As filed with the Securities and Exchange Commission on January 5, 2022
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SELECT ENERGY SERVICES, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of Incorporation or Organization)	1389 (Primary Standard Industrial Classification Code Number)	81-4561945 (I.R.S. Employer Identification Number)

1233 W. Loop South, Suite 1400
Houston, Texas 77027
(713) 235-9500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John D. Schmitz
Chief Executive Officer
Select Energy Services, Inc.
1233 W. Loop South, Suite 1400
Houston, Texas 77027
(713) 235-9500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Adam R. Law Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer Select Energy Services, Inc. 1233 W. Loop South, Suite 1400 Houston, Texas 77027 (713) 235-9500	David P. Oelman Stephen M. Gill Vinson & Elkins L.L.P. 1001 Fannin Street Suite 2500 Houston, Texas 77002 (713) 758-2222	Joseph M. Crabb Executive Vice President, Chief Legal Officer and Corporate Secretary Nuverra Environmental Solutions, Inc. 11111 Katy Freeway, Suite 1006 Houston, Texas 77079 (602) 903-7802	Matthew M. Holman Squire Patton Boggs (US) LLP 1 E. Washington Street, Suite 2700 Phoenix, Arizona 85004 (602) 528-4083
Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions to the closing of the merger described herein.
If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☐
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A Common Stock, $0.01 par value per share	4,233,463	N/A	$34,186,338.60	$3,169.08

(1)
Represents the estimated maximum number of shares of Class A common stock, par value $0.01 per share (“Select Class A Common Stock”), of Select Energy Services, Inc. (“Select”) being registered upon completion of the Integrated Mergers described in the consent statement/prospectus contained herein based upon (a)(i) 16,209,621 shares of common stock, par value $0.01 per share (“Nuverra Common Stock”), of Nuverra Environmental Solutions, Inc. (“Nuverra”), issued and outstanding as of December 30, 2021, (ii) 118,137 shares of Nuverra Common Stock potentially issuable in respect of warrants exercisable for shares of Nuverra Common Stock, (iii) 77,679 shares of restricted Nuverra Common Stock, and (iv) 189,873 shares of Nuverra Common Stock potentially issuable in respect of Nuverra restricted stock units granted under the Nuverra stock incentive plans and (b) the Exchange Ratio, as set forth in the Merger Agreement described herein, of 0.2551 shares of Select Class A Common Stock per share of Nuverra Common Stock.

(2)
Calculated pursuant to Rule 457(f)(1) and Rule 457(c) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act, based on the average of the high and low prices of Nuverra Common Stock as reported on the NYSE American on December 29, 2021 ($2.06 per share), multiplied by the estimated maximum number of shares of Nuverra Common Stock (16,595,310) that may be exchanged or converted for the securities being registered.

(3)
Calculated by multiplying the proposed maximum aggregate offering price by .0000927.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this document is not complete and may be changed. Select Energy Services, Inc. may not issue the securities described herein until the registration statement filed with the Securities and Exchange Commission is effective. This document is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED JANUARY 5, 2022
Dear Stockholders of Nuverra Environmental Solutions, Inc.:
On December 12, 2021, Nuverra Environmental Solutions, Inc. (“Nuverra”) entered into an Agreement and Plan of Merger (as may be amended from time to time, the “Merger Agreement”) with Select Energy Services, Inc. (“Select”) and certain subsidiaries of Select, providing for (i) the merger of a direct wholly owned subsidiary of Select with and into Nuverra, with Nuverra surviving the merger as a direct wholly owned subsidiary of Select (the “Initial Merger” and the surviving entity, the “Surviving Corporation”), and (ii) immediately following the Initial Merger, the merger of the Surviving Corporation with and into an indirect wholly owned subsidiary of Select (“Holdco”), with Holdco surviving the merger as an indirect wholly owned subsidiary of Select (the “Subsequent Merger” and, together with the Initial Merger, the “Integrated Mergers”). Promptly following the effective time of the Subsequent Merger, Select will cause all of the limited liability company interests in Holdco to be contributed to SES Holdings LLC (“SES Holdings”), a Delaware limited liability company of which Select is the majority owner and managing member, in exchange for the issuance of common units in SES Holdings to a direct wholly owned subsidiary of Select in accordance with the SES Holdings limited liability company agreement.
If the Integrated Mergers are completed, (i) each share of Nuverra’s common stock, par value $0.01 per share (“Nuverra Common Stock”), then issued and outstanding will be converted into the right to receive a number of shares of Class A common stock of Select, par value $0.01 per share (“Select Class A Common Stock”), equal to 0.2551 per share (the “Exchange Ratio”) and (ii) the holders of the 118,137 warrants exercisable for shares of Nuverra Common Stock (“Nuverra Warrants”) shall, upon the exercise of such Nuverra Warrants and payment of the exercise price therefor, have the right to acquire and receive the number of shares of Select Class A Common Stock that would have been issued by means of a cash exercise immediately prior to the Effective Time, and receive a number of shares of Select Class A Common Stock equal to the Exchange Ratio. As more fully described herein, the Surviving Corporation has agreed to assume and repay in full all indebtedness outstanding as of the closing date under Nuverra’s existing bank credit facility. The Surviving Corporation will also assume all of Nuverra’s obligations under existing finance lease agreements.
Under the terms of the agreement, holders of Nuverra’s common stock (“Nuverra Common Stockholders”) will receive approximately 4.3 million shares of Select Class A common stock in exchange for all outstanding shares of Nuverra. Select Class A Common Stock is quoted on the New York Stock Exchange under the symbol “WTTR”. Nuverra Common Stock is quoted on the NYSE American under the symbol “NES”. The implied value of the merger consideration to be received in exchange for each share of Nuverra Common Stock will fluctuate based on the market price of Select Class A Common Stock until the completion of the Integrated Mergers because the merger consideration is payable in a fixed number of shares of Select Class A Common Stock pursuant to the Exchange Ratio. Accordingly, we urge you to obtain current market quotations for Select Class A Common Stock and Nuverra Common Stock.
In connection with the Merger Agreement, certain affiliates of Ascribe Capital LLC (“Ascribe”) and Gates Capital Management, Inc. (“Gates”), which we refer to collectively as the “Nuverra Designated Stockholders,” in their capacity as direct and indirect stockholders of Nuverra, executed and delivered Support Agreements with Select, pursuant to which each written consent party agreed to deliver to Nuverra a written consent in respect of shares of Nuverra Common Stock beneficially owned by them representing in the aggregate more than a majority of the total shares of Nuverra Common Stock outstanding. The Support Agreements provide that the Nuverra Designated Stockholders will deliver their written consents within 24 hours of the registration statement of which this consent statement/prospectus forms a part of being declared effective. The delivery of such written consents by the Nuverra Designated Stockholders will constitute the adoption of the Merger Agreement by the requisite majority of Nuverra Common Stockholders.
The board of directors of Nuverra (the “Nuverra Board”) has set                 , 2022 as the record date (which we refer to as the “Nuverra Record Date”) for determining the holders of Nuverra Common Stock entitled to execute and deliver written consents with respect to the accompanying consent statement/prospectus.
The Nuverra Board recommends that Nuverra Common Stockholders deliver written consents FOR the adoption of the Merger Agreement. We urge you to read the enclosed consent statement/prospectus carefully and in its entirety. In particular, see the section titled “Risk Factors” beginning on page 13 of the accompanying consent statement/prospectus.
Sincerely,
Charles K. Thompson
Chairman of the Board and Chief Executive Officer
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying consent statement/prospectus or determined that the accompanying document is accurate or complete. Any representation to the contrary is a criminal offense.
The accompanying consent statement/prospectus is dated                 , 2022 and is first being mailed to the holders of Nuverra Common Stock on or about                 , 2022.

NUVERRA ENVIRONMENTAL SOLUTIONS, INC.
11111 Katy Freeway, Suite 1006
Houston, Texas 77079
NOTICE OF SOLICITATION OF WRITTEN CONSENT
Nuverra Environmental Solutions, Inc. (“Nuverra”) is requesting that you execute and return your written consent to:
1.
Approve the Agreement and Plan of Merger, dated as of December 12, 2021 (the “Merger Agreement”), by and among Select Energy Services, Inc., a Delaware corporation (“Select”); Navy Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Select (“Merger Sub”); Navy Holdco, LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Select (“Holdco”), and Nuverra, pursuant to which Select will acquire Nuverra by way of a two-step merger in an all-stock transaction. Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Nuverra, with Nuverra continuing as the “Surviving Corporation” as a direct wholly owned subsidiary of Select (the “Initial Merger”), and immediately following the effective time of the Initial Merger (the “Effective Time”), the Surviving Corporation will merge with and into Holdco (the “Subsequent Merger” and, together with the Initial Merger, the “Integrated Mergers”), with Holdco continuing as the surviving entity and an indirect wholly owned subsidiary of Select.

Under the terms of the Merger Agreement and at the Effective Time, each share of Nuverra’s common stock, par value $0.01 per share (the “Nuverra Common Stock”), then outstanding will be converted into the right to receive a number of shares of Class A common stock of Select, par value $0.01 per share equal to 0.2551 per share of Nuverra Common Stock.
2.
Approve, on a non-binding, advisory basis, the compensation that will or may become payable to Nuverra’s named executive officers in connection with the transactions contemplated by the Merger Agreement (the “Transaction-Related Compensation Proposal”).

This consent statement/prospectus describes the Merger Agreement; the other transactions contemplated by the Merger Agreement and the actions to be taken in connection therewith and provides additional information about the parties involved. Please give this information your careful attention. A copy of the Merger Agreement is attached as Annex A to this consent statement/prospectus.
Nuverra cannot complete the transactions contemplated by the Merger Agreement unless the holders of a majority of the outstanding common stock approve the adoption of the Merger Agreement. Ascribe II Investments LLC, Ascribe III Investments LLC and Gates Capital Management, Inc. (collectively, the “Nuverra Designated Stockholders”) who collectively own approximately 84% of the outstanding Nuverra Common Stock, have entered into Support Agreements pursuant to which the Nuverra Designated Stockholders have agreed, subject to the terms and conditions of such Support Agreements, to execute and return written consents approving the Merger Agreement and each of the other matters for which Nuverra is soliciting consents in connection with the Merger Agreement within 24 hours after the registration statement, of which this consent statement/prospectus forms a part, becomes effective under the Securities Act. The delivery of the written consents by the Nuverra Designated Stockholders will be sufficient to approve the adoption of the Merger Agreement and, on a non-binding, advisory basis, the Transaction-Related Compensation Proposal. When the Nuverra Designated Stockholders execute and return their written consents approving the Merger Agreement and the Transaction-Related Compensation Proposal, no other consents from the other Nuverra Common Stockholders will be required to approve the adoption of the Merger Agreement and the Transaction-Related Compensation Proposal.
The board of directors of Nuverra (the “Nuverra Board”) has set                 , 2022 as the record date the determination of Nuverra Common Stockholders to execute and deliver written consents with respect to this accompanying consent statement/prospectus.

Please complete, date and sign the written consent furnished with this consent statement/prospectus and return it promptly to Nuverra by one of the means described in the section entitled “Nuverra Solicitation of Written Consents.”
On behalf of the Nuverra Board,
Joseph M. Crabb Executive Vice President, Chief Legal Officer and Corporate Secretary
                 , 2022

ADDITIONAL INFORMATION
This document, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”), constitutes a consent statement of Nuverra and is also a prospectus of Select under Section 5 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), for Select Class A Common Stock that will be issued to Nuverra Common Stockholders pursuant to the Merger Agreement.
This consent statement/prospectus includes important business and financial information about each of Select and Nuverra that is included in documents filed with the SEC that have been included herein and delivered herewith as annexes. In addition, each of Select and Nuverra files annual, quarterly and current reports, proxy statements and other business and financial information with the SEC. Select and Nuverra file reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at www.sec.gov containing this information. You can also obtain these documents for free from Select at www.selectenergy.com and from Nuverra at www.nuverra.com, as applicable. The information contained on, or that may be accessed through, the respective websites of Select and Nuverra is not incorporated by reference into, and is not a part of, this consent statement/prospectus.
This consent statement/prospectus includes as annexes documents that Select and Nuverra previously filed with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as set forth below. Any statement contained in such a document shall be deemed to be modified or superseded for purposes of this consent statement/prospectus to the extent that a statement contained in this consent statement/prospectus or in an annex hereto consisting of a document filed with the SEC subsequent to such document modifies or replaces such statement. The information included in the annexes hereto is incorporated into this consent statement/prospectus except to the extent so modified or superseded and except as provided below.
Set forth below is a list of the documents previously filed with the SEC by Select and Nuverra under the Exchange Act that are included as annexes to this consent statement/prospectus.
Select
•
Select’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on February 24, 2021;

•
Select’s Definitive Proxy Statement on Schedule 14A filed with the SEC on March 25, 2021;

•
Select’s Current Report on Form 8-K filed with the SEC on April 5, 2021 (other than information furnished under Item 7.01);

•
Select’s Quarterly Report on Form 10-Q filed with the SEC on May 5, 2021;

•
Select’s Current Report on Form 8-K filed with the SEC on June 17, 2021 (other than information furnished under Item 7.01);

•
Select’s Quarterly Report on Form 10-Q filed with the SEC on August 4, 2021; and

•
Select’s Quarterly Report on Form 10-Q filed with the SEC on November 3, 2021.

Nuverra
•
Nuverra’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 16, 2021;

•
Nuverra’s Current Report on Form 8-K filed with the SEC on April 7, 2021;

•
Nuverra’s Annual Report on Form 10-K/A for the year ended December 31, 2020, filed with the SEC on April 26, 2021;

•
Nuverra’s Current Report on Form 8-K filed with the SEC on April 27, 2021;

•
Nuverra’s Definitive Proxy Statement on Schedule 14A filed with the SEC on May 17, 2021;

•
Nuverra’s Quarterly Report on Form 10-Q filed with the SEC on May 11, 2021;

•
Nuverra’s Current Report on Form 8-K filed with the SEC on July 23, 2021;

•
Nuverra’s Quarterly Report on Form 10-Q filed with the SEC on August 19, 2021;

•
Nuverra’s Current Report on Form 8-K filed with the SEC on September 3, 2021;

•
Nuverra’s Quarterly Report on Form 10-Q filed with the SEC on November 15, 2021; and

•
Nuverra’s Current Report on Form 8-K filed with the SEC on December 3, 2021.

Select has filed a registration statement on Form S-4, of which this consent statement/prospectus forms a part. As permitted by SEC rules, this consent statement/prospectus does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read the registration statement, including any amendments, schedules and exhibits thereto at the SEC’s website mentioned above. Statements contained in this consent statement/prospectus as to the contents of any contract or other documents referred to in this consent statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable agreement or other document filed as an exhibit to the registration statement. You may request copies without charge upon oral or written request from:
Select Energy Services, Inc. 1233 W. Loop South, Suite 1400 Houston, Texas 77027 Attention: Investor Relations Telephone: (713) 296-1073	Nuverra Environmental Solutions, Inc. 11111 Katy Freeway, Suite 1006 Houston, Texas 77079 Attention: Investor Relations Phone: (602) 903-7802
You may obtain certain of these documents at Select’s website, www.selectenergy.com, and at Nuverra’s website, www.nuverra.com. None of the information contained on the website of Select or Nuverra is incorporated by reference into this document.
If you request any documents, Select or Nuverra will mail them to you by first class mail, or another equally prompt means, within one business day after receipt of your request. To ensure timely delivery of these documents, any request should be made no later than           , 2022.
For a more detailed description of where you can find information about Select and Nuverra, please see “Where You Can Find More Information.”

Page
QUESTIONS AND ANSWERS ABOUT THE INTEGRATED MERGERS	v
SUMMARY	1
Information About the Companies	1
The Integrated Mergers	2
Merger Consideration	2
Treatment of Nuverra Equity Awards and Nuverra Warrants	2
Support Agreements	3
Summary of Risk Factors	3
Approvals Required by the Nuverra Common Stockholders to Complete the Integrated Mergers and the Other Transactions Contemplated by the Merger Agreement	4
Approval and Recommendation of Nuverra Board and Reasons for the Integrated Mergers	5
Interests of Certain of Nuverra’s Directors and Executive Officers in the Integrated Mergers	5
Regulatory Approvals Required for the Integrated Mergers	5
No Appraisal or Dissenters’ Rights	5
NYSE Listing of Select Class A Common Stock	5
Delisting and Deregistration of Nuverra Common Stock	6
Ownership of Select after the Integrated Mergers	6
Conditions to Completion of the Integrated Mergers	6
Non-Solicitation	6
Termination of Merger Agreement	7
Termination Fee and Expenses in Connection with Termination	7
Accounting Treatment of the Integrated Mergers	8
Material U.S. Federal Income Tax Consequences of the Integrated Mergers	8
Certain Beneficial Owners of Nuverra Common Stock	9
Expected Timing of the Integrated Mergers	9
Comparison of Rights of Nuverra and Select Stockholders	9
No Change of Recommendation	9
SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION	10
COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION	12
RISK FACTORS	13
Risk Factors Related to the Integrated Mergers	13
Risks Related to Select’s Business	17
Risks Related to Nuverra’s Business	18
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	19
INFORMATION ABOUT THE COMPANIES	21
Select Energy Services, Inc.	21
Nuverra Environmental Solutions, Inc.	21
Navy Holdco, LLC	21
Navy Merger Sub, Inc.	22
NUVERRA SOLICITATION OF WRITTEN CONSENTS	23
THE INTEGRATED MERGERS	25

i

QUESTIONS AND ANSWERS ABOUT THE INTEGRATED MERGERS
Set forth below are questions that you, as a holder of Nuverra Common Stock, may have regarding the Integrated Mergers and brief answers to those questions. For more complete descriptions of the legal and other terms of the Integrated Mergers, please read this entire document, including the Merger Agreement (as defined below), which is attached as Annex A to this consent statement/prospectus, and the documents included in this document. You may obtain a list of the documents included herein in the section entitled “Where You Can Find More Information.”
Q:
Why am I receiving this consent statement/prospectus?

A:
On December 12, 2021, Nuverra Environmental Solutions, Inc. (“Nuverra”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Select Energy Services, Inc. (“Select”), Navy Holdco, LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Select (“Holdco”), and Navy Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of Select (“Merger Sub”). Upon the terms and subject to the conditions set forth in the Merger Agreement, (i) Merger Sub will merge with and into Nuverra (the “Initial Merger”), with Nuverra continuing as the surviving entity (the “Surviving Corporation”) as a direct wholly owned subsidiary of Select and (ii) following the effective time (the “Effective Time”) of the Initial Merger, Nuverra will merge with and into Holdco (the “Subsequent Merger” and, together with the Initial Merger, the “Integrated Mergers”), with Holdco surviving the Subsequent Merger as an indirect wholly owned subsidiary of Select. Promptly following the effective time of the Subsequent Merger, Select will cause all of the limited liability company interests in Holdco to be contributed to SES Holdings LLC (“SES Holdings”), a Delaware limited liability company of which Select is the majority owner and managing member, in exchange for the issuance of common units in SES Holdings to a direct wholly owned subsidiary of Select in accordance with the SES Holdings limited liability company agreement.

As a result of the Integrated Mergers:
•
each share of Nuverra’s common stock, par value $0.01 per share (the “Nuverra Common Stock”), then issued and outstanding at the Effective Time will be converted into the right to receive a number of shares of Class A common stock of Select Energy, par value $0.01 per share (“Select Class A Common Stock”), equal to 0.2551 per share of Nuverra Common Stock (the “Exchange Ratio”);

•
the holders of the 118,137 warrants exercisable for shares of Nuverra Common Stock (“Nuverra Warrants”) shall, upon the exercise of such Nuverra Warrants and payment of the exercise price therefor, have the right to acquire and receive the number of shares of Select Class A Common Stock that would have been issued by means of a cash exercise immediately prior to the Effective Time, and receive a number of shares of Select Class A Common Stock equal to the Exchange Ratio;

•
each award of outstanding restricted stock units subject to time-based vesting conditions that relates to Nuverra Common Stock (a “Nuverra RSU Award”) that does not vest at the Effective Time and is outstanding as of immediately prior to the Effective Time will be cancelled and converted into a restricted stock unit award to receive a number of shares of Select Class A Common Stock equal to the number of shares of Nuverra Common Stock subject to such Nuverra RSU Award immediately prior to the Effective Time, multiplied by the Exchange Ratio, rounded down to the nearest whole share of Select Class A Common Stock;

•
each Nuverra RSU Award that does vest at the Effective Time and is outstanding as of immediately prior to the Effective Time shall automatically vest in full and be cancelled and converted into the right to receive a number of shares of Select Class A Common Stock equal to the number of shares of Nuverra Common Stock subject to such Nuverra RSU Award as of immediately prior to the Effective Time, multiplied by the Exchange Ratio, rounded down to the nearest whole share of Select Class A Common Stock;

•
each award of outstanding restricted stock units subject to performance-based vesting conditions that relates to Nuverra Common Stock (a “Nuverra PSU Award”) that is outstanding as of immediately prior to the Effective Time will be cancelled and converted into a performance-based restricted stock unit award covering shares of Select Class A Common Stock equal to the number of shares of Nuverra Common Stock that would have been earned pursuant to such Nuverra PSU

v

Award based on actual achievement of any performance-based vesting conditions as of immediately prior to the Effective Time, multiplied by the Exchange Ratio, rounded down to the nearest whole share of Select Class A Common Stock; and
•
each award of outstanding shares of restricted Nuverra Common Stock (a “Nuverra Restricted Stock Award”) that is outstanding as of immediately prior to the Effective Time shall automatically vest in full and be cancelled and converted into the right to receive a number of shares Select Class A Common Stock equal to the number of shares of Nuverra Common Stock subject to such Nuverra Restricted Stock Award as of immediately prior to the Effective Time, multiplied by the Exchange Ratio, rounded down to the nearest whole share of Select Class A Common Stock.

Ascribe II Investments LLC, Ascribe III Investments LLC (together, “Ascribe”) and Gates Capital Management, Inc. (“Gates” and together with Ascribe, the “Nuverra Designated Stockholders”), who collectively own approximately 84% of the outstanding Nuverra Common Stock, have each entered into support agreements (the “Support Agreements”) pursuant to which such Nuverra Designated Stockholders have agreed, subject to the terms and conditions of such Support Agreements, to execute and return written consents approving the Merger Agreement and each of the other matters for which Nuverra is soliciting consents in connection with the Merger Agreement within 24 hours after the registration statement, of which this consent statement/prospectus forms a part, becomes effective under the Securities Act. The delivery of the written consents by the Nuverra Designated Stockholders will be sufficient to approve the adoption of the Merger Agreement and the other transactions contemplated by the Merger Agreement. Nuverra is sending this document to all of the holders of Nuverra Common Stock, including the Nuverra Designated Stockholders, to request that they approve the adoption of the Merger Agreement and, on a non-binding, advisory basis, the compensation that will or may become payable to Nuverra’s named executive officers in connection with the transactions contemplated by the Merger Agreement (the “Transaction-Related Compensation Proposal”) by executing and returning the written consent furnished with this consent statement/prospectus. When the Nuverra Designated Stockholders execute and return their written consents approving the Merger Agreement and the Transaction-Related Compensation Proposal, no other consents from the other Nuverra Common Stockholders will be required to approve the adoption of the Merger Agreement and the Transaction-Related Compensation Proposal.
The Nuverra Board has set           , 2022 as the record date (the “Nuverra Record Date”) for determining the holders of Nuverra Common Stock entitled to execute and deliver written consents with respect to the accompanying consent statement/prospectus.
This consent statement/prospectus serves as both a consent statement of Nuverra and a prospectus of Select in connection with the Merger Agreement and the Integrated Mergers and other transactions contemplated thereby.
Q:
What will happen in the Integrated Mergers?

A:
As discussed in greater detail in the response above, if the Integrated Mergers are successfully completed, (i) Merger Sub will merge with and into Nuverra, with Nuverra continuing as the Surviving Corporation as a direct wholly owned subsidiary of Select and (ii) following the Effective Time of the Initial Merger, Nuverra will merge with and into Holdco, with Holdco surviving the Subsequent Merger as an indirect wholly owned subsidiary of Select. Furthermore, pursuant to the Integrated Mergers, (a) each share of Nuverra Common Stock then outstanding will be converted into the right to receive a number of shares of Select Class A Common Stock equal to the Exchange Ratio (the “Merger Consideration”) and (b) the holders of the 118,137 Nuverra Warrants shall, upon the exercise of such Nuverra Warrants and payment of the exercise price therefor, have the right to acquire and receive the number of shares of Select Class A Common Stock that would have been issued by means of a cash exercise immediately prior to the Effective Time, and receive a number of shares of Select Class A Common Stock equal to the Exchange Ratio. If at any time during the period between the date of the Merger Agreement and the Effective Time, any change in the outstanding Nuverra Common Stock or outstanding Select Class A Common Stock shall occur, by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, split-up, stock dividend, combination, exchange of stocks or other similar transaction, the Merger Consideration, the Exchange Ratio and any other similarly dependent items shall be equitably adjusted to provide to Select, Merger

Sub and the Nuverra Common Stockholders the same economic effect as contemplated by the Merger Agreement prior to such action. In addition, if the Integrated Mergers are successfully completed, the Nuverra Common Stock will no longer be listed and traded on the New York Stock Exchange American (“NYSE American”).
Q:
What will Nuverra Common Stockholders receive in the Integrated Mergers?

A:
As of the Effective Time, each share of Nuverra Common Stock then outstanding will be converted into the right to receive the Merger Consideration.

Based on the $6.49 closing price of Select Class A Common Stock on Friday, December 10, 2021, the last full trading day before the public announcement of the Integrated Mergers, the per share value of Nuverra Common Stock implied by the Merger Consideration is $1.66, or a total common equity valuation of Nuverra of $27.3 million.
Q:
What will the Nuverra Designated Stockholders receive in the Integrated Mergers and the other transactions contemplated by the Merger Agreement?

A:
Each outstanding share of Nuverra Common Stock, including Nuverra Common Stock held by the Nuverra Designated Stockholders, will be converted into and will thereafter represent the right to receive the Merger Consideration.

Q:
What happens if the Integrated Mergers are not completed?

A:
If the Integrated Mergers are not completed for any reason, holders of Nuverra Common Stock (including the Nuverra Designated Stockholders) will not receive any Merger Consideration in exchange for their Nuverra Common Stock. Additionally, Nuverra will remain an independent public company with Nuverra Common Stock continuing to be traded on the NYSE American. If the Merger Agreement is terminated under specified circumstances, Nuverra may be required to (i) pay Select a termination fee equal to $2.50 million or (ii) reimburse Select up to $1.25 million in respect of the expenses of Select incurred in connection with the Merger Agreement.

Q:
If I am a Nuverra Common Stockholder, how will I receive the Merger Consideration to which I become entitled?

A:
Within three business days following the Closing Date, the exchange agent will mail to you (i) a letter of transmittal and (ii) instructions for use in effecting the surrender of your Nuverra Common Stock in exchange for the Merger Consideration. Subject to applicable laws, following surrender of any such Nuverra Common Stock to the exchange agent, together with your duly completed and validly executed letter of transmittal and any other documents required by the exchange agent, you will be entitled to receive, without interest, (i) promptly after such surrender, the number of whole shares of Select Class A Common Stock to which you are entitled, payment by check of the amount of dividends with a record date at or after the Effective Time and a payment date on or prior to the date of such surrender and not theretofore paid with respect to such Select Class A Common Stock and (ii) at the appropriate payment date, the amount of dividends with a record date at or after the Effective Time and a payment date subsequent to the date of such surrender payable with respect to such Select Class A Common Stock. No fractional shares of Select Class A Common Stock will be issued. All fractional shares of Select Class A Common Stock that a holder of Nuverra Common Stock would otherwise have been entitled to receive will be aggregated and then, if a fractional share of Select Class A Common Stock results from the aggregation, a cash payment, without interest, representing such holder’s proportionate interest will made to such holder, see “The Merger Agreement — Merger Consideration” beginning on page 46 of this consent statement/prospectus.

Q:
What are Nuverra Common Stockholders being asked to do?

A:
Nuverra Common Stockholders are being asked to deliver written consents to approve the adoption of the Merger Agreement and, on a non-binding, advisory basis, the Transaction-Related Compensation Proposal. The approval of the Merger Agreement by the holders of a majority of the Nuverra Common Stock is a condition to the obligations of Nuverra and of Select to complete the Integrated Mergers.

Q:
Who is entitled to deliver written consents to approve the adoption of the Merger Agreement and the Transaction-Related Compensation Proposal?

A:
Only written consents received from holders of Nuverra Common Stock as of the Nuverra Record Date, the close of business on           , 2022, will be counted for purposes of approving the Merger Agreement and, on a non-binding, advisory basis, the Transaction-Related Compensation Proposal. As of the Nuverra Record Date, there were          shares of Nuverra Common Stock outstanding.

Q:
Are there any important risks related to the Integrated Mergers or Select’s or Nuverra’s businesses of which I should be aware?

A:
Yes, there are important risks related to the Integrated Mergers and Select’s and Nuverra’s businesses. Before making any decision on how to vote, Select and Nuverra urge you to read carefully and in its entirety the section titled “Risk Factors” beginning on page 13 of this consent statement/prospectus.

Q:
What Nuverra stockholder approval is required to approve adoption of the Merger Agreement?

A:
The approval of the holders of a majority of the outstanding Nuverra Common Stock is required to approve the adoption of the Merger Agreement and the other transactions contemplated by the Merger Agreement. The Nuverra Designated Stockholders, who collectively own approximately 84% of the outstanding Nuverra Common Stock, have each entered into a Support Agreement pursuant to which such Nuverra Designated Stockholder has agreed, subject to the terms and conditions of such Support Agreement, to execute and return a written consent approving the Merger Agreement and each of the matters for which Nuverra is soliciting consents of the holders of Nuverra Common Stock in accordance with the Merger Agreement within 24 hours after the registration statement, of which this consent statement/prospectus forms a part, becomes effective under the Securities Act. The delivery of the written consents by the Nuverra Designated Stockholders will be sufficient to approve the adoption of the Merger Agreement and the Transaction-Related Compensation Proposal. When the Nuverra Designated Stockholders execute and return their written consents approving the Merger Agreement and the Transaction-Related Compensation Proposal, no other consents from the other Nuverra Common Stockholders will be required to approve the adoption of the Merger Agreement and the Transaction-Related Compensation Proposal.

Q:
Do Nuverra directors and executive officers have interests that may differ from those of other Nuverra Common Stockholders?

A:
Yes. Nuverra Common Stockholders should be aware and take into account the fact that certain Nuverra directors and executive officers have interests in the Integrated Mergers that may be different from, or in addition to, the interests of Nuverra Common Stockholders generally and that may create potential conflicts of interest. The Nuverra Board was aware of and carefully considered these interests, among other matters, in evaluating the terms and structure, and overseeing the negotiation of, the Integrated Mergers, in approving the Merger Agreement and the transactions contemplated thereby, including the Integrated Mergers. See the section titled “The Integrated Mergers — Interests of Certain of Nuverra’s Directors and Executive Officers in the Integrated Mergers.”

Q:
What is the deadline for returning my written consent?

A:
Nuverra Common Stockholders may execute and return their written consent as soon as reasonably practicable after the date this consent statement/prospectus becomes effective and until            , 2022 (the “consent deadline”).

Q:
How do I return my Nuverra written consent?

A:
If you are a Nuverra Common Stockholder as of the Nuverra Record Date, and after carefully reading and considering the information contained in this consent statement/prospectus you wish to return your written consent, please complete, date and sign the enclosed written consent and promptly return it as instructed. If you are a direct registered holder of Nuverra Common Stock, please send the enclosed notice of consent to the address below, or email a pdf copy of your signed and dated written consent to Broadridge Financial Solutions, Inc. to the email address below.

By Mail.  Broadridge Financial Solutions, Inc.
 c/o Broadridge, 51Mercedes Way
 Edgewood, NY 11717
By Email.  writtenconsent@nuverra.com
Nuverra will not be holding a meeting to approve the adoption of the Merger Agreement, and therefore you will be unable to vote in person.
Q:
What if I hold both Select Class A Common Stock and Nuverra Common Stock?

A:
If you are both a Select Class A Common Stockholder and a Nuverra Common Stockholder, you will still receive consent solicitation materials from Nuverra. Therefore, please complete, date and sign and deliver the written consent that you receive from Nuverra.

Q:
If I am a Nuverra Common Stockholder, can I change or revoke my written consent?

A:
Yes. You may change or revoke your written consent, at any time after this consent statement/prospectus is declared effective and until the consent deadline; however, such change or revocation may not have any effect, as the delivery of written consents by the Nuverra Designated Stockholders pursuant to the Support Agreements will be sufficient to approve the adoption of the Merger Agreement and the Transaction-Related Compensation Proposal. If you wish to change or revoke your consent, Nuverra Common Stockholders may do so by sending in a new written consent with a later date or by delivering a notice of revocation to

Broadridge Financial Solutions, Inc.
c/o Broadridge, 51 Mercedes Way
Edgewood, NY 11717 .
Q:
What if I sell my Nuverra Common Stock after the Nuverra Record Date but before the Effective Time?

A:
If you sell or otherwise transfer your Nuverra Common Stock after the Nuverra Record Date but prior to the Effective Time, you will not receive the Merger Consideration. You must hold your Nuverra Common Stock through the Effective Time to receive the Merger Consideration.

Q:
What do I do if I receive more than one set of consent solicitation materials?

A:
You may receive more than one set of consent solicitation materials, including multiple copies of this consent statement/prospectus or the consent solicitation materials. This can occur if you hold your Nuverra Common Stock in more than one brokerage account, if you hold Nuverra Common Stock directly as a holder of record and also in street name, or otherwise through another holder of record, and in certain other circumstances. If you receive more than one set of consent solicitation materials, please return each set separately in order to ensure that all of your written consents are delivered, as applicable.

Q:
What will happen if I do not execute and return my written consent?

A:
If you are a Nuverra Common Stockholder as of the close of business on the Nuverra Record Date and you do not execute and return a written consent, it will have the same effect as a vote against the approval of the Merger Agreement and, on a non-binding, advisory basis, the Transaction-Related Compensation Proposal.

Q:
Are Nuverra Common Stockholders entitled to seek appraisal rights if they do not deliver a written consent?

A:
No, Nuverra Common Stockholders do not have appraisal rights in connection with the Integrated Mergers under applicable law or the Nuverra Bylaws or contractual appraisal rights under the Merger Agreement.

Q:
What are the expected U.S. federal income tax consequences of the Integrated Mergers to a Nuverra Common Stockholder?

A:
The Integrated Mergers, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes, and Select and Nuverra intend to report the Integrated Mergers consistent with such qualification. Provided that the Integrated Mergers, taken together, so qualify, a U.S. holder (as defined in the section entitled “Material U.S. Federal Income Tax Consequences of the Integrated Mergers”) of shares of Nuverra Common Stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of its shares of Nuverra Common Stock for shares of Select Class A Common Stock pursuant to the Integrated Mergers, except for any gain or loss that may result from the receipt of cash in lieu of a fractional share of Select Class A Common Stock. It is not a condition to Select’s obligation or Nuverra’s obligation to complete the Integrated Mergers that the Integrated Mergers, taken together, qualify as a “reorganization.” Select and Nuverra have not requested, and will not request, any ruling from the Internal Revenue Service (the “IRS”) with respect to the tax treatment of the Integrated Mergers, and, as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth herein.

For a more detailed discussion of the U.S. federal income tax consequences of the Integrated Mergers, see the section entitled “Material U.S. Federal Income Tax Consequences of the Integrated Mergers.” Each Nuverra Common Stockholder is strongly urged to consult with its own tax advisor to determine the particular U.S. federal, state or local or non-U.S. income or other tax consequences of the Integrated Mergers to it.
Q:
What are the conditions to the completion of the Integrated Mergers and the other transactions contemplated by the Merger Agreement?

A:
Completion of the Integrated Mergers are subject to certain closing conditions, including, but not limited to, (i) the required stockholder approval shall have been obtained from the Nuverra Common Stockholders; (ii) the Merger Consideration shall have been approved for listing on the New York Stock Exchange (“NYSE”); (iii) absence of any injunction or other legal prohibition; (iv) the registration statement on Form S-4 will have been declared effective by the SEC; and (v) the satisfaction (or to the extent permitted by applicable law, waiver) of other conditions to closing. See the section titled “The Merger Agreement — Conditions to Completion of the Integrated Mergers” beginning on page 47 of this consent statement/prospectus for more information.

Q:
When are the Integrated Mergers and the other transactions contemplated by the Merger Agreement expected to be completed?

A:
As of the date of this consent statement/prospectus, it is not possible to accurately estimate the closing date for the Integrated Mergers because the Integrated Mergers are subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the conditions to Select’s and Nuverra’s obligations to complete the Integrated Mergers; however, Select and Nuverra currently expect the Integrated Mergers to close in the first quarter of 2022. Due to the requirement that the Form S-4 be declared effective by the SEC and other conditions necessary to complete the Integrated Mergers, no assurance can be given as to when, or if, the Integrated Mergers will be completed.

Q:
What will happen to outstanding Nuverra Equity Awards in the Integrated Mergers?

A:
Each Nuverra RSU Award that does not vest by its terms at the Effective Time and is outstanding as of immediately prior to the Effective Time shall automatically be cancelled and converted into a restricted stock unit award covering shares of Select Class A Common Stock (“Converted Select RSU Award”), with respect to that number of shares of Select Class A Common Stock that is equal to the product of (i) the number of shares of Nuverra Common Stock subject to such Nuverra RSU Award as of immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, rounded down to the nearest whole share. Following the Effective Time, the Converted Select RSU Award shall be subject to such other terms and conditions (including with respect to vesting) as applied to the corresponding

x

Nuverra RSU Award immediately prior to the Effective Time. At the Effective Time, each Nuverra RSU Award that does vest by its terms at the Effective Time and is outstanding as of immediately prior to the Effective Time shall automatically vest in full and be cancelled and converted into the right to receive a number of shares of Select Class A Common Stock equal to the product of (i) the number of shares of Nuverra Common Stock subject to such Nuverra RSU Award as of immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, rounded down to the nearest whole share. At the Effective Time, each Nuverra PSU Award that is outstanding as of immediately prior to the Effective Time shall automatically be cancelled and converted into a performance-based restricted stock unit award covering shares of Select Class A Common Stock (“Converted Select PSU Award”), with respect to that number of shares of Select Class A Common Stock that is equal to the product of (i) the number of shares of Nuverra Common Stock that would have been earned pursuant to such Nuverra PSU Award based on actual achievement of any performance-based vesting conditions as of immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, rounded down to the nearest whole share. Following the Effective Time, the Converted Select PSU Award shall be subject to such other terms and conditions (other than any performance-based vesting conditions) as applied to the corresponding Company PSU Award immediately prior to the Effective Time. At the Effective Time, each Nuverra RSU Award that is outstanding as of immediately prior to the Effective Time shall automatically vest in full and be cancelled and converted into the right to receive a number of shares of Select Class A Common Stock equal to the product of (i) the number of shares of Nuverra Common Stock subject to such Company Restricted Stock Award as of immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, rounded down to the nearest whole share.
Q:
If I am a Nuverra Common Stockholder, do I need to do anything at this time with my common stock other than delivering my written consent?

A:
If you are a Nuverra Common Stockholder, you will be entitled to receive the Merger Consideration for your stock after the Effective Time. The only action you are requested to take at this time is to affirmatively deliver written consent FOR the approval of the Merger Agreement and FOR the proposal to approve the Transaction-Related Compensation Proposal in accordance with the method of written consent set forth in the section entitled “Nuverra Solicitation of Written Consents” beginning on page 23 of this consent statement/prospectus.

Q:
How does the Nuverra Board recommend that I vote on the Merger Agreement and the Transaction-Related Compensation Proposal?

A:
The Nuverra Board recommends that you deliver your written consent FOR the approval of the Merger Agreement and FOR the proposal to approve the Transaction-Related Compensation Proposal.

For additional information regarding the recommendation of the Nuverra Board, please see “The Integrated Mergers — Approval and Recommendation of the Nuverra Board and Reasons for the Integrated Mergers.”
Q:
Should I surrender my Nuverra Common Stock for exchange now to receive the Merger Consideration?

A:
No. Nuverra Common Stockholders should not surrender their Nuverra Common Stock for exchange to any person at this time. After the closing of the Integrated Mergers, Select’s exchange agent will send you a letter of transmittal and instructions for exchanging your Nuverra Common Stock for the Merger Consideration. See the section titled “The Integrated Mergers — Exchange of Securities” beginning on page 42 of this consent statement/prospectus.

Q:
How will the Integrated Mergers and the other transactions contemplated by the Merger Agreement be financed?

A:
Select has, and at the closing will have, sufficient cash, available lines of credit or other sources of immediately available funds to refinance Nuverra’s indebtedness or otherwise satisfy requirements of such obligations in connection with the consummation of the transactions contemplated by the Merger Agreement. Because the Merger Consideration consists of the right to receive 0.2551 Select Class A Common Stock for each share of Nuverra Common Stock owned as of the Effective Time, no financing is required to complete the Integrated Mergers.

Q.
Will the Select Class A Common Stock issued to Nuverra Common Stockholders be traded on an exchange?

A:
Yes. It is a condition to completion of the Integrated Mergers that the Select Class A Common Stock to be issued to Nuverra Common Stockholders in the Integrated Mergers be approved for listing on the NYSE, subject to official notice of issuance, under the symbol “WTTR”.

Q:
If I am a Nuverra Common Stockholder, whom should I call with questions?

A:
If you have any questions about the transactions contemplated by the Merger Agreement or the Nuverra consent solicitation materials, or desire additional copies of this consent statement/prospectus, you should contact:

Broadridge Financial Solutions, Inc.
c/o Broadridge
51 Mercedes Way
Edgewood, NY 11717
Telephone: 1-800-690-6903
or
Nuverra Environmental Solutions, Inc.
11111 Katy Freeway, Suite 1006
Houston, Texas 77079
Attention: Investor Relations
Telephone: (602) 903-7802
Email: ir@nuverra.com
Q:
Where can I find more information about Select and Nuverra?

A:
You can find more information about Select and Nuverra from the various sources described under “Where You Can Find More Information” beginning on page 106 of this consent statement/prospectus.

SUMMARY
This summary highlights selected information from this document. You are urged to carefully read the entire document, including its annexes and the other documents to which you are referred, because the information in this section does not provide all the information that might be important to you with respect to the Merger Agreement, the Integrated Mergers and the other matters being considered. See “Where You Can Find More Information.” Each item in this summary refers to the page of this document on which that subject is discussed in more detail.
Information About the Companies (See page 21)
Select Energy Services, Inc. (“Select”)
Select is a Delaware corporation traded on the NYSE under the symbol “WTTR”. Select’s core operations include comprehensive water-management and chemical solutions to the oil and gas industry in the United States and developing, manufacturing and delivering a full suite of chemical products for use in oil and gas well completion and production operations. As a leader in the water solutions industry, Select places the utmost importance on safe, environmentally responsible management of oilfield water throughout the lifecycle of a well.
Select’s executive offices are located at 1233 W. Loop South, Suite 1400, Houston, Texas 77027, and its telephone number is (713) 235-9500.
Nuverra Environmental Solutions, Inc. (“Nuverra”)
Nuverra is a Delaware corporation with its common stock listed on the NYSE American under the symbol “NES”. Nuverra and its subsidiaries are providers of water logistics and oilfield services to customers focused on the development and ongoing production of oil and natural gas from shale formations in the United States. Nuverra’s business operations are organized into three geographically distinct divisions: the Rocky Mountain division, the Northeast division and the Southern division. The Rocky Mountain division contains the Bakken Shale areas business, containing two primary oil producing reservoirs currently being developed in this geographic region. The Northeast division is comprised of the Marcellus and Utica Shale areas, both of which are predominantly natural gas producing basins. The Southern division is comprised of the Haynesville Shale area, a predominantly natural gas-producing basin. Within each division, Nuverra provides water transport services, disposal services, environmental remediation services and rental and other services associated with the drilling, completion, and ongoing production of shale oil and natural gas. Nuverra’s principal executive offices are located 11111 Katy Freeway, Suite 1006, Houston, Texas 77079, and its telephone number is (602) 903-7802.
Navy Holdco, LLC (“Holdco”)
Holdco is a Delaware limited liability company and an indirect wholly owned subsidiary of Select. Holdco has not carried on any activities to date, other than activities incidental to its formation or undertaken in connection with the transactions contemplated by the Merger Agreement.
Holdco’s principal executive offices are located at 1233 W. Loop South, Suite 1400, Houston, Texas 77027, and its telephone number is (713) 235-9500.
Navy Merger Sub, Inc. (“Merger Sub”)
Merger Sub is a Delaware corporation and a direct wholly owned subsidiary of Select. Merger Sub has not carried on any activities to date, other than activities incidental to its formation or undertaken in connection with the transactions contemplated by the Merger Agreement.
Merger Sub’s principal executive offices are located at 1233 W. Loop South, Suite 1400, Houston, Texas 77027, and its telephone number is (713) 235-9500.

The Integrated Mergers (See page 25)
Select and Nuverra have entered into a Merger Agreement, pursuant to which Select will acquire Nuverra, and Nuverra will cease to be a publicly held corporation. Upon the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time (i) Merger Sub will merge with and into Nuverra, with Nuverra continuing as the surviving entity as a direct wholly owned subsidiary of Select (the “Initial Merger”), and (ii) following the Initial Merger, Nuverra will merge with and into Holdco (the “Subsequent Merger” and, together with the Initial Merger, the “Integrated Mergers”), with Holdco surviving the Subsequent Merger as an indirect wholly owned subsidiary of Select.
Promptly following the effective time of the Subsequent Merger, Select will cause all of the limited liability company interests in Holdco to be contributed to SES Holdings, a Delaware limited liability company of which Select is the majority owner and managing member, in exchange for the issuance of common units in SES Holdings to a direct wholly owned subsidiary of Select in accordance with the SES Holdings limited liability company agreement.
The Merger Agreement is attached as Annex A to this document, and both Select and Nuverra encourage you to read it carefully and in its entirety because it is the legal document that governs the Integrated Mergers.
Merger Consideration (See page 46)
In the Initial Merger, holders of Nuverra Common Stock will receive, for each share of Nuverra Common Stock they own as of immediately prior to the Effective Time, 0.2551 shares of Select Class A Common Stock.
No fractional shares of Select Class A Common Stock will be issued. All fractional shares of Select Class A Common Stock that a holder of Nuverra Common Stock would otherwise have been entitled to receive will be aggregated and then, if a fractional Select Class A Common Stock results from the aggregation, a cash payment, without interest, will be made to such holder representing such holder’s proportionate interest of the proceeds from a sale by the exchange agent of shares of Select Class A Common Stock.
Treatment of Nuverra Equity Awards and Nuverra Warrants (See page 46)
Treatment of Nuverra Warrants.   From and after the Effective Time, all holders of Nuverra warrants to purchase Nuverra Common Stock shall have the right to acquire and receive, upon the exercise of such Nuverra warrants and payment of the applicable exercise price, the number of shares of Select Class A Common Stock that would have been issued or paid to such holders if they had exercised the Nuverra warrants by means of a Cash Exercise (as defined in the Warrant Agreement between the Nuverra and American Stock Transfer & Trust Company, LLC, dated August 7, 2017) immediately prior to the Effective Time.
Treatment of Nuverra RSU Awards.   Each award of outstanding but unvested shares of time-based restricted stock units settleable in Nuverra Common Stock (each, a “Nuverra RSU Award”) and granted pursuant to Nuverra’s 2017 Long Term Incentive Plan, as amended from time to time (the “2017 Plan”), that does not vest by its terms at the Effective Time and is outstanding as of immediately prior to the Effective Time shall automatically be cancelled and converted into a restricted stock unit award covering shares of Select Class A Common Stock (“Converted Select RSU Award”), with respect to that number of shares of Select Class A Common Stock that is equal to the product of (i) the number of shares of Nuverra Common Stock subject to such Nuverra RSU Award as of immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, rounded down to the nearest whole share. Following the Effective Time, the Converted Select RSU Award shall be subject to such other terms and conditions (including with respect to vesting) as applied to the corresponding Nuverra RSU Award immediately prior to the Effective Time. At the Effective Time, each Nuverra RSU Award that does vest by its terms at the Effective Time and is outstanding as of immediately prior to the Effective Time shall automatically vest in full and be cancelled and converted into the right to receive a number of shares of Select Class A Common Stock equal to the product of (i) the number of shares of Nuverra Common Stock subject to such Nuverra RSU Award as of immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, rounded down to the nearest whole share.

Treatment of Nuverra PSU Awards.   At the Effective Time, each award of outstanding but unvested shares of performance-based restricted stock units settleable in Nuverra Common Stock and granted pursuant to the 2017 Plan (each, a “Nuverra PSU Award”) that is outstanding as of immediately prior to the Effective Time shall automatically be cancelled and converted into a performance-based restricted stock unit award covering shares of Select Class A Common Stock (“Converted Select PSU Award”), with respect to that number of shares of Select Class A Common Stock that is equal to the product of (i) the number of shares of Nuverra Common Stock that would have been earned pursuant to such Nuverra PSU Award based on actual achievement of any performance-based vesting conditions as of immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, rounded down to the nearest whole share. Following the Effective Time, the Converted Select PSU Award shall be subject to such other terms and conditions (other than any performance-based vesting conditions) as applied to the corresponding Nuverra PSU Award immediately prior to the Effective Time. There are no Nuverra PSU Awards currently outstanding.
Treatment of Nuverra Restricted Stock Awards for Directors.   At the Effective Time, each award of outstanding but unvested shares of restricted Nuverra Common Stock granted pursuant to Nuverra’s 2018 Restricted Stock Plan for Directors that is outstanding as of immediately prior to the Effective Time shall automatically vest in full and be cancelled and converted into the right to receive a number of shares of Select Class A Common Stock equal to the product of (i) the number of shares of Nuverra Common Stock subject to such Nuverra Restricted Stock Award as of immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, rounded down to the nearest whole share.
Termination of Nuverra Stock Plans.   If requested by Select, Nuverra shall cause any or all of the Nuverra stock plans to terminate at the Effective Time.
Support Agreements (See page 62)
Contemporaneously with the execution of the Merger Agreement, the Nuverra Designated Stockholders, who collectively own approximately 84% of the outstanding Nuverra Common Stock, have each entered into the Support Agreements. Pursuant to the Support Agreements, each of the Nuverra Designated Stockholders agreed to, among other things, execute and deliver (or cause to be delivered) a written consent, covering all of the Nuverra Common Stock held by such Nuverra Designated Stockholder (i) approving each of the matters for which Nuverra is soliciting consents of the holders of Nuverra Common Stock in accordance with the Merger Agreement promptly following the time when this Registration Statement is declared effective by the SEC and such Nuverra Designated Stockholder has received a copy of the consent statement/prospectus contained therein and (ii) against any other action, agreement or proposal intended to, or which may have the effect of, impeding, delaying, restricting, limiting or interfering with the consummation of the Integrated Mergers and the performance of such Nuverra Designated Stockholder’s or Nuverra’s obligations thereunder or under the Merger Agreement. Copies of the Support Agreements are attached as Annex B and Annex C to this consent statement/prospectus.
Summary of Risk Factors (See page 13)
You should carefully consider all of the risk factors together with all of the other information included in this consent statement/prospectus before deciding whether to deliver the written consent relating to your Nuverra Common Stock. Some of these risks include, but are not limited to, those described below and in more detail under the heading “Risk Factors.”
Risks Related to the Integrated Mergers
•
Because the market price of Select Class A Common Stock will fluctuate prior to the consummation of the Integrated Mergers, holders of Nuverra Common Stock cannot be sure of the market value of Select Class A Common Stock that they will receive in the Integrated Mergers.

•
The Integrated Mergers are subject to various closing conditions, and any delay in completing the Integrated Mergers may reduce or eliminate the benefits expected and delay the payment of the Merger Consideration to Nuverra Common Stockholders.

•
Certain executive officers and directors of Nuverra have interests in the Integrated Mergers that are different from, or in addition to, the interests of the holders of Nuverra Common Stock generally, which could have influenced their decision to approve the adoption of the Merger Agreement.

•
The Merger Agreement and Support Agreements limit Nuverra’s ability to pursue alternatives to the Integrated Mergers.

•
A different set of factors and conditions affect holders of Select Class A Common Stock and could have a negative impact on the stock price.

•
Holders of Nuverra Common Stock will have a reduced ownership and voting interest after the Integrated Mergers and will exercise less influence over management.

•
Select Class A Common Stock to be received by holders of Nuverra Common Stock as a result of the Integrated Mergers will have different rights from Nuverra Common Stock.

•
If the Merger Agreement is terminated, under certain circumstances, Nuverra may be obligated to pay a Termination Fee to Select. This fee could require Nuverra to seek loans or use Nuverra’s available cash that would have otherwise been available for operations, dividends or other general corporate purposes.

•
The failure to successfully combine the businesses of Select and Nuverra in the expected time frame may adversely affect Select’s future results, which may adversely affect the value of the Select Class A Common Stock that Nuverra Common Stockholders would receive in the Integrated Mergers.

•
If the Integrated Mergers are approved by the Nuverra Common Stockholders, the date that the Nuverra Common Stockholders will receive the Merger Consideration is uncertain.

•
If a governmental authority asserts objections to the Integrated Mergers, Select and Nuverra may be unable to complete the Integrated Mergers or, in order to do so, Select and Nuverra may be required to comply with material restrictions or satisfy material conditions.

•
The pendency of the Integrated Mergers could materially adversely affect the future business and operations of Nuverra or result in a loss of Nuverra employees.

•
Select and Nuverra may be subject to class action lawsuits relating to the Integrated Mergers, which could materially adversely affect their business, financial condition and operating results.

•
Failure to complete the Integrated Mergers could negatively affect the stock price of Nuverra and its future businesses and financial results.

•
Completion of the Integrated Mergers may trigger change in control or other provisions in certain agreements to which Nuverra is a party, which may have an adverse impact on Select’s business and results of operations after the Integrated Mergers.

•
Nuverra Common Stockholders are not entitled to appraisal rights in connection with the Integrated Mergers.

•
If the Integrated Mergers, taken together, do not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, Nuverra Common Stockholders may be required to pay substantial U.S. federal income taxes.

Approvals Required by the Nuverra Common Stockholders to Complete the Integrated Mergers and the Other Transactions Contemplated by the Merger Agreement (See page 23)
The Nuverra Designated Stockholders, who collectively own approximately 84% of the outstanding Nuverra Common Stock, have each entered into the Support Agreements pursuant to which such Nuverra Designated Stockholders have agreed, subject to the terms and conditions of such Support Agreements, to execute and return written consents approving the Merger Agreement and each of the other matters for which Nuverra is soliciting consents in connection with the Merger Agreement within 24 hours after the registration statement, of which this consent statement/prospectus forms a part, becomes effective under the Securities Act. The delivery of the written consents by the Nuverra Designated Stockholders will be sufficient to approve the adoption of the Merger Agreement and the other transactions contemplated by the Merger Agreement. Nuverra is sending this consent statement/prospectus to all of its stockholders, including the Nuverra Designated Stockholders, to request that they approve the adoption of the Merger Agreement and, on a non-binding, advisory basis, the Transaction-Related Compensation Proposal by executing and returning the written consent furnished with this consent statement/prospectus. When the Nuverra Designated Stockholders execute and return their written consents approving the Merger Agreement and the Transaction-Related Compensation Proposal, no other consents from the other Nuverra Common Stockholders will be required to approve the adoption of the Merger Agreement and the Transaction-Related Compensation Proposal.
Approval and Recommendation of Nuverra Board and Reasons for the Integrated Mergers (See page 34)
By unanimous vote, the Nuverra Board, at a meeting held on December 10, 2021, (i) approved the Merger Agreement and the transactions contemplated thereby, including the Integrated Mergers, (ii) declared the Merger Agreement and the transactions contemplated thereby to be advisable and fair to and in the best interests of the Nuverra Common Stockholders, (iii) directed that the adoption of the Merger Agreement be submitted for approval by the written consent to the Nuverra Common Stockholders and (iv) resolved to recommend to the Nuverra Common Stockholders that they consent in writing to the adoption of the Merger Agreement in accordance with the DGCL.
The Nuverra Board unanimously recommends that Nuverra Common Stockholders consent in writing to the adoption of the Merger Agreement.
In reaching its decision to approve the adoption of the Merger Agreement and recommend to the Nuverra Common Stockholders that they consent in writing to the adoption of the Merger Agreement, the Nuverra Board consulted with Nuverra management and Nuverra’s outside legal advisors and industry consultants and considered the factors described in the section titled “The Integrated Mergers — Approval and Recommendation of the Nuverra Board and Reasons for the Integrated Mergers” beginning on page 34 of this consent statement/prospectus.
Interests of Certain of Nuverra’s Directors and Executive Officers in the Integrated Mergers (See page 37)
You should be aware that aside from their interests as Nuverra Common Stockholders, Nuverra’s directors and executive officers have interests in the Integrated Mergers that are different from, or in addition to, those of other Nuverra Common Stockholders generally. These interests include, among others, severance rights and rights to continuing indemnification and directors’ and officers’ liability insurance, as well as accelerated vesting of outstanding restricted stock units and restricted stock awards. See “The Integrated Mergers — Interests of Certain of Nuverra’s Directors and Executive Officers in the Integrated Mergers” for a more detailed description of these interests. Certain of these interests are quantified in the narrative and the tables below. The Nuverra Board was aware of and carefully considered these interests, among other matters, in evaluating the terms and structure, and overseeing the negotiation, of the Integrated Mergers, in approving the Merger Agreement and the transactions contemplated thereby, including the Integrated Mergers. Nuverra Common Stockholders should take these interests into account in deciding whether to vote “FOR” the Nuverra merger proposal and the Transaction-Related Compensation Proposal.
Regulatory Approvals Required for the Integrated Mergers (See page 41)
Select and Nuverra are not aware of any material U.S. federal, state or foreign regulatory requirements or approvals that are required for the execution of the Merger Agreement or the completion of the Integrated Mergers, other than the filing of a Certificate of Merger with respect to the Integrated Mergers with, and the acceptance of such Certificate of Merger by, the Secretary of State of Delaware.
No Appraisal or Dissenters’ Rights (See page 17)
No appraisal or dissenters’ rights are available with respect to the Integrated Mergers.
NYSE Listing of Select Class A Common Stock (See page 43)
Select Class A Common Stock is currently listed on the NYSE under the ticker symbol “WTTR.” It is a condition to closing that the Select Class A Common Stock to be issued to holders of Nuverra Common Stock be approved for listing on the NYSE, subject to official notice of issuance.

Delisting and Deregistration of Nuverra Common Stock (See page 43)
Nuverra Common Stock is currently listed on the NYSE American under the ticker symbol “NES.” If the Integrated Mergers are completed, Nuverra Common Stock will cease to be listed on the NYSE American and will be deregistered under the Exchange Act.
Ownership of Select after the Integrated Mergers (See page 63)
As of the date of this consent statement/prospectus, based on the Exchange Ratio, the number of outstanding shares of Nuverra Common Stock (plus the number of shares underlying outstanding Nuverra RSU Awards, Nuverra PSU Awards and Nuverra Restricted Stock Award (collectively, “Nuverra Equity Awards”) and the number of outstanding shares of Select Class A Common Stock, it is estimated that the holders of Select Common Stock (as defined below) and Nuverra Common Stockholders will own shares representing approximately 96% and 4%, respectively, of the voting power of the Select Class A Common Stock and Select’s Class B common stock, par value $0.01 per share (“Select Class B Common Stock” and, collectively with the Select Class A Common Stock, the “Select Common Stock”).
Conditions to Completion of the Integrated Mergers (See page 47)
The obligations of Select, on the one hand, and Nuverra, on the other hand, to complete the Integrated Mergers are subject to the fulfillment (or waiver) of the following conditions, among others:
•
Nuverra Stockholder Approval.   Approval of the Merger Agreement by holders of a majority of the outstanding Nuverra Common Stock.

•
No Injunction.   The absence of any regulatory injunction, court order or law prohibiting the Integrated Mergers.

•
Registration Statement.   The registration statement (of which this consent statement/prospectus forms a part) must be effective, and no stop order suspending the effectiveness of the registration statement has been issued and no proceeding for such purpose has been initiated or threatened by the SEC.

•
NYSE Listing.   Approval for listing on the NYSE, subject to official notice of issuance, of the shares of Select Class A Common Stock to be issued in the Integrated Mergers.

•
Accuracy of Representations; No Material Adverse Effect.   Accuracy of the other party’s representations, with certain exceptions, where the failure to be accurate would not have a material adverse effect on Select or Nuverra, as applicable.

•
Compliance with Covenants.   Material compliance with each party’s covenants.

•
Payoff Documentation.   Select’s receipt of payoff documentation with respect to the Nuverra’s bank facility and consents to the consummation of the Integrated Mergers under Nuverra’s finance leases.

In addition, the obligations of Select to complete the Integrated Mergers are subject to the fulfillment (or waiver) of the following condition, among others:
•
Select ABL Consent.   If determined to be necessary, Select shall have obtained from the requisite lenders under its Credit Agreement an amendment or other written consent to permit the consummation of the transaction contemplated by the Merger Agreement.

Neither Select, nor Nuverra, can give any assurance that all of the conditions to the Integrated Mergers will either be satisfied or waived or that the Integrated Mergers will occur. See “The Merger Agreement — Conditions to Completion of the Integrated Mergers.”
Non-Solicitation (See page 54)
Nuverra has agreed not to solicit competing acquisition proposals or to enter into discussions concerning, or provide confidential information in connection with, any unsolicited alternative acquisition proposals. Furthermore, the Merger Agreement contains a detailed provision requiring Nuverra to, among other things, (i) cease and terminate any discussions relating to any acquisition proposal and (ii) not to, among other things, directly or indirectly solicit, initiate, knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a company acquisition proposal.
Pursuant to the Support Agreements, none of the Nuverra Designated Stockholders, nor any of their respective affiliates or representatives, are permitted to solicit, initiate, or knowingly take any action to facilitate or encourage, and not to participate or engage in any discussions or negotiations, or cooperate in any way with respect to, any inquiries or the making of, any proposal of an alternative transaction. See “The Merger Agreement — Non-Solicitation.”
Termination of Merger Agreement (See page 58)
The Merger Agreement can be terminated in the following circumstances (see “The Merger Agreement — Termination of the Merger Agreement”):
•
Mutual Agreement.   Mutual agreement of Select and Nuverra.

•
End Date.   Termination by either party, if the Integrated Mergers have not closed by June 30, 2022 (such date, or such later date as the parties may agree, the “End Date”).

•
Final Injunction or Other Law.   Termination by either party, if a permanent injunction has been issued or other law has been enacted prohibiting the Integrated Mergers.

•
Requisite Stockholder Approval Failure.   Termination by either party, if (i) in the event no Nuverra stockholder meeting election is made, the requisite stockholder approval is not obtained within 30 days after Registration Statement is declared effective; or (ii) following a Nuverra stockholder meeting election, the requisite stockholder approval shall not have been obtained as such meeting (including any adjournment or postponement thereof);

•
Nuverra Change in Recommendation or Violation of Non-Solicitation Obligations.   Termination by Select, prior to the time the requisite stockholder approval is obtained, if (i) Nuverra or any of its representatives makes a Company Change in Recommendation (as defined in the Merger Agreement), (ii) Nuverra fails to include the Nuverra Board’s recommendation in favor of the approval of the Merger Agreement in this consent statement/prospectus or (iii) Nuverra or any of its representatives materially violates or materially breaches the Merger Agreement’s non-solicitation provisions;

•
Written Consent Failure.   Termination by Select, in the event the Nuverra Designated Stockholders fail to deliver their written consent to Nuverra within 24 hours of Registration Statement becoming effective;

•
Breach of Representations or Covenants.   Termination by either party, if (i) the other party’s representations and warranties were inaccurate as of the date of the Merger Agreement such that the respective closing condition pertaining to the accuracy of representations and warranties would not be satisfied or (ii) the other party breached or failed to perform any of its representations and warranties, covenants or other agreements, which breach or failure to perform (a) would result in a failure of a respective closing condition and (b) by its nature, cannot be cured prior to the End Date or, if by its nature such breach or failure is capable of being cured by the End Date, the other party does not cure such breach or failure by the earlier of the End Date or 30 calendar days after the other party’s receipt of written notice from the non-breaching party of such breach or failure to perform (provided that the non-breaching party is not then in breach of any representation, warranty, covenant or other agreement that would result in failure of either of the closing conditions pertaining to accuracy of representations or performance of covenants).

Termination Fee and Expenses in Connection with Termination (See page 59)
Nuverra must pay Select a termination fee of $2.50 million (the “Termination Fee”) in the following circumstances (see “The Merger Agreement — Termination Fee and Expenses in Connection with Termination”):

•
Nuverra Change in Recommendation or Violation of Non-Solicitation Obligations.   Termination by Select, prior to the time the requisite stockholder approval is obtained, if (i) Nuverra or any of its representatives makes a Company Change in Recommendation (as defined in the Merger Agreement), (ii) Nuverra fails to include the Nuverra’s Board recommendation to approve the adoption of the Merger Agreement in this consent statement/prospectus or (iii) Nuverra or any of its representatives materially violates or materially breaches the Merger Agreement’s non-solicitation provisions.

•
General.   If (i)(a) Select or Nuverra terminates the Merger Agreement because (1) the Integrated Mergers are not completed on or prior to June 30, 2022 (the “End Date”) or (2) if (I) no Nuverra stockholder meeting election is made, the requisite stockholder approval is not obtained within 30 days after the Registration Statement is declared effective or (II) following a Nuverra stockholder meeting election, the requisite stockholder approval shall not have been obtained as such meeting (including any adjournment or postponement thereof) or (b) Select terminates the Merger Agreement because (1) a Nuverra Designated Stockholder fails to deliver its written consent or (2)(I) Nuverra’s representations and warranties were inaccurate as of the date of the Merger Agreement such that the closing condition pertaining to the accuracy of representations and warranties would not be satisfied or (II) Nuverra breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (x) would result in a failure of a closing condition and (y) by its nature, cannot be cured prior to the End Date or, if by its nature such breach or failure is capable of being cured by the End Date, Nuverra does not cure such breach or failure by the earlier of the End Date or 30 calendar days after Nuverra’s receipt of written notice from Select of such breach or failure to perform (provided that Select, Holdco or Merger Sub is not then in breach of any representation, warranty, covenant or other agreement that would result in failure of either of the closing conditions pertaining to accuracy of representations or performance of covenants); (ii) following the execution date of the Merger Agreement and before the date of any termination described in clause (i), a company acquisition proposal is communicated to Nuverra’s Board; and (iii) within 12 months after the date of such termination, Nuverra enters into a definitive agreement with respect to a company acquisition transaction (or publicly approves or recommends to the Nuverra Common Stockholders or otherwise does not oppose, in the case of a tender or exchange offer, a company acquisition proposal) or consummates a company acquisition transaction.

Accounting Treatment of the Integrated Mergers (See page 41)
In accordance with accounting principles generally accepted in the United States and in accordance with Financial Accounting Standards Board’s Accounting Standards Codification Topic 805-Business Combinations, Select will account for the Integrated Mergers as an acquisition of a business.
Material U.S. Federal Income Tax Consequences of the Integrated Mergers (See page 73)
The Integrated Mergers, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, for U.S. federal income tax purposes, and Select and Nuverra intend to report the Integrated Mergers consistent with such qualification. Provided that the Integrated Mergers, taken together, so qualify, a U.S. holder (as defined in the section entitled “Material U.S. Federal Income Tax Consequences of the Integrated Mergers”) of shares of Nuverra Common Stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of its shares of Nuverra Common Stock for shares of Select Class A Common Stock pursuant to the Integrated Mergers, except for any gain or loss that may result from the receipt of cash in lieu of a fractional share of Nuverra Common Stock. It is not a condition to Select’s obligation or Nuverra’s obligation to complete the Integrated Mergers that the Integrated Mergers, taken together, qualify as a “reorganization.”
Select and Nuverra have not requested, and will not request, any ruling from the IRS with respect to the tax treatment of the Integrated Mergers, and, as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth herein.
For a more detailed discussion of the U.S. federal income tax consequences of the Integrated Mergers, see the section entitled “Material U.S. Federal Income Tax Consequences of the Integrated Mergers.” Each

Nuverra Common Stockholder is strongly urged to consult with its own tax advisor to determine the particular U.S. federal, state or local or non-U.S. income or other tax consequences of the Integrated Mergers to it.
Certain Beneficial Owners of Nuverra Common Stock (See page 101)
At the close of business on       , 2022, the latest practicable date prior to the date of this consent statement/prospectus, Nuverra’s directors and executive officers and their affiliates, as a group, beneficially owned and were entitled to vote approximately        shares of Nuverra Common Stock, collectively representing       % of the shares of Nuverra Common Stock outstanding on that date. For more information regarding the security ownership of Nuverra directors and executive officers, please see “Beneficial Ownership of Select and Nuverra.”
Expected Timing of the Integrated Mergers (See page 41)
Select and Nuverra currently expect to complete the Integrated Mergers in the first quarter of 2022, subject to the satisfaction or waiver of the other conditions to completion of the Integrated Mergers. Because many of the conditions to completion of the Integrated Mergers are beyond the control of Select and Nuverra, the exact timing for completion of the Integrated Mergers cannot be predicted with any degree of certainty.
Comparison of Rights of Nuverra and Select Stockholders (See page 80)
Nuverra Common Stockholders will own Select Class A Common Stock following the completion of the Integrated Mergers, and their rights associated with those Select Class A Common Stock will be governed by the Select Certificate of Incorporation (as amended to date), which differs in a number of respects from the Nuverra Certificate of Incorporation and the Delaware General Corporation Law, as amended (the “DGCL”).
No Change of Recommendation (See page 55)
The Nuverra Board, including any committee thereof, may not withdraw or modify the Nuverra Board Recommendation as defined in “The Merger Agreement — No Change of Recommendation.”

SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
The transactions contemplated by the Merger Agreement are collectively referred to hereafter as the “Transactions.” The following summary unaudited pro forma combined statement of operations data for the nine months ended September 30, 2021 and for the year ended December 31, 2020 gives effect to the Transactions as if they had been consummated on January 1, 2020. The unaudited pro forma combined balance sheet data gives effect to the Transactions as if they had occurred on September 30, 2021. This summary unaudited pro forma combined financial data has been prepared for illustrative purposes only and should not be relied upon as an indication of the financial condition or the operating results that Select would have achieved if the Merger Agreement had been entered into and the Transactions had taken place on the assumed dates. In addition, the unaudited pro forma combined financial data does not purport to project the future financial position or operating results of the combined company. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 13. The following summary unaudited pro forma combined financial data should be read in conjunction with the section titled “Unaudited Pro Forma Combined Financial Statements” beginning on page 63 and the related notes.
	Nine Months Ended September 30, 2021	Year Ended December 31, 2020
	(in thousands, except per share data)
Statement of Operations Data:
Revenue
Water Services	$309,568	$400,434
Water Infrastructure	124,921	154,933
Oilfield Chemicals	148,228	159,983
Total revenue	582,717	715,350
Costs of revenue
Water Services	276,155	355,587
Water Infrastructure	95,776	122,958
Oilfield Chemicals	132,103	143,550
Other	—	740
Depreciation and amortization	82,978	127,414
Total costs of revenue	587,012	750,249
Gross income (loss)	(4,295)	(34,899)
Operating expenses
Selling, general and administrative	71,093	93,324
Depreciation and amortization	1,835	2,872
Impairment of goodwill and trademark	—	276,016
Impairment and abandonment of property and equipment	—	23,489
Lease abandonment costs	480	4,350
Total operating expenses	73,408	400,051
Loss from operations	(77,703)	(434,950)
Other (expense) income
(Loss) gain on sales of property and equipment and divestitures, net	(240)	(1,169)
Interest expense, net	(1,621)	(2,697)
Foreign currency gain, net	1	39
Reorganization items, net	(206)	(111)
Other (expense) income, net	1,414	(4,949)
Loss before income tax benefit (loss)	(78,355)	(443,837)
Income tax benefit (loss)	211	1,463
Equity in losses of unconsolidated entities	(129)	—
Net loss	(78,273)	(442,374)

	Nine Months Ended September 30, 2021	Year Ended December 31, 2020
	(in thousands, except per share data)
Less: net loss attributable to noncontrolling interests	11,279	66,974
Net loss attributable to Select Energy Services, Inc.	$(66,994)	$(375,400)
Basic and diluted loss per share	$(0.74)	$(4.20)
Weighted-average basic and diluted shares outstanding	90,544,054	89,287,302
Balance Sheet Data:
Total property and equipment, net	$400,734
Total assets	931,166
Total liabilities	237,925
Total stockholders’ equity	580,188
Noncontrolling interests	113,053
Total equity	693,241

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION
The following table sets forth the closing sale prices per share of Select Class A Common Stock and Nuverra Common Stock on the NYSE and NYSE American, as applicable, on December 10, 2021, the last trading day prior to the public announcement of the Integrated Mergers and           , 2022, the last practicable trading day prior to the mailing of this consent statement/prospectus. Select Class A Common Stock is traded on the NYSE under the symbol “WTTR,” and Nuverra Common Stock is traded on the NYSE American under the symbol “NES.” The high and low trading prices for the Select Class A Common Stock on December 10, 2021, the last trading day immediately before the public announcement of the Integrated Mergers, were $6.59 and $6.26, respectively. The high and low trading prices for the Nuverra Common Stock on December 10, 2021, the last trading day immediately before the public announcement of the Integrated Mergers, were $1.46 and $1.385, respectively. The table also shows the estimated implied value of the Merger Consideration proposed for each share of Nuverra Common Stock as of the same two dates. The implied value of the Merger Consideration was calculated by multiplying the closing sales price of a share of Select Class A Common Stock on the relevant date by the exchange ratio of 0.2551 shares of Select Class A Common Stock for each share of Nuverra Common Stock.
	Select Class A Common Stock		Nuverra Common Stock		Implied Per Share Value of Merger Consideration
December 10, 2021		$6.49		$1.39		$1.66
, 2022	$		$		$
The market prices of Select Class A Common Stock and Nuverra Common Stock have fluctuated since the date of the announcement of the Merger Agreement and will continue to fluctuate prior to the completion of the Integrated Mergers. No assurance can be given concerning the market prices of Select Class A Common Stock or Nuverra Common Stock before completion of the Integrated Mergers or of Select Class A Common Stock after completion of the Integrated Mergers. Because the Exchange Ratio, which determines the Merger Consideration, is fixed and will not be adjusted for changes in the market prices of either Select Class A Common Stock or Nuverra Common Stock, the market price of Select Class A Common Stock (and, therefore, the value of the Merger Consideration) when received by Nuverra Common Stockholders after the Integrated Mergers are completed could be greater than, less than or the same as shown in the table above. Accordingly, these comparisons may not provide meaningful information to stockholders in determining how to vote with respect to the proposals described in this consent statement/prospectus. We urge you to obtain current market quotations for Select Class A Common Stock and Nuverra Common Stock and to review carefully the other information contained in this consent statement/prospectus. Please see “Risk Factors — Risk Factors Related to the Integrated Mergers — Because the market price of Select Class A Common Stock will fluctuate prior to the consummation of the Integrated Mergers, holders of Nuverra Common Stock cannot be sure of the market value of Select Class A Common Stock that they will receive in the Integrated Mergers.”
For more information on the market for Select’s or Nuverra’s common equity, related stockholder matters and issuer purchases of equity securities, see Part II, Item 5 “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities” of Select’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which is attached to this consent statement/prospectus as Annex D, or Nuverra’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which is attached to this consent statement/prospectus as Annex K.
Dividend Information
Select has not paid nor does it currently have plans to pay any cash dividends on Select Class A Common Stock in the foreseeable future. In addition, certain of Select’s debt instruments place restrictions on its ability to pay cash dividends.
Nuverra has not paid nor does it currently have plans to pay any cash dividends in the foreseeable future. The terms of the Merger Agreement limit the ability of Nuverra to declare or pay dividends prior to the completion of the Integrated Mergers. In addition, certain of Nuverra’s debt instruments place restrictions on its ability to pay cash dividends.

RISK FACTORS
In addition to the other information included in this document, including the matters addressed in the section titled “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risks. In addition, you should read and consider the risks associated with each of the businesses of Select and Nuverra. These risks can be found in Select’s and Nuverra’s respective Annual Reports on Form 10-K for the year ended December 31, 2020, as updated by subsequent Quarterly Reports on Form 10-Q, which are attached to this consent statement/prospectus as Annexes D, G, I, J, K, M, P, R and T. Realization of any of the risks described below, any of the events described under “Cautionary Statement Regarding Forward-Looking Statements” or any of the risks or events described in the documents attached as Annexes to this consent statement/prospectus could have a material adverse effect on Select’s, Nuverra’s or the combined company’s business, financial condition, cash flows and results of operations and could result in a decline in the trading prices of their respective securities.
Risk Factors Related to the Integrated Mergers
Because the market price of Select Class A Common Stock will fluctuate prior to the consummation of the Integrated Mergers, holders of Nuverra Common Stock cannot be sure of the market value of Select Class A Common Stock that they will receive in the Integrated Mergers.
At the time the Integrated Mergers are completed, holders of Nuverra Common Stock will receive, for each Nuverra Common Stock they own as of immediately prior to the Integrated Mergers, 0.2551 of a Select Class A Common Stock. At the time that Nuverra Common Stockholders return their written consents regarding the approval of the Merger Agreement, Nuverra Common Stockholders will not know the actual market value of the Select Class A Common Stock that they will receive when the Integrated Mergers are finally completed. The actual market value of the Select Class A Common Stock, when received by Nuverra Common Stockholders, will depend on the market value of the Select Class A Common Stock on that date. This market value may be less than the value of the Select Class A Common Stock on the date of the Merger Agreement and on the date that Nuverra Common Stockholders return their written consents regarding the approval of the Merger Agreement. These fluctuations in the market value of Select Class A Common Stock may be caused by a variety of factors, including general market and economic conditions, changes in Select’s businesses, operations and prospects and regulatory considerations. Such factors are difficult to predict and in many cases may be beyond Nuverra’s and Select’s control.
The Integrated Mergers are subject to various closing conditions, and any delay in completing the Integrated Mergers may reduce or eliminate the benefits expected and delay the payment of the Merger Consideration to Nuverra Common Stockholders.
The Integrated Mergers are subject to the satisfaction of a number of other conditions beyond the parties’ control that may prevent, delay or otherwise materially adversely affect the completion of the Integrated Mergers. These conditions include, among other things, Nuverra Common Stockholder approval regarding the approval of the Merger Agreement. Select and Nuverra cannot predict with certainty whether and when any of these conditions will be satisfied. Any delay in completing the Integrated Mergers could cause the combined company not to realize, or delay the realization, of some or all of the benefits that the companies expect to achieve from the Integrated Mergers. In such context, the date on which Nuverra Common Stockholders will receive the Merger Consideration is also uncertain.
Certain executive officers and directors of Nuverra have interests in the Integrated Mergers that are different from, or in addition to, the interests of Nuverra Common Stockholders generally, which could have influenced their decision to support the Integrated Mergers or approve the adoption of the Merger Agreement.
Certain executive officers and directors of Nuverra are parties to agreements or participants in other arrangements that give them interests in the Integrated Mergers that may be different from, or be in addition to, your interests as a common stockholder of Nuverra. You should consider these interests in voting on the Integrated Mergers. These different interests are described under “The Integrated Mergers — Interests of Nuverra’s Directors and Executive Officers in the Integrated Mergers.”

The Merger Agreement and Support Agreements limit Nuverra’s ability to pursue alternatives to the Integrated Mergers.
The Merger Agreement contains provisions that make it more difficult for Nuverra to sell its business to a party other than Select. These provisions include the general prohibition on Nuverra soliciting any acquisition proposal or offer for a competing transaction from a third party, and the requirement that Nuverra pay Select the Termination Fee of $2.50 million if the Merger Agreement is terminated in specified circumstances, including in the event Nuverra materially breaches its non-solicitation obligations. See “The Merger Agreement — Termination of the Merger Agreement” and “The Merger Agreement — Termination Fee and Expenses in Connection with Termination.” In addition, the Nuverra Designated Stockholders have entered into the Support Agreements which obligate them to deliver their written consent to each of the matters for which Nuverra is soliciting consents of the holders of Nuverra Common Stock 24 hours after the registration statement, of which this consent statement/prospectus forms a part, becomes effective under the Securities Act. The delivery of the written consents by the Nuverra Designated Stockholders will be sufficient to approve the adoption of the Merger Agreement, and the Merger Agreement does not permit Nuverra to terminate the Merger Agreement to pursue a superior acquisition proposal. See “Support Agreements.” The foregoing may discourage a third party that might have an interest in acquiring all or a significant part of Nuverra from considering or proposing an acquisition, even if that party were prepared to pay consideration with a higher per stock value than the current proposed Merger Consideration.
The trading price of Select’s and Nuverra’s securities could decline as a result of research and reports by third-party securities analysts.
The trading market for Select’s and Nuverra’s securities depends, in part, on the research and reports that third-party securities analysts publish about Select and Nuverra and the industry in which they participate. In connection with the completion of the Integrated Mergers, one or more of these analysts could downgrade Select or Nuverra securities or issue other negative commentary about Select or Nuverra or the industry in which they participate, which could cause the trading price of such securities to decline.
A different set of factors and conditions affect Select Class A Common Stock and could have a negative impact on the stock price.
Upon completion of the Integrated Mergers, Nuverra Common Stockholders who receive Select Class A Common Stock will become stockholders of Select. The businesses of Select and the other companies it has acquired and may acquire in the future are different in many respects from those of Nuverra. There is a risk that various factors, conditions and developments that would not affect the price of the Nuverra Common Stock could negatively affect the price of the Select Class A Common Stock. Please see the section titled “Cautionary Statement Regarding Forward-Looking Statements” for a summary of some of the key factors that might affect Select and the prices at which Select Class A Common Stock may trade from time to time. Nuverra Common Stockholders are also urged to carefully read the risk factors included in Select’s Annual Report on Form 10-K for the year ended December 31, 2020, as updated by any subsequent Quarterly Reports on Form 10-Q, which are attached to this consent statement/prospectus as Annexes D, G, I, and J.
Nuverra Common Stockholders will have a reduced ownership and voting interest after the Integrated Mergers and will exercise less influence over management.
When the Integrated Mergers occurs, each Nuverra Common Stockholder will become a stockholder of Select with a percentage ownership of the combined company that is much smaller than such stockholder’s percentage ownership of Nuverra. Based on the number of Select Class A Common Stock and Nuverra Common Stock outstanding as of           , 2022, Nuverra Common Stockholders will own approximately    % of the outstanding Select Class A Common Stock after the Integrated Mergers, representing    % of the voting power of Select Common Stock. Because of this, Nuverra Common Stockholders will have less influence on the management and policies of Select than they have now on the management and policies of Nuverra.

Select Class A Common Stock to be received by Nuverra Common Stockholders as a result of the Integrated Mergers will have different rights from Nuverra Common Stock.
Following completion of the Integrated Mergers, Nuverra Common Stockholders will no longer hold Nuverra Common Stock but will instead become stockholders of Select. There are important differences between the rights of Nuverra Common Stockholders and the rights of Select Class A Common Stockholders. See “Comparison of Rights of Select Common Stockholders and Nuverra Common Stockholders” for a discussion of the different rights associated with Nuverra Common Stock and Select Class A Common Stock.
If the Merger Agreement is terminated, under certain circumstances, Nuverra may be obligated to pay a Termination Fee to Select. This fee could require Nuverra to seek loans or use Nuverra’s available cash that would have otherwise been available for operations, dividends or other general corporate purposes.
In certain circumstances, Nuverra would be obligated to pay a Termination Fee to Select of $2.50 million. If the Merger Agreement is terminated, the Termination Fee required to be paid, if any, by Nuverra under the Merger Agreement may require Nuverra to seek loans or use available cash to enable it to pay these amounts to Select. In either case, payment of these amounts would reduce the cash Nuverra has available for operations, dividends or other general corporate purposes. See “The Merger Agreement — Termination Fee and Expenses in Connection with Termination.”
The failure to successfully combine the businesses of Select and Nuverra in the expected time frame may adversely affect Select’s future results, which may adversely affect the value of the Select Class A Common Stock that Nuverra Common Stockholders would receive in the Integrated Mergers.
If Select’s and Nuverra’s businesses are not successfully integrated, the anticipated benefits of the Integrated Mergers may not be realized fully or at all or may take longer to realize than expected. In addition, the actual integration may result in additional and unforeseen expenses, which could reduce the anticipated benefits of the Integrated Mergers.
Select and Nuverra, including their respective subsidiaries, have operated and, until the completion of the Integrated Mergers, will continue to operate independently. It is possible that the integration process could result in the loss of key employees, as well as the disruption of each company’s ongoing businesses or inconsistencies in their standards, controls, procedures and policies. Any or all of those occurrences could adversely affect the combined company’s ability to maintain relationships with customers and employees after the Integrated Mergers or to achieve the anticipated benefits of the Integrated Mergers. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Select and Nuverra.
If the Integrated Mergers are approved by the Nuverra Common Stockholders, the date that the Nuverra Common Stockholders will receive the Merger Consideration is uncertain.
As described in this consent statement/prospectus, completing the Integrated Mergers are subject to several conditions, not all of which are controllable or waivable by Select or Nuverra. Accordingly, if the Integrated Mergers are approved by Nuverra Common Stockholders, the date that Nuverra Common Stockholders will receive the Merger Consideration depends on the completion date of the Integrated Mergers, which is uncertain.
If a governmental authority asserts objections to the Integrated Mergers, Select and Nuverra may be unable to complete the Integrated Mergers or, in order to do so, Select and Nuverra may be required to comply with material restrictions or satisfy material conditions.
The closing of the Integrated Mergers are subject to the condition that there is no law, injunction, judgment or ruling by a governmental authority in effect enjoining, restraining, preventing or prohibiting the Integrated Mergers contemplated by the Merger Agreement. If a U.S. governmental authority asserts objections to the Integrated Mergers, Select or Nuverra may be required to divest assets or accept behavioral or other remedies in order to complete the Integrated Mergers. There can be no assurance as to the cost, scope or impact of the actions that may be required to address any governmental authority objections to the Integrated Mergers. If Select or Nuverra takes such actions, it could be detrimental to it or to the combined organization following the consummation of the Integrated Mergers. Furthermore, these actions could have the effect of delaying or preventing completion of the proposed Merger or imposing additional costs on or limiting the revenue or cash available for distribution of the combined organization following the consummation of the Integrated Mergers. See “The Integrated Mergers — Regulatory Approvals.”
Additionally, state attorneys general or other state or local regulators could seek to block, rescind or challenge the Integrated Mergers as they deem necessary or desirable in the public interest at any time, including after completion of the Integrated Mergers. In addition, in some circumstances, a third party could initiate a private action under antitrust laws challenging or seeking to enjoin or rescind the Integrated Mergers, before or after it is completed. Select and Nuverra may not prevail and may incur significant costs in defending or settling any action under the antitrust laws, including being required to divest assets or accept behavioral or other remedies in order to complete the Integrated Mergers.
The pendency of the Integrated Mergers could materially adversely affect the future business and operations of Nuverra or result in a loss of Nuverra employees.
In connection with the pending Merger, it is possible that some customers, suppliers and other persons with whom Nuverra has a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationship with Nuverra as a result of the Integrated Mergers, which could negatively impact revenues, earnings and cash flows of Nuverra, as well as the market price of Nuverra Common Stock, regardless of whether the Integrated Mergers are completed. Similarly, current and prospective employees of Nuverra may experience uncertainty about their future roles with Select and Nuverra following completion of the Integrated Mergers, which may materially adversely affect the ability of Nuverra to attract and retain key employees.
Select and Nuverra will incur substantial transaction-related costs in connection with the Integrated Mergers, including fees paid to legal, financial and accounting advisors, filing fees and printing costs.
Select and Nuverra expect to incur a number of non-recurring costs associated with negotiating and completing the Integrated Mergers, combining the operations of the two companies and achieving the desired synergies. These fees and costs have been, and will continue to be substantial. Non-recurring transaction costs include, but are not limited to, fees paid to legal, financial and accounting advisors, filing fees and printing costs. Thus, any net benefit of the Integrated Mergers may not be achieved in the near term, the long term or at all.
Select and Nuverra may be subject to class action lawsuits relating to the Integrated Mergers, which could materially adversely affect their business, financial condition and operating results.
Select, Nuverra and their directors and officers may be subject to class action lawsuits relating to the Integrated Mergers and other additional lawsuits that may be filed. Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into Merger Agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Nuverra’s and Select’s liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Integrated Mergers, then that injunction may delay or prevent the Integrated Mergers from being completed, which may adversely affect Nuverra’s and Select’s business, financial position and results of operation. Currently, Nuverra and Select are unaware of any securities class action lawsuits or derivative lawsuits having been filed in connection with the Integrated Mergers.
One of the conditions to consummating the Integrated Mergers are that no injunction, order or decree prohibiting or otherwise preventing or making unlawful the consummation of the Integrated Mergers will have been issued by any court or governmental entity of competent jurisdiction in the United States. Consequently, if any lawsuit is filed challenging the Integrated Mergers and is successful in obtaining an injunction preventing the parties to the Merger Agreement from consummating the Integrated Mergers, such injunction may prevent the Integrated Mergers from being completed in the expected timeframe, or at all.

Failure to complete the Integrated Mergers could negatively affect the per stock price of Nuverra Common Stock and Nuverra’s future businesses and financial results.
If the Integrated Mergers are not completed, the ongoing business of Nuverra may be adversely affected and Nuverra will be subject to several risks and consequences, including the following:
•
under the Merger Agreement, Nuverra may be required, under certain circumstances, to pay Select the Termination Fee of $2.50 million or reimburse up to $1.25 million of Select’s expenses incurred in connection with the Merger Agreement;

•
Nuverra will be required to pay certain costs relating to the Integrated Mergers, whether or not the Integrated Mergers are completed, such as legal, accounting, financial advisor and printing fees;

•
under the Merger Agreement, Nuverra is subject to certain restrictions on the conduct of its business prior to completing the Integrated Mergers without Select’s consent, which may adversely affect its ability to execute certain of its business strategies; and

•
matters relating to the Integrated Mergers may require substantial commitments of time and resources by Nuverra management, which could otherwise have been devoted to other opportunities that may have been beneficial to Nuverra as an independent company.

In addition, if the Integrated Mergers are not completed, Nuverra may experience negative reactions from the financial markets, including negative impacts on the market price of its common stock, and from its customers, employees, vendors, business partners and other third parties. Nuverra also could be subject to litigation related to any failure to complete the Integrated Mergers or to enforcement proceedings commenced against Nuverra to attempt to force it to perform its obligations under the Merger Agreement.
Nuverra Common Stockholders are not entitled to appraisal rights in connection with the Integrated Mergers.
Appraisal rights are statutory rights that enable stockholders to dissent from certain extraordinary transactions, such as certain mergers, and to demand that the company pay the fair value for their stock as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the applicable transaction. Under the DGCL, Nuverra Common Stockholders will not have rights to an appraisal of the fair value of their Nuverra Common Stock in connection with the Integrated Mergers. See “Summary — No Appraisal or Dissenters’ Rights.”
If the Integrated Mergers, taken together, do not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, Nuverra Common Stockholders may be required to pay substantial U.S. federal income taxes.
The Integrated Mergers, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and Select and Nuverra intend to report the Integrated Mergers consistent with such qualification. However, it is not a condition to Select’s obligation or Nuverra’s obligation to complete the Integrated Mergers that the Integrated Mergers, taken together, be treated as a “reorganization,” and neither Select nor Nuverra has requested, or will request, a ruling from the IRS with respect to the tax treatment of the Integrated Mergers. If the IRS or a court determines that the Integrated Mergers, taken together, should not be treated as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. holder of Nuverra Common Stock would generally recognize taxable gain or loss upon the exchange of Nuverra Common Stock for Select Class A Common Stock pursuant to the Integrated Mergers. See “Material U.S. Federal Income Tax Consequences of the Integrated Mergers.”
Risks Related to Select’s Business
See Part I, Item 1A  —  Risk Factors, in Select’s Annual Report on Form 10-K for the year ended December 31, 2020 which is incorporated herein and attached as Annex D and Part II, Item 1A — Risk Factors, in Select’s Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2021, which are incorporated herein and attached as Annexes G, I and J.

Risks Related to Nuverra’s Business
See Part I, Item 1A  —  Risk Factors, in Nuverra’s Annual Report on Form 10-K for the year ended December 31, 2020 which is incorporated herein and attached as Annex K and Part II, Item 1A — Risk Factors, in Nuverra’s Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2021, which are incorporated herein and attached as Annexes P, R and T.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This document includes “forward-looking statements” about Select and Nuverra that are subject to risks and uncertainties. All statements other than statements of historical fact included in this document are forward-looking statements. Statements using words such as “anticipate,” “believe,” “intend,” “project,” “plan,” “expect,” “continue,” “estimate,” “goal,” “forecast,” “may,” “will,” or similar expressions help identify forward-looking statements.
Except for their respective obligations to disclose material information under U.S. federal securities laws, neither Select nor Nuverra undertakes any obligation to release publicly any revisions to any forward-looking statements, to report events or circumstances after the date of this document, or to report the occurrence of unanticipated events.
Forward-looking statements involve a number of risks and uncertainties, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:
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the occurrence of any change, event, series of events or circumstances that could give rise to the termination of the Merger Agreement, including a termination of the Merger Agreement under circumstances that could require Nuverra to pay Select the Termination Fee;

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delays in closing, or the failure to close, the Integrated Mergers for any reason could negatively impact Select or Nuverra;

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risks that the Integrated Mergers and the other transactions contemplated by the Merger Agreement disrupt current plans and operations that may harm Select’s or Nuverra’s respective businesses;

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uncertainties as to the timing of the consummation of the Integrated Mergers;

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difficulties or delays in integrating the businesses of Select and Nuverra following completion of the Integrated Mergers or fully realizing the anticipated synergies and other benefits expected from the Integrated Mergers;

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certain restrictions during the pendency of the Integrated Mergers that may impact the ability of Select or Nuverra to pursue certain business opportunities or strategic transactions;

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risks related to the diversion of the attention and time of the Select or Nuverra management teams from ongoing business concerns;

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the risk that the Integrated Mergers and any announcement relating to the Integrated Mergers could have an adverse effect on the ability of Select or Nuverra to retain and hire key personnel or maintain relationships with customers, suppliers, vendors, or other third parties, standing with regulators, the U.S. government or other governments, or on Select’s or Nuverra’s respective operating results and businesses generally;

•
the amount of any costs, fees, expenses, impairments or charges related to the Integrated Mergers;

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events and developments beyond Select’s and Nuverra’s control, such as changes in oil prices and acts of terrorism;

•
the matters described in the section titled “Risk Factors”;

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cyclical or other downturns in demand;

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adverse changes in economic or industry conditions;

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changes in the securities and capital markets;

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changes affecting customers or suppliers;

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changes in laws or regulations, third-party relations and approvals, and decisions of courts, regulators and/or governmental bodies;

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effects of competition;

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developments in and losses resulting from claims and litigation;

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the effects of the coronavirus (COVID-19) pandemic, and its variants, on Select’s and Nuverra’s business and on the global and U.S. economies generally;

•
changes in operating conditions and costs; and

•
the extent of Select’s or Nuverra’s ability to achieve its operational and financial goals and initiatives.

In addition, the acquisition of Nuverra by Select is subject to the satisfaction of certain conditions and the absence of events that could give rise to the termination of the Merger Agreement, the possibility that the Integrated Mergers does not close, risks that the proposed acquisition disrupts current plans and operations and business relationships or poses difficulties in attracting or retaining employees, the possibility that the costs or difficulties related to the integration of the two companies will be greater than expected and the possibility that the anticipated benefits from the Integrated Mergers cannot or will not be fully realized.
All written and oral forward-looking statements attributable to Select or Nuverra or persons acting on behalf of Select or Nuverra are expressly qualified in their entirety by such factors. Neither Select nor Nuverra is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise, except as may be required by law.

INFORMATION ABOUT THE COMPANIES
Select Energy Services, Inc. (“Select”)
Select is a Delaware corporation traded on the NYSE under the symbol “WTTR”. Select is a holding company whose sole material asset consists of common units in SES Holdings, a Delaware limited liability company of which Select is the majority owner and managing member. Select’s core operations include comprehensive water-management and chemical solutions to the oil and gas industry in the United States and developing, manufacturing and delivering a full suite of chemical products for use in oil and gas well completion and production operations. As a leader in the water solutions industry, Select places the utmost importance on safe, environmentally responsible management of oilfield water throughout the lifecycle of a well. Additionally, Select believes that responsibly managing water resources through its operations to help conserve and protect the environment in the communities in which it operates is paramount to its continued success. Additional information about Select and its subsidiaries, including, but not limited to, information regarding its business, properties, legal proceedings, financial statements, financial condition and results of operations, market risk, executive compensation and related party transactions is set forth in Select’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and Definitive Proxy Statement on Schedule 14A, which are incorporated herein and attached as Annex D and Annex E, respectively, to this consent statement/prospectus.
Select’s executive offices are located at 1233 W. Loop South, Suite 1400, Houston, Texas 77027, and its telephone number is (713) 235-9500. For more information about Select, please visit Select’s website at www.selectenergy.com. The information contained on Select’s website or accessible through it does not constitute a part of this consent statement/prospectus.
Nuverra Environmental Solutions, Inc. (“Nuverra”)
Nuverra is a Delaware corporation with its common stock listed on the NYSE American under the symbol “NES”. Nuverra and its subsidiaries are providers of water logistics and oilfield services to customers focused on the development and ongoing production of oil and natural gas from shale formations in the United States. Nuverra’s business operations are organized into three geographically distinct divisions: the Rocky Mountain division, the Northeast division and the Southern division. The Rocky Mountain division contains the Bakken Shale areas business containing two primary oil producing reservoirs currently being developed in this geographic region. The Northeast division is comprised of the Marcellus and Utica Shale areas, both of which are predominantly natural gas producing basins. The Southern division is comprised of the Haynesville Shale area, a predominantly natural gas-producing basin. Within each division, Nuverra provides water transport services, disposal services, environmental remediation services and rental and other services associated with the drilling, completion, and ongoing production of shale oil and natural gas. Additional information about Nuverra and its subsidiaries, including, but not limited to, information regarding its business, properties, legal proceedings, financial statements, financial condition and results of operations, market risk, executive compensation and related party transactions is set forth in Nuverra’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and Definitive Proxy Statement on Schedule 14A, which are incorporated herein and attached as Annex K and Annex O, respectively, to this consent statement/prospectus.
Nuverra’s principal executive offices are located 11111 Katy Freeway, Suite 1006, Houston, Texas 77079, and its telephone number is (602) 903-7802. For more information about Nuverra, please visit Nuverra’s website at www.nuverra.com. The information contained on Nuverra’s website or accessible through it does not constitute a part of this consent statement/prospectus.
Navy Holdco, LLC (“Holdco”)
Holdco is a Delaware limited liability company and an indirect wholly owned subsidiary of Select. Holdco has not carried on any activities to date, other than activities incidental to its formation or undertaken in connection with the transactions contemplated by the Merger Agreement.
Holdco’s principal executive offices are located at 1233 W. Loop South, Suite 1400, Houston, Texas 77027, and its telephone number is (713) 235-9500.

Navy Merger Sub, Inc. (“Merger Sub”)
Merger Sub is a Delaware corporation and a direct wholly owned subsidiary of Select. Merger Sub has not carried on any activities to date, other than activities incidental to its formation or undertaken in connection with the transactions contemplated by the Merger Agreement.
Merger Sub’s principal executive offices are located at 1233 W. Loop South, Suite 1400, Houston, Texas 77027, and its telephone number is (713) 235-9500.

NUVERRA SOLICITATION OF WRITTEN CONSENTS
The Nuverra Board is providing these consent solicitation materials to all holders of Nuverra Common Stock as of the Nuverra Record Date. Nuverra Common Stockholders are being asked to (i) approve the adoption of the Merger Agreement and (ii) approve, on a nonbinding, advisory basis, the Transaction-Related Compensation Proposal, by executing and delivering the written consent furnished with this consent statement/prospectus.
Common Stock Entitled to Consent and Consent Required
Only holders of record of Nuverra Common Stock at the close of business on                 (the “Nuverra Record Date”) will be notified of and be entitled to execute and deliver a written consent. Each holder of Nuverra Common Stock is entitled to one vote for each Nuverra Common Stock held as of the Nuverra Record Date.
To approve the adoption of the Merger Agreement, the holders of a majority of the outstanding Nuverra Common Stock must consent to the approval of the Merger Agreement. To approve the Transaction-Related Compensation Proposal on a non-binding, advisory basis, the holders of a majority of the outstanding Nuverra Common Stock must consent to the approval of the Transaction-Related Compensation Proposal.
As of the Nuverra Record Date, there were           shares of Nuverra Common Stock outstanding and entitled to consent with respect to the approval of the Merger Agreement and, on a non-binding, advisory basis, of the Transaction-Related Compensation Proposal. Nuverra currently expects that its directors and officers will deliver written consents in favor of the approval of the Merger Agreement and the Transaction-Related Compensation Proposal with respect to the Nuverra Common Stock owned by them, although none of them has entered into any agreements obligating him or her to do so.
The Nuverra Designated Stockholders, who collectively own approximately 84% of the outstanding Nuverra Common Stock, have each entered into the Support Agreements pursuant to which such Nuverra Designated Stockholders have agreed, subject to the terms and conditions of such Support Agreements, to execute and return written consents approving the Merger Agreement and each of the other matters for which Nuverra is soliciting consents in connection with the Merger Agreement within 24 hours after the registration statement, of which this consent statement/prospectus forms a part, becomes effective under the Securities Act. The delivery of the written consents by the Nuverra Designated Stockholders will be sufficient to approve the adoption of the Merger Agreement and the other transactions contemplated by the Merger Agreement. For additional information, see “Support Agreements.”
Submission of Consents
You may consent to the approval of the Merger Agreement and, on a non-binding, advisory basis, the Transaction-Related Compensation Proposal, with respect to your Nuverra Common Stock by completing and signing the written consent furnished with this consent statement/prospectus and returning it to Nuverra by the consent deadline.
If you hold Nuverra Common Stock as of the Nuverra Record Date and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it as instructed.
The delivery of the written consents from the Nuverra Designated Stockholders pursuant to the Support Agreements will constitute receipt by Nuverra of the requisite approval of the Merger Agreement and, on a non-binding, advisory basis, the Transaction-Related Compensation Proposal, and a failure of any other Nuverra Common Stockholder to deliver a written consent is not expected to have any effect on the approval of the Merger Agreement or the Transaction-Related Compensation Proposal.
Executing Consents; Revocation of Consents
You may execute a written consent to approve the adoption of the Merger Agreement and/or the Transaction-Related Compensation Proposal on a non-binding, advisory basis (which is equivalent to a vote FOR the approval of the Merger Agreement and/or the approval of the Transaction-Related Compensation

Proposal) or disapprove, or abstain from consenting with respect to, the approval of the Merger Agreement and/or, on a non-binding, advisory basis, the Transaction-Related Compensation Proposal (which is equivalent to a vote AGAINST the approval of the Merger Agreement and/or the Transaction-Related Compensation Proposal). If you do not return your written consent, it will have the same effect as a vote AGAINST both the approval of the Merger Agreement and the Transaction-Related Compensation Proposal. If you are a Nuverra Common Stockholder as of the close of business on the Nuverra Record Date and you return a signed written consent without indicating your decision on the approval of the Merger Agreement or the Transaction-Related Compensation Proposal, you will have given your consent to approve the adoption of the Merger Agreement and the Transaction-Related Compensation Proposal.
Your consent to the approval of the Merger Agreement or the Transaction-Related Compensation Proposal may be changed or revoked at any time before the consent deadline; however, such change or revocation is not expected to have any effect, as the delivery of the written consents from the Nuverra Designated Stockholders pursuant to the Support Agreements will constitute receipt by Nuverra of the requisite approval of the Merger Agreement and the Transaction-Related Compensation Proposal. If you wish to change or revoke a previously given consent before the consent deadline, you may do so by delivering a new written notice of consent with a later date, or by delivering a revocation notice of consent to Nuverra at Broadridge Financial Solutions, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.
Solicitation of Consents; Expenses
The expense of preparing, printing and mailing this consent statement/prospectus is being borne 50% by Nuverra and 50% by Select. Nuverra has retained Broadridge Financial Solutions, Inc. to aid in solicitation of consents for the Nuverra consent solicitation and to verify certain records related to the solicitation. Nuverra will pay Broadridge Financial Solutions, Inc. a fee of approximately $   as compensation for its services and will reimburse it for its reasonable out-of-pocket expenses. Officers and employees of Nuverra may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular compensation but no special compensation for soliciting consents.

THE INTEGRATED MERGERS
Effects of the Integrated Mergers
Upon satisfaction or waiver of the conditions to closing in the Merger Agreement, on the closing date, (i) Merger Sub, a direct wholly owned subsidiary of Select formed for the purpose of effecting the Initial Merger, will merge with and into Nuverra, and Nuverra will be the surviving entity in the Initial Merger and become a direct wholly owned subsidiary of Select (the “Surviving Corporation”) and (ii) the Surviving Corporation will merge with and into Holdco, an indirect wholly owned subsidiary of Select formed for the purpose of effecting the Subsequent Merger, with Holdco continuing as the surviving entity in the Subsequent Merger (the “Surviving Company”) as an indirect wholly owned subsidiary of Select.
At the Effective Time, (i) each share of Nuverra Common Stock issued and outstanding immediately prior to the Effective Time (other than units held directly by Select, Holdco or Merger Sub) will be cancelled and converted into the right to receive 0.2551 shares of Select Class A Common Stock (the “Exchange Ratio”) and (ii) the holders of the 118,137 warrants exercisable for shares of Nuverra Common Stock (“Nuverra Warrants”) shall, upon the exercise of such Nuverra Warrants and payment of the exercise price therefor, have the right to acquire and receive the number of shares of Select Class A Common Stock that would have been issued by means of a cash exercise immediately prior to the Effective Time, and receive a number of shares of Select Class A Common Stock equal to the Exchange Ratio. Nuverra will take all actions as may be necessary so that at the Effective Time, each outstanding equity-based award of will be treated as described in “The Merger Agreement — Treatment of Nuverra Equity Awards and Nuverra Warrants.”
Promptly following the effective time of the Subsequent Merger, Select will cause all of the limited liability company interests in Holdco to be contributed to SES Holdings, a Delaware limited liability company of which Select is the majority owner and managing member, in exchange for the issuance of common units in SES Holdings to a direct wholly owned subsidiary of Select in accordance with the SES Holdings limited liability company agreement.
Background of the Integrated Mergers
The terms of the Integrated Mergers are the result of arm’s length negotiations between Select and Nuverra. The following is a summary of the events leading up to the signing of the Merger Agreement and the key meetings, negotiations, discussions and actions by and between Select and Nuverra and their respective representatives that preceded the public announcement of the Transaction.
The Nuverra Board, together with Nuverra senior management, regularly reviews and evaluates Nuverra’s performance, outlook, strategy, financial position, liquidity projections, leverage, opportunities and risks in light of current business and economic conditions across a range of scenarios and potential future industry developments. In doing so, they consider a variety of potential financial and strategic opportunities to enhance business performance and stockholder value. In connection with such ongoing reviews and evaluations, Nuverra senior management has engaged in discussions with representatives of other companies operating in the oilfield services industry from time to time. In connection with these activities, the Nuverra Board meets periodically in the ordinary course of business to receive updates from Nuverra senior management on such discussions and to consider and evaluate potential strategic alternatives available to Nuverra, including asset disposition and merger and acquisition transactions. In considering those alternatives, the Nuverra Board and Nuverra senior management also regularly review the market’s ongoing evaluation of Nuverra’s current performance and future potential including with respect to its separate business segments and their ability to deliver collective stockholder value.
Nuverra began considering strategic transaction alternatives soon after the consummation of its financial restructuring in August 2017.
In October 2017, Nuverra and Select entered into a mutual confidentiality agreement and held preliminary discussions regarding a potential strategic transaction. Nuverra engaged a New York based investment banking firm to act as its financial advisor in connection with these discussions. In January 2018, the parties mutually elected to terminate discussions and returned or destroyed all confidential information provided under the mutual confidentiality agreement, which expired eighteen (18) months after execution.

In August 2018, Nuverra entered into a mutual confidentiality agreement with Party A, a privately held oilfield services company. The purpose of the confidentiality agreement was to facilitate discussions between Nuverra and Party A regarding a potential strategic transaction. Over the course of late 2018 and into mid-2019, Nuverra and Party A exchanged information and engaged in discussions regarding a potential strategic combination.
In September 2018, Nuverra entered into a mutual confidentiality agreement with Party B, another privately held oilfield services company. The parties engaged in discussions and exchanged information over the ensuing months, and in July 2019, Nuverra submitted an indication of interest letter regarding a potential strategic transaction involving the party. Following further discussions, including in-person meetings between Nuverra senior management and members of the Party B’s management team and representatives of its financial advisor, the parties elected to cease further discussions in approximately August 2019.
In September 2019, Nuverra entered into separate confidentiality agreements with two other publicly traded oilfield services companies, Parties C and D, regarding a potential three-way business combination transaction. The parties engaged in a mutual due diligence review process, and in connection therewith Nuverra engaged an outside advisory firm to assist with financial aspects of its due diligence investigation.
In October 2019, Nuverra engaged a New York based investment banking firm to act as its financial advisor in connection with either a potential business combination with Party A or a three-way business combination with Party C and Party D. During October 2019, Nuverra management worked with its financial advisor to develop a preliminary financial analysis of potential transaction alternatives.
In October 2019, Nuverra entered into a confidentiality agreement with Gates and thereafter advised Gates of the discussions with Party A regarding a potential business combination and of the discussions with Parties C and D regarding a potential three-way combination. Ascribe was aware of the transactions as a result of its Chief Investment Officer, Lawrence A. First’s position on the Nuverra Board. Nuverra thereafter provided certain financial and other information to Gates regarding the companies involved and various hypothetical transaction scenarios.
On October 23, 2019, Nuverra management and its financial advisor presented to the Nuverra Board a preliminary financial analysis of a potential combination with Party A or, alternatively, a three-way combination with Parties B and C. Charles K. Thompson, Nuverra’s Chairman of the Board, also summarized for the Nuverra Board his understanding of the preliminary positions and concerns expressed by each of Ascribe and Gates with respect to the proposed transactions.
Following further discussions between Nuverra and Party A and their respective advisors, the parties suspended discussions regarding a potential business combination transaction in late October 2019.
Following further discussions among Nuverra, Party C, and Party D and their respective advisors, the parties suspended discussions regarding a potential three-way business combination transaction in late November 2019.
In February 2020, Nuverra entered into a confidentiality agreement with Party E, a privately held company regarding a potential strategic transaction. In May 2020, Nuverra received a confidential information memorandum supplied by Party E’s outside financial advisor. Following review of the information provided and preliminary discussions, the parties mutually decided to cease further negotiations.
In April 2020, Nuverra entered into a confidentiality agreement with Party F, a publicly traded oilfield services company regarding a potential business combination or other strategic transaction. Nuverra exchanged various information with Party F’s outside financial advisor. Following review of the information provided and preliminary discussions, the parties elected to cease further negotiations in May 2020.
In May 2020, Nuverra entered into a confidentiality agreement with Party G, a private company regarding a potential sale of Nuverra’s pipeline and disposal network in the Haynesville region. The parties exchanged drafts of a letter of intent in late 2020. In May of 2021, the parties extended the confidentiality agreement term. Following review of the information provided and preliminary discussions, Nuverra and Party G mutually decided to cease further negotiations in June 2021.

In December 2020, Nuverra entered into a confidentiality agreement with Party H, a privately held company regarding a potential business combination or other strategic transaction. Nuverra exchanged business and financial information with Party H’s outside financial advisor and discussed generally the framework of a potential transaction throughout early and mid-2021. The discussions did not result in the formulation of an actionable transaction proposal and negotiations ceased in August 2021.
In early 2021, Mr. Thompson and other members of Nuverra’s senior management met with representatives of Party I, a privately held oilfield services company to assess the parties’ interest in further discussing a potential strategic transaction. The parties did not execute a confidentiality agreement.
In February 2021, Nuverra entered into a confidentiality agreement with Party J, a privately held water midstream company regarding a potential strategic transaction involving its pipeline and disposal network in the Haynesville region and potential combinations in the Northeast division as well. The confidentiality agreement was extended in July 2021. The parties exchanged information but did not proceed to the execution of a letter of intent or other binding documentation, and negotiations ceased in September 2021.
In June 2021, Nuverra entered into a confidentiality agreement with Party K, a privately held company regarding a potential divestiture of Nuverra’s pipeline and disposal network in the Haynesville region. The parties exchanged information but did not proceed to the execution of a letter of intent or other binding documentation, and negotiations ceased in September 2021.
In July 2021, Nuverra entered into a confidentiality agreement with Party L, a privately held company regarding a potential sale or other transaction involving Nuverra’s landfill and treatment center in North Dakota. The parties exchanged information but did not proceed to the execution of a letter of intent or other binding documentation, and negotiations ceased in August 2021.
The Nuverra Board held a regular quarterly Board meeting on August 5, 2021. Among other matters, the Nuverra Board discussed various strategic transaction alternatives, including the possibility of reengaging in discussions with Party A. Following the meeting, the Nuverra Board informed senior management of its desire to meet with investment banking firms to discuss more formally strategic alternatives potentially available to Nuverra and concluded that Mr. Thompson would reach out to Party A to solicit interest in exploring a potential transaction.
On August 10, 2021, Mr. Thompson met with representatives of Party A to discuss the possibility of reengaging in dialogue regarding a business combination or other strategic transaction involving Nuverra and Party A.
In August 2021, Nuverra entered into a confidentiality agreement with Party M, a privately held company regarding a potential sale or other strategic transaction involving Nuverra’s pipeline and disposal network in the Haynesville region. The parties exchanged information but did not proceed to the execution of a letter of intent or other binding documentation and negotiations ceased in August 2021.
In September 2021, Nuverra entered into a confidentiality agreement with Party N, a privately held company regarding the potential sale of the Nuverra’s Southern Division trucking assets. The parties executed a non-binding letter of intent in October 2021. The parties thereafter exchanged document drafts but did not finalize or execute definitive transaction documents, and negotiations ceased in December 2021.
On September 14, 2021, members of Nuverra’s Board and management team met separately with representatives of two investment banking firms to discuss strategic alternatives generally and to explore the potential engagement of one of such firms to act as Nuverra’s financial advisor. Following such meetings and after consideration of the strategic alternatives proposed and potential engagement terms, the Nuverra Board decided not to further pursue a financial advisory engagement with either firm.
On September 19, 2021, Nuverra entered into a confidentiality agreement with Greenridge Advisors, LLC (“Greenridge”) and thereafter engaged Greenridge as its industry consultant to assist Nuverra in connection with the consideration of potential strategic transactions. After discussions with Greenridge, and considering the discussions with the two investment banking firms and continuous strategic alternatives review, the Nuverra Board made the decision to approach five counterparties who had a high perceived likelihood of engaging in discussion regarding, or had previously expressed interest in exploring, a potential strategic transaction. These five counterparties were Select, Party A, Party I, Party M and Party O, a privately held oilfield services company. It was determined that such parties would be contacted by members of Nuverra’s management team or Greenridge. Ms. Amy Nelson, in her capacity as President of Greenridge, contacted representatives of Select and one other company to gauge interest in pursuing a potential business combination or other transaction involving Nuverra.
On September 24, 2021, Mr. Thompson had discussions with representatives of Party A regarding relative valuations and potential transaction structures.
On September 28, 2021, the Nuverra Board met with management to review potential strategic alternatives in light of recent conversations between Nuverra management and Greenridge with potential transaction counterparties, including Party A.
On September 29, 2021, Nuverra and Party A agreed to extend the term of their existing mutual confidentiality agreement.
On September 30, 2021, Ms. Nelson had a conversation with the Chief Executive Officer of Party O and a representative of Party O’s financial advisor to assess interest in exploring a potential strategic transaction with Nuverra.
On October 1, 2021, Eric Bauer, Nuverra’s Chief Financial Officer, had telephonic discussions with the Chief Executive Officer of Party M in order to assess the other party’s current interest in discussing a business combination or other strategic transaction.
On October 4, 2021, Mr. Thompson had telephonic discussions with the Chief Executive Officer of Party I in order to assess the other party’s current interest in discussing a business combination or other strategic transaction.
On October 4, 2021, the Nuverra Board met with management and Ms. Nelson to consider strategic alternatives in light of Greenridge’s and management’s recent communications with various potential counterparties. Following such discussion, the Nuverra Board instructed Ms. Nelson to contact Select about potentially entering into a mutual confidentiality agreement in order to facilitate the exchange of information between the parties.
On October 5 and 6, 2021, representatives of Nuverra and Select exchanged drafts of a mutual confidentiality agreement, and on October 6, 2021, the parties executed a mutual confidentiality agreement.
In October 2021, Nuverra entered into a confidentiality agreement with Party P, a privately held company regarding a potential sale or divestiture of Nuverra’s Northeast division trucking assets. The parties exchanged information but did not execute a letter of intent or other binding documentation, and negotiations ceased in November 2021.
On October 8, 2021, Mr. First had discussions with the majority stockholder of Party A regarding various aspects of a potential transaction, including the prospective availability of third-party debt financing for the combined businesses.
Between October 8 and October 22, 2021, Ms. Nelson had various communications with Select to convey information regarding Nuverra’s business and to address specific questions raised by Select. Ms. Nelson also during this time period communicated with Mr. Thompson, Mr. Bauer and other members of the Nuverra management team regarding specific questions and information requests received from the Select team.
On October 12, 2021, Mr. Thompson spoke with the President and Chief Executive Officer of Party A regarding various aspects of a potential transaction, including valuation, financing and open due diligence issues.
On October 13, 2021, Mr. Thompson spoke with Ms. Nelson regarding the status of Select’s review of the information provided by Nuverra in response to its requests.
On October 18, 2021, Mr. Thompson had a conversation with representatives of Party A regarding the various methods for determining the relative valuation of the parties and the potential equity allocation in a business combination transaction.

On October 20, 2021, Mr. Thompson had further discussions with the President and Chief Executive Officer of Party A regarding economic aspects of a potential combination transaction.
On October 22, 2021, Select delivered drafts of an Indication of Interest Letter and form of Exclusivity Agreement to Mr. Thompson and Ms. Nelson. The draft Indication of Interest Letter provided for an equity component of the proposed consideration in the transaction at $22.5 million in Select Class A Common Stock.
On October 23, 2021, Ms. Nelson communicated with representatives of Select to clarify certain provisions of the draft Indication of Interest Letter and form of Exclusivity Agreement provided by Select.
On October 25, 2021, the Nuverra Board held a telephonic meeting to discuss, among other matters, the draft Indication of Interest Letter and form of Exclusivity Agreement provided by Select. Following discussion of the terms reflected in the drafts, the Nuverra Board (i) instructed Ms. Nelson to approach Select with a counterproposal that increased the equity component of the proposed consideration from $22.5 million in Select Class A Common Stock to $25 million, (ii) authorized management to finalize and execute the exclusivity agreement subject to Select’s acceptance of the proposed increase in consideration, and (iii) instructed management to suspend any further negotiations with other parties, including Party A, regarding potential business combinations or other strategic transactions.
On October 25, 2021, Joseph M. Crabb, Nuverra’s Chief Legal Officer prepared a revised draft of the form of Exclusivity Agreement, which Ms. Nelson delivered to Select on Nuverra’s behalf. Also on October 25, 2021, Ms. Nelson discussed with John Schmitz, Select’s Chairman, President and Chief Executive Officer, the increase to the equity component of the transaction consideration proposed by the Nuverra Board.
On October 27, 2021, Adam R. Law, Select’s Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer provided Select’s revised drafts of the Indication of Interest Letter and form of Exclusivity Agreement to Ms. Nelson, reflecting an increase in the equity component of the proposed consideration from $22.5 million to $25 million in Select Class A Common Stock and otherwise generally incorporating the revisions previously provided by Nuverra.
On October 28, 2021, Mr. Crabb and Mr. Bauer, on behalf of Nuverra, and Mr. Law and Chris George, Select’s Vice President, Investor Relations and Treasurer, on behalf of Select, discussed the Indication of Interest Letter and form of Exclusivity Agreement, as well as logistical matters relating to a potential due diligence review process. Also on October 28, 2021, Mr. Law delivered to Nuverra revised final versions of the Indication of Interest Letter and form of Exclusivity Agreement reflecting a November 1, 2021 effective date.
On October 29, 2021, Select delivered to Nuverra an initial due diligence request.
On November 1, 2021, Nuverra and Select executed the Exclusivity Agreement, which provided for an initial exclusivity period of thirty (30) days. Also on November 1, 2021, representatives of Nuverra, Select, Greenridge and Energy Capital Solutions, LLC, financial advisor to Select (“ECS”), held an organizational call.
On November 1, 2021, Mr. Thompson verbally advised the President and Chief Executive Officer of Party A that Nuverra was terminating, effective immediately, any further discussions regarding a potential business combination transaction.
During the week of November 1, 2021, representatives of Nuverra worked to compile information responsive to Select’s initial due diligence request.
On November 3, 2021, the Nuverra Board held a weekly update call during which Mr. Thompson confirmed that the Exclusivity Agreement had been executed with Select and that Nuverra had, as a result, terminated discussions with all parties (including Party A) regarding any potential business combination or other strategic transactions as required by the terms of the Exclusivity Agreement.
On November 3, 2021, Mr. Crabb conferred with Squire Patton Boggs (US) LLP (“SPB”), counsel to Nuverra, regarding preparation of a reverse due diligence report based on Select’s publicly available information and the formulation of an appropriate agenda of “reverse due diligence” discussion topics.

On November 7, 2021, Mr. Bauer sent an email to the Select team with instructions for accessing Nuverra’s due diligence data files and a general listing of the materials compiled in response to Select’s initial request.
On November 8, 2021, representatives of Select, Nuverra, Greenridge and ECS had various communications regarding scheduling site visits and other due diligence matters.
On November 10, 2021, Mr. George provided a proposed site visit agenda and list of potential discussion topics for in-person due diligence meetings to be held at Nuverra’s facilities in North Dakota on November 16, 2021.
On November 12, 2021, Mr. Law provided an initial draft of the Merger Agreement to Mr. Bauer and Mr. Crabb.
On November 15, 2021, Mr. Crabb conferred with SPB to compile a list of open issues and discussion topics based on review of the draft Merger Agreement provided by Select.
On November 16, 2021, various representatives of Select and Nuverra held on-site due diligence meetings at Nuverra’s facilities in North Dakota.
On November 17, 2021, Mr. Crabb and SPB had a discussion with Mr. Law and Vinson & Elkins L.L.P. (“V&E”), counsel to Select, regarding the draft Merger Agreement, including the deal protection provisions proposed in the Select draft.
On November 18, 2021, Mr. Crabb responded to a request from Nicholas L. Swyka, Select’s Senior Vice President and Chief Financial Officer, to confirm Nuverra’s outstanding capital stock and the expiration mechanics of Nuverra’s then-existing limited duration stockholder rights plan. Also on November 18, representatives of Nuverra and SPB discussed further the deal protection provisions proposed by Select.
On November 19, 2021, the Nuverra Board held a telephonic meeting to discuss certain terms reflected in the draft Merger Agreement. Mr. Crabb summarized for the Nuverra Board the proposed majority stockholder Support Agreements and other protective provisions reflected in the draft. The Nuverra Board discussed the draft Merger Agreement provisions generally and, in particular, the advisability of seeking a fairness opinion on the transaction from an outside financial advisory firm. The Nuverra Board’s discussion included, among other things, the draft Merger Agreement’s restrictions on the Nuverra Board’s ability to consider an unsolicited superior proposal and other aspects of the deal protection package reflected in the draft. The Nuverra Board also discussed the possibility of obtaining a fairness opinion, and after such discussion the Nuverra Board determined, based on various factors (including, among other things, the knowledge of the Nuverra Board and of Nuverra’s executive management of the business of Nuverra, the industry and of the potential buyers (including Select), its prior discussions with potential financial advisors and the potential cost of obtaining a fairness opinion), that it was in the best interest of Nuverra’s stockholders to proceed with the proposed transaction without a third-party fairness opinion and instructed management to continue negotiations with Select and its counsel.
On November 23, 2021, Mr. Crabb called Mr. Law to advise him that a revised draft of the Merger Agreement was forthcoming and to preview certain revisions to the deal protection provisions that would be reflected in the draft. Later on November 23, 2021, SPB circulated a revised draft of the Merger Agreement to Select and V&E which reflected substantial modifications to the deal protection provisions and various other proposed revisions.
On November 26, 2021, Mr. George spoke with Mr. Bauer regarding the potential extension of the exclusivity period, which was scheduled to expire on December 1, 2021. Mr. George then sent an email message to Mr. Bauer on November 27, 2021 proposing an extension of the exclusivity period by an additional fifteen (15) days as contemplated by the original agreement, and Mr. Bauer responded with an email message confirming Nuverra’s agreement to the proposed extension.
On November 30, 2021, V&E requested additional information regarding the process undertaken by Nuverra’s Board to analyze potential strategic alternatives.

On December 1, 2021, Mr. First informed Mr. Thompson that he was resigning from the Nuverra Board, effective immediately, for reasons unrelated to the pending negotiations with Select.
On December 1, 2021, Mr. Crabb and representatives of SPB had a call with Mr. Law and representatives of V&E to discuss the process undertaken by Nuverra’s Board to consider potential strategic alternatives leading up to the execution of the Exclusivity Agreement with Select. Also on December 1, 2021, Nuverra engaged Richards Layton and Finger, PA as Delaware counsel to Nuverra in connection with the potential transaction.
On December 1, 2021, Mr. Law called Mr. Crabb to advise him that a revised draft of the Merger Agreement was forthcoming and to preview certain revisions reflected therein. Later on December 1, 2021, V&E circulated a revised draft of the Merger Agreement to Nuverra and SPB which contained deal protection provisions that were materially consistent with Select’s original proposal and that also reflected a termination fee of $2.50 million and an expense reimbursement of $1.25 million, along with a draft form of Support Agreement.
On December 2, 2021, the Nuverra Board held a telephonic meeting during which Mr. Crabb summarized the terms reflected in the current draft of the Merger Agreement. The Nuverra Board also extended an invitation to Mr. Kamil Gazizullin, in his capacity as a representative of Ascribe, to attend the current and future Board meetings in light of Mr. First’s resignation from the Nuverra Board.
Following the Nuverra telephonic Board meeting on December 2, 2021, Mr. Crabb and Mr. Law briefly discussed the terms of the Merger Agreement and, in particular, the proposed deal protection provisions reflected in the draft and Select’s rationale for the same. In this conversation, Mr. Law reiterated that Select was not willing to modify its proposed deal protection provisions.
On December 2, 2021, Mr. Gazizullin advised Nuverra that Ascribe was generally supportive of the proposed transaction with Select and the terms, including the deal protection provisions, reflected in Select’s most recent draft of the Merger Agreement.
On December 6, 2021, the Nuverra Board held a special telephonic meeting in which representatives of SPB also participated. Mr. Thompson summarized the process undertaken by Nuverra to consider various strategic alternatives, including a review of the various parties contacted by Nuverra and/or Greenridge regarding potential interest in a business combination or other strategic transaction. Mr. Thompson noted that in management’s view, the transaction proposed by Select reflected the most favorable combination of value, execution risk, timing and asset quality for Nuverra’s stockholders as compared to any other alternatives currently under consideration. Mr. Crabb then provided the Nuverra Board with an overview of the terms of the current Merger Agreement draft. Mr. Crabb and SPB also provided the Nuverra Board with a review of board fiduciary duties and the framework for board consideration of deal protection provisions in M&A transactions under Delaware law. Mr. Bauer also provided the Nuverra Board with a financial update and management’s most recent liquidity projections. Following extensive discussion of the Select transaction and the proposed deal protection provisions and Delaware law implications, the Nuverra Board determined that the deal protection provisions reflected in the then most recent draft of the Merger Agreement were acceptable, subject to all economic and other terms and conditions being finalized on an acceptable basis, and authorized management to continue negotiation of the Merger Agreement with representatives of Select.
Following the Nuverra Board meeting on December 6, 2021, Mr. Crabb advised Mr. Law that the Nuverra Board had indicated a potential willingness to move forward with a transaction that reflected the deal protection provisions proposed by Select, subject to finalizing all other terms and conditions, including transaction economics. Also on December 6, 2021, SPB provided a revised draft of the Merger Agreement to Select and V&E.
On December 7, 2021, Mr. Law advised Mr. Crabb that the board of directors of Select (the “Select Board”) had authorized management to continue moving forward with negotiating the transaction in light of Nuverra’s indication of a willingness to accept the proposed deal protection provisions. Also on December 7, 2021, SPB provided V&E with proposed revisions to the form of Support Agreement.

On December 8, 2021, Mr. Bauer discussed with Mr. George the methodology for determining the number of Select shares to be issued in connection with the Integrated Mergers. The parties subsequently exchanged email messages in which Mr. Bauer indicated that Nuverra would be willing to accept a 10-day volume-weighted average price (“VWAP”) valuation methodology proposed by Select.
On December 9, 2021, Mr. Thompson and Michael Y. McGovern, a member of the Nuverra Board, initiated contact with Gates regarding the potential transaction.
On December 9, 2021, Nuverra provided a transaction overview and the current draft of the proposed form of Support Agreement to Gates and Ascribe. Also on December 9, 2021, Mr. Gazizullin advised Nuverra that the proposed form of Support Agreement was generally acceptable to Ascribe.
On December 9, 2021, Mr. Crabb circulated an initial draft of Nuverra’s disclosure schedules to Select and V&E. Also on December 9, 2021, V&E circulated a revised draft of the Merger Agreement to Nuverra and SPB, including a form of stockholder written consent. Following exchange of the draft Merger Agreement, the parties exchanged email messages confirming the 10-day VWAP valuation methodology, calculated through the most recent trading day prior to execution of the Merger Agreement, would be used for determining the exchange ratio. Later in the evening on December 9, 2021, SPB circulated a revised draft of the Merger Agreement to Select and V&E.
On December 10, 2021, counsel to Gates provided proposed revisions to the form of Support Agreement and stockholder written consent.
On December 10, 2021, SPB circulated to Select and its counsel a proposed agenda for a pre-signing due diligence call between Nuverra and Select. Later in the day on December 10, 2021, representatives of Nuverra, SPB, Select and V&E participated in a call to discuss the due diligence items reflected in the agenda.
Throughout the day on December 10, 2021, Nuverra, Select and their counsel exchanged numerous email messages regarding various modifications to the Merger Agreement and the exhibits thereto and to Nuverra’s disclosure schedules.
On December 10, 2021, the Nuverra Board held a special meeting to consider the final terms of the Merger Agreement. Management and a representative of SPB reviewed with the Nuverra Board various matters, including (i) the Nuverra Board’s duties in connection with its consideration of the proposed transaction, (ii) a review of the key terms of the Merger Agreement, including the deal protection provisions, and (iii) a proposed form of resolutions approving the transaction. Management also discussed the financial terms of the Merger Agreement including the exchange ratio as determined based on a 10-day VWAP valuation methodology. After discussion, the Nuverra Board unanimously (a) determined that the Merger Agreement, the Integrated Mergers and the other transactions contemplated by the Merger Agreement are in the best interests of Nuverra, (b) approved and declared advisable the Merger Agreement, the Integrated Mergers and the other transactions contemplated by the Merger Agreement, (c) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, and (d) authorized and directed that the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement be submitted to Nuverra’s stockholders to act by written consent as contemplated by the terms of the Merger Agreement.
Also on December 10, 2021, the Integrated Mergers, the Merger Agreement and the other transactions contemplated by the Merger Agreement were unanimously approved by the Select Board.
On December 11, 2021, Gates’ counsel provided additional comments on the proposed form of stockholder written consent. Throughout the day on December 11, 2021, representatives of Nuverra, Select, Gates and their respective counsel participated in calls and exchanged email messages regarding the Support Agreement and written consent revisions proposed by Gates.
On December 11, 2021, Select provided Nuverra with a draft press release announcing the transaction.
On December 12, 2021, the parties exchanged further email messages and participated in various calls regarding the Support Agreement and written consent revisions proposed by Gates. Later in the day on December 12, 2021, V&E circulated a revised draft of the Support Agreement which representatives of Gates indicated was acceptable. V&E then circulated final versions of the Support Agreements and attached form of stockholder written consent to Nuverra, which Nuverra forwarded to Ascribe and to Gates and its counsel. Both Gates and Ascribe thereafter confirmed their approval of the revised Support Agreement and form of written consent.
On December 12, 2021, V&E provided Select’s disclosure schedules to Nuverra and SPB.
On December 12, 2021, representatives of Nuverra, Select, SPB and V&E finalized the Merger Agreement, the Nuverra disclosure schedules, the Select disclosure schedules and all other ancillary documents. Nuverra and Select thereafter executed and delivered the Merger Agreement. Substantially contemporaneously with the execution of the Merger Agreement, each of Gates and Ascribe executed their respective Support Agreements.
Prior to the opening of U.S. stock markets on December 13, 2021, Select issued a press release announcing the proposed transaction and each of Nuverra and Select filed a Current Report on Form 8-K announcing the execution of the Merger Agreement and the Support Agreements and the transactions contemplated thereby.
Select’s Reasons for the Integrated Mergers
The Integrated Mergers between Select and Nuverra will increase Select’s world-class sustainable water services and infrastructure footprint through this attractive consolidation opportunity. This continues Select’s strategic effort to improve and bolster its base business, advance its technology and diversification efforts, and execute on strategic consolidation opportunities. The Integrated Mergers will strengthen Select’s geographic footprint with a unique set of water logistics and infrastructure assets, particularly in the Bakken, Haynesville and Northeast, while continuing to expand Select’s production related revenues. In evaluating the Integrated Mergers, the Select Board consulted with Select’s management and legal advisors. The Select Board determined the Integrated Mergers to be in the best interests of Select based on, among other factors, its belief that the Integrated Mergers will:
Expand scale and strengthen positions in multiple basins through consolidation while increasing weighting to production-related solutions.   The Integrated Mergers will strengthen Select’s geographic footprint in the Bakken, Haynesville, Marcellus and Utica shale regions across the U.S. Additionally, with the majority of Nuverra’s 2021 revenues coming from production-related services and infrastructure, we are further adding additional stability to our revenue base. Diversifying our revenue streams into longer-cycle activities also allows us to stabilize our revenues and cash flows and consider incremental long-term capital allocation strategies.
Enhance Select’s existing infrastructure portfolio to provide meaningful optionality for incremental gathering and recycling infrastructure development across larger networked systems, furthering our sustainability initiatives.   The Integrated Mergers will continue Select’s consolidation of sizable existing infrastructure portfolios that provide us with a significant footprint of recurring produced water volumes and meaningful optionality for incremental gathering and recycling infrastructure development across larger networked systems. With the Integrated Mergers, we will be adding more than 300,000 barrels per day of permitted daily disposal capacity in Texas, Louisiana, North Dakota, Montana and Ohio. Nuverra owns and operates a 60-mile underground twin pipeline network in the Haynesville Shale in Texas and Louisiana for the collection of produced water for transport to interconnected disposal wells and the delivery or re-delivery of water from water sources to operator locations for use in well completion activities. More than 60% of Nuverra’s disposal volumes in the Haynesville are currently delivered via the pipeline network, with the ability to handle disposal volumes of more than 100,000 barrels per day. We believe there remains significant opportunity to further commercialize and transition these legacy infrastructure assets towards new sustainable strategies revolving around our water recycling and FluidMatch™ expertise in order to both limit waste and decrease freshwater demand in the industry, while simultaneously improving economic and production results for our customers.
Create Synergies and Cost Savings.   Select expects the combination of its significant asset base with Nuverra’s complementary assets will allow the combined company to pursue additional commercial opportunities and enhance Select’s ability to serve customers, while achieving significant cost savings through the elimination of overlapping support functions and the elimination of dual public company cost structures.

Provide access to a new service offering and add a solids waste disposal footprint in North Dakota.    Nuverra operates a landfill facility in North Dakota located on a 50-acre site. The facility provides a unique opportunity for Select to expand its capabilities into a new service offering. The facility has current remaining available permitted capacity of approximately 1.3 million cubic yards, and we believe the facility has the potential to be expanded up to a total of 5.8 million cubic yards of available capacity with additional permitting.
Position Select for meaningful revenue and gross profit growth while maintaining a strong balance sheet and net cash position.   Select anticipates that the Integrated Mergers will result in an increase in its anticipated 2022 revenue, gross profit and free cash flow, which would enhance Select’s financial strength and flexibility. Select’s cash position and overall liquidity provides ample ability to repay all of Nuverra’s outstanding borrowings while maintaining a net cash position upon closing the Integrated Mergers. Select also anticipates generating additional cash through the sale of underutilized equipment and real estate resulting from operational consolidation. Additionally, the Integrated Mergers will provide increased collateral under Select’s revolving credit facility, which is expected to provide increased borrowing base availability and more flexibility to execute future business plans.
Terms of the Merger Agreement.   The Select Board reviewed and considered the terms of the Merger Agreement, including the restrictions on Nuverra’s operations between the signing of the Merger Agreement and the closing of the Integrated Mergers, the representations and warranties of each party, the conditions to each party’s obligation to complete the Integrated Mergers, the restrictions of Nuverra to consider and engage in negotiations regarding alternative transactions, the rights of each party to terminate the Merger Agreement, and the Termination Fee or expense reimbursement payable to Select in the event the Merger Agreement is terminated under certain circumstances.
Approval and Recommendation of the Nuverra Board and Reasons for the Integrated Mergers
By unanimous vote, the Nuverra Board, at a meeting held on December 10, 2021, (i) approved the Merger Agreement and the transactions contemplated thereby, including the Integrated Mergers, (ii) declared the Merger Agreement and the transactions contemplated thereby to be advisable and fair to and in the best interests of the Nuverra Common Stockholders, (iii) directed that the adoption of the Merger Agreement be submitted for approval by the written consent to the Nuverra Common Stockholders and (iv) resolved to recommend to the Nuverra Common Stockholders that they consent in writing to the adoption of the Merger Agreement in accordance with the DGCL.
The Nuverra Board unanimously recommends that Nuverra Common Stockholders consent in writing to the adoption of the Merger Agreement.
In evaluating the Merger Agreement, the Integrated Mergers and the other transaction documents (including the transactions contemplated thereby), the Nuverra Board consulted with Nuverra’s management team and outside legal advisors and industry consultants. The Nuverra Board determined that entering into the Merger Agreement with Select provided the best alternative for maximizing stockholder value reasonably available to Nuverra, including when compared to continuing to operate on a stand-alone basis, strategic combinations with other counterparties and potential asset monetization opportunities.
In recommending that Nuverra Common Stockholders consent in writing to the adoption of the Merger Agreement, the Nuverra Board also considered a number of factors, including the following principal factors (not necessarily in order of relative importance) that the Nuverra Board viewed as generally positive or favorable to its determination, approval and related recommendation:
Best Alternative for Maximizing Stockholder Value.   The Nuverra Board considered that the Merger Consideration was more favorable to Nuverra Common Stockholders than the potential value that would be expected to result from other alternatives reasonably available to Nuverra, including the continued operation of Nuverra on a standalone basis and other potential actionable strategic transactions, in light of a number of factors, including:
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the Nuverra Board’s assessment of Nuverra’s business, assets and prospects, its competitive position and historical and projected financial performance, including Nuverra’s current and projected liquidity position, potential access to capital, and the nature of the industries in which Nuverra operates;

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the strategic and financial alternatives reasonably available to Nuverra, including the high costs and potential dilution associated with a capital raise as well as the anticipated timeline and execution risks associated with pursuing an alternative transaction; and

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the Nuverra Board’s belief, following consultation with management, and considering the transaction alternatives reasonably available to Nuverra, that Select could offer the best combination of value, execution speed and closing certainty to Nuverra Common Stockholders.

Opportunity to Participate in Potential Synergies and Value Appreciation of the Combined Company.   The Nuverra Board considered the structure of the transaction as a stock-for-stock merger following which Nuverra’s existing stockholders will continue as stockholders of Select and will therefore have the opportunity to participate in the potential future success of Select, which might result from the combination of Nuverra and Select. The Nuverra Board also considered the scale and geographic footprint of Select’s current and post-closing business, the potential synergies and future value of the combined companies, the caliber of Select’s executive management and board of directors (which are expected to continue on in their roles following the consummation of the transaction), as well as Select’s current liquidity position and the projected pro forma debt level of the combined companies.
Impact of COVID-19 Pandemic.   The Nuverra Board considered that Nuverra’s business, results of operations and financial condition have been negatively impacted by the COVID-19 pandemic, and that Nuverra’s available liquidity has decreased significantly since the outbreak of the pandemic in early 2020. The pandemic also resulted in disruptions to Nuverra’s workforce and to customer demand for Nuverra’s services, among other impacts. The Nuverra Board also considered that the circumstances surrounding the COVID-19 pandemic are dynamic and that there is significant ongoing uncertainty regarding the impact these circumstances may have on Nuverra’s business in the future. The Nuverra Board considered the ability of Nuverra’s business to withstand further disruptions of the type it has experienced since the onset of the pandemic, both on a stand-alone and pro forma basis.
Transaction Structure.   The Nuverra Board considered that the Select transaction included a sale of the entirety of Nuverra, as compared with some other proposals which sought to acquire only certain segments or assets of Nuverra and which would have potentially increased transaction complexity and risk.
Liquidity of Merger Consideration.   The Nuverra Board considered the overall trading and liquidity of Select Class A Common Stock to be attractive relative to other forms of equity consideration offered (both public and private).
Alternative Transactions and Due Diligence.   The Nuverra Board considered the fact that, since October 2017, representatives of Nuverra’s management communicated with numerous counterparties regarding a strategic transaction with Nuverra as part of the Nuverra Board’s exploration of strategic alternatives and the Nuverra Board’s belief, after considering the advice and discussions with its outside legal advisors and industry consultants, that the proposed transaction with Select was the most attractive option available to Nuverra’s stockholders. The Nuverra Board also considered the results of the reverse due diligence review of Select and its businesses conducted by Nuverra’s management and Nuverra’s outside legal counsel.
Certainty to Close.   The Nuverra Board considered the likelihood that the Integrated Mergers will be completed on a timely basis, including the fact that no additional financing is, and no regulatory approvals are, required to complete the Integrated Mergers, and the likelihood that all conditions to consummation of the Integrated Mergers will be satisfied. Additionally, the Nuverra Board considered that Select has a history of successfully executing acquisition transactions and therefore has demonstrated the capability and experience necessary to consummate a transaction of this nature.
Tax Considerations.   The Nuverra Board considered that the Integrated Mergers, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes and, as a result, U.S. holders of Nuverra Common Stock are generally not expected to recognize any gain or loss for U.S. federal income tax purposes upon the exchange of eligible shares of Nuverra Common Stock for shares of Select Class A Common Stock pursuant to the Integrated Mergers, except with respect to cash received in lieu of fractional shares of Select Class A Common Stock.

Recommendation of Management.   The Nuverra Board took into account the recommendation of the Integrated Mergers by Nuverra’s management team.
Terms of the Merger Agreement.   The Nuverra Board reviewed and considered the terms of the Merger Agreement, including the Exchange Ratio, the Surviving Corporation’s obligation to assume and repay in full all indebtedness outstanding as of the Closing Date and assume all of Nuverra’s existing finance lease agreements, the fact that there are no post-closing lockups of the Select Class A Common Stock issuable pursuant to the transaction, the terms of the post-closing D&O tail insurance, the restrictions on each party’s operations between the signing of the Merger Agreement and the closing of the Integrated Mergers, the representations and warranties of each party, and the conditions to each party’s obligation to complete the Integrated Mergers, which the Nuverra Board found to be fair, advisable, and in the best interests of Nuverra and its stockholders. The Nuverra Board also considered that the terms of the Merger Agreement, including, among other things, the Merger Consideration, were the result of extensive arm’s length negotiations between representatives of Nuverra and Select. See the section entitled “The Merger Agreement” for a detailed discussion of the terms and conditions of the Merger Agreement.
Impact of the Integrated Mergers on Customers, Employees and Suppliers.   The Nuverra Board evaluated the expected impact of the Integrated Mergers on Nuverra’s customers, employees and suppliers and the benefits that are expected to be derived from the Integrated Mergers, including increased operating efficiencies and reduced costs, which could allow Select to provide services to Nuverra’s existing customers more efficiently and at lower costs. The Nuverra Board considered that Select would be able to utilize the available talent of both companies’ employees and will have additional scale and resources to offer greater opportunities to continuing employees.
Support Agreements.   The Nuverra Board considered that certain holders of Nuverra Common Stock representing, in the aggregate, approximately 84% of the voting power of Nuverra, concurrent with the execution of the Merger Agreement, entered into the Support Agreements with Select pursuant to which such stockholders agreed to, among other things, vote through the use of a written consent, the shares of Nuverra Common Stock beneficially owned by them (i) in favor of the adoption of the Merger Agreement and the Transactions promptly following the time when the Registration Statement is declared effective by the SEC, and (ii) against any other action, agreement or proposal intended to, or which may have the effect of, impeding, delaying, restricting, limiting or interfering with the consummation of the Integrated Mergers and the performance of such stockholder’s or the Nuverra’s obligations thereunder or under the Merger Agreement, as more fully described in the section entitled “The Support Agreements.”
In the course of reaching its recommendation, the Nuverra Board also considered the risks and potentially negative factors relating to the Merger Agreement and the Integrated Mergers, including:
Termination Fees; Deal Protection Provisions.   The Nuverra Board considered the risk that Nuverra cannot consider and participate in negotiations with respect to proposals for alternative transactions, including potentially superior proposals, or terminate the Merger Agreement to enter into an alternative transaction, which could have the effect of discouraging such proposals from being made or pursued, even if potentially more favorable to the Nuverra Common Stockholders than the Integrated Mergers. The Nuverra Board also considered that upon the termination of the Merger Agreement, under specified circumstances, Nuverra will be required to (i) pay to Select the Termination Fee of $2.50 million or (ii) reimburse Select up to $1.25 million in respect of the expenses of Select incurred in connection with the Merger Agreement. In addition, a failure to consummate the Integrated Mergers and the other transactions contemplated by the Merger Agreement might have an adverse impact on Nuverra, including by (i) negatively affecting the price of Nuverra Common Stock and/or (ii) making potential future business combinations less likely.
Interim Operating Covenants.   The Nuverra Board considered that the Merger Agreement imposes restrictions on the conduct of Nuverra’s business prior to the consummation of the Integrated Mergers (see “The Merger Agreement — Conduct of Business”).
Diversion of Management.   The Nuverra Board considered the possible diversion of management’s time and attention from Nuverra’s ongoing business due to the substantial time and effort necessary to complete the Integrated Mergers.

Potential Litigation.   The possibility that litigation may be commenced in connection with the Integrated Mergers and such litigation may increase costs and result in a diversion of management focus.
This discussion of the information and factors, which is not provided in any specific order or ranking, considered by the Nuverra Board in reaching its conclusions and recommendation includes the principal factors considered by the Nuverra Board, but is not intended to be exhaustive and may not include all of the factors considered by the Nuverra Board. In view of the wide variety of factors considered in connection with its evaluation of the Integrated Mergers and the other transactions contemplated by the Merger Agreement, and the complexity of these matters, the Nuverra Board did not attempt to quantify, rank or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the Integrated Mergers and the other transactions contemplated by the Merger Agreement, and to make its recommendation to Nuverra Common Stockholders. Rather, the Nuverra Board viewed its decisions as being based on the totality of the information presented to it and the factors it considered, including its discussions with, and questioning of, members of Nuverra’s management and outside legal advisors. In addition, individual members of the Nuverra Board may have assigned different weight, value, merit, or consideration to different factors.
The Nuverra Board unanimously approved the Merger Agreement, the Integrated Mergers and the other transactions contemplated by the Merger Agreement, and declared the Merger Agreement, the Integrated Mergers and the other transactions contemplated by the Merger Agreement to be advisable and fair to and in the best interests of Nuverra Common Stockholders.
The Nuverra Board unanimously recommends that Nuverra Common Stockholders consent in writing to the adoption of the Merger Agreement.
Interests of Certain of Nuverra’s Directors and Executive Officers in the Integrated Mergers
You should be aware that aside from their interests as Nuverra Common Stockholders, Nuverra’s directors and executive officers have interests in the Integrated Mergers that are different from, or in addition to, those of other Nuverra Common Stockholders generally. These interests include, among others, severance rights and rights to continuing indemnification and directors’ and officers’ liability insurance, as well as accelerated vesting of outstanding restricted stock units and restricted stock awards. Certain of these interests are quantified in the narrative and the tables below. The Nuverra Board was aware of and carefully considered these interests, among other matters, in evaluating the terms and structure, and overseeing the negotiation, of the Integrated Mergers, in approving the Merger Agreement and the transactions contemplated thereby, including the Integrated Mergers. Nuverra Common Stockholders should take these interests into account in deciding whether to vote “FOR” the Nuverra merger proposal and the Transaction-Related Compensation Proposal.
Indemnification and Insurance
Pursuant to the terms of the Merger Agreement, Nuverra’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from the Surviving Corporation. Such indemnification is further described in the section entitled “The Merger Agreement — Indemnification and Insurance.”
Treatment of Equity-Based Awards
Under the Merger Agreement, equity-based awards held by Nuverra directors and executive officers as of immediately prior to the Effective Time will be treated at the Effective Time as follows:
•
Treatment of Nuverra RSU Awards.   Each award of outstanding but unvested shares of time-based restricted stock units settleable in Nuverra Common Stock (each, a “Nuverra RSU Award”) and granted pursuant to Nuverra’s 2017 Long Term Incentive Plan, as amended from time to time (the “2017 Plan”), that does not vest by its terms at the Effective Time and is outstanding as of immediately prior to the Effective Time shall automatically be cancelled and converted into a restricted stock unit award covering shares of Select Class A Common Stock (“Converted Select RSU Award”), with respect to that number of shares of Select Class A Common Stock that is equal to the product of

(i) the number of shares of Nuverra Common Stock subject to such Nuverra RSU Award as of immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, rounded down to the nearest whole share. Following the Effective Time, the Converted Select RSU Award shall be subject to such other terms and conditions (including with respect to vesting) as applied to the corresponding Nuverra RSU Award immediately prior to the Effective Time. At the Effective Time, each Nuverra RSU Award that does vest by its terms at the Effective Time and is outstanding as of immediately prior to the Effective Time shall automatically vest in full and be cancelled and converted into the right to receive a number of shares of Select Class A Common Stock equal to the product of (i) the number of shares of Nuverra Common Stock subject to such Nuverra RSU Award as of immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, rounded down to the nearest whole share.
•
Treatment of Nuverra PSU Awards.   At the Effective Time, each award of outstanding but unvested shares of performance-based restricted stock units settleable in Nuverra Common Stock and granted pursuant to the 2017 Plan (each, a “Nuverra PSU Award”) that is outstanding as of immediately prior to the Effective Time shall automatically be cancelled and converted into a performance-based restricted stock unit award covering shares of Select Class A Common Stock (“Converted Select PSU Award”), with respect to that number of shares of Select Class A Common Stock that is equal to the product of (i) the number of shares of Nuverra Common Stock that would have been earned pursuant to such Nuverra PSU Award based on actual achievement of any performance-based vesting conditions as of immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, rounded down to the nearest whole share. Following the Effective Time, the Converted Select PSU Award shall be subject to such other terms and conditions (other than any performance-based vesting conditions) as applied to the corresponding Nuverra PSU Award immediately prior to the Effective Time. There are no Nuverra PSU Awards currently outstanding.

•
Treatment of Nuverra Restricted Stock Awards for Directors.   At the Effective Time, each award of outstanding but unvested shares of restricted Nuverra Common Stock granted pursuant to Nuverra’s 2018 Restricted Stock Plan for Directors that is outstanding as of immediately prior to the Effective Time shall automatically vest in full and be cancelled and converted into the right to receive a number of shares of Select Class A Common Stock equal to the product of (i) the number of shares of Nuverra Common Stock subject to such Nuverra Restricted Stock Award as of immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, rounded down to the nearest whole share.

The number of unvested equity-based awards held by each independent director and executive officer of Nuverra as of December 27, 2021 is set forth below. For an estimate of the amounts that would be payable to each of Nuverra’s named executive officers upon the vesting and settlement of their unvested equity-based awards, see “— Quantification of Payments and Benefits to Nuverra’s Named Executive Officers” below.
Executive Officer and Independent Director Name	Number of Unvested Restricted Stock Units Subject to Outstanding Time-Based RSU Awards(1)	Shares of Unvested Restricted Stock Outstanding(2)
Charles K. Thompson	—	—
Eric Bauer	42,194	—
Joseph M. Crabb	42,194	—
Michael Y. McGovern	—	22,959
David J. Nightingale	—	17,220(3)

(1)
Represents a time-based Nuverra RSU Award granted on December 16, 2020, which assuming continued employment with Nuverra, is scheduled to vest one-half on December 31, 2021 and one-half on December 31, 2022.

(2)
Represents award grants of restricted stock to each non-employee director for service during fiscal 2021, which are scheduled to vest on April 21, 2022.

(3)
Mr. Nightingale joined the Nuverra Board on April 6, 2021 and received a restricted stock grant of 17,220 shares, which reflects three-fourths of the number of shares granted to non-employee directors for Board service for the full 2021 fiscal year.

Severance and Change of Control Payments and Benefits
For purposes of agreements described below, the completion of the Integrated Mergers will constitute a “change of control” as defined within the applicable documents.
Pursuant to the employment agreements signed by Mr. Bauer (the “Bauer Employment Agreement”) and Mr. Crabb (the “Crabb Employment Agreement”, and together with the Bauer Employment Agreement, the “Employment Agreements”), each of Mr. Bauer and Mr. Crabb may become eligible to receive either severance payments benefits or change of control payments and benefits upon a qualifying termination of employment. Mr. Thompson is not currently a party to an employment agreement with Nuverra.
Change of Control Payments and Benefits
The Employment Agreements provide for the following payments and benefits, following a termination without cause or resignation for Good Reason (as defined below), in connection with a change of control of Nuverra (which generally means a termination within 6 months prior to, or one year after, a change of control):
Mr. Bauer:
•
Payment of 18 months of base salary as in effect immediately prior to the termination date;

•
Payment of 18 months of the Nuverra’s COBRA premiums in effect on the termination date;

•
A lump-sum payment equal to 100% of the bonus attributable to the fiscal year during which the termination date occurs at target; and

•
Full vesting of all then outstanding time-based equity awards and a pro rata portion (based on the portion of the applicable performance period actually served prior to termination) of all then outstanding performance-based awards without regard to applicable performance targets.

Mr. Crabb:
•
Payment of 24 months of base salary as in effect immediately prior to the termination date;

•
Payment of 24 months of the Nuverra’s COBRA premiums in effect on the termination date;

•
A lump-sum payment equal to 100% of the bonus attributable to the fiscal year during which the termination date occurs at target; and

•
Full vesting of all then outstanding time-based equity awards and a pro rata portion (based on the portion of the applicable performance period actually served prior to termination) of all then outstanding performance-based awards without regard to applicable performance targets.

There are currently no target bonus amounts, as Nuverra’s senior executive bonus plan for 2021 provides for discretionary awards only as determined by the Nuverra Board based upon such factors as it may deem appropriate. As such, the portion of the target bonus amount is deemed to be zero for purposes of change of control payments.
For purposes of the Employment Agreements, “cause” is generally deemed to exist, subject to applicable notice and cure provisions, if the executive at any time: commits a material breach of his employment agreement, is guilty of gross insubordination, gross negligence, recklessness or willful misconduct in connection with or affecting the business or affairs of Nuverra, engages in material and intentional unauthorized use, misappropriation, destruction or diversion of any tangible or intangible asset or corporate opportunity of Nuverra, alcohol or substance abuse that interferes with executive’s ability to discharge the duties and responsibilities of his position, commits a knowing breach of executive’s fiduciary duties to Nuverra and its stockholders, or is convicted of, or pleads no contest to, a felony criminal offense.

“Good Reason” generally means a material reduction in base salary, a material reduction in an executive’s authority, duties, and executive responsibilities with Nuverra, a material change in geographic location(s) at which the executive must perform services or in the location of Nuverra’s principal office at which the executive renders services, excluding required business travel, or a material breach of his employment agreement by Nuverra. “Good Reason” also includes a change in Mr. Crabb’s direct reporting to anyone other than the Board or the Chief Executive Officer of Nuverra.
Quantification of Payments and Benefits to Nuverra’s Named Executive Officers
Item 402(t) of Regulation S-K requires disclosure of compensation arrangements or understandings with Nuverra’s named executive officers that are based on or otherwise related to the Integrated Mergers, whether present, deferred or contingent. Further, Nuverra is currently considered a smaller reporting company for purposes of Item 402(t) of Regulation S-K. In accordance with such rules, the individuals disclosed within this section and referred to as the “named executive officers” are Nuverra’s principal executive officer and two most highly compensated executive officers other than the principal executive officer for Nuverra’s most recently completed fiscal year. Mr. Robert Fox, Nuverra’s former President and Chief Operating Officer, and one of its named executive officers, departed Nuverra on July 23, 2021 and, therefore, is not included in the disclosure provided under this section.
The table set forth below includes the amount of payments and benefits that each of Nuverra’s named executive officers could potentially receive that is based on or otherwise relates to the Integrated Mergers under the Merger Agreement and any other plan, agreement or arrangement. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section such term is used to describe the merger-related compensation payable to Nuverra named executive officers. These payments include the payments described above and are not in addition to those described in previous sections. The amounts presented in the table below do not necessarily represent what each named executive officer will actually receive, and are calculated based on particular assumptions, as outlined below. These payments are specifically identified in this fashion to allow for a non-binding, advisory vote of Nuverra Common Stockholders regarding these payments and benefits.
The amounts in the table below were calculated using the following assumptions:
•
the consummation of the Integrated Mergers occurs on December 27, 2021 (which is the assumed date solely for purposes of this golden parachute compensation disclosure);

•
the value of accelerated and vested equity awards is determined by multiplying the number of Nuverra Common Stock subject to each Nuverra equity award outstanding as of December 27, 2021 by $6.38 (the exchange ratio multiplied by Select Class A Common Stock closing price on December 27, 2021);

•
the employment of each of the named executive officers will be terminated by Nuverra on December 31, 2021 in a manner that constitutes a covered termination under Nuverra’s change of control plan or a qualifying termination under the Nuverra’s equity awards; and

•
the named executive officer’s base salary and annual target bonus if any remain unchanged from those in place as of December 31, 2021.

Some of the assumptions used in the table below are subject to change and, as a result, the actual amounts to be received by any of the individuals below may differ from the amounts set forth below.
Change of Control Compensation
Name	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)
Charles K. Thompson(1)	—	—	—	—
Joseph M. Crabb	800,000	68,672	46,505	915,177

(1)
Mr. Thompson is not currently a party to an employment agreement with Nuverra.

(2)
These amounts reflect the cash severance amounts payable under the Crabb Employment Agreement equal to $800,000 as described under “— Severance and Change of Control Payments and Benefits”.

(3)
As of the Effective Time, each of the named executive officer’s unvested restricted stock units granted under the 2017 Plan will become fully vested and converted into the right to receive a number of shares of Select Class A Common Stock equal to the product of (a) the number of shares of Nuverra Common Stock subject to such award and (b) the exchange ratio, less any shares withheld to satisfy tax obligations. The value of the accelerated restricted stock unit has been calculated for purposes of this table by multiplying the number of shares subject to each named executive officer’s outstanding restricted stock units by an assumed exchange ratio of 0.2551 and multiplying the resulting product by an assumed share price of $6.38. Includes vesting of the full 42,194 time-based Nuverra RSU Awards outstanding, notwithstanding the scheduled vesting of 21,097 of these awards on December 31, 2021, as such awards will not yet be settled.

(4)
Based on monthly COBRA premium cost of $1,831.13 for employee and family coverage under Nuverra’s existing medical plan, $85.35 under dental plan, and $21.22 under vision plan.

Merger Expenses, Fees and Costs
All fees, costs and expenses incurred by Select and Nuverra in connection with the Integrated Mergers will be paid by the party incurring those fees, costs or expenses, whether or not the Integrated Mergers are completed.
In the event of a termination of the Merger Agreement under certain circumstances, Nuverra may be required to (i) pay to Select the Termination Fee of $2.50 million or (ii) reimburse Select up to $1.25 million in respect of the expenses of Select incurred in connection with the Merger Agreement. See “The Merger Agreement — Termination Fee and Expenses in Connection with Termination.”
Expected Timing of the Integrated Mergers
Select and Nuverra currently expect to complete the Integrated Mergers in the first quarter of 2022, subject to the satisfaction or waiver of the conditions to completion of the Integrated Mergers. Because many of the conditions to completion of the Integrated Mergers are beyond the control of Select and Nuverra, the exact timing for completion of the Integrated Mergers cannot be predicted with any degree of certainty.
No Select Stockholder Approval
Holders of Select Common Stock are not required to approve the adoption of the Merger Agreement or the issuance of Select Class A Common Stock in connection with the Integrated Mergers.
Accounting Treatment of the Integrated Mergers
In accordance with accounting principles generally accepted in the United States and in accordance with Financial Accounting Standards Board’s Accounting Standards Codification Topic 805-Business Combinations, Select will account for the Integrated Mergers as an acquisition of a business.
Regulatory Approvals
Both Select and Nuverra have agreed to use reasonable best efforts to take or cause to be taken, all actions necessary, proper or advisable to (i) consummate the Integrated Mergers and make effective the other transactions contemplated thereby; (ii) cooperate fully with the other parties in promptly seeking and obtain all authorizations consents, orders and approvals to consummate the Integrated Mergers; and (iii) provide such other information to any governmental authority as such authority may reasonably request in connection with the transactions contemplated by the Merger Agreement, including, without limitation, to:
•
make all filings (if any) and give all notices (if any) required to be made and given by such Party in connection with the Integrated Mergers and the transactions contemplated thereby, and submit promptly any additional information or documentary material requested in connection with such filings and notices;

•
obtain each consent (if any) required to be obtained (pursuant to any applicable legal requirement or contract, or otherwise) by such party in connection with the Integrated Mergers or any of the other transactions contemplated thereby;

•
use reasonable best efforts to oppose or to lift, as the case may be, any restraint, injunction, or other legal bar to the Integrated Mergers; and.

•
furnish to the other parties such information as such other parties may reasonably request in connection with the foregoing.

Select and Nuverra have also agreed to give the other party prompt notice of the commencement or threat of commencement of any legal proceeding by or before any governmental body with respect to the Integrated Mergers or any of the other transactions contemplated by the Merger Agreement, keep the other party informed as to the status of any such legal proceeding or threat, and promptly inform the other party of any communication concerning antitrust laws to or from any governmental body regarding the Integrated Mergers.
Nuverra has agreed to divest, sell, dispose of, hold separate, or otherwise take or commit to take any action that limits its freedom of action with respect to its or its subsidiaries’ ability to retain any of the businesses, product lines, or assets of Nuverra or any of its subsidiaries to ensure that no governmental body enters any order, decision, judgment, decree, ruling, injunction (preliminary or permanent), or establishes any legal requirements or other action preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Integrated Mergers, or to ensure that no governmental body with the authority to clear, authorize or otherwise approve the consummation of the Integrated Mergers fails to do so by the End Date; provided, that, any such action is only binding on Nuverra in the event the closing of the Integrated Mergers occurs.
Exchange of Securities
Prior to the Effective Time, Select will choose a nationally-recognized commercial bank or trust company to serve as the exchange agent for purposes of issuing the Merger Consideration.
As soon as reasonably practicable after the Effective Time (and not later than the third business day following the Effective Time), the exchange agent will mail to each record holder of Nuverra Common Stock, which at the Effective Time were converted into the right to receive shares of Select Class A Common Stock and cash share proceeds issuable pursuant to the Merger Agreement, (i) a letter of transmittal and (ii) instructions for use in effecting the surrender of the shares of Nuverra Common Stock in exchange for shares of Select Class A Common Stock (and cash in lieu of any fractional share of Select Class A Common Stock) issuable pursuant to the Merger Agreement and any dividends payable pursuant to Section 2.4(c) of the Merger Agreement. No interest will be paid or will accrue on any dividends payable pursuant to Section 2.4(c) of the Merger Agreement.
No dividends with respect to shares of Select Class A Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered shares of Nuverra Common Stock with respect to the shares of Select Class A Common Stock represented by such shares of Nuverra Common Stock until such shares of Nuverra Common Stock have been surrendered in accordance with the terms of the Merger Agreement.
All shares of Select Class A Common Stock and cash share proceeds issued upon the surrender for exchange of shares of Nuverra Common Stock in accordance with the terms of the Merger Agreement and any cash paid as dividends pursuant to the Section 2.4(c) of the Merger Agreement will be deemed to have been issued (or paid) in full satisfaction of all rights pertaining to such shares of Nuverra Common Stock. At the Effective Time, the transfer books of Nuverra will be closed, and there will be no further registration of transfers on the transfer books of shares of Nuverra Common Stock. If, after the Effective Time, Nuverra Common Stock is presented to Nuverra or the exchange agent for any reason, it will be cancelled and exchanged as provided in the Merger Agreement. If any certificates pertaining to shares of Nuverra Common Stock have been lost, stolen or destroyed, the exchange agent will issue the shares of Select Class A Common Stock and cash share proceeds and any distributions payable pursuant to Section 2.4(c) of the Merger Agreement to be paid with respect to such shares of Nuverra Common Stock, upon the making of an affidavit of the fact by the person claiming their certificate pertaining to shares of Nuverra Common Stock to be lost, stolen or destroyed and the posting by such person of a bond, in such reasonable amount as Select or the exchange agent may direct, as indemnity against any claim that many be made against Select, the exchange agent, the Surviving Corporation or the Surviving Company with respect to such claimed lost stolen or destroyed certificates pertaining to shares of Nuverra Common Stock.
Each of Select, Holdco, Merger Sub and the exchange agent will be entitled to deduct and withhold, or cause to be deducted and withheld, from any consideration payable or otherwise deliverable pursuant to the Merger Agreement to any holder of shares of Nuverra Common Stock, such amounts as Select, Holdco, Merger Sub and the exchange agent are required to deduct and withhold under the Internal Revenue Code of 1986, as amended (the “Code”), or any other law, with respect to the making of such payment. To the extent that amounts are withheld and paid over to the applicable governmental entity, such withheld or deducted amounts will be treated as having been paid to the person whom such amounts would otherwise have been paid or delivered.
180 days after the Effective Time, any portion of the exchange fund that remains undistributed to former holders of Nuverra Common Stock will be delivered to Select upon demand and any holders of shares of Nuverra Common Stock who have not surrendered such units to the exchange agent in compliance with the Merger Agreement may thereafter look only to Select for payment of their claim for the shares of Select Class A Common Stock and cash share proceeds and any dividends payable pursuant to the Merger Agreement.
Listing of Select Class A Common Stock Issued in the Transactions
It is a condition to the completion of the Transactions that the Select Class A Common Stock deliverable to the stockholders of Nuverra as contemplated by the Merger Agreement will have been approved for listing (subject, if applicable, to official notice of issuance) for trading on the NYSE.
Delisting and Deregistration of Nuverra Common Stock After the Transactions
Upon completion of the Integrated Mergers, the Nuverra Common Stock will cease to be listed on the NYSE and will subsequently be deregistered under the Exchange Act.

TRANSACTION-RELATED COMPENSATION
As required by Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, Nuverra is required to submit a proposal to the Nuverra Common Stockholders for a non-binding, advisory vote to approve the payment of certain compensation to Nuverra’s named executive officers that is based on or otherwise relates to the transaction. This proposal gives the Nuverra Common Stockholders the opportunity to consent, on a non-binding, advisory basis, to the compensation that the named executive officers will or may be entitled to receive from Nuverra that is based on or otherwise relates to the transaction. This compensation is summarized in the table (including the footnotes to the table) under “The Integrated Mergers — Change of Control Compensation” above.
The Nuverra Board encourages you to review carefully the named executive officer transaction-related compensation information disclosed in this consent statement/prospectus.
Nuverra Common Stockholders are being asked to approve the following resolution:
“RESOLVED, that the stockholders of Nuverra hereby approve, on a non-binding, advisory basis, the compensation that will or may become payable to Nuverra’s named executive officers that is based on or otherwise relates to the transaction, as disclosed pursuant to Item 402(t) of Regulation S-K in the Change of Control Compensation table and the related footnotes and narrative disclosures.”
The written consent for the approval of the Transaction-Related Compensation Proposal is a consent separate and apart from the consent on the approval of the Merger Agreement. Accordingly, you may consent to the approval of the Merger Agreement but not consent to the approval of the Transaction-Related Compensation Proposal and vice versa. Because the consent for the Transaction-Related Compensation Proposal is advisory only, it will not be binding on Nuverra. Therefore, if the Merger Agreement is approved and the transactions contemplated thereby are completed, the compensation will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the non-binding, advisory consent of the Nuverra Common Stockholders.
The consent of a majority of the outstanding Nuverra Common Stocks will be required to approve, on a non-binding, advisory basis the Transaction-Related Compensation Proposal. The Nuverra Designated Stockholders, who collectively own approximately 84% of the outstanding Nuverra Common Stock, have each entered into Support Agreements pursuant to which such Nuverra Designated Stockholders have agreed, subject to the terms and conditions of such Support Agreements, to execute and return written consents approving each of the matters for which Nuverra is soliciting consents of the holders of Nuverra Common Stock in accordance with the Merger Agreement within 24 hours after the registration statement, of which this consent statement/prospectus forms a part, becomes effective under the Securities Act. The delivery of the written consents by the Nuverra Designated Stockholders will be sufficient to approve the Transaction-Related Compensation Proposal.

THE MERGER AGREEMENT
The following section summarizes material provisions of the Merger Agreement. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. This summary is subject to, and qualified in its entirety by reference to, the Merger Agreement, which is attached as Annex A to this consent statement/prospectus. The rights and obligations of the parties are governed by the express terms and conditions of the Merger Agreement and not by this summary or any other information contained in this consent statement/prospectus. You are urged to read the Merger Agreement carefully and in its entirety before making any decisions regarding the Integrated Mergers.
The Merger Agreement summary is included in this consent statement/prospectus only to provide you with information regarding the terms and conditions of the Merger Agreement, and not to provide any other factual information about Select or Nuverra or their respective subsidiaries, affiliates or businesses. Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this consent statement/prospectus and in the documents included herein. See “Where You Can Find More Information.”
The representations, warranties and covenants contained in the Merger Agreement and described in this document were made only for purposes of the Merger Agreement and as of specific dates and may be subject to more recent developments, were made solely for the benefit of the other parties to the Merger Agreement and may be subject to limitations agreed upon by the contracting parties, including being qualified by reference to confidential disclosures which may modify, qualify or create exceptions to the representations and warranties, for the purposes of allocating risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may apply standards of materiality in a way that is different from what may be viewed as material by you or other investors. The representations and warranties contained in the Merger Agreement do not survive the Effective Time. Moreover, information concerning the subject matter of the representations, warranties, covenants and agreements may change after the date of the Merger Agreement.
Select and Nuverra will provide additional disclosure in their filings with the SEC, to the extent that they are aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the Merger Agreement and will update such disclosure as required by federal securities laws.
The Integrated Mergers
The Merger Agreement by and among Select, Holdco, Merger Sub and Nuverra provides for the merger of Merger Sub with and into Nuverra, with Nuverra continuing as the Surviving Corporation as a direct wholly owned subsidiary of Select, and the Surviving Corporation merging with and into Holdco, an indirect wholly owned subsidiary of Select formed for the purpose of effecting the Subsequent Merger, with Holdco continuing as the Surviving Company in the Subsequent Merger as an indirect wholly owned subsidiary of Select. The Merger Sub organizational documents immediately prior to the Effective Time of the Initial Merger will be the governing documents of the Surviving Corporation after the Initial Merger, and the Holdco organizational documents immediately prior to the Effective Time of the Subsequent Merger will be the governing documents of the Surviving Company after the Subsequent Merger unless and until such are amended following the Integrated Mergers.
Promptly following the effective time of the Subsequent Merger, Select will cause all of the limited liability company interests in Holdco to be contributed to SES Holdings, a Delaware limited liability company of which Select is the majority owner and managing member, in exchange for the issuance of common units in SES Holdings to a direct wholly owned subsidiary of Select in accordance with the SES Holdings limited liability company agreement.
Merger Closing and Effective Time
The closing of the Integrated Mergers will be on or before the third business day after the satisfaction or waiver of the conditions to closing (other than conditions that by their nature are to be satisfied at closing), which are described in the section titled “— Conditions to Completion of the Integrated Mergers” unless Select and Nuverra agree in writing to a different date. The Integrated Mergers will be effective at the time the certificates of merger are filed with the Secretary of State of the State of Delaware by each of the Surviving Corporation and the Surviving Company, or at such later time as the parties agree upon and is specified in the certificates of merger.
Directors and Executive Officers
The current directors and officers of Select will remain the directors and executive officers of Select following the Effective Time and will hold their respective positions until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.
Merger Consideration
At the Effective Time, (i) each share of Nuverra Common Stock issued and outstanding as of immediately prior to the Effective Time will be converted into the right to receive 0.2551 shares of Select Class A Common Stock and (ii) the holders of the Nuverra Warrants shall, upon the exercise of such Nuverra Warrants and payment of the exercise price therefor, have the right to acquire and receive the number of shares of Select Class A Common Stock that would have been issued by means of a cash exercise immediately prior to the Effective Time, and receive a number of shares of Select Class A Common Stock equal to the Exchange Ratio.
Treatment of Nuverra Equity Awards and Nuverra Warrants
Treatment of Nuverra Warrants.   From and after the Effective Time, all holders of Nuverra warrants to purchase Nuverra Common Stock shall have the right to acquire and receive, upon the exercise of such Nuverra warrants and payment of the applicable exercise price, the number of shares of Select Class A Common Stock that would have been issued or paid to such holders if they had exercised the Nuverra warrants by means of a Cash Exercise (as defined in the Warrant Agreement between the Nuverra and American Stock Transfer & Trust Company, LLC, dated August 7, 2017) immediately prior to the Effective Time.
Treatment of Nuverra RSU Awards.   Each Nuverra RSU Award granted pursuant to the 2017 Plan, that does not vest by its terms at the Effective Time and is outstanding as of immediately prior to the Effective Time shall automatically be cancelled and converted into a restricted stock unit award covering shares of Select Class A Common Stock (“Converted Select RSU Award”), with respect to that number of shares of Select Class A Common Stock that is equal to the product of (i) the number of shares of Nuverra Common Stock subject to such Nuverra RSU Award as of immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, rounded down to the nearest whole share. Following the Effective Time, the Converted Select RSU Award shall be subject to such other terms and conditions (including with respect to vesting) as applied to the corresponding Nuverra RSU Award immediately prior to the Effective Time. At the Effective Time, each Nuverra RSU Award that does vest by its terms at the Effective Time and is outstanding as of immediately prior to the Effective Time shall automatically vest in full and be cancelled and converted into the right to receive a number of shares of Select Class A Common Stock equal to the product of (i) the number of shares of Nuverra Common Stock subject to such Nuverra RSU Award as of immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, rounded down to the nearest whole share.
Treatment of Nuverra PSU Awards.   At the Effective Time, each Nuverra PSU Award that is outstanding as of immediately prior to the Effective Time shall automatically be cancelled and converted into a performance-based restricted stock unit award covering shares of Select Class A Common Stock (“Converted Select PSU Award”), with respect to that number of shares of Select Class A Common Stock that is equal to the product of (i) the number of shares of Nuverra Common Stock that would have been earned pursuant to such Nuverra PSU Award based on actual achievement of any performance-based vesting conditions as of immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, rounded down to the nearest whole share. Following the Effective Time, the Converted Select PSU Award shall be subject to such other terms and conditions (other than any performance-based vesting conditions) as applied to the corresponding Nuverra PSU Award immediately prior to the Effective Time. There are no Nuverra PSU Awards currently outstanding.
Treatment of Nuverra Restricted Stock Awards for Directors.   At the Effective Time, each award of outstanding but unvested shares of restricted Nuverra Common Stock granted pursuant to Nuverra’s 2018

Restricted Stock Plan for Directors that is outstanding as of immediately prior to the Effective Time shall automatically vest in full and be cancelled and converted into the right to receive a number of shares of Select Class A Common Stock equal to the product of (i) the number of shares of Nuverra Common Stock subject to such Nuverra Restricted Stock Award as of immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, rounded down to the nearest whole share.
Termination of Nuverra Stock Plans.   If requested by Select, Nuverra shall cause any or all of the Nuverra stock plans to terminate at the Effective Time.
Conditions to Completion of the Integrated Mergers
Conditions to Each Party’s Obligations
Each party’s obligation to complete the Integrated Mergers are subject to the fulfillment or waiver of the following conditions at or prior to the Effective Time:
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the Merger Agreement must have been approved by the holders of a majority of the outstanding Nuverra Common Stock;

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the absence of any, injunction, law, order or decree by any court or other governmental entity of competent jurisdiction which prohibits or prevents the consummation of the Integrated Mergers;

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the registration statement on Form S-4 (of which this consent statement/prospectus forms a part) must be effective and no stop order suspending the effectiveness of the registration statement shall have been issued and no proceeding for such purpose shall have been initiated or threatened by the SEC; and

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the shares of Select Class A Common Stock to be issued pursuant to the Merger Agreement must have been approved for listing on the NYSE, subject to official notice of issuance.

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no temporary restraining order, preliminary or permanent injunction, or other order of a governmental body prohibiting the consummation of the Integrated Mergers shall be in effect, and no legal requirement shall be in effect that makes consummation of the Integrated Mergers illegal or otherwise prohibits the consummation of the Integrated Mergers;

Conditions to Nuverra’s Obligations
The obligations of Nuverra to effect the Integrated Mergers are further subject to the fulfillment, or waiver by Nuverra, at or prior to the Effective Time of the following conditions:
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the representations and warranties of Select, Holdco and Merger Sub in the Merger Agreement must be true and correct as of the date of the Merger Agreement and as of the closing date as though made at the closing date (without giving effect to any materiality, material adverse effect and similar qualifiers) except where the failure to be true and correct would not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Select, Holdco or Merger Sub, provided that the representations and warranties that speak only as of a particular date or period need only be true and correct as of such date or period, except:

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the representations and warranties of Select, Holdco and Merger Sub regarding the capitalization of Select and its subsidiaries must be true and correct both as of the date of the Merger Agreement and as of the closing date as though made at the closing date, except for de minimis inaccuracies; the representations and warranties of Select, Holdco and Merger Sub (i) regarding the authority of, and absence of conflicts preventing, Select to enter into and consummate the transactions contemplated by the Merger Agreement, (ii) that the shares of Select Class A Common Stock to be issued pursuant to the Merger Agreement are validly issued, fully paid, non-assessable, not subject to any preemptive rights and have been issued in compliance with applicable law, and that there are no stockholder agreements, voting trusts or other agreement to which Select is a party or by which it is bound related to the voting of any shares of Select Common Stock, (iii) that no material adverse effect on Select, Holdco or Merger Sub shall have occurred between December 31, 2020 and the date of the Merger Agreement, and (iv) that no person is entitled to a brokerage or similar fee in connection with the transactions contemplated by the Merger Agreement, must be true and correct both as of the date of the Merger Agreement and as of the closing date as though made at the closing date, in all material respects; and
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Select, Holdco and Merger Sub must have performed, in all material respects, all of their respective covenants and obligations that are required by the Merger Agreement to be performed or complied with prior to the Effective Time;

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Select must have delivered to Nuverra a certificate, certifying to the effect that the two foregoing conditions to closing have been satisfied; and

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no material adverse effect with respect to Select shall have occurred since the execution of the Merger Agreement.

Conditions to Select’s Obligations
The obligation of Select, Holdco and Merger Sub to effect the Integrated Mergers are further subject to the fulfillment, or waiver by Select, at or prior to the Effective Time, of the following conditions:
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the representations and warranties of Nuverra in the Merger Agreement must be true and correct as of the date of the Merger Agreement and as of the closing date as though made at the closing date (without giving effect to any materiality, material adverse effect and similar qualifiers) except where the failure to be true and correct would not, in the aggregate, have a material adverse effect on Nuverra, provided that the representations and warranties that speak only as of a particular date or period need only be true and correct as of such date or period, except:

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the representations and warranties of Nuverra regarding the capitalization of Nuverra must be true and correct except for de minimis inaccuracies both as of the date of the Merger Agreement and as of the closing date as though made at the closing date;

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the representations and warranties of Nuverra regarding the absence of a material adverse effect at Nuverra since December 31, 2020 must be true and correct as of the date of the Merger Agreement and as of the closing date; and

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the representations and warranties of Nuverra (i) regarding the authority of, and absence of conflicts preventing, Nuverra to enter into and consummate the transactions contemplated by the Merger Agreement, (ii) that the shares of Nuverra Common Stock is validly issued, fully paid, non-assessable, not subject to any preemptive rights and have been issued in compliance with applicable law, and that there are no stockholder agreements, voting trusts or other agreement to which Nuverra is a party or by which it is bound related to the voting of any shares of Nuverra Common Stock, (iii) that Nuverra has conducted its business only in the ordinary course of business consistent with past practice, (iv) that no person is entitled to a brokerage or similar fee in connection with the transactions contemplated by the Merger Agreement, and (v) that the rights plan concerning the shares of Nuverra Common Stock has either expired by its terms or Nuverra has amended it to permit the transactions contemplated by the Merger Agreement, must be true and correct both as of the date of the Merger Agreement and as of the closing date as though made at the closing date, in all material respects.

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Nuverra must have performed, in all material respects, all of its obligations and complied with all covenants required by the Merger Agreement to be performed or complied with prior to the Effective Time;

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Nuverra must have delivered to Select a certificate, certifying to the effect that the two foregoing conditions to closing have been satisfied;

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No material adverse effect with respect to Nuverra shall have occurred.

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Nuverra must have delivered payoff documentation and consents to assignments of the Nuverra equipment finance leases;

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Nuverra must have delivered a “FIRPTA” certificate certifying that as of the closing date an interest in Nuverra is not a U.S. real property interest within the meaning of Section 897 of the Code; and

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Select must have obtained from the requisite lenders under Select’s Credit Agreement an amendment or other written consent to permit the consummation of the transactions contemplated by the Merger Agreement. Select must use its commercially reasonable efforts in obtaining such amendment or other written consent.

Representations and Warranties
The Merger Agreement contains general representations and warranties made by each of Select, Holdco and Merger Sub, on the one hand, and Nuverra on the other, to the other parties, regarding aspects of their respective businesses, financial condition and structure, as well as other facts pertinent to the Integrated Mergers. These representations and warranties are in many respects subject to materiality, knowledge and other similar qualifications contained in the Merger Agreement and expire at the Effective Time. The representations and warranties of each of Select, Holdco and Merger Sub, on the one hand, and Nuverra on the other, were made solely for the benefit of the other parties. In addition, those representations and warranties were intended not as statements of actual fact, but rather as a way of allocating risk between the parties, were modified by the disclosure schedules attached to the Merger Agreement, were subject to the materiality standard described in the Merger Agreement (which may differ from what may be viewed as material by you) and were made only as of the date of the Merger Agreement and the closing date or another date as is specified in the Merger Agreement. Information concerning the subject matter of these representations or warranties may have changed since the date of the Merger Agreement. Select and Nuverra will provide additional disclosure in their SEC reports to the extent that they are aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the Merger Agreement and will update such disclosure as required by federal securities laws.
Nuverra’s Representations and Warranties
Nuverra made a number of representations and warranties to Select, Holdco and Merger Sub, including representations and warranties related to the following matters:
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the organization, qualification to do business and good standing of Nuverra and its subsidiaries;

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the capital structure of Nuverra and its subsidiaries;

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the authority of Nuverra to enter into the Merger Agreement and to consummate the transactions contemplated thereby, and the governmental and regulatory approvals necessary, to enter into the Merger Agreement and consummate the transactions contemplated thereby, and the absence of any loss, or creation of any lien, or violation of the organizational documents of Nuverra or its subsidiaries or any applicable laws resulting from the consummation of the transactions contemplated by the Merger Agreement;

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Nuverra’s SEC filings and the financial statements contained therein;

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Nuverra’s internal controls over financial reporting and disclosure controls and procedures;

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the absence of undisclosed liabilities for Nuverra and its subsidiaries;

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compliance with laws and permits;

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environmental laws and regulations;

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employee benefit plans and other employee benefits matters;

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the conduct of Nuverra and its subsidiaries’ business and the absence of certain adverse changes or events since December 31, 2020;

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litigation, investigations, claims or judgments against Nuverra or its subsidiaries;

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the accuracy of the information supplied by Nuverra and its subsidiaries for this consent statement/prospectus and the registration statement of which it is a part;

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certain regulatory matters related to Nuverra and its subsidiaries;

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Nuverra’s and its subsidiaries’ taxes and tax returns and other tax matters;

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certain employment and labor matters related to Nuverra and its subsidiaries;

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intellectual property matters;

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owned and leased real property and rights-of-way;

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insurance policies;

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Nuverra’s material contracts, as well as Nuverra’s 20 largest customers and suppliers;

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Nuverra’s stockholder rights plan;

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investment bankers, brokers or finder fees in connection with the consummation of the Integrated Mergers;

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the inapplicability of any state takeover laws to the Integrated Mergers or other transactions contemplated by the Merger Agreement;

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the absence of certain related party transaction;

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the absence of any violations of anticorruption laws by Nuverra or any of its subsidiaries; and

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the absence of any additional Select representations or warranties beyond those in the Merger Agreement.

Select, Holdco and Merger Sub
Select, Holdco and Merger Sub each also made a number of representations and warranties to Nuverra, including representations and warranties related to the following matters:
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organization, qualification to do business and good standing of Select, Holdco and Merger Sub;

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the equity interests and capital structure of Select and Holdco;

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the authority of Select, Holdco and Merger Sub, and governmental and regulatory approvals necessary, to enter into the Merger Agreement and consummate the transactions contemplated thereby, and the absence of any loss, or creation of any lien, or violation of the organizational documents of Select and its subsidiaries, or any applicable laws resulting from the consummation of the transactions contemplated by the Merger Agreement;

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Select’s SEC filings and the financial statements contained therein;

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Select’s internal controls over financial reporting and disclosure controls and procedures;

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the absence of undisclosed liabilities for Select and its subsidiaries;

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compliance with laws and permits;

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the conduct of Select and its subsidiaries’ business and the absence of certain adverse changes or events since December 31, 2020;

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litigation, investigations, claims or judgments against Select or its subsidiaries;

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the accuracy of the information supplied by Select or its subsidiaries for this consent statement/prospectus and the registration statement of which it is a part;

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certain tax matters;

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investment bankers, brokers or finder fees in connection with the consummation of the Integrated Mergers;

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the lack of beneficial ownership of Nuverra Common Stock by Select or any affiliate; and

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the absence of any additional representations or warranties by Nuverra and Select beyond those in the Merger Agreement.

Definition of Material Adverse Effect
Many of the representations and warranties of the parties are qualified by a material adverse effect standard. For purposes of the Merger Agreement, “material adverse effect,” with respect to either Select or

Nuverra, is defined to mean any fact, circumstance, effect, change, event or development that (a) would prevent, materially delay or materially impair the ability of such person or its subsidiaries to consummate the transactions contemplated by the Merger Agreement or (b) has, or would have, a material adverse effect on the business, results of operations, condition (financial or otherwise), assets or prospects of such person and its subsidiaries taken as a whole; provided, that the following are not taken into account in determining whether a material adverse effect has occurred:
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changes in the economy or financial, debt, credit or securities markets generally in the United States or elsewhere, including changes in interest or exchange rates;

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changes in the economy or financial, debt, credit or securities markets generally in the United States or elsewhere, including changes in interest or exchange rates;

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changes generally affecting the industries (or segments thereof) in which such person or any of its subsidiaries operate or industry margins;

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changes or proposed changes in GAAP or other accounting standards or interpretations thereof or in any legal requirements, interpretations thereof or regulatory conditions or any changes in the enforcement of any of the foregoing or in general legal or regulatory conditions;

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changes in any political conditions, acts of war (whether or not declared), hostilities, military actions or acts of terrorism, or any escalation or worsening of the foregoing;

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weather conditions or acts of God (including storms, earthquakes, tsunamis, tornados, hurricanes, pandemics (including COVID-19), floods or other natural disasters or other comparable events); or

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any change, in and of itself, in the market price or trading volume of such person’s securities; provided that the exception in this clause shall not prevent or otherwise affect a determination that any underlying change, effect, occurrence or development that is the cause of such change has resulted in a Material Adverse Effect to the extent not otherwise falling within any of the other exceptions described above;

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the announcement or pendency of the Merger Agreement or the other transactions contemplated thereby;

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any action taken by such person or any of its subsidiaries that is required by the Merger Agreement or with another party’s written consent or at the request of another party;

except, in each case with respect to each exception described above, to the extent disproportionately affecting Select and its subsidiaries or Nuverra and its subsidiaries, as the case may be, taken as a whole, relative to other similarly situated companies in the industries in which such party and its subsidiaries operate.
Conduct of Business Pending the Integrated Mergers
Nuverra
Nuverra has agreed that, until the earlier of the termination of the Merger Agreement in accordance with its terms or the Effective Time, except (i) as required by law or any applicable stock exchange or regulatory authority (ii) as may be consented to in writing by Select, or (iii) as set forth on Nuverra’s disclosure schedule to the Merger Agreement, Nuverra will and will cause its subsidiaries to use reasonable best efforts to:
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conduct their businesses in the ordinary course by using reasonable best efforts to:

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preserve substantially intact their current business organizations;

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maintain their existing relations with key suppliers, customers, employees and other Persons having business relationships with Nuverra or any of its subsidiaries;

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maintain their insurance policies or reasonable substitutes thereof; and

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properly maintain all material personal properties and assets, tangible and intangible, owned by or leased to or by Nuverra and its subsidiaries, substantially in accordance with past practice.

Nuverra has further agreed that, on behalf of itself and its subsidiaries, until the earlier of the termination of the Merger Agreement or the Effective Time, except (i) as required by law or any applicable stock exchange or regulatory authority, (ii) as may be consented to by Select, or (iii) as set forth on Nuverra’s disclosure schedule, Nuverra will not, and will cause its subsidiaries not to:
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(A) declare, set aside, or pay any dividends on, or make any other distributions (whether in cash, stock, or property) in respect of, any of its capital stock or other equity or voting interests, except for dividends paid by any Nuverra subsidiary to Nuverra or any wholly owned Nuverra subsidiary; (B) split, combine or reclassify any of its capital stock or other equity or voting interests or (C) purchase, redeem, or otherwise acquire directly or indirectly any of its capital stock or any other securities of Nuverra or any of its subsidiaries or any securities convertible into or exchangeable for such shares of capital stock or other securities of Nuverra or any of its subsidiaries, or any options, warrants, calls, or rights to acquire any such shares or other securities, except for any acquisition of shares of Nuverra Common Stock upon the vesting or settlement of Nuverra RSU Awards, Nuverra PSU Awards or Nuverra Restricted Stock Awards to satisfy any tax withholding obligations and except for any acquisition of Nuverra Warrants upon the exercise of Nuverra Warrants, in each case, in accordance with their present terms;

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offer, issue, deliver, grant, sell, transfer, dispose of, pledge or otherwise encumber any shares of its capital stock, any other equity or voting interests or any securities convertible into, or exchangeable for, or any options, warrants, calls, or rights to acquire or receive, any such shares, interests, or securities, or any stock appreciation rights, phantom stock awards, or other rights that are linked in any way to the price of the Nuverra Common Stock, Nuverra Restricted Stock Awards or the capital stock of any Nuverra subsidiary or the value Nuverra or any part thereof (including any Nuverra subsidiary or any part thereof), other than the issuance of shares of Nuverra Common Stock upon the vesting or settlement of any Nuverra RSU Awards, Nuverra PSU Awards or Nuverra Restricted Stock Awards or the exercise of Nuverra Warrants, in each case that were outstanding as of the date of the Merger Agreement and in accordance with their present terms;

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amend or otherwise change, or cause, authorize or propose to amend or otherwise change, any of its organizational documents (including by merger, consolidation or otherwise);

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consummate or adopt a plan of complete or partial liquidation, dissolution, recapitalization or other reorganization, or merge, consolidate, combine or amalgamate with any other person (subject to certain value thresholds);

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acquire by merger or otherwise, or lease any assets or securities or all or any portion of the business or property of any entity or merge, consolidate or enter into any other business combination transaction with any person (subject to certain value thresholds);

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make capital expenditures that are, with respect to any fiscal quarter, in the aggregate greater than the aggregate amount of capital expenditures scheduled to be made in Nuverra’s capital expenditure budget for such fiscal quarter;

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sell, lease, permit to lapse, abandon, exchange or otherwise dispose of any portion of its assets or properties (which shall include any sale of any capital stock of any Nuverra subsidiary) (with certain exceptions);

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incur, create or assume any indebtedness or guarantee any such indebtedness of another person (other than indebtedness among Nuverra and its subsidiaries) or create any material encumbrances on any property or assets of Nuverra or any of its subsidiaries in connection with any indebtedness thereof, other than permitted liens; provided, however, that the foregoing does not restrict the incurrence of indebtedness incurred under the Nuverra Credit Agreement in the ordinary course of business in an amount less than or equal to $1,000,000;

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make any (i) loans, advances, extension of credit other than trade credit to customers in the ordinary course of business consistent with past practice or (ii) capital contributions to, or investments in, any other person, other than any direct or indirect wholly owned subsidiary of Nuverra;

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(i) settle or compromise any legal proceeding against Nuverra or any of its subsidiaries (including claims of stockholders and any stockholder litigation relating to the Merger Agreement or the transactions contemplated thereby or otherwise) in excess of $100,000 individually and $250,000 in the aggregate, in each case net of insurance proceeds or that satisfy certain other criteria, or (ii) waive or release any material claim or legal proceeding brought by Nuverra or any of its subsidiaries against another person;
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except in the ordinary course of business consistent with past practice, (i) enter into any material contract or (ii) modify, amend, terminate or assign, or waive or assign any material rights under, any material contract; provided, however, that any contract entered into in compliance with the foregoing shall not (x) as a result of the consummation of the transactions contemplated by the Merger Agreement, give rise to a right of, or result in, termination, cancellation, or acceleration of any obligation or to a loss of a material benefit under, or result in the creation of any encumbrance in or upon any of the properties or assets of Nuverra or any of its subsidiaries or Select or any of its subsidiaries under, or give rise to any increased, additional, accelerated, or guaranteed rights or entitlements under, any provision of such contract; or (y) in any way purport to materially restrict the business activity of Nuverra or any of its subsidiaries or to materially limit the freedom of Nuverra or any of its subsidiaries to engage in any line of business or to compete with any person or in any geographic area;

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adopt, enter into or amend any collective bargaining agreement or other contract with a labor union or representative of employees that is applicable to the employees of Nuverra or any of its subsidiaries;

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(i) grant any increases in the compensation (including incentive, severance, change-in-control or retention compensation) or benefits paid, payable, provided or to become payable or provided to, or grant any cash- or equity-based awards to, any current or former directors, officers, employees or independent contractors of Nuverra or its subsidiaries, except as required by a written company benefit plan in accordance with its terms as in effect, and as provided to Select or its representatives, as of the date of the Merger Agreement; (ii) grant or provide any change-in-control, severance or retention payments or similar payments or benefits to any current or former directors, officers, employees or independent contractors of Nuverra or any of its subsidiaries; (iii) establish, adopt, enter into, amend or terminate any company benefit plan or any other plan, policy, program, agreement or arrangement that would be a company benefit plan if in effect on the date hereof; (iv) enter into, amend or terminate any collective bargaining agreement or similar agreement; (v) hire, promote or terminate the employment or service (other than for cause) of any employee or independent contractor of Nuverra or any of its subsidiaries with a total annual compensation opportunity in excess of $62,500; or (vi) take any action to accelerate the vesting or payment, or fund or in any way secure the payment, of compensation or benefits under any company benefit plan;

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(i) settle or compromise any tax proceeding or surrender any right to claim a tax refund; (ii) file any amended tax return or claim for a tax refund; (iii) make (inconsistent with past practice), revoke or modify any tax election; (iv) file any material tax return other than on a basis consistent with past practice; (v) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of taxes (other than extensions of time to file tax returns); (vi) grant any power of attorney with respect to taxes; (vii) enter into any tax allocation, sharing or indemnity agreement or similar arrangement, any tax holiday agreement, or any closing or other similar agreement with respect to taxes; or (viii) change any annual tax accounting period or adopt (inconsistent with past practice) or change any method of tax accounting;

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except as required by GAAP or applicable legal requirements, change its fiscal year or make any material changes in financial accounting methods, principles, or practices;

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fail to keep in full force, or find a substantially comparable replacement for, any company insurance policy;

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enter into any joint venture, partnership, participation or other similar arrangement or (ii) make any loan, capital contribution or advance to or investment in any other person (other than Nuverra or any wholly owned subsidiary in the ordinary course of business consistent with past practice and other than pursuant to capital calls required pursuant to the terms of existing equity investments) except for advances for reimbursable employee expenses in the ordinary course of business consistent with past practice;

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take any action that would limit Select’s or Nuverra’s freedom to license, cross-license or otherwise dispose of any Nuverra intellectual property;

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enter into any new line of business outside of its existing business;

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take any action that would reasonably be expected to prevent, materially impede, materially interfere with or materially delay the consummation of the Integrated Mergers and the transactions contemplated thereby (including any debt financing); or

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authorize any of, or commit, resolve, or agree to take any of, the foregoing actions.

Access
Until the Effective Time or the earlier termination of the Merger Agreement, and subject to certain limitations, (A) Nuverra shall, and shall cause its subsidiaries to, upon reasonable request by Select, provide Select and its representatives with reasonable access during normal business hours, to officers, key employees, agents, properties, officers and facilities of Nuverra and its subsidiaries and to their assets, books, records, tax returns and other documents, and additional financial, operating, and other data and information regarding Nuverra and its subsidiaries in Nuverra’s possession and (B) Nuverra shall cause its officers to confer regularly with Select and its representatives concerning the status of its business as Select may reasonably request. All such information shall be held confidential in accordance with the terms of the applicable confidentiality agreement between Select and Nuverra.
Non-Solicitation
Termination of Discussions
Nuverra has agreed to, and has agreed to cause its subsidiaries and representatives to, cease and terminate any discussions or negotiations with any person conducted heretofore with respect to a company acquisition proposal or any inquiries, proposals or indications of interest that could reasonably be expected to lead to a company acquisition proposal, request the return or destruction of all confidential information previously provided to such parties by or on behalf of Nuverra or its subsidiaries during the six-month period prior to the date of the Merger Agreement, to the extent such return or destruction has not already been requested, and immediately prohibit any access by any person (other than Select and its representatives) to any physical or electronic data room relating to a possible company acquisition proposal.
Non-Solicitation Obligations
From the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement, Nuverra has agreed that it will not, and it will cause its subsidiaries, and their respective representatives not to, directly or indirectly:
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solicit, initiate, facilitate, knowingly encourage (including by way of furnishing confidential information), or induce or take any other action that could reasonably be expected to lead to any inquiries, proposals or indications of interest that constitute the making, submission, or announcement of any company acquisition proposal;

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furnish any nonpublic information regarding Nuverra or any of its subsidiaries to any person in connection with or in response to a company acquisition proposal or an inquiry or indication of interest that could reasonably be expected to lead to a company acquisition proposal;

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engage in discussions or negotiations with any person with respect to any company acquisition proposal;

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approve, endorse, or recommend any company acquisition proposal; or

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enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any company acquisition transaction; or

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submit any company acquisition proposal to the vote of the stockholders of Nuverra.

Further, Nuverra shall promptly (and in no event later than 48 hours after receipt thereof) advise Select orally and in writing of any company acquisition proposal, any inquiry, proposal or indication of interest that could reasonably be expected to lead to a company acquisition proposal, any request for nonpublic information relating to Nuverra or any of its subsidiaries with respect to a company acquisition proposal, or any request for discussions or negotiations are sought to be initiated or continued with, Nuverra in respect of any company acquisition proposal (including the identity of the person making or submitting such company acquisition proposal, inquiry, indication of interest or request and the material terms thereof) that is made or submitted by any person from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement. Nuverra shall promptly (and in no event later than 48 hours after receipt thereof) provide Select with copies of any draft agreements relating to, or written proposals containing any terms of, such company acquisition proposal, inquiry or indication of interest received from or on behalf of such person. Nuverra shall keep Select fully informed with respect to the status and terms of any such company acquisition proposal, inquiry, indication of interest, or request and any modification or proposed modification thereto (and Nuverra shall promptly, and in no event later than 48 hours after receipt thereof, provide Select with copies of any correspondence that Nuverra has delivered to any third person making a company acquisition proposal) and a summary of any discussions with such third person.
Nuverra’s non-solicitation obligations described above do not prohibit Nuverra from informing any person that Nuverra is a party to the Merger Agreement and of the non-solicitation restrictions therein.
Definition of Company Acquisition Proposal and Company Acquisition Transaction
As used above, a “company acquisition proposal” means any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry, or indication of interest by Select, its subsidiaries or its affiliates) relating to any Company Acquisition Transaction.
A “company acquisition transaction” means any transaction or series of related transactions in which a third person (other than Select or its affiliates) directly or indirectly:
•
acquires beneficial or record ownership of securities representing 15% or more of the outstanding capital stock or voting power of Nuverra or of the surviving entity or the resulting direct or indirect parent of Nuverra or such surviving entity in a merger, consolidation, tender offer, share exchange or other business combination involving Nuverra; or

•
any sale (other than sales of inventory in the ordinary course of business consistent with past practice), lease (other than in the ordinary course of business consistent with past practice), exchange, transfer (other than sales of inventory in the ordinary course of business consistent with past practice), license (other than nonexclusive licenses in the ordinary course of business consistent with past practice), acquisition, or disposition of any business or businesses or assets to a person (other than Select, Holdco, Merger Sub or their affiliates) or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons (other than Select, Holdco, Merger Sub or their affiliates) that constitute or account for 15% or more of the consolidated net revenues, net income, EBITDA or assets of Nuverra and its subsidiaries.

No Change of Recommendation
The Merger Agreement provides that neither the Nuverra board nor any committee thereof shall:
•
withdraw or modify the Nuverra board’s recommendation to the holders of Nuverra Common Stock that they consent to the adoption of the Merger Agreement (the “Nuverra Board Recommendation”) in a manner adverse to Select, or adopt or propose a resolution to withdraw or modify the Nuverra Board Recommendation;

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fail to reaffirm, without qualification, the Nuverra Board Recommendation within 10 business days after Select requests in writing that such action be taken;

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fail to announce publicly, within 10 business days after a tender offer or exchange offer relating to securities of Nuverra shall have been commenced, that the Nuverra board recommends rejection of such tender or exchange offer (however, the Nuverra board or any committee thereof may make or cause Nuverra to make a customary “stop, look and listen” communication or may elect to take no position with respect to a company acquisition proposal until the close of business on the tenth business day after the commencement of such company acquisition proposal pursuant to Rule 14e-2 under the Exchange Act);
•
approve, endorse or recommend any company acquisition proposal; or publicly resolve or propose to take any of the foregoing actions

Employee Matters
Select has agreed that it will or will cause its subsidiaries to, for six months after the Effective Time, provide to each individual employed by Nuverra or its subsidiaries immediately after the Effective Time annual base salary or wage level, as applicable, annual cash incentive opportunities, and employee benefits (excluding, for the avoidance of doubt, defined benefit pension, nonqualified deferred compensation, equity-based compensation and post-termination or retiree health and welfare benefits) that, in the aggregate, are substantially comparable to such compensation and employee benefits provided by the Select to similarly situated employees of Select and its affiliates.
For purposes of vesting, eligibility to participate and level of benefits under any Select benefit plan in which a continuing employee participates, each continuing employee shall be credited with his or her years of service with Nuverra and its subsidiaries and their respective predecessors before the Effective Time, to the same extent as such continuing employee was entitled, before the Effective Time, to credit for such service under a corresponding Nuverra benefit plan in which such continuing employee participated immediately prior to the Effective Time, and shall be credited with the continuing employee’s accrued and unused vacation to the extent permitted under the applicable Select benefit plan, if any, to which the continuing employee was entitled before the Effective Time; provided, that, the foregoing shall not apply to the extent (i) that its application would result in a duplication of benefits, (ii) of any benefit accrual under any Select benefit plan that is a defined benefit plan, or (iii) the corresponding Nuverra benefit plan’s method or formula of service crediting is not consistent with the method or formula of service crediting under the Select benefit plan, in which case, such continuing employee shall be credited with his or her years of service with Nuverra and its subsidiaries and their respective predecessors before the Effective Time in accordance with the method or formula of service crediting under the Select benefit plan. In addition to and without limiting the generality of the foregoing, Select shall, or shall cause the Select benefit plans to, use commercially reasonable efforts to cause (A) each continuing employee to be immediately eligible to participate, without any waiting time, in any and all Select benefit plans to the extent that coverage under such Select benefit plan is comparable to a Nuverra benefit plan in which such continuing employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”) and (B) for purposes of each Select benefit plan providing medical, dental, pharmaceutical and/or vision benefits to any continuing employee, all pre-existing condition exclusions and actively-at-work requirements of such Select benefit plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of Nuverra or its subsidiaries in which such employee participated immediately prior to the Effective Time, and any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding Select benefit plan begins to be taken into account under such Select benefit plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Select benefit plan.
Regulatory Approvals and Efforts to Close the Integrated Mergers
Each of the parties has agreed to use reasonable best efforts to take or cause to be taken, all actions necessary, proper or advisable to (i) consummate the Integrated Mergers and make effective the other transactions contemplated thereby; (ii) cooperate fully with the other parties in promptly seeking and obtain all authorizations consents, orders and approvals to consummate the Integrated Mergers; and (iii) provide such other information to any governmental authority as such authority may reasonably request in connection with the transactions contemplated by the Merger Agreement, including, without limitation, to:
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make all filings (if any) and give all notices (if any) required to be made and given by such Party in connection with the Integrated Mergers and the transactions contemplated thereby, and submit promptly any additional information or documentary material requested in connection with such filings and notices;

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obtain each consent (if any) required to be obtained (pursuant to any applicable legal requirement or contract, or otherwise) by such party in connection with the Integrated Mergers or any of the other transactions contemplated thereby;

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use reasonable best efforts to oppose or to lift, as the case may be, any restraint, injunction, or other legal bar to the Integrated Mergers; and.

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furnish to the other parties such information as such other parties may reasonably request in connection with the foregoing.

Select and Nuverra have also agreed to give the other party prompt notice of the commencement or threat of commencement of any legal proceeding by or before any governmental body with respect to the Integrated Mergers or any of the other transactions contemplated by the Merger Agreement, (keep the other party informed as to the status of any such legal proceeding or threat, and promptly inform the other party of any communication concerning antitrust laws to or from any governmental body regarding the Integrated Mergers.
Nuverra has agreed to divest, sell, dispose of, hold separate, or otherwise take or commit to take any action that limits its freedom of action with respect to its or its subsidiaries’ ability to retain any of the businesses, product lines, or assets of Nuverra or any of its subsidiaries to ensure that no governmental body enters any order, decision, judgment, decree, ruling, injunction (preliminary or permanent), or establishes any legal requirements or other action preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Integrated Mergers, or to ensure that no governmental body with the authority to clear, authorize or otherwise approve the consummation of the Integrated Mergers fail to do so by the End Date; provided, that, any such action is only binding on Nuverra in the event the closing of the Integrated Mergers occurs.
Indemnification and Insurance
Select, Holdco and Merger Sub have agreed that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the indemnified parties (as defined below) will survive the Integrated Mergers and continue in full force and effect. For six years following the Effective Time , Select and the surviving entities will, to the fullest extent permitted under applicable law, indemnify and hold harmless each current and former director, officer or employee of Nuverra or any of its subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of Nuverra or any of its subsidiaries (such persons, the “indemnified parties”) against any costs or expenses, judgments, fines, losses, claims, damages, liabilities or settlements in connection with any claim, action, suit, proceeding or investigation whether civil, criminal, administrative or investigative, arising out of or related to such indemnified persons’ service as a director, officer or employee of Nuverra or its subsidiaries at or prior to the Effective Time, whether asserted or claimed before or after the Effective Time, including actions to enforce the indemnification provisions of the Merger Agreement.
Further, the surviving entities will maintain the advancement of expenses provisions of Nuverra’s and any of its subsidiaries’ organizational documents or in any indemnification agreements of Nuverra or its subsidiaries with any of their respective directors, officers or employees; however, any person to whom expenses are advanced must repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification and Select or the surviving entities will purchase six-year tail insurance policies equivalent to the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the Effective Time by Nuverra and its subsidiaries, subject to certain limitations, but Select shall not be required to pay annual premiums in excess of 250% of the aggregate annual amount currently paid by Nuverra prior to the date of the Merger Agreement.
Financing Assistance
Nuverra has agreed it will, and will cause its subsidiaries and their respective representatives to, use reasonable best efforts to provide customary cooperation in connection with any financing by Select or any of its subsidiaries in connection with the Integrated Mergers or otherwise, but will not be required to pay any commitment fee, provide any security or incur any liability in connection with any financing prior to the Effective Time.
Other Covenants and Agreements
The Merger Agreement contains additional agreements between the parties relating to the following matters, among other things:
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taking such actions to render anti-takeover laws to be inapplicable to the Integrated Mergers and the other transactions contemplated by the Merger Agreement;

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taking steps as may be required to cause any dispositions of shares of Nuverra Common Stock or acquisitions of shares of Nuverra Common Stock resulting from the Merger Agreement transactions to be exempt under Rule 16b-3 under the Exchange Act;

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the parties will promptly notify each other upon becoming aware of any condition, event or circumstance that will result in conditions to closing pertaining to the accuracy of representations and warranties and the fulfillment of covenants not being met or not going able to be met;

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Select will use reasonable best efforts to effect the listing on the NYSE of the shares of Select Class A Common Stock to be issued as consideration in connection with the Initial Merger; and

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certain covenants and other agreements relating to the intended tax treatment of the Integrated Mergers, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code.

Termination of the Merger Agreement
The Merger Agreement may be terminated in accordance with its terms at any time prior to the Effective Time:
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by mutual written consent of Select and Nuverra;

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by either Select or Nuverra, if the Integrated Mergers are not completed on or prior to June 30, 2022 (such date, or such later date as the parties shall mutually agree, the “End Date”); provided, that such right to terminate the Merger Agreement will not be available to a party if failure by such party of any representation, warranty, covenant or other agreement of such party to perform any material obligation set forth in the Merger Agreement caused the failure of the closing to occur by the End Date;

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by either Select or Nuverra if (i) in the event no Nuverra stockholder meeting election is made, the requisite stockholder approval is not obtained within 30 days after this Registration Statement is declared effective; or (ii) following a Nuverra stockholder meeting election, the requisite stockholder approval shall not have been obtained as such meeting (including any adjournment or postponement thereof); or

•
by either Select or Nuverra, if (i) a court or other governmental body issues a final and non-appealable order (or other action) permanently retraining, enjoining or otherwise prohibiting the Integrated Mergers; provided, that the party seeking to avail itself of such right to terminate did not cause such injunction by its failure to perform any obligation under the Merger Agreement or (ii) a law is in effect that prohibits or makes illegal the consummation of the Merger Agreement.

Select may also terminate the Merger Agreement:
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if (i) Nuverra’s representations and warranties were inaccurate as of the date of the Merger Agreement such that the closing condition pertaining to the accuracy of representations and warranties would not be satisfied or (ii) Nuverra breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (a) would result in a failure of a closing condition and (b) by its nature, cannot be cured prior to the End Date or, if by its nature such breach or failure is capable of being cured by the End Date, Nuverra does not cure such breach or failure by the earlier of the End Date or 30 calendar days after Nuverra’s receipt of written notice from Select of such breach or failure to perform (provided that Select, Holdco or Merger Sub is not then in breach of any representation, warranty, covenant or other agreement Merger Agreement that would result in failure of either of the closing conditions pertaining to accuracy of representations or performance of covenants); or
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prior to the time the requisite stockholder approval is obtained, if (i) Nuverra or any of its representatives makes a Company Change in Recommendation (as defined in the Merger Agreement, (ii) Nuverra fails to include the Nuverra Board’s recommendation in favor of the approval of the Integrated Mergers in this consent statement/prospectus or (iii) Nuverra or any of its representatives materially violates or materially breaches the Merger Agreement’s non-solicitation provisions;

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in the event the Nuverra Designated Stockholders fail to deliver their written consent to Nuverra within 24 hours of the Registration Statement becoming effective;

Nuverra may also terminate the Merger Agreement:
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if (i) Select’s representations and warranties were inaccurate as of the date of the Merger Agreement such that the closing condition pertaining to the accuracy of representations and warranties would not be satisfied or (ii) Select breached or failed to perform any of its representations and warranties, covenants or other agreements, which breach or failure to perform (a) would result in a failure of a closing condition and (b) by its nature, cannot be cured prior to the End Date or, if by its nature such breach or failure is capable of being cured by the End Date, Select does not cure such breach or failure by the earlier of the End Date or 30 calendar days after Select’s receipt of written notice from Nuverra of such breach or failure to perform (provided that Nuverra is not then in breach of any representation, warranty, covenant or other agreement that would result in failure of either of the closing conditions pertaining to accuracy of representations or performance of covenants).

Effect of Termination
If the Merger Agreement is validly terminated (other than any obligations to pay breakup fees, and certain other provisions of the Merger Agreement, including the enforcement of the terms of the Merger Agreement) there will be no liability or obligation on the part of Nuverra or Select to the other except as related to breakup fees, and except that no party will be relieved or released from any liabilities arising out of or the result of, fraud or willful and intentional breach of any representation, warranty, covenant or other provision in the Merger Agreement.
Termination Fee and Expenses in Connection with Termination
Nuverra has agreed to pay Select $2.50 million (referred to as the “Termination Fee”) if:
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Select terminates the Merger Agreement prior to the time the requisite stockholder approval is obtained because Nuverra (i) or any its representatives has changed its recommendation (as such concept is described in the Merger Agreement), (ii) failed to include its board recommendation in this consent statement/prospectus, or (iii) or any of its representatives has materially violated or breached its non-solicitation obligations under the Merger Agreement;

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(i)(a) Select or Nuverra terminates the Merger Agreement because (1) the Integrated Mergers are not completed on or prior to the End Date or (2) if (I) no Company Stockholder Meeting Election is made, the requisite stockholder approval is not obtained within 30 days after this Registration Statement is declared effective or (II) following a Nuverra stockholder meeting election, the requisite stockholder approval shall not have been obtained as such meeting (including any adjournment or postponement thereof) or (b) Select terminates the Merger Agreement because (1) a Nuverra Designated Stockholder fails to deliver its written consent or (2)(I) Nuverra’s representations and warranties were inaccurate as of the date of the Merger Agreement such that the closing condition pertaining to the accuracy of representations and warranties would not be satisfied or (II) Nuverra breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (x) would result in a failure of a closing condition and (y) by its nature, cannot be cured prior to the End Date or, if by its nature such breach or failure is capable of being cured by the End Date, Nuverra does not cure such breach or failure by the earlier of the End Date or 30 calendar days after Nuverra’s receipt of written notice from Select of such breach or failure to perform (provided that Select, Holdco or Merger Sub is not then in breach of any representation, warranty, covenant or other agreement that would result in failure of either of the closing conditions pertaining to accuracy of representations or performance of covenants); (ii) following the execution date of the Merger Agreement and before the date of any termination described in clause (i), a company acquisition proposal is communicated to the Nuverra Board; and (iii) within 12 months after the date of such termination, Nuverra enters into a definitive agreement with respect to a company acquisition transaction;
“Company acquisition transaction” is defined in “— Non-Solicitation — Definition of Company Acquisition Proposal and Company Acquisition Transaction,” except that when the term is used in this section, the references to “15% or more” will be changed to “more than 50%.”
Further, if (i) Select or Nuverra terminates the Merger Agreement following a failure to obtain the requisite stockholder approval or Select terminates the Merger Agreement following a failure of Ascribe or Gates to deliver its respective written consent and (ii) the Termination Fee is not otherwise payable by Nuverra, Nuverra will pay Select the expense reimbursement, which shall not exceed $1.25 million.
Upon the payment of the Termination Fee pursuant to the Merger Agreement, no party will have any further liability under the Merger Agreement to Nuverra or its stockholder or Select or its stockholders, as applicable. Notwithstanding the foregoing, the payment of the Termination Fee will not release any party from liability arising out of or the result of fraud. In no event will Nuverra be required to pay the Termination Fee on more than one occasion. If Nuverra fails to pay promptly the Termination Fee when due under the Merger Agreement, it will also pay to Select interest, accruing from the due date and the reasonable out-of-pocket expenses, including legal fees, in connection with any action taken to collect payment.
Expenses
Other than as provided in the provisions of the Merger Agreement summarized above, whether or not the Integrated Mergers are completed, all costs and expenses incurred in connection with the Integrated Mergers, the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring or required to incur such expenses.
Amendment and Waiver
At any time prior to the Effective Time, any provision of the Merger Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Nuverra, Select, Holdco and Merger Sub or, in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, that after receipt of the requisite stockholder approval of the transactions contemplated by the Merger Agreement if any such amendment or waiver will require the further approval or authorization Nuverra Common Stockholders, the effectiveness of such amendment or waiver shall be subject to such approval. Notwithstanding the foregoing, no failure or delay by any party to the Merger Agreement in exercising any right under the Merger Agreement will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise of any other right under the Merger Agreement.
Governing Law
The Merger Agreement is governed by the laws of the State of Delaware (without regard to any applicable principles of conflicts of law that might require the application of the law of any other jurisdiction); provided, that any dispute involving a debt financing source and relating to the debt financing is governed by the laws of the State of New York without regard to conflict of law principles (other than Sections 5-1401 and 5-1402 of the New York General Obligations Law).
Adjustments to Exchange Ratio
If at any time during the period between the date of the Merger Agreement and immediately prior to the Effective Time, the outstanding shares of Nuverra Common Stock or Select Class A Common Stock are changed into a different number or class of shares in each case by reason of any stock split, stock dividend, reverse stock split, reclassification, recapitalization, or other similar transaction or event, or there occurs a record date with respect to any of the foregoing, then the Exchange Ratio shall be appropriately adjusted.
Specific Performance
Select, Holdco, Merger Sub and Nuverra agreed that irreparable damage would occur in the event that any provision of the Merger Agreement is not performed in accordance with its specific terms or its otherwise breached. Accordingly, each party is entitled to enforce any provision of the Merger Agreement by a decree of specific performance and injunctive relief to prevent breaches or threatened breaches of any of the provisions of the Merger Agreement. The parties further agreed that no party to the Merger Agreement will be required to post a bond or any other undertaking in connection with such action. If, by the End Date, any party brings any action to specifically enforce a provision of the Merger Agreement, the End Date will automatically be extended by such other time period established by the court presiding over such action.
Third-Party Beneficiaries
The parties agreed that nothing in the Merger Agreement confers upon any third person any right, benefit or remedy of any nature under or by reason of the Merger Agreement, except that:
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the indemnified persons shall be third-party beneficiaries of, and entitled to enforce, the provisions expressly relating to indemnification of officers and directors;

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the holders of Nuverra Common Stock shall be third-party beneficiaries of, and shall be entitled to rely on, the provisions expressly relating to the conversion of shares;

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the holders of Nuverra Warrants and the holders of awards granted under Nuverra company benefit plans shall be third-party beneficiaries of, and shall be entitled to rely on, the provisions expressly relating to the treatment of Nuverra Warrants;

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the Nuverra Designated Stockholders shall be third-party beneficiaries of, and shall be entitled to rely on, the provisions expressly identifying and providing protections for non-recourse parties; and

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the debt financing sources, if any, shall be third-party beneficiaries of, and shall be entitled to rely on, the provisions pertaining to amendment, cumulative remedies and waivers, governing law, venue, waiver of jury trial, third-party rights, and exculpation of financing sources.

THE SUPPORT AGREEMENTS
The following section summarizes material provisions of the Support Agreements. This summary is subject to, and qualified in its entirety by reference to, the Support Agreements, which are attached as Annex B and Annex C, respectively, to this consent statement/prospectus.
Contemporaneously with the execution of the Merger Agreement, Select, Merger Sub, Holdco, and Nuverra entered into support agreements (the “Support Agreements”) with each of the Nuverra Designated Stockholders.
Pursuant to the Support Agreements, each of the Nuverra Designated Stockholders agreed to, among other things, execute and deliver (or cause to be delivered) a written consent, covering all of the Nuverra Common Stock held by such Nuverra Designated Stockholder (i) approving each of the matters for which Nuverra is soliciting consents of the holders of Nuverra Common Stock in accordance with the Merger Agreement promptly following the time when this Registration Statement is declared effective by the SEC and such Nuverra Designated Stockholder has received a copy of the consent statement/prospectus contained therein and (ii) against any other action, agreement or proposal intended to, or which may have the effect of, impeding, delaying, restricting, limiting or interfering with the consummation of the Integrated Mergers and the performance of such Nuverra Designated Stockholder’s or Nuverra’s obligations thereunder or under the Merger Agreement. Copies of the Support Agreements are attached as Annex B and Annex C to this consent statement/prospectus.
Pursuant to the Support Agreements, none of the Nuverra Designated Stockholders nor any of their respective affiliates or representatives are permitted to solicit, initiate, or knowingly take any action to facilitate or encourage, and not to participate or engage in any discussions or negotiations, or cooperate in any way with respect to, any inquiries or the making of, any proposal of an alternative transaction. In addition, the Support Agreement generally restricts transactions in Nuverra Common Stock and derivative securities thereof, subject to certain exceptions. In the event the Nuverra Board withdraws its recommendation with respect to the Transactions in violation of the Merger Agreement, the Nuverra Designated Stockholders remain obligated under the Support Agreement to vote in favor of the Transactions. Each Support Agreement will terminate upon the earlier to occur of (x) the closing of the Integrated Mergers or (y) the date of termination of the Merger Agreement.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
On December 12, 2021, Select entered into the Merger Agreement with Nuverra, Holdco, and Merger Sub. Upon the terms and subject to the conditions set forth in the Merger Agreement, (i) Merger Sub will merge with and into Nuverra, with Nuverra continuing as the Surviving Corporation and a direct wholly owned subsidiary of Select and (ii) following the Effective Time of the Initial Merger, Nuverra will merge with and into Holdco, with Holdco surviving the Subsequent Merger as an indirect wholly owned subsidiary of Select. Promptly following the effective time of the Subsequent Merger, Select will cause all of the limited liability company interests in Holdco to be contributed to SES Holdings, a Delaware limited liability company of which Select is the majority owner and managing member, in exchange for the issuance of common units in SES Holdings to a direct wholly owned subsidiary of Select in accordance with the SES Holdings limited liability company agreement.
The transactions contemplated by the Merger Agreement are collectively referred to hereafter as the “Transactions.” As a result of the Integrated Mergers, each share of Nuverra Common Stock then outstanding will be converted into the right to receive a number of shares of Select Class A Common Stock equal to 0.2551 per share of Nuverra Common Stock. The Integrated Mergers are expected to close in the first quarter of 2022, subject to the satisfaction of customary closing conditions. Upon completion of the Integrated Mergers, it is estimated that the current holders of Select Common Stock will own approximately 96% of the Select Common Stock, and Nuverra Common Stockholders will own approximately 4% of the Select Common Stock.
The following unaudited pro forma combined financial statements (the “pro forma financial statements”) have been prepared from the respective historical consolidated financial statements of Select and Nuverra, adjusted to give effect to the Transactions. The pro forma adjustments include (i) transaction accounting adjustments, which reflect the application of required accounting for the Integrated Mergers, and (ii) reclassification adjustments to conform the historical Nuverra financial statement presentation to Select’s financial statement presentation.
The unaudited pro forma combined statements of operations (the “pro forma statements of operations”) for the nine months ended September 30, 2021 and for the year ended December 31, 2020 give effect to the Transactions as if they had been consummated on January 1, 2020. The unaudited pro forma combined balance sheet (the “pro forma balance sheet”) gives effect to the Transactions as if they had occurred on September 30, 2021.
The following pro forma financial statements are based on, and should be read in conjunction with:
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the historical audited consolidated financial statements of Select for the year ended December 31, 2020 and the unaudited consolidated financial statements of Select as of and for the nine months ended September 30, 2021, and the related notes thereto, which are included in Select’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, which are incorporated herein and attached as Annex D and Annex J, respectively, to this consent statement/prospectus;

•
the historical audited consolidated financial statements of Nuverra for the year ended December 31, 2020 and the unaudited condensed consolidated financial statements of Nuverra as of and for the nine months ended September 30, 2021, and the related notes thereto, which are included in Nuverra’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, which are incorporated herein and attached as Annex K and Annex T, respectively, to this consent statement/prospectus;

•
the “Management’s discussion and analysis of financial condition and results of operations” of Select and Nuverra, which are included in Select’s and Nuverra’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, which are incorporated herein and attached as Annex D, Annex J, Annex K and Annex T, respectively, to this consent statement/prospectus; and

•
the “Risk factors” and other cautionary statements included elsewhere in this consent statement/prospectus.

The accompanying pro forma financial statements were derived by making certain transaction adjustments to the historical financial statements noted above. The adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual impact of the Transactions may differ from the adjustments made to the pro forma financial statements. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects for the periods presented as if the Transactions had been consummated earlier, and that all adjustments necessary to present fairly the pro forma financial statements have been made.
The acquisition method of accounting requires fair values be estimated and determined for the Merger Consideration, as well as the assets acquired and liabilities assumed by Select upon completing the Integrated Mergers. As of the date of this consent statement/prospectus, Select has not completed the detailed valuation study necessary to arrive at the required final estimates of the fair value of the assets to be acquired and the liabilities to be assumed and the related allocations of purchase price, nor has it identified all adjustments necessary to conform Nuverra’s accounting policies to Select’s accounting policies. A final determination of the fair value of Nuverra’s assets and liabilities will be based on the actual assets and liabilities of Nuverra that exist as of the Closing Date and, therefore, cannot be made prior to the completion of the Transactions.
In addition, the value of the consideration to be paid by Select upon the consummation of the Transactions will be determined based on the closing price of the Select Class A Common Stock on the Closing Date and the number of shares of Nuverra Common Stock outstanding on the Closing Date. As a result of the foregoing, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma financial statements presented below. Select estimated the fair value of Nuverra’s assets and liabilities based on discussions with Nuverra’s management, preliminary valuation studies, due diligence, and information presented in Nuverra’s SEC filings. Until the Integrated Mergers are completed, both companies are limited in their ability to share certain information. Any increases or decreases in the Merger Consideration and the fair value of assets acquired and liabilities assumed upon completion of the final valuations will result in adjustments to the pro forma balance sheet and/or pro forma statements of operations. The final purchase price allocation may be materially different than that reflected in the pro forma purchase price allocation presented herein.
The pro forma financial statements and related notes are presented for illustrative purposes only and should not be relied upon as an indication of the financial condition or the operating results that Select would have achieved if the Merger Agreement had been entered into and the Transactions had taken place on the assumed dates. The pro forma financial statements do not reflect future events that may occur after the consummation of the Transactions, including, but not limited to, the anticipated realization of ongoing savings from potential operating efficiencies, asset dispositions, cost savings, or economies of scale that Select may achieve with respect to the combined operations. As a result, future results may vary significantly from the results reflected in the pro forma financial statements and should not be relied on as an indication of the future results of Select. The assumptions underlying the pro forma adjustments are described in the accompanying notes to these unaudited pro forma financial statements.

SELECT ENERGY SERVICES, INC.
UNAUDITED PRO FORMA COMBINED BALANCE SHEET
AS OF SEPTEMBER 30, 2021
(in thousands)
	Historical Select	Historical Nuverra	Reclassification Adjustments		Transaction Accounting Adjustments		Pro Forma Combined
Assets
Current assets
Cash and cash equivalents	$107,413	3,934	3,705	A	(27,263)	D	87,789
Restricted cash	—	3,705	(3,705)	A			—
Accounts receivable trade, net of allowance for credit losses of $6,065 and $955 respectively	185,693	17,188			(9)	B	202,872
Accounts receivable, related parties	131	—					131
Inventories	37,967	2,838					40,805
Prepaid expenses and other current assets	25,052	3,356					28,408
Total current assets	356,256	31,021	—		(27,272)		360,005
Property and equipment	892,872	271,287					1,164,159
Accumulated depreciation	(549,725)	(134,700)					(684,425)
Total property and equipment, net	343,147	136,587	—		(79,000)	Z	400,734
Right-of-use assets, net	47,806	1,443					49,249
Other intangible assets, net	111,192	155					111,347
Other long-term assets, net	9,731	100					9,831
Total assets	$868,132	169,306	—		(106,272)		931,166
Liabilities and Equity
Current liabilities
Accounts payable	$26,655	4,497			(9)	B	31,143
Accrued accounts payable	34,663	4,070					38,733
Accounts payable and accrued expenses, related parties	1,478	—			3,000	C	4,478
Accrued salaries and benefits	12,987	3,100			1,608	C	17,695
Accrued insurance	9,881	2,647					12,528
Sales tax payable	1,662	1,227					2,889
Accrued expenses and other current liabilities	10,571	2,139			(404)	D	12,306
Current operating lease liabilities	14,153	229					14,382
Current portion of long-term debt	—	2,201			(2,201)	D	—
Current portion of finance lease obligations	190	—					190
Total current liabilities	112,240	20,110	—		1,994		134,344

	Historical Select	Historical Nuverra	Reclassification Adjustments		Transaction Accounting Adjustments		Pro Forma Combined
Long-term operating lease liabilities	54,143	1,213					55,356
Other long-term liabilities	32,788	8,634			6,803	AA	48,225
Long-term debt	—	25,062			(25,062)	D	—
Total liabilities	199,171	55,019	—		(16,265)		237,925
Commitments and contingencies
Class A common stock, $0.01 par value	921	164	(164)	E	43	E	964
Class B common stock, $0.01 par value	162						162
Additional paid-in capital	935,742	340,627	(226,340)	G,H	(97,798)	E,F,Z,AA	952,231
Treasury stock	—	(813)	813	G		—
Accumulated deficit	(368,965)	(225,691)	225,691	H	(4,204)	I	(373,169)
Total stockholders’ equity	567,860	114,287	—		(101,959)		580,188
Noncontrolling interests	101,101	—			11,952	J	113,053
Total equity	668,961	114,287	—		(90,007)		693,241
Total liabilities and equity	$868,132	169,306	—		(106,272)		931,166

SELECT ENERGY SERVICES, INC.
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021
(in thousands)
	Historical Select	Historical Nuverra		Transaction Accounting Adjustments		Pro Forma Combined
Revenue
Water Services	$253,348	56,220	K			309,568
Water Infrastructure	107,916	17,005	L			124,921
Oilfield Chemicals	148,228	—				148,228
Total revenue	509,492	73,225		—		582,717
Costs of revenue
Water Services	227,736	48,419	M	—		276,155
Water Infrastructure	81,130	14,646	M			95,776
Oilfield Chemicals	132,103	—				132,103
Other	—	—				—
Depreciation and amortization	65,572	17,406				82,978
Total costs of revenue	506,541	80,471		—		587,012
Gross income (loss)	2,951	(7,246)		—		(4,295)
Operating expenses
Selling, general and administrative	57,828	13,265				71,093
Depreciation and amortization	1,835	—		—		1,835
Lease abandonment costs	480	—		—		480
Total operating expenses	60,143	13,265		—		73,408
Loss from operations	(57,192)	(20,511)		—		(77,703)
Other (expense) income
(Loss) gain on sales of property and equipment and divestitures, net	(1,921)	1,681	N	—		(240)
Interest expense, net	(1,254)	(1,964)		1,597	D	(1,621)
Foreign currency gain, net	1	—		—		1
Reorganization items, net	—	(206)		—		(206)
Other (expense) income, net	(956)	2,370	O			1,414
Loss before income tax benefit	(61,322)	(18,630)		1,597		(78,355)
Income tax benefit	211	—		—		211
Equity in losses of unconsolidated entities	(129)	—		—		(129)
Net loss	(61,240)	(18,630)		1,597		(78,273)
Less: net loss attributable to noncontrolling interests	9,522	—		1,757	P	11,279
Net loss attributable to Select Energy Services, Inc.	$(51,718)	(18,630)		3,354		(66,994)
Basic and diluted loss per share	$(0.60)	$(1.17)		—		(0.74)
Weighted-average basic and diluted shares outstanding	86,290,886	15,981,446		4,253,168	Q	90,544,054

SELECT ENERGY SERVICES, INC.
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020
(in thousands)
	Historical Select	Historical Nuverra		Transaction Accounting Adjustments		Pro Forma Combined
Revenue
Water Services	$319,766	80,710	R	(42)	S	400,434
Water Infrastructure	125,356	29,577	T			154,933
Oilfield Chemicals	159,983	—				159,983
Total revenue	605,105	110,287		(42)		715,350
Costs of revenue
Water Services	291,734	63,887	U	(34)	V	355,587
Water Infrastructure	99,546	23,412	U			122,958
Oilfield Chemicals	143,550	—				143,550
Other	740	—				740
Depreciation and amortization	98,800	28,614				127,414
Total costs of revenue	634,370	115,913		(34)		750,249
Gross loss	(29,265)	(5,626)		(8)		(34,899)
Operating expenses
Selling, general and administrative	74,364	18,960				93,324
Depreciation and amortization	2,872	—		—		2,872
Impairment of goodwill and trademark	276,016	—		—		276,016
Impairment and abandonment of property and equipment	7,910	15,579		—		23,489
Lease abandonment costs	4,350	—		—		4,350
Total operating expenses	365,512	34,539		—		400,051
Loss from operations	(394,777)	(40,165)		(8)		(434,950)
Other (expense) income
(Loss) gain on sales of property and equipment and divestitures, net	(2,815)	1,646	W	—		(1,169)
Interest expense, net	(2,136)	(4,070)		3,509	D	(2,697)
Foreign currency gain, net	39	—		—		39
Reorganization items, net	—	(111)		—		(111)
Other expense, net	(3,519)	(1,430)	X	—		(4,949)
Loss before income tax benefit (loss)	(403,208)	(44,130)		3,501		(443,837)
Income tax benefit (loss)	1,476	(13)		—		1,463
Equity in losses of unconsolidated entities	—	—		—		—
Net loss	(401,732)	(44,143)		3,501		(442,374)
Less: net loss attributable to noncontrolling interests	63,048	—		3,926	P	66,974
Net loss attributable to Select Energy Services, Inc.	$(338,684)	(44,143)		7,427		(375,400)
Basic and diluted loss per share	$(3.98)	$(2.80)		—		(4.20)
Weighted-average basic and diluted shares outstanding	85,158,764	15,764,490		4,128,538	Y	89,287,302

Notes to unaudited pro forma combined financial statements
NOTE 1 — Basis of pro forma presentation
The pro forma financial statements have been derived from the historical financial statements of Select and Nuverra. Certain of Nuverra’s historical amounts have been reclassified to conform to Select’s financial statement presentation. The pro forma statements of operations for the nine months ended September 30, 2021 and for the year ended December 31, 2020 give effect to the Transactions as if they had been consummated on January 1, 2020. The pro forma balance sheet gives effect to the Transactions as if they had occurred on September 30, 2021.
The pro forma financial statements reflect pro forma adjustments that are based on available information and certain assumptions that management believes are reasonable. However, actual results may differ from those reflected in these statements. In management’s opinion, all adjustments known to date that are necessary to present fairly the pro forma information have been made. The pro forma financial statements do not purport to represent what the combined entity’s financial position or results of operations would have been if the Transactions had actually occurred on the dates indicated above, nor are they indicative of Select’s future financial position or results of operations.
These pro forma financial statements should be read in conjunction with the historical financial statements, and related notes thereto, of Select and Nuverra for the periods presented, which are included in this consent statement/prospectus.
NOTE 2 — Merger Consideration and Preliminary Purchase Price Allocation
Preliminary Merger Consideration
Upon the terms and subject to the conditions set forth in the Merger Agreement, (i) Merger Sub will merge with and into Nuverra, with Nuverra continuing as the Surviving Corporation and a direct wholly owned subsidiary of Select and (ii) following the Effective Time of the Initial Merger, Nuverra will merge with and into Holdco, with Holdco surviving the Subsequent Merger as an indirect wholly owned subsidiary of Select. As a result of the Integrated Mergers, each share of Nuverra Common Stock then outstanding will be converted into the right to receive a number of shares of Select Class A Common Stock equal to 0.2551 per share of Nuverra Common Stock. Cash will be paid in lieu of any fractional shares of Select Class A Common Stock that otherwise would have been issued to any Nuverra Common Stockholder in the Integrated Mergers.
In total, it is estimated that approximately 16,477,173 shares of Nuverra Common Stock will be exchanged in connection with the Integrated Mergers for 4,203,327 shares of Select Class A Common Stock with an estimated value of $6.49 per share, resulting in an aggregate equity consideration paid by Select of $27.3 million and, together with the repayment by Select of $27.2 million of Nuverra debt, total consideration of $54.5 million. The following table presents the calculation of the preliminary Merger Consideration (in thousands, except ratios and per unit prices):
	Nuverra Equity Outstanding as of September 30, 2021	Exchange Ratio	Select Converted Shares	Per Share Price(1)	Preliminary Merger Consideration
Nuverra Common Stock Outstanding	16,209,621	0.2551	4,135,074	$6.49	$26,836,630
Nuverra Equity-Based Awards Outstanding	267,552	0.2551	68,253	$6.49	$442,962
Total	16,477,173	0.2551	4,203,327	$6.49	$27,279,592
Debt Repayment					$27,263,000
Total Consideration					$54,542,592

(1)
Based on the closing share price of Select Class A Common Stock on December 10, 2021, the last full trading day before the public announcement of the Integrated Mergers.

Allocation of Preliminary Merger Consideration to Assets Acquired and Liabilities Assumed
The allocation of the Merger Consideration is preliminary and pending finalization of various estimates, inputs and analyses used in the valuation assessment of the specifically identifiable assets acquired. Since the pro forma financial information has been prepared based on preliminary estimates of consideration and fair values attributable to the Integrated Mergers, the actual amounts eventually recorded in accordance with the acquisition method of accounting may differ materially from the information presented.
The acquisition method of accounting for business combinations will be used in accordance with ASC 805, Business Combinations, with Select treated as the accounting acquirer of Nuverra. ASC 805 requires, among other things, that the assets acquired, and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. This preliminary determination is subject to further assessment and adjustments pending additional information sharing between the parties, more detailed third-party appraisals, and other potential adjustments.
The preliminary allocation of the Merger Consideration is as follows:
Estimated fair value (in thousands)
Fair value of assets acquired:
Cash	$7,639
Accounts receivable	17,179
Other current assets	6,194
Property and equipment	57,587
Operating lease assets	1,443
Other noncurrent assets	255
Total assets acquired	90,297
Fair value of liabilities assumed:
Accounts payable and accrued expenses	19,104
Noncurrent operating lease liabilities	1,213
Other long-term liabilities	15,437
Total liabilities assumed	35,754
Net assets acquired	$54,543
NOTE 3 — Adjustments to the pro forma financial statements
Transaction Accounting and Reclassification Adjustments
The pro forma financial statements have been prepared to illustrate the effect of the Transactions and have been prepared for informational purposes only.
The following pro forma financial statements have been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and allows for supplemental disclosure of the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management Adjustments”). Management has elected not to disclose Management Adjustments.
The pro forma net loss per share amounts presented in the pro forma statements of operations are based upon the number of shares of Select Class A Common Stock outstanding, assuming the Transactions occurred on January 1, 2020.

Combined Balance Sheet
(A)
Reflects the reclassification of Nuverra’s restricted cash to cash as the Transactions assume that all Nuverra debt is repaid in connection with Closing.

(B)
Reflects the elimination of Select and Nuverra intercompany transactions.

(C)
Reflects (i) the impact of one-time, nonrecurring transaction costs of $3.0 million related to the Transactions and (ii) estimated severance costs of $1.6 million related to the Transactions. These transaction and severance costs are based on preliminary estimates, and the final amounts and the resulting effect on Select’s financial position may differ significantly. These incremental costs are not yet reflected in the historical September 30, 2021 consolidated balance sheets of Select and Nuverra, but are reflected in the pro forma balance sheet as an increase to accounts payable and accrued expenses and accrued salaries and benefits, respectively, as they will be expensed by Select and Nuverra as incurred.

(D)
Reflects (i) the elimination of Nuverra’s accrued interest and (ii) the elimination of Nuverra’s current portion of long-term debt, as the Transactions assume that all Nuverra debt is repaid in connection with Closing.

(E)
Reflects (i) the reclassification of Nuverra’s common stock to additional paid-in capital and (ii) the conversion of Nuverra Common Stock to Select Class A Common Stock at the Exchange Ratio.

(F)
Reflects an adjustment to additional paid-in capital as a result of (J) below.

(G)
Reflects the elimination of Nuverra’s treasury stock by reclassifying it to additional paid-in capital.

(H)
Reflects the elimination of Nuverra’s accumulated deficit by reclassifying it to additional paid-in capital.

(I)
Reflects a reduction to accumulated deficit as a result of (i) the impact of one-time, nonrecurring transaction costs of $3.0 million related to the Transactions and (ii) estimated severance costs of $1.6 million related to the Transactions and (iii) a $0.4 million reduction in accrued interest.

(J)
Reflects adjustments to noncontrolling interests related to the Transactions.

(Z)
Reflects an adjustment to the estimated fair value of property and equipment.

(AA) Reflects an adjustment to the estimated fair value of asset retirement obligations.
Combined Statements of Operations
(D)
Reflects the elimination of Nuverra’s interest expense, excluding finance lease expense.

(K)
Represents $51,037 of water transport services revenue and $5,183 of rental revenue.

(L)
Represents $14,814 of disposal services revenue and $2,191 of other revenue.

(M)
Allocated based on revenue.

(N)
Represents gain of $1,681 on disposal of property and equipment.

(O)
Reflects a reduction of other income as a result of (N) above.

(P)
Reflects adjustments to noncontrolling interests related to the Transactions.

(Q)
Reflects the issuance of 4,253,168 shares of Select Class A Common Stock as the Merger Consideration.

(R)
Represents $73,233 of water transport services revenue and $7,477 of rental revenue.

(S)
Reflects the elimination of intercompany revenue.

(T)
Represents $24,461 of disposal services revenue and $5,116 of other revenue.

(U)
Allocated based on revenue.

(V)
Reflects the elimination of intercompany costs of revenue.

(W)
Represents gain of $1,646 on disposal of property and equipment.

(X)
Reflects a reduction of other expense as a result of (W) above.

(Y)
Reflects the issuance of 4,128,538 shares of Select Class A Common Stock as the Merger Consideration.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE INTEGRATED MERGERS
The following is a general discussion of the material U.S. federal income tax consequences of the Integrated Mergers for “U.S. holders” (as defined below) who exchange their shares of Nuverra Common Stock for shares of Select Class A Common Stock (and cash in lieu of fractional shares of Select Class A Common Stock, if any) pursuant to the Integrated Mergers. This discussion is based on the Code, its legislative history, U.S. Treasury regulations promulgated under the Code, administrative rulings and judicial decisions, all as in effect as of the date of this consent statement/prospectus and all of which are subject to change or differing interpretations, possibly with retroactive effect. Any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth in this discussion.
This discussion applies only to U.S. holders who hold their shares of Nuverra Common Stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not purport to be a complete analysis of all potential tax effects resulting from the completion of the Integrated Mergers, nor does it describe the tax consequences of owning or disposing of Select Class A Common Stock received in the Integrated Mergers. In addition, this discussion does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any U.S. state or local or non-U.S. tax laws or any other tax law other than U.S. federal income tax law. Furthermore, this discussion does address all U.S. federal income tax consequences that may be relevant to particular U.S. holders in light of their specific circumstances or that may be relevant to certain categories of investors that may be subject to certain rules, such as: dealers or brokers in securities, commodities or foreign currencies; traders in securities that elect to apply a mark-to-market method of accounting for U.S. federal income tax purposes; banks and certain other financial institutions; insurance companies; mutual funds; tax-exempt or governmental organizations; holders subject to the alternative minimum tax provisions of the Code; entities or arrangements treated as partnerships, S corporations or other pass-through entities for U.S. federal income tax purposes (or investors in such partnerships, S corporations or other such pass-through entities); regulated investment companies; real estate investment trusts; former citizens or long-term residents of the United States; holders whose functional currency is not the U.S. dollar; holders who hold shares of Nuverra Common Stock as part of a hedge, straddle, appreciated financial position, synthetic security, constructive sale or conversion transaction or other integrated investment or risk reduction transaction; holders who acquired Nuverra Common Stock pursuant to the exercise of employee stock options, through a tax-qualified retirement plan or otherwise as compensation; and holders who actually or constructively own (or actually or constructively held at any time during the five-year period ending on the date of the Integrated Mergers) 5% or more of the shares of Nuverra Common Stock.
THE TAX CONSEQUENCES OF THE INTEGRATED MERGERS TO A NUVERRA STOCKHOLDER MAY BE COMPLEX AND WILL DEPEND ON SUCH HOLDER’S SPECIFIC SITUATION AND FACTORS NOT WITHIN SELECT’S OR NUVERRA’S CONTROL. ALL NUVERRA STOCKHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY OTHER TAX LAWS, INCLUDING U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY U.S. STATE OR LOCAL OR NON-U.S. TAXING JURISDICTION.
For purposes of this discussion, a “U.S. holder” is a beneficial owner of Nuverra Common Stock that, for U.S. federal income tax purposes, is (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust (a) the administration of which is subject to the primary supervision of a court within the United States and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all of the substantial decisions of the trust or (b) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.
If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Nuverra Common Stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partner and the partnership, and certain determinations made at the partner level. Accordingly, any entity treated as a partnership for U.S. federal income tax purposes that holds Nuverra Common Stock, and any partners in such partnership, should consult with their tax advisors regarding the U.S. federal income tax consequences to them of the Integrated Mergers in light of their specific circumstances.
The tax consequences of the Integrated Mergers to any holder of Nuverra Common Stock that is not a U.S. holder are not discussed in this consent statement/prospectus. Such holders should consult with their own tax advisors regarding the U.S. federal income tax consequences to them of the Integrated Mergers in light of their specific circumstances.
Assuming that the Integrated Mergers are completed as currently contemplated, Select and Nuverra intend for (and have agreed to use their respective reasonable best efforts to cause) the Integrated Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. However, it is not a condition to Select’s obligation or Nuverra’s obligation to complete the Integrated Mergers that the Integrated Mergers, taken together, qualify as a “reorganization.” Moreover, neither Select nor Nuverra has requested, or will request, a ruling from the IRS with respect to the tax treatment of the Integrated Mergers, and, as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth herein. If the IRS were to challenge the “reorganization” status of the Integrated Mergers successfully, or the form or structure of the Integrated Mergers was changed in a manner such that they did not qualify as a “reorganization,” the tax consequences would differ from those described in this consent statement/prospectus and holders of Nuverra Common Stock could be subject to U.S. federal income tax upon the receipt of Select Class A Common Stock in the Integrated Mergers.
Provided the Integrated Mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the material U.S. federal income tax consequences of the Integrated Mergers with respect to U.S. holders of Nuverra Common Stock will be as follows:
•
a U.S. holder generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of its Nuverra Common Stock for Select Class A Common Stock pursuant to the Integrated Mergers, except with respect to any cash received in lieu of a fractional share of Select Class A Common Stock (as discussed below);

•
the aggregate tax basis of the shares of Select Class A Common Stock received by a U.S. holder in the Integrated Mergers (including any fractional share of Select Class A Common Stock deemed received and sold for cash, as discussed below) will equal the aggregate adjusted tax basis of such U.S. holder’s Nuverra Common Stock surrendered in exchange therefor; and

•
a U.S. holder’s holding period in the shares of Select Class A Common Stock received in exchange for Nuverra Common Stock (including any fractional share deemed received and sold for cash, as discussed below) pursuant to the Integrated Mergers will include the holding period of the shares of Nuverra Common Stock surrendered in exchange therefor.

If a U.S. holder acquired different blocks of Nuverra Common Stock at different times or different prices, such U.S. holder’s basis and holder period in its shares of Select Class A Common Stock may be determined separately with reference to each block of Nuverra Common Stock. Any such U.S. holder should consult with its own tax advisor regarding the tax bases and holding periods of the particular shares of Select Class A Common Stock received pursuant to the Integrated Mergers.
A U.S. holder of Nuverra Common Stock who receives cash in lieu of a fractional share of Select Class A Common Stock generally will be treated as having received such fractional share of Select Class A Common Stock pursuant to the Integrated Mergers and then as having sold such fractional share of Select Class A Common Stock for cash. As a result, such U.S. holder generally will recognize gain or loss equal to the difference between the amount of cash received in lieu of a fractional share and the portion of the U.S. holder’s aggregate adjusted tax basis in its Nuverra Common Stock surrendered that is allocated to such fractional share of Select Class A Common Stock. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period in the fractional share of Select Class A Common Stock deemed to be received exceeds one year at the Effective Time. The deductibility of capital losses is subject to limitations.

Information reporting requirements may apply to consideration payable to U.S. holders in connection with the Integrated Mergers unless the U.S. holder is an exempt recipient and certifies as to such exempt status. Further, the consideration payable to U.S. holders in connection with the Integrated Mergers may be subject to deduction or withholding as required under applicable law. Payments of any cash in lieu of a fractional share of Select Class A Common Stock to a U.S. holder may, under certain circumstances, be subject to backup withholding unless such holder provides the withholding agent with its taxpayer identification number and otherwise complies with the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, the amounts withheld generally will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided that the U.S. holder timely furnishes the required information to the IRS.
THE FOREGOING DISCUSSION IS NOT A COMPREHENSIVE DISCUSSION OF ALL OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE INTEGRATED MERGERS TO U.S. HOLDERS. DETERMINING THE ACTUAL TAX CONSEQUENCES OF THE INTEGRATED MERGERS TO EACH NUVERRA STOCKHOLDER MAY BE COMPLEX AND WILL DEPEND ON SUCH HOLDER’S SPECIFIC SITUATION AND ON FACTORS THAT ARE NOT WITHIN SELECT’S OR NUVERRA’S KNOWLEDGE OR CONTROL. ALL NUVERRA STOCKHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE INTEGRATED MERGERS TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) AND ANY OTHER TAX LAWS, INCLUDING U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY U.S. STATE OR LOCAL OR NON-U.S. TAX LAWS.

DESCRIPTION OF SELECT COMMON STOCK
As of December 30, 2021, Select’s authorized capital stock consisted of: 350,000,000 shares of Select Class A Common Stock, of which 94,172,920 shares were issued and outstanding; 150,000,000 shares of Select Class B Common Stock, of which 16,221,101 shares were issued and outstanding; 40,000,000 shares of Class A-2 common stock, $0.01 par value per share, of which no shares were issued and outstanding; and 50,000,000 shares of preferred stock, $0.01 par value per share, of which no shares were issued and outstanding.
The following is a summary of Select’s capital stock, its Second Amended and Restated Bylaws (the “Select Bylaws”) and its Fourth Amended and Restated Certificate of Incorporation (the “Select Charter”), and applicable provisions of law. The following summary does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to the Select Charter and the Select Bylaws.
Class A Common Stock
Voting Rights.   Holders of shares of Select Class A Common Stock are entitled to one vote per share held of record on all matters to be voted upon by Select’s stockholders. Under the Select Charter, holders of shares of Select Class A Common Stock do not have cumulative voting rights in the election of directors. Under the Select Charter, holders of shares of Select Class A Common Stock and Select Class B Common Stock vote together as a single class on all matters presented to Select’s stockholders for their vote or approval, except as required by law.
Dividend Rights.   Holders of shares of Select Class A Common Stock are entitled to ratably receive dividends when and if declared by the Select Board out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.
Liquidation Rights.   Upon liquidation, dissolution, distribution of assets or other winding up of or by Select, holders of shares of Select Class A Common Stock are entitled to receive ratably the assets available for distribution to Select’s stockholders after payment of liabilities and the liquidation preference of any of Select’s outstanding shares of preferred stock.
Other Matters.   The shares of Select Class A Common Stock have no preemptive or conversion rights and are not subject to further calls or assessment by Select. There are no redemption or sinking fund provisions applicable to the Select Class A Common Stock. All outstanding shares of Select Class A Common Stock are fully paid and non-assessable.
Class B Common Stock
Voting Rights.   Holders of shares of Select Class B Common Stock are entitled to one vote per share held of record on all matters to be voted upon by Select’s stockholders. Holders of shares of Select Class A Common Stock and Select Class B Common Stock vote together as a single class on all matters presented to Select’s stockholders for their vote or approval, except as required by law.
Dividend Rights.   Holders of Select Class B Common Stock do not have any right to receive dividends, unless (i) the dividend consists of shares of Select Class B Common Stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Select Class B Common Stock paid proportionally with respect to each outstanding share of Select Class B Common Stock and (ii) a dividend consisting of shares of Select Class A Common Stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Select Class A Common Stock on the same terms is simultaneously paid to the holders of Select Class A Common Stock.
Liquidation Rights.   Holders of Select Class B Common Stock do not have any right to receive a distribution upon liquidation, dissolution, distribution of assets or other winding up of or by Select.
Other Matters.   The shares of Select Class B Common Stock have no preemptive rights and are not subject to further calls or assessment by Select. There are no redemption or sinking fund provisions applicable to the Select Class B Common Stock. All outstanding shares of Select Class B Common Stock are fully paid and non-assessable.
Class A-2 Common Stock
General.   Select’s shares of Class A-2 common stock were issued to holders of Class A-1 common stock in Rockwater Energy Solutions, Inc. (“Rockwater”) in connection with Select’s November 1, 2017 business combination with Rockwater (the “Rockwater Merger”). Each share of Select’s Class A-2 common stock converted automatically into a share of Select Class A Common Stock on a one-for-one basis on March 29, 2018, and no shares of Select Class A-2 common stock are outstanding.
Anti-Takeover Effects of Provisions of the Select Charter, the Select Bylaws and Delaware Law
Some provisions of the Select Charter, the Select Bylaws and Delaware law contain provisions that could make the following transactions more difficult: (i) acquisitions of Select by means of a tender offer, proxy contest or otherwise or (ii) removal of Select’s incumbent officers and directors. These provisions may also have the effect of preventing changes in Select’s management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in Select’s best interests, including transactions that might result in a premium over the market price for Select’s shares.
These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the board of directors or of Select Class A Common Stock to first negotiate with Select. Select believes that the benefits of increased protection and Select’s potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Select outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in improved terms for Select’s stockholders.
Delaware Law
In general, Section 203 of the Delaware General Corporation Law (“DGCL”) provides that, subject to certain exceptions set forth therein, a Delaware corporation shall not engage in any business combinations with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:
•
the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•
on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

For purposes of Section 203 of the DGCL, a business combination is defined to include a merger or consolidation, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an interested stockholder is defined to include (i) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and (ii) the affiliates and associates of such person.
Select has opted out of Section 203 of the DGCL. The Select Charter contains, however, provisions that are similar to Section 203 of the DGCL (except with respect to certain of Select’s owners prior to its initial public offering or Rockwater’s owners prior to the Rockwater Merger, including Crestview Partners II GP, L.P., B-29 Investments, LP, and SCF-VI, L.P., SCF-VII, L.P. and SCF-VII(A), L.P., and any funds, limited partnerships or other investment entities or vehicles managed or controlled by SCF Partners, Inc.).

The Select Charter and the Select Bylaws
Provisions of the Select Charter and the Select Bylaws may delay or discourage transactions involving an actual or potential change in control or change in Select’s management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that Select’s stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of Select Class A Common Stock.
Among other things, the Select Charter and the Select Bylaws:
•
establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of Select’s stockholders. These procedures provide that notice of such stockholder proposals must be timely given in writing to Select’s corporate secretary prior to the meeting at which the action is proposed to be taken. Generally, to be timely, notice must be received at Select’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year’s annual meeting. The Select Bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may deter stockholders from bringing matters before the stockholders at an annual or special meeting;

•
authorize the Select Board to issue undesignated preferred stock. This ability makes it possible for the Select Board to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Select. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of Select;

•
provide that the authorized number of directors may be changed only by resolution of the Select Board;

•
provide that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, be filled by the affirmative vote of a majority of the total number of remaining authorized directors;

•
provide that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock with respect to such series;

•
provide that special meetings of Select’s stockholders may only be called by a majority of the total number of authorized directors; and

•
provide that the Select Bylaws can be amended by unilateral action of a majority of the entire Select Board.

Forum Selection
The Select Charter provides that unless Select consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:
•
any derivative action or proceeding brought on Select’s behalf;

•
any action asserting a claim of breach of a fiduciary duty owed by any of Select’s directors, officers, employees or agents to Select or Select’s stockholders;

•
any action asserting a claim against Select or any director or officer or other employee or agent of Select arising pursuant to any provision of the DGCL, the Select Charter or the Select Bylaws; or

•
any action asserting a claim against Select or any director or officer or other employee or agent of Select that is governed by the internal affairs doctrine;

in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

The Select Charter also provides that any person or entity purchasing or otherwise acquiring any interest in shares of Select’s capital stock will be deemed to have notice of, and to have consented to, this forum selection provision. Although Select believes these provisions benefit Select by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against Select’s directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in the Select Charter is inapplicable or unenforceable.
The choice of forum provisions summarized above are not intended to, and would not, apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act, or other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Stockholders may be subject to increased costs to bring these claims, and the choice of forum provisions could have the effect of discouraging claims or limiting investors’ ability to bring claims in a judicial forum that they find favorable.
Liability and Indemnification
The Select Charter limits the liability of Select’s directors for monetary damages for breach of their fiduciary duty as directors, except to the extent such exemption or limitation thereof is not permitted under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:
•
for any breach of their duty of loyalty to Select or Select’s stockholders;

•
for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•
for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

•
for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.
The Select Bylaws also provide that Select will indemnify and hold harmless its directors and officers to the fullest extent permitted by Delaware law, including the advancement of expenses, including attorneys’ fees. The Select Bylaws also permit Select to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as Select’s officer, director, employee or agent, regardless of whether or not Select would have the power under the DGCL to indemnify such persons against related expense, liability or loss. Select expects to enter, or have entered, into indemnification agreements with each of its directors and officers. These agreements will or do require Select to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to Select and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Select believes that the limitation of liability provision in the Select Charter and the indemnification agreements facilitate its ability to continue to attract and retain qualified individuals to serve as directors and officers.
Transfer Agent and Registrar
Select’s transfer agent and registrar for the Select Class A Common Stock is Broadridge Corporate Issuer Solutions, Inc.
Listing
The Select Class A Common Stock is listed on the NYSE under the symbol “WTTR”.

COMPARISON OF RIGHTS OF SELECT COMMON STOCKHOLDERS
AND NUVERRA COMMON STOCKHOLDERS
If the Integrated Mergers are completed, Nuverra Common Stockholders will receive Select Class A Common Stock. The Select Charter will remain Select’s charter. The Select Bylaws will remain Select’s bylaws.
Nuverra and Select are both Delaware corporations subject to the DGCL. If the Integrated Mergers are completed, the rights of Nuverra Common Stockholders who become Select Class A Common Stockholders through the exchange of shares and the rights of Select Class A Common Stockholders will continue to be governed by the DGCL, the Select Charter and the Select Bylaws.
The following description summarizes certain material differences between the rights of Select Class A Common Stockholders and the rights of Nuverra Common Stockholders. This does not purport to be a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. Stockholders should read carefully the relevant provisions of the DGCL, the Select Charter, the Select Bylaws, the Nuverra second amended and restated certificate of incorporation (the “Nuverra Charter”), and the Nuverra Bylaws. Copies of the documents referred to in this summary may be obtained as described under “Where You Can Find More Information.”
Outstanding Stock; Authorized Capital
Select	Nuverra
As of December 30, 2021, Select’s authorized capital stock consisted of: 350,000,000 shares of Select Class A Common Stock, of which 94,172,920 shares were issued and outstanding; 150,000,000 shares of Select Class B Common Stock, of which 16,221,101 shares were issued and outstanding; 40,000,000 shares of Class A-2 common stock, $0.01 par value per share, of which no shares were issued and outstanding; and 50,000,000 shares of preferred stock, $0.01 par value per share, of which no shares were issued and outstanding.	As of December 30, 2021, Nuverra’s authorized capital stock consisted of: 75,000,000 shares of Nuverra Common Stock, of which 16,209,621 shares were issued and outstanding; and 1,000,000 shares of preferred stock, $0.01 par value per share, of which no shares were issued and outstanding.
Rights of Preferred Stock
Select	Nuverra
The Select Board is authorized, without further action by Select stockholders, to issue preferred stock in one or more series, fix the number of shares to be included in such series and fix the designation, the voting powers and preferences and relative participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series.	The Nuverra Board is authorized to issue preferred stock from time to time in one or more series, fix the number of shares to be included in such series and fix the voting powers, designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, of the shares of such series without further vote or act by holders of Nuverra Common Stock.
Voting Rights
Select	Nuverra
Holders of Select Common Stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of Select Common Stock do not have cumulative	Holders of Nuverra Common Stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of Nuverra Common Stock do not have cumulative

Select	Nuverra
voting rights in the election of directors. Holders of Select Class A Common Stock and Select Class B Common Stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as required by law.	voting rights.
Quorum
Select	Nuverra
The holders of a majority of the voting power of all of the outstanding shares of stock of Select entitled to vote at the meeting, represented in person or by proxy, will constitute a quorum at a meeting of stockholders, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of a majority of the voting power of all of the outstanding shares of such class or series will constitute a quorum of such class or series for the transaction of such business.	The holders of a majority of the voting power of all of the outstanding shares of Nuverra entitled to vote at the meeting, represented in person or by proxy, will constitute a quorum at a meeting of stockholders.
Special Meeting of Stockholders
Select	Nuverra
Special meetings of Select stockholders may be called only by the Select Board pursuant to a resolution adopted by the affirmative vote of a majority of the Select Board.	Special meetings of Nuverra stockholders may be called by the Chairman of the Nuverra Board, the Chief Executive Officer, or a majority of the directors of the Nuverra Board. In addition, so long as the Nuverra Designated Stockholders collectively own directly or indirectly at least 25% of the issued and outstanding Nuverra Common Stock entitled to vote at such meeting, special meetings of the stockholders shall be called, upon the request in writing, by one or more stockholders of record holding at least 30% of the voting power of the issued and outstanding Nuverra Common Stock entitled to vote at such meeting. Nuverra stockholders shall not otherwise be entitled to call a special meeting of stockholders or to require the Nuverra Board or any officer to call such a meeting or to propose business at such a meeting.
Notice of Meeting of Stockholders
Select	Nuverra
Written notice, stating the place, if any, date and time of the meeting, will be given not less than ten (10) days nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting. The notice must specify (A) the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting), (B) the place, if any, date and time of such meeting, (C) the means	Written notice, stating the place, if any, date and time of the meeting, will be given not less than 10 days nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting. The notice must specify (A) the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting), (B) the place, if any, date and time of such meeting, (C) the means

Select	Nuverra
of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting and (D) in the case of a special meeting, the purpose or purposes for which such meeting is called.	of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting and (D) in the case of a special meeting, the purpose or purposes for which such meeting is called.
Stockholder Rights Plans
Select	Nuverra
Select does not currently have a stockholder rights plan in effect.	Nuverra does not currently have a stockholder rights plan in effect.
Stockholder Inspection Rights; Stockholder Lists
Select	Nuverra

Under Section 220 of the DGCL, a stockholder or his agent has a right to inspect the corporation’s stock ledger, a list of its stockholders and its other books and records during the usual hours of business upon written demand stating a proper purpose (which must be reasonably related to such person’s interest as a stockholder). If the corporation refuses to permit such inspection or refuses to reply to the request within five business days of the demand, the stockholder may apply to the Chancery Court for an order to compel such inspection.
Pursuant to the Select Bylaws, the officer who has charge of the stock ledger shall prepare, at least ten days before every meeting of stockholders, a complete list of stockholders entitled to vote at any meeting of stockholders (provided, however, if the record date for determining the stockholders entitled to vote is less than ten days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the 10th day before the meeting date), arranged in alphabetical order and showing the address of each such stockholder and the number of shares registered in the name of such stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten days prior to the meeting, either on a reasonably accessible electronic network (provided that the information required to gain access to the list is provided with the notice of the meeting) or during ordinary business hours at the principal place of business of Select. The stock list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to

Under Section 220 of the DGCL, a stockholder or his agent has a right to inspect the corporation’s stock ledger, a list of its stockholders and its other books and records during the usual hours of business upon written demand stating a proper purpose (which must be reasonably related to such person’s interest as a stockholder). If the corporation refuses to permit such inspection or refuses to reply to the request within five business days of the demand, the stockholder may apply to the Chancery Court for an order to compel such inspection.
Pursuant to the Nuverra Bylaws, at least 10 days before each meeting of stockholders, the officer or agent of Nuverra who has charge of the stock ledger shall prepare a complete list of the stockholders entitled to vote at such meeting of stockholders (provided, however, that if the record date for determining the stockholders entitled to vote is less than 10 days before the date of the meeting, the list shall reflect the Stockholders entitled to vote as of the 10th day before the meeting date), arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in his/her name. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of Nuverra. If the list is made available on an electronic network, then Nuverra may take reasonable steps to ensure that such information is available only to stockholders. If the meeting is to be held at a place, the list shall be produced and kept at the time of the meeting during

Select	Nuverra
the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Except as otherwise required by applicable law, the stock ledger of Select shall be the only evidence as to the stockholders entitled by this section to examine the list required by this section or to vote in person or by proxy at any meeting of the stockholders.	the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. The stock ledger of Nuverra shall be the only evidence as to who are the stockholders entitled to examine any list required by this section or to vote in person or by proxy at any meeting of stockholders.
Number of Directors; Term
Select	Nuverra
Number of Directors	Number of Directors
The Select Charter provides that, subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, if any, the number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by the affirmative vote of a majority of the Whole Board of Select. The term “Whole Board” shall mean the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships.	The number of directors shall initially be at least five but no more than seven. Subject to the rights of holders of Preferred Stock to elect additional directors under certain circumstances, the number of authorized directors may be fixed from time to time by the Nuverra Board, including at a number of authorized directors less than five or greater than seven, but at all times there shall be at least one director.
Term	Term
Directors, other than those who may be elected by the holders of any series of Preferred Stock specified in the related Preferred Stock Designation, shall be elected annually, and each director shall hold office until his or her successor shall have been duly elected and qualified, subject, however, to such director’s earlier death, resignation, disqualification or removal.	The Nuverra Board shall be divided into three classes, each class to be as nearly equal in number as possible. The terms of office of directors of the first class are to expire at the first annual meeting of stockholders after their election or appointment, that of the second class is to expire at the second annual meeting after their election or appointment, and that of the third class is to expire at the third annual meeting after their election or appointment. Thereafter, the directors in each class will serve for a three-year term, one class being elected each year by Nuverra stockholders.
Election of Board of Directors
Select	Nuverra

The Select Bylaws provide that, subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, at any meeting at which directors are to be elected, so long as a quorum is present, directors shall be elected by a plurality of the votes validly cast in such election.
Only such persons who are nominated in accordance with the procedures set forth in the
The Nuverra Bylaws provide that, subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, where the number of persons validly proposed for election or reelection as a director is greater than the number of directors to be elected, the persons receiving the most votes (up to the number of directors to be elected) shall be elected as directors, and an absolute majority of the votes cast

Select	Nuverra
Select Bylaws and applicable law shall be eligible to serve as directors.	shall not be necessary. At each annual meeting of stockholders, directors of the applicable class whose term is then expiring shall be elected to hold office until the third following annual meeting of Stockholders and until their successors are duly qualified and elected or appointed or their office is otherwise vacated.
Only such persons who are nominated in accordance with the procedures set forth in the Nuverra Bylaws shall be eligible for election as directors of Nuverra.
Filling Vacancies on the Board of Directors
Select	Nuverra
The Select Bylaws provide that, subject to applicable law and the rights of the holders of any series of Preferred Stock then outstanding, any newly created directorship that results from an increase in the number of directors or any vacancy on the Select Board that results from the death, resignation, disqualification or removal of any director or from any other cause shall, unless otherwise required by law or by resolution of the Select Board, be filled solely by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or the sole remaining director, and shall not be filled by the stockholders.	The Nuverra Bylaws provide that, subject to applicable law and the rights of the holders of any series of Preferred Stock then outstanding, any newly created directorship that results from an increase in the number of directors or any vacancy on the Nuverra Board that results from the death, resignation, disqualification or removal of any director or from any other cause shall, unless otherwise required by law or by resolution of the Nuverra Board, be filled solely by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or the sole remaining director, and shall not be filled by the stockholders.
Any director elected to fill a vacancy not resulting from an increase in the number of directors shall hold office for the remaining term of his predecessor. No decrease in the number of authorized directors constituting the Select Board shall shorten the term of any incumbent director.	Any director elected to fill a vacancy shall serve for the unexpired term of his predecessor or until his successor is elected and qualified or until his earlier death, resignation or removal. No decrease in the number of authorized directors constituting the Nuverra Board shall shorten the term of any incumbent director.
Removal of Directors
Select	Nuverra
Subject to the rights of the holders of shares of any series of Preferred Stock, if any, to elect additional directors pursuant to the Select Charter (including any certificate of designation thereunder), any director may be removed at any time, either for or without cause, upon the affirmative vote of the holders of a majority of the voting power of the outstanding shares of stock of Select entitled to vote generally for the election of directors, voting together as a single class and acting at a meeting of the stockholders in accordance with the DGCL, the Select Charter and the Select Bylaws.	Subject to the rights of the holders of shares of any series of Preferred Stock, if any, to elect additional directors pursuant to the Nuverra Charter, no director may be removed before the expiration of his term of office except for cause and then only by the affirmative vote of the holders of not less than a majority of the voting power of all outstanding voting stock, voting together as a single class. The Nuverra Board may not remove any director, and no recommendation by the Nuverra Board that a director be removed may be made to the stockholders unless such recommendation is set forth in a resolution adopted by the affirmative vote of not less than 66-2/3% of the number of directors then in office.

Cumulative Voting
Select	Nuverra
Under the DGCL stockholders may cumulate their votes and either cast them for one candidate distribute them among two or more candidates in election of directors only if expressly authorized in a corporation’s certificate of incorporation. The Select Charter does not authorize cumulative voting.	Under the DGCL stockholders may cumulate their votes and either cast them for one candidate distribute them among two or more candidates in election of directors only if expressly authorized in a corporation’s certificate of incorporation. The Nuverra Charter does not authorize cumulative voting.
Director Nominations by Stockholders
Select	Nuverra
The Select Bylaws provide that nominations of persons for election to the Select Board may be made only (a) pursuant to Select’s notice of meeting (or any supplement thereto), (b) by or at the direction of the Select Board or any committee thereof or (c) by any stockholder of Select who (i) was a stockholder of record at the time of giving of notice provided for in the Select Bylaws and at the time of the annual meeting, (ii) is entitled to vote at the meeting and (iii) complies with the notice procedures and other requirements set forth in the Select Bylaws and applicable law. Section 2.9(A)(1)(c) of the Select Bylaws shall be the exclusive means for a stockholder to make nominations or submit other business (other than matters properly brought under Rule 14a-8 under the Exchange Act and included in Select’s notice of meeting) before an annual meeting of the stockholders.	The Nuverra Bylaws provide that nominations of persons for election to the Nuverra Board at a meeting of stockholders may be made only (i) by or at the direction of the Nuverra Board or (ii) by any stockholder entitled to vote for the election of directors at the meeting who satisfies the eligibility requirements set forth in the Nuverra Charter and who complies with the notice procedures set forth in the Nuverra Bylaws and the Nuverra Charter, provided, however, that Nuverra stockholders may not nominate persons for election to the Nuverra Board at any special meeting of stockholders unless the business to be transacted at such special meeting, as set forth in the notice of such meeting, includes the election of directors.

In addition to the general requirements for Select stockholder proposals discussed below, any stockholder notice relating to the nomination of Select directors must contain:
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the name and address of such stockholder;

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the number of shares of Select Common Stock, if any, owned directly and beneficially by the nominee;

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all information relating to such person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected);

In addition to any other information or matters required by the Nuverra Charter, any stockholder notice relating to the nomination of Nuverra directors must contain:
(i) as to each person whom the stockholder proposes to nominate for election or reelection as a director:
•
the exact name of such person;

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such person’s age, principal occupation, business address and telephone number and residence address and telephone number;

•
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the number of shares (if any) of each class of stock of Nuverra owned directly or indirectly by such person; and

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all other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Exchange Act or any

Select	Nuverra

•
a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such stockholder and Stockholder Associated Person, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such registrant; and

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a representation that such person intends to serve a full term, if elected as director;

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a completed and signed questionnaire, representation and agreement in a form provided by Select, which form the stockholder must request from the Secretary of Select in writing with no less than 7 days advance notice;

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a written representation and agreement (in the form provided by the Secretary of Select upon written request) that such person:

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is not and will not become a party to (1) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of Select, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to Select or (2) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of Select, with such person’s fiduciary duties under applicable law;

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is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than Select with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein; and

successor regulation thereto (including such person’s notarized written acceptance of such nomination, consent to being named in the proxy statement as a nominee and to serve as a director if elected);
(ii) as to the stockholder giving the notice and each Stockholder Associated Person (as defined in paragraph (g) of Section 2.13 of the Nuverra Bylaws):
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a description of each agreement, arrangement or understanding (whether written or oral) with any Stockholder Associated Person;

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the name and record address, as they appear on Nuverra’s books, of the stockholder proposing such business, such stockholder’s principal occupation and the name and address of any Stockholder Associated Person;

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the class or series and number of equity and other securities of Nuverra which are, directly or indirectly, held of record or beneficially owned by such Stockholder or by any Stockholder Associated Person, the dates on which such securities were acquired and documentary evidence of such record or beneficial ownership;

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any derivative positions with respect to shares of Nuverra’s capital stock held or beneficially held by or on behalf of such stockholder or Stockholder Associated Person, the extent to which any hedging or other transaction or series of transactions has been entered into with respect to shares of Nuverra’s capital stock by or on behalf of such stockholder or Stockholder Associated Person, and the extent to which any other agreement or understanding has been made, the effect or intent of which is to mitigate loss, manage risk or benefit share price changes, or increase or decrease the voting power of such stockholder or Stockholder Associated Person with respect to shares of Nuverra’s capital stock;

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the name of each person with whom such stockholder or Stockholder Associated Person has any agreement, arrangement or understanding (whether written or oral) (1) for the purposes of acquiring, holding, voting (except pursuant to a revocable proxy given to such person in response to a public proxy or consent solicitation made generally by such person to all holders of shares of Nuverra) or disposing of any shares of capital stock of Nuverra, (2) to cooperate in obtaining, changing

Select	Nuverra

•
in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of Select, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of Select.

or influencing the control of Nuverra, (3) with the effect or intent of increasing or decreasing the voting power of, or that contemplates any person voting together with, any such Stockholder or Stockholder Associated Person with respect to any shares of the capital stock of the Nuverra or any business proposed by the stockholder or (4) otherwise in connection with any business proposed by a stockholder and a description of each such agreement, arrangement or understanding;
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any other information relating to such stockholder and any Stockholder Associated Person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors in a contested election (even if a contested election is not involved) pursuant to Regulation 14A of the Exchange Act (or any successor provision thereto);

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a representation that the stockholder is a holder of record of capital stock of Nuverra entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such nomination; and

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a representation as to whether the stockholder or any Stockholder Associated Person intends, or is part of a group that intends, to (1) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the outstanding capital stock of Nuverra required to elect the nominee or (2) otherwise solicit proxies or votes from Stockholders in support of such nomination; and

(iii) a description of all arrangements or understandings between the stockholder giving the notice and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by such Stockholder.
The foregoing right of a stockholder to nominate a person for election or reelection to the Nuverra Board shall be subject to such conditions, restrictions and limitations as may be imposed by the Nuverra Charter, and shall not affect the rights of any holder of any series of preferred stock of Nuverra to elect directors pursuant to any applicable provisions of the Nuverra Charter. Nothing in the foregoing shall be deemed to affect any rights of stockholders to request inclusion of

Select	Nuverra
proposals in Nuverra’s proxy statement pursuant to the Exchange Act.
Stockholder Proposals
Select	Nuverra
The Select Bylaws provide that for business to be properly brought before an annual meeting by a Select stockholder, (a) the stockholder must have given timely notice thereof in writing to the Secretary of Select, (b) such other business must otherwise be a proper matter for stockholder action under the DGCL and (c) the record stockholder and the beneficial owner, if any, on whose behalf any such proposal or nomination is made, must have acted in accordance with the representations set forth in the Solicitation Statement required by the Select Bylaws. To be timely, a stockholder’s notice must be received by the Secretary of Select at the principal executive offices of Select not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that subject to the following sentence, in the event that the date of the annual meeting is scheduled for a date that is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so received not later than the 10th day following the day on which public announcement of the date of such meeting is first made by Select. In no event shall any adjournment, recess or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above.
The Nuverra Bylaws provide certain requirements that must be met for business to be properly brought before an annual meeting of stockholders by a Nuverra stockholder: (1) such Nuverra stockholder must be a stockholder of record at the time of the giving of the required notice described below, who is entitled to vote at the meeting, and who complies with the following notice procedures and (2) such stockholder must have given timely notice of such business in proper written form to Nuverra’s Corporate Secretary.
The Nuverra Bylaws provide that to be timely, a stockholder’s notice must be delivered to Nuverra’s Corporate Secretary at its principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. However, if the date of the annual meeting is advanced by more than 30 days prior to or more than 60 days after the anniversary of the prior year’s annual meeting, notice by a stockholder for the current year’s annual meeting must be delivered (A) not earlier than the close of business on the 120th calendar day prior to such annual meeting nor (B) later than the close of business on the 10th calendar day following the earlier of (1) the day on which notice of the meeting was mailed or (2) the day on which Nuverra first publicly announces the date of such meeting.

Any such notice shall include, as to the business that the stockholder proposes to bring before the meeting:
•
a brief description of the business desired to be brought before the meeting;

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the reasons for conducting such business at the meeting and any material interest of such stockholder and Stockholder Associated Person, if any, in such business;

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the text of the proposal or business (including the text of any resolutions proposed for consideration); and

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a complete and accurate description of all agreements, arrangements and understandings between or among such stockholder and such

To be in proper written form, the stockholder’s notice must set forth as to each matter such stockholder proposes to bring before the annual meeting
•
the name and record address of such stockholder;

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the class or series and number of shares of capital stock of Nuverra that are owned beneficially or of record by such stockholder;

•
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a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) with respect to the proposal;

•
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any derivative positions with respect to shares of Nuverra’s capital stock held or beneficially

Select	Nuverra

stockholder’s Stockholder Associated Person, if any, and the name and address of any other person(s) or entity or entities in connection with the proposal of such business by such stockholder.
Any such notice shall include, as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made:
•
the name and address of such stockholder, as they appear on the Corporation’s books, and of such stockholder’s Stockholder Associated Person (as defined in Section 2.9(C)(2)), if any;

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the class or series and number of shares of Select that are, directly or indirectly, owned beneficially and of record by such stockholder and such beneficial owner;

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any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares Select or with a value derived in whole or in part from the value of any class or series of shares of Select, whether or not such instrument or right shall be subject to settlement in the underlying class or series of stock of Select or otherwise (a “Derivative Instrument”), directly or indirectly owned beneficially by such stockholder or by any Stockholder Associated Person and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of Select held by such stockholder or by any Stockholder Associated Person;

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a complete and accurate description of any agreement, arrangement or understanding between or among such stockholder and such stockholder’s Stockholder Associated Person and any other person or persons in connection with such stockholder’s director nomination and the name and address of any other person(s) or entity or entities known to the stockholder to support such nomination;

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a description of any proxy, contract, arrangement, understanding or relationship pursuant to which such stockholder or any Stockholder Associated Person has a right to vote, directly or indirectly, any shares of any security of Select;

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any short interest in any security of Select held

held by or on behalf of such stockholder, the extent to which any hedging or other transaction or series of transactions has been entered into with respect to shares of the Nuverra’s capital stock by or on behalf of such stockholder, and the extent to which any other agreement or understanding has been made, the effect or intent of which is to mitigate loss, manage risk or benefit share price changes, or increase or decrease the voting power of such stockholder with respect to shares of Nuverra’s capital stock;
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a representation that such stockholder is a holder of record entitled to vote at the annual meeting and intends to appear in person or by proxy at the annual meeting to propose such business at the annual meeting;

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a representation whether the stockholder intends or is part of a group which intends (A) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of Nuverra’s outstanding capital stock required to adopt the proposal and/or (B) otherwise to solicit proxies from stockholders in support of such proposal; and

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any other information relating to such stockholder required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the proposal pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder.

In addition, the stockholder’s notice with respect to any other business (other than the nomination of persons for the election of directors) must set forth:
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a brief description of the business desired to be brought before the annual meeting

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the text of the proposal or business (including the text of any resolutions proposed for consideration);

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the reasons for conducting such business at the annual meeting; and

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any material interest in such business of such stockholder.

Select	Nuverra

by such stockholder or any Stockholder Associated Person (for purposes of these Bylaws, a person shall be deemed to have a “short interest” in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security);
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any rights to dividends on the shares of Select owned beneficially by such stockholder or by any Stockholder Associated Person that are separated or separable from the underlying shares of Select;

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any proportionate interest in shares of Select or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder or any Stockholder Associated Person is a general partner or, directly or indirectly, beneficially owns an interest in a general partner;

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any performance-related fees (other than an asset-based fee) that such stockholder or any Stockholder Associated Person is entitled to based on any increase or decrease in the value of shares of Select or Derivative Instruments, if any, as of the date of such notice, including, without limitation, any such interests held by members of such stockholder’s or any Stockholder Associated Person’s immediate family sharing the same household (which information shall be supplemented by such stockholder and any Stockholder Associated Person, if any, not later than ten days after the record date for determining the stockholders entitled to vote at the meeting to disclose such ownership as of the record date; provided, that if such date is after the date of the meeting, not later than the day prior to the meeting);

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any other information relating to such stockholder and any Stockholder Associated Person, if any, that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies for, as applicable, the proposal or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder;

•
a representation that the stockholder is a holder of record of stock of Select entitled to vote at

Select	Nuverra

such meeting and intends to appear in person or by proxy at the meeting to bring such nomination or other business before the meeting;
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a representation as to whether or not such stockholder or any Stockholder Associated Person will deliver a proxy statement or form of proxy to holders of at least the percentage of the voting power of Select’s outstanding stock required to approve or adopt the proposal or, in the case of a nomination or nominations, at least the percentage of the voting power of Select’s outstanding stock reasonably believed by the stockholder or Stockholder Associated Person, as the case may be, to be sufficient to elect such nominee or nominees (such representation, a “Solicitation Statement”).

Stockholder Action by Written Consent
Select	Nuverra
The DGCL provides that, unless otherwise stated in the certificate of incorporation, any action which may be taken at an annual meeting or special meeting of stockholders may be taken without a meeting, if a consent in writing is signed by the holders of the outstanding stock having the minimum number of votes necessary to authorize the action at a meeting of stockholders.	The DGCL provides that, unless otherwise stated in the certificate of incorporation, any action which may be taken at an annual meeting or special meeting of stockholders may be taken without a meeting, if a consent in writing is signed by the holders of the outstanding stock having the minimum number of votes necessary to authorize the action at a meeting of stockholders.
The Select Charter provides that, subject to the rights of holders of any series of Preferred Stock with respect to such series of Preferred Stock, any action required or permitted to be taken by the stockholders of Select must be taken at a duly held annual or special meeting of stockholders and may not be taken by any consent in writing of such stockholders.	The Nuverra Charter provides that, subject to the rights of holders of any series of Preferred Stock with respect to such series of Preferred Stock, so long as the Nuverra Designated Stockholders and their affiliates own 25% or more of the voting power of its issued and outstanding common stock, any meeting and vote of stockholders may be dispensed with and the action taken without such meeting or vote, if a consent in writing, setting forth the action to be taken, shall be signed by stockholders having the votes necessary to authorize or take such action. Prompt notice of the taking of any such corporate action without a meeting by less than unanimous written consent shall, to the extent required by applicable law, be given to those stockholders who have not consented in writing.
Preemptive Rights
Select	Nuverra
The shares of Select Common Stock have no preemptive or conversion rights and are not subject to further calls or assessment by Select.	The shares of Nuverra Common Stock have no preemptive or conversion rights and are not subject to further calls or assessment by Nuverra.

Certificate of Incorporation Amendments
Select	Nuverra

The Select Charter provides that Select shall have the right, subject to any express provisions or restrictions contained in the Select Charter, from time to time, to amend the Select Charter or any provision thereof in any manner now or thereafter provided by applicable law, and all rights and powers of any kind conferred upon a director or stockholder of Select by the Select Charter or any amendment thereof are subject to such right of Select.
Notwithstanding anything contained in the Select Charter or Select Bylaws (and in addition to any other vote that may be required by applicable law or the Select Charter), the affirmative vote of the holders of a majority in voting power of the outstanding shares of stock of Select entitled to vote thereon, voting together as a single class, shall be required to amend, alter or repeal any provision of the Select Charter.

Nuverra shall have the right, from time to time, to amend the Nuverra Charter in accordance with Section 242 of the DGCL and in the manners described therein.
Pursuant to Section 242 of the DGCL, the Nuverra Board shall adopt a resolution with the proposed amendment declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders.
The holders of a majority of the voting power of all of the outstanding shares of Nuverra entitled to vote at the meeting, represented in person or by proxy, will constitute a quorum at a meeting of stockholders, except as otherwise provided by applicable law, the Nuverra Charter or the Nuverra Bylaws.

Bylaw Amendments
Select	Nuverra
The Select Charter and Select Bylaws provide that the Select Board has the power to adopt, amend or repeal the Select Bylaws. Any adoption, amendment or repeal of the Select Bylaws by the Select Board requires approval by the majority of the Select Board. Stockholders shall also have the power to adopt, amend or repeal the Select Bylaws by the affirmative vote of more than 50% in voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class. No Bylaws made or adopted, nor any repeal of or amendment thereto, shall invalidate any prior act of the Select Board that was valid at the time it was taken.	The Nuverra Charter and the Nuverra Bylaws provide that the Nuverra Bylaws may be altered, amended or repealed or new bylaws may be adopted by the affirmative vote of a majority of the directors then in office; provided, however, that no such action shall be taken at any special meeting of the Nuverra Board unless notice of such action is contained in the notice of such special meeting. The Nuverra Bylaws may not be altered, amended or rescinded, nor may new bylaws be adopted, by the Stockholders except by the affirmative vote of the holders of not less than 66-2/3% of all outstanding voting stock, voting together as a single class.
Indemnification of Directors and Officers
Select	Nuverra
Select will indemnify and hold harmless any person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of Select or, while a director or officer of Select, is or was serving at the request of Select as a	The Nuverra Charter and the Nuverra Bylaws provide that to the maximum extent permitted under the laws of the State of Delaware, Nuverra shall indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of Nuverra and who is made a party to the proceeding

Select	Nuverra

director, officer, trustee, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (a “Covered Person”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, trustee, employee or agent, or in any other capacity while serving as a director, officer, trustee, employee or agent, against all expenses, liability and loss (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by such Covered Person in connection with such proceeding.
Select will pay the expenses (including attorneys’ fees) incurred by a Covered Person in defending any proceeding in advance of its final disposition; provided, however, that such payment of expenses in advance of the final disposition of the proceeding will be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined by final judicial decision from which there is no further right to appeal (hereinafter, a “final adjudication”) that the Covered Person is not entitled to be indemnified.
The rights to indemnification and advancement of expenses under Select’s Bylaws are contract rights that apply to a Covered Person even after he or she has ceased to be a director, officer, trustee, employee or agent and will inure to the benefit of his heirs, executors and administrators. Select will indemnify and advance expenses to a Covered Person in connection with a proceeding (or part thereof) initiated by such Covered Person only if such proceeding (or part thereof) was authorized by the Select Board.

by reason of his service in that capacity or (b) any individual who, while a director or officer of Nuverra and at the request of Nuverra, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his service in that capacity against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them, unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (A) was committed in bad faith or (B) was the result of active and deliberate dishonesty, (ii) the director or officer actually received an improper personal benefit, or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.
Nuverra may, with the approval of the Nuverra Board, provide such indemnification and advance for expenses to a person who served a predecessor of Nuverra in any of the capacities described in (a) or (b) above and to any employee or agent of Nuverra or a predecessor of Nuverra.
Nuverra shall, as a condition to advancing expenses to a director or officer, obtain a written undertaking by or on behalf of such director or officer to repay the amount paid or reimbursed by Nuverra if it shall ultimately be determined that such persons are not entitled to be indemnified by Nuverra under Delaware law or any applicable contract.

If a claim for indemnification (following the final adjudication) is not paid in full within 60 days after Select has received a claim therefor by the Covered Person, or if a claim for any advancement of expenses is not paid in full within 30 days after Select has received a statement requesting such amounts to be advanced, the Covered Person shall be entitled to file suit to recover the unpaid amount of such claim. If successful in whole or in part, the Covered Person will be entitled to be paid the expense of prosecuting such claim. In any such action, Select has the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses.
Select (1) will be the indemnitor of first resort with

The rights to indemnification and advancement of expenses under Nuverra’s Bylaws shall continue as to any person who has ceased to be a director or officer of Nuverra and shall inure to the benefit of the estate, executors, administrators, heirs, legatees and devisees of any person entitled to indemnification under Nuverra’s Bylaws.
The Nuverra Board may authorize Nuverra to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Nuverra, or is or was serving at the request of Nuverra as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any

Select	Nuverra
respect to any proceeding, expense, liability or matter, (2) Select will be primarily liable for any indemnification afforded to a Covered Person in respect of a proceeding, expense, liability or similar matter whether created by law, organizational or constituent documents, contract or otherwise, (3) any obligation of any persons with whom or which a Covered Person may be associated to indemnify such Covered Person and/or advance expenses or liabilities to such Covered Person in respect of any proceeding will be secondary to the obligations of Select, (4) Select will be required to indemnify each Covered Person and advance expenses to each Covered Person without regard to any rights such Covered Person may have against any other person with whom or which such Covered Person may be associated or insurer of any such person, and (5) Select irrevocably waives, relinquishes and releases any other person with whom or which a Covered Person may be associated from any claim of contribution, subrogation or any other recovery of any kind in respect of amounts paid by Select.	such capacity, or arising out of his status as such, whether or not Nuverra would have the power to indemnify him against such liability under the provisions of the Nuverra Charter and applicable Delaware law.
Limitation of Liability of Directors
Select	Nuverra
The Select Charter provides that no director of Select shall be liable to Select or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. In addition to the circumstances in which a director of Select is not personally liable as set forth in the preceding sentence, a director of Select shall not be liable to the fullest extent permitted by any amendment to the DGCL hereafter enacted that further limits the liability of a director. For the avoidance of all doubt, notwithstanding any other provision in the Select Charter, no amendment to, modification of or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of Select for or with respect to any acts or omissions of such director occurring prior to such amendment, modification or repeal.
The Nuverra Charter and the Nuverra Bylaws limit Nuverra’s directors’ and officers’ liability to the fullest extent permitted under the DGCL. Specifically, Article Sixth of the Nuverra Charter provides that its directors and officers will not be liable for monetary damages for any breach of fiduciary duty by a director or officer, except
•
for any breach of the director’s duty of loyalty to Nuverra or its stockholders;

•
for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•
for any matter in respect of which such director shall be liable under Section 174 of Title 8 of the DGCL or any amendment thereto or successor provision thereof; or

•
for any transaction from which the director derived an improper personal benefit.

Neither amendment nor repeal of Article Sixth nor the adoption of any provision of the Nuverra Charter inconsistent with such Article shall eliminate or reduce the effect of such Article in respect of any matter occurring, or any cause of action, suit or claim that, but for such Article,

Select	Nuverra
would accrue or arise, prior to such amendment, repeal or adoption of any inconsistent provision. Further, Nuverra’s directors or officers shall not be liable to the fullest extent permitted by any amendment to the DGCL hereafter enacted that further limits the liability of directors or officers.
Certain Business Combinations
Select	Nuverra

In general, Section 203 of the DGCL provides that, subject to certain exceptions set forth therein, a Delaware corporation will not engage in any business combinations with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless: (i) the transaction is approved by the board of directors before the date the interested stockholder attained that status; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of Select outstanding at the time the transaction commenced; or (iii) on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.
For purposes of Section 203 of the DGCL, a business combination is defined to include a merger or consolidation, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an interested stockholder is defined to include (i) any person that is the owner of 15% or more of the outstanding voting stock of Select, or is an affiliate or associate of Select and was the owner of 15% or more of the outstanding voting stock of Select at any time within three years immediately prior to the date of determination and (ii) the affiliates and associates of such person.
Select has opted out of Section 203 of the DGCL. The Select Charter contains, however, provisions that are similar to Section 203 of the DGCL (except with respect to certain of Select’s owners prior to Select’s initial public offering, including Crestview Partners II GP, L.P., B-29 Investments, LP, and SCF-VI, L.P., SCF-VII, L.P. and SCF-VII(A), L.P., and any funds, limited partnerships or other investment entities or vehicles managed or controlled by SCF Partners, Inc.).

Nuverra has opted out of Section 203 of the DGCL. The Nuverra Charter contains, however, provisions that are similar to Section 203 of the DGCL as follows:
Nuverra shall not engage in any business combination with any Interested Stockholder (as defined below) for a period of three years following the time that such stockholder became an Interested Stockholder, unless: (a) prior to such time, the Nuverra Board approved either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder, or (b) upon consummation of the transaction which resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the Voting Stock outstanding at the time the transaction commenced, or (c) at or subsequent to such time, the business combination is approved by the Nuverra Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the Interested Stockholder.
However, the above restrictions contained in the second paragraph shall not apply if the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the second sentence of this paragraph; (ii) is with or by a person who either was not an Interested Stockholder during the previous three years or who became an Interested Stockholder with the approval of the Nuverra Board; and (iii) is approved or not opposed by a majority of the directors then in office (but not less than one) who were directors prior to any person becoming an Interested Stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding

Select	Nuverra

sentence are limited to (x) a merger or consolidation of Nuverra (except for a merger in respect of which, pursuant to Section 251(f) of the DGCL, no vote of the stockholders of Nuverra is required); (y) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of Nuverra or of any direct or indirect majority-owned subsidiary of Nuverra (other than to any direct or indirect wholly-owned subsidiary or to Nuverra) having an aggregate market value equal to 50% or more of either the aggregate market value of all of the assets of Nuverra determined on a consolidated basis or the aggregate market value of all the outstanding stock of Nuverra; or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of Nuverra.
Further, the above restrictions contained in the second paragraph shall not apply if a stockholder becomes an Interested Stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an Interested Stockholder; and (ii) would not, at any time within the three-year period immediately prior to a business combination between Nuverra and such stockholder, have been an Interested Stockholder but for the inadvertent acquisition of ownership.
“Interested Stockholder” means any person (other than Nuverra or any direct or indirect majority-owned subsidiary of Nuverra) that (i) is the owner of 15% or more of the outstanding voting stock, or (ii) is an affiliate or associate of Nuverra and was the owner of 15% or more of the outstanding voting stock at any time within the three (3) year period immediately prior to the date on which it is sought to be determined whether such person is an Interested Stockholder; and the affiliates and associates of such person; but “Interested Stockholder” shall not include (a) the Nuverra Designated Stockholders, any direct or indirect transferees of the foregoing, or any of their respective affiliates or successors or any “group”, or any member of any such group, to which such persons are a party under Rule 13d-5 of the Exchange Act or (b) any person whose ownership of shares in excess of 15% limitation set forth herein is the result of any action taken solely by Nuverra, provided that such person shall be an Interested Stockholder if thereafter such person acquires additional voting stock, except as a result of further

Select	Nuverra
corporate action not caused, directly or indirectly, by such person.
Vote Required for Certain Stockholder Actions in Connection with the Integrated Mergers
Select	Nuverra
No vote is required of the holders of Select Common Stock in connection with the Integrated Mergers.
The approval of the holders of a majority of the outstanding Nuverra Common Stock is required to approve the adoption of the Merger Agreement and the other transactions contemplated by the Merger Agreement.
The Nuverra Designated Stockholders, who collectively own approximately 84% of the outstanding Nuverra Common Stock, have each entered into a support agreement pursuant to which such Nuverra Designated Stockholder has agreed, subject to the terms and conditions of such support agreement, to execute and return a written consent approving the Merger Agreement and each of the matters for which Nuverra is soliciting consents of the holders of Nuverra Common Stock in accordance with the Merger Agreement within 24 hours after the registration statement, of which this consent statement/prospectus forms a part, becomes effective under the Securities Act. The delivery of the written consents by the Nuverra Designated Stockholders will be sufficient to approve the adoption of the Merger Agreement and the Transaction-Related Compensation Proposal. When the Nuverra Designated Stockholders execute and return their written consents approving the Merger Agreement and the Transaction-Related Compensation Proposal, no other consents from the other Nuverra Common Stockholders will be required to approve the adoption of the Merger Agreement and the Transaction-Related Compensation Proposal.

Forum Selection
Select	Nuverra

The Select Charter provides that unless Select consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:
•
any derivative action or proceeding brought on Select’s behalf;

•
any action asserting a claim of breach of a fiduciary duty owed by any of Select’s directors, officers, employees or agents to Select or Select’s stockholders;

The Nuverra Charter provides that unless Nuverra consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery shall not have jurisdiction, another state court located within the state of Delaware, or if no such state court shall have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum to bring
(i)
any derivative action or proceeding brought on

Select	Nuverra

•
any action asserting a claim against Select or any director or officer or other employee or agent of Select arising pursuant to any provision of the DGCL, Select’s amended and restated certificate of incorporation or amended and restated bylaws; or

•
any action asserting a claim against Select or any director or officer or other employee or agent of Select that is governed by the internal affairs doctrine;

in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

behalf of Nuverra;
(ii)
any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of Nuverra to Nuverra or Nuverra’s stockholders;

(iii)
any action asserting a claim against Nuverra, its directors, officers, employees or agents arising pursuant to any provision of the DGCL, the Nuverra Charter or the Nuverra bylaws (as each may be amended from time to time); or

(iv)
any action asserting a claim against Nuverra, its directors, officers or employees governed by the internal affairs doctrine, except as to each of (i) through (iv) above, for any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination).

Appraisal Rights and Dissenters’ Rights
Select	Nuverra
As Select is a Delaware corporation subject to the DGCL, the stockholders of Select have those appraisal rights provided by Section 262 of the DGCL, to the extent applicable, provided they satisfy the special criteria and conditions set forth in Section 262 of the DGCL.	As Nuverra is a Delaware corporation subject to the DGCL, the stockholders of Nuverra have those appraisal rights provided by Section 262 of the DGCL, to the extent applicable, provided they satisfy the special criteria and conditions set forth in Section 262 of the DGCL.
Under Section 262 of the DGCL, Select stockholders are not entitled to appraisal or dissenters’ rights in connection with the Integrated Mergers.	Under Section 262 of the DGCL, Nuverra stockholders are not entitled to appraisal or dissenters’ rights in connection with the Integrated Mergers.

BENEFICIAL OWNERSHIP OF SELECT AND NUVERRA
Certain Beneficial Owners of Select Common Stock
The following table sets forth information regarding the beneficial ownership of Select Common Stock as of December 30, 2021 based on information filed with the SEC or obtained from the persons named below, with respect to the beneficial ownership of shares of Select Common Stock by:
•
each person known by Select to be the beneficial owner of more than 5% of the outstanding shares of Select Common Stock;

•
each of Select’s executive officers and directors (including its nominees) that beneficially owns shares of Select Common Stock; and

•
all of Select’s executive officers and directors as a group.

Unless otherwise indicated, all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. Other than as specifically noted below, the mailing address for each listed beneficial owner is in care of Select Energy Services, Inc., 1233 West Loop South, Suite 1400, Houston, Texas 77027. The percentages are based on 94,172,920 shares of Class A common stock and 16,221,101 shares of Class B common stock outstanding.
Name of Beneficial Owner	Class A Common Stock		Class B Common Stock		Combined Voting Power(1)(2)
	Number	Percentage	Number	Percentage	Number	Percentage
5% Stockholders:
SCF Group(3)	13,809,154	14.7%	—	—	13,809,154	12.5%
SES Legacy Holdings, LLC(4)(5)	—	—	16,221,101	100.0%	16,221,101	14.7%
Crestview Partners(6)	3,880,342	4.1%	16,221,101	100.0%	20,101,443	18.2%
BlackRock, Inc.(7)	5,057,713	5.4%	—	—	5,057,713	4.6%
Directors and Named Executive Officers:
John D. Schmitz(8)	6,665,002	7.1%	—	—	6,665,002	6.0%
Holli C. Ladhani	—	—	—	—	—	—
Nick L. Swyka	170,330	*	—	—	170,330	*
Adam R. Law(9)	159,039	*	—	—	159,039	*
Paul L. Pistono(10)	303,663	*	—	—	303,663	*
Cody J. Ortowski(11)	1,443,944	1.5%	—	—	1,443,944	1.3%
Robert V. Delaney	—	—	—	—	—	—
David C. Baldwin(12)	60,136	*	—	—	60,136	*
Douglas J. Wall(13)	98,485	*	—	—	98,485	*
Richard A. Burnett(14)	70,720	*	—	—	70,720	*
Troy W. Thacker	43,739	*	—	—	43,739	*
David A. Trice(15)	94,731	*	—	—	94,731	*
Gayle Burleson	23,062	*	—	—	23,062	*
All Executive Officers and Directors as a Group (14 persons)	9,473,332	10.1%	—	—	9,473,332	8.6%

*
Less than 1%.

(1)
For each stockholder, in accordance with Rule 13d-3 promulgated under the Exchange Act, this percentage is determined by assuming the named stockholder exercises all options, warrants and other instruments pursuant to which the stockholder has the right to acquire shares of Select Common Stock within 60 days, but that no other person exercises any options, warrants or other purchase rights (except with respect to the calculation of the beneficial ownership of all directors and executive officers as a group, for which the percentage assumes that all directors and executive officers exercise any options, warrants or other purchase rights).
(2)
Represents percentage of voting power of Select Class A Common Stock and Select Class B Common Stock voting together as a single class. Each holder of common units (each, an “SES Holdings LLC Unit”) in SES Holdings holds one share of Select Class B Common Stock for each SES Holdings LLC Unit that it owns. Each share of Select Class B Common Stock has no economic rights, but entitles the holder thereof to one vote.

(3)
The board of directors of SCF GP LLC (“SCF GP”), the ultimate general partner of SCF-VI, L.P., SCF-VII, L.P. and SCF-VII(A), L.P. (collectively, the “SCF Group”), has voting and investment control over the securities owned by the SCF Group. The board of directors of SCF GP consists of David C. Baldwin, Anthony F. DeLuca, L.E. Simmons, and Andrew L. Waite. Because SCF-VI, L.P., SCF-VII, L.P. and SCF-VII(A), L.P. are controlled by SCF GP, these entities may be considered to be a group for purposes of Section 13(d)(3) under the Exchange Act. As a group, the SCF Group beneficially owns 13,809,154 shares of Select Class A Common Stock in the aggregate. This beneficial ownership includes 6,391,583 shares of Select Class A Common Stock held by SCF-VI, L.P., 6,374,474 shares of Select Class A Common Stock held by SCF-VII, L.P. and 1,043,097 shares of Select Class A Common Stock held by SCF-VII(A), L.P. The address for SCF-VI, L.P., SCF-VII, L.P. and SCF-VII(A), L.P. is 600 Travis Street, Suite 6600, Houston, Texas 77002.

(4)
Subject to the terms of the limited liability company agreement of SES Holdings, SES Legacy Holdings, LLC (“Legacy Owner Holdco”) (or its members) (and its permitted transferees, including certain members of Legacy Owner Holdco, under the SES Holdings LLC Agreement) has the right to exchange all or a portion of its SES Holdings LLC Units (together with a corresponding number of shares of Select Class B Common Stock) for Select Class A Common Stock at an exchange ratio of one share of Select Class A Common Stock for each SES Holdings LLC Unit (and corresponding share of Select Class B Common Stock) exchanged. The exchange of all outstanding shares of Select Class B Common Stock (along with the corresponding SES Holdings LLC Units) for shares of Select Class A Common Stock would result in the issuance of an additional 16,221,101 shares of Select Class A Common Stock. Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of a security as to which that person, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares voting power and/or investment power of such security and as to which that person has the right to acquire beneficial ownership of such security within 60 days. Select has the option to deliver cash in lieu of shares of Select Class A Common Stock upon the exercise by Legacy Owner Holdco (or any transferee) of the exchange right described above. As a result, beneficial ownership of Select Class B Common Stock and SES Holdings LLC Units is not reflected as beneficial ownership of shares of Select Class A Common Stock for which such units and stock may be exchanged. The address for SES Legacy Holdings, LLC is c/o Select, 1233 W. Loop South, Suite 1400, Houston, Texas 77027.

(5)
The board of managers of Legacy Owner Holdco has voting and dispositive power over the shares held by it. The board of managers of Legacy Owner Holdco consists of two representatives of Crestview Partners II SES Investment, LLC (“Crestview Holdings A”), Adam J. Klein and Robert Delaney (a member of the Select Board), and John D. Schmitz (Select’s President, Chief Executive Officer and Chairman), and is controlled by Crestview Partners II GP, L.P. (“Crestview GP”).

(6)
Based on information obtained from a Schedule 13G/A jointly filed with the SEC on February 11, 2021 by Crestview GP, Crestview Holdings A, Crestview Partners II SES Investment B, LLC (“Crestview Holdings B”), and Crestview Advisors, L.L.C. (“Crestview Advisors” and together with Crestview GP, Crestview Holdings A and Crestview Holdings B, “Crestview Partners”), Crestview Partners has voting and dispositive power with respect to 20,101,443 shares of Select Class A Common Stock. Represents 16,221,101 shares of Select Class B Common Stock and corresponding SES Holdings LLC Units held directly by Legacy Owner Holdco, 3,802,972 shares of Select Class A Common Stock held directly by Crestview Holdings B, 50,334 shares of Select Class A Common Stock held directly by Crestview Advisors, and 27,036 restricted shares of Select Class A Common Stock held directly by Mr. Delaney, in each case for which Crestview Partners may be deemed to be the beneficial owner. Mr. Delaney has assigned all rights, title and interest in the Select Class A Common Stock underlying the restricted shares to Crestview Partners.

(7)
Based on information obtained from a Schedule 13G filed with the SEC on February 1, 2021. The address for BlackRock, Inc. is 55 East 52nd Street, New York, New York 10055.

(8)
Represents 5,325,444 shares of Select Class A Common Stock held directly by B-29 Holdings, LP, 399,684 shares of Select Class A Common Stock held directly by B-29 Investments, LP and 939,874 shares of Select Class A Common Stock held directly by Mr. Schmitz. John D. Schmitz has voting and dispositive power over shares held by B-29 Holdings, LP and B-29 Investments, LP.

(9)
Of the 159,039 shares of Select Class A Common Stock beneficially owned by Mr. Law, 8,002 shares are deemed beneficially owned by Mr. Law pursuant to the outstanding options that Mr. Law owns.

(10)
Of the 303,663 shares of Select Class A Common Stock beneficially owned by Mr. Pistono, 144,788 shares are deemed beneficially owned by Mr. Pistono pursuant to the outstanding options that Mr. Pistono owns.

(11)
Of the 1,443,944 shares of Select Class A Common Stock beneficially owned by Mr. Ortowski, 130,318 shares are deemed beneficially owned by Mr. Ortowski pursuant to the outstanding options that Mr. Ortowski owns and 1,120,437 shares of Select Class A Common Stock are held directly by Proactive Investments, LP. Mr. Ortowski has voting and dispositive power over shares held by Proactive Investments, LP.

(12)
As Co-President of SCF Partners, Inc., David C. Baldwin may be deemed to have dispositive power over the 13,809,154 shares of Select Class A Common Stock owned by the SCF Group. Mr. Baldwin disclaims beneficial ownership of all such interests.

(13)
Of the 98,485 shares of Select Class A Common Stock beneficially owned by Mr. Wall, 37,507 shares are deemed beneficially owned by Mr. Wall pursuant to the outstanding options that Mr. Wall owns.

(14)
Of the 70,720 shares of Select Class A Common Stock beneficially owned by Mr. Burnett, 5,334 shares are deemed beneficially owned by Mr. Burnett pursuant to the outstanding options that Mr. Burnett owns.

(15)
Of the 94,731 shares of Select Class A Common Stock beneficially owned by Mr. Trice, 17,434 shares are deemed beneficially owned by Mr. Trice pursuant to the outstanding options that Mr. Trice owns.

Certain Beneficial Owners of Nuverra Common Stock
Beneficial ownership of shares and percentage ownership are determined in accordance with the rules of the SEC. Except as otherwise indicated by footnote, and subject to community property laws where applicable, the persons named in the table below have reported that they have sole voting and sole investment power with respect to all shares of common stock shown as beneficially owned by them.
Unless otherwise indicated, the address for each director and officer is c/o Nuverra Environmental Solutions, Inc., 11111 Katy Freeway, Suite 1006, Houston, Texas 77079. The information in this table is based on statements in filings with the SEC, or other reliable information available to Nuverra.
The following table sets forth information known to Nuverra regarding the beneficial ownership of its common stock as of December 27, 2021 by (i) each of Nuverra’s directors, (ii) each of Nuverra’s named executive officers, and (iii) all of Nuverra’s directors and executive officers as a group. An individual’s percentage ownership of common stock outstanding is based on 16,209,621 shares of Nuverra Common Stock outstanding as of December 27, 2021. Pursuant to Rule 13d-3(d)(1) under the Exchange Act, shares of common stock subject to stock options currently exercisable or exercisable within 60 days, as well as shares of common stock issuable upon the settlement of vested restricted stock units, are deemed outstanding for purposes of computing the percentage ownership of the person holding such securities and the management group but are not deemed outstanding for computing the percentage ownership of any other person.

Name of Beneficial Owner	Shares of Nuverra Common Stock Beneficially Owned
	Amount and Nature of Beneficial Ownership	Percent of Class
Named Executive Officers and Directors
Charles K. Thompson
Chairman of the Board and Chief Executive Officer	265,122	*
Robert Y. Fox(1)
Former President and Chief Operating Officer	62,032	*
Joseph M. Crabb
Executive Vice President, Chief Legal Officer and Corporate Secretary	59,000	*
Michael Y. McGovern(2)
Director	47,857	*
David J. Nightingale(3)
Director	—	*
Shares owned by executive officers and directors as a group	434,011	*

*
Less than 1% of shares outstanding

(1)
Mr. Robert Fox, Nuverra’s former President and Chief Operating Officer, and one of its named executive officers, departed Nuverra on July 23, 2021. Excludes shares issuable upon settlement of time-based Nuverra RSU Awards that vested upon termination of employment that covered a total of 84,338 shares. Mr. Fox’s beneficial ownership is based upon information known to Nuverra at the time of Mr. Fox’s departure.

(2)
Excludes 22,959 shares of restricted stock granted under the 2018 Restricted Stock Plan for Directors (the “Directors Plan”) on April 21, 2021, which vest on the first anniversary of the grant date and are subject to acceleration upon the occurrence of certain events as set forth in the Directors Plan, including a change of control of Nuverra.

(3)
Excludes 17,220 shares of restricted stock granted under the Directors Plan on April 21, 2021, which vest on the first anniversary of the grant date and are subject to acceleration upon the occurrence of certain events as set forth in the Directors Plan, including a change of control of Nuverra.

The following table sets forth information known to Nuverra regarding the beneficial ownership of common stock as of December 27, 2021 of persons or groups that own or have the right to acquire more than 5% of Nuverra’s common stock.
Name and Address of Beneficial Owner	Shares Beneficially Owned
	Amount and Nature of Beneficial Ownership	Percent of Class
Ascribe II Investments LLC(1) (2)	7,021,879	43.32%
Ascribe III Investments LLC
299 Park Avenue, 34th Floor, New York, NY 10171
ECF Value Fund, LP(2)(3)	6,626,660	40.88%
ECF Value Fund II, LP
ECF Value Fund International Master, LP
1177 Ave. of Americas, 46th Floor, New York, NY 10036

(1)
Ascribe is the investment manager of Ascribe III Investments LLC (“Fund III”). Ascribe Management LLC (“Ascribe Management”) is the investment manager of Ascribe II Investments LLC (“Fund II”,

and together with Fund III, the “Ascribe Funds”). The Ascribe Funds hold Common Stock. American Securities LLC (“American Securities”) is the 50% owner of and controls Ascribe and Ascribe Management. Birch Grove Capital Holdings, LP is the owner of the remaining 50% of Ascribe and Ascribe Management. Ascribe Opportunities Fund III, L.P. (“Opportunities III”) and Ascribe Opportunities Fund III(B), L.P. (“Opportunities III(B)”) are the sole members of Fund III. Ascribe Associates III, LLC (“Associates III”) is the general partner of Opportunities III and Opportunities III(B). Ascribe Opportunities Fund II, L.P. (“Opportunities II”) and Ascribe Opportunities Fund II(B), L.P. (“Opportunities II(B)”) are the sole members of Fund II. Ascribe Associates II, LLC (“Associates II”) is the general partner of Opportunities II and Opportunities II(B). Mr. Jonathan Berger is the Chief Executive Officer and Chief Investment Officer and Mr. Andrew Fink is President of each of Ascribe and Ascribe Management, which are the investment managers to the Ascribe Funds, and may be deemed to have voting and dispositive power over the shares of Common Stock held by each of the Ascribe Funds. Each of Ascribe, Ascribe Management, American Securities, Associates III, Opportunities III, Opportunities III(B), Associates II, Opportunities II, Opportunities II(B) and Mr. Berger and Mr. Fink may be deemed to share beneficial ownership of the Common Stock held by the Ascribe Funds. Each of Ascribe, Ascribe Management, American Securities, Associates III, Opportunities III, Opportunities III(B), Associates II, Opportunities II, Opportunities II(B) and Mr. Berger and Mr. Fink disclaims beneficial ownership of the Common Stock held by the Ascribe Funds, except to the extent of its pecuniary interests. Number of shares beneficially owned is based solely on a Schedule 13D filed jointly with the SEC on January 7, 2019 by (i) Ascribe Capital; (ii) American Securities; (iii) Ascribe Funds; (iv) Opportunities III; (v) Opportunities III(B); (vi) Associates III; (vii) Ascribe Management; (viii) Opportunities II; (ix) Opportunities II(B); and (x) Associates II.
(2)
Pursuant to their Support Agreements, Ascribe Funds and Gates Corporation (as defined below) have agreed, subject to the terms and conditions of such Support Agreements, to execute and return written consents approving the Merger Agreement and each of the other matters for which Nuverra is soliciting consents in connection with the Merger Agreement within 24 hours after the registration statement, of which this consent statement/prospectus forms a part, becomes effective under the Securities Act.

(3)
Gates Capital Management, L.P. (“Gates Capital”), acts as the investment manager to certain funds directly holding Common Stock (the “Gates Capital Funds”). Gates Capital Management GP, LLC (the “General Partner”) is the general partner of Gates Capital, with respect to the shares of Common Stock directly held by the Gates Capital Funds. Gates Capital Management, Inc. (the “Gates Corporation”) is the managing member of the General Partner with respect to the shares of Common Stock directly held by the Gates Capital Funds. Jeffrey L. Gates serves as President of the Gates Corporation with respect to the shares of Common Stock directly held by the Gates Capital Funds. Each of Gates Capital, the General Partner, the Gates Corporation and Mr. Gates, may be deemed to share beneficial ownership of the Common Stock held by the Gates Capital Funds. Each of Gates Capital, the General Partner, the Gates Corporation and Mr. Gates, disclaims beneficial ownership of the Common Stock held by the Gates Capital Funds except to the extent of its pecuniary interests. In accordance with the Plan of Reorganization (as defined below), the Gates Corporation designated Mr. McGovern and Mr. Thompson to serve as directors of Nuverra. Number of shares beneficially owned is based solely on a Statement of Changes in Beneficial Ownership on Schedule 13D.

HOUSEHOLDING
Unless Nuverra has received contrary instructions, Nuverra may send a single copy of this consent statement/prospectus to any household at which two or more stockholders reside if Nuverra believes the stockholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at your household and helps to reduce Nuverra’s expenses. Requests for additional copies of this consent statement/prospectus should be directed to Investor Relations, Nuverra Environmental Solutions, Inc., 11111 Katy Freeway, Suite 1006, Houston, Texas 77079, or contact Nuverra Investor Relations by telephone at (602) 903-7802 or by email at ir@nuverra.com.

LEGAL MATTERS
The validity of the Select Class A Common Stock to be issued in connection with the Integrated Mergers and being offered by this consent statement/prospectus will be passed upon by Vinson & Elkins L.L.P., Houston, Texas. Certain U.S. federal income tax consequences of the Integrated Mergers will be passed upon by Vinson & Elkins L.L.P., Houston, Texas, for Select and by Squire Patton Boggs (US) LLP, Phoenix, Arizona, for Nuverra.
EXPERTS
The audited consolidated financial statements of Select Energy Services, Inc. and management’s assessment of the effectiveness of internal control over financial reporting included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.
The consolidated financial statements of Nuverra Environmental Solutions, Inc. as of December 31, 2020 and 2019, and for each of the three years in the period ended December 31, 2020, included in this consent statement/prospectus from Nuverra Environmental Solutions, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2020, have been audited by Moss Adams LLP, an independent registered public accounting firm, as stated in their report which is included herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION
Select has filed with the SEC a registration statement under the Securities Act of which this document forms a part, which registers the Select Class A Common Stock to be issued to Nuverra Common Stockholders in connection with the Integrated Mergers. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about Select and the Select Class A Common Stock.
Select and Nuverra file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including both Select and Nuverra, which you can access at www.sec.gov. In addition, you may obtain free copies of the documents Select files with the SEC, including the registration statement on Form S-4, of which this consent statement/prospectus forms a part, by going to Select’s website at www.selectenergy.com, and you may obtain free copies of the documents Nuverra files with the SEC by going to Nuverra’s website at www.nuverra.com. The website addresses of Select and Nuverra are provided as inactive textual references only. The information provided on the websites of Select and Nuverra is not part of this consent statement/prospectus and, therefore, is not incorporated herein by reference.
Statements contained in this consent statement/prospectus regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to the full text of that contract or other document filed as an exhibit with the SEC.
You may request copies of documents concerning Select or Nuverra for free by written or telephonic request to:
Select Energy Services, Inc.
1233 W. Loop South, Suite 1400
Houston, Texas 77027
Attn: Investor Relations
(713) 296-1073
Nuverra Environmental Solutions, Inc.
11111 Katy Freeway, Suite 1006
Houston, Texas 77079
Attn: Investor Relations
Telephone: (602) 903-7802
This consent statement/prospectus includes as annexes certain documents that Select and Nuverra have previously filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act as set forth in the table of contents of this consent statement/prospectus. Any statement contained in such a document shall be deemed to be modified or superseded for purposes of this consent statement/prospectus to the extent that a statement contained in this consent statement/prospectus or in an annex hereto consisting of a document filed with the SEC subsequently to such document modifies or replaces such statement. The information included in the annexes hereto is incorporated into this consent statement/prospectus except to the extent so modified or superseded.
The information concerning Select contained in this consent statement/prospectus has been provided by Select, and the information concerning Nuverra contained in this consent statement/prospectus has been provided by Nuverra.
If you request any documents, Select or Nuverra will mail them to you by first class mail, or another equally prompt means, within one business day after receipt of your request.
Neither Select nor Nuverra has authorized anyone to give any information or make any representation about the Integrated Mergers, Select or Nuverra that is different from, or in addition to, that contained in this consent statement/prospectus or the documents included herein. Therefore, if anyone distributes this type of information, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this consent statement/prospectus or the solicitation of proxies is unlawful, or you are a person to whom it is unlawful to direct these types or activities, then the offer presented in this consent statement/prospectus does not extend to you. The information contained in this consent statement/prospectus speaks only as of its date, or in the case of information in a document included herein, as of the date of such document, unless the information specifically indicates that another date applies.

ANNEX A

AGREEMENT AND PLAN OF MERGER
by and among
Select Energy Services, Inc.,
a Delaware corporation,
Navy Holdco, LLC,
a Delaware limited liability company,
Navy Merger Sub, Inc.,
a Delaware corporation,
and
Nuverra Environmental Solutions, Inc.,
a Delaware corporation
Dated as of December 12, 2021

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of December 12, 2021, by and among: Select Energy Services, Inc., a Delaware corporation (“Parent”); Navy Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”); Navy Holdco, LLC, a Delaware limited liability company (“Holdco LLC”); and Nuverra Environmental Solutions, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Section 8.17.
RECITALS
WHEREAS, effective as of the Effective Time (as defined below), Parent, Merger Sub, and the Company intend to effect a merger (the “Merger”) of Merger Sub with and into the Company in accordance with this Agreement and the Delaware General Corporation Law (“DGCL”). Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Parent;
WHEREAS, following the Merger, the Parties intend to effect a merger (the “Subsequent Merger”) of the Surviving Corporation (as defined below) with and into Holdco LLC, a direct wholly owned subsidiary of Navy Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Holdings”), with Holdco LLC continuing as the surviving company and a wholly owned subsidiary of Holdings, in accordance with this Agreement and the Delaware Limited Liability Company Act (“DLLCA”); and
WHEREAS, for U.S. federal income tax purposes, it is intended that (a) the Merger and the Subsequent Merger (together, the “Integrated Mergers”), taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and (b) this Agreement constitute, and is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a);
WHEREAS, the Board of Directors of the Company, at a meeting duly called and held on or prior to the date hereof, has unanimously (a) approved this Agreement and the transactions contemplated hereby, including the Integrated Mergers (the “Contemplated Transactions”), (b) declared this Agreement and the Contemplated Transactions to be advisable and fair to and in the best interests of the Company’s stockholders, (c) directed this Agreement be submitted to the holders of shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), for adoption of this Agreement and (d) resolved to recommend to the stockholders of the Company that they vote in favor of the adoption of this Agreement in accordance with the DGCL;
WHEREAS, the Board of Directors of Parent, at a meeting duly called and held on or prior to the date hereof, has unanimously (a) approved this Agreement and the issuance of the shares of Class A common stock of Parent, par value $0.01 per share (“Parent Class A Common Stock”), pursuant to this Agreement (the “Parent Class A Common Stock Issuance”) and the other Contemplated Transactions, and (b) declared this Agreement and the Contemplated Transactions to be advisable and fair to and in the best interests of Parent’s stockholders;
WHEREAS, as an inducement to Parent to enter into this Agreement, concurrently with the execution and delivery of this Agreement, each of (a) Ascribe II Investments LLC, a Delaware limited liability company, and Ascribe III Investments LLC, a Delaware limited liability company (collectively, “Ascribe”), and (b) Gates Capital Management, Inc., a Delaware corporation (“Gates” and, together with Ascribe, each a “Company Designated Stockholder”) have entered into voting and support agreements (the “Support Agreements”) pursuant to which, subject to the terms and conditions set forth therein, each Company Designated Stockholder has agreed to vote all shares of Company Common Stock held by such Company Designated Stockholder in favor of the approval and adoption of this Agreement and the Contemplated Transactions by (i) written consent in lieu of a meeting pursuant to Article Twelfth of the Company’s certificate of incorporation by executing and delivering the written consent substantially in the form attached hereto as Exhibit A (the “Company Written Consent”) promptly following the Form S-4 Registration Statement being declared effective by the SEC or (ii) at any Company stockholder meeting called for such purpose; and

WHEREAS, the Board of Directors of Merger Sub at a meeting duly called and held on or prior to the date hereof, has unanimously (a) determined that this Agreement and the Contemplated Transactions are fair to, and in the best interests of, Merger Sub’s sole stockholder, (b) approved and declared advisable this Agreement and the Contemplated Transactions and (c) submitted this Agreement to Parent, as sole stockholder of Merger Sub, for adoption thereby and recommended that Parent approve and adopt this Agreement and the Contemplated Transactions.
WHEREAS, the Board of Directors of Holdings, on behalf of Holdings in its capacity as the sole member of Holdco LLC at a meeting duly called and held on or prior to the date hereof, has unanimously (a) determined that this Agreement and the Contemplated Transactions, including the Subsequent Merger, are fair to, and in the best interests of, Holdco LLC’s sole member and (b) approved and declared advisable this Agreement and the Contemplated Transactions, including the Subsequent Merger.
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, the parties to this Agreement, intending to be legally bound, agree as follows:
ARTICLE 1
THE INTEGRATED MERGERS; CLOSING
1.1   Merger of Merger Sub into the Company.   Upon the terms and subject to the conditions set forth in this Agreement
(a)   At the Effective Time, Merger Sub shall be merged with and into the Company and the separate existence of Merger Sub shall cease. Following the Effective Time, the Company shall continue its existence under the laws of the State of Delaware as the surviving corporation (in such capacity, the Company is sometimes referred to herein as the “Surviving Corporation”).
(b)   At the Subsequent Merger Effective Time, the Surviving Corporation will be merged with and into Holdco LLC and the separate existence of the Surviving Corporation shall cease. Following the Subsequent Merger Effective Time, Holdco LLC shall continue its existence under the laws of the State of Delaware as the surviving company (in such capacity, Holdco LLC is sometimes referred to herein as the “Surviving Company”).
1.2   Effect of the Integrated Mergers.
(a)   At the Effective Time, the Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.
(b)   At the Subsequent Merger Effective Time, the Subsequent Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Subsequent Merger Effective Time, all of the property, rights, privileges, powers and franchises of each of the Surviving Corporation and Holdco LLC shall vest in the Surviving Company, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Surviving Corporation and Holdco LLC shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Company.
1.3   Closing; Effective Time; Subsequent Merger Effective Time.
(a)   The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Vinson & Elkins LLP, 1001 Fannin, Suite 2500, Houston, Texas 77002 or remotely by exchange of documents and signatures (or their electronic counterparts) as soon as practicable, but in no event later than the third Business Day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) or at such other time and date as may be mutually agreed in writing by Parent and the Company (such date, the “Closing Date”).
(b)   Subject to the provisions of this Agreement, a certificate of merger satisfying the applicable requirements of the DGCL (the “Certificate of Merger”) shall be duly executed by the Company and, as soon as practicable following the Closing, filed with the Secretary of State of the State of Delaware. The Merger shall become effective upon the later of: (a) the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or (b) such later date and time as may be specified in the Certificate of Merger as agreed to by the Parties. The time that the Merger becomes effective is referred to in this Agreement as the “Effective Time.”
(c)   As soon as practicable after the Closing, a certificate of merger with respect to the Subsequent Merger prepared and executed in accordance with the relevant provisions of the DGCL and the DLLCA (the “Subsequent Certificate of Merger”) shall be filed with the Secretary of State of the State of Delaware. The Subsequent Merger shall become effective one minute after the Effective Time (the “Subsequent Merger Effective Time”).
1.4   Effect of the Integrated Mergers on the Equity Interests of Constituent Entities.
(a)   The Merger shall have the effects on the capital stock of the Company and Merger Sub as set forth in Article 2.
(b)   At the Subsequent Merger Effective Time, (i) all capital stock of the Surviving Corporation issued and outstanding immediately prior to the Subsequent Merger Effective Time shall automatically be cancelled and extinguished and will cease to exist, and no consideration will be delivered in exchange therefor, and (ii) all of the membership interests of Holdco LLC issued and outstanding immediately prior to the Subsequent Merger Effective Time shall remain outstanding following the consummation of the Subsequent Merger and shall not be affected in any way by the Subsequent Merger.
1.5   Certificate of Incorporation and Bylaws of the Surviving Corporation; Directors and Officers of the Surviving Corporation.   At the Effective Time:
(a)   the certificate of incorporation of the Company shall be amended and restated to read in its entirety as set forth in Exhibit B and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation;
(b)   the bylaws of the Company shall be amended and restated to conform to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be “Nuverra Environmental Solutions, Inc.,” and, as so amended and restated, shall be the bylaws of the Surviving Corporation; and
(c)   the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are directors and officers of Merger Sub immediately prior to the Effective Time, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation.
1.6   Organizational Documents of the Surviving Company; Officers of the Surviving Company.   At the Subsequent Merger Effective Time:
(a)   the certificate of formation and limited liability company agreement of Holdco LLC immediately prior to the Subsequent Merger Effective Time shall be the certificate of formation and the limited liability company agreement of the Surviving Company until amended or otherwise modified in accordance with their respective terms and applicable Legal Requirements.
(b)   the officers of the Surviving Company immediately after the Subsequent Merger Effective Time shall be the respective individuals who are officers of Holdco LLC immediately prior to the Subsequent Merger Effective Time, and such officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Company.
ARTICLE 2
CONVERSION OF SHARES AND EXCHANGE PROCEDURES
2.1   Conversion of Shares.
(a)   At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company, or any holder of any of their securities:
(i)   any shares of Company Common Stock then owned by the Company or held in the Company’s treasury shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;
(ii)   any shares of Company Common Stock then owned by Parent or Merger Sub shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;
(iii)   except as provided in clauses (i) and (ii) of Section 2.1(a) and subject to Sections 2.1(b) and 2.1(c), each share of Company Common Stock then outstanding shall be converted into the right to receive a number of shares of Parent Class A Common Stock equal to the Exchange Ratio; and
(iv)   each share of the common stock, $0.01 par value per share, of Merger Sub then outstanding shall be converted into and become one valid issue, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.
(b)   If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock or Parent Class A Common Stock are changed into a different number or class of shares in each case by reason of any stock split, stock dividend, reverse stock split, reclassification, recapitalization, or other similar transaction or event, or there occurs a record date with respect to any of the foregoing, then the Exchange Ratio shall be appropriately adjusted provided, that, nothing in this Section 2.1 shall be construed to permit the Company or Parent to take any action with respect to its securities that is otherwise prohibited by the terms of this Agreement.
(c)   No fractional shares of Parent Class A Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Class A Common Stock (after aggregating all fractional shares of Parent Class A Common Stock issuable to such holder), in lieu of such fraction of a share and, upon surrender of such holder’s Company Stock Certificate or Book Entry Shares, shall receive a cash payment, without interest, representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent (reduced by reasonable and customary fees of the Exchange Agent attributable to such sale) (as so reduced, the “Share Proceeds”) in one or more transactions of a number of shares of Parent Class A Common Stock, such number equal to the excess of (i) the aggregate number of shares of Parent Class A Common Stock to be delivered to the Exchange Agent by Parent pursuant to Section 2.4(a) over (ii) the aggregate number of whole shares of Parent Class A Common Stock to be distributed to the former holders of Company Common Stock pursuant to Section 2.4(b) (such excess being, the “Excess Shares”). As soon as practicable after the Effective Time, the Exchange Agent, as agent for the holders of shares of Parent Class A Common Stock that would otherwise receive fractional shares, shall sell the Excess Shares at then-prevailing prices on the NYSE in the manner provided in this Section 2.1(c) and such transactions shall be executed in round lots to the extent practicable. Until the Share Proceeds of such sale or sales have been distributed to the former holders of Company Common Stock, or the Exchange Fund is terminated, the Exchange Agent shall hold such Share Proceeds in trust for the benefit of the holders of such shares of Parent Class A Common Stock (the “Fractional Share Proceeds”). The Exchange Agent shall determine the portion of the Fractional Share Proceeds to which each such former holder of Company Common Stock shall be entitled, if any, by multiplying the amount of the aggregate Share Proceeds comprising the Fractional Share Proceeds by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of such shares of Parent Class A Common Stock would otherwise be entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of such shares of Parent Class A Common Stock would otherwise be entitled. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify Parent, and Parent shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof. The payment of cash in lieu of fractional shares of Parent Class A Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.
2.2   Treatment of Company Warrants; Treatment of Company Equity Awards.
(a)   Prior to the Effective Time, the Company and Parent shall make all necessary and appropriate provisions to ensure that, from and after the Effective Time until the Expiration Time (as defined in the Warrant Agreement), holders of the Company Warrants have the right to acquire and receive, upon the exercise of such Company Warrants and payment of the Exercise Price, the number of shares of Parent Class A Common Stock that would have been issued or paid to the holders of the Company Warrants if such holders were to have exercised the Company Warrants by means of a Cash Exercise (as defined in the Warrant Agreement) immediately prior to the Effective Time, including any required notice to the holders of the Company Warrants and Parent’s assumption by written instrument of the obligations to deliver to each such holder such shares of Parent Class A Common Stock pursuant to the terms of the Warrant Agreement, and receive a number of shares of Parent Class A Common Stock equal to the Exchange Ratio.
(b)   Prior to the Effective Time, the Company and Parent shall take all action as may be necessary or required in accordance with Legal Requirements and each Company Stock Plan (including the award agreements in respect of awards granted thereunder) to give effect to this Section 2.2(b) as follows:
(i)   At the Effective Time, each Company RSU Award that does not vest at the Effective Time in accordance with its terms and is outstanding as of immediately prior to the Effective Time shall automatically, without any action on the part of the holder thereof, be cancelled and converted into and thereafter evidence a restricted stock unit award covering shares of Parent Class A Common Stock (“Converted Parent RSU Award”), with respect to that number of shares of Parent Class A Common Stock that is equal to the product of (x) the number of shares of Company Common Stock subject to such Company RSU Award as of immediately prior to the Effective Time, multiplied by (y) the Exchange Ratio, rounded down to the nearest whole share. Following the Effective Time, the Converted Parent RSU Award shall be subject to such other terms and conditions (including with respect to vesting) as applied to the corresponding Company RSU Award immediately prior to the Effective Time. At the Effective Time, each Company RSU Award that does vest at the Effective Time in accordance with its terms and is outstanding as of immediately prior to the Effective Time shall automatically, without any action on the part of the holder thereof, vest in full and be cancelled and converted into the right to receive a number of shares of Parent Class A Common Stock equal to the product of (x) the number of shares of Company Common Stock subject to such RSU Award as of immediately prior to the Effective Time, multiplied by (y) the Exchange Ratio, rounded down to the nearest whole share.
(ii)   At the Effective Time, each Company PSU Award that is outstanding as of immediately prior to the Effective Time shall automatically, without any action on the part of the holder thereof, be cancelled and converted into and thereafter evidence a performance-based restricted stock unit award covering shares of Parent Class A Common Stock (“Converted Parent PSU Award”), with respect to that number of shares of Parent Class A Common Stock that is equal to the product of (x) the number of shares of Company Common Stock that would have been earned pursuant to such Company PSU Award based on actual achievement of any performance-based vesting conditions as of immediately prior to the Effective Time, multiplied by (y) the Exchange Ratio, rounded down to the nearest whole share. Following the Effective Time, the Converted Parent

PSU Award shall be subject to such other terms and conditions (other than any performance-based vesting conditions) as applied to the corresponding Company PSU Award immediately prior to the Effective Time.
(iii)   At the Effective Time, each Company Restricted Stock Award that is outstanding as of immediately prior to the Effective Time shall automatically, without any action on the part of the holder thereof, vest in full and be cancelled and converted into the right to receive a number of shares of Parent Class A Common Stock equal to the product of (x) the number of shares of Company Common Stock subject to such Company Restricted Stock Award as of immediately prior to the Effective Time, multiplied by (y) the Exchange Ratio, rounded down to the nearest whole share.
(iv)   Prior to the Effective Time, the Company shall take such action and adopt such resolutions as are required to (i) effectuate the treatment of the Company RSU Awards, Company PSU Awards and Company Restricted Stock Awards pursuant to the terms of this Section 2.2(b), including to ensure that after the Effective Time, none of Parent, the Surviving Corporation or the Surviving Company shall be required to deliver any shares of Company Common Stock pursuant to or in settlement of any of the Company RSU Awards, Company PSU Awards or Company Restricted Stock Awards, and (ii) if requested by Parent, cause any or all of the Company Stock Plans to terminate at the Effective Time, subject to the treatment of the Company RSU Awards, Company PSU Awards and Company Restricted Stock Awards pursuant to the terms of this Section 2.2(b).
2.3   Closing of the Company’s Transfer Books.   At the Effective Time: (a) all holders of shares of Company Common Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company other than the right to receive shares of Parent Class A Common Stock (and cash in lieu of any fractional share of Parent Class A Common Stock) as contemplated by Section 2.1 and any dividends or other distributions payable pursuant to Section 2.4(c); and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Common Stock outstanding immediately prior to the Effective Time shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, any shares of Company Common Stock are presented to the Exchange Agent or to the Surviving Corporation, the Surviving Company or Parent, such shares of Company Common Stock shall be cancelled and shall be exchanged as provided in Section 2.4.
2.4   Exchange of Certificates.
(a)   Prior to the Effective Time, Parent shall select a nationally-recognized commercial bank or trust company reasonably acceptable to the Company to act as exchange agent in the Merger (the “Exchange Agent”). Parent shall deposit, or shall cause to be deposited, with the Exchange Agent (by instruction to Parent’s transfer agent) promptly after the Effective Time, the shares of Parent Class A Common Stock issuable pursuant to Section 2.1 (which shall be in uncertificated book-entry form). The shares of Parent Class A Common Stock and cash Share Proceeds obtained by the Exchange Agent for use as payment for any fractional shares in accordance with Section 2.1(c) deposited with the Exchange Agent are referred to collectively as the “Exchange Fund.”
(b)   As promptly as practicable after the Effective Time and in any event no later than three Business Days after the Closing Date, the Surviving Company shall cause the Exchange Agent to mail to the record holders of Company Common Stock (i) a letter of transmittal in customary form and containing such provisions as Parent and the Company reasonably agree prior to the Effective Time (including a provision confirming that delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Company Stock Certificates to the Exchange Agent or, in the case of Book Entry Shares, upon adherence to the procedures set forth in the letter of transmittal), and (ii) instructions for use in effecting the surrender of such holder’s Company Stock Certificates and Book Entry Shares in exchange for shares of Parent Class A Common Stock (in uncertificated book-entry form). Exchange of any Book Entry Shares shall be effected in accordance with the Exchange Agent’s customary procedures with respect to securities represented by book entry. Upon surrender of a Company Stock Certificate or Book Entry Share to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent, the holder of such Company Stock Certificate or Book Entry Share shall be entitled to receive in exchange therefor the number of whole shares of Parent Class A Common Stock (in uncertificated book-entry form) that such holder has the right to receive pursuant to the provisions of Section 2.1 (and cash in lieu of any fractional share of Parent Class A Common Stock). The Company Stock Certificate or Book Entry Share so surrendered shall be canceled. Until surrendered as contemplated by this Section 2.4, each Company Stock Certificate or Book Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive shares of Parent Class A Common Stock (and cash in lieu of any fractional share of Parent Class A Common Stock) as contemplated by Section 2.1. If any Company Stock Certificate shall have been lost, stolen, or destroyed, Parent or the Exchange Agent may, in its discretion and as a condition precedent to the issuance of any shares of Parent Class A Common Stock, require the owner of such lost, stolen, or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Parent or the Exchange Agent may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent, Parent, the Surviving Corporation or the Surviving Company with respect to such Company Stock Certificate.
(c)   No dividends or other distributions declared or made with respect to Parent Class A Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate or Book Entry Share with respect to the shares of Parent Class A Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate or Book Entry Shares in accordance with this Section 2.4 (at which time such holder shall be entitled, subject to the effect of applicable escheat law or similar Legal Requirement, to receive all such dividends and distributions, without interest).
(d)   Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates or Book Entry Shares as of the date 180 days after the Effective Time shall be delivered to Parent upon demand, and any holders of Company Stock Certificates or Book Entry Shares who have not theretofore surrendered their Company Stock Certificates or Book Entry Shares in accordance with this Section 2.4 shall thereafter look only to Parent for satisfaction of their claims for Parent Class A Common Stock, cash in lieu of fractional shares of Parent Class A Common Stock, and any dividends or distributions with respect to Parent Class A Common Stock, in each case without interest thereon.
(e)   Each of the Exchange Agent, Parent, Merger Sub, Holdings, the Surviving Corporation and the Surviving Company shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock such amounts as may be required to be deducted or withheld therefrom under the Code or any provision of U.S. state or local or non-U.S. Tax law or under any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld and paid over to the relevant Governmental Body, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.
(f)   None of Parent, the Surviving Corporation or the Surviving Company shall be liable to any holder or former holder of Company Common Stock or to any other Person with respect to any shares of Parent Class A Common Stock (or dividends or distributions with respect thereto), or for any cash amounts, properly delivered to any public official pursuant to any applicable abandoned property law, escheat law, or similar Legal Requirement. Any shares of Parent Class A Common Stock, cash in lieu of fractional shares of Parent Class A Common Stock, and any dividends or distributions with respect to Parent Class A Common Stock (in each case, without interest thereon) remaining unclaimed by holders of shares of Company Common Stock three years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any governmental body, agency, authority or entity) shall, to the extent permitted by applicable Legal Requirements, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.
(g)   The Exchange Agent shall invest any Fractional Share Proceeds delivered by Parent pursuant to Section 2.1(c) as directed by Parent; provided, that, no losses on such investments shall affect the cash payable to former holders of shares of Company Common Stock pursuant to this Article 2. Any interest and other income resulting from such investments shall be paid promptly to Parent.
2.5   Further Action.   If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to vest the Surviving Corporation or the Surviving Company with full right, title, and possession of and to all rights and property of Merger Sub, the Surviving Corporation or the Company, as applicable, the officers and directors of the Surviving Corporation, the Surviving Company and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company, in the name of the Surviving Corporation, in the name of the Surviving Company and otherwise) to take such action.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in (i) any Company SEC Report filed by the Company with the SEC since December 31, 2020 and publicly available prior to the date of this Agreement (excluding any disclosures set forth in any such Company SEC Report in any risk factor section, any forward-looking disclosure in any section relating to forward-looking statements or any other statements that are non-specific, cautionary, predictive or forward-looking in nature, other than historical facts included therein), or (ii) the Company Disclosure Schedule, the Company represents and warrants to Parent, Holdco LLC and Merger Sub as follows:
3.1   Organization and Good Standing.
(a)   The Company and each of its Subsidiaries are corporations or other entities duly organized, validly existing, and in good standing under the laws of their respective jurisdictions of incorporation or organization, with full corporate or other entity power and authority to conduct their respective businesses as now being conducted, to own or use the respective properties and assets that they purport to own or use, and to perform all their respective obligations under Contracts to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets are bound, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries are duly qualified to do business and are in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by them, or the nature of the activities conducted by them, requires such qualification, except where the failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)   Section 3.1(b) of the Company Disclosure Schedule lists each of the Company’s Subsidiaries and sets forth as to each the type of entity, its jurisdiction of organization and its stockholders or other equity holders. The Company has made available to Parent prior to the date of this Agreement copies of the Organizational Documents of the Company and each of its Subsidiaries, as currently in effect.
3.2   Authority; No Conflict.
(a)   The Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Contemplated Transactions have been duly and validly authorized by all necessary corporate action except for obtaining the Required Stockholder Approval (as defined below) and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Contemplated Transactions. The adoption of this Agreement by a majority of the outstanding shares of Company Common Stock at a meeting of the stockholders of the Company or by written consent of shareholders in lieu of a meeting is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Integrated Mergers (the “Required Stockholder Approval”). The Company Designated Stockholders collectively hold, in the aggregate, 13,648,539 shares of Company Common Stock. Upon the execution and delivery of the Company Written Consent by the Company Designated Stockholders in accordance with Section 5.6(a), the Required Stockholder Approval shall have been obtained. The Company Board, at a meeting duly called and held, has unanimously (i) approved this Agreement and the Contemplated Transactions, including the Merger, (ii) declared this Agreement and the Contemplated Transactions to be advisable and fair to and in the best interests of the Company’s stockholders, (iii) directed that the adoption of this Agreement be submitted for approval by written consent to the stockholders of the Company and (iv) resolved to recommend to the stockholders of the Company that they consent in writing to the adoption of this Agreement in accordance with the DGCL. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due and valid execution of this Agreement by each of Parent, Holdco LLC and Merger Sub, constitutes the legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforcement may be limited by the Bankruptcy and Equity Exception.
(b)   Except as set forth on Section 3.2(b) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of any of the Contemplated Transactions does or will (with or without notice or lapse of time or both) (i) contravene, conflict with, or result in a violation of the Organizational Documents of the Company or any of its Subsidiaries; (ii) assuming compliance with the matters referred to in Section 3.2(c), contravene, conflict with, or result in a violation of any Legal Requirement or any Order to which the Company or any of its Subsidiaries, or any of the assets owned or used by any of the Company or any of its Subsidiaries, is subject; (iii) assuming compliance with the matters referred to in Section 3.2(c), contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate, or modify, any Governmental Authorization that is held by the Company or any of its Subsidiaries; (iv) result in any violation or default (with or without notice or lapse of time, or both) under, or acceleration of any obligation or the loss, suspension, limitation or impairment of a benefit under (or right of the Company or any of its Subsidiaries to own or use any assets or properties required for the conduct of their respective businesses) or result in (or give rise to) any rights of termination, cancellation, first offer or first refusal, in each case, with respect to any of the properties or assets of the Company or any of its Subsidiaries under any provision of any Contract or any Company Permit; or (v) result in the imposition or creation of any Encumbrance (other than a Permitted Lien) upon or with respect to any of the assets owned or used by the Company or any of its Subsidiaries, except, in the case of clauses (ii), (iii), (iv) and (v), for any such conflicts, violations, breaches, defaults, or other occurrences that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c)   The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement and the consummation of the Contemplated Transactions by the Company will not, require any Consent of, or filing with or notification to, any Governmental Body, except (i) for (A) applicable requirements, if any, of the Exchange Act, the Securities Act and state securities or “blue sky” Legal Requirements (“Blue Sky Laws”), (B) filing of the Certificate of Merger and the Subsequent Certificate of Merger with the Secretary of State of the State of Delaware, (C) the Required Stockholder Approval and (D) filings with the NYSE American and (ii) where failure to obtain such Consents, or to make such filings or notifications, individually or in the aggregate, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
3.3   Capitalization.
(a)   The authorized capital stock of the Company consists of one million (1,000,000) shares of Company Preferred Stock and seventy-five million (75,000,000) shares of Company Common Stock. As of the date of this Agreement, (i) 16,209,621 shares of Company Common Stock were issued and outstanding, including 77,679 shares of Company Common Stock subject to Company Restricted Stock Awards; (ii) no shares of Company Preferred Stock were outstanding; (iii) 189,873 shares of Company Common Stock were subject to Company RSU Awards; (iv) zero shares of Company Common Stock were subject to stock-settled Company PSU Awards (assuming performance-based vesting conditions are achieved); (v) 324,086 shares of Company Common Stock were reserved for issuance for equity-based awards not yet granted pursuant to the 2017 Plan; (vi) 97,939 shares of Company Common Stock were reserved for issuance for equity-based awards not yet granted pursuant to the 2018 Plan; (vii) 118,137 shares of the Company Common Stock are reserved for issuance upon exercise of the outstanding Company Warrants; (viii) 195,848 shares of Company Common Stock were held in the treasury of the Company; and (ix) no Voting Debt of the Company was outstanding. All outstanding shares of Company Common Stock are validly issued, fully paid and non-assessable and not subject to any preemptive rights. All outstanding shares of Company Common Stock have been issued in compliance in all material respects with applicable securities or other Legal Requirements. As of the date of this Agreement, the Company Warrants were exercisable for 118,137 shares of Company Common Stock in the aggregate at an exercise price of $39.82 per share (the “Exercise Price”). Except for the Company Warrants, Company RSU Awards, Company PSU Awards, Company Restricted Stock Awards, and as set forth in this Section 3.3(a), as of the date of this Agreement, there are outstanding: (1) no securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of the Company or Voting Debt of the Company and (2) no options, warrants, calls, rights (including preemptive rights), commitments or agreements to which the Company or any of its Subsidiaries is a party or by which it is bound in any case obligating the Company or any of its Subsidiaries to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of capital stock of the Company or any Voting Debt of the Company or other voting securities of the Company, or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.
(b)   All shares of Company Common Stock subject to issuance as described in this Section 3.3 will, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, be duly authorized, validly issued, fully paid, and nonassessable. Neither the Company nor any of its Subsidiaries has any Contract or other obligation to make any investment (in the form of a loan, capital contribution, or otherwise) in any of the Company’s Subsidiaries or any other Person. Neither the Company nor any of its Subsidiaries owns, or has any Contract or other obligation to acquire, any equity securities or other securities of any Person (other than Subsidiaries of the Company). Neither the Company nor any of its Subsidiaries is or has ever been a general partner of any general or limited partnership (other than Subsidiaries of the Company).
(c)   Other than the Support Agreements, there are no stockholder agreements, voting trusts or other agreements to which the Company is a party or by which it is bound relating to the voting of any shares of Company Common Stock.
(d)   Each outstanding share of capital stock or other equity securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid, and nonassessable. All outstanding shares of capital stock of the Subsidiaries of the Company are owned by the Company, or a direct or indirect wholly owned Subsidiary of the Company, free and clear of any Encumbrances (other than Permitted Liens). As of the date of this Agreement, there are no outstanding: (1) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of a Subsidiary of the Company or Voting Debt of a Subsidiary of the Company or (2) options, warrants, calls, rights (including preemptive rights), commitments or agreements to which the any of the Subsidiaries of the Company is a party or by which it is bound in any case obligating the Company or any of its Subsidiaries to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of capital stock of the Subsidiaries of the Company any Voting Debt of the Subsidiaries of the Company or other voting securities of the Subsidiaries of the Company, or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. No Subsidiary of the Company owns any capital stock of the Company.
3.4   SEC Filings.
(a)   Since the Applicable Date, the Company has timely filed or furnished all forms, reports, registration statements and other documents required to be filed or furnished by it with the SEC. Each of the forms, reports, registration statements and other documents filed or furnished by the Company with the SEC since the Applicable Date (such forms, reports, registration statements, and other documents, whether or not available through EDGAR, are collectively referred to herein as the “Company SEC Reports”) (i) as of the date of the filing of such report, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations thereunder, and the rules and regulations of any applicable national securities exchange, and (ii) as of its filing date (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no material outstanding or unresolved comments in any comment letters received by the Company from the SEC or its staff, and, to the Knowledge of the Company, none of the Company SEC Reports is the subject of ongoing SEC review. No Subsidiary of the Company is, or has been, subject to any requirement to file periodic reports under the Exchange Act or is otherwise required to file any periodic statements, schedules, reports, forms or other documents with the SEC.
(b)   The Company Common Stock is registered pursuant to Section 12(b) of the Exchange Act and listed on the NYSE American, and the Company has taken no action designed to, or which to the Knowledge of the Company is reasonably likely to have the effect of, terminating the registration of the Company Common Stock under the Exchange Act or delisting the Company Common Stock from the NYSE American, and nor has the Company received any notification that the SEC is contemplating terminating such registration or that the NYSE American is contemplating such delisting. Except as set forth on Section 3.4(b) of the Company Disclosure Schedule, the Company is, and since the Applicable Date, has been, in compliance with the applicable NYSE American rules, including its listing requirements for the continued trading of the Company Common Stock on the NYSE American.
(c)   Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer and former principal financial officer of the Company) has made all certifications required under Sections 302 and 906 of the Sarbanes-Oxley Act and the related rules and regulations promulgated thereunder and under the Exchange Act with respect to Company SEC Reports. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.
(d)   The Company has implemented and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as required by Rule 13a-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that material information related to the Company, including its consolidated Subsidiaries, required to be disclosed by the Company, in the reports that it files or submits under the Exchange Act is accumulated and communicated to the principal executive officer and principal financial officer of the Company, to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.
(e)   The Company has implemented and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including reasonable assurance (i) that transactions are executed in accordance with management’s general or specific authorizations and recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability and (ii) regarding prevention or timely detection of any unauthorized acquisition, use or disposition of assets that could have a material effect on the Company’s financial statements. The Company’s management, with the participation of the Company’s principal executive and financial officers, has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2020, and such assessment concluded that such internal controls were effective using the framework specified in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020.
(f)   Since the Applicable Date, there have not been any changes in the Company’s internal controls over financial reporting that are reasonably likely to materially affect the Company’s and its Subsidiaries’ internal controls over financial reporting. Based on its most recent evaluation of its internal controls prior to the date hereof, the Company has disclosed to its auditors and its audit committee

(A) all known significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect in any material respect its ability to record, process, summarize and report its consolidated financial information and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting.
(g)   Since the Applicable Date, no personal loan or other extension of credit by the Company or any Subsidiary to any of its or their executive officers or directors has been made or modified in violation of Section 13 of the Exchange Act and Section 402 of the Sarbanes-Oxley Act.
(h)   Except as set forth on Section 3.4(h) of the Company Disclosure Schedule, since the Applicable Date, to the Company’s Knowledge, there has not been any complaint, allegation, assertion, or claim, whether written or made to a whistleblower hotline, regarding the accounting or auditing practices, procedures, methodologies, or methods of the Company or any of its Subsidiaries or their internal control over financial reporting, including any complaint, allegation, assertion, or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices.
3.5   Financial Statements.
(a)   Each of the financial statements (including, in each case, any notes thereto) contained or incorporated by reference in the Company SEC Reports (collectively, the “Company Financial Statements”) complied as to form in all material respects with the rules and regulations of the SEC as of the date of the filing of such reports, was prepared from, and is in accordance with, the books and records of the Company and its Subsidiaries, was prepared in accordance with GAAP applied on a consistent basis during the period involved (except as may be indicated in the Company Financial Statements or the notes thereto), and fairly present in all material respects the financial condition and the results of operations, changes in stockholders’ equity and cash flow of the Company and its Subsidiaries as of the respective dates of and for the periods referred to in such financial statements, subject, in the case of interim financial statements, to (i) the omission of notes to the extent permitted by Regulation S-X and (ii) normal, recurring year-end adjustments. No financial statements of any Person other than the Company and its Subsidiaries are required by GAAP to be included in the consolidated financial statements of the Company.
(b)   Except as set forth on Section 3.5(b) of the Company Disclosure Schedule, there are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise that would be required by GAAP to be reflected in a consolidated balance sheet of the Company and its Subsidiaries, other than: (i) liabilities adequately provided for on the balance sheet of the Company dated as of December 31, 2020 (including the notes thereto) contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020; (ii) liabilities incurred since December 31, 2020 in the ordinary course of business consistent with past practice; (iii) current liabilities for fees and expenses incurred in connection with the Contemplated Transactions; (iv) liabilities incurred as permitted under Section 5.1(b)(viii); and (v) liabilities that would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
3.6   Absence of Certain Changes and Events.   Since December 31, 2020 and through the date of this Agreement, (a) the Company and each of its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practice, (b) there has not been a Company Material Adverse Effect, and no circumstance, development, change, event, effect or occurrence has occurred that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect and (c) except as set forth on Section 3.6(c) of the Company Disclosure Schedule, there has not been any action or event of the type that would have required the consent of Parent under Sections 5.1(b)(iv) through (x), (xiii), (xiv) or (xviii) through (xxi) if such action or event had been taken or occurred after the date of this Agreement.
3.7   Information Supplied.   None of the information supplied or to be supplied by or on behalf of the Company or any of its Subsidiaries for inclusion in the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of the Company or any of its Subsidiaries for inclusion in the Combined Consent Statement/Prospectus will, at the time the Combined Consent Statement/Prospectus is mailed to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Combined Consent Statement/Prospectus and the Form S-4 Registration Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder, except that no representation is made by the Company with respect to statements made therein based on information supplied by Parent, Holdco LLC or Merger Sub for inclusion therein.
3.8   Intellectual Property; Information Technology; Data Privacy.
(a)   Section 3.8(a) of the Company Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of all U.S., state and foreign: (i) Patents owned by the Company or any of its Subsidiaries, (ii) Registered Trademarks owned by the Company or any of its Subsidiaries, (iii) domain names registered by the Company or any of its Subsidiaries and (iv) Registered Copyrights owned by the Company or any of its Subsidiaries. To the Knowledge of the Company, the Owned Company IP is valid, subsisting, and enforceable as permitted by applicable Legal Requirements.
(b)   Except as set forth on Section 3.8(b) of the Company Disclosure Schedule, or as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries collectively own all right, title, and interest in, or have the right to use, all of the Company IP free and clear of all Encumbrances and (ii) the Company and its Subsidiaries are the sole beneficial owners, and, with respect to applications and registrations, record owners, of all the Owned Company IP. The Company and its Subsidiaries have taken reasonable actions to protect the confidentiality of their Trade Secrets and other confidential information in their possession.
(c)   To the Knowledge of the Company, no third party is in default of any material obligation related to an express grant to such third party of a right to use the Intellectual Property set forth on Section 3.8(a) of the Company Disclosure Schedule. Use by the Company and its Subsidiaries of any Company IP, and the conduct of their respective businesses, does not infringe, misappropriate, or otherwise violate and has not infringed, misappropriated or otherwise violated any Intellectual Property of any Person, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. No Legal Proceeding is pending or, to the Knowledge of the Company, has been threatened in writing against the Company or any of its Subsidiaries with regard to the Company’s or any of its Subsidiaries’ alleged infringement, misappropriation, or other violation of Intellectual Property or the validity or enforceability of any Owned Company IP, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.
(d)   To the Knowledge of the Company, no Person, directly or indirectly, is infringing, misappropriating, diluting or otherwise violating or has infringed, misappropriated, diluted or otherwise violated any rights of the Company or any of its Subsidiaries in or to any Company IP in any material respect. No Legal Proceeding is pending or, to the Knowledge of the Company, has been threatened in writing by the Company or any of its Subsidiaries against any Person with regard to such Person’s alleged infringement, misappropriation, or other violation any Owned Company IP, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.
(e)   No current or former partner, director, officer, or employee of the Company or any of its Subsidiaries will, after giving effect to each of the Contemplated Transactions, own or retain any ownership rights in or to, have the right to receive any royalty or other payment with respect to, any Company IP. Each item of Company IP will continue to be owned by or licensed to the Company or its

Subsidiaries on identical terms and conditions immediately following the consummation of the Contemplated Transactions as are in effect immediately prior to such consummation.
(f)   The Software developed, owned, purported to be owned, distributed, or made available by the Company or any of its Subsidiaries (“Company Proprietary Software”) does not contain, and is not distributed with, any Open Source Software in any manner that would restrict the ability of the Company or any of its Subsidiaries to protect its proprietary interests in any such Software, product or service, including protecting the Company IP therein, or in any manner that requires, or purports to require: (i) any Owned Company IP be disclosed or distributed in source code form or be licensed for the purpose of making derivative works; (ii) any restriction on the consideration to be charged for the distribution of any Owned Company IP; (iii) the creation of any obligation for the Company or any of its Subsidiaries with respect to any Owned Company IP, or the grant to any third party of any rights or immunities under any Owned Company IP; or (iv) any other limitation, restriction or condition on the right of the Company or any of its Subsidiaries with respect to its use or distribution of any Owned Company IP.
(g)   To the Knowledge of the Company, there are no technical problems with any Company Proprietary Software that do or would reasonably be expected to materially and adversely affect the performance of such Company Proprietary Software or cause such Company Proprietary Software to fail to substantially conform to their written specifications other than routine software bugs or glitches that are promptly remedied in the ordinary course of the Company’s and its Subsidiaries’ businesses.
(h)   The Company and its Subsidiaries have taken commercially reasonable steps to provide for the backup and recovery of data and information, have commercially reasonable disaster recovery plans, procedures and facilities, and, as applicable, have taken commercially reasonable steps to implement such plans and procedures, including by implementing plans and procedures that monitor network traffic for threats and scan and assess vulnerabilities in the IT Systems owned or controlled by the Company or any of its Subsidiaries (“Company IT Systems”). In the past six (6) years, to the Knowledge of the Company, there has been no failure, material substandard performance, or breach of any Company IT Systems or IT Systems of the Company’s or any of its Subsidiaries’ contractors that has caused any material disruption to the business of the Company or any of its Subsidiaries or resulted in any unauthorized disclosure of or access to any data owned, collected, controlled or otherwise processed by the Company. The Company has taken reasonable technical, administrative, and physical measures to protect the integrity and security of the Company IT Systems and the data stored thereon from unauthorized use, access, or modification.
(i)   The Company and its Subsidiaries have materially complied with all Contracts, standards, privacy policies, and Legal Requirements applicable to the Company and its Subsidiaries regarding the collection, use, disclosure, retention or other processing of Personal Information, including any applicable data privacy laws, industry security standards (e.g., Payment Card Industry Data Security Standards), consumer protection laws, or agreements with third parties. The Company has not provided or, to the Knowledge of the Company, been legally required to provide any notice to data owners or a governmental authority in connection with any unauthorized access, use, or disclosure of Personal Information.
3.9   Property.
(a)   Except as set forth on Section 3.9(a) of the Company Disclosure Schedule, or as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries (i) have good, valid and indefeasible title to, or a valid and subsisting leasehold interest or other comparable Contract rights in or relating to, all of the Company Real Property Interests, including real property that they purport to own in fee (the “Company Owned Real Property”) or lease (the “Company Leased Real Property”), as applicable, or that is necessary for the conduct of their business as currently conducted, including good, valid and indefeasible title to all Company Owned Real Property and a valid and subsisting leasehold or comparable interest in all Company Leased Real Property included in the Company SEC Reports as being owned or leased by the Company and its Subsidiaries or acquired after the date thereof (other than Company Owned Real Property and Company Leased Real Property sold or otherwise disposed of in the ordinary course of business consistent with past practice since the date thereof), in each case free and clear of all Encumbrances except Permitted Liens, and (ii) are the lessee of all Company Leased Real Property material to the business of the Company and its Subsidiaries which is purported to be leased by the Company and its Subsidiaries and are in undisturbed and peaceable possession of such properties, subject only to Permitted Liens, and each lease for such real property is valid and in full force and effect, without material default (or matters which, with notice or the passage of time, or both, would constitute a material default) thereunder by the lessee or, to the Knowledge of the Company, the lessor and enforceable in accordance with its terms, except as such enforcement may be limited by the Bankruptcy and Equity Exception.
(b)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries (i) have good and valid title to, or a valid and subsisting leasehold interest or other comparable Contract rights in or relating to, all of the material personal properties and assets, tangible and intangible, that they purport to own or lease or hold an easement interest in and that are used in or necessary for the conduct of their business as currently conducted, including good and valid title to, or (as applicable) a valid and subsisting leasehold or comparable interest in, all material personal properties and assets, tangible and intangible, and all other assets, reflected in the latest audited Company Financial Statements as being owned or leased by the Company and its Subsidiaries or acquired after the date thereof (other than personal property sold or otherwise disposed of in the ordinary course of business consistent with past practice since the date thereof), free and clear of all Encumbrances except Permitted Liens and (ii) are collectively the lessee of all personal property material to the business of the Company and its Subsidiaries which is purported to be leased by the Company and its Subsidiaries, and each lease for such personal property is valid and in full force and effect.
3.10   Taxes.
(a)   All material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been duly and timely filed (taking into account any valid extension of time with which to file), and each such Tax Return is true, correct and complete in all material respects. All material Taxes that are due and payable by the Company or any of its Subsidiaries (or for which the Company or any of its Subsidiaries may otherwise be liable) have been timely paid in full (whether or not disputed and whether or not reflected on any Tax Return). All material Tax withholding and deposit requirements imposed on or with respect to the Company or any of its Subsidiaries have been satisfied. There are no Encumbrances (other than Permitted Liens for current period Taxes not yet due and payable) on any of the assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax.
(b)   There is no outstanding material claim, assessment or deficiency against the Company or any of its Subsidiaries for any Taxes that has been asserted or threatened in writing by any Governmental Body, and no written claim has been made by a Governmental Body in a jurisdiction where the Company or any of its Subsidiaries, as applicable, does not file Tax Returns or pay Taxes that it is obligated to file Tax Returns or pay Taxes in such jurisdiction. There is no pending audit, examination or other proceeding (and the Company and its Subsidiaries have not received written notice of any proposed or threatened audit, examination or other proceeding) relating to the assessment or collection of any material Taxes due from the Company or any of its Subsidiaries.
(c)   Neither the Company nor any of its Subsidiaries has granted any currently effective extension or waiver of the limitation period with respect to the assessment or collection of any Tax or agreed to any currently effective extension of time with respect to a Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business).
(d)   Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax allocation, sharing or indemnity Contract or arrangement (other than (1) an agreement or arrangement solely among the members of a group comprised of the Company and/or any of its Subsidiaries or (2) any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business consistent with past practice, the primary purpose of which does not relate to Taxes). Neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person

(other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of U.S. state or local or non-U.S. Legal Requirements), as a transferee or successor, by Contract (other than any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business consistent with past practice, the primary purpose of which does not relate to Taxes) or otherwise. Other than the consolidated group the common parent of which was or is the Company, neither the Company nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined or unitary group for U.S. federal, state or local or non-U.S. Tax purposes.
(e)   Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period (or portion thereof) ending after the Closing Date as a result of (i) an adjustment under either Section 481(a) or Section 482 of the Code (or any corresponding or similar provision of U.S. state or local or non-U.S. Tax Legal Requirements) by reason of a change in method of accounting or otherwise on or prior to the Closing Date for a taxable period ending on or prior to the Closing Date, (ii) a “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of U.S. state or local or non-U.S. Tax Legal Requirements) executed on or prior to the Closing Date, (iii) an intercompany transaction or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of U.S. state or local or non-U.S. Tax Legal Requirements) entered into or created on or prior to the Closing Date, (iv) an installment sale or open transaction disposition made on or prior to the Closing Date, (v) the cash method of accounting or long-term contract method of accounting utilized prior to the Closing Date, or (vi) a prepaid amount received on or prior to the Closing Date;
(f)   Neither the Company nor any of its Subsidiaries has requested, has received or is subject to any written ruling of a Governmental Body relating to Taxes that will be binding on it for any taxable period beginning on or after the Closing Date or has entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Legal Requirements).
(g)   Neither the Company nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2) or any transaction under a corresponding or similar provision of U.S. state or local or non-U.S. Tax Legal Requirements.
(h)   Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution of stock qualifying or intended to qualify for tax-deferred treatment, in whole or in part, under Section 355 of the Code in the two years prior to the date of this Agreement or as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.
(i)   The Company is not an “investment company” within the meaning of Section 368(a)(2)(F)(iii) of the Code.
(j)   Neither the Company nor any of its Subsidiaries is aware, after reasonable diligence, of the existence of any fact or circumstance, or has taken or agreed to take any action, that could reasonably be expected to prevent or impede the Integrated Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
3.11   Employee Benefits.
(a)   Section 3.11(a) of the Company Disclosure Schedule includes a true and complete list of each of the following (collectively referred to as the “Company Benefit Plans,” and each individually referred to as a “Company Benefit Plan”) that is sponsored, maintained or contributed to or by the Company or any of its ERISA Affiliates or with respect to which the Company could have any liability, or has been so sponsored, maintained or contributed to within the last six years by the Company or any of its ERISA Affiliates:
(i)   each “employee benefit plan,” as such term is defined in Section 3(3) of Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (including employee benefit plans, such as foreign plans, which are not subject to the provisions of ERISA); and

(ii)   each material equity option plan, equity appreciation rights plan, restricted equity plan, phantom equity plan, equity based compensation arrangement, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation policy, severance or termination pay plan, policy or agreement, deferred compensation agreement or arrangement, executive compensation arrangement, change in control plan or agreement, retention plan, agreement or arrangement, consulting agreement, employment agreement, hospitalization or other medical or dental, life or other insurance, supplemental unemployment benefits plan or agreement or policy or other arrangement providing employment-related compensation, fringe benefits and each other employee benefit plan, agreement, arrangement, program, policy, practice or understanding that is not described in Section 3.11(a)(i).
(b)   The Company has made available to Parent or its representatives true, correct and complete copies of each of the Company Benefit Plans, and, as applicable, all summary plan descriptions and including all amendments thereto. The Company has also made available to Parent or its representatives, with respect to each Company Benefit Plan and to the extent applicable, true, correct and complete copies of: (i) the most recent annual or other reports filed with each Governmental Body and all schedules thereto, (ii) the insurance contract and other funding agreement, and all amendments thereto, (iii) the most recent determination letter or opinion letter issued by the IRS and (iv) all material notices, letters or other correspondence from any Governmental Body.
(c)   Neither the Company nor any of the Company’s ERISA Affiliates contributes to or has any obligation to contribute to, or has at any time within six years prior to the Closing Date contributed to or had an obligation to contribute to, and no Company Benefit Plan is (i) a multiemployer plan within the meaning of Section 3(37) of ERISA, (ii) a plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, or (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or a “multiple employer plan” (as defined in Section 413(c) of the Code).
(d)   Except as would not reasonably be expected to result in material liability to the Company or any of its Subsidiaries:
(i)   each Company Benefit Plan has been established, administered, operated, funded and maintained in compliance with its terms and all applicable Legal Requirements, including ERISA, the Patient Protection and Affordable Care Act and the Code;
(ii)   each of the Company Benefit Plans intended to be qualified under Section 401(a) of the Code (A) satisfies the requirements of Section 401(a) of the Code, (B) is maintained pursuant to a prototype document approved by the IRS, and is entitled to rely on an advisory or opinion letter issued by the IRS with respect to such prototype document, or has received a favorable determination letter from the IRS regarding such qualified status, (C) has been amended as required by applicable Legal Requirements to maintain qualified status, and (D) there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect such qualified status;
(iii)   there are no claims pending (other than routine claims for benefits) or, to the Knowledge of the Company, threatened against, or with respect to, any of the Company Benefit Plans or their assets;
(iv)   all contributions required to be made to the Company Benefit Plans pursuant to their terms and provisions or pursuant to applicable Legal Requirements have been timely made and all benefits accrued under any unfunded Company Benefit Plan have been paid, accrued or otherwise adequately reserved to the extent required by, and in accordance with, GAAP; and
(v)   no act, omission or transaction has occurred which would result in imposition on the Company, directly or indirectly, of (A) breach of fiduciary duty liability damages under Section 409 of ERISA, (B) a penalty assessed pursuant to Section 502 of ERISA or (C) a Tax imposed pursuant to Chapter 43 of Subtitle D of the Code.
(e)   Except as specifically set forth on Section 3.11(e) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the Contemplated

Transactions will (either alone or in conjunction with any other event), (i) result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries; or (ii) result in an “excess parachute payment” (within the meaning of Section 280G(b) of the Code) to any “disqualified individual” (within the meaning of Section 280G(c) of the Code) of the Company or any of its Subsidiaries. No Company Benefit Plan provides for the gross-up, reimbursement or indemnification of any Taxes, including any Taxes imposed by Section 409A or 4999 of the Code.
(f)   Except to the extent required pursuant to Section 4980B of the Code and the corresponding provisions of ERISA or other applicable Legal Requirements, no Company Benefit Plan or Contract provides retiree medical or retiree life insurance benefits to any Person, and the Company is not contractually or otherwise obligated (whether or not in writing) to, and the Company has never represented that it will, provide any Person with life insurance or medical benefits upon retirement or termination of employment.
3.12   Compliance With Legal Requirements; Governmental Authorizations.
(a)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are, and since the Applicable Date have been, in compliance with, and are not in default or in violation of, any Legal Requirement. Neither the Company nor any of its Subsidiaries has received, at any time since the Applicable Date, any written notice or, to the Knowledge of the Company, other communication from any Governmental Body or any other Person regarding (A) any actual or alleged violation of, or failure to comply with, any Legal Requirement, or (B) any actual or alleged obligation on the part of the Company or any of its Subsidiaries to undertake, or to bear all or any portion of the cost of, any material remedial action of any nature.
(b)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries hold all of the permits, certificates, licenses, registrations, variances, exemptions, orders, approvals and other Governmental Authorizations that are material to the operation of the business of the Company and its Subsidiaries in accordance with applicable Legal Requirements (collectively, the “Company Permits”), (ii) the Company and its Subsidiaries are, and at all times since the Applicable Date, have been, in compliance with all Company Permits and (iii) each Company Permit is valid and in full force and effect.
3.13   Environmental Matters.   Except as set forth on Section 3.13 of the Company Disclosure Schedule, or as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the ongoing operations of the Company and its Subsidiaries:
(a)   the Company and its Subsidiaries are, and during the relevant time periods specified pursuant to all applicable statutes of limitations have been, in compliance with, and are not currently in violation of, any applicable Environmental Laws;
(b)   the Company and its Subsidiaries have obtained and have been and are in compliance with all Company Permits required under Environmental Laws (collectively, the “Company Environmental Permits”) to operate and conduct their respective businesses as presently operated and conducted;
(c)   there is no Contamination of or at the Facilities of the Company (including surface soils, subsurface strata, groundwater, surface water, buildings, or other structures) with respect to which any investigatory, remedial or corrective action by the Company or any of its Subsidiaries is presently required under Environmental Laws;
(d)   neither the Company nor any of its Subsidiaries has Released any Hazardous Substance into the environment in a manner that could reasonably be expected to result in liabilities under Environmental Laws;
(e)   neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim, citation, summons, complaint, order or request for information, and, no investigation, action, claim, suit, proceeding or review is pending or, to the Knowledge of the Company, threatened by any

Person against the Company or any of its Subsidiaries in each case, with respect to matters arising out of or related to any Environmental Law;
(f)   neither the Company nor any of its Subsidiaries is subject to any Order or other agreement with any Governmental Body or to any indemnity or other agreement with any third Person relating to a liability or obligation under any Environmental Law or assigning liability to the Company or any of its Subsidiaries in respect of Hazardous Substances; and
(g)   to the Knowledge of the Company, there are no circumstances or conditions involving the Company or any of its Subsidiaries that could reasonably be expected to result in any claims, liability, obligations, investigations, costs, or restrictions on the ownership, use, or transfer of any property of the Company or any of its Subsidiaries pursuant to any Environmental Law.
3.14   Legal Proceedings.   Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no (a) Legal Proceeding pending, or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or (b) judgment, decree, injunction, ruling or order of any Governmental Body or arbitrator outstanding against the Company or any of its Subsidiaries. To the Knowledge of the Company, as of the date of this Agreement, no officer or director of the Company is a defendant in any material Legal Proceeding in connection with his or her status as an officer or director of the Company or any of its Subsidiaries. There is no judgment, settlement, order, decision, direction, writ, injunction, decree, stipulation or legal or arbitration award of, or promulgated or issued by, any Governmental Body in effect to which the Company or any of its Subsidiaries is a party or subject that materially interferes with, or would be reasonably likely to materially interfere with, the business of the Company or any of its Subsidiaries as currently conducted or prevent the ability of the Company and its Subsidiaries to consummate the Contemplated Transactions by the End Date.
3.15   Contracts; No Defaults.
(a)   Section 3.15(a) of the Company Disclosure Schedule contains a complete and accurate list of all Company Material Contracts to or by which the Company or any of its Subsidiaries is a party or is bound as of the date of this Agreement. The Company has, prior to the date of this Agreement, delivered or made available to Parent copies of each Company Material Contract (and its material related schedules, exhibits and appendices) as in effect as of the date of this Agreement, other than Agreements that have been filed without redaction prior to the date of this Agreement as an exhibit to a Company SEC Report that is publicly available on EDGAR. For purposes of this Agreement, “Company Material Contract” means each Company Contract (including any amendment thereto):
(i)   that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;
(ii)   except as set forth in (v) below, to which or with respect to which any director, officer or Affiliate (excluding Subsidiaries of the Company) of the Company or any of its Subsidiaries are parties or express beneficiaries;
(iii)   evidencing Indebtedness of the Company or any of its Subsidiaries or that relates to the mortgaging or pledging or otherwise placing a Lien on, any of the material assets or equity interests of the Company or any of its Subsidiaries, except for Company Contracts relating to trade receivables;
(iv)   that expressly (A) restricts or prohibits the business activity of the Company or any of its Subsidiaries, (B) limits the freedom of the Company or its Subsidiaries to engage in any line of business or to compete with any other Person or in any geographic area or during any time, excluding, in each case clauses in commercial contracts entered into in the ordinary course of business consistent with past practice restricting the disclosure of confidential information, or (C) includes any provisions in respect of exclusivity, most favored nations pricing, minimum purchase or sale guarantees, non-solicitation of any Person or similar concepts that are material to the Company and its Subsidiaries;

(v)   relating to the employment of, or the performance of services by, any employee or independent contractor, or pursuant to which the Company or any of its Subsidiaries is or may become obligated to make any severance, termination, or similar payment to any current or former employee or director; or pursuant to which the Company or any of its Subsidiaries is or may become obligated to make any bonus or similar payment (other than payments constituting base salary) in excess of $75,000 to any single current or former employee, director or independent contractor or in excess of $150,000 to any group of current or former employees, directors or independent contractors;
(vi)   any collective bargaining agreement or other Company Contracts with any labor union;
(vii)   providing for indemnification of any officer, director, employee, or agent;
(viii)   (A) relating to the acquisition, issuance, voting, registration, sale, or transfer of any securities, (B) providing any Person with any preemptive right, right of participation, right of maintenance, or any similar right with respect to any securities, or (C) providing the Company or any of its Subsidiaries with any right of first refusal with respect to, or right to repurchase or redeem, any securities;
(ix)   to which any Major Customer or any of its Affiliates is a party or under which such Major Customer or its Affiliates have any rights or obligations;
(x)   that requires the Company or any of its Subsidiaries to make any advance, loan, extension of credit or capital contribution to, or other investment in, any Person, in excess of $100,000;
(xi)   that relates to the sale, transfer or other disposition of a business, real or personal property, or assets by the Company or any of its Subsidiaries in excess of $250,000;
(xii)   that relates to the purchase or acquisition of a business or assets where the remaining payment obligations as of the date of this Agreement are in excess of $250,000;
(xiii)   pursuant to which the Company or any of its Subsidiaries has any potential continuing indemnification obligations in excess of $250,000;
(xiv)   pursuant to which the Company or any of its Subsidiaries has any potential continuing guarantee, “earnout” or other contingent, deferred or fixed payment obligations in excess of $100,000;
(xv)   that grants any third Person, or obligates the Company or any of its Subsidiaries to exercise, an option or other preferential right to purchase, sell, lease, encumber or transfer any right, title or interest in and to any material property of the Company or any of its Subsidiaries;
(xvi)   any Contract with any financial advisor or investment or commercial bank that will be binding on the Company or any of its Subsidiaries after Closing (other than those that contain only customary indemnification provisions);
(xvii)   any Contract that relates to or involves future expenditures, receipts or payments by the Company or any of its Subsidiaries of more than $250,000 in any one (1) year period that cannot be terminated on less than sixty (60) days’ notice without material payment or penalty;
(xviii)   any Contract that contains any provisions that restrict any Person from (i) offering or proposing (whether publicly or otherwise) to acquire any capital stock of the Company (whether directly or indirectly or whether through an acquisition, tender offer, exchange offer, merger or otherwise) or (ii) taking actions that are intended to result in a change of control of the Company;
(xix)   any Contract pursuant to which (i) Intellectual Property that is material to the business of the Company or its Subsidiaries or involves consideration in excess of $100,000 is licensed to the Company or any of its Subsidiaries (other than license agreements for unmodified “off-the-shelf” software on generally standard terms and conditions involving total consideration of less than $25,000) or (ii) the Company or any of its Subsidiaries has granted a right with respect to Intellectual

Property that is material to the business of the Company or its Subsidiaries, other than implied licenses granted in the ordinary course of business;
(xx)   any Contract that grants an Encumbrance on any material asset of the Company or any of its Subsidiaries; and
(xxi)   any other Contract, if a breach or termination of such Contract could have a Company Material Adverse Effect.
(b)   Each Company Material Contract is valid and in full force and effect and is enforceable in accordance with its terms against the Company or its Subsidiaries, as applicable, and, to the Knowledge of the Company, the other parties thereto (in each case subject to the Bankruptcy and Equity Exception), except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:
(i)   neither the Company nor any of its Subsidiaries has violated or breached, or committed any default under, any Company Material Contract; and, to the Knowledge of the Company, no other Person has violated or breached, or committed any default under, any Company Material Contract; and
(ii)   neither the Company nor any of its Subsidiaries has received any written notice or, to the Knowledge of the Company, other communication that there has been any violation or breach of, or default under, any Company Material Contract by the Company or any of its Subsidiaries.
3.16   Insurance.   Section 3.16 of the Company Disclosure Schedule sets forth all material insurance policies issued in favor of the Company or any of its Subsidiaries (the “Company Insurance Policies”). The Company Insurance Policies are each valid and currently effective insurance policies issued in favor of the Company or its Subsidiary, as applicable, and is adequate and otherwise customary for companies of similar size, financial condition and operational risk profile. All Company Insurance Policies are in full force and effect, all premiums due thereon have been paid, and the Company and its Subsidiaries have complied with the provisions of such policies. As of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Company Insurance Policy. As of the date of this Agreement, there is no claim by the Company or any of its Subsidiaries pending under any Company Insurance Policy that, to the Knowledge of the Company, has been denied or disputed by the insurer other than denials and disputes in the ordinary course of business consistent with past practice or that, if not paid, would not be material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries has received any written notice from or on behalf of any insurance carrier that there will be a cancellation or nonrenewal of any Company Insurance Policy.
3.17   Labor and Employment Matters.
(a)   Except as set forth on Section 3.17(a) to the Company Disclosure Schedule, since the Applicable Date, neither the Company nor any of its Subsidiaries has been a party to, or bound by, any collective bargaining agreement, or other Contract with a labor union or labor organization or other representative of employees.
(b)   Since the Applicable Date, there have been no strikes, lockouts or work stoppages existing or, to the Company’s Knowledge, threatened, with respect to any employees of the Company or any of its Subsidiaries.
(c)   Since the Applicable Date, there have been no union certification or representation petitions or demands with respect to any employees of the Company or its Subsidiaries and, to the Company’s Knowledge, no union organizing campaign or similar effort is pending or threatened with respect to any employees of the Company or its Subsidiaries.
(d)   Neither the Company nor any of its Subsidiaries is required to provide any notices, or complete consultations or negotiations with, any unions, works councils, labor boards, other employee representatives under any applicable Legal Requirement or a collective bargaining or other agreement. No unions, works councils, labor boards, or other representatives have objected to the transaction contemplated by this Agreement.
(e)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no complaint, charge, grievance, investigation, audit, or Legal Proceeding by or before any Governmental Body brought by or on behalf of any employee, prospective employee, former employee, retiree, labor organization, or other representative of its employees or relating to its employees or employment practices (including charges of or relating to: unfair labor practices, failure to pay wages, discrimination, retaliation or employee leave practices) or working conditions is pending or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries.
(f)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries are, and since the Applicable Date, have been, in compliance with all applicable Legal Requirements relating to labor and employment, including all such Legal Requirements relating to the engagement of leased employees and independent contractors, non-discrimination, non-retaliation, affirmative action, terms and conditions of employment, collective bargaining, hours of work, wage and hour requirements (including the proper classification of, compensation paid to, and related withholding with respect to employees, leased employees, and independent contractors), overtime pay, immigration, recordkeeping, leaves of absence, WARN Act compliance, reasonable accommodation of disabilities, occupational health and safety requirements, workers’ compensation, payment of employment-related Taxes, and all other employment practices.
(g)   The Company has provided to Parent a true, correct and complete list of the following information for each employee of the Company and its Subsidiaries, to the extent permissible by Law: name or employee ID, job title, employing entity, date of hire, compensation (including salary, hourly rate, commission, bonus and other incentive compensation as applicable), Fair Labor Standards Act designation (i.e., “exempt” or “non-exempt”, as applicable), work location, visa or other work authorization status, leave status (including nature and expected duration of any leave) and membership in any union, bargaining unit, works council, or labor board.
(h)   Except as set forth in Section 3.17(h) of the Company Disclosure Schedule, all employees of the Company and its Subsidiaries are employed by entities located in the country in which the employee’s primary services are provided.
3.18   Brokers.   No broker, finder, investment banker, or other Person is or may be entitled to any brokerage, finder’s, or other fee or commission in connection with the Contemplated Transactions based upon arrangements or authorizations made by or on behalf of the Company or any of its Subsidiaries.
3.19   Customers and Suppliers.   The Company has made available to Parent a list of the 20 largest customers (by revenues received) and the 20 largest suppliers (by amounts spent) of the Company and its Subsidiaries, taken as a whole, in each case for the year ended December 31, 2020. Since January 1, 2021 and through the date of this Agreement, (a) no such Company customer or supplier has cancelled or otherwise terminated its relationship with the Company or any of its Subsidiaries, and (b) no such Company customer or supplier has threatened in writing to cancel or otherwise terminate its relationship with the Company or any of its Subsidiaries or its usage of the services of the Company or any of its Subsidiaries.
3.20   Rights Plan; Antitakeover Statutes.   The Company has either (a) allowed the Company Rights Agreements to expire by its terms prior to the Effective Time; or (b) amended the Company Rights Agreement to provide that (i) neither Parent, Holdco LLC nor Merger Sub nor any of their respective Affiliates shall be deemed to be an Acquiring Person (as such term is defined in the Company Rights Agreement), and such amendment does not so exclude any other Person, (ii) neither a Distribution Date nor a Stock Acquisition Date (as each term is defined in the Company Rights Agreement) shall be deemed to have occurred, and the Rights will not detach from the Company Common Stock or become nonredeemable, as a result of the execution, delivery or performance of this Agreement, the Support Agreements or the consummation of the Merger or the other Contemplated Transactions, and (iii) the Rights shall terminate immediately prior to the Effective Time. The Contemplated Transactions are not subject to any applicable anti-takeover provisions related to business combinations in the DGCL or any other similar anti-takeover, moratorium, fair price, control share, interested shareholder or similar Legal Requirement (an “Antitakeover Statute”) or any similar provision in the Organizational Documents of the Company.
3.21   Interest of Officers and Directors.   Neither the Company nor any of its Subsidiaries is party to any transaction or arrangement under which any (a) present or former executive officer or director of the Company or any of its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the Company Common Stock or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease or other Contract with or binding upon the Company or any Subsidiary of the Company or owns or has any interest in any of their respective properties or assets, in each case as would be required to be disclosed by the Company pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act (any such transaction, a “Company Related Party Transaction”).
3.22   Compliance with U.S. Foreign Corrupt Practices Act and Other Applicable Legal Requirements.
(a)   Neither the Company nor any of its Subsidiaries nor their respective directors, officers, employees, nor to the Knowledge of the Company, agents, distributors or other Representatives of the Company or any of its Subsidiaries, have, within the preceding five years, violated or been convicted of any Anti-Corruption Law, nor have they directly or indirectly (i) made, offered, paid, promised to pay, provided, or authorized the payment of any money, contribution, gift, hospitality, entertainment, bribe, rebate, payoff, influence payment (including any facilitation payments), kickback, commission, reward, other payment, or anything else of value to any Person, including any Government Official or any employee or representative of a Governmental Body, any Person acting for or on behalf of any Government Official, or any non-U.S. political party, representative of a non-U.S. political party or candidate for non-U.S. public office, regardless of form, whether in money, property, services or other advantage, for the purpose of obtaining or retaining business or favorable government action or to otherwise secure any improper advantage, in violation of the Anti-Corruption Laws; nor (ii) created any false record or established or maintained any fund or asset that has not been recorded in the books and records of the Company or any of its Subsidiaries in connection with such actions, in each case in such a manner that would violate the Anti-Corruption Laws, and all similar Legal Requirements. The Company and its Subsidiaries, have at all times during the last five years conducted their respective businesses in compliance with the Anti-Corruption Laws, and all similar Legal Requirements, domestic and foreign in jurisdictions in which the Company and its Subsidiaries operate and in which any agent thereof is conducting business involving the Company and its Subsidiaries, and the Company and its Subsidiaries have instituted and maintained policies, procedures, and controls reasonably designed to ensure continued compliance therewith. No Legal Proceeding by or before any Governmental Body involving the Company or its Subsidiaries or their respective directors, officers, employees, agents, distributors or Representatives relating to the Anti-Corruption Laws is pending or, to the Knowledge of the Company, threatened, except as would not be reasonably expected to be material to the Company and its Subsidiaries, taken as a whole.
(b)   The Company and its Subsidiaries, directors, officers, managers, employees, and, to the Knowledge of the Company, agents and other representatives of the Company and any of its Subsidiaries are currently, and have during the past five years been, in material compliance with all applicable Sanctions Laws, Ex-Im Laws, and the U.S. anti-boycott laws and regulations administered by the U.S. Department of Commerce and the U.S. Department of the Treasury Internal Revenue Service. Neither the Company, nor any of its Subsidiaries, nor any of its or their respective directors, officers, managers, or employees, nor, to the Knowledge of the Company, any of its or their respective agents or other representatives, are currently, or have been during the past five years: (i) a Sanctioned Person; (ii) organized, resident, or located in a Sanctioned Country; or (iii) operating, conducting business, participating in any transaction, or otherwise engaging in dealings with any Sanctioned Person or in any Sanctioned Country, to the extent such activities violate applicable Sanctions Laws or Ex-Im Laws. No Legal Proceeding by or before any Governmental Body involving the Company or its Subsidiaries or their respective directors, officers, employees, agents, distributors or Representatives relating to applicable Sanctions Laws or Ex-Im Laws is pending or, to the Knowledge of the Company, threatened, except as would not be reasonably expected to be material to the Company and its Subsidiaries, taken as a whole.
3.23   No Other Representations or Warranties.
(a)   EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES MADE IN THIS ARTICLE 3 AND NOT WITHSTANDING ANYTHING HEREIN TO THE CONTRARY, NONE OF THE COMPANY OR ANY OTHER PERSON MAKES OR HAS MADE ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO THE COMPANY OR ANY OF ITS SUBSIDIARIES OR THEIR RESPECTIVE BUSINESSES, OPERATIONS, ASSETS, LIABILITIES OR CONDITIONS (FINANCIAL OR OTHERWISE) IN CONNECTION WITH THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS, AND THE COMPANY HEREBY DISCLAIMS ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES. IN PARTICULAR, WITHOUT LIMITING THE FOREGOING DISCLAIMER, NONE OF THE COMPANY OR ANY OTHER PERSON MAKES OR HAS MADE ANY REPRESENTATION OR WARRANTY TO PARENT, HOLDCO LLC OR MERGER SUB OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES WITH RESPECT TO (i) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR PROSPECT INFORMATION RELATING TO THE COMPANY OR ANY OF ITS SUBSIDIARIES OR THEIR RESPECTIVE BUSINESSES; OR (ii) EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES MADE BY THE COMPANY IN THIS ARTICLE 3, ANY ORAL OR WRITTEN INFORMATION PRESENTED TO PARENT, HOLDCO LLC OR MERGER SUB OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES IN THE COURSE OF THEIR DUE DILIGENCE INVESTIGATION OF THE COMPANY OR ITS SUBSIDIARIES, THE NEGOTIATION OF THIS AGREEMENT OR IN THE COURSE OF THE CONTEMPLATED TRANSACTIONS.
(b)   NOTWITHSTANDING ANYTHING CONTAINED IN THIS AGREEMENT TO THE CONTRARY, THE COMPANY ACKNOWLEDGES AND AGREES THAT NONE OF PARENT, HOLDCO LLC OR MERGER SUB OR ANY OTHER PERSON, INCLUDING ANY AFFILIATES OF PARENT, HAS MADE OR IS MAKING ANY REPRESENTATIONS OR WARRANTIES RELATING TO PARENT OR ITS SUBSIDIARIES WHATSOEVER, EXPRESS OR IMPLIED, BEYOND THOSE EXPRESSLY GIVEN BY PARENT, HOLDCO LLC OR MERGER SUB IN Article 4, INCLUDING ANY IMPLIED REPRESENTATION OR WARRANTY AS TO THE ACCURACY OR COMPLETENESS OF ANY INFORMATION REGARDING PARENT OR ANY OF ITS SUBSIDIARIES FURNISHED OR MADE AVAILABLE TO THE COMPANY, OR ANY OF ITS REPRESENTATIVES, AND THAT THE COMPANY EXPRESSLY DISCLAIMS RELIANCE UPON ANY SUCH OTHER REPRESENTATION OR WARRANTY NOT SET FORTH IN THIS AGREEMENT. THE COMPANY EXPRESSLY DISCLAIMS ANY OBLIGATION OR DUTY BY PARENT, HOLDCO, LLC, MERGER SUB OR ANY OTHER PERSON, INCLUDING ANY AFFILIATES OF PARENT, TO MAKE ANY DISCLOSURES OF FACT NOT REQUIRED TO BE DISCLOSED PURSUANT TO THE SPECIFIC REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS AGREEMENT. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THE COMPANY ACKNOWLEDGES THAT NO REPRESENTATIONS OR WARRANTIES ARE MADE WITH RESPECT TO ANY PROJECTIONS, FORECASTS, ESTIMATES, BUDGETS OR PROSPECT INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES (INCLUDING IN CERTAIN “DATA ROOMS,” “VIRTUAL DATA ROOMS,” MANAGEMENT PRESENTATIONS OR IN ANY OTHER FORM IN EXPECTATION OF, OR IN CONNECTION WITH, THE CONTEMPLATED TRANSACTIONS).
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PARENT, HOLDCO LLC AND
MERGER SUB
Except as set forth in (i) any Parent SEC Report filed by Parent with the SEC since December 31, 2020 and publicly available prior to the date of this Agreement (excluding any disclosures set forth in any such

Parent SEC Report in any risk factor section, any forward-looking disclosure in any section relating to forward-looking statements or any other statements that are non-specific, cautionary, predictive or forward-looking in nature, other than historical facts included therein), or (ii) the Parent Disclosure Schedule, Parent represents and warrants to the Company as follows:
4.1   Organization and Good Standing.
(a)   Parent, Holdco LLC and Merger Sub are duly organized, validly existing, and in good standing under the laws of their respective jurisdictions of organization, with full corporate power and authority to conduct their respective businesses as now being conducted, to own or use the respective properties and assets that they purport to own or use, and to perform all their respective obligations under Contracts to which Parent, Holdco LLC or Merger Sub is a party or by which Parent, Holdco LLC or Merger Sub or any of their respective assets are bound, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent, Holdco LLC and Merger Sub are duly qualified to do business and are in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by them, or the nature of the activities conducted by them, requires such qualification, except where the failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b)   Merger Sub is a direct, wholly owned Subsidiary of Parent that was formed solely for the purpose of engaging in the Contemplated Transactions. Since the date of its incorporation, Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its respective obligations hereunder, and matters ancillary thereto.
(c)   Holdco LLC is a direct, wholly owned Subsidiary of Holdings that was formed solely for the purpose of engaging in the Contemplated Transactions. Since the date of its organization, Holdco LLC has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its respective obligations hereunder, and matters ancillary thereto.
4.2   Authority; No Conflict.
(a)   Each of Parent, Holdco LLC and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by the Parent, Holdco LLC and Merger Sub and the consummation by Parent, Holdco LLC and Merger Sub of the Contemplated Transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Parent, Holdco LLC and Merger Sub are necessary to authorize this Agreement or to consummate the Contemplated Transactions. This Agreement has been duly and validly executed and delivered by each of Parent, Holdco LLC and Merger Sub, and assuming the due and valid execution of this Agreement by the Company, constitutes the legal, valid, and binding obligation of Parent, Holdco LLC and Merger Sub, enforceable against Parent, Holdco LLC and Merger Sub in accordance with its terms, except as such enforcement may be limited by the Bankruptcy and Equity Exception.
(b)   Neither the execution and delivery of this Agreement nor the consummation of any of the Contemplated Transactions does or will (with or without notice or lapse of time or both) (i) contravene, conflict with, or result in a violation of the Organizational Documents of Parent, Holdco LLC or Merger Sub, as applicable; (ii) assuming compliance with the matters referred to in Section 4.2(c), contravene, conflict with, or result in a violation of any Legal Requirement or any Order to which Parent, Holdco LLC or Merger Sub, or any of the assets owned or used by Parent, Holdco LLC or Merger Sub, is subject; or (iii) result in the imposition or creation of any Encumbrance (other than a Permitted Lien) upon or with respect to any of the assets owned or used by Parent or any of its Subsidiaries, except, in the case of clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults, or other occurrences that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(c)   The execution and delivery of this Agreement by Parent, Holdco LLC and Merger Sub does not, and the performance of this Agreement and the consummation of the Contemplated Transactions by Parent, Holdco LLC and Merger Sub will not, require any Consent of, or filing with, or notification to, any Governmental Body, except (i) for (A) applicable requirements, if any, of the Exchange Act, the Securities Act, and Blue Sky Laws, (B) filing of the Certificate of Merger and the Subsequent Certificate of Merger with the Secretary of State of Delaware, and (C) filings with the NYSE and (ii) where failure to obtain such Consents, or to make such filings or notifications, individually or in the aggregate, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
4.3   Capitalization.
(a)   As of the date of this Agreement, the authorized capital stock of Parent consists of 590,000,000 shares of capital stock, consisting of (1) 50,000,000 shares of Parent Preferred Stock, (2) 350,000,000 shares of Parent Class A Common Stock, (3) 40,000,000 shares of Parent Class A-2 Common Stock, and (4) 150,000,000 shares of Parent Class B Common Stock. As of the date of this Agreement, (i) 94,172,918 shares of Parent Class A Common Stock were issued and outstanding, including 3,144,513 shares of Parent Class A Common Stock subject to restricted stock awards; (ii) zero shares of Parent Class A Common Stock were subject to restricted stock units of Parent, 2,074,216 shares of Parent Class A Common Stock were subject to stock options, 3,803,025 shares of Parent Class A Common Stock were subject to performance share units (assuming that such performance share units were earned at the maximum level of performance), and zero shares of Parent Class A Common Stock were subject to stock-settled incentive awards; (iii) no shares of Parent Class A-2 Common Stock were issued and outstanding; (iv) 16,221,101 common units representing limited liability company interests of Parent LLC (the “Parent LLC Units”) and 16,221,101 shares of Parent Class B Common Stock were issued and outstanding and were together exchangeable for 16,221,101 shares of Parent Class A Common Stock pursuant to the Parent LLC Agreement and the Organizational Documents of Parent; (v) no shares of Parent Preferred Stock were outstanding; (vi) no Voting Debt of Parent was outstanding; (vii) no shares of Parent Class A Common Stock were held in the treasury of Parent; and (viii) 2,832,299 shares of Parent Class A Common Stock were reserved for issuance for equity-based awards not yet granted pursuant to the equity incentive plans of Parent. Except as set forth in this Section 4.3(a), there are outstanding, as of the date of this Agreement: (1) no shares of capital stock of Parent; (2) no securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of Parent or Voting Debt of Parent and (3) no options, warrants, calls, rights (including preemptive rights), commitments or agreements to which Parent or any of its Subsidiaries is a party or by which it is bound in any case obligating Parent or any of its Subsidiaries to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of capital stock of Parent or any Voting Debt of Parent or other voting securities of Parent, or obligating Parent or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.
(b)   All outstanding shares of Parent Common Stock are validly issued, fully paid and non-assessable and not subject to any preemptive rights. All outstanding shares of Parent Common Stock have been issued in compliance in all material respects with applicable securities or other Legal Requirements.
(c)   There are no stockholder agreements, voting trusts or other agreements to which Parent is a party or by which it is bound relating to the voting of any shares of Parent Common Stock.
(d)   All outstanding Parent LLC Units are validly issued, fully paid and non-assessable (except as such non-assessability may be affected by Sections 18-607 and 18-804 of the Delaware Limited Liability Companies Act) and not subject to any preemptive rights. All outstanding Parent LLC Units have been issued in compliance in all material respects with applicable securities or other Legal Requirements.
4.4   SEC Filings.
(a)   Since the Applicable Date, Parent has timely filed or furnished all forms, reports, registration statements and other documents required to be filed or furnished by it with the SEC. Each of the forms, reports, registration statements and other documents filed or furnished by Parent with the SEC since the Applicable Date (such forms, reports, registration statements, and other documents, whether or not available through EDGAR, are collectively referred to herein as the “Parent SEC Reports”) (i) as of the date of the filing of such report, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations thereunder and the rules and regulations of any applicable national securities exchange, and (ii) as of its filing date (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no material outstanding or unresolved comments in any comment letters received by Parent from the SEC or its staff, and, to the Knowledge of Parent, none of the Parent SEC Reports is the subject of ongoing SEC review. No Subsidiary of Parent is, or has been, subject to any requirement to file periodic reports under the Exchange Act or is otherwise required to file any periodic statements, schedules, reports, forms or other documents with the SEC.
(b)   The Parent Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act and listed on the NYSE, and Parent has taken no action designed to, or which to the Knowledge of Parent is reasonably likely to have the effect of, terminating the registration of the Parent Class A Common Stock under the Exchange Act or delisting the Parent Class A Common Stock from the NYSE, and nor has Parent received any notification that the SEC is contemplating terminating such registration or that the NYSE is contemplating such delisting. Parent is, and since the Applicable Date, has been, in compliance with the applicable NYSE rules, including its listing requirements for the continued trading of the Parent Class A Common Stock on the NYSE.
(c)   Each of the principal executive officer and the principal financial officer of Parent (or each former principal executive officer and former principal financial officer of Parent) has made all certifications required under Sections 302 and 906 of the Sarbanes-Oxley Act and the related rules and regulations promulgated thereunder and under the Exchange Act with respect to Parent SEC Reports. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.
(d)   Parent has implemented and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as required by Rule 13a-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that material information related to Parent, including its consolidated Subsidiaries, required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is accumulated and communicated to the principal executive officer and principal financial officer of Parent to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are designed to ensure that information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.
(e)   Parent has implemented and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including reasonable assurance (i) that transactions are executed in accordance with management’s general or specific authorizations and recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability and (ii) regarding prevention or timely detection of any unauthorized acquisition, use or disposition of assets that could have a material effect on Parent’s financial statements. Parent’s management, with the participation of Parent’s principal executive and financial officers, has completed an assessment of the effectiveness of Parent’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2020, and such assessment concluded that such internal controls were effective using the framework specified in the Annual Report on Form 10-K for the year ended December 31, 2020 of Parent.
(f)   Since the Applicable Date, there have not been any changes in Parent’s internal controls over financial reporting that are reasonably likely to materially affect Parent’s and its Subsidiaries’ internal controls over financial reporting. Based on its most recent evaluation of its internal controls prior to the date hereof, Parent has disclosed to its auditors and its audit committee (A) all known significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect in any material respect its ability to record, process, summarize and report its consolidated financial information and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting.
(g)   Since the Applicable Date, no personal loan or other extension of credit by Parent or any Subsidiary to any of its or their executive officers or directors has been made or modified in violation of Section 13 of the Exchange Act and Section 402 of the Sarbanes-Oxley Act.
(h)   Since the Applicable Date, to Parent’s Knowledge, there has not been any complaint, allegation, assertion, or claim, whether written or made to a whistleblower hotline, regarding the accounting or auditing practices, procedures, methodologies, or methods of Parent or any of its Subsidiaries or their internal control over financial reporting, including any complaint, allegation, assertion, or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices.
4.5   Financial Statements.
(a)   Each of the consolidated financial statements (including, in each case, any notes thereto) contained or incorporated by reference in the Parent SEC Reports (collectively, the “Parent Financial Statements”) complied as to form in all material respects with the rules and regulations of the SEC as of the date of the filing of such reports, was prepared from, and is in accordance with, the books and records of Parent and its Subsidiaries, was prepared in accordance with GAAP applied on a consistent basis during the period involved (except as may be indicated in Parent Financial Statements or the notes thereto), and fairly present in all material respects the financial condition and the results of operations, changes in stockholders’ equity and cash flow of Parent and its Subsidiaries as of the respective dates of and for the periods referred to in such financial statements, subject, in the case of interim financial statements, to (i) the omission of notes to the extent permitted by Regulation S-X and (ii) normal, recurring year-end adjustments. No financial statements of any Person other than Parent and its Subsidiaries are required by GAAP to be included in the consolidated financial statements of Parent.
(b)   There are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise that would be required by GAAP to be reflected in a consolidated balance sheet of Parent and its Subsidiaries, other than: (i) liabilities adequately provided for on the balance sheet of Parent dated as of December 31, 2020 (including the notes thereto) contained in Parent’s Annual Report on Form 10-K for the year ended December 31, 2020; (ii) liabilities incurred since December 31, 2020 in the ordinary course of business consistent with past practice; (iii) current liabilities for fees and expenses incurred in connection with the Contemplated Transactions; and (iv) liabilities that would not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
4.6   Information Supplied.   None of the information supplied or to be supplied by or on behalf of the Parent, Holdco LLC or Merger Sub for inclusion in the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of the Parent, Holdco LLC or Merger Sub for inclusion in the Combined Consent Statement/Prospectus will, at the time the Combined Consent Statement/Prospectus is mailed to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Combined Consent Statement/Prospectus and the Form S-4 Registration Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder, except that no representation is made by the Parent, Holdco LLC or Merger Sub with respect to statements made therein based on information supplied by the Company or any of its Subsidiaries for inclusion therein.

4.7   Absence of Certain Changes and Events.   Since December 31, 2020 and through the date of this Agreement, (a) Parent, Holdco LLC and Merger Sub have conducted their respective businesses only in the ordinary course of business consistent with past practice, and (b) there has not been a Parent Material Adverse Effect, and no circumstance, development, change, event, effect or occurrence has occurred that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.
4.8   Legal Proceedings.   Except for such matters as would not be reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no (a) Legal Proceeding pending, or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or (b) judgment, decree, injunction, ruling or order of any Governmental Body or arbitrator outstanding against Parent or any of its Subsidiaries. To the Knowledge of Parent, as of the date of this Agreement, no officer or director of Parent is a defendant in any material Legal Proceeding in connection with his or her status as an officer or director of Parent or any of its Subsidiaries. There is no judgment, settlement, order, decision, direction, writ, injunction, decree, stipulation or legal or arbitration award of, or promulgated or issued by, any Governmental Body in effect to which any of Parent or any of its Subsidiaries is a party or subject that materially interferes with, or would be reasonably likely to materially interfere with, the business of Parent or any of its Subsidiaries as currently conducted or prevent the ability of Parent and its Subsidiaries to consummate the Contemplated Transactions by the End Date.
4.9   Brokers.   No broker, finder, investment banker, or other Person is or may be entitled to any brokerage, finder’s, or other fee or commission in connection with the Contemplated Transactions based upon arrangements or authorizations made by or on behalf of Parent or any of its Subsidiaries.
4.10   Ownership of the Company Common Stock.   Neither Parent nor any of its Subsidiaries, including Holdco LLC and Merger Sub, beneficially owns any shares of Company Common Stock as of the date hereof.
4.11   Taxes.
(a)   Neither Parent, Holdco LLC nor Merger Sub is aware, after reasonable diligence, of the existence of any fact or circumstance, or has taken or agreed to take any action, that could reasonably be expected to prevent or impede the Integrated Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
(b)   Following the Integrated Mergers, Parent or a member of Parent’s “qualified group” (as defined in Treasury Regulations Section 1.368-1(d)(4)(ii)) of corporations plans and intends to continue the Company’s “historic business” or use a “significant portion” of the Company’s “historic business assets” in a business (as such terms are defined in Treasury Regulations Sections 1.368-1(d)(2) and (3)) either directly or indirectly through one or more entities classified as partnerships for U.S. federal income tax purposes (i) in which Parent or members of Parent’s qualified group own in the aggregate an interest representing a “significant interest” in such entity or (ii) with respect to which Parent or a member of Parent’s qualified group exercises “active and substantial management functions” with respect to the historic business of the Company (as such terms are used in Treasury Regulations Section 1.368-1(d)(4)(iii)).
(c)   Parent has no plan or intention to cause Holdings to sell, transfer or otherwise dispose of a material amount of its assets, except for sales, transfers or dispositions of such assets made in the ordinary course of business or transfers or dispositions permitted by Treasury Regulations Section 1.368-2(k).
4.12   Compliance with Laws.   Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent, Holdco LLC and Merger Sub conduct, and since January 1, 2021 have conducted, in all material respects, their business in compliance with all laws and governmental orders applicable to the business of the Parent, Holdco LLC and Merger Sub and are not in material violation of any such law or governmental order, in each case including all applicable anti-bribery and anti-corruption laws, economic sanctions laws and embargos, export control laws, customs and import laws and international trade laws.

4.13   No Other Representations or Warranties.
(a)   EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES MADE IN THIS ARTICLE 4, NONE OF PARENT, HOLDCO LLC, MERGER SUB NOR ANY OTHER PERSON MAKES ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO PARENT OR ITS SUBSIDIARIES OR THEIR RESPECTIVE BUSINESSES, OPERATIONS, ASSETS, LIABILITIES OR CONDITIONS (FINANCIAL OR OTHERWISE) IN CONNECTION WITH THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS, AND EACH OF PARENT, HOLDCO LLC AND MERGER SUB HEREBY DISCLAIMS ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES. IN PARTICULAR, WITHOUT LIMITING THE FOREGOING DISCLAIMER, NONE OF PARENT, HOLDCO LLC, MERGER SUB NOR ANY OTHER PERSON MAKES OR HAS MADE ANY REPRESENTATION OR WARRANTY TO THE COMPANY OR ANY OF ITS AFFILIATES OR REPRESENTATIVES WITH RESPECT TO (I) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR PROSPECT INFORMATION RELATING TO PARENT OR ANY OF ITS SUBSIDIARIES OR THEIR RESPECTIVE BUSINESSES; OR (II) EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES MADE BY PARENT, HOLDCO LLC OR MERGER SUB IN THIS ARTICLE 4, ANY ORAL OR WRITTEN INFORMATION PRESENTED TO THE COMPANY OR ANY OF ITS AFFILIATES OR REPRESENTATIVES IN THE COURSE OF THEIR DUE DILIGENCE INVESTIGATION OF PARENT OR ITS SUBSIDIARIES, THE NEGOTIATION OF THIS AGREEMENT OR IN THE COURSE OF THE CONTEMPLATED TRANSACTIONS.
(b)   NOTWITHSTANDING ANYTHING CONTAINED IN THIS AGREEMENT TO THE CONTRARY, EACH OF PARENT, HOLDCO LLC AND MERGER SUB ACKNOWLEDGES AND AGREES THAT NONE OF THE COMPANY OR ANY OTHER PERSON, INCLUDING ANY AFFILIATES OF THE COMPANY, HAS MADE OR IS MAKING ANY REPRESENTATIONS OR WARRANTIES RELATING TO THE COMPANY OR ITS SUBSIDIARIES WHATSOEVER, EXPRESS OR IMPLIED, BEYOND THOSE EXPRESSLY GIVEN BY THE COMPANY IN Article 3, INCLUDING ANY IMPLIED REPRESENTATION OR WARRANTY AS TO THE ACCURACY OR COMPLETENESS OF ANY INFORMATION REGARDING THE COMPANY OR ANY OF ITS SUBSIDIARIES FURNISHED OR MADE AVAILABLE TO PARENT, OR ANY OF ITS REPRESENTATIVES AND THAT EACH OF PARENT, HOLDCO LLC AND MERGER SUB EXPRESSLY DISCLAIMS RELIANCE UPON ANY SUCH OTHER REPRESENTATION OR WARRANTY NOT SET FORTH IN THIS AGREEMENT. EACH OF PARENT, HOLDCO LLC AND MERGER SUB EXPRESSLY DISCLAIMS ANY OBLIGATION OR DUTY BY THE COMPANY OR ANY OTHER PERSON, INCLUDING ANY AFFILIATES OF THE COMPANY, TO MAKE ANY DISCLOSURES OF FACT NOT REQUIRED TO BE DISCLOSED PURSUANT TO THE SPECIFIC REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS AGREEMENT. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, EACH OF PARENT, HOLDCO LLC AND MERGER SUB ACKNOWLEDGES THAT NO REPRESENTATIONS OR WARRANTIES ARE MADE WITH RESPECT TO ANY PROJECTIONS, FORECASTS, ESTIMATES, BUDGETS OR PROSPECT INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE TO PARENT OR ANY OF ITS REPRESENTATIVES (INCLUDING IN CERTAIN “DATA ROOMS,” “VIRTUAL DATA ROOMS,” MANAGEMENT PRESENTATIONS OR IN ANY OTHER FORM IN EXPECTATION OF, OR IN CONNECTION WITH, THE CONTEMPLATED TRANSACTIONS).
ARTICLE 5
CERTAIN COVENANTS
5.1   Operation of the Company’s Business.
(a)   During the period from the date of this Agreement through the Effective Time or earlier termination of this Agreement in accordance with Article 7 hereof (the “Pre-Closing Period”), except as set forth in Section 5.1(a) of the Company Disclosure Schedule, as explicitly permitted or required by this Agreement, as required by applicable Legal Requirements or with the prior written consent of

Parent, the Company shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct their businesses in the ordinary course of business consistent with past practice, including by using reasonable best efforts to (i) preserve substantially intact their current business organizations, (ii) maintain their existing relations with key suppliers, customers, employees and other Persons having business relationships with the Company or any of its Subsidiaries, (iii) maintain their insurance policies or reasonable substitutes thereof, and (iv) properly maintain all material personal properties and assets, tangible and intangible, owned by or leased to or by the Company and its Subsidiaries, substantially in accordance with past practice.
(b)   During the Pre-Closing Period, except as set forth on Section 5.1(b) of the Company Disclosure Schedule, as explicitly permitted or required by this Agreement, as required by applicable Legal Requirements or with the prior written consent of Parent, the Company shall not, and shall not permit any of its Subsidiaries to:
(i)   (A) declare, set aside, or pay any dividends on, or make any other distributions (whether in cash, stock, or property) in respect of, any of its capital stock or other equity or voting interests, except for dividends paid by any Subsidiary of the Company to the Company or any wholly-owned Subsidiary of the Company; (B) split, combine or reclassify any of its capital stock or other equity or voting interests or (C) purchase, redeem, or otherwise acquire directly or indirectly any of its capital stock or any other securities of the Company or any of its Subsidiaries or any securities convertible into or exchangeable for such shares of capital stock or other securities of the Company or any of its Subsidiaries, or any options, warrants, calls, or rights to acquire any such shares or other securities, except for any acquisition of shares of Company Common Stock upon the vesting or settlement of Company RSU Awards, Company PSU Awards or Company Restricted Stock Awards to satisfy any tax withholding obligations and except for any acquisition of Company Warrants upon the exercise of Company Warrants, in each case, in accordance with their present terms (for the avoidance of doubt, the Company shall allow the Company Rights Plan to expire by its terms on December 21, 2021 and shall not adopt any similar arrangements);
(ii)   offer, issue, deliver, grant, sell, transfer, dispose of, pledge or otherwise encumber any shares of its capital stock, any other equity or voting interests or any securities convertible into, or exchangeable for, or any options, warrants, calls, or rights to acquire or receive, any such shares, interests, or securities, or any stock appreciation rights, phantom stock awards, or other rights that are linked in any way to the price of the Company Common Stock, Company Restricted Stock Awards or the capital stock of any Subsidiary of the Company or the value of the Company or any part thereof (including any Subsidiary of the Company or any part thereof), other than the issuance of shares of Company Common Stock upon the vesting or settlement of any Company RSU Awards, Company PSU Awards or Company Restricted Stock Awards or the exercise of Company Warrants, in each case that are outstanding as of the date of this Agreement and in accordance with their present terms;
(iii)   amend or otherwise change, or cause, authorize or propose to amend or otherwise change, any of its Organizational Documents (including by merger, consolidation or otherwise);
(iv)   consummate or adopt a plan of complete or partial liquidation, dissolution, recapitalization or other reorganization, or merge, consolidate, combine or amalgamate with any other Person (except, solely with respect to the Company’s Subsidiaries, as otherwise permitted pursuant to Section 5.1(b)(v) and Section 5.1(b)(vii));
(v)   acquire by merger or otherwise, or lease any assets or securities or all or any portion of the business or property of any entity or merge, consolidate or enter into any other business combination transaction with any Person, in each case other than acquisitions for which the purchase price is less than $500,000 individually and $1,500,000 in the aggregate;
(vi)   make capital expenditures that are, with respect to any fiscal quarter, in the aggregate greater than the aggregate amount of capital expenditures scheduled to be made in the Company’s capital expenditure budget for such fiscal quarter as set forth on Section 5.1(b)(vi) of the Company Disclosure Schedule;

(vii)   sell, lease, permit to lapse, abandon, exchange or otherwise dispose of any portion of its assets or properties (which shall include any sale of any capital stock of any Subsidiary of the Company), other than (A) sales, leases or dispositions of inventory and the granting of nonexclusive licenses in the ordinary course of business consistent with past practice (which, for avoidance of doubt, shall be deemed to exclude, without limitation, the sale, exchange or other disposition of any equity interests in any of the Company’s Subsidiaries) and that would not exceed $62,500 individually or $250,000 in the aggregate during any fiscal quarter, (B) any disposition of obsolete or worn-out equipment or other assets that are no longer used, in each case in the ordinary course of business consistent with past practice, or (C) transactions solely among the Company and its wholly owned Subsidiaries;
(viii)   incur, create or assume any Indebtedness or guarantee any such Indebtedness of another Person (other than Indebtedness among the Company and its wholly owned Subsidiaries) or create any material Encumbrances on any property or assets of the Company or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Liens; provided, however, that the foregoing shall not restrict the incurrence of (A) any such Indebtedness among any Person and its wholly-owned Subsidiaries, among any Person’s wholly-owned Subsidiaries, and guarantees thereof, and (B) Indebtedness incurred under the Company Credit Agreement in the ordinary course of business in an amount not to exceed $1,000,000;
(ix)   make any (A) loans, advances, extension of credit other than trade credit to customers in the ordinary course of business consistent with past practice or (B) capital contributions to, or investments in, any other Person, other than any direct or indirect wholly owned Subsidiary of the Company;
(x)   (A) settle or compromise any Legal Proceeding against the Company or any of its Subsidiaries (including claims of stockholders and any stockholder litigation relating to this Agreement, the Contemplated Transactions or otherwise) in excess of $100,000 individually and $250,000 in the aggregate, in each case net of insurance proceeds; provided, however, that neither the Company nor any of its Subsidiaries shall settle or compromise any Legal Proceeding if such settlement or compromise (1) involves a material conduct remedy or material injunctive or similar relief, (2) involves an admission of criminal wrongdoing by the Company or any of its Subsidiaries or (3) has a restrictive impact on the business of the Company and its Subsidiaries, taken as a whole, in any material respect, or (B) waive or release any material claim or Legal Proceeding brought by the Company or any of its Subsidiaries against another Person, other than in the ordinary course of business consistent with past practice; provided, further, that, notwithstanding the foregoing, the Company shall not settle or propose to settle or compromise any Transaction Litigation except as expressly permitted by Section 5.18;
(xi)   except in the ordinary course of business consistent with past practice, (A) enter into any Contract that would be a Company Material Contract or (B) modify, amend, terminate or assign, or waive or assign any material rights under, any Company Material Contract; provided, however, that any Contract entered into in compliance with the foregoing shall not (x), as a result of the consummation of the Contemplated Transactions, give rise to a right of, or result in, termination, cancellation, or acceleration of any obligation or to a loss of a material benefit under, or result in the creation of any Encumbrance in or upon any of the properties or assets of the Company or any of its Subsidiaries or Parent or any of its Subsidiaries under, or give rise to any increased, additional, accelerated, or guaranteed rights or entitlements under, any provision of such Contract; or (y) in any way purport to materially restrict the business activity of the Company or any of its Subsidiaries or to materially limit the freedom of the Company or any of its Subsidiaries to engage in any line of business or to compete with any Person or in any geographic area;
(xii)   adopt, enter into or amend any collective bargaining agreement or other Contract with a labor union or representative of employees that is applicable to the employees of the Company or any of its Subsidiaries;
(xiii)   (A) grant any increases in the compensation (including incentive, severance, change-in-control or retention compensation) or benefits paid, payable, provided or to become payable or provided to, or grant any cash- or equity-based awards to, any current or former directors, officers, employees or independent contractors of the Company or its Subsidiaries, except as required by a written Company Benefit Plan in accordance with its terms as in effect, and as provided to Parent or its representatives, as of the date of this Agreement; (B) grant or provide any change-in-control, severance or retention payments or similar payments or benefits to any current or former directors, officers, employees or independent contractors of the Company or any of its Subsidiaries; (C) establish, adopt, enter into, amend or terminate any Company Benefit Plan or any other plan, policy, program, agreement or arrangement that would be a Company Benefit Plan if in effect on the date hereof; (D) enter into, amend or terminate any collective bargaining agreement or similar agreement; (E) hire, promote or terminate the employment or service (other than for cause) of any employee or independent contractor of the Company or any of its Subsidiaries with a total annual compensation opportunity in excess of $62,500; or (F) take any action to accelerate the vesting or payment, or fund or in any way secure the payment, of compensation or benefits under any Company Benefit Plan;
(xiv)   (A) settle or compromise any Tax proceeding or surrender any right to claim a Tax refund; (B) file any amended Tax Return or claim for a Tax refund; (C) make (inconsistent with past practice), revoke or modify any Tax election; (D) file any material Tax Return other than on a basis consistent with past practice; (E) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes (other than extensions of time to file Tax Returns); (F) grant any power of attorney with respect to Taxes; (G) enter into any Tax allocation, sharing or indemnity agreement or similar arrangement, any Tax holiday agreement, or any closing or other similar agreement with respect to Taxes; or (H) change any annual Tax accounting period or adopt (inconsistent with past practice) or change any method of Tax accounting;
(xv)   except as required by GAAP or applicable Legal Requirements, change its fiscal year or make any material changes in financial accounting methods, principles, or practices;
(xvi)   fail to keep in full force, or find a substantially comparable replacement for, any Company Insurance Policy;
(xvii)   enter into or amend any Company Related Party Transaction;
(xviii)   (A) enter into any joint venture, partnership, participation or other similar arrangement or (B) make any loan, capital contribution or advance to or investment in any other Person (other than the Company or any wholly-owned Subsidiary of the Company in the ordinary course of business consistent with past practice and other than pursuant to capital calls required pursuant to the terms of existing equity investments) except for advances for reimbursable employee expenses in the ordinary course of business consistent with past practice;
(xix)   take any action that would limit Parent’s or the Company’s freedom to license, cross-license or otherwise dispose of any Company IP;
(xx)   enter into any new line of business outside of its existing business;
(xxi)   take any action that would reasonably be expected to prevent, materially impede, materially interfere with or materially delay the consummation of the Merger and the Contemplated Transactions (including the Debt Financing); or
(xxii)   authorize any of, or commit, resolve, or agree to take any of, the foregoing actions.
5.2   Access and Investigation.   During the Pre-Closing Period, subject to (i) applicable Legal Requirements relating to the exchange of information, (ii) applicable Legal Requirements protecting the privacy of employees and personnel files, and (iii) appropriate limitations on the disclosure of information to maintain attorney-client privilege, and solely for purposes related to the consummation of the Contemplated Transactions, (A) the Company shall, and shall cause its Subsidiaries to, upon reasonable request by Parent, provide Parent and Parent’s Representatives with reasonable access during normal business hours, to officers, key employees, agents, properties, officers and facilities of the Company and its Subsidiaries and to their assets, books, records, Tax Returns and other documents, and additional financial, operating, and other data and information regarding the Company and its Subsidiaries in the Company’s possession and (B) the Company shall cause its officers to confer regularly with the Parent and its Representatives concerning the status of its business as Parent may reasonably request. All such information shall be held confidential in accordance with the terms of the applicable Confidentiality Agreement. No investigation pursuant to this Section 5.2 or information provided, made available or delivered to any Party pursuant to this Agreement shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the Parties.
5.3   Notification.   During the Pre-Closing Period, the Company shall give prompt notice to Parent, and Parent, Holdco LLC and Merger Sub shall give prompt notice to the Company, upon becoming aware of any condition, event or circumstance that will result in any of the conditions in Section 6.2(a), Section 6.2(b), Section 6.3(a) or Section 6.3(b) not being met or not being able to be met; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.
5.4   No Solicitation by the Company.
(a)   The Company shall, and shall cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to a Company Acquisition Proposal or any inquiries, proposals or indications of interest that could reasonably be expected to lead to a Company Acquisition Proposal, request the return or destruction of all confidential information previously provided to such parties by or on behalf of the Company or its Subsidiaries during the six month period prior to the date of this Agreement, to the extent such return or destruction has not already been requested, and immediately prohibit any access by any Person (other than Parent and its Representatives) to any physical or electronic data room relating to a possible Company Acquisition Proposal. The Company agrees not to terminate, amend, release or permit the release of any Person from, or waive or permit the waiver of any provision of, any confidentiality, “standstill,” or similar agreement to which the Company or any of its Subsidiaries is a party, and will enforce or cause to be enforced each such agreement, which will include, to the extent the Company has knowledge of any breach of such agreement, using reasonable best efforts to seek any injunctive relief available to enforce such agreement.
(b)   During the Pre-Closing Period, the Company shall not directly or indirectly, and shall cause its Subsidiaries and any Representative of the Company or any of its Subsidiaries not to, directly or indirectly, (i) solicit, initiate, facilitate, knowingly encourage (including by way of furnishing confidential information), or induce or take any other action that could reasonably be expected to lead to any inquiries, proposals or indications of interest that constitute the making, submission, or announcement of any Company Acquisition Proposal, (ii) furnish any nonpublic information regarding the Company or any of its Subsidiaries to any Person in connection with or in response to a Company Acquisition Proposal or an inquiry or indication of interest that could reasonably be expected to lead to a Company Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Company Acquisition Proposal, (iv) approve, endorse, or recommend any Company Acquisition Proposal; (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Company Acquisition Transaction; or (vi) submit any Company Acquisition Proposal to the vote of the stockholders of the Company.
(c)   The Company shall promptly (and in no event later than 48 hours after receipt thereof) advise Parent orally and in writing of any Company Acquisition Proposal, any inquiry, proposal or indication of interest that could reasonably be expected to lead to a Company Acquisition Proposal, any request for nonpublic information relating to the Company or any of its Subsidiaries with respect to a Company Acquisition Proposal, or any request for discussions or negotiations are sought to be initiated or continued with, the Company in respect of any Company Acquisition Proposal (including the identity of the Person making or submitting such Company Acquisition Proposal, inquiry, indication of interest or request and the material terms thereof) that is made or submitted by any Person during the Pre-Closing Period. The Company shall promptly (and in no event later than 48 hours after receipt thereof) provide Parent with copies of any draft agreements relating to, or written proposals containing any terms of, such Company Acquisition Proposal, inquiry or indication of interest received from or on behalf of such Person. The Company shall keep Parent fully informed with respect to the status and terms of any such Company Acquisition Proposal, inquiry, indication of interest, or request and any modification or proposed modification thereto (and the Company shall promptly, and in no event later than 48 hours after receipt thereof, provide Parent with copies of any correspondence that the Company has delivered to any third Person making a Company Acquisition Proposal) and a summary of any discussions with such third Person.
(d)   Nothing set forth in this Section 5.4 shall prohibit the Company Board from taking and disclosing to the Company’s stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act; provided, that, this Section 5.4(d) shall not be deemed to permit the Company Board to make a Company Change in Recommendation or take any of the actions referred to in Section 5.6(b).
(e)   Without limiting the generality of the foregoing, the Company acknowledges and agrees that if any of its Representatives takes any action that, if taken by the Company, would violate the restrictions set forth in the preceding sentence, then such action shall be deemed to constitute a breach of such restriction by the Company. In furtherance of its obligations hereunder, to the extent that the Company has Knowledge that any of its Representatives has taken an action that, if taken by the Company, would violate the restrictions set forth in this Section 5.4, then the Company shall immediately instruct such Representative to cease such action.
(f)   Nothing in this Section 5.4 shall prohibit the Company or the Company Board, directly or indirectly through any Representative, from informing any Person that the Company is party to this Agreement and informing such Person of the restrictions that are set forth in this Section 5.4.
5.5   Registration Statement; Consent Statement.
(a)   As promptly as reasonably practicable after the date of this Agreement, Parent and the Company shall jointly prepare and file with the SEC the Form S-4 Registration Statement, which will include the Combined Consent Statement/Prospectus. The Company shall furnish all information concerning it and the holders of its capital stock as Parent may reasonably request in connection with the preparation of the Form S-4 Registration Statement and the Combined Consent Statement/Prospectus and any amendment thereto. Parent and the Company shall each use commercially reasonable efforts to cause the Form S-4 Registration Statement and the Combined Consent Statement/Prospectus to comply with the rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff, to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC and to keep the Form S-4 Registration Statement effective as long as necessary to consummate the Merger and the other Contemplated Transactions. Each of Parent and the Company shall use commercially reasonable efforts to cause all documents that it is responsible for filing with the SEC in connection with the Contemplated Transactions to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Parent shall also promptly file, and use commercially reasonable efforts to cause to become effective as promptly as possible, any amendment to the Form S-4 Registration Statement, including the Combined Consent Statement/Prospectus and, if required, the Company shall mail to its stockholders any such amendment that becomes necessary after the date the Form S-4 Registration Statement is declared effective. Notwithstanding the foregoing, prior to filing the Form S-4 Registration Statement (or any amendment or supplement thereto) or mailing the Combined Consent Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent will (i) provide the other with an opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall include in such document or response all comments reasonably proposed by the other and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed.
(b)   If at any time prior to the Effective Time either Party becomes aware of any event or circumstance which is required to be set forth in an amendment or supplement to the Form S-4 Registration Statement or Combined Consent Statement/Prospectus, it shall promptly inform the other

Party and an appropriate amendment or supplement describing such event or circumstance shall promptly be filed with the SEC and, to the extent required under applicable Legal Requirements, disseminated to the Company’s stockholders.
(c)   Each of Parent and the Company will advise the other, promptly after it receives notice thereof, of the time when the Form S-4 Registration Statement has become effective or any supplement or amendment thereto has been filed, the issuance of any stop order, or any request by the staff of the SEC for amendment of the Combined Consent Statement/Prospectus or Form S-4 Registration Statement or comments thereon or responses thereto, or the suspension of the qualification of the shares of Parent Class A Common Stock to be issued pursuant to Article 2 for offering or sale in any jurisdiction. Each of the Company and Parent will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.
(d)   Each of the Company and Parent will take any other action required to be taken under the Securities Act, the Exchange Act and any applicable Blue Sky Laws in connection with the Contemplated Transactions.
(e)   If the Company Designated Stockholders fail to deliver their Company Written Consent to the Company within twenty-four (24) hours of the Form S-4 Registration Statement becoming effective (a “Written Consent Failure”), Parent shall have the right to terminate this Agreement as set forth in Section 7.1(f). In the event of a Written Consent Failure, the Company shall, if and only if Parent makes a Company Stockholder Meeting Election, cooperate with Parent to amend the Form S-4 Registration Statement as promptly as practicable following such Written Consent Failure to include a Proxy Statement instead of a Combined Consent Statement/Prospectus.
5.6   Company Written Consent.
(a)   The Company shall use reasonable best efforts to cause the Company Designated Stockholders to duly execute and deliver the Company Written Consent in respect of their respective shares of Company Common stock (which represent more than a majority of the outstanding Shares) in accordance with Section 228 of the DGCL within twenty-four (24) hours of the Form S-4 Registration Statement becoming effective. As promptly as practicable following the execution and delivery of the Company Written Consent by the Company Designated Stockholders to the Company, the Company shall deliver to Parent a copy of such Company Written Consent in accordance with Section 8.12 of this Agreement. The Company will cause the Combined Consent Statement/Prospectus to be mailed to its stockholders as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. The Company shall, in accordance with the Organizational Documents of the Company and applicable Legal Requirements, (i) take all actions (including the commencement of a broker search pursuant to Section 14a-13) to establish a record date (which will be as soon as reasonably practicable after the date upon which the Form S-4 Registration Statement is declared effective) for the purpose of determining the holders of Company Common Stock entitled to deliver written consents and shall not change such record date without the prior written Consent of Parent and (ii) distribute to the holders of Company Common Stock the Combined Consent Statement/Prospectus, which shall include a form of consent that may be executed by the public holders of Company Common Stock in connection with the Required Stockholder Approval, as soon as reasonably practicable after the date upon which the Form S-4 Registration Statement becomes effective (and, in the case of the Company Designated Stockholders, within 24 hours of the Form S-4 Registration Statement being declared effective). The Company Board shall recommend to the Company’s stockholders that they consent to the adoption of this Agreement (the recommendation of the Company Board being referred to as the “Company Board Recommendation”) and include such recommendation in the Combined Consent Statement/Prospectus. The Company shall use reasonable best efforts to ensure that all consents are solicited in compliance with all applicable Legal Requirements.
(b)   Neither the Company Board nor any committee thereof shall: (i) withdraw or modify the Company Board Recommendation in a manner adverse to Parent, or adopt or propose a resolution to withdraw or modify the Company Board Recommendation in a manner adverse to Parent; (ii) fail to reaffirm, without qualification, the Company Board Recommendation, within 10 Business Days after Parent requests in writing that such action be taken; (iii) fail to announce publicly, within 10 Business

Days after a tender offer or exchange offer relating to securities of the Company shall have been commenced, that the Company Board recommends rejection of such tender or exchange offer (it being understood that the Company Board or any committee thereof may make or cause the Company to make a customary “stop, look and listen” communication or may elect to take no position with respect to a Company Acquisition Proposal until the close of business on the tenth Business Day after the commencement of such Company Acquisition Proposal pursuant to Rule 14e-2 under the Exchange Act without such action in and of itself being considered a Company Change in Recommendation); (iv) approve, endorse, or recommend any Company Acquisition Proposal; or (v) publicly resolve or propose to take any action described in clauses (i) through (iv) of this sentence (each of the foregoing actions described in clauses (i) through (v) of this sentence being referred to as a “Company Change in Recommendation”).
(c)   Without prejudice to Parent’s rights or ability to seek and obtain specific enforcement under the Support Agreements of the Company Designated Stockholders’ obligation to execute and deliver the Company Written Consent, in the event of a Written Consent Failure, if Parent does not terminate this Agreement pursuant to Section 7.1(f) and if Parent so requests within five Business Days of a Written Consent Failure (and, for the avoidance of doubt, only if Parent so requests) (such a request, following a Written Consent Failure, a “Company Stockholder Meeting Election”), the Company shall, as promptly as practicable (and in any event within two Business Days) following the date upon which Parent makes such Company Stockholder Meeting Election, cause a meeting of its shareholders (the “Company Stockholder Meeting”) to be duly called and held as soon as reasonably practicable for the purpose of obtaining the Required Stockholder Approval; provided, however, that, the Company shall not be permitted to terminate this Agreement pursuant to Section 7.1(b) or Section 7.1(d) during the pendency of any suit by Parent seeking to enforce the Support Agreements following a Written Consent Failure. In such event, the Company shall use its reasonable best efforts to obtain the Required Stockholder Approval at the Company Stockholder Meeting and otherwise comply with all Legal Requirements applicable to such meeting, including the DGCL, the certificate of incorporation and the bylaws of the Company and the Exchange Act, including Regulation 14A and Schedule 14A promulgated thereunder, as applicable.
5.7   Cooperation; Regulatory Approvals.
(a)   Subject to Sections 5.7(c) and 5.7(d), each party hereto shall cooperate fully with each other and shall use reasonable best efforts to take, or cause to be taken, all actions necessary, proper or advisable to (i) consummate the Merger and make effective the other Contemplated Transactions; (ii) cooperate fully with the other parties in promptly seeking and obtain all authorizations consents, orders and approvals to consummate the Merger; and (iii) provide such other information to any governmental authority as such Governmental Body may reasonably request in connection herewith. Without limiting the generality of the foregoing, but subject to Sections 5.7(c) and 5.7(d), Parent and the Company (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such Party in connection with the Merger and the other Contemplated Transactions, and shall submit promptly any additional information or documentary material requested in connection with such filings and notices, (ii) shall use reasonable best efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such Party in connection with the Merger or any of the other Contemplated Transactions, and (iii) shall use reasonable best efforts to oppose or to lift, as the case may be, any restraint, injunction, or other legal bar to the Merger. Each of Parent and the Company shall furnish to the other Party such information as such other Party may reasonably request in connection with the foregoing.
(b)   Each of the Company and Parent shall (i) give the other Party prompt notice of the commencement or threat of commencement of any Legal Proceeding by or before any Governmental Body with respect to the Merger or any of the other Contemplated Transactions, (ii) keep the other Party informed as to the status of any such Legal Proceeding or threat, and (iii) promptly inform the other Party of any communication concerning Antitrust Laws to or from any Governmental Body regarding the Merger. Except as may be prohibited by any Governmental Body or by any Legal Requirement, the Company and Parent will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion, or proposal made or submitted in connection with any Legal Proceeding under or relating to any other Antitrust Law. Subject to the foregoing, Parent shall be principally responsible for and in control of the process of dealing with any Governmental Body concerning the effect of applicable Antitrust Laws on the Contemplated Transactions.
(c)   At the request of Parent, the Company shall agree to divest, sell, dispose of, hold separate, or otherwise take or commit to take any action that limits its freedom of action with respect to its or its Subsidiaries’ ability to retain any of the businesses, product lines, or assets of the Company or any of its Subsidiaries to ensure that no Governmental Body enters any order, decision, judgment, decree, ruling, injunction (preliminary or permanent), or establishes any Legal Requirements or other action preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Merger, or to ensure that no Governmental Body with the authority to clear, authorize or otherwise approve the consummation of the Merger fails to do so by the End Date; provided, that, any such action is only binding on the Company in the event the Closing occurs.
(d)   Notwithstanding anything to the contrary contained in this Agreement, unless immaterial relative to the Company and its Subsidiaries taken as a whole, Parent shall not have any obligation under this Agreement to (and the Company shall not, unless requested to do so by Parent): (i) dispose of, transfer, or hold separate, or cause any of its Subsidiaries to dispose of, transfer, or hold separate any assets or operations, or commit or cause the Company or any of its Subsidiaries to dispose of, transfer, or hold separate any assets; (ii) discontinue or cause any of its Subsidiaries to discontinue offering any product or service, or commit to cause the Company or any of its Subsidiaries to discontinue offering any product or service or (iii) make or cause any of its Subsidiaries to make any commitment (to any Governmental Body or otherwise) regarding its future operations or the future operations of the Company or any of its Subsidiaries.
5.8   Disclosure.   The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the Parties. Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statement or disclosure with respect to the Merger or any of the other Contemplated Transactions, and neither shall issue any press release or make any public statement or disclosure regarding the Merger or any of the other Contemplated Transactions without the prior approval of the other (which approval shall not be unreasonably withheld, conditioned, or delayed), except as may be required by applicable Legal Requirements or by obligations pursuant to any listing agreement with any national securities exchange, in which case the Party proposing to issue such press release or make such public statement or disclosure shall first, to the extent practicable, consult with the other Party about, and allow the other Party reasonable time to comment in advance on, such press release, public announcement, or disclosure.
5.9   Tax Matters.
(a)   Each of Parent and the Company will, and will cause its Subsidiaries and Affiliates to, use its reasonable best efforts to cause the Integrated Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Neither Parent nor the Company will (nor will they permit their respective Subsidiaries or Affiliates to) take any action, or cause any action to be taken, which action could reasonably be expected to prevent or impede the Integrated Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
(b)   Each of Parent and the Company will notify the other Party promptly after becoming aware of any fact or circumstance that could reasonably be expected to cause the Integrated Mergers, taken together, to not qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The Parties shall (i) treat the Integrated Mergers, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant income Tax purposes, (ii) file all Tax Returns consistent with such Tax treatment, (iii) take no Tax position inconsistent with such Tax treatment, and (iv) comply with all reporting and recordkeeping requirements applicable to the Integrated Mergers which are prescribed by the Code, by the Treasury Regulations thereunder or by forms, instructions or other publications of the IRS, including the record-keeping and information filing requirements prescribed by Treasury Regulations Section 1.368-3, in each case, except to the extent otherwise required by a final “determination” within the meaning of Section 1313(a) of the Code.

(c)   This Agreement is intended to constitute, and the Parties hereto adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).
(d)   Upon the request of Parent prior to the Closing Date, at or prior to the Closing, the Company will cause each of its Subsidiaries that is classified as a corporation for U.S. federal income tax purposes for which such a request is made to, as applicable, either (i) convert to a Delaware limited liability company that is disregarded as separate from the Company for U.S. federal income tax purposes pursuant to Treasury Regulations Section 301.7701-3(b) with such conversion effective prior to the Effective Time or (ii) file a valid election pursuant to Treasury Regulations Section 301.7701-3(c) to be treated as an entity disregarded as separate from the Company for U.S. federal income tax purposes with the effective date of such election being the Closing Date or a date prior to the Closing Date.
5.10   Resignation of Directors.   The Company shall use commercially reasonable efforts to obtain and deliver to Parent prior to the Closing Date (to be effective as of the Effective Time) the resignation of each director of the Company (in each case, in their capacities as directors, and not as employees) as Parent shall request in writing not less than five days prior to the Closing Date.
5.11   Listing.   Parent shall use reasonable best efforts to cause the shares of Parent Class A Common Stock to be issued in the Merger pursuant to this Agreement to be approved for listing (subject to official notice of issuance) on the NYSE prior to the Effective Time.
5.12   Delisting; Deregistration.   Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Legal Requirements and the rules and regulations of the NYSE American to cause (a) the delisting of the Company Common Stock from the NYSE American as promptly as practicable after the Effective Time and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.
5.13   Rule 16b-3.   Parent, Holdco LLC, Merger Sub, and the Company shall take all such steps as may be reasonably necessary to cause the transactions contemplated by Article 1 and any other dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent (including derivative securities) in connection with this Agreement by each individual who (a) is a director or officer of the Company subject to Section 16 of the Exchange Act, or (b) at the Effective Time is or will become a director or officer of Parent subject to Section 16 of the Exchange Act, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
5.14   Employee Benefits.
(a)   Following the Subsequent Merger Effective Time, and for at least six months thereafter, the Surviving Company shall provide or cause to be provided to each individual employed by the Surviving Company immediately after the Subsequent Merger Effective Time (each, a “Continuing Employee”) an annual base salary or wage level, as applicable, annual cash incentive opportunities, and employee benefits (excluding, for the avoidance of doubt, defined benefit pension, nonqualified deferred compensation, equity-based compensation and post-termination or retiree health and welfare benefits) that, in the aggregate, are substantially comparable to such compensation and employee benefits provided by the Parent to similarly situated employees of Parent and its Affiliates; provided, however, that nothing in this Section 5.14 or elsewhere in this Agreement shall limit the right of Parent or the Surviving Company to amend or terminate the employment of any individual or to amend or terminate any employee benefit plan, program, or arrangement. Nothing in this Section 5.14 shall be interpreted to require Parent to provide for the participation of any Continuing Employee in any Parent Benefit Plan; provided, however, that in the event the employment of any Continuing Employee is terminated after the Subsequent Merger Effective Time, the Surviving Company shall be responsible for paying to such terminated employee, in addition to any other compensation to which he or she is entitled under applicable Legal Requirements, the cash equivalent of his or her accrued and unused vacation in accordance with any applicable Parent Benefit Plan in which such Continuing Employee participates, unless a Legal Requirement provides otherwise. This Section 5.14 is not intended, and shall not be deemed, to confer any rights or remedies upon any Person other than the parties to this Agreement and their respective successors and permitted assigns, to create any agreement of employment with any Person or otherwise to create any third-party beneficiary hereunder, or to be interpreted as an amendment to any plan of Parent or any affiliate of Parent. Furthermore, nothing in this Agreement shall be construed to create a right in any Continuing Employee to employment with Parent, the Surviving Company or any other Subsidiary of Parent and, subject to any agreement between a Continuing Employee and Parent, the Surviving Company or any other Subsidiary of Parent, the employment of each Continuing Employee shall be “at will” employment.
(b)   For purposes of vesting, eligibility to participate and level of benefits under any Parent Benefit Plan in which a Continuing Employee participates, each Continuing Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under a corresponding Company Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Time, and shall be credited with the Continuing Employee’s accrued and unused vacation to the extent permitted under the applicable Parent Benefit Plan, if any. to which the Continuing Employee was entitled before the Effective Time; provided, that, the foregoing shall not apply to the extent (i) that its application would result in a duplication of benefits, (ii) of any benefit accrual under any Parent Benefit Plan that is a defined benefit plan, or (iii) the corresponding Company Benefit Plan’s method or formula of service crediting is not consistent with the method or formula of service crediting under the Parent Benefit Plan in which case, such Continuing Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time in accordance with the method or formula of service crediting under the Parent Benefit Plan. In addition and without limiting the generality of the foregoing, Parent shall, or shall cause the Parent Benefit Plans to, use commercially reasonable efforts to cause (A) each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all Parent Benefit Plans to the extent that coverage under such Parent Benefit Plan is comparable to a Company Benefit Plan in which such Continuing Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”) and (B) for purposes of each Parent Benefit Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, all pre-existing condition exclusions and actively-at-work requirements of such Parent Benefit Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of the Company or its Subsidiaries in which such employee participated immediately prior to the Effective Time, and any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding Parent Benefit Plan begins to be taken into account under such Parent Benefit Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Parent Benefit Plan.
5.15   Indemnification of Officers and Directors.
(a)   From the Subsequent Merger Effective Time and until the six year anniversary of the Subsequent Merger Effective Time, the Surviving Company shall indemnify and hold harmless, to the fullest extent permitted by applicable Legal Requirements, with any payments thereof guaranteed by Parent, each present and former director, officer and employee of the Company or any of its Subsidiaries and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request of the Company or any of its Subsidiaries (collectively, and together with such Person’s heirs, executors or administrators, the “Indemnified Persons”), against any costs or expenses, including attorneys’ fees (including the advancement of such costs and expenses), judgments, fines, losses, claims, damages, liabilities or settlements incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Persons’ service as a director, officer or employee of the Company or its Subsidiaries or services performed by such Persons at the request of the Company or its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including actions to enforce this provision or any other indemnification or advancement right of any Indemnified Person.

(b)   All rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions under the Company’s certificate of incorporation, bylaws, or indemnification Contracts or undertakings existing in favor of those Persons who are, or were, directors and officers of the Company at or prior to the date of this Agreement shall survive the Integrated Mergers and shall be assumed by the Surviving Company in the Integrated Mergers, with any payments thereof guaranteed by Parent, without any further action. Without limiting the foregoing, Parent, from and after the Subsequent Merger Effective Time, shall cause, unless otherwise required by applicable Legal Requirements, the limited liability company agreement of the Surviving Company to contain provisions no less favorable to the Indemnified Persons with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of this Agreement in the certificate of incorporation and bylaws of the Company, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnified Persons. In addition, from the Subsequent Merger Effective Time, the Surviving Company shall, without requiring a preliminary determination of entitlement to indemnification, advance any expenses (including attorneys’ fees) of any Indemnified Person under this Section 5.15 (including in connection with enforcing the indemnity and other obligations referred to in this Section 5.15) as incurred to the fullest extent permitted under applicable Legal Requirements for a period of six years from the Effective Time; provided, that, any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to indemnification.
(c)   Parent shall purchase, or shall cause the Surviving Company to purchase, on or prior to the Effective Time, and the Surviving Company shall maintain, tail insurance policies for the extension of the current directors’ and officers’ liability insurance and fiduciary liability insurance maintained on the date of this Agreement by the Company, which tail policies shall be from one or more insurance carriers with the same or better credit rating as the Company’s insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance and shall be effective from the Effective Time through and including the date six years after the Closing Date (the “Tail Period”) with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time, with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Company’s existing director and officer policies disclosed in Section 5.15(c) of the Company Disclosure Schedule with respect to claims arising from facts, events, acts or omissions that occurred on or prior to the Effective Time. If Parent or the Surviving Company for any reason fails to obtain such tail insurance policies as of the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, (i) continue to maintain in effect for the Tail Period the directors’ and officers’ liability insurance and fiduciary liability insurance maintained as of the date of this Agreement, or (ii) purchase comparable directors’ and officers’ liability insurance and fiduciary liability insurance for the Tail Period, in each case with terms, conditions, retentions and limits of liability that are at least as favorable as those provided in the Company’s existing director and officer policies disclosed in Section 5.15(c) of the Company Disclosure Schedule. Notwithstanding the foregoing, if the coverage described above cannot be obtained, or can only be obtained by paying aggregate premiums in excess of 250% of the annual amount currently paid by the Company for such coverage, the Surviving Company shall obtain policies with the greatest coverage available for aggregate premiums equal to 250% of the aggregate annual amount currently paid by the Company for directors’ and officers’ liability insurance and fiduciary liability insurance.
(d)   If the Surviving Company or any of its respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Company shall assume all of the obligations set forth in this Section 5.15. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 5.15 is not prior to, or in substation for, any claims under any such policies.

(e)   This Section 5.15 shall survive the consummation of the Integrated Mergers and continue in full force and effect and is intended to benefit, and shall be enforceable by each Indemnified Person as a third-party beneficiary. The rights of the Indemnified Persons under this Section 5.15 are in addition to any rights such Indemnified Persons may have under the certificate of incorporation, bylaws or comparable governing documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Legal Requirements.
5.16   Financing Cooperation.
(a)   During the Pre-Closing Period, the Company shall, and shall cause each of its Subsidiaries and use reasonable best efforts to cause its other Affiliates and the Representatives of the Company, its Subsidiaries and its other Affiliates (including their respective auditors) to provide all cooperation reasonably requested by Parent to assist Parent in the arrangement of (x) any bank debt financing or any capital markets debt financing for the purposes of financing any repayment or refinancing of debt of the Company and its Subsidiaries or of Parent and its Subsidiaries and any other amounts required to be paid in connection with the consummation of the Contemplated Transactions and/or (y) any amendments of, or waivers or consents granted under debt of the Company and its Subsidiaries or of Parent and its Subsidiaries, including the Parent ABL Credit Agreement and the Company Credit Agreement (the arrangements described in clauses (x) and (y) above, collectively, the “Debt Financing”), which cooperation shall include, without limitation: (i) reasonably assisting Parent and the Debt Financing Sources in the preparation of (A) offering documents, private placement memoranda, bank information memoranda and similar documents required in connection with the Debt Financing and (B) materials for rating agency presentations, (ii) providing for the participation of senior management of the Company and its Subsidiaries in a reasonable number of rating agency presentations and meetings with prospective lenders, in each case, upon reasonable prior notice and at times and locations to be mutually agreed in good faith, (iii) furnishing Parent and the Debt Financing Sources as promptly as practicable with such financial information regarding the Company and its Subsidiaries as Parent shall reasonably request, (iv) furnishing Parent and the Debt Financing Sources with customary authorization letters authorizing the distribution of information to prospective lenders or investors (including customary 10b-5 and material non-public information representations), (v) reasonably cooperating with the Debt Financing Sources reasonable due diligence requests, (vi) furnishing Parent and the Debt Financing Sources promptly with all documentation and other information in respect of the Company and its Subsidiaries that any Debt Financing Source has requested prior to the Closing Date that is required by a Governmental Body under applicable “beneficial ownership,” “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, (vii) reasonably assisting Parent in connection with the preparation by Parent and its Representatives of the Debt Financing Documents (including executing and delivering the Debt Financing Documents with respect thereto), the borrowing of loans and the provision of guarantees and security interests to support the Debt Financing by the Company and its Subsidiaries, (viii) reasonably cooperating with Parent’s legal counsel (which may include local, regulatory or other special counsel) in connection with any legal opinions that such counsel may be required to deliver in connection with the Debt Financing, cooperating with Parent and Parent’s efforts to obtain corporate and facilities ratings, consents, landlord and bailee waivers, estoppel and non-disturbance agreements and similar consents as reasonably requested by Parent, (ix) taking all actions reasonably necessary to (A) permit the Debt Financing Sources to evaluate the Company’s and its Subsidiaries’ current assets, properties, rights, inventory, cash management and accounting systems, and policies and procedures relating thereto (including cooperating in and facilitating field examinations, collateral audits, asset appraisals and surveys), in each case in connection with their customary pre-closing due diligence or for the purpose of establishing collateral arrangements to the extent customary and reasonable and (B) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing, (x) furnishing Parent all existing field examinations, collateral audits and asset appraisals and surveys of the Company and its Subsidiaries performed in the two (2) years prior to the date of this Agreement, (xi) using reasonable best efforts to facilitate discussions with the Company’s and its Subsidiaries’ existing lending and investment banking relationships and (l) otherwise reasonably cooperating with Parent to satisfy any conditions precedent to the Debt Financing to the extent within the control of the Company, its Subsidiaries, its other Affiliates and their respective Representatives. Notwithstanding the foregoing, none of the Company, its Subsidiaries or its other Affiliates or any of their respective Representatives, shall be required to (x) provide any cooperation or assistance under this Section 5.16(a) to the extent doing so would (1) unreasonably interfere with the ongoing business or operations of such Person or (2) require such Person to take any action that would conflict with or violate any law or subject any director, manager, officer or employee of such Person to any actual personal liability or (y) obtain any corporate authorizations or execute or deliver any certificate, document, instrument or agreement in connection with the Debt Financing (other than the authorization letters referred to in clause (iv) above and any others that are necessary or reasonably requested in connection with the Debt Financing and that would not be effective until the Closing Date): (1) jeopardize any attorney-client or other privilege; or (2) contravene any applicable Legal Requirement or result in the breach of any confidentiality obligation in place prior to the date of this Agreement. Parent and the Debt Financing Sources may disclose confidential information obtained by it or its Representatives pursuant to this Section 5.16(a) to (i) potential lenders and investors in connection with the marketing and syndication of the Debt Financing and (ii) rating agencies in connection with confirming or obtaining ratings for Parent or the Debt Financing; provided that each of the foregoing are informed by Parent that such information is being disclosed on a confidential basis. The Company hereby consents to the use of the Company’s (and its Subsidiaries’) logos, names and marks in connection with the Debt Financing; provided, that such names, marks and logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries. Parent shall, promptly upon request by the Company, reimburse the Company, as applicable, for all reasonable and documented out-of-pocket costs incurred by the Company, its Affiliates or their respective Representatives in connection with the cooperation contemplated under this Section 5.16(a). Notwithstanding the agreements of the Company to cooperate with Parent’s efforts regarding the Debt Financing, there is no financing contingency or condition precedent for the benefit of Parent in connection with the consummation of the Contemplated Transactions.
(b)   Except as a result of gross negligence, fraud or willful misconduct by the Company, its Subsidiaries or its or their Representatives, or arising from any material breach of this Agreement or any misstatement or omission of information relating to the Company and its Subsidiaries provided by the Company, its Subsidiaries, its other Affiliates or its or their respective Representatives (including any historical financial information furnished in writing by or on behalf of the Company and/or its Subsidiaries, and financial statements and audits thereof), Parent shall indemnify, defend and hold harmless the Company, its Subsidiaries and its and their respective Representatives from and against any and all losses, damages, claims and reasonable and documented out-of-pocket fees and expenses (including reasonable and documented out-of-pocket fees and expenses of one outside legal counsel, accountants, investment bankers, experts, consultants and other advisors) suffered or incurred by them directly or indirectly in connection with any action taken in accordance with Section 5.16(a) and any information utilized in connection therewith. In addition, Parent shall, promptly upon written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket fees and expenses (including reasonable and documented out-of-pocket fees and expenses of outside legal counsel, accountants, investment bankers, experts, consultants and other advisors) incurred by the Company or its Subsidiaries in connection with the performance of the Company’s obligations under Section 5.16(a).
5.17   Payment of Company Indebtedness; Finance Leases.   At the Effective Time, the Surviving Corporation shall assume all obligations of the Company under and in accordance with the Company Credit Agreement and pay all amounts required to repay in full and retire the Specified Indebtedness pursuant to the Payoff Documentation. At the Effective Time, the Surviving Corporation shall assume all obligations of the Company under and in accordance with the Company Finance Leases pursuant to Company Finance Lease Consents.
5.18   Transaction Litigation.   The Company and Parent shall give Parent the opportunity to participate in the defense or settlement of any securityholder litigation against such the Company and/or its directors or officers relating to the Merger and the other Contemplated Transactions (such litigation, “Transaction Litigation”), and shall consider in good faith the Parent’s advice with respect to such Transaction Litigation. Prior to the Closing, the Company will not agree to any settlement agreement in respect of any securityholder litigation against the Company and/or its directors or officers relating to the Contemplated Transactions without the prior written consent of the Parent (such consent not to be unreasonably withheld, conditioned or delayed). The Company shall cooperate, shall cause its respective Subsidiaries to cooperate and shall use its reasonable best efforts to cause its Representatives to cooperate, in the defense against such Transaction Litigation.
5.19   Anti-Takeover Statute.   Each of Parent, the Parent Board, the Company and the Company Board shall (a) take no action to cause any Antitakeover Statute to become applicable to this Agreement or the Contemplated Transactions and (b) if any Antitakeover Statute is or becomes applicable to this Agreement or the Contemplated Transactions, take all reasonable action necessary to ensure that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Antitakeover Statute with respect to this Agreement and the Contemplated Transactions.
5.20   Control of Other Party’s Business.   Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct any of the operations of Parent, Holdco LLC or Merger Sub prior to the Closing. Nothing contained in this Agreement shall give Parent, Holdco LLC or Merger Sub, directly or indirectly, the right to control or direct any of the operations of the Company prior to the Closing. Prior to the Closing, each of the Company, Parent, Holdco LLC and Merger Sub shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.
ARTICLE 6
CONDITIONS PRECEDENT
6.1   Conditions to Each Party’s Obligations.   The respective obligation of each Party to effect the Merger and otherwise consummate the Contemplated Transactions is subject to the satisfaction at or before the Closing Date, of each of the following conditions, any or all of which may be waived jointly by the Parties:
(a)   Effectiveness of Form S-4 Registration Statement.   The Form S-4 Registration Statement shall have been declared effective by the SEC in accordance with the provisions of the Securities Act, no stop order suspending the effectiveness of the Form S-4 Registration Statement shall have been issued by the SEC, and no proceeding for that purpose shall have been initiated or pending by the SEC.
(b)   Company Stockholder Approval.   The Required Stockholder Approval shall have been obtained.
(c)    Listing.   The shares of Parent Class A Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on the NYSE.
(d)   No Restraints.   No temporary restraining Order, preliminary or permanent injunction, or other Order of a Governmental Body prohibiting the consummation of the Merger shall be in effect, and no Legal Requirement shall be in effect that makes consummation of the Merger illegal or otherwise prohibits the consummation of the Merger.
6.2   Conditions of Parent, Holdco LLC and Merger Sub.   The obligations of Parent, Holdco LLC and Merger Sub to effect the Merger and otherwise consummate the Contemplated Transactions are subject to the satisfaction, or waiver by Parent, at or before the Closing, of each of the following conditions:
(a)   Accuracy of Representations.   The representations and warranties of the Company (i) set forth in Section 3.6(b) (Absence of Certain Changes and Events) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, (ii) set forth in Section 3.3(a) (Capitalization) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (ii), for any de minimis inaccuracies, (iii) set forth in Section 3.2(a) (Authority; No Conflict), Section 3.3 (other than Section 3.3(a)) (Capitalization),

Section 3.6 (other than Section 3.6(b) (Absence of Certain Changes and Events)), Section 3.18 (Brokers) and Section 3.20 (Rights Plan; Antitakeover Statutes) shall be true and correct in all material respects as of the date of this Agreement and as of Closing Date as though made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time) and (iv) set forth in this Agreement, other than those representations and warranties described in clauses (i), (ii) or (iii) above, shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “material,” “in all material respects” and “Company Material Adverse Effect” set forth therein) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (iv), where the failure of such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)   Performance of Covenants.   The covenants and obligations in this Agreement that the Company is required to comply with or perform at or prior to the Closing Date shall have been complied with or performed in all material respects.
(c)   Certificate.   The Company shall have provided Parent with a certificate from the chief executive officer and the chief financial officer of the Company certifying that the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied.
(d)   No Company Material Adverse Effect.   During the Pre-Closing Period, no Company Material Adverse Effect shall have occurred or be reasonably expected to occur.
(e)   Payoff Documentation and Company Finance Lease Consents.   The Company shall have delivered, or cause to be delivered, to Parent (i) at least three Business Days prior to Closing, drafts of the Payoff Documentation and Company Finance Lease Consents and (ii) at least one (1) Business Day prior to Closing, final form (and executed, where applicable) Payoff Documentation and Company Finance Lease Consents.
(f)   FIRPTA Certificate.   The Company shall deliver a certificate issued pursuant to and in compliance with (including the making of any required filings with the IRS) Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3), certifying that as of the Closing Date an interest in the Company is not a U.S. real property interest within the meaning of Section 897 of the Code.
(g)   Parent ABL Consent.   Parent shall have obtained from the requisite lenders under the Parent ABL Credit Agreement an amendment or other written consent to permit the consummation of the transactions contemplated under this Agreement. Parent shall use its commercially reasonable efforts in obtaining such amendment or other written consent.
6.3   Conditions of the Company.   The obligation of the Company to effect the Merger and otherwise consummate the Contemplated Transactions is subject to the satisfaction, or waiver by the Company, at or before the Closing, of each of the following conditions:
(a)   Accuracy of Representations.   The representations and warranties of Parent, Holdco LLC and Merger Sub (i) set forth in Section 4.7(b) (Absence of Certain Changes and Events) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, (ii) set forth in Section 4.3(a) (Capitalization) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (ii), for any de minimis inaccuracies, (iii) set forth in Section 4.2(a) (Authority; No Conflict), Section 4.3 (other than Section 4.3(a) (Capitalization)), Section 4.7 (other than Section 4.7(b) (Absence of Certain Changes and Events)) and Section 4.9 (Brokers) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time), and (iv) set forth in this Agreement, other than those described in clauses (i), (ii) and (iii) above, shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “material,” “in all material respects” and “Parent Material Adverse Effect” set forth therein) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (iv), where the failure of such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b)   Performance of Covenants.   The covenants and obligations in this Agreement that Parent, Holdco LLC or Merger Sub, as applicable, is required to comply with or perform at or prior to the Closing Date shall have been complied with or performed in all material respects.
(c)   Certificate.   Parent shall have provided the Company with a certificate from the chief executive officer and the chief financial officer of Parent certifying that the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied.
(d)   No Parent Material Adverse Effect.   During the Pre-Closing Period, no Parent Material Adverse Effect shall have occurred or be reasonably expected to occur.
ARTICLE 7
TERMINATION
7.1   Termination.   This Agreement may be terminated and the transaction contemplated by this Agreement may be abandoned at any time prior to the Effective Time (whether before or after the receipt of the Required Stockholder Approval), as follows:
(a)   by mutual written Consent of Parent and the Company;
(b)   by Parent or the Company if the Merger shall not have been consummated by 5:00 p.m. Central Time on June 30, 2022 (as such date may be extended pursuant to the immediately succeeding proviso, the “End Date”); provided, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a Party whose failure to perform any material obligation required to be performed by such Party has been a cause of, or results in, the failure of the Merger to be consummated by the End Date (it being understood that Parent, Holdco LLC and Merger Sub shall be deemed a single Party for purposes of the foregoing proviso);
(c)   by Parent or the Company if (i) a court or other Governmental Body of competent jurisdiction shall have issued a final and non-appealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining, or otherwise prohibiting the Merger; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to any party whose action or failure to fulfill any obligation under this Agreement has been the cause of, or has resulted in, the issuance of such Governmental Order or other action, or (ii) a Legal Requirement shall be in effect that permanently makes consummation of the Merger illegal or otherwise permanently prohibits the consummation of the Merger;
(d)   by Parent or (subject to Section 5.6(c)) the Company if (i) if no Company Stockholder Meeting Election is made, the Required Stockholder Approval is not obtained within 30 days after the Form S-4 Registration Statement is declared effective by the SEC or (ii) following a Company Stockholder Meeting Election, the Required Stockholder Approval shall not have been obtained at the Company Stockholder Meeting (including any adjournment or postponement thereof);
(e)   by Parent, prior to the time the Required Stockholder Approval is obtained, if (i) the Company or any of its Representatives shall have made a Company Change in Recommendation in violation of Section 5.6(b), (ii) the Company shall have failed to include the Company Board

Recommendation in the Combined Consent Statement/Prospectus or Proxy Statement, or (iii) the Company or any of its Representatives shall have materially violated or materially breached Section 5.4;
(f)   by Parent in the event of a Written Consent Failure;
(g)   by Parent (i) if any of the Company’s representations and warranties shall have been inaccurate as of the date of this Agreement, such that the condition set forth in Section 6.2(a) would not be satisfied; (ii) if (A) any of the Company’s representations and warranties become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 6.2(a) would not be satisfied if the condition were then being tested, and (B) such inaccuracy, if capable of cure, has not been cured by the Company by the earlier of (x) the End Date and (y) 30 calendar days after its receipt of written notice from Parent thereof; or (iii) if any of the Company’s covenants contained in this Agreement shall have been breached, such that the condition set forth in Section 6.2(b) would not be satisfied if the condition were then being tested and such breach, if capable of cure, has not been cured by the Company by the earlier of (x) the End Date and (y) 30 calendar days after its receipt of written notice from Parent thereof; provided, that, Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(g) if Parent, Holdco LLC or Merger Sub is then in material breach of any of its representations, warranties or covenants hereunder such that any condition set forth in Sections 6.3(a) or 6.3(b) would not be satisfied; or
(h)   by the Company (i) if any of Parent’s representations and warranties shall have been inaccurate as of the date of this Agreement, such that the condition set forth in Section 6.3(a) would not be satisfied; (ii) if (A) any of Parent’s representations and warranties shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 6.3(a) would not be satisfied if the condition were then being tested, and (B) such inaccuracy, if capable of cure, has not been cured by Parent by the earlier of (x) the End Date and (y) 30 calendar days after its receipt of written notice from the Company thereof; or (iii) if any of Parent’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 6.3(b) would not be satisfied if the condition were then being tested and such breach, if capable of cure, has not been cured by Parent by the earlier of (x) the End Date and (y) 30 calendar days after its receipt of written notice from the Company thereof; provided, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(h) if the Company is then in material breach of any of its representations, warranties or covenants hereunder such that any condition set forth in Sections 6.2(a) or 6.2(b) would not be satisfied.
Any termination pursuant to this Section 7.1 (other than pursuant to Section 7.1(a)) shall be effected by written notice from the terminating Party to the other parties.
7.2   Effect of Termination.   In the event of the valid termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other parties hereto, specifying the provision or provisions hereof pursuant to which such termination shall have been made, and this Agreement shall be of no further force or effect, without any liability or obligation on the part of the Company, Parent, Holdco LLC or Merger Sub; provided,however, that (a) the Confidentiality Agreement and this Section 7.2, Section 7.3, and Article 8 shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement shall not relieve any Party from any liability for fraud or any Willful and Intentional Breach of any representation, warranty, covenant, or other provision contained in this Agreement, in which case the aggrieved Party shall be entitled to all rights and remedies available at law or in equity.
7.3   Expenses; Termination Fees.
(a)   Except as set forth in Section 5.15 and this Section 7.3, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated.
(b)   The Company agrees to pay Parent an amount equal to $2,500,000 (the “Termination Fee”) if this Agreement is terminated:
(i)   by Parent pursuant to Section 7.1(e); or

(ii)   (A)(1) by Parent or the Company pursuant to Section 7.1(b) or Section 7.1(d) or (2) by Parent pursuant to Section 7.1(f) or Section 7.1(g), (B) following the execution of this Agreement and on or before the date of any such termination a Company Acquisition Proposal shall have been announced, disclosed or otherwise communicated to the Company Board, and (C) within 12 months after the date of such termination, the Company enters into a definitive agreement with respect to a Company Acquisition Transaction (or publicly approves or recommends to the stockholders of the Company or otherwise does not oppose, in the case of a tender or exchange offer, a Company Acquisition Proposal) or consummates a Company Acquisition Transaction. For purposes of this Section 7.3(b)(ii), (1) the term “Company Acquisition Proposal” shall have the meaning assigned to such term in Section 8.17, except that the references to “15% or more” shall be deemed to be references to “50% or more;” and (2) any Company Acquisition Proposal made prior to the execution of this Agreement will be deemed to have been made following the execution of this Agreement if the Company breaches its obligations under Section 5.4(a) with respect thereto.
(c)   Any Termination Fee required to be paid (i) pursuant to Section 7.3(b)(i) shall be paid within two Business Days after termination by Parent, and (ii) pursuant to Section 7.3(b)(ii) shall be paid within two Business Days after the event giving rise to such payment, and, in each case, shall be paid by wire transfer of immediately available funds to an account designated in writing by the Parent.
(d)   Without prejudice to the payment of any Termination Fee, in the event that this Agreement is terminated by either (i) the Company or Parent pursuant to Section 7.1(d) or (ii) Parent pursuant to Section 7.1(f), and, in the case of either clause (i) or (ii), the Termination Fee is not otherwise payable by the Company at the time of such termination pursuant to Section 7.3(b)(ii), the Company shall pay to Parent an amount not to exceed $1,250,000 in respect of the expenses of Parent incurred in connection with this Agreement and the Contemplated Transactions, within two Business Days after such termination by wire transfer of immediately available funds to an account designated in writing by Parent (such amount, an “Expense Reimbursement”). In the event that the Company shall make an Expense Reimbursement to Parent pursuant to this Section 7.3(d), such amount paid shall be deducted from the amount of any Termination Fee paid or payable by the Company pursuant to Section 7.3(b).
(e)   If a Party fails to pay when due any amount payable under this Section 7.3, then (i) the non-paying Party shall reimburse the other Party for all costs and expenses (including fees of counsel) incurred in connection with the enforcement by the other Party of its rights under this Section 7.3, and (ii) the non-paying Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal) in effect on the date such overdue amount was originally required to be paid.
(f)   The Parties acknowledge that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement. Payment of the fees and expenses described in this Section 7.3 shall not be in lieu of liability pursuant to Section 7.2(b). In no event shall either Party be obligated to pay a Termination Fee or Expense Reimbursement pursuant to this Section 7.3 on more than one occasion.
ARTICLE 8
MISCELLANEOUS PROVISIONS
8.1   Amendment.   This Agreement may be amended at any time prior to the Effective Time by the Parties (by action taken or authorized by their respective boards of directors), whether before or after the Required Stockholder Approval shall have been obtained; provided, however, that after the Required Stockholder Approval shall have been obtained, no amendment shall be made to this Agreement that by law requires further approval or authorization by the stockholders of the Company without such further approval or authorization. This Agreement may not be amended, except by an instrument in writing signed by or on behalf of each of the Parties. Notwithstanding the foregoing, no amendment shall be made of the definition of “Debt Financing Source”, this Section 8.1, Section 8.2, Section 8.6(b), Section 8.7(b),

Section 8.8, Section 8.11 or Section 8.16 or any defined term used within any such Section that is materially adverse to the Debt Financing Sources without the consent the Debt Financing Sources materially and adversely affected thereby.
8.2   Remedies Cumulative; Waiver.
(a)   The rights and remedies of the Parties are cumulative and not alternative. Neither any failure nor any delay by any Party in exercising any right, power, or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable Legal Requirements, (i) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given; and (ii) no notice to or demand on one Party will be deemed to be a waiver of any obligation of that Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement; provided, that, no waiver or extension in respect of the definition of “Debt Financing Source”, Section 8.1, this Section 8.2, Section 8.6(b), Section 8.7(b), Section 8.8, Section 8.11 and Section 8.16 or any defined term that is used within any such Section shall be granted if such waiver or extension is materially adverse to the Debt Financing Sources without the consent of the Debt Financing Sources materially and adversely affected thereby.
(b)   At any time prior to the Effective Time, Parent (with respect to the Company) and the Company (with respect to Parent, Holdco LLC and Merger Sub) may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of such Party, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or any document delivered pursuant to this Agreement and (iii) waive compliance with any covenants, obligations, or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party.
8.3   No Survival.   None of the representations and warranties contained in this Agreement, or any covenant in this Agreement, other than those contained in Section 5.14, Section 5.15 and any other covenant or agreement contained in this Agreement that by its terms applies in whole or in part after the Effective Time, shall survive the Effective Time.
8.4   Entire Agreement.   This Agreement, including the schedules, exhibits, and amendments hereto, the Support Agreements and the Confidentiality Agreement and any other document or instrument referred to herein constitute the entire agreement among the Parties and supersede all other prior or contemporaneous agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof.
8.5   Execution of Agreement; Counterparts; Electronic Signatures.
(a)   The Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Parties; it being understood that all Parties need not sign the same counterpart.
(b)   This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.
8.6   Governing Law.
(a)   This Agreement and the agreements, instruments, and documents contemplated hereby, shall be governed by, and construed in accordance with, the Legal Requirements of the State of Delaware, without regard to any applicable principles of conflicts of law that might require the application of the Legal Requirements of any other jurisdiction.
(b)   Notwithstanding anything herein to the contrary, each Party agrees that any claim, controversy or dispute of any kind or nature (whether based upon contract, tort or otherwise) involving a Debt Financing Source that is in any way related to this Agreement or the Contemplated

Transactions, including but not limited to any dispute arising out of or relating in any way to the Debt Financing shall be governed by, and construed in accordance with, the Laws of the State of New York without regard to conflict of law principles (other than Sections 5-1401 and 5-1402 of the New York General Obligations Law).
8.7   Exclusive Jurisdiction; Venue.
(a)   In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 8.7, (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party, and (v) agrees that service of process upon such Party in any such action or proceeding shall be effective if such process is given as a notice in accordance with Section 8.12 of this Agreement.
(b)   Notwithstanding anything herein to the contrary, each Party (i) agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether at law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources in any way relating to this Agreement or any of the Contemplated Transactions, including but not limited to any dispute arising out of or relating in any way to the Debt Financing or the performance thereof or the transactions contemplated thereby, in any forum other than exclusively in the Supreme Court of the State of New York, County of New York, or, if under applicable Legal Requirements exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), (ii) submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (iii) agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 8.12 shall be effective service of process against it for any such action brought in any such court, (iv) waives and hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and (v) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.
8.8   Waiver of Jury Trial.   EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING BETWEEN THE PARTIES OR INVOLVING ANY DEBT FINANCING SOURCE ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE CONTEMPLATED TRANSACTIONS, INCLUDING THE DEBT FINANCING. EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH ACTION OR LIABILITY, SEEK TO ENFORCE THE FOREGOING WAIVER; AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.8
8.9   Disclosure Schedules.
(a)   The Company Disclosure Schedule and the Parent Disclosure Schedule are arranged in separate parts corresponding to the numbered and lettered Sections contained in Articles 3 and 4 and Section 5.1, respectively. The Company Disclosure Schedule and the Parent Disclosure Schedule are arranged in sections corresponding to the sections of this Agreement merely for convenience, and the information disclosed in any numbered or lettered Section in the Company Disclosure Schedule or the Parent Disclosure Schedule shall be deemed to relate to and to qualify any other Section to the extent that the relevance of such item is reasonably apparent. Where the terms of a Contract or other disclosure item have been referenced, summarized or described, such reference, summary or description does not purport to be a complete statement of the material terms of such Contract or disclosure item and such disclosures are qualified in their entirety by the specific details of such Contract or disclosure item.
(b)   The inclusion of any information in the Company Disclosure Schedule or the Parent Disclosure Schedule, as the case may be, shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Schedule or the Parent Disclosure Schedule, that such information is required to be listed in the Company Disclosure Schedule or the Parent Disclosure Schedule or that such items are material to the Company or Parent, as the case may be, or that such items have resulted in a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be.
No disclosure in the Company Disclosure Schedule or Parent Disclosure Schedule relating to any possible or alleged breach or violation of Legal Requirements or Contract shall be construed as an admission or indication that any such breach or violation exists or has actually occurred, or as an admission against any interest of any Party or any of its Subsidiaries or its or their respective directors or officers. In disclosing information in the Company Disclosure Schedule or Parent Disclosure Schedule, the disclosing Party expressly does not waive any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed therein. The headings, if any, of the individual sections of each of the Company Disclosure Schedule and the Parent Disclosure Schedule are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Schedule and the Parent Disclosure Schedule are qualified in their entireties by reference to specific provisions of this Agreement, and are not intended to constitute, and shall not be construed as constituting, representations or warranties of the Company or Parent, Holdco LLC or Merger Sub, as applicable, except as and to the extent provided in this Agreement.
(c)   The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.
8.10   Assignments and Successors.   No Party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written Consent of the other Parties. Any attempted assignment of this Agreement or of any such rights or delegation of obligations without such consent shall be void and of no effect. This Agreement will be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns.
8.11   No Third-Party Rights.
(a)   Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties) any right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that after the Effective Time, (a) the Indemnified Persons shall be third-party beneficiaries of, and entitled to enforce, Section 5.15 and; provided, further, that no Consent of the Indemnified Persons shall be required to amend any provision of the Agreement prior to the Effective Time, (b) the holders of Company Common Stock shall be third-party beneficiaries of, and shall be entitled to rely on, Section 2.1, (c) the holders of Company Warrants and the holders of awards granted under the Company Stock Plans shall be third-party beneficiaries of, and shall be entitled to rely on, Section 2.2, (d) the Company Designated Stockholders shall be third-party beneficiaries of, and shall be entitled to rely on, Section 8.16(b) and (e) the Debt Financing Sources shall be third-party beneficiaries of, and shall be entitled to rely on, Section 8.1, Section 8.2, Section 8.6(b), Section 8.7(b), Section 8.8, this Section 8.11 and Section 8.16(a).
(b)   The representations and warranties in this Agreement are the product of negotiations among the Parties hereto and are for the sole benefit of the Parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 8.2 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties hereto of risks associated with particular matters regardless of the knowledge of any of the Parties hereto. Consequently, Persons other than the Parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
8.12   Notices.   All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing (including facsimile, e-mail or similar writing) and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by facsimile (but only upon confirmation of transmission by the transmitting equipment); (c) if transmitted by electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is requested and received; provided, that each notice party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (d) if transmitted by national overnight courier, in each case as addressed as follows:
If to the Company:
Nuverra Environmental Solutions, Inc.
11111 Katy Freeway, Suite 1006
Houston, TX 77079
Attention: Joseph M. Crabb
Facsimile: (832) 384-8493
Email: joe.crabb@nuverra.com
with a copy to (which shall not constitute notice hereunder):
Squire Patton Boggs (US) LLP 1
E. Washington St., Suite 2700
Phoenix, Arizona 85004
Attention: Matthew M. Holman
Facsimile: (602) 253-8129
Email: matthew.holman@squirepb.com
If to Parent, Holdco LLC or Merger Sub:
Select Energy Services, Inc.
1233 W Loop S, Suite 1400
Houston, TX 77027
Attention: Adam R. Law
Facsimile: (713) 235-9455
Email: ALaw@selectenergy.com
with a copy to (which shall not constitute notice hereunder):
Vinson & Elkins LLP
1001 Fannin Street, Suite 2500
Houston, Texas 77002
Attention: Stephen M. Gill and Jameson Miller
Facsimile: (713) 615-5956
Email: SGill@velaw.com; JMiller@velaw.com
8.13   Construction; Usage.
(a)   In this Agreement, unless a clear contrary intention appears:
(i)   the singular number includes the plural number and vice versa;
(ii)   reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually;

(iii)   reference to any gender includes each other gender;
(iv)   references to “days” shall mean “calendar days” unless expressly stated otherwise;
(v)   reference to any agreement, document, or instrument means such agreement, document, or instrument as amended or modified and in effect from time to time in accordance with the terms thereof;
(vi)   reference to any Legal Requirement means such Legal Requirement as amended, modified, codified, replaced, or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder, and reference to any Section or other provision of any Legal Requirement means that provision of such Legal Requirement from time to time in effect and constituting the substantive amendment, modification, codification, replacement, or reenactment of such Section or other provision;
(vii)   “hereunder,” “hereof,” “hereto,” “herein,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Section or other provision;
(viii)   all Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein;
(ix)   “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term;
(x)   “or” is used in the inclusive sense of “and/or;”
(xi)   with respect to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding;”
(xii)   all references to “dollars” or “$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement;
(xiii)   the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if;”
(xiv)   references to documents, instruments, or agreements shall be deemed to refer as well to all addenda, exhibits, schedules, or amendments thereto (but only to the extent, in the case of documents, instruments, or agreements that are the subject of representations and warranties set forth herein, copies of all addenda, exhibits, schedules, or amendments have been provided on or prior to the date of this Agreement to the Party to whom such representations and warranties are being made).
(b)   This Agreement was negotiated by the Parties with the benefit of legal representation and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any Party shall not apply to any construction or interpretation hereof.
(c)   The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement, and shall not be referred to in connection with the construction or interpretation of this Agreement.
8.14   Enforcement of Agreement.   The Parties acknowledge and agree that each Party would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by any Party could not be adequately compensated by monetary damages alone and that the parties hereto would not have any adequate remedy at law. Accordingly, in addition to any other right or remedy to which any Party may be entitled, at law or in equity, each Party shall be entitled to enforce any provision of this Agreement by a decree of specific performance and temporary, preliminary, and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking. In the event that any action shall be brought by a Party in equity to enforce the provisions of the Agreement, no other Party shall allege or assert, and each Party hereby waives the defense, that there is an adequate remedy at law or that the award of specific performance is not an appropriate remedy for any reason of law or equity. If, by the End Date, any Party brings any action to enforce specifically the performance of the terms and provisions hereof by any other Party, the End Date shall automatically be extended by such other time period established by the court presiding over such action.
8.15   Severability.   If any provision of this Agreement is held invalid, illegal, or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect, so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.
8.16   Exculpation of Financing Sources; No Recourse.
(a)   Notwithstanding anything to the contrary contained herein, no Party nor any of their Representatives (other than, in the case of Parent or any of its Subsidiaries as a party to the Debt Financing) shall have any rights or claims against any Debt Financing Source, nor shall any Debt Financing Source have any liability whatsoever to any such Person (other than, in the case of Parent or any of its Subsidiaries as a party to the Debt Financing and pursuant thereto), in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise, including in each case, whether arising, in whole or in part, out of comparative, contributory or sole negligence by any Debt Financing Source; provided, that following consummation of the Contemplated Transactions, the foregoing will not limit the rights of the parties to the Debt Financing under any Debt Financing Document related thereto. In addition, in no event will any Debt Financing Source be liable for consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business or anticipated savings) or damages of a tortious nature. Each of the parties hereto agrees that this provision shall be interpreted, and any action relating to this provision shall be governed by, the laws of the State of New York.
(b)   Notwithstanding anything that may be expressed or implied in this Agreement or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this Agreement, each of the Parties covenants, agrees and acknowledges that no Persons other than Parent, Merger Sub, Holdco LLC and the Company have any liabilities, obligations, commitments (whether known or unknown or whether contingent or otherwise) hereunder and that, notwithstanding that the Parties may be corporations or limited liability companies, no Party has any right of recovery under this Agreement, or any claim based on such liabilities, obligations, commitments against, and no personal liability shall attach to, the former, current or future equity holders, controlling persons, directors, officers, employees, agents, Affiliates, members, or managers of any of the Parties or any former, current or future stockholder, controlling person, director, officer, employee, member, manager, Affiliate or agent of any of the foregoing (collectively, but not including the Parties, each a “Non-Recourse Party”), through the Parties or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of any Party against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or Law, or otherwise. Notwithstanding the foregoing, nothing herein shall relieve the Company Designated Stockholders from liability under the Support Agreement or limit Parent’s ability to enforce its rights under the Support Agreements.
8.17   Certain Definitions.
“2017 Plan” means the Nuverra Environmental Solutions, Inc. 2017 Long Term Incentive Plan, as amended from time to time.
“2018 Plan” means the Nuverra Environmental Solutions, Inc. 2018 Restricted Stock Plan for Directors, as amended from time to time.
“Affiliate” of any Person means with respect to any Person, another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. None of the holders of Company Common Stock as of the date hereof shall be considered an Affiliate of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries shall be considered an Affiliate of any of the foregoing.
“Agreement” shall have the meaning set forth in the Preamble.
“Anti-Corruption Laws” means, in each case to the extent that they are applicable to the Company, Parent or their respective Affiliates (as the case may be): (a) the U.S. Foreign Corrupt Practices Act of 1977, as amended; (b) the U.K. Bribery Act 2010; (c) any applicable Legal Requirement, rule, or regulation promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions; and (d) all other similar or equivalent anti-corruption, anti-bribery or anti-money laundering laws of any jurisdiction applicable to Company, Parent, or their respective Affiliates.
“Antitakeover Statute” shall have the meaning set forth in Section 3.20.
“Antitrust Laws” means the HSR Act, the Clayton Antitrust Act, as amended, the Sherman Antitrust Act, as amended, the Federal Trade Commission Act, as amended, and any other antitrust, unfair competition, merger or acquisition notification, or merger or acquisition control Legal Requirements under any applicable jurisdictions, whether federal, state, local, or foreign.
“Applicable Date” means January 1, 2019.
“Ascribe” shall have the meaning set forth in the Recitals.
“Bankruptcy and Equity Exception” means (i) applicable bankruptcy, insolvency, reorganization, moratorium and any other similar laws of general application, heretofore or hereafter enacted or in effect, affecting the rights and remedies of creditors generally and (ii) the exercise of judicial or administrative discretion in accordance with general equitable principles.
“Blue Sky Laws” shall have the meaning set forth in Section 3.2(c).
“Book Entry Shares” mean uncertificated shares of Company Common Stock represented by a book entry.
“Business Day” means any day other than (i) a Saturday or Sunday, (ii) a day on which banking institutions located in New York, New York or the Secretary of State of the State of Delaware is authorized or required pursuant to a Legal Requirement to be closed, and (iii) a day on which the SEC’s Electronic Data Gathering and Retrieval System is not open to accept filings, and shall consist of the time period from 12:01 a.m. through 12:00 midnight at such location.
“Certificate of Merger” shall have the meaning set forth in Section 1.3.
“Closing” shall have the meaning set forth in Section 1.3.
“Closing Date” shall have the meaning set forth in Section 1.3.
“Code” shall have the meaning set forth in the Recitals.
“Combined Consent Statement/Prospectus” means a combined consent solicitation statement/prospectus in preliminary and definitive form in connection with the solicitation by the Company of written consents from the holders of Company Common Stock.
“Company” shall have the meaning set forth in the Preamble.
“Company Acquisition Proposal” means any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry, or indication of interest by Parent, its Subsidiaries or its Affiliates) relating to any Company Acquisition Transaction.
“Company Acquisition Transaction” means:
(a)   any merger, consolidation, share exchange, business combination, issuance of securities, acquisition or sale of securities, tender offer, exchange offer, or other similar transaction involving the Company or any of its Subsidiaries pursuant to which a Person (other than Parent, , Holdco LLC,

Merger Sub or their Affiliates) or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons (other than Parent, Holdco LLC, Merger Sub or their Affiliates) directly or indirectly acquires beneficial or record ownership of securities representing 15% or more of the outstanding capital stock or voting power of the Company or of the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity in a merger, consolidation, tender offer, share exchange or other business combination involving the Company, or
(b)   any sale (other than sales of inventory in the ordinary course of business consistent with past practice), lease (other than in the ordinary course of business consistent with past practice), exchange, transfer (other than sales of inventory in the ordinary course of business consistent with past practice), license (other than nonexclusive licenses in the ordinary course of business consistent with past practice), acquisition, or disposition of any business or businesses or assets to a Person (other than Parent, Holdco LLC, Merger Sub or their Affiliates) or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons (other than Parent, Merger Sub or their Affiliates) that constitute or account for 15% or more of the consolidated net revenues, net income, EBITDA or assets of the Company and its Subsidiaries;
in each case other than the Contemplated Transactions and transactions between the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries.
“Company Benefit Plans” shall have the meaning set forth in Section 3.11(a).
“Company Board” means the board of directors of the Company.
“Company Board Recommendation” shall have the meaning set forth in Section 5.6(a).
“Company Change in Recommendation” shall have the meaning set forth in Section 5.6(b).
“Company Common Stock” shall have the meaning set forth in the Recitals.
“Company Contract” means any Contract: (a) to which the Company or any of its Subsidiaries is a party; (b) by which the Company or any of its Subsidiaries or any asset of the Company or any of its Subsidiaries is or may become bound or under which the Company or any of its Subsidiaries has, or may become subject to, any obligation; or (c) under which the Company or any of its Subsidiaries has or may acquire any right or interest.
“Company Credit Agreement” means that certain Loan Agreement entered into as of November 16, 2020, by and between the Company and First International Bank & Trust, as amended, supplemented or otherwise modified from time to time, and including all promissory notes issued thereunder and other “Loan Documents” (as defined therein).
“Company Designated Stockholder” shall have the meaning set forth in the Recitals.
“Company Disclosure Schedule” means the disclosure schedule that has been delivered by the Company to Parent on the date of this Agreement.
“Company Environmental Permits” shall have the meaning set forth in Section 3.13(b).
“Company Finance Lease Consents” shall mean an amendment to, or other written consent from the applicable counterparties to the Company in respect of, each of the Company Finance Leases, which amendments or consents shall, permit the consummation of the transactions contemplated under this Agreement under each such lease agreement and otherwise be in form and substance reasonably satisfactory to Parent.
“Company Finance Leases” shall mean each of (i) the lease agreement entered into by the Company with Paccar Financial Corp. on February 15, 2019 (as amended, amended and restated, supplemented or otherwise modified from time to time) and (ii) the lease agreement entered into by the Company with Los Angeles Truck Centers, LLC on September 13, 2019 (as amended, amended and restated, supplemented or otherwise modified from time to time).
“Company Financial Statements” shall have the meaning set forth in Section 3.5(a).

“Company Insurance Policies” shall have the meaning set forth in Section 3.16.
“Company IP” means all Intellectual Property owned, used, or held for use by the Company and its Subsidiaries in their business as currently conducted, including all Owned Company IP and Licensed Company IP.
“Company IT Systems” shall have the meaning set forth in Section 3.8(h).
“Company Leased Real Property” shall have the meaning set forth in Section 3.9(a).
“Company Material Adverse Effect” means a Material Adverse Effect with respect to the Company.
“Company Material Contract” shall have the meaning set forth in Section 3.15(a).
“Company Owned Real Property” shall have the meaning set forth in Section 3.9(a).
“Company Permits” shall have the meaning set forth in Section 3.12(b).
“Company Preferred Stock” means the preferred stock, $0.01 par value per share, of the Company, including Series A Junior Participating Preferred Stock.
“Company Proprietary Software” shall have the meaning set forth in Section 3.8(f).
“Company PSU Award” means an award of outstanding but unvested shares of restricted stock units settleable in Company Common Stock whose vesting is conditioned in full or in part on achievement of performance goals or metrics and is granted pursuant to the 2017 Plan.
“Company Real Property Interests” means all interests in real property, including, without limitation, Company Owned Real Property and Company Leased Real Property, surface and subsurface water rights, easements, rights-of-way, permits and other interests (including with respect to any pipeline systems and facilities related to the gathering, transportation, dehydration, processing, or storage thereof), and all fixtures, buildings and improvements located thereon or appertaining thereto.
“Company Related Party Transaction” shall have the meaning set forth in Section 3.21.
“Company Restricted Stock Award” means an award of outstanding but unvested shares of restricted Company Common Stock granted pursuant to the 2018 Plan.
“Company Rights Agreement” means that certain Rights Agreement, dated as of December 21, 2020, by and between the Company and American Stock Transfer &Trust Company, LLC.
“Company RSU Award” means an award of outstanding but unvested shares of restricted stock units settleable in Company Common Stock subject to time-based vesting conditions and granted pursuant to the 2017 Plan.
“Company SEC Reports” shall have the meaning set forth in Section 3.4(a).
“Company Stock Certificate” means a valid certificate representing shares of Company Common Stock.
“Company Stock Plans” means the plans or arrangements of the Company providing for the grant of awards of Company Common Stock or awards valued, in whole or in part, by reference to Company Common Stock, or otherwise relating thereto, including, but not limited to, the 2017 Plan and the 2018 Plan.
“Company Stockholder Meeting” shall have the meaning set forth in Section 5.6(c).
“Company Stockholder Meeting Election” shall have the meaning set forth in Section 5.6(c).
“Company Warrants” means the warrants of the Company, which expire at the Expiration Time (as defined in the Warrant Agreement), exercisable for 118,137 shares of Company Common Stock in the aggregate as provided in, issued pursuant to and subject to the terms, conditions and rights set forth in the Warrant Agreement.

“Company Written Consent” shall have the meaning set forth in the Recitals.
“Confidentiality Agreement” means that certain Mutual Nondisclosure Agreement, dated October 6, 2021, by and between Parent and the Company.
“Consent” means any approval, consent, ratification, permission, waiver, or authorization (including any Governmental Authorization).
“Contamination” means the presence of, or Release on, under, from, or to, any property of any Hazardous Substance, except the routine storage and use of Hazardous Substances from time to time in the ordinary course of business in compliance with Environmental Laws.
“Contemplated Transactions” shall have the meaning set forth in the Recitals.
“Continuing Employee” shall have the meaning set forth in Section 5.14(a).
“Contract” means any written, oral, or other agreement, contract, subcontract, lease, understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan, or commitment or undertaking of any nature; provided, that, “Contracts” shall not include any Company Benefit Plans.
“Converted Parent PSU Award” shall have the meaning set forth in Section 2.2(b)(i).
“Converted Parent RSU Award” shall have the meaning set forth in Section 2.2(b)(i).
“Copyrights” means all copyrights, rights in copyrightable works, semiconductor topography and mask work rights, and applications for registration thereof, including all rights of authorship, use, publication, reproduction, distribution, performance transformation, moral rights, and rights of ownership of copyrightable works, semiconductor topography works, and mask works, and all rights to register and obtain renewals and extensions of registrations, together with all other interests accruing by reason of international copyright, semiconductor topography, and mask work conventions.
“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.
“Debt Financing” shall have the meaning set forth in Section 5.16(a).
“Debt Financing Documents” means the agreements, documents, schedules and certificates contemplated by the Debt Financing, including: (a) all credit agreements, credit agreement amendments, loan documents, intercreditor agreements and security documents governing or contemplated in connection with the Debt Financing; (b) officer, secretary, perfection, solvency, borrowing base and other customary certificates, legal opinions, organizational documents, good standing certificates, lien searches, and resolutions to be authorized, executed and/or delivered in connection with the Debt Financing; and (c) agreements, documents or certificates that facilitate the creation, perfection or enforcement of liens securing the Debt Financing (including original copies of all stock certificates representing equity interests of the Company and its Subsidiaries (with transfer powers executed in blank), control agreements and issuer acknowledgments) as are requested by Parent or the Debt Financing Sources.
“Debt Financing Sources” shall mean the Persons who have provided or do provide debt financing, issuances, or placements in connection with any Debt Financing, including any Persons named in any debt commitment letters, joinder agreements, indentures, credit agreements, amendments, consents, waivers or similar agreements entered into in connection therewith or relating thereto together with such Persons’ Affiliates, officers, directors, employees and representatives and their successors and assigns.
“DGCL” shall have the meaning set forth in the Recitals.
“DLLCA” shall have the meaning set forth in the Recitals.
“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System.
“Effective Time” shall have the meaning set forth in Section 1.3.

“Encumbrance” means any Lien, pledge, hypothecation, charge, mortgage, deed of trust, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive or other preferential right, community property interest, third Person right or interest (whether possessory or non-possessory), or covenant, condition or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset, and any restriction on the possession, exercise, or transfer of any other attribute of ownership of any asset).
“End Date” shall have the meaning set forth in Section 7.1(b).
“Entity” means any corporation (including any nonprofit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company, or joint stock company), firm, society, or other enterprise, association, organization, or entity.
“Environmental Law” means any federal, state, or local law, statute, rule, or regulation relating to the environment, including any statute, regulation, administrative decision, or order pertaining to (a) pollution or protection of the environment, including natural resources, wildlife, marine life, plants and wetlands, (b) remediation of contamination, or (c) Hazardous Substances, or occupational health and workplace safety.
“ERISA” shall have the meaning set forth in Section 3.11(a)(i).
“ERISA Affiliate” means, with respect to any entity, trade, or business, any other entity, trade, or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade, or business, or that is a member of the same “controlled group” as the first entity, trade, or business pursuant to Section 4001(a)(14) of ERISA.
“Excess Shares” shall have the meaning set forth in Section 2.1(c).
“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“Exchange Agent” shall have the meaning set forth in Section 2.4(a).
“Exchange Fund” shall have the meaning set forth in Section 2.4(a).
“Exchange Ratio” means 0.2551x.
“Exercise Price” shall have the meaning set forth in Section 3.3(a).
“Ex-Im Laws” means in each case to the extent that they are applicable to the Company, Parent, or their respective Affiliates or Subsidiaries (as the case may be), all applicable U.S. and non-U.S. laws, regulations, and orders relating to export, reexport, transfer, and import controls, including, the Export Administration Regulations administered by the U.S. Department of Commerce, the International Traffic in Arms Regulations administered by the U.S. Department of State, the U.S. customs and import requirements administered by U.S. Customs and Border Protection, and any other applicable laws, regulations, or orders of similar purpose and scope in any jurisdiction in which the Company, Parent, or any of their respective Affiliates or Subsidiaries is performing activities.
“Expense Reimbursement” shall have the meaning set forth in Section 7.3(d).
“Facilities” means any real property, leaseholds, or other interests currently owned or operated by a Person or any of its Subsidiaries and any buildings, plants, structures, or equipment (including motor vehicles, tank cars, and rolling stock) currently owned or operated by a Person or any of its Subsidiaries.
“Form S-4 Registration Statement” means the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the Parent Class A Common Stock Issuance, as such registration statement may be amended prior to the time it is declared effective by the SEC.
“Fractional Share Proceeds” shall have the meaning set forth in Section 2.1(c).

“GAAP” means generally accepted accounting principles for financial reporting in the United States as of the date hereof, applied on a basis consistent with the basis on which the financial statements referred to in Section 3.5(a) and Section 4.5(a) were prepared.
“Gates” shall have the meaning set forth in the Recitals.
“Government Official” means any officer or employee of a Governmental Body, a public international organization, or any department or agency thereof or any person acting in an official capacity for such government or organization, including (i) a foreign official as defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended, (ii) a foreign public official as defined in the U.K. Bribery Act 2010, (iii) an officer or employee of a government-owned, controlled, operated enterprise, such as a national oil company, and (iv) any non-U.S. political party or party official or any candidate for foreign political office.
“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification, or authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.
“Governmental Body” means any U.S. or non-U.S.: (a) nation, state, commonwealth, province, territory, region, county, city, municipality, district, or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign, or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body, or Entity and any court or other tribunal).
“Hazardous Substance” means any substance that is listed, classified, regulated, or defined as a “pollutant,” “contaminant,” “solid waste,” “toxic substance,” “hazardous substance,” “extremely hazardous substance,” “hazardous waste,” or “hazardous material” pursuant to any Environmental Law, including any petroleum product or by-product, asbestos-containing material, lead-containing paint, pipes or plumbing, polychlorinated biphenyls, radioactive materials, radon, or any other substance which is regulated by any Governmental Body pursuant to any Environmental Law.
“Holdco LLC” shall have the meaning set forth in the Preamble.
“Holdings” shall have the meaning set forth in the Preamble.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“Indebtedness” means, at any time, with respect to any Person, without duplication, all outstanding obligations of such Person as of such time in respect of (a) indebtedness for borrowed money, (b) indebtedness evidenced by bonds, debentures, notes or similar instruments for the payment of which such Person is responsible or liable, (c) all liabilities of such Person in respect of any lease required to be classified and accounted for under GAAP as a capital lease, (d) to the extent drawn as of such time, letters of credit, banker’s acceptances or similar credit transactions, (e) all obligations to pay the deferred and unpaid purchase price of any asset, business or company, including earn-outs and any obligations secured by a purchase money mortgage or other Lien to secure all or part of the purchase price of the property subject to such Lien, but excluding accounts payable incurred in the ordinary course of business consistent with past practice, and (f) (i) any guarantees or other contingent obligations in respect of indebtedness, liabilities or obligations of any other Person of the type described in any clause of this definition and (ii) indebtedness, liabilities or obligations of any other Person of the type referred to in any clause of this definition for which such Person has pledged any of its assets as security, or as to which such Person has undertaken or become obligated to maintain or cause to be maintained the financial position of such other Person, or to purchase such other Person’s indebtedness, liabilities or obligations.
“Indemnified Persons” shall have the meaning set forth in Section 5.15(a).
“Integrated Mergers” shall have the meaning set forth in the Recitals.
“Intellectual Property” means collectively, all intellectual property and other similar proprietary rights in any jurisdiction throughout the world, whether registered or unregistered, including such rights in and to:

(a) Trademarks, Internet domain names, other indicia of source and the goodwill associated therewith, (b) Patents and inventions, invention disclosures, discoveries, and improvements, whether or not patentable, (c) Trade Secrets, and confidential information and rights to limit the use or disclosure thereof by any Person, (d) all rights in works of authorship (whether copyrightable or not), Copyrights, and rights in databases (or other collections of information, data works, or other materials), (e) rights in software, including data files, source code, object code, firmware, mask works, application programming interfaces, computerized databases, and other software-related specifications and documentation, (f) rights in designs and industrial designs, (g) rights of publicity and other rights to use the names and likeness of individuals, (h) moral rights, and (i) claims, causes of action, and defenses relating to the past, present, and future enforcement of any of the foregoing; in each case of (a) to (h) above, including any registrations of, applications to register, and renewals and extensions of, any of the foregoing with or by any Governmental Body in any jurisdiction.
“IRS” means the Internal Revenue Service.
“Issued Patents” means all issued patents, reissued or reexamined patents, revivals of patents, utility models, certificates of invention, supplementary protection certificates, registrations of patents, and extensions thereof, regardless of country or formal name, issued by the United States Patent and Trademark Office and any other Governmental Body.
“IT Systems” means (a) all computing and/or communications systems and equipment, including any internet, intranet, extranet, e-mail, or voice mail systems and the hardware associated with such systems; (b) all software, the tangible media on which it is recorded (in any form) and all supporting documentation, data and databases; and (c) all peripheral equipment related to the foregoing, including printers, scanners, switches, routers, network equipment, and removable media.
“Knowledge” means, with respect to the Company, the actual knowledge, after reasonable inquiry, of the executive officers of the Company and its Subsidiaries, or with respect to Parent, the actual knowledge, after reasonable inquiry, of the executive officers of Parent.
“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative, or appellate proceeding), hearing, inquiry, audit, examination, or investigation commenced, brought, conducted, or heard by or before any court or other Governmental Body or any arbitrator or arbitration panel.
“Legal Requirement” means any federal, state, local, municipal, foreign, or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, or requirement issued, enacted, adopted, promulgated, implemented, or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the NYSE, Nasdaq or OTC).
“License Agreement” means any Contract, whether written or oral, and any amendments thereto (including license agreements, sub-license agreements, consulting agreements, research agreements, development agreements, distribution agreements, consent to use agreements, customer or client contracts, coexistence, nonassertion or settlement agreements), pursuant to which any interest in, or any right to use or exploit, any Intellectual Property has been granted.
“Licensed Company IP” means the Intellectual Property owned by a third Person that the Company or any of its Subsidiaries has a right to use or exploit by virtue of a License Agreement.
“Lien” means any pledge, lien, charge, mortgage, encumbrance, or security interest of any kind or nature.
“Major Customer” means any customer of Company and its Subsidiaries that accounted for greater than ten percent of the revenues received by the Company and its Subsidiaries during either (a) the 12-month period ended December 31, 2020 or (b) the 12-month period ended December 31, 2019.
“Material Adverse Effect,” with respect to any Person, means any fact, circumstance, effect, change, event or development that (a) would prevent, materially delay or materially impair the ability of such Person or its Subsidiaries to consummate the Contemplated Transactions or (b) has, or would have, a material adverse effect on the business, results of operations, condition (financial or otherwise), assets or prospects of such Person and its Subsidiaries taken as a whole; provided, however, that none of the following, and no change, event, occurrence or development resulting from or arising out of the following shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur with respect to such Person:
(i)   changes in the economy or financial, debt, credit or securities markets generally in the United States or elsewhere, including changes in interest or exchange rates;
(ii)   changes generally affecting the industries (or segments thereof) in which such Person or any of its Subsidiaries operate or industry margins;
(iii)   changes or proposed changes in GAAP or other accounting standards or interpretations thereof or in any Legal Requirements, interpretations thereof or regulatory conditions or any changes in the enforcement of any of the foregoing or in general legal or regulatory conditions;
(iv)   changes in any political conditions, acts of war (whether or not declared), hostilities, military actions or acts of terrorism, or any escalation or worsening of the foregoing;
(v)   weather conditions or acts of God (including storms, earthquakes, tsunamis, tornados, hurricanes, pandemics (including COVID-19), floods or other natural disasters or other comparable events);
(vi)   any change, in and of itself, in the market price or trading volume of such Person’s securities; provided that the exception in this clause shall not prevent or otherwise affect a determination that any underlying change, effect, occurrence or development that is the cause of such change has resulted in a Material Adverse Effect to the extent not otherwise falling within any of the other exceptions set forth in clause (i) through (viii) hereof;
(vii)   the announcement or pendency of this Agreement or the Mergers or the other transactions contemplated hereby; and
(viii)   any action taken by such Person or any of its Subsidiaries that is required by this Agreement or with another Party’s written consent or at the request of another Party;
provided, further, that with respect to clauses (i) through (viii), such change, event, occurrence or development may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect to the extent such change, event, occurrence or development has a materially disproportionately adverse effect on such Person and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which such Person and its Subsidiaries operate (in which case the disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect).
“Merger” shall have the meaning set forth in the Recitals.
“Merger Sub” shall have the meaning set forth in the Preamble.
“Nasdaq” means The Nasdaq Global Select Market.
“National Labor Relations Board” means the National Labor Relations Board, an independent agency of the U.S. government created by Congress pursuant to the National Labor Relations Act.
“Non-Recourse Party” shall have the meaning set forth in Section 8.16(b).
“NYSE” means the New York Stock Exchange.
“NYSE American” means the NYSE American Stock Exchange.
“Old Plans” shall have the meaning set forth in Section 5.14(b).
“Open Source Software” means Software that is licensed pursuant to an open source, copyleft or community source code (including any libraries or code, software, technologies or other materials that are licensed or distributed under any General Public License, Lesser General Public License, MIT License, Apache License or similar license arrangement or other distribution model).
“Order” means any order, injunction, judgment, decree, ruling, stipulation, assessment, or arbitration award of any Governmental Body or arbitrator.
“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement, and (d) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.
“OTC” means the OTC Marketplace.
“Owned Company IP” means the Intellectual Property that is owned or purportedly owned by the Company or any of its Subsidiaries.
“Parent” shall have the meaning set forth in the Preamble.
“Parent ABL Credit Agreement” shall mean that certain Credit Agreement, dated as of November 1, 2017, among Parent, Select Energy Services, LLC, the financial institutions from time to time party thereto as lenders and Wells Fargo Bank, National Association, as administrative agent, as amended, amended and restated, supplemented or otherwise modified from time to time.
“Parent Benefit Plan” means each of the following that is sponsored, maintained or contributed to or by Parent or any of its ERISA Affiliates or with respect to which Parent could have any liability, or has been so sponsored, maintained or contributed to within the last six (6) years by Parent or any of its ERISA Affiliates: (i) each “employee benefit plan,” as such term is defined in Section 3(3) of ERISA (including employee benefit plans, such as foreign plans, which are not subject to the provisions of ERISA); and (ii) each material equity option plan, equity appreciation rights plan, restricted equity plan, phantom equity plan, equity based compensation arrangement, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation policy, severance or termination pay plan, policy or agreement, deferred compensation agreement or arrangement, executive compensation arrangement, change in control plan or agreement, retention plan, agreement or arrangement, independent contractor agreement, employment agreement, hospitalization or other medical or dental, life or other insurance, supplemental unemployment benefits plan or agreement or policy or other arrangement providing employment-related compensation, fringe benefits and each other employee benefit plan, agreement, arrangement, program, policy, practice or understanding that is not described in clause (i).
“Parent Board” means the board of directors of Parent.
“Parent Class A Common Stock” shall have the meaning set forth in the Recitals.
“Parent Class A Common Stock Issuance” shall have the meaning set forth in the Recitals.
“Parent Class A-2 Common Stock” means the Class A-2 common stock, par value $0.01 per share, of Parent.
“Parent Class B Common Stock” means the Class B common stock, par value $0.01 per share, of Parent.
“Parent Common Stock” means, collectively, the Parent Class A Common Stock, Parent Class A-2 Common Stock and the Parent Class B Common Stock.
“Parent Disclosure Schedule” means the disclosure schedule that has been delivered by Parent to the Company on the date of this Agreement.
“Parent Financial Statements” shall have the meaning set forth in Section 4.5(a).
“Parent LLC” means SES Holdings, LLC, a Delaware limited liability company.

“Parent LLC Units” shall have the meaning set forth in Section 4.3(a).
“Parent Material Adverse Effect” means a Material Adverse Effect with respect to Parent.
“Parent Preferred Stock” means the preferred stock, $0.01 par value per share, of Parent.
“Parent SEC Reports” shall have the meaning set forth in Section 4.4(a).
“Party” means a party to the Agreement.
“Patents” means Issued Patents and Patent Applications.
“Patent Applications” means all published or unpublished nonprovisional and provisional patent applications, reexamination proceedings, including all divisions, continuations, and continuations-in-part thereof, filed with the United States Patent and Trademark Office and any other Governmental Body.
“Payoff Documentation” means (a) one or more customary payoff letters in respect of the Specified Indebtedness that provide for, upon payment of a specified amount or cancellation thereof, (i) full and automatic release and termination of all obligations (other than contingent obligations as to which no claim has been asserted) of the Company and its Subsidiaries under such Specified Indebtedness and of all guarantees and security interests supporting such Specified Indebtedness (if any) and (ii) authorization of Parent, the Company or any of its applicable Subsidiaries (or, in each case, their designee) to file, record or deliver, as the case may be, the documentation described in clause (b) and (b) Uniform Commercial Code termination statements, terminations of assignments, notices, mortgage and deed of trust releases and other documentation as is necessary or reasonably requested by Parent to, upon proper filing or recording or deliver thereof, provide for the full termination and release of all guarantees and security interests supporting such Specified Indebtedness, in each case, in form and substance reasonably satisfactory to Parent.
“Permitted Lien” shall means (a) Encumbrances for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (b) Encumbrances for assessments or other governmental charges or landlords’, carriers’, warehousemen’s, mechanics’, workers’ or similar Encumbrances (whether statutory or otherwise), in each case incurred in the ordinary course of business consistent with past practice either in connection with workers’ compensation, unemployment insurance, and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeals bonds, bids, leases, government contracts, performance and return of money bonds, and similar obligations, in each case so long as the payment of or the performance of such obligation is not delinquent or is being contested in good faith and for which adequate reserves have been established in accordance with GAAP, (c) with respect to the Company, Liens specifically identified in the Company Financial Statements or in the notes thereto,(d) with respect to Parent, Liens specifically identified in the Parent Financial Statements or in the notes thereto, (e) Encumbrances incurred in the ordinary course of business consistent with past practice that are not reasonably likely to adversely interfere in a material way with the ownership, occupancy or use, or materially and adversely affect the value or marketability, of the property encumbered thereby, (f) any Encumbrance existing as of the date of this Agreement which is filed of record or visible on the ground affecting real property, (g) with respect to Parent, Liens securing indebtedness under the Parent ABL Credit Agreement, (h) with respect to the Company, Liens under the Company Credit Agreement that will be terminated at Closing, (i) any conditions that may be shown by a current survey or physical inspection that are not reasonably likely to adversely interfere in a material way with the ownership, occupancy or use, or materially and adversely affect the value or marketability, of the property encumbered thereby, and (j) any and all service contracts and agreements affecting any real property, in each case, that are not reasonably likely to adversely interfere in a material way with the ownership, occupancy or use, or materially and adversely affect the value or marketability, of the property encumbered thereby.
“Person” means any individual, Entity or Governmental Body.
“Personal Information” means (i) any information that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular natural person or household and (ii) “personal data”, “personally identifiable information”, “personal information” or equivalent terms as defined in other Legal Requirements.
“Pre-Closing Period” shall have the meaning set forth in Section 5.1(a).
“Proxy Statement” means a proxy statement in connection with the solicitation by the Company of proxies from the holders of the Company Common Stock to obtain the Required Stockholder Approval.
“Registered Copyrights” means all Copyrights for which registrations have been obtained or applications for registration have been filed in the United States Copyright Office or any other Governmental Body.
“Registered Trademarks” means all Trademarks for which registrations have been obtained or applications for registration have been filed in the United States Patent and Trademark Office or any other Governmental Body.
“Regulation S-K” means SEC Regulation S-K.
“Regulation S-X” means SEC Regulation S-X.
“Release” or “Released” means the spilling, leaking, pumping, pouring, disposing, discharging, emitting, emptying, depositing, injecting, leaching, escaping, dumping, or any other release, however defined, and whether intentional or unintentional, of any Hazardous Substance. The term “Release” shall include any threatened release.
“Representatives” means officers, directors, employees, managers, agents, attorneys, accountants, advisors and representatives.
“Required Stockholder Approval” shall have the meaning set forth in Section 3.2(a).
“Sanctioned Country” means any country or region that currently is or during the past five (5) years has been, subject to a comprehensive embargo under applicable Sanctions Laws (including Cuba, Iran, Libya, North Korea, Sudan, Syria, and the Crimea region of Ukraine, in each case to the extent and for the time period in which such comprehensive embargo was in place).
“Sanctions Laws” means, in each case to the extent that they are applicable to the Company, Parent, or their respective Affiliates or Subsidiaries (as the case may be), all applicable U.S. and non-U.S. laws, statutes, regulations, and orders relating to economic or trade sanctions administered or enforced by the United States (including by the Office of Foreign Assets Control, U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State), the United Nations Security Council, the European Union, any EU Member State, or any other relevant Governmental Body in any jurisdiction in which the Company, Parent, or any of their respective Affiliates or Subsidiaries is performing activities.
“Sanctioned Person” means any individual or entity that is the subject or target of sanctions or restrictions under Sanctions Laws or Ex-Im Laws, including: (i) any individual or entity listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including, OFAC’s Specially Designated Nationals and Blocked Persons List; (ii) any entity that is in the aggregate 50 percent or greater owned, directly or indirectly, or otherwise controlled by or acting on behalf of a person or persons described in clause (i); (iii) any entity or individual that is resident or organized in, or a citizen, national, or the government, including any political subdivision, agency, or instrumentality thereof, of a Sanctioned Country; or (iv) the Government of Venezuela, as defined in Executive Order 13884 of August 5, 2019.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, and the rules and regulations promulgated by the SEC thereunder.
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Share Proceeds” shall have the meaning set forth in Section 2.1(c).

“Software” means all computer programs, applications, middleware, firmware, or other computer software (in object code, bytecode or source code format) and related documentation and materials.
“Specified Indebtedness” means all indebtedness and other obligations of the Company and its Subsidiaries under the Company Credit Agreement.
“Subsequent Certificate of Merger” shall have the meaning set forth in Section 1.3(c).
“Subsequent Merger” shall have the meaning set forth in the Recitals.
“Subsequent Merger Effective Time” shall have the meaning set forth in Section 1.3(c).
“Subsidiary” means an Entity of which another Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.
“Support Agreements” shall have the meaning set forth in the Recitals.
“Surviving Company” shall have the meaning set forth in Section 1.1(b).
“Surviving Corporation” shall have the meaning set forth in Section 1.1.
“Tail Period” shall have the meaning set forth in Section 5.15(c).
“Tax Return” means any return, report, statement, information return, or claim for refund or other document (including any related or supporting information or schedules) filed or required to be filed with any Governmental Body in connection with the determination, assessment, collection or administration of any Taxes or the administration of any laws, regulations or administrative requirements relating to any Taxes, and including any supplement or amendment thereof.
“Tax” or “Taxes” means any taxes, assessments, fees and other governmental charges imposed by any Governmental Body, including income, franchise, profits, gross receipts, modified gross receipts, net proceeds, alternative or add on minimum, ad valorem, value added, turnover, sales, use, property, environmental, stamp, leasing, lease, user, excise, duty, franchise, capital stock, transfer, withholding, social security (or similar), unemployment, disability, payroll, employment, social contributions, fuel, excess profits, occupational, premium, windfall profit, severance, estimated, or other charge of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.
“Termination Fee” shall have the meaning set forth in Section 7.3(b).
“Trade Secrets” means all product specifications, data, know-how, formulae, compositions, processes, designs, sketches, photographs, graphs, drawings, samples, inventions and ideas, research and development, manufacturing or distribution methods and processes, customer lists, current and anticipated customer requirements, price lists, market studies, business plans, computer software and programs (including object code), computer software and database technologies, systems, structures and architectures (and related processes, formulae, composition, improvements, devices, know-how, inventions, discoveries, concepts, ideas, designs, methods, and information), and any other information, however documented, that is a trade secret within the meaning of the applicable trade-secret protection Legal Requirements.
“Trademarks” means all (a) trademarks, service marks, marks, logos, insignias, designs, names, or other symbols, (b) applications for registration of trademarks, service marks, marks, logos, insignias, designs, names, or other symbols, and (c) trademarks, service marks, marks, logos, insignias, designs, names, or other symbols for which registrations has been obtained.
“Transaction Litigation” shall have the meaning set forth in Section 5.18.
“Treasury Regulations” means the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar, substitute, temporary or final Treasury Regulations.

“U.S.C.” means the United States Code of 1926, as amended.
“Voting Debt” of a Person means bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of such Person may vote.
“WARN Act” means the Worker Adjustment Retraining and Notification Act of 1989, as amended, 29 U.S.C. §§ 2101-2109.
“Warrant Agreement” means that certain Warrant Agreement dated as of August 7, 2017 by and between the Company and American Stock Transfer & Trust Company, LLC.
“Willful and Intentional Breach” means a material breach that is a consequence of an act or an omission by the breaching Party with the actual knowledge that the taking of, or failure to take, such act would constitute a material breach of this Agreement.
“Written Consent Failure” shall have the meaning set forth in Section 5.5(e).

In Witness Whereof, the Parties have caused this Agreement to be executed as of the date first above written.
SELECT ENERGY SERVICES, INC.
By:
/s/ Adam R. Law

Name:
Adam R. Law

Title:
Senior Vice President, General Counsel and Corporate Secretary

NAVY HOLDCO, LLC
By:
/s/ Adam R. Law

Name:
Adam R. Law

Title:
Senior Vice President, General Counsel and Corporate Secretary

NAVY MERGER SUB, INC.
By:
/s/ Adam R. Law

Name:
Adam R. Law

Title:
Senior Vice President, General Counsel and Corporate Secretary

[Signature Page to Agreement and Plan of Merger]

NUVERRA ENVIRONMENTAL SOLUTIONS, INC.
By:
/s/ Charles K. Thompson

Name:
Charles K. Thompson

Title:
Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX B
SUPPORT AGREEMENT
THIS SUPPORT AGREEMENT, dated as of December 12, 2021 (this “Agreement”), is entered into by and among Select Energy Services, Inc., a Delaware corporation (“Parent”), Navy Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Navy Holdco, LLC, a Delaware limited liability company (“Holdco LLC” and, together with Parent and Merger Sub, the “Parent Parties”), Nuverra Environmental Solutions, Inc., a Delaware corporation (the “Company”), and Ascribe II Investments LLC, a Delaware limited liability company and Ascribe III Investments LLC, a Delaware limited liability company (collectively, the “Stockholders”).
RECITALS:
WHEREAS, concurrently with the execution of this Agreement, the Parent Parties and the Company are entering into an Agreement and Plan of Merger (as it may be amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”), pursuant to which, among other things, (i) Merger Sub will merge with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Parent (the “Merger”) and (ii) following the Merger, the Surviving Corporation in the Merger will merge with and into Holdco LLC, with Holdco LLC continuing as the surviving company (the “Subsequent Merger” and together with the Merger, the “Integrated Mergers”);
WHEREAS, as of the date hereof, the Stockholders, either directly or through one of their affiliates, are the beneficial owners of, and have the right to vote and dispose of 7,021,879 shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), which represent approximately 43.32% of the issued and outstanding Company Common Stock; and
WHEREAS, as a material inducement to the Parent Parties to enter into the Merger Agreement, the Stockholders have agreed to enter into this Agreement and abide by the covenants and obligations set forth herein with respect to the Covered Shares (as hereinafter defined).
NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:
ARTICLE 1
GENERAL
Section 1.1   Defined Terms.   The following capitalized terms, as used in this Agreement, shall have the meanings set forth below. Capitalized terms used, but not otherwise defined herein, shall have the meanings ascribed thereto in the Merger Agreement.
“Affiliate” shall mean, as to any Person, another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person and, in respect of the Stockholders, any investment fund, vehicle, or holding company, in each case, for which the Stockholders, the discretionary manager or advisor of such Stockholders, or any Affiliate of the Stockholders serves as the general partner, managing member or discretionary manager or advisor; provided, that limited partners, non-managing members or other similar direct or indirect investors in the Stockholders or any Affiliate of the Stockholders (in their capacities as such) shall not be deemed to be Affiliates of the Stockholders; provided, further, that the Stockholders shall not be deemed to be an Affiliate of Parent or the Company or any of their respective Subsidiaries for purposes of this Agreement and neither Parent, the Company nor any of their respective Subsidiaries shall be deemed to be Affiliates of the Stockholders or any Affiliate of the Stockholders for purposes of this Agreement.
“Covered Shares” means the Existing Shares, together with any Company Common Stock that Stockholders or any of their Affiliates acquires, either beneficially or of record, on or after the date of this Agreement, including any Company Common Stock received as distributions, as a result of a split, reverse split, combination, merger, consolidation, reorganization, reclassification, recapitalization or similar transaction or upon exercise of any option, warrant or other security or instrument exercisable, convertible or exchangeable into Company Common Stock.
“Existing Shares” means all shares of Company Common Stock owned, either beneficially or of record, by the Stockholders or any of their Affiliates on the date of this Agreement.
“Company Entity” means each of the Company and its Subsidiaries.
“Permitted Transfer” means a Transfer of Covered Shares by the Stockholders (or an Affiliate thereof) to an Affiliate of the Stockholders; provided, that such transferee Affiliate agrees in writing to assume all of the Stockholders’ obligations hereunder in respect of the Covered Shares subject to such Transfer and to be bound by, and comply with, the terms of this Agreement, with respect to the Covered Shares subject to such Transfer, and all other Covered Shares owned beneficially or of record from time to time by such transferee Affiliate, to the same extent as the Stockholders are bound hereunder.
“Transfer” means, directly or indirectly, to sell, transfer, assign or otherwise dispose of (whether by merger or consolidation (including by conversion into securities or other consideration as a result of such merger or consolidation), by tendering into any tender or exchange offer, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the voting of or sale, transfer, conversion, assignment or other disposition of (whether by merger or consolidation (including by conversion into securities or other consideration as a result of such merger or consolidation), by tendering into any tender or exchange offer, by operation of law or otherwise). Transfers of interests in the Stockholders (e.g., fund participations) shall not be deemed to be a Transfer for purposes of this Agreement. For the avoidance of doubt, nothing in this Agreement will restrict the Stockholders (or any Affiliate thereof) from Transferring any securities of the Company following the Company obtaining the Required Stockholder Approval (as defined in the Merger Agreement).
ARTICLE 2
VOTING
Section 2.1   Agreement to Vote Company Common Stock.   During the term of this Agreement, the Stockholders hereby irrevocably agree that promptly following the time when the Form S-4 Registration Statement has been declared effective by the SEC under the Securities Act (and in any case, within 24 hours of the time the Form S-4 Registration Statement is declared effective by the SEC under the Securities Act), and the Stockholders have received a copy of the Combined Consent Statement/Prospectus included therein, each Stockholder shall, and to the extent applicable, shall cause any of its Affiliates who own Covered Shares to, execute and deliver (or cause to be delivered) a written consent, substantially in the form attached hereto as Exhibit A, covering all of the Stockholder’s (or any of its Affiliate’s) Covered Shares that are Company Common Stock. Any such written consent shall be given in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of recording the results of such consent. During the term of this Agreement, the Stockholders shall oppose, vote against and not consent to, with respect to the Covered Shares, any other action, agreement or proposal intended to, or which has the effect of or reasonably would be expected to have the effect of, impeding, delaying, restricting, limiting or interfering with the consummation of the Integrated Mergers and the other transactions contemplated by the Merger Agreement, and the performance of the Stockholders’ obligations hereunder or the obligations of the Company under the Merger Agreement, including for the avoidance of doubt, opposing any Company Acquisition Proposal, in each case, subject to the Excluded Voting Matters (as defined below).
Section 2.2   No Inconsistent Agreements.   The Stockholders hereby represent, covenant and agree that, except for this Agreement, none of the Stockholders or any of their Affiliates (a) has entered into, and during the term of this Agreement shall not enter into, any voting agreement or voting trust with respect to any Covered Shares that is inconsistent with the terms of Section 2.1 or (b) has granted, and shall not during the term of this Agreement grant, a proxy, consent or power of attorney with respect to any Covered Shares that is inconsistent with the terms of Section 2.1.
Section 2.3   Proxy.   In order to secure the obligations set forth herein, during the term of this Agreement and subject to the Excluded Voting Matters, the Stockholders hereby irrevocably appoint Parent, or any nominee thereof, with full power of substitution and resubstitution, as its true and lawful proxy and attorney-in-fact, only in the event that such Stockholders do not comply with their obligations in Section 2.1, to vote or execute a written consent with respect to the Stockholders’ Covered Shares in accordance with Section 2.1. The Stockholders hereby affirm that this proxy is coupled with an interest and shall be irrevocable, except upon termination of this Agreement, and the Stockholders will take such further action or execute such other instruments as may be reasonably necessary to effectuate the intent of this proxy and hereby revoke any proxy previously granted by the Stockholders with respect to any of their Covered Shares. The proxy granted by the Stockholders shall be automatically revoked upon the termination of this Agreement, as set forth in Section 6.1, and Parent may further terminate this proxy at any time at its sole election by written notice provided to the Stockholders. The proxyholder may not exercise the proxy granted pursuant to this Section 2.3 on any matter except for those described in Section 2.1 and the proxy granted pursuant to this Section 2.3 shall not cover any Excluded Voting Matter.
Notwithstanding anything herein to the contrary in this Agreement, (a) nothing herein shall require the Stockholders to deliver a written consent, be present (in person or by proxy) or vote (or cause to be voted) any of the Covered Shares in a manner that (i) changes the amount or form of the consideration payable in the Integrated Mergers pursuant to the terms of the Merger Agreement (the “Merger Consideration”), (ii) imposes any material restrictions on or additional material conditions on the payment of the Merger Consideration, (iii) provides for the payment by the Stockholders (or any Affiliate thereof) of any indemnification or other amounts, (iv) adds any additional covenants on the activities of the Stockholders (or any Affiliate thereof) (e.g., restrictive covenants), and/or (v) imposes any material restrictions or additional conditions on the consummation of the Integrated Mergers or extends the End Date ((i) through (v), the “Excluded Voting Matters”), and (b) other than as set forth in Section 2.1, the Stockholders shall remain free to vote (or execute consents or proxies with respect to) the Covered Shares in any manner the Stockholders deem appropriate.
Section 2.4   Effective Form S-4 Registration Statement.   Notwithstanding any provision herein to the contrary, there will be no obligation of the Stockholders to vote Covered Shares pursuant to Section 2.1 and Covered Shares cannot be voted pursuant to the proxy in Section 2.3 unless and until after the Form S-4 Registration Statement as contemplated in Section 5.5 of the Merger Agreement has been declared effective by the Securities and Exchange Commission.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES
Section 3.1   Representations and Warranties of Stockholder.   The Stockholders hereby represent and warrant to the Parent Parties and the Company as follows:
(a)   Organization; Authorization; Validity of Agreement; Necessary Action.   The Stockholders have the requisite power and authority and/or capacity to execute and deliver this Agreement and to carry out its obligations hereunder. The execution and delivery by the Stockholders of this Agreement and the performance by the Stockholders of their obligations hereunder have been duly and validly authorized by the Stockholders and no other actions or proceedings are required on the part of the Stockholders to authorize the execution and delivery of this Agreement or the performance by the Stockholders of their obligations hereunder. This Agreement has been duly executed and delivered by the Stockholders and, assuming the due authorization, execution and delivery of this Agreement by the Parent Parties and the Company, constitutes a legal, valid and binding agreement of the Stockholders, enforceable against the Stockholders in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equitable principles.
(b)   Ownership.   The Stockholders are the record or beneficial owner of, and have good and valid title to, the Existing Shares. During the term of this Agreement, the Covered Shares will be beneficially and legally owned by the Stockholders (or an Affiliate thereof), except in the case of a Permitted Transfer of any Covered Shares (in which case this representation shall, with respect to such Covered Shares, be made by the transferee of such Covered Shares). The Stockholders, directly or indirectly, have and will have at all times during the term of this Agreement sole voting power (including the right to control such vote as contemplated herein), sole power of disposition, sole power to issue instructions with respect to the matters set forth in Article 2, and sole power to agree to all of the matters set forth in this Agreement, in each case, with respect to all of the Covered Shares at any time during the term of this Agreement, except in the case of a Permitted Transfer of Covered Shares (in which case this representation shall, with respect to the Covered Shares subject to such Transfer, be made by the transferee of such Covered Shares). Except for the Existing Shares, the Stockholders do not, directly or indirectly, legally or beneficially own or have any option, warrant or other right to acquire any securities of a Company Entity that are or may by their terms become entitled to vote or any securities that are convertible or exchangeable into or exercisable for any securities of a Company Entity that are or may by their terms become entitled to vote, nor are the Stockholders subject to any contract, agreement, arrangement, understanding or relationship, other than this Agreement, that obligates it to vote, acquire or dispose of any securities of a Company Entity.
(c)   No Violation.   Neither the execution and delivery of this Agreement by the Stockholders nor its performance of its obligations under this Agreement will (i) result in a violation or breach of, or conflict with any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or cancellation of, or give rise to a right of purchase under, or result in the creation of any Lien (other than under this Agreement) upon any of the properties, rights or assets (including but not limited to the Existing Shares) owned by the Stockholders under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, lease, agreement or other instrument or obligation of any kind to which the Stockholders are a party or by which they or any of their properties, rights or assets may be bound, (ii) violate any Law applicable to the Stockholders or any of their properties, rights or assets, or (iii) result in a violation or breach of or conflict with their organizational and governing documents, except in the case of the foregoing clauses (i) and (ii) as would not reasonably be expected to prevent or materially delay the ability of the Stockholders to perform their obligations hereunder.
(d)   Consents and Approvals.   No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Body is necessary to be obtained or made by the Stockholders in connection with its execution, delivery and performance of this Agreement, except for any reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby.
(e)   Reliance by Parent Parties and the Company.   The Stockholders understand and acknowledge that the Parent Parties and the Company are entering into the Merger Agreement in reliance upon the Stockholders’ execution and delivery of this Agreement and the representations, warranties, covenants and obligations of the Stockholders contained herein.
(f)   Adequate Information.   The Stockholders acknowledge that they are sophisticated parties with respect to the Covered Shares and have adequate information concerning the business and financial condition of the Company to make an informed decision regarding the transactions contemplated by this Agreement and has, independently and without reliance upon any of the Parent Parties and based on such information as the Stockholders has deemed appropriate, made its own analysis and decision to enter into this Agreement. The Stockholders acknowledge that no Parent Party has made or is making any representation or warranty, whether express or implied, of any kind or character, except as expressly set forth in this Agreement.
Section 3.2   Representations and Warranties of Parent Parties.   Each of the Parent Parties hereby represents and warrants to Stockholders and the Company that the execution and delivery of this Agreement by each of the Parent Parties and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of the board of directors of Parent. The Parent Parties acknowledge that neither Stockholders nor the Company have made and Stockholders and the Company are not making any representation or warranty of any kind except as expressly set forth in this Agreement.
Section 3.3   Representations and Warranties of the Company.   The Company hereby represents and warrants to Stockholders and the Parent Parties that the execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of the board of directors of the Company. The Company acknowledges that neither Stockholders nor the Parent Parties have made and Stockholders and the Parent Parties are not making any representation or warranty of any kind except as expressly set forth in this Agreement.
ARTICLE 4
OTHER COVENANTS AND AGREEMENTS
Section 4.1   Prohibition on Transfers, Other Actions.
(a)   During the term of this Agreement, and except for a Permitted Transfer, the Stockholders hereby agree not to Transfer any of the Covered Shares, beneficial ownership thereof or any other interest therein. Any purported Transfer not in compliance with this Section 4.1(a) shall be void ab initio.
(b)   The Stockholders agree that if they or any of their Affiliates attempt to Transfer (other than a Permitted Transfer), vote or provide any other Person with the authority to vote any of the Covered Shares other than in compliance with this Agreement, the Stockholders unconditionally and irrevocably (during the term of this Agreement) instruct the Company to not, (i) permit any such Transfer on its books and records, (ii) issue a book-entry interest or a new certificate representing any of the Covered Shares or (iii) record such vote, in each case, unless and until the Stockholders have complied in all respects with the terms of this Agreement.
Section 4.2   Further Assurances.   Each of the parties hereto agrees that it will use its reasonable best efforts to do all things reasonably necessary to effectuate this Agreement.
Section 4.3   Registration Rights.   The Stockholders hereby elect, subject to the consummation of the Integrated Mergers and effective as of the Effective Time, to terminate their rights and obligations under that certain Registration Rights Agreement, dated August 7, 2017 by and among the Company and other parties thereto, pursuant to Section 19(q) thereof.
ARTICLE 5
NO SOLICITATION
Section 5.1   No Solicitation.   Subject to Section 6.15, prior to the termination of this Agreement, the Stockholders shall not, and shall use reasonable best efforts to cause their Subsidiaries and any of their officers, employees, legal counsel, financial advisors, agents and other representatives (collectively, “Representatives”) not to, directly or indirectly, (a) solicit, initiate, facilitate, knowingly encourage (including by way of furnishing confidential information), or induce or take any other action that could reasonably be expected to lead to any inquiries, proposals or indications of interest that constitute the making, submission, or announcement of any Company Acquisition Proposal, (b) furnish any nonpublic information regarding the Company or any of its Subsidiaries to any Person in connection with or in response to a Company Acquisition Proposal or an inquiry or indication of interest that could reasonably be expected to lead to a Company Acquisition Proposal, (c) engage in discussions or negotiations with any Person with respect to any Company Acquisition Proposal, (d) approve, endorse, or recommend any Company Acquisition Proposal, or (e) enter into any letter of intent or similar document or any Contract that could reasonably be expected to lead to a Company Acquisition Transaction. The Stockholders shall, and shall use cause their Subsidiaries to and shall use reasonable best efforts to cause their Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any third party conducted heretofore with respect to a Company Acquisition Proposal or any inquiries, proposals or indications of interest that could reasonably be expected to lead to a Company Acquisition Proposal.
ARTICLE 6
MISCELLANEOUS
Section 6.1   Termination.   This Agreement shall remain in effect until the earliest to occur of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms (including after any extension thereof), (c) the mutual agreement of the parties hereto and (d) the occurrence of (or the making or granting of) any amendment, waiver, modification, or other change to any provision of the Merger Agreement (including any exhibits, annexes, or schedules thereto) (i) that decreases the amount or changes the form of the Merger Consideration, (ii) such that Merger Consideration to be received by the Stockholders (or any Affiliate thereof) will not be registered under the Exchange Act or listed on the NYSE, or (iii) is otherwise adverse in any material respect to the Stockholders (or any Affiliate thereof) or to the stockholders of the Company, in which case this Agreement and all obligations, terms, and conditions contained herein shall terminate and be of no further force and effect with respect to all parties hereto and without any other action by any Person. Nothing in this Section 6.1 and no termination of this Agreement shall relieve or otherwise limit any party of liability for any breach of this Agreement occurring prior to such termination.
Section 6.2   No Ownership Interest; No Partnership, Agency, or Joint Venture.   Nothing contained in this Agreement shall be deemed to vest in any Parent Party any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefit relating to the Covered Shares shall remain vested in and belong to the Stockholders, and no Parent Party shall have authority to direct the Stockholders in the voting or disposition of any of the Covered Shares, except as otherwise provided herein. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture, any like relationship between the parties hereto or a presumption that the parties hereto are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.
Section 6.3   Publicity.   The Stockholders hereby permit Parent and the Company to include and disclose in the Combined Consent Statement/Prospectus, the Form S-4 Registration Statement and in such other schedules, certificates, applications, agreements or documents as such entities reasonably determine to be necessary or appropriate in connection with the consummation of the Integrated Mergers and the transactions contemplated by the Merger Agreement, the Stockholders’ identities and ownership of the Covered Shares, and the nature of the Stockholders’ commitments, arrangements and understandings pursuant to this Agreement. Parent and the Company hereby permit the Stockholders to disclose this Agreement and the transactions contemplated by the Merger Agreement in any reports required to be filed by the Stockholders or any of their Affiliates under the Exchange Act.
Section 6.4   Notices.   All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing (including facsimile, e-mail or similar writing) and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by facsimile (but only upon confirmation of transmission by the transmitting equipment); (c) if transmitted by electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is requested and received; provided, that each notice party shall use reasonable best efforts to confirm receipt of any such e-mail correspondence promptly upon receipt of such request); or (d) if transmitted by national overnight courier, in each case as addressed as follows:
If to Parent, Merger Sub or Holdco LLC, to:
Select Energy Services, Inc.
1233 W Loop S, Suite 1400
Houston, TX 77027
Attention: Adam R. Law
Facsimile: (713) 235-9455
Email: ALaw@selectenergy.com
with a copy to (which shall not constitute notice hereunder):
Vinson & Elkins LLP
1001 Fannin Street, Suite 2500
Houston, Texas 77002
Attention: Stephen M. Gill and Jameson Miller
Facsimile: (713) 615-5956
Email: SGill@velaw.com; JMiller@velaw.com
If to the Stockholders, to:
Ascribe Capital LLC
590 Madison Ave, 38th Floor

New York, NY 10022
Attention: Eric L. Schondorf, General Counsel
Email: eschondorf@american-securities.com
If to the Company, to:
Nuverra Environmental Solutions, Inc.
11111 Katy Freeway, Suite 1006
Houston, TX 77079
Attention: Joseph M. Crabb
Facsimile: (832) 384-8493
Email: joe.crabb@nuverra.com
with a copy to (which shall not constitute notice hereunder):
Squire Patton Boggs (US) LLP
1 E. Washington St., Suite 2700
Phoenix, Arizona 85004
Attention: Matthew M. Holman
Facsimile: (602) 253-8129
Email: matthew.holman@squirepb.com
Section 6.5   Interpretation.   The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement is the product of negotiation by the parties having the assistance of counsel and other advisers. It is the intention of the parties that this Agreement not be construed more strictly with regard to one party than with regard to the others.
Section 6.6   Counterparts.   This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.
Section 6.7   Entire Agreement.   This Agreement and, solely to the extent of the defined terms referenced herein, the Merger Agreement, embody the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersede and preempt any prior understandings, agreements or representations by or among the parties, written and oral, that may have related to the subject matter hereof in any way.
Section 6.8   Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.
(a)   THIS AGREEMENT AND THE AGREEMENTS, INSTRUMENTS AND DOCUMENTS CONTEMPLATED HEREBY AND ALL DISPUTES BETWEEN THE PARTIES UNDER OR RELATING TO THIS AGREEMENT OR THE FACTS AND CIRCUMSTANCES LEADING TO ITS EXECUTION, WHETHER IN CONTRACT, TORT OR OTHERWISE, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE (WITHOUT REFERENCE TO SUCH STATE’S PRINCIPLES OF CONFLICTS OF LAW). THE DELAWARE COURT OF CHANCERY (AND IF THE DELAWARE COURT OF CHANCERY SHALL BE UNAVAILABLE, ANY DELAWARE STATE COURT AND THE FEDERAL COURT OF THE UNITED STATES OF AMERICA SITTING IN THE STATE OF DELAWARE) WILL HAVE EXCLUSIVE JURISDICTION OVER ANY AND ALL DISPUTES

BETWEEN THE PARTIES HERETO, WHETHER IN LAW OR EQUITY, BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE AGREEMENTS, INSTRUMENTS AND DOCUMENTS CONTEMPLATED HEREBY OR THE FACTS AND CIRCUMSTANCES LEADING TO ITS EXECUTION, WHETHER IN CONTRACT, TORT OR OTHERWISE. EACH OF THE PARTIES IRREVOCABLY CONSENTS TO AND AGREES TO SUBMIT TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH DISPUTE, IRREVOCABLY CONSENTS TO THE SERVICE OF THE SUMMONS AND COMPLAINT AND ANY OTHER PROCESS IN ANY OTHER ACTION OR PROCEEDING RELATING TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, ON BEHALF OF ITSELF OR ITS PROPERTY, BY DELIVERY IN ANY METHOD CONTEMPLATED BY SECTION 6.4 OR IN ANY OTHER MANNER AUTHORIZED BY LAW, AND HEREBY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUCH DISPUTE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT (i) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS, (ii) SUCH PARTY AND SUCH PARTY’S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY SUCH COURTS OR (iii) ANY LITIGATION COMMENCED IN SUCH COURTS IS BROUGHT IN AN INCONVENIENT FORUM.
(b)   THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT THAT ANY PARTY MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY PROCEEDING, LITIGATION OR COUNTERCLAIM BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY.
Section 6.9   Amendment; Waiver.   This Agreement may not be amended or modified, except by an instrument in writing signed on behalf of each of the parties hereto. Each party may waive any right of such party hereunder by an instrument in writing signed by such party and delivered to the party benefiting from such waiver.
Section 6.10   Remedies.   The parties hereto agree that money damages would not be a sufficient remedy for any breach of this Agreement and that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is hereby agreed that, prior to the valid termination of this Agreement pursuant to Section 6.1, the parties hereto shall be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach, to prevent breaches of this Agreement, and to specifically enforce compliance with this Agreement. In connection with any request for specific performance or equitable relief, each of the parties hereto hereby waives any requirement for the security or posting of any bond in connection with such remedy. Such remedy shall not be deemed to be the exclusive remedy for breach of this Agreement but shall be in addition to all other remedies available at law or equity to such party. The parties further agree that, by seeking the remedies provided for in this Section 6.10, no party hereto shall in any respect waive its right to seek any other form of relief that may be available to it (i) under this Agreement, including monetary damages in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 6.10 are not available or otherwise are not granted, or (ii) under the Merger Agreement. In the event that any party institutes any legal suit, action, or proceeding against another party to specifically enforce compliance with this Agreement, the prevailing party in the suit, action or proceeding shall be entitled to receive, in addition to any other remedy that it may be entitled, the costs incurred by such party in conducting the suit, action, or proceeding, including attorneys’ fees and expenses and court costs.
Section 6.11   Stockholder Capacity.   Notwithstanding anything contained in this Agreement to the contrary, the representations, warranties, covenants and agreements made herein by the Stockholders are made solely with respect to such Stockholders and the Covered Shares. The Stockholders are entering into this Agreement solely in their capacity as the owners, directly or indirectly, of such Covered Shares (and not in any other capacity) and nothing herein shall (a) limit or affect any actions or omissions by the Stockholders in any other capacity, (b) be construed to prohibit, limit or restrict any actions or omissions by any Affiliate or direct or indirect owner of the Stockholders, or any of its or their respective officers, directors, designees, managers, representatives or employees, in each case, not acting as such on behalf of the

Stockholders, including exercising rights under the Merger Agreement or (c) be construed to prohibit, limit or restrict any of the Stockholders’ direct or indirect owners or Affiliates, or any of its or their respective officers, directors, designees, managers, representatives or employees, from exercising its fiduciary duties, if any, to the stockholders of the Company under applicable Law.
Section 6.12   Severability.   To the fullest extent permitted by law, any term or provision of this Agreement, or the application thereof, that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is illegal, void, invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any illegal, void, invalid or unenforceable term or provision with a term or provision that is legal, valid and enforceable and that comes closest to expressing the intention of the illegal, void, invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. To the fullest extent permitted by law, in the event such court does not exercise the power granted to it in the prior sentence, the parties hereto shall replace such illegal, void, invalid or unenforceable term or provision with a legal, valid and enforceable term or provision that will achieve, to the extent possible, the original economic, business and other purposes of such illegal, void, invalid or unenforceable term as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
Section 6.13   Expenses.   Except as otherwise expressly provided herein, all costs and expenses incurred in connection with this Agreement and the actions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Integrated Mergers are consummated.
Section 6.14   Successors and Assigns; Third Party Beneficiaries.
(a)   Except in connection with a Permitted Transfer, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto; provided, however, that Parent, Merger Sub and Holdco LLC may transfer or assign their rights and obligations under this Agreement, in whole or in part or from time to time in part, to one or more of their Affiliates to which their rights are assigned pursuant to the terms of the Merger Agreement at any time. Any assignment in violation of the foregoing shall be null and void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.
(b)   This Agreement is not intended to and shall not confer upon any Person (other than the parties hereto) any rights or remedies hereunder.
Section 6.15   Fiduciary Duties.   The Stockholders are entering into this Agreement solely in their capacity as the record or beneficial owner of the Existing Shares and nothing herein is intended to or shall limit or affect any actions taken by any of the Stockholders’ designees serving in his or her capacity as a director of the Company (or a Subsidiary of the Company). The taking of any actions (or failures to act) by the Stockholders’ designees serving as a director of the Company (in such capacity as a director) shall not be deemed to constitute a breach of this Agreement.
[Signature pages follow.]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
STOCKHOLDERS
ASCRIBE CAPITAL II, LLC
By:	/s/ Eric L. Schondorf
Name: Eric L. Schondorf
Title: General Counsel
ASCRIBE CAPITAL III, LLC
By:	/s/ Eric L. Schondorf
Name: Eric L. Schondorf
Title: General Counsel
[Signature Page to Support Agreement]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
COMPANY
NUVERRA ENVIRONMENTAL SOLUTIONS, INC.
By:	/s/ Charles K. Thompson
Name: Charles K. Thompson
Title: Chief Executive Officer
[Signature Page to Support Agreement]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
PARENT PARTIES
SELECT ENERGY SERVICES, INC.
By:	/s/ Adam R. Law
Name: Adam R. Law
Title: Senior Vice President, General Counsel and Corporate Secretary
NAVY MERGER SUB, INC.
By:	/s/ Adam R. Law
Name: Adam R. Law
Title: Senior Vice President, General Counsel and Corporate Secretary
NAVY HOLDCO, LLC
By:	/s/ Adam R. Law
Name: Adam R. Law
Title: Senior Vice President, General Counsel and Corporate Secretary
[Signature Page to Support Agreement]

Exhibit A
Form of Company Written Consent
WRITTEN CONSENT OF
NUVERRA COMMON STOCKHOLDERS
[•], 202[•]
Pursuant to Section 2.1 of that certain Support Agreement, dated as of December 12, 2021, by and among Select Energy Services, Inc., a Delaware corporation (“Parent”), Navy Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Navy Holdco, LLC, a Delaware limited liability company (“Holdco LLC” and, together with Parent and Merger Sub, the “Parent Parties”), Nuverra Environmental Solutions, Inc., a Delaware corporation (the “Company”), and the undersigned stockholder (the “Stockholder”), the undersigned Stockholder hereby provides its written consent to the matters set forth below. The undersigned Stockholder’s shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) will be tabulated and voted on certain proposals as indicated below. The undersigned acknowledges receipt of the consent statement/prospectus, dated [•], which is part of the registration statement on Form S-4 (No. 333-[•]) of Parent, and which more fully describes the proposals below.
The undersigned, acting by written consent in lieu of a meeting pursuant to Article Twelfth of the Company’s Second Amended and Restated Certificate of Incorporation (the “Company Certificate of Incorporation”), hereby consents in writing to the approval and adoption without a meeting of the following proposals and to the taking of each of the actions contemplated thereby with respect to [•] shares of Company Common Stock, constituting all of the Company Common Stock that the undersigned beneficially owns as of the date hereof [and will beneficially own as of the close of business on [•]]:
1.
Approve the Agreement and Plan of Merger, dated as of December [•], 2021 (the “Merger Agreement”), by and among the Company, Parent, Navy Holdings, Inc. (“Navy Holdings”), a Delaware corporation and Navy Merger Sub, Inc., a Delaware corporation (“Navy Merger Sub”), pursuant to which among other things, (a) Navy Merger Sub will be merged with and into the Company and the separate existence of Navy Merger Sub will cease (the “Initial Merger”), (b) following the Initial Merger, the Company will be merged with and into Navy Holdco, LLC, a Delaware limited liability company, and the separate existence of the Company will cease, (c) the Company Certificate of Incorporation will be amended and restated pursuant to an Amended and Restated Certificate of Incorporation of the Company, (d) each share of common stock, par value $0.01 per share, of the Company then outstanding shall be converted into the right to receive a number of shares of Class A common stock of Parent, par value $0.01 per share, equal to the Exchange Ratio (as defined in the Merger Agreement) and (e) Parent will issue the number of shares of Class A common stock of Parent, par value $0.01 per share, pursuant to the Merger Agreement.

2.
Approve, on a non-binding, advisory basis, the compensation that will or may become payable to the Company’s named executive officers in connection with the transactions contemplated by the Merger Agreement.

This written consent shall be effective on the date hereof and thereafter.
IMPORTANT: PLEASE DATE AND SIGN THE WRITTEN CONSENT BELOW. If held in joint tenancy, all persons must sign. When signing as attorney, trustee, executor, administrator, guardian or corporate officer, please give full title as such. If Company Common Stock is held by a corporation, please sign the full corporate name by president or other authorized officer. If Company Common Stock is held by a partnership or other entity, please sign the full partnership or other entity name by authorized person. Please fill out, date, sign and return this written consent promptly to (i) the Company the Company by mailing it to Nuverra Environmental Solutions, Inc., 11111 Katy Freeway, Suite 1006, Houston, TX 77079, attention Joseph M. Crabb, or by emailing a .pdf copy of your signed written consent to joe.crabb@nuverra.com with a copy to Matthew.Holman@squirepb.com and (ii) Select Energy Services, Inc., by emailing a .pdf copy of your signed written consent to ALaw@selectenergy.com with a copy to SGill@velaw.com.

IF AN INDIVIDUAL:		IF AN ENTITY: (please print or type complete name of entity)
By:	(duly authorized signature)	By:	(duly authorized signature)
Name:	(please print or type full name)	Name:	(please print or type full name)
		Title:	(please print or type full title)
Date:	, [2021]	Date:	, [2021]

ANNEX C
SUPPORT AGREEMENT
THIS SUPPORT AGREEMENT, dated as of December 12, 2021 (this “Agreement”), is entered into by and among Select Energy Services, Inc., a Delaware corporation (“Parent”), Navy Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Navy Holdco, LLC, a Delaware limited liability company (“Holdco LLC” and, together with Parent and Merger Sub, the “Parent Parties”), Nuverra Environmental Solutions, Inc., a Delaware corporation (the “Company”), and Gates Capital Management, Inc., a Delaware corporation (the “Stockholder”).
RECITALS:
WHEREAS, concurrently with the execution of this Agreement, the Parent Parties and the Company are entering into an Agreement and Plan of Merger (as it may be amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”), pursuant to which, among other things, (i) Merger Sub will merge with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Parent (the “Merger”) and (ii) following the Merger, the Surviving Corporation in the Merger will merge with and into Holdco LLC, with Holdco LLC continuing as the surviving company (the “Subsequent Merger” and together with the Merger , the “Integrated Mergers”);
WHEREAS, as of the date hereof, the Stockholder, either directly or through one of its affiliates, is the beneficial owner of, and has the right to vote and dispose of 6,626,660 shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), which represent approximately 40.88% of the issued and outstanding Company Common Stock; and
WHEREAS, as a material inducement to the Parent Parties to enter into the Merger Agreement, the Stockholder has agreed to enter into this Agreement and abide by the covenants and obligations set forth herein with respect to the Covered Shares (as hereinafter defined).
NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:
ARTICLE 1
GENERAL
Section 1.1    Defined Terms.    The following capitalized terms, as used in this Agreement, shall have the meanings set forth below. Capitalized terms used, but not otherwise defined herein, shall have the meanings ascribed thereto in the Merger Agreement.
“Affiliate” shall mean, as to any Person, another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person and, in respect of the Stockholder, any investment fund, vehicle, or holding company, in each case, for which the Stockholder, the discretionary manager or advisor of such Stockholder, or any Affiliate of the Stockholder serves as the general partner, managing member or discretionary manager or advisor; provided, that limited partners, non-managing members or other similar direct or indirect investors in the Stockholder or any Affiliate of the Stockholder (in their capacities as such) shall not be deemed to be Affiliates of the Stockholder; provided, further, that the Stockholder shall not be deemed to be an Affiliate of Parent or the Company or any of their respective Subsidiaries for purposes of this Agreement and neither Parent, the Company nor any of their respective Subsidiaries shall be deemed to be Affiliates of the Stockholder or any Affiliate of the Stockholder for purposes of this Agreement.
“Covered Shares” means the Existing Shares, together with any Company Common Stock that Stockholder or any of its Affiliates acquires, either beneficially or of record, on or after the date of this Agreement, including any Company Common Stock received as distributions, as a result of a split, reverse split, combination, merger, consolidation, reorganization, reclassification, recapitalization or similar transaction or upon exercise of any option, warrant or other security or instrument exercisable, convertible or exchangeable into Company Common Stock.

“Existing Shares” means all shares of Company Common Stock owned, either beneficially or of record, by the Stockholder or any of its Affiliates on the date of this Agreement.
“Company Entity” means each of the Company and its Subsidiaries.
“Permitted Transfer” means a Transfer of Covered Shares by the Stockholder (or an Affiliate thereof) to an Affiliate of the Stockholder; provided, that such transferee Affiliate agrees in writing to assume all of the Stockholder’s obligations hereunder in respect of the Covered Shares subject to such Transfer and to be bound by, and comply with, the terms of this Agreement, with respect to the Covered Shares subject to such Transfer, and all other Covered Shares owned beneficially or of record from time to time by such transferee Affiliate, to the same extent as the Stockholder is bound hereunder.
“Transfer” means, directly or indirectly, to sell, transfer, assign or otherwise dispose of (whether by merger or consolidation (including by conversion into securities or other consideration as a result of such merger or consolidation), by tendering into any tender or exchange offer, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the voting of or sale, transfer, conversion, assignment or other disposition of (whether by merger or consolidation (including by conversion into securities or other consideration as a result of such merger or consolidation), by tendering into any tender or exchange offer, by operation of law or otherwise). Transfers of interests in the Stockholder (e.g., fund participations) shall not be deemed to be a Transfer for purposes of this Agreement. For the avoidance of doubt, nothing in this Agreement will restrict the Stockholder (or any Affiliate thereof) from Transferring any securities of the Company following the Company obtaining the Required Stockholder Approval (as defined in the Merger Agreement).
ARTICLE 2
VOTING
Section 2.1    Agreement to Vote Company Common Stock.    During the term of this Agreement, the Stockholder hereby irrevocably agrees that promptly following the time when the Form S-4 Registration Statement has been declared effective by the SEC under the Securities Act (and in any case, within 24 hours of the time the Form S-4 Registration Statement is declared effective by the SEC under the Securities Act), and the Stockholder has received a copy of the Combined Consent Statement/Prospectus included therein, the Stockholder shall, and to the extent applicable, shall cause any of its Affiliates who own Covered Shares to, execute and deliver (or cause to be delivered) a written consent, substantially in the form attached hereto as Exhibit A, covering all of the Stockholder’s (or any of its Affiliate’s) Covered Shares that are Company Common Stock. Any such written consent shall be given in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of recording the results of such consent. During the term of this Agreement, the Stockholder shall oppose, vote against and not consent to, with respect to the Covered Shares, any other action, agreement or proposal intended to, or which has the effect of or reasonably would be expected to have the effect of, impeding, delaying, restricting, limiting or interfering with the consummation of the Integrated Mergers and the other transactions contemplated by the Merger Agreement, and the performance of the Stockholder’s obligations hereunder or the obligations of the Company under the Merger Agreement, including for the avoidance of doubt, opposing any Company Acquisition Proposal, in each case, subject to the Excluded Voting Matters (as defined below).
Section 2.2    No Inconsistent Agreements.    The Stockholder hereby represents, covenants and agrees that, except for this Agreement, none of the Stockholder or any of its Affiliates (a) has entered into, and during the term of this Agreement shall not enter into, any voting agreement or voting trust with respect to any Covered Shares that is inconsistent with the terms of Section 2.1 or (b) has granted, and shall not during the term of this Agreement grant, a proxy, consent or power of attorney with respect to any Covered Shares that is inconsistent with the terms of Section 2.1.
Section 2.3    Proxy.    In order to secure the obligations set forth herein, during the term of this Agreement and subject to the Excluded Voting Matters, the Stockholder hereby irrevocably appoints Parent, or any nominee thereof, with full power of substitution and resubstitution, as its true and lawful proxy and attorney-in-fact, only in the event that such Stockholder does not comply with its obligations in Section 2.1, to vote or execute a written consent with respect to the Stockholder’s Covered Shares in accordance with Section 2.1. The Stockholder hereby affirms that this proxy is coupled with an interest and shall be irrevocable, except upon termination of this Agreement, and the Stockholder will take such further action or execute such other instruments as may be reasonably necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by the Stockholder with respect to any of its Covered Shares. The proxy granted by the Stockholder shall be automatically revoked upon the termination of this Agreement, as set forth in Section 6.1, and Parent may further terminate this proxy at any time at its sole election by written notice provided to the Stockholder. The proxyholder may not exercise the proxy granted pursuant to this Section 2.3 on any matter except for those described in Section 2.1 and the proxy granted pursuant to this Section 2.3 shall not cover any Excluded Voting Matter.
Notwithstanding anything herein to the contrary in this Agreement, (a) nothing herein shall require the Stockholder to deliver a written consent, be present (in person or by proxy) or vote (or cause to be voted) any of the Covered Shares in a manner that (i) changes the amount or form of the consideration payable in the Integrated Mergers pursuant to the terms of the Merger Agreement (the “Merger Consideration”), (ii) imposes any material restrictions on or additional material conditions on the payment of the Merger Consideration, (iii) provides for the payment by the Stockholder (or any Affiliate thereof) of any indemnification or other amounts, (iv) adds any additional covenants on the activities of the Stockholder (or any Affiliate thereof) (e.g., restrictive covenants), and/or (v) imposes any material restrictions or additional conditions on the consummation of the Integrated Mergers or extends the End Date ((i) through (v), the “Excluded Voting Matters”), and (b) other than as set forth in Section 2.1, the Stockholder shall remain free to vote (or execute consents or proxies with respect to) the Covered Shares in any manner the Stockholder deems appropriate.
Section 2.4    Effective Form S-4 Registration Statement.    Notwithstanding any provision herein to the contrary, there will be no obligation of the Stockholder to vote Covered Shares pursuant to Section 2.1 and Covered Shares cannot be voted pursuant to the proxy in Section 2.3 unless and until after the Form S-4 Registration Statement as contemplated in Section 5.5 of the Merger Agreement has been declared effective by the Securities and Exchange Commission.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES
Section 3.1    Representations and Warranties of Stockholder.    The Stockholder hereby represents and warrants to the Parent Parties and the Company as follows:
(a)   Organization; Authorization; Validity of Agreement; Necessary Action.    The Stockholder has the requisite power and authority and/or capacity to execute and deliver this Agreement and to carry out its obligations hereunder. The execution and delivery by the Stockholder of this Agreement and the performance by the Stockholder of its obligations hereunder have been duly and validly authorized by the Stockholder and no other actions or proceedings are required on the part of the Stockholder to authorize the execution and delivery of this Agreement or the performance by the Stockholder of its obligations hereunder. This Agreement has been duly executed and delivered by the Stockholder and, assuming the due authorization, execution and delivery of this Agreement by the Parent Parties and the Company, constitutes a legal, valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equitable principles.
(b)   Ownership.    The Stockholder is the record or beneficial owner of, and has good and valid title to, the Existing Shares. During the term of this Agreement, the Covered Shares will be beneficially and legally owned by the Stockholder (or an Affiliate thereof), except in the case of a Permitted Transfer of any Covered Shares (in which case this representation shall, with respect to such Covered Shares, be made by the transferee of such Covered Shares). The Stockholder, directly or indirectly, have and will have at all times during the term of this Agreement sole voting power (including the right to control such vote as contemplated herein), sole power of disposition, sole power to issue instructions with respect to the matters set forth in Article 2, and sole power to agree to all of the matters set forth in this Agreement, in each case, with respect to all of the Covered Shares at any time during the term of this Agreement, except in the case of a Permitted Transfer of Covered Shares (in which case this representation shall, with respect to the Covered Shares subject to such Transfer, be made by the transferee of such Covered Shares). Except for the Existing Shares, the Stockholder does not, directly or indirectly, legally or beneficially own or have any option, warrant or other right to acquire any securities of a Company Entity that are or may by their terms become entitled to vote or any securities that are convertible or exchangeable into or exercisable for any securities of a Company Entity that are or may by their terms become entitled to vote, nor is the Stockholder subject to any contract, agreement, arrangement, understanding or relationship, other than this Agreement, that obligates it to vote, acquire or dispose of any securities of a Company Entity.
(c)   No Violation.    Neither the execution and delivery of this Agreement by the Stockholder nor its performance of its obligations under this Agreement will (i) result in a violation or breach of, or conflict with any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or cancellation of, or give rise to a right of purchase under, or result in the creation of any Lien (other than under this Agreement) upon any of the properties, rights or assets (including but not limited to the Existing Shares) owned by the Stockholder under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, lease, agreement or other instrument or obligation of any kind to which the Stockholder is a party or by which it or any of its properties, rights or assets may be bound, (ii) violate any Law applicable to the Stockholder or any of its properties, rights or assets, or (iii) result in a violation or breach of or conflict with its organizational and governing documents, except in the case of the foregoing clauses (i) and (ii) as would not reasonably be expected to prevent or materially delay the ability of the Stockholder to perform its obligations hereunder.
(d)   Consents and Approvals.    No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Body is necessary to be obtained or made by the Stockholder in connection with its execution, delivery and performance of this Agreement, except for any reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby.
(e)   Reliance by Parent Parties and the Company.    The Stockholder understands and acknowledges that the Parent Parties and the Company are entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement and the representations, warranties, covenants and obligations of the Stockholder contained herein.
(f)   Adequate Information.    The Stockholder acknowledges that it is a sophisticated party with respect to the Covered Shares and has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the transactions contemplated by this Agreement and has, independently and without reliance upon any of the Parent Parties and based on such information as the Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. The Stockholder acknowledges that no Parent Party has made or is making any representation or warranty, whether express or implied, of any kind or character, except as expressly set forth in this Agreement.
Section 3.2    Representations and Warranties of Parent Parties.    Each of the Parent Parties hereby represents and warrants to Stockholder and the Company that the execution and delivery of this Agreement by each of the Parent Parties and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of the board of directors of Parent. The Parent Parties acknowledge that neither Stockholder nor the Company have made and Stockholder and the Company are not making any representation or warranty of any kind except as expressly set forth in this Agreement.
Section 3.3    Representations and Warranties of the Company.    The Company hereby represents and warrants to Stockholder and the Parent Parties that the execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of the board of directors of the Company. The Company acknowledges that neither Stockholder nor the Parent Parties have made and Stockholder and the Parent Parties are not making any representation or warranty of any kind except as expressly set forth in this Agreement.

ARTICLE 4
OTHER COVENANTS AND AGREEMENTS
Section 4.1    Prohibition on Transfers, Other Actions.
(a)   During the term of this Agreement, and except for a Permitted Transfer, the Stockholder hereby agrees not to Transfer any of the Covered Shares, beneficial ownership thereof or any other interest therein. Any purported Transfer not in compliance with this Section 4.1(a) shall be void ab initio.
(b)   The Stockholder agrees that if it or any of its Affiliates attempts to Transfer (other than a Permitted Transfer), vote or provide any other Person with the authority to vote any of the Covered Shares other than in compliance with this Agreement, the Stockholder unconditionally and irrevocably (during the term of this Agreement) instructs the Company to not, (i) permit any such Transfer on its books and records, (ii) issue a book-entry interest or a new certificate representing any of the Covered Shares or (iii) record such vote, in each case, unless and until the Stockholder has complied in all respects with the terms of this Agreement.
Section 4.2    Further Assurances.    Each of the parties hereto agrees that it will use its reasonable best efforts to do all things reasonably necessary to effectuate this Agreement.
Section 4.3    Registration Rights.    The Stockholder hereby elects, subject to the consummation of the Integrated Mergers and effective as of the Effective Time, to terminate its rights and obligations under that certain Registration Rights Agreement, dated August 7, 2017 by and among the Company and other parties thereto, pursuant to Section 19(q) thereof.
ARTICLE 5
NO SOLICITATION
Section 5.1    No Solicitation.    Subject to Section 6.15, prior to the termination of this Agreement, the Stockholder shall not, and shall use reasonable best efforts to cause its Subsidiaries and any of its officers, employees, legal counsel, financial advisors, agents and other representatives (collectively, “Representatives”) not to, directly or indirectly, (a) solicit, initiate, facilitate, knowingly encourage (including by way of furnishing confidential information), or induce or take any other action that could reasonably be expected to lead to any inquiries, proposals or indications of interest that constitute the making, submission, or announcement of any Company Acquisition Proposal, (b) furnish any nonpublic information regarding the Company or any of its Subsidiaries to any Person in connection with or in response to a Company Acquisition Proposal or an inquiry or indication of interest that could reasonably be expected to lead to a Company Acquisition Proposal, (c) engage in discussions or negotiations with any Person with respect to any Company Acquisition Proposal, (d) approve, endorse, or recommend any Company Acquisition Proposal, or (e) enter into any letter of intent or similar document or any Contract that could reasonably be expected to lead to a Company Acquisition Transaction. The Stockholder shall, and shall use cause its Subsidiaries to and shall use reasonable best efforts to cause its Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any third party conducted heretofore with respect to a Company Acquisition Proposal or any inquiries, proposals or indications of interest that could reasonably be expected to lead to a Company Acquisition Proposal.
ARTICLE 6
MISCELLANEOUS
Section 6.1    Termination.    This Agreement shall remain in effect until the earliest to occur of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms (including after any extension thereof), (c) the mutual agreement of the parties hereto and (d) the occurrence of (or the making or granting of) any amendment, waiver, modification, or other change to any provision of the Merger Agreement (including any exhibits, annexes, or schedules thereto) (i) that decreases the amount or changes the form of the Merger Consideration, (ii) such that Merger Consideration to be received by the Stockholder (or any Affiliate thereof) will not be registered under the Exchange Act or listed on the NYSE, or (iii) is otherwise adverse in any material respect to the Stockholder (or any Affiliate thereof) or to the stockholders of the Company, in which case this Agreement and all obligations, terms, and conditions contained herein shall terminate and be of no further force and effect with respect to all parties hereto and without any other action by any Person. Nothing in this Section 6.1 and no termination of this Agreement shall relieve or otherwise limit any party of liability for any breach of this Agreement occurring prior to such termination.
Section 6.2    No Ownership Interest; No Partnership, Agency, or Joint Venture.    Nothing contained in this Agreement shall be deemed to vest in any Parent Party any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefit relating to the Covered Shares shall remain vested in and belong to the Stockholder, and no Parent Party shall have authority to direct the Stockholder in the voting or disposition of any of the Covered Shares, except as otherwise provided herein. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture, any like relationship between the parties hereto or a presumption that the parties hereto are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.
Section 6.3    Publicity.    The Stockholder hereby permits Parent and the Company to include and disclose in the Combined Consent Statement/Prospectus, the Form S-4 Registration Statement and in such other schedules, certificates, applications, agreements or documents as such entities reasonably determine to be necessary or appropriate in connection with the consummation of the Integrated Mergers and the transactions contemplated by the Merger Agreement, the Stockholder’s identity and ownership of the Covered Shares, and the nature of the Stockholder’s commitments, arrangements and understandings pursuant to this Agreement. Parent and the Company hereby permit the Stockholder to disclose this Agreement and the transactions contemplated by the Merger Agreement in any reports required to be filed by the Stockholder or any of its Affiliates under the Exchange Act.
Section 6.4    Notices.    All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing (including facsimile, e-mail or similar writing) and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by facsimile (but only upon confirmation of transmission by the transmitting equipment); (c) if transmitted by electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is requested and received; provided, that each notice party shall use reasonable best efforts to confirm receipt of any such e-mail correspondence promptly upon receipt of such request); or (d) if transmitted by national overnight courier, in each case as addressed as follows:
If to Parent, Merger Sub or Holdco LLC, to:
Select Energy Services, Inc.
1233 West Loop South, Suite 1400
Houston, TX 77027
Attention: Adam R. Law
Facsimile: (713) 235-9455
Email: ALaw@selectenergy.com
with a copy to (which shall not constitute notice hereunder):
Vinson & Elkins LLP
1001 Fannin Street, Suite 2500
Houston, Texas 77002
Attention: Stephen M. Gill and Jameson Miller
Facsimile: (713) 615-5956
Email: SGill@velaw.com; JMiller@velaw.com
If to the Stockholder, to:
Gates Capital Management
1177 Avenue of the Americas, 46th Floor
New York, New York 10036
Attention: Justin L. Boisseau
Email: jboisseau@gatescap.com

with a copy to (which shall not constitute notice hereunder):
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
Attention: Eleazer Klein
Email: Eleazer.Klein@srz.com
If to the Company, to:
Nuverra Environmental Solutions, Inc.
11111 Katy Freeway, Suite 1006
Houston, TX 77079
Attention: Joseph M. Crabb
Facsimile: (832) 384-8493
Email: joe.crabb@nuverra.com
with a copy to (which shall not constitute notice hereunder):
Squire Patton Boggs (US) LLP
1 E. Washington St., Suite 2700
Phoenix, Arizona 85004
Attention: Matthew M. Holman
Facsimile: (602) 253-8129
Email: matthew.holman@squirepb.com
Section 6.5    Interpretation.    The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement is the product of negotiation by the parties having the assistance of counsel and other advisers. It is the intention of the parties that this Agreement not be construed more strictly with regard to one party than with regard to the others.
Section 6.6    Counterparts.    This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.
Section 6.7    Entire Agreement.    This Agreement and, solely to the extent of the defined terms referenced herein, the Merger Agreement, embody the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersede and preempt any prior understandings, agreements or representations by or among the parties, written and oral, that may have related to the subject matter hereof in any way.
Section 6.8    Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.
(a)   THIS AGREEMENT AND THE AGREEMENTS, INSTRUMENTS AND DOCUMENTS CONTEMPLATED HEREBY AND ALL DISPUTES BETWEEN THE PARTIES UNDER OR RELATING TO THIS AGREEMENT OR THE FACTS AND CIRCUMSTANCES LEADING TO ITS EXECUTION, WHETHER IN CONTRACT, TORT OR OTHERWISE, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE (WITHOUT REFERENCE TO SUCH STATE’S PRINCIPLES OF CONFLICTS

OF LAW). THE DELAWARE COURT OF CHANCERY (AND IF THE DELAWARE COURT OF CHANCERY SHALL BE UNAVAILABLE, ANY DELAWARE STATE COURT AND THE FEDERAL COURT OF THE UNITED STATES OF AMERICA SITTING IN THE STATE OF DELAWARE) WILL HAVE EXCLUSIVE JURISDICTION OVER ANY AND ALL DISPUTES BETWEEN THE PARTIES HERETO, WHETHER IN LAW OR EQUITY, BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE AGREEMENTS, INSTRUMENTS AND DOCUMENTS CONTEMPLATED HEREBY OR THE FACTS AND CIRCUMSTANCES LEADING TO ITS EXECUTION, WHETHER IN CONTRACT, TORT OR OTHERWISE. EACH OF THE PARTIES IRREVOCABLY CONSENTS TO AND AGREES TO SUBMIT TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH DISPUTE, IRREVOCABLY CONSENTS TO THE SERVICE OF THE SUMMONS AND COMPLAINT AND ANY OTHER PROCESS IN ANY OTHER ACTION OR PROCEEDING RELATING TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, ON BEHALF OF ITSELF OR ITS PROPERTY, BY DELIVERY IN ANY METHOD CONTEMPLATED BY SECTION 6.4 OR IN ANY OTHER MANNER AUTHORIZED BY LAW, AND HEREBY WAIVES, AND AGREES NOT TO ASSERT IN ANY SUCH DISPUTE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT (i) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS, (ii) SUCH PARTY AND SUCH PARTY’S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY SUCH COURTS OR (iii) ANY LITIGATION COMMENCED IN SUCH COURTS IS BROUGHT IN AN INCONVENIENT FORUM.
(b)   THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT THAT ANY PARTY MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY PROCEEDING, LITIGATION OR COUNTERCLAIM BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY.
Section 6.9    Amendment; Waiver.    This Agreement may not be amended or modified, except by an instrument in writing signed on behalf of each of the parties hereto. Each party may waive any right of such party hereunder by an instrument in writing signed by such party and delivered to the party benefiting from such waiver.
Section 6.10    Remedies.    The parties hereto agree that money damages would not be a sufficient remedy for any breach of this Agreement and that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is hereby agreed that, prior to the valid termination of this Agreement pursuant to Section 6.1, the parties hereto shall be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach, to prevent breaches of this Agreement, and to specifically enforce compliance with this Agreement. In connection with any request for specific performance or equitable relief, each of the parties hereto hereby waives any requirement for the security or posting of any bond in connection with such remedy. Such remedy shall not be deemed to be the exclusive remedy for breach of this Agreement but shall be in addition to all other remedies available at law or equity to such party. The parties further agree that, by seeking the remedies provided for in this Section 6.10, no party hereto shall in any respect waive its right to seek any other form of relief that may be available to it (i) under this Agreement, including monetary damages in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 6.10 are not available or otherwise are not granted, or (ii) under the Merger Agreement. In the event that any party institutes any legal suit, action, or proceeding against another party to specifically enforce compliance with this Agreement, the prevailing party in the suit, action or proceeding shall be entitled to receive, in addition to any other remedy that it may be entitled, the costs incurred by such party in conducting the suit, action, or proceeding, including attorneys’ fees and expenses and court costs.
Section 6.11    Stockholder Capacity.    Notwithstanding anything contained in this Agreement to the contrary, the representations, warranties, covenants and agreements made herein by the Stockholder are made solely with respect to such Stockholder and the Covered Shares. The Stockholder is entering into this Agreement solely in its capacity as the owner, directly or indirectly, of such Covered Shares (and not in any other capacity) and nothing herein shall (a) limit or affect any actions or omissions by the Stockholder in any other capacity, (b) be construed to prohibit, limit or restrict any actions or omissions by any Affiliate or direct or indirect owner of the Stockholder, or any of its or their respective officers, directors, designees, managers, representatives or employees, in each case, not acting as such on behalf of the Stockholder, including exercising rights under the Merger Agreement or (c) be construed to prohibit, limit or restrict any of the Stockholder’s direct or indirect owners or Affiliates, or any of its or their respective officers, directors, designees, managers, representatives or employees, from exercising its fiduciary duties, if any, to the stockholders of the Company under applicable Law.
Section 6.12    Severability.    To the fullest extent permitted by law, any term or provision of this Agreement, or the application thereof, that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is illegal, void, invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any illegal, void, invalid or unenforceable term or provision with a term or provision that is legal, valid and enforceable and that comes closest to expressing the intention of the illegal, void, invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. To the fullest extent permitted by law, in the event such court does not exercise the power granted to it in the prior sentence, the parties hereto shall replace such illegal, void, invalid or unenforceable term or provision with a legal, valid and enforceable term or provision that will achieve, to the extent possible, the original economic, business and other purposes of such illegal, void, invalid or unenforceable term as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
Section 6.13    Expenses.    Except as otherwise expressly provided herein, all costs and expenses incurred in connection with this Agreement and the actions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Integrated Mergers are consummated.
Section 6.14    Successors and Assigns; Third Party Beneficiaries.
(a)   Except in connection with a Permitted Transfer, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto; provided, however, that Parent, Merger Sub and Holdco LLC may transfer or assign their rights and obligations under this Agreement, in whole or in part or from time to time in part, to one or more of their Affiliates to which their rights are assigned pursuant to the terms of the Merger Agreement at any time. Any assignment in violation of the foregoing shall be null and void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.
(b)   This Agreement is not intended to and shall not confer upon any Person (other than the parties hereto) any rights or remedies hereunder.
Section 6.15    Fiduciary Duties.    The Stockholder is entering into this Agreement solely in its capacity as the record or beneficial owner of the Existing Shares and nothing herein is intended to or shall limit or affect any actions taken by any of the Stockholder’s designees serving in his or her capacity as a director of the Company (or a Subsidiary of the Company). The taking of any actions (or failures to act) by the Stockholder’s designees serving as a director of the Company (in such capacity as a director) shall not be deemed to constitute a breach of this Agreement.
[Signature pages follow.]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
STOCKHOLDER
GATES CAPITAL MANAGEMENT, INC.
By:	/s/ Mark Blatter
Name: Mark Blatter
Title: CFO
[Signature Page to Support Agreement]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
COMPANY
NUVERRA ENVIRONMENTAL SOLUTIONS, INC.
By:	/s/ Charles K. Thompson
Name: Charles K. Thompson
Title: Chief Executive Officer
[Signature Page to Support Agreement]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
PARENT PARTIES
SELECT ENERGY SERVICES, INC.
By:	/s/ Adam R. Law
Name: Adam R. Law
Title: Senior Vice President, General Counsel and Corporate Secretary
NAVY MERGER SUB, INC.
By:	/s/ Adam R. Law
Name: Adam R. Law
Title: Senior Vice President, General Counsel and Corporate Secretary
NAVY HOLDCO, LLC
By:	/s/ Adam R. Law
Name: Adam R. Law
Title: Senior Vice President, General Counsel and Corporate Secretary
[Signature Page to Support Agreement]

Exhibit A
Form of Company Written Consent
WRITTEN CONSENT OF
NUVERRA COMMON STOCKHOLDERS
[•], 202[•]
Pursuant to Section 2.1 of that certain Support Agreement, dated as of December 12, 2021, by and among Select Energy Services, Inc., a Delaware corporation (“Parent”), Navy Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Navy Holdco, LLC, a Delaware limited liability company (“Holdco LLC” and, together with Parent and Merger Sub, the “Parent Parties”), Nuverra Environmental Solutions, Inc., a Delaware corporation (the “Company”), and the undersigned stockholder (the “Stockholder”), the undersigned Stockholder hereby provides its written consent to the matters set forth below. The undersigned Stockholder’s shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) will be tabulated and voted on certain proposals as indicated below. The undersigned acknowledges receipt of the consent statement/prospectus, dated [•], which is part of the registration statement on Form S-4 (No. 333-[•]) of Parent, and which more fully describes the proposals below.
The undersigned, acting by written consent in lieu of a meeting pursuant to Article Twelfth of the Company’s Second Amended and Restated Certificate of Incorporation (the “Company Certificate of Incorporation”), hereby consents in writing to the approval and adoption without a meeting of the following proposals and to the taking of each of the actions contemplated thereby with respect to [•] shares of Company Common Stock, constituting all of the Company Common Stock that the undersigned beneficially owns as of the date hereof [and will beneficially own as of the close of business on [•]]:
1.
Approve the Agreement and Plan of Merger, dated as of December [•], 2021 (the “Merger Agreement”), by and among the Company, Parent, Navy Holdings, Inc. (“Navy Holdings”), a Delaware corporation and Navy Merger Sub, Inc., a Delaware corporation (“Navy Merger Sub”), pursuant to which among other things, (a) Navy Merger Sub will be merged with and into the Company and the separate existence of Navy Merger Sub will cease (the “Initial Merger”), (b) following the Initial Merger, the Company will be merged with and into Navy Holdco, LLC, a Delaware limited liability company, and the separate existence of the Company will cease, (c) the Company Certificate of Incorporation will be amended and restated pursuant to an Amended and Restated Certificate of Incorporation of the Company, (d) each share of common stock, par value $0.01 per share, of the Company then outstanding shall be converted into the right to receive a number of shares of Class A common stock of Parent, par value $0.01 per share, equal to the Exchange Ratio (as defined in the Merger Agreement) and (e) Parent will issue the number of shares of Class A common stock of Parent, par value $0.01 per share, pursuant to the Merger Agreement.

2.
Approve, on a non-binding, advisory basis, the compensation that will or may become payable to the Company’s named executive officers in connection with the transactions contemplated by the Merger Agreement.

This written consent shall be effective on the date hereof and thereafter.
IMPORTANT: PLEASE DATE AND SIGN THE WRITTEN CONSENT BELOW.    If held in joint tenancy, all persons must sign. When signing as attorney, trustee, executor, administrator, guardian or corporate officer, please give full title as such. If Company Common Stock is held by a corporation, please sign the full corporate name by president or other authorized officer. If Company Common Stock is held by a partnership or other entity, please sign the full partnership or other entity name by authorized person. Please fill out, date, sign and return this written consent promptly to (i) the Company by mailing it to Nuverra Environmental Solutions, Inc., 11111 Katy Freeway, Suite 1006, Houston, TX 77079, attention Joseph M. Crabb, or by emailing a .pdf copy of your signed written consent to joe.crabb@nuverra.com with a copy to Matthew.Holman@squirepb.com and (ii) Select Energy Services, Inc., by emailing a .pdf copy of your signed written consent to ALaw@selectenergy.com with a copy to SGill@velaw.com.

IF AN INDIVIDUAL:		IF AN ENTITY: (please print or type complete name of entity)
By:	(duly authorized signature)	By:	(duly authorized signature)
Name:	(please print or type full name)	Name:	(please print or type full name)
		Title:	(please print or type full title)
Date:	, [2021]	Date:	, [2021]

ANNEX D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K
(Mark One)
☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020.
OR
☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to
Commission file number 001-38066
Select Energy Services, Inc.
(Exact name of registrant as specified in its charter)
Delaware (State or Other Jurisdiction of Incorporation or Organization)	81-4561945 (I.R.S. Employer Identification No.)
1233 W. Loop South, Suite 1400 Houston, Texas (Address of Principal Executive Offices)	77027 (Zip Code)
Registrant’s telephone number, including area code (713) 235-9500
Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.01 per share	WTTR	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act:
NONE
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐   No ☒
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐   No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒   No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☒   No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large Accelerated Filer	☐	Accelerated Filer	☒
Non-accelerated Filer	☐	Smaller reporting company	☐
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act).
Yes ☐   No ☒
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant computed as of June 30, 2020 (the last business day of the registrant’s most recent completed second fiscal quarter) based on the closing price of the Class A common stock on the New York Stock Exchange was $284.2 million. There were 86,437,630 and 16,221,101 shares of the registrant’s Class A and Class B common stock, respectively, outstanding as of February 22, 2021.
Documents Incorporated by Reference:
Portions of the registrant’s definitive proxy statement for the 2021 annual meeting of stockholders, to be filed no later than 120 days after the end of the fiscal year, are incorporated by reference into Part III of this Annual Report on Form 10-K.

PART I
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
The information in this Annual Report on Form 10-K includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of historical fact, included in this Annual Report regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this Annual Report, the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “preliminary,” “forecast,” and similar expressions or variations are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on our current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading “Risk Factors” included elsewhere in this Annual Report on Form 10-K, as well as those set forth from time to time in our other filings with the Securities and Exchange Commission (the “SEC”). These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.
Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, those summarized below:
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following his inauguration on January 20, 2021, President Biden issued several executive orders and made other announcements which may negatively impact the future production of oil and natural gas in the United States (“U.S.”) and may adversely affect our future operations;

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the severity and duration of world health events, including the novel coronavirus (“COVID-19”) pandemic, which has caused a sharp decline in economic activity in the U.S. and around the world, resulting in lower demand for oil and gas, oversupply and therefore lower oil and gas prices, to which our exploration and production (“E&P”) customers have responded by cutting capital spending, leading to fewer oil and gas well completions and thus reduced demand for our services, all of which has had, and will likely continue to have, a negative impact on our financial results;

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actions taken by the members of the Organization of the Petroleum Exporting Countries (“OPEC”) and Russia (together with OPEC and other allied producing countries, “OPEC+”) with respect to oil production levels and announcements of potential changes in such levels, including the ability of the OPEC+ countries to agree on and comply with announced supply limitations;

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the potential deterioration of our customers’ financial condition, including defaults resulting from actual or potential insolvencies;

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the level of capital spending and access to capital markets by oil and gas companies, including significant recent reductions and potential additional reductions in capital expenditures by oil and gas producers in response to commodity prices and reduced demand;

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operational challenges relating to the COVID-19 pandemic and efforts to mitigate the spread of the virus, including logistical challenges, measures taken to protect the health and well-being of our employees, remote work arrangements, performance of contracts and supply chain disruptions;

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the degree to which consolidation among our customers may affect spending on U.S. drilling and completions in the near-term;

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trends and volatility in oil and gas prices, and our ability to manage through such volatility;

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our customers’ ability to complete and produce new wells;

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the impact of current and future laws, rulings and governmental regulations, including those related to hydraulic fracturing, accessing water, disposing of wastewater, transferring produced water, interstate freshwater transfer, chemicals, carbon pricing, pipeline construction, taxation or emissions, leasing, permitting or drilling on federal lands and various other environmental matters;

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regional impacts to our business, including our key infrastructure assets within the Bakken and the Northern Delaware portion of the Permian Basin;

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capacity constraints on regional oil, natural gas and water gathering, processing and pipeline systems that result in a slowdown or delay in drilling and completion activity, and thus a slowdown or delay in the demand for our services in our core markets;

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regulatory and related policy actions intended by federal, state and/or local governments to reduce fossil fuel use and associated carbon emissions, or to drive the substitution of renewable forms of energy for oil and gas, may over time reduce demand for oil and gas and therefore the demand for our services;

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new or expanded regulations that materially limit our customers’ access to federal and state lands for oil and gas development, thereby reducing demand for our services in the affected areas;

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growing demand for electric vehicles that result in reduced demand for gasoline;

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our ability to retain key management and employees;

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our ability to hire and retain skilled labor;

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our access to capital to fund expansions, acquisitions and our working capital needs and our ability to obtain debt or equity financing on satisfactory terms;

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our health, safety and environmental performance;

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the impact of competition on our operations;

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the degree to which our E&P customers may elect to operate their water-management services in-house rather than source these services from companies like us;

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our level of indebtedness and our ability to comply with covenants contained in our Credit Agreement (as defined herein) or future debt instruments;

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delays or restrictions in obtaining permits by us or our customers;

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constraints in supply or availability of equipment used in our business;

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the impact of advances or changes in well-completion technologies or practices that result in reduced demand for our services, either on a volumetric or time basis;

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changes in global political or economic conditions, generally, and in the markets we serve;

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acts of terrorism, war or political or civil unrest in the United States or elsewhere;

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the ability to source certain raw materials globally from economically advantaged sources;

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accidents, weather, seasonality or other events affecting our business; and

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the other risks identified in this Annual Report on Form 10-K, including, without limitation, those under the headings “Item 1A. Risk Factors,” “Item 1. Business,” “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) and “Item 13. Certain Relationships and Related Transactions, and Director Independence.”

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results. Our future results will depend upon various other risks and uncertainties, including those described elsewhere in this Annual Report. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise. All forward-looking statements attributable to us are qualified in their entirety by this cautionary note.

Risk Factor Summary
Risks Related to Business Operations
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Reductions in capital spending by the oil and gas industry in the U.S., including due to the impacts of the COVID-19 pandemic and reduced prices resulting from the current oversupply of oil, could negatively impact our business.

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The widespread outbreak of any communicable disease, such as COVID-19, could reduce the demand for oil, ultimately reducing demand for our services.

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Continued volatility in oil and/or natural gas prices may adversely affect the demand for our services.

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Our key infrastructure assets in North Dakota and in New Mexico make us vulnerable to risks associated with conducting business in these regions.

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Restrictions on the ability to procure water or changes in sourcing requirements could decrease demand for some of our services.

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Regulatory and societal efforts to reduce fossil fuel use and associated carbon emissions could reduce demand for oil and natural gas, and thereby the demand for our services.

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We have operated at a loss in the past, including in 2020, and there is no assurance of profitability in the future.

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We may be subject to claims for personal injury and property damage.

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We are subject to cybersecurity risks.

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We may be adversely affected by uncertainty in the global financial markets and a worldwide economic downturn.

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Disruptions in the transportation services of trucking companies transporting wastewater.

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A significant increase in fuel prices may adversely affect our transportation costs.

Risks Related to Customers and Suppliers
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Significant price volatility or interruptions in supply of our raw materials for our chemicals business may result in increased costs and negatively impact our financial results.

Risks Related to Compliance with Regulations
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Legislative and regulatory initiatives in the U.S. relating to hydraulic fracturing could result in operating restrictions, delays or cancellations in our customers’ operations, reducing demand for our services.

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Our and our customers’ operations are subject to a number of regulatory risks as a result of climate change initiatives.

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Our chemical products are subject to regulations that tend to become more onerous over time, that could result in increased costs.

Risks Related to Personnel and Related Parties
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Our industry typically experiences a high rate of employee turnover.

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Transactions with related parties present possible conflicts of interest.

Risks Related to Our Capital Structure
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Failure to maintain and enhance an effective system of internal controls could reduce the trading price of our common stock.

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We may incur indebtedness or issue additional equity securities to execute our long-term growth strategy.

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Our Credit Agreement subjects us to various financial and other restrictive covenants.

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Future sales of our equity securities may depress our share price or dilute your ownership.

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Provisions in our governing documents and Delaware law may discourage takeover attempts.

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SES Legacy Holdings, LLC (“Legacy Owner Holdco”) controls a significant percentage of our voting power.

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Our amended and restated certificate of incorporation may limit certain corporate opportunities.

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Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings.

Risks Related to Our Organizational Structure
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We are a holding company and our sole material asset consists of common units (“SES Holdings LLC Units”) in SES Holdings, LLC (“SES Holdings”), which we are dependent upon for distributions and payments.

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We are party to two tax receivable agreements (the “Tax Receivable Agreements”) that require payments for certain tax benefits, and such payment amounts could be significant.

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In certain cases, payments under the Tax Receivable Agreements may be accelerated and/or significantly exceed the actual benefits.

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If SES Holdings were to become a publicly-traded partnership taxable as a corporation for U.S. federal income tax purposes, we could experience tax inefficiencies.

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Legacy Owner Holdco and existing and former owners of outstanding membership interests in SES Holdings prior to the December 2016 private placement of 16,100,000 shares of our Class A-1 common stock at $20.00 per share (the “Select 144A Offering”) and the related reorganization (“Legacy Owners”) may have interests that conflict with the interests of holders of the Class A common stock.

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Our ability to use Rockwater’s U.S. federal net operating loss carryforwards (“NOLs”) may be limited.

General Risks
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We may not be able to finance future growth of our operations or future acquisitions.

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The growth of our business through acquisitions may expose us to various risks.

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Our success depends on key members of our management.

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We may be required to take write-downs of the carrying values of our long-lived assets and finite-lived intangible assets.

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We may be required to take a write-down of the carrying value of goodwill.

ITEM 1.   BUSINESS
Select Energy Services, Inc. and its consolidated subsidiaries (collectively referred to as “Select,” the “Company,” “we,” “us,” or “our”) is a leading provider of comprehensive water-management and chemical solutions to the oil and gas industry in the United States (“U.S.”). We also develop, manufacture and deliver a full suite of chemical products for use in oil and gas well completion and production operations. As a leader in the water solutions industry, we place the utmost importance on safe, environmentally responsible management of oilfield water throughout the lifecycle of a well. Additionally, we believe that responsibly managing water resources through our operations to help conserve and protect the environment in the communities in which we operate is paramount to our continued success.
Within the major shale plays in the U.S., we operate through three primary segments: Water Services, Water Infrastructure and Oilfield Chemicals.
Our Water Services segment, which contributed approximately 53% of our 2020 revenue and 60% of our 2019 revenue, provides the complex services needed to support new oil and gas well completions as well as ongoing production over the life of the well, including water transfer, flowback and well testing, water containment, fluids hauling, water monitoring and water network automation, as well as various on-site rental equipment and accommodation offerings. Through our patented WaterONE™ automation services and our AquaView® software platform, our Water Services segment also provides extensive technology solutions that enable 24/7 monitoring and visibility for our customers into all of their water-related operations, including hydrographic mapping, water volume and quality monitoring, remote pit and tank monitoring, leak detection, asset and fuel tracking and automated-equipment services. We believe these technologies help our customers lower their operating costs, increase safety and reduce the environmental footprint of their operations.
Our Water Infrastructure segment, which contributed approximately 21% of our 2020 revenue and 17% of our 2019 revenue, develops, builds and operates semi-permanent and permanent infrastructure solutions to support both new oil and gas well development as well as ongoing production activity, including water sourcing, recycling and disposal of water as well as the associated logistics. As our customers transition from appraisal to full-field development, our fixed infrastructure offerings can provide economies of scale that help reduce their capital expenditures and lease operating expenses over the life of the field. Water Infrastructure operations provide for both the delivery of and the takeaway and reuse of water enabled by a network of water sources, permanent pipeline infrastructure, semi-permanent pipeline infrastructure, fixed and mobile treatment and recycling facilities, earthen pits and saltwater disposal wells (“SWDs”).
Our Oilfield Chemicals segment, which contributed approximately 26% of our 2020 revenue and 21% of our 2019 revenue, develops, manufactures and provides a full suite of completion and production chemical products, water treatment solutions and services utilized in hydraulic fracturing, stimulation, cementing and related well completion and production processes. Our completion chemicals are sold primarily to leading pressure-pumping service companies and E&P companies in the U.S., to support well stimulation and completion. Our production chemicals are used by oil and gas companies to enhance well performance and reduce production costs throughout the life of a well. Our well chemical services provide customized water treatment and flow assurance solutions across the completion and production lifecycle. Additionally, through our FluidMatch™ solutions, we provide comprehensive testing and analysis of our customer’s application conditions, product chemistry and key performance requirements for oil and gas well completion fluid-system design. This process may include water profiling, application and fluid assessment, treatment assessment, product selection, optimization and customization.
Industry and Company Overview
Over the past two decades, advancements in horizontal drilling and completions technologies have led to a significant and sustained growth in oil and natural gas production in the U.S. Advances in drilling and completion technology have propelled U.S. shale-oil production from about 500,000 barrels per day in 2010 to more than seven million barrels per day currently. While U.S. shale oil production has declined from the peak levels of more than nine million barrels per day seen before the COVID-19 pandemic, U.S. shale oil production has increased as a percentage of total global oil supply in the past year to approximately 8% of total global oil supply. Additionally, U.S. shale gas production has increased from about 15 billion cubic feet per day in 2010 to about 70 billion cubic feet per day currently, or more than 18% of global supply. This growth has dramatically impacted fundamental global supply and demand dynamics and has resulted in a generally balanced to over-supplied market in recent years. While demand for oil and natural gas has increased over the last ten years, demand is cyclical and subject to many factors. Over the course of 2020, the market was significantly impacted by demand declines driven by the economic disruption resulting from the COVID-19 pandemic. Demand for our services is largely influenced by the level of drilling and completion activity by E&P companies, which in turn depends largely on the current and anticipated profitability of developing oil and natural gas reserves. More specifically, demand for most of our services is driven primarily by the number of new well completions and the timing and type of well completions.
Water is essential to the development and completion of unconventional oil and gas wells, where producers rely on hydraulic fracturing to stimulate the production of oil and gas from low permeability subsurface rock formations. The modern hydraulic fracturing process involves the injection of large volumes of water and proppant (typically sand) together with chemicals, under high pressure, through a cased and cemented wellbore into targeted subsurface formations thousands of feet below ground to fracture the surrounding rock. Modern hydraulic fracturing involves complex, engineered, environmentally conscious solutions to produce oil and gas from tight geological formations in a cost effective manner.
The volume of water required to economically produce tight oil and gas reserves in the U.S. has grown dramatically in recent years and water and water-related services now comprise a meaningful portion of our customers’ drilling and completion budgets. For example, in 2010, the completion of a typical horizontal well could require roughly 75,000 barrels of water, but today, current horizontal well completion designs can call for in excess of 500,000 barrels for a single well. Our customers’ current, state-of-the-art multi-well pad development plans can require in excess of five million barrels to complete all of the wells on the pad. Significant mechanical, logistical, environmental and safety issues related to the transfer, blending and subsequent containment of such large volumes of water have increased both the total cost of water and related services and the complexity and importance of the services required. This trend has shifted many of our customers’ operational focus away from traditional small, local water service providers, to larger regional and national players like us, who have the expertise, technology and scale to provide high-quality, reliable, comprehensive and environmentally sound water-management solutions for the full extent of the water lifecycle.
These logistical challenges are typically met through a combination of temporary and permanent solutions utilizing pipe and hose infrastructure, combined with the development of a large-scale portfolio of water rights and impoundments, which significantly reduces the cost and environmental footprint compared to legacy solutions such as tank truck and frac tank operations. For a single representative multi-well pad that requires five million barrels of water, we can utilize our pipe and hose infrastructure solutions and eliminate the rough equivalent of 38,500 tank truck loads from the roads. This significantly reduces the capital expenditure costs for our customers while dramatically improving the safety of our operations, and reduces the environmental impact of our customers’ operations by limiting spills and diesel exhaust emissions, as well as the community impact of heavy vehicle traffic.
We also develop and source completion chemicals that are a key part of the U.S. production growth story. Completion chemicals are blended with water to improve the transport and placement of proppant in targeted zones within the producing formation. The induced fractures near the wellbore allow hydrocarbons to flow into the wellbore for extraction. Our team of chemists and research and development personnel work directly with our customers to support the optimization of their fracturing fluid systems through our FluidMatch™ solutions. Through laboratory and application experience, we apply our expertise in fracturing chemistry to develop, manufacture and supply a wide range of specialized and customizable products to our customers for their fracturing fluid systems.
Further, up to fifty percent of the water pumped into the well during the hydraulic fracturing process returns as “flowback” during the first several weeks following the well completion process, and a large percentage of the remainder, plus pre-existing water in the formation, is recovered as produced water over the life of the well. The total volumes of flowback and produced water are even greater than the volumes used for new well completions — by some estimates, the U.S. oil and gas industry today produces over 20 billion barrels of water per year and this volume is likely to grow. This flowback and produced water must be captured, contained and then either treated and recycled for reuse in subsequent fracturing jobs or disposed of in an environmentally sound manner. We provide services that support the operator’s management of flowback and produced water for either reuse or disposal. Additionally, our customized chemical treatment programs help improve well productivity and reduce production costs, thereby extending the economic life of our customers’ oil and gas wells.
As produced water volumes have significantly grown in recent years, logistical advancements similar to those seen in the delivery of source water volumes for new well completions have been developed for managing these produced water volumes. Increasingly, the transportation of these produced water volumes has shifted away from traditional tank truck operations and onto gathering pipeline infrastructure for disposal or reuse. This significantly reduces the lease operating costs for our customers over the life of a well, while also reducing the environmental impact of our customers’ operations by limiting spills and diesel exhaust emissions and reducing truck traffic in our local communities. We believe the industry will increasingly turn to specialized water solutions companies like us to help cost-effectively manage produced water in an environmentally responsible way.

Recent Developments
COVID-19 Pandemic
The U.S. oil and gas industry has been and continues to be significantly impacted by the COVID-19 pandemic. Beginning during the latter stages of the first quarter of 2020 and through the second quarter of 2020, demand for our services significantly declined, followed by a modest and gradual increase in demand in the second half of 2020, although still significantly below 2019 levels.
The ongoing COVID-19 pandemic and measures taken in response by governments and businesses worldwide to contain its spread, including quarantines, facility closures, travel and logistics restrictions, border controls, and stay-at-home and social distancing orders, have adversely impacted oil and gas prices and ultimately demand for our services. While we have seen a recent increase in oil prices, we cannot predict how long these increases will last or when the negative impacts of the COVID-19 pandemic to demand for new oil and gas production will end.
The degree to which the pandemic impacts our financial condition and results of operations and the global economy depends on developments beyond our control, which are highly uncertain and difficult to predict, including the severity and duration of the pandemic, the extent and effectiveness of containment actions, the availability and application of effective vaccines against COVID-19, effectiveness of government stimulus programs, potential future resurgence of COVID-19 or related strains, how quickly and to what extent normal economic and operating activity can resume, and the severity and duration of the global economic downturn that has resulted from the pandemic. See Item 15, Note 4 — Impairments and Other Costs for additional discussion on the impact of COVID-19 on our operations and financial condition.
Permian Basin Recycling Facility Projects
We were recently awarded two new produced water recycling facility contracts serving key customers in the Permian Basin. Once completed, these state-of-the-art facilities will allow us to leverage our expertise in frac chemistry and fluid optimization to provide customers with a consistent water quality standard for use in completion activities. These investments will bring our total centralized produced water recycling capacity in the Permian Basin to approximately 250,000 barrels of water per day, which is supplemented by our mobile recycling technologies and capabilities that are currently supporting nearly 150,000 barrels per day of active produced water recycling projects.
We have commenced construction on the first facility, a new fixed infrastructure produced water recycling facility project serving the core of the Midland Basin in both Martin and Midland Counties, Texas. The Company expects to invest approximately $5 million in this facility, which should be fully operational by the end of the first quarter of 2021. This project is supported by a long-term contract with a leading, large independent operator in the Midland Basin for the purchase and delivery of recycled produced water. This facility will support the recycling of up to 50,000 barrels of water per day while providing 2 million barrels of recycled water storage capacity. Additional incremental capacity beyond the contracted volumes creates an additional opportunity for growth with the contracted customer, as well as the opportunity to further commercialize the facility to support the needs of other operators in the area.
We are also developing a centralized produced water recycling facility for a major integrated operator in Loving County, Texas in the Delaware Basin. This facility is designed to recycle up to 30,000 barrels of produced water per day and will be supported by 1 million barrels of adjacent recycled water storage capacity. We expect this facility to also be fully operational by the end of the first quarter of 2021. This project supplements the Company’s sizable existing footprint of water storage, distribution and recycling infrastructure in the Delaware Basin.
Human Capital
As of December 31, 2020, we had approximately 2,000 employees and no unionized labor. We believe we have good relations with our employees.
We consider our employees vital to our success and are focused on attracting, developing and retaining the most qualified employees at all levels of our business. In particular, the quality of our customer service depends significantly on employee satisfaction and retention. We strive to create a productive and collaborative work environment for our employees.
To attract talent and meet the needs of our employees, we offer a competitive benefits package for regular, full-time employees including health benefits such as medical, dental and vision, welfare benefits such as life and accident insurance, and a qualified defined contribution plan to all eligible employees. We also provide our employees with resources for professional development including training, feedback and performance reviews from supervisors. Our human capital measures and objectives focus on several areas including, but not limited to, human rights and social responsibility, safety of our employees, employee development and training, and operational execution.
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Human Rights:    Select is committed to conducting business in a manner that respects all human rights. Select is committed to promoting and encouraging respect for people and fundamental freedoms for all without distinctions of any kind such as race, color, sex, language, religion, or political or other opinions. We are committed to partnering with personnel, business parties and other stakeholders directly linked to our operations that share our commitment to these same principles. We demonstrate this commitment in our employment practices, including through our Code of Conduct, our Equal Employment Opportunity Employer Policy, and our Anti-Harassment Policy, as well as through our policies on safety and security for our employees. Select supports diversity and inclusion by regularly reviewing its organizational culture with an eye towards instituting policies, procedures and practices to support such efforts. Additionally, our human resource department tracks and reviews metrics on the sex, age, and ethnicity of our employees to help ensure that current employees and prospective employees are treated fairly. Select provides several ways for individuals to raise concerns anonymously, including the 24-hour Employee Hotline, Whistleblower Hotline and Health Safety Security & Environment (“HSSE”) Hotline, which promotes quick and confidential remediation without fear of retaliation.

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Safety:    Select maintains a culture of safety, which we believe preserves the environment and our relationships with the communities in which we operate. We place a strong emphasis on the safe execution of our operations, including safety training for our employees and the development of a variety of safety programs designed to make us a market leader in safety standards and performance. In addition, our safety recognition program incentivizes employees throughout our organization to focus on conducting operations in accordance with our strict safety standards. Further, we work closely with federal, state, local and tribal governments and community organizations to help ensure that our operations comply with legal requirements and community standards. Lastly, when our employees identify a heightened safety risk, we respond quickly to mitigate the risk through communication, coordination and, if appropriate, a change in policy, procedures and training. We believe that our customers select their operational partners based in part on the quality of their safety and compliance records, and therefore, we will continue to make investments to be a market leader in this area. Select also empowers operational personnel with stop work authority (“SWA”) as a tool for helping ensure safety. Our SWA policy empowers our employees to stop work whenever they identify unsafe work conditions. When SWA is employed, operations cease until the risk is addressed and both the employee and management agree that it is safe to resume work.

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COVID-19:    To protect Select’s workforce during the COVID-19 pandemic, we have taken steps to support our people who are affected by the disease, manage work-from-home scheduling as appropriate, limit on-site visitors, and monitor and consistently communicate with those who are required to be at a work location, while also providing these employees with additional personal protective equipment. We empaneled a COVID-19 task force and created a COVID-19 rules of engagement instructional job aid that provides guidance on facemasks, social distancing, personal hygiene, engineering controls, administrative controls, specific rules for facilities and vehicles and a reporting mechanism.

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Employee Development:    Select encourages managers and supervisors at all levels to have frequent, open and constructive dialogue with their direct reports about job performance and performance improvement. In addition, managers and employees are directed to connect on employee well-being, performance, development and growth opportunities utilizing our informal feedback program in which twice a year, each of our employees answer four simple questions relating to their recent performance in relation to our core values and then have a one-on-one meeting with their direct supervisor to discuss such performance. With these and related practices, we strive for a culture of continuous improvement. During 2020, we had both mid-year and year-end employee performance improvement reviews with a completion rate of 93%, despite challenges related to the COVID-19 pandemic.
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Operational Execution:    It is critical that all Select employees that serve our customers are qualified and trained for their roles, understand our policies and work procedures, and receive the work direction necessary to operate safely. Site managers create daily, weekly and monthly plans for coordination of tasks and personnel. Our employees use standard operating procedures and best practices to standardize effective and consistent execution. Further, we employ a comprehensive mentor program, where more experienced employees provide guidance and instruction to less experienced employees and use videos to train and develop our operational personnel.

Competitive Strengths
We believe our ability to combine and integrate the complexities of our water and chemical-related services through both temporary, job-specific services and longer-term solutions that include investments in infrastructure gives us a competitive advantage and is the foundation of our business. We believe our broad geographic footprint, comprehensive suite of water services, inventory of water sources, advanced technology and semi-permanent and permanent pipeline infrastructure position us to be a leading provider of water solutions in all of the oil and gas plays that we serve. We have well-established field operations in what we believe to be core areas of many of the most active shale plays, basins and regions in the U.S., including the Permian, Bakken, Eagle Ford, Haynesville, Marcellus, Utica, Rockies and Mid-Continent (“MidCon”) regions. Our broad footprint enables us to service the majority of current domestic unconventional drilling and completion activity. We estimate that over 80% of all currently active U.S. onshore horizontal rigs are operating in our primary service areas. We believe that the vast majority of rigs that will be deployed in the near- to medium-term will be situated in these areas. In particular, we have established a strong position in the Permian Basin, which is presently our largest operating region, accounting for approximately 46% of our revenue in 2020 and 47% of our revenue in 2019.
Our Water Services segment focuses on supplying the services and customized, job-specific solutions needed as our customers’ completion activities move from location to location across the geographic footprint of their acreage over time. These services include the transportation, logistics and storage solutions needed to support the delivery of water to the wellsite for new well completions, the flowback and well testing services needed to manage the initial production phases of the well and the logistics services needed to manage the long-term produced water volumes associated with oil and gas production over the life of the well. We believe we are a market leader in providing comprehensive water-related services to the industry and we have dedicated significant resources to developing technology solutions to manage the needs of the increasingly complex needs of our customers across the water lifecycle.
We have invested significantly in our patented WaterONE™ and AquaView® suite of proprietary hardware and software applications for measuring, monitoring and automating our water services throughout the well lifecycle. Our suite of automated solutions include automated water transfer pumps, manifolds, proportioning systems and telemetry meter trailers. WaterONE™ provides true automation to gather, analyze and act on data in real-time — all without human intervention — giving operators the ability to remotely set and maintain or improve the operational control of their frac and produced water-related requirements. When our monitoring systems detect that certain defined thresholds set by our customers are out of desired range, our equipment sends out an alert and then, through dynamic machine learning, takes action to keep operations running safely and smoothly. This can include actions such as raising a pump’s RPM to maintain desired flow rates, adjusting valves in a proportioning system to maintain the desired water quality in real time while blending fresh, brackish, produced or otherwise impaired water sources or shutting down the system and valves completely in the event of a detected failure. In addition to reducing the risk of spills and injuries, our automated operations increase efficiency across the water transfer supply chain, reducing the risk of pressure spikes and increasing associated fuel efficiency, thereby significantly reducing overall fuel emissions. Our automation capabilities provide a safer, more efficient and cost-effective transfer, treatment and containment of produced or other lower quality water sources.

Within our AquaView® monitoring software systems, our solar-powered cellular and satellite-based remote-monitoring telemetry systems give our customers the ability to gain precise and accurate volumetric analyses of water sources and provide real-time data to our customers that is accessible 24/7 via computer, smart phone or tablet. Our Hydrographic Mapping Vessels (“HMVs”) use sonar, satellite, and compass technology to provide precise volumetric analyses of water sources. The HMVs are rapidly deployed, durable enough to handle flowback pits, and can navigate through tight spaces in natural ponds. Additionally, our AquaView® sensors give timely information about acid levels, water quality, temperature and flow rate to assure there is sufficient water at the right quality levels required by our customers and provide alarm notifications to prevent problems during the well completion. We believe that our investments in technology provide a significant competitive advantage for us relative to our smaller, regionally-focused competitors by delivering more reliable, efficient, and environmentally sound solutions, often at a lower overall cost.
Our Water Infrastructure segment develops water sources and the associated semi-permanent and permanent pipeline infrastructure to both meet our customers’ needs for source water for new well completions as well as their requirements for the gathering of flowback and produced water for either recycling for reuse or disposal. We believe that investments in infrastructure that serve multiple customers, when underwritten by longer-term contracts, lowers the cost of development for our customers, while reducing the overall environmental footprint and impact on the local communities. Additionally, the development of water infrastructure networks to serve multiple customers can improve the economics of produced water recycling and therefore reduce the demand for fresh water required in oil and gas operations while also reducing required disposal volumes.
To meet the water demands of our customers, we have secured access to significant volumes of water in key unconventional development areas. Water sources are often difficult to locate, acquire and permit, particularly in the quantities and at the locations needed for multi-well pad development programs. We have secured permits or long-term access rights to more than two billion barrels of water annually from hundreds of sources, including surface, subsurface, municipal and industrial sources, including produced water. We have also invested in significant pipeline infrastructure to support the delivery of water from our water sources, consisting of over 1,300 miles of both above-ground and buried pipeline, including key systems in the Delaware Basin in New Mexico and Texas and the Bakken shale in the Williston Basin in North Dakota. We continue to focus our efforts on the development of non-potable sources as well as the infrastructure and solutions required for the treatment and reuse of produced water. We have developed and maintained extensive relationships with landowners as well as local, state, tribal and federal authorities to ensure that we can sustainably meet both the economic and operational needs of our customers while responding to the concerns of the local communities in which we operate. We believe that our extensive relationships and regulatory expertise will continue to constitute a competitive advantage in identifying and securing additional sources of water in a responsible and sustainable manner.
Water is vital to the health, economic, and social well-being of the communities where we live and work. In support of industry-wide efforts to reduce the demand for fresh water for hydraulic fracturing, we have a dedicated team of specialists focused on developing and deploying innovative water treatment and reuse services for our customers. We strive to fully understand local water issues, and to develop sustainable solutions with a shared commitment to conservation. Working collaboratively with our customers, we are actively building recycling facilities in the Delaware and Midland basins and will continue to focus on recycling opportunities in all of the areas that we operate. Longer term, we believe our focus on commercialized solutions that connect multiple operators to strategic infrastructure that provides for greater use of treated produced water for new well completions will reduce the use of fresh water for hydraulic fracturing. By doing so, we also strive to both reduce the portion of produced water being reinjected into SWD’s over time and to reduce the industry’s need for fresh water.
We believe that greater use of produced water to reduce fresh water consumption will require collaboration with all stakeholders as we together develop water infrastructure networks to meet the needs of multiple operators. In addition to investing in pipelines and related infrastructure, Select offers mechanical and chemical solutions for treatment of produced water, and other non-potable water sources customized for our E&P customers’ complex fracturing fluid systems. We believe our expertise in utilizing chemical technologies in the water reclamation and conditioning process, combined with our chemical expertise in fracturing fluid system design, gives us a competitive advantage. For example, we offer a wide spectrum of bacterial control, aeration, proportioning and recycling technologies to condition source water or reuse flowback and produced water for hydraulic fracturing.
Additionally, we invest in gathering infrastructure to collect produced water, and we operate produced water disposal facilities in major U.S. shale plays with a permitted capacity of approximately 200,000 barrels/day (“bbl/d”) with an additional 850,000 bbl/d of permitted capacity available for development to support the disposal of produced water that cannot be reused for new well completions. This disposal capacity is critical to support reuse capabilities, as it provides an alternative outlet during times when limited completions activity in an area may not support additional water reuse demand.
In short, Select intends to play an important role in the advancement of sustainable water solutions that are designed to align the needs of the oil and gas industry with the sustainability goals of all stakeholders.
On November 1, 2017, the Company completed a merger with Rockwater (the “Rockwater Merger”) and the Oilfield Chemicals segment continues to operate primarily under our subsidiary, Rockwater Energy Solutions, LLC (“Rockwater LLC”). Our Oilfield Chemicals segment develops, manufactures and delivers a full suite of completion chemical products utilized in hydraulic fracturing, stimulation, cementing and related well completion processes. Our Completion Chemicals product lines support the fluid systems utilized primarily in the completion and development of unconventional resources. These products include polymers that create viscosity, crosslinkers, friction reducers, surfactants, buffers, breakers and other chemical technologies, and are provided to leading pressure pumping service companies and E&P operators in the U.S. The use of automated communications systems combined with direct-to-wellsite delivery ensures seamless product availability for our customers, while our chemical expertise enables us to deliver a customized suite of products to meet customers’ technical and economical product needs.
With our wide range of manufactured products and our expertise in fracturing chemistry, we believe we are well positioned to support our customers as fracturing chemistry evolves in the coming years in response to changes in technology and the evolution of frac water fluid systems. In addition to our chemical product offerings, we provide inventory management services, including procurement, warehousing and delivery services as well as a full suite of laboratory technologies and FluidMatch™ consultation services, including water analysis, quality control and assurance, additive compatibility analysis, solids analysis and stimulation recommendations. We have two primary manufacturing facilities in Texas, regional distribution centers and a logistics fleet supporting geographic regions in the Permian, MidCon, Bakken, Eagle Ford, Haynesville and Rockies. We introduced the first in-basin manufacturing facility of emulsion polymers (friction reducers) in our industry, strategically located in the Permian Basin, which provides the advantage of reducing our overall transportation costs of delivering finished goods to our customers within the basin.
Our production chemicals solutions are used by oil and gas companies to enhance well performance and reduce production costs throughout the life of a well. Our complete line of production enhancement and treating chemicals includes demulsification products, clay stabilizers, paraffin treating chemicals, pour point depressants, corrosion inhibitors, scale inhibitors, scale solvents, H2S scavengers, water treating chemicals, and bactericides. Our production enhancement capabilities include both products and problem well analysis and consultation, and custom formulation is available for any treating requirement.
Additionally, through our 2019 acquisition of a well chemical services business (“WCS”), we provide advanced water treatment solutions throughout the water lifecycle, as well as specialized stimulation flow assurance and integrity management, and post-treatment monitoring services. We deliver customized programs using proven chemical technologies and mobile equipment to treat virtually any oilfield water for reuse. Following our treatment applications, fluid samples are analyzed again to ensure the treatment is optimized to reduce overall chemical investment. We provide disinfection treatment with a smaller environmental footprint, lower power costs and manpower needs than alternative solutions. Our expertise allows us to advise our customers on the best economic and operational solutions to manage their water quality and chemical solutions needs across water qualities and fracturing fluid systems.
As mentioned under “— Human Capital” above, we maintain a culture focused on safety. With approximately 2,000 employees and operations spanning the U.S., we believe our commitment to foster a culture of safety and corporate responsibility is essential. Our employee base is made up of dedicated operational and technical professionals, including many with advanced degrees, professional licenses and project development experience, and diverse backgrounds in geology, geography, land management, petroleum, chemical and electrical engineering, computer science, environmental science, geographic information systems and regulatory affairs. In addition, we emphasize preserving the environment and our relationships with the communities in which we operate. We work closely with federal, state, local and tribal governments and community organizations to help ensure that our operations comply with legal requirements and community standards. Further, we believe being a good corporate steward is strategic to our leadership in the oil and gas industry, and will better allow us to develop solutions that both address the needs of our customers and contribute to sustainable business practices. Our solutions significantly decrease the quantity of trucks on the road, thereby reducing fuel use and emissions and limiting the traffic footprint in the communities in which we operate. We believe that our customers will select their service providers based in part on the quality of their safety and compliance records and their ability to support their long-term Environmental, Social and Governance (“ESG”) goals and therefore, we will continue to make investments to be a market leader in these areas.
Description of Business Segments
We offer our services through the following three reportable segments: (i) Water Services, (ii) Water Infrastructure and (iii) Oilfield Chemicals.
Water Services Segment
Our Water Services segment consists of our services businesses, including water transfer, flowback and well testing, fluids hauling, water containment and water network automation, primarily serving E&P companies. Additionally, this segment includes the operations of our accommodations and rentals business.
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Water Transfer.    We believe we are the largest provider of water transfer services to the industry. Our Water Transfer service line installs temporary above-ground pipeline systems that can be equipped with full automation to deliver water autonomously at high volumes and rates from a water source to water containment facilities (tanks and pits), or directly to the well. Our assets include more than 1,300 miles of layflat hose and temporary pipe and more than 1,000 high-rate water-transfer pumps and related equipment.

We install layflat hose as part of a flexible water transfer solution that can be customized to fit a specific project. Our layflat hose allows for quick, cost-effective deployment and removal of transfer assets with limited environmental disturbance and can be quickly redeployed for new projects, including projects in different geographic regions. Layflat hose has a significantly lower risk of spills than most other types of temporary jointed pipe as a result of the strength and durability of the hose as well as the secure nature of any coupling joints used to connect multiple sections of hose. Our layflat hose consists primarily of 10-inch and 12-inch diameter segments. Depending on the requirements of a project, layflat hose may run from a water source directly to a containment area, such as an above-ground pit or storage tank, or to a wellsite. Water can also be transferred from one containment area to another as part of managing a larger supply network. Our customers generally prefer layflat hose to alternative temporary piping options due to the cost-effectiveness, limited environmental impact, customizability and reduced risk of spills.
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Water Network Automation.    Our proprietary and industry leading automation technologies provide integrated water transfer solutions with automated pump operation, automated valve control, automated blending and proportioning capabilities, automated manifolds, level monitoring and data collection with analytics. We are able to provide our customers with increased visibility into their water inventories and usage, improving their efficiency and decreasing their costs. Our technology also provides us with the unique ability to detect potential issues and prevent them from occurring, as well as to reduce manpower and equipment on certain jobs, in turn mitigating safety and environmental risks while reducing overall fuel emissions.

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Flowback and Well Testing.    Our flowback and well testing services add value for our customers by providing well productivity data associated with our services, which include fracturing support, fracturing plug drill out, flaring operations, ventless flowback operations, sand management and production testing. We believe we are one of the largest providers of flowback and well testing services to the U.S. land industry and we are a seasoned operator within Environmental Protection Agency (“EPA”) emissions regulations, offering green completions through our mobile production facilities and electronic iron certifications through our proprietary Radio Frequency Identification System (“RFID”) system. Our green completions services utilize specialized, closed-loop tank ventilation combustion units that prevent the release of methane and vapors into the air during operations. This process safely contains and combusts flare gas, reducing the amount of emissions at the wellsite, going well beyond current EPA emissions regulations. These services require highly-trained personnel that specialize in our cutting-edge technologies and equipment.
To support these specialized services, our in-house, state-of-the-art well testing training facility provides hands-on, field-simulated stimulation training with our equipment in a controlled environment, reducing the potential for training errors and related safety incidents. Our specialized well testing equipment is outfitted with pressure transducers, Coriolis meters, and guided wave radars for efficient and accurate testing. Using our online reporting system, our customers can view real-time data for well pressures, differentials, and fluid levels. This allows for immediate changes to be made during production, better optimizing oil and gas production, reducing oil and gas reservoir damage and enabling operators to quantify oil and gas reserves more effectively. Our traditional well testing and hydraulic equipment is also deployable in an extensive range of operational conditions: high and low temperature, high and low pressure, high hydrogen sulfide concentration, and high volume.
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Water Containment.    We believe we are the largest provider of high-capacity aboveground water storage tanks (“ASTs”) in the U.S. We offer ASTs ranging in size from 4,500 to 60,000 barrels per tank, with remote monitoring capability in every major U.S. basin. Our ASTs provide a low-cost containment alternative to fracturing tanks. ASTs can be set up as part of our Water Treatment and Recycling service offerings, which can be bundled with our Water Transfer services. A 40,000 barrel AST can be delivered by three trucks and installed in one day, replacing the equivalent of eighty 500-barrel fracturing tanks and the associated truck traffic and emissions from the transportation of those fracturing tanks. Our modular tank design allows for twenty different tank configurations to meet each customer’s individual needs. We can also offer nested tanks for complete secondary containment.

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Fluids Hauling.    Our Fluids Hauling group operates as Tidal Logistics Inc. (“Tidal Logistics”), our subsidiary. This business transports and stores water and various drilling, completion, and production fluids, utilizing our fleet of vacuum, winch and hydrovac trucks and related assets, such as fracturing tanks. Currently, we own and lease approximately 200 tractor trailers and body load trucks with operations across the Permian, MidCon, Eagle Ford, Haynesville, and Rockies regions.

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Water Monitoring.    Our Water Monitoring services support the full scope of our Water Services offerings and include hydrographic mapping services, remote pit and tank monitoring, generator monitoring, leak detection and automation-equipment monitoring services, including transfer pumps, manifolds, blending and proportioning systems and telemetry meter trailers. These services securely track water assets and measure information such as flow rates, temperature, pressure and water qualities such as acidity and salinity, providing real-time data through our customized portals and alert systems which are accessible 24/7 via computer, smart phone or tablet.

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Accommodations and Rentals.    Our accommodations and rentals service line, operating under our subsidiary, Peak Oilfield Services, LLC, provides workforce accommodations and surface rental equipment supporting drilling, completion and production operations in the U.S. onshore oil and gas industry. The services provided include fully furnished office and living quarters, freshwater supply and wastewater removal, portable power generation and light plants, internet, phone, intercom, surveillance and monitoring services and other long-term rentals supporting field personnel.

Water Services Geographic Areas of Operation
We provide our Water Services offerings in most of the major unconventional shale plays in the continental U.S., as illustrated by a “✓” in the chart below.
Geographic Region
Services Provided	Permian	MidCon	Bakken	Eagle Ford	Marcellus / Utica	Haynesville	Rockies
Water Transfer	✓	✓	✓	✓	✓	✓	✓
Flowback and Well Testing	✓	✓	—	✓	✓	✓	✓
Water Containment	✓	✓	✓	✓	✓	✓	✓
Fluids Hauling	✓	✓	—	✓	—	✓	✓
Water Monitoring	✓	✓	✓	✓	✓	✓	✓
Accommodations and Rentals	✓	✓	—	✓	✓	✓	✓
Water Services Customers
Our Water Services customers primarily include major integrated and independent U.S. and international oil and gas producers.
Water Services Competition
Our industry is highly competitive. Our customers typically award contracts after a competitive bidding process. Operational track record, the skill and competency of our people, pricing, safety, technology and environmental performance are key factors in the bid evaluation. Equipment availability, location, service breadth and technical specifications can also be significant considerations.
Certain large domestic and international oilfield services companies offer some water-oriented and environmental services, though these are generally ancillary to their core businesses. As a result, the water solutions industry is highly fragmented and our main competitors are typically smaller and often private service providers that focus on water solutions and logistical services across a narrow geographic area or service offering. We seek to differentiate ourselves from our competitors by delivering comprehensive, high-quality services and equipment, coupled with well-trained people and a commitment to superior execution and a safe working environment.
Water Infrastructure Segment
Our Water Infrastructure segment is operated primarily under our subsidiary, Select Energy Services, LLC (“Select LLC”), and provides water sourcing, recycling, gathering, transferring and disposal of water. Water Infrastructure operations are provided through or enabled by a network of permanent pipeline infrastructure, semi-permanent pipeline infrastructure, earthen pits, water sources and SWDs.
Water Infrastructure Service Lines
Our Water Infrastructure segment is divided into the following service lines:
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Water Sourcing.    Our Water Sourcing service line provides water, permitting and, in some instances, necessary logistics required by our E&P customers to support their drilling and completion operations. Our sourcing efforts include identifying, developing and obtaining the right to use water from a variety of sources, including surface, subsurface, industrial, municipal and produced water. Through a portfolio of contracts with and permits from regulatory bodies, corporations and individual landowners, we have secured rights in excess of two billion barrels of water annually from hundreds of strategically-located sources.

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Water Treatment & Recycling.    Our Water Treatment & Recycling business provides tailored solutions to fit specific customer water quality and delivery needs. We utilize both standard and proprietary processes and technology, including mechanical and chemical technologies, that provide high-quality, large volume throughput and cost-optimized solutions for our E&P customers. These solutions are largely designed for the recycling and reuse of flowback and produced water to meet a customer’s well completion water needs. We provide our customers with high-quality completion water volumes while reducing the need to source fresh water as well as reducing the need for disposal into SWDs. Our recycling operations consist of temporary, semi-permanent and permanent infrastructure, including above-ground and in-ground containment along with treatment processing assets and facilities, capable of recycling large volumes of produced water for reuse in the hydraulic fracturing process.
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Pipelines & Logistics.    We have developed some of our larger, strategic water sources into comprehensive, permanent pipeline systems designed to provide water used for drilling, completion and production activity across a wide geography. In many instances, we also provide the associated logistics needed to deliver the water directly to our customers’ wellsites. We have developed pipeline systems in the Northern Delaware Basin of the Permian Basin in Texas and New Mexico, the Bakken in North Dakota and the Haynesville in northern Louisiana.

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Permian:    We have significant Permian Basin infrastructure, primarily in the Northern Delaware Basin in New Mexico, but also in the Southern Delaware Basin and the Midland Basin in Texas. The acquisition in March 2017 of Gregory Rockhouse Ranch, Inc. (the “GRR Acquisition”) and certain other affiliated entities and assets (collectively, the “GRR Entities”), added a vast array of brackish and effluent water sources and significant water transport infrastructure, including over 1,000 miles of temporary and permanent pipeline infrastructure and related storage facilities and pumps, all located in the Northern Delaware Basin portion of the Permian Basin. In 2019, we expanded our Northern Delaware Basin water infrastructure with the construction of a large diameter, 40-mile pipeline system that delivers drilling and completion water required by our customers in New Mexico’s Lea and Eddy Counties, as well as provides the ability to transport produced water resulting from oil and gas production to recycling facilities or to disposal wells. This new system expansion is supported by a five-year take-or-pay contract with a major international integrated oil company for the purchase and delivery of 75 million barrels of water in total beginning in December 2019.

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Bakken:    We have three permits that enable us to withdraw up to 192 million barrels of water annually from the Missouri River and Lake Sakakawea in North Dakota. Water access cannot be easily replicated on Lake Sakakawea today as there are multiple environmental and regulatory conditions that must be met before an industrial water intake location can be built. New permits will also not be granted within 25 miles of an intake location associated with an existing permit. We have three of the five existing permits off Lake Sakakawea. To develop these water rights, we constructed, own and operate two large diameter pipeline systems that provide drilling and completion water to support oil and gas activity in McKenzie County, North Dakota. These two systems consist of pump stations and approximately 88 miles of underground pipe, of which we own 38 miles and have contractual rights to access the remaining 50 miles. We are evaluating the development of a third pipeline system that would serve Williams County and western Mountrail County. The development of the third permit would allow us to better utilize our full annual allotment of water across the three pipeline systems.

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Fluid Disposal.    We currently operate eight SWDs with total daily maximum permitted disposal capacity of approximately 200,000 bpd. Our active SWDs are located in the Eagle Ford (4), Permian (1), Haynesville (1), MidCon (1) and Rockies (1) regions. Additionally, we have over 850,000 bpd of additional permitted, undeveloped disposal capacity as well as a significant backlog of pending permits. We dispose of both flowback water produced from hydraulic fracturing operations as well as naturally-occurring produced water that is extracted during the oil and natural gas production process. Volumes are transported to our SWDs for disposal by means of both owned and third-party gathering pipelines, as well as through owned and third-party fluid-hauling trucks.
Water Infrastructure Geographic Areas of Operation
We provide our Water Infrastructure offerings in most of the major unconventional shale plays in the continental U.S., as illustrated by a “✓” in the chart below.
Geographic Region
Services Provided	Permian	MidCon	Bakken	Eagle Ford	Marcellus / Utica	Haynesville	Rockies
Water Sourcing	✓	✓	✓	✓	✓	✓	✓
Pipelines Systems & Associated Logistics	✓	—	✓	—	—	✓	—
Fluid Disposal	✓	✓	—	✓	—	✓	✓
Water Infrastructure Customers
Our Water Infrastructure customers primarily include major integrated and independent U.S. and international oil and gas producers.
Water Infrastructure Competition
Our industry is highly competitive. Our customers typically award contracts after a competitive bidding process. Track record, the skill and competency of our people, pricing, safety and environmental performance and location and are key factors in the bid evaluation. Equipment availability, location, and technical specifications can also be significant considerations. While a significant portion of our work is awarded on a short term basis, we have a successful track record of utilizing our infrastructure to obtain various long term contracts such as areas-of-mutual-interest, acreage dedications, well bore dedications and take-or-pay agreements.
Certain large midstream companies offer some water-oriented and infrastructure services, though these are generally ancillary to their core businesses of gathering and transporting oil and gas volumes. Additionally, certain of our customers have invested in water infrastructure for their own operations. As a result, the water infrastructure competitive landscape is highly fragmented and our main competitors, aside from oil and gas companies, are typically private water midstream companies and smaller water service providers that focus on a more limited geographic area or service offering. We seek to differentiate ourselves from our competitors through our expansive scale and by delivering high-quality solutions, coupled with extensive regulatory expertise, well-trained people and a commitment to superior execution and a safe working environment. Additionally, we believe our ability to couple our water infrastructure with our water services and oilfield chemicals expertise provides an advantage relative to our competition.
Oilfield Chemicals Segment
Our Oilfield Chemicals segment is operated primarily under our subsidiary, Rockwater LLC. We develop, manufacture and provide a full suite of completion and production chemical products utilized in hydraulic fracturing, stimulation, cementing and related well completion processes. We sell completion chemicals primarily to leading pressure-pumping service companies and E&P operators in the U.S. Our production chemicals are used by oil and gas companies to enhance well performance and reduce production costs throughout the life of a well. Our well chemical services service line provides customized water treatment and flow assurance solutions to our customers.
Oilfield Chemicals Service Lines
Our Oilfield Chemicals segment is divided into the following services lines:
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Completion Chemicals.    Through our Completion Chemicals service line we develop, manufacture and provide a full suite of chemicals utilized in hydraulic fracturing, stimulation and cementing, including polymers that create viscosity, crosslinkers, friction reducers, surfactants, buffers, breakers and other chemical technologies. Our product lines support the three major types of well completions used in shale oil and gas development today (cross-linked gel frac, linear fracs and slickwater fracs). We can provide 24/7/365 time-critical logistical support to our customers. Our warehousing and service includes inventory management with computerized tracking and monthly reporting. We use automated communications systems combined with direct-to-wellsite delivery to ensure seamless product availability for our customers. With our expertise in fracturing chemistry, we can develop customized products to meet customers’ frac-fluid system requirements. We have one primary manufacturing facility in the Permian Basin of Texas, four regional distribution centers, approximately 35 heavy chemical transport trucks and approximately 221 on-site storage and transport trailers.
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Production Chemicals.    Through our Production Chemicals service line, we help our customers analyze well performance issues and develop engineered chemical solutions to enhance production and well performance and reduce production costs. We have one primary manufacturing facility in the Permian Basin in Texas. We serve the Permian, Eagle Ford, MidCon and Rockies markets and we offer analytical services as well as lab and field support through 15 field locations. Our products include production-enhancing chemicals, ancillary oilfield services, including corrosion and scale monitoring, chemical inventory management, well failure analysis, and lab services. In the Permian, our centrally located lab provides complete water and bacteria analysis through the well lifecycle beginning with fracturing water through the production cycle. Our strategy is to provide basin-specific production chemicals solutions that lower our customers’ costs and increase their production. Our products help our customers mitigate scaling, corrosion, hydrogen sulfide and paraffin build-up problems. This service line allows us to help our customers manage well performance and costs over the lifecycle of a well. We believe our Production Chemicals service line complements our Water Services and Water Infrastructure segments by expanding our relationships with key customers and pulling through other services. Our Production Chemicals business works closely with our Completions Chemicals service line, for example, when advising customers on the fluid systems best suited for a particular well when it transitions from completion to production.

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Well Chemical Services.    Through our Well Chemical Services service line, we provide advanced water treatment solutions throughout the water lifecycle, as well as specialized stimulation flow assurance and integrity management, and post-treatment monitoring services in the U.S. land market. Our chemical experts provide pre-treatment water sampling, analysis and testing to determine a water’s chemistry, then design the most effective fracturing fluid system. The WCS team delivers customized programs using proven chemical technologies and mobile equipment to treat virtually any oilfield water for reuse. Following our treatment applications, fluid samples are analyzed again to ensure the treatment is optimized to reduce overall chemical investment. WCS provides disinfection treatment based on proven chlorine dioxide (ClO2) technology, with a smaller environmental footprint, lower power costs and manpower needs than alternative solutions. This service neutralizes microorganisms, hydrogen sulfide (H2S), iron sulfide, phenols, mercaptans, and polymers in the surface water. Our highly mobile solids removal units offer a flexible, economic solution compared to permanently installed equipment, which may not be ideal for every application. These units, which can treat up to 10,000 barrels of water per day, are simple to set up, have low energy consumption rates, and have a small operating footprint, making them suitable for nearly any wellsite. WCS provides optimized flow assurance solutions through patented solid inhibitors, which prevent downhole deposition and tubular damage while increasing production and decreasing non-productive time. These products inhibit scale, paraffin, asphaltenes, iron sulfide and salt while also counteracting bacteria and corrosion. Our WCS team works closely with both our Completions Chemicals and Production Chemicals service lines as well as our water treatment and recycling teams within our Water Services and Water Infrastructure segments to advise our customers on the best economic and operational solutions to manage their water quality and chemical solutions needs.

Oilfield Chemicals Geographic Areas of Operation
We provide Oilfield Chemicals services in most of the major unconventional shale plays in the continental U.S. In the chart below, a “✓” indicates that we offer the service line in the indicated geographic region.

Geographic Region
Services Provided	Permian	MidCon	Bakken	Eagle Ford	Haynesville	Rockies
Completion Chemicals	✓	✓	✓	✓	✓	✓
Production Chemicals	✓	✓	—	✓	✓	—
Well Chemical Services	✓	✓	✓	✓	—	✓
Oilfield Chemicals Customers
Our Oilfield Chemicals customers primarily include pressure pumpers, along with major integrated and independent U.S. and international oil and gas producers.
Oilfield Chemicals Competition
The Oilfield Chemicals business is highly competitive. Our competitors include both large manufacturers and companies that are pure distributors of commodities and specialty chemicals. We believe that the principal competitive factors in the markets we serve are technical expertise, manufacturing capacity, workforce competency, efficiency, safety record, reputation, experience and price. Additionally, projects are often awarded on a bid basis, which tends to create a highly competitive environment. We seek to differentiate ourselves from our competitors by delivering high-quality services and solutions, coupled with superior execution and operating efficiency in a safe working environment. Additionally, many of our competitors focus on serving multiple industries outside of oil and gas, and therefore we believe our dedicated focus on the oil and gas industry and in-basin manufacturing capabilities provides a competitive advantage. We also believe our expertise in water management provides a competitive advantage that allows us to assess and optimize our chemical solutions in a unique manner.
Significant Customers
There were no customers that accounted for 10% or more of our consolidated revenues for the year ended December 31, 2020.
Sales and Marketing
We direct our sales activities through a network of sales representatives and business development personnel, which allows us to support our customers at both the corporate and field level. Our sales representatives work closely with local operations managers to target potential opportunities through strategic focus and regular customer interaction. We track the drilling and completion activities of our current and potential new customers. Our operations managers meet with our sales team several times a week, and monitor sales activity via daily reporting. To support our sales strategy, we have developed a proprietary database that integrates market information such as current rig, fracturing crew and permit activity and the location of our strategic water sources.
Our marketing activities are performed by an internal marketing group with input from key executives. We intend to build and maintain a well-recognized brand in the oil and gas industry through multiple media outlets including our website, blog and social media accounts, radio, print and billboard advertisements, and various industry-specific conferences, publications and lectures.
Environmental and Occupational Safety and Health Matters
Our water-related operations in support of oil and gas exploration, development and production activities pursued by our customers are subject to stringent and comprehensive federal, state, provincial and local laws and regulations in the U.S. governing occupational safety and health, the discharge of materials into the environment and environmental protection. Numerous governmental entities, including the EPA, the U.S. Occupational Safety and Health Administration (“OSHA”) and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them, often requiring difficult and costly actions. These laws and regulations may, among other things (i) require the acquisition of permits to take fresh water from surface water and groundwater, construct pipelines or containment facilities, drill wells and other regulated activities; (ii) restrict the types, quantities and concentration of various substances that can be released into the environment or injected into non-producing belowground formations; (iii) limit or prohibit our operations on certain lands lying within wilderness, wetlands and other protected areas; (iv) require remedial measures to mitigate pollution from former and ongoing operations; (v) impose specific safety and health criteria addressing worker protection; and (vi) impose substantial liabilities for pollution resulting from our operations. Any failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil and criminal penalties, the imposition of investigatory, remedial or corrective action obligations or the incurrence of capital expenditures; the occurrence of restrictions, delays or cancellations in the permitting, performance or expansion of projects; and the issuance of orders enjoining performance of some or all of our operations in a particular area.
Our business activities present risks of incurring significant environmental costs and liabilities, including costs and liabilities resulting from our handling of oilfield and other wastes, because of air emissions and wastewater discharges related to our operations, and due to historical oilfield industry operations and waste disposal practices. Our businesses include the operation of oilfield waste disposal injection wells that pose risks of environmental liability, including leakage from the wells to surface or subsurface soils, surface water or groundwater. In addition, private parties, including the owners of properties upon which we perform services and facilities where our wastes are taken for reclamation or disposal, also may have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property or natural resource damages. Some environmental laws and regulations may impose strict liability, which means that in some situations we could be exposed to liability as a result of our conduct that was lawful at the time it occurred or the conduct of, or conditions caused by, prior operators or other third parties. Remedial costs and other damages arising as a result of environmental laws and costs associated with changes in environmental laws and regulations could be substantial and could have a material adverse effect on our liquidity, results of operations and financial condition.
The trend in U.S. environmental regulation, which regulation is expected to be bolstered by the recent change in presidential administration, is typically to place more restrictions and limitations on activities that may affect the environment, and thus any new laws and regulations, amendment of existing laws and regulations, reinterpretation of legal requirements or increased governmental enforcement that result in more stringent and costly construction, completion or water-management activities, or waste handling, storage transport, disposal, or remediation requirements could have a material adverse effect on our financial position and results of operations. We may be unable to pass on such increased compliance costs to our customers. Moreover, accidental releases or spills may occur in the course of our operations, and we cannot assure you that we will not incur significant costs and liabilities as a result of such releases or spills, including any third-party claims for damage to property, natural resources or persons. Historically, our environmental compliance costs in the U.S. have not had a material adverse effect on our results of operations; however, there can be no assurance that such costs will not be material in the future or that such future compliance will not have a material adverse effect on our business and operational results. Our customers may also incur increased costs or restrictions, delays or cancellations in permitting or operating activities as a result of more stringent environmental laws and regulations, which may result in a curtailment of exploration, development or production activities that would reduce the demand for our services.
The following is a summary of the more significant existing environmental and occupational safety and health laws in the U.S., as amended from time to time, to which our operations are subject and for which compliance may have a material adverse impact on our capital expenditures, results of operations or financial position.
Hazardous substances and wastes.    The federal Resource Conservation and Recovery Act (“RCRA”), and comparable state statutes regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. Pursuant to rules issued by the EPA, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. Drilling fluids, produced waters, and most of the other wastes associated with the exploration, development, and production of oil or gas, if properly handled, are currently exempt from regulation as hazardous waste under RCRA, and instead are regulated under RCRA’s less stringent non-hazardous waste provisions, state laws or other federal laws. However, it is possible that certain oil and gas drilling and production wastes now classified as non-hazardous could be classified as hazardous wastes in the future. Any loss of the RCRA exclusion for drilling fluids, produced waters and related wastes could result in an increase in our and our oil and gas producing customers’ costs to manage and dispose of generated wastes, which could have a material adverse effect on our and our customers’ results of operations and financial position. In the course of our operations, we generate some amounts of ordinary industrial wastes, such as paint wastes, waste solvents and waste oils that may be regulated as hazardous wastes.
Wastes containing naturally occurring radioactive materials (“NORM”) may also be generated in connection with our operations. Certain processes used to produce oil and gas may enhance the radioactivity of NORM, which may be present in oilfield wastes. NORM is subject primarily to individual state radiation control regulations. In addition, NORM handling and management activities are governed by regulations promulgated by the OSHA. These state and OSHA regulations impose certain requirements concerning worker protection, the treatment, storage and disposal of NORM waste, the management of waste piles, containers and tanks containing NORM, as well as restrictions on the uses of land with NORM contamination.
The federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), also known as the Superfund law, and comparable state laws impose liability, without regard to fault or legality of conduct, on classes of persons considered to be responsible for the release of a “hazardous substance” into the environment. These persons include the current and past owner or operator of the site where the hazardous substance release occurred and anyone who disposed or arranged for the disposal of a hazardous substance released at the site. Under CERCLA, such persons may be subject to joint and several, strict liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. In addition, neighboring landowners and other third parties may file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. We generate materials in the course of our operations that may be regulated as hazardous substances.
We currently own, lease, or operate numerous properties that have been used for activities supporting oil and gas exploration, development and production for a number of years. Although we believe that we have utilized operating and waste disposal practices that were standard in the industry at the time, hazardous substances, wastes, or petroleum hydrocarbons may have been released on, under or from the properties owned or leased by us, or on, under or from other locations, including off-site locations, where we conduct services for our customers or where such substances have been taken for treatment or disposal. In addition, some of our properties have been operated by third parties or by previous owners or operators whose treatment and disposal of hazardous substances, wastes, or petroleum hydrocarbons was not under our control. These properties and the substances disposed or released on, under or from them may be subject to CERCLA, RCRA and analogous state laws. Under such laws, we could be required to undertake response actions or corrective measures, which could include removal of previously disposed substances and wastes, cleanup of contaminated property or performance of remedial operations to prevent future contamination, the costs of which could be material.
Water discharges and use.    The Federal Water Pollution Control Act, also known as the Clean Water Act (“CWA”), and analogous state laws, impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and hazardous substances, into state waters and waters of the U.S. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. Spill prevention, control and countermeasure plan requirements imposed under the CWA require appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a petroleum hydrocarbon tank spill, rupture or leak. In addition, the CWA and analogous state laws require individual permits or coverage under general permits for discharges of stormwater runoff from certain types of facilities.
The CWA also prohibits the discharge of dredge and fill material in regulated waters, including wetlands, unless authorized by permit. In 2015, the EPA and the U.S. Army Corps of Engineers (the “Corps”) under the Obama Administration published a final rule that would significantly expand the scope of the CWA’s jurisdiction over waters of the U.S. However, the EPA and the Corps under the Trump

Administration issued a final rule, made effective in December 2019, that repealed the 2015 rule and they also published a final rule in April 2020 re-defining the term “waters of the United States” as applied under the Clean Water Act and narrowing the scope of waters subject to federal regulation. The April 2020 final rule is subject to various pending legal challenges; moreover, there is an expectation that the Biden Administration will review and may reconsider this April 2020 final rule. If the EPA and the Corps under the Biden Administration revises the April 2020 final rule in a manner similar to or more stringent than the original 2015 final rule, or if any challenge to the April 2020 final rule is successful, the scope of the CWA’s jurisdiction in areas where we or our customers conduct operations could again be expanded. Any such developments could delay, restrict or halt permitting or development of projects, result in longer permitting timelines, or increased compliance expenditures or mitigation costs for our and our oil and natural gas customers’ operations. These results may consequently reduce the rate of production of natural gas or crude oil from operators with whom we have a business relationship and, in turn, have a material adverse effect on our business, results of operations and cash flows. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the CWA and analogous state laws and regulations.
The Oil Pollution Act of 1990 (“OPA”) amends the CWA and sets minimum standards for prevention, containment and cleanup of oil spills in waters of the U.S. The OPA applies to vessels, offshore facilities, and onshore facilities, including E&P facilities that may affect waters of the U.S. Under OPA, responsible parties including owners and operators of onshore facilities may be held strictly liable for oil cleanup costs and natural resource damages as well as a variety of public and private damages that may result from oil spills. The OPA also currently limits the liability of a responsible party for economic damages, excluding all oil spill response costs, to $137.7 million; although this limit does not apply if the spill was caused by gross negligence or willful misconduct, resulted from violation of a federal safety, construction or operating regulation, or if the party failed to report a spill or cooperate fully in the cleanup. The OPA also requires owners or operators of certain onshore facilities to prepare Facility Response Plans for responding to a worst-case discharge of oil into waters of the U.S.
Saltwater disposal wells and induced seismicity.    Saltwater disposal via underground injection is regulated pursuant to the Underground Injection Control (“UIC”) program established under the federal Safe Drinking Water Act (the “SDWA”) and analogous state and local laws and regulations. The UIC program includes requirements for permitting, testing, monitoring, recordkeeping and reporting of injection well activities, as well as a prohibition against the migration of fluid containing any contaminant into underground sources of drinking water. State regulations require a permit from the applicable regulatory agencies to operate underground injection wells. Although we monitor the injection process of our wells, any leakage from the subsurface portions of the injection wells could cause degradation of fresh groundwater resources, potentially resulting in suspension of our UIC permit, issuance of fines and penalties from governmental agencies, incurrence of expenditures for remediation of the affected resource and imposition of liability by third-parties claiming damages for alternative water supplies, property and personal injuries. A change in UIC disposal well regulations or the inability to obtain permits for new disposal wells in the future may affect our ability to dispose of produced waters and other substances, which could affect our business.
Furthermore, in response to seismic events in the past several years near underground disposal wells used for the disposal by injection of produced water resulting from oil and gas activities, federal and some state agencies are investigating whether such wells have caused increased seismic activity, and some states have restricted, suspended or shut down the use of such disposal wells. Developing research suggests that the link between seismic activity and wastewater disposal may vary by region and that only a very small fraction of the tens of thousands of injection wells have been suspected to be, or have been, the likely cause of induced seismicity. In 2016, the U.S. Geological Survey identified six states with the most significant hazards from induced seismicity, including Oklahoma, Kansas, Texas, Colorado, New Mexico and Arkansas.
In response to these concerns, regulators in some states have imposed, or are considering imposing, additional requirements in the permitting of produced water disposal wells or otherwise to assess any relationship between seismicity and the use of such wells. For example, Oklahoma has issued rules for wastewater disposal wells that imposed certain permitting and operating restrictions and reporting requirements on disposal wells in proximity to faults and also, from time to time, has developed and implemented plans directing certain wells where seismic incidents have occurred to restrict or suspend disposal well operations. In particular, the Oklahoma Corporation Commission released well completions seismicity guidelines in late 2016 for operators in the SCOOP and STACK that call for hydraulic fracturing operations to be suspended following earthquakes of certain magnitudes in the vicinity. The Texas Railroad Commission adopted similar rules in Texas. In addition, the Oklahoma Corporation Commission’s Oil and Gas Conservation Division has, from time to time, issued orders limiting future increases in the volume of oil and gas wastewater injected below ground into the Arbuckle formation in an effort to reduce the number of earthquakes in the state. An additional consequence of this seismic activity is lawsuits alleging that disposal well operations have caused damage to neighboring properties or otherwise violated state and federal rules regulating waste disposal. The adoption and implementation of any new laws, regulations or directives that restrict our ability to dispose of wastewater gathered from our customers by limiting volumes, disposal rates, disposal well locations or otherwise, or requiring us to shut down disposal wells, could have a material adverse effect on our business, financial condition, and results of operations.
Hydraulic fracturing activities.    Hydraulic fracturing involves the injection of water, sand or other proppants and chemical additives under pressure into targeted geological formations to fracture the surrounding rock and stimulate production. Hydraulic fracturing is an important and common practice that is typically regulated by state oil and natural gas commissions or similar agencies. However, the practice continues to be controversial in certain parts of the country, resulting in increased scrutiny and regulation of the hydraulic fracturing process, including by federal agencies that have asserted regulatory authority or pursued investigations over certain aspects of the hydraulic fracturing process. For example, the EPA has asserted regulatory authority pursuant to the SDWA UIC program over hydraulic fracturing activities involving the use of diesel and issued guidance covering such activities, as well as published an Advanced Notice of Proposed Rulemaking regarding Toxic Substances Control Act (“TSCA”) reporting of the chemical substances and mixtures used in hydraulic fracturing.
Additionally, the EPA published an effluent limit guideline final rule prohibiting the discharge of wastewater from onshore unconventional oil and gas extraction facilities to publicly owned wastewater treatment plants. Moreover, in 2016, the federal Bureau of Land Management (“BLM”) under the Obama Administration published a final rule imposing more stringent standards on hydraulic fracturing activities on federal lands, including requirements for chemical disclosure, well bore integrity, and handling of flowback water. However, in late 2018, the BLM under the Trump Administration published a final rule rescinding the 2016 final rule. Litigation challenging the BLM’s 2016 final rule as well as its 2018 final rule rescinding the 2016 rule has been pursued by various states and industry and environmental groups. While a California federal court vacated the 2018 final rule in July 2020, a Wyoming federal court subsequently vacated the 2016 final rule in October 2020 and, accordingly, the 2016 final rule is no longer in effect but the Wyoming decision is expected to be appealed. Moreover, it is expected that the BLM under the Biden Administration will seek to pursue regulatory initiatives that regulate hydraulic fracturing activities on federal lands. Also, in late 2016, the EPA released its final report on the potential impacts of hydraulic fracturing on drinking water resources, concluding that “water cycle” activities associated with hydraulic fracturing may impact drinking water resources under some circumstances.
While the U.S. Congress has from time to time considered but refused to adopt federal regulation of hydraulic fracturing, with President Biden taking office and the shift in party control of the U.S. Senate in January 2021, there is a possibility that a Biden Administration will pursue such legislation. In addition to proposed revisions of existing laws and regulations, President Biden has issued, and may continue to issue, executive orders that reflect a regulatory agenda targeting the industry’s hydraulic fracturing activities. Moreover, some state and local governments have adopted, and other governmental entities are considering adopting, regulations that could impose more stringent permitting, disclosure and well-construction requirements on hydraulic fracturing operations, including states where we or our customers operate. For example, Texas, Oklahoma, California, Ohio, Pennsylvania and North Dakota, among others, have adopted regulations that impose stringent permitting, disclosure, disposal and well-construction requirements on hydraulic fracturing operations. States could also elect to place certain prohibitions on hydraulic fracturing. In addition to state laws, local land use restrictions, such as city ordinances, may restrict drilling in general and/or hydraulic fracturing in particular, as certain local governments in California have done. Other states, such as Texas, Oklahoma and Ohio have taken steps to limit the authority of local governments to regulate oil and gas development.

In the event that new federal, state or local restrictions or bans on the hydraulic fracturing process are adopted in areas where we or our customers conduct business, we or our customers may incur additional costs or permitting requirements to comply with such requirements that may be significant in nature and our customers could experience added restrictions, delays or cancellations in their exploration, development, or production activities, which would in turn reduce the demand for our services and have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.
Air Emissions.    The U.S. Clean Air Act (“CAA”) and comparable state laws restrict the emission of air pollutants from many sources through air emissions standards, construction and operating permit programs and the imposition of other compliance standards. These laws and regulations may require us to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and strictly comply with stringent air permit requirements or utilize specific equipment or technologies to control emissions of certain pollutants. The need to obtain permits has the potential to delay our projects as well as our customers’ development of oil and gas projects. Over the next several years, we or our customers may incur certain capital expenditures for air pollution control equipment or other air emissions-related issues. For example, in 2015, the EPA issued a final rule under the CAA, making the National Ambient Air Quality Standard (“NAAQS”) for ground-level ozone more stringent. Since that time, the EPA has issued attainment/nonattainment designations and, more recently in August 2020, the EPA under the Trump Administration published notice of a proposed action that, upon conducting a periodic review of the ozone standard in accord with CAA requirements, elected to retain the 2015 ozone NAAQS without revision on a going-forward basis. State implementation of the revised NAAQS could also result in the imposition of more stringent requirements. Compliance with the NAAQS requirements or other air pollution control and permitting requirements has the potential to delay the development of oil and gas projects and increase our or our customers’ costs of development and production, which costs could reduce demand for our services and have a material adverse impact on our business and results of operations.
Climate Change.    The threat of climate change continues to attract considerable attention from the public and policymakers in the United States and around the world. As a result, numerous proposals have been made, and more are likely forthcoming at the international, national, regional and state levels of government to monitor and limit existing emissions of GHGs as well as to restrict or eliminate such future emissions. As a result, our operations as well as the operations of our oil and natural gas exploration and production customers are subject to a series of executive, regulatory, political, litigation, and financial risks associated with the production and processing of fossil fuels and emission of GHGs.
In the United States, no comprehensive climate change legislation has been implemented at the federal level, but President Biden has announced plans to take action with regards to climate change, has already signed several executive orders to this effect in January 2021 and, with control of Congress shifting in January 2021, is expected to pursue legislative as well as other executive and regulatory initiatives in the future to limit GHG emissions. Moreover, because the U.S. Supreme Court has held that GHG emissions constitute a pollutant under the CAA, the EPA has adopted rules that, among other things, establish construction and operating permit reviews for GHG emissions from certain large stationary sources, require the monitoring and annual reporting of GHG emissions from certain petroleum and natural gas system sources, implement New Source Performance Standards directing the reduction of methane from certain new, modified, or reconstructed facilities in the oil and natural gas sector, and together with the DOT, implement GHG emissions limits on vehicles manufactured for operation in the United States. In recent years, there has been considerable uncertainty surrounding regulation of the emissions of methane, which may be released during hydraulic fracturing. The EPA under the Obama Administration published final regulations under the CAA establishing performance standards in 2016, but since that time the EPA under the Trump Administration had undertaken several measures to delay implementation of the methane standards, including issuing final policy amendments to the final 2016 rule in September 2020 that, among other things, rescinded the methane standards previously applicable to sources in the production and processing segments. Various industry and environmental groups are separately challenging both the 2016 standards and the September 2020 final policy amendments. Separate from those regulatory efforts, President Biden issued an executive order on January 20, 2021 that, among other things, called for issuance of proposed rules by no later than September 2021 that would restore Obama-era rules for methane standards applicable to new, modified, and reconstructed sources by suspending, revising or rescinding the EPA’s September 2020 final rule and that would establish new methane and volatile organic compound standards applicable to existing oil and gas operations, including the production, transmission, processing and storage segments.
Separately, various states and groups of states have adopted or are considering adopting legislation, regulations or other regulatory initiatives that are focused on such areas as GHG cap and trade programs, carbon taxes, reporting and tracking programs, and restriction of emissions. At the international level, there is a non-binding agreement, the United Nations-sponsored “Paris Agreement,” for nations to limit their GHG emissions through individually-determined reduction goals every five years after 2020. While the United States withdrew from the Paris Agreement under the Trump Administration, effective November 4, 2020, President Biden issued an executive order on January 20, 2021 recommitting the United States to the Paris Agreement. With the United States recommitting to the Paris Agreement, executive orders may be issued or federal legislation or regulatory initiatives may be adopted to achieve the agreement’s goals, which could require us or our customers to incur increased, potentially significant, costs to comply with such requirements.
Governmental, scientific, and public concern over the threat of climate change arising from GHG emissions has resulted in increasing political risks in the United States. Beyond the Biden Administration’s recommitting the United States to the Paris Agreement and proposing to re-instate the Obama methane standards, on January 20, 2021, the Acting Secretary of the U.S. Department of the Interior issued an order, effective immediately, that suspends new oil and gas leases and drilling permits on non-Indian federal lands and waters for a period of 60 days. Building on this suspension, President Biden issued an executive order on January 27, 2021 that suspends new leasing activities for oil and gas exploration and production on non-Indian federal lands and offshore waters pending completion of a comprehensive review and reconsideration of federal oil and gas permitting and leasing practices that take into consideration potential climate and other impacts associated with oil and gas activities on such lands and waters. The January 20, 2021 and January 27, 2021 orders do not apply to existing leases and the January 27, 2021 order further directs applicable agencies to take measures to ensure, to the extent consistent with applicable law, that federal funding is not directly subsidizing fossil fuels, with a further objective of eliminating fossil fuel subsidies from federal budget requests beginning in federal Fiscal Year 2022. In response, one industry group has already challenged President Biden’s January 27, 2021 order for “indefinitely suspending the federal oil and gas leasing program” in a federal court in Wyoming.
Litigation risks are also increasing, as a number of states, municipalities and other plaintiffs have sought to bring suit against the largest oil and natural gas exploration and production companies in state or federal court, alleging, among other things, that such companies created public nuisances by producing fuels that contributed to global warming effects, such as rising sea levels, and therefore are responsible for roadway and infrastructure damages as a result, or alleging that the companies have been aware of the adverse effects of climate change for some time but defrauded their investors by failing to adequately disclose those impacts. There are also increasing financial risks for fossil fuel producers as well as other companies handling fossil fuels, including owners of terminals, pipelines and refineries, as stockholders and bondholders currently invested in fossil fuel energy companies concerned about the potential effects of climate change may elect in the future to shift some or all of their investments into non-fossil fuel energy related sectors. Institutional investors who provide financing to fossil fuel energy companies also have become more attentive to sustainability lending practices and some of them may elect not to provide funding for fossil fuel energy companies.
Finally, increasing concentrations of GHG in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, floods, rising sea levels and other climatic events. If any such climate changes were to occur, they could have a material adverse effect on our financial condition and results of operations and the financial condition and operations of our customers.
Endangered Species.    The federal Endangered Species Act (the “ESA”) restricts activities that may affect endangered or threatened species or their habitats. Similar protections are offered to migratory birds under the federal Migratory Bird Treaty Act (the “MBTA”). To the degree that species listed under the ESA or similar state laws, or are protected under the MBTA, live in the areas where we or our oil and gas producing customers operate, our and our customers’ abilities to conduct or expand operations and construct facilities could be limited or be forced to incur material additional costs. Moreover, our customers’ drilling activities may be delayed, restricted, or cancelled in protected habitat areas or during certain seasons, such as breeding and nesting seasons. Some of our operations and the operations of our customers are located in areas that are designated as habitats for protected species. In addition, the U.S. Fish & Wildlife Service (the “FWS”) may make determinations on the listing of unlisted species as endangered or threatened under the ESA. The designation of previously unidentified endangered or threatened species could indirectly cause us to incur additional costs, cause our or our oil and gas producing customers’ operations to become subject to operating restrictions or bans and limit future development activity in affected areas. The FWS and similar state agencies may designate critical or suitable habitat areas that they believe are necessary for the survival of threatened or endangered species. Such a designation could materially restrict use of or access to federal, state, and private lands.
Chemical Safety.    We are subject to a wide array of laws and regulations governing chemicals, including the regulation of chemical substances and inventories, such as TSCA in the U.S. These laws and regulations change frequently and have the potential to limit or ban altogether the types of chemicals we may use in our products, as well as result in increased costs related to testing, storing, and transporting our products prior to providing them to our customers. For example, in 2016, President Obama signed into law the Frank R. Lautenberg Chemical Safety for the 21st Century Act (the “Lautenberg Act”), which substantially revised TSCA. Amongst other items, the Lautenberg Act eliminated the cost-benefit approach to analyzing chemical safety concerns with a health-based safety standard and requires all chemicals in commerce, including those “grandfathered” under TSCA, to undergo a safety review. The Lautenberg Act also requires safety findings before a new chemical can enter the market. Although it is not possible at this time to predict how EPA will implement and interpret the new provisions of the Lautenberg Act, or how legislation or new regulations that may be adopted pursuant to these regulatory and legislative efforts would impact our business, any new restrictions on the development of new products, increases in regulation, or disclosure of confidential, competitive information could have an adverse effect on our operations and our cost of doing business.
Furthermore, governmental, regulatory and societal demands for increasing levels of product safety and environmental protection could result in increased pressure for more stringent regulatory control with respect to the chemical industry. These concerns could influence public perceptions regarding our products and operations, the viability of certain products, our reputation, the cost to comply with regulations, and the ability to attract and retain employees. Moreover, changes in environmental, health and safety regulations could inhibit or interrupt our operations, or require us to modify our facilities or operations. Accordingly, environmental or regulatory matters may cause us to incur significant unanticipated losses, costs or liabilities, which could reduce our profitability.
Occupational Safety and Health and other legal requirements.    We are subject to the requirements of the federal Occupational Safety and Health Act and comparable state statutes whose purpose is to protect the health and safety of workers. In addition, the OSHA’s hazard communication standard, the EPA’s Emergency Planning and Community Right-to-Know Act and comparable state regulations and any implementing regulations require that we organize and/or disclose information about hazardous materials used or produced in our operations and that this information be provided to employees, state and local governmental authorities and citizens. We have an internal program of inspection designed to monitor and enforce compliance with worker safety requirements.
In addition, as part of the services we provide, we operate as a motor carrier and therefore are subject to regulation by the U.S. Department of Transportation (“U.S. DOT”) and analogous state agencies. These regulatory authorities exercise broad powers, governing activities such as the authorization to engage in motor carrier operations, regulatory safety, and hazardous materials labeling, placarding and marking. There are additional regulations specifically relating to the trucking industry, including testing and specification of equipment and product handling requirements. The trucking industry is subject to possible regulatory and legislative changes that may affect the economics of the industry by requiring changes in operating practices or by changing the demand for common or contract carrier services or the cost of providing truckload services. From time to time, various legislative proposals are introduced, including proposals to increase federal, state or local taxes on motor fuels, among other things, which may increase our costs or adversely impact the recruitment of drivers. We cannot predict whether, or in what form, any increase in such taxes applicable to us will be enacted.

Seasonality
Our results of operations have historically been adversely affected by seasonal declines in the activity levels of our customers, typically in the fourth quarter, related to holidays, inclement winter weather and in some years the exhaustion of our customers’ annual drilling and completions capital expenditure budgets.
Intellectual Property
Protection of our products and processes is important to our businesses. We own numerous patents and, where appropriate, we file patent applications for new products and technologies. For example, we use our AquaView® technology to quantify volumes and flow rates to verify current and potential water availability and volumes when analyzing a new water source. We also currently own multiple U.S. patents relating to completions technology including borate cross-linkers, slurry monitoring systems and others. We also have a robust program to seek patents on new developments. We have a meaningful backlog of pending patents, including a proprietary water analytics and automation tool, as well as creating fracturing fluids with produced water, evaporation methodologies, cross-linker/breaker mechanisms and liquid distribution metering systems. While a presumption of validity exists with respect to issued U.S. patents, we cannot assure that any of our patents will not be challenged, invalidated, circumvented or rendered unenforceable. Furthermore, we cannot assure the issuance of any pending patent application, or that if patents do issue, that these patents will provide meaningful protection against competitors or against competitive technologies. Additionally, our competitors or other third parties may obtain patents that restrict or preclude our ability to lawfully produce or sell our products in a competitive manner.
We also rely upon continuing technological innovation and trade secrets to develop and maintain our competitive position. There can be no assurance that confidentiality and other agreements into which we enter and have entered will not be breached, that these agreements will provide meaningful protection for our trade secrets or proprietary know-how, or that adequate remedies will be available in the event of an unauthorized use or disclosure of such trade secrets and know-how. In addition, there can be no assurance that others will not obtain knowledge of these trade secrets through independent development or other access by legal means.
We also own a number of trademarks, which we use in connection with our businesses. In addition to protections through federal registration, we also rely on state common law protections to protect our brand. There can be no assurance that the trademark registrations will provide meaningful protection against the use of similar trademarks by competitors, or that the value of our trademarks will not be diluted.
Because of the breadth and nature of our intellectual property rights and our business, we do not believe that any single intellectual property right (other than certain trademarks for which we intend to maintain the applicable registrations) is material to our business. Moreover, we do not believe that the termination of intellectual property rights expected to occur over the next several years, either individually or in the aggregate, will materially adversely affect our business, financial condition or results of operations.
Risk Management and Insurance
Our operations are subject to hazards inherent in the oil and gas industry, including accidents, blowouts, explosions, craterings, fires, oil spills and hazardous materials spills. These conditions can cause:
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personal injury or loss of life;

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damage to, or destruction of, property, the environment and wildlife; and

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the suspension of our or our customers’ operations.

In addition, claims for loss of oil and gas production and damage to formations can occur in the well services industry. If a serious accident were to occur at a location where our equipment and services are being used, it could result in us being named as a defendant in lawsuits asserting large claims.
Because our business involves the transportation of heavy equipment and materials, we may also experience traffic accidents, which may result in spills, property damage and personal injury.

Despite our efforts to maintain high safety standards, from time to time we have suffered accidents, and there is a risk that we will experience accidents in the future. In addition to the property and personal losses from these accidents, the frequency and severity of these incidents affect our operating costs and insurability, and our relationship with customers, employees and regulatory agencies. In particular, in recent years many of our large customers have placed an increased emphasis on the safety records of their service providers. Any significant increase in the frequency or severity of these incidents, or the general level of compensatory payments, could adversely affect the cost of, or our ability to obtain, workers’ compensation and other forms of insurance, and could have other material adverse effects on our financial condition and results of operations.
We maintain insurance coverage of types and amounts that we believe to be customary in the industry including workers’ compensation, employer’s liability, sudden & accidental pollution, umbrella, comprehensive commercial general liability, business automobile and property and equipment physical damage insurance. Our insurance coverage may be inadequate to cover our liabilities. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable or on terms as favorable as our current arrangements.
We enter into master service agreements (“MSAs”) with most of our customers. Our MSAs delineate our and our customer’s respective indemnification obligations with respect to the services we provide. Generally, under our MSAs, including those relating to our Water Services, Water Infrastructure, Oilfield Chemical product sales, accommodations and rentals and completion and construction services, we assume responsibility for pollution or contamination originating above the surface from our equipment or handling of the equipment of others. However, our customers generally assume responsibility for all other pollution or contamination that may occur during operations, including that which may generally result from seepage or any other uncontrolled flow of drilling fluids. The assumed responsibilities include the control, removal and cleanup of any pollution or contamination. In such cases, we may be exposed to additional liability if we are grossly negligent or commit willful acts causing the pollution or contamination. Generally, our customers also agree to indemnify us against claims arising from the personal injury or death of the customers’ employees or those of the customers’ other contractors, in the case of our hydraulic fracturing operations, to the extent that such employees are injured by such operations, unless the loss is a result of our gross negligence or willful misconduct. Similarly, we generally agree to indemnify our customers for liabilities arising from personal injury to or death of any of our employees or employees of any of our subcontractors, unless resulting from the gross negligence or willful misconduct of our customer. The same principals apply to mutual indemnification for loss or destruction of customer-owned property or equipment, except such indemnification is not limited in an instance of gross negligence or willful misconduct. Losses arising from catastrophic events, such as blowouts, are generally the responsibility of the customer. However, despite this general allocation of risk, we may be unsuccessful in enforcing contractual terms, incur an unforeseen liability that is not addressed by the scope of the contractual provisions or be required to enter into an MSA with terms that vary from our standard allocations of risk, as described above. Consequently, we may incur substantial losses that could materially and adversely affect our financial condition and results of operations.
Available Information
We file or furnish annual, quarterly and current reports and other documents with the SEC under the Exchange Act. The SEC also maintains an internet website at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, including us, that file electronically with the SEC.
We also make available free of charge through our website, www.selectenergyservices.com, electronic copies of certain documents that we file with the SEC, including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information on our website is not a part of this Annual Report on Form 10-K.

ITEM 1A.
RISK FACTORS

The following risks could affect our financial performance or could cause actual results to differ materially from estimates contained in our forward-looking statements. We may encounter risks in addition to those described below. Additional risks and uncertainties not currently known to us, or that we currently deem to be immaterial, may also impair or adversely affect our business, results of operation, financial condition and prospects.
Risks Related to Our Business Operations
Our business depends on capital spending by the oil and gas industry in the U.S. and reductions in capital spending could have a material adverse effect on our liquidity, results of operations and financial condition. Capital spending by our customers decreased during 2020, relative to prior year levels, due to the impacts of the COVID-19 pandemic on demand for oil and reduced prices resulting from the current oversupply of oil[, and we expect such decreased levels to continue in 2021.
Demand for our services is directly affected by current and anticipated oil and natural gas prices and related capital spending by our customers to explore for, develop and produce oil and gas in the U.S. Prices for oil and gas historically have been extremely volatile and are expected to continue to be volatile, particularly in light of the impacts of the COVID-19 pandemic. In March 2020, Saudi Arabia and Russia failed to reach a decision to cut production of oil and gas along with OPEC. Subsequently, Saudi Arabia significantly reduced the prices at which it sells oil and announced plans to increase production. These events, combined with the COVID-19 pandemic, contributed to a sharp drop in prices for oil in the first quarter of 2020 continuing into the second quarter of 2020. In April 2020, OPEC+ agreed to curtail oil production by approximately 10 million barrels per day in a coordinated effort to bring supply into better alignment with demand and thereby support the price of oil. During the year ended December 31, 2020, the average WTI spot price was $39.16, versus an average price of $56.99 for the year ended December 31, 2019. While oil prices have increased significantly since their lows in April 2020, the continued impact of the COVID-19 pandemic and the associated impacts to global oil demand will result in continued uncertainty around the near-term price of oil.
Volatility in or sub-economic oil prices or natural gas prices (or the perception that oil prices or natural gas prices will decrease) affects the spending patterns of our customers and may result in the drilling or completion of fewer new wells or lower spending on existing wells. This, in turn, could lead to lower demand for our services and may cause lower rates and lower utilization of our assets. For example, multiple leading international and national oil companies, as well as public and private independent oil and gas producers, reduced capital expenditures in 2020, and many of our customers have reduced their capital expenditures budget for 2021. Even in an environment of stronger oil and gas prices, fewer oil and gas well completions in our market areas as a result of decreased capital spending may have a negative long-term impact on our business. Any of these conditions or events could adversely affect our operating results, as they did in 2020 and may continue to do so into 2021. If the demand for our services does not recover to pre-pandemic levels, our liquidity, results of operations and financial condition may be adversely affected.
Industry conditions are influenced by numerous factors over which we have no control, including:
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the severity and duration of world health events, including the COVID-19 pandemic, related economic repercussions and the resulting severe disruption in the oil and gas industry and negative impact on demand for oil and gas, which is negatively impacting our business;

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domestic and foreign economic conditions and supply of and demand for oil and gas;

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the level of prices, and expectations regarding future prices, of oil and gas;

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the level of global oil and gas exploration and production and storage capacity;

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operational challenges relating to the COVID-19 pandemic and efforts to mitigate the spread of the virus, including logistical challenges resulting from limited worksite access, remote work arrangements, performance of contracts and supply chain disruption;

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recommendations of, or restrictions imposed by, government and health authorities, including travel bans, quarantines, and shelter-in-place orders to address the COVID-19 pandemic;

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actions by the members of OPEC+ with respect to oil production levels and announcements of potential changes in such levels, including the ability of the OPEC+ countries to agree on and comply with supply limitations;

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governmental regulations, including the policies of governments regarding the exploration for and production and development of their oil and gas reserves;

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taxation and royalty charges;

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political and economic conditions in oil and gas producing countries;

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global weather conditions, pandemics and natural disasters;

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worldwide political, military and economic conditions;

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political or civil unrest in the United States or elsewhere;

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the cost of producing and delivering oil and gas;

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the discovery rates of new oil and gas reserves;

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activities by non-governmental organizations to limit certain sources of funding for the energy sector or restrict the exploration, development and production of oil and gas;

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the ability of oil and gas producers to access capital;

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technical advances affecting production efficiencies and overall energy consumption; and

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the potential acceleration of the development of alternative fuels.

The widespread outbreak of an illness or any other communicable disease, or any other public health crisis, such as the COVID-19 pandemic, could adversely affect our business, results of operations and financial condition.
The global or national outbreak of an illness or any other communicable disease, or any other public health crisis, such as the COVID-19 pandemic, may cause disruptions to our business and operational plans, which may include (i) shortages of qualified employees in a given area, (ii) unavailability of contractors and subcontractors, (iii) interruption of supplies from third parties upon which we rely, (iv) recommendations of, or restrictions imposed by, government and health authorities, including quarantines, to address the COVID-19 pandemic and (v) restrictions that we and our contractors and subcontractors impose, including facility shutdowns or access restrictions, to ensure the safety of employees and (vi) reductions, delays or cancellations of planned operations by our customers. Additionally, these disruptions could negatively impact our financial results. For example, in response to the COVID-19 pandemic, we temporarily closed our corporate offices and restricted all non-critical personnel to work remotely for a period of time, reduced headcount and employee salaries both temporarily and permanently, closed certain yard locations, reduced third-party expenses, streamlined operations, reduced capital expenditures and recorded impairment expenses.
Further, the effects of the COVID-19 pandemic and concerns regarding its global spread have negatively impacted the global economy, reduced global oil demand, disrupted global supply chains and created significant volatility and disruption of financial and commodities markets, which could lead to our customers curtailing existing production due to lack of downstream demand or storage capacity as well as reducing or eliminating the number of wells completed in the near to medium term. Additionally, a significant majority of states as well as local jurisdictions have imposed, and others in the future may impose, “stay-at-home” orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19. Such orders or restrictions, and the perception that such orders or restrictions could occur, have resulted in business closures, work stoppages, slowdowns and delays, work-from-home policies, travel restrictions and cancellation of events, among other effects.
The extent of the impact of the COVID-19 pandemic on our operational and financial performance, including our ability to execute our business strategies and initiatives, will depend on future developments, including the duration and spread of COVID-19 and related restrictions on travel and general mobility, all of which are uncertain and cannot be predicted. An extended period of global supply chain and economic disruption, as well as significantly decreased demand for oil and gas, could materially affect our business, results of operations, access to sources of liquidity and financial condition, and we have experienced the negative impacts of such disruption since March 2020.
If volatility in oil prices or natural gas prices continues, the demand for our services could be adversely affected.
The demand for our services is primarily determined by current and anticipated oil and natural gas prices and the related levels of capital spending and drilling activity in the areas in which we have operations. Volatility or weakness in oil prices or natural gas prices (or the perception that oil prices or natural gas prices will decrease) affects the spending patterns of our customers and may result in the drilling or completion of fewer new wells or lower production spending on existing wells. This, in turn, could lead to lower demand for our services and may cause lower rates and lower utilization of our assets. If oil prices or natural gas prices decline, or if completions activity is reduced, the demand for our services and our results of operations could be materially and adversely affected.
Prices for oil and gas historically have been extremely volatile and are expected to continue to be volatile. During 2020, the West Texas Intermediate (“WTI”) price for oil has ranged from less than zero to $63.27 per Bbl. If the prices of oil and natural gas decline, our operations, financial condition, cash flows and level of expenditures may be materially and adversely affected.
Recent volatility in oil and gas prices and pressure from investors has led, and may continue to lead, our customers to implement a more disciplined capital spending strategy. This disciplined approach has led to, and could continue to result in, reduced demand for our services and cause our customers to demand lower rates for our services, which could materially and adversely affect our results of operation.
We have developed certain key infrastructure assets in the Bakken area of North Dakota and in the Northern Delaware Basin region of the Permian Basin in New Mexico, making us vulnerable to risks associated with conducting business in these regions.
We have secured three governmental permits that enable us to withdraw water from the Missouri River and Lake Sakakawea in North Dakota and have developed and expect to develop in the future significant water infrastructure related to these permits.
Because of the key nature of these permits and water infrastructure within the Bakken, the success and profitability of our business may be disproportionately exposed to factors impacting this region. These factors include, among others: (i) the prices of, and associated costs to produce, crude oil and gas from wells in the Bakken and other regional supply and demand factors (including the generally higher cost nature of production in the Bakken compared to other major shale plays and the pricing differentials that exist in the Bakken because of transportation constraints); (ii) the amount of exploration, development and production activities of our Bakken customers and their spending on our services; (iii) our ability to keep and maintain our governmental water permits; (iv) the cost of operations and the prices we can charge our customers in this region; and (v) the availability of equipment, supplies, and labor. Although we currently have secured key permits for water in this region, if we were to lose our water rights for any reason, including termination by the government upon the occurrence of a material breach, including nonpayment and default in performance, unexpected adverse environmental impacts, or our competitors were able to secure equivalent rights, our business could be materially harmed. In addition, our operations in the Bakken field may be adversely affected by severe weather events such as floods, blizzards, ice storms and tornadoes. For the years ended December 31, 2020, 2019 and 2018, our Bakken operations represented 6.4%, 7.1% and 9.9%, respectively, of our revenues. The concentration of our water permits and significant infrastructure assets in North Dakota also increases our exposure to changes in local laws and regulations, including those designed to protect wildlife and unexpected events that may occur in this region such as seismic events, industrial accidents or labor difficulties. Any of the risks described above could have an adverse effect on our financial condition, results of operations and cash flows.
Additionally, with the acquisition of Gregory Rockhouse Ranch, Inc. in March 2017 and the completion of our New Mexico pipeline in November 2019, we have bolstered our water and water-related services to our customers in New Mexico. We expect to further develop those water and water-related services in the state in the future but the future availability of, and/or access to, water in New Mexico will be affected by the results of a case, Texas v. New Mexico and Colorado, for which discovery is continuing in January 2021 and is expected to be tried by a special master in 2021. In this lawsuit, Texas is alleging that New Mexico is unlawfully allowing diversion of Rio Grande surface water, including groundwater hydrologically connected to the Rio Grande, and thereby depriving Texas of the full amount of Rio Grande water it is due under the Rio Grande Compact, which agreement was created in 1938 to ensure that the two states and the state of Colorado would get their fair share of water from the river. To the extent that this lawsuit is adversely decided against New Mexico, the state could, among other things, be required to provide more water downstream to Texas, which could reduce the availability of and/or access to water to existing or new water rights holders in New Mexico. The risk of such adverse development could reduce our ability to obtain or maintain access to water for our customers’ operations in the vicinity of our assets in New Mexico and have a corresponding adverse effect on our financial condition, results of operations and cash flows.
Restrictions on the ability to procure water or changes in water sourcing requirements could decrease the demand for our water-related services.
Our business includes water transfer for use in our customers’ oil and gas E&P activities. Our access to the water we supply may be limited due to prolonged drought or our inability to acquire or maintain water sourcing permits or other rights. In addition, some state and local governmental authorities have begun to monitor or restrict the use of water subject to their jurisdiction for hydraulic fracturing to ensure adequate local water supply. For instance, some states require E&P companies to report certain information regarding the water they use for hydraulic fracturing and to monitor the quality of groundwater surrounding some wells stimulated by hydraulic fracturing. Any such decrease in the availability of water, or demand for water services, could adversely affect our business and results of operations.
Fuel conservation measures could reduce demand for oil and natural gas which would, in turn, reduce the demand for our services.
Fuel conservation measures, alternative fuel requirements and increasing consumer demand for alternatives to oil and natural gas could reduce demand for oil and natural gas. The impact of declining demand for oil and natural gas may have a material adverse effect on our business, financial condition, prospects, results of operations and cash flows. Additionally, the increased competitiveness of alternative energy sources (such as wind, solar, geothermal, tidal, fuel cells and biofuels) could reduce demand for hydrocarbons and therefore for our services, which would lead to a reduction in our revenues.
We may be unable to implement price increases or maintain existing prices on our core services.
We periodically seek to increase the prices on our services to offset rising costs and to improve returns on investment for our stockholders. However, we operate in a very competitive industry and as a result, we are not always successful in raising, or maintaining, our existing prices. Additionally, during periods of increased market demand, a significant amount of new service capacity, including new water transfer equipment, fluid hauling trucks and pipelines, may enter the market, which also puts pressure on the pricing of our services and limits our ability to increase prices.
Even when we are able to increase our prices, we may not be able to do so at a rate that is sufficient to offset rising costs. In periods of high demand for oilfield services, a tighter labor market may result in higher labor costs. During such periods, our labor costs could increase at a greater rate than our ability to raise prices for our services. Also, we may not be able to successfully increase prices without adversely affecting our activity levels. The inability to maintain our pricing and to increase our pricing as costs increase could have a material adverse effect on our business, financial position and results of operations.
We have operated at a loss in the past, including in 2020, and there is no assurance of our profitability in the future.
Historically, we have experienced periods of low demand for our services and have incurred operating losses, including in 2020. In the future, we may not be able to reduce our costs, increase our revenues or reduce our debt service obligations sufficient to achieve or maintain profitability and generate positive operating income. Under such circumstances, we may incur further operating losses and experience negative operating cash flow.

We may be subject to claims for personal injury and property damage, which could materially adversely affect our financial condition and results of operations.
We operate with most of our customers under MSAs. We endeavor to allocate potential liabilities and risks between the parties in the MSAs. Generally, under our MSAs, including those relating to our services, we assume responsibility for, including control and removal of, pollution or contamination which originates above the surface and originates from our equipment or services. Our customers generally assume responsibility for, including control and removal of, all other pollution or contamination which may occur during operations, including that which may result from seepage or any other uncontrolled flow of drilling fluids. We may have liability in such cases if we are negligent or commit willful acts. Generally, our customers also agree to indemnify us against claims arising from their employees’ personal injury or death to the extent that, in the case of our operations, their employees are injured or their properties are damaged by such operations unless resulting from our gross negligence or willful misconduct. Similarly, we generally agree to indemnify our customers for liabilities arising from personal injury to or death of any of our employees, unless resulting from gross negligence or willful misconduct of the customer. In addition, our customers generally agree to indemnify us for loss or destruction of customer-owned property or equipment and in turn, we agree to indemnify our customers for loss or destruction of property or equipment we own. Losses due to catastrophic events, such as blowouts, are generally the responsibility of the customer. However, despite this general allocation of risk, we might not succeed in enforcing such contractual allocation, might incur an unforeseen liability falling outside the scope of such allocation or may be required to enter into an MSA with terms that vary from the above allocations of risk. As a result, we may incur substantial losses which could materially and adversely affect our financial condition and results of operations.
We operate in a highly competitive industry, which may intensify as our competitors expand their operations, thereby causing us to lose market share, and which could negatively affect our ability to expand our operations.
The oilfield water management business is highly competitive and includes numerous small companies capable of competing effectively in our markets on a local basis. Some of our larger diversified competitors have a similarly broad geographic scope, as well as greater financial and other resources than us, while others focus on specific basins only and may have locally competitive cost efficiencies as a result. Additionally, there may be new companies that enter our markets, or our existing and potential customers may choose to develop their own water management solutions. Our ability to maintain current revenue and cash flows, and our ability to expand our operations, could be adversely affected by the activities of our competitors and our customers. We may be unable to effectively compete if our competitors substantially increase the resources they devote to the development and marketing of the services that we offer, or substantially decrease the prices at which they offer their services. If our existing and potential customers develop their own water solutions, we may not be able to effectively replace that revenue. All of these competitive pressures could have a material adverse effect on our business, results of operations and financial condition.
The oil and gas services industry is intensely competitive, and in certain businesses we compete with other companies that have greater resources than us. Many of our larger competitors provide a broader base of services on a regional, national or worldwide basis. These companies may have a greater ability to continue oilfield service activities during periods of low commodity prices, to contract for equipment, to secure trained personnel, to secure contracts and permits and to absorb the burden of present and future federal, state, provincial, local and other laws and regulations (as applicable). Any inability to compete effectively with larger companies could have a material adverse impact on our financial condition and results of operations.
Our operations involve risks that may increase our operating costs, which could reduce our profitability.
Although we take precautions to enhance the safety of our operations and minimize the risk of disruptions, our operations are subject to hazards inherent in the manufacturing and marketing of chemical and other products. These hazards include chemical spills, pipeline leaks and ruptures, storage tank leaks, discharges or releases of toxic or hazardous substances or gases and other hazards incident to the manufacturing, processing, handling, transportation and storage of hazardous chemicals. We are also potentially subject to other hazards, including natural disasters and severe weather; explosions and fires; transportation problems, including interruptions, spills and leaks; mechanical failures; unscheduled downtimes; labor difficulties; remediation complications; and other risks. Many potential hazards can cause bodily injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties and liabilities. Furthermore, we are subject to present and future claims with respect to workplace exposure, exposure of contractors on our premises as well as other persons located nearby, workers’ compensation and other matters.
We maintain property, business interruption, products liability and casualty insurance policies which we believe are in accordance with customary industry practices, as well as insurance policies covering other types of risks, including pollution legal liability insurance, but we are not fully insured against all potential hazards and risks incident to our business. Each of these insurance policies is subject to customary exclusions, deductibles and coverage limits, in accordance with industry standards and practices. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially and, in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our business, results of operations, financial condition and liquidity.
In addition, we are subject to various claims and litigation in the ordinary course of business. We are a party to various pending lawsuits and proceedings. For more information, see “Item 3. Legal Proceedings.”
Delays or restrictions in obtaining permits by us for our operations or by our E&P customers for their operations could impair our business.
Our operations and the operations of our E&P customers in most states require permits from one or more governmental agencies in order to perform drilling and completion activities, secure water rights, construct impoundment tanks and operate pipelines or trucking services. Such permits are typically issued by state agencies, but federal and local governmental permits may also be required. In addition, some of our customers’ drilling and completion activities in the U.S. may take place on federal land or Native American lands, requiring leases and other approvals from the federal government or Native American tribes to conduct such drilling and completion activities. Under certain circumstances, federal agencies may cancel proposed leases for federal lands and refuse to grant or delay required approvals. Moreover, President Biden has indicated his intent to restrict hydraulic fracturing on federal lands through delays or bans on issuance of drilling permits on such lands and his administration may pursue regulatory initiatives, executive actions and legislation in support of his regulatory agenda. See Part I, Item 1. “Business — Environmental and Occupational Safety and Health Matters” for more discussion on possible actions under the Biden Administration that may adversely affect oil and natural gas leasing and permitting activities.
We are subject to cybersecurity risks. A cyber incident could occur and result in information theft, data corruption, operational disruption and/or financial loss.
The oil and gas services industry has become increasingly dependent on digital technologies to conduct certain processing activities. For example, we depend on digital technologies to perform many of our services and to process and record financial and operating data. At the same time, cyber incidents, including deliberate attacks or unintentional events, have increased. The U.S. government has issued public warnings that indicate that energy assets might be specific targets of cybersecurity threats. Our technologies, systems and networks, and those of our vendors, suppliers and other business partners, may become the target of cyber attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of proprietary and other information, or other disruption of business operations. In addition, certain cyber incidents, such as surveillance, may remain undetected for an extended period. Our systems for protecting against cybersecurity risks may not be sufficient. As cyber incidents continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents. Our insurance coverage for cyber attacks may not be sufficient to cover all the losses we may experience as a result of such cyber attacks.
If we are unable to fully protect our intellectual property rights, we may suffer a loss in our competitive advantage or market share.
We do not have patents or patent applications relating to many of our proprietary chemicals. If we are not able to maintain the confidentiality of our trade secrets, or if our competitors are able to replicate our technology or services, our competitive advantage would be diminished. We also cannot assure you that any patents we may obtain in the future would provide us with any significant commercial benefit or would allow us to prevent our competitors from employing comparable technologies or processes.
Technology advancements in well service technologies, including those involving the replacement of water in fracturing fluid, could have a material adverse effect on our business, financial condition and results of operations.
The oilfield services industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. As competitors and others use or develop new technologies or technologies comparable to ours in the future, we may lose market share or be placed at a competitive disadvantage. For example, some oil and gas producers are focusing on developing and utilizing non-water fracturing techniques, including those utilizing propane, carbon dioxide or nitrogen instead of water. Further, we may face competitive pressure to implement or acquire certain new technologies at a substantial cost. Some of our competitors may have greater financial, technical and personnel resources than we do, which may allow them to gain technological advantages or implement new technologies before we can. Additionally, we may be unable to implement new technologies or products at all, on a timely basis or at an acceptable cost. New technology could also make it easier for our customers to vertically integrate their operations or reduce the amount of waste produced in oil and gas drilling and production activities, thereby reducing or eliminating the need for third-party disposal. Limits on our ability to effectively use or implement new technologies may have a material adverse effect on our business, financial condition and results of operations.
We may be adversely affected by uncertainty in the global financial markets and a worldwide economic downturn.
Our future results may be impacted by uncertainty caused by a worldwide economic downturn, continued volatility or deterioration in the debt and equity capital markets, inflation, deflation or other adverse economic conditions that may negatively affect us or parties with whom we do business resulting in a reduction in our customers’ spending and their non-payment or inability to perform obligations owed to us, such as the failure of customers to honor their commitments or the failure of major suppliers to complete orders. The COVID-19 pandemic has created global uncertainty that has negatively affected our business and industry and will continue to do so. Additionally, credit market conditions may change, slowing our collection efforts as customers may experience increased difficulty in obtaining requisite financing, potentially leading to lost revenue and higher than normal accounts receivable. In the event of the financial distress or bankruptcy of a customer, we could lose all or a portion of such outstanding accounts receivable associated with that customer. Further, all or a portion of our service contracts could be cancelled at significant expense or loss of expected revenues to us if a customer was to enter into bankruptcy.
The current global economic environment may adversely impact our ability to issue debt. Any economic uncertainty may cause institutional investors to respond to their borrowers by increasing interest rates, enacting tighter lending standards or refusing to refinance existing debt upon its maturity or on terms similar to the expiring debt. Due to the above-listed factors, we cannot be certain that additional funding will be available if needed and, to the extent required, on acceptable terms.
Our operations are subject to inherent risks, some of which are beyond our control. These risks may be self-insured, or may not be fully covered under our insurance policies.
Our operations are subject to hazards inherent in the oil and gas industry, such as, but not limited to, accidents, blowouts, explosions, craterings, fires, oil spills and releases of drilling, completion or fracturing fluids or wastewater into the environment. These conditions can cause:
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disruption in operations;

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substantial repair or remediate costs;

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personal injury or loss of human life;

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significant damage to or destruction of property, plant and equipment;

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environmental pollution, including groundwater contamination;

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impairment or suspension of operations; and

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substantial revenue loss.

The occurrence of a significant event or adverse claim in excess of the insurance coverage that we maintain or that is not covered by insurance could have a material adverse effect on our liquidity, results of operations and financial condition. Any interruption in our services due to pipeline breakdowns or necessary maintenance or repairs could reduce sales revenues and earnings. In addition, claims for loss of oil and gas production and damage to formations can occur in the well services industry. Litigation arising from a catastrophic occurrence at a location where our equipment and services are being used may result in our being named as a defendant in lawsuits asserting large claims.
We do not have insurance against all foreseeable risks, either because insurance is not available or because of the high premium costs. The occurrence of an event not fully insured against or the failure of an insurer to meet its insurance obligations could result in substantial losses. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable. Insurance may not be available to cover any or all of the risks to which we are subject, or, even if available, it may be inadequate, or insurance premiums or other costs could rise significantly in the future so as to make such insurance prohibitively expensive.
Seasonal weather conditions and natural disasters could severely disrupt normal operations and harm our business.
Our water solutions operations are located primarily in the southern, mid-western and eastern U.S. Certain of these areas are adversely affected by seasonal weather conditions, primarily in the winter and spring. During periods of heavy snow, ice or rain, we may be unable to move our equipment between locations, thereby reducing our ability to provide services and generate revenues. Additionally, extended drought conditions in our operating regions could impact our ability to source sufficient water for our customers or increase the cost for such water. As a result, a natural disaster or inclement weather conditions could severely disrupt the normal operation of our business and adversely impact our financial condition and results of operations.
A terrorist attack, armed conflict or unrest could harm our business.
The occurrence or threat of terrorist attacks in the U.S. or other countries, anti-terrorist efforts and other armed conflicts involving the U.S. or other countries, including continued hostilities in the Middle East, and political or civil unrest in the U.S. may adversely affect the U.S. and global economies and could prevent us from meeting our financial and other obligations. Additionally, destructive forms of protest and opposition by extremists and other disruptions, including acts of sabotage or eco-terrorism, against oil and natural gas development and production activities could potentially result in personal injury to persons, damages to property, natural resources or the environment, or lead to extended interruptions of our or our customers’ operations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for oil and gas, potentially putting downward pressure on demand for our services and causing a reduction in our revenues. Oil and gas related facilities could be direct targets of such terrorist attacks or unrest, and our operations could be adversely impacted if infrastructure integral to our customers’ operations is destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.
The adoption of more stringent trucking legislation or regulations may increase our costs and could have an adverse effect on our liquidity, results of operations, and financial condition.
In connection with the services we provide, we operate as a motor carrier and therefore are subject to regulation by the U.S. DOT and analogous state agencies, which govern such activities as the authorization to engage in motor carrier operations and regulatory safety. The trucking industry is subject to possible legislative and regulatory changes that may affect the economics of the industry by requiring changes in operating practices or by changing the demand for common or contract carrier services or the cost of providing truckload services.

Moreover, from time to time, various legislative proposals are introduced, including proposals to increase federal, state or local taxes, including taxes on motor fuels, which may increase our costs or adversely affect the recruitment of drivers. Management cannot predict whether, or in what form, any increase in such taxes applicable to us will be enacted. We may be required to increase operating expenses or capital expenditures in order to comply with any new laws, regulations or other restrictions. See Part I, Item 1. “Business — Environmental and Occupational Safety and Health Matters” for more discussion on the DOT and associated trucking matters.
Disruptions in the transportation services of trucking companies transporting wastewater and other oilfield products could have an adverse effect on our results.
We use trucks to transport some produced water to our wastewater disposal facilities. In recent years, certain states, such as North Dakota and Texas, and certain state counties have increased enforcement of weight limits on trucks used to transport raw materials on their public roads. It is possible that the states, counties and municipalities in which we operate our business may modify their laws or regulations to further reduce truck weight limits or impose curfews or other restrictions on the use of roadways. Such legislation and regulations and associated enforcement efforts could result in delays, and increased costs, with respect to the transport of produced water to our wastewater disposal facilities, which may either increase our operating costs or reduce the amount of produced water transported to our facilities. Such developments could decrease our operating margins or amounts of produced water and thereby have a material adverse effect on our results of operations and financial condition.
A significant increase in fuel prices may adversely affect our transportation costs, which could have a material adverse effect on our results of operations and financial condition.
Fuel is one of our significant operating expenses, and a significant increase in fuel prices could result in increased transportation costs. The price and supply of fuel is unpredictable and fluctuates based on events such as geopolitical developments, supply and demand for oil and gas, actions by oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and weather concerns. A significant increase in fuel prices could increase the price of, and therefore reduce demand for, our services, which could affect our results of operations and financial condition.
Risks Related to Customers and Suppliers
The deterioration of the financial condition of our customers could adversely affect our business.
During times when the gas or crude oil markets weaken, including during 2020 as a result of the COVID-19 pandemic and other factors, our customers are more likely to experience financial difficulties, including being unable to access debt or equity financing, which could result in a reduction in our customers’ spending for our services. In addition, in the course of our business we hold accounts receivable from our customers. In the event of the financial distress or bankruptcy of a customer, we could lose all or a portion of such outstanding accounts receivable associated with that customer. Further, all or a portion of our service contracts could be cancelled at significant expense or loss of expected revenues to us if a customer was to enter into bankruptcy.
Disruptions in production at our chemical manufacturing facilities may have a material adverse impact on our business, results of operations and/or financial condition.
Chemical manufacturing facilities in our industry are subject to outages and other disruptions. Serious disruptions at any of our facilities could impair our ability to use our facilities and have a material adverse impact on our revenue and increase our costs and expenses. Unplanned production disruptions may occur for external reasons including natural disasters, weather, disease, strikes, transportation interruption, government regulation, political or civil unrest or terrorism, or internal reasons, such as fire, unplanned maintenance or other manufacturing problems. Moreover, alternative facilities with sufficient capacity may not be available, may cost substantially more or may take a significant time to increase production or qualify with our customers, any of which could negatively impact our business, results of operations and/or financial condition. Long-term production disruptions may cause our customers to seek alternative supply, which could further adversely affect our profitability.
Unplanned production disruptions may occur for external reasons including natural disasters, world health events, such as the COVID-19 pandemic, weather, disease, strikes, transportation interruption, government regulation, political or civil unrest or terrorism, or internal reasons, such as fire, unplanned maintenance or other manufacturing problems. Any such production disruption could have a material impact on our operations, operating results and financial condition.
Additionally, we rely on a number of vendors, suppliers, and in some cases sole-source suppliers, service providers, toll manufacturers and collaborations with other industry participants to provide us with chemicals, feedstocks and other raw materials, along with energy sources and, in certain cases, facilities that we need to operate our business. If the business of these third parties is disrupted, some of these companies could be forced to reduce their output, shut down their operations or file for bankruptcy protection. If this were to occur, it could adversely affect their ability to provide us with the raw materials, energy sources or facilities that we need, which could materially disrupt our operations, including the production of certain of our chemical products. Moreover, it could be difficult to find replacements for certain of our business partners without incurring significant delays or cost increases. All of these risks could have a material adverse effect on our business, results of operations, financial condition and liquidity.
While we maintain business recovery plans that are intended to allow us to recover from natural disasters or other events that could disrupt our business, we cannot provide assurances that our plans would fully protect us from the effects of all such disasters or from events that might increase in frequency or intensity due to climate change. In addition, insurance may not adequately compensate us for any losses incurred as a result of natural or other disasters. In areas prone to frequent natural or other disasters, insurance may become increasingly expensive or not available at all.
Constraints in the supply of equipment used in providing services to our customers and replacement parts for such could affect our ability to execute our growth strategies.
Equipment used in providing services to our customers is normally readily available. Market conditions could trigger constraints in the supply chain of certain equipment or replacement parts for such equipment, which could have a material adverse effect on our business. The majority of our risk associated with supply chain constraints occurs in those situations where we have a relationship with a single supplier for a particular resource.
Unsatisfactory safety performance may negatively affect our E&P customer relationships and, to the extent we fail to retain existing customers or attract new customers, adversely impact our revenues.
Our ability to retain existing E&P customers and attract new business is dependent on many factors, including our ability to demonstrate that we can reliably and safely operate our business and stay current on constantly changing rules, regulations, training and laws. Existing and potential customers consider the safety record of their service providers to be of high importance in their decision to engage third-party services. If one or more accidents were to occur at one of our operating sites, the affected customer may seek to terminate or cancel its use of our facilities or services and may be less likely to continue to use our services, which could cause us to lose substantial revenues. Further, our ability to attract new customers may be impaired if they elect not to purchase our third-party services because they view our safety record as unacceptable. In addition, it is possible that we will experience numerous or particularly severe accidents in the future, causing our safety record to deteriorate. This may be more likely as we continue to grow, if we experience high employee turnover or labor shortage, or add inexperienced personnel. See Part I, Item 1. “Business — Environmental and Occupational Safety and Health Matters” for more discussion on worker safety matters.
Significant price volatility or interruptions in supply of our raw materials for our chemicals business may result in increased costs that we may be unable to pass on to our customers, which could reduce profitability.
We purchase a substantial portion of our raw materials for our chemicals business from third-party suppliers and the cost of these raw materials represents a substantial portion of our operating expenses. The prices of the raw materials that we purchase from third parties are cyclical and volatile. Our supply agreements provide us only limited protection against price volatility because they are entered into either on a short-term basis or are longer-term volume contracts, which provide for market-based pricing renegotiated several times per year. While we attempt to match cost increases with corresponding product price increases, we are not always able to raise product prices immediately or at all. Timing differences between raw material prices, which may change daily, and contractual product prices, which in many cases are negotiated only monthly or less often, have had and may continue to have a negative effect on our cash flow. Any cost increase that we are not able to pass on to our customers could have a material adverse effect on our business, results of operations, financial condition and liquidity.
There are several raw materials for which there are only a limited number of suppliers or a single supplier. To mitigate potential supply constraints, we enter into supply agreements with particular suppliers, evaluate alternative sources of supply and evaluate alternative technologies to avoid reliance on limited or sole-source suppliers. Where supply relationships are concentrated, particular attention is paid by the parties to ensure strategic intentions are aligned to facilitate long-term planning. If certain of our suppliers are unable to meet their obligations under present supply agreements, we may be forced to pay higher prices to obtain the necessary raw materials from other sources and we may not be able to increase prices for our finished products to recoup the higher raw materials costs. Any interruption in the supply of raw materials could increase our costs or decrease our revenue, which could reduce our cash flow. The inability of a supplier to meet our raw material needs could have a material adverse effect on our financial condition and results of operations.
The number of sources for and availability of certain raw materials is also specific to the particular geographical region in which a facility is located. Political and economic instability in the countries from which we purchase our raw material supplies could adversely affect their availability. In addition, if raw materials become unavailable within a geographic area from which they are now sourced, we may not be able to obtain suitable or cost-effective substitutes. We may also experience higher operating costs such as energy or transportation costs, which could affect our profitability. We may not always be able to increase our selling prices to offset the impact of any higher production costs or reduced production levels, which could reduce our earnings and decrease our liquidity.
Risks Related to Compliance with Regulations
Laws, regulations, executive actions and other regulatory initiatives in the U.S. relating to hydraulic fracturing could increase our costs of doing business and result in additional operating restrictions, delays or cancellations in the drilling and completion of oil and gas wells, or possible restrictions on the performance of hydraulic fracturing that may reduce demand for our services and could have a material adverse effect on our liquidity, results of operations and financial condition.
Although we do not directly engage in hydraulic fracturing, our operations support many of our E&P customers in such activities. The practice continues to be controversial in certain parts of the country, resulting in increased scrutiny and regulation of the hydraulic fracturing process, including by federal and state agencies and local municipalities. Additionally, with concerns about seismic activity being triggered by the injection of produced wastewaters into underground disposal wells, certain regulators are also considering additional requirements related to seismic safety for hydraulic fracturing activities. See Part I, Item 1. “Business — Environmental and Occupational Safety and Health Matters” for more discussion on these hydraulic fracturing and seismicity matters.
The adoption of any federal, state or local laws or the implementation of regulations or issuance of executive orders regarding hydraulic fracturing, seismic activities or leasing activities on federal properties could potentially cause a decrease in the completion of new oil and gas wells and an associated decrease in demand for our services and increased compliance costs and time, which could have a material adverse effect on our liquidity, results of operations, and financial condition.
Our and our E&P customers’ operations are subject to a number of risks arising out of the threat of climate change, including regulatory, political, litigation, and financial risks, which could result in increased operating and capital costs for our customers and reduced demand for the products and services we provide.
The threat of climate change continues to attract considerable attention in the U.S. and foreign countries. As a result, numerous proposals have been made and are likely to continue to be made at the international, national, regional and state levels of government to monitor and limit emissions of GHGs as well as to eliminate such future emissions. As a result, our operations as well as the operations of our E&P customers are subject to a series of regulatory, political, litigation and financial risks associated with the production and processing of fossil fuels and emission of GHGs. See Part I, Item 1. “Business — Environmental and Occupational Safety and Health Matters” for more discussion on the threat of climate and restriction of GHG emissions. The adoption and implementation of any international, federal, regional or state legislation, executive actions, regulations or other regulatory initiatives that impose more stringent standards for GHG emissions from the oil and natural gas sector or otherwise restrict the areas in which this sector may produce oil and natural gas or generate GHG emissions could result in increased compliance costs or costs of consuming fossil fuels. Such legislation, executive actions or regulations could result in increased costs of compliance or costs of consuming, and thereby reduce demand for oil and natural gas, which could reduce demand for our products and services. Additionally, political, financial and litigation risks may result in our customers restricting, delaying or canceling production activities, incurring liability for infrastructure damages as a result of climatic changes, or impairing the ability to continue to operate in an economic manner, which also could reduce demand for our products and services. The occurrence of one or more of these developments could have a material adverse effect on our business, financial condition, results of operations and cash flows. Moreover, the increased competitiveness of alternative energy sources (such as wind, solar geothermal, tidal and biofuels) could reduce demand for hydrocarbons, and therefore for our products and services, which would lead to a reduction in our revenues.
Our chemical products are subject to stringent chemical control laws that could result in increased costs on our business.
We are subject to a wide array of laws and regulations governing chemicals, including the regulation of chemical substances and inventories, such as the TSCA. These laws and regulations change frequently and have the potential to limit or ban altogether the types of chemicals we may use in our products, as well as result in increased costs related to testing, storing, and transporting our products prior to providing them to our customers. Any new restrictions on the development of new products or use of existing products, increases in regulation of those products, or disclosure of confidential, competitive information relating to the products could have an adverse effect on our operations and our cost of doing business. Furthermore, governmental, regulatory and societal demands for increasing levels of product safety and environmental protection could result in increased pressure for more stringent regulatory control with respect to the chemical industry. See Part I, Item 1. “Business — Environmental and Occupational Safety and Health Matters” for more discussion on chemical product use and safety.
In the future, we may face increased obligations relating to the closing of our wastewater disposal facilities and may be required to provide an increased level of financial assurance to guarantee that the appropriate closure activities will occur for a wastewater disposal facility.
Our ability to obtain permits to own or operate wastewater disposal facilities generally requires us to establish performance bonds, letters of credit or other forms of financial assurance to address remediation and closure obligations. As we acquire additional wastewater disposal facilities or expand our existing wastewater disposal facilities, these obligations will increase. Additionally, in the future, regulatory agencies may require us to increase the amount of our closure bonds at existing wastewater disposal facilities. Moreover, actual costs could exceed our current expectations, as a result of, among other things, federal, state or local government regulatory action, increased costs charged by service providers that assist in closing wastewater disposal facilities and additional environmental remediation requirements. Increased regulatory requirements regarding our existing or future wastewater disposal facilities, including the requirement to pay increased closure and post-closure costs or to establish increased financial assurance for such activities could substantially increase our operating costs and adversely affect our business, financial condition and results of operations.
Changes in U.S. and international trade policies, particularly involving China, may adversely impact our business and operating results.
Though a comprehensive trade agreement was signed in 2020, the U.S. government has previously imposed tariffs affecting certain goods produced in China. A portion of the chemicals we use originate in

China and are sold to us by our supplier partners. As a result, tariffs incurred by our supplier partners could increase our costs and reduce profitability. Additionally, delays or interruptions in the supply of some chemicals for any reason could impact our ability to generate chemicals revenue. If we are forced to source chemicals currently originating in China from other countries, such compounds might be more expensive, inferior in quality, or take longer to source. If we incur higher costs that we cannot pass on to our customers or if we are unable to adequately replace the chemicals we currently source with chemicals produced elsewhere, our business could be adversely affected.
Legislation or regulatory initiatives intended to address seismic activity associated with oilfield wastewater disposal wells could restrict our ability to dispose of produced water gathered from our E&P customers and, accordingly, could have a material adverse effect on our business.
We dispose of wastewater gathered from oil and gas producing E&P customers that result from their drilling and production operations pursuant to permits issued to us by government authorities overseeing such disposal activities. While these permits are issued pursuant to existing laws and regulations, these legal requirements are subject to change, which could result in increased costs of operation, the imposition of more stringent permitting or operating constraints or new monitoring and reporting requirements owing to, among other things, concerns of the public or governmental authorities regarding such disposal activities. See Part I, Item 1. “Business — Environmental and Occupational Safety and Health Matters” for more discussion on these seismicity matters. Increased regulation and attention given to induced seismicity could lead to greater opposition to oil and gas activities utilizing injection wells for waste disposal. The adoption and implementation of any new laws, regulations or directives that restrict our ability to dispose of wastewater gathered from our customers by limiting, volumes, disposal rates, disposal well locations or otherwise, or requiring us to shut down disposal wells, could have a material adverse effect on our business, financial condition and results of operations.
We are subject to environmental and occupational health and safety laws and regulations that may expose us to significant liabilities for penalties, damages or costs of remediation or compliance.
Our operations and the operations of our E&P customers are subject to federal, state and local laws and regulations in the U.S. relating to protection of natural resources and the environment, health and safety aspects of our operations and waste management, including the transportation and disposal of waste and other materials. These laws and regulations may take the form of laws, regulations, executive actions and various other legal initiatives and result in the imposition of numerous obligations on our operations and the operations of our customers. See Part I, Item 1. “Business — Environmental and Occupational Safety and Health Matters” for more discussion on these matters. Compliance with these regulations and other regulatory initiatives, or any other new environmental laws, regulations and executive actions could, among other things, require us or our customers to install new or modified emission controls on equipment or processes, incur longer permitting timelines, and incur significantly increased capital or operating expenditures, which costs may be significant. One or more of these developments that impact our customers could reduce demand for our services, which could have a material adverse effect on our business, results of operations and financial condition.
The Endangered Species Act and Migratory Bird Treaty Act govern both our and our E&P customers’ operations and additional restrictions may be imposed in the future, which constraints could have an adverse impact on our ability to expand some of our existing operations or limit our customers’ ability to develop new oil and gas wells.
The ESA and comparable state laws restrict activities that may affect endangered or threatened species or their habitats. Similar protections are offered to migratory birds under the MBTA. To the degree that species listed under the ESA or similar state laws, or are protected under the MBTA, live in the areas where we or our E&P customers’ operate, both our and our customers’ abilities to conduct or expand operations and construct facilities could be limited or be forced to incur additional material costs. Additionally, the FWS may make determinations on the listing of unlisted species as endangered or threatened under the ESA. See Part I, Item 1. “Business — Environmental and Occupational Safety and Health Matters” for more discussion on ESA and MBTA matters. The designation of previously unidentified endangered or threatened species could indirectly cause us to incur additional costs, cause our or our E&P customers’ operations to become subject to operating restrictions or bans and limit future development activity in affected areas, which developments could have a material adverse effect on our business, results of operations and financial condition.
Increasing investor attention to ESG matters may impact our business.
To an increasing extent, many institutional investors have announced plans to transition their portfolios to net-zero greenhouse gas emissions over the next 2-3 decades as part of a commitment to combat climate change. This has, and will likely continue to result in some (and perhaps a growing number of) institutions removing from their portfolios the shares of companies that do not meet their minimum investment standards. Further, banks and other capital providers are reassessing their capital allocation to our industry or making their participation conditional. This trend towards the divestment or limitation of future investment in companies involved in the development, production, transportation and utilization of fossil fuels, may adversely affect the price of our stock and limit our access to the debt and equity markets for capital to fund our growth.
In addition, organizations that provide proxy advisory services to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ESG ratings may lead to increased negative investor sentiment toward us or our customers and to the diversion of investment to other industries, which could have a negative impact on our stock price and/or our access to and costs of capital.
Risks Related to Personnel and Related Parties
Our industry typically experiences a high rate of employee turnover. Any difficulty we experience replacing or adding personnel could have a material adverse effect on our operational performance, customer satisfaction, ability to retain existing business or secure new business, and therefore liquidity, results of operations and financial condition.
We are dependent upon the available labor pool of skilled employees and may not be able to find enough skilled labor to meet our needs, which could have a negative effect on our growth. We are also subject to the Fair Labor Standards Act, which governs such matters as minimum wage, overtime and other working conditions. Our services require skilled workers who can perform physically demanding work. As a result of our industry volatility, pronounced declines in drilling and completions activity, as well as the demanding nature of the work, many workers have left the oilfield services section to pursue employment in different fields. If we are unable to retain or meet the growing demand for skilled technical personnel, our operating results and our ability to execute our growth strategies may be adversely affected. A national minimum wage increase to $15/hour, as proposed in the U.S. Congress, would increase our labor costs and potentially increase our turnover.
We engage in transactions with related parties and such transactions present possible conflicts of interest that could have an adverse effect on us.
We have historically entered into a number of transactions with related parties. Related party transactions create the possibility of conflicts of interest with regard to our management. Such a conflict could cause an individual in our management to seek to advance his or her economic interests above ours. Further, the appearance of conflicts of interest created by related party transactions could impair the confidence of our investors. While our board of directors regularly reviews these transactions, in accordance with our Related Party Transactions policy, a related party transaction presenting a conflict of interest could have a material adverse effect on our liquidity, results of operations and financial condition.
Risks Related to Our Capital Structure
We do not currently pay any dividends to the holders of the Class A common stock and the availability and timing of future dividends, if any, is uncertain.
We do not currently pay dividends on our Class A common stock, and consequently, in the near term, your only opportunity to achieve a return on your investment in us will be if you sell your Class A common stock at a price greater than you paid for it. There is no guarantee that the price of our Class A common stock that will prevail in the market will ever exceed the price that you pay. Additionally, our Credit Agreement places certain restrictions on our ability to pay dividends. We may amend our Credit Agreement or enter into new debt arrangements that also prohibit or restrict our ability to pay dividends on our Class A common stock.
Subject to such restrictions, our board of directors will periodically review the amount and timing of stockholder dividends, if any, that we may pay in future periods. In making this determination, our directors will consider all relevant factors, including the amount of cash available for dividends, capital expenditures, covenants, prohibitions or limitations with respect to dividends, applicable law, general operational requirements and other variables. We cannot predict the amount or timing of any future dividends you may receive, and if we do commence the payment of dividends, we may be unable to pay, maintain or increase dividends over time. Therefore, you may not be able to realize any return on your investment in our Class A common stock for an extended period of time, if at all. Please read “Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities — Dividend Policy.”
If we fail to maintain and enhance an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Class A common stock.
Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. We are subject to Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) and therefore are required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. We cannot be certain that our efforts to maintain and enhance our internal controls will be successful, that we will be able to maintain adequate controls over our financial processes and reporting in the future or that we will be able to comply with our obligations under Sections 302 and 404 of Sarbanes-Oxley. Any failure to maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our Class A common stock.
We may incur indebtedness or issue additional equity securities to execute our long-term growth strategy, which may reduce our profitability or result in significant dilution to our stockholders.
Constructing and maintaining water infrastructure used in the oil and gas industry requires significant capital. We may require additional capital in the future to develop and construct water sourcing, transfer and other related infrastructure to execute our growth strategy. For the years ended December 31, 2020, 2019 and 2018, we spent $21.2 million, $110.1 million and $165.4 million, respectively, in capital expenditures (excluding expenditures connected with business combinations). Historically, we have financed these investments through cash flows from operations, external borrowings, capital contributions and proceeds from the issuance of equity securities. These sources of capital may not be available to us in the future. If we are unable to fund capital expenditures for any reason, we may not be able to capture available growth opportunities or effectively maintain our existing assets and any such failure could have a material adverse effect on our results of operations and financial condition. If we incur additional indebtedness or issue additional equity securities, our profitability may be reduced and our stockholders may experience significant dilution.
Our Credit Agreement subjects us to various financial and other restrictive covenants. These restrictions may limit our operational or financial flexibility and could subject us to potential defaults under our Credit Agreement.
Our Credit Agreement subjects us to significant financial and other restrictive covenants, including restrictions on our ability to consolidate or merge with other companies, conduct asset sales, incur additional indebtedness, grant liens, issue guarantees, make investments, loans or advances, pay dividends and enter into certain transactions with affiliates.

Our Credit Agreement contains certain financial covenants, including the maintenance of a fixed charge coverage ratio of at least 1.0 to 1.0 at any time availability under the Credit Agreement is less than the greater of (i) 10% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (ii) $15.0 million and continuing through and including the first day after such time that availability under the Credit Agreement has equaled or exceeded the greater of (i) 10% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (ii) $15.0 million for 60 consecutive calendar days. Our ability to comply with such financial condition tests can be affected by events beyond our control and we may not be able to do so. The scheduled maturity date for our Credit Agreement is November 1, 2022. In addition, the Credit Agreement restricts SES Holdings’ and Select LLC’s ability to make distributions on, or redeem or repurchase, its respective equity interests, except for certain distributions, including distributions of cash so long as, both at the time of the distribution and after giving effect to the distribution, no default exists under the Credit Agreement and either (a) excess availability at all times during the preceding 30 consecutive days, on a pro forma basis and after giving effect to such distribution, is not less than the greater of (1) 25% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (2) $37.5 million or (b) if SES Holdings’ fixed charge coverage ratio is at least 1.0 to 1.0 on a pro forma basis, and excess availability at all times during the preceding 30 consecutive days, on a pro forma basis and after giving effect to such distribution, is not less than the greater of (1) 20% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (2) $30.0 million. For additional information regarding our Credit Agreement, please read “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Agreement.”
If we are unable to remain in compliance with the covenants of our Credit Agreement, then the lenders may declare all amounts outstanding under the Credit Agreement to be immediately due and payable. Any such acceleration could have a material adverse effect on our financial condition and results of operations.
Future sales of our equity securities, or the perception that such sales may occur, may depress our share price, and any additional capital raised through the sale of equity or convertible securities may dilute your ownership in us.
Subject to certain limitations and exceptions, Legacy Owner Holdco and its permitted transferees may exchange their SES Holdings LLC Units (together with a corresponding number of shares of Class B common stock) for shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions) and then sell those shares of Class A common stock. Additionally, we may in the future issue our previously authorized and unissued securities. We are authorized to issue 350 million shares of Class A common stock, 40 million shares of Class A-2 common stock, 150 million shares of Class B common stock and 50 million shares of preferred stock with such designations, preferences and rights as determined by our board of directors. The potential issuance of such additional shares of equity securities will result in the dilution of the ownership interests of the holders of our Class A common stock and may create downward pressure on the trading price, if any, of our Class A common stock.
In addition, Legacy Owner Holdco, Crestview Partners II SES Investment B, LLC, the SCF Group (as defined below) and WDC Aggregate LLC (collectively, the “Registration Rights Holders”), who collectively own in excess of 30 million shares of our common stock, are party to a registration rights agreement which provides, among other things, for parties to that agreement to initiate or participate in an underwritten public offering of all or a portion of their shares. The Registration Rights Holders may exercise their rights under such agreement in their sole discretion, and sales pursuant to such rights may be material in amount and occur at any time.
The sales of substantial amounts of our Class A common stock following the effectiveness of registration statements for the benefit of such holders, or the perception that these sales may occur, could cause the market price of our Class A common stock to decline and impair our ability to raise capital. We also may grant additional registration rights in connection with any future issuance of our capital stock.
We cannot predict the size of future issuances of our Class A common stock or securities convertible into Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock.
If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our Class A common stock or if our operating results do not meet their expectations, the share price for our Class A common stock could decline.
The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our Class A common stock to decline. Moreover, if one or more of the analysts who cover us downgrade our Class A common stock or if our operating results do not meet their expectations, the share price of our Class A common stock could decline.
Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law may discourage a takeover attempt even if a takeover might be beneficial to our stockholders.
Provisions contained in our Fourth Amended and Restated Certificate of Incorporation and our Second Amended and Restated Bylaws, which we refer to herein as our “amended and restated certificate of incorporation” and “amended and restated bylaws,” respectively, could make it more difficult for a third party to acquire us. Provisions of our amended and restated certificate of incorporation and amended and restated bylaws impose various procedural and other requirements, which could make it more difficult for stockholders to effect certain corporate actions. For example, our amended and restated certificate of incorporation authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock without any vote or action by our stockholders. Thus, our board of directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our capital stock. These rights may have the effect of delaying or deterring a change of control of our company. Additionally, our amended and restated bylaws establish limitations on the removal of directors and on the ability of our stockholders to call special meetings and include advance notice requirements for nominations for election to our board of directors and for proposing matters that can be acted upon at stockholder meetings. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our Class A common stock.
In addition, certain change of control events have the effect of accelerating the payment due under our Tax Receivable Agreements (as defined herein), which could be substantial and accordingly serve as a disincentive to a potential acquirer of our company. See “— Risks Related to Our Organizational Structure — In certain cases, payments under the Tax Receivable Agreements may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreements.”
Legacy Owner Holdco controls a significant percentage of our voting power.
Legacy Owner Holdco beneficially owns 100% of our Class B common stock which represents approximately 15.7% of our outstanding voting capital stock. In addition, one of our directors is currently employed by Crestview Advisors, L.L.C. (“Crestview Partners”), our private equity sponsor and, through Crestview Partners II GP, L.P. (“Crestview GP”), the manager of funds that hold the largest equity interest in Legacy Owner Holdco. Other funds controlled by Crestview GP also have an interest in our currently outstanding shares of our Class A common stock, representing an additional 3.7% of our outstanding voting capital. Collectively, these holders control approximately 19.4% of our voting shares. Holders of Class A common stock and Class B common stock generally will vote together as a single class on all matters presented to our stockholders for their vote or approval. Consequently, Legacy Owner Holdco will be able to significantly influence all matters that require approval by our stockholders, including the election and removal of directors, changes to our organizational documents and approval of acquisition offers and other significant corporate transactions, regardless of whether other stockholders believe that a transaction is in their own best interests. This concentration of ownership will limit your ability to influence corporate matters, and as a result, actions may be taken that you may not view as beneficial.

Our amended and restated certificate of incorporation contains a provision renouncing our interest and expectancy in certain corporate opportunities, which could adversely affect our business or prospects.
Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by applicable law, we renounce any interest or expectancy in any business opportunity that involves any aspect of the energy business or industry and that may be from time to time presented to any member of (i) Legacy Owner Holdco; Crestview Partners II SES Investment, LLC (“Crestview Holdings A”); any funds, limited partnerships or other investment entities or vehicles managed by Crestview Partners or controlled by Crestview GP; B-29 Investments, LP; Sunray Capital, LP; Proactive Investments, LP and their respective affiliates, other than us (collectively, the “SES Group”); (ii) SCF-VI, L.P., SCF-VII, L.P. and SCF-VII(A), L.P. and their respective affiliates, other than us (collectively, the “SCF Group”); (iii) the other entities (existing and future) that participate in the energy industry and in which the SES Group and SCF Group own substantial equity interests (the “Portfolio Companies”) or (iv) any director or officer of the corporation who is also an employee, partner, member, manager, officer or director of any member of the SES Group, the SCF Group or the Portfolio Companies, including our Chairman, President and CEO , John D. Schmitz, our director, David C. Baldwin, and our Executive Vice President, Business Strategy, Cody Ortowski, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. Mr. Schmitz controls both B-29 Investments, LP and Sunray Capital, LP and is a direct and indirect beneficiary of these provisions in our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation further provides that no such person or party shall be liable to us by reason of the fact that such person pursues any such business opportunity, or fails to offer any such business opportunity to us.
As a result, any member of the SES Group, SCF Group or the Portfolio Companies or any director or officer of the corporation who is also an employee, partner, member, manager, officer or director of any member of the SES Group, SCF Group or the Portfolio Companies may become aware, from time to time, of certain business opportunities, such as acquisition opportunities, and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Further, such businesses may choose to compete with us for these opportunities. As a result, by renouncing our interest and expectancy in any business opportunity that may be from time to time presented to any member of the SES Group, SCF Group or the Portfolio Companies or any director or officer of the corporation who is also an employee, partner, member, manager, officer or director of any member of the SES Group, SCF Group or the Portfolio Companies, our business or prospects could be adversely affected if attractive business opportunities are procured by such parties for their own benefit rather than for ours. See “Item 13. Certain Relationships and Related Transactions, and Director Independence.”
A significant reduction by Crestview GP or the SCF Group of either of their respective ownership interests in us could adversely affect us.
We believe that Crestview GP’s and the SCF Group’s beneficial ownership interests in us provides each with an economic incentive to assist us to be successful. Neither Crestview GP nor the SCF Group is subject to any obligation to maintain its ownership interest in us and either may elect at any time to sell all or a substantial portion of or otherwise reduce its ownership interest in us. If either Crestview GP or the SCF Group sells all or a substantial portion of its ownership interest in us, it may have less incentive to assist in our success and its affiliate(s) that are expected to serve as members of our board of directors may resign. Such actions could adversely affect our ability to successfully implement our business strategies, which could adversely affect our cash flows or results of operations.
We may issue preferred stock whose terms could adversely affect the voting power or value of our Class A common stock.
Our amended and restated certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our Class A common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our Class A common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the Class A common stock.
Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.
Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim against us or any director or officer or other employee or agent of ours arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) any action asserting a claim against us or any director or officer or other employee or agent of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.
The exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation or similar governing documents has been challenged in legal proceedings, and it is possible that a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable, including with respect to claims arising under the U.S. federal securities laws.
To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.
Risks Related to Our Organizational Structure
We are a holding company. Our sole material asset consists of SES Holdings LLC Units, and accordingly, we are dependent upon distributions and payments from SES Holdings to pay taxes, make payments under the Tax Receivable Agreements and cover our corporate and other overhead expenses.
We are a holding company and have no material assets other than our equity interest in SES Holdings. We have no independent means of generating revenue. To the extent SES Holdings has available cash, we intend to cause SES Holdings to make (i) generally pro rata distributions to its unitholders, including us, in an amount at least sufficient to allow us to pay our taxes and to make payments under the Tax Receivable Agreements that we entered into in connection with our restructuring at the Select 144A Offering and any subsequent tax receivable agreements that we may enter into in connection with future acquisitions and (ii) non-pro rata payments to us to reimburse us for our corporate and other overhead expenses. We will be limited, however, in our ability to cause SES Holdings and its subsidiaries to make these and other distributions or payments to us due to certain limitations, including the restrictions under our Credit Agreement and the cash requirements and financial condition of SES Holdings. To the extent that we need funds and SES Holdings or its subsidiaries are restricted from making such distributions or payments under applicable law or regulations or under the terms of their financing arrangements or are otherwise unable to provide such funds, our liquidity and financial condition could be adversely affected.
We will be required to make payments under the Tax Receivable Agreements for certain tax benefits we may claim, and the amounts of such payments could be significant.
In connection with our restructuring at the Select 144A Offering, we entered into the Tax Receivable Agreements with certain affiliates of the then-holders of SES Holdings LLC Units (each such person and any permitted transferee thereof, a “TRA Holder,” and together, the “TRA Holders”) which generally provide for the payment by us to the TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax that we actually realize (computed using simplifying assumptions to address the impact of state and local taxes) or are deemed to realize in certain circumstances as a result of certain tax basis increases, net operating losses available to us as a result of certain reorganization transactions entered into in connection with the Select 144A Offering, and certain tax benefits attributable to imputed interest. We will retain the benefit of the remaining 15% of these cash savings.
The term of each Tax Receivable Agreement commenced upon the completion of the Select 144A Offering and will continue until all tax benefits that are subject to such Tax Receivable Agreement have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreements (or the Tax Receivable Agreements are terminated due to other circumstances, including our breach of a material obligation thereunder or certain mergers or other changes of control) and we make the termination payment specified in the Tax Receivable Agreements. In addition, payments we make under the Tax Receivable Agreements will be increased by any interest accrued from the due date (without extensions) of the corresponding tax return. In the event that the Tax Receivable Agreements are not terminated and we have sufficient taxable income to utilize all of the tax benefits subject to the Tax Receivable Agreements, the payments due under the Tax Receivable Agreement entered into with Legacy Owner Holdco and Crestview GP are expected to commence at a yet to be determined future date, and until the benefits of the last exchange of SES Holdings LLC Units are realized or expire, and the payments due under the Tax Receivable Agreement entered into with certain Legacy Owners are expected to commence at a yet to be determined future date, and to continue until the benefits of the exchanges are realized or expire.
The payment obligations under the Tax Receivable Agreements are our obligations and not obligations of SES Holdings, and we expect that the payments we will be required to make under the Tax Receivable Agreements will be substantial. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreements is by its nature imprecise. For purposes of the Tax Receivable Agreements, cash savings in tax generally will be calculated by comparing our actual tax liability (using the actual applicable U.S. federal income tax rate and an assumed combined state and local income and franchise tax rate) to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the Tax Receivable Agreements. The amounts payable, as well as the timing of any payments, under the Tax Receivable Agreements are dependent upon future events and significant assumptions, including the timing of the exchanges of SES Holdings LLC Units, the market price of our Class A common stock at the time of each exchange (since such market price will determine the amount of tax basis increases resulting from the exchange), the extent to which such exchanges are taxable transactions, the amount of the exchanging unitholder’s tax basis in its SES Holdings LLC Units at the time of the relevant exchange, the depreciation and amortization periods that apply to the increase in tax basis, the amount of net operating losses available to us as a result of reorganization transactions entered into in connection with the Select 144A Offering, the amount and timing of taxable income we generate in the future, the U.S. federal income tax rate then applicable, and the portion of our payments under the Tax Receivable Agreements that constitute imputed interest or give rise to depreciable or amortizable tax basis.
Certain of the TRA Holders’ rights under the Tax Receivable Agreements are transferable in connection with a permitted transfer of SES Holdings LLC Units or if the TRA Holder no longer holds SES Holdings LLC Units. The payments under the Tax Receivable Agreements are not conditioned upon the continued

ownership interest in either SES Holdings or us of any holder of rights under the Tax Receivable Agreements. See “Item 13. Certain Relationships and Related Transactions, and Director Independence.”
In certain cases, payments under the Tax Receivable Agreements may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreements.
If we elect to terminate the Tax Receivable Agreements early or they are terminated early due to our failure to honor a material obligation thereunder or due to certain mergers, asset sales, other forms of business combinations or other changes of control, our obligations under the Tax Receivable Agreements would accelerate and we would be required to make an immediate payment equal to the present value of the anticipated future payments to be made by us under the Tax Receivable Agreements (determined by applying a discount rate of the lesser of 6.50% per annum, compounded annually, or one-year London Interbank Offered Rate (“LIBOR”) plus 100 basis points); and such payment is expected to be substantial. The calculation of anticipated future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreements, including (i) the assumption that we have sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreements, (ii) the assumption that any SES Holdings LLC Units (other than those held by us) outstanding on the termination date are exchanged on the termination date and (iii) certain loss or credit carryovers will be utilized in the taxable year that includes the termination date. Any early termination payment may be made significantly in advance of the actual realization, if any, of the future tax benefits to which the termination payment relates.
As a result of either an early termination or a “change of control” (as defined in the Tax Receivable Agreements, as amended), we could be required to make payments under the Tax Receivable Agreements that exceed our actual cash tax savings under the Tax Receivable Agreements. In these situations, our obligations under the Tax Receivable Agreements could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales or other forms of business combinations or changes of control. For example, if the Tax Receivable Agreements were terminated on December 31, 2020, the estimated termination payments would have been approximately $69.8 million (calculated using a discount rate equal to the lesser of 6.50% per annum, compounded annually, or one-year LIBOR plus 100 basis points, applied against an undiscounted liability of $77.0 million, based upon the last reported closing sale price of our Class A common stock on December 31, 2020) in the aggregate. The foregoing number is merely an estimate and the actual payment could differ materially. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreements.
Payments under the Tax Receivable Agreements will be based on the tax reporting positions that we will determine. The TRA Holders will not reimburse us for any payments previously made under the Tax Receivable Agreements if any tax benefits that have given rise to payments under the Tax Receivable Agreements are subsequently disallowed, except that excess payments made to the TRA Holders will be netted against payments that would otherwise be made to the TRA Holders, if any, after our determination of such excess. As a result, in such circumstances, we could make payments that are greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect our liquidity. See “Item 13. Certain Relationships and Related Transactions, and Director Independence.”
If SES Holdings were to become a publicly-traded partnership taxable as a corporation for U.S. federal income tax purposes, we and SES Holdings might be subject to potentially significant tax inefficiencies, and we would not be able to recover payments previously made by us under the Tax Receivable Agreements even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.
We intend to operate such that SES Holdings does not become a publicly-traded partnership taxable as a corporation for U.S. federal income tax purposes. A “publicly-traded partnership” is a partnership, the interests of which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, exchanges of SES Holdings LLC Units for shares of our Class A common stock or cash pursuant to the Eighth Amended and Restated Limited Liability Company Agreement of SES Holdings (the “SES Holdings LLC Agreement”) or other transfers of SES Holdings LLC Units could cause SES Holdings to be treated as a publicly-traded partnership. Applicable U.S. Treasury regulations provide for certain safe harbors from treatment as a publicly-traded partnership, and we intend to operate such that exchanges or other transfers of SES Holdings LLC Units qualify for one or more such safe harbors. For example, we intend to limit the number of unitholders of SES Holdings and Legacy Owner Holdco, and the SES Holdings LLC Agreement provides for limitations on the ability of unitholders of SES Holdings to transfer their SES Holdings LLC Units and will provide us, as managing member of SES Holdings, with the right to impose restrictions (in addition to those already in place) on the ability of unitholders of SES Holdings to exchange their SES Holdings LLC Units pursuant to the SES Holdings LLC Agreement to the extent we believe it is necessary to ensure that SES Holdings will continue to be treated as a partnership for U.S. federal income tax purposes. If SES Holdings were to become a publicly-traded partnership, significant tax inefficiencies might result for us and for SES Holdings. In addition, we may not be able to realize tax benefits covered under the Tax Receivable Agreements, and we would not be able to recover any payments previously made by us under the Tax Receivable Agreements, even if the corresponding tax benefits (including any claimed increase in the tax basis of SES Holdings’ assets) were subsequently determined to have been unavailable.
Legacy Owner Holdco and the Legacy Owners may have interests that conflict with the interests of holders of the Class A common stock.
Legacy Owner Holdco owns approximately 15.7% of the outstanding SES Holdings LLC Units. Because it holds a portion of its ownership interest in our business in the form of direct ownership interests in SES Holdings rather than through us, Legacy Owner Holdco may have conflicting interests with holders of shares of Class A common stock. For example, Legacy Owner Holdco may have different tax positions from us, and decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may affect the timing and amount of payments that are received by the TRA Holders under the Tax Receivable Agreements. See “Item 13. Certain Relationships and Related Transactions, and Director Independence.”
Our ability to use Rockwater’s net operating loss carryforwards may be limited.
As of December 31, 2020, Rockwater had approximately $105.1 million of NOLs, which will begin to expire in 2035, approximately $62.6 million of state NOLs which will begin to expire in 2023, and approximately $6.5 million of foreign NOLs, which will begin to expire in 2037. Utilization of these NOLs depends on many factors, including our future income, which cannot be assured. In addition, Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), generally imposes an annual limitation on the amount of NOLs that may be used to offset taxable income when a corporation has undergone an “ownership change” (as determined under Section 382 of the Code). An ownership change generally occurs if one or more stockholders (or groups of stockholders) who are each deemed to own at least 5% of the relevant corporation’s stock change their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. In the event that an ownership change has occurred, or were to occur, utilization of the NOLs would be subject to an annual limitation under Section 382 of the Code, determined by multiplying the value of the relevant corporation’s stock at the time of the ownership change by the applicable long-term tax-exempt rate as defined in Section 382 of the Code, and potentially increased for certain gains recognized within five years after the ownership change if we have a net built-in gain in our assets at the time of the ownership change. Any unused annual limitation may be carried over to later years until they expire. Rockwater experienced an ownership change in connection with the Rockwater Merger. As a result, some or all of our U.S. federal, state or foreign NOLs could expire before they can be used. In addition, future ownership changes or changes to the U.S. tax laws could limit our ability to utilize our NOLs. To the extent we are not able to offset our future income with our NOLs, this would adversely affect our operating results and cash flows if we attain profitability.
General Risks
We may not be able to finance future growth of our operations or future acquisitions, which could adversely affect our operations and financial position.
The successful execution of our growth strategy depends on our ability to generate sufficient cash flows and our access to capital, both of which are impacted by numerous factors beyond our control, including financial, business, economic and other factors, such as volatility in commodity prices and pressure from competitors. If we are unable to generate sufficient cash flows or obtain additional capital on favorable terms or at all, we may be unable to continue growing our business, conduct necessary corporate activities, take advantage of business opportunities that arise or engage in activities that may be in our long-term best interest, which may adversely impact our ability to sustain or improve our current level of profitability.
The growth of our business through acquisitions may expose us to various risks, including those relating to difficulties in identifying suitable, accretive acquisition opportunities and integrating businesses, assets and personnel, as well as difficulties in obtaining financing for targeted acquisitions and the potential for increased leverage or debt service requirements.
As a component of our business strategy, we intend to pursue selected, accretive acquisitions of complementary assets, businesses and technologies. Acquisitions involve numerous risks, including:
•
unanticipated costs and assumption of liabilities and exposure to unforeseen liabilities of the acquired business, including but not limited to environmental liabilities;

•
difficulties in integrating the operations and assets of the acquired business and the acquired personnel;

•
limitations on our ability to properly assess and maintain an effective internal control environment over an acquired business;

•
potential losses of key employees and customers of the acquired business;

•
risks of entering markets in which we have limited prior experience; and

•
increases in our expenses and working capital requirements.

In evaluating acquisitions, we generally prepare one or more financial cases based on a number of business, industry, economic, legal, regulatory and other assumptions applicable to the proposed transaction. Although we expect a reasonable basis will exist for those assumptions, the assumptions will generally involve current estimates of future conditions. Realization of many of the assumptions will be beyond our control. Moreover, the uncertainty and risk of inaccuracy associated with any financial projection will increase with the length of the forecasted period. Some acquisitions may not be accretive in the near term and will be accretive in the long term only if we are able to timely and effectively integrate the underlying assets and such assets perform at or near the levels anticipated in our acquisition projections.
The process of integrating an acquired business may involve unforeseen costs and delays or other operational, technical and financial difficulties and may require a significant amount of time and resources. Our failure to successfully incorporate the acquired business and assets into our existing operations or to minimize any unforeseen operational difficulties could have a material adverse effect on our financial condition and results of operations. Furthermore, there is intense competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions.
In addition, we may not have sufficient capital resources to complete any additional acquisitions. We may incur substantial indebtedness to finance future acquisitions and also may issue equity, debt or convertible securities in connection with such acquisitions. Debt service requirements could represent a significant burden on our results of operations and financial condition and the issuance of additional equity or convertible securities could be dilutive to our existing stockholders. Furthermore, we may not be able to obtain additional financing on satisfactory terms. Even if we have access to the necessary capital, we may be unable to continue to identify suitable acquisition opportunities, negotiate acceptable terms or successfully acquire identified targets.
Our success depends on key members of our management, the loss of any of whom could disrupt our business operations.
We depend to a large extent on the services of some of our executive officers. The loss of the services of one or more of our key executives could increase our exposure to the other risks described in this “Risk Factors” section. We do not maintain key person insurance on any of our personnel.

We may be required to take write-downs of the carrying values of our long-lived assets and finite-lived intangible assets.
We evaluate our long-lived assets, such as property and equipment, and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Recoverability is measured by a comparison of their carrying amount to the estimated undiscounted cash flows to be generated by those assets. Based on specific market factors and circumstances at the time of prospective impairment reviews and the continuing evaluation of development plans, economics and other factors, we may be required to write down the carrying value of our long-lived and finite-lived intangible assets. For the year ended December 31, 2020, we recorded $7.9 million of abandonment charges to write down the carrying value of our long-lived assets and $9.1 million of impairment charges to write down the carrying value of our trademarks. We did not record an impairment on our definite-lived intangible assets.
We may be required to take a write-down of the carrying value of goodwill.
We had no goodwill as of December 31, 2020, but we could add goodwill in the future in connection with business combinations. We conduct our annual goodwill impairment assessment during the fourth quarter of each year, or more frequently if an event or circumstance indicates that the carrying value of a reporting unit may exceed the fair value. When possible impairment is indicated, we value the implied goodwill to compare it with the carrying amount of goodwill. If the carrying amount of goodwill exceeds its implied fair value, an impairment charge is recorded. The fair value of goodwill is based on estimates and assumptions applied by us such as revenue growth rates, operating margins, weighted-average costs of capital, market multiples, and future market conditions and as affected by numerous factors, including the general economic environment and levels of exploration and production activity of oil and gas companies, our financial performance and trends, and our strategies and business plans, among others. As a result of this annual impairment assessment, we may be required to write down the carrying value of goodwill. For the year ended December 31, 2019, we recorded $4.4 million of goodwill impairment in connection with the Affirm reporting unit based on the then-expected proceeds from the sale of our Affirm business. For the year ended December 31, 2020, we impaired $266.9 million of goodwill in connection with the COVID-19 pandemic.
ITEM 1B.
UNRESOLVED STAFF COMMENTS

None.
ITEM 2.
PROPERTIES

We lease space for our principal executive offices in Houston and Gainesville, Texas and we also lease local office space in the regions in which we operate. Additionally, we own and lease numerous storage facilities, trucking facilities and sales and administrative offices throughout the geographic areas in which we operate. In connection with our Oilfield Chemicals segment, we own one primary manufacturing facility in Texas and two regional distribution centers, and we lease two regional distribution centers through which we provide products to our customers in all major U.S. shale basins. Our leased properties are subject to various lease terms and expirations.
We believe all the properties that we currently occupy are suitable for their intended uses. We believe that our current facilities are sufficient to conduct our operations. However, we continue to evaluate the purchase or lease of additional properties or the sale or consolidation of our properties, as our business requires.

The following table shows our active leased and owned properties categorized by segment as of December 31, 2020:
Region	Water Services	Water Infrastructure	Oilfield Chemicals	Corporate & Other	Total
Leased	42	—	6	3	51
Owned	12	4	9	—	25
	54	4	15	3	76

ITEM 3.
LEGAL PROCEEDINGS

We are not currently a party to any legal proceedings that, if determined adversely against us, individually or in the aggregate, would have a material adverse effect on our financial position, results of operations or cash flows. We are, however, named defendants in certain lawsuits, investigations and claims arising in the ordinary course of conducting our business, including certain environmental claims and employee-related matters, and we expect that we will be named defendants in similar lawsuits, investigations and claims in the future. While the outcome of these lawsuits, investigations and claims cannot be predicted with certainty, we do not expect these matters to have a material adverse impact on our business, results of operations, cash flows or financial condition. We have not assumed any liabilities arising out of these existing lawsuits, investigations and claims.
As previously disclosed, certain subsidiaries acquired in the Rockwater Merger are under investigation by the U.S. Attorney’s Office for the Middle District of Pennsylvania and the U.S. Environmental Protection Agency. It is alleged that certain employees at some of the facilities altered emissions controls systems on less than 5% of the vehicles in the fleet in violation of the Clean Air Act. The Company is continuing to cooperate with the relevant authorities to resolve the matter, and while at this time no administrative, civil or criminal charges have been brought against the Company, the Company accrued $4.3 million related to the settlement of this investigation and made payments of $1.7 million related to this accrual during 2020. The Company does not believe that the ultimate resolution of this matter will be material to the Company’s financial statements.
ITEM 4.
MINE SAFETY DISCLOSURE

Not applicable.

PART II
ITEM 5.
MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our Class A common stock is listed on the New York Stock Exchange (the “NYSE”) under the ticker symbol “WTTR.” As of February 22, 2021 there were 131 stockholders of record of our Class A common stock.
Dividend Policy
We have not previously paid dividends to holders of our Class A common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business and repay any debt we may incur. While we have no current intention of declaring or paying any cash dividends to holders of our Class A common stock in the near future, our dividend policy is periodically reviewed. Our future dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations and financial condition, capital requirements, business prospects, statutory and contractual restrictions on our ability to pay dividends, including restrictions contained in our Credit Agreement and other factors our board of directors may deem relevant.
Securities Authorized for Issuance under Equity Compensation Plans
Our only equity compensation plans are the Select Energy Services, Inc. 2016 Equity Incentive Plan (as amended, the “2016 Plan”) and the Select Energy Services, Inc. Employee Stock Purchase Plan (the “ESPP”). The 2016 Plan was approved by our stockholders prior to our initial public offering but has not been approved by our public stockholders; however, the first amendment to the 2016 Plan was approved by our public stockholders in October 2017 and the second amendment to the 2016 Plan was approved by our public stockholders in May 2020. The ESPP was approved by our stockholders on May 4, 2018. See Note 12 — Equity-Based Compensation for a description of our equity compensation plans.
The following table provides information about our Class A common stock that may be issued under our equity compensation plans as of December 31, 2020.
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights(1)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(2)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	3,519,159	$16.11	3,810,684
Equity compensation plans not approved by security holders	—	—	—
Total	3,519,159	$16.11	3,810,684

(1)
Only stock options have an exercise price.

(2)
This column reflects the total number of shares of Class A Common Stock (i) subject to outstanding rights under the ESPP and (ii) remaining available for issuance under the 2016 Plan and the ESPP. Shares remaining available under the 2016 Plan may be issued other than with respect to options, warrants or rights.

Issuer Purchases of Equity Securities
Period	Total Number of Shares Purchased	Average Price Paid per Share(1)	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs(2)
October 1 through October 31, 2020	—	$—	$2,377,345
November 1 through November 30, 2020	—	$—	$2,377,345
December 1 through December 31, 2020	—	$—	$2,377,345

(1)
The average price paid per share includes commissions.

(2)
During 2019 and 2018, our board of directors approved programs permitting the Company to repurchase a portion of its outstanding shares of Class A common stock in the open market not to exceed $45.0 million in the aggregate.

ITEM 6.
SELECTED FINANCIAL DATA

The following table presents our selected historical data for the periods and as of the dates indicated. The statement of operations data for the years ended December 31, 2020, 2019, 2018, 2017 and 2016 and balance sheet data as of December 31, 2020, 2019, 2018, 2017 and 2016 were derived from our audited historical consolidated financial statements. The historical selected financial data should be read in conjunction with “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and related notes thereto included in “Item 8. Financial Statements and Supplementary Data.”
	Year Ended December 31,
	2020	2019	2018	2017	2016
	(in thousands)
Revenue
Water services	$319,766	$772,311	$896,783	$418,869	$216,550
Water infrastructure	125,356	221,593	230,115	163,328	52,054
Oilfield chemicals	159,983	268,614	259,791	41,586	—
Other	—	29,071	142,241	68,708	33,795
Total revenue	605,105	1,291,589	1,528,930	692,491	302,399
Costs of revenue
Water services	291,734	598,405	681,546	317,262	176,954
Water infrastructure	99,546	166,962	160,072	120,510	45,455
Oilfield chemicals	143,550	230,434	233,454	37,024	—
Other	740	30,239	124,839	58,270	29,098
Depreciation and amortization	98,800	116,809	130,537	101,645	95,020
Total costs of revenue	634,370	1,142,849	1,330,448	634,711	346,527
Gross (loss) profit	(29,265)	148,740	198,482	57,780	(44,128)
Operating expenses
Selling, general and administrative	74,364	111,622	103,156	82,403	34,643
Depreciation and amortization	2,872	3,860	3,176	1,804	2,087
Impairment of goodwill and trademark	276,016	4,396	17,894	—	138,666
Impairment and abandonment of property and equipment	7,910	3,715	6,657	—	60,026

	Year Ended December 31,
	2020	2019	2018	2017	2016
	(in thousands)
Impairment of cost-method investment	—	—	2,000	—	—
Lease abandonment costs	4,350	2,073	3,925	3,572	19,423
Total operating expenses	365,512	125,666	136,808	87,779	254,845
(Loss) income from operations	(394,777)	23,074	61,674	(29,999)	(298,973)
Other (expense) income
(Losses) gains on sales of property and equipment and divestitures, net	(2,815)	(11,626)	3,804	2,726	97
Interest expense, net	(2,136)	(2,688)	(5,311)	(6,629)	(16,128)
Foreign currency gain (loss), net	39	273	(1,292)	281	—
Other (expense) income, net	(3,519)	(2,948)	(2,872)	(2,357)	532
(Loss) income before income tax benefit (expense)	(403,208)	6,085	56,003	(35,978)	(314,472)
Income tax benefit (expense)	1,476	(1,949)	(1,704)	851	524
Net (loss) income	(401,732)	4,136	54,299	(35,127)	(313,948)
Less: net loss attributable to SES Holdings	—	—	—	—	306,481
Less: net loss (income) attributable to noncontrolling interests	63,048	(1,352)	(17,787)	18,311	6,424
Net (loss) income attributable to Select Energy Services, Inc.	$(338,684)	$2,784	$36,512	$(16,816)	$(1,043)
Allocation of net (loss) income attributable to:
Class A stockholders	$(338,684)	$2,784	$35,720	(12,560)	(199)
Class A-1 stockholders	—	—	—	(3,691)	(844)
Class A-2 stockholders	—	—	792	(565)	—
Class B stockholders	—	—	—	—	—
	$(338,684)	$2,784	$36,512	$(16,816)	$(1,043)
Weighted-average shares outstanding:
Class A – Basic	85,158,764	80,176,323	72,403,318	24,612,853	3,802,972
Class A-1 – Basic	—	—	—	7,233,973	16,100,000
Class A-2 – Basic	—	—	1,604,575	1,106,605	—
Class B – Basic	16,221,101	23,806,646	31,986,438	38,768,156	38,462,541
Class A – Diluted	85,158,764	80,671,329	72,642,147	24,612,853	3,802,972
Class A-1 – Diluted	—	—	—	7,233,973	16,100,000
Class A-2 – Diluted	—	—	1,604,575	1,106,605	—
Class B – Diluted	16,221,101	23,806,646	31,986,438	38,768,156	38,462,541
Net (loss) income per share attributable to common stockholders:
Class A – Basic	$(3.98)	$0.03	$0.49	$(0.51)	$(0.05)

	Year Ended December 31,
	2020	2019	2018	2017	2016
	(in thousands)
Class A-1 – Basic	$—	$—	$—	$(0.51)	$(0.05)
Class A-2 – Basic	$—	$—	$0.49	$(0.51)	$—
Class B – Basic	$—	$—	$—	$—	$—
Class A – Diluted	$(3.98)	$0.03	$0.49	$(0.51)	$(0.05)
Class A-1 – Diluted	$—	$—	$—	$(0.51)	$(0.05)
Class A-2 – Diluted	$—	$—	$0.49	$(0.51)	$—
Class B – Diluted	$—	$—	$—	$—	$—
Statement of Cash Flow Data:
Net cash provided by (used in):
Operating activities	$105,810	$203,948	$232,409	$(2,899)	$5,131
Investing activities	(5,393)	(77,357)	(168,361)	(156,731)	(26,955)
Financing activities	(10,710)	(64,690)	(49,293)	122,397	45,560
Balance Sheet Data (at period end):
Cash and cash equivalents	$169,039	$79,268	$17,237	$2,774	$40,041
Total assets	875,359	1,347,620	1,360,605	1,356,368	405,066
Long-term liabilities	80,719	82,927	70,113	107,806	23,974
Other Financial Data:
	(unaudited)
EBITDA(1)	$(299,400)	$129,442	$195,027	$74,100	$(201,237)
Adjusted EBITDA(1)	20,905	182,732	257,619	117,262	16,944

(1)
EBITDA and Adjusted EBITDA are non-GAAP (as defined below) financial measures. We define EBITDA as net income/(loss), plus interest expense, income taxes, and depreciation and amortization. We define Adjusted EBITDA as EBITDA plus/(minus) loss/(income) from discontinued operations, plus any impairment charges or asset write-offs pursuant to accounting principles generally accepted in the U.S. (“GAAP”), plus non-cash losses on the sale of assets or subsidiaries, non-recurring compensation expense, non-cash compensation expense, and non-recurring or unusual expenses or charges, including severance expenses, transaction costs, or facilities-related exit and disposal-related expenditures and plus/(minus) foreign currency losses/(gains). The adjustments to EBITDA are generally consistent with such adjustments described in our Credit Facility. Our board of directors, management and investors use EBITDA and Adjusted EBITDA to assess our financial performance because it allows them to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization) and non-recurring items outside the control of our management team. We present EBITDA and Adjusted EBITDA because we believe they provide useful information regarding the factors and trends affecting our business in addition to measures calculated under GAAP.

EBITDA and Adjusted EBITDA each have limitations as an analytical tool and should not be considered as alternatives to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with GAAP. Other companies in our industry may calculate EBITDA or Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

The following table shows a reconciliation of (i) EBITDA and Adjusted EBITDA, as applicable, to the most directly comparable GAAP measure, net loss.
	Year Ended December 31,
	2020	2019	2018	2017	2016
	(in thousands)
Net (loss) income	$(401,732)	$4,136	$54,299	$(35,127)	$(313,948)
Interest expense, net	2,136	2,688	5,311	6,629	16,128
Income tax (benefit) expense	(1,476)	1,949	1,704	(851)	(524)
Depreciation and amortization	101,672	120,669	133,713	103,449	97,107
EBITDA	(299,400)	129,442	195,027	74,100	(201,237)
Impairment of goodwill and trademark(1)	276,016	4,396	17,894	—	138,666
Non-cash loss on sale of assets or subsidiaries(2)	9,767	21,679	3,775	1,740	(97)
Impairment and abandonment of property and equipment(1)	7,910	3,715	6,657	—	60,026
Non-recurring severance expenses(1)	7,168	1,691	1,220	4,161	886
Non-cash compensation expenses	5,764	15,485	10,371	7,691	(487)
Non-recurring transaction costs(3)	4,439	4,697	7,809	10,179	(236)
Lease abandonment costs(1)	4,350	2,073	3,925	3,572	19,423
Yard closure costs related to consolidating operations(1)	2,961	—	—	—	—
Other non-recurring charges(3)	1,969	(173)	4,755	3,563	—
Foreign currency (gain) loss, net	(39)	(273)	1,292	(281)	—
Non-recurring change in vacation policy(4)	—	—	2,894	—	—
Impairment of cost-method investment	—	—	2,000	—	—
Non-recurring phantom equity and IPO-related compensation	—	—	—	12,537	—
Adjusted EBITDA	$20,905	$182,732	$257,619	$117,262	$16,944

(1)
For 2020, these costs were due to the significant adverse change to the demand for the Company’s services in connection with a sharp decline in the price of oil. For 2019, these costs were due primarily to the dissolution of our divested service lines. For 2018, these costs are associated with severance incurred in connection with the retirement of our former Chief Administrative Officer as well as the termination of certain Canadian employees. For 2017, these costs are associated with severance incurred in connection with the Rockwater Merger. For 2016, these costs are associated with the reduction in headcount as a result of an industry downturn.

(2)
For 2020, the losses were primarily due to sales of underutilized or obsolete property and equipment. For 2019, these costs primarily related to losses on divestitures and related sales of property and equipment in connection with the wind-down of former services lines. For 2018 and 2017, losses were in connection with sales of property and equipment.

(3)
For 2020, these costs were primarily related to certain subsidiaries acquired in the Rockwater Merger as well as legal related due diligence costs. For 2019, these costs primarily related to the dissolution of our divested service lines as well as certain rebranding costs. For 2018, these costs are primarily related to the Rockwater Merger. For 2017, these costs are primarily associated with the Rockwater Merger and GRR Acquisition. For 2016, these transaction costs are associated with our evaluation and negotiation of various transactions that never materialized.

(4)
For 2018, these costs represent a one-time accrual to allow for carryover of unused vacation. Previously, any unused vacation was forfeited at year-end.

ITEM 7.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes thereto in “Item 8. Financial Statements and Supplementary Data”. This discussion and analysis contains forward-looking statements based on our current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors as described under “Cautionary Note Regarding Forward-Looking Statements” and “Item 1A. Risk Factors.” We assume no obligation to update any of these forward-looking statements.
Overview
We are a leading provider of comprehensive water-management and chemical solutions to the oil and gas industry in the United States (“U.S.”). We also develop, manufacture and deliver a full suite of chemical products for use in oil and gas well completion and production operations. As a leader in the water solutions industry, we place the utmost importance on safe, environmentally responsible management of oilfield water throughout the lifecycle of a well. Additionally, we believe that responsibly managing water resources through our operations to help conserve and protect the environment in the communities in which we operate is paramount to our continued success.
In many regions of the country, there has been growing concern about the volumes of water required for new oil and gas well completions. Working with our customers and local communities, we strive to be an industry leader in the development of cost-effective alternatives to fresh water. Specifically, we offer services that enable our E&P customers to treat and reuse produced water, thereby reducing the demand for fresh water while also reducing the volumes of saltwater that must be disposed by injection. In many areas, we have also acquired sources of non-potable water, such as brackish water or municipal or industrial effluent. Through our expertise in chemical technologies and our FluidMatch™ design solutions, we provide water profiling and fluid assessment services for our customers to support the optimization of their fluid systems, enabling the economic use of these alternative sources. We also work with our E&P customers to reduce the environmental footprint of their operations through the use of temporary hose and permanent pipeline systems, which are supported by extensive monitoring and automation technology solutions that provide safer and more efficient water resource management. These solutions significantly reduce the demand for trucking operations, thereby reducing gasoline and diesel exhaust emissions, increasing safety and decreasing traffic congestion in nearby communities.
Recent Trends and Outlook
Significant challenges that emerged during the year ended December 31, 2020, and that are expected to continue, have had and will likely continue to have a negative impact on our results of operations. The COVID-19 pandemic has caused significant disruptions in global oil demand and impacted economic growth in the U.S. as well as internationally. In response, volatility in financial markets has also significantly increased, making it more difficult for companies to access capital at a reasonable cost. As a result of these market disruptions, oilfield activity has declined significantly, and our 2020 results have been negatively impacted. With continued production cuts from OPEC, combined with some recovery in oil demand during the second half of 2020, the average West Texas Intermediate (“WTI”) price per barrel increased from $36.58 during the first half of 2020 to an average price of $41.70 per barrel in the second half of 2020 and $48.35 at 2020 year-end. In conjunction with improved oil prices, we began to see improving activity levels throughout the second half of 2020 and anticipate continued activity improvements in 2021 relative to the levels seen in the second half of 2020. However, we do not anticipate an immediate recovery to the pre-pandemic levels of 2019, and can make no assurance that any further recovery will continue into the future.
We believe the ongoing effects of the COVID-19 pandemic on our operations have had, and will likely continue to have, a material negative impact on our financial results, and such negative impact may continue well beyond the containment of the pandemic until economies, associated oil demand and resulting oilfield activity recovers. We believe global oil demand is expected to remain challenged at least until the COVID-19 pandemic can be contained, and any material increases to oil supply in the near-term could further challenge oil prices and subsequently the activity levels of our customers and the resulting demand for our services. We cannot provide assurance that our assumptions used to estimate our future financial results will be correct given the unpredictable nature of the current market environment after the rapid decline in the demand for oil and demand for our services. As a consequence, our ability to accurately forecast our activity and profitability is uncertain.
The magnitude and duration of the COVID-19 pandemic is also uncertain. Therefore, we cannot estimate the impact on our business, financial condition or near- or longer-term financial or operational results with reasonable certainty. We have taken further actions to protect our balance sheet and maintain our liquidity, including significantly decreasing our operating expenses by reducing headcount, reducing salaries and director compensation, closing yard locations, idling facilities, reducing third-party expenses and streamlining operations, as well as reducing capital expenditures. We are also deferring employer payroll tax payments in accordance with the provisions of the CARES Act, and may take advantage of future legislation passed by the United States Congress in response to the COVID-19 pandemic. In this environment, the duration of which remains uncertain, the Company has planned for a range of scenarios and has taken a number of actions. To protect our workforce during the COVID-19 pandemic, we have taken steps to support our people who are affected by the disease, manage work-from-home scheduling as appropriate, limit on-site visitors, and monitor and consistently communicate with those who are required to be at a work location, while also providing these employees with additional personal protective equipment.
Based on our current cash and cash equivalents balance, operating cash flow, available borrowings under our Credit Agreement and the ongoing actions discussed above, we believe that we will be able to maintain sufficient liquidity to satisfy our obligations and remain in compliance with our existing debt covenants for the next twelve months, prior to giving effect to any future financing that may occur.
During the year ended December 31, 2020, the average spot price of WTI crude oil was $39.16 versus an average price of $56.98 for the year ended December 31, 2019. The average Henry Hub natural gas spot price during the year ended December 31, 2020, was $2.04 versus an average of $2.57 for the year ended December 31, 2019. The significant decline in oil and gas prices in 2020 relative to 2019, as well as the oil pricing volatility driven by market dislocation, has been driven largely by decreased demand due to the COVID-19 pandemic, as well as increased utilization of existing storage capacity, which has resulted in many of our E&P customers being forced to shut-in production for some time period. Much of this shut-in production has since come back online during the second half of 2020.
Many of our customers have also pledged to prioritize managing their capital spending to within cash flow from operations, with some targeting reinvestment rates below 80% of their 2019 budgets, and this trend may extend beyond 2020. Consolidation among our customers and decreases in our customers’ capital budgeting can impact the size of our market in the near term and the resulting demand for our services. In light of these factors, combined with the downward revisions made to many of our customers’ respective annual capital budgets and financial outlooks, this has led to decreased activity for us relative to prior-year levels. Additionally, the current market environment may make it challenging for distressed oil and gas companies to resolve their debt covenant and liquidity challenges in the near-term, potentially resulting in a number of restructuring activities, including bankruptcies, in the industry. While we see no immediate need for additional capital given our liquidity position, this difficulty in accessing capital markets may negatively impact some of our highly leveraged customers and competitors.
Outside of the macroeconomic challenges, from an operational standpoint, many of the recent trends still apply to ongoing unconventional oil and gas development. For example, while we believe leading-edge lateral lengths and proppant use are plateauing, the average operator continues to catch up to this leading edge and many smaller operators with less robust completion designs may be challenged in this environment. The continued trend towards multi-well pad development, executed within a limited time frame, has increased the overall complexity of well completions, while increasing frac efficiency and the use of lower-cost in-basin sand, all of which has decreased total costs for our customers.
This multi-well pad development, combined with recent upstream acreage consolidation and the emerging trends around the reuse applications of produced water, particularly in the Permian Basin, provides significant opportunity for companies like us that can deliver increasingly complex solutions for our E&P customers across the full completion and production lifecycle of wells. However, we note the continued efficiency gains in the well completions process can limit the days we spend on the wellsite and therefore, negatively impact the total revenue opportunity for certain of our services utilizing day-rate pricing models.
The trend of increased use of produced water will require additional chemical treatment solutions, which we are well positioned to provide given our water treatment capabilities, our WCS team and our knowledge base within our Oilfield Chemicals segment. This trend also supports more complex “on the fly” solutions that treat, proportion, and blend various streams of water and chemicals at the wellsite. This complexity favors service companies able to provide advanced technology solutions that are able to economically compete with alternative historical solutions.
Regardless of these operational trends, the current environment is one of the most challenging in decades for the oilfield services industry due to the large and sudden decline in oil demand and consequent decline in oil prices. Many operators are prioritizing decreases in their activity levels and pursuing near-term cost savings, which negatively impacts the demand and pricing for our services.
Our Segments
Our services are offered through three reportable segments: (i) Water Services; (ii) Water Infrastructure; and (iii) Oilfield Chemicals.
•
Water Services.   The Water Services segment consists of the Company’s services businesses, including water transfer, flowback and well testing, fluids hauling, water containment and water network automation, primarily serving E&P companies. Additionally, this segment includes the operations of our accommodations and rentals business.

•
Water Infrastructure.   The Water Infrastructure segment consists of the Company’s infrastructure assets, including operations associated with our water sourcing and pipeline infrastructure, our water recycling solutions and infrastructure, and our produced water gathering systems and saltwater disposal wells, primarily serving E&P companies.

•
Oilfield Chemicals.   The Oilfield Chemicals segment provides technical solutions and expertise related to chemical applications in the oil and gas industry. We also have significant capabilities in supplying logistics for chemical applications. We develop, manufacture and provide a full suite of chemicals used in hydraulic fracturing, stimulation, cementing, production, pipelines and well completions. Given the breadth of chemicals and application expertise we provide, our customers range from pressure pumpers to major integrated and independent U.S. and international oil and gas producers. This segment also utilizes its chemical experience and lab testing capabilities to customize tailored water treatment solutions designed to maximize the effectiveness of and optimize the efficiencies of the fracturing fluid system in conjunction with the quality of water used in well completions.

The results of our divested service lines that were previously a part of our former Wellsite Services segment, including the operations of our Affirm subsidiary, our sand hauling operations and our Canadian operations are combined in the “Other” category. As of December 31, 2019, these operations have ceased.
How We Generate Revenue
We currently generate the majority of our revenue through our water-management services associated with hydraulic fracturing, provided through our Water Services and Water Infrastructure segments. The majority of this revenue is realized through customer agreements with fixed pricing terms and is recognized when delivery of services is provided, generally at our customers’ sites. While we have some long-term pricing arrangements, particularly in our Water Infrastructure segment, most of our water and water-related services are priced based on prevailing market conditions, giving due consideration to the specific requirements of the customer.
We also generate revenue by providing completion, specialty chemicals and production chemicals through our Oilfield Chemicals segment. We invoice the majority of our Oilfield Chemicals customers for services provided based on the quantity of chemicals used or pursuant to short-term contracts as the customers’ needs arise.

Costs of Conducting Our Business
The principal expenses involved in conducting our business are labor costs, vehicle and equipment costs (including depreciation, repair, rental and maintenance and leasing costs), raw materials and water sourcing costs and fuel costs. Our fixed costs are relatively low. Most of the costs of serving our customers are variable, i.e., they are only incurred when we provide water and water-related services or chemicals and chemical-related services to our customers.
Labor costs associated with our employees and contract labor comprise the largest portion of our cost of doing business. We incurred labor and labor-related costs of $243.6 million, $477.9 million and $545.0 million for the years ended December 31, 2020, 2019 and 2018, respectively. The majority of our recurring labor costs are variable and are incurred only while we are providing operational services. We also incur costs to employ personnel to sell and supervise our services and perform maintenance on our assets, which is not directly tied to our level of business activity. Additionally, we incur selling, general and administrative costs for compensation of our administrative personnel at our field sites and in our operational and corporate headquarters. In light of the challenging activity and pricing trends, management took direct action during the year ended December 31, 2020, to reduce operating and equipment costs, as well as selling, general and administrative costs, in order to proactively manage these expenses as a percentage of revenue.
We incur significant vehicle and equipment costs in connection with the services we provide, including depreciation, repair and maintenance, rental and leasing costs. We incurred vehicle and equipment costs of $157.6 million, $245.9 million and $284.0 million for the years ended December 31, 2020, 2019 and 2018, respectively. Due to current market conditions and the decreased demand for our services, we took significant direct action during the year ended December 31, 2020 to reduce ongoing rental and leasing costs.
We incur raw material costs in manufacturing our chemical products, as well as for water that we source for our customers. We incurred raw material costs of $154.2 million, $274.1 million and $283.2 million for the years ended December 31, 2020, 2019 and 2018, respectively.
We incur variable transportation costs associated with our service lines, predominately fuel and freight. We incurred fuel and freight costs of $35.6 million, $81.3 million and $97.0 million for the years ended December 31, 2020, 2019 and 2018, respectively. Fuel prices impact our transportation costs, which affect the pricing and demand for our services and therefore our results of operations.
Public Company Costs
General and administrative expenses related to being a publicly-traded company include: Exchange Act reporting expenses; expenses associated with compliance with Sarbanes-Oxley; expenses associated with maintaining our listing on the NYSE; incremental independent auditor fees; incremental legal fees; investor relations expenses; registrar and transfer agent fees; incremental director and officer liability insurance costs; and director compensation. We expect that general and administrative expenses related to being a publicly-traded company will remain generally consistent with costs incurred during 2020. Costs incurred by us for corporate and other overhead expenses will be reimbursed by SES Holdings pursuant to the SES Holdings LLC Agreement.
How We Evaluate Our Operations
We use a variety of operational and financial metrics to assess our performance. Among other measures, management considers each of the following:
•
Revenue;

•
Gross Profit;

•
Gross Margins;

•
EBITDA; and

•
Adjusted EBITDA.

Revenue
We analyze our revenue and assess our performance by comparing actual monthly revenue to our internal projections and across periods. We also assess incremental changes in revenue compared to incremental changes in direct operating costs and selling, general and administrative expenses across our reportable segments to identify potential areas for improvement, as well as to determine whether segment performance is meeting management’s expectations.
Gross Profit
To measure our financial performance, we analyze our gross profit, which we define as revenues less direct operating expenses (including depreciation and amortization expenses). We believe gross profit provides insight into profitability and true operating performance of our assets. We also compare gross profit to prior periods and across segments to identify trends as well as underperforming segments.
Gross Margins
Gross margins provide an important gauge of how effective we are at converting revenue into profits. This metric works in tandem with gross profit to ensure that we do not increase gross profit at the expense of lower margins, nor pursue higher gross margins at the expense of declining gross profits. We track gross margins by segment and service line and compare them across prior periods and across segments and service lines to identify trends as well as underperforming segments.
EBITDA and Adjusted EBITDA
We view EBITDA and Adjusted EBITDA as important indicators of performance. We define EBITDA as net income/(loss), plus interest expense, income taxes, and depreciation and amortization. We define Adjusted EBITDA as EBITDA plus/(minus) loss/(income) from discontinued operations, plus any impairment charges or asset write-offs pursuant to GAAP, plus non-cash losses on the sale of assets or subsidiaries, non-recurring compensation expense, non-cash compensation expense, and non-recurring or unusual expenses or charges, including severance expenses, transaction costs, or facilities-related exit and disposal-related expenditures and plus/(minus) foreign currency losses/(gains). The adjustments to EBITDA are generally consistent with such adjustments described in our Credit Facility. See “— Comparison of Non-GAAP Financial Measures” for more information and a reconciliation of EBITDA and Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP.
Factors Affecting the Comparability of Our Results of Operations to Our Historical Results of Operations
Our future results of operations may not be comparable to our historical results of operations for the periods presented, primarily for the reasons described below.
Acquisition and Divestiture Activity
As described above, we are continuously evaluating potential investments. To the extent we consummate acquisitions, any incremental revenues or expenses from such transactions are not included in our historical results of operations.
Well Chemical Services Acquisition
On September 30, 2019, we completed our acquisition of WCS. Our historical financial statements for periods prior to September 30, 2019, do not include the results of operations of WCS.
Pro Well Acquisition
On November 20, 2018, we completed our acquisition of the assets of Pro Well. Our historical financial statements for periods prior to November 20, 2018, do not include the results of operations of Pro Well.

Affirm Divestitures
We sold the Affirm crane and field services businesses on February 26, 2019 and June 28, 2019, respectively. Affirm accounted for $21.8 million and $58.9 million of revenue during 2019 and 2018, respectively. Following the two divestitures, the divested operations were not included in the consolidated results of operations.
Canadian Operations Divestitures
On March 19, 2019, we sold over half of our Canadian operations and on April 1, 2019, we sold and wound down the rest of the Canadian operations. Canadian operations accounted for $8.2 million and $48.6 million of revenue during 2019 and 2018, respectively. Following the divestitures, the divested Canadian operations were not included in the consolidated results of operations.
Sand Hauling Wind Down
During 2019, we wound down our sand hauling operations and sold certain of our sand hauling property and equipment. Sand hauling accounted for $3.3 million and $37.0 million of revenue during 2019 and 2018, respectively.
Proceeds received from Divestitures and Wind Down
During 2019, we received $30.1 million from divestitures and fixed asset sales activity in connection with the sale and wind down of our Affirm subsidiary and the sand hauling and Canadian operations.
Results of Operations
The following table sets forth our results of operations, including revenue by segment, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The results of operations for the year ended December 31, 2019 compared to the year ended December 31, 2018 is set forth in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019
	Year ended December 31,		Change
	2020	2019	Dollars	Percentage
	(in thousands)
Revenue
Water Services	$319,766	$772,311	$(452,545)	(58.6)%
Water Infrastructure	125,356	221,593	(96,237)	(43.4)%
Oilfield Chemicals	159,983	268,614	(108,631)	(40.4)%
Other	—	29,071	(29,071)	(100.0)%
Total revenue	605,105	1,291,589	(686,484)	(53.2)%
Costs of revenue
Water Services	291,734	598,405	(306,671)	(51.2)%
Water Infrastructure	99,546	166,962	(67,416)	(40.4)%
Oilfield Chemicals	143,550	230,434	(86,884)	(37.7)%
Other	740	30,239	(29,499)	(97.6)%
Depreciation and amortization	98,800	116,809	(18,009)	(15.4)%
Total costs of revenue	634,370	1,142,849	(508,479)	(44.5)%
Gross (loss) profit	(29,265)	148,740	(178,005)	(119.7)%
Operating expenses
Selling, general and administrative	74,364	111,622	(37,258)	(33.4)%
Depreciation and amortization	2,872	3,860	(988)	(25.6)%
Impairment of goodwill and trademark	276,016	4,396	271,620	NM
Impairment and abandonment of property and equipment	7,910	3,715	4,195	112.9%
Lease abandonment costs	4,350	2,073	2,277	109.8%
Total operating expenses	365,512	125,666	239,846	NM
(Loss) income from operations	(394,777)	23,074	(417,851)	NM
Other (expense) income
Losses on sales of property and equipment and divestitures, net	(2,815)	(11,626)	8,811	(75.8)%
Interest expense, net	(2,136)	(2,688)	552	(20.5)%
Foreign currency gain, net	39	273	(234)	(85.7)%
Other expense, net	(3,519)	(2,948)	(571)	19.4%
(Loss) income before income tax benefit (expense)	(403,208)	6,085	(409,293)	NM
Income tax benefit (expense)	1,476	(1,949)	3,425	NM
Net (loss) income	$(401,732)	$4,136	$(405,868)	NM
Revenue
Our revenue decreased $686.5 million, or 53.2%, to $605.1 million for the year ended December 31, 2020, compared to $1.3 billion for the year ended December 31, 2019. The decrease was driven by a $452.5 million decline in Water Services revenue, a $96.2 million decline in Water Infrastructure revenue, and a $108.6 million decline in Oilfield Chemicals revenue. These declines were primarily due to lower demand for our services resulting from a reduction in drilling and completions activity, lower oil prices and the COVID-19 pandemic, as well as reduced pricing for some of our services. Also impacting the decline was $29.1 million lower revenue from the combination of our Affirm subsidiary, sand hauling operations and Canadian operations, all of which were fully divested and wound down during 2019. For the year ended

December 31, 2020, our Water Services, Water Infrastructure, Oilfield Chemicals and Other segments constituted 52.9%, 20.7%, 26.4 % and 0.0% of our total revenue, respectively, compared to 59.8%, 17.2%, 20.8% and 2.2%, respectively, for the year ended December 31, 2019. The revenue changes by reportable segment are as follows:
Water Services.   Revenue decreased $452.5 million, or 58.6%, to $319.8 million for the year ended December 31, 2020, compared to $772.3 million for the year ended December 31, 2019. The decrease was primarily attributable to lower demand for our services resulting from a reduction in drilling and completions activity, lower oil prices and the COVID-19 pandemic, as well as reduced pricing for some of our services.
Water Infrastructure.   Revenue decreased by $96.2 million, or 43.4%, to $125.4 million for the year ended December 31, 2020, compared to $221.6 million for the year ended December 31, 2019. The decrease was primarily attributable to lower demand for our services resulting from a reduction in completions activity, lower oil prices and the COVID-19 pandemic, partially offset by a full year of operations from our New Mexico pipeline.
Oilfield Chemicals.   Revenue decreased $108.6 million, or 40.4%, to $160.0 million for the year ended December 31, 2020, compared to $268.6 million for the year ended December 31, 2019. The decrease was primarily attributable to lower demand for our products and services resulting from a reduction in completions activity, lower oil prices and the COVID-19 pandemic, as well as reduced pricing for some of our services, partially offset by incremental revenue from the WCS acquisition.
Other.   There was no Other revenue for the year ended December 31, 2020, compared to $29.1 million in the year ended December 31, 2019, as our Affirm subsidiary, sand hauling operations and Canadian operations were divested and wound down during 2019.
Costs of Revenue
Costs of revenue decreased $508.5 million, or 44.5%, to $634.4 million for the year ended December 31, 2020, compared to $1.1 billion for the year ended December 31, 2019. The decrease was primarily due to a $306.7 million decline in Water Services costs, a $67.4 million decline in Water Infrastructure costs, and a $86.9 million decline in Oilfield Chemicals costs due to lower revenue discussed above. Also contributing to the decline was $29.5 million lower combined costs from our Affirm subsidiary, sand hauling operations and Canadian operations, all of which were divested and wound down during 2019. Further, depreciation and amortization expense decreased by $18.0 million, primarily due to the 2019 divestitures and lower capital expenditures in the year ended December 31, 2020.
Water Services.   Cost of revenue decreased $306.7 million, or 51.2%, to $291.7 million for the year ended December 31, 2020, compared to $598.4 million for the year ended December 31, 2019. Cost of revenue decreased due to reduced customer drilling and completions activity levels in the year ended December 31, 2020. Costs of revenue as a percent of revenue increased to 91.2% from 77.5% due to significant reductions in revenue-generating activity and pricing reductions we could not fully offset with cost reductions as well as yard closure costs in connection with our efforts to reduce and consolidate operational yards. Additionally, in conjunction with certain cost savings measures that were implemented during the year ended December 31, 2020, in response to market conditions, costs of revenue were impacted during the year ended December 31, 2020, by certain one-time costs totaling $5.6 million, including severance and yard closure costs.
Water Infrastructure.   Cost of revenue decreased $67.4 million, or 40.4%, to $99.5 million for the year ended December 31, 2020, compared to $167.0 million for the year ended December 31, 2019. Cost of revenue as a percent of revenue increased to 79.4% from 75.3% primarily due to decreased pricing on non-pipeline water sources as well as the acceleration of certain prepaid expenses relating to water rights secured for a customer, due to the bankruptcy of such customer. Additionally, in conjunction with certain cost savings measures that were implemented during the year ended December 31, 2020, in response to market conditions, costs of revenue were impacted during the year ended December 31, 2020 by certain one-time costs totaling $0.5 million, including severance and yard closure costs.
Oilfield Chemicals.   Costs of revenue decreased $86.9 million, or 37.7%, to $143.6 million for the year ended December 31, 2020, compared to $230.4 million for the year ended December 31, 2019. Cost of revenue as a percent of revenue increased to 89.7% from 85.8% primarily due to significant reductions in revenue-generating activity we could not fully offset with cost reductions. Additionally, in conjunction with certain cost savings measures that were implemented during the year ended December 31, 2020, in response to market conditions, costs of revenue were impacted during the year ended December 31, 2020, by inventory adjustments and reserve additions of $0.6 million, non-recurring severance costs of $0.6 million, and yard closure and equipment rental return costs of $0.5 million, including costs associated with idling our Tyler, Texas manufacturing facility to consolidate production in Midland, Texas.
Other.   Other costs were nominal for the year ended December 31, 2020, compared to $30.2 million for the year ended December 31, 2019, primarily due to the 2019 divestitures discussed above.
Depreciation and Amortization.   Depreciation and amortization expense decreased $18.0 million, or 15.4%, to $98.8 million for the year ended December 31, 2020, compared to $116.8 million for the year ended December 31, 2019, primarily due to a significant reduction in capital expenditures during recent quarters as well as a $1.7 million decrease related to the 2019 divestitures discussed above.
Gross (Loss) Profit
Gross profit decreased by $178.0 million, or 119.7%, to a gross loss of $29.3 million for the year ended December 31, 2020, compared to a gross profit of $148.7 million for the year ended December 31, 2019, primarily due to lower revenue in all three segments resulting from decreased activity levels combined with decreased pricing that could not be fully offset with reductions in costs. Also impacting the decrease was $4.0 million of severance expenses and $3.0 million of yard closure costs as a result of reduced activity levels. Gross profit decreased by $145.9 million, $28.8 million and $21.7 million in our Water Services, Water Infrastructure and Oilfield Chemicals segments, respectively. This was partially offset by a $18.0 million decrease in depreciation and amortization expense. Gross margin as a percent of revenue was (4.8%) and 11.5% during the years ended December 31, 2020 and December 31, 2019, respectively.
Selling, General and Administrative Expenses
Selling, general and administrative expenses decreased $37.3 million, or 33.4%, to $74.4 million for the year ended December 31, 2020, compared to $111.6 million for the year ended December 31, 2019. The decrease was primarily due to reductions in wages and associated payroll taxes of $14.4 million driven by both terminations and wage reductions, plus reductions of $9.7 million in equity-based compensation costs, $6.8 million in incentive compensation costs, $4.3 million in travel, meals and entertainment costs, $3.6 million in professional fees and $5.5 million of other expenses from cost cutting measures in response to lower oil prices. The decrease was partially offset by a $3.8 million increase in bad debt expense and $3.2 million of severance expense associated with employee terminations and other cost savings measures implemented in response to market conditions.
Impairment
Goodwill and trademark impairment costs were $276.0 million and $4.4 million for the years ended December 31, 2020 and 2019, respectively. During the year ended December 31, 2020, all of our goodwill was impaired due to the significant decline in oil prices during the first quarter of 2020, coupled with the uncertainty associated with the future recovery. We also recorded a $9.1 million partial impairment of our Rockwater trademark. During the year ended December 31, 2019, we incurred $4.4 million of goodwill impairment in connection with divesting Affirm.
Impairment and abandonment of property and equipment costs were $7.9 million and $3.7 million for the years ended December 31, 2020 and 2019, respectively. For the year ended December 31, 2020, impairment costs were comprised of leasehold improvements related to abandoned facilities, abandonment of certain saltwater and freshwater wells and obsolete machinery and equipment. For the year ended December 31, 2019, impairment costs were comprised of $1.1 million of pipelines with low utilization, $1.0 million of layflat hose considered obsolete, $0.9 million related to divested Canadian fixed assets, and $0.6 million related to an owned facility for sale.

Lease Abandonment Costs
Lease abandonment costs were $4.4 million and $2.1 million for the years ended December 31, 2020 and 2019, respectively. During the year ended December 31, 2020, lease abandonment costs were primarily related to newly abandoned properties associated with realignment and combining operational activity on fewer leased properties. Costs incurred in 2019 were comprised of lease terminations in connection with divesting and winding down Canadian and Affirm operations, two facility lease abandonments and accretion of expenses for previously abandoned facilities.
Net Interest Expense
Net interest expense decreased by $0.6 million, or 20.5%, to $2.1 million for the year ended December 31, 2020, compared to $2.7 million for the year ended December 31, 2019, primarily due to lower average borrowings resulting from the repayment of all remaining borrowings on our credit facility during 2019.
Net (Loss) Income
Net income decreased by $405.9 million to a net loss of $401.7 million for the year ended December 31, 2020, compared to net income of $4.1 million for the year ended December 31, 2019, primarily due to goodwill, trademark and fixed asset impairments and abandonments increasing $275.8 million and lower gross profit. This was partially offset by lower selling, general and administrative costs, lower losses on sales of property and equipment and lower interest expense.
Comparison of Non-GAAP Financial Measures
We view EBITDA and Adjusted EBITDA as important indicators of performance. We define EBITDA as net income (loss), plus interest expense, income taxes, and depreciation and amortization. We define Adjusted EBITDA, as EBITDA plus/(minus) loss/(income) from discontinued operations, plus any impairment charges or asset write-offs pursuant to GAAP, plus non-cash losses on the sale of assets or subsidiaries, non-recurring compensation expense, non-cash compensation expense, and non-recurring or unusual expenses or charges, including severance expenses, transaction costs, or facilities-related exit and disposal-related expenditures and plus/(minus) foreign currency losses/(gains). The adjustments to EBITDA are generally consistent with such adjustments described in our Credit Facility. See “— Note Regarding Non-GAAP Financial Measures — EBITDA and Adjusted EBITDA” for more information and a reconciliation of EBITDA and Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP.
Our board of directors, management and investors use EBITDA and Adjusted EBITDA to assess our financial performance because it allows them to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization) and items outside the control of our management team. We present EBITDA and Adjusted EBITDA because we believe they provide useful information regarding the factors and trends affecting our business in addition to measures calculated under GAAP.
Note Regarding Non-GAAP Financial Measures
EBITDA and Adjusted EBITDA are not financial measures presented in accordance with GAAP. We believe that the presentation of these non-GAAP financial measures will provide useful information to investors in assessing our financial performance and results of operations. Net income is the GAAP measure most directly comparable to EBITDA and Adjusted EBITDA. Our non-GAAP financial measures should not be considered as alternatives to the most directly comparable GAAP financial measure. Each of these non-GAAP financial measures has important limitations as an analytical tool due to exclusion of some but not all items that affect the most directly comparable GAAP financial measures. You should not consider EBITDA or Adjusted EBITDA in isolation or as substitutes for an analysis of our results as reported under GAAP. Because EBITDA and Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of these non-GAAP financial measures may not be comparable to similarly titled measures of other companies, thereby diminishing their utility. For further discussion, please see “Item 6. Selected Financial Data.”

The following table sets forth our reconciliation of EBITDA and Adjusted EBITDA to our net (loss) income, which is the most directly comparable GAAP measure, for the years ended December 31, 2020 and 2019. The reconciliation of EBITDA and Adjusted EBITDA for the years ended December 31, 2019 and 2018 is set forth in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
	Year Ended December 31,
	2020	2019
	(in thousands)
Net (loss) income	$(401,732)	$4,136
Interest expense, net	2,136	2,688
Income tax (benefit) expense	(1,476)	1,949
Depreciation and amortization	101,672	120,669
EBITDA	(299,400)	129,442
Impairment of goodwill and trademark(1)	276,016	4,396
Non-cash loss on sale of assets or subsidiaries(2)	9,767	21,679
Impairment and abandonment of property and equipment(1)	7,910	3,715
Non-recurring severance expenses(1)	7,168	1,691
Non-cash compensation expenses	5,764	15,485
Non-recurring transaction costs(3)	4,439	4,697
Lease abandonment costs(1)	4,350	2,073
Yard closure costs related to consolidating operations(1)	2,961	—
Other non-recurring charges(3)	1,969	(173)
Foreign currency gain, net	(39)	(273)
Adjusted EBITDA	$20,905	$182,732

(1)
For 2020, these costs were due to the significant adverse change to the demand for the Company’s services in connection with a sharp decline in the price of oil. For 2019, these costs were due primarily to the dissolution of our divested service lines.

(2)
For 2020, the losses were primarily due to sales of underutilized or obsolete property and equipment. For 2019, these costs primarily related to losses on divestitures and related sales of property and equipment in connection with the wind-down of former services lines.

(3)
For 2020, these costs were primarily related to certain subsidiaries acquired in the Rockwater Merger as well as legal related due diligence costs. For 2019, these costs primarily related to the dissolution of our divested service lines as well as certain rebranding costs.

EBITDA was ($299.4) million for the year ended December 31, 2020 compared to $129.4 million for the year ended December 31, 2019. Adjusted EBITDA was $20.9 million for the year ended December 31, 2020 compared to $182.7 million for the year ended December 31, 2019. The decreases in EBITDA and Adjusted EBITDA resulted from a decrease in our revenues and gross profit, as discussed above.
Liquidity and Capital Resources
Overview
The impacts of the COVID-19 pandemic on oil prices and the resulting sharp decline in U.S. onshore drilling and completion activity, and the uncertainty about the timing of a recovery, have had, and will likely continue to have, a negative impact on our financial results in the coming quarters. We have taken and continue to take actions to manage costs and cash, including but not limited to significantly reducing headcount, cutting salaries, closing operational yards, reducing capital expenditures, streamlining operational and back-office functions, selling excess equipment, deferring payroll tax payments in accordance with the CARES Act and deferring applicable lease payments.
Our primary sources of liquidity are cash on hand, borrowing capacity under our current Credit Agreement and cash flows from operations. Our primary uses of capital have been to maintain our asset base, implement technological advancements, make capital expenditures to support organic growth, fund acquisitions, and when appropriate, repurchase shares of Class A common stock in the open market. Depending on market conditions and other factors, we may also issue debt and equity securities if needed.
As of December 31, 2020, we had no outstanding bank debt and a positive net cash position. We prioritize sustained positive free cash flow and a strong balance sheet, and evaluate potential acquisitions and investments in the context of those priorities, in addition to the economics of the opportunity. We believe this approach provides us with additional flexibility to evaluate larger investments as well as improved resilience in a sustained downturn versus many of our peers.
We intend to finance most of our capital expenditures, contractual obligations and working capital needs with cash on hand, cash generated from operations and borrowings under our Credit Agreement. For a discussion of the Credit Agreement, see “— Credit Agreement” below. Although we cannot provide any assurance, we believe that our current cash balance, operating cash flow and available borrowings under our Credit Agreement will be sufficient to fund our operations for at least the next twelve months.
As of December 31, 2020, cash and cash equivalents totaled $169.0 million and we had approximately $80.8 million of available borrowing capacity under our Credit Agreement. As of December 31, 2020, the borrowing base under the Credit Agreement was $96.4 million, we had no outstanding borrowings, and outstanding letters of credit totaled $15.6 million. The significant reduction in our borrowing base since December 31, 2019 was primarily driven by the meaningful reductions in our accounts receivable, which represent the primary collateral for the borrowing base, due to largely successful collections efforts combined with significantly reduced revenue levels. As of February 22, 2021, we had no outstanding borrowings, the borrowing base under the Credit Agreement was $121.1 million, the outstanding letters of credit totaled $15.6 million, and the available borrowing capacity under the Credit Agreement was $105.5 million.
Cash Flows
The following table summarizes our cash flows for the years ended December 31, 2020 and 2019. The summary of our cash flows for the years ended December 31, 2019 and 2018 is set forth in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Cash Flow Changes Between the Years Ended December 31, 2020 and 2019
	Year ended December 31,		Change
	2020	2019	Dollars	Percentage
	(in thousands)
Net cash provided by operating activities	$105,810	$203,948	$(98,138)	(48.1)%
Net cash used in investing activities	(5,393)	(77,357)	71,964	93.0%
Net cash used in financing activities	(10,710)	(64,690)	53,980	83.4%
Subtotal	89,707	61,901
Effect of exchange rate changes on cash and cash equivalents	64	130	(66)	NM
Net increase in cash and cash equivalents	$89,771	$62,031
Operating Activities.   Net cash provided by operating activities was $105.8 million for the year ended December 31, 2020, compared to net cash provided by operating activities of $203.9 million for the year ended December 31, 2019. The $98.1 million decrease in net cash provided by operating activities related primarily to decreased net income resulting from the adverse change to the demand for the Company’s services in connection with a significant decline in the price of oil, partially offset by increased cash inflows from reduced working capital balances.

Investing Activities.   Net cash used in investing activities was $5.4 million for the year ended December 31, 2020, compared to $77.4 million for the year ended December 31, 2019. The $72.0 million decrease in net cash used in investing activities was primarily due to an $88.9 million reduction in purchases of property and equipment, a $10.0 million reduction in acquisitions and a $1.2 million increase in proceeds received from sales of property and equipment partially offset by a $24.7 million decrease of proceeds primarily related to the divestiture and wind-down of our Affirm subsidiary and the sand hauling and Canadian operations and a $3.0 million investment in note receivable in 2020.
Financing Activities.   Net cash used in financing activities was $10.7 million for the year ended December 31, 2020, compared to net cash used in financing activities of $64.7 million for the year ended December 31, 2019. The $54.0 million decrease in net cash used in financing activities was primarily due to $45.0 million of net debt repayments in the year ended December 31, 2019, compared to zero in the year ended December 31, 2020, and a $7.7 million decrease in repurchases of shares of Class A Common Stock during the year ended December 31, 2020, compared to the year ended December 31, 2019.
Credit Agreement
On November 1, 2017, in connection with the closing of the Rockwater Merger (the “Closing”), SES Holdings and Select LLC entered into a $300.0 million senior secured revolving credit facility (the “Credit Agreement”), by and among SES Holdings, as parent, Select LLC, as borrower, certain of SES Holdings’ subsidiaries, as guarantors, each of the lenders party thereto and Wells Fargo Bank, N.A., as administrative agent, issuing lender and swingline lender (the “Administrative Agent”). The Credit Agreement has a sublimit of $40.0 million for letters of credit and a sublimit of $30.0 million for swingline loans. The maturity date of the Credit Agreement is the earlier of (a) November 1, 2022, and (b) the termination in whole of the Commitments pursuant to Section 2.1(b) of Article VII of the Credit Agreement.
The Credit Agreement permits extensions of credit up to the lesser of $300.0 million and a borrowing base that is determined by calculating the amount equal to the sum of (i) 85.0% of the Eligible Billed Receivables (as defined in the Credit Agreement), plus (ii) 75.0% of Eligible Unbilled Receivables (as defined in the Credit Agreement), provided that this amount will not equal more than 35.0% of the borrowing base, plus (iii) the lesser of (A) the product of 70.0% multiplied by the value of Eligible Inventory (as defined in the Credit Agreement) at such time and (B) the product of 85.0% multiplied by the Net Recovery Percentage (as defined in the Credit Agreement) identified in the most recent Acceptable Appraisal of Inventory (as defined in the Credit Agreement), multiplied by the value of Eligible Inventory at such time, provided that this amount will not equal more than 30.0% of the borrowing base, minus (iv) the aggregate amount of Reserves (as defined in the Credit Agreement), if any, established by the Administrative Agent from time to time, including, if any, the amount of the Dilution Reserve (as defined in the Credit Agreement). The borrowing base is calculated on a monthly basis pursuant to a borrowing base certificate delivered by Select LLC to the Administrative Agent.
Borrowings under the Credit Agreement bear interest, at Select LLC’s election, at either the (a) one-, two-, three- or six-month LIBOR (“Eurocurrency Rate”) or (b) the greatest of (i) the federal funds rate plus 0.5%, (ii) the one-month Eurocurrency Rate plus 1.0% and (iii) the Administrative Agent’s prime rate (the “Base Rate”), in each case plus an applicable margin, and interest shall be payable monthly in arrears. The applicable margin for Eurocurrency Rate loans ranges from 1.50% to 2.00% and the applicable margin for Base Rate loans ranges from 0.50% to 1.00%, in each case, depending on Select LLC’s average excess availability under the Credit Agreement. During the continuance of a bankruptcy event of default, automatically and during the continuance of any other default, upon the Administrative Agent’s or the required lenders’ election, all outstanding amounts under the Credit Agreement will bear interest at 2.00% plus the otherwise applicable interest rate.
The obligations under the Credit Agreement are guaranteed by SES Holdings and certain subsidiaries of SES Holdings and Select LLC and secured by a security interest in substantially all of the personal property assets of SES Holdings, Select LLC and their domestic subsidiaries.
The Credit Agreement contains certain customary representations and warranties, affirmative and negative covenants and events of default. If an event of default occurs and is continuing, the lenders may declare all amounts outstanding under the Credit Agreement to be immediately due and payable.

In addition, the Credit Agreement restricts SES Holdings’ and Select LLC’s ability to make distributions on, or redeem or repurchase, its equity interests, except for certain distributions, including distributions of cash so long as, both at the time of the distribution and after giving effect to the distribution, no default exists under the Credit Agreement and either (a) excess availability at all times during the preceding 30 consecutive days, on a pro forma basis and after giving effect to such distribution, is not less than the greater of (1) 25.0% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (2) $37.5 million or (b) if SES Holdings’ fixed charge coverage ratio is at least 1.0 to 1.0 on a pro forma basis, and excess availability at all times during the preceding 30 consecutive days, on a pro forma basis and after giving effect to such distribution, is not less than the greater of (1) 20.0% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (2) $30.0 million. Additionally, the Credit Agreement generally permits Select LLC to make distributions to allow the Company to make payments required under the existing Tax Receivable Agreements.
The Credit Agreement also requires SES Holdings to maintain a fixed charge coverage ratio of at least 1.0 to 1.0 at any time availability under the Credit Agreement is less than the greater of (i) 10.0% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (ii) $15.0 million and continuing through and including the first day after such time that availability under the Credit Agreement has equaled or exceeded the greater of (i) 10.0% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (ii) $15.0 million for 60 consecutive calendar days.
We were in compliance with all debt covenants as of December 31, 2020.
Off-Balance Sheet Arrangements
As of December 31, 2020, we had no material off-balance sheet arrangements. As such, we are not exposed to any material financing, liquidity, market or credit risk that could arise if we had engaged in such financing arrangements.
Contractual Obligations
The table below provides estimates of the timing of future payments that we are obligated to make based on agreements in place at December 31, 2020.
	Payments Due by Period
Contractual Obligations	Year 1	Years 2 – 3	Years 4 – 5	More than 5 years	Total
	(in thousands)
Estimated interest payments	$1,515	$1,262	$—	$—	$2,777
Operating lease obligations	17,478	25,814	21,494	22,907	87,693
Finance lease obligations	315	95	—	—	410
Total	$19,308	$27,171	$21,494	$22,907	$90,880
Tax Receivable Agreements
We intend to fund any obligation under the Tax Receivable Agreements with cash from operations or borrowings under our Credit Agreement. With respect to obligations under each of our Tax Receivable Agreements (except in cases where we elect to terminate the Tax Receivable Agreements early, the Tax Receivable Agreements are terminated early due to certain mergers or other changes of control or we have available cash but fail to make payments when due), generally we may elect to defer payments due under the Tax Receivable Agreements if we do not have available cash to satisfy our payment obligations under the Tax Receivable Agreements or if our contractual obligations limit our ability to make these payments. Any such deferred payments under the Tax Receivable Agreements generally will accrue interest.
We intend to account for any amounts payable under the Tax Receivable Agreements in accordance with Accounting Standards Codification (“ASC”) Topic 450, Contingent Consideration. For further discussion regarding such an acceleration and its potential impact, please read “Item 1A. Risk Factors — Risks Related to Our Organizational Structure — In certain cases, payments under the Tax

Receivable Agreements may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreements.”
We have assessed the amount of any liability under the Tax Receivable Agreements required under the provisions of ASC 450 in connection with preparing the consolidated financial statements. We determined that there was no liability related to the Tax Receivable Agreements arising from the corporate reorganization and subsequent exchanges as of December 31, 2020, due to there not being any payments under the Tax Receivable Agreements that are probable under the provisions of ASC 450 within the foreseeable future. The Company would generally expect to recognize the liability under the Tax Receivable Agreements as probable in conjunction with the conclusion that deferred tax assets are more likely than not to be realized and, therefore, part or all of the valuation allowance on the deferred tax assets is released. We believe this correlation is appropriate given the relationship between the likelihood of realization of deferred tax assets and the probability of utilization of certain tax benefits that are subject to the Tax Receivable Agreements.
Critical Accounting Policies and Estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures about any contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Our critical accounting policies are described below to provide a better understanding of how we develop our assumptions and judgments about future events and related estimations and how they can impact our financial statements. The following accounting policies involve critical accounting estimates because they are dependent on our judgment and assumptions about matters that are inherently uncertain.
We base our estimates on historical experience and on various other assumptions we believe to be reasonable according to the current facts and circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Estimates and assumptions about future events and their effects are subject to uncertainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained, and as the business environment in which we operate changes. We believe the current assumptions, judgments and estimates used to determine amounts reflected in our consolidated financial statements are appropriate, however, actual results may differ under different conditions. This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included in this Annual Report.
Goodwill and other intangible assets:   The purchase price of acquired businesses is allocated to its identifiable assets and liabilities based upon estimated fair values as of the acquisition date. Goodwill and other intangible assets are initially recorded at their fair values. Goodwill represents the excess of the purchase price of acquisitions over the fair value of the net assets acquired in a business combination. Our goodwill at December 31, 2020 and 2019, totaled zero and $266.9 million, respectively. Goodwill and other intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets with finite useful lives are amortized either on a straight-line basis over the asset’s estimated useful life or on a basis that reflects the pattern in which the economic benefits of the intangible assets are realized.
Impairment of goodwill, long-lived assets and intangible assets:   Long-lived assets, such as property and equipment and finite-lived intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Recoverability is measured by a comparison of their carrying amount to the estimated undiscounted cash flows to be generated by those assets. If the undiscounted cash flows are less than the carrying amount, we record impairment losses for the excess of their carrying value over the estimated fair value. Fair value is determined, in part, by the estimated cash flows to be generated by those assets. Our cash flow estimates are based upon, among other things, historical results adjusted to reflect our best estimate of future market rates, utilization levels, and operating performance. Development of future cash flows also requires management to make assumptions and to apply judgment, including the timing of future expected cash flows, using the appropriate discount rates and determining salvage values. The estimate of fair value represents our best estimates of these factors based on current industry trends and reference to market transactions and is subject to variability. Assets are generally grouped at the lowest level of identifiable cash flows. We operate within the oilfield service industry, and the cyclical nature of the oil and gas industry that we serve and our estimates of the period over which future cash flows will be generated, as well as the predictability of these cash flows, can have a significant impact on the estimated fair value of these assets and, in periods of prolonged down cycles, may result in impairment charges. Changes to our key assumptions related to future performance, market conditions and other economic factors could adversely affect our impairment valuation. During the year ended December 31, 2020, we impaired $7.9 million of property and equipment because the carrying values were deemed not recoverable and were comprised of leasehold improvements related to abandoned facilities, abandonment of certain saltwater and fresh water wells and obsolete machinery and equipment. During the year ended December 31, 2019, we impaired $3.7 million of property and equipment as the carrying values were deemed not recoverable, including $1.1 million of pipelines with low utilization, $1.0 million of layflat hose considered obsolete, $0.9 million related to divesting Canadian fixed assets, and $0.6 million related to an owned facility for sale.
We conduct our annual goodwill impairment tests in the fourth quarter of each year, and whenever impairment indicators arise, by examining relevant events and circumstances which could have a negative impact on our goodwill, such as macroeconomic conditions, industry and market conditions, cost factors that have a negative effect on earnings and cash flows, overall financial performance, acquisitions and divestitures and other relevant entity-specific events. If a qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then we would be required to perform a quantitative impairment test for goodwill comparing the reporting unit’s carrying value to its fair value. The Company’s reporting units are based on its organizational and reporting structure. In determining fair values for the reporting units, the Company relies primarily on the income, market and cost approaches for valuation. In the income approach, the Company discounts predicted future cash flows using a weighted-average cost of capital calculation based on publicly-traded peer companies. In the market approach, valuation multiples are developed from both publicly-traded peer companies as well as other company transactions. The cost approach considers replacement cost as the primary indicator of value.
If the fair value of a reporting unit is less than its carrying value, impairment is calculated based on the difference between the fair value and carrying value in accordance with our early adoption of Accounting Standards Update (“ASU”) 2017-04 — Simplifying the Test for Goodwill Impairment. Application of the goodwill impairment test requires judgment, including the identification of reporting units, allocation of assets (including goodwill) and liabilities to reporting units and determining the fair value. The determination of reporting unit fair value relies upon certain estimates and assumptions that are complex and are affected by numerous factors, including the general economic environment and levels of E&P activity of oil and gas companies, our financial performance and trends and our strategies and business plans, among others. Unanticipated changes, including immaterial revisions, to these assumptions could result in a provision for impairment in a future period. Given the nature of these evaluations and their application to specific assets and time frames, it is not possible to reasonably quantify the impact of changes in these assumptions. During the first quarter of 2020, we recorded $266.9 million of goodwill impairment due to the significant decline in oil prices coupled with the uncertainty associated with future recovery. This impairment brought our goodwill balance to zero. During the first quarter of 2019, we recorded $4.4 million of goodwill impairment in connection with divesting and winding down our Affirm subsidiary. During the year ended December 31, 2019, the fair values of our reporting units were greater than the carrying values resulting in no additional impairment. Although we believe the historical assumptions and estimates we have made are reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results.
Self-insurance:   We self-insure, through deductibles and retentions, up to certain levels for losses related to general liability, workers’ compensation and employer’s liability, vehicle liability, and effective June 1, 2020, health insurance. Our exposure (i.e. the retention or deductible) per occurrence is $2.0 million for general liability, $1.0 million for workers’ compensation and employer’s liability, $2.0 million for vehicle liability and $0.2 million for health insurance. We also have an excess loss policy over these coverages with a limit of $100.0 million in the aggregate. Management regularly reviews its estimates of reported and unreported claims and provides for losses through reserves. We use actuarial estimates to record our liability for future periods. If the number of claims or the costs associated with those claims were to increase significantly over our estimates, additional charges to earnings could be necessary to cover required payments. As of December 31, 2020, we estimate the range of exposure to be from $12.9 million to $14.9 million and have recorded liabilities of $13.9 million, which represents management’s best estimate of probable loss related to workers’ compensation and employer’s liability, and vehicle liability. Additionally, as of December 31, 2020, accrued health insurance and accrued general liabilities were $1.7 million and $0.5 million, respectively.
Recent Accounting Pronouncements
Recent accounting pronouncements:   In June 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends GAAP by introducing a new impairment model for financial instruments that is based on expected credit losses rather than incurred credit losses. The new impairment model applies to most financial assets, including trade accounts receivable. The amendments are effective for interim and annual reporting periods beginning after December 15, 2019 and requires a modified retrospective transition approach. After reviewing the new standard and reexamining current and prior year bad debt expense from trade receivables, as well as updating future expectations, the adoption of the new standard in the first quarter of 2020 did not have a material impact to the Company’s financial statements.
In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes” (“ASU 2019-12”), which simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. We adopted ASU 2019-12 in the third quarter of 2020 and elected all aspects of this standard as of the beginning of 2020. The adoption did not have a material impact to the Company’s financial statements.
ITEM 7A.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The demand, pricing and terms for oilfield services provided by us are largely dependent upon the level of drilling and completion activity in the U.S. oil and gas industry. The level of drilling and completion activity is influenced by numerous factors over which we have no control, including, but not limited to: global health events, including the COVID-19 pandemic; the supply of and demand for oil and gas; current price levels as well as expectations about future prices of oil and gas; the magnitude and timing of capital spending by our customers; the cost of exploring for, developing, producing and delivering oil and gas; the extent to which our E&P customers choose to drill and complete new wells to offset decline from their existing wells; the extent to which our E&P customers choose to invest to grow production; discoveries of new oil and gas reserves; available storage capacity and pipeline and other transportation capacity; weather conditions; domestic and worldwide economic conditions; political instability in oil-producing countries; environmental regulations; technical advances in alternative forms of energy (e.g. wind and solar electricity, electric vehicles) that encourage substitution for or displacement of oil and gas consumption in end-use markets; the price and availability of alternative fuels; the ability of oil and gas producers to raise equity capital and debt financing; merger and acquisition activity and consolidation in our industry, and other factors.
Any combination of these factors that results in sustained low oil and gas prices and, therefore, lower capital spending and / or reduced drilling and completion activity by our customers, would likely have a material adverse effect on our business, financial condition, results of operations and cash flows.
Interest Rate Risk
At December 31, 2020, we had no outstanding borrowings under our Credit Agreement. As of February 22, 2021, we had no outstanding borrowings and $105.5 million of available borrowing capacity under our Credit Agreement. Interest is calculated under the terms of our Credit Agreement based on our selection, from time to time, of one of the index rates available to us plus an applicable margin that varies based on certain factors. We do not currently have or intend to enter into any derivative arrangements to protect against fluctuations in interest rates applicable to our outstanding indebtedness.

Foreign Currency Exchange Risk
We have been exposed to fluctuations between the U.S. dollar and the Canadian dollar with regard to the activities of our former Canadian subsidiary, which had designated the Canadian dollar as its functional currency. With the divestitures of our Canadian operations, we anticipate minimal future exposure to foreign currency exchange risk.
ITEM 8.
FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The report of our independent registered public accounting firm and our consolidated financial statements and supplementary data are included in this Annual Report beginning on page F-1.
ITEM 9.
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.
ITEM 9A.
CONTROLS AND PROCEDURES

Disclosure Controls and Procedures
We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer (“CEO”) (principal executive officer) and chief financial officer (“CFO”) (principal financial officer), as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well-designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.
As required by SEC Rule 13a-15(b), we carried out an evaluation, under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of our disclosure controls and procedures as of December 31, 2020. Based on their evaluation, the Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective at a reasonable level of assurance as of December 31, 2020.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officers, or persons performing similar functions, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2020. Grant Thornton LLP, an independent registered public accounting firm, audited the effectiveness of our internal control over financial reporting as of December 31, 2020.
Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)) during the quarter ended December 31, 2020 which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Select Energy Services, Inc.
Opinion on internal control over financial reporting
We have audited the internal control over financial reporting of Select Energy Services, Inc. (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in the 2013 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in the 2013 Internal Control — Integrated Framework issued by COSO.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended December 31, 2020, and our report dated February 24, 2021 expressed an unqualified opinion on those financial statements.
Basis for opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and limitations of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ GRANT THORNTON LLP
Dallas, Texas
February 24, 2021

ITEM 9B.
OTHER INFORMATION

None.

PART III
ITEM 10.
DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required in response to this Item 10 will be set forth in our definitive proxy statement for the 2021 annual meeting of stockholders and is incorporated herein by reference.
ITEM 11.
EXECUTIVE COMPENSATION

The information required in response to this Item 11 will be set forth in our definitive proxy statement for the 2021 annual meeting of stockholders and is incorporated herein by reference.
ITEM 12.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required in response to this Item 12 will be set forth in our definitive proxy statement for the 2021 annual meeting of stockholders and is incorporated herein by reference.
ITEM 13.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required in response to this Item 13 will be set forth in our definitive proxy statement for the 2021 annual meeting of stockholders and is incorporated herein by reference.
ITEM 14.
PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required in response to this Item 14 will be set forth in our definitive proxy statement for the 2021 annual meeting of stockholders and is incorporated herein by reference.
PART IV
ITEM 15.
EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

(a)(1) and (a)(2) Financial Statements and Financial Statement Schedules
Our consolidated financial statements are incorporated under Item 8 of this Annual Report. For a listing of these statements and accompanying notes, see “Index to Financial Statements” on Page F-1 of this Annual Report.
(a)(3) Exhibits
The exhibits required to be filed or furnished under Item 15 of this Annual Report are set forth below in the Exhibit Index included within this Annual Report.

EXHIBIT INDEX
Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of July 18, 2017, by and among Select Energy Services, Inc., SES Holdings, LLC, Raptor Merger Sub, Inc., Raptor Merger Sub, LLC, Rockwater Energy Solutions, Inc. and Rockwater Energy Solutions, LLC (incorporated by reference herein to Exhibit 2.1 to Select Energy Services, Inc.’s Current Report on Form 8-K, filed July 19, 2017 (File No. 001-38066)).
3.1	Fourth Amended and Restated Certificate of Incorporation of Select Energy Services, Inc. (incorporated by reference herein to Exhibit 3.1 to Select Energy Services, Inc.’s Current Report on Form 8-K, filed May 15, 2019 (File No. 001-38066)).
3.2	Second Amended and Restated Bylaws of Select Energy Services, Inc. (incorporated by reference herein to Exhibit 3.2 to Select Energy Services, Inc.’s Current Report on Form 8-K, filed May 15, 2019 (File No. 001-38066)).
4.1	Form of Stock Certificate (incorporated by reference herein to Exhibit 4.1 to Select Energy Services, Inc.’s Registration Statement on Form S-1, filed March 2, 2017 (Registration No. 333-216404)).
4.2	Amended and Restated Registration Rights Agreements, dated as of July 18, 2017, by and among Select Energy Services, Inc., SES Legacy Holdings, LLC, Crestview Partners II SES Investment B, LLC, SCF-VI, L.P., SCF-VII, L.P., SCF-VII(A), L.P. and WDC Aggregate LLC (incorporated by reference herein to Exhibit 4.1 to Select Energy Services, Inc.’s Current Report on Form 8-K, filed July 19, 2017 (File No. 001-38066)).
4.3	Registration Rights Agreement, dated December 20, 2016, by and between Select Energy Services, Inc. and FBR Capital Markets & Co. (incorporated by reference herein to Exhibit 4.3 to Select Energy Services, Inc.’s Registration Statement on Form S-1, filed March 2, 2017 (Registration No. 333-216404)).
4.4	Assignment and Assumption Agreement, dated November 1, 2017, by and between Select Energy Services, Inc. and Rockwater Energy Solutions, Inc. (incorporated by reference herein to Exhibit 4.1 to Select Energy Services, Inc.’s Current Report on Form 8-K, filed November 2, 2017 (File No. 001-38066)).
4.5	Registration Rights Agreement, dated February 16, 2017, by and between Rockwater Energy Solutions, Inc. and FBR Capital Markets & Co. (incorporated by reference herein to Exhibit 4.2 to Select Energy Services, Inc.’s Current Report on Form 8-K, filed November 2, 2017 (File No. 001-38066)).
4.6	Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934, amended (incorporated by reference herein to Exhibit 4.6 to Select Energy Services, Inc.’s Annual Report on Form 10-K, filed February 25, 2020 (File No. 001-38066)).
10.1	Credit Agreement, dated November 1, 2017, by and among Select Energy Services, LLC, SES Holdings, LLC, Wells Fargo Bank, N.A., as administrative agent, and the lenders named therein (incorporated by reference herein to Exhibit 10.1 to Select Energy Services, Inc.’s Current Report on Form 8-K, filed November 2, 2017 (File No. 001-38066)).
†10.2	Select Energy Services, Inc. 2016 Equity Incentive Plan (incorporated by reference herein to Exhibit 10.3 to Select Energy Services, Inc.’s Registration Statement on Form S-1, dated March 2, 2017 (Registration No. 333-216404)).
†10.3	First Amendment to Select Energy Services, Inc. 2016 Equity Incentive Plan (incorporated by reference herein to Exhibit 10.2 to Select Energy Services, Inc.’s Quarterly Report on Form 10-Q, filed August 11, 2017 (File No. 001-38066)).
†10.4	Second Amendment to Select Energy Services, Inc. 2016 Equity Incentive Plan (incorporated by reference herein to Exhibit 10.1 to Select Energy Services, Inc.’s Current Report on Form 8-K, filed May 14, 2020 (File No. 001-38066)).

Exhibit Number	Description
†10.5	Form of Indemnification Agreement (incorporated by reference herein to Exhibit 10.4 to Select Energy Services, Inc.’s Registration Statement on Form S-1, dated March 2, 2017 (Registration No. 333-216404)).
10.6	Tax Receivable Agreement, dated December 19, 2016, by and among Select Energy Services, Inc., SES Legacy Holdings, LLC and Crestview Partners II GP, L.P. (incorporated by reference herein to Exhibit 10.5 to Select Energy Services, Inc.’s Registration Statement on Form S-1, dated March 2, 2017 (Registration No. 333-216404)).
10.7	Amendment No. 1 to Tax Receivable Agreement, dated July 18, 2017, by and among Select Energy Services, Inc., SES Legacy Holdings, LLC and Crestview Partners II GP, L.P. (incorporated by reference herein to Exhibit 10.3 to Select Energy Services, Inc.’s Quarterly Report on Form 10-Q, filed August 11, 2017 (File No. 001-38066)).
10.8	Tax Receivable Agreement, dated December 19, 2016, by and among Select Energy Services, Inc., Crestview Partners II SES Investment B, LLC and Crestview Partners II GP, L.P. (incorporated by reference herein to Exhibit 10.6 to Select Energy Services, Inc.’s Registration Statement on Form S-1, dated March 2, 2017 (Registration No. 333-216404)).
10.9	Amendment No. 1 to Tax Receivable Agreement, dated July 18, 2017, by and among Select Energy Services, Inc., Crestview Partners II SES Investment B, LLC and Crestview Partners II GP, L.P. (incorporated by reference herein to Exhibit 10.4 to Select Energy Services, Inc.’s Quarterly Report on Form 10-Q, filed August 11, 2017 (File No. 001-38066)).
10.10	Eighth Amended and Restated Limited Liability Company Agreement of SES Holdings, LLC (incorporated by reference herein to Exhibit 10.9 to Select Energy Services, Inc.’s Registration Statement on Form S-1, dated March 2, 2017 (Registration No. 333-216404)).
10.11	Amendment No. 1 to Eighth Amended and Restated Limited Liability Company Agreement of SES Holdings, LLC. (incorporated by reference herein to Exhibit 10.10 to Select Energy Services, Inc.’s Annual Report on Form 10-K, filed March 1, 2019 (File No. 001-38066)).
†10.12	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement under the Select Energy Services, Inc. 2016 Equity Incentive Plan (incorporated by reference herein to Exhibit 4.4 to Select Energy Services, Inc.’s Registration Statement on Form S-8, filed April 28, 2017 (Registration No. 333-217561)).
†10.13	Form of Stock Option Agreement under the Select Energy Services, Inc. 2016 Equity Incentive Plan (incorporated by reference herein to Exhibit 10.10 to Select Energy Services, Inc.’s Registration Statement on Form S-1, dated March 2, 2017 (Registration No. 333-216404)).
†10.14	Form of Restricted Stock Grant Notice and Restricted Stock Agreement under the Select Energy Services, Inc. 2016 Equity Incentive Plan (incorporated by reference herein to Exhibit 10.13 to Select Energy Services, Inc.’s Annual Report on Form 10-K, filed March 1, 2019 (File No. 001-38066)).
†10.15	Form of Performance Share Unit Grant Notice and Performance Share Unit Agreement under the Select Energy Services, Inc. 2016 Equity Incentive Plan (incorporated by reference herein to Exhibit 10.14 to Select Energy Services, Inc.’s Annual Report on Form 10-K, filed March 1, 2019 (File No. 001-38066)).
†10.16	Global Amendment to Performance Share Unit Grant Notices and Agreements (incorporated by reference herein to Exhibit 10.1 to Select Energy Services, Inc.’s Current Report on Form 8-K, filed January 24, 2020 (File No. 001-38066)).
†10.17	Form of Stock Option Agreement for John Schmitz under the Select Energy Services, Inc. 2016 Equity Incentive Plan (incorporated by reference herein to Exhibit 10.15 to Select Energy Services, Inc.’s Annual Report on Form 10-K, filed March 1, 2019 (File No. 001-38066)).
†10.18	Form of Success Bonus Agreement under the Select Energy Services, Inc. 2016 Equity

Exhibit Number	Description
Incentive Plan (incorporated by reference herein to Exhibit 10.12 to Select Energy Services, Inc.’s Quarterly Report on Form 10-Q, filed May 19, 2017 (File No. 001-38066)).
†10.19	Select Energy Services, Inc. Employee Stock Purchase Plan (incorporated by reference herein to Exhibit 4.3 to Select Energy Services, Inc.’s Registration Statement on Form S-8, filed February 1, 2018 (Registration No. 333-222816)).
†10.20	Employment Agreement between Holli C. Ladhani and Rockwater Energy Solutions, Inc., dated June 1, 2011 (incorporated by reference herein to Exhibit 10.18 to Select Energy Services, Inc.’s Annual Report on Form 10-K, filed March 1, 2019 (File No. 001-38066)).
†10.21	First Amendment to Employment Agreement between Holli Ladhani, Rockwater Energy Solutions, LLC and Select Energy Services, LLC, dated February 21, 2020 (incorporated by reference herein to Exhibit 10.20 to Select Energy Services, Inc.’s Annual Report on Form 10-K, filed February 25, 2020 (File No. 001-38066)).
†10.22	Employment Agreement between Paul Pistono and Rockwater Energy Solutions, Inc., dated September 4, 2012 (incorporated by reference herein to Exhibit 10.20 to Select Energy Services Inc.’s Annual Report on Form 10-K, filed March 1, 2019 (File No. 001-38066)).
†10.23	First Amendment to Employment Agreement between Paul Pistono, Rockwater Energy Solutions, LLC and Rockwater Energy Solutions Administrative Services, LLC, dated February 21, 2020 (incorporated by reference herein to Exhibit 10.22 to Select Energy Services, Inc.’s Annual Report on Form 10-K, filed February 25, 2020 (File No. 001-38066)).
†10.24	Employment Agreement between Michael Skarke and Select Energy Services, LLC, dated January 14, 2019 (incorporated by reference herein to Exhibit 10.22 to Select Energy Services, Inc.’s Annual Report on Form 10-K, filed March 1, 2019 (File No. 001-38066)).
†10.25	Employment Agreement between Nick Swyka and Select Energy Services, LLC, dated March 1, 2019 (incorporated by reference herein to Exhibit 10.23 to Select Energy Services, Inc.’s Annual Report on Form 10-K, filed March 1, 2019 (File No. 001-38066)).
†10.26	Employment Agreement between Adam Law and Select Energy Services, LLC, dated March 1, 2019 (incorporated by reference herein to Exhibit 10.24 to Select Energy Services, Inc.’s Annual Report on Form 10-K, filed March 1, 2019 (File No. 001-38066)).
†10.27	Separation and Consulting Agreement by and between Select Energy Services, LLC and Mitchell M. Shauf, dated August 31, 2020 (incorporated by reference herein to Exhibit 10.1 to Select Energy Services, Inc.’s Quarterly Report on Form 10-Q, filed November 4, 2020 (File No. 001-38066)).
†10.28	Global Amendment to Performance Share Unit Grant Notices and Agreements (incorporated by reference herein to Exhibit 10.1 to Select Energy Services, Inc.’s Current Report on Form 8-K, filed January 24, 2020 (File No. 001-38066)).
†10.29	Form of Letter Agreement (incorporated by reference herein to Exhibit 10.2 to Select Energy Services, Inc.’s Current Report on Form 8-K, filed May 14, 2020 (File No. 001-38066)).
†10.30	Form of Performance Share Unit Grant Notice and Performance Share Unit Agreement — Adjusted Free Cash Flow — under the Select Energy Services, Inc. 2016 Equity Incentive Plan (incorporated by reference herein to Exhibit 10.2 to Select Energy Services, Inc.’s Quarterly Report on Form 10-Q, filed May 6, 2020 (File No. 001-38066)).
†10.31	Form of Performance Share Unit Grant Notice and Performance Share Unit Agreement — Return on Assets — under the Select Energy Services, Inc. 2016 Equity Incentive Plan (incorporated by reference herein to Exhibit 10.3 to Select Energy Services, Inc.’s Quarterly Report on Form 10-Q, filed May 6, 2020 (File No. 001-38066)).
*21.1	List of subsidiaries of Select Energy Services, Inc.
*23.1	Consent of Grant Thornton LLP.
*31.1	Certification of the Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a).

Exhibit Number	Description
*31.2	Certification of the Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a).
*32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, furnished herewith.
*32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, furnished herewith.
*101	Interactive Data Files
*101.INS	iXBRL Instance Document.
*101.SCH	iXBRL Taxonomy Extension Schema Document.
*101.CAL	iXBRL Taxonomy Extension Calculation Linkbase Document.
*101.DEF	iXBRL Taxonomy Extension Definition Linkbase Document.
*101.LAB	iXBRL Taxonomy Extension Label Linkbase Document.
*101.PRE	iXBRL Taxonomy Extension Presentation Linkbase Document.
*101	The following materials from Select Energy Services, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2020 formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statements of Comprehensive Income (Loss); (iv) Consolidated Statements of Changes in Equity; (v) Consolidated Statements of Cash Flows; and (vi) Notes to Consolidated Financial Statements.
104	104 Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*
Filed or furnished with this Annual Report on Form 10-K.

†
Management contract or compensatory plan or arrangement.

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Select Energy Services, Inc.
Dated: February 24, 2021	/s/ JOHN D. SCHMITZ John D. Schmitz Chairman, President and Chief Executive Officer
Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities indicated on February 24, 2021.
/s/ JOHN D. SCHMITZ John D. Schmitz	Chairman, President and Chief Executive Officer (Principal Executive Officer)
/s/ NICK L. SWYKA Nick L. Swyka	Chief Financial Officer and Senior Vice President (Principal Financial Officer)
/s/ BRIAN P. SZYMANSKI Brian P. Szymanski	Chief Accounting Officer (Principal Accounting Officer)
/s/ ROBERT V. DELANEY Robert V. Delaney	Director
/s/ TROY W. THACKER Troy W. Thacker	Director
/s/ DAVID C. BALDWIN David C. Baldwin	Director
/s/ DOUGLAS J. WALL Douglas J. Wall	Director
/s/ RICHARD A. BURNETT Richard A. Burnett	Director
/s/ KEITH O. RATTIE Keith O. Rattie	Director
/s/ DAVID A. TRICE David A. Trice	Director

INDEX TO FINANCIAL STATEMENTS
SELECT ENERGY SERVICES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Select Energy Services, Inc.
Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of Select Energy Services, Inc. (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in the 2013 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated February 24, 2021 expressed an unqualified opinion.
Basis for opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical audit matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Goodwill Impairment Assessment — Water Services and Water Infrastructure Reporting Units
As described further in Note 4 and Note 9 to the consolidated financial statements, during the year ended December 31, 2020, the Company recognized goodwill impairment of $266.9 million. Management evaluates goodwill for impairment on October 1 of each year, or more frequently to the extent events or conditions indicate a risk of possible impairment. Based on events occurring during the three months ended March 31, 2020, management, with the assistance of a third-party valuation specialist, performed a quantitative impairment assessment of each reporting unit to evaluate goodwill for impairment. As a result of the assessment performed, the Company recognized goodwill impairment charges of $186.5 million related to its Water Services reporting unit and $80.4 million related to its Water Infrastructure reporting unit, primarily due to changes in assumptions related to the projected future revenues and cash flows from the dates the goodwill was originally recorded. We identified the goodwill impairment assessment as a critical audit matter.
The principal considerations for our determination that the goodwill impairment assessment was a critical audit matter are that there was high estimation uncertainty due to significant judgments with respect to assumptions used to estimate the future revenues and cash flows, including revenue growth rates, operating expenses and cash outflows necessary to support the cash inflows, weighted-average costs of capital and future market conditions as well as the valuation methodologies applied by the Company. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to management’s forecasted future revenues and cash flows and evaluation of the reasonableness of the valuation models used. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.
Our audit procedures related to the goodwill impairment assessment included the following, among others. We tested the effectiveness of controls relating to management’s evaluation for goodwill impairment, including controls over the determination of the fair value of the reporting units. In addition to testing the effectiveness of controls, we also performed the following:
•
Utilized a valuation specialist to evaluate:

•
The methodologies used and whether they were acceptable for the underlying assets or operations and being applied correctly by performing an independent calculation,

•
The appropriateness of the discount rate by recalculating the weighted-average costs of capital and evaluating future market conditions,

•
Other significant assumptions, including the terminal growth rate, and

•
The qualifications of the third-party valuation specialist engaged by the Company based on their credentials and experience.

•
Tested the reasonableness of management’s process for determining the fair value of the reporting units, including the revenue growth rate, forecasted costs and operating margins by comparing such items to appropriate projections as well as historical operating results of the reporting units and by assessing the likelihood or capability of the reporting unit to undertake activities or initiatives underpinning significant drivers of growth in the forecasted period.

/s/ GRANT THORNTON LLP
We have served as the Company’s auditor since 2016.
Dallas, Texas
February 24, 2021

SELECT ENERGY SERVICES, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)
	As of December 31,
	2020	2019
Assets
Current assets
Cash and cash equivalents	$169,039	$79,268
Accounts receivable trade, net of allowance for credit losses of $9,157 and $5,773, respectively	129,392	267,628
Accounts receivable, related parties	69	4,677
Inventories	33,384	37,542
Prepaid expenses and other current assets	19,621	26,486
Total current assets	351,505	415,601
Property and equipment	878,902	1,015,379
Accumulated depreciation	(528,537)	(562,986)
Property and equipment held-for-sale, net	—	885
Total property and equipment, net	350,365	453,278
Right-of-use assets, net	52,331	70,635
Goodwill	—	266,934
Other intangible assets, net	116,079	136,952
Other long-term assets, net	5,079	4,220
Total assets	$875,359	$1,347,620
Liabilities and Equity
Current liabilities
Accounts payable	$12,995	$35,686
Accrued accounts payable	21,359	47,547
Accounts payable and accrued expenses, related parties	519	2,789
Accrued salaries and benefits	16,279	20,079
Accrued insurance	9,788	8,843
Sales tax payable	1,415	2,119
Accrued expenses and other current liabilities	12,077	15,375
Current operating lease liabilities	14,019	19,315
Current portion of finance lease obligations	307	128
Total current liabilities	88,758	151,881
Long-term operating lease liabilities	60,984	72,143
Other long-term liabilities	19,735	10,784
Total liabilities	169,477	234,808
Commitments and contingencies (Note 11)
Class A common stock, $0.01 par value; 350,000,000 shares authorized and 86,812,647 shares issued and outstanding as of December 31, 2020; 350,000,000 shares authorized and 87,893,525 shares issued and outstanding as of December 31, 2019	868	879
Class A-2 common stock, $0.01 par value; 40,000,000 shares authorized; no shares issued or outstanding as of December 31, 2020 and December 31, 2019	—	—
Class B common stock, $0.01 par value; 150,000,000 shares authorized and 16,221,101 shares issued and outstanding as of December 31, 2020 and December 31, 2019	162	162
Preferred stock, $0.01 par value; 50,000,000 shares authorized; no shares issued and outstanding as of December 31, 2020 and December 31, 2019	—	—
Additional paid-in capital	909,278	914,699
Accumulated (deficit) retained earnings	(317,247)	21,437
Total stockholders’ equity	593,061	937,177
Noncontrolling interests	112,821	175,635
Total equity	705,882	1,112,812
Total liabilities and equity	$875,359	$1,347,620
The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SELECT ENERGY SERVICES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)
	Year Ended December 31,
	2020	2019	2018
Revenue
Water Services	$319,766	$772,311	$896,783
Water Infrastructure	125,356	221,593	230,115
Oilfield Chemicals	159,983	268,614	259,791
Other	—	29,071	142,241
Total revenue	605,105	1,291,589	1,528,930
Costs of revenue
Water Services	291,734	598,405	681,546
Water Infrastructure	99,546	166,962	160,072
Oilfield Chemicals	143,550	230,434	233,454
Other	740	30,239	124,839
Depreciation and amortization	98,800	116,809	130,537
Total costs of revenue	634,370	1,142,849	1,330,448
Gross (loss) profit	(29,265)	148,740	198,482
Operating expenses
Selling, general and administrative	74,364	111,622	103,156
Depreciation and amortization	2,872	3,860	3,176
Impairment of goodwill and trademark	276,016	4,396	17,894
Impairment and abandonment of property and equipment	7,910	3,715	6,657
Impairment of cost-method investment	—	—	2,000
Lease abandonment costs	4,350	2,073	3,925
Total operating expenses	365,512	125,666	136,808
(Loss) income from operations	(394,777)	23,074	61,674
Other (expense) income
(Losses) gains on sales of property and equipment and divestitures, net	(2,815)	(11,626)	3,804
Interest expense, net	(2,136)	(2,688)	(5,311)
Foreign currency gain (loss), net	39	273	(1,292)
Other expense, net	(3,519)	(2,948)	(2,872)
(Loss) income before income tax benefit (expense)	(403,208)	6,085	56,003
Income tax benefit (expense)	1,476	(1,949)	(1,704)
Net (loss) income	(401,732)	4,136	54,299
Less: net loss (income) attributable to noncontrolling interests	63,048	(1,352)	(17,787)
Net (loss) income attributable to Select Energy Services, Inc.	$(338,684)	$2,784	$36,512
Net (loss) income per share attributable to common stockholders (Note 17):
Class A – Basic	$(3.98)	$0.03	$0.49
Class A-2 – Basic	$—	$—	$0.49
Class B – Basic	$—	$—	$—
Net (loss) income per share attributable to common stockholders (Note 17):
Class A – Diluted	$(3.98)	$0.03	$0.49
Class A-2 – Diluted	$—	$—	$0.49
Class B – Diluted	$—	$—	$—
The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SELECT ENERGY SERVICES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)
	Year Ended December 31,
	2020	2019	2018
Net (loss) income	$(401,732)	$4,136	$54,299
Other comprehensive (loss) income
Foreign currency translation adjustment, net of tax of $0	—	368	(670)
Comprehensive (loss) income	(401,732)	4,504	53,629
Less: comprehensive loss (income) attributable to noncontrolling interests	63,048	(1,472)	(17,568)
Comprehensive (loss) income attributable to Select Energy Services, Inc.	$(338,684)	$3,032	$36,061
The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SELECT ENERGY SERVICES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands, except share data)
	Class A Stockholders		Class A-2 Stockholders		Class B Stockholders		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity	Noncontrolling Interests	Total
	Shares	Class A Common Stock	Shares	Class A-2 Common Stock	Shares	Class B Common Stock
Balance as of December 31, 2017	59,182,176	592	6,731,845	67	40,331,989	404	673,141	(17,859)	302	656,647	406,722	1,063,369
Conversion of Class A-2 common stock to Class A common stock	6,731,839	67	(6,731,839)	(67)	—	—	—	—	—	—	—	—
Exchange of SES Holdings LLC Units and Class B common stock for Class A common stock	14,305,146	144	—	—	(14,305,146)	(144)	146,865	—	—	146,865	(146,865)	—
ESPP shares issued	9,793	—	—	—	—	—	132	—	—	132	(15)	117
Equity-based compensation	—	—	—	—	—	—	7,312	—	—	7,312	3,059	10,371
Issuance of restricted shares	438,182	4	—	—	—	—	2,321	—	—	2,325	(2,325)	—
Exercise of restricted stock units	27,860	—	—	—	—	—	104	—	—	104	(104)	—
Stock options exercised	79,333	1	—	—	—	—	1,018	—	—	1,019	(374)	645
Repurchase of common stock	(1,766,428)	(17)	(6)	—	—	—	(17,121)	—	—	(17,138)	576	(16,562)
Restricted shares forfeited	(51,346)	(1)	—	—	—	—	(382)	—	—	(383)	383	—
Distributions to noncontrolling interests, net	—	—	—	—	—	—	—	—	—	—	(506)	(506)
NCI income tax adjustment	—	—	—	—	—	—	209	—	—	209	(209)	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(670)	(670)	(290)	(960)
Net income	—	—	—	—	—	—	—	36,512	—	36,512	17,787	54,299
Balance as of December 31, 2018	78,956,555	$790	—	$—	26,026,843	$260	$813,599	$18,653	$(368)	$832,934	$277,839	$1,110,773
Exchange of SES Holdings LLC Units and Class B common stock for Class A common stock	9,805,742	98	—	—	(9,805,742)	(98)	107,062	—	—	107,062	(107,062)	—
ESPP shares issued	13,178	—	—	—	—	—	154	—	—	154	(42)	112
Equity-based compensation	—	—	—	—	—	—	12,050	—	—	12,050	3,435	15,485
Issuance of restricted shares	1,417,458	14	—	—	—	—	3,639	—	—	3,653	(3,653)	—
Exercise of restricted stock units	1,250	—	—	—	—	—	4	—	—	4	(4)	—
Stock options exercised	5,282	—	—	—	—	—	84	—	—	84	(54)	30
Repurchase of common stock	(2,288,880)	(23)	—	—	—	—	(21,939)	—	—	(21,962)	3,362	(18,600)
Restricted shares forfeited	(17,060)	—	—	—	—	—	(39)	—	—	(39)	39	—
Distributions to noncontrolling interests, net	—	—	—	—	—	—	—	—	—	—	404	404
NCI income tax adjustment	—	—	—	—	—	—	66	—	—	66	(66)	—
Foreign currency translation adjustment	—	—	—	—	—	—	19	—	368	387	85	472
Net income	—	—	—	—	—	—	—	2,784	—	2,784	1,352	4,136
Balance as of December 31, 2019	87,893,525	$879	—	$—	16,221,101	$162	$914,699	$21,437	$—	$937,177	$175,635	$1,112,812
ESPP shares issued	15,132	—	—	—	—	—	83	—	—	83	(7)	76
Equity-based compensation	—	—	—	—	—	—	4,856	—	—	4,856	908	5,764
Issuance of restricted shares	1,477,488	15	—	—	—	—	2,407	—	—	2,422	(2,422)	—
Exercise of restricted stock units	625	—	—	—	—	—	1	—	—	1	(1)	—
Repurchase of common stock	(2,199,824)	(22)	—	—	—	—	(12,270)	—	—	(12,292)	1,416	(10,876)
Restricted shares forfeited	(374,299)	(4)	—	—	—	—	(544)	—	—	(548)	548	—
Distributions to noncontrolling interests, net	—	—	—	—	—	—	—	—	—	—	(162)	(162)
NCI income tax adjustment	—	—	—	—	—	—	46	—	—	46	(46)	—
Net loss	—	—	—	—	—	—	—	(338,684)	—	(338,684)	(63,048)	(401,732)
Balance as of December 31, 2020	86,812,647	$868	—	$—	16,221,101	$162	$909,278	$(317,247)	$—	$593,061	$112,821	$705,882
The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SELECT ENERGY SERVICES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
	Year Ended December 31,
	2020	2019	2018
Cash flows from operating activities
Net (loss) income	$(401,732)	$4,136	$54,299
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation and amortization	101,672	120,669	133,713
Net loss (gain) on disposal of property and equipment	2,405	7,950	(3,803)
Bad debt expense	6,373	2,553	2,210
Amortization of debt issuance costs	688	688	688
Inventory write-downs	852	250	442
Equity-based compensation	5,764	15,485	10,371
Impairment of goodwill and trademark	276,016	4,396	17,894
Impairment and abandonment of property and equipment	7,910	3,715	6,657
Impairment of cost-method investment	—	—	2,000
Loss on divestitures	410	3,676	—
Unrealized gain on short-term investment	(1,799)	—	—
Other operating items, net	(407)	240	1,287
Changes in operating assets and liabilities
Accounts receivable	142,873	57,908	36,537
Prepaid expenses and other assets	14,886	11,321	(9,115)
Accounts payable and accrued liabilities	(50,101)	(29,039)	(20,771)
Net cash provided by operating activities	105,810	203,948	232,409
Cash flows from investing activities
Working capital settlement	—	691	—
Proceeds received from divestitures	197	24,872	—
Purchase of property and equipment	(21,239)	(110,143)	(165,360)
Investment in note receivable	(3,000)	—	—
Distribution from cost method investment	200	—	—
Acquisitions, net of cash received	—	(10,000)	(16,999)
Proceeds received from sales of property and equipment	18,449	17,223	13,998
Net cash used in investing activities	(5,393)	(77,357)	(168,361)
Cash flows from financing activities
Borrowings from revolving line of credit	—	5,000	60,000
Payments on long-term debt	—	(50,000)	(90,000)
Payments of finance lease obligations	(264)	(883)	(1,881)
Proceeds from share issuance	76	142	762
Contributions from (distributions to) noncontrolling interests	354	(349)	(506)
Repurchase of common stock	(10,876)	(18,600)	(16,562)
Contingent consideration	—	—	(1,106)
Net cash used in financing activities	(10,710)	(64,690)	(49,293)
Effect of exchange rate changes on cash	64	130	(292)
Net increase in cash and cash equivalents	89,771	62,031	14,463
Cash and cash equivalents, beginning of period	79,268	17,237	2,774
Cash and cash equivalents, end of period	$169,039	$79,268	$17,237
Supplemental cash flow disclosure:
Cash paid for interest	$1,838	$2,716	$5,243
Cash (refunds received) paid for income taxes, net	$(174)	$1,793	$(550)
Supplemental disclosure of noncash operating activities:
Noncash settlement of accounts receivable	$1,578	$—	$—
Lease liabilities arising from obtaining right-of-use assets	$9,322	$119,358	$—
Supplemental disclosure of noncash investing activities:
Capital expenditures included in accounts payable and accrued liabilities	$5,733	$10,472	$17,910
Noncash proceeds received from sale of interest in a formerly consolidated joint venture	$367	$—	$—
The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SELECT ENERGY SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 — BUSINESS AND BASIS OF PRESENTATION
Description of the business:   Select Energy Services, Inc. (“we,” “Select Inc.” or “the Company”) was incorporated as a Delaware corporation on November 21, 2016. The Company is a holding company whose sole material asset consists of common units (“SES Holdings LLC Units”) in SES Holdings, LLC (“SES Holdings”).
We are a leading provider of comprehensive water-management and chemical solutions to the oil and gas industry in the United States (“U.S.”). We also develop, manufacture and deliver a full suite of chemical solutions for use in oil and gas well completion and production operations. As a leader in the water solutions industry, we place the utmost importance on safe, environmentally responsible management of oilfield water throughout the lifecycle of a well. Additionally, we believe that responsibly managing water resources through our operations to help conserve and protect the environment in the communities in which we operate is paramount to our continued success.
Rockwater Merger: On November 1, 2017, the Company completed a merger with Rockwater (the “Rockwater Merger”).
Class A and Class B Common Stock:   At December 31, 2020, the Company had both Class A and Class B common shares issued and outstanding. Holders of shares of our Class A common stock and Class B common stock are entitled to one vote per share and vote together as a single class on all matters presented to our stockholders for their vote or approval.
Exchange rights:   Under the Eighth Amended and Restated Limited Liability Company Agreement of SES Holdings (the “SES Holdings LLC Agreement”), SES Legacy Holdings LLC (“Legacy Owner Holdco”) and its permitted transferees have the right (an “Exchange Right”) to cause SES Holdings to acquire all or a portion of its SES Holdings LLC Units for, at SES Holdings’ election, (i) shares of Class A Common Stock at an exchange ratio of one share of Class A Common Stock for each SES Holdings LLC Unit exchanged, subject to conversion rate adjustments for stock splits, stock dividends, reclassification and other similar transactions or (ii) cash in an amount equal to the Cash Election Value (as defined within the SES Holdings LLC Agreement) of such Class A Common Stock. Alternatively, upon the exercise of any Exchange Right, Select Inc. has the right (the “Call Right”) to acquire the tendered SES Holdings LLC Units from the exchanging unitholder for, at its election, (i) the number of shares of Class A Common Stock the exchanging unitholder would have received under the Exchange Right or (ii) cash in an amount equal to the Cash Election Value of such Class A Common Stock. In connection with any exchange of SES Holdings LLC Units pursuant to an Exchange Right or Call Right, the corresponding number of shares of Class B Common Stock will be cancelled.
Basis of presentation:   The accompanying consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the U.S. (“GAAP”) and pursuant to the rules and regulations of the SEC. The consolidated financial statements include the accounts of the Company and all of its majority-owned or controlled subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.
For investments in subsidiaries that are not wholly owned, but where the Company exercises control, the equity held by the minority owners and their portion of net income or loss are reflected as noncontrolling interests. Investments in entities in which the Company exercises significant influence over operating and financial policies are accounted for using the equity method, and investments in entities for which the Company does not have significant control or influence are accounted for using the cost-method or other appropriate basis as applicable. As of December 31, 2020, and 2019, the Company had no equity method investees and one cost-method investee. As of December 31, 2020, the Company also had one investment in notes receivable accounted for using the amortized cost basis and one investment in publicly-traded securities accounted for using the fair value option. The Company’s investments are reviewed for impairment whenever events or circumstances indicate that the carrying value may not be recoverable. When circumstances indicate that the fair value of its investment is less than its carrying value and the reduction in value is other than temporary, the reduction in value is recognized in earnings. During the first quarter of 2018, the Company determined that its cost-method investee was no longer fully recoverable and was written down to its then estimated fair value of $0.5 million. The impairment expense of $2.0 million is included in impairment of cost-method investment within the consolidated statements of operations.
Segment reporting:   The Company has three reportable segments. Reportable segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and assess performance. The Company’s current reportable segments are Water Services, Water Infrastructure, and Oilfield Chemicals.
The Water Services segment consists of the Company’s services businesses, including water transfer, flowback and well testing, fluids hauling, water containment and water network automation, primarily serving exploration and production (“E&P”) companies. Additionally, this segment includes the operations of our accommodations and rentals business.
The Water Infrastructure segment consists of the Company’s infrastructure assets, including operations associated with our water sourcing and pipeline infrastructure, our water recycling solutions and infrastructure, and our produced water gathering systems and saltwater disposal wells, primarily serving E&P companies.
The Oilfield Chemicals segment provides technical solutions and expertise related to chemical applications in the oil and gas industry. We also have significant capabilities in supplying logistics for chemical applications. We develop, manufacture and provide a full suite of chemicals used in hydraulic fracturing, stimulation, cementing, production, pipelines and well completions. With our broad chemicals product line, combined with our expertise in oilfield chemicals application, we serve pressure pumpers and major integrated and independent U.S. and international oil and gas producers. We further utilize our chemicals experience and lab testing capabilities to customize water treatment solutions tailored to the customer’s water quality and other fluid system design objectives.
The results of service lines divested during 2019, including the operations of our Affirm Oilfield Services, LLC subsidiary (“Affirm”), our sand hauling operations and our Canadian operations, are combined in the “Other” category.
Reclassifications:   Certain reclassifications have been made to the Company’s prior period consolidated financial information to conform to the current year presentation. These presentation changes did not impact the Company’s consolidated net income, consolidated cash flows, total assets, total liabilities or total stockholders’ equity.
Substantially complete liquidation:   During 2019, the Company substantially completed liquidating our Canadian subsidiary and reclassified $0.4 million of cumulative translation adjustments from accumulated other comprehensive income to (losses)/gains on sales of property and equipment and divestitures, net.
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES
Use of estimates:   The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
On an ongoing basis, the Company evaluates its estimates, including those related to the recoverability of long-lived assets and intangibles, useful lives used in depreciation and amortization, uncollectible accounts receivable, inventory reserve, income taxes, self-insurance liabilities, share-based compensation, contingent liabilities and the incremental borrowing rate for leases. The Company bases its estimates on historical and other pertinent information that are believed to be reasonable under the circumstances. The accounting estimates used in the preparation of the consolidated financial statements may change as new events occur, as more experience is acquired, as additional information is obtained and as the Company’s operating environment changes.

Cash and cash equivalents:   The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.
Accounts receivable:   Accounts receivable are stated at the invoiced amount, or the earned but not yet invoiced amount, net of an allowance for credit losses.
Allowance for credit losses:   The Company’s allowance for credit losses primarily relates to trade accounts receivable. The Company treats trade accounts receivable as one portfolio and records an initial allowance calculated as a percentage of revenue recognized based on a combination of historical information and future expectations. Additionally, the Company adjusts this allowance based on specific information in connection with aged receivables. Historically, most bad debt has been incurred where a customer’s financial condition significantly deteriorates, which in some cases leads to bankruptcy. The duration and severity of the COVID-19 pandemic and continued market volatility is highly uncertain, and, as such, the impact on expected losses is subject to significant judgment and may cause variability in the Company’s allowance for credit losses in future periods.
The change in the allowance for credit losses is as follows:
	For the year ended December 31,
	2020	2019	2018
	(in thousands)
Balance at beginning of year	$5,773	$5,329	$2,979
Increase to allowance based on a percent of revenue	1,212	2,641	2,253
Adjustment based on aged receivable analysis	5,161	(88)	(43)
Charge-offs	(3,003)	(2,504)	(23)
Recoveries	14	395	163
Balance at end of year	$9,157	$5,773	$5,329
The Company also has a $3.0 million note receivable resulting from an investment in the fourth quarter of 2020, with no allowance for credit losses as of December 31, 2020. See Note 14 — Related Party Transactions for additional information.
Concentrations of credit and customer risk:   Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The amounts held in financial institutions periodically exceed the federally insured limit. Management believes that the financial institutions are financially sound and the risk of loss is minimal. The Company minimizes its exposure to counterparty credit risk by performing credit evaluations and ongoing monitoring of the financial stability of its customers. There were no customers that accounted for more than 10% of the Company’s consolidated revenues or receivables for the years ended December 31, 2020, 2019 and 2018, respectively.
Inventories:   The Company values its inventories at lower of cost or net realizable value. Inventory costs are determined under the weighted-average method. Inventory costs primarily consist of chemicals and materials available for resale and parts and consumables used in operations.
Property and equipment:   Property and equipment are stated at cost less accumulated depreciation.
Depreciation (and amortization of finance lease assets) is calculated on a straight-line basis over the estimated useful life of each asset as noted below:
Asset Classification	Useful Life (years)
Land	Indefinite
Buildings and leasehold improvements	30 or lease term
Vehicles and equipment	4 – 7 or lease term
Machinery and equipment	2 – 15

Asset Classification	Useful Life (years)
Computer equipment and software	3 – 4 or lease term
Office furniture and equipment	7
Disposal wells	7 – 10
Depreciation expense related to the Company’s property and equipment, including amortization of property under finance leases, was $90.2 million, $108.7 million and $120.4 million for the years ended December 31, 2020, 2019 and 2018, respectively.
Change in depreciable lives of property and equipment:   In accordance with its policy, the Company reviews the estimated useful lives and estimated salvage values of its fixed assets on an ongoing basis. A review conducted in the first quarter of 2018, indicated that the economic lives of certain assets were longer than the historic asset lives previously used. This increase was positively supported by effective use, care and custody of the assets. Also, this review indicated increased salvage value estimates for certain assets within vehicles and equipment, which was supported by vehicle sales data, and is expected to continue prospectively. As a result, effective January 1, 2018, the Company changed its estimates of the useful lives of certain assets included in vehicles and equipment and machinery and equipment, and increased salvage value estimates for certain assets within vehicles and equipment, to better reflect the estimated periods and depreciable amounts during which these assets will remain in service.
The average estimated useful lives of the assets impacted in the vehicles and equipment category increased from 6.0 to 8.1 years, while the average estimated useful lives of assets impacted in machinery and equipment increased from 5.5 years to 6.9 years. The impact of the increase of useful lives was to defer and extend out depreciation expense, including lower expense in 2018. The impact of the increase in salvage values was to permanently lower current and future depreciation expense. The fixed assets obtained in 2017 through mergers and acquisitions had consistent useful life and salvage value estimates with the rest of the Company’s fixed assets.
The change in the estimated useful lives of fixed assets and change in salvage value estimates was implemented on a prospective basis starting January 1, 2018. Excluding fixed assets attained through mergers and acquisitions during 2017, the impact of the change in useful life estimate of fixed assets purchased on or before December 31, 2017, was to reduce and defer depreciation expense by $12.6 million during the year ended December 31, 2018. Also, the increase in estimated vehicle salvage value produced a permanent depreciation expense reduction of $3.9 million during the year ended December 31, 2018. For the year ended December 31, 2018, the changes in useful life estimate and increased salvage value produced an increase to net income of $10.9 million (including the impact of noncontrolling interests) and increased both basic and diluted earnings per share attributable to our stockholders by $0.15.
Business Combinations:   The Company records business combinations using the acquisition method of accounting. Under the acquisition method of accounting, identifiable assets acquired and liabilities assumed are recorded at their acquisition-date fair values. The excess of the purchase price over the estimated fair value is recorded as goodwill. Changes in the estimated fair values of net assets recorded for acquisitions prior to the finalization of more detailed analysis, but not to exceed one year from the date of acquisition, will adjust the amount of the purchase price allocable to goodwill. Measurement period adjustments are reflected in the period in which they occur.
Goodwill and other intangible assets:   Goodwill represents the excess of the purchase price of acquisitions over the fair value of the net assets acquired. Goodwill and other intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets with finite useful lives are amortized either on a straight-line basis over the asset’s estimated useful life or on a basis that reflects the pattern in which the economic benefits of the intangible assets are realized.
Impairment of goodwill, long-lived assets and intangible assets:   Long-lived assets, such as property and equipment and finite-lived intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Recoverability is measured by a comparison of its carrying amount to the estimated undiscounted cash flows to be generated by those assets.

If the undiscounted cash flows are less than the carrying amount, the Company records impairment losses for the excess of its carrying value over the estimated fair value. The development of future cash flows and the estimate of fair value represent its best estimates based on industry trends and reference to market transactions and are subject to variability. The Company considers the factors within the fair value analysis to be Level 3 inputs within the fair value hierarchy. See Note 4 — Impairments and Other Costs for further discussion.
The Company conducts its annual goodwill impairment tests in the fourth quarter of each year, and whenever impairment indicators arise, by examining relevant events and circumstances which could have a negative impact on its goodwill such as macroeconomic conditions, industry and market conditions, cost factors that have a negative effect on earnings and cash flows, overall financial performance, acquisitions and divestitures and other relevant entity-specific events. If a qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company is required to perform a quantitative impairment test for goodwill comparing the reporting unit’s carrying value to its fair value. The Company’s reporting units are based on its organizational and reporting structure. In determining fair values for the reporting units, the Company relies primarily on the income and market approaches for valuation. In the income approach, the Company discounts predicted future cash flows using a weighted-average cost of capital calculation based on publicly-traded peer companies. In the market approach, valuation multiples are developed from both publicly-traded peer companies as well as other company transactions. The cost approach, when used, considers replacement cost as the primary indicator of value.
If the fair value of a reporting unit is less than its carrying value, goodwill impairment is calculated by subtracting the fair value of the reporting unit from the carrying value. Application of the goodwill impairment test requires judgment, including the identification of reporting units, allocation of assets (including goodwill) and liabilities to reporting units and determining the fair value. The determination of reporting unit fair value relies upon certain estimates and assumptions that are complex and are affected by numerous factors, including the general economic environment and levels of exploration and production (“E&P”) activity of oil and gas companies, the Company’s financial performance and trends and the Company’s strategies and business plans, among others. Unanticipated changes, including immaterial revisions, to these assumptions, could result in a provision for impairment in a future period. Given the nature of these evaluations and their application to specific assets and time frames, it is not possible to reasonably quantify the impact of changes in these assumptions. See Note 4 — Impairments and Other Costs for further discussion.
Asset retirement obligations:   The asset retirement obligation (“ARO”) liability reflects the present value of estimated costs of plugging, site reclamation and similar activities associated with the Company’s saltwater disposal wells. The Company utilizes current retirement costs to estimate the expected cash outflows for retirement obligations. The Company also estimates the productive life of the disposal wells, a credit-adjusted risk-free discount rate and an inflation factor in order to determine the current present value of this obligation. The Company’s ARO liabilities are included in accrued expenses and other current liabilities and other long-term liabilities as of December 31, 2020, and 2019.
The change in asset retirement obligations is as follows:
	For the year ended December 31,
	2020	2019
	(in thousands)
Balance at December 31, 2019	$1,527	$1,898
Accretion expense, included in depreciation and amortization expense	121	115
Disposals, included in depreciation and amortization expense	(272)	—
Payments	(377)	(486)
Balance at December 31, 2020	$999	$1,527
In addition to the obligations described above, the Company may be obligated to remove facilities or perform other remediation upon retirement of certain other assets. However, the fair value of the asset retirement obligation cannot currently be reasonably estimated because the settlement dates are indeterminable. If applicable, the Company will record an asset retirement obligation for these assets in the periods in which settlement dates are reasonably determinable.
Self-insurance:   The Company self-insures, through deductibles and retentions, up to certain levels for losses related to general liability, workers’ compensation and employer’s liability, vehicle liability, and effective June 1, 2020, health insurance. The Company’s exposure (i.e. the retention or deductible) per occurrence is $2.0 million for general liability, $1.0 million for workers’ compensation and employer’s liability, $2.0 million for vehicle liability and $0.2 million for health insurance. We also have an excess loss policy over these coverages with a limit of $100.0 million in the aggregate. Management regularly reviews its estimates of reported and unreported claims and provide for losses through reserves. As of December 31, 2020, the Company estimated the range of exposure to be from $12.9 million to $14.9 million for worker’s compensation and vehicle liability claims and have recorded liabilities of $13.9 million, which represents management’s best estimate of probable loss related to these claims. Additionally, accrued health insurance and accrued general liabilities were $1.7 million and $0.5 million as of December 31, 2020, respectively. These liabilities are included in accrued insurance and other long-term liabilities depending on whether they are short or long-term in nature.
Defined Contribution Plan:   The Company sponsors a defined contribution 401(k) Profit Sharing Plan (the “401(k) Plan”) for the benefit of substantially all employees of the Company. The 401(k) Plan allows eligible employees to make tax-deferred contributions, not to exceed annual limits established by the Internal Revenue Service. The Company formerly matched contributions of 100% of employee contributions, up to 4% of compensation with immediate vesting for existing employees. The vesting schedule for new hires is 25% for the first year, 50% for the second year, 75% for the third year and 100% for the fourth year.
During the year ended December 31, 2020, due to worsening economic conditions, the Company suspended the match to the 401(k) Plan and incurred no match expense in 2020. The Company’s contributions to the 401(k) Plan were $4.2 million and $3.6 million for the years ended December 31, 2019 and 2018, respectively.
Payroll Tax Deferral:   During the year ended December 31, 2020, the Company took advantage of the employer payroll tax deferral provision in the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act and has deferred the payment of $6.0 million of payroll taxes as of December 31, 2020. The amounts being deferred during 2020, must be repaid half by December 31, 2021, and half by December 31, 2022. The deferral is split evenly between accrued salaries and benefits and other long-term liabilities on the accompanying consolidated balance sheets as of December 31, 2020.
Revenue recognition:   The Company follows ASU 2014-09, Revenue from Contracts with Customers (Topic 606). See Note 5 — Revenue for further detail on applying this standard. The Company uses the five step process to recognize revenue which entails (i) identifying contracts with customers; (ii) identifying the performance obligations in each contract; (iii) determining the transaction price; (iv) allocating the transaction price to the performance obligations; and (v) recognizing revenue as we satisfy performance obligations. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services transferred to the customer. Revenue from the Company’s Water Services and Water Infrastructure segments is typically recognized over the course of time, whereas revenue from the Company’s Chemicals segment is typically recognized upon change in control. Revenue generated by each of the Company’s revenue streams are outlined as follows:
Water Services and Water Infrastructure — The Company provides water-related services to customers, including the sourcing and transfer of water, the containment of fluids, measuring and monitoring of water, the filtering and treatment of fluids, well testing and handling, transportation and recycling or disposal of fluids. Revenue is primarily based on a per-barrel price or other throughput metrics as specified in the contract. The Company recognizes revenue as services are performed.
The Company’s agreements with its customers are often referred to as “price sheets” and sometimes provide pricing for multiple services. However, these agreements generally do not authorize the performance of specific services or provide for guaranteed throughput amounts. As customers are free to choose which services, if any, to use based on the Company’s price sheet, the Company prices its separate services on the basis of their standalone selling prices. Customer agreements generally do not provide for performance-, cancellation-, termination-, or refund-type provisions. Services based on price sheets with customers are generally performed under separately-issued “work orders” or “field tickets” as services are requested. Of the Company’s Water Services and Water Infrastructure service lines, only sourcing and transfer of water are consistently provided as part of the same arrangement. In these instances, revenue for both sourcing and transfer are recognized concurrently when delivered. Additionally, asset rentals are recognized on a straight-line basis.
Oilfield Chemical Product Sales  — The Company develops, manufactures and markets a full suite of chemicals utilized in hydraulic fracturing, stimulation, cementing and well completions, including polymers that create viscosity, crosslinkers, friction reducers, surfactants, buffers, breakers and other chemical technologies, to leading pressure pumping service companies in the U.S. The Company also provides production chemicals solutions, which are applied to underperforming wells in order to enhance well performance and reduce production costs through the use of production treating chemicals, corrosion and scale monitoring, chemical inventory management, well failure analysis and lab services.
Oilfield Chemicals products are generally sold under sales agreements based upon purchase orders or contracts with customers that do not include right of return provisions or other significant post-delivery obligations. The Company’s products are produced in a standard manufacturing operation, even if produced to the customer’s specifications. The prices of products are fixed and determinable and are established in price lists or customer purchase orders. The Company recognizes revenue from product sales when title passes to the customer, the customer assumes risks and rewards of ownership, collectability is reasonably assured and delivery occurs as directed by the customer.
Equity-based compensation:   The Company accounts for equity-based awards for restricted stock awards, restricted stock units, and stock-settled appreciation awards by measuring the awards at the date of grant and recognizing the grant-date fair value as an expense using either straight-line or accelerated attribution, depending on the specific terms of the award agreements over the requisite service period, which is usually equivalent to the vesting period. The Company expenses awards with graded-vesting service conditions on a straight-line basis and accounts for forfeitures as they occur. The Company accounts for performance share units by remeasuring the awards at the end of each reporting period based on the period-end closing share price, factoring in the percentage expected to vest, and the percentage of the service period completed.
Fair value measurements:   The Company measures certain assets and liabilities pursuant to accounting guidance, which establishes a three-tier fair value hierarchy and prioritizes the inputs used in measuring fair value. Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities. Level 2 inputs are quoted prices or other market data for similar assets and liabilities in active markets, or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the asset or liability. Level 3 inputs are unobservable inputs based upon the Company’s own judgment and assumptions used to measure assets and liabilities at fair value. See Note 13 — Fair Value Measurement for further discussion.
Income taxes:   Select Inc. is subject to U.S. federal, foreign and state income taxes as a corporation. SES Holdings and its subsidiaries, with the exception of certain corporate subsidiaries, are treated as flow-through entities for U.S. federal income tax purposes and as such, are generally not subject to U.S. federal income tax at the entity level. Rather, the tax liability with respect to their taxable income is passed through to their members or partners. Select Inc. recognizes a tax liability on its allocable share of SES Holdings’ taxable income. The state of Texas includes in its tax system a franchise tax applicable to the Company and an accrual for franchise taxes is included in the financial statements when appropriate.
The Company and its subsidiaries account for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled pursuant to the provisions of Accounting Standards Codification (“ASC”) 740, Income Taxes. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in earnings in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not to be realized.
The determination of the provision for income taxes requires significant judgment, use of estimates and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company’s financial statements only after determining a more likely than not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes through the provision for income taxes. The Company recognizes interest and penalties relating to uncertain tax provisions as a component of tax expense. The Company identified no material uncertain tax positions as of December 31, 2020, 2019 and 2018. See Note 15 — Income Taxes for further discussion.
Recent accounting pronouncements:   In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends GAAP by introducing a new impairment model for financial instruments that is based on expected credit losses rather than incurred credit losses. The new impairment model applies to most financial assets, including trade accounts receivable. The amendments are effective for interim and annual reporting periods beginning after December 15, 2019, and require a modified retrospective transition approach. After reviewing the new standard and reexamining current and prior year bad debt expense from trade receivables, as well as updating future expectations, the adoption of the new standard in the first quarter of 2020 did not have a material impact on the Company’s financial statements.
In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740):   Simplifying the Accounting for Income Taxes” (“ASU 2019-12”), which simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. We adopted ASU 2019-12 in the third quarter of 2020 and elected all aspects of this standard as of the beginning of 2020. The adoption did not have a material impact to the Company’s financial statements.
NOTE 3 — ACQUISITIONS AND DIVESTITURES
Business combinations
Well Chemical Services Acquisition
On September 30, 2019, the Company acquired a well chemical services business (“WCS”), for $10.0 million, funded with cash on hand (the “WCS Acquisition”). WCS provides advanced water treatment solutions, specialized stimulation flow assurance and integrity additives and post-treatment monitoring service in the U.S. This acquisition expanded the Company’s service offerings in oilfield water treatment across the full life-cycle of water, from pre-fracturing treatment through reuse and recycling.
The WCS Acquisition was accounted for as a business combination under the acquisition method of accounting. When determining the fair values of assets acquired and liabilities assumed, management made significant estimates, judgments and assumptions. These estimates, judgments and assumptions and valuation of the inventory and property and equipment acquired, customer relationships, and current liabilities were finalized as of December 31, 2019. The assets acquired and liabilities assumed are included in the Company’s Oilfield Chemicals segment. The following table summarizes the consideration transferred and the estimated fair value of identified assets acquired and liabilities assumed at the date of acquisition:
Purchase price allocation	Amount
(in thousands)
Consideration transferred
Cash paid	$10,000
Total consideration transferred	10,000

Purchase price allocation	Amount
(in thousands)
Less: identifiable assets acquired and liabilities assumed
Inventory	5,221
Property and equipment	4,473
Customer relationships	476
Current liabilities	(170)
Total identifiable net assets acquired	10,000
Fair value allocated to net assets acquired	$10,000

Pro Well Acquisition
On November 20, 2018, the Company acquired Pro Well Testing and Wireline, Inc. (“Pro Well”) with an initial payment of $12.4 million, funded with cash on hand (the “Pro Well Acquisition”). During March 2019, upon final settlement, the purchase price was revised to $11.8 million.
This acquisition expanded the Company’s flowback footprint into New Mexico and added new strategic customers. The Pro Well Acquisition was accounted for as a business combination under the acquisition method of accounting. When determining the fair values of assets acquired and liabilities assumed, management made significant estimates, judgments and assumptions. Management estimated that total consideration paid exceeded the fair value of the net assets acquired by $1.1 million, with the excess recorded as goodwill. The goodwill recognized was primarily attributable to expanding the Company’s flowback footprint into New Mexico and adding new strategic customers. The assets acquired, liabilities assumed and the results of operations of the acquired business are included in the Company’s Water Services segment. The goodwill acquired is deductible for tax purposes. The following table summarizes the consideration transferred and the estimated fair value of identified assets acquired and liabilities assumed at the date of acquisition:
Purchase price allocation	Amount
(in thousands)
Consideration transferred
Cash paid	$11,754
Total consideration transferred	11,754
Less: identifiable assets acquired and liabilities assumed
Working capital	1,051
Property and equipment	6,588
Customer relationship intangible assets	3,000
Total identifiable net assets acquired	10,639
Goodwill	1,115
Fair value allocated to net assets acquired	$11,754
During the first quarter of 2020, Select impaired 100% of its goodwill, including the goodwill resulting from the Pro Well acquisition (See Note 4 — Impairments and Other Costs and Note 9 — Goodwill and Other Intangible Assets).
Divestitures
Affirm and Canadian Operations Divestitures
During the year ended December 31, 2019, the Company closed on four sale transactions and wound down the remaining Affirm and Canadian operations. The Company sold property and equipment with a combined net book value of $18.6 million and assigned contracts to the buyers. Additionally, two of the four transactions included the assignment of working capital. The following table summarizes sales details for each of the four transactions:
Date of Divestiture	Entity	Initial Net Proceeds	Working Capital True Up	Adjusted Net Proceeds	Working Capital Status at December 31, 2019	(Gain)/loss for the year ended December 31, 2019
		(in thousands)
February 26, 2019	Affirm	$10,982	$(208)	$10,774	Final	$208
June 28, 2019	Affirm	6,968	—	6,968	Final	(1,646)
March 19, 2019	Canada	4,975	(302)	4,673	Final	5,013
April 1, 2019	Canada	2,242	—	2,242	Final	101
In connection with the Affirm crane operation divestiture in 2019, no gain or loss was initially recognized and goodwill was reduced by $2.6 million. Additionally, during 2019, the Company recorded an impairment of the remaining Affirm goodwill of $4.4 million (see Note 9 — Goodwill and Other Intangible Assets).
NOTE 4 — IMPAIRMENTS AND OTHER COSTS
Significant challenges that emerged during the year ended December 31, 2020, and that are expected to continue, have had and will likely continue to have a negative impact on our results of operations. The COVID-19 pandemic has caused a worldwide slowdown in economic activity, resulting in a sharp decline in global oil demand and therefore, lower oil and natural gas prices. Global oil demand is expected to remain challenged at least until the COVID-19 pandemic can be contained. In response to lower oil and gas prices, our E&P customers have cut capital spending, resulting in a sharp drop in the number of wells drilled and completed in all of our markets. Reduced demand for our services has had a material, negative impact on our financial results for the year ended December 31, 2020. While oil prices and U.S. unconventional completions activity have partially recovered from the recent lows, given the continued uncertainty around the COVID-19 pandemic and the associated impact on oil demand, we are unable to predict if, when, and by how much the demand for our services and therefore our financial performance will improve.
Because the magnitude and duration of the COVID-19 pandemic is unknown, we cannot forecast with reasonable certainty the impact of COVID-19 on our business, financial condition or near or longer-term financial or operational results. During the year ended December 31, 2020, we took actions to protect our balance sheet and maintain our liquidity, including significantly decreasing our operating expenses by reducing headcount, reducing salaries and director compensation, idling facilities, closing yard locations, reducing third-party expenses and streamlining operations, as well as reducing capital expenditures. We also deferred employer payroll tax payments, in accordance with the provisions of the CARES Act, and may take advantage of future legislation passed by the United States Congress in response to the COVID-19 pandemic.
As a result of the downturn in our business, we recorded impairment expenses in the first half of 2020 related to goodwill, property and equipment and other intangible assets.
A summary of impairments to goodwill and trademark for the years ended December 31, 2020, 2019 and 2018 is as follows:
	Year ended December 31,
	2020	2019	2018
	(in thousands)
Impairment of goodwill and trademark
Water Services	$186,468	$—	$—
Water Infrastructure	80,466	—	—
Oilfield Chemicals	9,082	—	12,652
Other	—	4,396	5,242
Total impairment of goodwill and trademark	$276,016	$4,396	$17,894

For a discussion of the impairments to goodwill and trademark, See Note 9 — Goodwill and Other Intangible Assets.
A summary of impairments to and abandonment of property and equipment for the years ended December 31, 2020, 2019 and 2018 is as follows:
	Year ended December 31,
	2020	2019	2018
	(in thousands)
Impairment and abandonment of property and equipment
Water Services	$3,894	$969	$—
Water Infrastructure	4,016	1,804	2,282
Other	—	942	4,375
Total impairment and abandonment of property and equipment	$7,910	$3,715	$6,657
For the year ended December 31, 2020, impairment and abandonment costs of $7.9 million were comprised of leasehold improvements related to abandoned facilities, abandonment of certain saltwater and freshwater wells and obsolete machinery and equipment. For the year ended December 31, 2019, the Company impaired $3.7 million of property and equipment as the carrying values were not deemed recoverable including $1.1 million of pipelines with low utilization, $1.0 million of layflat hose considered obsolete, $0.9 million related to divesting Canadian fixed assets, and $0.6 million related to an owned facility for sale. For the year ended December 31, 2018, the Company determined that long-lived assets with a carrying value of $2.3 million were no longer recoverable and were written down to their estimated fair value of zero. Additionally, the Company determined that $4.4 million of Canadian fixed assets were impaired due to an expectation of a loss on asset disposals.
A summary of severance, yard closure, and lease abandonment costs for the years ended December 31, 2020, 2019 and 2018 is as follows:
	Year ended December 31,
	2020	2019	2018
	(in thousands)
Severance
Water Services	$4,569	$—	$538
Water Infrastructure	500	—	—
Oilfield Chemicals	813	—	—
Other	1,286	1,691	682
Total severance expense	$7,168	$1,691	$1,220
Yard closure costs
Water Services	$2,645	$—	$—
Oilfield Chemicals	316	—	—
Total yard closure costs	$2,961	$—	$—
Lease abandonment costs
Water Services	$4,321	$1,218	$2,150
Water Infrastructure	51	—	—
Oilfield Chemicals	42	11	28
Other	(64)	844	1,747
Total lease abandonment costs	$4,350	$2,073	$3,925
During the year ended December 31, 2020, the Company recorded exit-disposal costs including $7.2 million of severance costs, with $0.6 million of accrued severance at December 31, 2020 recorded as accrued salary and benefits on the accompanying consolidated balance sheets, $3.0 million in yard closure costs recognized within costs of revenue on the accompanying consolidated statements of operations with $0.1 million accrued yard closure costs at December 31, 2020, recorded as accrued expenses and other current liabilities on the accompanying balance sheets, and $4.4 million of lease abandonment costs. Severance costs of $4.0 million and $3.2 million are recognized within costs of revenue and selling, general and administrative expenses, respectively, on the accompanying consolidated statements of operations.
During the year ended December 31, 2019, the Company recorded exit-disposal costs including $1.7 million of severance costs recognized within selling, general and administrative expenses on the accompanying consolidated statements of operations, and $2.1 million of lease abandonment costs, both of which primarily related to the Company’s divested service lines, the abandonment of two facilities and accretion of expenses for previously abandoned facilities.
During the year ended December 31, 2018, the Company recorded exit-disposal costs including $1.2 million of severance costs of which $0.7 million was recognized within selling, general and administrative expenses and $0.5 million was recognized as costs of revenue on the accompanying consolidated statements of operations. The severance costs were associated with the retirement of the Company’s former Chief Administrative Officer as well as the termination of employees assigned to the Company’s divested service lines. Additionally, the Company recorded $3.9 million of lease abandonment costs primarily due to excess facility capacity stemming from the Rockwater Merger and the Company’s divested services lines.
NOTE 5 — REVENUE
Effective for the year ended December 31, 2018, the Company adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606). Most revenue recognition is governed by the new standard. The accommodations and rentals revenue continues to be guided by ASC 842 — Leases, which is discussed further below. The core principle of Topic 606 is that revenue is recognized when goods or services are transferred to customers in an amount that reflects consideration for which entitlement is expected in exchange for those goods or services.
ASU 2014-09 provides a five-step model for determining revenue recognition for arrangements that are within the scope of the standard: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that we will collect the consideration the Company is entitled to in exchange for the goods or services the Company transfers to the customer.
The following factors are applicable to all three of the Company’s segments for the years 2020, 2019 and 2018, respectively:
•
The vast majority of customer agreements are short-term, lasting less than one year.

•
Contracts are seldom combined together as virtually all of our customer agreements constitute separate performance obligations. Each job is typically distinct, thereby not interdependent or interrelated with other customer agreements.

•
Most contracts allow either party to terminate at any time without substantive penalties. If the customer terminates the contract, the Company is unconditionally entitled to the payments for the services rendered and products delivered to date.

•
Contract terminations before the end of the agreement are rare.

•
Sales returns are rare and no sales return assets have been recognized on the balance sheet.

•
There are minimal volume discounts.

•
There are no service-type warranties.

•
There is no long-term customer financing.

In the Water Services and Water Infrastructure segments, performance obligations arise in connection with services provided to customers in accordance with contractual terms, in an amount the Company expects to collect. Services are generally sold based upon customer orders or contracts with customers that include fixed or determinable prices. Revenues are generated by services rendered and measured based on output generated, which is usually simultaneously received and consumed by customers at their job sites. As a multi-job site organization, contract terms, including pricing for the Company’s services, are negotiated on a job site level on a per-job basis. Most jobs are completed in a short period of time, usually between one day and one month. Revenue is recognized as performance obligations are completed on a daily, hourly or per unit basis with unconditional rights to consideration for services rendered reflected as accounts receivable trade, net of allowance for credit losses. In cases where a prepayment is received before the Company satisfies its performance obligations, a contract liability is recorded in accrued expenses and other current liabilities. Final billings generally occur once all of the proper approvals are obtained. No revenue is associated with mobilization or demobilization of personnel and equipment. Rather, mobilization and demobilization are factored into pricing for services. Billings and costs related to mobilization and demobilization is not material for customer agreements that start in one period and end in another. During the year ended December 31, 2020, the Company had five contracts in place for these segments lasting over one year. The Company has recorded an $8.2 million contract liability associated with one of the five long-term contracts as of December 31, 2020, recognized in other long-term liabilities in the accompanying balance sheets. The Company expects this contract liability to be converted to revenue under the terms of the contract as it is earned.
In the Oilfield Chemicals segment, the typical performance obligation is to provide a specific quantity of chemicals to customers in accordance with the customer agreement in an amount the Company expects to collect. Products and services are generally sold based upon customer orders or contracts with customers that include fixed or determinable prices. Revenue is recognized as the customer takes title to chemical products in accordance with the agreement. Products may be provided to customers in packaging or delivered to the customers’ containers through a hose. In some cases, the customer takes title to the chemicals upon consumption from storage containers on their property, where the chemicals are considered inventory until customer usage. In cases where the Company delivers products and recognizes revenue before collecting payment, the Company has an unconditional right to payment reflected in accounts receivable trade, net of allowance for credit losses. Customer returns are rare and immaterial, and there were no material in-process customer agreements for this segment as of December 31, 2020 lasting greater than one year.
The Company accounts for accommodations and rentals agreements as an operating lease. The Company recognizes revenue from renting equipment on a straight-line basis. Accommodations and rental contract periods are generally daily, weekly or monthly. The average lease term is less than three months and as of December 31, 2020, no rental agreements lasted more than a year.
The following table sets forth certain financial information with respect to the Company’s disaggregation of revenues by geographic location:
	Year ended December 31,
	2020	2019	2018
	(in thousands)
Geographic Region
Permian Basin	$278,439	$610,528	$606,591
Haynesville/E. Texas	73,116	73,658	59,969
Eagle Ford	69,440	156,621	171,942
MidCon	56,687	176,216	243,524
Marcellus/Utica	54,473	96,454	134,984
Bakken	38,986	92,956	153,212
Rockies	37,517	85,339	111,901
Eliminations and other regions	(3,553)	(183)	46,807
Total	$605,105	$1,291,589	$1,528,930

In the Water Services segment, the top three revenue-producing regions are the Permian Basin, Eagle Ford and Marcellus/Utica, which collectively comprised 71%, 72% and 67% of segment revenue for 2020, 2019 and 2018, respectively. In the Water Infrastructure segment, the top two-revenue producing regions are the Permian Basin and Bakken, which collectively comprised 88%, 84% and 85% of segment revenue for 2020, 2019 and 2018, respectively. In the Oilfield Chemicals segment, the top three revenue-producing regions are the Permian Basin, Haynesville/E. Texas and MidCon, which collectively comprised 87%, 89% and 83% of segment revenue for 2020, 2019 and 2018, respectively.
NOTE 6 — LEASES
As of December 31, 2020, the Company was the lessee for approximately 388 operating leases with durations greater than a year, approximately 14 subleases, approximately two finance leases, and is the lessor for two owned properties. Most of the operating leases either have renewal options of between one and five years or convert to month-to-month agreements at the end of the specified lease term. In addition to normal lease activity, the Affirm and Canadian divestitures occurring during 2019 included the assignment of leases to the buyers. The assigned leases impacted expenses during 2019, but were not included in the December 31, 2019 consolidated balance sheet.
The Company’s operating leases are primarily for (i) housing personnel for operations, (ii) operational yards for storing and staging equipment, (iii) equipment used in operations, (iv) facilities used for back-office functions and (v) equipment used for back-office functions. The majority of the Company’s long-term lease expenses are at fixed prices.
Primarily due to future uncertainty stemming from the COVID-19 pandemic, certain renewal options were no longer considered reasonably certain of being exercised. This caused a reduction of approximately $5.7 million in right-of-use assets and lease liabilities on the consolidated balance sheets during the second quarter of 2020. Additionally, during the second quarter of 2020, the Company successfully negotiated certain lease payment deferrals as well as lease payment reductions that are being accounted for as modifications, with no impact to straight-line lease expense from lease payment deferrals and a reduction in straight-line rent expense from lease payment reductions.
The majority of the Company’s lease expenses are in connection with short-term agreements, including expenses incurred hourly, daily, monthly and for other durations of time of one year or less. Due to the volatility of the price of a barrel of oil and the short term nature of the vast majority of customer agreements, the Company must have flexibility to continuously scale operations at multiple locations. Consequently, the Company avoids committing to long-term agreements with numerous equipment rentals, vehicle fleet agreements and man-camp agreements, unless a business case supports a longer term agreement. Consequently, the Company’s future lease commitments at December 31, 2020 do not reflect all of the Company’s short-term lease commitments.
Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets and the Company recognizes lease expense for these leases on a straight-line basis over the lease term. The Company has a significant number of short-term leases, including month-to-month agreements that continue in perpetuity until the lessor or the Company terminates the lease agreement. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company estimates the incremental borrowing rate based on what it would pay to borrow on a collateralized basis, over a similar term based on information available at lease commencement.
The Company’s lease arrangements may contain both lease and non-lease components. The Company has elected to combine and account for lease and non-lease components as a single lease component for its leases.
The Company’s variable lease costs are comprised of variable royalties, variable common area maintenance, and variable reimbursement of lessor insurance and property taxes. Variable lease costs were $1.1 million and $1.6 million during the years ended December 31, 2020 and 2019, respectively. $0.8 million of property tax expense is excluded from the lease expense discussed above for both years ended December 31, 2020 and 2019.

The lease disclosures in this Note 6 — Leases exclude revenue governed by the new lease standard associated with the Company’s accommodations and rentals business, as all customer agreements are short-term. See Note 5 — Revenue for a comprehensive discussion on revenue recognition.
The financial impact of leases is listed in the tables below:
Balance Sheet	Classification	December 31, 2020	December 31, 2019
		(in thousands)
Assets
Right-of-use assets(1)	Long-term right-of-use assets	$52,331	$70,635
Finance lease assets	Property and equipment	302	213
Liabilities
Operating lease liabilities – ST	Current operating lease liabilities	$14,019	$19,315
Operating lease liabilities – LT	Long-term operating lease liabilities	60,984	72,143
Finance lease liabilities – ST	Current portion of finance lease obligations	307	128
Finance lease liabilities – LT	Other long term liabilities	94	87

(1)
Right-of-use asset impairment of $3.6 million and $0.6 million for the years ended December 31, 2020 and 2019, respectively, is recorded within lease abandonment costs in the accompanying consolidated statements of operations.

		Year ended December 31,
Statements of Operations and Cash Flows	Classification	2020	2019
		(in thousands)
Operating lease cost:
Operating lease cost – fixed	Cost of revenue and Selling, general and administrative	$19,968	$27,856
Lease abandonment costs	Lease abandonment costs	4,350	2,073
Short-term agreements:	Cost of revenue	$44,062	$93,949
Finance lease cost:
Amortization of leased assets	Depreciation and amortization	$314	$916
Interest on lease liabilities	Interest expense, net	14	32
Lessor income:
Sublease income	Cost of sales and lease abandonment costs	$1,463	$1,544
Lessor income	Cost of sales	350	478
Statement of cash flows
Cash paid for operating leases	Operating cash flows	$22,385	$30,670
Cash paid for finance leases lease interest	Operating cash flows	14	32
Cash paid for finance leases	Financing cash flows	264	883

Long Term and Discount Rate	As of December 31, 2020	As of December 31, 2019
Weighted-average remaining lease term (years)
Operating leases	6.7	7.9
Finance leases	1.3	1.6
Weighted-average discount rate
Operating leases	4.7%	5.3%
Finance leases	3.6%	5.1%
The Company has the following operating and finance lease commitments as of December 31, 2020:
Period	Operating Leases(1)	Finance Leases	Total
	(in thousands)
2021	$17,478	$315	$17,793
2022	13,956	95	14,051
2023	11,858	—	11,858
2024	11,117	—	11,117
2025	10,376	—	10,376
Thereafter	22,908	—	22,908
Total minimum lease payments	$87,693	$410	$88,103
Less reconciling items to reconcile undiscounted cash flows to lease liabilities:
Short-term leases excluded from balance sheet	562	—	562
Imputed interest	12,128	9	12,137
Total reconciling items	12,690	9	12,699
Total liabilities per balance sheet	$75,003	$401	$75,404

(1)
The table above excludes sublease and lessor income of $1.1 million during 2021, $0.8 million during 2022 and $0.3 million during 2023.

NOTE 7 — INVENTORIES
Inventories, which are comprised of chemicals and materials available for resale and parts and consumables used in operations, are valued at the lower of cost and net realizable value, with cost determined under the weighted-average method. The significant components of inventory are as follows:
	As of December 31,
	2020	2019
	(in thousands)
Raw materials	$16,701	$12,365
Finished goods	16,683	24,724
Materials and supplies	—	453
Total	$33,384	$37,542
During the years ended December 31, 2020 and 2019, the Company recorded charges to the reserve for excess and obsolete inventory for $0.9 million and $0.3 million, respectively, which were recognized within costs of revenue on the accompanying consolidated statements of operations. The Company’s inventory reserve was $4.1 million as of both December 31, 2020 and 2019. The reserve for excess and obsolete inventories is determined based on the Company’s historical usage of inventory on hand, as well as future expectations, and the amount necessary to reduce the cost of the inventory to its estimated net realizable value.

NOTE 8 — PROPERTY AND EQUIPMENT
Property and equipment consists of the following as of December 31, 2020 and 2019:
	As of December 31,
	2020	2019
	(in thousands)
Machinery and equipment	$596,441	$659,835
Buildings and leasehold improvements	93,236	97,426
Pipelines	72,458	69,327
Disposal wells	48,097	64,149
Vehicles and equipment	30,975	53,819
Land	13,497	16,030
Computer equipment and software	7,127	8,051
Office furniture and equipment	892	1,157
Machinery and equipment – finance lease	537	162
Vehicles and equipment – finance lease	475	1,291
Computer equipment and software – finance lease	356	356
Other	—	497
Construction in progress	14,811	43,279
	878,902	1,015,379
Less accumulated depreciation(1)	(528,537)	(562,986)
Property and equipment held-for-sale, net	—	885
Total property and equipment, net	$350,365	$453,278

(1)
Includes $1.1 million and $1.6 million of accumulated depreciation related to finance leases as of December 31, 2020 and December 31, 2019, respectively.

Total depreciation and amortization expense related to property and equipment and finance leases presented in the table above, as well as amortization of intangible assets presented in Note 9 — Goodwill and Other Intangible Assets is as follows:
	Year ended December 31,
	2020	2019	2018
	(in thousands)
Category
Depreciation expense from property and equipment	$89,848	$107,738	$119,114
Amortization expense from finance leases	314	916	1,314
Amortization expense from intangible assets	11,661	11,900	13,102
Accretion expense from asset retirement obligations	(151)	115	183
Total depreciation and amortization	$101,672	$120,669	$133,713
Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. See Note 4 — Impairment and Other Costs for impairment and abandonment of property and equipment during the years ended December 31, 2020, 2019 and 2018.
During the year ended December 31, 2020, the Company sold the remaining Canadian assets that were previously designated as held for sale at a loss of $0.1 million recognized within (Losses) gains on sales of property, equipment and divestitures, net on the accompanying consolidated statements of operations.

NOTE 9 — GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill is evaluated for impairment on at least an annual basis, or more frequently if indicators of impairment exist. The annual impairment tests are based on Level 3 inputs (see Note 13 — Fair Value Measurement). During the first quarter of 2020, the Company had triggering events related to the significant adverse change to the demand for the Company’s services in connection with a significant decline in the price of oil and the related global economic impacts resulting from the OPEC+ disputes as well as the COVID-19 pandemic. This included uncertainty regarding oil prices and the length of the recovery following the significant market disruption in the oil and gas industry. Given the volatile market environment at March 31, 2020, the Company utilized third-party valuation advisors to assist with these evaluations. These evaluations included significant judgment, including management’s short-term and long-term forecast of operating performance, discount rates based on our weighted-average cost of capital, revenue growth rates, profitability margins, capital expenditures, the timing of future cash flows based on an eventual recovery of the oil and gas industry, and in the case of long-lived assets, the remaining useful life and service potential of the asset. The Company performed quantitative tests for reporting units in both the Water Services and Water Infrastructure segments using the income and market approaches, resulting in a full impairment to goodwill in both segments.
During 2019, the Affirm goodwill was reduced to zero from the crane divestiture and impairment. The $4.4 million of goodwill impairment was based on the expected proceeds from selling and winding down the rest of the Affirm business following the Affirm crane business divestiture. Also, in connection with the Company’s segment realignment, the Company reallocated goodwill from one reporting unit in the 2018 Water Solutions segment to reporting units in the 2019 Water Services and Water Infrastructure segments using the reporting units’ relative fair values as of March 31, 2019.
The changes in the carrying amounts of goodwill by reportable segment for the years ended December 31, 2020, and 2019 are as follows:
	Water Solutions	Wellsite Services	Water Services	Water Infrastructure	Other	Total
	(in thousands)
Balance as of December 31, 2018	$266,801	$7,000	$—	$—	$—	$273,801
Resegmentation	(266,801)	(7,000)	186,335	80,466	7,000	—
Measurement period adjustment(1)	—	—	133	—	—	133
Affirm crane business divestiture	—	—	—	—	(2,604)	(2,604)
Affirm impairment	—	—	—	—	(4,396)	(4,396)
Balance as of December 31, 2019	—	—	186,468	80,466	—	266,934
Impairment			(186,468)	(80,466)		(266,934)
Balance as of December 31, 2020	$—	$—	$—	$—	$—	$—

(1)
See Note 3 — Acquisitions and Divestitures for additional information.

The components of other intangible assets as of December 31, 2020 and 2019 are as follows:
	As of December 31, 2020				As of December 31, 2019
	Gross Value	Impairment	Accumulated Amortization	Net Value	Gross Value	Accumulated Amortization	Net Value
	(in thousands)				(in thousands)
Definite-lived
Customer relationships	$116,554	$—	$(29,302)	$87,252	$116,554	$(20,233)	$96,321
Patents	9,741	—	(3,166)	6,575	10,110	(2,420)	7,690
Other	7,234	—	(6,373)	861	7,234	(4,766)	2,468
Total definite-lived	133,529	—	(38,841)	94,688	133,898	(27,419)	106,479

	As of December 31, 2020				As of December 31, 2019
	Gross Value	Impairment	Accumulated Amortization	Net Value	Gross Value	Accumulated Amortization	Net Value
	(in thousands)				(in thousands)
Indefinite-lived
Water rights	7,031	—	—	7,031	7,031	—	7,031
Trademarks	23,442	(9,082)	—	14,360	23,442	—	23,442
Total indefinite-lived	30,473	(9,082)	—	21,391	30,473	—	30,473

Total other intangible assets, net	$164,002	$(9,082)	$(38,841)	$116,079	$164,371	$(27,419)	$136,952

Due to the triggering events discussed above, the Company also tested all intangible assets for impairment during the first quarter of 2020. These evaluations included significant judgment, including discount rates based on our weighted-average cost of capital and the royalty rate. This resulted in $9.1 million of impairment to trademarks using the relief from royalty method, which was recorded in the Oilfield Chemicals segment.
During the year ended December 31, 2020, the Company added no new intangible assets. During the year ended December 31, 2019, the Company added $0.5 million in customer relationships. The weighted-average amortization period for customer relationships, patents and other definite-lived intangible assets as of December 31, 2020 was 9.7 years, 6.8 years and 2.7 years, respectively.
The indefinite-lived water rights and trademarks are generally subject to renewal every five to ten years.
Amortization expense of $11.7 million, $11.9 million and $13.1 million was recorded for the years ended December 31, 2020, 2019 and 2018, respectively. Annual amortization of intangible assets for the next five years and beyond is as follows:
Year Ending December 31,	Amount
(in thousands)
2021	$10,466
2022	10,252
2023	10,180
2024	10,111
2025	9,948
Thereafter	43,731
Total	$94,688
NOTE 10 — DEBT
Credit facility and revolving line of credit
On November 1, 2017, SES Holdings and Select Energy Services, LLC (“Select LLC”) entered into a $300.0 million senior secured revolving credit facility (the “Credit Agreement”), by and among SES Holdings, as parent, Select LLC, as Borrower and certain of SES Holdings’ subsidiaries, as guarantors, each of the lenders party thereto and Wells Fargo Bank, N.A., as administrative agent, issuing lender and swingline lender (the “Administrative Agent”). The Credit Agreement also has a sublimit of $40.0 million for letters of credit and a sublimit of $30.0 million for swingline loans. The maturity date of the Credit Agreement is the earlier of (a) November 1, 2022, and (b) the earlier termination in whole of the Commitments pursuant to Section 2.1(b) of Article VII of the Credit Agreement.
The Credit Agreement permits extensions of credit up to the lesser of $300.0 million and a borrowing base that is determined by calculating the amount equal to the sum of (i) 85% of the Eligible Billed

Receivables (as defined in the Credit Agreement), plus (ii) 75% of Eligible Unbilled Receivables (as defined in the Credit Agreement), provided that this amount will not equal more than 35% of the borrowing base, plus (iii) the lesser of (A) the product of 70% multiplied by the value of Eligible Inventory (as defined in the Credit Agreement) at such time and (B) the product of 85% multiplied by the Net Recovery Percentage (as defined in the Credit Agreement) identified in the most recent Acceptable Appraisal of Inventory (as defined in the Credit Agreement), multiplied by the value of Eligible Inventory at such time, provided that this amount will not equal more than 30% of the borrowing base, minus (iv) the aggregate amount of Reserves (as defined in the Credit Agreement), if any, established by the Administrative Agent from time to time, including, if any, the amount of the Dilution Reserve (as defined in the Credit Agreement). The borrowing base is calculated on a monthly basis pursuant to a borrowing base certificate delivered by Select LLC to the Administrative Agent.
Borrowings under the Credit Agreement bear interest, at Select LLC’s election, at either the (a) one-, two-, three- or six-month LIBOR (“Eurocurrency Rate”) or (b) the greatest of (i) the federal funds rate plus 0.5%, (ii) the one-month Eurocurrency Rate plus 1% and (iii) the Administrative Agent’s prime rate (the “Base Rate”), in each case plus an applicable margin. Interest is payable monthly in arrears. The applicable margin for Eurocurrency Rate loans ranges from 1.50% to 2.00% and the applicable margin for Base Rate loans ranges from 0.50% to 1.00%, in each case, depending on Select LLC’s average excess availability under the Credit Agreement. During the continuance of a bankruptcy event of default, automatically and during the continuance of any other default, upon the Administrative Agent’s or the required lenders’ election, all outstanding amounts under the Credit Agreement will bear interest at 2.00% plus the otherwise applicable interest rate.
Level	Average Excess Availability	Base Rate Margin	Eurocurrency Rate Margin
I	< 33% of the commitments	1.00%	2.00%
II	< 66.67% of the commitments and ≥ 33.33% of the commitments	0.75%	1.75%
III	≥ 66.67% of the commitments	0.50%	1.50%
Level	Average Revolver Usage	Unused Line Fee Percentage
I	≥ 50% of the commitments	0.250%
II	< 50% of the commitments	0.375%
The obligations under the Credit Agreement are guaranteed by SES Holdings and certain subsidiaries of SES Holdings and Select LLC and secured by a security interest in substantially all of the personal property assets of SES Holdings, Select LLC and their domestic subsidiaries.
The Credit Agreement contains certain customary representations and warranties, affirmative and negative covenants and events of default. If an event of default occurs and is continuing, the lenders may declare all amounts outstanding under the Credit Agreement to be immediately due and payable.
In addition, the Credit Agreement restricts SES Holdings’ and Select LLC’s ability to make distributions on, or redeem or repurchase, its equity interests, except for certain distributions, including distributions of cash so long as, both at the time of the distribution and after giving effect to the distribution, no default exists under the Credit Agreement and either (a) excess availability at all times during the preceding 30 consecutive days, on a pro forma basis and after giving effect to such distribution, is not less than the greater of (1) 25% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (2) $37.5 million or (b) if SES Holdings’ fixed charge coverage ratio is at least 1.0 to 1.0 on a pro forma basis, and excess availability at all times during the preceding 30 consecutive days, on a pro forma basis and after giving effect to such distribution, is not less than the greater of (1) 20% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (2) $30.0 million. Additionally, the Credit Agreement generally permits Select LLC to make distributions to allow Select Inc. to make payments required under the existing Tax Receivable Agreements. See Note 14 — Related Party Transactions for further discussion of the Tax Receivable Agreements.
The Credit Agreement also requires SES Holdings to maintain a fixed charge coverage ratio of at least 1.0 to 1.0 at any time availability under the Credit Agreement is less than the greater of (i) 10% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (ii) $15.0 million and continuing through and including the first day after such time that availability under the Credit Agreement has equaled or exceeded the greater of (i) 10% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (ii) $15.0 million for 60 consecutive calendar days.
Certain lenders party to the Credit Agreement and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for the Company and its affiliates in the ordinary course of business for which they have received and would receive customary compensation. In addition, in the ordinary course of their various business activities, such parties and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investments and securities activities may involve the Company’s securities and/or instruments.
The Company had no borrowings outstanding under the Credit Agreement as of December 31, 2020 and 2019. As of December 31, 2020 and 2019, the borrowing base under the Credit Agreement was $96.4 million and $214.6 million, respectively. The significant reduction in our borrowing base since December 31, 2019 was driven primarily by the meaningful reductions during the year ended December 31, 2020 in our accounts receivable, which represent the primary collateral for the borrowing base. The borrowing capacity under the Credit Agreement was reduced by outstanding letters of credit of $15.6 million and $19.9 million as of December 31, 2020 and 2019, respectively. The Company’s letters of credit have a variable interest rate between 1.50% and 2.00% based on the Company’s average excess availability as outlined above. The unused portion of the available borrowings under the Credit Agreement was $80.8 million at December 31, 2020.
Debt issuance costs are amortized to interest expense over the life of the debt to which they pertain. Total unamortized debt issuance costs as of December 31, 2020 and 2019 were $1.3 million and $2.0 million, respectively. As the debt issuance costs relate to a revolving line of credit, they are presented as a deferred charge within other long-term assets on the consolidated balance sheet. Amortization expense related to debt issuance costs were $0.7 million, $0.7 million and $0.7 million for the years ended December 31, 2020, 2019 and 2018, respectively.
The Company was in compliance with all debt covenants as of and throughout the year ended December 31, 2020.
NOTE 11 — COMMITMENTS AND CONTINGENCIES
Litigation
The Company is subject to a number of lawsuits and claims arising out of the normal conduct of its business. The ability to predict the ultimate outcome of such matters involves judgments, estimates and inherent uncertainties. Based on a consideration of all relevant facts and circumstances, including applicable insurance coverage, it is not expected that the ultimate outcome of any currently pending lawsuits or claims against the Company will have a material adverse effect on its consolidated financial position, results of operations or cash flows; however, there can be no assurance as to the ultimate outcome of these matters.
As previously disclosed, certain subsidiaries acquired in the Rockwater Merger are under investigation by the U.S. Attorney’s Office for the Middle District of Pennsylvania and the U.S. Environmental Protection Agency. It is alleged that certain employees at some of the facilities altered emissions controls systems on less than 5% of the vehicles in the fleet in violation of the Clean Air Act. The Company is continuing to cooperate with the relevant authorities to resolve the matter, and while at this time no administrative, civil or criminal charges have been brought against the Company, the Company accrued $4.3 million related to the settlement of this investigation and made payments of $1.7 million related to this accrual during 2020. The Company does not believe that the ultimate resolution of this matter will be material to the Company’s financial statements.

Self-Insured Reserves
We are self-insured up to certain retention limits with respect to workers’ compensation, general liability and vehicle liability matters, and effective June 1, 2020, health insurance. We maintain accruals for self-insurance retentions that we estimate using third-party data and claims history.
NOTE 12 — EQUITY-BASED COMPENSATION
The SES Holdings 2011 Equity Incentive Plan, (“2011 Plan”) was approved by the board of managers of SES Holdings in April 2011. In conjunction with the private placement of 16,100,000 shares of the Company’s Class A Common Stock on December 20, 2016 (the “Select 144A Offering”), the Company adopted the Select Energy Services, Inc. 2016 Equity Incentive Plan (as amended, the “2016 Plan”) for employees, consultants and directors of the Company and its affiliates. Options that were outstanding under the 2011 Plan immediately prior to the Select 144A Offering were cancelled in exchange for new options granted under the 2016 Plan. On May 8, 2020, the Company’s stockholders approved an amendment to the 2016 Plan to increase the number of shares of the Company’s Class A common stock that may be issued under the 2016 Plan by 4,000,000 shares and to make certain other administrative changes.
Currently, the maximum number of shares reserved for issuance under the 2016 Plan is approximately 13.3 million shares, with approximately 3.8 million shares available to be issued as of December 31, 2020. For all share-based compensation award types, the Company accounts for forfeitures as they occur.
Stock option awards
Stock options were granted with an exercise price equal to or greater than the fair market value of a share of Class A Common Stock as of the date of grant. The Company utilized the Monte Carlo option pricing model to determine fair value of the options granted during 2018, which incorporates assumptions to value equity-based awards. The risk-free interest rate is based on the U.S. Treasury yield curve in effect for the expected term of the option at the time of grant. The expected life of the options is based on the vesting period and term of the options awarded, which is ten years.
The table below presents the assumptions used in determining the fair value of stock options granted during the year ended December 31, 2018. No options were granted during the years ended December 31, 2020 and 2019. The weighted-average grant date fair value of stock options granted was $8.98 for the year ended December 31, 2018.
For the year ended December 31,
2018
Underlying equity	$20.50
Strike price	$20.50 – 30.75
Dividend yield (%)	0.0%
Risk-free rate (%)	2.3%
Volatility (%)	50.0%
Expected term (years)	10.0

A summary of the Company’s stock option activity and related information as of and for the year ended December 31, 2020 is as follows:
	For the year ended December 31, 2020
	Stock Options	Weighted-average Grant Date Value	Weighted-average Exercise Price	Weighted-average Grant Date Value Term (Years)	Aggregate Intrinsic Value (in thousands)(a)

Beginning balance, outstanding	3,797,319	$8.19	$15.95	4.2	$509
Forfeited	(22,437)	8.42	18.52
Expired	(255,723)	2.81	13.47
Ending balance, outstanding	3,519,159	$8.58	$16.11	3.3	$—
Ending balance, exercisable	3,515,784	$8.58	$16.11	3.3	$—
Nonvested at December 31, 2020	3,375	N/A	$22.22

(a)
Aggregate intrinsic value for stock options is based on the difference between the exercise price of the stock options and the quoted closing Class A Common Stock price of $4.10 and $9.28 as of December 31, 2020 and 2019, respectively.

The Company recognized $0.2 million, $4.3 million and $5.2 million of compensation expense related to stock options during the years ended December 31, 2020, 2019 and 2018, respectively. As of December 31, 2020, there was a nominal amount of unrecognized equity-based compensation expense related to nonvested stock options that is expected to be recognized during the first quarter of 2021.
Restricted Stock Awards and Restricted Stock Units
The value of the restricted stock awards and restricted stock units granted was established by the market price of the Class A Common Stock on the date of grant and is recorded as compensation expense ratably over the vesting term, which is generally one to three years from the applicable date of grant. The Company recognized compensation expense of $7.2 million, $8.5 million and $4.3 million related to the restricted stock awards and restricted stock units for the years ended December 31, 2020, 2019 and 2018, respectively. As of December 31, 2020, there was $7.2 million of unrecognized compensation expense with a weighted-average remaining life of 1.7 years related to unvested restricted stock awards. During 2020 and 2019, the Company paid $1.5 million and $1.0 million, respectively, to repurchase shares in connection with employee minimum tax withholding obligation on vested shares. No restricted stock units were granted during the year ended December 31, 2020.
A summary of the Company’s restricted stock awards activity and related information for the year ended December 31, 2020 is as follows:
	For the year ended December 31, 2020
	Restricted Stock Awards	Weighted-average Grant Date Fair Value
Nonvested at December 31, 2019	1,518,193	$10.08
Granted	1,477,488	5.80
Vested	(578,281)	11.79
Forfeited	(374,299)	7.43
Repurchased	(40,029)	7.81
Nonvested at December 31, 2020	2,003,072	$6.97

A summary of the Company’s restricted stock unit activity and related information for the year ended December 31, 2020 is as follows:
	For the year ended December 31, 2020
	Restricted Stock Units	Weighted-average Grant Date Fair Value
Nonvested at December 31, 2019	1,250	$19.00
Vested	(625)	20.00
Forfeited	(625)	18.00
Nonvested at December 31, 2020	—	$—
Performance Share Units
During 2018 and 2019, the Company approved grants of performance share units (“PSUs”) that are subject to both performance-based and service-based vesting provisions. The number of shares of Class A Common Stock issued to a recipient upon vesting of the PSU will be calculated based on performance against certain metrics that relate to the Company’s return on asset performance over the January 1, 2018 through December 31, 2020 and January 1, 2019 through December 31, 2021 performance periods, respectively.
The target number of shares of Class A Common Stock subject to each PSU granted in 2018 and 2019 is one; however, based on the achievement of performance criteria, the number of shares of Class A Common Stock that may be received in settlement of each PSU can range from zero to 1.75 times the target number. The PSUs become earned at the end of the performance period after the attainment of the performance level has been certified by the compensation committee, which will be no later than June 30, 2021 for the 2018 PSU grants, and June 30, 2022 for the 2019 PSU grants, assuming the minimum performance metrics are achieved. The target PSUs that become earned PSUs during the performance period will be determined in accordance with the following table:
Return on Assets at Performance Period-End Date	Percentage of Target PSUs Earned
Less than 9.6%	0%
9.6%	50%
12%	100%
14.4%	175%
During 2020, the Company approved grants of PSUs that are subject to both performance-based and service-based vesting provisions related to (i) return on asset performance (“ROA”) in comparison to thirteen peer companies and (ii) Adjusted Free Cash Flow (“FCF”) performance percentage. The number of shares of Class A Common Stock issued to a recipient upon vesting of the PSUs will be calculated based on ROA and FCF performance over the period from January 1, 2020 through December 31, 2022.
The target number of shares of Class A Common Stock subject to each PSU granted in 2020 is one; however, based on the achievement of performance criteria, the number of shares of Class A Common Stock that may be received in settlement of each PSU can range from zero to 1.75 times the target number. The PSUs become earned at the end of the performance period after the attainment of the performance level has been certified by the compensation committee, which will be no later than June 30, 2023 for the 2020 PSU grants, assuming the minimum performance metrics are achieved.
The target PSUs that become earned connected with the ROA in comparison to other companies will be determined based on the Company’s Average Return on Assets (as defined in the applicable PSU agreement) relative to the Average Return on Assets of the peer companies (as defined in the applicable PSU agreement) in accordance with the following table, but only if the Company’s Average Return on Assets is equal to or greater than 5% during the performance period:
Ranking Among Peer Group	Percentage of Target Amount Earned
Outside of Top 10	0%
Top 10	50%
Top 7	100%
Top 3	175%
The target PSUs that become earned in connection with the adjusted FCF performance percentage will be determined (as defined in the applicable PSU agreement) in accordance with the following table:
Adjusted FCF Performance Percentage	Percentage of Target Amount Earned
Less than 70%	0%
70%	50%
100%	100%
130%	175%
The fair value on the date the PSUs were granted during 2020, 2019 and 2018 was $4.4 million, $7.0 million and $5.9 million, respectively. Compensation expense related to the PSUs is determined by multiplying the number of shares of Class A Common Stock underlying such awards that, based on the Company’s estimate, are probable to vest by the measurement-date (i.e., the last day of each reporting period date) fair value and recognized using the accelerated attribution method. During the year ended December 31, 2020, the Company revised the estimates for the PSUs granted in 2018 and 2019 and expect 0% to vest. The Company recognized a reduction to compensation expense of $1.7 million, compensation expense of $2.1 million and compensation expense of $0.5 million related to the PSUs for the years ended December 31, 2020, 2019 and 2018, respectively.
As of December 31, 2020, the unrecognized compensation cost related to our unvested PSUs is estimated to be $2.2 million and is expected to be recognized over a weighted-average period of 2.0 years. However, this compensation cost will be adjusted as appropriate throughout the applicable performance periods.
The following table summarizes the information about the performance share units outstanding at December 31, 2020:
Performance Share Units
Nonvested as of December 31, 2019	1,014,990
Target shares granted	753,378
Target shares forfeited	(4,459)
Target shares outstanding as of December 31, 2020	1,763,909
Stock-Settled Incentive Awards
Effective May 17, 2018, the Company approved grants of stock-settled incentive awards to certain key employees under the 2016 Plan that were subject to both market-based and service-based vesting provisions. These awards vested after a two-year service period and, if earned, would have been settled in shares of Class A Common Stock. The ultimate amount earned was based on the achievement of the market metrics, which was based on the stock price of the Class A Common Stock at the vesting date, for which payout could have ranged from 0% to 200%. Any award not earned on the vesting date was forfeited. The target amount that became earned during the performance period was determined in accordance with the following table:
Stock Price at Vesting Date(1)	Percentage of Target Amount Earned
Less than $20.00	0%
At least $20.00, but less than $25.00	100%
$25.00 or greater	200%

(1)
The stock price at vesting date equals the greater of (i) the fair market value of a share of the Class A Common Stock on the vesting date, or (ii) the volume weighted-average closing price of a share of the Class A Common Stock, as reported on the NYSE, for the 30 trading days preceding the vesting date.

The target amount of stock-settled incentive awards granted was $3.9 million. However, the ultimate settlement of the awards was in shares of Class A Common Stock with a fair market value equal to the earned amount, which could have ranged from 0% to 200% of the target amount depending on the stock price at vesting date. The earned amount was 0% and no shares of Class A Common Stock were issued.
Compensation expense associated with the stock-settled incentive awards was recognized ratably over the corresponding requisite service period. The fair value of the stock-settled incentive awards was determined using a Monte Carlo option pricing model, similar to the Black-Scholes-Merton model, and adjusted for the specific characteristics of the awards. The key assumptions in the model included price, the expected volatility of our stock, risk-free interest rate based on U.S. Treasury yield curve, cross-correlations between us and our self-determined peer companies’ asset, equity and debt-to-equity volatility.
The Company recognized $0.1 million, $0.5 million and $0.4 million of compensation expense related to the stock-settled incentive awards during the years ended December 31, 2020, 2019 and 2018, respectively.
The following table summarizes the information about the stock-settled incentive awards as of May 17, 2020, the date at which the awards expired:
	Value at Target	Award Value Being Recognized
	(in thousands)
Nonvested as of December 31, 2019	$2,937	$1,122
Forfeited during 2020	(410)	(157)
Awards earned and forfeited as market condition not satisfied as of vesting date	(2,527)	—
Cumulative expense recognized	$—	$965
Employee Stock Purchase Plan (ESPP)
The Company maintains the Employee Stock Purchase Plan (the “ESPP”) under which employees that have been continuously employed for at least one year may purchase shares of Class A Common Stock at a discount. The ESPP provides for four offering periods for purchases: December 1 through February 28, March 1 through May 31, June 1 through August 31 and September 1 through November 30. At the end of each offering period, enrolled employees purchase shares of Class A Common Stock at a price equal to 95% of the market value of the stock on the last day of such offering period. The purchases are made at the end of an offering period with funds accumulated through payroll deductions over the course of the offering period. Subject to limitations set forth in the plan and under IRS regulations, eligible employees may elect to contribute a maximum of $15,000 to the plan in a single calendar year. The ESPP is deemed to be noncompensatory.

The following table summarizes ESPP activity (in thousands, except shares):
For the year ended December 31, 2020
Cash received for shares issued	$76
Shares issued	15,132
Share-repurchases
During the years ended December 31, 2020 and 2019, the Company repurchased 1,989,440 and 2,180,806 shares, respectively, of Class A Common Stock in the open market and repurchased 210,384 and 108,074 shares, respectively, of Class A Common Stock in connection with employee minimum tax withholding requirements for units vested under the 2016 Plan. All repurchased shares were retired. During the year ended December 31, 2020, the repurchases were accounted for as a decrease to paid in-capital of $12.3 million and a decrease to Class A common stock of approximately $22,000.
NOTE 13 — FAIR VALUE MEASUREMENT
The Company utilizes fair value measurements to measure assets and liabilities in a business combination or assess impairment and abandonment of property and equipment, intangible assets and goodwill. Fair value is defined as the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in an orderly transaction between market participants at the measurement date. Further, ASC 820, Fair Value Measurements, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and includes certain disclosure requirements. Fair value estimates are based on either (i) actual market data or (ii) assumptions that other market participants would use in pricing an asset or liability, including estimates of risk.
ASC 820 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy categorizes assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. The three levels are defined as follows:
Level 1 — Unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2 — Quoted prices for similar assets or liabilities in non-active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3 — Inputs that are unobservable and significant to the fair value measurement (including the Company’s own assumptions in determining fair value).
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. There were no transfers into, or out of, the three levels of the fair value hierarchy for the years ended December 31, 2020, 2019 and 2018.
Assets and liabilities measured at fair value on a recurring and non-recurring basis
Nonfinancial assets and liabilities measured at fair value on a non-recurring basis include certain nonfinancial assets and liabilities as may be acquired in a business combination and measurements of goodwill and intangible impairment. As there is no corroborating market activity to support the assumptions used, the Company has designated these measurements as Level 3.
Long-lived assets, such as property and equipment and finite-lived intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate that its carrying value may not be recoverable. The development of future cash flows and the estimate of fair value represent the Company’s best estimates based on industry trends and reference to market transactions and are subject to variability.

The Company’s estimates of fair value have been determined at discrete points in time based on relevant information. These estimates involve uncertainty and cannot be determined with precision. There were no significant changes in valuation techniques or related inputs for the years ended December 31, 2020, 2019 and 2018.
The following table presents information about the Company’s assets measured at fair value on a recurring and non-recurring basis for the years ended December 31, 2020, 2019 and 2018.
			Fair value Measuremants Using
	Frequency	Measurement Date	Level 1	Level 2	Level 3	Carrying Value(1)	Impairment
				(in thousands)
Year Ended December 31, 2020
Goodwill	Non-recurring	March 31	$—	$—	$—	$266,934	$266,934
Trademark	Non-recurring	March 31	—	—	14,360	23,442	9,082
Property and equipment	Non-recurring	March 31	—	—	176	3,360	3,184
Property and equipment	Non-recurring	June 30	—	—	—	4,726	4,726
Investments	Recurring	September 30	—	1,768	—	1,768	—
Investments	Recurring	December 31	3,377	—	—	3,377	—
Year Ended December 31, 2019
Goodwill	Non-recurring	March 31	$—	$—	$—	$4,396	$4,396
Property and equipment	Non-recurring	March 31	—	—	2,346	2,865	519
Property and equipment	Non-recurring	June 30	—	—	2,386	2,760	374
Property and equipment	Non-recurring	September 30	—	—	38	87	49
Property and equipment	Non-recurring	December 31	—	—	2,555	5,328	2,773
Year Ended December 31, 2018
Cost-Method Investment	Non-recurring	March 31	$—	$—	$500	$2,500	$2,000
Property and equipment	Non-recurring	June 30	—	—	—	2,282	2,282
Property and equipment	Non-recurring	December 31	—	—	10,262	14,637	4,375
Goodwill	Non-recurring	December 31	—	—	7,000	24,894	17,894

(1)
Amount represents carrying value at the date of assessment.

Other fair value considerations
See Note 4 — Impairments and Other Costs for a discussion of impairment reflected above incurred during the years ended December 31, 2020, 2019 and 2018, respectively. Also, see Note 3 — Acquisitions and Divestitures for a discussion of the fair value incorporated into the purchase price allocation for the WCS and Pro Well acquisitions occurring during the years ended December 31, 2019 and December 31, 2018, respectively.
The carrying values of the Company’s current financial instruments, which include cash and cash equivalents, accounts receivable trade and accounts payable, approximate their fair value at December 31, 2020 and 2019 due to the short-term maturity of these instruments. The Company did not have any bank debt as of December 31, 2020 or 2019. The estimated fair values of the Company’s financial instruments are not necessarily indicative of the amounts that would be realized in a current market exchange.
Nonmonetary transaction:   During the third quarter of 2020, the Company had a nonmonetary exchange with a customer whereby the customer settled a $1.6 million accounts receivable balance using its restricted common stock, warrants and other privately traded securities. The Company elected the fair value option to account for the securities using a Level-2 calculation during the third quarter of 2020 with the value of the restricted stock and warrants derived from quoted active market pricing of unrestricted, publicly-traded, common stock and warrants and the value of the other privately traded securities was derived from a correlation with observable market data. The Company chose the fair value option because it represents the period-end value of the securities, which the Company has the ability to sell. The registration statement registering the resale of the restricted common stock, warrants and other privately traded securities received became effective in the fourth quarter of 2020, and the Company can sell the common stock and related securities. Accordingly, the Company used a Level-1 calculation during the fourth quarter of 2020 with the value of the registered stock, warrants and other securities derived from quoted active market pricing of unrestricted, publicly-traded, common stock, warrants and other securities. The Company recorded a $1.8 million unrealized gain on the nonmonetary exchange based on the value of the equity at December 31, 2020, recognized within other expense, net on the accompanying consolidated statements of operations. The $3.4 million of common stock and related securities was included in prepaid expenses and other current assets on the accompanying consolidated balance sheets as of December 31, 2020.
NOTE 14 — RELATED PARTY TRANSACTIONS
The Company considers its related parties to be those stockholders who are beneficial owners of more than 5.0% of its common stock, executive officers, members of its board of directors or immediate family members of any of the foregoing persons, an investment in a company that is significantly influenced by a related party, and an unconsolidated joint venture. The Company has entered into a number of transactions with related parties. In accordance with the Company’s related persons transactions policy, the audit committee of the Company’s board of directors regularly reviews these transactions. However, the Company’s results of operations may have been different if these transactions were conducted with non-related parties.
During the year ended December 31, 2020, sales to related parties were $3.9 million and purchases from related party vendors were $7.3 million. These purchases consisted of $6.3 million relating to the rental of certain equipment or other services used in operations, $0.5 million relating to purchases of property and equipment, $0.4 million relating to management, consulting and other services and $0.1 million relating to inventory and consumables. Additionally, the Company invested $3.0 million in a note receivable with an affiliate through common ownership for which the balance is included in other long-term assets, net on the consolidated balance sheets.
During the year ended December 31, 2019, sales to related parties were $16.8 million and purchases from related party vendors were $18.8 million. These purchases consisted of $14.3 million relating to the rental of certain equipment or other services used in operations, $3.0 million relating to purchases of property and equipment, $1.3 million relating to management, consulting and other services and $0.2 million relating to inventory and consumables.
During the year ended December 31, 2018, sales to related parties were $8.3 million and purchases from related party vendors were $16.7 million. These purchases consisted of $10.3 million relating to the rental of certain equipment or other services used in operations, $4.7 million relating to purchases of property and equipment, $1.4 million relating to management, consulting and other services and $0.3 million relating to inventory and consumables.
Tax Receivable Agreements
In connection with the Select 144A Offering, the Company entered into the Tax Receivable Agreements with the TRA Holders.
The first of the Tax Receivable Agreements, which the Company entered into with Legacy Owner Holdco and Crestview Partners II GP, L.P. (“Crestview GP”), generally provides for the payment by the Company to such TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax that the Company actually realizes (computed using simplifying assumptions to address the impact of state and local taxes) or is deemed to realize in certain circumstances in periods after the Select 144A Offering as a result of, as applicable to each such TRA Holder, (i) certain increases in tax basis that occur as a result of the Company’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder’s SES Holdings LLC Units in connection with the Select 144A Offering or pursuant to the exercise of the Exchange Right or the Company’s Call Right and (ii) imputed interest deemed to be paid by the Company as a result of, and additional tax basis arising from, any payments the Company makes under such Tax Receivable Agreement.
The second of the Tax Receivable Agreements, which the Company entered into with an affiliate of certain Legacy Owners and Crestview GP, generally provides for the payment by the Company to such TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax that the Company actually realizes (computed using simplifying assumptions to address the impact of state and local taxes) or is deemed to realize in certain circumstances in periods after the Select 144A Offering as a result of, as applicable to each such TRA Holder, (i) any net operating losses available to the Company as a result of certain reorganization transactions entered into in connection with the Select 144A Offering and (ii) imputed interest deemed to be paid by the Company as a result of any payments the Company makes under such Tax Receivable Agreement.
The Company has not recognized a liability associated with the Tax Receivable Agreements as of December 31, 2020, or 2019.
NOTE 15 — INCOME TAXES
Select Inc. is subject to U.S. federal and state income taxes as a corporation. SES Holdings and its subsidiaries, with the exception of certain corporate subsidiaries, are treated as flow-through entities for U.S. federal income tax purposes and as such, are generally not subject to U.S. federal income tax at the entity level. Rather, the tax liability with respect to their taxable income is passed through to their members or partners. Select Inc. recognizes a tax liability on its allocable share of SES Holdings’ taxable income.
The Company’s effective tax rates for the years ended December 31, 2020, 2019 and 2018 were 0.4%, 32.0% and 3.0% respectively. The effective tax rates for the years ended December 31, 2020, 2019 and 2018 differ from the statutory rate of 21% for 2020, 2019 and 2018 due to net income allocated to noncontrolling interests, state income taxes and valuation allowances.
The components of the federal and state income tax (benefit) expense are summarized as follows:
	For the year ended December 31,
	2020	2019	2018
	(in thousands)
Current tax (benefit) expense
Federal income tax (benefit) expense	$(941)	$696	$1,073
State and local income tax (benefit) expense	(439)	1,034	1,077
Total current (benefit) expense	(1,380)	1,730	2,150
Deferred tax (benefit) expense
Federal income tax (benefit) expense	(105)	49	(20)
State and local income tax expense (benefit)	9	170	(426)
Total deferred (benefit) expense	(96)	219	(446)
Total income tax (benefit) expense	$(1,476)	$1,949	$1,704
Tax (benefit) expense attributable to controlling interests	$(1,246)	$1,488	$1,425
Tax (benefit) expense attributable to noncontrolling interests	(230)	461	279
Total income tax (benefit) expense	$(1,476)	$1,949	$1,704
A reconciliation of the Company’s provision for income taxes as reported and the amount computed by multiplying income before taxes, less noncontrolling interest, by the U.S. federal statutory rate of 21% for 2020, 2019 and 2018:

	For the year ended December 31,
	2020	2019	2018
	(in thousands)
Provision calculated at federal statutory income tax rate:
(Loss) income before taxes	$(403,208)	$6,085	$56,003
Statutory rate	21%	21%	21%
Income tax (benefit) expense computed at statutory rate	(84,674)	1,278	11,761
Less: noncontrolling interests	13,272	(284)	(3,735)
Income tax (benefit) expense attributable to controlling interests	(71,402)	994	8,026
State and local income taxes, net of federal benefit	(430)	884	515
Change in subsidiary tax status	(409)	587	—
CARES Act NOL carryback benefit	(459)	—	—
Change in valuation allowance	71,454	(1,833)	(7,696)
Deferred adjustment due to restructuring	—	856	—
Other	—	—	580
Income tax (benefit) expense attributable to controlling interests	(1,246)	1,488	1,425
Income tax (benefit) expense attributable to noncontrolling interests	(230)	461	279
Total income tax (benefit) expense	$(1,476)	$1,949	$1,704
Deferred taxes result from the temporary differences between financial reporting carrying amounts and the tax basis of existing assets and liabilities. As of December 31, 2020, and 2019, the Company had net deferred tax liabilities of $0.2 million and $0.3 million, respectively, which are recorded in other long-term liabilities on the consolidated balance sheets. The principal components of the deferred tax assets (liabilities) are summarized as follows:
	For the year ended December 31,
	2020	2019
	(in thousands)
Deferred tax assets
Outside basis difference in SES Holdings	$78,918	$27,935
Net operating losses	69,601	46,782
Credits and other carryforwards	4,111	1,451
Other	541	944
Total deferred tax assets before valuation allowance	153,171	77,112
Valuation allowance	(152,659)	(76,883)
Total deferred tax assets	512	229
Deferred tax liabilities
Property and equipment	718	540
Other	41	32
Total deferred tax liabilities	759	572
Net deferred tax liabilities	$(247)	$(343)
For the year ended December 31, 2020, the Company recorded an increase in valuation allowance of $75.8 million against certain deferred tax assets.
The Company has assessed the future potential to realize these deferred tax assets and has concluded it is more likely than not that these deferred tax assets will not be realized based on current economic conditions and expectations of the future. Furthermore, the Company has not recorded a liability for the effect of any associated Tax Receivable Agreement liabilities as the liability is based on the actual cash tax savings expected to be realized by the Company, which are not considered probable as of December 31, 2020 or 2019. The Company considers all available evidence (both positive and negative), including continuing periods of income and other tax planning strategies, in determining whether realization of the tax benefit is more likely than not. The Company will continue to monitor facts and circumstances in the reassessment of the likelihood that the tax benefit will be realized. If this were to occur, the valuation allowance, or a portion thereof, would be released. Similarly, the Company considers all available evidence (both positive and negative) in order to determine the probability of a payment under the Tax Receivable Agreements in its assessment of establishing a liability. If determined to be probable, there would be a corresponding charge to Tax Receivable Agreement expense. See Note 14 — Related Party Transactions for further discussion of the Tax Receivable Agreements.
The U.S. federal income tax legislation enacted in Public Law No. 115-97, commonly referred to as the Tax Cuts and Jobs Act, reduced the corporate income tax rate effective January 1, 2018 from 35% to 21%. As of December 31, 2018, the Company completed our accounting for the tax effects of the Tax Cuts and Jobs Act (TCJA). During the year ended December 31, 2017, the Company recognized the reasonably estimated (i) effects on our existing deferred tax balances and (ii) one-time transition tax. During the year ended December 31, 2018, the Company finalized the accounting for of the Tax Act and incurred $0.6 million in incremental income tax expense from transitioning to the TCJA.
On March 27, 2020, the CARES Act was enacted. The CARES Act includes, among other things, certain income tax provisions for businesses. The Company recognized an income tax benefit of $0.5 million during 2020, as a result of the net operating loss carryback and interest expense limitation provisions of the CARES Act.
As of December 31, 2020, the Company and certain corporate subsidiaries of SES Holdings had approximately $291.6 million of U.S. federal net operating loss carryforwards (“NOLs”), of which $133.8 million will begin to expire in 2031 and $157.8 million have no expiration, approximately $128.1 million of state NOLs which will begin to expire in 2023, and approximately $6.5 million of foreign NOLs, which will begin to expire in 2037.
Accounting for uncertainty in income taxes prescribes a recognition threshold and measurement methodology for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As of December 31, 2020 and 2019 there was no material liability or expense for the periods then ended recorded for payments of interest and penalties associated with uncertain tax positions or material unrecognized tax positions.
Separate federal and state income tax returns are filed for Select Inc., SES Holdings and certain consolidated affiliates. The tax years 2016 through 2019 remain open to examination by the major taxing jurisdictions to which the Company is subject to income tax. The Louisiana Department of Revenue is currently auditing the corporate income and franchise tax returns of Select Inc. and Select Western, a corporate subsidiary of SES Holdings, for the years ended 2016 through 2018. The Company does not believe that the audits will result in a material tax assessment.
NOTE 16 — NONCONTROLLING INTERESTS
The Company’s noncontrolling interests fall into two categories as follows:
•
Noncontrolling interests attributable to joint ventures formed for water-related services.

•
Noncontrolling interests attributable to holders of Class B Common Stock.

	As of December 31
	2020	2019
	(in thousands)
Noncontrolling interests attributable to joint ventures formed for water-related services	$2,002	$2,674

	As of December 31
	2020	2019
	(in thousands)
Noncontrolling interests attributable to holders of Class B Common Stock	110,819	172,961
Total noncontrolling interests	$112,821	$175,635

During the years ended December 31, 2020 and 2019, the Company had divestitures of joint ventures that eliminated $0.2 million and $0.4 million of noncontrolling interest in 2020 and 2019, respectively. For all periods presented, there were no other changes to Select’s ownership interest in joint ventures formed for water-related services. However, during the years ended December 31, 2020, 2019 and 2018, there were changes in Select’s ownership interest in SES Holdings LLC. The effects of the changes in Select’s ownership interest in SES Holdings LLC are as follows:
	For the year ended December 31,
	2020	2019	2018
	(in thousands)
Net (loss) income attributable to Select Energy Services, Inc.	$(338,684)	$2,784	$36,512
Transfers from (to) noncontrolling interests:
Increase in additional paid-in capital as a result of stock option exercises	—	54	374
Increase in additional paid-in capital as a result of restricted stock issuance, net of forfeitures	1,874	3,614	1,942
Increase in additional paid-in capital as a result of issuance of common stock due to vesting of restricted stock units	1	4	104
Decrease in additional paid-in capital as a result of the repurchase of SES Holdings LLC Units	(1,416)	(3,362)	(576)
Increase in additional paid-in capital as a result of exchanges of SES Holdings LLC Units (an equivalent number of shares of Class B Common Stock) for shares of Class A Common Stock	—	107,062	146,865
Increase in additional paid-in capital as a result of the Employee Stock Purchase Plan shares issued	7	42	15
Change to equity from net (loss) income attributable to Select Energy Services, Inc. and transfers from noncontrolling interests	$(338,218)	$110,198	$185,236
NOTE 17 — (LOSS) EARNINGS PER SHARE
(Loss) earnings per share are based on the amount of (loss) income allocated to the shareholders and the weighted-average number of shares outstanding during the period for each class of common stock. Outstanding options to purchase 3,519,159 and 2,961,439 shares are not included in the calculation of diluted weighted-average shares outstanding for the year ended December 31, 2020 and 2019 respectively, as the effect is antidilutive.
The following tables present the Company’s calculation of basic and diluted earnings per share for the years ended December 31, 2020, 2019 and 2018 (dollars in thousands, except share and per share amounts):
	Year ended December 31, 2020
	Select Energy Services, Inc.	Class A	Class B
Numerator:
Net loss	$(401,732)

	Year ended December 31, 2020
	Select Energy Services, Inc.	Class A	Class B
Net loss attributable to noncontrolling interests	63,048
Net loss income attributable to Select Energy Services, Inc. – basic	$(338,684)	$(338,684)	$—
Net loss income attributable to Select Energy Services, Inc. – diluted	$(338,684)	$(338,684)	$—
Denominator:
Weighted-average shares of common stock outstanding – basic		85,158,764	16,221,101
Weighted-average shares of common stock outstanding – diluted		85,158,764	16,221,101
Loss per share:
Basic		$(3.98)	$—
Diluted		$(3.98)	$—

	Year ended December 31, 2019
	Select Energy Services, Inc.	Class A	Class B
Numerator:
Net income	$4,136
Net income attributable to noncontrolling interests	(1,352)
Net income attributable to Select Energy Services, Inc. – basic	$2,784	$2,784	$—
Add: Reallocation of net income attributable to noncontrolling interests for the dilutive effect of restricted stock	7	7	—
Add: Reallocation of net income attributable to noncontrolling interests for the dilutive effect of performance share units	2	2
Add: Reallocation of net income attributable to noncontrolling interests for the dilutive effect of stock options	1	1	—
Net loss attributable to Select Energy Services, Inc. – diluted	$2,794	$2,794	$—
Denominator:
Weighted-average shares of common stock outstanding – basic		80,176,323	23,806,646
Dilutive effect of restricted stock		373,366	—
Dilutive effect of performance share units		80,979
Dilutive effect of stock options		40,215	—
Dilutive effect of ESPP		446	—
Weighted-average shares of common stock outstanding – diluted		80,671,329	23,806,646
Earnings per share:
Basic		$0.03	$—
Diluted		$0.03	$—

	Year ended December 31, 2018
	Select Energy Services, Inc.	Class A	Class A-2	Class B
Numerator:
Net loss	$54,299
Net loss attributable to noncontrolling interests	(17,787)
Net loss attributable to Select Energy Services, Inc. – basic	$36,512	$35,720	$792	$—
Add: Reallocation of net income attributable to noncontrolling interests for the dilutive effect of restricted stock	13	13	—	—
Add: Reallocation of net income attributable to noncontrolling interests for the dilutive effect of stock options	30	30	—	—
Net loss attributable to Select Energy Services, Inc. – diluted	$36,555	$35,763	$792	$—
Denominator:
Weighted-average shares of common stock outstanding – basic		72,403,318	1,604,575	31,986,438
Dilutive effect of restricted stock		71,718	—	—
Dilutive effect of stock options		166,999	—	—
Dilutive effect of ESPP		112	—	—
Weighted-average shares of common stock outstanding – diluted		72,642,147	1,604,575	31,986,438
Loss per share:
Basic		$0.49	$0.49	$—
Diluted		$0.49	$0.49	$—
NOTE 18 — SEGMENT INFORMATION
Select Inc. is a leading provider of comprehensive water-management and chemical solutions to the oil and gas industry in the U.S. The Company’s services are offered through three reportable segments. Reportable segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the CODM in deciding how to allocate resources and assess performance. The Company’s CODM assesses performance and allocates resources on the basis of the three reportable segments. Corporate and other expenses that do not individually meet the criteria for segment reporting are reported separately as Corporate or Other.
The Company’s CODM assesses performance and allocates resources on the basis of the following three reportable segments:
Water Services — The Water Services segment consists of the Company’s services businesses, including water transfer, flowback and well testing, fluids hauling, water containment and water network automation, primarily serving E&P companies. Additionally, this segment includes the operations of our accommodations and rentals business.
Water Infrastructure — The Water Infrastructure segment consists of the Company’s infrastructure assets, including operations associated with our water sourcing and pipeline infrastructure, our water recycling solutions and infrastructure, and our produced water gathering systems and saltwater disposal wells, primarily serving E&P companies.

Oilfield Chemicals — The Oilfield Chemicals segment provides technical solutions and expertise related to chemical applications in the oil and gas industry. We also have significant capabilities in supplying logistics for chemical applications. We develop, manufacture and provide a full suite of chemicals used in hydraulic fracturing, stimulation, cementing, production, pipelines and well completions. Given the breadth of chemicals and application expertise we provide, our customers range from pressure pumpers to major integrated and independent U.S. and international oil and gas producers. This segment also utilizes its chemical experience and lab testing capabilities to customize tailored water treatment solutions designed to maximize the effectiveness of and optimize the efficiencies of the fracturing fluid system in conjunction with the quality of water used in well completions.
The results of our service lines divested during 2019, including the operations of our Affirm subsidiary, our and hauling operations and our Canadian operations, are combined in the “Other” category.
Financial information by segment for the years ended December 31, 2020, 2019 and 2018 is as follows:
	For the year ended December 31, 2020
	Revenue	Loss before taxes	Depreciation and Amortization	Capital Expenditures
	(in thousands)
Water Services	$322,461	$(250,779)	$61,758	$2,161
Water Infrastructure	125,710	(96,290)	27,599	6,852
Oilfield Chemicals	160,825	(13,365)	9,443	7,157
Other	—	(733)	—	330
Eliminations	(3,891)	—	—	—
Loss from operations	(361,167)
Corporate	—	(33,610)	2,872	—
Interest expense, net	—	(2,136)	—	—
Other expense, net	—	(6,295)	—	—
	$605,105	$(403,208)	$101,672	$16,500
	For the year ended December 31, 2019
	Revenue	Income (loss) before taxes	Depreciation and Amortization	Capital Expenditures
	(in thousands)
Water Services	$773,946	$51,185	$80,664	$37,692
Water Infrastructure	221,661	15,103	25,665	53,839
Oilfield Chemicals	268,963	17,942	8,766	11,110
Other	33,365	(8,066)	1,714	64
Eliminations	(6,346)	—	—	—
Income from operations	76,164
Corporate	—	(53,090)	3,860	—
Interest expense, net	—	(2,688)	—	—
Other expense, net	—	(14,301)	—	—
	$1,291,589	$6,085	$120,669	$102,705

	For the year ended December 31, 2018
	Revenue	Income (loss) before taxes	Depreciation and Amortization	Capital Expenditures
	(in thousands)
Water Services	$897,160	$89,826	$82,875	$120,883
Water Infrastructure	230,130	31,579	23,042	33,372
Oilfield Chemicals	260,281	(7,107)	10,496	10,832
Other	144,499	(14,021)	14,124	7,045
Eliminations	(3,140)	—	—	—
Income from operations	100,277
Corporate	—	(38,603)	3,176	—
Interest expense, net	—	(5,311)	—	—
Other expense, net	—	(360)	—	—
	$1,528,930	$56,003	$133,713	$172,132
Total assets by segment as of December 31, 2020 and 2019 is as follows:
	As of December 31,
	2020	2019
	(in thousands)
Water Services	$515,856	$831,123
Water Infrastructure	204,995	314,026
Oilfield Chemicals	147,612	192,224
Other	6,896	10,247
	$875,359	$1,347,620
Revenue by groups of similar products and services are as follows:
	For the year ended December 31,
	2020	2019	2018
	(in thousands)
Oilfield chemicals	$160,825	$268,963	$260,281
Water transfer	146,728	355,535	443,650
Pipeline logistics and disposal	91,971	101,145	100,172
Accommodations and rentals(1)	62,593	150,793	153,013
Flowback and well testing	61,839	208,572	223,828
Fluid hauling	52,748	63,156	79,568
Water sourcing	33,739	120,517	129,958
Eliminations and other service lines	(5,338)	22,908	138,460
	$605,105	$1,291,589	$1,528,930

(1)
During 2020, 2019 and 2018, approximately $28.4 million, $69.0 million and $67.2 million of accommodations and rentals revenue was accounted for under ASC 842 lease guidance, with the remainder accounted for under ASC 606 revenue guidance.

In connection with the Rockwater Merger in November 2017, the Company expanded into Canada and during 2019, the Company divested and wound down Canadian operations. The Company attributed revenue to the U.S. and Canada based on the location where services were performed or the destination of the products or equipment sold or rented. Long-lived assets consisted of property and equipment and are attributed to the U.S. and Canada based on the physical location of the asset at the end of the period. The Company’s revenue attributed to the U.S. was $605.1 million or 100.0%, $1,283.4 million or 99.4% and $1,480.4 million or 96.8% of total revenue during the years ended December 31, 2020, 2019 and 2018, respectively. The Company’s revenue attributed to Canada was zero, $8.2 million or 0.6% and $48.6 million or 3.2% of total revenue during the years ended December 31, 2020, 2019 and 2018, respectively. The Company’s net long-lived assets attributed to the U.S. was $350.4 million or 100.0%, $452.4 million or 99.8% and $492.4 million or 97.9% of total net long-lived assets as of December 31, 2020, December 31, 2019 and December 31, 2018, respectively. The Company’s net long-lived assets attributed to Canada was zero, $0.9 million or 0.2% and $10.5 million or 2.1% of total net long-lived assets as of December 31, 2020, December 31, 2019 and December 31, 2018, respectively.
NOTE 19 — QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
	2020
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands)
Revenue	$278,285	$92,239	$101,242	$133,339
Gross profit (loss)	15,296	(23,719)	(16,900)	(3,942)
Loss from operations	(290,831)	(47,805)	(34,212)	(21,929)
Net loss	(291,220)	(53,044)	(36,260)	(21,208)
Net loss attributable to Select Energy Services, Inc.	(245,862)	(44,298)	(30,541)	(17,983)
Net loss per share attributable to common stockholders:
Class A – Basic & Diluted	$(2.86)	$(0.52)	$(0.36)	$(0.21)
Class A-1 – Basic & Diluted	$—	$—	$—	$—
Class A-2 – Basic & Diluted	$—	$—	$—	$—
Class B – Basic & Diluted	$—	$—	$—	$—
	2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands)
Revenue	$362,646	$323,887	$328,968	$276,088
Gross profit	45,997	39,939	40,994	21,810
Income (loss) from operations	6,633	11,179	12,475	(7,213)
Net income (loss)	1,400	8,068	7,172	(12,504)
Net income (loss) attributable to Select Energy Services, Inc.	1,135	6,200	5,379	(9,930)
Net income (loss) per share attributable to common stockholders:
Class A – Basic & Diluted	$0.01	$0.08	$0.07	$(0.12)
Class A-1 – Basic & Diluted	$—	$—	$—	$—
Class A-2 – Basic & Diluted	$—	$—	$—	$—
Class B – Basic & Diluted	$—	$—	$—	$—
NOTE 20 — SUBSEQUENT EVENTS
On January 3, 2021, John D. Schmitz was appointed as Chief Executive Officer and President of the Company. In connection with such appointments, Mr. Schmitz remained a director and Chairman of the board of directors of the Company.
On January 4, 2021, the Company announced that Holli C. Ladhani departed the Company and will no longer serve as the Chief Executive Officer and President of the Company, or a member of the Board, effective January 3, 2021.

ANNEX E

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.  )
Filed by the Registrant   ☒
Filed by a Party other than the Registrant   ☐
Check the appropriate box:
☐
Preliminary Proxy Statement

☐
Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒
Definitive Proxy Statement

☐
Definitive Additional Materials

☐
Soliciting Material under §240.14a-12

SELECT ENERGY SERVICES, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)
Payment of Filing Fee (Check the appropriate box):
☒
No fee required.

☐
Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)
Title of each class of securities to which transaction applies:

(2)
Aggregate number of securities to which transaction applies:

(3)
Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)
Proposed maximum aggregate value of transaction:

(5)
Total fee paid:

☐
Fee paid previously with preliminary materials.

☐
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)
Amount Previously Paid:

(2)
Form, Schedule or Registration Statement No.:

(3)
Filing Party:

(4)
Date Filed:

Select Energy Services, Inc.
1233 West Loop South, Suite 1400
Houston, Texas 77027
Dear Fellow Stockholder:
It is my pleasure to invite you to attend the 2021 Annual Meeting of Stockholders of Select Energy Services, Inc. (the “Annual Meeting”) to be held on May 7, 2021, at 12:00 p.m. local time, at 1233 West Loop South, Suite 600, Houston, Texas 77027.
The following Notice of Annual Meeting describes the business to be conducted at the 2021 Annual Meeting of Stockholders. We encourage you to review the materials and vote your shares.
THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU CAST YOUR VOTE
“FOR” PROPOSALS 1, 2, AND 3, AS DESCRIBED IN THE PROXY STATEMENT.
The Board has fixed the close of business on March 9, 2021 as the record date (the “Record Date”) for the determination of stockholders entitled to notice of, and to vote at, the Annual Meeting or any postponement or adjournment thereof. Accordingly, only stockholders of record at the close of business on the Record Date are entitled to notice of, and shall be entitled to vote at, the Annual Meeting or any postponement or adjournment thereof. Attendance is limited to stockholders of the Company, their proxy holders, and our guests. Stockholders holding stock in brokerage accounts must bring a legal proxy or other evidence of share ownership as of March 9, 2021 to be admitted to the meeting.
Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented and voted at the meeting. You can ensure that your shares are represented and voted at the meeting by submitting your proxy/voting instruction over the Internet or by telephone. If you received your proxy materials by mail, you may also submit your proxy/voting instruction by mail by using the traditional proxy/voting instruction card that was included. Instructions for these convenient ways to vote are set forth on both the Notice of Internet Availability of Proxy Materials and the proxy/voting instruction card.
We intend to hold our Annual Meeting in person. However, we are continuing to monitor the impacts of COVID-19. In the event we believe it is not possible or advisable to hold our Annual Meeting in person, we will announce alternative arrangements for the meeting as promptly as practicable, which may include holding the meeting partially or solely by means of remote communication. Please monitor the Investors section of our website at https://investors.selectenergyservices.com for updated information. If we decide to hold the Annual Meeting partially or solely by means of remote communication, it is currently our intent to resume in-person meetings with our 2022 Annual Meeting and thereafter, assuming normal circumstances. If the Annual Meeting is postponed or adjourned, your proxy will still be valid and may be voted at the rescheduled meeting. You may change or revoke your proxy until it is voted. If you are planning to attend our meeting, please check the website one week prior to the meeting date. To ensure your vote is counted, we encourage you to vote your shares prior to the Annual Meeting.
Thank you for your continued support of Select Energy Services, Inc.
Sincerely,
John Schmitz
Chairman of the Board, President and
Chief Executive Officer
VOTING YOUR SHARES IS IMPORTANT.
PLEASE SUBMIT YOUR PROXY/VOTING INSTRUCTION OVER THE INTERNET OR BY TELEPHONE.
YOU CAN ALSO COMPLETE, SIGN, DATE AND PROMPTLY RETURN YOUR PROXY/VOTING
INSTRUCTION CARD IF YOU RECEIVED PROXY MATERIALS BY MAIL.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MAY 7, 2021
NOTICE IS HEREBY GIVEN that the Board of Directors (our “Board”) of Select Energy Services, Inc., a Delaware corporation (“Select Energy Services” or the “Company”) has called the 2021 Annual Meeting of Stockholders (the “Annual Meeting”) of the Company, which will be held on May 7, 2021 at 12:00 p.m., local time, at 1233 West Loop South, Suite 600, Houston, Texas 77027, to consider the following proposals:
1.
To elect the director nominees named in this Proxy Statement to our Board;

2.
To ratify the appointment, by the Audit Committee of the Board, of Grant Thornton LLP as the Company’s independent registered public accounting firm for fiscal year 2021;

3.
To approve, by a non-binding vote, the compensation of our named executive officers as reported in the accompanying Proxy Statement; and

4.
To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The accompanying Proxy Statement more fully describes these matters. We have not received notice of any other matter that may be properly presented at the Annual Meeting.
Only holders of common stock of record at the close of business on March 9, 2021, are entitled to notice of and to vote at the Annual Meeting and any adjournments or postponements thereof. For security purposes, you may be required to present evidence of your share ownership and a valid, government-issued photo identification, such as a driver’s license or passport, to gain admission to the Annual Meeting. Packages, boxes, handbags, briefcases, and other items are subject to inspection.
Your vote is important. Please submit your proxy/voting instruction over the Internet or by telephone by following the instructions on your Notice of Internet Availability of Proxy Materials about how to view the proxy materials. If you received your proxy materials by mail, you may submit your proxy/voting instruction over the Internet or by telephone or by completing, signing, dating, and promptly mailing your proxy/voting instruction card that was included. If you attend the Annual Meeting, you may vote in person.
By Order of the Board of Directors,
Adam R. Law
Senior Vice President, General Counsel and
Corporate Secretary
This Proxy Statement is dated March 24, 2021 and is being furnished or mailed with the proxy card beginning on or about March 26, 2021.
IMPORTANT NOTICE
Voting your shares is important. If you do not expect to attend the Annual Meeting of Stockholders or if you plan to attend but wish to vote by proxy, please submit your proxy/voting instruction over the Internet or by telephone. If you received your proxy materials by mail, you may also submit your proxy/voting instruction by completing, signing, dating, and promptly mailing the proxy/voting instruction card that was included and for which a postage-paid return envelope was provided.

ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MAY 7, 2021
This Proxy Statement is furnished to stockholders of Select Energy Services for use at its Annual Meeting of Stockholders to be held at 12:00 p.m., local time, on May 7, 2021, at 1233 West Loop South, Suite 600, Houston, Texas 77027, or at any postponements or adjournments of the meeting for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders. The approximate date on which this Proxy Statement and the enclosed proxy card are first being furnished or sent to stockholders is March 26, 2021.

Proxy Statement
For
2021 Annual Meeting of Stockholders
To be held on May 7, 2021

The Board of Directors (our “Board”) of Select Energy Services, Inc. (which we refer to as “Select Energy Services,” “Select Energy,” the “Company,” “we,” “our” or “us”) is furnishing this Proxy Statement to you over the Internet or delivering this Proxy Statement to you by mail in connection with the solicitation of proxies by our Board and the solicitation of voting instructions, in each case for use at the 2021 Annual Meeting of Stockholders to be held on May 7, 2021, and at any adjournments or postponements thereof.
On or about March 26, 2021, we will commence mailing the Notice of Internet Availability of Proxy Materials to most of our stockholders, and we also will commence mailing to some of our stockholders, and make available electronically over the Internet to all of our stockholders: (1) the Notice of 2021 Annual Meeting of Stockholders and this Proxy Statement; and (2) our 2020 Annual Report to Stockholders, which includes our Annual Report on Form 10-K for the year ended December 31, 2020 and our audited financial statements. If you receive your proxy materials by mail, a proxy/voting instruction card will be included.
SUMMARY INFORMATION ABOUT THE 2021 ANNUAL MEETING OF STOCKHOLDERS
Date and Time:	May 7, 2021, 12:00 p.m. local time
Location:	1233 West Loop South, Suite 600, Houston, Texas 77027
Record Date:	March 9, 2021
Voting Methods:
Internet	Telephone	Mail	In Person

Visit www.proxyvote.com
Available until 11:59 p.m. Eastern time on May 6, 2021. You must have the control number that appears on your Notice of Internet Availability of Proxy Materials or proxy/voting instruction card.

Call 1-800-690-6903
Available until 11:59 p.m. Eastern time on May 6, 2021. You must have the control number that appears on your Notice of Internet Availability of Proxy Materials or proxy/voting instruction card.
		Complete, sign and date your proxy/voting instruction card and mail in the postage-paid return envelope.	If you plan to attend to vote in person, you will need to present at the meeting evidence of your share ownership and a valid, government-issued photo identification.

INFORMATION ABOUT THE PROXY PROCESS AND VOTING
What is a proxy and what is a proxy statement?
A proxy is your legal designation of another person to vote the shares you own. That other person is called a proxy. If you designate someone as your proxy, the document in which you make that designation also is called a proxy. This document is a proxy statement. It is a document that we are required by law to provide to you when we ask you to name a proxy to vote your shares. We encourage you to read this Proxy Statement carefully.
Why did I receive a Notice of Internet Availability of Proxy Materials instead of a paper copy of the proxy materials?
The rules of the U.S. Securities and Exchange Commission (the “SEC”) permit us to furnish proxy materials over the Internet. As a result, we are mailing to most of our stockholders a Notice of Internet Availability of Proxy Materials instead of a paper copy of our proxy materials. All stockholders receiving the Notice of Internet Availability of Proxy Materials will have the ability to access our proxy materials over the Internet and, if desired, to request to receive a paper copy of our proxy materials by mail. Instructions on how to access our proxy materials over the Internet or to request a paper copy may be found in the Notice of Internet Availability of Proxy Materials. In addition, the Notice of Internet Availability of Proxy Materials contains instructions on how you may elect to receive future proxy materials electronically on an ongoing basis.
Why didn’t I receive a notice in the mail about the Internet availability of the proxy materials?
We are providing paper copies of our proxy materials instead of a Notice of Internet Availability of Proxy Materials to our stockholders who have previously requested to receive paper copies of our proxy materials. In addition, we are providing notice of the availability of our proxy materials by e-mail to our stockholders who have previously elected to receive proxy materials electronically. Those stockholders should have received an e-mail containing instructions and links to the website where our proxy materials are available and to the proxy voting website.
How can I access the proxy materials over the Internet?
Your Notice of Internet Availability of Proxy Materials or proxy/voting instruction card contains instructions on how to (1) view our proxy materials for the 2021 Annual Meeting of Stockholders over the Internet and (2) elect to receive future proxy materials electronically by e-mail. Our proxy materials also are available on our website at https://investors.selectenergyservices.com.
Electing to receive future proxy materials electronically will help us conserve natural resources and reduce the cost of delivering our proxy materials. If you elect to receive future proxy materials electronically, you will receive an e-mail containing instructions and links to the website where our proxy materials are available and to the proxy voting website. Your election to receive proxy materials electronically by e-mail will remain in effect until you terminate it.
How may I obtain a paper copy of the proxy materials?
If you receive a Notice of Internet Availability of Proxy Materials by mail, you will find instructions about how to obtain a paper copy of our proxy materials on the Notice of Internet Availability of Proxy Materials. If you receive notice of the availability of our proxy materials by e-mail, you will find instructions about how to obtain a paper copy of our proxy materials included in that e-mail. Stockholders who do not receive a Notice of Internet Availability of Proxy Materials or an e-mail regarding the availability of our proxy materials will receive a paper copy of our annual report, proxy statement and proxy card by mail.
What is a record date and who is entitled to vote at the meeting?
A record date is the date, as of the close of business on which, stockholders of record are entitled to notice of and to vote at a meeting of stockholders. The record date for the 2021 Annual Meeting is

March 9, 2021 and was established by our Board as required under the laws of Delaware, our state of incorporation. Thus, owners of record of shares of Select Energy Services’ Class A common stock and Class B common stock (collectively, the “common stock”) as of the close of business on March 9, 2021 are entitled to receive notice of and to vote at the 2021 Annual Meeting and at any adjournments or postponements thereof.
How many shares can be voted and what is a quorum?
You are entitled to one vote for each share of Select Energy Services’ common stock that you owned as of the close of business on March 9, 2021, and you may vote all of those shares. Only our common stock has voting rights. On the record date, there were 104,126,494 shares of our common stock outstanding and entitled to vote at the 2021 Annual Meeting and approximately 140 holders of record and approximately 3,900 beneficial owners holding shares in “street name.”
A quorum is the minimum number of shares that must be represented in person or by proxy for us to conduct the 2021 Annual Meeting. The attendance in person or by proxy of holders of a majority of the shares of common stock entitled to vote at the 2021 Annual Meeting, or 52,063,248 shares of our common stock based on the record date of March 9, 2021, will constitute a quorum to hold the 2021 Annual Meeting. If you grant your proxy over the Internet, by telephone or by your proxy/voting instruction card, your shares will be considered present at the 2021 Annual Meeting and counted toward the quorum.
What different methods can I use to vote my shares?
You have a choice of voting your shares:
• Over the Internet	• By mail
• By telephone	• In person at the Annual Meeting
Even if you plan to attend the Annual Meeting, we encourage you to vote your shares over the Internet, by telephone or by mail. Please carefully read the instructions below on how to vote your shares. Because the instructions vary depending on how you own your shares and the method you use to vote your shares, it is important that you follow the instructions that apply to your situation.
If you vote your shares over the Internet or by telephone,
you should not return a proxy/voting instruction card.
What is the difference between a stockholder of record and a beneficial owner of shares held in street name?
Stockholder of Record.   If your shares are registered directly in your name with the Company’s transfer agent, Broadridge Corporate Issuer Solutions, Inc., you are considered the stockholder of record with respect to those shares, and the proxy materials were sent directly to you by the Company.
Beneficial Owner of Shares Held in Street Name.   If your shares are held in an account at a broker, bank, broker-dealer, custodian, or other similar organization, then you are the beneficial owner of shares held in “street name,” and the proxy materials were forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting during the Annual Meeting. As a beneficial owner, you have the right to instruct that organization on how to vote the shares held in your account, but you must follow the “vote instruction form” that organization has provided to you to vote or attend the Annual Meeting.
How do I vote my shares if I am a “stockholder of record” (shares registered in my name)?
Voting over the Internet.   Voting over the Internet is easy, fast, and available 24 hours a day. If you receive a Notice of Internet Availability of Proxy Materials by mail, you may submit your proxy/voting instruction over the Internet by following the instructions on the Notice of Internet Availability of Proxy Materials. If you receive notice of the availability of our proxy materials by e-mail, you may submit your proxy/voting instruction over the Internet by following the instructions included in that e-mail. If you receive a proxy/voting instruction card by mail, you may submit your proxy/voting instruction over the Internet by following the instructions on the proxy/voting instruction card. You will be able to confirm that the Internet voting system has properly recorded your vote, which will be counted immediately, and there is no need to return a proxy/voting instruction card.
Voting by telephone.   Voting by telephone also is easy, fast, and available 24 hours a day. If you live in the United States or Canada, you may vote by telephone by calling toll-free 1-800-690-6903. If you receive a Notice of Internet Availability of Proxy Materials by mail, you must have the control number that appears on the notice when voting. If you receive notice of the availability of our proxy materials by e-mail, you must have the control number included in that e-mail when voting. If you receive a proxy/voting instruction card by mail, you must have the control number that appears on the proxy/voting instruction card when voting. You will be able to confirm that the telephone voting system has properly recorded your vote, which will be counted immediately, and there is no need to return a proxy/voting instruction card.
Voting by mail.   You can save us expense by voting over the Internet or by telephone. Alternatively, if you received a proxy/voting instruction card by mail, you may vote by mail by completing, signing, dating, and promptly mailing your proxy/voting instruction card in the accompanying postage-paid return envelope.
Voting in person at the meeting.   If you plan to attend the Annual Meeting, you can vote in person. To vote in person at the Annual Meeting, you will need to bring with you to present at the Annual Meeting evidence of your share ownership and a valid, government-issued photo identification, such as a driver’s license or passport.
How do I vote my shares if I am a “beneficial owner” (shares held in “street name”)?
Voting over the Internet, by telephone or by mail.   If your shares are registered or held in the name of your broker, bank, or other nominee (“street name”), you have the right to direct your broker, bank, or other nominee on how to vote your shares by using the method specified by your broker, bank, or other nominee. In addition to voting by mail, most brokerage firms and banks participate in Internet or telephone voting programs. These programs provide eligible “street name” stockholders the opportunity to vote over the Internet or by telephone. Voting forms will provide instructions for stockholders whose brokerage firms or banks participate in these programs.
Voting in person at the meeting.   If your shares are registered or held in the name of your broker, bank, or other nominee and you plan to attend the Annual Meeting to vote in person, you should contact your broker, bank, or other nominee to obtain a broker’s proxy, or legal proxy, and bring it with you to the Annual Meeting, together with a valid, government-issued photo identification, such as a driver’s license or passport, and your account statement or other evidence of your share ownership.
Can I change my vote after I have voted?
You may revoke your proxy and change your vote at any time before the final vote at the Annual Meeting. You may vote again by signing and returning a new proxy card or vote instruction form with a later date or by submitting a later vote electronically or via phone or, if you are a stockholder of record, by attending the Annual Meeting. Attending the Annual Meeting will not automatically revoke your proxy unless you vote again during the Annual Meeting or specifically request that your prior proxy be revoked by sending a written notice of revocation prior to the Annual Meeting to the attention of the Company’s Corporate Secretary at 1233 West Loop South, Suite 1400, Houston, Texas 77027.
Please note, however, that if your shares of record are held by a broker, bank, broker-dealer, custodian, or other similar organization, you must instruct your broker, bank, broker-dealer, custodian or other similar organization that you wish to change your vote by following the procedures on the voting instruction form provided to you by such organization.
What happens if I do not indicate how to vote my proxy?
If you sign your proxy card without providing further instructions, your shares will be voted:
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“FOR” the election of the director nominees named in this Proxy Statement to hold office until our 2022 Annual Meeting of Stockholders or until their respective successors are duly elected and qualified;

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“FOR” the ratification of the appointment, by the Audit Committee of the Board, of Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2021; and

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“FOR” the approval, by a non-binding vote, of the compensation of our named executive officers.

In addition, you are entitled to vote on any other matters that may properly come before the Annual Meeting or any adjournment or postponement thereof.
How will my shares be voted if I do not provide instructions to my broker?
It is possible for a proxy to indicate that some of the shares represented are not being voted with respect to certain proposals. This occurs, for example, when a broker, bank, or other nominee does not have discretion under New York Stock Exchange (“NYSE”) rules to vote on a matter without instructions from the beneficial owner of the shares and has not received such instructions. In these cases, non-voted shares will not be considered present and entitled to vote with respect to that matter, although they may be considered present and entitled to vote for other purposes and will be counted in determining the presence of a quorum. Under NYSE rules, brokers, banks, and other nominees have discretionary voting power to vote without receiving voting instructions from the beneficial owner on “routine” matters, but not on “non-routine” matters. Under NYSE rules as currently in effect, “routine” matters include, among other things, ratification of the appointment of an independent registered public accounting firm. The proposal to ratify the appointment of Grant Thornton LLP as our independent registered public accounting firm for fiscal year 2021 is the only proposal set forth in this Proxy Statement that is considered “routine” under NYSE rules. This means that if you hold your shares through a broker, bank, or other nominee, and you do not provide voting instructions by the 10th day before the Annual Meeting, your broker, bank, or other nominee has the discretion to vote your shares on the proposal to ratify the appointment of Grant Thornton LLP as our independent registered public accounting firm for fiscal year 2021. Under NYSE rules, the proposal to elect the nominees for director named in this Proxy Statement and the proposal to approve, by a non-binding vote, the compensation of our named executive officers, as disclosed in this Proxy Statement, are not “routine” and your broker, bank, or other nominee will not have the discretion to vote your shares on these proposals.
What does it mean if I receive more than one Notice of Internet Availability of Proxy Materials or more than one proxy/voting instruction card?
If you receive more than one Notice of Internet Availability of Proxy Materials or more than one proxy/voting instruction card, you own shares of Select Energy Services’ common stock in multiple accounts with your brokers(s) and/or our transfer agent. Please vote all of these shares. We recommend that you contact your broker(s) and/or our transfer agent to consolidate as many accounts as possible under the same name and address. Our transfer agent is Broadridge Corporate Issuer Solutions, Inc., which may be reached by telephone at 1-720-378-5591, by email at shareholder@broadridge.com or over the Internet at https://www.shareholder.broadridge.com.
How does the Board recommend that I vote my shares?
A proxy that is properly completed and returned will be voted at the Annual Meeting in accordance with the instructions on the proxy. If you properly complete and return a proxy, but do not provide any voting instructions, your shares will be voted in accordance with the Board’s recommendations. The Board’s recommendations can be found with the description of each proposal in this Proxy Statement. In summary, the Board recommends a vote:
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Proposal 1  —  FOR the election of the director nominees named in this Proxy Statement to hold office until our 2022 Annual Meeting of Stockholders or until their respective successors are duly elected and qualified;

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Proposal 2  —  FOR the ratification of the appointment, by the Audit Committee of the Board, of Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2021; and

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Proposal 3  —  FOR the approval, by a non-binding vote, of the compensation of our named executive officers as reported in this Proxy Statement.

If any other business properly comes before the stockholders for a vote at the Annual Meeting, your shares will be voted at the discretion of the holders of the proxy. At the date of this Proxy Statement, the Board knows of no matters, other than those stated immediately above, to be presented for consideration at the Annual Meeting.
Who may vote during the Annual Meeting?
Stockholders who owned shares of the Company’s common stock as of the close of business on March 9, 2021 are entitled to vote during the Annual Meeting. As of the Record Date, there were 104,126,494 shares of our common stock issued and outstanding.
How many votes must be present to hold the Annual Meeting?
Your shares are counted as present at the Annual Meeting if (a) you attend the Annual Meeting and vote during the Annual Meeting, (b) you vote (either by mail, telephone or online) in advance of the Annual Meeting (even if you abstain from voting on one proposal or all three proposals), or (c) your shares are registered in the name of a bank or brokerage firm and you do not provide voting instructions and such bank or broker casts a vote on the ratification of the selection of Grant Thornton LLP to serve as our independent registered public accounting firm. On March 9, 2021, there were 104,126,494 shares of the Company’s common stock outstanding and entitled to vote. In order for us to conduct the Annual Meeting, a majority of our outstanding shares of common stock entitled to vote during the Annual Meeting must be present at the beginning of the Annual Meeting. This is referred to as a quorum. Consequently, 52,063,248 shares of common stock must be present or represented at the beginning of the Annual Meeting to constitute a quorum.
How many votes do I have?
Each share of common stock is entitled to one vote on each matter that comes before the Annual Meeting. Information about the stock holdings of our directors and executive officers is contained in the section of this Proxy Statement entitled “Security Ownership of Certain Beneficial Owners and Management.”
What is the proxy card?
The proxy card enables you to appoint John D. Schmitz, the Company’s Chairman of the Board, President and Chief Executive Officer, and Adam R. Law, the Company’s Senior Vice President, General Counsel and Corporate Secretary, each as your representative at the Annual Meeting. By completing and returning the proxy card, you are authorizing Messrs. Schmitz and Law to vote your shares during the Annual Meeting in accordance with your instructions on the proxy card. This way, your shares will be voted whether or not you attend the Annual Meeting in person. Even if you plan to attend the Annual Meeting, it is strongly recommended that you complete and return your proxy card or vote via telephone or online before the Annual Meeting date to ensure your vote is counted in case your plans change. If a proposal comes up for vote during the Annual Meeting that is not on the proxy card, the representatives you have appointed as proxies will vote your shares, under your proxy, according to their best judgment.
Is my vote kept confidential?
To the extent possible, proxies, ballots and voting tabulations identifying stockholders are kept confidential and will not be disclosed except as may be necessary to meet legal requirements.
Who will tabulate and oversee the vote?
Representatives of Broadridge Corporate Issuer Solutions, Inc. will tabulate and oversee the vote.
Do I need an admission ticket to attend the Annual Meeting?
All stockholders are welcome to attend the Annual Meeting. Because seating is limited, admission will be on a first-come, first-served basis. No ticket is required for admission to the Annual Meeting. You will be required to present evidence of your share ownership and a valid, government-issued photo identification, such as a driver’s license or passport, to gain admission to the Annual Meeting. Additionally, for security purposes, packages, boxes, handbags, briefcases, and other items are subject to inspection.
Where can I find the voting results of the Annual Meeting?
We intend to announce the preliminary voting results at the Annual Meeting and to disclose detailed, final voting results in a Current Report on Form 8-K, which we will file with the SEC and make available on the Investors section of our website at https://investors.selectenergyservices.com/sec-filings within four business days of the Annual Meeting (or, if final results are not available at that time, within four business days of the date on which final results become available).
Who can help answer my questions?
Stockholders who have questions about the proposals described in this Proxy Statement, how to execute your vote, or need assistance in completing or submitting their proxy cards should contact Adam R. Law, Select’s Senior Vice President, General Counsel and Corporate Secretary, at 713-235-9500 or by sending a letter to Mr. Law at the offices of the Company at 1233 West Loop South, Suite 1400, Houston, Texas 77027.
ANNUAL MEETING INFORMATION
Date, Time, Place and Purpose of the Annual Meeting
The Annual Meeting will be held on May 7, 2021, at 12:00 p.m. local time, at 1233 West Loop South, Suite 600, Houston, Texas 77027. You are cordially invited to attend the Annual Meeting, at which stockholders will be asked to consider and vote upon the following proposals, which are more fully described in this Proxy Statement:
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Proposal 1  —  the election of the director nominees named in this Proxy Statement to hold office until our 2022 Annual Meeting of Stockholders or until their respective successors are duly elected and qualified;

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Proposal 2  —  the ratification of the appointment, by the Audit Committee of the Board, of Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2021; and

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Proposal 3  —  the approval, by a non-binding vote, of the compensation of our named executive officers as reported in this Proxy Statement.

In addition, you are entitled to vote on any other matters that may properly come before the Annual Meeting or any adjournment or postponement thereof.
We intend to hold our Annual Meeting in person. However, we are continuing to monitor the impacts of COVID-19. In the event we believe it is not possible or advisable to hold our Annual Meeting in person, we will announce alternative arrangements for the meeting as promptly as practicable, which may include holding the meeting partially or solely by means of remote communication. Please monitor the Investors section of our website at https://investors.selectenergyservices.com for updated information. If we decide to hold the Annual Meeting partially or solely by means of remote communication, it is currently our intent to resume in-person meetings with our 2022 Annual Meeting and thereafter, assuming normal circumstances. If the Annual Meeting is postponed or adjourned, your proxy will still be valid and may be voted at the rescheduled meeting. You may change or revoke your proxy until it is voted. To ensure your vote is counted, we encourage you to vote your shares prior to the Annual Meeting.
It is important that you retain a copy of the control number found on the proxy card, voting instruction form or Notice of Internet Availability of Proxy Materials, as such number will be required in order for stockholders to gain access to any meeting held partially or solely by means of remote communication.

Matters be decided at the meeting
At the date of this Proxy Statement, our Board was not aware of any business to be acted upon or matters to be raised at the Annual Meeting other than those referred to in this Proxy Statement and does not intend to bring before the Annual Meeting any matter other than the proposals described in this Proxy Statement.
The proxy card accompanying this Proxy Statement confers discretionary authority upon the named proxy holders with respect to amendments or variations to the matters identified in the accompanying Notice of Annual Meeting and with respect to any other matters which may properly come before the Annual Meeting. If other matters do properly come before the Annual Meeting, or at any adjournment(s) or postponement(s) of the Annual Meeting, we expect that shares of our common stock, represented by properly submitted proxies will be voted by the proxy holders in accordance with the recommendations of our Board.
Attendance at the Annual Meeting
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You will need proof of ownership and valid government-issued picture identification to enter the Annual Meeting.

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If your shares are held beneficially in the name of a bank, broker or other holder of record and you plan to attend the Meeting, you must present proof of your ownership of Select Energy Services common stock, as of March 9, 2021, to be admitted to the Annual Meeting.

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If you have any questions about attending the Annual Meeting, you may contact Adam R. Law, Select’s Senior Vice President, General Counsel and Corporate Secretary, at 713-235-9500 or by sending a letter to Mr. Law at the offices of the Company at 1233 West Loop South, Suite 1400, Houston, Texas 77027.

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Packages, boxes, handbags, briefcases, and other items are subject to inspection at the Annual Meeting.

Solicitation of Proxies
We will pay for the cost of preparing, assembling, printing, and mailing this Proxy Statement and the accompanying proxy card, and the cost of soliciting proxies relating to the Annual Meeting. Some banks and brokers have customers who beneficially own common stock listed of record in the names of nominees. We intend to request banks and brokers to solicit such customers and will reimburse them for their reasonable out-of-pocket expenses for such solicitations. If any additional solicitation of the holders of our outstanding shares of common stock is deemed necessary, we anticipate making such solicitation directly. The solicitation of proxies may be supplemented by telephone, telegram and personal solicitation by officers, directors, and other employees of the Company, but no additional compensation will be paid to such individuals.
MISCELLANEOUS MATTERS
Annual Report on Form 10-K — Our Annual Report on Form 10-K for our fiscal year ended December 31, 2020 has been filed with the SEC and is available on the Investors section of our website at https://investors.selectenergyservices.com/sec-filings or on the SEC’s website at https://www.sec.gov/. We will gladly furnish to any stockholder, without charge, a copy of our most recent Annual Report on Form 10-K (including the financial statements and schedules thereto) upon written request from the stockholder addressed to: ir@selectenergyservices.com or by writing to our Investor Relations Department at Select Energy Services, Inc., 1233 West Loop South, Suite 1400, Houston, Texas 77027.
Stockholder List — A list of our stockholders of record as of the record date of March 9, 2021 will be available for examination for any purpose germane to the 2021 Annual Meeting of Stockholders during normal business hours at Select Energy Services, Inc., 1233 West Loop South, Suite 1400, Houston, Texas 77027, at least 10 calendar days prior to, and at, the 2021 Annual Meeting of Stockholders.
Principal Offices — Our principal executive offices are located at 1233 West Loop South, Suite 1400, Houston, Texas 77027. Our telephone number is 713-235-9500.

PROPOSAL 1:
ELECTION OF DIRECTORS
The Board currently consists of eight directors. Ms. Ladhani separated from the Company on January 3, 2021 and no longer serves on the Board. Additionally, on March 22, 2021, director Keith O. Rattie notified the Board of his decision not to stand for reelection and announced his retirement from the Board effective as of the date of the Annual Meeting. Mr. Rattie’s decision not to stand for reelection was not the result of any disagreement with the Company or any of its affiliates on any matter relating to the Company’s operations, policies or practices. Our bylaws provide that the number of directors will be determined by the Board, and the number of directors is currently set at nine. We do not intend to fill the vacant seats at the Annual Meeting. Thus, the Board will consist of seven directors and there will be two vacant seats on our Board following the Annual Meeting. At the recommendation of the Nominating and Governance Committee, the Board has nominated John D. Schmitz, David C. Baldwin, Richard A. Burnett, Robert V. Delaney, Troy W. Thacker, David A. Trice, and Douglas J. Wall for election as directors to serve until our 2022 Annual Meeting or until their successors are elected and qualified.
To be elected as a director, the nominees must receive a plurality of the votes cast present in person or represented by proxy at the Annual Meeting. The Board recommends a vote “FOR” each nominee. All such nominees named above have indicated a willingness to serve as directors but should any of them decline or be unable to serve, proxies may be voted for another person nominated as a substitute by the Board. There are no family relationships, of first cousins or closer, among the Company’s directors and executive officers, by blood, marriage, or adoption.
The following information is furnished with respect to each of the nominees of the Board, including information regarding their business experience, director positions held currently or at any time during the last five years, involvement in certain legal or administrative proceedings, if applicable, and the experiences, qualifications, attributes, or skills that caused the Nominating and Governance Committee and the Board to determine that the nominees should serve as our directors.
Biographical information for each nominee is contained in the “Board of Directors’ Nominees” section below.
Vote Required
The election of directors in this Proposal 1 requires the affirmative vote of a plurality of the votes cast by stockholders entitled to vote on the election of directors. Neither abstentions nor broker non-votes will have any effect on the outcome of voting on director elections. Therefore, it is important that you vote your shares by proxy or in person at the Annual Meeting.
Recommendation of the Board
The Board recommends that stockholders vote FOR the proposal to elect each of the nominees.
BOARD OF DIRECTORS’ NOMINEES
The following table provides summary information about each of the director nominees standing for election to the Board for a one-year term expiring on the date of our 2022 Annual Meeting. The nominees for director, each of whom has consented to serve, if elected, are as follows:
Name	Age	Position
John D. Schmitz	60	Chairman of the Board, President and Chief Executive Officer
Robert V. Delaney	63	Director
David C. Baldwin	58	Director
Douglas J. Wall	68	Director
Richard A. Burnett	47	Director

Name	Age	Position
Troy W. Thacker	48	Director
David A. Trice	72	Director
John D. Schmitz — Chairman of the Board, President, and Chief Executive Officer.   Mr. Schmitz was appointed President and Chief Executive Officer on January 3, 2021, and has served as Chairman of the Board since December 31, 2019. Mr. Schmitz previously served as our Executive Chairman from November 2017 until December 31, 2019. Prior to the Company’s combination with Rockwater Energy Solutions, Inc. (“Rockwater”) in November 2017(the “Rockwater Merger”), Mr. Schmitz served as our Chief Executive Officer and Chairman since November 2016 and served as the Chief Executive Officer and Chairman of SES Holdings since we were originally founded as Peak Oilfield Services, LLC and began operations in 2007. After Mr. Schmitz founded our predecessor, he led the transformation of our assets and operations through a series of strategic acquisitions designed to enhance the Company’s total water solutions offerings. Prior to founding us and our predecessors, Mr. Schmitz served as the North Texas Division Manager for Complete Production Services, Inc. (“Complete”) (formerly NYSE: CPX) before its sale to Superior Energy Services, Inc. (NYSE: SPN) in February 2012). Mr. Schmitz’s involvement with Complete originated when his initial oilfield services holding company, BSI Holdings, Inc., was recapitalized by SCF Partners, L.P. (“SCF Partners”) in 2003 and was rebranded underneath the Complete Energy Services, Inc. umbrella. Mr. Schmitz founded Brammer Supply, Inc., the predecessor to BSI Holdings, Inc., in 1983 and spent the 20 years thereafter growing the Company, both organically and through acquisitions, into an integrated wellsite service provider with over 16 locations in North and East Texas, Oklahoma and Louisiana. Mr. Schmitz was also responsible for the founding and subsequent recapitalization of Allied Production Solutions, LP, a production surface tank equipment manufacturer, which ultimately merged into Forum Energy Technologies, Inc. (“Forum”) (NYSE: FET) in August 2010. Mr. Schmitz currently serves as Chairman of Silver Creek Exploration.
Mr. Schmitz is the founder and President of: (i) B-29 Family Holdings, LLC, the family office representing the business interests of John and Steve Schmitz, (ii) B-29 Investments, LP, the private equity arm of Mr. Schmitz’s family office, and (iii) Sunray Capital, LP, a subsidiary of B-29 Investments, LP that contains privately held interests in various oil and gas investments. Through Mr. Schmitz’s oversight of these investment holding companies, he has been instrumental in the successful closing of numerous upstream and midstream transactions including the sales of property packages across the Barnett, Eagle Ford, and Fayetteville basins to EOG Resources, Chesapeake Energy, and XTO Energy, respectively, and the sale of Cimarron Gathering, LP, a natural gas pipeline company, to Copano Energy, LLC (formerly NASDAQ: CPNO). Mr. Schmitz has served on the Board of Forum since September 2010 and serves on the board of multiple private oil and gas companies.
As of January 1, 2020, Mr. Schmitz became the chief executive officer of Endurance Lift Holdings, LLC, which is the holding company for Bell Supply Company, LLC and Endurance Lift Solutions, LLC. Bell Supply Company is a retailer and distributor of parts and supplies for the oil and gas industry. Endurance Lift Solutions focuses on a variety of different types of artificial lift offerings.
As our founder, Mr. Schmitz is a main driving force behind our success to date. Mr. Schmitz has successfully grown our company through his vision, leadership skills and business judgment, and for this reason we believe Mr. Schmitz is an asset to our board and is the appropriate person to serve as our Chairman of the Board.
Robert V. Delaney — Independent Director.   Mr. Delaney became a member of our Board in November 2016 and serves as the chairman of our Compensation Committee. Prior to our incorporation, Mr. Delaney served on the board of SES Holdings beginning in May 2010. Mr. Delaney is a partner at Crestview Partners and serves as the head of its energy strategy. Prior to joining Crestview Partners in 2007, Mr. Delaney was a partner at Goldman Sachs & Co., where he served in a variety of leadership positions including head of the corporate private equity business in Asia, head of the Leveraged Finance Group and co-head of the Structured Finance Group, which provided project financing for the energy, power, and infrastructure sectors. Mr. Delaney received an M.B.A. from Harvard Business School. He received an M.S. in accounting from NYU Stern School of Business, and an A.B. from Hamilton College.

Mr. Delaney’s extensive transactional and investment banking experience, his experience as a private equity investor and his experience with our business enable Mr. Delaney to provide valuable insight regarding complex financial and strategic issues in our industry and make him well-qualified to serve on our Board.
David C. Baldwin — Independent Director.    Mr. Baldwin has served as a member of our Board since the Rockwater Merger in November 2017. Prior to the Rockwater Merger, Mr. Baldwin served as a member of the Rockwater board of directors since its formation in June 2011. He is currently the Co-President of SCF Partners, Inc. and prior to that served as Managing Director since 1998 and in various other positions since 1991 and is responsible for overseeing U.S.-based investments and creating investment platforms around emerging energy trends. Mr. Baldwin began his career as a Drilling and Production Engineer with Union Pacific Resources. He later went on to start an energy consulting business and worked for General Atlantic Partners, a global venture capital firm and early investor of SCF Partners, Inc. Mr. Baldwin received his M.B.A. from the University of Texas, as well as a B.S. in Petroleum Engineering. He currently serves on the board of directors of Nine Energy Service, Inc. (NYSE: NINE). Additionally, he is a Trustee of The Center, The Center Foundation and The Baylor College of Medicine.
We believe Mr. Baldwin’s experience as a private equity investor and his experience with our business and industry brings valuable experience and insight to our Board.
Douglas J. Wall — Independent Director.   Mr. Wall rejoined our Board in November 2016, having previously served on the board of SES Holdings from January 2012 through December 2014. Mr. Wall formerly served as President and Chief Executive Officer of Patterson-UTI Energy, Inc. from October 2007 through September 2012, after joining the Company as Chief Operating Officer in April 2007. He joined Patterson-UTI Energy, Inc. after a 16 -year career with Baker Hughes, Inc., most recently as Group President, Completions & Production. In that role he was responsible for the operations of Baker Oil Tools, Inc., Baker Petrolite Corporation, and Centrilift, Inc., as well as the company’s production optimization efforts. From 2003 to 2005, Mr. Wall was President of Baker Oil Tools, Inc., and from 1997 to 2003, he was President of Hughes Christensen Company. From 1991 to 1997, he was President and Chief Executive Officer of Western Rock Bit Company Ltd., then Hughes Tool Company’s distributor in Canada. Prior to joining Baker Hughes, Inc. and its predecessors, Mr. Wall held a variety of senior executive positions with oilfield service companies in Canada. He began his career in the drilling industry in 1978 with ATCO Drilling (previously Thomson Drilling) and later spent 10 years with Adeco Drilling & Engineering Company Ltd., an affiliate of Parker Drilling Company.
Since May 2014, Mr. Wall has served on the board of directors of Fugro N.V., a Dutch-based company involved in the geotechnical, survey, subsea and seismic business. Additionally, from August 2016 through April 2017, Mr. Wall served on the board of directors of Seventy Seven Energy Inc., an Oklahoma-based oilfield services company providing drilling, pressure pumping, oilfield rental tools and other services to U.S. onshore exploration and production companies. Mr. Wall received a B.A. in Economics from the University of Calgary and an M.B.A. in Finance and Marketing from the University of Alberta.
We believe Mr. Wall’s extensive experience as a public energy company executive and his service on multiple public company boards brings valuable experience and insight to our Board.
Richard A. Burnett — Independent Director.   Mr. Burnett joined our Board in November 2016 and serves as the chairman of our Audit Committee. Mr. Burnett is currently the President and Chief Executive Officer of Silver Creek Exploration, a privately held company focused on direct investments in non-operated working interests and royalties. Previously, he served in the same roles at Silver Creek Oil & Gas, LLC, beginning in November 2019. Mr. Burnett was previously the Chief Financial Officer of Covey Park Energy, a private exploration and production company sponsored by Denham Capital, from June 2017 to October 2019. Prior to joining Covey Park, Mr. Burnett served as Chief Financial Officer of Double Eagle Energy Holdings II, a U.S. onshore exploration and production partnership with Apollo Natural Resource Partners from August 2016 until its sale to Parsley Energy, Inc. during the first half of 2018. Prior to Double Eagle Energy Holdings II, Mr. Burnett served as Vice President, Chief Financial Officer and Chief Accounting Officer at EXCO Resources, Inc., a publicly-traded U.S. onshore exploration and production company, from November 2013 through August 2016.
From 2002 to November 2013, Mr. Burnett was at KPMG LLP, an international accounting firm, serving as a Partner beginning 2007. Starting in June 2012, Mr. Burnett served as the Partner in charge of the Energy Audit Practice within the Dallas/Ft. Worth Business Unit. Prior to joining KPMG LLP in 2002, Mr. Burnett spent time at Arthur Andersen LLP and Marine Drilling Companies, Inc. Mr. Burnett is a Certified Public Accountant in the State of Texas. Mr. Burnett received a B.B.A. in Accounting from Texas Tech University.
Mr. Burnett brings extensive business and financial expertise to our board from his two decades of financial management, accounting and public company expertise in the oil and gas and accounting industries. For these reasons we believe he is well-qualified to serve on our Board.
Troy W. Thacker — Independent Director.   Mr. Thacker joined our Board in May 2020. Mr. Thacker is currently the Managing Partner at Ara Partners, a private equity firm specializing in industrial decarbonization investments he co-founded in 2017. Prior to founding Ara Partners, he served as the President and Chief Executive Officer of Total Safety, Inc. from 2014 to 2017. From 2010 to 2013 Mr. Thacker served as the President and Chief Executive Officer of R360 Environmental Solutions, Inc. Prior to his time at R360 Environmental Solutions, Inc., Mr. Thacker was a founding partner of Paine & Partners, LLC from 2006 to 2010. Mr. Thacker has also held positions at Fox, Paine & Company from 2001 to 2006, and SCF Partners, Inc. from 1997 to 1998. Mr. Thacker sits on the Council of Overseers of Jones Business School at Rice University and serves as a director of the Hermann Park Conservancy. Mr. Thacker received his B.S. in Chemical Engineering from Rice University and his M.B.A. from Harvard Business School.
We believe Mr. Thacker’s extensive financial and executive experience across the energy industry brings valuable experience and insight to our Board and make him well-qualified to serve on our Board.
David A. Trice — Independent Director.   Mr. Trice has served as a member of our Board since the Rockwater Merger in November 2017. Prior to the Rockwater Merger, Mr. Trice served as a member of the Rockwater board of directors since July 2012. He served as the Chief Executive Officer of Newfield Exploration Co. (“Newfield”) from 2000 until his retirement in 2009, and as the President of Newfield from 1999 to 2007 and again from 2007 to 2009. He also served as Chairman of the Board of Newfield from 2004 until 2010. From 1999 to 2000, he served as Chief Operating Officer of Newfield and as its Vice President of Finance and International from 1997 to 1999. Prior to rejoining Newfield, Mr. Trice served as President, Chief Executive Officer and as a director of Huffco Group, Inc. from 1991 to 1997. He was one of the original founders of Newfield and served as its Vice President, Chief Financial Officer and as a director from 1989 to 1991. Prior to that, he served as an officer for several companies owned by Roy M. Huffington, Inc. after beginning his career as an attorney in private practice in Atlanta. Mr. Trice received a B.A. in Managerial Science from Duke University and graduated from Columbia Law School in 1973. He is a former Chairman at the American Exploration & Production Council and America’s Natural Gas Alliance. He serves on the board of directors of New Jersey Resources Corp. and previously served on the boards of McDermott International Inc. and QEP Resources, Inc.
Mr. Trice brings extensive business and financial expertise to our board from his public company expertise in the oil and gas industry. For these reasons we believe he is well-qualified to serve on our Board.
EXECUTIVE OFFICERS
The following persons are the executive officers of the Company.
Name	Age	Position
John D. Schmitz	60	Chairman of the Board, President and Chief Executive Officer
Nicholas L. Swyka	41	Chief Financial Officer and Senior Vice President
Adam R. Law	38	Senior Vice President, General Counsel and Corporate Secretary
Michael C. Skarke	39	Executive Vice President, Corporate Development, Sales, and Operational Support
Paul L. Pistono	52	Executive Vice President, Oilfield Chemicals
Cody J. Ortowski	44	Executive Vice President, Business Strategy

Nicholas L. Swyka — Chief Financial Officer and Senior Vice President.   Mr. Swyka has served as our Chief Financial Officer and Senior Vice President since May 2018. Prior to joining the Company, he served as Director of Investor Relations and Corporate Development at Nabors Industries (“Nabors”) (NYSE: NBR) from 2015 to 2018. Prior to Nabors, Mr. Swyka served as Director of Corporate Planning at Pacific Drilling from 2011 until 2015. Prior to that, he worked as a consultant with McKinsey & Company from 2008 to 2011, specializing in high-level strategic and operational challenges and opportunities in the energy industry. Mr. Swyka received his B.S. in International Political Economy from the Georgetown University School of Foreign Service and an M.B.A. from the University of Texas at Austin. Prior to pursuing his M.B.A., he worked on Capitol Hill with the United States House of Representatives.
Adam R. Law — Senior Vice President, General Counsel and Corporate Secretary.   Mr. Law has served as our Senior Vice President, General Counsel and Corporate Secretary since the Rockwater Merger in November 2017. Prior to the Rockwater Merger, Mr. Law served as our Vice President, General Counsel and Corporate Secretary since February 2017. Prior to joining the Company, Mr. Law worked as an Associate at Vinson & Elkins L.L.P. from July 2011 to February 2017. From September 2008 to June 2011, Mr. Law worked as an Associate at Baker & Hostetler LLP. While at both Vinson & Elkins L.L.P. and Baker & Hostetler LLP, Mr. Law’s practice focused on mergers and acquisitions, capital markets transactions and corporate governance, primarily focused on the oil and gas industry. Mr. Law received both a B.B.A. in Finance and a J.D. from the University of Texas at Austin.
Michael C. Skarke — Executive Vice President, Corporate Development, Sales, and Operational Support.    Mr. Skarke has served as our Executive Vice President, Corporate Development, Sales, and Operational Support since April 2020, and previously served as our Executive Vice President, Water Infrastructure since March 2019 and the Executive Vice President, Water Solutions beginning with the Rockwater Merger in November 2017. Prior to the Rockwater Merger, Mr. Skarke served in various positions for the Company since June 2009, including Vice President of Water Solutions from 2013 to 2017 and Treasurer from 2012 to 2013. Prior to joining the Company, Mr. Skarke was an Assistant Vice President for Amegy Bank from June 2005 to June 2009, where he focused on debt financing solutions for public and private oilfield service companies. Mr. Skarke received a B.S. in Finance from the University of Texas at Austin.
Paul L. Pistono — Executive Vice President, Oilfield Chemicals.   Mr. Pistono has served as our Executive Vice President, Oilfield Chemicals since the Rockwater Merger in November 2017. Prior to the Rockwater Merger, Mr. Pistono served as the Senior Vice President, Chemical Technologies since September 2016 for Rockwater. From September 2012 until September 2016, Mr. Pistono served as Senior Vice President, Sales & Marketing for Rockwater. Prior to joining Rockwater, he spent more than ten years at Waste Management, Inc. (“Waste Management”), where he served in a variety of sales, marketing, and pricing roles of increasing responsibility, including as Vice President, Public Sector Solutions and Vice President, Sales & Marketing of Waste Management’s Western Group. Mr. Pistono has led the sales, marketing, and pricing strategy for business segments generating over $3.5 billion in annual revenue and led sales teams of over 250 people. Prior to joining Waste Management, he held sales and marketing roles with other companies in the waste and environmental services industry. Mr. Pistono obtained his B.S. in Marketing from the University of Wyoming.
Cody J. Ortowski — Executive Vice President, Business Strategy.   Mr. Ortowski has served as Executive Vice President, Business Strategy since the Rockwater Merger in November 2017. Prior to the Rockwater Merger, Mr. Ortowski served as our President since we were incorporated in November 2016 and as President of SES Holdings since September 2014. He joined SES Holdings’ predecessor in 2007, serving as the Vice President of Operations and was promoted to Executive Vice President and Chief Operating Officer in 2011. He joined the Company in connection with our acquisition of Impact Energy Services, LLC (“Impact”), a water transfer company he co-founded in 2004. Prior to founding Impact, Mr. Ortowski worked for 14 years for Pumpco Energy Services, Inc. (“Pumpco”), a stimulation and cementing company headquartered in Gainesville, Texas, where he served as Vice President of Stimulation Services. While serving as Vice President of Stimulation Services, Mr. Ortowski was instrumental in growing Pumpco’s operations throughout the Barnett Shale of North Texas and expanding into other U.S. markets. Mr. Ortowski received a B.B.A. in Financial Management from Abilene Christian University.

CORPORATE GOVERNANCE MATTERS
Code of Business Conduct and Ethics
The Board has adopted a code of business conduct and ethics (the “Code of Business Conduct and Ethics”) that applies to all directors, officers, and employees, including our principal executive officer, principal financial officer and principal accounting officer. The purpose of the Code of Business Conduct and Ethics is to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; to promote full, fair, accurate, timely and understandable disclosure in periodic reports required to be filed by us; and to promote compliance with all applicable rules and regulations that apply to us and our officers. Any waiver of this code may be made only by our Board and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE. The Code of Business Conduct and Ethics is available in the Investors section under the “Corporate Governance” tab of our website at
https://investors.selectenergyservices.com.
Corporate Governance Guidelines
The Board has adopted corporate governance guidelines (“Corporate Governance Guidelines”) in accordance with the corporate governance rules of the NYSE. The Corporate Governance Guidelines are available in the Investors section under the “Corporate Governance” tab of our website at
https://investors.selectenergyservices.com.
Board Composition
The number of members of our Board will be determined from time-to-time by resolution of our Board. Currently, the number of directors comprising our Board is set at nine, although we currently have eight directors and, following the Annual Meeting, will have seven directors, leaving two vacancies on the Board. The Board is in the process of reviewing candidates to fill these vacancies, and we do not intend to fill the vacant seats at the Annual Meeting. Thus, there will be two vacant seats on our Board following the Annual Meeting. Our Board consists of a single class of directors, each serving one-year terms.
Director Independence
As a public company, we are subject to various requirements of Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) and the rules of the NYSE. Generally, these rules require that a specified number or percentage of directors serving on the board and certain committees meet applicable standards of independence. Our Board may increase the number of directorships to ensure that our Board includes the requisite number of independent directors pursuant to Sarbanes-Oxley and rules of the NYSE.
In evaluating director candidates, we assess whether a candidate possesses the integrity, judgment, knowledge, experience, diversity, skills, and expertise that are likely to enhance the board’s ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of the committees of the board to fulfill their duties. Our Board has determined that, with the exception of Mr. Schmitz, all of our director nominees are independent under the independence standards of the NYSE. In making this determination, the Board affirmatively determined that each independent director has no material relationship with the Company.
Leadership Structure of the Board
The amended and restated bylaws of the Company (the “Bylaws”) and Corporate Governance Guidelines provide the Board with flexibility to combine or separate the positions of Chairman of the Board and Chief Executive Officer and/or to implement a lead director in accordance with its determination that utilizing one or the other structure would be in the best interests of our Company. Effective January 2021, Mr. Schmitz serves as our President, Chief Executive Officer, and Chairman of the Board. He facilitates communications between members of the Board and works with management in the preparation of the agenda for each Board meeting. All of our directors are encouraged to make suggestions for Board agenda items or pre-meeting materials.

The Board has concluded that our current leadership structure is appropriate at this time and will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate. By meeting in executive sessions on a regular basis, the independent directors have the opportunity to identify and evaluate issues facing the Company, engaging in a frank and candid dialogue without management being present.
In May 2020, the Nominating and Governance Committee, in connection with its review of the efficacy of the Board’s leadership structure, determined to recommend to the Board that it re-designate Mr. Delaney as the Company’s independent lead director (the “Lead Director”). The Board adopted the recommendation of the Nominating and Governance Committee at its May 2020 meeting. Mr. Delaney has served as Lead Director of the Board since December 2017. As Lead Director, Mr. Delaney is responsible for preparing an agenda for the meetings of the independent directors in executive session and for providing the independent directors’ guidance and feedback to our management team.
Role of Board in Risk Oversight Process
Risk assessment and oversight are an integral part of our governance and management processes. The Board encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing the Company. Throughout the year, senior management reviews these risks with the Board at regular Board meetings as part of management presentations that focus on business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.
The Board does not have a standing risk management committee, but rather administers this oversight function directly through the Board as a whole. The Board is responsible for monitoring and assessing strategic risk exposure, and the Audit Committee assists the Board in fulfilling its oversight responsibilities by overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The Audit Committee also monitors compliance with legal and regulatory requirements and considers and approves or disapproves any related-person transactions.
Committees of the Board of Directors
We have an Audit Committee, a Compensation Committee and a Nominating and Governance Committee of our Board and may have such other committees as our Board shall determine from time to time. Each of the standing committees of our Board have the composition and responsibilities described below.
Each of these committees has a charter, which, along with our Financial Code of Ethics and Corporate Code of Business Conduct and Ethics are available in the Investors section under the “Corporate Governance” tab on our website https://investors.selectenergyservices.com and stockholders may obtain printed copies, free of charge, by sending a written request to Select Energy Services, Inc., 1233 West Loop South, Suite 1400, Houston, Texas 77027; Attn: Corporate Secretary. Information contained on or available through our website is not part of or incorporated by reference into this Proxy Statement or any other report we may file with the SEC.
Audit Committee.   We have a standing Audit Committee consisting of Messrs. Burnett, Rattie, Thacker, and Trice, with Mr. Burnett serving as chairman. Mr. Rattie will not be standing for reelection and is retiring from the Board, effective as of the date of the Annual Meeting, and therefore will no longer be a member of the Audit Committee or the Board. The Audit Committee assists the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Additional information regarding the functions performed by the Audit Committee is set forth in the “Audit Committee Charter” that is posted in the Investors section under the “Corporate Governance” tab on the Company’s website at https://investors.selectenergyservices.com.
Our Board has affirmatively determined that each of Messrs. Burnett, Rattie, Thacker, and Trice meets the definition of “independent director” for purposes of the applicable stock exchange rules and the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our board has also determined that each of Messrs. Burnett, Rattie, Thacker, and Trice qualify as an “audit committee financial expert” as defined by SEC rules. Each of Messrs. Burnett, Rattie, Thacker, and Trice have been determined by our Board to be financially literate and to have accounting or related financial management expertise. For more information about the responsibilities of the Audit Committee, please see “Report of the Audit Committee of the Board of Directors.”
Compensation Committee.   We have a standing Compensation Committee consisting of Messrs. Delaney, Baldwin, and Wall, with Mr. Delaney serving as chairman. Our Board has affirmatively determined that each of Messrs. Delaney, Baldwin and Wall meets the definition of “independent director” in accordance with NYSE listing standards, including the heightened independence requirements applicable to Compensation Committee members. Each of Messrs. Delaney, Baldwin and Wall qualifies as a “non-employee director” within the meaning of Rule 16b-3(b)(3) promulgated under the Exchange Act.
Responsibilities of the Compensation Committee, which are discussed in detail in the “Compensation Committee Charter” that is posted in the Investors section under the “Corporate Governance” tab on the Company’s website at https://investors.selectenergyservices.com, include among other duties, the responsibility to:
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periodically review the compensation, employee benefit plans and benefits paid to, or provided for, executive officers of the Company;

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approve the annual salaries, annual performance-based compensation, including cash incentives and share-based awards paid to the Company’s executive officers;

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periodically review and recommend to the full Board total compensation for each non-employee director for services as a member of our Board and its committees; and

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exercise oversight of all matters of executive compensation policy.

The Compensation Committee is delegated all authority of the Board as may be required or advisable to fulfill the purposes of the Compensation Committee. The Compensation Committee may form and delegate some or all of its authority to subcommittees when it deems appropriate. Meetings may, at the discretion of the Compensation Committee, include members of the Company’s management, other members of our Board, consultants or advisors, and such other persons as the Compensation Committee or its chairperson may determine. The Compensation Committee will consult with the Company’s Chief Executive Officer when evaluating the performance of, and setting the compensation for, the Company’s executive officers other than the Chief Executive Officer.
The Compensation Committee has the sole authority to retain, amend the engagement with, and terminate any compensation consultant to be used to assist in the evaluation of director, CEO, or executive officer compensation, including employment contracts and change in control provisions. The Compensation Committee has sole authority to approve the consultant’s fees and other retention terms and has authority to cause the Company to pay the fees and expenses of such consultants. For more information, please see “Compensation Discussion and Analysis.”
Nominating and Governance Committee.   We have a standing Nominating and Governance Committee consisting of Messrs. Rattie, Wall, and Baldwin, with Mr. Rattie serving as chairman. Mr. Rattie will not be standing for reelection and is retiring from the Board, effective as of the date of the Annual Meeting, and therefore will no longer be a member of the Nominating and Governance Committee or the Board. Our Board has affirmatively determined that each of Messrs. Rattie, Wall, and Baldwin meets the definition of “independent director” in accordance with NYSE listing standards.
The Nominating and Governance Committee assists our Board in identifying, evaluating, and recommending potential qualified nominees to serve as members of our Board, recommending committee members and structure, and advising our Board about corporate governance processes and practices. Additional information regarding the functions performed by the Nominating and Governance Committee is set forth in the “Corporate Governance” and “Identification of Director Candidates” sections included herein and in the “Nominating and Governance Committee Charter” that is posted in the Investors section under the “Corporate Governance” tab on the Company’s website at
https://investors.selectenergyservices.com.
Identification of Director Candidates
It is the responsibility of the Nominating and Governance Committee to identify, evaluate and recommend to the Board the director nominees for election at the annual meeting of stockholders, as well as to fill vacancies or additions on our Board that may occur between annual meetings. The Nominating and Governance Committee endeavors to recommend only director candidates who possess the highest personal values and integrity; who have experience and have exhibited achievements in one or more of the key professional, business, financial, legal and other challenges that face a U.S. oilfield services company; who exhibit sound judgment, intelligence, personal character, and the ability to make independent analytical inquiries; who demonstrate a willingness to devote adequate time to Board duties; and who are likely to be able to serve on our Board for a sustained period. The Board and the Nominating and Governance Committee are also committed to providing investors with disclosure concerning the backgrounds, skills, and qualifications of our directors. We have found that the diversity and strength of our directors’ professional and leadership experience allows for open and robust dialog and enhances the Board’s decision-making ability.
The Board and the Nominating and Governance Committee have reflected in the charter of the Nominating and Governance Committee our commitment to consider diversity in professional experience, skills, and background; diversity in race and gender; and the optimal enhancement of the current mix of talent and experience on the Board when considering individual director candidates and future opportunities for strengthening our Board’s composition. In that regard, the Nominating and Governance Committee endeavors to achieve an overall variety and mix of diversity in such areas among our directors over time. The Nominating and Governance Committee believes the current members of the Board reflect diverse experience in the oil and gas industry and accounting and investment analysis fields, among other areas, as well as demonstrated leadership experience. The Nominating and Governance Committee will continue to seek opportunities to enhance this diversity and does not discriminate based upon race, religion, sex, national origin, age, disability, citizenship, or any other legally protected status.
In identifying potential director candidates, the Nominating and Governance Committee relies on any source available for the identification and recommendation of candidates, including current directors and officers. In addition, the Nominating and Governance Committee from time to time will engage a third-party search firm to identify or evaluate, or assist in identifying or evaluating potential candidates, for which the third-party search firm will be paid a fee. The search firm will also assist the Nominating and Governance Committee to identify candidates reflecting diversity in race, gender, and specialized experience.
Submission of Stockholder Proposals for the 2022 Annual Meeting
For any proposal to be considered for inclusion in our Proxy Statement and proxy card for submission to the stockholders at our 2022 Annual Meeting of Stockholders, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act. Such proposals are due 120 calendar days before the anniversary of the date we release our proxy materials for the prior year, which means such proposals must be received by the Company at its office at 1233 West Loop South, Suite 1400, Houston, Texas 77027, no later than November 26, 2021; however, if we hold our 2022 Annual Meeting of Stockholders more than 30 days before or after the anniversary of this year’s meeting, such proposals will be due within a “reasonable time” before we begin to print and send the proxy materials for our 2022 Annual Meeting of Stockholders.
In addition, our Bylaws provide notice procedures for stockholders to nominate a person as a director and to propose business to be considered by stockholders at a meeting. Notice of a nomination or proposal must be delivered to us no later than the close of business on the 90th day and no earlier than the close of business on the 120th day prior to the date for the preceding year’s annual meeting of stockholders; provided, however, in the event that the date of the annual meeting is scheduled for a date that is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so received not later than the 10th day following the day on which public announcement of the date of such meeting is first made by the Corporation. Accordingly, for our 2022 Annual Meeting, assuming the meeting is held on or about May 7, 2022, and if we do not issue a public announcement changing the date of the meeting, notice of a nomination or proposal must be delivered to us no later than the close of business on February 6, 2022, and no earlier than the close of business on January 7, 2022. Nominations and proposals also must satisfy other requirements set forth in our Bylaws. The Chairman of the Board may refuse to acknowledge the introduction of any stockholder proposal not made in compliance with the foregoing procedures.
Meetings of the Board of Directors, Board and Committee Member Attendance and Annual Meeting Attendance
During 2020, the Board met eight times, the Audit Committee met five times, the Compensation Committee met three times, and the Nominating and Governance Committee met three times. Each of our directors attended at least 75% of the Board and applicable committee meetings on which that director served during year 2020. We encourage all of our directors and nominees for director to attend the Annual Meeting; however, attendance is not mandatory. All of our directors attended the 2020 Annual Meeting, and all of the director nominees are expected to attend the 2021 Annual Meeting.
Stockholder Communications with the Board of Directors
Should stockholders wish to communicate with the Board or any specified individual directors, such correspondence should be sent to the attention of the Corporate Secretary at 1233 West Loop South, Suite 1400, Houston, Texas 77027. The mailing envelope must contain a clear notation indicating that the enclosed letter is a “WTTR Stockholder — Board Communication” or “WTTR Stockholder — Director Communication.” All such letters must identify the author as a stockholder and clearly state whether the intended recipients are all members of the Board or just certain specified individual directors. The Company’s General Counsel will review each communication received from stockholders and other interested parties and will forward the communication, as expeditiously as reasonably practicable, to the addressees if: (i) the communication complies with the requirements of any applicable policy adopted by the Board relating to the subject matter of the communication and (ii) the communication falls within the scope of matters generally considered by the Board. If the subject matter of a communication relates to matters that have been delegated by the Board to a committee or to an executive officer of the Company, then the Company’s Corporate Secretary may forward the communication to the executive officer or chairman of the committee to which the matter has been delegated. If requested, any questions or comments will be kept confidential to the extent reasonably possible. The acceptance and forwarding of communications to the members of the Board or an executive officer does not imply or create any fiduciary duty of the Board members or executive officer to the person submitting the communications.
Compensation Committee Interlocks and Insider Participation
Our Compensation Committee consists of Messrs. Delaney, Baldwin, and Wall. Our Chairman, President and Chief Executive Officer, John Schmitz, and Mr. Delaney sit on the board of directors of Silver Creek Exploration, an entity for which one of our directors, Mr. Burnett, serves as President and Chief Executive Officer. None of our other executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on our Board or Compensation Committee. No other member of our Board is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company. For additional information, please see “Certain Relationships and Related Party Transactions — Historical Transactions with Related Parties.”
SUSTAINABILITY AND CORPORATE RESPONSIBILITY
We are committed to developing a corporate strategy that supports the long-term viability of our business model in a manner that focuses on our people, our customers, the environment, and the communities in which we operate. We believe this focus will help our customers achieve their short-term and long-term environmental, social and governance (“ESG”) goals, help us attract and retain top talent, and further our efforts to generate stockholder returns. We believe our commitment to foster a culture of corporate responsibility is an important part of being a company with operations spanning the contiguous United

States. Further, we believe being a good corporate steward is strategic to our growth in the oil and gas industry and will better allow us to develop solutions that both address the needs of our customers and contribute to sustainable business practices. We have identified the following four priorities as part of our comprehensive corporate responsibility initiative: Environmental Consciousness; Health and Safety; Human Capital Management; and Community Outreach. As a service company, we compete with other service providers based on various factors, including safety and operational performance, technological innovation, process efficiencies and reputational awareness. We believe there is a strong link between these corporate responsibility initiatives and our ability to provide value in our industry.
Environmental Consciousness
We are one of the few large public oilfield services companies whose primary focus is on the management of water and water logistics in the oil and gas development industry. Accordingly, the importance of responsibly managing water resources through our operations and recycling efforts to help conserve water and protect the environment is paramount to our continued success. We view our unique position as an opportunity to transform water management by leveraging our oilfield chemicals business to develop produced water management solutions that increase our customers’ ability to reuse this produced water and add value to their operations. As for management of water logistics, our Company was founded with a focus on water transfer through temporary and permanent pipeline, which substantially reduces the industry’s use of traditional trucking services for water transfer operations, thereby significantly reducing emissions generated by semi-trucks moving water and reducing the level of truck traffic on the roads, in the areas in which we operate. We estimate that we eliminate over 3,800 truckloads of water during a single well completion job using our temporary and permanent pipeline. We estimate that in 2020 alone, Select reduced CO2 emissions by more than 48,000 metric tons by eliminating 1.6 million truck loads off the roads. We also work diligently to implement “green” initiatives when possible that reduce our environmental footprint.
Separate from our water solutions business, our oilfield chemicals business utilizes environmentally-conscious chemistry when possible, such as using non-detectable solvents, replacing nonylphenol ethoxylates with alcohol ethoxylates, and replacing crude oil-derived raw materials with cleaner, natural gas derived materials. The chemistries we have developed allow for extended use of produced water and the reuse of produced water without the need for extensive reconditioning measures. As discussed below, we have made significant changes in our operations to improve our water management and chemical solutions to support environmental protection, and while we are proud of what we have accomplished, we are constantly striving to improve in these areas. We regularly interact with local, state, and federal governments in order to promote compliance with applicable laws, and we aim to develop partnerships with officials to enhance the responsible use of natural resources as oil and gas development matures.
Environmental Highlights
Responsible Water Management and Conservation.   We believe water is a valuable resource and understand that the oil and gas industry is competing for this resource. As a company, we continue to provide access to water as demanded by our customers and have significantly increased our focus on the recycling and reuse of produced water, as well as industrial water sources, to meet the industry’s water demand and align our operations with the goals of our customers. By doing so, we strive to both reduce the amount of produced water being reinjected into saltwater disposal wells and to reduce the industry usage of fresh water.
In 2020, we estimate that we recycled over 25 million barrels of produced water and treated and conditioned over 115 million barrels of water prior to use in the hydraulic fracturing process. This compares to almost six million barrels of produced water recycled and over 80 million barrels of water treated and conditioned in 2019. Further, we estimate that over 40% of our water transfer jobs in the Permian Basin executed during 2020 transported produced water for our customers. We believe produced water reuse and recycling will satisfy a significant portion of the water demand in our industry in the coming years, and we have supplemented our capabilities and solutions accordingly.
Ventless Flowback Operations.   In 2020, our Flowback and Well Testing team began to utilize a specialized and reengineered design of the ventless flowback operation that allows for increased capacity. This ventless flowback solution achieves increased flow rates of up to 500 barrels per hour (BPH), improves operational efficiencies, and addresses regulatory emission guidelines. Using this solution, all produced gas is captured and either sold, repurposed, or destructed, substantially reducing emissions into the atmosphere. Select’s ventless flowback solution enables operators to achieve higher production rates while maintaining strict adherence to environmental and safety standards.
Significantly Reducing Trucking Requirements.   Our Company was developed with a focus on water transfer through temporary and permanent pipeline, which substantially reduces the industry’s use of traditional trucking services for water transfer operations. An average well in the Permian Basin may use as much as 500,000 barrels of water when being completed, which is the equivalent of over 4,100 120bbl truckloads of water. Over the course of a single three-mile water transfer job, our services eliminate approximately 3,800 trucks that would travel approximately 22,800 miles using approximately 4,000 gallons of diesel fuel and the related emissions.
Over the course of 2020, we were working on an average of 30 water transfer jobs per day. Additionally, we have over 650 miles of permanent pipeline infrastructure, which has the capacity to move almost 1.4 million barrels of water per day, potentially eliminating over 11,500 120bbl trucks per day from our roads. We believe our water transfer operations are more efficient than traditional trucking transfer services, and believe they not only greatly reduce emissions but also reduce environmental dangers that coincide with more trucks on the road in the communities in which we operate.
Automation through WaterOne.   Automation services are a growing focus of our Company. WaterOne is our full suite of automated water transfer and treatment solutions, which are capable of being monitored and adjusted in real time without the need for employees to physically drive to the job location. Automation creates additional efficiencies for water services equipment, burning less fuel than non-automated equipment and responding more quickly to any threatened risk or actual release of fluids. This response not only helps to mitigate the results of any release, it also can reduce the likelihood of certain releases of water by reading tank levels and automatically responding when certain thresholds are met. WaterOne is more cost efficient than non-automated systems and reduces the manpower required by our operations. Further, utilizing automation in our chemical treatment solutions allows us to implement these same efficiency and emission reduction efforts across other areas of our operations. Our ability to provide fully automated solutions reduces costs to our customers, increases our efficiencies, enhances the safety of our employees, and reduces the likelihood of releasing contaminated fluids into the environment. The following chart shows the reduction in total recordable incident rates (“TRIR”) for the past five years as the use of automated solutions has increased:
Air Emissions Management.   With a large workforce constantly on the move, we pay close attention to reducing emissions relating to our operations. Over the course of recent years, we have:
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implemented alerts to reduce the number of vehicles idling in our everyday operations,

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reduced the use of red dye diesel to low sulfur, which burns cleaner, and

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replaced several vehicles with semi-permanent trailers that reduce the need for additional trucks traveling to and idling on a job, and cool more efficiently for employee use while in the field.

We also have a team of engineers whose primary focus is to maximize the efficiency of our water transfer operations, considering elevation changes, water volume requirements, flow rates, and similar factors, which helps us to have the right equipment on a job without needlessly generating additional emissions from transporting unnecessary equipment.
Air Quality Compliance Program.   We are required by various governmental agencies to obtain certain permits, licenses, and certificates with respect to our operations. These laws and regulations include the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act and similar laws that provide for responses to, and liability for, releases of hazardous substances into the environment. As part of our air emissions management program, we have recently implemented our Clean Air Act Compliance Program, which we believe will ensure (1) vehicles in our fleet are operating properly and in conformity with environmental emissions requirements, (2) employees are trained in compliance with Clean Air Act requirements and understand the implications that violations of the Clean Air Act have on the environment, and (3) employees who report potential environmental misconduct are protected from retaliation. We are firmly committed to reducing emissions intensity in various aspects of our operations.
Health and Safety
We emphasize the safety of our employees and the execution of our operations, including rigorous safety training for our employees and the development of a variety of safety programs designed to make us a market leader in safety standards. We believe this is one of the key tenants of a successful ESG strategy. Our employees are the reason we believe we are a leader in the water management and chemical solutions businesses, and their safety and well-being is a top priority. We continuously strive to develop and maintain systems to safeguard people, property, and the environment. Our employees are trained in current worksite safety procedures as well as how to work safely with certified, properly maintained equipment. We take pride in the initiatives and programs we implement and the improvements we have seen from such efforts. These efforts are instrumental in fostering strong and lasting relationships with our customers and attracting and retaining talented personnel. Our health, safety and environmental (“HSE”) group supports our efforts to minimize incidents and improve our safety incident rates by identifying and implementing critical controls, developing standardized procedures, and delivering technical training and communications across the workforce.
Health and Safety Highlights
Learning Management System.   The Select Learning Management System (the “LMS”) enhances our employee operating and safety training. The LMS has several applications and is tailored to respond to training logistical challenges associated with having geographically diverse operations, complementing instructor-led training, and giving our employees opportunities to be successful. Our Safety Leadership Seminar (the “SLS”) was created internally for employees and supervisors to help them take the next step in becoming a safety leader. The LMS and SLS provide our employees with an awareness of all the latest safety processes and initiatives we implement across the organization.
Safe Driving Technology.   We have initiated a program to implement safe driving technology in many of our Company-provided vehicles driven by employees and we intend to expand this program going forward. This technology provides real time audio coaching which guides our employees on driving improvements, as well as an alert system used to help monitor journey management, speed, distracted driving, seat belt use, acceleration, breaking, and turning. This technology not only helps prevent accidents, but it also assists the Company in understanding what safety issues drivers face most so that our training can be tailored to be as effective as possible.
Select’s Safety Recognition Program.   Our Safety Recognition Program (the “SRP”) was implemented in 2016 to enhance our safety culture by driving positive recognition and rewarding proactive participation. Using a six-tier medallion system, the SRP is designed to recognize employees that demonstrate a commitment to a safe work environment and exhibit safety leadership. Once an employee is nominated by a supervisor or a member of the HSE team for a safety medallion, he or she is evaluated and awarded based on the level of safety leadership exhibited. Recipients of all six tiers of medallions are eligible to participate in the Annual SRP Event where select recipients will be eligible to win various prizes. This program highlights the high value we place on safety and incentivizes an emphasis on safety within our operations.
Since 2015, our TRIR has improved dramatically, as has our lost time incident rate (“LTIR”).
Through these and similar initiatives, programs and training processes, our Company continues to focus on the safety of people, property, and the environment. While the above results are promising, we continue to strive to be a market leader in safety practices.
Human Capital Management
Attracting, acquiring, retaining, and developing the talent needed to address current and future business needs is a key component of our human capital strategy. We invest in our workforce by offering competitive wages and benefits, continually working to create a strong company culture, and nurturing our talent through training and retention programs. We believe we have an industry-leading safety record that makes our Company an attractive place to work. Our goal is to reduce turnover and increase employee satisfaction. Through these efforts and other initiatives discussed below, we were able to significantly reduce turnover for 2020 to 43%. Lower turnover has been driven by employee-centric initiatives aimed at establishing a culture we believe employees find attractive for employment and which will allow them to thrive long term.
ACT.   Culture is an integral part of business that effects recruitment, job satisfaction, work performance and morale, and begins with our mission, vision, and core values. Our Company introduced a new mission, vision, and core values (ACT) with a renewed focus on how we “ACT” to be successful employees and build a great company that provides innovative solutions to our customers. We ask our employees to put our core values into action every day to improve operational excellence, safety, and the customer experience. These core values — Accountability, Continuous Improvement, and Teamwork — are helping to align our efforts to accomplish our vision to be the recognized leader and trusted partner in sustainable water management solutions. Through a series of employee centric videos called “This is How We ACT,” we seek to demonstrate an inclusive and dynamic team all working towards the same goal.
A-Club.   To help build a strong company culture, we developed an employee recognition program to acknowledge successes. The A-Club is our highest recognition award for our employees, and the recipients of such recognition represent the best of the best across the Company. The A-Club recognizes individuals (A-Players) and departments (A-Teams) that exemplify how we ACT.
Develop Talent In-house.   We recognize the importance of hiring and promoting from within due to the short-term benefit of the reduced costs of recruitment and training and, more importantly, the long-term benefit of improved morale and facilitated succession planning. Our Company has an online employee job portal that allows employees to apply for open positions quickly and easily within the Company, whether it be a change of location, a promotion, or a new position in a different service line. We also regularly send electronic communications internally highlighting promotional opportunities. In some service lines where career progression can be easily mapped, job progression is outlined allowing an employee to visualize the path necessary to achieve job competency, mastery, and promotion.
Select Grant-A-Wish Program.   Embracing the philosophy that employees are also to be served, rather than just managed, our Grant-A-Wish Program, established in 2019, is an employee-centric initiative that assists in crisis situations, facilitates personal growth, and improves life experiences. The program is funded by employee donations via payroll deduction with an annual company match. Since inception, we have granted 23 “wishes” made by Company employees for fellow employees or their families. This program has helped show employees that their colleagues and the Company care about their well-being outside of the workplace.
Diversity Initiatives.   Select recognizes the many benefits of having a diverse workforce. Diversity impacts all stages of employment, from making it easier to attract and retain top talent, to better performance among diverse teams, to the greater innovation and creativity that comes from a workforce comprised of different backgrounds and experiences. In fact, over 50% of our workforce is comprised of ethnic minorities. Additionally, while 11% of our overall workforce is female, women represent 43% of our corporate employees. Select provides employee resources such as handbooks, procedures, and training in more than one language and continually looks for ways to be more inclusive and tap into the talent of our diverse workforce.
Focus on Job Satisfaction and Communication.   In 2018 and 2019, we partnered with Gallup to conduct Gallup’s Q12 Employee Engagement Survey to gain insight regarding how employees view the Company as a place to work. In response to survey results, our Company launched an open dialogue program between managers and employees that continues today. We abandoned the outdated practice of annual performance evaluations and implemented an informal feedback program in which, twice a year, each of our employees answers four simple questions relating to their recent performance in relation to our core values (ACT) and then has a one-on-one meeting with their direct supervisor to discuss such performance and how to improve moving forward.
Community Outreach
The COVID-19 pandemic provided a unique challenge in actively investing and engaging with the community. With most major city populations largely confined to their homes, reaching all Select employees with important information about COVID-19 and how to prevent its spread has been a top priority. The Company developed a regular communications process with important information about COVID-19 and implemented standard procedures and processes to protect our employees, customers, and the community as a whole. To protect our employees and customers, we implemented processes for enhanced workplace safety, such as designating single-direction walkways, defining health monitoring processes, and providing sanitization and protective equipment, including entry-scan thermometers and facemasks. To protect the community, we provided employees with regular updates and encouraged them to fully abide by state and local regulations, “Work Safe Stay Home” orders, social distancing standards, and mask mandates. COVID-19 has pushed Select to experiment with new strategies to further our mission of protecting, maintaining, and improving the health of all employees to best serve the communities in which we operate. We look forward to being able to renew our community interactions when we can do so in a safe manner.
Landowner Relations Program.   We established the Select Energy Services Landowner Relations Program in 2019 to take a proactive role in creating a dialogue with landowners, communities, operators, local agencies, and state agencies in areas where oil and gas activities occur. We view each of these constituents as a partner to our Company and have identified the following areas of focus as we foster these partnerships: minimize our footprint; drive top level performance while holding our team to a higher standard; strengthen our partnerships with landowners and customers in the areas in which we operate; minimize downtime and disruption; cultivate long-term relationships with landowners and our customers to expedite resolution of issues in an efficient manner.
Emergency Relief Funds.   When disaster strikes close to home, we do our best to assist the community in its recovery by creating a funding account and contributing man hours toward recovery efforts. For example, in the aftermath of Hurricane Harvey in Houston, Texas we donated recovery funds consisting of employee donations and a company match to various organizations throughout the area and contributed countless hours of volunteer services in the recovery efforts. Additionally, following the devastating tornadoes in El Reno, Oklahoma, we organized recovery and assistance efforts for our employees impacted by these events, as well as the local community.
By contributing our time and resources, we help to build stronger communities and create a better environment for our employees, customers, and communities. Today, more than ever, our customers need solutions that meet the most rigorous operational demands while doing so in an environmentally sound manner, and Select remains committed to delivering those solutions.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth information regarding the beneficial ownership of our common stock as of March 9, 2021 based on information filed with the SEC or obtained from the persons named below, with respect to the beneficial ownership of shares of our common stock by:
•
each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

•
each of our executive officers and directors (including our nominees) that beneficially owns shares of our common stock; and

•
all our executive officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. Other than as specifically noted below, the mailing address for each listed beneficial owner is in care of Select Energy Services, Inc., 1233 West Loop South, Suite 1400, Houston, Texas 77027. The percentages are based on 87,905,393 shares of Class A common stock and 16,221,101 shares of Class B common stock outstanding.
Name of Beneficial Owner	Class A Common Stock		Class B Common Stock		Combined Voting Power(1)(2)
	Number	Percentage	Number	Percentage	Number	Percentage
5% Stockholders:
SCF Group(3)	16,191,331	18.4%	—	—	16,191,331	15.5%
SES Legacy Holdings, LLC(4)(5)	—	—	16,221,101	100.0%	16,221,101	15.6%
Crestview Partners(6)	3,853,306	4.4%	16,221,101	100.0%	20,074,407	19.3%
BlackRock, Inc.(7)	5,057,713	5.8%	—	—	5,057,713	4.9%
Directors, Director Nominees and Named Executive Officers:
John D. Schmitz(8)	6,671,470	7.6%	—	—	6,671,470	6.4%
Holli C. Ladhani	—	—	—	—	—	—
Nick L. Swyka	161,540	*	—	—	161,540	*
Adam R. Law(9)	143,629	*	—	—	143,629	*
Paul L. Pistono(10)	295,552	*	—	—	295,552	*
Cody J. Ortowski(11)	1,432,229	1.6%	—	—	1,432,229	1.4%
Robert V. Delaney	—	—	—	—	—	—
David C. Baldwin(12)	40,141	*	—	—	40,141	*
Douglas J. Wall(13)	78,490	*	—	—	78,490	*
Richard A. Burnett(14)	50,725	*	—	—	50,725	*
Keith O. Rattie(15)	89,525	*	—	—	89,525	*
Troy W. Thacker	23,744	*	—	—	23,744	*
David A. Trice(16)	74,736	*	—	—	74,736	*
All Executive Officers, Directors and Director Nominees as a Group (13 persons)	9,303,944	10.6%	—	—	9,303,944	8.9%

*
Less than 1%.

(1)
For each stockholder, in accordance with Rule 13d-3 promulgated under the Exchange Act,

this percentage is determined by assuming the named stockholder exercises all options, warrants and other instruments pursuant to which the stockholder has the right to acquire shares of our common stock within 60 days, but that no other person exercises any options, warrants or other purchase rights (except with respect to the calculation of the beneficial ownership of all directors and executive officers as a group, for which the percentage assumes that all directors and executive officers exercise any options, warrants or other purchase rights).
(2)
Represents percentage of voting power of our Class A common stock and Class B common stock voting together as a single class. Each holder of limited liability company units in SES Holdings (each, an “SES Holdings LLC Unit”) will hold one share of Class B common stock for each SES Holdings LLC Unit that it owns. Each share of Class B common stock has no economic rights, but entitles the holder thereof to one vote. See “Description of Capital Stock — Class A Common Stock” and “Description of Capital Stock — Class B Common Stock.”

(3)
The board of directors of SCF GP LLC (“SCF GP”), the ultimate general partner of SCF-VI, L.P., SCF-VII, L.P. and SCF-VII(A), L.P. (collectively, the “SCF Group”), has voting and investment control over the securities owned by the SCF Group. The board of directors of SCF GP consists of David C. Baldwin, Anthony F. DeLuca, L.E. Simmons, and Andrew L. Waite. Because SCF-VI, L.P., SCF-VII, L.P. and SCF-VII(A), L.P. are controlled by SCF GP, these entities may be considered to be a group for purposes of Section 13(d)(3) under the Exchange Act. As a group, the SCF Group beneficially owns 16,191,331 shares of our Class A common stock in the aggregate. This beneficial ownership includes 8,773,760 shares of Class A common stock held by SCF-VI, L.P., 6,374,474 shares of Class A common stock held by SCF-VII, L.P. and 1,043,097 shares of Class A common stock held by SCF-VII(A), L.P. The address for SCF-VI, L.P., SCF-VII, L.P. and SCF-VII(A), L.P. is 600 Travis Street, Suite 6600, Houston, Texas 77002.

(4)
Subject to the terms of the SES Holdings LLC Agreement, SES Legacy Holdings, LLC (“Legacy Owner Holdco”) (or its members) (and its permitted transferees, including certain members of Legacy Owner Holdco, under the SES Holdings LLC Agreement) has the right to exchange all or a portion of its SES Holdings LLC Units (together with a corresponding number of shares of Class B common stock) for Class A common stock at an exchange ratio of one share of Class A common stock for each SES Holdings LLC Unit (and corresponding share of Class B common stock) exchanged. The exchange of all our outstanding shares of Class B common stock (along with the corresponding SES Holdings LLC Units) for shares of Class A common stock would result in the issuance of an additional 16,221,101 shares of Class A common stock. See “Certain Relationships and Related Party Transactions — SES Holdings LLC Agreement.” Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of a security as to which that person, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares voting power and/or investment power of such security and as to which that person has the right to acquire beneficial ownership of such security within 60 days. The Company has the option to deliver cash in lieu of shares of Class A common stock upon the exercise by Legacy Owner Holdco (or any transferee) of its Exchange Right (as defined below). As a result, beneficial ownership of Class B common stock and SES Holdings LLC Units is not reflected as beneficial ownership of shares of our Class A common stock for which such units and stock may be exchanged. The address for SES Legacy Holdings, LLC is c/o Select, 1233 W. Loop South, Suite 1400, Houston, Texas 77027.

(5)
The board of managers of Legacy Owner Holdco has voting and dispositive power over the shares held by it. The board of managers of Legacy Owner Holdco consists of two representatives of Crestview Partners II SES Investment, LLC (“Crestview Holdings A”), Adam J. Klein and Robert Delaney (a member of our board of directors), and John D. Schmitz (our President, Chief Executive Officer and Chairman), and is controlled by Crestview Partners II GP, L.P. (“Crestview GP”).

(6)
Based on information obtained from a Schedule 13G/A jointly filed with the SEC on February 11, 2021 by Crestview GP, Crestview Holdings A, Crestview Partners II SES Investment B, LLC (“Crestview Holdings B”), and Crestview Advisors, L.L.C. (“Crestview Advisors” and together with Crestview GP, Crestview Holdings A and Crestview Holdings B, “Crestview Partners”), Crestview Partners has voting and dispositive power with respect to 20,074,407 shares of our Class A common stock. Represents 16,221,101 Class B shares and corresponding SES Holdings LLC Units held directly by Legacy Owner Holdco, 3,802,972 Class A shares held directly by Crestview Holdings B,

26,590 Class A shares held directly by Crestview Advisors, and 23,744 restricted stock units with respect to Class A Shares held directly by Mr. Delaney, in each case for which Crestview Partners may be deemed to be the beneficial owner. Mr. Delaney has assigned all rights, title and interest in the Class A Shares underlying the restricted stock units to Crestview Advisors. Crestview Holdings A generally has the right to acquire beneficial ownership of 16,221,101 shares of Class B common stock and corresponding SES Holdings LLC Units held by Legacy Owner Holdco at its election pursuant to the Legacy Owner Holdco limited liability company agreement, and Crestview GP has voting power over 16,221,101 Class B shares through its control of the board of managers of Legacy Owner Holdco. Crestview GP is the general partner of the investment funds which are direct or indirect members of Crestview Holdings A. Crestview GP is also the general partner of the investment funds which are members of Crestview Holdings B. Decisions by Crestview GP to vote or dispose of the interests held by Crestview Holdings A and Crestview Holdings B and decisions by Crestview Advisors to vote or dispose of shares held by Crestview Advisors require the approval of a majority of the eight members of its an investment committee and the chairman of the investment committee. The investment committee is composed of the following individuals: Barry S. Volpert (chairman), Thomas S. Murphy, Jr., Richard M. DeMartini, Robert V. Delaney, Jr., Brian P. Cassidy, Alexander M. Rose, Adam J. Klein and Daniel G. Kilpatrick. None of the foregoing persons has the power individually to vote or dispose of any of such interests. Each of the foregoing individuals disclaims beneficial ownership of all such interests. The address of each of the foregoing is c/o Crestview Partners, 590 Madison Avenue, 36th 42nd Floor, New York, New York 10022.
(7)
Based on information obtained from a Schedule 13G filed with the SEC on February 1, 2021. The address for BlackRock, Inc. is 55 East 52nd Street, New York, New York 10055.

(8)
Represents 5,325,444 shares of Class A common stock held directly by B-29 Holdings, LP, 399,684 shares of Class A common stock held directly by B-29 Investments, LP and 946,342 shares of Class A common stock held directly by Mr. Schmitz. John D. Schmitz has voting and dispositive power over shares held by B-29 Holdings, LP and B-29 Investments, LP.

(9)
Of the 143,629 shares of Class A common stock beneficially owned by Mr. Law, 8,002 shares are deemed beneficially owned by Mr. Law pursuant to the outstanding options that Mr. Law owns.

(10)
Of the 295,552 shares of Class A common stock beneficially owned by Mr. Pistono, 144,788 shares are deemed beneficially owned by Mr. Pistono pursuant to the outstanding options that Mr. Pistono owns.

(11)
Of the 1,432,229 shares of Class A common stock beneficially owned by Mr. Ortowski, 130,318 shares are deemed beneficially owned by Mr. Ortowski pursuant to the outstanding options that Mr. Ortowski owns and 1,120,437 shares of Class A common stock are held directly by Proactive Investments, LP. Mr. Ortowski has voting and dispositive power over shares held by Proactive Investments, LP.

(12)
As Co-President of SCF Partners, Inc., David C. Baldwin may be deemed to have dispositive power over the 16,191,331 shares of Class A common stock owned by the SCF Group. Mr. Baldwin disclaims beneficial ownership of all such interests.

(13)
Of the 78,490 shares of Class A common stock beneficially owned by Mr. Wall, 37,507 shares are deemed beneficially owned by Mr. Wall pursuant to the outstanding options that Mr. Wall owns.

(14)
Of the 50,725 shares of Class A common stock beneficially owned by Mr. Burnett, 5,334 shares are deemed beneficially owned by Mr. Burnett pursuant to the outstanding options that Mr. Burnett owns.

(15)
Of the 89,525 shares of Class A common stock beneficially owned by Mr. Rattie, 19,770 shares are deemed beneficially owned by Mr. Rattie pursuant to the outstanding options that Mr. Rattie owns.

(16)
Of the 74,736 shares of Class A common stock beneficially owned by Mr. Trice, 17,434 shares are deemed beneficially owned by Mr. Trice pursuant to the outstanding options that Mr. Trice owns.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Policies and Procedures for Review of Related Party Transactions
A “Related Party Transaction” is a transaction, arrangement, or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has, or will have a direct or indirect material interest. A “Related Person” means:
•
any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

•
any person who is known by us to be the beneficial owner of more than 5% of our Class A common stock;

•
any immediate family member of any of the foregoing persons, which means any family relationships, of first cousins or closer, among the Company’s directors and executive officers, by blood, marriage or adoption, including child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of our Class A common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our Class A common stock; and

•
any firm, corporation, or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a substantial ownership interest or control of the entity.

Our Board adopted a written related party transactions policy prior to the completion of our initial public offering in 2017. Pursuant to this policy, our Audit Committee will review all material facts of all Related Party Transactions and either approve or disapprove entry into the Related Party Transaction, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a Related Party Transaction, our Audit Committee shall consider, among other factors, the following: (i) whether the Related Party Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances; and (ii) the extent of the Related Person’s interest in the transaction. Further, the policy will require that all Related Party Transactions required to be disclosed in our filings with the SEC be so disclosed in accordance with applicable laws, rules, and regulations.
SES Holdings LLC Agreement
Exchange Rights
Subject to certain limitations, under the SES Holdings LLC Agreement, SES Legacy Holdings, LLC (“Legacy Owner Holdco”) (and its permitted transferees, including certain members of Legacy Owner Holdco, under the SES Holdings LLC Agreement) has the right (an “Exchange Right”) to cause SES Holdings to acquire all or a portion of its SES Holdings LLC Units for, at SES Holdings’ election, (i) shares of our Class A common stock at an exchange ratio of one share of Class A common stock for each SES Holdings LLC Unit exchanged, subject to conversion rate adjustments for stock splits, stock dividends, reclassification and other similar transactions or (ii) cash in an amount equal to the Cash Election Value (as defined in the SEC Holdings LLC Agreement) of such Class A common stock. At SES Holdings’ request, we will be obligated to facilitate an exercise of an Exchange Right by contributing to SES Holdings the shares of Class A common stock or cash to be used to acquire the tendered SES Holdings LLC Units. Alternatively, upon the exercise of any Exchange Right, the Company (instead of SES Holdings) will have the right (the “Call Right”) to acquire the tendered SES Holdings LLC Units from the exchanging unitholder for, at its election, (i) the number of shares of Class A common stock the exchanging unitholder would have received under the Exchange Right or (ii) cash in an amount equal to the Cash Election Value of such Class A common stock. The board of managers of Legacy Owner Holdco, which consists of John D. Schmitz and two representatives of funds controlled by Crestview GP, must unanimously approve any exchange of ownership interests in Legacy Owner Holdco for SES Holdings LLC Units except for exchanges by affiliates of John D. Schmitz and Crestview GP (which may be made at the election of such affiliates). If such exchange is approved, such members of Legacy Owner Holdco will have the same Exchange Right as Legacy Owner Holdco, subject to the terms and conditions described above.
In connection with any exchange of SES Holdings LLC Units pursuant to an Exchange Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled.
As Legacy Owner Holdco exchanges its SES Holdings LLC Units, our membership interest in SES Holdings will be correspondingly increased, the number of shares of Class A common stock outstanding will be increased, and the number of shares of Class B common stock outstanding will be reduced.
Tax Receivable Agreements
In connection with the closing of our December 2016 private placement of 16,100,000 shares of our Class A-1 common stock at $20.00 per share (the “Select 144A Offering”), the Company entered into two Tax Receivable Agreements with certain affiliates of Legacy Owner Holdco, Crestview Partners II G.P., L.P., and Crestview Partners II SES Investment B, LLC (the “TRA Holders”). The payment obligations under the Tax Receivable Agreements are our obligations and not obligations of SES Holdings, and we expect that the payments we will be required to make under the Tax Receivable Agreements will be substantial.
In connection with the closing of the Select 144A Offering, we entered into two Tax Receivable Agreements with the TRA Holders. On July 18, 2017, our Board approved amendments to each of the Tax Receivable Agreements, which amendments revised the definition of “change of control” for purposes of the Tax Receivable Agreements and acknowledged that the Rockwater Merger would not result in a change of control.
The first of the Tax Receivable Agreements, which the Company entered into with Legacy Owner Holdco and Crestview GP, generally provides for the payment by the Company to such TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax that the Company actually realizes (computed using simplifying assumptions to address the impact of state and local taxes) or is deemed to realize in certain circumstances in periods after the Select 144A Offering as a result of, as applicable to each such TRA Holder, (i) certain increases in tax basis that occur as a result of the Company’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder’s SES Holdings LLC Units in connection with the Select 144A Offering or pursuant to the exercise of the Exchange Right or the Call Right and (ii) imputed interest deemed to be paid by the Company as a result of, and additional tax basis arising from, any payments made under such Tax Receivable Agreement.
The second of the Tax Receivable Agreements, which the Company entered into with certain of the existing owners of outstanding membership interests in SES Holdings prior to the Select 144A Offering and related reorganization who received shares of our Class A common stock in exchange for their SES Holdings LLC Units received in connection with the restructuring transactions completed in connection with the Select 144A Offering (the “Contributing Legacy Owners”), generally provides for the payment by the Company to such TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax that the Company actually realizes (computed using simplifying assumptions to address the impact of state and local taxes) or is deemed to realize in certain circumstances in periods after the Select 144A Offering as a result of, as applicable to each such TRA Holder, (i) any net operating losses available to the Company as a result of certain reorganization transactions entered into in connection with the Select 144A Offering and (ii) imputed interest deemed to be paid by the Company as a result of any payments made under such Tax Receivable Agreement. Under both Tax Receivable Agreements, the Company will retain the benefit of the remaining 15% of these cash savings.
The Tax Receivable Agreements, as amended, are filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2020 filed on February 24, 2021, and the foregoing descriptions of the Tax Receivable Agreements are qualified by reference thereto. Future unitholders may become party to one or more tax receivable agreements entered into in connection with future acquisitions by SES Holdings.
Registration Rights Agreement for the Benefit of the Registration Rights Holders
On December 20, 2016, we entered into a registration rights agreement with the Contributing Legacy Owners and Legacy Owner Holdco. In connection with the execution of the merger agreement in connection with the Rockwater Merger, we entered into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”) with Legacy Owner Holdco, Crestview Holdings B, the SCF Group and WDC Aggregate LLC (collectively, the “Registration Rights Holders”), which, effective as of the closing of the Rockwater Merger, amends and restates the December 20, 2016 registration rights agreement. Pursuant to such agreement, among other things, (i) we will provide the rights for the Registration Rights Holders to participate in certain future underwritten public offerings of our Class A common stock, (ii) certain Registration Rights Holders will have the right to initiate an underwritten offering of our Class A common stock and (iii) the Registration Rights Holders will have certain customary “piggyback” registration rights, in each case subject to certain conditions. We will not be required to effect (x) more than five demand registrations delivered in the aggregate, (y) more than two demand registrations delivered by the Registration Rights Holders in any 12-month period or (z) a demand registration within 100 days of the pricing of a previous demand registration or a primary offering of our Class A common stock.
At any time, a party to the registration rights agreement will have the right to require us by written notice to demand registration of its registrable shares. Our obligations under this agreement include short-form, long-form and shelf registration statements, subject to certain restrictions as to number of demands, timing, and value of sales to be registered or shares to be sold in an underwritten offering.
If, at any time, we propose to register or conduct an underwritten offering of our securities (subject to certain exceptions) for our own account or for the account of any stockholder other than the parties to our registration rights agreement entered in connection with the Select 144A Offering or their permitted transferees, then we must give notice to the parties to the registration rights agreement or their permitted transferees to allow them to participate, or piggyback, in that registration statement or offering. In addition, any party to the registration rights agreement shall have the right to piggyback in any registration statement or offering effected at the request of any other party to the registration rights agreement.
The registration rights granted to the parties to the registration rights agreement may be freely assigned, including to their transferees.
Historical Transactions with Related Parties
Aquacore Rental Company LLC — For the year ended December 31, 2020, we rented pumps and filter pod trailers for use in our operations at a cost of $6,339,854 and recorded sales in the amount of $71,130 from Aquacore Rental Company LLC, an entity indirectly owned by Cody Ortowski, our Executive Vice President, Business Strategy, and Cole Ortowski, an employee of the Company.
Merit Appraisal & Tax Consulting, L.P. — For the year ended December 31, 2020, we incurred charges totaling $369,467 for appraisal services and tax consulting from Merit Appraisal & Tax Consulting, LP (“Merit”). B-29 Investments, LP, an entity controlled by John D. Schmitz, controls and partially owns Merit.
Orteq Energy Technologies — For the year ended December 31, 2020, we purchased pumps and related equipment for our operations totaling $369,595 from Orteq Energy Technologies, which is indirectly owned by Cody Ortowski and Cole Ortowski.
Silver Creek Oil & Gas, LLC — For the year ended December 31, 2020, we provided services totaling $528,718 to Silver Creek Oil & Gas, LLC (“Silver Creek”), under a Master Service Agreement. Robert Delaney (current director), Adam Klein (a former director), and our President, Chief Executive Officer and Chairman, John D. Schmitz, served on the board of Silver Creek, and our director Richard Burnett was the President and Chief Executive Officer. As of December 31, 2020, each of B-29 Investments, LP, an entity controlled by John D. Schmitz, and funds controlled by Crestview GP owned 49.5% of the membership interests in Silver Creek.
U.S. Well Services, LLC — For the year ended December 31, 2020, we provided chemical sales and services totaling $2,226,497 to U.S. Well Services, LLC (“US Well”). US Well is owned by funds managed by Crestview GP, one of our principal stockholders.

PROPOSAL 2:
RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Audit Committee has engaged Grant Thornton LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2021 and is seeking ratification of such appointment by our stockholders at the Annual Meeting. Grant Thornton LLP has audited our financial statements and/or those of our predecessor since 2016. Representatives of Grant Thornton LLP are expected to be present at the Annual Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.
Neither our Bylaws nor other governing documents or law require stockholder ratification of the appointment of Grant Thornton LLP as our independent registered public accounting firm. However, the Audit Committee is submitting the appointment of Grant Thornton LLP to our stockholders for ratification as a matter of good corporate practice. If our stockholders fail to ratify the appointment, the Audit Committee will reconsider whether to retain Grant Thornton LLP. Even if the appointment is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the Company and our stockholders.
Principal Accountant Fees and Services
The following table provides information regarding the aggregate fees incurred by the Company, and its predecessor and the previous owners, from Grant Thornton LLP during the last two fiscal years:
	Company, or its Predecessor and the Previous Owners
	2020	2019
Audit Fees(1)	$1,351,000	$1,801,250
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	$1,351,000	$1,801,250

(1)
Audit fees represent amounts billed for each of the years presented for professional services rendered in connection with those services normally provided in connection with statutory and regulatory filings or engagements including comfort letters, consents and other services related to SEC matters.

Pre-Approval Policies and Procedures
The Audit Committee pre-approves all audit and non-audit services provided by our independent registered public accounting firm and pre-approved all the fees reported above. This policy is set forth in the charter of the Audit Committee, which is available in the Investors section under the “Corporate Governance” tab of our website at https://investors.selectenergyservices.com.
Vote Required
The approval of the proposal to ratify the selection of Grant Thornton LLP as our independent registered public accounting firm in this Proposal 2 requires the affirmative vote of the majority of the shares present in person or by proxy and entitled to vote on the matter at the Annual Meeting. Abstentions will have the effect of a vote against the proposal. Brokers have the authority to exercise their discretion with respect to this proposal if they do not receive instructions from the beneficial owner. Therefore, it is important that you vote your shares by proxy or in person at the Annual Meeting.
Recommendation of the Board
The Board recommends that stockholders vote FOR the proposal to ratify the appointment of Grant Thornton LLP as Select Energy Services’ independent registered public accounting firm for fiscal year 2021.

Report of the Audit Committee of the Board of Directors
The following report of the Audit Committee of the Company shall not be deemed to be “soliciting material” or to be “filed” with the SEC, nor shall this report be incorporated by reference into any filing made by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.
The Audit Committee of the Board is responsible for independent, objective oversight of the Company’s accounting functions and internal control over financial reporting. During 2020, the Audit Committee was composed of four directors, each of whom is independent as defined by the NYSE listing standards. The Audit Committee operates under a written charter approved by our Board, which is available in the Investors section under the “Corporate Governance” tab of the Company’s website at
https://investors.selectenergyservices.com.
Management is responsible for the Company’s internal control over financial reporting. The independent auditor is responsible for performing an independent audit of the Company’s consolidated financial statements in accordance with generally accepted auditing standards in the United States of America and issuing a report thereon. The independent auditor is also responsible for performing an independent audit of the Company’s internal control over financial reporting. The Audit Committee’s responsibility is to monitor and oversee these processes.
Grant Thornton LLP served as the Company’s independent auditor during 2020 and was appointed by the Audit Committee to serve in that capacity for 2021 (and we are seeking ratification by the Company’s stockholders at this Annual Meeting of such appointment). Grant Thornton LLP has served as the Company’s independent auditor since prior to its initial public offering in 2017.
In connection with these responsibilities, the Audit Committee met with management and the independent auditor to review and discuss the December 31, 2020 audited consolidated financial statements and management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. The Audit Committee also discussed with the independent auditor the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (the “PCAOB”) and the SEC.
The Audit Committee also received the written disclosures and the letter from the independent auditor required by the PCAOB regulating the independent auditor’s communications with the audit committee concerning independence and has discussed with the independent auditor that firm’s independence.
Based upon the Audit Committee’s review and discussions with management and the independent auditor referred to above, the Audit Committee recommended to our Board that the audited consolidated financial statements be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC on February 24, 2021.
Audit Committee of the Board of Directors
Richard A. Burnett, Chairman
Keith O. Rattie, Member
Troy W. Thacker, Member
David A. Trice, Member

PROPOSAL 3:
ADVISORY (NON-BINDING) VOTE APPROVING COMPENSATION OF OUR
NAMED EXECUTIVE OFFICERS
Background
Our executive compensation is designed to attract, motivate, and retain our executive officers, who are critical to our success. Our named executive officers are rewarded for the achievement of our financial and strategic goals and for driving corporate financial performance and stability through base salaries, the opportunity to earn annual cash performance-based bonuses and long-term equity incentive awards. The pay mix provided to our named executive officers is designed to align the interests of our executives with those of our stockholders.
The Board is asking stockholders to approve on an advisory, non-binding basis, the following resolution at the Annual Meeting:
RESOLVED, that the stockholders of the Company approve, on an advisory basis, the compensation of the Company’s named executive officers, as disclosed in the tabular and narrative disclosure set forth in the Proxy Statement, including under “Compensation Discussion and Analysis.”
The “say-on-pay” vote is advisory, and therefore not binding on the Company or the Board and will not overrule any decisions made by the Board and will not require the Board to take any specific action. Nevertheless, the vote will provide information to the Board regarding stockholder sentiment about our executive compensation philosophy, policies, and practices, which the Board will be able to consider when determining executive compensation going forward.
Vote Required
The approval, on a non-binding basis, of the compensation of our named executive officers as reported in this Proposal 3 requires the affirmative vote of the majority of the shares present in person or by proxy and entitled to vote on the matter at the Annual Meeting. Abstentions will have the effect of a vote against the proposal. Broker “non-votes” will have no legal effect on this proposal.
As an advisory vote, Proposal 3 is not binding on our Board of Directors or the Compensation Committee, will not overrule any decisions made by our Board of Directors or the Compensation Committee, and will not require our Board of Directors or the Compensation Committee to take any specific action. Although the vote is non-binding, our Board of Directors and the Compensation Committee value the opinions of our stockholders and will carefully consider the outcome of the vote when making future compensation decisions for our named executive officers. To the extent there is any significant vote against our named executive officers’ compensation as disclosed in this Proxy Statement, we will consider our stockholders’ concerns, and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.
Recommendation of the Board
The Board recommends that stockholders vote FOR the non-binding proposal to approve the compensation of our named executive officers.
COMPENSATION DISCUSSION AND ANALYSIS
Introduction
This Compensation Discussion and Analysis (“CD&A”) provides information regarding the compensation of our named executive officers (“NEOs”), including the objectives, principles, policies and practices of our executive compensation program. Select’s executive compensation program is overseen by the Compensation Committee. This CD&A focuses on how the Compensation Committee sets executive compensation, the components of our executive compensation program, and the circumstances and factors that the Compensation Committee considered in making its decisions.

For purposes of this Proxy Statement, our 2020 executive compensation program is presented for the following executive officers who, for the year ended December 31, 2020, were our principal executive officer, principal financial officer, and three other most highly compensated executive officers:
Name	Principal Position
Holli C. Ladhani(1)	Former President, Chief Executive Officer, and Director
Nick L. Swyka	Chief Financial Officer and Senior Vice President
Adam R. Law	Senior Vice President, General Counsel and Corporate Secretary
Paul L. Pistono	Executive Vice President, Oilfield Chemicals
Cody J. Ortowski	Executive Vice President, Business Strategy

(1)
Ms. Ladhani’s employment and service relationship with the Company terminated on January 3, 2021, and Mr. Schmitz was appointed as Chief Executive Officer and President effective as of such date. In addition to his new role, Mr. Schmitz will continue to serve as the Company’s Chairman of the Board.

Executive Summary
Our Compensation Committee set out to develop an executive compensation program structured to achieve a number of objectives, including: align executive interests with our long-term strategy and those of our stockholders; tie a significant portion of compensation directly to our operating and financial performance and execution of strategic objectives; enable us to attract and retain high performing executives through competitive pay practices; and align pay and performance in a way that is transparent and understood by all stockholders. This CD&A provides detail on how our Company achieves these objectives and best aligns our NEO interests with those of our stockholders.
2020 Compensation Components
Our executive compensation program consists of the following key components, which are described in greater detail below:
Primary Goals of our Executive Compensation Program
Principal Components of Executive Compensation Program		Attract/ Retain/ Motivate	Pay for Performance	Stockholder Alignment
Base Salary	• Salary is an essential factor in attracting and retaining qualified personnel	✓
Annual Cash Incentives
•
Awards are tied to achievement of specific annual financial, operational, safety and individual performance goals, all of which contribute to the creation of stockholder value as provided through the Select Energy Services Inc. Short Term Incentive Program (“STI Plan”)

		✓	✓	✓
Long-Term Incentives
•
Promotes alignment with stockholders by tying the majority of executive compensation to creation of long-term stockholder value and encouraging executives to build meaningful equity ownership stakes through a combination of performance- and time-based equity awards

		✓	✓	✓
Compensation Governance Best Practices
Our Compensation Committee endeavors to ensure our executive compensation program is grounded in good governance practices that the committee believes are in the best interests of our stockholders. These practices include:

What We Do	What We Do Not Do
✓ Emphasize at-risk pay and pay for performance	× No automatic base salary increases
✓ Maintain stock ownership guidelines	× No significant perquisites
✓ Engage an independent compensation consultant	× No guaranteed annual bonuses
✓ Perform annual risk assessments of compensation programs	× No dividends on unearned performance-based equity awards
✓ Half of long-term incentives are performance-based	× No hedging
✓ All long-term incentives are impacted by changes in stock price	× No tax gross-ups
× No single-trigger cash payments upon a change in control
What Guides Our Compensation Structure
Compensation Philosophy
We generally reference the median of our competitive market for base salaries and target incentive opportunities, and the Compensation Committee maintains a focus on pay-for-performance and compensation in the form of equity awards to leverage the Company’s ability to attract, retain and motivate key talent. The structure of our executive compensation program, including base pay and “at-risk” compensation (short- and long-term incentives), as well as other benefits, is intended to achieve the following objectives:
•
Align executive interests with the interests of our stockholders and our long-term strategy while discouraging undue risk taking by emphasizing long-term equity-based incentives and requiring executives to retain a significant portion of these incentives earned over time in common stock;

•
Foster a pay-for-performance culture by tying a significant portion of compensation directly to Select’s operating and financial performance and execution of strategic objectives, including annual operating performance, return on assets and free cash flow generated over a three-year period, and linking a portion of compensation to individual performance, including behaviors that exemplify Select’s values. A large percentage of compensation is “at risk” (84% for the CEO and 74% on average for the other NEOs) and performance-related (47% for the CEO and 44% on average for the other NEOs);

•
Attract and retain high performance executives through competitive pay practices (including equity), considering relevant market pay for oil and gas services and other factors; and

•
Align pay outcomes with performance in a way that is transparent and understood by all stakeholders through clear and complete disclosure of executive compensation policies and practices, including alignment of certain metrics to strategy.

The Compensation Committee regularly reviews and considers the effectiveness of the Company’s existing compensation programs and modifies such programs or develops new programs to better effectuate the Compensation Committee’s compensation objectives.
Compensation Setting Process
The Compensation Committee has ultimate responsibility for reviewing, evaluating, and approving the compensation of our NEOs. The Compensation Committee is comprised of three independent, non-employee directors on our Board, and it works closely with an independent compensation consultant and management to examine the effectiveness of the Company’s executive compensation program throughout the year. A copy of the Committee’s charter may be found in the Investors section under the “Corporate Governance” tab of our website: https://investors.selectenergyservices.com.
Role of the Compensation Committee.   The Compensation Committee reviews and approves all compensation and awards to the NEOs. The primary role of the Compensation Committee is to review, evaluate and approve, and otherwise discharge the Board’s responsibilities relating to, the compensation of the Company’s executive officers and directors, including the oversight of risks related to compensation policies and programs, as well as the agreements, plans, policies and programs of the Company to compensate the Company’s executive officers and directors. The Compensation Committee on its own reviews the performance and compensation of the CEO and approves his level of compensation. The Compensation Committee may choose to gather input from the other members of the Board and may engage in discussions with other persons and advisors as it deems appropriate. For the other NEOs, the Compensation Committee approves each element of compensation following its review of the recommendations made by the CEO. The Compensation Committee also reviews and approves equity-based awards for all recipients other than those hired during the year who do not report directly to the CEO, generally based on recommendations from the CEO and guidance from the Compensation Committee’s independent compensation consultant.
Role of the Chief Executive Officer.   Our CEO is tasked with reviewing compensation for all of our NEOs other than himself, and makes compensation recommendations to the Compensation Committee. The CEO does not participate in the Compensation Committee’s determination of his own compensation. The CEO’s recommendations are based on his evaluations of the performance of the NEOs based on several factors, including individual performance, business results, and general information related to compensation at other public companies. In consultation with the CEO, the Compensation Committee has final approval over the compensation to be paid to the executive officers. Either as a Director of the Company or in his role with management, the CEO is regularly invited to attend meetings of our Compensation Committee. Additionally, certain members of management may also be invited to attend selected meetings of our Board or Compensation Committee. Following each such meeting, the CEO and, if applicable, any other invited member of management, is excused from non-management executive sessions of our Board or Compensation Committee, as applicable.
Role of the Independent Compensation Consultant.   In carrying out its responsibilities for establishing, implementing and monitoring the effectiveness of our general and executive compensation philosophy, plans and programs, our Compensation Committee relies on outside experts to assist in its deliberations. Since late 2018, the Compensation Committee has received independent compensation advice and data from Pearl Meyer & Partners, LLC (“Pearl Meyer”).
Pearl Meyer was directly engaged by the Compensation Committee to provide advice and information regarding:
•
Compensation philosophy and practices;

•
Peer group composition;

•
Compensation program design;

•
Short-term and long-term incentive plan administration; and

•
Competitive compensation analysis for executive officers and non-executive directors.

With respect to non-executive director compensation, Pearl Meyer reviewed the Company’s philosophy and practices regarding general Board compensation, committee compensation, committee chair compensation and non-executive director equity award programs. In connection with these reviews, Pearl Meyer provided the Compensation Committee comparative market assessments of executive and non-executive director compensation levels, including information relative to compensation trends and prevailing practices. The Compensation Committee meets regularly in executive session with Pearl Meyer outside the presence of management.
The Compensation Committee regularly reviews the services provided by its outside consultants and, after considering all relevant factors, including the factors listed in Section 303A.05(c)(iv) of the New York Stock Exchange Listed Company Manual, believes that Pearl Meyer is independent in providing executive compensation consulting services. The Compensation Committee monitors the independence of its compensation consultant on a periodic basis. Based on these reviews and this monitoring, the Compensation Committee is not aware of any conflict of interest that has been raised by the work performed by Pearl Meyer.
Role of Market Data.   Our Compensation Committee relies in part, but not exclusively, on market data from Pearl Meyer in determining appropriate levels of pay for our NEOs. Market data provided by Pearl Meyer during 2020 included data from compensation surveys and from our peer group. The Committee reviews the composition of our peer group on an annual basis and, after consultation with Pearl Meyer, revises the group as it deems appropriate. The information from the compensation peer group is used to help define the competitive market for executive pay in similarly situated companies in our industry for each of our CEO, Chief Financial Officer, General Counsel and Executive Vice Presidents. In developing the 2020 peer group, Pearl Meyer employed the following general approach:
•
Developed pool of potential peer companies based on the GICS sector (oilfield services), direct competitors identified by management, companies identified as peers by our competitors, companies listed in various institutional investor research reports, and companies listed in shareholder advisor reports

•
Identified potential removals due to acquisition, bankruptcy, etc.

•
Screened out remaining companies based on a combination of the following:

•
Public companies: Eliminated privately-held companies, subsidiaries, recently acquired firms, or financially distressed companies to provide assurance that more relevant executive compensation and financial results will be disclosed.

•
Company size: Current and projected revenue, employees, market capitalization, and assets, excluding companies outside a reasonable revenue range compared to Select (approximately 1/3x to approximately 3x) as executive compensation levels are generally correlated with company financial size.

•
Financial / Operating / Business: Considered factors such as type of business, structure, geographic footprint, corporate office location, and stock price correlation to provide more appropriate performance comparisons, make pay and performance analyses more meaningful, and ensure that peers are operating in similar areas or are located in areas where direct competition for executives is more pronounced.

Based upon this screening process, Pearl Meyer suggested, and our Compensation Committee adopted, the following 16 peers as our peer group for 2020; compared to our peer group used for 2019, Cactus, Inc. and Liberty Oilfield Services Inc. were added and C&J Energy Services, Inc., Covia Holdings Corp., Keane Group, Inc. and Superior Energy Services, Inc. were removed:

• Archrock, Inc.	• Newpark Resources Inc.	• RPC, Inc.
• Cactus, Inc.	• Nine Energy Services, Inc.	• Secure Energy Services Inc.
• CES Energy Solutions Corp.	• NOW, Inc.	• TETRA Technologies, Inc.
• Exterran Corp.	• Oil States International, Inc.	• U.S. Silica Holdings Inc.
• Forum Energy Technologies Inc.	• Precision Drilling Corporation
• Liberty Oilfield Services Inc.	• ProPetro Holding Corp.
Results and Consideration of Prior Say-on-Pay Vote.   We currently present an advisory vote to approve the compensation of our NEOs (a “say-on-pay” vote) to our stockholders every three years. The last say-on-pay vote was conducted at our 2018 Annual Meeting of Stockholders. We received over 99% approval in that say-on-pay vote. After considering the results of the 2018 say-on-pay vote, our Compensation Committee determined not to make any material changes to our 2020 executive compensation program or practices that were specifically driven by such say-on-pay vote results. We are presenting a “say-on-pay” vote for approval of our stockholders at the 2021 Annual Meeting to which this Proxy Statement relates.
2020 Executive Compensation Program
Base Salary
Each NEO’s base salary is a fixed component of compensation and does not vary depending on the level of performance achieved. Base salaries are determined for each NEO based on individual roles and responsibilities, internal equity, and positioning relative to similarly situated executives in our peer group. Our Compensation Committee reviews the base salaries for each NEO annually as well as at the time of any promotion or significant change in job responsibilities, and in connection with each review, our Compensation Committee considers individual and company performance over the course of the applicable year.
The base salary of each of our NEOs for 2020, as established by our Compensation Committee, is as follows:
Executive	2020 Base Salary	Adjusted Base Salary as of June 1, 2020(1)
Holli C. Ladhani	$750,000	$600,000
Nick L. Swyka	$360,000	$306,000
Adam R. Law	$320,000	$272,000
Paul L. Pistono	$300,000	$255,000
Cody J. Ortowski	$430,000	$365,000

(1)
Each of our NEOs agreed to a voluntary 10% reduction to his or her annualized base salary, effective as of March 30, 2020. On May 13, 2020, each of our NEOs agreed to an additional voluntary 5% (for Ms. Ladhani, 10%) reduction to his or her annualized base salary, effective June 1, 2020. The originally approved 2020 base salaries for our NEOs were not reinstated prior to the end of the 2020 fiscal year.

Annual Cash Incentives
Annual cash incentives for our NEOs are provided through our STI Plan and are structured to reward achievement relative to annual financial, operational, and individual performance objectives. Our Compensation Committee reviews and approves the annual cash incentive awards for each NEO based upon performance achievements established by the Compensation Committee at the beginning of the year. Our Compensation Committee established the following target 2020 annual cash incentive awards for our NEOs based on the level of responsibility and ability to impact our overall results, as well as consideration of market pay practices:

Executive	2020 Target Annual Incentive (% of Base Salary)
Holli C. Ladhani	115%
Nick L. Swyka	80%
Adam R. Law	75%
Paul L. Pistono	80%
Cody J. Ortowski	80%
The 2020 target annual incentive awards are based on the base salaries originally approved for each of our NEOs prior to the voluntary reductions to such base salaries taken by our NEO’s due to market conditions (described above under “2020 Executive Compensation Program-Base Salary”). If threshold performance is achieved under the STI Plan, then 50% of the target annual incentive awards will be earned by the NEOs, and if maximum performance is achieved under the STI Plan, then 200% of the target annual incentive awards will be earned by the NEOs.
For the 2020 annual cash incentive awards, the Compensation Committee selected the following metrics, which are based on fully consolidated Company results for each of our NEOs:
•
Consolidated earnings before interest, taxes, depreciation and amortization (“EBITDA”), as adjusted for any items approved by the Compensation Committee, which represents 35% of each NEO’s potential award;

•
Free cash flow (“FCF”) per share, which is calculated as described below under “— Company-Wide Metrics” and further described under “— 2020 Executive Compensation Program — Long-Term Incentives” and represents 35% of each NEO’s potential award;

•
Safety metrics based on total recordable incident rate (“TRIR”) with a lost-time injury rate (“LTIR”) modifier, which represents 10% of each NEO’s potential award; and

•
Strategic individual achievements based on individual performance, which represent 20% of each NEO’s potential award.

The Compensation Committee annually evaluates the appropriate performance metrics, and relative weighting of those metrics, for our STI Plan based on financial goals, operational goals, and strategic plans for the Company. These metrics are chosen to align performance and safety throughout the Company and to emphasize stockholder value.
Performance targets for each measure are based upon the 2020 budget approved by our Board. While these performance measures and set targets were selected before the severe market challenges, after thorough evaluation, the Board decided not to make any amendments to such performance measures and targets. The following table sets forth threshold, target and maximum performance goals established by the Compensation Committee with respect to the company-wide EBITDA, FCF, and safety metrics, as well as our actual achievement with respect to those performance metrics. The Company did not amend the performance targets applicable to the 2020 bonuses payable under the STI Plan in light of market conditions in 2020.
Company-Wide Metrics
	2020 Performance Goals
	Threshold (50% payout)	Target (100% payout)	Maximum (200% payout)	2020 Actual Performance	Percent of Target Metric Earned		Weight		Percent of Target Bonus Earned
EBITDA	$112.5mm	$160.7mm	$241mm	$12.5mm	0%	x	35%	=	0.00%
FCF	$67.9mm	$97mm	$145.5mm	$107mm	106%		35%	=	39.2%
Safety	1.35 TRIR	0.75 TRIR	0.75 TRIR	0.53 TRIR	186%	x	10%	=	18.6%
	0.39 LTIR	0.30 LTIR	0.15 LTIR	0.17 LTIR

In determining each NEO’s discretionary individual achievement (which accounts for up to 20% of each NEO’s potential award), the Compensation Committee considered each NEO’s individual contributions to our overall performance during 2020, including successes such as individual achievements, continual development, refining, and execution of the strategic vision for the Company and overall performance of managed departments. Also included in this determination were negative factors such as our share price and delayed or partial achievement of strategic plans.
In light of the above results with respect to the company-wide portion of the annual cash incentive program for 2020 and the above discussion with respect to the Compensation Committee’s assessment of each NEO’s discretionary individual achievements, the Compensation Committee approved the following payments under the STI Plan:
		Percent of Target Earned
Name	Target Bonus	Company-Wide Metrics Achievement		Individual Achievement (Weighted)		Total Percent of Target Earned	Approved 2020 STI Plan Payout
Holli C. Ladhani	$862,500	57.8%	+	15.0%	=	72.8%	$627,900
Nick L. Swyka	$288,000	57.8%	+	15.0%	=	72.8%	$209,664
Adam R. Law	$240,000	57.8%	+	15.0%	=	72.8%	$174,720
Paul L. Pistono	$240,000	57.8%	+	15.0%	=	72.8%	$174,720
Cody J. Ortowski	$344,000	57.8%	+	15.0%	=	72.8%	$250,432
Long-Term Incentives
Our Compensation Committee reviews and approves the equity awards for each NEO. The equity-based awards under the Select Energy Services, Inc. 2016 Equity Incentive Plan (as amended, the “2016 Plan”) for 2020 were comprised of approximately 47% performance-based and 53% time-based awards with the goal of both retaining our high performing executives and aligning such individuals’ interests with those of our stockholders. The size of the grants to the NEOs were determined based on title and responsibility and, for each NEO, were based on a target award of 190% of such NEO’s base salary (other than Ms. Ladhani whose target award was 370% of her base salary). Historically equity-based awards are granted in January of each calendar year, but the grants for 2020 were delayed until March 2020 in order to allow the Compensation Committee time to review the Company’s audited financial performance for 2019 prior to determining the target value of each NEO’s 2020 equity awards.
For the time-based awards granted in 2020, the Compensation Committee approved grants in the form of restricted shares which vest ratably over the three years following the date of grant. For the performance-based awards granted in 2020, the Compensation Committee approved grants in the form of performance share units (“PSUs”). Fifty percent of the PSUs will become earned based on our return on assets (“ROA”) over the three-year performance period beginning January 1, 2020 and ending December 31, 2022, as compared to a selected group of peer companies (“Relative ROA”), and 50% of the PSUs will become earned based on our FCF per share over the same period. This group of peer companies for the 2020 Relative ROA-based PSUs (the “Performance Peer Group”) includes:
• Basic Energy Services, Inc.	• Nine Energy Service Inc.	• Ranger Energy Services, Inc.
• FTS International, Inc.	• Oil States International, Inc.	• RPC Inc.
• Liberty Oilfield Services Inc.	• Patterson UTI Energy Inc.	• TETRA Technologies Inc.
• Newpark Resources Inc.	• ProPetro Holding Corp.
• NexTier Oilfield Solutions Inc.	• Quintana Energy Services Inc.
The Compensation Committee selected these performance metrics for the PSUs because it believes Relative ROA and FCF per share provides the best tools for assessing capital priorities and would achieve the following:
•
Encourage thorough and disciplined capital allocation decisions.

•
Provide transparency to the next level of management so that award recipients can understand how to impact the metric.

•
Diversifies performance targets into tangible, communicable and critical value drivers tied to concrete financial measures aligned with stockholder value.

ROA is calculated based on the percentage obtained by dividing our adjusted net income by our net assets. Adjusted net income is calculated by multiplying 0.79 by our EBITDA, excluding interest expense and depreciation expense, and net assets is calculated based on our property and equipment, plus our average total current assets, less our current liabilities. Adjusted net income is calculated for our peer group by multiplying 0.79 by the applicable company’s publicly disclosed adjusted EBITDA or, if not listed, EBITDA metric, in each case, adjusted in a manner consistent with the adjustments determined by the Compensation Committee and included in the determination of the Company’s EBITDA and excluding interest expense and depreciation expense. Achievement under the Relative ROA at the end of the three-year performance period is determined based on the following scale:
Level of Achievement	Ranking among Peer Group	Earned PSUs (% of Target Subject to Relative ROA)
Below Threshold	Outside of Top 10	0%
Threshold	Top 10	50%
Target	Top 7	100%
Maximum	Top 3	175%
To determine our ranking among our peer group for purposes of calculating the Relative ROA, ROA will be calculated for the Company and each entity in the peer group as of the end of the performance period. The entities in the peer group and the Company will be arranged by their respective ROA (highest to lowest). Notwithstanding the foregoing, the award agreements documenting the 2020 PSUs provide that in the event our ROA is less than 5%, no PSUs will be earned under the Relative ROA qualified portion of the PSUs granted, regardless of the Company’s ranking among the Performance Peer Group.
FCF is calculated based on our cash flow from operations, determined in accordance with generally accepted accounting principles (“GAAP”) or on a non-GAAP basis consistent with our practices (as determined by our Compensation Committee), minus net capital expenditures, including the impact of asset sales in the ordinary course of business. As used below, “FCF Performance Percentage” means the percentage obtained by dividing (i) the sum of the FCF per share by (ii) the sum of the annual target for each calendar year of the performance period.
Level of Achievement	FCF Performance Percentage	Earned PSUs (% of Target Subject to FCF)
Below Threshold	Less than 70%	0%
Threshold	70%	50%
Target	100%	100%
Maximum	130%	175%
The FCF per share value is obtained by dividing (i) FCF for such calendar year by (ii) the number of shares of Class A common stock outstanding. The number of shares of Class A common stock outstanding (a) does not reflect any issuances or repurchases of such during the applicable year of the performance period, unless the target for such year has been adjusted to account for any such issuances or repurchases and (b) will be increased to account for any non-ordinary course debt borrowed during the applicable year of the performance period by dividing the aggregate total of such debt by the volume weighted average price of the Company’s shares of Class A common stock for the 30 days preceding the date of incurrence of such debt.
The Company did not make any amendments to the long-term incentive awards granted in 2020 in light of the extremely difficult market conditions in 2020.

Other Compensation Elements
Employment Agreements
We maintain employment agreements with Messrs. Swyka, Law and Pistono, and an employment agreement was in place with Ms. Ladhani prior to her January 3, 2021 termination. The Compensation Committee believes individual employment agreements are important for attracting and retaining talented executives. Each employment agreement provides for an initial term of (i) two years for Ms. Ladhani with automatic renewals for successive one-year periods unless either party provides at least 60 days advance written notice of non-renewal or (ii) three years for Messrs. Swyka, Law and Pistono with automatic renewals for successive one-year periods unless either party provides at least 60 days advance written notice of non-renewal. In addition, the employment agreements contain certain restrictive covenants, including provisions that prohibit, with certain limitations, the NEO from competing with the Company and its affiliates, soliciting any of the Company’s or its affiliates’ customers, or soliciting or hiring any of the Company’s or its affiliates’ employees or inducing them to terminate their employment with the Company and its affiliates. These restrictions will generally apply during the term of the NEO’s employment with the Company and for (a) two years following the termination date for Ms. Ladhani or (b) one year following the termination date for Messrs. Swyka, Law and Pistono. The employment agreements each provide for severance payments and benefits upon certain qualifying terminations of employment, as described below under “2020 Executive Compensation Tables — Potential Payments Upon Termination or Change in Control.” Ms. Ladhani’s and Mr. Pistono’s employment agreements were amended effective February 21, 2020, such that the cash severance payments and benefits provided upon certain terminations of employment were revised for each such NEO to better align with market practices. See “2020 Executive Compensation Tables — Potential Payments Upon Termination or Change in Control — Amended Employment Agreements” below.
Letter Agreements
In May 2020, each of our NEOs that is party to an employment agreement entered into a letter agreement providing (i) for the voluntary reduction to base salary described above under “— Base Salary,” (ii) no such NEO has the ability to terminate his or her employment for “Good Reason” (as defined in his or her employment agreement and described below under “Potential Payments Upon Termination or Change in Control”) solely due to the agreed upon decrease in base salary, (iii) each such NEO has the ability to (a) terminate his or her letter agreement upon 30 days’ notice and (b) resign for Good Reason should the Company not reinstate his or her original 2020 base salary following the termination of his or her letter agreement, and (iv) should any such NEO experience a qualifying termination of employment under his or her employment agreement, the calculation of severance payable in accordance with his or her employment agreement will not use the voluntarily and temporarily reduced base salary amount.
Benefit Plans
We offer participation in broad-based retirement, health and welfare plans to all our employees. We currently maintain a plan intended to provide benefits under section 401(k) of the Code (the “401(k) Plan”), where employees are allowed to contribute portions of their base compensation into a retirement account in order to encourage all employees, including any participating NEO, to save for the future. Historically, the 401(k) Plan provided a matching contribution in an amount of 4% of a participant’s eligible compensation. However, effective January 2020, the Company suspended matching contributions such that no matching contributions were made during the 2020 fiscal year in light of the extremely difficult market conditions.
Other Compensation-Related Guidelines and Policies
Stock Ownership and Retention Guidelines
In May 2018, the Board adopted Stock Ownership and Retention Guidelines for all executive officers and directors of the Company. These guidelines were subsequently updated in 2019 to increase the stock ownership requirements for non-employee directors from two times base annual retainer to three times base annual retainer. The guidelines are determined by using a multiple of the executive officer’s annual base salary or the non-employee director’s base annual retainer and converting it into a fixed number of shares.

The guidelines are initially calculated using the executive officer’s annual base salary as of the later of the date the guidelines were initially adopted and the date the person became an executive officer subject to the guidelines. For the non-employee directors, the guidelines reference the base annual retainer in effect as of the later of the date the guidelines were initially adopted and the date the person became a non-employee director subject to the guidelines. The minimum levels of stock ownership are outlined below:
Title	Ownership Guideline
Chief Executive Officer	5x annual base salary
Chief Financial Officer	3x annual base salary
Executive Vice President	2x annual base salary
Senior Vice President	2x annual base salary
Non-Employee Director	3x base annual retainer
Stock ownership levels must be achieved by each executive officer or non-employee director within five years of the initial adoption of the guidelines or within five years of the individual’s first appointment as an executive officer or non-employee director, whichever is later. Following any change in title or change in base salary of any executive officer, the corresponding ownership guideline for such person shall be revised accordingly. The executive officer must achieve the new stock ownership level within five years of the effective date of such change in title or base salary.
Stock that counts toward satisfaction of the Guidelines includes:
•
Shares of common stock owned directly by the executive officer or non-employee director;

•
Shares of common stock owned indirectly by the executive officer or non-employee director (e.g., by a spouse or other immediate family member residing in the same household or a trust for the benefit of the executive officer or director or his or her family), whether held individually or jointly;

•
Time-vesting restricted shares granted under the Company’s long-term incentive plans, with the value determined based on the greater of the grant-date value of such shares or the market value of such shares as of the date of determination;

•
Shares purchased in the open market; and

•
In the case of non-employee directors, shares directly owned by entities, or their affiliates, which are the primary employers of such non-employee directors.

Anti-Hedging Policy
Because hedging transactions can present the appearance of a bet against the Company, hedging or monetization transactions, whether direct or indirect, involving any of the Company’s securities (such as common stock, options to buy or sell common stock, warrants and convertible securities) are completely prohibited with respect to all directors, officers, other employees and consultants of the Company and its subsidiaries. In particular, “short sales” (sales of securities that the seller either does not own at the time of the sale or will not be delivered within 20 days of the sale) are prohibited under the Company’s Insider Trading Policy.
Our Insider Trading Policy applies to all directors, officers, other employees and consultants of the Company and its subsidiaries, and generally prohibits all transactions involving Company-based derivative securities (in particular, options — including exchange-traded options, warrants, stock appreciation rights, convertible notes or similar rights whose value is derived from the value of an equity security, such as Company common stock), whether or not entered into for hedging or monetization purposes. Prohibited transactions in these derivative securities include, but are not limited to, trading in Company-based option contracts, transactions in straddles or collars, and writing puts or calls, and transactions in debt that may be convertible into Company common stock. This prohibition was established as the Board feels these derivative security transactions may create the appearance of impropriety in the event of any unusual activity in the underlying equity security. The Policy does not, however, restrict holding, exercising, or settling awards such as options, restricted stock, restricted stock units, or other derivative securities granted under a Company equity incentive plan or other substantially similar or related compensation-related transactions as otherwise expressly permitted by the Policy.
In addition, purchasing the Company’s common stock on margin (for example, borrowing money from a brokerage firm or other third party to fund the stock purchase) is strictly prohibited by the Insider Trading Policy, and pledging Company securities as collateral for a loan requires pre-approval from the Audit Committee. Further, persons subject to the Insider Trading Policy who purchase Company securities in the open market may not sell any Company securities of the same class during the six months following the purchase (or vice versa), and the Company recommends that such persons use standing and limit orders (except standing and limit orders under approved Rule 10b5-1 plans) only for a very brief period of time.
Risk Management
The Compensation Committee has reviewed our compensation policies as generally applicable to our employees and believes that our policies do not encourage excessive and unnecessary risk-taking, and that the level of risk that they do encourage is not reasonably likely to have a material adverse effect on the Company. Our management team regularly assesses the risks arising from our compensation policies and practices. The team reviews and discusses the design features, characteristics, performance metrics at the company and segment levels and approval mechanisms of total compensation for all employees, including salaries, incentive plans, and equity-based compensation awards, to determine whether any of these policies or programs could create risks that are reasonably likely to have a material adverse effect on the Company.
Our compensation philosophy and culture support the use of base salary, performance-based compensation, and benefits that are generally uniform in design and operation throughout our organization and with similarly-situated levels of employees. These compensation policies and practices are centrally designed and administered, and are substantially identical between our business divisions. In addition, the following specific factors applicable to senior management, in particular, reduce the likelihood of excessive risk-taking:
•
Our overall compensation levels are competitive with the market.

•
Our compensation mix is balanced among (i) fixed components like salary and benefits, (ii) annual incentives that reward our overall financial performance, business unit financial performance, operational measures, and individual performance, and (iii) a portfolio approach for equity-based awards, primarily consisting of ratable vesting and cliff vesting, each over three-year period.

•
An important portion of our executive compensation is tied to how our stock price performs over a period of multiple years, with equity-based awards generally vesting over a three-year period. This minimizes the benefit of a temporary spike in stock price.

•
The Compensation Committee has discretion to reduce performance-based awards when it determines that such adjustments would be appropriate based on our interests and the interests of our stockholders.

•
Executive officers are subject to certain holding requirements and our insider trading policy.

Although a significant portion of the compensation provided to NEOs is performance-based, we believe our compensation programs do not encourage excessive and unnecessary risk taking by executive officers (or other employees) because these programs are designed to encourage employees to remain focused on both our short- and long-term operational and financial goals. We set performance goals that we believe are reasonable in light of our past performance and market conditions. A portion of the performance-based, variable compensation we provide is comprised of long-term incentives in the form of restricted stock subject to time-based vesting conditions, which retains value even in a depressed market, so executives are less likely to take unreasonable risks. With respect to our performance-based equity incentives, assuming achievement of at least a minimum level of performance, payouts result in some compensation at levels below full target achievement, in lieu of an “all or nothing” approach.
Accounting and Tax Considerations of Executive Compensation Decisions
We account for equity awards in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“FASB ASC Topic 718”), which requires us to estimate the expense of an award over the vesting period applicable to such award.

Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), generally imposes a $1 million limit on the amount of compensation paid to “covered employees” (as defined in Section 162(m)) that a public corporation may deduct for federal income tax purposes in any year. Compensation paid to certain of our executives (and former executives) will be subject to the $1 million per year deduction limitation imposed by Section 162(m). While we will continue to monitor our compensation programs in light of the deduction limitation imposed by Section 162(m), our Compensation Committee considers it important to retain the flexibility to design compensation programs that are in the best long-term interests of the Company and our stockholders. As a result, we have not adopted a policy requiring that all compensation be fully deductible. The Compensation Committee has concluded that paying compensation at levels in excess of the limits under Section 162(m) is in the best interests of the Company and our stockholders in certain circumstances. We will not be able to deduct for federal income tax purposes a portion of the compensation paid to our NEOs in 2020.
2021 Compensation Matters
Ladhani Separation
On January 3, 2021, Ms. Ladhani’s employment with the Company terminated. Ms. Ladhani executed and did not revoke a Release Agreement (the “Ladhani Release Agreement”) acknowledging her separation from employment and all service relationships with the Company effective January 3, 2021, and providing for the severance payments and benefits set forth in Section 7.1(b) of her employment agreement, as well as satisfaction of the service requirement applicable to the 70,250 restricted shares granted under the 2016 Plan that were scheduled to vest on January 19, 2021. Pursuant to the terms of the applicable award agreements under the 2016 Plan, Ms. Ladhani also received deemed satisfaction of the service requirement applicable to all of her outstanding PSUs such that such PSUs remain outstanding and eligible to vest at the end of the applicable performance periods based on actual performance achieved. See “2020 Executive Compensation Tables — Potential Payments Upon Termination or Change in Control — Actions Taken Following December 31, 2020 — Ladhani Separation” for a further description of the Ladhani Release Agreement and the severance payments and benefits paid or payable to Ms. Ladhani and the Current Report on Form 8-K filed with the SEC on January 4, 2021.
Long-Term Incentives
On February 27, 2021, the Compensation Committee revised the Relative ROA performance metric governing 50% of the PSU awards granted to each NEO to replace the 5% ROA threshold with a requirement that total shareholder return over the performance period be positive in order for any of the PSUs subject to the Relative ROA performance metric to become earned. The Compensation Committee made this adjustment in order for the PSUs granted in 2021 to better align executives’ incentives with stockholder value.
Short-Term Incentives
On March 3, 2021, the Compensation Committee revised the 2021 target annual incentive award metrics under our STI Plan as follows:
•
Consolidated earnings before interest, taxes, depreciation and amortization (“EBITDA”), as adjusted for any items approved by the Compensation Committee, which represents 50% of each NEO’s potential award;

•
Free cash flow (“FCF”) per share, which is calculated as described above and under “— Long-Term Incentives” and represents 20% of each NEO’s potential award;

•
Safety metrics based on total recordable incident rate (“TRIR”) with a lost-time injury rate (“LTIR”) modifier, which represents 10% of each NEO’s potential award, with maximum performance being awarded 125% of the target award; and

•
Strategic individual achievements based on individual performance, which represent 20% of each NEO’s potential award.

Report of the Compensation Committee of the Board of Directors
The following report of the Compensation Committee of the Company shall not be deemed to be “soliciting material” or to be “filed” with the SEC, nor shall this report be incorporated by reference into any filing made by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.
The Compensation Committee has reviewed and discussed the above Compensation Discussion and Analysis with management and, based on such review and discussions, the Compensation Committee recommended to our Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference to our Annual Report on Form 10-K.
Compensation Committee of the Board of Directors
Robert Delaney, Chairman
David Baldwin, Member
Douglas Wall, Member

2020 EXECUTIVE COMPENSATION TABLES
2020 Summary Compensation Table
The following table summarizes, with respect to our NEOs, information relating to compensation for services rendered in all capacities during the fiscal years ended December 31, 2020, December 31, 2019 and December 31, 2018.
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Holli C. Ladhani	2020	650,000	129,375	2,948,428	—	498,525	—	4,226,328
(Former President and Chief Executive Officer)	2019	723,269	145,000	2,610,000	—	439,350	11,200	3,928,819
	2018	656,731	32,500	2,292,495	—	517,969	11,000	3,510,695
Nick L. Swyka	2020	319,035	43,200	726,743	—	166,464	—	1,255,442
(Chief Financial Officer and Senior Vice President)	2019	324,423	59,800	617,500	—	157,560	11,200	1,170,483
	2018	183,462	13,100	689,990	—	103,992	4,154	994,698
Adam R. Law	2020	287,015	36,000	645,986	—	138,720	—	1,107,721
(General Counsel, Senior Vice President)	2019	304,654	50,750	579,500	—	138,623	9,564	1,083,091
	2018	285,962	168,850	508,490	—	150,211	9,408	1,122,921
Paul L. Pistono	2020	268,096	36,000	605,615	—	138,720	—	1,048,431
(Executive Vice President, Chemicals)	2019	284,769	68,840	541,500	—	156,864	11,200	1,063,173
	2018	279,519	165,560	508,490	—	81,675	8,975	1,044,219
Cody J. Ortowski	2020	386,577	51,600	868,055	—	198,832	—	1,505,064
(Executive Vice President, Business Strategy)	2019	423,413	54,400	807,500	—	206,040	11,200	1,502,553
	2018	356,250	42,750	646,711	—	227,109	11,000	1,283,820

(1)
Amounts reported in this column for 2020 include cash received in lieu of vacation and holidays during 2020 in the amount of $20,481 for Ms. Ladhani, $19,188 for Mr. Swyka, $8,837 for Mr. Law, $8,308 for Mr. Pistono and $12,092 for Mr. Ortowski.

(2)
The amounts reported in this column for 2020 reflect the discretionary component of our 2020 STI Plan.

(3)
The amounts reported in this column for 2020 represent the aggregate grant date fair value of restricted shares and PSUs granted during fiscal year 2020, calculated in accordance with FASB ASC Topic 718, disregarding estimated forfeitures. The amount reported with respect to PSUs is based on the probable outcome of the applicable performance conditions. Assuming maximum performance of the PSU performance conditions, the grant date fair value of such awards would be as follows: $2,428,113 for Ms. Ladhani; $598,491 for Mr. Swyka; $531,971 for Mr. Law; $498,723 for Mr. Pistono; and $714,863 for Mr. Ortowski. For additional information regarding the assumptions underlying this calculation please see Note 11 to our consolidated financial statements for the year ended December 31, 2020, which is included in our Annual Report on Form 10-K for the year ended December 31, 2020. See the section of our CD&A above entitled “2020 Executive Compensation Program — Long-Term Incentives” and the “Grants of Plan-Based Awards” table below for additional information regarding these awards.

(4)
The portion of the 2020 annual cash incentive awards related to achievement of company-wide performance metrics is reflected in this column, with the portion of the 2020 annual cash incentive awards related to individual and discretionary measures is reflected in the “Bonus” column.

(5)
Historically, amounts reported in this column for 2018 and 2019 represent Company contributions to the NEOs’ 401(k) Plan accounts. For 2020, the Company suspended all matching contributions to employee 401(k) Plan accounts such that no matching contributions were made during the 2020 fiscal year.
2020 Grants of Plan-Based Awards
The table below includes information about awards granted to our NEOs during 2020 under the 2016 Plan and the STI Plan.
			Estimated Possible Payouts Under on-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Name	Grant Date	Approval Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Holli C. Ladhani			483,000	690,000	1,380,000
	3/5/2020	3/4/2020				55,358	110,716	193,753		693,746
	3/5/2020	3/4/2020				55,358	110,716	193,753		693,746
	3/5/2020	3/4/2020							249,112	1,560,936
Nick L. Swyka			161,280	230,400	460,800
	3/5/2020	3/4/2020				13,645	27,290	47,757		170,999
	3/5/2020	3/4/2020				13,645	27,290	47,757		170,999
	3/5/2020	3/4/2020							61,402	384,745
Adam R. Law			143,360	204,800	409,600
	3/5/2020	3/4/2020				12,128	24,257	42,449		151,994
	3/5/2020	3/4/2020				12,128	24,257	42,449		151,994
	3/5/2020	3/4/2020							54,580	341,998
Paul L. Pistono			134,400	192,000	384,000
	3/5/2020	3/4/2020				11,370	22,741	39,796		142,495
	3/5/2020	3/4/2020				11,370	22,741	39,796		142,495
	3/5/2020	3/4/2020							51,169	320,625
Cody J. Ortowski			192,640	275,200	550,400
	3/5/2020	3/4/2020				16,298	32,596	57,043		204,247
	3/5/2020	3/4/2020				16,298	32,596	57,043		204,247
	3/5/2020	3/4/2020							73,342	459,561

(1)
The amounts in these columns reflect the potential threshold, target and maximum payouts with respect to the company-wide metrics under the 2020 annual cash incentive program under the STI Plan. The amounts reflected herein do not include amounts that may be earned with respect to the individual and discretionary component of the 2020 annual cash incentive program.

(2)
The amounts in these columns represent the number of PSUs granted in 2020 that would become earned upon achievement of threshold, target and maximum levels of performance. The actual number of PSUs that will become earned and vest will not be determinable until after the close of the three-year performance period on December 31, 2022 and will depend on our Relative ROA and FCF performance, as applicable, over that period.

(3)
These amounts reflect restricted shares granted to the NEOs which vest in one-third increments on each of March 5, 2021, March 5, 2022 and March 5, 2023.

(4)
The amounts shown in this column represent the aggregate grant date fair value of restricted shares and PSUs granted during fiscal year 2020, calculated in accordance with FASB ASC Topic 718, disregarding estimated forfeitures. For additional information regarding the assumptions underlying this calculation please see Note 11 to our consolidated financial statements for the year ended December 31, 2020, which is included in our Annual Report on Form 10-K for the year ended December 31, 2020. See the section of our CD&A above entitled “2020 Executive Compensation

Program — Long-Term Incentives” and the “Grants of Plan-Based Awards” table below for additional information regarding these awards.
Outstanding Equity Awards at 2020 Fiscal Year End
The following table reflects information regarding outstanding equity-based awards held by our NEOs as of December 31, 2020.
	Option Awards				Number of Shares or Units of Stock That Have Not Vested (#)(3)	Market Value of Shares or Units of Stock That Have Not Vested ($)(4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(5)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Holli C. Ladhani	54,145(1)	—	$15.60	3/14/2021
	36,654(1)	—	$12.77	3/14/2021
	14,782(1)	—	$14.03	3/14/2021
	35,968(1)	—	$13.99	3/14/2021
	55,754(2)	—	$8.97	12/14/2025
	142,962	—	$8.66	12/10/2026
					371,647	1,523,753
							327,536	1,342,898
Nick L. Swyka
					99,235	406,864
							79,956	327,820
Adam R. Law	8,002	—	$20.00	2/20/2027
					81,710	335,011
							96,152	394,223
Paul Pistono	8,977(2)	—	$26.72	9/4/2022
	21,443(2)		$13.62	8/17/2025
	57,184(2)		$8.97	12/14/2025
	57,184(2)		$8.66	12/10/2026
					76,777	314,786
							83,708	343,203
Cody J. Ortowski	41,920	—	$20.61	5/25/2021
	45,235	—	$14.33	7/11/2022
	43,163	—	$14.33	5/7/2023
					110,763	454,128
							97,604	400,176

(1)
These nonqualified stock options were granted as substitute awards in connection with the Rockwater Merger. Approximately one-half of each of these nonqualified stock options was transferred to Ms. Ladhani’s spouse pursuant to an Option Transfer Agreement dated November 1, 2017.

(2)
These nonqualified stock options were granted as substitute awards in connection with the Rockwater Merger.

(3)
The awards reported in this column include restricted stock awards granted to our NEOs under the 2016 Plan, which vest as set forth in the following table, generally subject to the NEO’s continued employment with us through the applicable vesting date:

Name	Number of Shares That Vest	Remaining Vesting Schedule
Holli C. Ladhani(a)	17,968	January 19, 2021
	104,567	One-half on each of January 19, 2021 and January 19, 2022
	249,112	One-third on each of March 5, 2021, March 5, 2022 and March 5, 2023
Nick L. Swyka	5,391	January 19, 2021
	7,702	May 15, 2021
	24,740	One-half on each of January 19, 2021 and January 19, 2022
	61,402	One-third on each of March 5, 2021, March 5, 2022 and March 5, 2023
Adam R. Law	3,913	January 19, 2021
	23,217	One-half on each of January 19, 2021 and January 19, 2022
	54,580	One-third on each of March 5, 2021, March 5, 2022 and March 5, 2023
Paul L. Pistono	3,913	January 19, 2021
	21,695	One-half on each of January 19, 2021 and January 19, 2022
	51,169	One-third on each of March 5, 2021, March 5, 2022 and March 5, 2023
Cody J. Ortowski	5,069	January 19, 2021
	32,352	One-half on each of January 19, 2021 and January 19, 2022
	73,342	One-third on each of March 5, 2021, March 5, 2022 and March 5, 2023

(a)
Upon Ms. Ladhani’s January 3, 2021 termination of employment, she forfeited all outstanding restricted shares except those scheduled to vest on January 19, 2021. As described below under “Potential Payments Upon Termination or Change in Control — Actions Taken Following December 31, 2020 — Ladhani Separation,” the 17,968 restricted shares granted to Ms. Ladhani on January 19, 2018 and the 52,282 restricted shares granted to Ms. Ladhani on January 19, 2019 remained outstanding and vested on January 19, 2021.

(4)
The amounts in these columns were calculated by multiplying the number of awards reported by $4.10, the closing price of our Class A common stock as reported on the New York Stock Exchange on December 31, 2020.

(5)
The awards reported in this column represent PSUs granted to our NEOs during fiscal years 2019 and 2020 (as provided in the table below). In accordance with SEC rules, the number of outstanding PSUs reported reflects (i) the threshold number of both the PSUs granted in 2019 and the Relative ROA-based PSUs granted in 2020 because performance as of December 31, 2020 for such PSUs was below threshold and (ii) the maximum number of the FCF-based PSUs granted in 2020 because performance as of December 31, 2020 for such PSUs was at target. The number of PSUs reported herein is not necessarily indicative of the actual payout that will be earned, if any, at the end of the applicable performance periods.
Name	Number of PSUs	Performance Period
Holli C. Ladhani(a)	78,425	Jan 1, 2019 – Dec 31, 2021
	55,358	Jan 1, 2020 – Dec 31, 2022
	193,753	Jan 1, 2020 – Dec 31, 2022
Nick L. Swyka	18,554	Jan 1, 2019 – Dec 31, 2021
	13,645	Jan 1, 2020 – Dec 31, 2022
	47,757	Jan 1, 2020 – Dec 31, 2022
Adam R. Law	34,825	Jan 1, 2019 – Dec 31, 2021
	13,628	Jan 1, 2020 – Dec 31, 2022
	47,699	Jan 1, 2020 – Dec 31, 2022
Paul L. Pistono	32,542	Jan 1, 2019 – Dec 31, 2021
	11,370	Jan 1, 2020 – Dec 31, 2022
	39,796	Jan 1, 2020 – Dec 31, 2022
Cody J. Ortowski	24,263	Jan 1, 2019 – Dec 31, 2021
	16,298	Jan 1, 2020 – Dec 31, 2022
	57,043	Jan 1, 2020 – Dec 31, 2022

(a)
Ms. Ladhani’s outstanding PSUs remain outstanding and eligible to vest in accordance with the terms of the award agreements underlying such awards following her January 3, 2021 termination of employment, as described below under “Potential Payments Upon Termination or Change in Control — Actions Taken Following December 31, 2020 — Ladhani Separation.”

2020 Option Exercises and Stock Vested
The table below reflects restricted shares and restricted stock units granted under the 2016 Plan which vested during the fiscal year ended December 31, 2020. None of our NEOs exercised outstanding stock options during the fiscal year ended December 31, 2020.
	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Holli C. Ladhani	70,252	621,730
Nick L. Swyka	17,761	157,185
Adam R. Law	16,147	141,920
Paul L. Pistono	14,761	130,635
Cody J. Ortowski	21,245	188,018

(1)
The value realized on vesting was calculated as the number of restricted shares and restricted stock units that vested (including shares withheld for tax withholding purposes) multiplied by the closing price of our Class A common stock on the applicable vesting date (or the trading date immediately preceding the vesting date if such vesting date was not a trading date). The threshold performance metrics applicable to the PSUs granted to the NEOs in 2018 were not met as of December 31, 2020, so no such PSUs became earned as of such date or are reported in this table.

Pension Benefits
The Company has not maintained, and does not currently maintain, a defined benefit pension plan.

Nonqualified Deferred Compensation
The Company has not maintained, and does not currently maintain, a nonqualified deferred compensation plan.
Potential Payments Upon Termination or Change in Control
Employment Agreements with Ms. Ladhani and Messrs. Swyka, Law and Pistono
Ms. Ladhani
As amended on February 21, 2020, the employment agreement with Ms. Ladhani provided that if her employment was terminated prior to the expiration of the term by her for “good reason,” by notice of non-renewal by the Company or by the Company for any reason other than Ms. Ladhani’s death or disability or for “cause,” then, subject to her execution and non-revocation of a release within 50 days following such termination of employment, Ms. Ladhani was entitled to receive the following benefits:
•
Lump sum payment in an amount equal to two times (or three times if the termination of employment occurs on or within two years after the occurrence of a “change in control”) the sum of her annualized base salary at the time of his termination of employment and the target bonus for the fiscal year in which her termination of employment occurs, payable on the 60th day following her termination of employment;

•
Lump sum payment of an amount equal to her unpaid bonus for the prior fiscal year, if any, payable at the same time such bonuses are paid to active executive officers;

•
Lump sum payment of an amount equal to a prorated portion of her bonus under the STI Plan for the calendar year in which her termination of employment occurs, if any, as determined in accordance with the performance criteria established under the STI Plan, payable at the same time such bonuses are paid to active executive officers; and

•
If Ms. Ladhani elects continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), monthly reimbursement for up to 18 months in an amount equal to the difference between the group health plan continuation coverage premiums and the amount that active senior executive employees of the Company pay for similar coverage.

If Ms. Ladhani’s employment is terminated for any reason other than those described above, she will continue to receive the compensation and benefits to be provided by the Company until the date of her termination of employment, and the compensation and benefits will terminate contemporaneously with the termination of her employment. The employment agreement provides that, in the event any payments to Ms. Ladhani constitutes an excess parachute payment within the meaning of Section 280G of the Code, payments under the employment agreement will be reduced or paid, whichever produces the better net after-tax position for Ms. Ladhani.
As used in Ms. Ladhani’s employment agreement:
•
“Cause” means Ms. Ladhani has (1) engaged in gross negligence or willful misconduct in the performance of the her duties, (2) materially breached any material provision of the employment agreement or any other written agreement or Company policy or code of conduct, (3) willfully engaged in conduct that is injurious to the Company or any of its affiliates or (4) been convicted of, pleaded no contest to or received adjudicated probation or deferred adjudication in connection with a felony involving fraud, dishonesty or moral turpitude.

•
“Change in control” means (1) the acquisition by any person of 50% or more of either the outstanding shares of the Company or the outstanding voting securities of the Company, (2) the incumbent board members cease for any reason to constitute a majority of the Board, or (3) the consummation of certain transactions unless (a) the pre-transaction owners of the voting securities retain 50% of the outstanding shares and the voting securities and (b) at least a majority of the board of directors of the ultimate parent entity resulting from the transaction were members of the Board at the time of the initial agreement to the transaction. The Rockwater Merger constituted a change in control under the employment agreement with respect to the definition that applied at the time of the Rockwater Merger.
•
“Good reason” means (1) a material diminution in Ms. Ladhani’s base salary, other than a 10% or less reduction that applies similarly to all of the Company’s executive officers or (2) a geographic relocation of Ms. Ladhani’s principal place of employment by more than 35 miles, subject to notice and cure provisions.

Mr. Swyka
The employment agreement with Mr. Swyka provides that if Mr. Swyka’s employment is terminated prior to the expiration of the term by him for “good reason,” by the Company without “cause” (and not as a result of the NEO’s disability) or as a result of
Mr. Swyka’s death, then, subject to his execution and non-revocation of a release within 21 days following receipt of such release from the Company, Mr. Swyka will be entitled to receive the following benefits:
•
Severance payment in an amount equal to the sum of (x) 12 months (or 18 months if the termination of employment occurs on or within 15 months after the occurrence of a “change in control”) of his annualized base salary at the time of his termination of employment and (y) one times (or 1.5 times if the termination of employment occurs on or within 15 months after the occurrence of a change in control) the target bonus under the STI Plan for the year in which his termination of employment occurs, payable in installments over 12 months (or 18 months if such termination of employment is on or within 15 months after the occurrence of a change in control);

•
Lump sum payment of an amount equal to a prorated portion of his bonus under the STI Plan for the calendar year in which his termination of employment occurs, if any, as determined in accordance with the performance criteria established under the STI Plan, payable at the same time such bonuses are paid to active executive officers; and

•
If he elects COBRA continuation coverage, monthly reimbursement for up to 15 months in an amount equal to the difference between the group health plan continuation coverage premiums and the amount that active similarly situated employees of the Company pay for similar coverage.

If Mr. Swyka’s employment is terminated for any reason other than those described above, he will continue to receive the compensation and benefits to be provided by the Company until the date of his termination of employment, and the compensation and benefits will terminate contemporaneously with the termination of his employment. The employment agreement provides that, in the event any payments to Mr. Swyka constitute excess parachute payments within the meaning of Section 280G of the Code, payments under the employment agreement will be reduced or paid, whichever produces the better net after-tax position for Mr. Swyka.
As used in Mr. Swyka’s employment agreement:
•
“Cause” means Mr. Swyka’s (1) material breach of the employment agreement or any other written agreement with the Company, (2) breach of any law applicable to the workplace or employment relationship or breach of any policy or code of conduct, (3) gross negligence, willful misconduct, breach of fiduciary duty, fraud, theft or embezzlement, (4) commission of, or conviction or indictment of him for, or plea of nolo contendre by him to, any felony or crime involving moral turpitude, or (5) failure to perform his obligations or follow any lawful directive from the Company, subject to a notice and cure provision.

•
“Change in control” generally has the meaning that applies for purposes of the equity incentive plan awards described below.

•
“Good reason” means (1) a material diminution Mr. Swyka’s base salary, (2) a material diminution in Mr. Swyka’s title or authority, duties and responsibilities, (3) a geographic relocation of Mr. Swyka’s principal place of employment by more than 50 miles or (4) a material reduction in Mr. Swyka’s target bonus under the STI Plan, subject, in each case, to notice and cure provisions.

Mr. Law
The employment agreement with Mr. Law provides that if Mr. Law’s employment is terminated prior to the expiration of the term by him for “good reason,” by the Company without “cause” (and not as a result of the NEO’s disability) or as a result of Mr. Law’s death, then, subject to his execution and non-revocation of a release within 21 days following receipt of such release from the Company, Mr. Law will be entitled to receive the following benefits:
•
Severance payment in an amount equal to the sum of (x) 12 months (or 18 months if the termination of employment occurs on or within 15 months after the occurrence of a “change in control”) of his annualized base salary at the time of his termination of employment and (y) one times (or 1.5 times if the termination occurs on or within 15 months after the occurrence of a change in control) the target bonus under the STI Plan for the year in which the termination occurs, payable in installments over 12 months (or 18 months if such termination is on or within 15 months after the occurrence of a change in control);

•
Lump sum payment of an amount equal to a prorated portion of his bonus under the STI Plan for the calendar year in which the termination occurs, if any, as determined in accordance with the performance criteria established under the STI Plan, payable at the same time such bonuses are paid to active executive officers; and

•
If he elects COBRA continuation coverage, monthly reimbursement for up to 15 months in an amount equal to the difference between the group health plan continuation coverage premiums and the amount that active similarly situated employees of the Company pay for similar coverage.

If Mr. Law’s employment is terminated for any reason other than those described above, he will continue to receive the compensation and benefits to be provided by the Company until the date of his termination of employment, and the compensation and benefits will terminate contemporaneously with the termination of his employment. The employment agreement provides that, in the event any payments to Mr. Law constitute excess parachute payments within the meaning of Section 280G of the Code, payments under the employment agreement will be reduced or paid, whichever produces the better net after-tax position for Mr. Law.
As used in Mr. Law’s employment agreement, “cause,” “change in control” and “good reason” generally have the same meanings as in Mr. Swyka’s employment agreement and described above.
Mr. Pistono
As amended on February 21, 2020 the employment agreement with Mr. Pistono provides that if his employment is terminated prior to the expiration of the term by him for “good reason,” by notice of non-renewal by the Company or by the Company for any reason other than Mr. Pistono’s death or disability or for “cause,” then, subject to her execution and non-revocation of a release within 50 days following such termination of employment, Mr. Pistono will be entitled to receive the following benefits:
•
Lump sum payment in an amount equal to two times (or three times if his termination of employment occurs on or within two years after the occurrence of a “change in control”) the sum of his annualized base salary at the time of his termination of employment and the target bonus for the fiscal year in which his termination of employment occurs, payable on the 60th day following his termination of employment;

•
Lump sum payment of an amount equal to his unpaid bonus for the prior fiscal year, if any, payable at the same time such bonuses are paid to active executive officers;

•
Lump sum payment of an amount equal to a prorated portion of his bonus under the STI Plan for the calendar year in which his termination of employment occurs, if any, as determined in accordance with the performance criteria established under the STI Plan, payable at the same time such bonuses are paid to active executive officers; and

•
If Mr. Pistono elects continuation coverage under COBRA, monthly reimbursement for up to 18 months in an amount equal to the difference between the group health plan continuation coverage premiums and the amount that active senior executive employees of the Company pay for similar coverage.

If Mr. Pistono’s employment is terminated for any reason other than those described above, he will continue to receive the compensation and benefits to be provided by the Company until the date of his termination of employment, and the compensation and benefits will terminate contemporaneously with the termination of his employment. The employment agreement provides that, in the event any payments to Mr. Pistono constitutes an excess parachute payment within the meaning of Section 280G of the Code, payments under the employment agreement will be reduced or paid, whichever produces the better net after-tax position for Mr. Pistono.
As used in Mr. Pistono’s employment agreements, “cause,” “change in control” and “good reason” generally have the same meanings as in Ms. Ladhani’s employment agreement and described above.
Amended Employment Agreements
On February 21, 2020, each of Ms. Ladhani and Mr. Pistono entered into amendments to their respective employment agreements that revised the cash severance payable upon each such NEO’s resignation for “good reason,” termination of employment by notice of non-renewal by the Company or by the Company for any reason other than the NEO’s death or disability or for “cause.” Prior to the respective amendments, upon such qualifying terminations of employment, Ms. Ladhani and Mr. Pistono were entitled to a lump sum cash severance payment equal to the applicable severance multiplier times the sum of (i) the then-current annualized base salary for such NEO and (ii) 80% (or 60% in the case of Mr. Pistono) of the then-current annualized base salary for such NEO. Following the amendment to such NEOs’ employment agreements, both Ms. Ladhani and Mr. Pistono’s cash severance was revised such that upon such qualifying terminations of employment, each NEO became entitled to receive cash severance equal to the severance multiple times the sum of the NEO’s then-current annualized base salary and the target annual bonus for the year in which such NEO’s qualifying termination occurs. The revised severance formulas are described above under “— Employment Agreements with Ms. Ladhani and Messrs. Swyka, Law and Pistono.”
Letter Agreements
In May 2020, each of Ms. Ladhani and Messrs. Swyka, Law and Pistono entered into a letter agreement providing (i) for the voluntary and temporary reduction to each such NEO’s base salary (ii) that no such NEO has the ability to terminate his or her employment for “good reason” (as defined in his or her employment agreement and described above under “— Employment Agreements with Ms. Ladhani and Messrs. Swyka, Law and Pistono”) solely due to the agreed upon decrease in base salary, (iii) that each such NEO has the ability to (a) terminate his or her letter agreement upon 30 days’ notice and (b) resign for good reason should the Company not reinstate his or her original 2020 base salary following the termination of his or her letter agreement, and (iv) should any such NEO experience a qualifying termination of employment under his or her employment agreement, the calculation of severance payable in accordance with his or her employment agreement will not use the voluntarily and temporarily reduced base salary amount.
Equity Incentive Plan Awards
Substitute Rockwater Awards
Ms. Ladhani and Mr. Pistono received substitute stock options and restricted stock awards under the 2016 Plan in connection with the Rockwater Merger as a replacement for stock options and restricted stock awards originally granted by Rockwater that were cancelled in connection with the Rockwater Merger. All such stock options were exercisable and all such restricted stock awards were vested as of December 31, 2020. With respect to their exercisable stock options, if the NEO’s employment is terminated for any reason (other than a termination of employment for “cause”), the NEO shall be entitled to exercise his or her stock options through the expiration date; provided, however, that with respect to one grant of exercisable stock options to Ms. Ladhani (covering 17,984 shares), if Ms. Ladhani’s employment is terminated for any reason (other than a termination of employment for cause), Ms. Ladhani shall be entitled to exercise her stock options for a period of only 90 days (or in the event Ms. Ladhani, or Mr. Pistono dies or becomes disabled, only 12 months) following the date of such termination of employment.

Stock Options for Messrs. Ortowski, Law and Pistono
The outstanding stock options held by each of Messrs. Ortowski, Law and Pistono, if any, will become fully vested and exercisable if the NEO’s employment is terminated as a result of such NEO’s death or “disability” and will remain outstanding and exercisable until the earliest to occur of (1) the expiration of the option and (2) the first anniversary of the date of the termination of employment. Upon any other termination of employment, other than for cause, the outstanding stock options held by each of Messrs. Ortowski, Law and Pistono to the extent vested, will remain outstanding and exercisable for 30 days following the date of such termination of employment, and to the extent unvested, will be automatically forfeited upon such termination of employment.
Performance Share Units
Upon a termination of an NEO’s employment as a result of (1) a termination by the Company without cause, (2) a resignation for “good reason,” or (3) such NEO’s death or disability, the service requirement with respect to the PSUs shall be deemed to be satisfied, and such PSUs shall remain outstanding and subject to actual performance through the end of the applicable performance period. Upon an NEO’s “retirement,” the service requirement with respect to a prorated portion of the NEO’s target PSUs shall be deemed to be satisfied, and such prorated portion shall remain outstanding and subject to actual performance through the end of the applicable performance period.
Upon a “change in control,” a prorated portion of the target PSUs held by the NEOs will become earned to the extent the performance goal has been achieved as of the change in control date assuming the performance period ended on the date of such change in control. The remaining prorated portion of the target PSUs shall remain outstanding following such change in control; provided that, if the Company does not continue following such change in control, the surviving, continuing or purchasing entity shall provide for a replacement or substitute award on substantially similar terms to the PSUs.
Restricted Stock Awards
The unvested restricted shares held by our NEOs will become fully vested if the NEO’s employment is terminated as a result of such NEO’s death or disability. Additionally, if the NEO is terminated by the Company without cause or resigns for good reason within the two-year period following a change in control, the unvested restricted shares will become fully vested. Upon an NEO’s retirement, a prorated portion of the unvested restricted shares will become vested.
As used in the foregoing equity incentive plan awards:
•
“Cause” for purposes of the substitute Rockwater awards has the meaning provided in Ms. Ladhani’s employment agreement. “Cause” for purposes of the other awards has the meaning that applies for purposes of the NEO’s employment agreement, or if no agreement exists, means that the NEO has (1) engaged in gross negligence or willful misconduct in the performance of the NEO’s duties, (2) materially breached any material provision of a written agreement between the NEO and the Company or corporate policy or code of conduct, (3) willfully engaged in conduct that is materially injurious to the Company or its affiliates, or (4) been convicted of, pleaded no contest to or received adjudicated probation or deferred adjudication in connection with, a felony involving fraud, dishonesty or moral turpitude.

•
“Change in control” means the occurrence of any of the following: (1) acquisition by any person of securities possessing more than 50% of the total voting power of the Company, (2) a majority of the members of the Board are replaced by directors whose appointment or election is not endorsed by at least a majority of the members of the Board prior to the date of such appointment or election, (3) consolidation, merger or other transaction involving the Company if, after such transaction, the stockholders immediately prior to such transaction do not possess ownership of securities representing at least 50% of the voting power of the Company or surviving or continuing corporation, (4) sale of all or substantially all of the assets of the Company, or (5) a liquidation, dissolution or winding up of the Company. For purposes of the PSUs, a change in control must also constitute a “change in control event” for purposes of Section 409A of the Code.

•
“Disability” has the meaning that applies for purposes of the NEO’s employment agreement, or if no agreement exists means the NEO’s inability to perform his duties, with reasonable accommodation, due to mental or physical impairment that continues (or can reasonably be expected to continue) for (1) 90 consecutive days or (2) 180 days out of any 365-day period.

•
“Good reason” has the meaning that applies for purposes of the NEO’s employment agreement, or if no agreement exists means (1) a material diminution in the NEO’s base salary or (2) a geographic relocation of the NEO’s principal place of employment by more than 50 miles, subject, in each case, to notice and cure provisions.

•
“Retirement” means the NEO’s voluntary resignation on or after attaining age 55 and completing 10 or more full years of service with the Company or its affiliates.

The foregoing description is not intended to be a comprehensive summary of the employment agreements or equity incentive plan awards and is qualified in its entirety by reference to such agreements, which are on file with the SEC. The following table sets forth the payments and benefits that would be received by each NEO in the event of a termination of employment or a change in control of the Company had occurred on December 31, 2020.
Name	Death or Disability ($)(1)	Retirement ($)	Termination without Cause; Resignation for Good Reason ($)(2)	Qualifying Termination within the CIC Protection Period ($)(3)	Change in Control ($)(4)
Holli C. Ladhani
Cash Severance(5)	—	—	3,225,000	4,837,500	—
Prorated 2020 Bonus(6)	—	—	627,900	627,900	—
COBRA Reimbursements(7)	—	—	—	—	—
Restricted Stock and Stock Options(8)	1,523,753	677,689	—	1,523,753	—
PSUs(9)	453,936	151,311	453,936	453,936	151,311
TOTAL	1,977,689	829,000	4,306,836	7,443,089	151,311
Nick L. Swyka
Cash Severance(5)	648,000	—	648,000	972,000	—
Prorated 2020 Bonus(6)	209,664	—	209,664	209,664	—
COBRA Reimbursements(7)	16,727	—	16,727	16,727	—
Restricted Stock and Stock Options(8)	406,864	195,935	—	406,864	—
PSUs(9)	111,889	37,294	111,889	111,889	37,294
TOTAL	1,393,144	233,229	986,280	1,717,144	37,294
Name	Death or Disability ($)(1)	Retirement ($)	Termination without Cause; Resignation for Good Reason ($)(2)	Qualifying Termination within the CIC Protection Period ($)(3)	Change in Control ($)(4)
Adam R. Law
Cash Severance(5)	560,000	—	560,000	840,000	—
Prorated 2020 Bonus(6)	174,720	—	174,720	174,720	—
COBRA Reimbursements(7)	12,528	—	12,528	12,528	—
Restricted Stock and Stock Options(8)	335,011	149,199	—	335,011	—
PSUs(9)	99,454	33,149	99,454	99,454	33,149
TOTAL	1,181,713	182,348	846,702	1,461,713	33,149

Name	Death or Disability ($)(1)	Retirement ($)	Termination without Cause; Resignation for Good Reason ($)(2)	Qualifying Termination within the CIC Protection Period ($)(3)	Change in Control ($)(4)
Paul L. Pistono
Cash Severance(5)	—	—	1,080,000	1,620,000	—
Prorated 2020 Bonus(6)	—	—	174,720	174,720	—
COBRA Reimbursements(7)	—	—	—	—	—
Restricted Stock and Stock Options(8)	314,786	140,667	—	314,786	—
PSUs(9)	93,238	31,078	93,238	93,238	31,078
TOTAL	408,024	171,745	1,374,958	2,202,744	31,078
Cody J. Ortowski
Restricted Stock and Stock Options(8)	454,128	202,802	—	454,128	—
PSUs(9)	133,644	44,547	133,644	133,644	44,547
TOTAL	587,772	247,349	133,644	587,772	44,547

(1)
With respect to Messrs. Swyka and Law, the cash severance, prorated 2020 bonus and COBRA reimbursements payable upon each such NEO’s termination of employment due to his death pursuant to each such NEO’s employment agreement are set forth in this column. Neither Messrs. Swyka or Law are eligible to receive such severance payments and benefits upon his termination of employment due to his disability.

(2)
With respect to Ms. Ladhani and Mr. Pistono, the severance payments and benefits payable upon such NEO’s termination of employment as a result of a non-renewal of such NEO’s employment agreement by the Company are also set forth in this column.

(3)
The “CIC Protection Period” with respect to the employment agreements and the restricted stock awards is the two-year period following a change in control for Ms. Ladhani and Mr. Pistono and the 15-month period following a change in control for Mr. Swyka and Mr. Law.

(4)
These amounts are calculated by multiplying the number of PSUs that would become earned upon a change in control by $4.10, the closing price of our Class A common stock as reported on the New York Stock Exchange on December 31, 2020. The amounts provided herein are calculated based on actual performance through December 31, 2020, but the actual number of PSUs that would become earned upon a change in control would be determined based on performance as of the date of the change in control. As of December 31, 2020, the FCF-based PSUs granted in 2020 had reached target performance, but the PSUs granted in 2019 and the Relative ROA-based PSU granted in 2020 had not reached threshold performance, such that no value is associated with such PSUs for purposes of this table.

(5)
These amounts are calculated based on the applicable severance multiplier and the NEO’s base salary as of January 1, 2020 and target bonus under the STI Plan for the 2020 fiscal year.

(6)
These amounts are calculated based on the prorated portion of the actual 2020 bonus earned by the NEO under the STI Plan. Because we have assumed that the termination of employment occurred on December 31, 2020, this reflects the full amount of the actual 2020 bonus under the STI Plan for each NEO.

(7)
The COBRA reimbursement amounts are based on premiums and elections as of December 31, 2020, which are assumed for purposes of this table to remain the same throughout the applicable reimbursement period. Neither Ms. Ladhani nor Mr. Pistono were participants in the Company’s group health plans as of December 31, 2020, so no value is included in this table for such benefit for such NEOs.

(8)
These amounts are calculated by multiplying the number of restricted shares that vest upon the applicable termination of employment by $4.10, the closing price of our Class A common stock as reported on the New York Stock Exchange on December 31, 2020. Because (i) all outstanding stock options held by our NEOs were vested as of December 31, 2020 and (ii) all outstanding stock options had an exercise price greater than $4.10, no value is attributed to any accelerated vesting of or extended exercise period with respect to such stock options upon any termination of employment or a change in control.
(9)
These amounts are calculated by multiplying the number of PSUs for which the service requirement would be deemed satisfied as of the date of the applicable termination of employment by $4.10, the closing price of our Class A common stock as reported on the New York Stock Exchange on December 31, 2020. The amounts provided herein are calculated based on actual performance through December 31, 2020, but the actual number of PSUs that would become earned would be determined based on performance as of the end of the applicable performance period. As of December 31, 2020, the FCF-based PSUs granted in 2020 had reached target performance, but the PSUs granted in 2019 and the Relative ROA-based PSU granted in 2020 had not reached threshold performance, such that no value is associated with such PSUs for purposes of this table See Note 4 to this table for an explanation of the value included in this table for the PSUs that would become earned as of a change in control.

Actions Taken Following December 31, 2020
Ladhani Separation
On January 3, 2021 (the “Ladhani Separation Date”), Ms. Ladhani’s employment and service relationship with the Company terminated. Following Ms. Ladhani’s execution of the Ladhani Release Agreement, Ms. Ladhani became eligible to receive the severance payments and benefits set forth in Section 7.1(b) of her employment agreement and the award agreements underlying her outstanding PSUs under the 2016 Plan. Pursuant to the terms of the Ladhani Release Agreement, Ms. Ladhani was also deemed to satisfy the service requirement applicable to a prorated portion of her restricted stock awards under the 2016 Plan, such that such awards remained outstanding and vested on the originally scheduled vesting date. Ms. Ladhani’s severance payments and benefits are as follows:
•
Lump sum payment of $3,225,000, which is equal to two times the sum of her annualized base salary and target annual bonus under the STI Plan for 2020 (such amounts were not yet known for 2021, the year of Ms. Ladhani’s termination of employment, as of the Ladhani Separation Date), less applicable taxes and withholdings, payable within 60 days following her termination of employment;

•
Lump sum payment of $627,900, which is equal to the amount of the annual bonus earned but not yet paid for the 2020 fiscal year, paid at the time such bonuses were paid to active executive officers;

•
Prorated annual bonus for the 2021 fiscal year based on actual performance and payable at the time such bonuses are paid to other participants in the STI Plan;

•
Accrued vacation pay out in the sum of $11,538;

•
During the portion, if any, of the 18-month period following the Ladhani Separation Date that Ms. Ladhani timely elects COBRA coverage for herself, her spouse and eligible dependents, if any, monthly reimbursement for the difference between the group health plan continuation coverage premiums and the amount that active senior executive employees of the Company pay for similar coverage;

•
Deemed satisfaction of the service requirement for the 17,968 restricted shares granted to Ms. Ladhani on January 19, 2018 and the 52,282 restricted shares granted to Ms. Ladhani on January 19, 2019, in each case, under the 2016 Plan, such that such restricted shares remained outstanding and vested on January 19, 2021; and

•
Deemed satisfaction of the service requirement with respect to all PSUs granted to Ms. Ladhani under the 2016 Plan, such that such PSUs will remain outstanding and eligible to vest and become earned at the end of the applicable performance period based on actual performance achieved as of such date.

As described above, pursuant to Section 7.1(b) of Ms. Ladhani’s employment agreement, she is eligible to receive a prorated annual bonus for 2021, payable based on actual performance and at the time such bonuses are paid to other participants in the STI Plan. However, Ms. Ladhani’s employment terminated prior to the date on which 2021 target bonuses under the STI Plan were granted by the Compensation Committee, so no value for such benefit has been included in the below table.
The table below quantifies the value of the payments and benefits received by Ms. Ladhani in connection with her termination of employment.
Type of Benefit	Severance Payments ($)
Cash Severance	3,225,000
2020 Actual Bonus	627,900
2021 Prorated Bonus	—
Vacation Pay Out	11,538
COBRA Subsidy(1)	—
Restricted Shares(2)	288,025
PSUs(3)	794,387
Total	4,946,850

(1)
While Ms. Ladhani would otherwise be eligible to receive reimbursement of a portion of her COBRA premiums for the 18-month period following the Ladhani Separation Date, no value is reported in this table for such benefit because Ms. Ladhani was not a participant in the Company’s group health plans as of the Ladhani Separation Date.

(2)
Because the Ladhani Separation Date was not a trading date, the amount in this column was calculated by multiplying the number of restricted shares for which the service requirement was deemed to have been satisfied as of the Ladhani Separation Date by $4.10, the closing price of our Class A common stock as reported on the New York Stock Exchange on the trading date immediately preceding the Ladhani Separation Date. The actual value received by Ms. Ladhani with respect to such awards was $409,558, which was determined by multiplying the number of restricted shares remained outstanding and vested on January 19, 2021 in accordance with the vesting schedule set forth in the applicable award agreements underlying such awards, by $5.83, the closing price of our Class A common stock as reported on the New York Stock Exchange on such date.

(3)
This amount was calculated by multiplying the number of PSUs for which the service requirement was deemed to have been satisfied as of the Ladhani Separation Date by $4.10, the closing price of our Class A common stock as reported on the New York Stock Exchange on the trading date immediately preceding the Ladhani Separation Date. The amount set forth in this table is based on actual performance as of the Ladhani Separation Date, but the actual number of PSUs earned would be determined at the end of each applicable performance period. As of the Ladhani Separation Date, the FCF-based PSUs granted in 2020 had reached target performance, but the PSUs granted in 2019 and the Relative ROA-based PSU granted in 2020 had not reached threshold performance, such that no value is associated with such PSUs for purposes of this table.

CEO Pay Ratio
Our CEO had annual total compensation for 2020 of $4,226,328, as reflected in the 2020 Summary Compensation Table (“CEO Compensation”). We estimate that the median of annual total compensation for 2020 for all employees of the Company and its consolidated subsidiaries as of December 31, 2020 (the “Determination Date”), excluding our CEO, was $77,645, which amount comprises all applicable elements of compensation for 2020 in accordance with Item 402(c)(2)(x) of Regulation S-K (the “Median Annual Compensation”). The ratio of the CEO Compensation to the Median Annual Compensation was approximately 54:1. We note that, due to our permitted use of reasonable estimates and assumptions in preparing this pay ratio disclosure, the disclosure may involve a degree of imprecision, and thus this ratio disclosure is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K using the data and assumptions described below.

To identify the employee who received the Median Annual Compensation (the “Median Employee”), we measured annual base pay (consisting of regular base earnings and overtime) based on the final payroll period of the year ending on December 31, 2020, and annualized for 26 payroll periods, for 1,961 employees, representing all full-time, part-time, seasonal, temporary and contract employees (whose compensation is determined by the Company) of the Company and our consolidated subsidiaries as of the Determination Date. In determining the Median Employee, we also annualized compensation for employees who worked less than all of 2020 (other than temporary employees) based on reasonable assumptions and estimates relating to our employee compensation program, including new hires.

DIRECTOR COMPENSATION
We believe that attracting and retaining qualified non-employee directors is critical to the future value of our growth and governance. In May 2020, we adopted a comprehensive director compensation policy for our non-employee directors, which consists of:
•
Annual cash retainer of $50,000;

•
Annual grants of restricted shares generally subject to a one-year vesting period with an aggregate value of $150,000 at the date of grant;

•
Supplemental retainer of $12,500 for the chair of each of the Audit Committee and Compensation Committee;

•
Supplemental retainer of $10,000 for the chair of the Nominating & Governance Committee; and

•
Supplemental retainer of $100,000 for the Chairman of the Board.

The director compensation policy remained unchanged from the policy in effect for 2019. However, in response to the economic impacts of the COVID-19 pandemic, each of our directors agreed to a 30% reduction from our standard cash and equity grants. Further Messrs. Delaney and Baldwin opted to forgo all cash awards for 2020. Mr. Schmitz opted for a 50% reduction in all cash and equity awards for 2020, including the supplemental Chairman fee.
Accordingly, on May 8, 2020, each of our non-employee directors received restricted stock awards under the 2016 Plan with an aggregate fair market value of approximately $105,000 (or in the case of Mr. Schmitz, $75,000) on the applicable date of grant. These restricted stock awards will vest on the first anniversary of the date of grant, May 8, 2021. As discussed above under “Compensation Discussion and Analysis — Other Compensation-Related Guidelines and Policies — Stock Ownership and Retention Guidelines,” our non-employee directors are subject to certain stock ownership and retention requirements.
All members of our Board are also be reimbursed for all reasonable out-of-pocket expenses incurred in the performance of their services to us. Additionally, we purchase and maintain directors’ and officers’ liability insurance for, and provide indemnification to, each member of our Board.
2020 Director Compensation Table
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
John D. Schmitz	101,667	74,963	176,630
Robert V. Delaney(2)	22,517	104,948	127,465
David C. Baldwin	18,014	104,948	122,962
Douglas J. Wall	40,569	104,948	145,517
Richard A. Burnett	50,712	104,948	155,660
Keith Rattie	48,683	104,948	153,631
Troy W. Thacker	22,556	104,948	127,504
David A. Trice	40,569	104,948	145,517
Adam Klein(2)(3)	18,014	—	18,014

(1)
The amounts in this column reflect the aggregate grant date fair value of the restricted shares granted on May 8, 2020 to each of our non-employee directors, calculated in accordance with FASB ASC Topic 718, disregarding estimated forfeitures. For additional information regarding the assumptions underlying this calculation please see Note 11 to our consolidated and combined financial statements for the year ended December 31, 2020, which is included in our Annual Report on Form 10-K for the year ended December 31, 2020, which is incorporated by reference herein. Each of our non-employee directors held 23,744 unvested restricted shares as of December 31, 2020. Additionally, the aggregate number of options held by certain of our non-employee directors as of December 31, 2020 is as follows: Mr. Wall, 37,507; Mr. Burnett, 5,334; Mr. Rattie, 19,770; and Mr. Trice, 17,434.
(2)
Mr. Delaney and Mr. Klein have assigned all rights, title and interests in the cash fees and stock awards listed in this table to Crestview Advisors, L.L.C.

(3)
On March 24, 2020, Mr. Klein notified the Board that he would not stand for reelection and retired from the Board effective May 8, 2020 such that he did not receive any stock awards during 2020.

STOCK PERFORMANCE GRAPH
Set forth below is a line graph comparing the cumulative total stockholder return for Select Energy Services, Inc. since its IPO on April 20, 2017 reflecting the Company’s Class A common stock, based on the market price of the Class A common stock and assuming reinvestment of dividends, with the cumulative total stockholder return of companies with the New York Stock Exchange Market Value Index (Select Energy’s broad equity market index) and the Philadelphia Stock Exchange Oil Service Sector Index.
COMPARISON OF CUMULATIVE TOTAL RETURN SINCE WTTR IPO
Among Select Energy Services, Inc., the NYSE Composite Index and the PHLX Oil Service Index
OTHER MATTERS
Management knows of no other business to be presented for action at the meeting. If other matters properly come before the meeting or any adjournment of the meeting, the persons named as proxies will vote upon them in accordance with their best judgment.
Householding Information
Unless we have received contrary instructions, we may send a single copy of this Proxy Statement to any household at which two or more stockholders reside if we believe the stockholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce our expenses. However, if stockholders prefer to receive multiple sets of our disclosure documents at the same address this year or in future years, the stockholders should follow the instructions described below. Similarly, if an address is shared with another stockholder and together both of the stockholders would like to receive only a single set of our disclosure documents, the stockholders should follow these instructions:
•
If the shares are registered in the name of the stockholder, the stockholder should contact Adam R. Law, Select’s Senior Vice President, General Counsel and Corporate Secretary, 1233 West Loop South, Suite 1400, Houston, Texas 77027, or via telephone at 713-235-9500, to inform us of his or her request; or

•
If a broker, bank, broker-dealer, custodian or other similar organization holds the shares, the stockholder should contact that representative directly.

Where You Can Find More Information
We file annual and quarterly reports and other reports and information with the SEC. We distribute to our stockholders annual reports containing financial statements audited by our independent registered public accounting firm and, upon request, quarterly reports for the first three quarters of each fiscal year containing unaudited financial information. The annual and quarterly reports and other reports and information are filed through the Electronic Data Gathering, Analysis and Retrieval (known as “EDGAR”) system and are publicly available on the SEC’s website, located at http://www.sec.gov. We will provide without charge to you, upon written or verbal request, a copy of the reports and other information filed with the SEC. In addition, we provide information regarding our corporate governance and financial and stock information on our corporate website at https://investors.selectenergyservices.com.
Any requests for copies of information, reports or other filings with the SEC should be directed to Adam R. Law, Select’s Senior Vice President, General Counsel and Corporate Secretary, at 1233 West Loop South, Suite 1400, Houston, Texas 77027.
By Order of the Board of Directors,
Adam R. Law
Senior Vice President, General Counsel and
Corporate Secretary
Houston, Texas — March 24, 2021

ENERGY SERVICES, INCI 233 WEST LOOP SOUTHSUITE 1400HOUSTON TX 77027TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWSVOTE BY INTERNET - www.proxyvote.comUse the Internet to transmit your voting instructions and for electronic deliveryof information up until 11: 59 p.m. Eastern Time the day before the cut-off dateor meeting date. Have your proxy card in hand when you access the web siteand follow the instructions to obtain your records and to create an electronicvoting instruction form.ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALSIf you would like to reduce the costs incurred by our company in mailing proxymaterials, you can consent to receiving all future proxy statements, proxycards and annual reports electronically via e-mail or the Internet. To sign upfor electronic delivery, please follow the instructions above to vote using theInternet and, when prompted, indicate that you agree to receive or access proxymaterials electronically in future years.VOTE BY PHONE - 1-800-690-6903Use any touch-tone telephone to transmit your voting instructions up until11 :59 p.m. Eastern Time the day before the cut-off date or meeting date. Haveyour proxy card in hand when you call and then follow the instructions.VOTE BY MAILMark, sign and date your proxy card and return it in the postage-paidenvelope we have provided or return it to Vote Processing, c!o Broadridge,51 Mercedes Way, Edgewood, NY 11717.D32756-P50190THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.KEEP THIS PORTION FOR YOUR RECORDSDETACH AND RETURN THIS PORTION ONLYSELECT ENERGY SERVICES, INC.The Board of Directors recommends you vote FOR thefollowing proposals:To elect seven director nominees to the Board of Directors ofSelect Energy Services, Inc..Nominees:1a. David C Baldwin1b. Richard A Burnett1c. Robert V Delaney1d. John D. Schmitz1e. Troy W Thacker1f. David A Trice1g. Douglas J WallPlease indicate if you plan to attend this meeting.For Against Abstain0 0 02. To ratify the appointment of Grant Thornton LLP as the 0 0 0 independent registered public accounting firm of SelectEnergy Services, Inc. for fiscal year 2021,0 0 0 3. To approve, by a non-binding vote, the compensation ofour named executive officers.0 0 00 0 0NOTE: In their discretion, the Proxies are authorized to voteupon such other business as may properly come before themeeting or any adjournment or postponement thereof.0 0 00 0 0Yes No0 0Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Jointowners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date7For Against Abstain0 0 00 0

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.SELECT ENERGY SERVICES, INC.Annual Meeting of StockholdersMay 7, 2021 12:00 PMThis proxy is solicited by the Board of DirectorsD32757-P50190The stockholder(s) hereby appoint(s) John D. Schmitz and Adam R. Law, or either of them, as proxies, each with the power toappoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot,all of the shares of common stock of SELECT ENERGY SERVICES, INC. that the stockholder(s) is/are entitled to vote at theAnnual Meeting of Stockholders to be held at 12 :00 PM, local time on May 7, 2021 at 1233 West Loop South, Suite 600,Houston, Texas 77027, and any adjournment or postponement thereof.This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, thisproxy will be voted in accordance with the Board of Directors' recommendations.Continued and to be signed on reverse side

ANNEX F

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF
THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): April 2, 2021

SELECT ENERGY SERVICES, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation)	001-38066 (Commission File Number)	81-4561945 (IRS Employer Identification No.)
1233 West Loop South, Suite 1400
Houston, TX 77027
(Address of Principal Executive Offices)
(713) 235-9500
(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐
Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐
Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Ticker symbol(s)	Name of each exchange on which registered
Class A common stock, $0.01 par value	WTTR	New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02.
Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Effective April 2, 2021 (the “Effective Date”), Select Energy Services, Inc. (the “Company”) decided to realign leadership responsibilities relating to its organizational structure. As of the Effective Date, Michael Skarke will act as Executive Vice President and Chief Operating Officer and will oversee each of the Company’s operating segments. Adam Law will act as Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer and will oversee the Company’s legal, human resources, safety and compliance functions. Prior to the Effective Date, Mr. Skarke served as Executive Vice President, Corporate Development, Sales and Operational Support, and Mr. Law served as Senior Vice President, General Counsel and Corporate Secretary. The Company has not and does not intend to enter into or amend any compensatory arrangements with Mr. Skarke or Mr. Law in connection with the change to each such individual’s role and responsibilities as described herein. For an explanation of the business experience of Messrs. Skarke and Law, please see their respective biographies as disclosed in the Company’s definitive proxy statement for the 2021 annual meeting of stockholders filed with the Securities and Exchange Commission on March 25, 2021.
There are no family relationships between Mr. Skarke or Mr. Law and any director or executive officer of the Company or any person nominated or chosen by the Company to become a director or executive officer. There are no arrangements or understandings between Mr. Skarke or Mr. Law and any other persons pursuant to which such individual was selected in their new position.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Dated: April 5, 2021
SELECT ENERGY SERVICES, INC.
By:	/s/ Adam R. Law Adam R. Law Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer

ANNEX G

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 10-Q
☒
QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2021
or
☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                   to
Commission File Number 001-38066
SELECT ENERGY SERVICES, INC.
(Exact name of registrant as specified in its charter)
Delaware (State of incorporation)	81-4561945 (IRS Employer Identification Number)
1233 W. Loop South, Suite 1400 Houston, TX (Address of principal executive offices)	77027 (Zip Code)
(713) 235-9500
(Registrant’s telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol	Name of each exchange on which registered
Class A common stock, par value $0.01 per share	WTTR	New York Stock Exchange
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller reporting company ☐ Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
Indicate by check mark whether the registrant is a shell company. Yes ☐   No ☒
As of May 3, 2021, the registrant had 87,856,767 shares of Class A common stock and 16,221,101 shares of Class B common stock outstanding.

SELECT ENERGY SERVICES, INC.

PART I — FINANCIAL INFORMATION
PART II — OTHER INFORMATION

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Quarterly Report on Form 10-Q (the “Quarterly Report”) includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of historical fact, included in this Quarterly Report regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this Quarterly Report, the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “preliminary,” “forecast,” and similar expressions or variations are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on our current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading “Risk Factors” included in our most recent Annual Report on Form 10-K, under the heading “Part II―Item 1A. Risk Factors” in this Quarterly Report and those set forth from time to time in our other filings with the SEC. These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.
Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, those summarized below:
•
following his inauguration on January 20, 2021, President Biden issued several executive orders and made other announcements which may negatively impact the future production of oil and natural gas in the United States (“U.S.”) and may adversely affect our future operations;

•
the severity and duration of world health events, including the novel coronavirus (“COVID-19”) pandemic, which caused a sharp decline in economic activity in the U.S. and around the world, resulting in lower demand for oil and gas, oversupply and therefore lower oil and gas prices, to which our exploration and production (“E&P”) customers have responded by cutting capital spending, leading to fewer oil and gas well completions and thus reduced demand for our services, all of which has had, and will likely continue to have, a negative impact on our financial results;

•
actions taken by the members of the Organization of the Petroleum Exporting Countries (“OPEC”) and Russia (together with OPEC and other allied producing countries, “OPEC+”) with respect to oil production levels and announcements of potential changes in such levels, including the ability of the OPEC+ countries to agree on and comply with announced supply limitations;

•
the potential deterioration of our customers’ financial condition, including defaults resulting from actual or potential insolvencies;

•
the level of capital spending and access to capital markets by oil and gas companies, including significant reductions and potential additional reductions in capital expenditures by oil and gas producers in response to commodity prices and reduced demand;

•
operational challenges relating to the COVID-19 pandemic and efforts to mitigate the spread of the virus, including logistical challenges, measures taken to protect the health and well-being of our employees, remote work arrangements, performance of contracts and supply chain disruptions;

•
the degree to which consolidation among our customers may affect spending on U.S. drilling and completions in the near-term;

•
trends and volatility in oil and gas prices, and our ability to manage through such volatility;

•
our customers’ ability to complete and produce new wells;

•
the impact of current and future laws, rulings and governmental regulations, including those related to hydraulic fracturing, accessing water, disposing of wastewater, transferring produced water, interstate freshwater transfer, chemicals, carbon pricing, pipeline construction, taxation or emissions, leasing, permitting or drilling on federal lands and various other environmental matters;

•
regional impacts to our business, including our key infrastructure assets within the Bakken and the Northern Delaware portion of the Permian Basin;

•
capacity constraints on regional oil, natural gas and water gathering, processing and pipeline systems that result in a slowdown or delay in drilling and completion activity, and thus a slowdown in the demand for our services in our core markets;

•
regulatory and related policy actions intended by federal, state and/or local governments to reduce fossil fuel use and associated carbon emissions, or to drive the substitution of renewable forms of energy for oil and gas, may over time reduce demand for oil and gas and therefore the demand for our services;

•
new or expanded regulations that materially limit our customers’ access to federal and state lands for oil and gas development, thereby reducing demand for our services in the affected areas;

•
growing demand for electric vehicles that result in reduced demand for gasoline and therefore the demand for our services;

•
our ability to hire and retain key management and employees, including skilled labor;

•
our access to capital to fund expansions, acquisitions and our working capital needs and our ability to obtain debt or equity financing on satisfactory terms;

•
our health, safety and environmental performance;

•
the impact of competition on our operations;

•
the degree to which our E&P customers may elect to operate their water-management services in-house rather than source these services from companies like us;

•
our level of indebtedness and our ability to comply with covenants contained in our Credit Agreement (as defined herein) or future debt instruments;

•
delays or restrictions in obtaining permits by us or our customers;

•
constraints in supply or availability of equipment used in our business;

•
the impact of advances or changes in well-completion technologies or practices that result in reduced demand for our services, either on a volumetric or time basis;

•
changes in global political or economic conditions, generally, and in the markets we serve;

•
acts of terrorism, war or political or civil unrest in the U.S. or elsewhere;

•
the ability to source certain raw materials globally from economically advantaged sources;

•
accidents, weather, seasonality or other events affecting our business; and

•
the other risks identified in our most recent Annual Report on Form 10-K and under the headings “Part I — Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Part II — Item 1A. Risk Factors” in this Quarterly Report.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results. Our future results will depend upon various other risks and uncertainties, including those described under the heading “Part I — Item 1A. Risk Factors” in our most recent Annual Report on Form 10-K and under the heading “Part II — Item 1A. Risk Factors” in this Quarterly Report. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise. All forward-looking statements attributable to us are qualified in their entirety by this cautionary note.

PART I — FINANCIAL INFORMATION
Item 1. Financial Statements
SELECT ENERGY SERVICES, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)
	March 31, 2021	December 31, 2020
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$160,021	$169,039
Accounts receivable trade, net of allowance for credit losses of $8,617 and $9,157, respectively	140,016	129,392
Accounts receivable, related parties	332	69
Inventories	34,410	33,384
Prepaid expenses and other current assets	20,774	19,621
Total current assets	355,553	351,505
Property and equipment	870,091	878,902
Accumulated depreciation	(537,199)	(528,537)
Total property and equipment, net	332,892	350,365
Right-of-use assets, net	49,881	52,331
Other intangible assets, net	113,463	116,079
Other long-term assets, net	6,869	5,079
Total assets	$858,658	$875,359
Liabilities and Equity
Current liabilities
Accounts payable	$24,847	$12,995
Accrued accounts payable	23,177	21,359
Accounts payable and accrued expenses, related parties	946	519
Accrued salaries and benefits	14,996	16,279
Accrued insurance	9,458	9,788
Sales tax payable	2,488	1,415
Accrued expenses and other current liabilities	13,325	12,077
Current operating lease liabilities	13,968	14,019
Current portion of finance lease obligations	287	307
Total current liabilities	103,492	88,758
Long-term operating lease liabilities	57,834	60,984
Other long-term liabilities	19,383	19,735
Total liabilities	180,709	169,477
Commitments and contingencies (Note 8)
Class A common stock, $0.01 par value; 350,000,000 shares authorized and 87,856,767 shares issued and outstanding as of March 31, 2021; 350,000,000 shares authorized and 86,812,647 shares issued and outstanding as of December 31, 2020	879	868
Class A-2 common stock, $0.01 par value; 40,000,000 shares authorized; no shares issued or outstanding as of March 31, 2021 and December 31, 2020	—	—
Class B common stock, $0.01 par value; 150,000,000 shares authorized and 16,221,101 shares issued and outstanding as of March 31, 2021 and December 31, 2020	162	162
Preferred stock, $0.01 par value; 50,000,000 shares authorized; no shares issued and outstanding as of March 31, 2021 and December 31, 2020	—	—
Additional paid-in capital	910,688	909,278
Accumulated deficit	(340,354)	(317,247)
Total stockholders’ equity	571,375	593,061
Noncontrolling interests	106,574	112,821
Total equity	677,949	705,882
Total liabilities and equity	$858,658	$875,359
The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SELECT ENERGY SERVICES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
(in thousands, except share and per share data)
	Three months ended March 31,
	2021	2020
Revenue
Water Services	$64,223	$149,511
Water Infrastructure	37,803	57,762
Oilfield Chemicals	41,716	71,012
Total revenue	143,742	278,285
Costs of revenue
Water Services	62,324	129,114
Water Infrastructure	26,399	47,813
Oilfield Chemicals	37,766	59,876
Other	—	4
Depreciation and amortization	21,650	26,182
Total costs of revenue	148,139	262,989
Gross (loss) profit	(4,397)	15,296
Operating expenses
Selling, general and administrative	19,894	25,289
Depreciation and amortization	649	685
Impairment of goodwill and trademark	—	276,016
Impairment and abandonment of property and equipment	—	3,184
Lease abandonment costs	104	953
Total operating expenses	20,647	306,127
Loss from operations	(25,044)	(290,831)
Other (expense) income
Losses on sales of property and equipment and divestitures, net	(579)	(435)
Interest expense, net	(435)	(331)
Foreign currency gain (loss), net	3	(46)
Other (expense) income, net	(1,629)	259
Loss before income tax benefit	(27,684)	(291,384)
Income tax benefit	263	164
Net loss	(27,421)	(291,220)
Less: net loss attributable to noncontrolling interests	4,314	45,358
Net loss attributable to Select Energy Services, Inc.	$(23,107)	$(245,862)
Net loss per share attributable to common stockholders (Note 14):
Class A – Basic	$(0.27)	$(2.86)
Class B – Basic	$—	$—
Net loss per share attributable to common stockholders (Note 14):
Class A – Diluted	$(0.27)	$(2.86)
Class B – Diluted	$—	$—
The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SELECT ENERGY SERVICES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited)
(in thousands)
	Three months ended March 31,
	2021	2020
Net loss	$(27,421)	$(291,220)
Comprehensive loss	(27,421)	(291,220)
Less: comprehensive loss attributable to noncontrolling interests	4,314	45,358
Comprehensive loss attributable to Select Energy Services, Inc.	$(23,107)	$(245,862)
The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SELECT ENERGY SERVICES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the three months ended March 31, 2021 and 2020
(unaudited)
(in thousands, except share data)
	Class A Stockholders		Class B Stockholders
	Shares	Class A Common Stock	Shares	Class B Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity	Noncontrolling Interests	Total
Balance as of December 31, 2020	86,812,647	$868	16,221,101	$162	$909,278	$(317,247)	$593,061	$112,821	$705,882
ESPP shares issued	2,145	—	—	—	14	—	14	—	14
Equity-based compensation	—	—	—	—	1,202	—	1,202	220	1,422
Issuance of restricted shares	1,487,448	15	—	—	1,529	—	1,544	(1,544)	—
Repurchase of common stock	(144,078)	(1)	—	—	(888)	—	(889)	15	(874)
Restricted shares forfeited	(301,395)	(3)	—	—	(315)	—	(318)	318	—
Noncontrolling interest in subsidiary	—	—	—	—	(140)	—	(140)	(934)	(1,074)
NCI income tax adjustment	—	—	—	—	8	—	8	(8)	—
Net loss	—	—	—	—	—	(23,107)	(23,107)	(4,314)	(27,421)
Balance as of March 31, 2021	87,856,767	$879	16,221,101	$162	$910,688	$(340,354)	$571,375	$106,574	$677,949
	Class A Stockholders		Class B Stockholders
	Shares	Class A Common Stock	Shares	Class B Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity	Noncontrolling Interests	Total
Balance as of December 31, 2019	87,893,525	$879	16,221,101	$162	$914,699	$21,437	$937,177	$175,635	$1,112,812
ESPP shares issued	4,443	—	—	—	30	—	30	(3)	27
Equity-based compensation	—	—	—	—	483	—	483	91	574
Issuance of restricted shares	1,271,706	13	—	—	2,158	—	2,171	(2,171)	—
Exercise of restricted stock units	625	—	—	—	1	—	1	(1)	—
Repurchase of common stock	(979,391)	(10)	—	—	(7,229)	—	(7,239)	603	(6,636)
Restricted shares forfeited	(199,069)	(2)	—	—	(338)	—	(340)	340	—
NCI income tax adjustment	—	—	—	—	8	—	8	(8)	—
Net loss	—	—	—	—	—	(245,862)	(245,862)	(45,358)	(291,220)
Balance as of March 31, 2020	87,991,839	$880	16,221,101	$162	$909,812	$(224,425)	$686,429	$129,128	$815,557
The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SELECT ENERGY SERVICES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(in thousands)
	Three months ended March 31,
	2021	2020
Cash flows from operating activities
Net loss	$(27,421)	$(291,220)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	22,299	26,867
Net loss on disposal of property and equipment and divestitures	579	435
Bad debt expense	300	2,385
Amortization of debt issuance costs	172	172
Inventory write-downs	54	48
Equity-based compensation	1,422	574
Impairment of goodwill and trademark	—	276,016
Impairment and abandonment of property and equipment	—	3,184
Unrealized loss on short-term investment	1,831	—
Other operating items, net	(129)	(47)
Changes in operating assets and liabilities
Accounts receivable	(11,187)	34,992
Prepaid expenses and other assets	(2,696)	6,633
Accounts payable and accrued liabilities	10,903	(13,328)
Net cash (used in) provided by operating activities	(3,873)	46,711
Cash flows from investing activities
Proceeds received from divestitures	—	85
Purchase of property and equipment	(4,534)	(11,338)
Purchase of equity method investment	(2,000)	—
Proceeds received from sales of property and equipment	2,316	5,768
Net cash used in investing activities	(4,218)	(5,485)
Cash flows from financing activities
Payments of finance lease obligations	(75)	(65)
Proceeds from share issuance	14	27
Contributions from noncontrolling interests	—	383
Repurchase of common stock	(874)	(6,636)
Net cash used in financing activities	(935)	(6,291)
Effect of exchange rate changes on cash	8	(61)
Net (decrease) increase in cash and cash equivalents	(9,018)	34,874
Cash and cash equivalents, beginning of period	169,039	79,268
Cash and cash equivalents, end of period	$160,021	$114,142
Supplemental cash flow disclosure:
Cash paid for interest	$367	$386
Cash refunds received for income taxes, net	$(650)	$(156)
Supplemental disclosure of noncash investing activities:
Capital expenditures included in accounts payable and accrued liabilities	$6,490	$6,184
The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SELECT ENERGY SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
NOTE 1 — BUSINESS AND BASIS OF PRESENTATION
Description of the business:   Select Energy Services, Inc. (“we,” “Select Inc.” or “the Company”) was incorporated as a Delaware corporation on November 21, 2016. The Company is a holding company whose sole material asset consists of common units (“SES Holdings LLC Units”) in SES Holdings, LLC (“SES Holdings”).
We are a leading provider of comprehensive water-management and chemical solutions to the oil and gas industry in the U.S. We also develop, manufacture and deliver a full suite of chemical solutions for use in oil and gas well completion and production operations. As a leader in the water solutions industry, we place the utmost importance on safe, environmentally responsible management of oilfield water throughout the lifecycle of a well. Additionally, we believe that responsibly managing water resources through our operations to help conserve and protect the environment in the communities in which we operate is paramount to our continued success.
Rockwater Merger:   On November 1, 2017, the Company completed a merger with Rockwater Energy Solutions, Inc. (the “Rockwater Merger”).
Class A and Class B Common Stock:   At March 31, 2021, the Company had both Class A and Class B common shares issued and outstanding. Holders of shares of our Class A common stock and Class B common stock are entitled to one vote per share and vote together as a single class on all matters presented to our stockholders for their vote or approval.
Exchange rights:   Under the Eighth Amended and Restated Limited Liability Company Agreement of SES Holdings (the “SES Holdings LLC Agreement”), SES Legacy Holdings LLC (“Legacy Owner Holdco”) and its permitted transferees have the right (an “Exchange Right”) to cause SES Holdings to acquire all or a portion of its SES Holdings LLC Units for, at SES Holdings’ election, (i) shares of Class A Common Stock at an exchange ratio of one share of Class A Common Stock for each SES Holdings LLC Unit exchanged, subject to conversion rate adjustments for stock splits, stock dividends, reclassification and other similar transactions or (ii) cash in an amount equal to the Cash Election Value (as defined within the SES Holdings LLC Agreement) of such Class A Common Stock. Alternatively, upon the exercise of any Exchange Right, Select Inc. has the right (the “Call Right”) to acquire the tendered SES Holdings LLC Units from the exchanging unitholder for, at its election, (i) the number of shares of Class A Common Stock the exchanging unitholder would have received under the Exchange Right or (ii) cash in an amount equal to the Cash Election Value of such Class A Common Stock. In connection with any exchange of SES Holdings LLC Units pursuant to an Exchange Right or Call Right, the corresponding number of shares of Class B Common Stock will be cancelled.
Basis of presentation:   The accompanying unaudited interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the U.S. (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). These unaudited interim consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and, therefore, do not include all disclosures required for financial statements prepared in conformity with GAAP.
This Quarterly Report relates to the three months ended March 31, 2021 (the “Current Quarter”) and the three months ended March 31, 2020 (the “Prior Quarter”). The Company’s Annual Report on Form 10-K for the year ended December 31, 2020 (the “2020 Form 10-K”) filed with the SEC on February 24, 2021, includes certain definitions and a summary of significant accounting policies and should be read in conjunction with this Quarterly Report. All material adjustments (consisting solely of normal recurring adjustments) which, in the opinion of management, are necessary for a fair statement of the results for the interim periods have been reflected. The results for the Current Quarter may not be indicative of the results to be expected for the full year, in part due to the COVID-19 pandemic and continued progress in the distribution and uptake of remedies such as vaccines.

The unaudited interim consolidated financial statements include the accounts of the Company and all of its majority-owned or controlled subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.
For investments in subsidiaries that are not wholly owned, but where the Company exercises control, the equity held by the minority owners and their portion of net income or loss are reflected as noncontrolling interests. Investments in entities in which the Company exercises significant influence over operating and financial policies are accounted for using the equity method, and investments in entities for which the Company does not have significant control or influence are accounted for using the cost method or other appropriate basis as applicable. As of March 31, 2021, the Company had one equity method investee and one cost-method investee. The Company also had one investment in notes receivable accounted for using the amortized cost basis and one investment in publicly-traded securities accounted for using the fair value option. The Company’s investments are reviewed for impairment whenever events or circumstances indicate that the carrying value may not be recoverable. When circumstances indicate that the fair value of its investment is less than its carrying value and the reduction in value is other than temporary, the reduction in value is recognized in earnings. Our investments in unconsolidated entities are summarized below:
				(in thousands)
Type of Investment	Year attained	Accounting method	Balance Sheet Location	March 31, 2021	December 31, 2020
20% minority interest	2011	Cost-method	Other long-term assets, net	$300	$300
Notes receivable	2020	Amortized cost basis	Other long-term assets, net	3,096	3,037
33% minority interest	2021	Equity-method	Other long-term assets, net	2,000	—
Publicly traded securities	2020	Fair value option	Prepaid expenses and other current assets	1,546	3,377
Segment reporting:   The Company has three reportable segments. Reportable segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and assess performance. The Company’s current reportable segments are Water Services, Water Infrastructure, and Oilfield Chemicals.
The Water Services segment consists of the Company’s services businesses, including water transfer, flowback and well testing, fluids hauling, water containment and water network automation, primarily serving E&P companies. Additionally, this segment includes the operations of our accommodations and rentals business as well as the Company’s industrial solutions business.
The Water Infrastructure segment consists of the Company’s infrastructure assets, including operations associated with our water sourcing and pipeline infrastructure, our water recycling solutions and infrastructure, and our produced water gathering systems and saltwater disposal wells, primarily serving E&P companies.
The Oilfield Chemicals segment provides technical solutions and expertise related to chemical applications in the oil and gas industry. We also have significant capabilities in supplying logistics for chemical applications. We develop, manufacture and provide a full suite of chemicals used in hydraulic fracturing, stimulation, cementing, production, pipelines and well completions. With our broad chemicals product line, combined with our expertise in oilfield chemicals application, we serve pressure pumpers and major integrated and independent U.S. and international oil and gas producers. We further utilize our chemicals experience and lab testing capabilities to customize water treatment solutions tailored to the customer’s water quality and other fluid system design objectives.
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES
Significant accounting policies:   The Company’s significant accounting policies are disclosed in Note 2 of the consolidated financial statements for the year ended December 31, 2020, included in the 2020 Form 10-K.
Use of estimates:   The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
On an ongoing basis, the Company evaluates its estimates, including those related to the recoverability of long-lived assets and intangibles, useful lives used in depreciation and amortization, uncollectible accounts receivable, inventory reserve, income taxes, self-insurance liabilities, share-based compensation, contingent liabilities and the incremental borrowing rate for leases. The Company bases its estimates on historical and other pertinent information that are believed to be reasonable under the circumstances. The accounting estimates used in the preparation of the consolidated financial statements may change as new events occur, as more experience is acquired, as additional information is obtained and as the Company’s operating environment changes.
Allowance for credit losses:   The Company’s allowance for credit losses relates to trade accounts receivable. The Company treats trade accounts receivable as one portfolio and records an initial allowance calculated as a percentage of revenue recognized based on a combination of historical information and future expectations. Additionally, the Company adjusts this allowance based on specific information in connection with aged receivables. Historically, most bad debt has been incurred where a customer’s financial condition significantly deteriorates, which in some cases leads to bankruptcy. The duration and severity of the COVID-19 pandemic and continued market volatility is highly uncertain and, as such, the impact on expected losses is subject to significant judgment and may cause variability in the Company’s allowance for credit losses in future periods.
The change in the allowance for credit losses is as follows:
Three months ended March 31, 2021
(in thousands)
Balance at December 31, 2020	$9,157
Increase to allowance based on a percent of revenue	290
Charge-offs	(830)
Balance at March 31, 2021	$8,617
The Company also has a $3.1 million note receivable resulting from an investment in the fourth quarter of 2020, with no allowance for credit losses as of March 31, 2021. See Note 11 — Related Party Transactions for additional information.
Asset retirement obligations:   The Company’s asset retirement obligations (“ARO”) relate to disposal facilities with obligations for plugging wells, removing surface equipment, and returning land to its pre-drilling condition. The following table describes the changes to the Company’s ARO liability for the Current Quarter:
Three months ended March 31, 2021
(in thousands)
Balance at December 31, 2020	$999
Accretion expense, included in depreciation and amortization expense	13
Payments	(121)
Balance at March 31, 2021	$891
We review the adequacy of our ARO liabilities whenever indicators suggest that the estimated cash flows underlying the liabilities have changed. The Company’s ARO liabilities are included in accrued expenses and other current liabilities and other long-term liabilities in the accompanying consolidated balance sheets.
Lessor Income:   During the Current Quarter, the Company had two owned facility leases and multiple facility subleases that are accounted for as follows:

		Three months ended March 31,
Category	Classification	2021	2020
		(in thousands)
Lessor income	Costs of revenue	$66	$116
Sublease income	Lease abandonment costs and Costs of revenue	243	401
The Company also generates short-term equipment rental revenue. See Note 3 — Revenue for a discussion of revenue recognition for the accommodations and rentals business.
Defined Contribution Plan:   During 2020, due to worsening economic conditions, the Company suspended the match of its defined contribution 401(k) Plan and the suspension has continued into the Current Quarter. The Company incurred no match expense in either the Current Quarter or the Prior Quarter.
Payroll Tax Deferral:   In 2020, the Company took advantage of the employer payroll tax deferral provision in the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act and has deferred the payment of $6.0 million of payroll taxes as of December 31, 2020. The amounts deferred in 2020 must be repaid half by December 31, 2021, and half by December 31, 2022. The deferral is split evenly between accrued salaries and benefits and other long-term liabilities on the accompanying consolidated balance sheets as of March 31, 2021.
NOTE 3 — REVENUE
The Company follows ASU 2014-09, Revenue from Contracts with Customers (Topic 606), for most revenue recognition, which provides a five-step model for determining revenue recognition for arrangements that are within the scope of the standard: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company applies the five-step model only to contracts when it is probable that we will collect the consideration the Company is entitled to in exchange for the goods or services the Company transfers to the customer. The accommodations and rentals revenue continues to be guided by ASC 842 — Leases, which is discussed further below.
The following factors are applicable to all three of the Company’s segments for the first three months of 2021 and 2020, respectively:
•
The vast majority of customer agreements are short-term, lasting less than one year.

•
Contracts are seldom combined together as virtually all of our customer agreements constitute separate performance obligations. Each job is typically distinct, thereby not interdependent or interrelated with other customer agreements.

•
Most contracts allow either party to terminate at any time without substantive penalties. If the customer terminates the contract, the Company is unconditionally entitled to the payments for the services rendered and products delivered to date.

•
Contract terminations before the end of the agreement are rare.

•
Sales returns are rare and no sales return assets have been recognized on the balance sheet.

•
There are minimal volume discounts.

•
There are no service-type warranties.

•
There is no long-term customer financing.

In the Water Services and Water Infrastructure segments, performance obligations arise in connection with services provided to customers in accordance with contractual terms, in an amount the Company expects to collect. Services are generally sold based upon customer orders or contracts with customers that include fixed or determinable prices. Revenues are generated by services rendered and measured based on output generated, which is usually simultaneously received and consumed by customers at their job sites. As a multi-job site organization, contract terms, including pricing for the Company’s services, are negotiated on a job site level on a per-job basis. Most jobs are completed in a short period of time, usually between one day and one month. Revenue is recognized as performance obligations are completed on a daily, hourly or per unit basis with unconditional rights to consideration for services rendered reflected as accounts receivable trade, net of allowance for credit losses. In cases where a prepayment is received before the Company satisfies its performance obligations, a contract liability is recorded in accrued expenses and other current liabilities. Final billings generally occur once all of the proper approvals are obtained. No revenue is associated with mobilization or demobilization of personnel and equipment. Rather, mobilization and demobilization are factored into pricing for services. Billings and costs related to mobilization and demobilization is not material for customer agreements that start in one period and end in another. As of March 31, 2021, the Company had six contracts in place for these segments lasting over one year. The Company has recorded an $8.2 million contract liability associated with one of the six long-term contracts as of March 31, 2021, recognized in other long-term liabilities in the accompanying balance sheets. The Company expects this contract liability to be converted to revenue under the terms of the contract as it is earned.
In the Oilfield Chemicals segment, the typical performance obligation is to provide a specific quantity of chemicals to customers in accordance with the customer agreement in an amount the Company expects to collect. Products and services are generally sold based upon customer orders or contracts with customers that include fixed or determinable prices. Revenue is recognized as the customer takes title to chemical products in accordance with the agreement. Products may be provided to customers in packaging or delivered to the customers’ containers through a hose. In some cases, the customer takes title to the chemicals upon consumption from storage containers on their property, where the chemicals are considered inventory until customer usage. In cases where the Company delivers products and recognizes revenue before collecting payment, the Company usually has an unconditional right to payment reflected in accounts receivable trade, net of allowance for credit losses. Customer returns are rare and immaterial and there were no material in-process customer agreements for this segment as of March 31, 2021, lasting greater than one year.
The Company accounts for accommodations and rentals agreements as an operating lease. The Company recognizes revenue from renting equipment on a straight-line basis. Accommodations and rental contract periods are generally daily, weekly or monthly. The average lease term is less than three months and as of March 31, 2021, there were no material rental agreements in effect lasting more than one year. During the Current Quarter and Prior Quarter, approximately $6.2 million and $15.2 million of accommodations and rentals revenue was accounted for under ASC 842 lease guidance, with the remainder accounted for under ASC 606 revenue guidance.
The following table sets forth certain financial information with respect to the Company’s disaggregation of revenues by geographic location:
	Three months ended March 31,
	2021	2020
	(in thousands)
Geographic Region
Permian Basin	$71,204	$137,998
Eagle Ford	20,785	35,664
Haynesville/E. Texas	17,265	19,015
Marcellus/Utica	11,667	19,839
Rockies	10,022	18,869
MidCon	8,476	24,873
Bakken	6,903	22,560
Eliminations and other regions	(2,580)	(533)
Total	$143,742	$278,285
In the Water Services segment, the top three revenue-producing regions are the Permian Basin, Eagle Ford and Marcellus/Utica, which collectively comprised 77% and 74% of segment revenue for the Current

Quarter and Prior Quarter, respectively. In the Water Infrastructure segment, the top two revenue-producing regions are the Permian Basin and Bakken, which collectively comprised 86% and 87% of segment revenue for the Current Quarter and Prior Quarter, respectively. In the Oilfield Chemicals segment, the top three revenue-producing regions are the Permian Basin, Haynesville/E. Texas and MidCon, which collectively comprised 88% and 81% of segment revenue for the Current Quarter and Prior Quarter, respectively.
NOTE 4 — INVENTORIES
Inventories, which are comprised of chemicals and materials available for resale and parts and consumables used in operations, are valued at the lower of cost and net realizable value, with cost determined under the weighted-average method. The significant components of inventory are as follows:
	March 31, 2021	December 31, 2020
	(in thousands)
Raw materials	$18,869	$16,701
Finished goods	15,541	16,683
Total	$34,410	$33,384
During the Current Quarter and Prior Quarter, the Company recorded charges to the reserve for excess and obsolete inventory for immaterial amounts of $0.1 million or less, respectively, which were recognized within costs of revenue on the accompanying consolidated statements of operations. The Company’s inventory reserve was $4.1 million as of March 31, 2021 and December 31, 2020. The reserve for excess and obsolete inventories is determined based on the Company’s historical usage of inventory on hand, as well as future expectations and the amount necessary to reduce the cost of the inventory to its estimated net realizable value.
NOTE 5 — PROPERTY AND EQUIPMENT
Property and equipment are stated at cost less accumulated depreciation. Depreciation (and amortization of finance lease assets) is calculated on a straight-line basis over the estimated useful life of each asset. Property and equipment consists of the following as of March 31, 2021 and December 31, 2020:
	March 31, 2021	December 31, 2020
	(in thousands)
Machinery and equipment	$591,362	$596,441
Buildings and leasehold improvements	92,669	93,236
Pipelines	72,624	72,458
Disposal wells	47,571	48,097
Vehicles and equipment	29,839	30,975
Land	12,803	13,497
Computer equipment and software	6,790	7,127
Office furniture and equipment	888	892
Machinery and equipment – finance lease	537	537
Vehicles and equipment – finance lease	463	475
Computer equipment and software – finance lease	356	356
Construction in progress	14,189	14,811
	870,091	878,902
Less accumulated depreciation(1)	(537,199)	(528,537)
Total property and equipment, net	$332,892	$350,365

(1)
Includes $1.1 million of accumulated depreciation related to finance leases as of March 31, 2021 and December 31, 2020.

Total depreciation and amortization expense related to property and equipment and finance leases presented in the table above, as well as amortization of intangible assets presented in Note 6 is as follows:
	Three months ended March 31,
	2021	2020
	(in thousands)
Category
Depreciation expense from property and equipment	$19,587	$23,985
Amortization expense from finance leases	82	77
Amortization expense from intangible assets	2,617	2,993
Accretion expense from asset retirement obligations	13	(188)
Total depreciation and amortization	$22,299	$26,867
Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During the Prior Quarter, the Company determined that certain equipment was obsolete, and recorded a $3.2 million impairment of property and equipment.
NOTE 6 — GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill is evaluated for impairment on at least an annual basis, or more frequently if indicators of impairment exist. The annual impairment tests are based on Level 3 inputs (see Note 10 — Fair Value Measurement). During the first quarter of 2020, the Company had triggering events related to the significant adverse change to the demand for the Company’s services in connection with a significant decline in the price of oil and the related global economic impacts resulting from the OPEC+ disputes as well as the COVID-19 pandemic. This included uncertainty regarding oil prices and the length of the recovery following the significant market disruption in the oil and gas industry. Given the volatile market environment at March 31, 2020, the Company utilized third-party valuation advisors to assist with these evaluations. These evaluations included significant judgment, including management’s short-term and long-term forecast of operating performance, discount rates based on our weighted-average cost of capital, revenue growth rates, profitability margins, capital expenditures, the timing of future cash flows based on an eventual recovery of the oil and gas industry, and in the case of long-lived assets, the remaining useful life and service potential of the asset. The Company performed quantitative tests for reporting units in both the Water Services and Water Infrastructure segments using the income and market approaches, resulting in a full impairment to goodwill in both segments totaling $266.9 million.
The components of other intangible assets, net as of March 31, 2021 and December 31, 2020 are as follows:
	As of March 31, 2021			As of December 31, 2020
	Gross Value	Accumulated Amortization	Net Value	Gross Value	Impairment	Accumulated Amortization	Net Value
	(in thousands)					(in thousands)
Definite-lived
Customer relationships	$116,554	$(31,568)	$84,986	$116,554	$—	$(29,302)	$87,252
Patents	9,741	(3,410)	6,331	9,741	—	(3,166)	6,575
Other	7,234	(6,479)	755	7,234	—	(6,373)	861
Total definite-lived	133,529	(41,457)	92,072	133,529	—	(38,841)	94,688
Indefinite-lived
Water rights	7,031	—	7,031	7,031	—	—	7,031
Trademarks	14,360	—	14,360	23,442	(9,082)	—	14,360
Total indefinite-lived	21,391	—	21,391	30,473	(9,082)	—	21,391
Total other intangible assets, net	$154,920	$(41,457)	$113,463	$164,002	$(9,082)	$(38,841)	$116,079

Due to the triggering events discussed above, the Company also tested indefinite-lived intangible assets for impairment during the first quarter of 2020. These evaluations included significant judgment, including discount rates based on our weighted-average cost of capital and the royalty rate. This resulted in $9.1 million of impairment to trademarks using the relief from royalty method, which was recorded in the Oilfield Chemicals segment. Further, the Company tested all other long-lived assets for impairment, including definite-lived intangible assets, using an undiscounted test for recoverability at the asset group level which resulted in no additional impairments.
The weighted-average amortization period for customer relationships, patents, and other definite-lived assets was 9.4 years, 6.5 years, and 2.5 years, respectively, as of March 31, 2021. See Note 5 for the amortization expense during the Current Quarter and Prior Quarter, respectively. The indefinite-lived water rights and trademarks are generally subject to renewal every five to ten years at immaterial renewal costs. Annual amortization of intangible assets for the next five years and beyond is as follows:
Amount
(in thousands)
Remainder of 2021	$7,850
Year ending December 31, 2022	10,252
Year ending December 31, 2023	10,180
Year ending December 31, 2024	10,111
Year ending December 31, 2025	9,948
Thereafter	43,731
Total	$92,072
NOTE 7 — DEBT
Credit facility and revolving line of credit
On November 1, 2017, SES Holdings and Select Energy Services, LLC (“Select LLC”) entered into a $300.0 million senior secured revolving credit facility (the “Credit Agreement”), by and among SES Holdings, as parent, Select LLC, as borrower and certain of SES Holdings’ subsidiaries, as guarantors, each of the lenders party thereto and Wells Fargo Bank, N.A., as administrative agent, issuing lender and swingline lender (the “Administrative Agent”). The Credit Agreement also has a sublimit of $40.0 million for letters of credit and a sublimit of $30.0 million for swingline loans. The maturity date of the Credit Agreement is the earlier of (a) November 1, 2022, and (b) the earlier termination in whole of the Commitments pursuant to Section 2.1(b) of Article VII of the Credit Agreement.
The Credit Agreement permits extensions of credit up to the lesser of $300.0 million and a borrowing base that is determined by calculating the amount equal to the sum of (i) 85% of the Eligible Billed Receivables (as defined in the Credit Agreement), plus (ii) 75% of Eligible Unbilled Receivables (as defined in the Credit Agreement), provided that this amount will not equal more than 35% of the borrowing base, plus (iii) the lesser of (A) the product of 70% multiplied by the value of Eligible Inventory (as defined in the Credit Agreement) at such time and (B) the product of 85% multiplied by the Net Recovery Percentage (as defined in the Credit Agreement) identified in the most recent Acceptable Appraisal of Inventory (as defined in the Credit Agreement), multiplied by the value of Eligible Inventory at such time, provided that this amount will not equal more than 30% of the borrowing base, minus (iv) the aggregate amount of Reserves (as defined in the Credit Agreement), if any, established by the Administrative Agent from time to time, including, if any, the amount of the Dilution Reserve (as defined in the Credit Agreement). The borrowing base is calculated on a monthly basis pursuant to a borrowing base certificate delivered by Select LLC to the Administrative Agent.
Borrowings under the Credit Agreement bear interest, at Select LLC’s election, at either the (a) one-, two-, three- or six-month LIBOR (“Eurocurrency Rate”) or (b) the greatest of (i) the federal funds rate plus 0.5%, (ii) the one-month Eurocurrency Rate plus 1% and (iii) the Administrative Agent’s prime rate (the “Base Rate”), in each case plus an applicable margin. Interest is payable monthly in arrears. The applicable margin for Eurocurrency Rate loans ranges from 1.50% to 2.00% and the applicable margin for Base Rate loans ranges from 0.50% to 1.00%, in each case, depending on Select LLC’s average excess availability under the Credit Agreement. During the continuance of a bankruptcy event of default, automatically and during the continuance of any other default, upon the Administrative Agent’s or the required lenders’ election, all outstanding amounts under the Credit Agreement will bear interest at 2.00% plus the otherwise applicable interest rate.
Level	Average Excess Availability	Base Rate Margin	Eurocurrency Rate Margin
I	< 33% of the commitments	1.00%	2.00%
II	< 66.67% of the commitments and ≥ 33.33% of the commitments	0.75%	1.75%
III	≥ 66.67% of the commitments	0.50%	1.50%
Level	Average Revolver Usage	Unused Line Fee Percentage
I	≥ 50% of the commitments	0.250%
II	< 50% of the commitments	0.375%
The obligations under the Credit Agreement are guaranteed by SES Holdings and certain subsidiaries of SES Holdings and Select LLC and secured by a security interest in substantially all of the personal property assets of SES Holdings, Select LLC and their domestic subsidiaries.
The Credit Agreement contains certain customary representations and warranties, affirmative and negative covenants and events of default. If an event of default occurs and is continuing, the lenders may declare all amounts outstanding under the Credit Agreement to be immediately due and payable.
In addition, the Credit Agreement restricts SES Holdings’ and Select LLC’s ability to make distributions on, or redeem or repurchase, its equity interests, except for certain distributions, including distributions of cash so long as, both at the time of the distribution and after giving effect to the distribution, no default exists under the Credit Agreement and either (a) excess availability at all times during the preceding 30 consecutive days, on a pro forma basis and after giving effect to such distribution, is not less than the greater of (1) 25% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (2) $37.5 million or (b) if SES Holdings’ fixed charge coverage ratio is at least 1.0 to 1.0 on a pro forma basis, and excess availability at all times during the preceding 30 consecutive days, on a pro forma basis and after giving effect to such distribution, is not less than the greater of (1) 20% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (2) $30.0 million. Additionally, the Credit Agreement generally permits Select LLC to make distributions to allow Select Inc. to make payments required under the existing Tax Receivable Agreements. See “Note 11 — Related-Party Transactions” for further discussion of the Tax Receivable Agreements.
The Credit Agreement also requires SES Holdings to maintain a fixed charge coverage ratio of at least 1.0 to 1.0 at any time availability under the Credit Agreement is less than the greater of (i) 10% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (ii) $15.0 million and continuing through and including the first day after such time that availability under the Credit Agreement has equaled or exceeded the greater of (i) 10% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (ii) $15.0 million for 60 consecutive calendar days.
Certain lenders party to the Credit Agreement and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for the Company and its affiliates in the ordinary course of business for which they have received and would receive customary compensation. In addition, in the ordinary course of their various business activities, such parties and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investments and securities activities may involve the Company’s securities and/or instruments.
The Company had no borrowings outstanding under the Credit Agreement as of March 31, 2021 and December 31, 2020. As of March 31, 2021 and December 31, 2020, the borrowing base under the Credit

Agreement was $117.8 million and $96.4 million, respectively. The borrowing capacity under the Credit Agreement was reduced by outstanding letters of credit of $15.6 million as of March 31, 2021 and December 31, 2020, respectively. The Company’s letters of credit have a variable interest rate between 1.50% and 2.00% based on the Company’s average excess availability as outlined above. The unused portion of the available borrowings under the Credit Agreement was $102.2 million as of March 31, 2021.
Debt issuance costs are amortized to interest expense over the life of the debt to which they pertain. Total unamortized debt issuance costs as of March 31, 2021 and December 31, 2020, were $1.1 million and $1.3 million, respectively. As these debt issuance costs relate to a revolving line of credit, they are presented as a deferred charge within other assets on the consolidated balance sheets. Amortization expense related to debt issuance costs was $0.2 million for both the Current Quarter and Prior Quarter.
The Company was in compliance with all debt covenants as of March 31, 2021.
NOTE 8 — COMMITMENTS AND CONTINGENCIES
Litigation
The Company is subject to a number of lawsuits and claims arising out of the normal conduct of its business. The ability to predict the ultimate outcome of such matters involves judgments, estimates and inherent uncertainties. Based on a consideration of all relevant facts and circumstances, including applicable insurance coverage, it is not expected that the ultimate outcome of any currently pending lawsuits or claims against the Company will have a material adverse effect on its consolidated financial position, results of operations or cash flows; however, there can be no assurance as to the ultimate outcome of these matters.
As previously disclosed, certain subsidiaries acquired in the Rockwater Merger are under investigation by the U.S. Attorney’s Office for the Middle District of Pennsylvania and the U.S. Environmental Protection Agency (“EPA”). It is alleged that certain employees at some of the facilities altered emissions controls systems on less than 5% of the vehicles in the fleet in violation of the Clean Air Act. The Company is continuing to cooperate with the relevant authorities to resolve the matter, and while at this time no administrative, civil or criminal charges have been brought against the Company, the Company accrued $4.3 million related to the settlement of this investigation and made payments of $1.7 million related to this accrual during 2020. The Company does not believe that the ultimate resolution of this matter will be material to the Company’s financial statements. See Note 16 — Subsequent Events for additional information.
In February 2021, the Company, and certain subsidiaries, received Notices of Proposed Debarment (“Notices”) from the EPA’s Suspension and Debarment Official (“SDO”). The Notices propose a debarment from participation in future federal contracts, non-procurement covered transactions such as grants, and other assistance activities, and would render the Company ineligible to receive any federal contracts or approved subcontracts in excess of $35,000 or to act as an agent or representative on behalf of another in such transaction, or receive certain federal benefits. Please see Item 1A — Risk Factors in this Form 10-Q.
Self-Insured Reserves
We are self-insured up to certain retention limits with respect to workers’ compensation, general liability and vehicle liability matters and health insurance. We maintain accruals for self-insurance retentions that we estimate using third-party data and claims history.
NOTE 9 — EQUITY-BASED COMPENSATION
The SES Holdings 2011 Equity Incentive Plan, (“2011 Plan”) was approved by the board of managers of SES Holdings in April 2011. In conjunction with the private placement of 16,100,000 shares of the Company’s Class A Common Stock on December 20, 2016 (the “Select 144A Offering”), the Company adopted the Select Energy Services, Inc. 2016 Equity Incentive Plan (as amended, the “2016 Plan”) for employees, consultants and directors of the Company and its affiliates. Options that were outstanding under the 2011 Plan immediately prior to the Select 144A Offering were cancelled in exchange for new options granted under the 2016 Plan. On May 8, 2020, the Company’s stockholders approved an amendment to the 2016 Plan to increase the number of shares of the Company’s Class A common stock that may be issued under the 2016 Plan by 4,000,000 shares and to make certain other administrative changes. The 2016 Plan includes share recycling provisions that allow shares subject to an award that expires or is cancelled, forfeited or otherwise terminated without actual delivery of the underlying shares of Class A common stock to be considered not delivered and thus available to be granted as new awards under the 2016 Plan.
Currently, the maximum number of shares reserved for issuance under the 2016 Plan is approximately 13.3 million shares, with approximately 3.4 million shares available to be issued as of March 31, 2021. For all share-based compensation award types, the Company accounts for forfeitures as they occur.
Stock option awards
Stock options were granted with an exercise price equal to or greater than the fair market value of a share of Class A Common Stock as of the date of grant. The Company utilized the Monte Carlo option pricing model to determine fair value of the options granted during 2018, which incorporates assumptions to value equity-based awards. The risk-free interest rate is based on the U.S. Treasury yield curve in effect for the expected term of the option at the time of grant. The expected life of the options was based on the vesting period and term of the options awarded, which is ten years.
A summary of the Company’s stock option activity and related information as of and for the Current Quarter is as follows:
	For the three months ended March 31, 2021
	Stock Options	Weighted-average Exercise Price	Weighted-average Grant Date Value Term (Years)	Aggregate Intrinsic Value (in thousands)(a)
Beginning balance, outstanding	3,519,159	$16.11	3.3	$—
Expired	(1,246,718)	14.28
Ending balance, outstanding	2,272,441	$17.11	4.8	$—
Ending balance, exercisable	2,272,441	$17.11	4.8	$—
Nonvested at March 31, 2021	—	$—

(a)
Aggregate intrinsic value for stock options is based on the difference between the exercise price of the stock options and the quoted closing Class A Common Stock price of $4.98 and $4.10 as of March 31, 2021 and December 31, 2020, respectively.

The Company recognized a nominal amount and $0.2 million of compensation expense related to stock options during the Current Quarter and Prior Quarter, respectively. As of March 31, 2021, all equity-based compensation expense related to stock options had been recognized.
Restricted Stock Awards
The value of the restricted stock awards granted was established by the market price of the Class A Common Stock on the date of grant and is recorded as compensation expense ratably over the vesting term, which is generally one to three years from the applicable date of grant. The Company recognized compensation expense of $1.0 million and $1.9 million related to the restricted stock awards for the Current Quarter and Prior Quarter, respectively. As of March 31, 2021, there was $13.6 million of unrecognized compensation expense with a weighted-average remaining life of 2.4 years related to unvested restricted stock awards.
A summary of the Company’s restricted stock awards activity and related information for the Current Quarter is as follows:

	For the three months ended March 31, 2021
	Restricted Stock Awards	Weighted-average Grant Date Fair Value
Nonvested at December 31, 2020	2,003,072	$6.97
Granted	1,487,448	6.31
Vested	(484,816)	8.71
Forfeited	(301,395)	6.38
Nonvested at March 31, 2021	2,704,309	$6.36
Performance Share Units (PSUs)
During 2018 and 2019, the Company approved grants of performance share units (“PSUs”) that are subject to both performance-based and service-based vesting provisions. The number of shares of Class A Common Stock issued to a recipient upon vesting of the PSU will be calculated based on performance against certain metrics that relate to the Company’s return on asset performance over the January 1, 2018 through December 31, 2020, and January 1, 2019 through December 31, 2021 performance periods, respectively.
The target number of shares of Class A Common Stock subject to each PSU granted in 2018 and 2019 is one; however, based on the achievement of performance criteria, the number of shares of Class A Common Stock that may be received in settlement of each PSU can range from zero to 1.75 times the target number. The PSUs become earned at the end of the performance period after the attainment of the performance level has been certified by the compensation committee, which will be no later than June 30, 2021 for the 2018 PSU grants, and June 30, 2022 for the 2019 PSU grants, assuming the minimum performance metrics are achieved. The target PSUs that become earned PSUs during the performance period will be determined in accordance with the following table:
Return on Assets at Performance Period End Date	Percentage of Target PSUs Earned
Less than 9.6%	0%
9.6%	50%
12%	100%
14.4%	175%
All PSUs granted in 2018 did not achieve the performance-based vesting conditions and were forfeited. Also, during 2020, the Company revised the estimates for the PSUs granted in 2019, which are not expected to achieve the performance-based vesting conditions.
During 2020 and 2021, the Company approved grants of PSUs that are subject to both performance-based and service-based vesting provisions related to (i) return on asset performance (“ROA”) in comparison to thirteen peer companies and (ii) Adjusted Free Cash Flow (“FCF”) performance percentage. The number of shares of Class A Common Stock issued to a recipient upon vesting of the PSUs will be calculated based on ROA and FCF performance over the applicable period from either January 1, 2020 through December 31, 2022 or January 1, 2021 through December 31, 2023.
The target number of shares of Class A Common Stock subject to each PSU granted in 2020 and 2021 is one; however, based on the achievement of performance criteria, the number of shares of Class A Common Stock that may be received in settlement of each PSU can range from zero to 1.75 times the target number. The PSUs become earned at the end of the performance period after the attainment of the performance level has been certified by the compensation committee, which will be no later than June 30, 2023 for the 2020 PSU grants and June 30, 2024 for the 2021 PSU grants, assuming the applicable minimum performance metrics are achieved.
The target PSUs granted in 2020 that become earned connected with the ROA in comparison to other companies will be determined based on the Company’s Average Return on Assets (as defined in the applicable PSU agreement) relative to the Average Return on Assets of the peer companies (as defined in the applicable PSU agreement) in accordance with the following table, but only if the Company’s Average Return on

Assets is equal to or greater than 5% during the performance period. The target PSUs granted in 2021 removed the 5% minimum ROA for the Company and added that the Company must have a positive Total Shareholder Return (as defined in the applicable PSU agreement) over the performance period. As a result of this market condition being added, the 2021 PSUs will be valued each reporting period utilizing a Black-Scholes model.
Ranking Among Peer Group	Percentage of Target Amount Earned
Outside of Top 10	0%
Top 10	50%
Top 7	100%
Top 3	175%
The target PSUs that become earned in connection with the adjusted FCF performance percentage will be determined (as defined in the applicable PSU agreement) in accordance with the following table:
Adjusted FCF Performance Percentage	Percentage of Target Amount Earned
Less than 70%	0%
70%	50%
100%	100%
130%	175%
The fair value on the date the PSUs were granted during 2021, 2020, and 2019 was $4.2 million, $4.4 million, $7.0 million, respectively. Compensation expense related to the PSUs is determined by multiplying the number of shares of Class A Common Stock underlying such awards that, based on the Company’s estimate, are probable to vest by the measurement-date (i.e., the last day of each reporting period date) fair value and recognized using the accelerated attribution method. The Company recognized compensation expense of $0.4 million and a credit to compensation expense of $1.4 million related to the PSUs for the Current Quarter and Prior Quarter, respectively.
As of March 31, 2021, the unrecognized compensation cost related to our unvested PSUs is estimated to be $4.7 million and is expected to be recognized over a weighted-average period of 2.3 years. However, this compensation cost will be adjusted as appropriate throughout the applicable performance periods.
The following table summarizes the information about the performance share units outstanding as of March 31, 2021:
Performance Share Units
Nonvested as of December 31, 2020	1,763,909
Target shares granted	613,842
Target shares forfeited	(242,087)
Target shares outstanding as of March 31, 2021	2,135,664
Employee Stock Purchase Plan (ESPP)
The Company has an Employee Stock Purchase Plan (“ESPP”) under which employees that have been continuously employed for at least one year may purchase shares of Class A Common Stock at a discount. The plan provides for four offering periods for purchases: December 1 through February 28, March 1 through May 31, June 1 through August 31 and September 1 through November 30. At the end of each offering period, enrolled employees purchase shares of Class A Common Stock at a price equal to 95% of the market value of the stock on the last day of such offering period. The purchases are made at the end of an offering period with funds accumulated through payroll deductions over the course of the offering period. Subject to limitations set forth in the plan and under IRS regulations, eligible employees may elect to contribute a maximum of $15,000 to the plan in a single calendar year. The plan is deemed to be noncompensatory.

The following table summarizes ESPP activity (in thousands, except shares):
For the three months ended March 31, 2021
Cash received for shares issued	$14
Shares issued	2,145
Share Repurchases
During the Current Quarter, the Company repurchased 144,078 shares of Class A Common Stock in connection with employee minimum tax withholding requirements for units vested under the 2016 Plan. All repurchased shares were retired. During the Current Quarter, the repurchases were accounted for as a decrease to paid-in-capital of $0.9 million and a decrease to Class A Common Stock of approximately $1,400. In the Prior Quarter, the Company repurchased 849,711 shares in the open market and repurchased 129,680 shares in connection with employee minimum tax withholding requirements.
NOTE 10 — FAIR VALUE MEASUREMENT
The Company utilizes fair value measurements to measure assets and liabilities in a business combination or assess impairment and abandonment of property and equipment, intangible assets and goodwill. Fair value is defined as the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in an orderly transaction between market participants at the measurement date. Further, ASC 820, Fair Value Measurements, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and includes certain disclosure requirements. Fair value estimates are based on either (i) actual market data or (ii) assumptions that other market participants would use in pricing an asset or liability, including estimates of risk.
ASC 820 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy categorizes assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. The three levels are defined as follows:
Level 1 — Unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2 — Quoted prices for similar assets or liabilities in non-active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3 — Inputs that are unobservable and significant to the fair value measurement (including the Company’s own assumptions in determining fair value).
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. There were no transfers into, or out of, the three levels of the fair value hierarchy for the three months ended March 31, 2021 or the year ended December 31, 2020.
The following table presents information about the Company’s assets measured at fair value on a recurring and non-recurring basis as of March 31, 2021:
			Fair Value Measurements Using			Carrying
	Frequency	Measurement Date	Level 1	Level 2	Level 3	Value(1)	Impairment
			(in thousands)
Quarter Ended March 31, 2021
Investments	Recurring	March 31	1,546	—	—	1,546	—

(1)
Amount represents carrying value at the date of assessment.

Other fair value considerations
The carrying values of the Company’s current financial instruments, which include cash and cash equivalents, accounts receivable trade and accounts payable, approximate their fair value as of March 31, 2021 and December 31, 2020, due to the short-term maturity of these instruments. The Company did not have any bank debt as of March 31, 2021 or December 31, 2020. The estimated fair values of the Company’s financial instruments are not necessarily indicative of the amounts that would be realized in a current market exchange.
Nonmonetary transaction: During the third quarter of 2020, the Company had a nonmonetary exchange with a customer whereby the customer settled a $1.6 million accounts receivable balance using its restricted common stock, warrants and other privately traded securities. The Company uses the fair value option to account for this investment with the fair value derived from quoted active market pricing of the unrestricted, publicly-traded equity. The Company chose the fair value option because it represents the period-end value of the securities, which the Company has the ability to sell. The Company recorded a $1.8 million unrealized loss on the nonmonetary exchange during the Current Quarter based on the value of the equity at March 31, 2021, recognized within other (expense) income, net on the accompanying consolidated statements of operations. The $1.5 million of common stock and related securities was included in prepaid expenses and other current assets on the accompanying consolidated balance sheets as of March 31, 2021.
NOTE 11 — RELATED-PARTY TRANSACTIONS
The Company considers its related parties to be those stockholders who are beneficial owners of more than 5.0% of its common stock, executive officers, members of its board of directors or immediate family members of any of the foregoing persons, an investment in a company that is significantly influenced by a related party, and cost-method and equity-method investees. The Company has entered into a number of transactions with related parties. In accordance with the Company’s related persons transactions policy, the audit committee of the Company’s board of directors regularly reviews these transactions. However, the Company’s results of operations may have been different if these transactions were conducted with non-related parties.
During the Current Quarter, sales to related parties were $0.3 million and purchases from related-party vendors were $1.1 million. These purchases consisted of $0.9 million relating to the rental of certain equipment or other services used in operations and $0.2 million relating to management, consulting and other services.
During the Prior Quarter, sales to related parties were $2.4 million and purchases from related-party vendors were $4.2 million. These purchases consisted of $3.7 million relating to the rental of certain equipment or other services used in operations, $0.2 million relating to purchases of property and equipment, $0.2 million relating to management, consulting and other services and $0.1 million relating to inventory and consumables.
Tax Receivable Agreements
In connection with the Select 144A Offering, the Company entered into the Tax Receivable Agreements with the TRA Holders.
The first of the Tax Receivable Agreements, which the Company entered into with Legacy Owner Holdco and Crestview Partners II GP, L.P. (“Crestview GP”), generally provides for the payment by the Company to such TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax that the Company actually realizes (computed using simplifying assumptions to address the impact of state and local taxes) or is deemed to realize in certain circumstances in periods after the Select 144A Offering as a result of, as applicable to each such TRA Holder, (i) certain increases in tax basis that occur as a result of the Company’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder’s SES Holdings LLC Units in connection with the Select 144A Offering or pursuant to the exercise of the Exchange Right or the Company’s Call Right and (ii) imputed interest deemed to be paid by the Company as a result of, and additional tax basis arising from, any payments the Company makes under such Tax Receivable Agreement.

The second of the Tax Receivable Agreements, which the Company entered into with an affiliate of certain Legacy Owners and Crestview GP, generally provides for the payment by the Company to such TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax that the Company actually realizes (computed using simplifying assumptions to address the impact of state and local taxes) or is deemed to realize in certain circumstances in periods after the Select 144A Offering as a result of, as applicable to each such TRA Holder, (i) any net operating losses available to the Company as a result of certain reorganization transactions entered into in connection with the Select 144A Offering and (ii) imputed interest deemed to be paid by the Company as a result of any payments the Company makes under such Tax Receivable Agreement.
The Company has not recognized a liability associated with the Tax Receivable Agreements as of March 31, 2021 or December 31, 2020.
NOTE 12 — INCOME TAXES
The Company’s income tax information is presented in the table below. The effective tax rate is different than the 21% standard Federal rate due to net income allocated to noncontrolling interests, state income taxes and valuation allowances.
	Three months ended March 31,
	2021	2020
	(in thousands)
Current income tax benefit	$(197)	$(72)
Deferred income tax benefit	(66)	(92)
Total income tax benefit	$(263)	$(164)
Effective Tax Rate	1.0%	0.1%
On March 27, 2020, the CARES Act was enacted. The CARES Act includes, among other things, certain income tax provisions for businesses. The Company recognized an income tax benefit of $0.4 million during the Prior Quarter, as a result of the net operating loss carryback and interest expense limitation provisions of the CARES Act.
NOTE 13 — NONCONTROLLING INTERESTS
The Company’s noncontrolling interests fall into two categories as follows:
•
Noncontrolling interests attributable to joint ventures formed for water-related services.

•
Noncontrolling interests attributable to holders of Class B Common Stock.

	As of March 31, 2021	As of December 31, 2020
	(in thousands)
Noncontrolling interests attributable to joint ventures formed for water-related services	$1,080	$2,002
Noncontrolling interests attributable to holders of Class B Common Stock	105,494	110,819
Total noncontrolling interests	$106,574	$112,821
During the Current Quarter, the Company dissolved one of its water-related services joint ventures and increased its ownership interest in another joint venture, which combined eliminated $0.9 million of noncontrolling interest. During the Prior Quarter, there were no changes to Select’s ownership interest in joint ventures formed for water-related services. Additionally, for all periods presented, there were changes in Select’s ownership interest in SES Holdings LLC. The effects of the changes in Select’s ownership interest in SES Holdings LLC are as follows:

	For the three months ended March 31,
	2021	2020
	(in thousands)
Net loss attributable to Select Energy Services, Inc.	$(23,107)	$(245,862)
Transfers from (to) noncontrolling interests:
Increase in additional paid-in capital as a result of restricted stock issuance, net of forfeitures	1,226	1,831
Increase in additional paid-in capital as a result of issuance of common stock due to vesting of restricted stock units	—	1
Decrease in additional paid-in capital as a result of the repurchase of SES Holdings LLC Units	(15)	(603)
Increase in additional paid-in capital as a result of the Employee Stock Purchase Plan shares issued	—	3
Change to equity from net loss attributable to Select Energy Services, Inc. and transfers from noncontrolling interests	$(21,896)	$(244,630)
NOTE 14 — LOSS PER SHARE
Loss per share are based on the amount of loss allocated to the stockholders and the weighted-average number of shares outstanding during the period for each class of common stock. Outstanding options to purchase 2,272,441 and 3,777,228 shares of Class A Common Stock are not included in the calculation of diluted weighted-average shares outstanding for the Current Quarter and Prior Quarter, respectively, as the effect is antidilutive.
The following tables present the Company’s calculation of basic and diluted loss per share for the Current and Prior Quarter (dollars in thousands, except share and per share amounts):
	Three months ended March 31, 2021			Three months ended March 31, 2020
	Select Energy Services, Inc.	Class A	Class B	Select Energy Services, Inc.	Class A	Class B
Numerator:
Net loss	$(27,421)			$(291,220)
Net loss attributable to noncontrolling interests	4,314			45,358
Net loss attributable to Select Energy Services, Inc. – basic	$(23,107)	$(23,107)	$—	$(245,862)	$(245,862)	$—
Net loss attributable to Select Energy Services, Inc. – diluted	$(23,107)	$(23,107)	$—	$(245,862)	$(245,862)	$—
Denominator:
Weighted-average shares of common stock outstanding – basic		84,989,945	16,221,101		86,104,925	16,221,101
Weighted-average shares of common stock outstanding – diluted		84,989,945	16,221,101		86,104,925	16,221,101
Loss per share:
Basic		$(0.27)	$—		$(2.86)	$—
Diluted		$(0.27)	$—		$(2.86)	$—

NOTE 15 — SEGMENT INFORMATION
Select Inc. is a leading provider of comprehensive water-management and chemical solutions to the oil and gas industry in the U.S. The Company’s services are offered through three reportable segments. Reportable segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the CODM in deciding how to allocate resources and assess performance. The Company’s CODM assesses performance and allocates resources on the basis of the three reportable segments. Corporate and other expenses that do not individually meet the criteria for segment reporting are reported separately as Corporate or Other.
The Company’s CODM assesses performance and allocates resources on the basis of the following three reportable segments:
Water Services — The Water Services segment consists of the Company’s services businesses, including water transfer, flowback and well testing, fluids hauling, water containment and water network automation, primarily serving E&P companies. Additionally, this segment includes the operations of our accommodations and rentals business as well as the Company’s industrial solutions business.
Water Infrastructure — The Water Infrastructure segment consists of the Company’s infrastructure assets, including operations associated with our water sourcing and pipeline infrastructure, our water recycling solutions and infrastructure, and our produced water gathering systems and saltwater disposal wells, primarily serving E&P companies.
Oilfield Chemicals — The Oilfield Chemicals segment provides technical solutions and expertise related to chemical applications in the oil and gas industry. We also have significant capabilities in supplying logistics for chemical applications. We develop, manufacture and provide a full suite of chemicals used in hydraulic fracturing, stimulation, cementing, production, pipelines and well completions. Given the breadth of chemicals and application expertise we provide, our customers range from pressure pumpers to major integrated and independent U.S. and international oil and gas producers. This segment also utilizes its chemical experience and lab testing capabilities to customize tailored water treatment solutions designed to optimize the fracturing fluid system in conjunction with the quality of water used in well completions.
Financial information by segment for the Current and Prior Quarter is as follows:
	For the three months ended March 31, 2021
	Revenue	(Loss) Income before taxes	Depreciation and Amortization	Capital Expenditures
	(in thousands)
Water Services	$66,717	$(13,310)	$13,054	$269
Water Infrastructure	37,805	1,657	6,255	4,460
Oilfield Chemicals	41,812	(1,477)	2,340	561
Other	—	(13)	—	1
Eliminations	(2,592)	—	—	—
Loss from operations	(13,143)
Corporate	—	(11,901)	650	—
Interest expense, net	—	(435)	—	—
Other expense, net	—	(2,205)	—	—
	$143,742	$(27,684)	$22,299	$5,291

	For the three months ended March 31, 2020
	Revenue	(Loss) Income before taxes	Depreciation and Amortization	Capital Expenditures
	(in thousands)
Water Services	$150,152	$(195,900)	$17,156	$1,267
Water Infrastructure	57,884	(82,077)	7,028	2,568
Oilfield Chemicals	71,028	(2,896)	1,998	2,890
Other	—	25	—	325
Eliminations	(779)	—	—	—
Loss from operations	(280,848)
Corporate	—	(9,983)	685	—
Interest expense, net	—	(331)	—	—
Other expense, net	—	(222)	—	—
	$278,285	$(291,384)	$26,867	$7,050
Total assets by segment as of March 31, 2021 and December 31, 2020, is as follows:
	As of March 31, 2021	As of December 31, 2020
	(in thousands)
Water Services	$494,495	$515,856
Water Infrastructure	206,825	204,995
Oilfield Chemicals	151,078	147,612
Other	6,260	6,896
	$858,658	$875,359
NOTE 16 — SUBSEQUENT EVENTS
On April 20, 2021, an entity acquired in the Rockwater Merger formally pled guilty to violations of the Clean Air Act that occurred prior to the Rockwater Merger and entered a plea agreement before the U.S. District Court for the Middle District of Pennsylvania. Entry into this plea agreement has resolved the government’s prosecution related to Rockwater’s altering emissions controls systems on less than 5% of the vehicles in the fleet. The Company made final payments in April totaling $2.6 million, which was the amount accrued as of both March 31, 2021 and December 31, 2020, and did not incur additional monetary penalties or fines. The total amount paid in settlement of this matter was $4.3 million.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this report, as well as the historical consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2020, filed with the Securities and Exchange Commission on February 24, 2021 (our “2020 Form 10-K”). This discussion and analysis contains forward-looking statements based upon our current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors as described under “Cautionary Note Regarding Forward-Looking Statements” and other cautionary statements described under the heading “Risk Factors” included in our 2020 Form 10-K and this Quarterly Report on Form 10-Q. We assume no obligation to update any of these forward-looking statements.
This discussion relates to the three months ended March 31, 2021 (the “Current Quarter”) and the three months ended March 31, 2020 (the “Prior Quarter”).
Overview
We are a leading provider of comprehensive water-management and chemical solutions to the oil and gas industry in the United States (“U.S.”). We also develop, manufacture and deliver a full suite of chemical products for use in oil and gas well completion and production operations. As a leader in the water solutions industry, we place the utmost importance on safe, environmentally responsible management of oilfield water throughout the lifecycle of a well. Additionally, we believe that responsibly managing water resources through our operations to help conserve and protect the environment in the communities in which we operate is paramount to our continued success.
In many regions of the country, there has been growing concern about the volumes of water required for new oil and gas well completions. Working with our customers and local communities, we strive to be an industry leader in the development of cost-effective alternatives to fresh water. Specifically, we offer services that enable our exploration and production (“E&P”) customers to treat and reuse produced water, thereby reducing the demand for fresh water while also reducing the volumes of saltwater that must be disposed by injection. In many areas, we have also acquired sources of non-potable water, such as brackish water or municipal or industrial effluent. Through our expertise in chemical technologies and our FluidMatch™ design solutions, we provide water profiling and fluid assessment services for our customers to support the optimization of their fluid systems, enabling the economic use of these alternative sources. We also work with our E&P customers to reduce the environmental footprint of their operations through the use of temporary hose and permanent pipeline systems, which are supported by extensive monitoring and automation technology solutions that provide safer and more efficient water resource management. These solutions significantly reduce the demand for trucking operations, thereby reducing diesel exhaust emissions, increasing safety and decreasing traffic congestion in nearby communities.
Environmental Consciousness
We are one of the few large public oilfield services companies whose primary focus is on the management of water and water logistics in the oil and gas industry. Accordingly, the importance of responsibly managing water resources through both our operations and recycling efforts to help conserve water and protect the environment is paramount to our continued success. We view our unique position as an opportunity to transform water management by leveraging our oilfield chemicals business to develop produced water management solutions that increase our customers’ ability to reuse this produced water and add value to their operations. As for management of water logistics, our Company was founded with a focus on water transfer through temporary and permanent pipeline, which substantially reduces the industry’s use of traditional trucking services for water transfer operations, thereby significantly reducing emissions generated by semi-trucks moving water and reducing the level of truck traffic on the roads in the areas in which we operate. We estimate that we eliminate over 3,800 truckloads that would have been necessary to deliver water during a single well completion job using our temporary and permanent pipeline. We estimate that in 2020 alone, Select reduced CO2 emissions by more than 48,000 metric tons by displacing 1.6 million truckloads from the roads. We also work diligently to implement “green” initiatives when possible that reduce our environmental footprint. For example, we continue to reduce emissions through efficiency gains from our investments in automation technology and are deploying specialized flowback and production technology dedicated to capturing and reducing methane emissions on-site. Additionally, we already deploy solar power on the majority of our automation fleet, and we continue to look for ways to build solutions to replace diesel with natural gas, electric or solar powered solutions.
Separate from our water solutions business, our oilfield chemicals business utilizes environmentally-conscious chemistry when possible, such as using non-detectable solvents, replacing nonylphenol ethoxylates with alcohol ethoxylates, and replacing crude oil-derived raw materials with cleaner, natural gas derived materials. The chemistries we have developed allow for extended use of produced water and the reuse of produced water without the need for extensive reconditioning measures. We have made significant changes in our operations to improve our water management and chemical solutions to support environmental protection, and while we are proud of what we have accomplished, we are constantly striving to improve in these areas. We regularly interact with local, state, and federal governments in order to promote compliance with applicable laws and regulations, and we aim to develop partnerships with officials to enhance the responsible use of natural resources as oil and gas development matures.
Recent Developments
We believe the ongoing effects of the COVID-19 pandemic on our operations have had a material negative impact on our financial results, and while vaccine deployment is rapidly underway, such negative impact may continue well beyond the containment of the pandemic until economies, associated oil demand and resulting oilfield activity improves. While we have seen activity improve considerably since the low points experienced in 2020, there remains uncertainty, and we believe global oil demand is expected to remain challenged at least until the COVID-19 pandemic can be contained globally, and any material increases to oil supply in the near-term could challenge oil prices and subsequently the activity levels of our customers and the resulting demand for our services. We cannot provide assurance that our assumptions used to estimate our future financial results will be correct given the unpredictable nature of the current market environment after the rapid decline in the demand for oil and demand for our services. As a consequence, our ability to accurately forecast our activity and profitability is uncertain.
The magnitude and ultimate duration of the COVID-19 pandemic is also uncertain. Therefore, we cannot estimate the impact on our business, financial condition or near- or longer-term financial or operational results with certainty. During 2020, we took actions to protect our balance sheet and maintain our liquidity, including significantly decreasing our operating expenses by reducing headcount, reducing salaries and director compensation, closing yard locations, idling facilities, reducing third-party expenses and streamlining operations, as well as reducing capital expenditures. We also deferred employer payroll tax payments in accordance with the provisions of the CARES Act, and may take advantage of future legislation passed by the U.S. Congress in response to the COVID-19 pandemic. In this environment, the Company has planned for a range of scenarios and has taken a number of actions. To protect our workforce during the COVID-19 pandemic, we have taken steps to support our people who are affected by the virus, manage work-from-home scheduling as appropriate, limit on-site visitors, and monitor and consistently communicate with those who are required to be at a work location, while also providing these employees with additional personal protective equipment.
Based on our current cash and cash equivalents balance, operating cash flow, available borrowings under our Credit Agreement and the ongoing actions discussed above, we believe that we will be able to maintain sufficient liquidity to satisfy our obligations and remain in compliance with our existing debt covenants through the next twelve months, prior to giving effect to any future financing that may occur.
As a result of reduced production and economic recovery in much of the world, oil and gas prices improved in the Current Quarter. During the Current Quarter, the average spot price of West Texas Intermediate (“WTI”) crude oil was $58.09 versus an average price of $45.34 for the Prior Quarter. The average Henry Hub natural gas spot price during the Current Quarter, was $3.56 versus an average of $1.91 for the Prior Quarter.
Many of our customers have also pledged to prioritize managing their capital spending to within cash flow from operations and increase debt repayment and/or returns of capital to investors. Additionally, consolidation among our customers and decreases in our customers’ capital budgeting can disrupt our market in the near term and the resulting demand for our services. Recent market conditions have resulted in a number of consolidation, restructuring and bankruptcy activities in the industry. While the broader capital markets have recovered considerably, recent market conditions combined with current investor sentiment may make it challenging for additional distressed oil and gas companies, specifically, to resolve their debt covenant and liquidity challenges in the near-term, potentially resulting in a number of restructuring activities, including bankruptcies, in the industry. While we see no immediate need for additional capital given our liquidity position, this difficulty in accessing capital markets may negatively impact some of our highly leveraged customers and competitors.
Outside of the macroeconomic challenges, from an operational standpoint, many of the recent trends still apply to ongoing unconventional oil and gas development. For example, while we believe leading-edge lateral lengths and proppant use are plateauing, the average operator continues to catch up to this leading edge. The continued trend towards multi-well pad development, executed within a limited time frame, has increased the overall complexity of well completions, while increasing frac efficiency and the use of lower-cost in-basin sand has decreased total costs for our customers. However, we note the continued efficiency gains in the well completions process can limit the days we spend on the wellsite and therefore, negatively impact the total revenue opportunity for certain of our services utilizing day-rate pricing models.
This multi-well pad development, combined with recent upstream acreage consolidation and the emerging trends around the reuse applications of produced water, particularly in the Permian Basin, however, provides significant opportunity for companies like us that can deliver increasingly complex solutions for our E&P customers across the full completion and production lifecycle of wells.
The trend of increased use of produced water will require additional chemical treatment solutions, and we have a dedicated team of specialists focused every day on developing and deploying innovative water treatment and reuse services for our customers. With our water treatment capabilities, our Well Chemical Services (“WCS”) team and our knowledge base within our Oilfield Chemicals segment, we are well positioned to advance these solutions. This trend also supports more complex “on the fly” solutions that treat, proportion, and blend various streams of water and chemicals at the wellsite. This complexity favors service companies able to provide advanced technology solutions that are able to economically compete with alternative historical solutions. Ultimately, Select intends to play an important role in the advancement of water and chemical solutions that are designed to meet the sustainability goals of all stakeholders.
Our water logistics, treatment, and chemical application expertise, in combination with advanced technology solutions, are applicable to other industries beyond oil and gas. We have a significant customer in the paper industry, and are working to further commercialize our services in the pulp and paper industry, as well as in other industrial businesses.
Permian Basin Recycling Facility Projects
We were recently awarded two new produced water recycling facility contracts serving key customers in the Permian Basin. These state-of-the-art facilities will allow us to leverage our expertise in frac chemistry and fluid optimization to provide customers with a consistent water quality standard for use in completion activities. These investments will bring our total centralized produced water recycling capacity in the Permian Basin to approximately 250,000 barrels of water per day, which is supplemented by our mobile recycling technologies and capabilities that are currently supporting nearly 150,000 barrels per day of active produced water recycling projects.
The first facility is a new fixed infrastructure produced water recycling facility project serving the core of the Midland Basin in both Martin and Midland Counties, Texas. We have invested approximately $6 million in this facility, which was fully operational at the end of Current Quarter. This project is supported by a long-term contract with a leading, large independent operator in the Midland Basin for the purchase and delivery of recycled produced water. This facility supports the recycling of up to 50,000 barrels of water per day while providing 2 million barrels of recycled water storage capacity. Additional incremental capacity beyond the contracted volumes creates an opportunity for growth with the contracted customer, as well as the opportunity to further commercialize the facility to support the needs of other operators in the area. Since the facility began operations, we have successfully commercialized this incremental capacity, having already received volumes from a second customer and having contracted future volumes with a third customer.
We also developed a centralized produced water recycling facility for a major integrated operator in Loving County, Texas in the Delaware Basin. This facility is designed to recycle up to 30,000 barrels of produced water per day and is supported by 1 million barrels of adjacent recycled water storage capacity. This facility was fully operational at the end of the Current Quarter. This project supplements our sizable existing footprint of water storage, distribution and recycling infrastructure in the Delaware Basin.
February 2021 Severe Weather
Severe winter weather in February 2021 negatively impacted our Current Quarter results, equating to approximately one lost week of operations across most of our locations, with extended raw material shortages that impacted our Oilfield Chemicals segment into March. We estimate that this negatively impacted Current Quarter revenue by an amount ranging from $9 million to $12 million.
Our Segments
Our services are offered through three reportable segments: (i) Water Services; (ii) Water Infrastructure; and (iii) Oilfield Chemicals.
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Water Services.   The Water Services segment consists of the Company’s services businesses, including water transfer, flowback and well testing, fluids hauling, water containment and water network automation, primarily serving E&P companies. Additionally, this segment includes the operations of our accommodations and rentals business as well as the Company’s industrial solutions business.

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Water Infrastructure.   The Water Infrastructure segment consists of the Company’s infrastructure assets, including operations associated with our water sourcing and pipeline infrastructure, our water recycling solutions and infrastructure, and our produced water gathering systems and saltwater disposal wells, primarily serving E&P companies.

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Oilfield Chemicals.   The Oilfield Chemicals segment provides technical solutions and expertise related to chemical applications in the oil and gas industry. We also have significant capabilities in supplying logistics for chemical applications. We develop, manufacture and provide a full suite of chemicals used in hydraulic fracturing, stimulation, cementing, production, pipelines and well completions. Given the breadth of chemicals and application expertise we provide, our customers range from pressure pumpers to major integrated and independent U.S. and international oil and gas producers. This segment also utilizes its chemical experience and lab testing capabilities to customize tailored water treatment solutions designed to optimize the fracturing fluid system in conjunction with the quality of water used in well completions.

How We Generate Revenue
We currently generate the majority of our revenue through our water-management services associated with hydraulic fracturing, provided through our Water Services and Water Infrastructure segments. The majority of this revenue is realized through customer agreements with fixed pricing terms and is recognized when delivery of services is provided, generally at our customers’ sites. While we have some long-term pricing arrangements, particularly in our Water Infrastructure segment, most of our water and water-related services are priced based on prevailing market conditions, giving due consideration to the specific requirements of the customer.
We also generate revenue by providing completion, specialty chemicals and production chemicals through our Oilfield Chemicals segment. We invoice the majority of our Oilfield Chemicals customers for services provided based on the quantity of chemicals used or pursuant to short-term contracts as the customers’ needs arise.

Costs of Conducting Our Business
The principal expenses involved in conducting our business are labor costs, vehicle and equipment costs (including depreciation, repair, rental and maintenance and leasing costs), raw materials and water sourcing costs and fuel costs. Our fixed costs are relatively low. Most of the costs of serving our customers are variable, i.e., they are incurred only when we provide water and water-related services, or chemicals and chemical-related services to our customers.
Labor costs associated with our employees and contract labor comprise the largest portion of our costs of doing business. We incurred labor and labor-related costs of $57.9 million and $101.6 million for the Current Quarter and Prior Quarter, respectively. The majority of our recurring labor costs are variable and are incurred only while we are providing our operational services. We also incur costs to employ personnel to sell and supervise our services and perform maintenance on our assets, which is not directly tied to our level of business activity. Additionally, we incur selling, general and administrative costs for compensation of our administrative personnel at our field sites and in our operational and corporate headquarters. In light of the challenging activity and pricing trends, management took direct action during 2020 to reduce operating and equipment costs, as well as selling, general and administrative costs, to proactively manage these expenses as a percentage of revenue.
We incur significant vehicle and equipment costs in connection with the services we provide, including depreciation, repairs and maintenance, rental and leasing costs. We incurred vehicle and equipment costs of $34.7 million and $53.7 million for the Current Quarter and Prior Quarter, respectively. Due to market conditions and the decreased demand for our services, we took significant direct action during 2020 to reduce ongoing rental and leasing costs.
We incur variable transportation costs associated with our service lines, predominately fuel and freight. We incurred fuel and freight costs of $10.9 million and $18.1 million for the Current Quarter and Prior Quarter, respectively. Fuel prices impact our transportation costs, which affect the pricing and demand for our services and therefore our results of operations.
We incur raw material costs in manufacturing our chemical products, as well as for water that we source for our customers. We incurred raw material costs of $45.0 million and $70.1 million for the Current Quarter and Prior Quarter, respectively. Rising naphtha prices during the Current Quarter had a negative impact on our Oilfield Chemicals margins, prior to passing these increased costs on to our customers.
How We Evaluate Our Operations
We use a variety of operational and financial metrics to assess our performance. Among other measures, management considers each of the following:
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Revenue;

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Gross Profit;

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Gross Margins;

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EBITDA; and

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Adjusted EBITDA.

Revenue
We analyze our revenue and assess our performance by comparing actual monthly revenue to our internal projections and across periods. We also assess incremental changes in revenue compared to incremental changes in direct operating costs, and selling, general and administrative expenses across our reportable segments to identify potential areas for improvement, as well as to determine whether segment performance is meeting management’s expectations.
Gross Profit
To measure our financial performance, we analyze our gross profit, which we define as revenues less direct operating expenses (including depreciation and amortization expenses). We believe gross profit provides insight into profitability and true operating performance of our assets. We also compare gross profit to prior periods and across segments to identify trends as well as underperforming segments.
Gross Margins
Gross margins provide an important gauge of how effective we are at converting revenue into profits. This metric works in tandem with gross profit to ensure that we do not increase gross profit at the expense of lower margins, nor pursue higher gross margins at the expense of declining gross profits. We track gross margins by segment and service line and compare them across prior periods and across segments and service lines to identify trends as well as underperforming segments.
EBITDA and Adjusted EBITDA
We view EBITDA and Adjusted EBITDA as important indicators of performance. We define EBITDA as net income/(loss), plus interest expense, income taxes, and depreciation and amortization. We define Adjusted EBITDA as EBITDA plus/(minus) loss/(income) from discontinued operations, plus any impairment charges or asset write-offs pursuant to accounting principles generally accepted in the U.S. (“GAAP”), plus non-cash losses on the sale of assets or subsidiaries, non-recurring compensation expense, non-cash compensation expense, and non-recurring or unusual expenses or charges, including severance expenses, transaction costs, or facilities-related exit and disposal-related expenditures and plus/(minus) foreign currency losses/(gains). The adjustments to EBITDA are generally consistent with such adjustments described in our Credit Facility. See “— Note Regarding Non-GAAP Financial Measures — EBITDA and Adjusted EBITDA” for more information and a reconciliation of EBITDA and Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP.
Factors Affecting the Comparability of Our Results of Operations to Our Historical Results of Operations
Our future results of operations may not be comparable to our historical results of operations for the periods presented, primarily for the reasons described below and those described in “— Industry Overview” above.
Results of Operations
The following tables set forth our results of operations for the periods presented, including revenue by segment.
Current Quarter Compared to the Prior Quarter
	Three months ended March 31,		Change
	2021	2020	Dollars	Percentage
	(in thousands)
Revenue
Water Services	$64,223	$149,511	$(85,288)	(57.0)%
Water Infrastructure	37,803	57,762	(19,959)	(34.6)%
Oilfield Chemicals	41,716	71,012	(29,296)	(41.3)%
Total revenue	143,742	278,285	(134,543)	(48.3)%
Costs of revenue
Water Services	62,324	129,114	(66,790)	(51.7)%
Water Infrastructure	26,399	47,813	(21,414)	(44.8)%
Oilfield Chemicals	37,766	59,876	(22,110)	(36.9)%
Other	—	4	(4)	NM
Depreciation and amortization	21,650	26,182	(4,532)	(17.3)%
Total costs of revenue	148,139	262,989	(114,850)	(43.7)%

	Three months ended March 31,		Change
	2021	2020	Dollars	Percentage
	(in thousands)
Gross (loss) profit	(4,397)	15,296	(19,693)	(128.7)%
Operating expenses
Selling, general and administrative	19,894	25,289	(5,395)	(21.3)%
Depreciation and amortization	649	685	(36)	(5.3)%
Impairment of goodwill and trademark	—	276,016	(276,016)	NM
Impairment and abandonment of property and equipment	—	3,184	(3,184)	NM
Lease abandonment costs	104	953	(849)	NM
Total operating expenses	20,647	306,127	(285,480)	(93.3)%
Loss from operations	(25,044)	(290,831)	265,787	NM
Other (expense) income
Losses on sales of property and equipment and divestitures, net	(579)	(435)	(144)	33.1%
Interest expense, net	(435)	(331)	(104)	31.4%
Foreign currency gain (loss), net	3	(46)	49	NM
Other (expense) income, net	(1,629)	259	(1,888)	NM
Loss before income tax benefit	(27,684)	(291,384)	263,700	NM
Income tax benefit	263	164	99	NM
Net loss	$(27,421)	$(291,220)	$263,799	NM

Revenue
Our revenue decreased $134.5 million, or 48.3%, to $143.7 million for the Current Quarter compared to $278.3 million for the Prior Quarter. The decrease was driven by an $85.3 million decline in Water Services revenue, a $20.0 million decline in Water Infrastructure revenue and a $29.3 million decline in Oilfield Chemicals revenue. These declines were primarily due to lower demand for our services resulting from a reduction in drilling and completions activity impacted by the COVID-19 pandemic, severe winter weather in the Current Quarter and reduced pricing for some of our services. For the Current Quarter, our Water Services, Water Infrastructure and Oilfield Chemicals constituted 44.7%, 26.3% and 29.0% of our total revenue, respectively, compared to 53.7%, 20.8% and 25.5%, respectively, for the Prior Quarter. The revenue changes by reportable segment are as follows:
Water Services.   Revenue decreased $85.3 million, or 57.0%, to $64.2 million for the Current Quarter compared to $149.5 million for the Prior Quarter. The decrease was primarily attributable to lower demand for our services resulting from a reduction in drilling and completions activity impacted by the COVID-19 pandemic, severe winter weather in the Current Quarter and reduced pricing for some of our services.
Water Infrastructure.   Revenue decreased by $20.0 million, or 34.6%, to $37.8 million for the Current Quarter compared to $57.8 million for the Prior Quarter. The decrease was primarily attributable to lower demand for our services resulting from a reduction in completions activity impacted by the COVID-19 pandemic and severe winter weather in the Current Quarter.
Oilfield Chemicals.   Revenue decreased $29.3 million, or 41.3%, to $41.7 million for the Current Quarter compared to $71.0 million for the Prior Quarter. The decrease was primarily attributable to lower demand for our services resulting from a reduction in completions activity impacted by the COVID-19 pandemic, severe winter weather in the Current Quarter and reduced pricing for some of our services.
Costs of Revenue
Costs of revenue decreased $114.9 million, or 43.7%, to $148.1 million for the Current Quarter compared to $263.0 million for the Prior Quarter. The decrease was primarily due to a $66.8 million decline in Water Services costs, a $21.4 million decline in Water Infrastructure costs, and a $22.1 million decline in Oilfield Chemicals costs due to lower revenue discussed above. Also, depreciation and amortization expense decreased by $4.5 million, primarily due to a lower fixed asset base.
Water Services.   Cost of revenue decreased $66.8 million, or 51.7%, to $62.3 million for the Current Quarter compared to $129.1 million for the Prior Quarter. Cost of revenue as a percent of revenue increased from 86.4% to 97.0% due to significant reductions in revenue-generating activity and pricing reductions we could not fully offset with cost reductions.
Water Infrastructure.   Cost of revenue decreased $21.4 million, or 44.8%, to $26.4 million for the Current Quarter compared to $47.8 million for the Prior Quarter. Cost of revenue as a percent of revenue decreased from 82.8% to 69.8% primarily due to a higher relative contribution from high-margin pipeline revenue as well as a discrete cost in the Prior Quarter related to a customer bankruptcy that did not recur.
Oilfield Chemicals.   Costs of revenue decreased $22.1 million, or 36.9%, to $37.8 million for the Current Quarter compared to $59.9 million for the Prior Quarter. Cost of revenue as a percent of revenue increased from 84.3% to 90.5% primarily due to significant reductions in revenue-generating activity we could not fully offset with cost reductions, as well as increased raw material pricing that could not be immediately passed on to our customers.
Depreciation and Amortization.   Depreciation and amortization expense decreased $4.5 million, or 17.3%, to $21.7 million for the Current Quarter compared to $26.2 million for the Prior Quarter, primarily due to a lower fixed asset base.
Gross (Loss) Profit
Gross (loss) profit decreased by $19.7 million, or 128.7%, to a gross loss of $4.4 million for the Current Quarter compared to a gross profit of $15.3 million for the Prior Quarter primarily due to lower revenue in all three segments resulting from decreased activity levels combined with decreased pricing that could not be fully offset with reductions in cost. Gross profit decreased by $18.5 million and $7.2 million in our Water Services and Oilfield Chemicals segments, respectively. This was partially offset by a $4.5 million decrease in depreciation and amortization expense and Water Infrastructure gross profit increase of $1.5 million. Gross margin as a percent of revenue was (3.1%) and 5.5% in the Current Quarter and Prior Quarter, respectively.
Selling, General and Administrative Expenses
Selling, general and administrative expenses decreased $5.4 million, or 21.3%, to $19.9 million for the Current Quarter compared to $25.3 million for the Prior Quarter. The decrease was primarily due to $3.3 million lower wages and associated payroll taxes, a $2.1 million decrease in bad debt expense, reductions of $0.9 million in incentive compensation costs, $0.3 million in travel, meals and entertainment costs, $0.3 million in professional fees, and $0.8 million of other expense reductions from cost-cutting measures in response to lower demand partially offset by a $1.5 million increase in non-recurring severance charges and a $0.8 million increase in equity-based compensation costs.
Impairment
Goodwill and trademark impairment costs were zero and $276.0 million for the Current Quarter and Prior Quarter, respectively. During the Prior Quarter, all of our goodwill was impaired due to the significant decline in oil prices and the uncertainty associated with the future recovery. We also recorded a $9.1 million partial impairment of our Rockwater trademark.
Lease Abandonment Costs
Lease abandonment costs were $0.1 million and $1.0 million in the Current Quarter and Prior Quarter, respectively. During the Current Quarter, lease abandonment costs primarily related to expenses associated with facilities previously abandoned. The Prior Quarter costs were primarily due to leases abandoned during the Prior Quarter associated with realignment and combining activity on fewer leased properties.

Net Interest Expense
Net interest expense increased by $0.1 million, or 31.4%, to $0.4 million for the Current Quarter compared to $0.3 million in the Prior Quarter primarily due to lower interest income earned on cash balances as a result of lower interest rates.
Other Expense/(Income)
Other expense/(income) increased by $1.9 million to $1.6 million in the Current Quarter versus $0.3 million of other income in the Prior Quarter primarily due to the mark-to-market of equities using the fair value option.
Net Loss
Net loss decreased by $263.8 million, to a net loss of $27.4 million for the Current Quarter compared to a net loss of $291.2 million for the Prior Quarter, primarily driven by the $276.0 million in goodwill and trademark impairment costs in the Prior Quarter partially offset by the impact of the severe winter weather experienced in the Current Quarter.
Comparison of Non-GAAP Financial Measures
We view EBITDA and Adjusted EBITDA as important indicators of performance. We define EBITDA as net income (loss), plus interest expense, income taxes, and depreciation and amortization. We define Adjusted EBITDA as EBITDA plus/(minus) loss/(income) from discontinued operations, plus any impairment charges or asset write-offs pursuant to GAAP, plus non-cash losses on the sale of assets or subsidiaries, non-recurring compensation expense, non-cash compensation expense, and non-recurring or unusual expenses or charges, including severance expenses, transaction costs, or facilities-related exit and disposal-related expenditures and plus/(minus) foreign currency losses/(gains). The adjustments to EBITDA are generally consistent with such adjustments described in our Credit Facility. See “— Note Regarding Non-GAAP Financial Measures — EBITDA and Adjusted EBITDA” for more information and a reconciliation of EBITDA and Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP.
Our board of directors, management and many investors use EBITDA and Adjusted EBITDA to assess our financial performance because it allows them to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization) and items outside the control of our management team. We present EBITDA and Adjusted EBITDA because we believe they provide useful information regarding the factors and trends affecting our business in addition to measures calculated under GAAP.
Note Regarding Non-GAAP Financial Measures
EBITDA and Adjusted EBITDA
EBITDA and Adjusted EBITDA are not financial measures presented in accordance with GAAP. We believe that the presentation of these non-GAAP financial measures will provide useful information to investors in assessing our financial performance and results of operations. Net income is the GAAP measure most directly comparable to EBITDA and Adjusted EBITDA. Our non-GAAP financial measures should not be considered as alternatives to the most directly comparable GAAP financial measure. Each of these non-GAAP financial measures has important limitations as an analytical tool due to the exclusion of some but not all items that affect the most directly comparable GAAP financial measures. One should not consider EBITDA or Adjusted EBITDA in isolation or as substitutes for an analysis of our results as reported under GAAP. Because EBITDA and Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of these non-GAAP financial measures may not be comparable to similarly titled measures of other companies, thereby diminishing their utility. For further discussion, please see “Item 6. Selected Financial Data” in our 2020 Form 10-K.

The following table sets forth our reconciliation of EBITDA and Adjusted EBITDA to our net (loss) income, which is the most directly comparable GAAP measure for the periods presented:
	Three months ended March 31,
	2021	2020
	(in thousands)
Net loss	$(27,421)	$(291,220)
Interest expense, net	435	331
Income tax benefit	(263)	(164)
Depreciation and amortization	22,299	26,867
EBITDA	(4,950)	(264,186)
Non-recurring severance expenses(1)	3,225	3,502
Non-cash compensation expenses	1,422	574
Non-cash loss on sale of assets or subsidiaries(2)	697	1,627
Non-recurring transaction costs(3)	412	12
Lease abandonment costs(4)	104	953
Impairment of goodwill and trademark(4)	—	276,016
Impairment and abandonment of property and equipment(4)	—	3,184
Yard closure costs related to consolidating operations(4)	—	1,950
Foreign currency (gain) loss, net	(3)	46
Adjusted EBITDA	$907	$23,678

(1)
For the Current Quarter, these costs related to severance costs associated with our former CEO. For the Prior Quarter, these costs related to severance due to the significant adverse change to the demand for the Company’s services in connection with a significant decline in the price of oil.

(2)
For the Current Quarter, the losses were primarily due to sales of real estate and underutilized or obsolete property and equipment. For the Prior Quarter, the losses were primarily due to sales of underutilized or obsolete property and equipment.

(3)
For the Current Quarter, these costs were primarily legal related due diligence costs as well as costs related to certain subsidiaries acquired in the Rockwater Merger.

(4)
For the Prior Quarter, these costs were due to the significant adverse change to the demand for the Company’s services in connection with a significant decline in the price of oil.

EBITDA was ($5.0) million for the Current Quarter compared to ($264.2) million for the Prior Quarter. The $259.2 million increase in EBITDA was primarily driven by the $276.0 million in goodwill and trademark impairment costs in the Prior Quarter, a decrease of $24.2 million in gross profit offset by a $5.4 million decrease in selling, general and administrative costs. Adjusted EBITDA was $0.9 million for the Current Quarter compared to $23.7 million for the Prior Quarter. The $22.8 million decrease is primarily attributable to the items discussed above.
Liquidity and Capital Resources
Overview
The impacts of the COVID-19 pandemic on oil prices and the resulting sharp decline in U.S. onshore drilling and completion activity, and the uncertainty about the timing of a recovery, have had a negative impact on our financial results. We have taken and continue to take actions to manage costs and cash, including but not limited to significantly reducing headcount, cutting salaries, closing operational yards, reducing capital expenditures, streamlining operational and back-office functions and selling excess equipment. During 2020, we also deferred $6.0 million of payroll tax payments in accordance with the CARES Act, which are required to be fully paid by December 31, 2022.
Our primary sources of liquidity are cash on hand, borrowing capacity under our current Credit Agreement and cash flows from operations. Our primary uses of capital have been to fund current operations, maintain our asset base, implement technological advancements, make capital expenditures to support organic growth, fund acquisitions, and when appropriate, repurchase shares of Class A common stock in the open market. Depending on market conditions and other factors, we may also issue debt and equity securities, in the future, if needed.
As of March 31, 2021, we had no outstanding bank debt and a positive net cash position. We prioritize sustained positive free cash flow and a strong balance sheet, and evaluate potential acquisitions and investments in the context of those priorities, in addition to the economics of the opportunity. We believe this approach provides us with additional flexibility to evaluate larger investments as well as improved resilience in a sustained downturn versus many of our peers.
We intend to finance most of our capital expenditures, contractual obligations and working capital needs with cash on hand, cash generated from operations and borrowings under our Credit Agreement. For a discussion of the Credit Agreement, see “— Credit Agreement” below. Although we cannot provide any assurance, we believe that our current cash balance, operating cash flow and available borrowings under our Credit Agreement will be sufficient to fund our operations for at least the next twelve months.
As of March 31, 2021, cash and cash equivalents totaled $160.0 million and we had approximately $102.2 million of available borrowing capacity under our Credit Agreement. As of March 31, 2021, the borrowing base under the Credit Agreement was $117.8 million, we had no outstanding borrowings and outstanding letters of credit totaling $15.6 million. As of May 3, 2021, we had no outstanding borrowings, the borrowing base under the Credit Agreement was $119.3 million, the outstanding letters of credit totaled $15.6 million, and the available borrowing capacity under the Credit Agreement was $103.7 million.
Cash Flows
The following table summarizes our cash flows for the periods indicated:
	Three months ended March 31,		Change
	2021	2020	Dollars	Percentage
	(in thousands)
Net cash (used in) provided by operating activities	$(3,873)	$46,711	$(50,584)	(108.3)%
Net cash used in investing activities	(4,218)	(5,485)	1,267	23.1%
Net cash used in financing activities	(935)	(6,291)	5,356	85.1%
Subtotal	(9,026)	34,935
Effect of exchange rate changes on cash and cash equivalents	8	(61)	69	NM
Net (decrease) increase in cash and cash equivalents	$(9,018)	$34,874
Analysis of Cash Flow Changes between the Three Months Ended March 31, 2021 and 2020
Operating Activities. Net cash used in operating activities was $3.9 million for the Current Quarter, compared to $46.7 million provided by operating activities in the Prior Quarter. The $50.6 million decrease is primarily due to $31.3 million lower cash from working capital activity. Also impacting the decrease was $19.3 million less cash from the combination of net loss plus non-cash expenses, as we generated higher Prior Quarter revenue and gross profits as the majority of Prior Quarter operations occurred before the sharp decline in demand for the Company’s services due to the COVID-19 pandemic.
Investing Activities.   Net cash used in investing activities was $4.2 million for the Current Quarter, compared to $5.5 million for the Prior Quarter. The $1.3 million decrease in net cash used in investing activities was primarily due to a $6.8 million reduction in purchases of property and equipment partially offset by a $3.5 million decrease in proceeds received from sales of property and equipment and a $2.0 million equity method investment.
Financing Activities.   Net cash used in financing activities was $0.1 million for the Current Quarter compared to $6.3 million for the Prior Quarter. The decrease in cash used in financing activities was primarily due to a $5.8 million decrease in repurchases of shares of Class A Common Stock during the Current Quarter compared to the Prior Quarter.
Credit Agreement
On November 1, 2017, in connection with the closing of the Rockwater Merger, SES Holdings and Select LLC entered into a $300.0 million senior secured revolving credit facility (the “Credit Agreement”), by and among SES Holdings, as parent, Select LLC, as borrower, certain of SES Holdings’ subsidiaries, as guarantors, each of the lenders party thereto and Wells Fargo Bank, N.A., as administrative agent, issuing lender and swingline lender (the “Administrative Agent”). The Credit Agreement has a sublimit of $40.0 million for letters of credit and a sublimit of $30.0 million for swingline loans. The maturity date of the Credit Agreement is the earlier of (a) November 1, 2022, and (b) the termination in whole of the Commitments pursuant to Section 2.1(b) of Article VII of the Credit Agreement.
The Credit Agreement permits extensions of credit up to the lesser of $300.0 million and a borrowing base that is determined by calculating the amount equal to the sum of (i) 85.0% of the Eligible Billed Receivables (as defined in the Credit Agreement), plus (ii) 75.0% of Eligible Unbilled Receivables (as defined in the Credit Agreement), provided that this amount will not equal more than 35.0% of the borrowing base, plus (iii) the lesser of (A) the product of 70.0% multiplied by the value of Eligible Inventory (as defined in the Credit Agreement) at such time and (B) the product of 85.0% multiplied by the Net Recovery Percentage (as defined in the Credit Agreement) identified in the most recent Acceptable Appraisal of Inventory (as defined in the Credit Agreement), multiplied by the value of Eligible Inventory at such time, provided that this amount will not equal more than 30.0% of the borrowing base, minus (iv) the aggregate amount of Reserves (as defined in the Credit Agreement), if any, established by the Administrative Agent from time to time, including, if any, the amount of the Dilution Reserve (as defined in the Credit Agreement). The borrowing base is calculated on a monthly basis pursuant to a borrowing base certificate delivered by Select LLC to the Administrative Agent.
Borrowings under the Credit Agreement bear interest, at Select LLC’s election, at either the (a) one-, two-, three- or six-month LIBOR (“Eurocurrency Rate”) or (b) the greatest of (i) the federal funds rate plus 0.5%, (ii) the one-month Eurocurrency Rate plus 1.0% and (iii) the Administrative Agent’s prime rate (the “Base Rate”), in each case plus an applicable margin, and interest shall be payable monthly in arrears. The applicable margin for Eurocurrency Rate loans ranges from 1.50% to 2.00% and the applicable margin for Base Rate loans ranges from 0.50% to 1.00%, in each case, depending on Select LLC’s average excess availability under the Credit Agreement. During the continuance of a bankruptcy event of default, automatically and during the continuance of any other default, upon the Administrative Agent’s or the required lenders’ election, all outstanding amounts under the Credit Agreement will bear interest at 2.00% plus the otherwise applicable interest rate.
The obligations under the Credit Agreement are guaranteed by SES Holdings and certain subsidiaries of SES Holdings and Select LLC and secured by a security interest in substantially all of the personal property assets of SES Holdings, Select LLC and their domestic subsidiaries.
The Credit Agreement contains certain customary representations and warranties, affirmative and negative covenants and events of default. If an event of default occurs and is continuing, the lenders may declare all amounts outstanding under the Credit Agreement to be immediately due and payable.
In addition, the Credit Agreement restricts SES Holdings’ and Select LLC’s ability to make distributions on, or redeem or repurchase, its equity interests, except for certain distributions, including distributions of cash so long as, both at the time of the distribution and after giving effect to the distribution, no default exists under the Credit Agreement and either (a) excess availability at all times during the preceding 30 consecutive days, on a pro forma basis and after giving effect to such distribution, is not less than the greater of (1) 25.0% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and

(2) $37.5 million or (b) if SES Holdings’ fixed charge coverage ratio is at least 1.0 to 1.0 on a pro forma basis, and excess availability at all times during the preceding 30 consecutive days, on a pro forma basis and after giving effect to such distribution, is not less than the greater of (1) 20.0% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (2) $30.0 million. Additionally, the Credit Agreement generally permits Select LLC to make distributions to allow Select Inc. to make payments required under the existing Tax Receivable Agreements.
The Credit Agreement also requires SES Holdings to maintain a fixed charge coverage ratio of at least 1.0 to 1.0 at any time availability under the Credit Agreement is less than the greater of (i) 10.0% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (ii) $15.0 million and continuing through and including the first day after such time that availability under the Credit Agreement has equaled or exceeded the greater of (i) 10.0% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (ii) $15.0 million for 60 consecutive calendar days.
We were in compliance with all debt covenants as of March 31, 2021.
Contractual Obligations
Our contractual obligations include, among other things, our Credit Agreement and operating leases. Refer to Note 6 — Leases in our 2020 Form 10-K for operating lease obligations as of December 31, 2020 and Note 7 — Debt in Part I, Item 1 of this Quarterly Report for an update to our Credit Agreement as of March 31, 2021.
Critical Accounting Policies and Estimates
There were no changes to our critical accounting policies from those disclosed in our 2020 Form 10-K.
Recent Accounting Pronouncements
None.
Off-Balance-Sheet Arrangements
As of March 31, 2021, we had no material off-balance-sheet arrangements. As such, we are not exposed to any material financing, liquidity, market or credit risk that could arise if we had engaged in such financing arrangements.
Item 3. Quantitative and Qualitative Disclosures about Market Risk
The demand, pricing and terms for oilfield services provided by us are largely dependent upon the level of drilling and completion activity in the U.S. oil and gas industry. The level of drilling and completion activity is influenced by numerous factors over which we have no control, including, but not limited to: global health events, including the COVID-19 pandemic; the supply of and demand for oil and gas; current price levels as well as expectations about future prices of oil and gas; the magnitude and timing of capital spending by our customers; the cost of exploring for, developing, producing and delivering oil and gas; the extent to which our E&P customers choose to drill and complete new wells to offset decline from their existing wells; the extent to which our E&P customers choose to invest to grow production; discoveries of new oil and gas reserves; available storage capacity and pipeline and other transportation capacity; weather conditions; domestic and worldwide economic conditions; political instability in oil-producing countries; environmental regulations; technical advances in alternative forms of energy (e.g. wind and solar electricity, electric vehicles) that encourage substitution for or displacement of oil and gas consumption in end-use markets; the price and availability of alternative fuels; the ability of oil and gas producers to raise equity capital and debt financing; merger and acquisition activity and consolidation in our industry, and other factors.
Any combination of these factors that results in sustained low oil and gas prices and, therefore, lower capital spending and / or reduced drilling and completion activity by our customers, would likely have a material adverse effect on our business, financial condition, results of operations and cash flows.

Interest Rate Risk
As of March 31, 2021, we had no outstanding borrowings under our Credit Agreement. As of May 3, 2021, we had no outstanding borrowings and approximately $103.7 million of available borrowing capacity under our Credit Agreement. Interest is calculated under the terms of our Credit Agreement based on our selection, from time to time, of one of the index rates available to us plus an applicable margin that varies based on certain factors. We do not currently have or intend to enter into any derivative arrangements to protect against fluctuations in interest rates applicable to our outstanding indebtedness.
Foreign Currency Exchange Risk
We have been exposed to fluctuations between the U.S. dollar and the Canadian dollar with regard to the activities of our former Canadian subsidiary, which had designated the Canadian dollar as its functional currency. With the divestitures of our Canadian operations, we anticipate minimal future exposure to foreign currency exchange risk.
Item 4. Controls and Procedures
Disclosure Controls and Procedures
We maintain disclosure controls and procedures that are designed to provide reasonable assurance that the information required to be disclosed by us in our reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.
As required by Rule 13a-15(b) under the Exchange Act, we have evaluated, under the supervision and with the participation of management, including our principal executive officer and principal financial officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Quarterly Report. Based upon that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of March 31, 2021.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act) during the quarter ended March 31, 2021 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II — OTHER INFORMATION
Item 1. Legal Proceedings
We are not currently a party to any legal proceedings that, if determined adversely against us, individually or in the aggregate, would have a material adverse effect on our financial position, results of operations or cash flows. We are, however, named defendants in certain lawsuits, investigations and claims arising in the ordinary course of conducting our business, including certain environmental claims and employee-related matters, and we expect that we will be named defendants in similar lawsuits, investigations and claims in the future. While the outcome of these lawsuits, investigations and claims cannot be predicted with certainty, we do not expect these matters to have a material adverse impact on our business, results of operations, cash flows or financial condition. We have not assumed any liabilities arising out of these existing lawsuits, investigations and claims.
As previously disclosed, certain subsidiaries acquired in the Rockwater Merger were under investigation by the U.S. Attorney’s Office for the Middle District of Pennsylvania and the U.S. Environmental Protection Agency since December 2016 regarding the alleged alteration of emissions controls systems on less than 5% of the vehicles in the fleet in violation of the Clean Air Act. On April 20, 2021, an entity acquired in the Rockwater Merger formally pled guilty to violations of the Clean Air Act that occurred prior to the Rockwater Merger and entered a plea agreement before the U.S. District Court for the Middle District of Pennsylvania. Entry into this plea agreement has resolved the government’s prosecution related to Rockwater’s altering emissions controls systems on less than 5% of the vehicles in the fleet. The Company made final payments in April totaling $2.6 million, which was the amount accrued as of both March 31, 2021 and December 31, 2020, and did not incur additional monetary penalties or fines. The total amount paid in settlement of this matter was $4.3 million. See Note 16 — Subsequent Events for additional information.
Item 1A. Risk Factors
Other than the risk factors set forth below, there have been no material changes from the risk factors disclosed in “Item 1A. Risk Factors” in our most recent Annual Report on Form 10-K. We may experience additional risks and uncertainties not currently known to us. Furthermore, as a result of developments occurring in the future, conditions that we currently deem to be immaterial may also materially and adversely affect us. Any such risks, in addition to those described below and in our 2020 Form 10-K, may materially and adversely affect our business, financial condition, cash flows and results of operations.
U.S. Government regulators issued a notice to the Company that could, if not withdrawn or significantly modified, impair its ability to acquire additional federal contracts or limit its ability to receive federal-related benefits or assistance activities in connection with its operations.
In February 2021, the Company, and certain subsidiaries, received Notices of Proposed Debarment (“Notices”) from the U.S. Environmental Protection Agency’s (“EPA”) Suspension and Debarment Official (“SDO”). The Notices propose a debarment from participation in future federal contracts, non-procurement covered transactions such as grants, and other assistance activities, and would render the Company ineligible to receive any federal contracts or approved subcontracts in excess of $35,000 or to act as an agent or representative on behalf of another in such transaction, or receive certain federal benefits. The Notices stem from a non-prosecution agreement dated September 21, 2020 entered into by the Company as successor in interest to Rockwater Energy Solutions, Inc., and a plea agreement filed on September 24, 2020 in the U.S. District Court for the Middle District of Pennsylvania wherein Rockwater Northeast, LLC agreed to plead guilty to counts 1 through 31 of the Criminal Information statement each charging Rockwater Northeast, LLC with a violation of the Clean Air Act. The underlying investigation resulting in this non-prosecution agreement and plea is disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020. The Company has commenced discussions with the EPA Suspension and Debarment Division to seek a resolution to remove the proposed debarment in a cooperative fashion as soon as practicable, and made responsive filings to the SDO to oppose the findings in the Notices. If the Company is unsuccessful in its efforts to oppose the proposed debarment or reach a resolution to avoid debarment, the imposition of a debarment period, or the federal assistance or contracting disability as set forth in the Notices could impair the Company’s ability to acquire additional federal contracts or commercial contracts with firms that have entered into certain covered transactions with federal agencies, or limit its ability to receive federal-related benefits or assistance activities including, any one or more of which developments could have a material adverse effect on the Company’s business, results of operations or financial position.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.
Issuer Purchases of Equity Securities
During the Current Quarter, we repurchased the shares of Class A Common Stock as shown in the table below. The shares were repurchased to satisfy tax withholding obligations related to restricted stock previously awarded to certain of our current and former employees.
Period	Total Number of Shares Purchased	Weighted-Average Price Paid Per Share
January 1, 2021 to January 31, 2021	73,622	$5.74
February 1, 2021 to February 28, 2021	—	$—
March 1, 2021 to March 31, 2021	70,456	$6.40
Total	144,078	$6.06
Item 3. Defaults Upon Senior Securities.
None.
Item 4. Mine Safety Disclosures.
Not applicable.
Item 5. Other Information.
None.
Item 6. Exhibits
The following exhibits are filed, furnished or incorporated by reference, as applicable, as part of this report.
Exhibit Number	Description
3.1	Fourth Amended and Restated Certificate of Incorporation of Select Energy Services, Inc. dated as of May 10, 2019 (incorporated by reference herein to Exhibit 3.1 to Select Energy Services, Inc.’s Current Report on Form 8-K, filed May 15, 2019).
3.2	Second Amended and Restated Bylaws of Select Energy Services, Inc. dated as of May 10, 2019 (incorporated by reference herein to Exhibit 3.2 to Select Energy Services, Inc.’s Current Report on Form 8-K, filed May 15, 2019).
†10.1	Letter Agreement between John D. Schmitz and Select Energy Services, LLC, dated March 1, 2021 (incorporated by reference herein to Exhibit 10.1 to Select Energy Services, Inc.’s Current Report on Form 8-K, filed March 1, 2021).
†10.2	Amended and Restated Employment Agreement between Michael Skarke and Select Energy Services, LLC, dated March 1, 2021 (incorporated by reference herein to Exhibit 10.2 to Select Energy Services, Inc.’s Current Report on Form 8-K, filed March 1, 2021).
†10.3	Letter Agreement between Michael Skarke and Select Energy Services, Inc., dated March 1, 2021 (incorporated by reference herein to Exhibit 10.3 to Select Energy Services, Inc.’s Current Report on Form 8-K, filed March 1, 2021).
†*10.4	Employment Agreement between Brian Szymanski and Select Energy Services, LLC, dated March 1, 2021.

Exhibit Number	Description
*10.5	Form of Performance Share Unit Grant Notice and Performance Share Unit Agreement — Return on Assets — under the Select Energy Services, Inc. 2016 Equity Incentive Plan.
*10.6	Form of Restricted Stock Grant Notice and Restricted Stock Agreement between John D. Schmitz and Select Energy Services, Inc. under the Select Energy Services, Inc. 2016 Equity Incentive Plan.
*10.7	Form of Special Restricted Stock Grant Notice and Restricted Stock Agreement between John D. Schmitz and Select Energy Services, Inc. under the Select Energy Services, Inc. 2016 Equity Incentive Plan.
*10.8	Form of Performance Share Unit Grant Notice and Performance Share Unit Agreement — Adjusted Free Cash Flow — between John D. Schmitz and Select Energy Services, Inc. under the Select Energy Services, Inc. 2016 Equity Incentive Plan.
*10.9	Form of Performance Share Unit Grant Notice and Performance Share Unit Agreement — Return on Assets — between John D. Schmitz and Select Energy Services, Inc. under the Select Energy Services, Inc. 2016 Equity Incentive Plan.
*†10.10	Release Agreement by and between Select Energy Services, LLC and Holli C. Ladhani, dated January 3, 2021.
*31.1	Certification of Chief Executive Officer required by Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.
*31.2	Certification of Chief Financial Officer required by Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.
**32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
**32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*101	Interactive Data Files
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*
Filed herewith

**
Furnished herewith

†
Management contract or compensatory plan or arrangement.

SIGNATURE
Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SELECT ENERGY SERVICES, INC.
Date: May 5, 2021	By:	/s/ John D. Schmitz John D. Schmitz Chairman, President and Chief Executive Officer
Date: May 5, 2021	By:	/s/ Nick Swyka Nick Swyka Senior Vice President and Chief Financial Officer

ANNEX H

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF
THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): June 16, 2021
SELECT ENERGY SERVICES, INC.
(Exact name of registrant as specified in its charter)
Delaware (State or Other Jurisdiction of Incorporation)	001-38066 (Commission File Number)	81-4561945 (IRS Employer Identification No.)
1233 West Loop South, Suite 1400
Houston, TX 77027
(Address of Principal Executive Offices)
(713) 235-9500
(Registrant’s Telephone Number, Including Area Code)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐
Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐
Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Ticker symbol(s)	Name of each exchange on which registered
Class A common stock, $0.01 par value	WTTR	New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company   ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 5.02
Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On June 16, 2021, at the recommendation of the Nominating and Governance Committee of the Board of Directors (the “Board”) of Select Energy Services, Inc. (the “Company”), the Board appointed Gayle Burleson as an independent director. Concurrently with her appointment to the Board, Ms. Burleson was appointed to both the Audit Committee and the Compensation Committee of the Board.
The Board has determined that Ms. Burleson meets the independence requirements under the rules and regulations of the New York Stock Exchange and Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
There are no understandings or arrangements between Ms. Burleson and any other person pursuant to which Ms. Burleson was selected to serve as a director of the Board. There are no relationships between Ms. Burleson and the Company or any of its subsidiaries that would require disclosure pursuant to Item 404(a) of Regulation S-K.
Ms. Burleson will receive the standard compensation paid by the Company to its non-employee directors, as described under “Director Compensation” in the Company’s Proxy Statement for its 2021 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission (the “SEC”) on March 25, 2021. Additionally, the Company purchases and maintains directors’ and officers’ liability insurance for, and provides indemnification to, each member of the Board.
On June 16, 2021, the Company, with the approval of the Board, entered into an indemnification agreement with Ms. Burleson (the “Indemnification Agreement”) in connection with her role as a director of the Company. The Indemnification Agreement requires the Company to indemnify Ms. Burleson to the fullest extent permitted by applicable law against liability that may arise by reason of her service to the Company and to advance expenses incurred as a result of any proceeding against her as to which she could be indemnified. The Indemnification Agreement is in substantially the form referenced as Exhibit 10.1 to this Current Report on Form 8-K. The foregoing description is qualified in its entirety by reference to the full text of the form of Indemnification Agreement, which is attached as Exhibit 10.1 to this Current Report on Form 8-K and incorporated into this Item 5.02 by reference.
Item 7.01
Regulation FD Disclosure

On June 16, 2021, the Company issued a press release announcing Ms. Burleson’s appointment to the Board. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.
The information contained in this Item 7.01 (including Exhibit 99.1) shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, and shall not be incorporated by reference into any filings made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such filing.
Item 9.01
Financial Statements and Exhibits.

(d)   Exhibits.
EXHIBIT	DESCRIPTION
10.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.4 to Select Energy Services, Inc.’s Registration Statement on Form S-1 (Registration No. 333-216404)).
99.1	Press Release, dated June 16, 2021
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Dated: June 17, 2021
SELECT ENERGY SERVICES, INC.
By: /s/ Adam R. Law Adam R. Law Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer

News Release

Contacts:
Select Energy Services
Chris George — VP, Investor Relations &
Treasurer
(713) 296-1073
IR@selectenergyservices.com

Dennard Lascar Investor Relations
Ken Dennard / Lisa Elliott
713-529-6600
WTTR@dennardlascar.com

SELECT ENERGY SERVICES ANNOUNCES THE APPOINTMENT
OF GAYLE L. BURLESON TO ITS BOARD OF DIRECTORS
AND PROVIDES OPERATIONAL AND BUSINESS DEVELOPMENT UPDATES
Appointed oil & gas industry veteran Gayle L. Burleson to Select Energy Services’ Board of Directors
Commenced development of three new contracted produced water recycling facilities in the Permian Basin and expansion of previously announced produced water recycling facility in Midland Basin
Formed partnership with AquaNyx Midstream LLC to make strategic investments in produced water infrastructure assets in the Mid-Continent Basin
Invested additional capital to support Deep Imaging Technology’s acquisition of ESG Solutions, a provider of microseismic monitoring services across the energy, mining and geotechnical industries
HOUSTON, TX — June 16, 2021 — Select Energy Services, Inc. (NYSE: WTTR) (“Select” or “the Company”), a leading provider of sustainable full life cycle water and chemical solutions to the U.S. unconventional oil and gas industry, today announced that the Company’s Board of Directors, on the recommendation of the Nominating and Governance Committee, appointed Gayle L. Burleson to serve as a director of the Company for the current term commensurate with the existing members of the Board. Ms. Burleson will also serve on the Company’s Audit Committee and Compensation Committee.
Ms. Burleson has over 30 years of experience in the oil and gas industry, primarily with exploration and production companies, and currently serves as an Independent Director for Chisholm Energy Holdings, LLC. Prior to joining the board at Chisholm, Ms. Burleson held multiple leadership positions with Concho Resources across 15 years, where her latest role was Senior Vice President of Business Development and Land. Prior to joining Concho Resources, Ms. Burleson served in a number of engineering and operations positions of increasing responsibility at BTA Oil Producers, Mobil Oil Corporation, Parker & Parsley Petroleum Company, and Exxon Corporation. Ms. Burleson holds a B.S. in Chemical Engineering from Texas Tech University.
John Schmitz, President and CEO, stated, “We are pleased to welcome Gayle to Select’s Board of Directors and believe her leadership track record, engineering background, and extensive E&P operational experience — particularly in the Permian Basin — will provide a great complementary skill set to our Board. Her valuable insights and customer perspective will further strengthen our ability to advance our partnerships with our upstream customers and execute on our strategy as the market leader in sustainable full life-cycle water and chemical solutions.”
Operational and Business Development Updates
Select also provided a number of operational and business development updates, including the commencement of three new produced water recycling facility projects in the Permian Basin, the expansion of an existing produced water recycling facility in the Midland Basin, the formation of a strategic partnership with AquaNyx Midstream LLC (“AquaNyx Midstream”), an Oklahoma-based water infrastructure company, the acquisition of existing infrastructure assets from a customer, as well as a progression in our investment in Deep Imaging Technologies Inc. (“Deep Imaging”) in support of its acquisition of ESG Solutions, a microseismic data monitoring and analysis company that services the energy, mining and geotechnical industries.
Mr. Schmitz added, “We are excited about the continued success we are seeing in our sustainability initiatives around water recycling. To that end, we are pleased to announce that we have commenced construction on three new fixed infrastructure produced water recycling facilities in the Permian Basin with three different customers. Additionally, we have begun the process of expanding an existing recycling facility in response to the increasing demand associated with our successful commercialization efforts with adjacent operators. These facilities streamline our customers’ water logistics, reduce their costs, improve their results and help them achieve their sustainability targets by reducing their environmental impact through decreased fresh water usage and decreased waste disposal.
“We also believe there is considerable opportunity to develop similar infrastructure opportunities in other basins and are excited to partner in the formation of AquaNyx Midstream in the MidContinent Basin. We see tremendous opportunity to commercialize underutilized legacy water infrastructure assets in the region through consolidation and enhanced connectivity and look forward to developing new, sustainable solutions using existing infrastructure.
“Finally, we are glad to continue to support our partners at Deep Imaging and their recent acquisition of ESG Solutions. We believe their combination provides not only accretive financial benefits, but more importantly, provides a strategic avenue for Deep Imaging to create a truly unique and unmatched 3-D downhole imaging platform that will further enhance our ability to visualize the downhole performance of our water and chemical solutions,” concluded Schmitz.
Permian Basin Produced Water Recycling Facilities
Select was recently awarded contracts underwriting the construction of three new produced water recycling facilities serving key customers in the Permian Basin, with two located in the Midland Basin and one located in the Delaware Basin. Once completed, these state-of-the-art facilities will allow Select to leverage its expertise in frac chemistry and fluid optimization and provide customers with sustainable recycling solutions that deliver a consistent water quality standard for use in completion activities, thereby decreasing both fresh water usage and waste disposal. In support of this growing Permian water infrastructure network, the Company has also acquired infrastructure from an existing customer providing one million barrels of storage capacity and is in the process of upgrading its previously announced Midland Basin produced water recycling facility to meet additional commercial demand from customers adjacent to the facility.
Select has commenced construction on the two new Midland Basin fixed infrastructure produced water recycling facilities during the second quarter of 2021. Both projects are supported by long-term contracts with private operators in the Midland Basin for the purchase and delivery of recycled produced water. Each facility will support the recycling of up to 40,000 barrels of water per day while providing approximately 1.4 million barrels of adjacent recycled water storage capacity. The Company expects these facilities to be fully operational by the end of the third quarter of 2021.
The third facility, currently in development, will be a centralized produced water recycling facility for a major integrated operator in the Delaware Basin. This facility is designed to recycle up to 30,000 barrels of produced water per day and will be supported by one million barrels of adjacent recycled water storage capacity. Select expects to commence construction by the end of the second quarter and be fully operational by the end of the third quarter of 2021.
Additionally, the Company is in the process of expanding its previously announced Midland Basin produced water recycling facility serving Martin and Midland Counties, Texas and will soon begin installing bi-directional pipeline infrastructure to connect the facility to nearby operators to meet increasing demand from its anchor customer as well as from nearby third party operators. Once completed, these upgrades will increase the throughput capacity of the facility by 30% to 65,000 barrels of produced water per day and increase the nearby recycled water storage capacity by 40% to 2.8 million barrels. The new pipeline will be capable of transporting approximately 58,000 barrels of water per day to and from the facility. Select expects these upgrades to be complete and operational by the end of the third quarter of 2021, and to be substantially accretive given the existing infrastructure already in place.
These projects supplement Select’s sizable existing footprint of water storage, distribution and recycling infrastructure in the Permian Basin. In aggregate, the Company expects to spend approximately $9.5 million to construct the three new recycling facilities, to purchase the existing storage infrastructure, and to upgrade the existing produced water treatment facilities in the Midland Basin. Once completed, these projects will bring Select’s total centralized produced water recycling capacity in the Permian Basin to approximately 375,000 barrels of water per day, which is supplemented by the Company’s mobile recycling technologies and capabilities that are currently supporting nearly 150,000 barrels per day of active produced water recycling projects. The combined investments are contemplated within the previous guidance for $10 – 20 million of growth capex on a risked basis for 2021, but the speed at which they were successfully commercialized will likely result in a growth capex figure in 2021 toward the higher end of that range.
Strategic Partnership with Mid-Continent Water Infrastructure Company
During the second quarter of 2021, Select made a $2 million equity commitment to AquaNyx Midstream, a newly formed Oklahoma-based company focused on making strategic investments in water infrastructure assets in the Oklahoma region of the Mid-Continent Basin. AquaNyx Midstream’s business strategy is to acquire, connect via pipeline, and commercialize existing underutilized water infrastructure assets to support future oil and gas activity. Additionally, Select views the strategic partnership with AquaNyx Midstream as an opportunity to source produced water for reuse and further develop full life-cycle water and chemical solutions in this region.
Increased Investment in Deep Imaging in Support of Strategic Acquisition of ESG Solutions
During the second quarter of 2021, Select invested an additional $1 million in Deep Imaging, a leading provider of downhole frac fluid tracking and imaging technology to support its acquisition of ESG Solutions, a leading microseismic instrumentation, data acquisition, analysis and interpretation services company supporting the energy, mining and geotechnical industries. A combination of ESG Solution’s microseismic-based service offerings with Deep Imaging’s suite of frac fluid tracking technologies will provide customers with an even deeper understanding of their projects through a complete integrated set of analytics and visualizations as well as an unprecedented level of contiguous data, capable of delivering real-time three-dimensional subsurface modeling for customers.
About Select Energy Services, Inc.
Select Energy Services, Inc. (“Select”) is a leading provider of comprehensive water management and chemical solutions to the unconventional oil and gas industry in the United States. Select provides for the sourcing and transfer of water, both by permanent pipeline and temporary hose, prior to its use in the drilling and completion activities associated with hydraulic fracturing, as well as complementary water-related services that support oil and gas well completion and production activities, including containment, monitoring, treatment and recycling, flowback, hauling, gathering and disposal. Select, under its Rockwater Energy Solutions brand, develops and manufactures a full suite of specialty chemicals used in the well completion process and production chemicals used to enhance performance over the producing life of a well. Select currently provides services to exploration and production companies and oilfield service companies operating in all the major shale and producing basins in the United States. For more information, please visit Select’s website, http://www.selectenergy.com.
Cautionary Statement Regarding Forward-Looking Statements
All statements in this communication other than statements of historical facts are forward-looking statements which contain our current expectations about our future results. We have attempted to identify any forward-looking statements by using words such as “believe,” “expect,” “will,” “estimate” and other similar expressions. Although we believe that the expectations reflected, and the assumptions or bases underlying our forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Such statements are not guarantees of future performance or events and are subject to known and unknown risks and uncertainties that could cause our actual results, events or financial positions to differ materially from those included within or implied by such forward-looking statements. Factors that could materially impact such forward-looking statements include, but are not limited to: the severity and duration of world health events, including the COVID-19 pandemic, related economic repercussions and the resulting severe disruption in the oil and gas industry and negative impact on demand for oil and gas, which is negatively impacting our business; actions by the members of OPEC+ with respect to oil production levels and announcements of potential changes in such levels, including the ability of the OPEC+ countries to agree on and comply with supply limitations; operational challenges relating to the COVID-19 pandemic and efforts to mitigate the spread of the virus, including logistical challenges, protecting the health and well-being of our employees, remote work arrangements, performance of contracts and supply chain disruptions; the level of capital spending and access to capital markets by oil and gas companies, including significant recent reductions and potential additional reductions in capital expenditures by oil and gas producers in response to commodity prices and dramatically reduced demand; trends and volatility in oil and gas prices, and our ability to manage through such volatility; and other factors discussed or referenced in the “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2020, our subsequently filed Quarterly Reports on Form 10-Q and those set forth from time to time in our other filings with the SEC. Investors should not place undue reliance on our forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, unless required by law.

ANNEX I

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 10-Q
☒
QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2021
or
☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                   to
Commission File Number 001-38066
SELECT ENERGY SERVICES, INC.
(Exact name of registrant as specified in its charter)
Delaware (State of incorporation)	81-4561945 (IRS Employer Identification Number)
1233 W. Loop South, Suite 1400 Houston, TX (Address of principal executive offices)	77027 (Zip Code)
(713) 235-9500
(Registrant’s telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol	Name of each exchange on which registered
Class A common stock, par value $0.01 per share	WTTR	New York Stock Exchange
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller reporting company ☐ Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
Indicate by check mark whether the registrant is a shell company. Yes ☐   No ☒
As of August 2, 2021, the registrant had 91,760,703 shares of Class A common stock and 16,221,101 shares of Class B common stock outstanding.

SELECT ENERGY SERVICES, INC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Quarterly Report on Form 10-Q (the “Quarterly Report”) includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of historical fact, included in this Quarterly Report regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this Quarterly Report, the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “preliminary,” “forecast,” and similar expressions or variations are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on our current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading “Risk Factors” included in our most recent Annual Report on Form 10-K and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 and under the heading “Part II — Item 1A. Risk Factors” in this Quarterly Report and those set forth from time to time in our other filings with the SEC. These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.
Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, those summarized below:
•
actions taken by the Biden Administration, such as executive orders or new regulations, that may negatively impact the future production of oil and natural gas in the United States (“U.S.”) and may adversely affect our future operations;

•
the severity and duration of world health events, including the novel coronavirus (“COVID-19”) pandemic and its variants, which caused a sharp decline in economic activity in the U.S. and around the world, resulting in lower demand for oil and gas, oversupply and therefore lower oil and gas prices, to which our exploration and production (“E&P”) customers responded by cutting capital spending, leading to fewer oil and gas well completions and thus reduced demand for our services, all of which has had, and will likely continue to have, a negative impact on our financial results;

•
actions taken by the members of the Organization of the Petroleum Exporting Countries (“OPEC”) and Russia (together with OPEC and other allied producing countries, “OPEC+”) with respect to oil production levels and announcements of potential changes in such levels, including the ability of the OPEC+ countries to agree on and comply with announced supply limitations;

•
the potential deterioration of our customers’ financial condition, including defaults resulting from actual or potential insolvencies;

•
the level of capital spending and access to capital markets by oil and gas companies, including significant reductions and potential additional reductions in capital expenditures by oil and gas producers in response to commodity prices and reduced demand;

•
operational challenges relating to the COVID-19 pandemic and efforts to mitigate the spread of the virus, including logistical challenges, measures taken to protect the health and well-being of our employees, remote work arrangements, performance of contracts and supply chain disruptions;

•
the degree to which consolidation among our customers may affect spending on U.S. drilling and completions in the near-term;

•
trends and volatility in oil and gas prices, and our ability to manage through such volatility;

•
our customers’ ability to complete and produce new wells;

•
the impact of current and future laws, rulings and governmental regulations, including those related to hydraulic fracturing, accessing water, disposing of wastewater, transferring produced water, interstate freshwater transfer, chemicals, carbon pricing, pipeline construction, taxation or emissions, leasing, permitting or drilling on federal lands and various other environmental matters;

•
regional impacts to our business, including our key infrastructure assets within the Bakken and the Northern Delaware portion of the Permian Basin;

•
capacity constraints on regional oil, natural gas and water gathering, processing and pipeline systems that result in a slowdown or delay in drilling and completion activity, and thus a decrease in the demand for our services in our core markets;

•
regulatory and related policy actions intended by federal, state and/or local governments to reduce fossil fuel use and associated carbon emissions, or to drive the substitution of renewable forms of energy for oil and gas, may over time reduce demand for oil and gas and therefore the demand for our services;

•
new or expanded regulations that materially limit our customers’ access to federal and state lands for oil and gas development, thereby reducing demand for our services in the affected areas;

•
growing demand for electric vehicles that result in reduced demand for gasoline and therefore the demand for our services;

•
our ability to hire and retain key management and employees, including skilled labor;

•
our access to capital to fund expansions, acquisitions and our working capital needs and our ability to obtain debt or equity financing on satisfactory terms;

•
our health, safety and environmental performance;

•
the impact of competition on our operations;

•
the degree to which our E&P customers may elect to operate their water-management services in-house rather than source these services from companies like us;

•
our level of indebtedness and our ability to comply with covenants contained in our Credit Agreement (as defined herein) or future debt instruments;

•
delays or restrictions in obtaining permits by us or our customers;

•
constraints in supply or availability of equipment used in our business;

•
the impact of advances or changes in well-completion technologies or practices that result in reduced demand for our services, either on a volumetric or time basis;

•
changes in global political or economic conditions, generally, and in the markets we serve;

•
acts of terrorism, war or political or civil unrest in the U.S. or elsewhere;

•
the ability to source certain raw materials globally on a timely basis from economically advantaged sources; and

•
accidents, weather, natural disasters or other events affecting our business.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results. Our future results will depend upon various other risks and uncertainties, including those described under the heading “Part I — Item 1A. Risk Factors” in our most recent Annual Report on Form 10-K and under the heading “Part II — Item 1A. Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 and this Quarterly Report. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise. All forward-looking statements attributable to us are qualified in their entirety by this cautionary note.

PART I — FINANCIAL INFORMATION
Item 1.    Financial Statements
SELECT ENERGY SERVICES, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)
	June 30, 2021	December 31, 2020
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$143,722	$169,039
Accounts receivable trade, net of allowance for credit losses of $7,514 and $9,157, respectively	148,690	129,392
Accounts receivable, related parties	205	69
Inventories	38,546	33,384
Prepaid expenses and other current assets	24,852	19,621
Total current assets	356,015	351,505
Property and equipment	858,592	878,902
Accumulated depreciation	(541,021)	(528,537)
Total property and equipment, net	317,571	350,365
Right-of-use assets, net	47,509	52,331
Other intangible assets, net	110,846	116,079
Other long-term assets, net	7,922	5,079
Total assets	$839,863	$875,359
Liabilities and Equity
Current liabilities
Accounts payable	$26,368	$12,995
Accrued accounts payable	26,677	21,359
Accounts payable and accrued expenses, related parties	1,418	519
Accrued salaries and benefits	12,234	16,279
Accrued insurance	10,836	9,788
Sales tax payable	1,224	1,415
Accrued expenses and other current liabilities	9,638	12,077
Current operating lease liabilities	13,521	14,019
Current portion of finance lease obligations	267	307
Total current liabilities	102,183	88,758
Long-term operating lease liabilities	55,208	60,984
Other long-term liabilities	21,926	19,735
Total liabilities	179,317	169,477
Commitments and contingencies (Note 8)
Class A common stock, $0.01 par value; 350,000,000 shares authorized and 88,160,703 shares issued and outstanding as of June 30, 2021; 350,000,000 shares authorized and 86,812,647 shares issued and outstanding as of December 31, 2020	882	868
Class A-2 common stock, $0.01 par value; 40,000,000 shares authorized; no shares issued or outstanding as of June 30, 2021 and December 31, 2020	—	—
Class B common stock, $0.01 par value; 150,000,000 shares authorized and 16,221,101 shares issued and outstanding as of June 30, 2021 and December 31, 2020	162	162
Preferred stock, $0.01 par value; 50,000,000 shares authorized; no shares issued and outstanding as of June 30, 2021 and December 31, 2020	—	—
Additional paid-in capital	912,872	909,278
Accumulated deficit	(356,921)	(317,247)
Total stockholders’ equity	556,995	593,061
Noncontrolling interests	103,551	112,821
Total equity	660,546	705,882
Total liabilities and equity	$839,863	$875,359
The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SELECT ENERGY SERVICES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
(in thousands, except share and per share data)
	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Revenue
Water Services	$76,651	$55,807	$140,874	$205,318
Water Infrastructure	33,326	15,300	71,129	73,062
Oilfield Chemicals	51,140	21,132	92,856	92,144
Total revenue	161,117	92,239	304,859	370,524
Costs of revenue
Water Services	70,745	54,014	133,069	183,128
Water Infrastructure	26,237	13,871	52,636	61,684
Oilfield Chemicals	44,754	22,562	82,520	82,438
Other	—	3	—	7
Depreciation and amortization	21,018	25,508	42,668	51,690
Total costs of revenue	162,754	115,958	310,893	378,947
Gross loss	(1,637)	(23,719)	(6,034)	(8,423)
Operating expenses
Selling, general and administrative	15,890	17,658	35,784	42,947
Depreciation and amortization	624	834	1,273	1,519
Impairment of goodwill and trademark	—	—	—	276,016
Impairment and abandonment of property and equipment	—	4,726	—	7,910
Lease abandonment costs	222	868	326	1,821
Total operating expenses	16,736	24,086	37,383	330,213
Loss from operations	(18,373)	(47,805)	(43,417)	(338,636)
Other (expense) income
Losses on sales of property and equipment and divestitures, net	(1,657)	(2,183)	(2,236)	(2,618)
Interest expense, net	(400)	(513)	(835)	(844)
Foreign currency gain (loss), net	4	27	7	(19)
Other income (expense), net	895	(2,700)	(734)	(2,441)
Loss before income tax (expense) benefit	(19,531)	(53,174)	(47,215)	(344,558)
Income tax (expense) benefit	(84)	130	179	294
Net loss	(19,615)	(53,044)	(47,036)	(344,264)
Less: net loss attributable to noncontrolling interests	3,048	8,746	7,362	54,104
Net loss attributable to Select Energy Services, Inc.	$(16,567)	$(44,298)	$(39,674)	$(290,160)
Net loss per share attributable to common stockholders (Note 14):
Class A – Basic	$(0.19)	$(0.52)	$(0.47)	$(3.39)
Class B – Basic	$—	$—	$—	$—
Net loss per share attributable to common stockholders (Note 14):
Class A – Diluted	$(0.19)	$(0.52)	$(0.47)	$(3.39)
Class B – Diluted	$—	$—	$—	$—
The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SELECT ENERGY SERVICES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited)
(in thousands)
	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Net loss	$(19,615)	$(53,044)	$(47,036)	$(344,264)
Comprehensive loss	(19,615)	(53,044)	(47,036)	(344,264)
Less: comprehensive loss attributable to noncontrolling interests	3,048	8,746	7,362	54,104
Comprehensive loss attributable to Select Energy Services, Inc.	$(16,567)	$(44,298)	$(39,674)	$(290,160)
The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SELECT ENERGY SERVICES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the six months ended June 30, 2021 and 2020
(unaudited)
(in thousands, except share data)
	Class A Stockholders		Class B Stockholders		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity	Noncontrolling Interests	Total
	Shares	Class A Common Stock	Shares	Class B Common Stock
Balance as of December 31, 2020	86,812,647	$868	16,221,101	$162	$909,278	$(317,247)	$593,061	$112,821	$705,882
ESPP shares issued	4,881	—	—	—	30	—	30	(1)	29
Equity-based compensation	—	—	—	—	3,333	—	3,333	613	3,946
Issuance of restricted shares	1,843,808	19	—	—	1,881	—	1,900	(1,900)	—
Other	738	—	—	—	5	—	5	—	5
Repurchase of common stock	(199,976)	(2)	—	—	(1,223)	—	(1,225)	19	(1,206)
Restricted shares forfeited	(301,395)	(3)	—	—	(315)	—	(318)	318	—
Noncontrolling interest in subsidiary	—	—	—	—	(140)	—	(140)	(934)	(1,074)
NCI income tax adjustment	—	—	—	—	23	—	23	(23)	—
Net loss	—	—	—	—	—	(39,674)	(39,674)	(7,362)	(47,036)
Balance as of June 30, 2021	88,160,703	$882	16,221,101	$162	$912,872	$(356,921)	$556,995	$103,551	$660,546
	Class A Stockholders		Class B Stockholders		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity	Noncontrolling Interests	Total
	Shares	Class A Common Stock	Shares	Class B Common Stock
Balance as of December 31, 2019	87,893,525	$879	16,221,101	$162	$914,699	$21,437	$937,177	$175,635	$1,112,812
ESPP shares issued	7,640	—	—	—	48	—	48	(4)	44
Equity-based compensation	—	—	—	—	1,530	—	1,530	286	1,816
Issuance of restricted shares	1,477,488	15	—	—	2,407	—	2,422	(2,422)	—
Exercise of restricted stock units	625	—	—	—	1	—	1	(1)	—
Repurchase of common stock	(2,155,901)	(22)	—	—	(12,021)	—	(12,043)	1,405	(10,638)
Restricted shares forfeited	(340,328)	(3)	—	—	(508)	—	(511)	511	—
Noncontrolling interest in subsidiary	—	—	—	—	—	—	—	(133)	(133)
NCI income tax adjustment	—	—	—	—	8	—	8	(8)	—
Net loss	—	—	—	—	—	(290,160)	(290,160)	(54,104)	(344,264)
Balance as of June 30, 2020	86,883,049	$869	16,221,101	$162	$906,164	$(268,723)	$638,472	$121,165	$759,637
The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SELECT ENERGY SERVICES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the three months ended June 30, 2021 and 2020
(unaudited)
(in thousands, except share data)
	Class A Stockholders		Class B Stockholders		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity	Noncontrolling Interests	Total
	Shares	Class A Common Stock	Shares	Class B Common Stock
Balance as of March 31, 2021	87,856,767	$879	16,221,101	$162	$910,688	$(340,354)	$571,375	$106,574	$677,949
ESPP shares issued	2,736	—	—	—	16	—	16	(1)	15
Equity-based compensation	—	—	—	—	2,131	—	2,131	393	2,524
Issuance of restricted shares	356,360	4	—	—	352	—	356	(356)	—
Other	738	—	—	—	5	—	5	—	5
Repurchase of common stock	(55,898)	(1)	—	—	(335)	—	(336)	4	(332)
NCI income tax adjustment	—	—	—	—	15	—	15	(15)	—
Net loss	—	—	—	—	—	(16,567)	(16,567)	(3,048)	(19,615)
Balance as of June 30, 2021	88,160,703	$882	16,221,101	$162	$912,872	$(356,921)	$556,995	$103,551	$660,546
	Class A Stockholders		Class B Stockholders		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity	Noncontrolling Interests	Total
	Shares	Class A Common Stock	Shares	Class B Common Stock
Balance as of March 31, 2020	87,991,839	$880	16,221,101	$162	$909,812	$(224,425)	$686,429	$129,128	$815,557
ESPP shares issued	3,197	—	—	—	18	—	18	(1)	17
Equity-based compensation	—	—	—	—	1,047	—	1,047	195	1,242
Issuance of restricted shares	205,782	2	—	—	249	—	251	(251)	—
Repurchase of common stock	(1,176,510)	(12)	—	—	(4,792)	—	(4,804)	802	(4,002)
Restricted shares forfeited	(141,259)	(1)	—	—	(170)	—	(171)	171	—
Noncontrolling interest in subsidiary	—	—	—	—	—	—	—	(133)	(133)
Net loss	—	—	—	—	—	(44,298)	(44,298)	(8,746)	(53,044)
Balance as of June 30, 2020	86,883,049	$869	16,221,101	$162	$906,164	$(268,723)	$638,472	$121,165	$759,637
The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SELECT ENERGY SERVICES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(in thousands)
	Six months ended June 30,
	2021	2020
Cash flows from operating activities
Net loss	$(47,036)	$(344,264)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	43,941	53,209
Net loss on disposal of property and equipment and divestitures	2,236	2,207
Bad debt (recovery) expense	(381)	4,810
Amortization of debt issuance costs	344	344
Inventory write-downs	82	566
Equity-based compensation	3,946	1,816
Impairment of goodwill and trademark	—	276,016
Impairment and abandonment of property and equipment	—	7,910
Loss on divestitures	—	411
Unrealized loss on short-term investment	1,169	—
Other operating items, net	(139)	404
Changes in operating assets and liabilities
Accounts receivable	(19,054)	160,204
Prepaid expenses and other assets	(11,044)	3,276
Accounts payable and accrued liabilities	14,497	(64,176)
Net cash (used in) provided by operating activities	(11,439)	102,733
Cash flows from investing activities
Proceeds received from divestitures	—	197
Purchase of property and equipment	(13,451)	(16,461)
Investment in note receivable	(1,101)	—
Purchase of equity method investments	(2,200)	—
Distribution from cost method investment	120	—
Proceeds received from sales of property and equipment	5,141	11,015
Net cash used in investing activities	(11,491)	(5,249)
Cash flows from financing activities
Payments of finance lease obligations	(156)	(121)
Proceeds from share issuance	29	44
(Distributions to) contributions from noncontrolling interests	(1,074)	383
Repurchase of common stock	(1,206)	(10,638)
Net cash used in financing activities	(2,407)	(10,332)
Effect of exchange rate changes on cash	20	(13)
Net (decrease) increase in cash and cash equivalents	(25,317)	87,139
Cash and cash equivalents, beginning of period	169,039	79,268
Cash and cash equivalents, end of period	$143,722	$166,407
Supplemental cash flow disclosure:
Cash paid for interest	$741	$760
Cash refunds received for income taxes, net	$(962)	$544
Supplemental disclosure of noncash investing activities:
Capital expenditures included in accounts payable and accrued liabilities	$6,038	$2,422
Noncash proceeds received from sale of interest in a formerly consolidated joint venture	$—	$367
The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SELECT ENERGY SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
NOTE 1 — BUSINESS AND BASIS OF PRESENTATION
Description of the business:   Select Energy Services, Inc. (“we,” “Select Inc.” or “the Company”) was incorporated as a Delaware corporation on November 21, 2016. The Company is a holding company whose sole material asset consists of common units (“SES Holdings LLC Units”) in SES Holdings, LLC (“SES Holdings”).
We are a leading provider of comprehensive water-management and chemical solutions to the oil and gas industry in the U.S. We also develop, manufacture and deliver a full suite of chemical solutions for use in oil and gas well completion and production operations. As a leader in the water solutions industry, we place the utmost importance on safe, environmentally responsible management of oilfield water throughout the lifecycle of a well. Additionally, we believe that responsibly managing water resources through our operations to help conserve and protect the environment in the communities in which we operate is paramount to our continued success.
Class A and Class B Common Stock:   As of June 30, 2021, the Company had both Class A and Class B common shares issued and outstanding. Holders of shares of our Class A common stock, par value $0.01 per share (“Class A Common Stock”) and Class B common stock, par value $0.01 per share (“Class B Common Stock”) are entitled to one vote per share and vote together as a single class on all matters presented to our stockholders for their vote or approval.
Exchange rights:   Under the Eighth Amended and Restated Limited Liability Company Agreement of SES Holdings (the “SES Holdings LLC Agreement”), SES Legacy Holdings LLC (“Legacy Owner Holdco”) and its permitted transferees have the right (an “Exchange Right”) to cause SES Holdings to acquire all or a portion of its SES Holdings LLC Units for, at SES Holdings’ election, (i) shares of Class A Common Stock at an exchange ratio of one share of Class A Common Stock for each SES Holdings LLC Unit exchanged, subject to conversion rate adjustments for stock splits, stock dividends, reclassification and other similar transactions or (ii) cash in an amount equal to the Cash Election Value (as defined within the SES Holdings LLC Agreement) of such Class A Common Stock. Alternatively, upon the exercise of any Exchange Right, Select Inc. has the right (the “Call Right”) to acquire the tendered SES Holdings LLC Units from the exchanging unitholder for, at its election, (i) the number of shares of Class A Common Stock the exchanging unitholder would have received under the Exchange Right or (ii) cash in an amount equal to the Cash Election Value of such Class A Common Stock. In connection with any exchange of SES Holdings LLC Units pursuant to an Exchange Right or Call Right, the corresponding number of shares of Class B Common Stock will be cancelled.
Basis of presentation:   The accompanying unaudited interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the U.S. (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). These unaudited interim consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and, therefore, do not include all disclosures required for financial statements prepared in conformity with GAAP.
This Quarterly Report relates to the three and six months ended June 30, 2021 (the “Current Quarter” and the “Current Period”, respectively) and the three and six months ended June 30, 2020 (the “Prior Quarter” and the “Prior Period”, respectively). The Company’s Annual Report on Form 10-K for the year ended December 31, 2020 (the “2020 Form 10-K”) filed with the SEC on February 24, 2021, includes certain definitions and a summary of significant accounting policies and should be read in conjunction with this Quarterly Report. All material adjustments (consisting solely of normal recurring adjustments) which, in the opinion of management, are necessary for a fair statement of the results for the interim periods have been reflected. The results for the Current Quarter and Current Period may not be indicative of the results to be expected for the full year, in part due to the COVID-19 pandemic and continued progress in the distribution and uptake of remedies such as vaccines.

The unaudited interim consolidated financial statements include the accounts of the Company and all of its majority-owned or controlled subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.
For investments in subsidiaries that are not wholly owned, but where the Company exercises control, the equity held by the minority owners and their portion of net income or loss are reflected as noncontrolling interests. Investments in entities in which the Company exercises significant influence over operating and financial policies are accounted for using the equity method, and investments in entities for which the Company does not have significant control or influence are accounted for using the cost method or other appropriate basis as applicable. As of June 30, 2021, the Company had two equity method investees and one cost-method investee. The Company also had one investment in notes receivable accounted for using the amortized cost basis and one investment in publicly traded securities accounted for using the fair value option. The Company’s investments are reviewed for impairment whenever events or circumstances indicate that the carrying value may not be recoverable. When circumstances indicate that the fair value of its investment is less than its carrying value and the reduction in value is other than temporary, the reduction in value is recognized in earnings. Our investments in unconsolidated entities are summarized below and are reported under our Water Services segment:
Type of Investment	Year attained	Accounting method	Balance Sheet Location	(in thousands)
				June 30, 2021	December 31, 2020
20% minority interest	2011	Cost-method	Other long-term assets, net	$180	$300
Notes receivable	2020	Amortized cost basis	Other long-term assets, net	4,276	3,037
33% minority interest	2021	Equity-method	Other long-term assets, net	2,000	—
45% minority interest	2021	Equity-method	Other long-term assets, net	200	—
Publicly traded securities	2020	Fair value option	Prepaid expenses and other current assets	2,208	3,377
Segment reporting:    The Company has three reportable segments. Reportable segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and assess performance. The Company’s current reportable segments are Water Services, Water Infrastructure, and Oilfield Chemicals.
The Water Services segment consists of the Company’s services businesses, including water transfer, flowback and well testing, fluids hauling, water containment and water network automation, primarily serving E&P companies. Additionally, this segment includes the operations of our accommodations and rentals business as well as the Company’s industrial solutions business.
The Water Infrastructure segment consists of the Company’s infrastructure assets, including operations associated with our water sourcing and pipeline infrastructure, our water recycling solutions and infrastructure, and our produced water gathering systems and saltwater disposal wells, primarily serving E&P companies.
The Oilfield Chemicals segment provides technical solutions and expertise related to chemical applications in the oil and gas industry. We also have significant capabilities in supplying logistics for chemical applications. We develop, manufacture and provide a full suite of chemicals used in hydraulic fracturing, stimulation, cementing, production, pipelines and well completions. Given the breadth of chemicals and application expertise we provide, our customers range from pressure pumpers to major integrated and independent U.S. and international oil and gas producers. This segment also utilizes its chemical experience and lab testing capabilities to customize tailored water treatment solutions designed to optimize the fracturing fluid system in conjunction with the quality of water used in well completions.
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES
Significant accounting policies:   The Company’s significant accounting policies are disclosed in Note 2 of the consolidated financial statements for the year ended December 31, 2020, included in the 2020 Form 10-K.

Use of estimates:   The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
On an ongoing basis, the Company evaluates its estimates, including those related to the recoverability of long-lived assets and intangibles, useful lives used in depreciation and amortization, uncollectible accounts receivable, inventory reserve, income taxes, self-insurance liabilities, share-based compensation, contingent liabilities and the incremental borrowing rate for leases. The Company bases its estimates on historical and other pertinent information that are believed to be reasonable under the circumstances. The accounting estimates used in the preparation of the consolidated financial statements may change as new events occur, as more experience is acquired, as additional information is obtained and as the Company’s operating environment changes.
Allowance for credit losses:   The Company’s allowance for credit losses relates to trade accounts receivable. The Company treats trade accounts receivable as one portfolio and records an initial allowance calculated as a percentage of revenue recognized based on a combination of historical information and future expectations. Additionally, the Company adjusts this allowance based on specific information in connection with aged receivables. Historically, most bad debt has been incurred where a customer’s financial condition significantly deteriorates, which in some cases leads to bankruptcy. The duration and severity of the COVID-19 pandemic and continued market volatility is highly uncertain and, as such, the impact on expected losses is subject to significant judgment and may cause variability in the Company’s allowance for credit losses in future periods.
The change in the allowance for credit losses is as follows:
Six months ended June 30, 2021
(in thousands)
Balance at December 31, 2020	$9,157
Increase to allowance based on a percentage of revenue	607
Adjustment based on aged receivable analysis	(1,000)
Charge-offs	(1,252)
Recoveries	2
Balance at June 30, 2021	$7,514
The Company also has a $4.3 million note receivable resulting from an initial investment in the fourth quarter of 2020 and additional investment in the Current Quarter, with no allowance for credit losses as of June 30, 2021. See “Note 11 — Related-Party Transactions” for additional information.
Asset retirement obligations:   The Company’s asset retirement obligations (“ARO”) relate to disposal facilities with obligations for plugging wells, removing surface equipment, and returning land to its pre-drilling condition. The following table describes the changes to the Company’s ARO liability for the Current Period:
Six months ended June 30, 2021
(in thousands)
Balance at December 31, 2020	$999
Accretion expense, included in depreciation and amortization expense	1
Disposals	(188)
Payments	(213)
Balance at June 30, 2021	$599

We review the adequacy of our ARO liabilities whenever indicators suggest that the estimated cash flows underlying the liabilities have changed. The Company’s ARO liabilities are included in accrued expenses and other current liabilities and other long-term liabilities in the accompanying consolidated balance sheets.
Lessor Income:   The Company is a lessor for a nominal number of owned facilities and also recognizes income related to multiple facility subleases that are accounted for as follows:
		Three months ended June 30,		Six months ended June 30,
		2021	2020	2021	2020
		(in thousands)
Category	Classification
Lessor income	Costs of revenue	$60	$96	$126	$212
Sublease income	Lease abandonment costs and Costs of revenue	231	335	474	736
The Company also generates short-term equipment rental revenue. See “Note 3 — Revenue” for a discussion of revenue recognition for the accommodations and rentals business.
Defined Contribution Plan:   During the Prior Period, due to worsening economic conditions, the Company suspended the match of its defined contribution 401(k) Plan and the suspension has continued into the Current Quarter. The Company incurred no match expense in all periods presented.
Payroll Tax Deferral:   In 2020, the Company utilized the employer payroll tax deferral provision in the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act and has deferred the payment of $6.0 million of payroll taxes as of December 31, 2020. The amounts deferred in 2020 must be repaid half by December 31, 2021, and half by December 31, 2022. The deferral is split evenly between accrued salaries and benefits and other long-term liabilities on the accompanying consolidated balance sheets as of June 30, 2021.
Severance:   During the Current Period, the Company incurred $3.2 million of severance in connection with the termination of the former chief executive officer, which was paid in full during the first quarter of 2021. During the Prior Period, the Company incurred severance in connection with layoffs resulting from the downturn in the energy industry due in part to the COVID-19 pandemic. A summary of severance costs for the Current Quarter, Prior Quarter, Current Period and Prior Period are as follows:
	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	(in thousands)
Severance
Costs of revenue – Water services	$—	$1,453	$—	$2,929
Costs of revenue – Water infrastructure	—	206	—	452
Costs of revenue – Oilfield chemicals	—	514	—	626
Selling, general and administrative	—	1,493	3,225	3,161
Total severance expense	$—	$3,666	$3,225	$7,168
NOTE 3 — REVENUE
The Company follows ASU 2014-09, Revenue from Contracts with Customers (Topic 606), for most revenue recognition, which provides a five-step model for determining revenue recognition for arrangements that are within the scope of the standard: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company applies the five-step model only to contracts when it is probable that we will collect the consideration the Company is entitled to in exchange for the goods or services the

Company transfers to the customer. The accommodations and rentals revenue continues to be guided by ASC 842 — Leases, which is discussed further below.
The following factors are applicable to all three of the Company’s segments for the Current Period and Prior Period, respectively:
•
The vast majority of customer agreements are short-term, lasting less than one year.

•
Contracts are seldom combined together as virtually all of our customer agreements constitute separate performance obligations. Each job is typically distinct, thereby not interdependent or interrelated with other customer agreements.

•
Most contracts allow either party to terminate at any time without substantive penalties. If the customer terminates the contract, the Company is unconditionally entitled to the payments for the services rendered and products delivered to date.

•
Contract terminations before the end of the agreement are rare.

•
Sales returns are rare and no sales return assets have been recognized on the balance sheet.

•
There are minimal volume discounts.

•
There are no service-type warranties.

•
There is no long-term customer financing.

In the Water Services and Water Infrastructure segments, performance obligations arise in connection with services provided to customers in accordance with contractual terms, in an amount the Company expects to collect. Services are generally sold based upon customer orders or contracts with customers that include fixed or determinable prices. Revenues are generated by services rendered and measured based on output generated, which is usually simultaneously received and consumed by customers at their job sites. As a multi-job site organization, contract terms, including pricing for the Company’s services, are negotiated on a job site level on a per-job basis. Most jobs are completed in a short period of time, usually between one day and one month. Revenue is recognized as performance obligations are completed on a daily, hourly or per unit basis with unconditional rights to consideration for services rendered reflected as accounts receivable trade, net of allowance for credit losses. In cases where a prepayment is received before the Company satisfies its performance obligations, a contract liability is recorded in accrued expenses and other current liabilities. Final billings generally occur once all of the proper approvals are obtained. Mobilization and demobilization are factored into the pricing for services. Billings and costs related to mobilization and demobilization are not material for customer agreements that start in one period and end in another. As of June 30, 2021, the Company had six contracts in place for these segments lasting over one year. The Company has recorded an $8.2 million contract liability associated with one of the six long-term contracts as of June 30, 2021, recognized in other long-term liabilities in the accompanying balance sheets. The Company expects this contract liability to be converted to revenue under the terms of the contract as it is earned.
Accommodations and rentals revenue is included in the Water Services segment and the Company accounts for accommodations and rentals agreements as an operating lease. The Company recognizes revenue from renting equipment on a straight-line basis. Accommodations and rental contract periods are generally daily, weekly or monthly. The average lease term is less than three months and as of June 30, 2021, there were no material rental agreements in effect lasting more than one year. During the Current Quarter, Prior Quarter, Current Period and Prior Period, approximately $6.7 million, $4.6 million $12.9 million and $19.8 million of accommodations and rentals revenue was accounted for under ASC 842 lease guidance, with the remainder accounted for under ASC 606 revenue guidance.
In the Oilfield Chemicals segment, the typical performance obligation is to provide a specific quantity of chemicals to customers in accordance with the customer agreement in an amount the Company expects to collect. Products and services are generally sold based upon customer orders or contracts with customers that include fixed or determinable prices. Revenue is recognized as the customer takes title to chemical products in accordance with the agreement. Products may be provided to customers in packaging or delivered to the customers’ containers through a hose. In some cases, the customer takes title to the chemicals upon consumption from storage containers on their property, where the chemicals are considered inventory until customer usage. In cases where the Company delivers products and recognizes revenue before collecting payment, the Company usually has an unconditional right to payment reflected in accounts receivable trade, net of allowance for credit losses. Customer returns are rare and immaterial and there were no material in-process customer agreements for this segment as of June 30, 2021, lasting greater than one year.
The following table sets forth certain financial information with respect to the Company’s disaggregation of revenues by geographic location:
	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	(in thousands)
Geographic Region
Permian Basin	$83,355	$36,638	$154,559	$174,636
Eagle Ford	24,569	10,672	45,354	46,336
Haynesville/E. Texas	18,303	14,708	35,568	33,723
Marcellus/Utica	13,251	13,251	24,918	33,090
Rockies	9,196	6,927	19,218	25,796
MidCon	9,527	7,825	18,003	32,698
Bakken	3,864	2,542	10,767	25,102
Eliminations and other regions	(948)	(324)	(3,528)	(857)
Total	$161,117	$92,239	$304,859	$370,524
In the Water Services segment, the top three revenue-producing regions are the Permian Basin, Eagle Ford and Marcellus/Utica, which collectively comprised 78%, 69%, 77% and 73% of segment revenue for the Current Quarter, Prior Quarter, Current Period and Prior Period, respectively. In the Water Infrastructure segment, the top three revenue-producing regions are the Permian Basin, Eagle Ford and Bakken, which collectively comprised 97%, 96%, 97% and 97% of segment revenue for the Current Quarter, Prior Quarter, Current Period and Prior Period, respectively. In the Oilfield Chemicals segment, the top three revenue-producing regions are the Permian Basin, Haynesville/E. Texas and MidCon, which collectively comprised 84%, 89%, 86% and 83% of segment revenue for the Current Quarter, Prior Quarter, Current Period and Prior Period, respectively.
NOTE 4 — INVENTORIES
Inventories, which are comprised of blended chemicals and raw materials available for resale and parts and consumables used in operations, are valued at the lower of cost and net realizable value, with cost determined under the weighted-average method. The significant components of inventory are as follows:
	June 30, 2021	December 31, 2020
	(in thousands)
Raw materials	$21,601	$16,701
Finished goods	16,945	16,683
Total	$38,546	$33,384
During the Current Quarter, Prior Quarter, Current Period and Prior Period, the Company recorded charges to the reserve for excess and obsolete inventory for a nominal amount, $0.5 million, $0.1 million and $0.6 million, respectively, which were recognized within costs of revenue on the accompanying consolidated statements of operations. The Company’s inventory reserve was $4.1 million as of June 30, 2021 and December 31, 2020. The reserve for excess and obsolete inventories is determined based on the Company’s historical usage of inventory on hand, as well as future expectations and the amount necessary to reduce the cost of the inventory to its estimated net realizable value.

NOTE 5 — PROPERTY AND EQUIPMENT
Property and equipment are stated at cost less accumulated depreciation. Depreciation (and amortization of finance lease assets) is calculated on a straight-line basis over the estimated useful life of each asset. Property and equipment consists of the following as of June 30, 2021 and December 31, 2020:
	June 30, 2021	December 31, 2020
	(in thousands)
Machinery and equipment	$585,728	$596,441
Buildings and leasehold improvements	96,793	93,236
Pipelines	72,803	72,458
Disposal wells	44,392	48,097
Vehicles and equipment	29,477	30,975
Land	10,624	13,497
Computer equipment and software	6,222	7,127
Office furniture and equipment	857	892
Machinery and equipment – finance lease	544	537
Vehicles and equipment – finance lease	422	475
Computer equipment and software – finance lease	412	356
Construction in progress	10,318	14,811
	858,592	878,902
Less accumulated depreciation(1)	(541,021)	(528,537)
Total property and equipment, net	$317,571	$350,365

(1)
Includes $1.1 million of accumulated depreciation related to finance leases as of both June 30, 2021 and December 31, 2020.

Total depreciation and amortization expense related to property and equipment and finance leases presented in the table above, as well as amortization of intangible assets presented in Note 6 is as follows:
	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	(in thousands)
Category
Depreciation expense from property and equipment	$19,017	$23,286	$38,604	$47,271
Amortization expense from finance leases	21	39	103	116
Amortization expense from intangible assets	2,616	2,986	5,233	5,979
Accretion expense from asset retirement obligations	(12)	31	1	(157)
Total depreciation and amortization	$21,642	$26,342	$43,941	$53,209
Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During the Prior Quarter and Prior Period, the Company determined that certain equipment was obsolete, and recorded the following impairment charges:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	(in thousands)
Impairment and abandonment of property and equipment
Water Services	$—	$1,396	$—	$3,894
Water Infrastructure	—	3,330	—	4,016
Total impairment and abandonment of property and equipment	$—	$4,726	$—	$7,910
NOTE 6 — GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill is evaluated for impairment on at least an annual basis, or more frequently if indicators of impairment exist. The annual impairment tests are based on Level 3 inputs (see “Note 10 — Fair Value Measurement”). During the first quarter of 2020, the Company had triggering events related to the significant adverse change to the demand for the Company’s services in connection with a significant decline in the price of oil and the related global economic impacts resulting from the OPEC+ disputes as well as the COVID-19 pandemic. This included uncertainty regarding oil prices and the length of the recovery following the significant market disruption in the oil and gas industry. Given the volatile market environment as of March 31, 2020, the Company utilized third-party valuation advisors to assist with these evaluations. These evaluations included significant judgment, including management’s short-term and long-term forecast of operating performance, discount rates based on our weighted-average cost of capital, revenue growth rates, profitability margins, capital expenditures, the timing of future cash flows based on an eventual recovery of the oil and gas industry, and in the case of long-lived assets, the remaining useful life and service potential of the asset. The Company performed quantitative tests for reporting units in both the Water Services and Water Infrastructure segments using the income and market approaches, resulting in a full impairment to goodwill in both segments totaling $266.9 million.
The components of other intangible assets, net as of June 30, 2021 and December 31, 2020 are as follows:
	As of June 30, 2021			As of December 31, 2020
	Gross Value	Accumulated Amortization	Net Value	Gross Value	Impairment	Accumulated Amortization	Net Value
	(in thousands)			(in thousands)
Definite-lived
Customer relationships	$116,554	$(33,836)	$82,718	$116,554	$—	$(29,302)	$87,252
Patents	9,741	(3,653)	6,088	9,741	—	(3,166)	6,575
Other	7,234	(6,585)	649	7,234	—	(6,373)	861
Total definite-lived	133,529	(44,074)	89,455	133,529	—	(38,841)	94,688
Indefinite-lived
Water rights	7,031	—	7,031	7,031	—	—	7,031
Trademarks	14,360	—	14,360	23,442	(9,082)	—	14,360
Total indefinite-lived	21,391	—	21,391	30,473	(9,082)	—	21,391
Total other intangible assets, net	$154,920	$(44,074)	$110,846	$164,002	$(9,082)	$(38,841)	$116,079
Due to the triggering events discussed above, the Company also tested indefinite-lived intangible assets for impairment during the first quarter of 2020. These evaluations included significant judgment, including discount rates based on our weighted-average cost of capital and the royalty rate. This resulted in

$9.1 million of impairment to trademarks using the relief from royalty method, which was recorded in the Oilfield Chemicals segment. Further, the Company tested all other long-lived assets for impairment, including definite-lived intangible assets, using an undiscounted test for recoverability at the asset group level which resulted in no additional impairments.
The weighted-average amortization period for customer relationships, patents, and other definite-lived assets was 9.2 years, 6.3 years, and 2.4 years, respectively, as of June 30, 2021. See Note 5 for the amortization expense during the Current Quarter, Prior Quarter, Current Period and Prior Period, respectively. The indefinite-lived water rights and trademarks are generally subject to renewal every five to ten years at immaterial renewal costs. Annual amortization of intangible assets for the next five years and beyond is as follows:
Amount
(in thousands)
Remainder of 2021	$5,233
Year ending December 31, 2022	10,252
Year ending December 31, 2023	10,180
Year ending December 31, 2024	10,111
Year ending December 31, 2025	9,948
Thereafter	43,731
Total	$89,455
NOTE 7 — DEBT
Credit facility and revolving line of credit
On November 1, 2017, SES Holdings and Select Energy Services, LLC (“Select LLC”) entered into a $300.0 million senior secured revolving credit facility (the “Credit Agreement”), by and among SES Holdings, as parent, Select LLC, as borrower and certain of SES Holdings’ subsidiaries, as guarantors, each of the lenders party thereto and Wells Fargo Bank, N.A., as administrative agent, issuing lender and swingline lender (the “Administrative Agent”). The Credit Agreement also has a sublimit of $40.0 million for letters of credit and a sublimit of $30.0 million for swingline loans. The maturity date of the Credit Agreement is the earlier of (a) November 1, 2022, and (b) the earlier termination in whole of the Commitments pursuant to Section 2.1(b) of Article VII of the Credit Agreement.
The Credit Agreement permits extensions of credit up to the lesser of $300.0 million and a borrowing base that is determined by calculating the amount equal to the sum of (i) 85% of the Eligible Billed Receivables (as defined in the Credit Agreement), plus (ii) 75% of Eligible Unbilled Receivables (as defined in the Credit Agreement), provided that this amount will not equal more than 35% of the borrowing base, plus (iii) the lesser of (A) the product of 70% multiplied by the value of Eligible Inventory (as defined in the Credit Agreement) at such time and (B) the product of 85% multiplied by the Net Recovery Percentage (as defined in the Credit Agreement) identified in the most recent Acceptable Appraisal of Inventory (as defined in the Credit Agreement), multiplied by the value of Eligible Inventory at such time, provided that this amount will not equal more than 30% of the borrowing base, minus (iv) the aggregate amount of Reserves (as defined in the Credit Agreement), if any, established by the Administrative Agent from time to time, including, if any, the amount of the Dilution Reserve (as defined in the Credit Agreement). The borrowing base is calculated on a monthly basis pursuant to a borrowing base certificate delivered by Select LLC to the Administrative Agent.
Borrowings under the Credit Agreement bear interest, at Select LLC’s election, at either the (a) one-, two-, three- or six-month LIBOR (“Eurocurrency Rate”) or (b) the greatest of (i) the federal funds rate plus 0.5%, (ii) the one-month Eurocurrency Rate plus 1% and (iii) the Administrative Agent’s prime rate (the “Base Rate”), in each case plus an applicable margin. Interest is payable monthly in arrears. The applicable margin for Eurocurrency Rate loans ranges from 1.50% to 2.00% and the applicable margin for Base Rate loans ranges from 0.50% to 1.00%, in each case, depending on Select LLC’s average excess availability under the Credit Agreement. During the continuance of a bankruptcy event of default, automatically and during the continuance of any other default, upon the Administrative Agent’s or the required lenders’ election, all outstanding amounts under the Credit Agreement will bear interest at 2.00% plus the otherwise applicable interest rate.
Level	Average Excess Availability	Base Rate Margin	Eurocurrency Rate Margin
I	< 33% of the commitments	1.00%	2.00%
II	< 66.67% of the commitments and ≥ 33.33% of the commitments	0.75%	1.75%
III	≥ 66.67% of the commitments	0.50%	1.50%
Level	Average Revolver Usage	Unused Line Fee Percentage
I	≥ 50% of the commitments	0.250%
II	< 50% of the commitments	0.375%
The obligations under the Credit Agreement are guaranteed by SES Holdings and certain subsidiaries of SES Holdings and Select LLC and secured by a security interest in substantially all of the personal property assets of SES Holdings, Select LLC and their domestic subsidiaries.
The Credit Agreement contains certain customary representations and warranties, affirmative and negative covenants and events of default. If an event of default occurs and is continuing, the lenders may declare all amounts outstanding under the Credit Agreement to be immediately due and payable.
In addition, the Credit Agreement restricts SES Holdings’ and Select LLC’s ability to make distributions on, or redeem or repurchase, its equity interests, except for certain distributions, including distributions of cash so long as, both at the time of the distribution and after giving effect to the distribution, no default exists under the Credit Agreement and either (a) excess availability at all times during the preceding 30 consecutive days, on a pro forma basis and after giving effect to such distribution, is not less than the greater of (1) 25% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (2) $37.5 million or (b) if SES Holdings’ fixed charge coverage ratio is at least 1.0 to 1.0 on a pro forma basis, and excess availability at all times during the preceding 30 consecutive days, on a pro forma basis and after giving effect to such distribution, is not less than the greater of (1) 20% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (2) $30.0 million. Additionally, the Credit Agreement generally permits Select LLC to make distributions to allow Select Inc. to make payments required under the existing Tax Receivable Agreements. See “Note 11 — Related-Party Transactions” for further discussion of the Tax Receivable Agreements.
The Credit Agreement also requires SES Holdings to maintain a fixed charge coverage ratio of at least 1.0 to 1.0 at any time availability under the Credit Agreement is less than the greater of (i) 10% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (ii) $15.0 million and continuing through and including the first day after such time that availability under the Credit Agreement has equaled or exceeded the greater of (i) 10% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (ii) $15.0 million for 60 consecutive calendar days.
Certain lenders party to the Credit Agreement and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for the Company and its affiliates in the ordinary course of business for which they have received and would receive customary compensation. In addition, in the ordinary course of their various business activities, such parties and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investments and securities activities may involve the Company’s securities and/or instruments.
The Company had no borrowings outstanding under the Credit Agreement as of June 30, 2021 and December 31, 2020. As of June 30, 2021 and December 31, 2020, the borrowing base under the Credit Agreement was $128.3 million and $96.4 million, respectively. The borrowing capacity under the Credit Agreement was reduced by outstanding letters of credit of $15.1 million and $15.6 million as of June 30,

2021 and December 31, 2020, respectively. The Company’s letters of credit have a variable interest rate between 1.50% and 2.00% based on the Company’s average excess availability as outlined above. The unused portion of the available borrowings under the Credit Agreement was $113.2 million as of June 30, 2021.
Debt issuance costs are amortized to interest expense over the life of the debt to which they pertain. Total unamortized debt issuance costs as of June 30, 2021 and December 31, 2020, were $0.9 million and $1.3 million, respectively. As these debt issuance costs relate to a revolving line of credit, they are presented as a deferred charge within other assets on the consolidated balance sheets. Amortization expense related to debt issuance costs was $0.2 million, $0.2 million, $0.3 million and $0.3 million for the Current Quarter, Prior Quarter, Current Period and Prior Period, respectively.
The Company was in compliance with all debt covenants as of June 30, 2021.
NOTE 8 — COMMITMENTS AND CONTINGENCIES
Litigation
The Company is subject to a number of lawsuits and claims arising out of the normal conduct of its business. The ability to predict the ultimate outcome of such matters involves judgments, estimates and inherent uncertainties. Based on a consideration of all relevant facts and circumstances, including applicable insurance coverage, it is not expected that the ultimate outcome of any currently pending lawsuits or claims against the Company will have a material adverse effect on its consolidated financial position, results of operations or cash flows; however, there can be no assurance as to the ultimate outcome of these matters.
On April 20, 2021, an entity acquired in the 2017 merger (the “Rockwater Merger”) with Rockwater Energy Solutions, Inc. (“Rockwater”) formally pled guilty to violations of the Clean Air Act that occurred prior to the Rockwater Merger and entered a plea agreement before the U.S. District Court for the Middle District of Pennsylvania. Entry into this plea agreement has resolved the government’s prosecution related to Rockwater’s altering emissions controls systems on less than 5% of the vehicles in its fleet. The Company made final payments in April totaling $2.6 million, which was the amount accrued as of both March 31, 2021 and December 31, 2020, and did not incur additional monetary penalties or fines. The total amount paid in settlement of this matter was $4.3 million.
In February 2021, the Company and certain subsidiaries received Notices of Proposed Debarment from the Environmental Protection Agency’s (“EPA”) Suspension and Debarment Official. On July 6, 2021, the Company was notified by the EPA that they terminated the proposed debarment proceedings and administratively closed this matter.
Self-Insured Reserves
We are self-insured up to certain retention limits with respect to workers’ compensation, general liability and vehicle liability matters and health insurance. We maintain accruals for self-insurance retentions that we estimate using third-party data and claims history.
NOTE 9 — EQUITY-BASED COMPENSATION
The SES Holdings 2011 Equity Incentive Plan, (the “2011 Plan”) was approved by the board of managers of SES Holdings in April 2011. In conjunction with the private placement of 16,100,000 shares of the Company’s Class A Common Stock on December 20, 2016 (the “Select 144A Offering”), the Company adopted the Select Energy Services, Inc. 2016 Equity Incentive Plan (as amended, the “2016 Plan”) for employees, consultants and directors of the Company and its affiliates. Options that were outstanding under the 2011 Plan immediately prior to the Select 144A Offering were cancelled in exchange for new options granted under the 2016 Plan. On May 8, 2020, the Company’s stockholders approved an amendment to the 2016 Plan to increase the number of shares of the Company’s Class A Common Stock that may be issued under the 2016 Plan by 4,000,000 shares and to make certain other administrative changes. The 2016 Plan includes share recycling provisions that allow shares subject to an award that expires or is cancelled, forfeited or otherwise terminated without actual delivery of the underlying shares of Class A Common Stock to be considered not delivered and thus available to be granted as new awards under the 2016 Plan.

Currently, the maximum number of shares reserved for issuance under the 2016 Plan is approximately 13.3 million shares, with approximately 3.1 million shares available to be issued as of June 30, 2021. For all share-based compensation award types, the Company accounts for forfeitures as they occur.
Stock option awards
Stock options were granted with an exercise price equal to or greater than the fair market value of a share of Class A Common Stock as of the date of grant. The expected life of the options was based on the vesting period and term of the options awarded, which is ten years.
A summary of the Company’s stock option activity and related information as of and for the Current Period is as follows:
	For the six months ended June 30, 2021
	Stock Options	Weighted-average Exercise Price	Weighted-average Grant Date Value Term (Years)	Aggregate Intrinsic Value (in thousands)(a)
Beginning balance, outstanding	3,519,159	$16.11	3.3	$—
Expired	(1,386,469)	14.85
Ending balance, outstanding	2,132,690	$16.93	4.8	$—
Ending balance, exercisable	2,132,690	$16.93	4.8	$—
Nonvested at June 30, 2021	—	$—

(a)
Aggregate intrinsic value for stock options is based on the difference between the exercise price of the stock options and the quoted closing Class A Common Stock price of $6.04 and $4.10 as of June 30, 2021 and December 31, 2020, respectively.

The Company recognized no compensation expense related to stock options during the Current Quarter, a nominal amount of compensation expense during the Prior Quarter and the Current Period and $0.2 million of compensation expense in the Prior Period. As of June 30, 2021, all equity-based compensation expense related to stock options had been recognized.
Restricted Stock Awards
The value of the restricted stock awards granted was established by the market price of the Class A Common Stock on the date of grant and is recorded as compensation expense ratably over the vesting term, which is generally one to three years from the applicable date of grant. The Company recognized compensation expense of $2.1 million, $1.9 million, $3.1 million and $3.8 million related to the restricted stock awards for the Current Quarter, Prior Quarter, Current Period and Prior Period, respectively. As of June 30, 2021, there was $14.0 million of unrecognized compensation expense with a weighted-average remaining life of 2.0 years related to unvested restricted stock awards.
A summary of the Company’s restricted stock awards activity and related information for the Current Period is as follows:
	For the six months ended June 30, 2021
	Restricted Stock Awards	Weighted-average Grant Date Fair Value
Nonvested at December 31, 2020	2,003,072	$6.97
Granted	1,843,808	6.41
Vested	(693,582)	7.92
Forfeited	(301,395)	6.38
Nonvested at June 30, 2021	2,851,903	$6.44
Performance Share Units (PSUs)
During 2018 and 2019, the Company approved grants of performance share units (“PSUs”) that are subject to both performance-based and service-based vesting provisions. The number of shares of Class A

Common Stock issued to a recipient upon vesting of the PSU will be calculated based on performance against certain metrics that relate to the Company’s return on asset performance over the January 1, 2018 through December 31, 2020, and January 1, 2019 through December 31, 2021 performance periods, respectively.
The target number of shares of Class A Common Stock subject to each PSU granted in 2018 and 2019 is one; however, based on the achievement of performance criteria, the number of shares of Class A Common Stock that may be received in settlement of each PSU can range from zero to 1.75 times the target number. The PSUs become earned at the end of the performance period after the attainment of the performance level has been certified by the compensation committee, which will be no later than June 30, 2021 for the 2018 PSU grants, and June 30, 2022 for the 2019 PSU grants, assuming the minimum performance metrics are achieved. The target PSUs that become earned PSUs during the performance period will be determined in accordance with the following table:
Return on Assets at Performance Period End Date	Percentage of Target PSUs Earned
Less than 9.6%	0%
9.6%	50%
12%	100%
14.4%	175%
All PSUs granted in 2018 did not achieve the performance-based vesting conditions and were forfeited. Also, during 2020, the Company revised the estimates for the PSUs granted in 2019, which are not expected to achieve the performance-based vesting conditions.
During 2020 and 2021, the Company approved grants of PSUs that are subject to both performance-based and service-based vesting provisions related to (i) return on asset performance (“ROA”) in comparison to thirteen peer companies and (ii) Adjusted Free Cash Flow (“FCF”) performance percentage. The number of shares of Class A Common Stock issued to a recipient upon vesting of the PSUs will be calculated based on ROA and FCF performance over the applicable period from either January 1, 2020 through December 31, 2022 or January 1, 2021 through December 31, 2023. During the Current Quarter, the Company also approved grants of PSUs subject to both performance-based and service-based vesting conditions based on adjusted earnings before taxes and depreciation (“Adjusted EBITDA”) as defined in the agreement.
The target number of shares of Class A Common Stock subject to each PSU granted in 2020 and 2021 is one; however, based on the achievement of performance criteria, the number of shares of Class A Common Stock that may be received in settlement of each PSU can range from zero to 1.75 times the target number. The PSUs become earned at the end of the performance period after the attainment of the performance level has been certified by the compensation committee, which will be no later than June 30, 2023 for the 2020 PSU grants and June 30, 2024 for the 2021 PSU grants, assuming the applicable minimum performance metrics are achieved.
The target PSUs granted in 2020 that become earned connected with the ROA in comparison to other companies will be determined based on the Company’s Average Return on Assets (as defined in the applicable PSU agreement) relative to the Average Return on Assets of the peer companies (as defined in the applicable PSU agreement) in accordance with the following table, but only if the Company’s Average Return on Assets is equal to or greater than 5% during the performance period. The target PSUs granted in 2021 removed the 5% minimum ROA for the Company and added that the Company must have a positive Total Shareholder Return (as defined in the applicable PSU agreement) over the performance period. As a result of this market condition being added, the 2021 PSUs will be valued each reporting period utilizing a Black-Scholes model.

Ranking Among Peer Group	Percentage of Target Amount Earned
Outside of Top 10	0%
Top 10	50%
Top 7	100%
Top 3	175%
The target PSUs that become earned in connection with the adjusted FCF performance percentage will be determined (as defined in the applicable PSU agreement) in accordance with the following table:
Adjusted FCF Performance Percentage	Percentage of Target Amount Earned
Less than 70%	0%
70%	50%
100%	100%
130%	175%
The target PSUs granted in 2021 connected with Adjusted EBITDA can only vest at 100% if the minimum Adjusted EBITDA threshold is met. Failure to meet this threshold would result in 0% vesting.
The fair value on the date the PSUs were granted during 2021, 2020, and 2019 was $4.7 million, $4.4 million, $7.0 million, respectively. Compensation expense related to the PSUs is determined by multiplying the number of shares of Class A Common Stock underlying such awards that, based on the Company’s estimate, are probable to vest by the measurement date (i.e., the last day of each reporting period date) fair value and recognized using the accelerated attribution method. The Company recognized compensation expense of $0.4 million, a credit to compensation expense of $0.7 million, compensation expense of $0.9 million and a credit to compensation expense of $2.2 million related to the PSUs for the Current Quarter, Prior Quarter, Current Period and Prior Period, respectively.
As of June 30, 2021, the unrecognized compensation cost related to our unvested PSUs is estimated to be $4.6 million and is expected to be recognized over a weighted-average period of 2.1 years. However, this compensation cost will be adjusted as appropriate throughout the applicable performance periods.
The following table summarizes the information about the performance share units outstanding as of June 30, 2021:
Performance Share Units
Nonvested as of December 31, 2020	1,763,909
Target shares granted	689,551
Target shares forfeited	(242,087)
Target shares outstanding as of June 30, 2021	2,211,373
Employee Stock Purchase Plan (ESPP)
The Company has an Employee Stock Purchase Plan (“ESPP”) under which employees that have been continuously employed for at least one year may purchase shares of Class A Common Stock at a discount. The plan provides for four offering periods per year for purchases: December 1 through February 28, March 1 through May 31, June 1 through August 31 and September 1 through November 30. At the end of each offering period, enrolled employees purchase shares of Class A Common Stock at a price equal to 95% of the market value of the stock on the last day of such offering period. The purchases are made at the end of an offering period with funds accumulated through payroll deductions over the course of the offering period. Subject to limitations set forth in the plan and under IRS regulations, eligible employees may elect to contribute a maximum of $15,000 to the plan in a single calendar year. The plan is deemed to be noncompensatory.

The following table summarizes ESPP activity (in thousands, except shares):
For the six months ended June 30, 2021
Cash received for shares issued	$29
Shares issued	4,881
Share Repurchases
During the Current Quarter, the Company repurchased 55,898 shares of Class A Common Stock in connection with employee minimum tax withholding requirements for units vested under the 2016 Plan. All repurchased shares were retired. During the Current Quarter, the repurchases were accounted for as a decrease to paid-in-capital of $0.3 million and a decrease to Class A Common Stock of approximately $600. During the Prior Quarter, the Company repurchased 1,139,729 shares in the open market and repurchased 36,781 shares in connection with employee minimum tax withholding requirements.
During the Current Period, the Company repurchased 199,976 shares of Class A Common Stock in connection with employee minimum tax withholding requirements for units vested under the 2016 Plan. All repurchased shares were retired. During the Current Period, the repurchases were accounted for as a decrease to paid-in-capital of $1.2 million and a decrease to Class A Common Stock of approximately $2,000. During the Prior Period, the Company repurchased 1,989,440 shares in the open market and repurchased 166,461 shares in connection with employee minimum tax withholding requirements.
NOTE 10 — FAIR VALUE MEASUREMENT
The Company utilizes fair value measurements to measure assets and liabilities in a business combination, assess impairment and abandonment of property and equipment, intangible assets and goodwill or to measure the value of securities marked to market. Fair value is defined as the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in an orderly transaction between market participants at the measurement date. Further, ASC 820, Fair Value Measurements, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and includes certain disclosure requirements. Fair value estimates are based on either (i) actual market data or (ii) assumptions that other market participants would use in pricing an asset or liability, including estimates of risk.
ASC 820 establishes a three-level valuation hierarchy for the disclosure of fair value measurements. The valuation hierarchy categorizes assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. The three levels are defined as follows:
Level 1 — Unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2 — Quoted prices for similar assets or liabilities in non-active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3 — Inputs that are unobservable and significant to the fair value measurement (including the Company’s own assumptions in determining fair value).
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. There were no transfers into, or out of, the three levels of the fair value hierarchy for the six months ended June 30, 2021 or the year ended December 31, 2020.

The following table presents information about the Company’s assets measured at fair value on a recurring basis as of June 30, 2021:
	Frequency	Measurement Date	Fair Value Measurements Using			Carrying Value(1)	Impairment
			Level 1	Level 2	Level 3
					(in thousands)
Six months ended June 30, 2021
Investments	Recurring	March 31	$1,546	$—	$—	$1,546	$—
Investments	Recurring	June 30	2,208	—	—	2,208	—

(1)
Amount represents carrying value at the date of assessment.

Other fair value considerations
The carrying values of the Company’s current financial instruments, which include cash and cash equivalents, accounts receivable trade and accounts payable, approximate their fair value as of June 30, 2021 and December 31, 2020, due to the short-term maturity of these instruments. The Company did not have any bank debt as of June 30, 2021 or December 31, 2020. The estimated fair values of the Company’s financial instruments are not necessarily indicative of the amounts that would be realized in a current market exchange.
Nonmonetary transaction:   During the third quarter of 2020, the Company had a nonmonetary exchange with a customer whereby the customer settled a $1.6 million accounts receivable balance using its restricted common stock, warrants and other privately traded securities. As of June 30, 2021, all securities received in the exchange are now publicly traded and free of restrictions. The Company uses the fair value option to account for this investment with the fair value derived from quoted active market pricing of the unrestricted, publicly traded equity. The Company chose the fair value option because it represents the period-end value of the securities, which the Company has the ability to sell. The Company recorded a $0.7 million unrealized gain and $1.2 million unrealized loss on the securities during the Current Quarter and Current Period, respectively, based on the value of the equity at June 30, 2021, recognized within other income (expense), net on the accompanying consolidated statements of operations. The $2.2 million of common stock and related securities was included in prepaid expenses and other current assets on the accompanying consolidated balance sheets as of June 30, 2021.
NOTE 11 — RELATED-PARTY TRANSACTIONS
The Company considers its related parties to be those stockholders who are beneficial owners of more than 5.0% of its common stock, executive officers, members of its board of directors or immediate family members of any of the foregoing persons, an investment in a company that is significantly influenced by another related party, and cost-method and equity-method investees. The Company has entered into a number of transactions with related parties. In accordance with the Company’s related persons transactions policy, the audit committee of the Company’s board of directors regularly reviews these transactions. However, the Company’s results of operations may have been different if these transactions were conducted with non-related parties.
During the Current Quarter, sales to related parties were $0.3 million and purchases from related-party vendors were $2.4 million. These purchases consisted of $1.5 million relating to the rental of certain equipment or other services used in operations, $0.8 million relating to management, consulting and other services and $0.1 million related to purchases of property and equipment.
During the Prior Quarter, sales to related parties were $0.2 million and purchases from related-party vendors were $1.5 million. These purchases consisted of $1.4 million relating to the rental of certain equipment or other services used in operations, $0.1 million relating to purchases of property and equipment, management, consulting and other services.

During the Current Period, sales to related parties were $0.6 million and purchases from related-party vendors were $3.5 million. These purchases consisted of $2.4 million relating to the rental of certain equipment or other services used in operations, $1.0 million relating to management, consulting and other services and $0.1 million related to purchases of property and equipment.
During the Prior Period, sales to related parties were $2.6 million and purchases from related-party vendors were $5.7 million. These purchases consisted of $5.1 million relating to the rental of certain equipment or other services used in operations, $0.3 million relating to purchases of property and equipment, $0.2 million relating to management, consulting and other services and $0.1 million relating to inventory and consumables.
Tax Receivable Agreements
In connection with the Select 144A Offering, the Company entered into two tax receivable agreements (the “Tax Receivable Agreements”) with Legacy Owner Holdco and certain other affiliates of the then holders of SES Holdings LLC Units (each such person and any permitted transferee thereof, a “TRA Holder,” and together, the “TRA Holders”).
The first of the Tax Receivable Agreements, which the Company entered into with Legacy Owner Holdco and Crestview Partners II GP, L.P. (“Crestview GP”), generally provides for the payment by the Company to such TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax that the Company actually realizes (computed using simplifying assumptions to address the impact of state and local taxes) or is deemed to realize in certain circumstances in periods after the Select 144A Offering as a result of, as applicable to each such TRA Holder, (i) certain increases in tax basis that occur as a result of the Company’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder’s SES Holdings LLC Units in connection with the Select 144A Offering or pursuant to the exercise of the Exchange Right or the Company’s Call Right and (ii) imputed interest deemed to be paid by the Company as a result of, and additional tax basis arising from, any payments the Company makes under such Tax Receivable Agreement.
The second of the Tax Receivable Agreements, which the Company entered into with an affiliate of certain Legacy Owners and Crestview GP, generally provides for the payment by the Company to such TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax that the Company actually realizes (computed using simplifying assumptions to address the impact of state and local taxes) or is deemed to realize in certain circumstances in periods after the Select 144A Offering as a result of, as applicable to each such TRA Holder, (i) any net operating losses available to the Company as a result of certain reorganization transactions entered into in connection with the Select 144A Offering and (ii) imputed interest deemed to be paid by the Company as a result of any payments the Company makes under such Tax Receivable Agreement.
The Company has not recognized a liability associated with the Tax Receivable Agreements as of June 30, 2021 or December 31, 2020.
NOTE 12 — INCOME TAXES
The Company’s income tax information is presented in the table below. The effective tax rate is different than the 21% standard Federal rate due to net income allocated to noncontrolling interests, state income taxes and valuation allowances.
	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	(in thousands)
Current income tax expense (benefit)	$12	$(607)	$(185)	$(679)
Deferred income tax expense (benefit)	72	477	6	385
Total income tax expense (benefit)	$84	$(130)	$(179)	$(294)
Effective Tax Rate	(0.4)%	0.2%	0.4%	0.1%

On March 27, 2020, the CARES Act was enacted. The CARES Act includes, among other things, certain income tax provisions for businesses. The Company recognized an income tax benefit of $0.5 million during the Prior Period, as a result of the net operating loss carryback and interest expense limitation provisions of the CARES Act.
NOTE 13 — NONCONTROLLING INTERESTS
The Company’s noncontrolling interests fall into two categories as follows:
•
Noncontrolling interests attributable to joint ventures formed for water-related services.

•
Noncontrolling interests attributable to holders of Class B Common Stock.

	As of June 30, 2021	As of December 31, 2020
	(in thousands)
Noncontrolling interests attributable to joint ventures formed for water-related services	$1,068	$2,002
Noncontrolling interests attributable to holders of Class B Common Stock	102,483	110,819
Total noncontrolling interests	$103,551	$112,821
During the Current Period, the Company initiated the dissolution of one of its water-related services joint ventures and increased its ownership interest in another joint venture, which, combined, eliminated $0.9 million of noncontrolling interest. During the Prior Period, the Company sold a 50% interest in one of its water-related services joint ventures, which eliminated $0.1 million of noncontrolling interest. Additionally, for all periods presented, there were changes in Select Inc.’s ownership interest in SES Holdings LLC. The effects of the changes in Select Inc.’s ownership interest in SES Holdings LLC are as follows:
	For the six months ended June 30,
	2021	2020
	(in thousands)
Net loss attributable to Select Energy Services, Inc.	$(39,674)	$(290,160)
Transfers from (to) noncontrolling interests:
Increase in additional paid-in capital as a result of restricted stock issuance, net of forfeitures	1,582	1,911
Increase in additional paid-in capital as a result of issuance of common stock due to vesting of restricted stock units	—	1
Decrease in additional paid-in capital as a result of the repurchase of SES Holdings LLC Units	(19)	(1,405)
Increase in additional paid-in capital as a result of the Employee Stock Purchase Plan shares issued	1	4
Change to equity from net loss attributable to Select Energy Services, Inc. and transfers from noncontrolling interests	$(38,110)	$(289,649)
NOTE 14 — LOSS PER SHARE
Loss per share is based on the amount of loss allocated to the stockholders and the weighted-average number of shares outstanding during the period for each class of common stock. Outstanding options to purchase 2,132,690, 3,542,939, 2,132,690 and 3,542,939 shares of Class A Common Stock are not included in the calculation of diluted weighted-average shares outstanding for the Current Quarter, Prior Quarter, Current Period and Prior Period, respectively, as the effect is antidilutive.

The following tables present the Company’s calculation of basic and diluted loss per share for the Current and Prior Quarter and the Current and Prior Period (dollars in thousands, except share and per share amounts):
	Three months ended June 30, 2021			Three months ended June 30, 2020
	Select Energy Services, Inc.	Class A	Class B	Select Energy Services, Inc.	Class A	Class B
Numerator:
Net loss	$(19,615)			$(53,044)
Net loss attributable to noncontrolling interests	3,048			8,746
Net loss attributable to Select Energy Services, Inc. – basic	$(16,567)	$(16,567)	$—	$(44,298)	$(44,298)	$—
Net loss attributable to Select Energy Services, Inc. – diluted	$(16,567)	$(16,567)	$—	$(44,298)	$(44,298)	$—
Denominator:
Weighted-average shares of common stock outstanding – basic		85,244,439	16,221,101		84,937,043	16,221,101
Weighted-average shares of common stock outstanding – diluted		85,244,439	16,221,101		84,937,043	16,221,101
Loss per share:
Basic		$(0.19)	$—		$(0.52)	$—
Diluted		$(0.19)	$—		$(0.52)	$—
	Six months ended June 30, 2021			Six months ended June 30, 2020
	Select Energy Services, Inc.	Class A	Class B	Select Energy Services, Inc.	Class A	Class B
Numerator:
Net loss	$(47,036)			$(344,264)
Net loss attributable to noncontrolling interests	7,362			54,104
Net loss income attributable to Select Energy Services, Inc. – basic	$(39,674)	$(39,674)	$—	(290,160)	$(290,160)	$—
Net loss income attributable to Select Energy Services, Inc. – diluted	$(39,674)	$(39,674)	$—	$(290,160)	$(290,160)	$—
Denominator:
Weighted-average shares of common stock outstanding – basic		85,118,851	16,221,101		85,520,935	16,221,101
Weighted-average shares of common stock outstanding – diluted		85,118,851	16,221,101		85,520,935	16,221,101
Loss per share:
Basic		$(0.47)	$—		$(3.39)	$—
Diluted		$(0.47)	$—		$(3.39)	$—

NOTE 15 — SEGMENT INFORMATION
Select Inc. is a leading provider of comprehensive water-management and chemical solutions to the oil and gas industry in the U.S. The Company’s services are offered through three reportable segments. Reportable segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the CODM in deciding how to allocate resources and assess performance. The Company’s CODM assesses performance and allocates resources on the basis of the three reportable segments. Corporate and other expenses that do not individually meet the criteria for segment reporting are reported separately as Corporate or Other.
The Company’s CODM assesses performance and allocates resources on the basis of the following three reportable segments:
Water Services — The Water Services segment consists of the Company’s services businesses, including water transfer, flowback and well testing, fluids hauling, water containment and water network automation, primarily serving E&P companies. Additionally, this segment includes the operations of our accommodations and rentals business as well as the Company’s industrial solutions business.
Water Infrastructure — The Water Infrastructure segment consists of the Company’s infrastructure assets, including operations associated with our water sourcing and pipeline infrastructure, our water recycling solutions and infrastructure, and our produced water gathering systems and saltwater disposal wells, primarily serving E&P companies.
Oilfield Chemicals — The Oilfield Chemicals segment provides technical solutions and expertise related to chemical applications in the oil and gas industry. We also have significant capabilities in supplying logistics for chemical applications. We develop, manufacture and provide a full suite of chemicals used in hydraulic fracturing, stimulation, cementing, production, pipelines and well completions. Given the breadth of chemicals and application expertise we provide, our customers range from pressure pumpers to major integrated and independent U.S. and international oil and gas producers. This segment also utilizes its chemical experience and lab testing capabilities to customize tailored water treatment solutions designed to optimize the fracturing fluid system in conjunction with the quality of water used in well completions.
Financial information by segment for the Current and Prior Quarter and the Current and Prior Period is as follows:
	For the three months ended June 30, 2021
	Revenue	(Loss) Income before taxes	Depreciation and Amortization	Capital Expenditures
	(in thousands)
Water Services	$77,230	$(9,902)	$12,339	$2,704
Water Infrastructure	33,330	(885)	6,446	5,122
Oilfield Chemicals	51,467	1,225	2,234	639
Other	—	(3)	—	—
Eliminations	(910)	—	—	—
Loss from operations	(9,565)
Corporate	—	(8,808)	623	—
Interest expense, net	—	(400)	—	—
Other expense, net	—	(758)	—	—
	$161,117	$(19,531)	$21,642	$8,465

	For the three months ended June 30, 2020
	Revenue	Loss before taxes	Depreciation and Amortization	Capital Expenditures
	(in thousands)
Water Services	$56,090	$(22,518)	$15,880	$(48)
Water Infrastructure	15,439	(11,037)	7,024	(205)
Oilfield Chemicals	21,174	(7,216)	2,604	1,614
Other	—	(38)	—	—
Eliminations	(464)	—	—	—
Loss from operations		(40,809)
Corporate	—	(6,996)	834	—
Interest expense, net	—	(513)	—	—
Other expense, net	—	(4,856)	—	—
	$92,239	$(53,174)	$26,342	$1,361
	For the six months ended June 30, 2021
	Revenue	(Loss) Income before taxes	Depreciation and Amortization	Capital Expenditures
	(in thousands)
Water Services	$143,947	$(23,212)	$25,393	$2,973
Water Infrastructure	71,135	772	12,701	9,582
Oilfield Chemicals	93,279	(252)	4,574	1,200
Other	—	(16)	—	1
Eliminations	(3,502)	—	—	—
Loss from operations		(22,708)
Corporate	—	(20,709)	1,273	—
Interest expense, net	—	(835)	—	—
Other expense, net	—	(2,963)	—	—
	$304,859	$(47,215)	$43,941	$13,756
	For the six months ended June 30, 2020
	Revenue	Loss before taxes	Depreciation and Amortization	Capital Expenditures
	(in thousands)
Water Services	$206,242	$(218,418)	$33,036	$1,219
Water Infrastructure	73,323	(93,114)	14,052	2,363
Oilfield Chemicals	92,202	(10,112)	4,602	4,504
Other	—	(13)	—	325
Eliminations	(1,243)	—	—	—
Loss from operations		(321,657)
Corporate	—	(16,979)	1,519	—
Interest expense, net	—	(844)	—	—
Other expense, net	—	(5,078)	—	—
	$370,524	$(344,558)	$53,209	$8,411

Total assets by segment as of June 30, 2021 and December 31, 2020, is as follows:
	As of June 30, 2021	As of December 31, 2020
	(in thousands)
Water Services	$478,460	$515,856
Water Infrastructure	195,523	204,995
Oilfield Chemicals	160,146	147,612
Other	5,734	6,896
	$839,863	$875,359
NOTE 16 — SUBSEQUENT EVENTS
On July 9, 2021, the Company acquired Complete Energy Services, Inc., an operating subsidiary of Superior Energy Services, Inc. (“Superior”). The Company acquired substantially all of the water-related assets, liabilities and ongoing operations of the business, including working capital. In consideration, the Company issued 3.6 million shares of Class A Common Stock and paid $14.2 million in cash, subject to standard post-closing adjustments, to Superior to close the transaction.

Item 2.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this report, as well as the historical consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2020, filed with the Securities and Exchange Commission on February 24, 2021 (our “2020 Form 10-K”). This discussion and analysis contains forward-looking statements based upon our current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors as described under “Cautionary Note Regarding Forward-Looking Statements” and other cautionary statements described under the heading “Risk Factors” included in our 2020 Form 10-K, under the heading “Part II — Item 1A. Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 and this Quarterly Report on Form 10-Q. We assume no obligation to update any of these forward-looking statements.
This discussion relates to the three and six months ended June 30, 2021 (the “Current Quarter” and the “Current Period”, respectively) and the three and six months ended June 30, 2020 (the “Prior Quarter” and the “Prior Period”, respectively).
Overview
We are a leading provider of comprehensive water-management and chemical solutions to the oil and gas industry in the United States (“U.S.”). We also develop, manufacture and deliver a full suite of chemical products for use in oil and gas well completion and production operations. As a leader in the water solutions industry, we place the utmost importance on safe, environmentally responsible management of oilfield water throughout the lifecycle of a well. Additionally, we believe that responsibly managing water resources through our operations to help conserve and protect the environment in the communities in which we operate is paramount to our continued success.
In many regions of the country, there has been growing concern about the volumes of water required for new oil and gas well completions. Working with our customers and local communities, we strive to be an industry leader in the development of cost-effective alternatives to fresh water. Specifically, we offer services that enable our exploration and production (“E&P”) customers to treat and reuse produced water, thereby reducing the demand for fresh water while also reducing the volumes of saltwater that must be disposed by injection. In many areas, we have also acquired sources of non-potable water, such as brackish water or municipal or industrial effluent. Through our expertise in chemical technologies and our FluidMatch™ design solutions, we provide water profiling and fluid assessment services for our customers to support the optimization of their fluid systems, enabling the economic use of these alternative sources. We also work with our E&P customers to reduce the environmental footprint of their operations through the use of temporary hose and permanent pipeline systems, which are supported by extensive monitoring and automation technology solutions that provide safer and more efficient water resource management. These solutions significantly reduce the demand for trucking operations, thereby reducing diesel exhaust emissions, increasing safety and decreasing traffic congestion in nearby communities.
Environmental Consciousness
We are one of the few large public oilfield services companies whose primary focus is on the management of water and water logistics in the oil and gas industry. Accordingly, the importance of responsibly managing water resources through both our operations and recycling efforts to help conserve water and protect the environment is paramount to our continued success. We view our unique position as an opportunity to transform water management by leveraging our oilfield chemicals business to develop produced water management solutions that increase our customers’ ability to reuse this produced water and add value to their operations. As for management of water logistics, our Company was founded with a focus on water transfer through temporary and permanent pipeline, which substantially reduces the industry’s use of traditional trucking services for water transfer operations, thereby significantly reducing emissions generated by semi-trucks moving water and reducing the level of truck traffic on the roads in the areas in which we operate. We estimate that we eliminate over 3,800 truckloads that would have been necessary to deliver water during a single well completion job using our temporary and permanent pipeline. We estimate that in 2020 alone, Select reduced CO2 emissions by more than 48,000 metric tons by displacing 1.6 million truckloads from the roads. We also work diligently to implement “green” initiatives when possible that reduce our environmental footprint. For example, we continue to reduce emissions through efficiency gains from our investments in automation technology and are deploying specialized flowback and production technology dedicated to capturing and reducing methane emissions on-site. Additionally, we already deploy solar panels on the majority of our automation fleet, and we continue to look for ways to replace diesel with natural gas, electric or solar-powered solutions.
Separate from our water solutions business, our oilfield chemicals business utilizes environmentally-conscious chemistry when possible, such as using non-detectable solvents, replacing nonylphenol ethoxylates with alcohol ethoxylates, and replacing crude oil-derived raw materials with cleaner, natural gas derived materials. The chemistries we have developed allow for extended use of produced water and the reuse of produced water without the need for extensive reconditioning measures. We have made significant changes in our operations to improve our water management and chemical solutions to support environmental protection, and while we are proud of what we have accomplished, we are constantly striving to improve in these areas. We regularly interact with local, state, and federal governments in order to promote compliance with applicable laws and regulations, and we aim to develop partnerships with officials to enhance the responsible use of natural resources as unconventional oil and gas development matures.
We have surveyed our raw materials vendors to understand the status of environmental, social and corporate governance (“ESG”) compliance within their organizations. We prioritize partnering with vendors that have fully implemented or are in the process of implementing an accredited ESG program. With respect to raw materials vendors that do not have an ESG program in place, we are working with them to promote the development of such a program.
Recent Developments
The ongoing effects of the COVID-19 pandemic on our operations have had a material negative impact on our financial results. While vaccination rates continue to increase, such negative impact may continue well beyond the containment of the pandemic until economies, associated oil demand and resulting oilfield activity all fully rebound. While we have seen activity improve considerably since the low point experienced in 2020, there remains uncertainty, and we believe global oil demand is expected to remain challenged at least until the COVID-19 pandemic can be contained globally, and any material increases to oil supply in the near-term could challenge oil prices and subsequently the activity levels of our customers and the resulting demand for our services. We cannot provide assurance that our assumptions used to estimate our future financial results will be correct given the unpredictable nature of the current market environment after the rapid decline in the demand for oil and demand for our services. As a consequence, our ability to accurately forecast our activity and profitability is uncertain.
The magnitude and ultimate duration of the COVID-19 pandemic is also uncertain. Therefore, we cannot estimate its impact on our business, financial condition or near- or longer-term financial or operational results with certainty. During 2020, we took actions to protect our balance sheet and maintain our liquidity, including significantly decreasing our operating expenses by reducing headcount, reducing salaries and director compensation, closing yard locations, idling facilities, reducing third-party expenses and streamlining operations, as well as reducing capital expenditures. We also deferred employer payroll tax payments in accordance with the provisions of the CARES Act, and may take advantage of future legislation passed by the U.S. Congress in response to the COVID-19 pandemic. In this environment, the Company has planned for a range of scenarios and has taken a number of actions. To protect our workforce during the COVID-19 pandemic, we have taken steps to support our people who are affected by the virus, manage work-from-home scheduling as appropriate, limit on-site visitors, and monitor and consistently communicate with those who are required to be at a work location, while also providing these employees with additional personal protective equipment.
Based on our current cash and cash equivalents balance, operating cash flow, available borrowings under our Credit Agreement and the ongoing actions discussed above, we believe that we will be able to maintain sufficient liquidity to satisfy our obligations and remain in compliance with our existing debt covenants through the next twelve months, prior to giving effect to any future financing that may occur.

As a result of reduced oil inventories and economic recovery in much of the world, oil and gas prices improved notably in the Current Quarter. During the Current Quarter, the average spot price of West Texas Intermediate crude oil was $66.19 versus an average price of $27.96 for the Prior Quarter. The average Henry Hub natural gas spot price during the Current Quarter was $2.94 versus an average of $1.71 for the Prior Quarter. These price levels are generally supportive of our customers’ drilling and completion programs in the major shale basins.
Many of our customers have also pledged to prioritize managing their capital spending to within cash flow from operations and increase debt repayment and/or returns of capital to investors. Additionally, consolidation among our customers, when combined with decreases in our customers’ capital budgeting, can disrupt our market in the near-term and the resulting demand for our services. Recent market conditions have resulted in a number of consolidation, restructuring and bankruptcy activities in the industry. While the broader capital markets have recovered considerably, recent market conditions combined with current investor sentiment may make it challenging for additional distressed oil and gas companies to resolve their debt covenant and liquidity challenges in the near-term, potentially resulting in a number of restructuring activities, including bankruptcies, in the industry. While we see no immediate need for additional capital given our liquidity position, this difficulty in accessing capital markets may negatively impact some of our highly leveraged customers and competitors.
Outside of the macroeconomic challenges, from an operational standpoint, many of the recent trends still apply to ongoing unconventional oil and gas development. For example, while we believe leading-edge lateral lengths and proppant use are plateauing, the average operator continues to catch up to this leading edge. The continued trend towards multi-well pad development, executed within a limited time frame, has increased the overall complexity of well completions, while increasing frac efficiency and the use of lower-cost in-basin sand has decreased total costs for our customers. However, we note the continued efficiency gains in the well completions process can limit the days we spend on the wellsite and, therefore, negatively impact the total revenue opportunity for certain of our services utilizing day-rate pricing models.
This multi-well pad development, combined with recent upstream acreage consolidation and the emerging trends around the reuse applications of produced water, particularly in the Permian Basin, however, provides significant opportunity for companies like us that can deliver increasingly complex solutions for our E&P customers across the full completion and production lifecycle of wells.
The trend of increased use of produced water will require additional chemical treatment solutions, and we have a dedicated team of specialists focused every day on developing and deploying innovative water treatment and reuse services for our customers. Our FluidMatch™ design solutions enable our customers to economically use these alternative sources to optimize their fluid systems by providing water profiling and fluid assessment services in real time. With our water treatment capabilities, our Well Chemical Services team and our knowledge base within our Oilfield Chemicals segment, we are well-positioned to advance these solutions. This trend also supports more complex “on the fly” solutions that treat, proportion, and blend various streams of water and chemicals at the wellsite. This complexity favors service companies able to provide advanced technology solutions that are able to economically compete with alternative historical solutions. Ultimately, we intend to play an important role in the advancement of water and chemical solutions that are designed to meet the sustainability goals of all stakeholders.
Our water logistics, treatment, and chemical application expertise, in combination with advanced technology solutions, are applicable to other industries beyond oil and gas. We have a significant customer in the paper industry, and are working to further commercialize our services in the pulp and paper industry, as well as in other industrial businesses.
Permian Basin Recycling Facility Projects
We were recently awarded contracts underwriting the construction of three newly produced water recycling facilities serving key customers in the Permian Basin, with two located in the Midland Basin and one located in the Delaware Basin. Once completed, these state-of-the-art facilities will allow us to leverage our expertise in frac chemistry and fluid optimization and provide customers with sustainable recycling solutions that deliver a consistent water quality standard for use in completion activities, thereby decreasing both fresh water usage and waste disposal. In support of this growing Permian water infrastructure network, we also acquired infrastructure from an existing customer with one million barrels of storage capacity and are in the process of upgrading our previously announced Midland Basin produced water recycling facility to meet additional commercial demand from customers adjacent to the facility.
We commenced construction on the two new Midland Basin fixed infrastructure produced water recycling facilities during the Current Quarter. Both projects are supported by long-term contracts with private operators in the Midland Basin for the purchase and delivery of recycled produced water. Each facility will support the recycling of up to 40,000 barrels of water per day while providing approximately 1.4 million barrels of adjacent recycled water storage capacity. We expect these facilities to be fully operational by the end of the third quarter of 2021.
We also commenced construction on a third facility during the Current Quarter which will be a centralized produced water recycling facility for a major integrated operator in the Delaware Basin. This facility is designed to recycle up to 30,000 barrels of produced water per day and will be supported by one million barrels of adjacent recycled water storage capacity. We expect the facility to be fully operational by the end of the third quarter of 2021.
Additionally, we are in the process of expanding our previously announced Midland Basin produced water recycling facility serving Martin and Midland Counties, Texas and will soon begin installing bi-directional pipeline infrastructure to connect the facility to nearby operators to meet increasing demand from our anchor customer as well as from nearby third-party operators. Once completed, these upgrades will increase the throughput capacity of the facility by 30% to 65,000 barrels of produced water per day and increase the nearby recycled water storage capacity by 40% to 2.8 million barrels. The new pipeline will be capable of transporting approximately 58,000 barrels of water per day to and from the facility. We expect these upgrades to be complete and operational by the end of the third quarter of 2021, and to be substantially accretive financially given the existing infrastructure already in place.
These projects supplement our sizable existing footprint of water storage, distribution and recycling infrastructure in the Permian Basin. In aggregate, we expect to spend approximately $9.5 million to construct the three new recycling facilities, to purchase the existing storage infrastructure, and to upgrade the existing produced water treatment facilities in the Midland Basin. Once completed, these projects will bring our total centralized produced water recycling capacity in the Permian Basin to approximately 375,000 barrels of water per day, which is supplemented by our mobile recycling technologies and capabilities that are currently supporting nearly 150,000 barrels per day of active produced water recycling projects.
February 2021 Severe Weather
Severe winter weather in February 2021 negatively impacted our Current Period results, equating to approximately one lost week of operations across most of our locations, with extended raw material shortages that impacted our Oilfield Chemicals segment into March. We estimate that this negatively impacted Current Period revenue by an amount ranging from $9 million to $12 million.
Our Segments
Our services are offered through three reportable segments: (i) Water Services; (ii) Water Infrastructure; and (iii) Oilfield Chemicals.
•
Water Services.   The Water Services segment consists of the Company’s services businesses, including water transfer, flowback and well testing, fluids hauling, water containment and water network automation, primarily serving E&P companies. Additionally, this segment includes the operations of our accommodations and rentals business as well as the Company’s industrial solutions business.

•
Water Infrastructure.   The Water Infrastructure segment consists of the Company’s infrastructure assets, including operations associated with our water sourcing and pipeline infrastructure, our water recycling solutions and infrastructure, and our produced water gathering systems and saltwater disposal wells, primarily serving E&P companies.

•
Oilfield Chemicals.   The Oilfield Chemicals segment provides technical solutions and expertise related to chemical applications in the oil and gas industry. We also have significant capabilities in supplying logistics for chemical applications. We develop, manufacture and provide a full suite of chemicals used in hydraulic fracturing, stimulation, cementing, production, pipelines and well completions. Given the breadth of chemicals and application expertise we provide, our customers range from pressure pumpers to major integrated and independent U.S. and international oil and gas producers. This segment also utilizes its chemical experience and lab testing capabilities to customize tailored water treatment solutions designed to optimize the fracturing fluid system in conjunction with the quality of water used in well completions.
How We Generate Revenue
We currently generate the majority of our revenue through our water-management services associated with hydraulic fracturing, provided through our Water Services and Water Infrastructure segments. The majority of this revenue is realized through customer agreements with fixed pricing terms and is recognized when delivery of services is provided, generally at our customers’ sites. While we have some long-term pricing arrangements, particularly in our Water Infrastructure segment, most of our water and water-related services are priced based on prevailing market conditions, giving due consideration to the specific requirements of the customer.
We also generate revenue by providing completion, specialty chemicals and production chemicals through our Oilfield Chemicals segment. We invoice the majority of our Oilfield Chemicals customers for services provided based on the quantity of chemicals used or pursuant to short-term contracts as the customers’ needs arise.
Costs of Conducting Our Business
The principal expenses involved in conducting our business are labor costs, vehicle and equipment costs (including depreciation, repair, rental and maintenance and leasing costs), raw materials and water sourcing costs and fuel costs. Our fixed costs are relatively low. Most of the costs of serving our customers are variable, i.e., they are incurred only when we provide water and water-related services, or chemicals and chemical-related services to our customers.
Labor costs associated with our employees and contract labor comprise the largest portion of our costs of doing business. We incurred labor and labor-related costs of $59.7 million, $46.6 million, $117.6 million and $148.1 million for the Current Quarter, Prior Quarter, Current Period and Prior Period, respectively. The majority of our recurring labor costs are variable and are incurred only while we are providing our operational services. We also incur costs to employ personnel to sell and supervise our services and perform maintenance on our assets, which is not directly tied to our level of business activity. Additionally, we incur selling, general and administrative costs for compensation of our administrative personnel at our field sites and in our operational and corporate headquarters. In light of the challenging activity and pricing trends, management took direct action during 2020 to reduce operating and equipment costs, as well as selling, general and administrative costs, to proactively manage these expenses as a percentage of revenue.
We incur significant vehicle and equipment costs in connection with the services we provide, including depreciation, repairs and maintenance, rental and leasing costs. We incurred vehicle and equipment costs of $35.8 million, $35.1 million, $70.6 million and $88.9 million for the Current Quarter, Prior Quarter, Current Period and Prior Period, respectively. Due to market conditions and the decreased demand for our services, we took significant direct action during 2020 to reduce ongoing rental and leasing costs.
We incur variable transportation costs associated with our service lines, predominately fuel and freight. We incurred fuel and freight costs of $13.1 million, $4.2 million, $23.9 million and $22.2 million for the Current Quarter, Prior Quarter, Current Period and Prior Period, respectively. Fuel prices impact our transportation costs, which affect the pricing and demand for our services and, therefore, our results of operations.
We incur raw material costs in manufacturing our chemical products, as well as for water that we source for our customers. We incurred raw material costs of $45.5 million, $20.0 million, $90.5 million and $90.1 million for the Current Quarter, Prior Quarter, Current Period and Prior Period, respectively. Rising raw materials prices during the Current Period had a negative impact on our Oilfield Chemicals margins, prior to passing these increased costs on to our customers.
How We Evaluate Our Operations
We use a variety of operational and financial metrics to assess our performance. Among other measures, management considers each of the following:
•
Revenue;

•
Gross Profit;

•
Gross Margins;

•
EBITDA; and

•
Adjusted EBITDA.

Revenue
We analyze our revenue and assess our performance by comparing actual monthly revenue to our internal projections and across periods. We also assess incremental changes in revenue compared to incremental changes in direct operating costs, and selling, general and administrative expenses across our reportable segments to identify potential areas for improvement, as well as to determine whether segment performance is meeting management’s expectations.
Gross Profit
To measure our financial performance, we analyze our gross profit, which we define as revenues less direct operating expenses (including depreciation and amortization expenses). We believe gross profit provides insight into profitability and the true operating performance of our assets. We also compare gross profit to prior periods and across segments to identify trends as well as underperforming segments.
Gross Margins
Gross margins provide an important gauge of how effective we are at converting revenue into profits. This metric works in tandem with gross profit to ensure that we do not increase gross profit at the expense of lower margins, nor pursue higher gross margins at the expense of declining gross profits. We track gross margins by segment and service line and compare them across prior periods and across segments and service lines to identify trends as well as underperforming segments.
EBITDA and Adjusted EBITDA
We view EBITDA and Adjusted EBITDA as important indicators of performance. We define EBITDA as net income/(loss), plus interest expense, income taxes, and depreciation and amortization. We define Adjusted EBITDA as EBITDA plus/(minus) loss/(income) from discontinued operations, plus any impairment charges or asset write-offs pursuant to accounting principles generally accepted in the U.S. (“GAAP”), plus non-cash losses on the sale of assets or subsidiaries, nonrecurring compensation expense, non-cash compensation expense, and nonrecurring or unusual expenses or charges, including severance expenses, transaction costs, or facilities-related exit and disposal-related expenditures and plus/(minus) foreign currency losses/(gains). The adjustments to EBITDA are generally consistent with such adjustments described in our Credit Facility. See “— Note Regarding Non-GAAP Financial Measures — EBITDA and Adjusted EBITDA” for more information and a reconciliation of EBITDA and Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP.
Factors Affecting the Comparability of Our Results of Operations to Our Historical Results of Operations
Our future results of operations may not be comparable to our historical results of operations for the periods presented, primarily for the reasons described below and those described in “— Recent Developments” above.

Results of Operations
The following tables set forth our results of operations for the periods presented, including revenue by segment.
Current Quarter Compared to the Prior Quarter
	Three months ended June 30,		Change
	2021	2020	Dollars	Percentage
	(in thousands)
Revenue
Water Services	$76,651	$55,807	$20,844	37.4%
Water Infrastructure	33,326	15,300	18,026	117.8%
Oilfield Chemicals	51,140	21,132	30,008	142.0%
Total revenue	161,117	92,239	68,878	74.7%
Costs of revenue
Water Services	70,745	54,014	16,731	31.0%
Water Infrastructure	26,237	13,871	12,366	89.2%
Oilfield Chemicals	44,754	22,562	22,192	98.4%
Other	—	3	(3)	NM
Depreciation and amortization	21,018	25,508	(4,490)	(17.6)%
Total costs of revenue	162,754	115,958	46,796	40.4%
Gross loss	(1,637)	(23,719)	22,082	(93.1)%
Operating expenses
Selling, general and administrative	15,890	17,658	(1,768)	(10.0)%
Depreciation and amortization	624	834	(210)	(25.2)%
Impairment and abandonment of property and equipment	—	4,726	(4,726)	NM
Lease abandonment costs	222	868	(646)	NM
Total operating expenses	16,736	24,086	(7,350)	(30.5)%
Loss from operations	(18,373)	(47,805)	29,432	NM
Other (expense) income
Losses on sales of property and equipment and divestitures, net	(1,657)	(2,183)	526	(24.1)%
Interest expense, net	(400)	(513)	113	(22.0)%
Foreign currency gain, net	4	27	(23)	NM
Other income (expense), net	895	(2,700)	3,595	NM
Loss before income tax (expense) benefit	(19,531)	(53,174)	33,643	NM
Income tax (expense) benefit	(84)	130	(214)	NM
Net loss	$(19,615)	$(53,044)	$33,429	NM
Revenue
Our revenue increased $68.9 million, or 74.7%, to $161.1 million for the Current Quarter compared to $92.2 million for the Prior Quarter. This increase was composed of a $20.8 million increase in Water Services revenue, an $18.0 million increase in Water Infrastructure revenue and a $30.0 million increase in Oilfield Chemicals revenue. These increases were driven primarily by higher demand for our services in comparison to the Prior Quarter, which was impacted by a significant reduction in drilling and completions activity following the onset of the COVID-19 pandemic. For the Current Quarter, our Water Services, Water Infrastructure and Oilfield Chemicals constituted 47.6%, 20.7% and 31.7% of our total revenue, respectively, compared to 60.5%, 16.6% and 22.9%, respectively, for the Prior Quarter. The revenue changes by reportable segment are as follows:
Water Services.   Revenue increased $20.8 million, or 37.4%, to $76.7 million for the Current Quarter compared to $55.8 million for the Prior Quarter. The increase was primarily attributable to higher demand for our services in comparison to the Prior Quarter, which was impacted by a significant reduction in drilling and completions activity following the onset of the COVID-19 pandemic.
Water Infrastructure.   Revenue increased by $18.0 million, or 117.8%, to $33.3 million for the Current Quarter compared to $15.3 million for the Prior Quarter. The increase was primarily attributable to higher demand for our services in comparison to the Prior Quarter, which was impacted by a significant reduction in drilling and completions activity following the onset of the COVID-19 pandemic.
Oilfield Chemicals.   Revenue increased $30.0 million, or 142.0%, to $51.1 million for the Current Quarter compared to $21.1 million for the Prior Quarter. The increase was primarily attributable to higher demand for our services in comparison to the Prior Quarter, which was impacted by a significant reduction in drilling and completions activity following the onset of the COVID-19 pandemic.
Costs of Revenue
Costs of revenue increased $46.8 million, or 40.4%, to $162.8 million for the Current Quarter compared to $116.0 million for the Prior Quarter. The increase was primarily composed of a $16.7 million increase in Water Services costs, a $12.4 million increase in Water Infrastructure costs, and a $22.2 million increase in Oilfield Chemicals costs due to higher revenue discussed above. This was partially offset by a $4.5 million reduction of depreciation and amortization expense primarily due to a lower fixed asset base.
Water Services.   Costs of revenue increased $16.7 million, or 31.0%, to $70.7 million for the Current Quarter compared to $54.0 million for the Prior Quarter. Cost of revenue as a percent of revenue decreased from 96.8% to 92.3% due to a gradual increase in demand for our services after June 30, 2020, which spread fixed costs over a larger revenue base. The Prior Quarter was negatively impacted by a significant reduction in demand for our services following the onset of the COVID-19 pandemic. Costs of revenue were also negatively impacted during the Prior Quarter by certain nonrecurring severance and yard closure costs totaling $2.1 million.
Water Infrastructure.   Costs of revenue increased $12.4 million, or 89.2%, to $26.2 million for the Current Quarter compared to $13.9 million for the Prior Quarter. Cost of revenue as a percent of revenue decreased from 90.7% to 78.7% primarily due to a higher relative contribution from high-margin pipeline revenue. Costs of revenue were also negatively impacted during the Prior Quarter by certain nonrecurring severance and yard closure costs totaling $0.2 million.
Oilfield Chemicals.   Costs of revenue decreased $22.2 million, or 98.4%, to $44.8 million for the Current Quarter compared to $22.6 million for the Prior Quarter. Cost of revenue as a percent of revenue decreased from 106.8% to 87.5% primarily due to a gradual increase in demand for our services after June 30, 2020, which spread fixed costs over a larger revenue base. The Prior Quarter was negatively impacted by a significant reduction in demand for our services following the onset of the COVID-19 pandemic. Costs of revenue were also negatively impacted during the Prior Quarter by inventory adjustments and reserve additions of $0.6 million, nonrecurring severance costs of $0.5 million, and yard closure and equipment rental return costs of $0.5 million, including costs associated with idling our Tyler manufacturing facility to consolidate production in Midland.
Depreciation and Amortization.   Depreciation and amortization expense decreased $4.5 million, or 17.6%, to $21.0 million for the Current Quarter compared to $25.5 million for the Prior Quarter, primarily due to a lower fixed asset base.

Gross Loss
Gross loss decreased by $22.1 million, or 93.1%, to $1.6 million for the Current Quarter compared to $23.7 million for the Prior Quarter primarily due to higher revenue in all three segments resulting from increased activity levels. Gross profit increased by $4.1 million, $5.7 million and $7.8 million in our Water Services, Water Infrastructure and Oilfield Chemicals segments, respectively. Also impacting the increase in gross profit was a $4.5 million decrease in depreciation and amortization expense. Gross margin as a percent of revenue was (1.0%) and (25.7%) in the Current Quarter and Prior Quarter, respectively.
Selling, General and Administrative Expenses
Selling, general and administrative expenses decreased $1.8 million, or 10.0%, to $15.9 million for the Current Quarter compared to $17.7 million for the Prior Quarter. The decrease was primarily due to a $3.7 million decrease in nonrecurring severance charges and a $3.1 million decrease in bad debt expense. This was partially offset by $2.1 million higher wages and associated payroll taxes, a $1.3 million increase in equity-based compensation costs, and increases of $0.5 million in incentive compensation costs, $0.5 million in travel, meals and entertainment costs and $0.6 million from a combination of other expenses.
Impairment
Impairment and abandonment of property and equipment costs were $4.7 million in the Prior Quarter. Prior Quarter impairment costs were comprised of leasehold improvements related to abandoned facilities as well as the abandonment of certain saltwater and freshwater wells.
Lease Abandonment Costs
Lease abandonment costs were $0.2 million and $0.9 million in the Current Quarter and Prior Quarter, respectively. During the Current Quarter, lease abandonment costs primarily related to expenses associated with facilities previously abandoned. The Prior Quarter costs were primarily due to leases abandoned during the Prior Quarter associated with realignment and combining activity on fewer leased properties.
Net Interest Expense
Net interest expense decreased by $0.1 million, or 22.0%, to $0.4 million for the Current Quarter compared to $0.5 million in the Prior Quarter primarily due to interest income on our note receivable.
Other Income (Expense)
Other income was $0.9 million in the Current Quarter compared to other expense of $2.7 million in the Prior Quarter. During the Current Quarter, other income primarily related to the mark-to-market of equities using the fair value option. During the Prior Quarter, other expenses primarily related to a legal accrual related to certain acquired subsidiaries.
Net Loss
Net loss decreased by $33.4 million, to a net loss of $19.6 million for the Current Quarter compared to a net loss of $53.0 million for the Prior Quarter, driven primarily by increased revenue due to a gradual increase in demand for our services after June 30, 2020. The Prior Quarter was negatively impacted by a significant reduction in demand for our services following the onset of the COVID-19 pandemic.

Current Period Compared to the Prior Period
	Six months ended June 30,		Change
	2021	2020	Dollars	Percentage
	(in thousands)
Revenue
Water Services	$140,874	$205,318	$(64,444)	(31.4)%
Water Infrastructure	71,129	73,062	(1,933)	(2.6)%
Oilfield Chemicals	92,856	92,144	712	0.8%
Total revenue	304,859	370,524	(65,665)	(17.7)%
Costs of revenue
Water Services	133,069	183,128	(50,059)	(27.3)%
Water Infrastructure	52,636	61,684	(9,048)	(14.7)%
Oilfield Chemicals	82,520	82,438	82	0.1%
Other	—	7	(7)	NM
Depreciation and amortization	42,668	51,690	(9,022)	(17.5)%
Total costs of revenue	310,893	378,947	(68,054)	(18.0)%
Gross loss	(6,034)	(8,423)	2,389	(28.4)%
Operating expenses
Selling, general and administrative	35,784	42,947	(7,163)	(16.7)%
Depreciation and amortization	1,273	1,519	(246)	(16.2)%
Impairment of goodwill and trademark	—	276,016	(276,016)	NM
Impairment and abandonment of property and equipment	—	7,910	(7,910)	NM
Lease abandonment costs	326	1,821	(1,495)	NM
Total operating expenses	37,383	330,213	(292,830)	NM
Loss from operations	(43,417)	(338,636)	295,219	NM
Other (expense) income
Losses on sales of property and equipment and divestitures, net	(2,236)	(2,618)	382	(14.6)%
Interest expense, net	(835)	(844)	9	(1.1)%
Foreign currency gain (loss), net	7	(19)	26	NM
Other expense, net	(734)	(2,441)	1,707	NM
Loss before income tax benefit	(47,215)	(344,558)	297,343	NM
Income tax benefit	179	294	(115)	NM
Net loss	$(47,036)	$(344,264)	$297,228	NM
Revenue
Our revenue decreased $65.7 million, or 17.7%, to $304.9 million for the Current Period compared to $370.5 million for the Prior Period. The decrease was composed of a $64.4 million decline in Water Services revenue and a $1.9 million decline in Water Infrastructure revenue partially offset by a $0.7 million increase in Oilfield Chemicals revenue. These declines were driven primarily by lower demand, resulting from a reduction in drilling and completions activity impacted by the COVID-19 pandemic, severe winter weather in the Current Period and reduced pricing for some of our services. For the Current Period, our Water Services, Water Infrastructure and Oilfield Chemicals constituted 46.2%, 23.3% and 30.5% of our total revenue, respectively, compared to 55.4%, 19.7% and 24.9%, respectively, for the Prior Period. The revenue changes by reportable segment are as follows:
Water Services.   Revenue decreased $64.4 million, or 31.4%, to $140.9 million for the Current Period compared to $205.3 million for the Prior Period. The decrease was primarily attributable to lower demand for our services resulting from a reduction in drilling and completions activity impacted by the COVID-19 pandemic, severe winter weather in the Current Period and reduced pricing for some of our services.
Water Infrastructure.   Revenue decreased by $1.9 million, or 2.6%, to $71.1 million for the Current Period compared to $73.1 million for the Prior Period. Revenue decreased significantly in the first quarter of 2021 versus the first quarter of 2020 as the majority of the first quarter of 2020 revenue activity occurred before the onset of the COVID-19 pandemic. Also impacting the comparative decrease was severe weather in the Current Period. This was partially offset by comparative increases in the Current Quarter versus the Prior Quarter due to gradual increases in drilling and completion activity following the onset of the COVID-19 pandemic in the Prior Quarter.
Oilfield Chemicals.   Revenue increased $0.7 million, or 0.8%, to $92.9 million for the Current Period compared to $92.1 million for the Prior Period primarily due to comparative increases in the Current Quarter versus the Prior Quarter due to gradual increases in drilling and completion activity following the onset of the COVID-19 pandemic in the Prior Quarter. This was partially offset by decreases in revenue in the first quarter of 2021 versus the first quarter of 2020 as the majority of the first quarter of 2020 revenue activity occurred before the onset of the COVID-19 pandemic, as well as the impact of severe weather in the Current Period.
Costs of Revenue
Costs of revenue decreased $68.1 million, or 18.0%, to $310.9 million for the Current Period compared to $378.9 million for the Prior Period. The decrease was primarily due to a $50.1 million decline in Water Services costs and a $9.0 million decline in Water Infrastructure costs due to lower revenue discussed above. Also, depreciation and amortization expense decreased by $9.0 million, primarily due to a lower fixed asset base.
Water Services.   Costs of revenue decreased $50.1 million, or 27.3%, to $133.1 million for the Current Period compared to $183.1 million for the Prior Period. Cost of revenue as a percent of revenue increased from 89.2% to 94.5% due to significant reductions in revenue-generating activity and pricing reductions we could not fully offset with cost reductions. Costs of revenue were impacted during the Prior Period by certain nonrecurring severance and yard closure costs totaling $5.6 million.
Water Infrastructure.   Costs of revenue decreased $9.0 million, or 14.7%, to $52.6 million for the Current Period compared to $61.7 million for the Prior Period. Cost of revenue as a percent of revenue decreased from 84.4% to 74.0% primarily due to a higher relative contribution from high-margin pipeline revenue as well as a discrete cost in the Prior Period related to a customer bankruptcy. Costs of revenue were impacted during the Prior Period by certain nonrecurring severance and yard closure costs totaling $0.5 million.
Oilfield Chemicals.   Costs of revenue increased $0.1 million, or 0.1%, to $82.5 million for the Current Period compared to $82.4 million for the Prior Period. Cost of revenue as a percent of revenue decreased from 89.5% to 88.9%. Costs of revenue were impacted during the Prior Period by inventory adjustments and reserve additions of $0.6 million, nonrecurring severance costs of $0.6 million, and yard closure and equipment rental return costs of $0.5 million, including costs associated with idling our Tyler manufacturing facility to consolidate production in Midland. Current Period costs were also impacted by the severe winter weather in February and rising raw materials costs.
Depreciation and Amortization.   Depreciation and amortization expense decreased $9.0 million, or 17.5%, to $42.7 million for the Current Period compared to $51.7 million for the Prior Period, primarily due to a lower fixed asset base.

Gross Loss
Gross loss decreased by $2.4 million, or 28.4%, to $6.0 million for the Current Period compared to $8.4 million for the Prior Period. Gross profit decreased by $14.4 million in our Water Services segment. This was partially offset by a $9.0 million decrease in depreciation and amortization expense, Water Infrastructure gross profit increase of $7.1 million and Oilfield Chemicals gross profit increase of $0.6 million. Gross margin as a percent of revenue was (2.0%) and (2.3%) in the Current Period and Prior Period, respectively.
Selling, General and Administrative Expenses
Selling, general and administrative expenses decreased $7.2 million, or 16.7%, to $35.8 million for the Current Period compared to $42.9 million for the Prior Period. The decrease was primarily due to a $5.2 million decrease in bad debt expense, a $4.0 million decrease in nonrecurring severance charges, reductions of $0.4 million in incentive compensation costs and $0.4 million of other expense reductions from cost-cutting measures in response to lower demand, partially offset by a $2.1 million increase in equity-based compensation costs and $0.7 million higher wages and associated payroll taxes.
Impairment
Goodwill and trademark impairment costs were $276.0 million for the Prior Period. During the Prior Period, all of our goodwill was impaired due to the significant decline in oil prices and the uncertainty associated with the future recovery. We also recorded a $9.1 million partial impairment of our Rockwater trademark.
Impairment and abandonment of property and equipment costs were $7.9 million in the Prior Period. Prior Period impairment costs were comprised of leasehold improvements related to abandoned facilities, abandonment of certain saltwater and freshwater wells and obsolete machinery and equipment.
Lease Abandonment Costs
Lease abandonment costs were $0.3 million and $1.8 million in the Current Period and Prior Period, respectively. During the Current Period, lease abandonment costs primarily related to expenses associated with facilities previously abandoned. The Prior Period costs were primarily due to leases abandoned during the Prior Period associated with realignment and combining activity on fewer leased properties.
Other Expense
Other expense costs were $0.7 million and $2.4 million in the Current Period and Prior Period, respectively. During the Current Period, other expenses primarily related to the mark-to-market of equities using the fair value option. During the Prior Period, other expenses primarily related to a legal accrual related to certain acquired subsidiaries.
Net Loss
Net loss decreased by $297.2 million, to a net loss of $47.0 million for the Current Period compared to a net loss of $344.3 million for the Prior Period, driven primarily by the $276.0 million in goodwill and trademark impairment costs in the Prior Period, $7.9 million in impairment and abandonment of property and equipment costs in the Prior Period, a decrease in selling, general and administrative costs of $7.2 million and a gradual increase in demand for our services after June 30, 2020.
Comparison of Non-GAAP Financial Measures
We view EBITDA and Adjusted EBITDA as important indicators of performance. We define EBITDA as net income (loss), plus interest expense, income taxes, and depreciation and amortization. We define Adjusted EBITDA as EBITDA plus/(minus) loss/(income) from discontinued operations, plus any impairment charges or asset write-offs pursuant to GAAP, plus non-cash losses on the sale of assets or subsidiaries, nonrecurring compensation expense, non-cash compensation expense, and nonrecurring or unusual expenses or charges, including severance expenses, transaction costs, or facilities-related exit and disposal-related expenditures and plus/(minus) foreign currency losses/(gains). The adjustments to EBITDA are generally consistent with such adjustments described in our Credit Facility. See “— Note Regarding Non-GAAP Financial Measures — EBITDA and Adjusted EBITDA” for more information and a reconciliation of EBITDA and Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP.
Our board of directors, management and many investors use EBITDA and Adjusted EBITDA to assess our financial performance because it allows them to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization) and items outside the control of our management team. We present EBITDA and Adjusted EBITDA because we believe they provide useful information regarding the factors and trends affecting our business in addition to measures calculated under GAAP.
Note Regarding Non-GAAP Financial Measures
EBITDA and Adjusted EBITDA
EBITDA and Adjusted EBITDA are not financial measures presented in accordance with GAAP. We believe that the presentation of these non-GAAP financial measures will provide useful information to investors in assessing our financial performance and results of operations. Net income is the GAAP measure most directly comparable to EBITDA and Adjusted EBITDA. Our non-GAAP financial measures should not be considered as alternatives to the most directly comparable GAAP financial measure. Each of these non-GAAP financial measures has important limitations as an analytical tool due to the exclusion of some but not all items that affect the most directly comparable GAAP financial measures. One should not consider EBITDA or Adjusted EBITDA in isolation or as substitutes for an analysis of our results as reported under GAAP. Because EBITDA and Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of these non-GAAP financial measures may not be comparable to similarly titled measures of other companies, thereby diminishing their utility. For further discussion, please see “Item 6. Selected Financial Data” in our 2020 Form 10-K.
The following table sets forth our reconciliation of EBITDA and Adjusted EBITDA to our net loss, which is the most directly comparable GAAP measure for the periods presented:
	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	(in thousands)
Net loss	$(19,615)	$(53,044)	$(47,036)	$(344,264)
Interest expense, net	400	513	835	844
Income tax expense (benefit)	84	(130)	(179)	(294)
Depreciation and amortization	21,642	26,342	43,941	53,209
EBITDA	2,511	(26,319)	(2,439)	(290,505)
Non-cash compensation expenses	2,524	1,242	3,946	1,816
Nonrecurring severance expenses(1)	—	3,666	3,225	7,168
Non-cash loss on sale of assets or subsidiaries(2)	2,150	3,874	2,847	5,501
Nonrecurring transaction costs(3)	149	2,611	561	2,623
Lease abandonment costs(4)	222	868	326	1,821
Impairment of goodwill and trademark(4)	—	—	—	276,016
Impairment and abandonment of property and equipment(4)	—	4,726	—	7,910
Yard closure costs related to consolidating operations(4)	—	1,011	—	2,961
Foreign currency (gain) loss, net	(4)	(27)	(7)	19
Adjusted EBITDA	$7,552	$(8,348)	$8,459	$15,330

(1)
For the Current Period, these costs related to severance costs associated with our former CEO. For the Prior Quarter and Prior Period, these costs related to severance due to the significant adverse change to the demand for the Company’s services in connection with a significant decline in the price of oil.

(2)
For all periods presented, the losses were primarily due to sales of real estate and underutilized or obsolete property and equipment.

(3)
For the Current Quarter and Current Period, these costs were primarily legal-related due diligence costs as well as costs related to certain acquired subsidiaries. For the Prior Quarter and Prior Period, these costs were primarily due to a legal accrual related to certain acquired subsidiaries.

(4)
For the Prior Quarter and Prior Period, these costs were due to the significant adverse change to the demand for the Company’s services in connection with a significant decline in the price of oil.

EBITDA was $2.5 million for the Current Quarter compared to ($26.3) million for the Prior Quarter. The $28.8 million increase in EBITDA was driven primarily by an increase of $17.6 million in gross profit, a $4.7 million decrease in impairment and abandonment of property and equipment, a $2.6 million legal accrual in the Prior Quarter related to certain acquired subsidiaries and a $1.8 million decrease in selling, general and administrative costs. Adjusted EBITDA was $7.6 million for the Current Quarter compared to ($8.3) million for the Prior Quarter. The $15.9 million increase is primarily attributable to the items discussed above.
EBITDA was ($2.4) million for the Current Period compared to ($290.5) million for the Prior Period. The $288.1 million increase in EBITDA was driven primarily by the $276.0 million in goodwill and trademark impairment costs in the Prior Period, $7.9 million in impairment and abandonment of property and equipment costs in the Prior Period and a $7.2 million decrease in selling, general and administrative costs partially offset by lower gross profit of $6.6 million. Adjusted EBITDA was $8.5 million for the Current Period compared to $15.3 million for the Prior Period. The $6.8 million decrease is primarily attributable to the items discussed above.
Liquidity and Capital Resources
Overview
The impacts of the COVID-19 pandemic on oil prices and the resulting sharp decline in U.S. onshore drilling and completion activity, and the uncertainty about the duration and extent of a recovery, have had a negative impact on our financial results. During 2020, we took and we continue to take actions to manage costs and cash, including but not limited to significantly reducing headcount from pre-COVID-19 pandemic levels, cutting salaries, closing operational yards, reducing capital expenditures, streamlining operational and back-office functions and selling excess equipment. During 2020, we also deferred $6.0 million of payroll tax payments in accordance with the CARES Act, which are required to be fully paid by December 31, 2022.
Our primary sources of liquidity are cash on hand, borrowing capacity under the Credit Agreement and cash flows from operations. Our primary uses of capital have been to fund current operations, maintain our asset base, implement technological advancements, make capital expenditures to support organic growth, fund acquisitions, and when appropriate, repurchase shares of Class A Common Stock in the open market. Depending on market conditions and other factors, we may also issue debt and equity securities, in the future, if needed.
As of June 30, 2021, we had no outstanding bank debt and a positive net cash position. We prioritize sustained positive free cash flow and a strong balance sheet, and evaluate potential acquisitions and investments in the context of those priorities, in addition to the economics of the opportunity. We believe this approach provides us with additional flexibility to evaluate larger investments as well as improved resilience in a sustained downturn versus many of our peers.
We intend to finance most of our capital expenditures, contractual obligations and working capital needs with cash on hand, cash generated from operations and borrowings under our Credit Agreement. For a discussion of the Credit Agreement, see “— Credit Agreement” below. Although we cannot provide any assurance, we believe that our current cash balance, operating cash flow and available borrowings under our Credit Agreement will be sufficient to fund our operations for at least the next twelve months.
As of June 30, 2021, cash and cash equivalents totaled $143.7 million and we had approximately $113.2 million of available borrowing capacity under our Credit Agreement. As of June 30, 2021, the borrowing base under the Credit Agreement was $128.3 million, we had no outstanding borrowings and outstanding letters of credit totaling $15.1 million. As of August 2, 2021, we had no outstanding borrowings, the borrowing base under the Credit Agreement was $130.1 million, the outstanding letters of credit totaled $15.6 million, and the available borrowing capacity under the Credit Agreement was $114.5 million.
Cash Flows
The following table summarizes our cash flows for the periods indicated:
	Six months ended June 30,		Change
	2021	2020	Dollars	Percentage
	(in thousands)
Net cash (used in) provided by operating activities	$(11,439)	$102,733	$(114,172)	(111.1)%
Net cash used in investing activities	(11,491)	(5,249)	(6,242)	(118.9)%
Net cash used in financing activities	(2,407)	(10,332)	7,925	76.7%
Subtotal	(25,337)	87,152
Effect of exchange rate changes on cash and cash equivalents	20	(13)	33	NM
Net (decrease) increase in cash and cash equivalents	$(25,317)	$87,139
Analysis of Cash Flow Changes between the Six Months Ended June 30, 2021 and 2020
Operating Activities.   Net cash used in operating activities was $11.4 million for the Current Period, compared to $102.7 million provided by operating activities in the Prior Period. The $114.2 million decrease is primarily due to $114.9 million lower cash from a non-recurrence of harvesting substantial working capital, as well as the current timing of collecting receivables connected with increasing revenue.
Investing Activities.   Net cash used in investing activities was $11.5 million for the Current Period, compared to $5.2 million for the Prior Period. The $6.2 million increase in net cash used in investing activities was primarily due to a $5.9 million decrease in proceeds received from sales of property and equipment and a $3.3 million increase in investments partially offset by a $3.0 million reduction in purchases of property and equipment.
Financing Activities.   Net cash used in financing activities was $2.4 million for the Current Period compared to $10.3 million for the Prior Period. The decrease in cash used in financing activities was primarily due to a $9.4 million decrease in repurchases of shares of Class A Common Stock during the Current Period compared to the Prior Period partially offset by a net $1.5 million increase in distributions to/contributions from noncontrolling interests in water-related services joint ventures.
Credit Agreement
On November 1, 2017, SES Holdings and Select LLC entered into a $300.0 million senior secured revolving credit facility (the “Credit Agreement”), by and among SES Holdings, as parent, Select LLC, as borrower, certain of SES Holdings’ subsidiaries, as guarantors, each of the lenders party thereto and Wells Fargo Bank, N.A., as administrative agent, issuing lender and swingline lender (the “Administrative Agent”). The Credit Agreement has a sublimit of $40.0 million for letters of credit and a sublimit of $30.0 million for swingline loans. The maturity date of the Credit Agreement is the earlier of (a) November 1, 2022, and (b) the termination in whole of the Commitments pursuant to Section 2.1(b) of Article VII of the Credit Agreement.

The Credit Agreement permits extensions of credit up to the lesser of $300.0 million and a borrowing base that is determined by calculating the amount equal to the sum of (i) 85.0% of the Eligible Billed Receivables (as defined in the Credit Agreement), plus (ii) 75.0% of Eligible Unbilled Receivables (as defined in the Credit Agreement), provided that this amount will not equal more than 35.0% of the borrowing base, plus (iii) the lesser of (A) the product of 70.0% multiplied by the value of Eligible Inventory (as defined in the Credit Agreement) at such time and (B) the product of 85.0% multiplied by the Net Recovery Percentage (as defined in the Credit Agreement) identified in the most recent Acceptable Appraisal of Inventory (as defined in the Credit Agreement), multiplied by the value of Eligible Inventory at such time, provided that this amount will not equal more than 30.0% of the borrowing base, minus (iv) the aggregate amount of Reserves (as defined in the Credit Agreement), if any, established by the Administrative Agent from time to time, including, if any, the amount of the Dilution Reserve (as defined in the Credit Agreement). The borrowing base is calculated on a monthly basis pursuant to a borrowing base certificate delivered by Select LLC to the Administrative Agent.
Borrowings under the Credit Agreement bear interest, at Select LLC’s election, at either the (a) one-, two-, three- or six-month LIBOR (“Eurocurrency Rate”) or (b) the greatest of (i) the federal funds rate plus 0.5%, (ii) the one-month Eurocurrency Rate plus 1.0% and (iii) the Administrative Agent’s prime rate (the “Base Rate”), in each case plus an applicable margin, and interest shall be payable monthly in arrears. The applicable margin for Eurocurrency Rate loans ranges from 1.50% to 2.00% and the applicable margin for Base Rate loans ranges from 0.50% to 1.00%, in each case, depending on Select LLC’s average excess availability under the Credit Agreement. During the continuance of a bankruptcy event of default, automatically and during the continuance of any other default, upon the Administrative Agent’s or the required lenders’ election, all outstanding amounts under the Credit Agreement will bear interest at 2.00% plus the otherwise applicable interest rate.
The obligations under the Credit Agreement are guaranteed by SES Holdings and certain subsidiaries of SES Holdings and Select LLC and secured by a security interest in substantially all of the personal property assets of SES Holdings, Select LLC and their domestic subsidiaries.
The Credit Agreement contains certain customary representations and warranties, affirmative and negative covenants and events of default. If an event of default occurs and is continuing, the lenders may declare all amounts outstanding under the Credit Agreement to be immediately due and payable.
In addition, the Credit Agreement restricts SES Holdings’ and Select LLC’s ability to make distributions on, or redeem or repurchase, its equity interests, except for certain distributions, including distributions of cash so long as, both at the time of the distribution and after giving effect to the distribution, no default exists under the Credit Agreement and either (a) excess availability at all times during the preceding 30 consecutive days, on a pro forma basis and after giving effect to such distribution, is not less than the greater of (1) 25.0% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (2) $37.5 million or (b) if SES Holdings’ fixed charge coverage ratio is at least 1.0 to 1.0 on a pro forma basis, and excess availability at all times during the preceding 30 consecutive days, on a pro forma basis and after giving effect to such distribution, is not less than the greater of (1) 20.0% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (2) $30.0 million. Additionally, the Credit Agreement generally permits Select LLC to make distributions to allow Select Inc. to make payments required under the existing Tax Receivable Agreements.
The Credit Agreement also requires SES Holdings to maintain a fixed charge coverage ratio of at least 1.0 to 1.0 at any time availability under the Credit Agreement is less than the greater of (i) 10.0% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (ii) $15.0 million and continuing through and including the first day after such time that availability under the Credit Agreement has equaled or exceeded the greater of (i) 10.0% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (ii) $15.0 million for 60 consecutive calendar days.
We were in compliance with all debt covenants as of June 30, 2021.
Contractual Obligations
Our contractual obligations include, among other things, our Credit Agreement and operating leases. Refer to “Note 6 — Leases” in our 2020 Form 10-K for operating lease obligations as of December 31, 2020 and “Note 7 — Debt” in Part I, Item 1 of this Quarterly Report for an update to our Credit Agreement as of June 30, 2021.

Critical Accounting Policies and Estimates
There were no changes to our critical accounting policies from those disclosed in our 2020 Form 10-K.
Recent Accounting Pronouncements
None.
Off-Balance-Sheet Arrangements
As of June 30, 2021, we had no material off-balance-sheet arrangements. As such, we are not exposed to any material financing, liquidity, market or credit risk that could arise if we had engaged in such financing arrangements.
Item 3.
Quantitative and Qualitative Disclosures about Market Risk

The demand, pricing and terms for oilfield services provided by us are largely dependent upon the level of drilling and completion activity in the U.S. oil and gas industry. The level of drilling and completion activity is influenced by numerous factors over which we have no control, including, but not limited to: global health events, including the COVID-19 pandemic; the supply of and demand for oil and gas; current price levels as well as expectations about future prices of oil and gas; the magnitude and timing of capital spending by our customers; the cost of exploring for, developing, producing and delivering oil and gas; the extent to which our E&P customers choose to drill and complete new wells to offset decline from their existing wells; the extent to which our E&P customers choose to invest to grow production; discoveries of new oil and gas reserves; available storage capacity and pipeline and other transportation capacity; weather conditions; domestic and worldwide economic conditions; political instability in oil-producing countries; environmental regulations; technical advances in alternative forms of energy (e.g. wind and solar electricity, electric vehicles) that encourage substitution for or displacement of oil and gas consumption in end-use markets; the price and availability of alternative fuels; the ability of oil and gas producers to raise equity capital and debt financing; merger and acquisition activity and consolidation in our industry, and other factors.
Any combination of these factors that results in sustained low oil and gas prices and, therefore, lower capital spending and / or reduced drilling and completion activity by our customers, would likely have a material adverse effect on our business, financial condition, results of operations and cash flows.
Interest Rate Risk
As of June 30, 2021, we had no outstanding borrowings under our Credit Agreement. As of August 2, 2021, we had no outstanding borrowings and approximately $114.5 million of available borrowing capacity under our Credit Agreement. Interest is calculated under the terms of our Credit Agreement based on our selection, from time to time, of one of the index rates available to us plus an applicable margin that varies based on certain factors. We do not currently have or intend to enter into any derivative arrangements to protect against fluctuations in interest rates applicable to our outstanding indebtedness.
Foreign Currency Exchange Risk
We have been exposed to fluctuations between the U.S. dollar and the Canadian dollar with regard to the activities of our former Canadian subsidiary, which had designated the Canadian dollar as its functional currency. With the divestitures of our Canadian operations, we anticipate minimal future exposure to foreign currency exchange risk.
Item 4.
Controls and Procedures

Disclosure Controls and Procedures
We maintain disclosure controls and procedures that are designed to provide reasonable assurance that the information required to be disclosed by us in our reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.
As required by Rule 13a-15(b) under the Exchange Act, we have evaluated, under the supervision and with the participation of management, including our principal executive officer and principal financial officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Quarterly Report. Based upon that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of June 30, 2021.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act) during the quarter ended June 30, 2021 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II — OTHER INFORMATION
Item 1.
Legal Proceedings

We are not currently a party to any legal proceedings that, if determined adversely against us, individually or in the aggregate, would have a material adverse effect on our financial position, results of operations or cash flows. We are, however, named defendants in certain lawsuits, investigations and claims arising in the ordinary course of conducting our business, including certain environmental claims and employee-related matters, and we expect that we will be named defendants in similar lawsuits, investigations and claims in the future. While the outcome of these lawsuits, investigations and claims cannot be predicted with certainty, we do not expect these matters to have a material adverse impact on our business, results of operations, cash flows or financial condition. We have not assumed any liabilities arising out of these existing lawsuits, investigations and claims.
Item 1A.
Risk Factors

There have been no material changes to the Risk Factors disclosed in the 2020 Form 10-K.
Item 2.
Unregistered Sales of Equity Securities and Use of Proceeds.

Issuer Purchases of Equity Securities
During the Current Quarter, we repurchased the shares of Class A Common Stock as shown in the table below. The shares were repurchased to satisfy tax withholding obligations related to restricted stock previously awarded to certain of our current and former employees.
Period	Total Number of Shares Purchased	Weighted-Average Price Paid Per Share
April 1, 2021 to April 30, 2021	—	$—
May 1, 2021 to May 31, 2021	55,898	$5.95
June 1, 2021 to June 30, 2021	—	$—
Total	55,898	$5.95

Item 3.
Defaults Upon Senior Securities.

None.
Item 4.
Mine Safety Disclosures.

Not applicable.
Item 5.
Other Information.

None.
Item 6.
Exhibits

The following exhibits are filed, furnished or incorporated by reference, as applicable, as part of this report.

Exhibit Number	Description
3.1	Fourth Amended and Restated Certificate of Incorporation of Select Energy Services, Inc. dated as of May 10, 2019 (incorporated by reference herein to Exhibit 3.1 to Select Energy Services, Inc.’s Current Report on Form 8-K, filed May 15, 2019).
3.2	Second Amended and Restated Bylaws of Select Energy Services, Inc. dated as of May 10, 2019 (incorporated by reference herein to Exhibit 3.2 to Select Energy Services, Inc.’s Current Report on Form 8-K, filed May 15, 2019).
*10.1	Form of Performance Share Unit Grant Notice and Performance Share Unit Agreement — Adjusted EBITDA — under the Select Energy Services, Inc. 2016 Equity Incentive Plan.
*31.1	Certification of Chief Executive Officer required by Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.
*31.2	Certification of Chief Financial Officer required by Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.
**32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
**32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*101	The following financial statements from the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Income, (iv) Consolidated Statements of Changes in Equity, (v) Consolidated Statements of Cash Flow, and (vi) Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*
Filed herewith

**
Furnished herewith

†
Management contract or compensatory plan or arrangement.

SIGNATURE
Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SELECT ENERGY SERVICES, INC.
Date: August 4, 2021	By:	/s/ John D. Schmitz John D. Schmitz Chairman, President and Chief Executive Officer
Date: August 4, 2021	By:	/s/ Nick Swyka Nick Swyka Senior Vice President and Chief Financial Officer

ANNEX J

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 10-Q
☒
QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2021
or
☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                   to
Commission File Number 001-38066
SELECT ENERGY SERVICES, INC.
(Exact name of registrant as specified in its charter)
Delaware (State of incorporation)	81-4561945 (IRS Employer Identification Number)
1233 W. Loop South, Suite 1400 Houston, TX (Address of principal executive offices)	77027 (Zip Code)
(713) 235-9500
(Registrant’s telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol	Name of each exchange on which registered
Class A common stock, par value $0.01 per share	WTTR	New York Stock Exchange
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller reporting company ☐ Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
Indicate by check mark whether the registrant is a shell company. Yes ☐   No ☒
As of November 1, 2021, the registrant had 92,958,812 shares of Class A common stock and 16,221,101 shares of Class B common stock outstanding.

SELECT ENERGY SERVICES, INC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Quarterly Report on Form 10-Q (the “Quarterly Report”) includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of historical fact, included in this Quarterly Report regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this Quarterly Report, the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “preliminary,” “forecast,” and similar expressions or variations are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on our current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading “Risk Factors” included in our most recent Annual Report on Form 10-K, in our subsequently filed Quarterly Reports on Form 10-Q, under the heading “Part II — Item 1A. Risk Factors” in this Quarterly Report and those set forth from time to time in our other filings with the Securities and Exchange Commission (the “SEC”). These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.
Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, those summarized below:
•
actions taken by the Biden Administration, such as executive orders or new regulations, that may negatively impact the future production of oil and natural gas in the United States (“U.S.”) and may adversely affect our future operations;

•
the severity and duration of world health events, including the novel coronavirus (“COVID-19”) pandemic and its variants, which caused a sharp decline in economic activity in the U.S. and around the world, resulting in lower demand for oil and gas, to which our exploration and production (“E&P”) customers responded by cutting capital spending, leading to fewer oil and gas well completions and thus reduced demand for our services, all of which has had, a negative impact on our financial results;

•
actions taken by the members of the Organization of the Petroleum Exporting Countries (“OPEC”) and Russia (together with OPEC and other allied producing countries, “OPEC+”) with respect to oil production levels and announcements of potential changes in such levels, including the ability of the OPEC+ countries to agree on and comply with announced supply limitations;

•
the potential deterioration of our customers’ financial condition, including defaults resulting from actual or potential insolvencies;

•
the level of capital spending and access to capital markets by oil and gas companies in response to changes in commodity prices or reduced demand;

•
operational challenges relating to the COVID-19 pandemic and efforts to mitigate the spread of the virus, including logistical challenges, measures taken to protect the health and well-being of our employees, remote work arrangements, performance of contracts and supply chain disruptions;

•
the degree to which consolidation among our customers may affect spending on U.S. drilling and completions;

•
trends and volatility in oil and gas prices, and our ability to manage through such volatility;

•
our customers’ ability to complete and produce new wells;

•
the impact of current and future laws, rulings and governmental regulations, including those related to hydraulic fracturing, accessing water, disposing of wastewater, transferring produced water, interstate freshwater transfer, chemicals, carbon pricing, pipeline construction, taxation or emissions, leasing, permitting or drilling on federal lands and various other environmental matters;

•
regional impacts to our business, including our key infrastructure assets within the Bakken and the Northern Delaware portion of the Permian Basin;

•
capacity constraints on regional oil, natural gas and water gathering, processing and pipeline systems that result in a slowdown or delay in drilling and completion activity, and thus a decrease in the demand for our services in our core markets;

•
regulatory and related policy actions intended by federal, state and/or local governments to reduce fossil fuel use and associated carbon emissions, or to drive the substitution of renewable forms of energy for oil and gas, may over time reduce demand for oil and gas and therefore the demand for our services;

•
new or expanded regulations that materially limit our customers’ access to federal and state lands for oil and gas development, thereby reducing demand for our services in the affected areas;

•
growing demand for electric vehicles that result in reduced demand for gasoline and therefore the demand for our services;

•
our ability to hire and retain key management and employees, including skilled labor;

•
our access to capital to fund expansions, acquisitions and our working capital needs and our ability to obtain debt or equity financing on satisfactory terms;

•
our health, safety and environmental performance;

•
the impact of competition on our operations;

•
the degree to which our E&P customers may elect to operate their water-management services in-house rather than source these services from companies like us;

•
our level of indebtedness and our ability to comply with covenants contained in our Credit Agreement (as defined herein) or future debt instruments;

•
delays or restrictions in obtaining permits by us or our customers;

•
constraints in supply or availability of equipment used in our business;

•
the impact of advances or changes in well-completion technologies or practices that result in reduced demand for our services, either on a volumetric or time basis;

•
changes in global political or economic conditions, generally, and in the markets we serve;

•
acts of terrorism, war or political or civil unrest in the U.S. or elsewhere;

•
the ability to source certain raw materials globally on a timely basis from economically advantaged sources; and

•
accidents, weather, natural disasters or other events affecting our business.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results. Our future results will depend upon various other risks and uncertainties, including those described under the heading “Part I — Item 1A. Risk Factors” in our most recent Annual Report on Form 10-K and under the heading “Part II — Item 1A. Risk Factors” in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021 and June 30, 2021, and this Quarterly Report. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise. All forward-looking statements attributable to us are qualified in their entirety by this cautionary note.

PART I — FINANCIAL INFORMATION
Item 1.   Financial Statements
SELECT ENERGY SERVICES, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)
	September 30, 2021	December 31, 2020
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$107,413	$169,039
Accounts receivable trade, net of allowance for credit losses of $6,065 and $9,157, respectively	185,693	129,392
Accounts receivable, related parties	131	69
Inventories	37,967	33,384
Prepaid expenses and other current assets	25,052	19,621
Total current assets	356,256	351,505
Property and equipment	892,872	878,902
Accumulated depreciation	(549,725)	(528,537)
Total property and equipment, net	343,147	350,365
Right-of-use assets, net	47,806	52,331
Other intangible assets, net	111,192	116,079
Other long-term assets, net	9,731	5,079
Total assets	$868,132	$875,359
Liabilities and Equity
Current liabilities
Accounts payable	$26,655	$12,995
Accrued accounts payable	34,663	21,359
Accounts payable and accrued expenses, related parties	1,478	519
Accrued salaries and benefits	12,987	16,279
Accrued insurance	9,881	9,788
Sales tax payable	1,662	1,415
Accrued expenses and other current liabilities	10,571	12,077
Current operating lease liabilities	14,153	14,019
Current portion of finance lease obligations	190	307
Total current liabilities	112,240	88,758
Long-term operating lease liabilities	54,143	60,984
Other long-term liabilities	32,788	19,735
Total liabilities	199,171	169,477
Commitments and contingencies (Note 9)
Class A common stock, $0.01 par value; 350,000,000 shares authorized and 92,056,219 shares issued and outstanding as of September 30, 2021; 350,000,000 shares authorized and 86,812,647 shares issued and outstanding as of December 31, 2020	921	868
Class A-2 common stock, $0.01 par value; 40,000,000 shares authorized; no shares issued or outstanding as of September 30, 2021 and December 31, 2020	—	—
Class B common stock, $0.01 par value; 150,000,000 shares authorized and 16,221,101 shares issued and outstanding as of September 30, 2021 and December 31, 2020	162	162
Preferred stock, $0.01 par value; 50,000,000 shares authorized; no shares issued and outstanding as of September 30, 2021 and December 31, 2020	—	—
Additional paid-in capital	935,742	909,278
Accumulated deficit	(368,965)	(317,247)
Total stockholders’ equity	567,860	593,061
Noncontrolling interests	101,101	112,821
Total equity	668,961	705,882
Total liabilities and equity	$868,132	$875,359
The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SELECT ENERGY SERVICES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
(in thousands, except share and per share data)
	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Revenue
Water Services	$112,474	$54,516	$253,348	$259,834
Water Infrastructure	36,787	16,165	107,916	89,227
Oilfield Chemicals	55,372	30,561	148,228	122,705
Total revenue	204,633	101,242	509,492	471,766
Costs of revenue
Water Services	94,667	52,861	227,736	235,989
Water Infrastructure	28,494	12,816	81,130	74,500
Oilfield Chemicals	49,583	28,558	132,103	110,996
Other	—	30	—	37
Depreciation and amortization	22,904	23,877	65,572	75,567
Total costs of revenue	195,648	118,142	506,541	497,089
Gross profit (loss)	8,985	(16,900)	2,951	(25,323)
Operating expenses
Selling, general and administrative	22,044	15,955	57,828	58,902
Depreciation and amortization	562	685	1,835	2,204
Impairment of goodwill and trademark	—	—	—	276,016
Impairment and abandonment of property and equipment	—	—	—	7,910
Lease abandonment costs	154	672	480	2,493
Total operating expenses	22,760	17,312	60,143	347,525
Loss from operations	(13,775)	(34,212)	(57,192)	(372,848)
Other (expense) income
Gain (loss) on sales of property and equipment and divestitures, net	315	891	(1,921)	(1,727)
Interest expense, net	(419)	(789)	(1,254)	(1,633)
Foreign currency (loss) gain, net	(6)	13	1	(6)
Other expense, net	(222)	(2,364)	(956)	(4,805)
Loss before income tax benefit	(14,107)	(36,461)	(61,322)	(381,019)
Income tax benefit	32	201	211	495
Equity in losses of unconsolidated entities	(129)	—	(129)	—
Net loss	(14,204)	(36,260)	(61,240)	(380,524)
Less: net loss attributable to noncontrolling interests	2,160	5,719	9,522	59,823
Net loss attributable to Select Energy Services, Inc.	$(12,044)	$(30,541)	$(51,718)	$(320,701)
Net loss per share attributable to common stockholders (Note 15):
Class A – Basic	$(0.14)	$(0.36)	$(0.60)	$(3.76)
Class B – Basic	$—	$—	$—	$—
Net loss per share attributable to common stockholders (Note 15):
Class A – Diluted	$(0.14)	$(0.36)	$(0.60)	$(3.76)
Class B – Diluted	$—	$—	$—	$—
The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SELECT ENERGY SERVICES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited)
(in thousands)
	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Net loss	$(14,204)	$(36,260)	$(61,240)	$(380,524)
Comprehensive loss	(14,204)	(36,260)	(61,240)	(380,524)
Less: comprehensive loss attributable to noncontrolling interests	2,160	5,719	9,522	59,823
Comprehensive loss attributable to Select Energy Services, Inc.	$(12,044)	$(30,541)	$(51,718)	$(320,701)
The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SELECT ENERGY SERVICES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the nine months ended September 30, 2021 and 2020
(unaudited)
(in thousands, except share data)
	Class A Stockholders		Class B Stockholders		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity	Noncontrolling Interests	Total
	Shares	Class A Common Stock	Shares	Class B Common Stock
Balance as of December 31, 2020	86,812,647	$868	16,221,101	$162	$909,278	$(317,247)	$593,061	$112,821	$705,882
ESPP shares issued	7,787	—	—	—	44	—	44	(1)	43
Equity-based compensation	—	—	—	—	5,290	—	5,290	958	6,248
Issuance of restricted shares	2,154,897	22	—	—	2,162	—	2,184	(2,185)	(1)
Other	738	—	—	—	5	—	5	—	5
Issuance of shares for acquisitions	3,600,000	36	—	—	20,627	—	20,663	(359)	20,304
Repurchase of common stock	(199,976)	(2)	—	—	(1,223)	—	(1,225)	19	(1,206)
Restricted shares forfeited	(319,874)	(3)	—	—	(332)	—	(335)	335	—
Noncontrolling interest in subsidiary	—	—	—	—	(140)	—	(140)	(934)	(1,074)
NCI income tax adjustment	—	—	—	—	31	—	31	(31)	—
Net loss	—	—	—	—	—	(51,718)	(51,718)	(9,522)	(61,240)
Balance as of September 30, 2021	92,056,219	$921	16,221,101	$162	$935,742	$(368,965)	$567,860	$101,101	$668,961
	Class A Stockholders		Class B Stockholders		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity	Noncontrolling Interests	Total
	Shares	Class A Common Stock	Shares	Class B Common Stock
Balance as of December 31, 2019	87,893,525	$879	16,221,101	$162	$914,699	$21,437	$937,177	$175,635	$1,112,812
ESPP shares issued	10,834	—	—	—	65	—	65	(6)	59
Equity-based compensation	—	—	—	—	3,419	—	3,419	639	4,058
Issuance of restricted shares	1,477,488	15	—	—	2,407	—	2,422	(2,422)	—
Exercise of restricted stock units	625	—	—	—	1	—	1	(1)	—
Repurchase of common stock	(2,199,824)	(22)	—	—	(12,270)	—	(12,292)	1,416	(10,876)
Restricted shares forfeited	(358,521)	(4)	—	—	(527)	—	(531)	531	—
Noncontrolling interest in subsidiary	—	—	—	—	—	—	—	(133)	(133)
NCI income tax adjustment	—	—	—	—	38	—	38	(38)	—
Net loss	—	—	—	—	—	(320,701)	(320,701)	(59,823)	(380,524)
Balance as of September 30, 2020	86,824,127	$868	16,221,101	$162	$907,832	$(299,264)	$609,598	$115,798	$725,396
The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SELECT ENERGY SERVICES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the three months ended September 30, 2021 and 2020
(unaudited)
(in thousands, except share data)
	Class A Stockholders		Class B Stockholders		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity	Noncontrolling Interests	Total
	Shares	Class A Common Stock	Shares	Class B Common Stock
Balance as of June 30, 2021	88,160,703	$882	16,221,101	$162	$912,872	$(356,921)	$556,995	$103,551	$660,546
ESPP shares issued	2,906	—	—	—	14	—	14	—	14
Equity-based compensation	—	—	—	—	1,957	—	1,957	345	2,302
Issuance of restricted shares	311,089	3	—	—	281	—	284	(285)	(1)
Issuance of shares for acquisitions	3,600,000	36	—	—	20,627	—	20,663	(359)	20,304
Restricted shares forfeited	(18,479)	—	—	—	(17)	—	(17)	17	—
NCI income tax adjustment	—	—	—	—	8	—	8	(8)	—
Net loss	—	—	—	—	—	(12,044)	(12,044)	(2,160)	(14,204)
Balance as of September 30, 2021	92,056,219	$921	16,221,101	$162	$935,742	$(368,965)	$567,860	$101,101	$668,961
	Class A Stockholders		Class B Stockholders		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity	Noncontrolling Interests	Total
	Shares	Class A Common Stock	Shares	Class B Common Stock
Balance as of June 30, 2020	86,883,049	$869	16,221,101	$162	$906,164	$(268,723)	$638,472	$121,165	$759,637
ESPP shares issued	3,194	—	—	—	17	—	17	(2)	15
Equity-based compensation	—	—	—	—	1,889	—	1,889	353	2,242
Repurchase of common stock	(43,923)	—	—	—	(249)	—	(249)	11	(238)
Restricted shares forfeited	(18,193)	(1)	—	—	(19)	—	(20)	20	—
NCI income tax adjustment	—	—	—	—	30	—	30	(30)	—
Net loss	—	—	—	—	—	(30,541)	(30,541)	(5,719)	(36,260)
Balance as of September 30, 2020	86,824,127	$868	16,221,101	$162	$907,832	$(299,264)	$609,598	$115,798	$725,396
The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SELECT ENERGY SERVICES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(in thousands)
	Nine months ended September 30,
	2021	2020
Cash flows from operating activities
Net loss	$(61,240)	$(380,524)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	67,407	77,771
Net loss on disposal of property and equipment and divestitures	1,921	1,316
Equity in losses of unconsolidated entities	129	—
Bad debt (recovery) expense	(651)	6,108
Amortization of debt issuance costs	516	516
Inventory write-downs	139	787
Equity-based compensation	6,248	4,058
Impairment of goodwill and trademark	—	276,016
Impairment and abandonment of property and equipment	—	7,910
Loss on divestitures	—	411
Unrealized loss (gain) on short-term investment	1,406	(189)
Other operating items, net	(309)	347
Changes in operating assets and liabilities
Accounts receivable	(32,509)	171,700
Prepaid expenses and other assets	(10,284)	11,761
Accounts payable and accrued liabilities	13,331	(58,160)
Net cash (used in) provided by operating activities	(13,896)	119,828
Cash flows from investing activities
Proceeds received from divestitures	—	197
Purchase of property and equipment	(29,925)	(19,100)
Investment in note receivable	(1,101)	—
Purchase of equity method investments	(2,200)	—
Distribution from cost method investment	120	—
Acquisitions, net of cash received	(18,644)	—
Proceeds received from sales of property and equipment	6,491	15,854
Net cash used in investing activities	(45,259)	(3,049)
Cash flows from financing activities
Payments of finance lease obligations	(238)	(189)
Proceeds from share issuance	43	59
(Distributions to) contributions from noncontrolling interests	(1,074)	383
Repurchase of common stock	(1,206)	(10,876)
Net cash used in financing activities	(2,475)	(10,623)
Effect of exchange rate changes on cash	4	14
Net (decrease) increase in cash and cash equivalents	(61,626)	106,170
Cash and cash equivalents, beginning of period	169,039	79,268
Cash and cash equivalents, end of period	$107,413	$185,438
Supplemental cash flow disclosure:
Cash paid for interest	$1,108	$1,413
Cash (refunds received) paid for income taxes, net	$(927)	$544
Supplemental disclosure of noncash operating activities:
Noncash settlement of accounts receivable	$—	$1,578
Supplemental disclosure of noncash investing activities:
Issuance of shares for acquisitions	$20,304	$—
Capital expenditures included in accounts payable and accrued liabilities	$8,433	$2,061
Noncash proceeds received from sale of interest in a formerly consolidated joint venture	$—	$367
The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SELECT ENERGY SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
NOTE 1 — BUSINESS AND BASIS OF PRESENTATION
Description of the business:   Select Energy Services, Inc. (“we,” “Select Inc.” or the “Company”) was incorporated as a Delaware corporation on November 21, 2016. The Company is a holding company whose sole material asset consists of common units (“SES Holdings LLC Units”) in SES Holdings, LLC (“SES Holdings”).
We are a leading provider of comprehensive water-management and chemical solutions to the oil and gas industry in the U.S. We also develop, manufacture and deliver a full suite of chemical solutions for use in oil and gas well completion and production operations. As a leader in the water solutions industry, we place the utmost importance on safe, environmentally responsible management of oilfield water throughout the lifecycle of a well. Additionally, we believe that responsibly managing water resources through our operations to help conserve and protect the environment in the communities in which we operate is paramount to our continued success.
Class A and Class B Common Stock:   As of September 30, 2021, the Company had both Class A and Class B common shares issued and outstanding. Holders of shares of our Class A common stock, par value $0.01 per share (“Class A Common Stock”) and Class B common stock, par value $0.01 per share (“Class B Common Stock”) are entitled to one vote per share and vote together as a single class on all matters presented to our stockholders for their vote or approval.
Exchange rights:   Under the Eighth Amended and Restated Limited Liability Company Agreement of SES Holdings (the “SES Holdings LLC Agreement”), SES Legacy Holdings LLC (“Legacy Owner Holdco”) and its permitted transferees have the right (an “Exchange Right”) to cause SES Holdings to acquire all or a portion of its SES Holdings LLC Units for, at SES Holdings’ election, (i) shares of Class A Common Stock at an exchange ratio of one share of Class A Common Stock for each SES Holdings LLC Unit exchanged, subject to conversion rate adjustments for stock splits, stock dividends, reclassification and other similar transactions or (ii) cash in an amount equal to the Cash Election Value (as defined within the SES Holdings LLC Agreement) of such Class A Common Stock. Alternatively, upon the exercise of any Exchange Right, Select Inc. has the right (the “Call Right”) to acquire the tendered SES Holdings LLC Units from the exchanging unitholder for, at its election, (i) the number of shares of Class A Common Stock the exchanging unitholder would have received under the Exchange Right or (ii) cash in an amount equal to the Cash Election Value of such Class A Common Stock. In connection with any exchange of SES Holdings LLC Units pursuant to an Exchange Right or Call Right, the corresponding number of shares of Class B Common Stock will be cancelled.
Basis of presentation:   The accompanying unaudited interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the U.S. (“GAAP”) and pursuant to the rules and regulations of the SEC. These unaudited interim consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and, therefore, do not include all disclosures required for financial statements prepared in conformity with GAAP.
This Quarterly Report relates to the three and nine months ended September 30, 2021 (the “Current Quarter” and the “Current Period”, respectively) and the three and nine months ended September 30, 2020 (the “Prior Quarter” and the “Prior Period”, respectively). The Company’s Annual Report on Form 10-K for the year ended December 31, 2020 (the “2020 Form 10-K”) filed with the SEC on February 24, 2021, includes certain definitions and a summary of significant accounting policies and should be read in conjunction with this Quarterly Report. All material adjustments (consisting solely of normal recurring adjustments) which, in the opinion of management, are necessary for a fair statement of the results for the interim periods have been reflected. The results for the Current Quarter and Current Period may not be indicative of the results to be expected for the full year, in part due to the COVID-19 pandemic and continued progress in the distribution and uptake of remedies such as vaccines, as well as to large variations in oil and natural gas prices during the year.

The unaudited interim consolidated financial statements include the accounts of the Company and all of its majority-owned or controlled subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.
For investments in subsidiaries that are not wholly owned, but where the Company exercises control, the equity held by the minority owners and their portion of net income or loss are reflected as noncontrolling interests. Investments in entities in which the Company exercises significant influence over operating and financial policies are accounted for using the equity method, and investments in entities for which the Company does not have significant control or influence are accounted for using the cost method or other appropriate basis as applicable. As of September 30, 2021, the Company had two equity-method investments and one cost-method investment. The Company also had one investment in notes receivable accounted for using the amortized cost basis and one investment in publicly traded securities accounted for using the fair value option. The Company’s investments are reviewed for impairment whenever events or circumstances indicate that the carrying value may not be recoverable. When circumstances indicate that the fair value of its investment is less than its carrying value and the reduction in value is other than temporary, the reduction in value is recognized in earnings. Our investments in unconsolidated entities are summarized below and are included in the assets of our Water Services segment:
				(in thousands)
Type of Investment	Year attained	Accounting method	Balance Sheet Location	September 30, 2021	December 31, 2020
20% minority interest	2011	Cost-method	Other long-term assets, net	$180	$300
Notes receivable	2020	Amortized cost basis	Other long-term assets, net	4,361	3,037
33% minority interest	2021	Equity-method	Other long-term assets, net	1,871	—
45% minority interest	2021	Equity-method	Other long-term assets, net	200	—
Publicly traded securities	2020	Fair value option	Prepaid expenses and other current assets	1,717	3,377
Segment reporting:   The Company has three reportable segments. Reportable segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and assess performance. The Company’s current reportable segments are Water Services, Water Infrastructure, and Oilfield Chemicals. See “Note 16 — Segment Information” for additional information.
The Water Services segment consists of the Company’s services businesses, including water transfer, flowback and well testing, fluids hauling, water containment and water network automation, primarily serving E&P companies. Additionally, this segment includes the operations of our accommodations and rentals business as well as the Company’s industrial solutions business.
The Water Infrastructure segment consists of the Company’s infrastructure assets, including operations associated with our water sourcing and pipeline infrastructure, our water recycling solutions and infrastructure, and our produced water gathering systems and saltwater disposal wells, primarily serving E&P companies.
The Oilfield Chemicals segment provides technical solutions and expertise related to chemical applications in the oil and gas industry. We also have significant capabilities supplying logistics for chemical applications. We develop, manufacture and apply a full suite of chemicals used in hydraulic fracturing, stimulation, cementing, production, pipelines and well completions. Given the breadth of chemicals and application expertise we provide, our customers range from pressure pumpers to major integrated and independent oil and gas producers. This segment also utilizes its chemical experience and lab testing capabilities to customize tailored water treatment solutions designed to optimize the fracturing fluid system in conjunction with the quality of water used in well completions.
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES
Significant accounting policies:   The Company’s significant accounting policies are disclosed in Note 2 of the consolidated financial statements for the year ended December 31, 2020, included in the 2020 Form 10-K.

Use of estimates:   The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
On an ongoing basis, the Company evaluates its estimates, including those related to the recoverability of long-lived assets and intangibles, useful lives used in depreciation and amortization, uncollectible accounts receivable, inventory reserve, income taxes, self-insurance liabilities, share-based compensation, contingent liabilities and the incremental borrowing rate for leases. The Company bases its estimates on historical and other pertinent information that are believed to be reasonable under the circumstances. The accounting estimates used in the preparation of the consolidated financial statements may change as new events occur, as more experience is acquired, as additional information is obtained and as the Company’s operating environment changes.
Allowance for credit losses:   The Company’s allowance for credit losses relates to trade accounts receivable. The Company treats trade accounts receivable as one portfolio and records an initial allowance calculated as a percentage of revenue recognized based on a combination of historical information and future expectations. Additionally, the Company adjusts this allowance based on specific information in connection with aged receivables. Historically, most bad debt has been incurred when a customer’s financial condition significantly deteriorates, which in some cases leads to bankruptcy. While credit losses have improved in the Current Period relative to the Prior Period as market conditions have recovered, the impact on expected losses is subject to significant judgment and may cause variability in the Company’s allowance for credit losses in future periods.
The change in the allowance for credit losses is as follows:
Nine months ended September 30, 2021
(in thousands)
Balance at December 31, 2020	$9,157
Increase to allowance based on a percentage of revenue	965
Adjustment based on aged receivable analysis	(1,445)
Charge-offs	(2,614)
Recoveries	2
Balance at September 30, 2021	$6,065
The Company also has a $4.4 million note receivable resulting from an initial investment in the fourth quarter of 2020 and additional investment in the Current Period, with no allowance for credit losses as of September 30, 2021. See “Note 12 — Related-Party Transactions” for additional information.
Asset retirement obligations:   The Company’s asset retirement obligations (“ARO”) relate to disposal facilities with obligations for plugging wells, removing surface equipment, and returning land to its pre-drilling condition. The following table describes the changes to the Company’s ARO liability for the Current Period:
Nine months ended September 30, 2021
(in thousands)
Balance at December 31, 2020	$999
Accretion expense, included in depreciation and amortization expense	105
Acquired ARO’s	10,410
Disposals	(188)
Payments	(378)
Balance at September 30, 2021	$10,948

We review the adequacy of our ARO liabilities whenever indicators suggest that the estimated cash flows underlying the liabilities have changed. The Company’s ARO liabilities are included in accrued expenses and other current liabilities and other long-term liabilities in the accompanying consolidated balance sheets.
Lessor Income:   The Company is a lessor for a nominal number of owned facilities and also recognizes income related to multiple facility subleases that are accounted for as follows:
		Three months ended September 30,		Nine months ended September 30,
		2021	2020	2021	2020
		(in thousands)
Category	Classification
Lessor income	Costs of revenue	$113	$67	$239	$279
Sublease income	Lease abandonment costs and Costs of revenue	262	355	736	1,091
The Company also generates short-term equipment rental revenue. See “Note 4 — Revenue” for a discussion of revenue recognition for the accommodations and rentals business.
Defined Contribution Plan:   During the Prior Period, due to worsening economic conditions, the Company suspended the match of its defined contribution 401(k) plan and the suspension continued into the first half of 2021. Effective July 1, 2021, the Company reinstated matching contributions of 50% of employee contributions, up to 4% of compensation. The Company incurred $0.1 million of match expense in both the Current Quarter and Current Period.
Payroll Tax Deferral:   In 2020, the Company utilized the employer payroll tax deferral provision in the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act and has deferred the payment of $6.0 million of payroll taxes as of December 31, 2020. The amounts deferred in 2020 must be repaid half by December 31, 2021, and half by December 31, 2022. The deferral is split evenly between accrued salaries and benefits and other long-term liabilities on the accompanying consolidated balance sheets as of September 30, 2021.
Severance:   During the Current Period, the Company incurred $3.2 million of severance in connection with the termination of its former chief executive officer, which was paid in full during the first quarter of 2021. During the Prior Period, the Company incurred severance in connection with layoffs resulting from the downturn in the energy industry due in part to the COVID-19 pandemic. A summary of severance costs for the Current Quarter, Prior Quarter, Current Period and Prior Period are as follows:
	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	(in thousands)
Severance
Costs of revenue – Water services	$—	$—	$—	$2,929
Costs of revenue – Water infrastructure	—	—	—	452
Costs of revenue – Oilfield chemicals	—	—	—	626
Selling, general and administrative	—	—	3,225	3,161
Total severance expense	$—	$—	$3,225	$7,168
NOTE 3 — ACQUISITIONS
Business combinations
Complete Energy Services Acquisition
On July 9, 2021, the Company completed the acquisition (the “Complete Acquisition”) of Complete Energy Services, Inc. (“Complete”), an operating subsidiary of Superior Energy Services, Inc. (“Superior”) for

total consideration of $34.5 million based on the closing price of the Company’s shares of Class A Common Stock on July 9, 2021. Consideration transferred consisted of 3.6 million shares of Class A Common Stock and $14.2 million in cash. The Company acquired substantially all of the water-related assets, liabilities and ongoing operations of Complete, including working capital, and is subject to standard post-closing adjustments. Superior retained certain non-core and non-water-related assets that were part of Complete as part of the transaction. This acquisition expands the Company’s water-related services and infrastructure footprint and strengthens the geographic footprint, particularly in the Mid-Continent, Permian and Rockies, while adding new geographic breadth through a market leading position in the Powder River Basin.
The Complete Acquisition was accounted for as a business combination under the acquisition method of accounting. When determining the fair values of assets acquired and liabilities assumed, management made significant estimates, judgments and assumptions. The Company also engaged third-party valuation experts to assist in the purchase price allocation. These estimates, judgments and assumptions and valuation of the inventory and property and equipment acquired, current liabilities and long-term liabilities are preliminary and have not been finalized as of September 30, 2021. The assets acquired and liabilities assumed are included in the Company’s Water Services and Water Infrastructure segments. The following table summarizes the consideration transferred and the estimated fair value of identified assets acquired and liabilities assumed at the date of acquisition:
Preliminary purchase price allocation	Amount
(in thousands)
Consideration transferred
Class A Common Stock (3,600,000 shares)	$20,304
Cash paid	14,180
Total consideration transferred	34,484
Less: identifiable assets acquired and liabilities assumed
Working capital	15,931
Property and equipment	27,027
Right-of-use assets	3,331
Other long-term assets	23
Long-term ARO	(9,800)
Long-term lease liabilities	(2,028)
Total identifiable net assets acquired	34,484
Fair value allocated to net assets acquired	$34,484
UltRecovery Acquisition
On August 2, 2021, the Company acquired UltRecovery, a provider of sustainable production enhancement applications focused on existing conventional and unconventional oil and gas wells. The Company paid consideration of $2.5 million at closing, and the selling shareholders may earn contingent consideration in the form of an earn-out. The estimated liability of the earn-out is $1.1 million and the maximum earn-out is $1.6 million, dependent on revenue generated in the first and second 12-month periods following the acquisition, beginning on October 1, 2021.
The UltRecovery acquisition was accounted for as a business combination under the acquisition method of accounting. When determining the fair values of assets acquired management made significant estimates, judgments and assumptions. These estimates, judgments and assumptions and valuation of the inventory, property and equipment and intellectual property acquired have not been finalized as of September 30, 2021. The assets acquired are included in the Company’s Oilfield Chemicals segment. The following table summarizes the consideration transferred and the estimated fair value of identified assets acquired at the date of acquisition:
Preliminary purchase price allocation	Amount
(in thousands)
Consideration transferred and estimated earn-out liability
Cash paid	$2,500
Estimated earn-out liability assumed	1,058
Total purchase price	3,558
Less: identifiable assets acquired
Inventory	13
Property and equipment	514
Patents and other intellectual property	3,031
Total identifiable net assets acquired	3,558
Fair value allocated to net assets acquired	$3,558
NOTE 4 — REVENUE
The Company follows ASU 2014-09, Revenue from Contracts with Customers (Topic 606), for most revenue recognition, which provides a five-step model for determining revenue recognition for arrangements that are within the scope of the standard: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company applies the five-step model only to contracts when it is probable that we will collect the consideration the Company is entitled to in exchange for the goods or services the Company transfers to the customer. The accommodations and rentals revenue continues to be guided by ASC 842 — Leases, which is discussed further below.
The following factors are applicable to all three of the Company’s segments for the Current Period and Prior Period, respectively:
•
The vast majority of customer agreements are short-term, lasting less than one year.

•
Contracts are seldom combined together as virtually all of our customer agreements constitute separate performance obligations. Each job is typically distinct, thereby not interdependent or interrelated with other customer agreements.

•
Most contracts allow either party to terminate at any time without substantive penalties. If the customer terminates the contract, the Company is unconditionally entitled to the payments for the services rendered and products delivered to date.

•
Contract terminations before the end of the agreement are rare.

•
Sales returns are rare and no sales return assets have been recognized on the balance sheet.

•
There are minimal volume discounts.

•
There are no service-type warranties.

•
There is no long-term customer financing.

In the Water Services and Water Infrastructure segments, performance obligations arise in connection with services provided to customers in accordance with contractual terms, in an amount the Company expects to collect. Services are generally sold based upon customer orders or contracts with customers that include fixed or determinable prices. Revenues are generated by services rendered and measured based on output generated, which is usually simultaneously received and consumed by customers at their job sites. As a multi-job site organization, contract terms, including pricing for the Company’s services, are negotiated on a job site level on a per-job basis. Most jobs are completed in a short period of time, usually between one day and one month. Revenue is recognized as performance obligations are completed on a daily, hourly or per unit basis with unconditional rights to consideration for services rendered reflected as accounts receivable trade, net of allowance for credit losses. In cases where a prepayment is received before the Company satisfies its performance obligations, a contract liability is recorded in accrued expenses and other current liabilities. Final billings generally occur once all of the proper approvals are obtained. Mobilization and demobilization are factored into the pricing for services. Billings and costs related to mobilization and demobilization are not material for customer agreements that start in one period and end in another. As of September 30, 2021, the Company had six contracts in place for these segments lasting over one year. The Company has recorded an $8.2 million contract liability associated with one of the six long-term contracts as of September 30, 2021, recognized in other long-term liabilities in the accompanying consolidated balance sheets. The Company expects this contract liability to be converted to revenue under the terms of the contract as it is earned.
Accommodations and rentals revenue is included in the Water Services segment and the Company accounts for accommodations and rentals agreements as an operating lease. The Company recognizes revenue from renting equipment on a straight-line basis. Accommodations and rental contract periods are generally daily, weekly or monthly. The average lease term is less than three months and as of September 30, 2021, there were no material rental agreements in effect lasting more than one year. During the Current Quarter, Prior Quarter, Current Period and Prior Period, approximately $8.1 million, $3.5 million $21.0 million and $23.3 million of accommodations and rentals revenue was accounted for under ASC 842 lease guidance, with the remainder accounted for under ASC 606 revenue guidance.
In the Oilfield Chemicals segment, the typical performance obligation is to provide a specific quantity of chemicals to customers in accordance with the customer agreement in an amount the Company expects to collect. Products and services are generally sold based upon customer orders or contracts with customers that include fixed or determinable prices. Revenue is recognized as the customer takes title to chemical products in accordance with the agreement. Products may be provided to customers in packaging or delivered to the customers’ containers through a hose. In some cases, the customer takes title to the chemicals upon consumption from storage containers on their property, where the chemicals are considered inventory until customer usage. In cases where the Company delivers products and recognizes revenue before collecting payment, the Company usually has an unconditional right to payment reflected in accounts receivable trade, net of allowance for credit losses. Customer returns are rare and immaterial and there were no material in-process customer agreements for this segment as of September 30, 2021, lasting greater than one year.
The following table sets forth certain financial information with respect to the Company’s disaggregation of revenues by geographic location:
	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	(in thousands)
Geographic Region
Permian Basin	$93,976	$38,804	$248,535	$213,440
Eagle Ford	27,827	10,089	73,181	56,425
Haynesville/E. Texas	18,404	21,096	53,972	54,819
Marcellus/Utica	17,956	11,021	42,874	44,111
Rockies	25,412	4,488	44,630	30,284
Mid-Continent	18,925	11,579	36,928	44,277
Bakken	3,209	4,938	13,976	30,040
Eliminations and other regions	(1,076)	(773)	(4,604)	(1,630)
Total	$204,633	$101,242	$509,492	$471,766
In the Water Services segment, the top four revenue-producing regions are the Permian Basin, Eagle Ford, Marcellus/Utica and Rockies, which collectively comprised 85%, 73%, 86% and 79% of segment revenue for the Current Quarter, Prior Quarter, Current Period and Prior Period, respectively. In the Water Infrastructure segment, the top three revenue-producing regions are the Permian Basin, Eagle Ford and

Bakken, which collectively comprised 92%, 96%, 95% and 97% of segment revenue for the Current Quarter, Prior Quarter, Current Period and Prior Period, respectively. In the Oilfield Chemicals segment, the top three revenue-producing regions are the Permian Basin, Haynesville/E. Texas and Mid-Continent, which collectively comprised 81%, 96%, 84% and 86% of segment revenue for the Current Quarter, Prior Quarter, Current Period and Prior Period, respectively.
NOTE 5 — INVENTORIES
Inventories, which are comprised of blended chemicals and raw materials available for resale and parts and consumables used in operations, are valued at the lower of cost and net realizable value, with cost determined under the weighted-average method. The significant components of inventory are as follows:
	September 30, 2021	December 31, 2020
	(in thousands)
Raw materials	$19,597	$16,701
Finished goods	17,993	16,683
Consumables	377	—
Total	$37,967	$33,384
During the Current Quarter, Prior Quarter, Current Period and Prior Period, the Company recorded charges to the reserve for excess and obsolete inventory for $0.1 million, $0.2 million, $0.1 million and $0.8 million, respectively, which were recognized within costs of revenue on the accompanying consolidated statements of operations. The Company’s inventory reserve was $3.9 million as of September 30, 2021 and December 31, 2020. The reserve for excess and obsolete inventories is determined based on the Company’s historical usage of inventory on hand, as well as future expectations and the amount necessary to reduce the cost of the inventory to its estimated net realizable value.
NOTE 6 — PROPERTY AND EQUIPMENT
Property and equipment are stated at cost less accumulated depreciation. Depreciation (and amortization of finance lease assets) is calculated on a straight-line basis over the estimated useful life of each asset. Property and equipment consists of the following as of September 30, 2021 and December 31, 2020:
	September 30, 2021	December 31, 2020
	(in thousands)
Machinery and equipment	$597,151	$596,441
Buildings and leasehold improvements	100,060	93,236
Pipelines	72,829	72,458
Disposal wells	47,711	48,097
Vehicles and equipment	28,717	30,975
Land	15,210	13,497
Computer equipment and software	5,527	7,127
Office furniture and equipment	887	892
Machinery and equipment – finance lease	544	537
Vehicles and equipment – finance lease	371	475
Computer equipment and software – finance lease	412	356
Construction in progress	23,453	14,811
	892,872	878,902
Less accumulated depreciation(1)	(549,725)	(528,537)
Total property and equipment, net	$343,147	$350,365

(1)
Includes $1.1 million of accumulated depreciation related to finance leases as of both September 30, 2021 and December 31, 2020.

Total depreciation and amortization expense related to property and equipment and finance leases presented in the table above, as well as amortization of intangible assets presented in “Note 7 — Goodwill and Other Intangible Assets” is as follows:
	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	(in thousands)
Category
Depreciation expense from property and equipment	$20,612	$21,449	$59,216	$68,720
Amortization expense from finance leases	64	123	167	239
Amortization expense from intangible assets	2,686	2,960	7,919	8,939
Accretion expense from asset retirement obligations	104	30	105	(127)
Total depreciation and amortization	$23,466	$24,562	$67,407	$77,771
Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During the Prior Period, the Company determined that certain equipment was obsolete, and recorded the following impairment charges:
	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	(in thousands)
Impairment and abandonment of property and equipment
Water Services	$—	$—	$—	$3,894
Water Infrastructure	—	—	—	4,016
Total impairment and abandonment of property and equipment	$—	$—	$—	$7,910
NOTE 7 — GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill is evaluated for impairment on at least an annual basis, or more frequently if indicators of impairment exist. The annual impairment tests are based on Level 3 inputs (see “Note 11 — Fair Value Measurement”). During the first quarter of 2020, the Company had triggering events related to the significant adverse change to the demand for the Company’s services in connection with a significant decline in the price of oil and the related global economic impacts resulting from the OPEC+ disputes as well as the COVID-19 pandemic. This included uncertainty regarding oil prices and the length of the recovery following the significant market disruption in the oil and gas industry. Given the volatile and challenging market environment as of March 31, 2020, the Company utilized third-party valuation advisors to assist with these evaluations. These evaluations included significant judgment, including management’s short-term and long-term forecast of operating performance, discount rates based on our weighted-average cost of capital, revenue growth rates, profitability margins, capital expenditures, the timing of future cash flows based on an eventual recovery of the oil and gas industry, and in the case of long-lived assets, the remaining useful life and service potential of the asset. The Company performed quantitative tests for reporting units in both the Water Services and Water Infrastructure segments using the income and market approaches, resulting in a full impairment to goodwill in both segments totaling $266.9 million.

The components of other intangible assets, net as of September 30, 2021 and December 31, 2020 are as follows:
	As of September 30, 2021			As of December 31, 2020
	Gross Value	Accumulated Amortization	Net Value	Gross Value	Impairment	Accumulated Amortization	Net Value
	(in thousands)			(in thousands)
Definite-lived
Customer relationships	$116,554	$(36,103)	$80,451	$116,554	$—	$(29,302)	$87,252
Patents and other intellectual property	12,772	(3,966)	8,806	9,741	—	(3,166)	6,575
Other	7,234	(6,690)	544	7,234	—	(6,373)	861
Total definite-lived	136,560	(46,759)	89,801	133,529	—	(38,841)	94,688
Indefinite-lived
Water rights	7,031	—	7,031	7,031	—	—	7,031
Trademarks	14,360	—	14,360	23,442	(9,082)	—	14,360
Total indefinite-lived	21,391	—	21,391	30,473	(9,082)	—	21,391
Total other intangible assets, net	$157,951	$(46,759)	$111,192	$164,002	$(9,082)	$(38,841)	$116,079
Due to the triggering events discussed above, the Company also tested indefinite-lived intangible assets for impairment during the first quarter of 2020. These evaluations included significant judgment, including discount rates based on our weighted-average cost of capital and the royalty rate. This resulted in $9.1 million of impairment to trademarks using the relief from royalty method, which was recorded in the Oilfield Chemicals segment. Further, the Company tested all other long-lived assets for impairment, including definite-lived intangible assets, using an undiscounted test for recoverability at the asset group level which resulted in no additional impairments.
The weighted-average amortization period for customer relationships, patents and other intellectual property, and other definite-lived assets was 8.9 years, 6.7 years, and 2.3 years, respectively, as of September 30, 2021. See “Note 6 — Property and Equipment” for the amortization expense during the Current Quarter, Prior Quarter, Current Period and Prior Period, respectively. The indefinite-lived water rights and trademarks are generally subject to renewal every five to ten years at immaterial renewal costs. Annual amortization of intangible assets for the next five years and beyond is as follows:
Amount
(in thousands)
Remainder of 2021	$2,720
Year ending December 31, 2022	10,666
Year ending December 31, 2023	10,594
Year ending December 31, 2024	10,525
Year ending December 31, 2025	10,362
Thereafter	44,934
Total	$89,801
NOTE 8 — DEBT
Credit facility and revolving line of credit
On November 1, 2017, SES Holdings and Select Energy Services, LLC (“Select LLC”) entered into a $300.0 million senior secured revolving credit facility (the “Credit Agreement”), by and among SES Holdings, as parent, Select LLC, as borrower and certain of SES Holdings’ subsidiaries, as guarantors, each of the lenders party thereto and Wells Fargo Bank, N.A., as administrative agent, issuing lender and swingline lender (the “Administrative Agent”). The Credit Agreement also has a sublimit of $40.0 million for letters of credit and a sublimit of $30.0 million for swingline loans. The maturity date of the Credit Agreement is the earlier of (a) November 1, 2022, and (b) the earlier termination in whole of the Commitments pursuant to Section 2.1(b) of Article VII of the Credit Agreement.
The Credit Agreement permits extensions of credit up to the lesser of $300.0 million and a borrowing base that is determined by calculating the amount equal to the sum of (i) 85% of the Eligible Billed Receivables (as defined in the Credit Agreement), plus (ii) 75% of Eligible Unbilled Receivables (as defined in the Credit Agreement), provided that this amount will not equal more than 35% of the borrowing base, plus (iii) the lesser of (A) the product of 70% multiplied by the value of Eligible Inventory (as defined in the Credit Agreement) at such time and (B) the product of 85% multiplied by the Net Recovery Percentage (as defined in the Credit Agreement) identified in the most recent Acceptable Appraisal of Inventory (as defined in the Credit Agreement), multiplied by the value of Eligible Inventory at such time, provided that this amount will not equal more than 30% of the borrowing base, minus (iv) the aggregate amount of Reserves (as defined in the Credit Agreement), if any, established by the Administrative Agent from time to time, including, if any, the amount of the Dilution Reserve (as defined in the Credit Agreement). The borrowing base is calculated on a monthly basis pursuant to a borrowing base certificate delivered by Select LLC to the Administrative Agent.
Borrowings under the Credit Agreement bear interest, at Select LLC’s election, at either the (a) one-, two-, three- or six-month LIBOR (“Eurocurrency Rate”) or (b) the greatest of (i) the federal funds rate plus 0.5%, (ii) the one-month Eurocurrency Rate plus 1% and (iii) the Administrative Agent’s prime rate (the “Base Rate”), in each case plus an applicable margin. Interest is payable monthly in arrears. The applicable margin for Eurocurrency Rate loans ranges from 1.50% to 2.00% and the applicable margin for Base Rate loans ranges from 0.50% to 1.00%, in each case, depending on Select LLC’s average excess availability under the Credit Agreement. During the continuance of a bankruptcy event of default, automatically and during the continuance of any other default, upon the Administrative Agent’s or the required lenders’ election, all outstanding amounts under the Credit Agreement will bear interest at 2.00% plus the otherwise applicable interest rate.
Level	Average Excess Availability	Base Rate Margin	Eurocurrency Rate Margin
I	< 33.33% of the commitments	1.00%	2.00%
II	< 66.67% of the commitments and ≥ 33.33% of the commitments	0.75%	1.75%
III	≥ 66.67% of the commitments	0.50%	1.50%
Level	Average Revolver Usage	Unused Line Fee Percentage
I	≥ 50% of the commitments	0.250%
II	< 50% of the commitments	0.375%
The obligations under the Credit Agreement are guaranteed by SES Holdings and certain subsidiaries of SES Holdings and Select LLC and secured by a security interest in substantially all of the personal property assets of SES Holdings, Select LLC and their domestic subsidiaries.
The Credit Agreement contains certain customary representations and warranties, affirmative and negative covenants and events of default. If an event of default occurs and is continuing, the lenders may declare all amounts outstanding under the Credit Agreement to be immediately due and payable.
In addition, the Credit Agreement restricts SES Holdings’ and Select LLC’s ability to make distributions on, or redeem or repurchase, its equity interests, except for certain distributions, including distributions of cash so long as, both at the time of the distribution and after giving effect to the distribution, no default exists under the Credit Agreement and either (a) excess availability at all times during the preceding 30 consecutive days, on a pro forma basis and after giving effect to such distribution, is not less than the greater of (1) 25% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (2) $37.5 million or (b) if SES Holdings’ fixed charge coverage ratio is at least 1.0 to 1.0 on a pro forma basis, and excess availability at all times during the preceding 30 consecutive days, on a pro forma basis and after giving effect to such distribution, is not less than the greater of (1) 20% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (2) $30.0 million. Additionally, the Credit Agreement generally permits Select LLC to make distributions to allow Select Inc. to make payments required under the existing Tax Receivable Agreements. See “Note 12 — Related-Party Transactions — Tax Receivable Agreements” for further discussion of the Tax Receivable Agreements.
The Credit Agreement also requires SES Holdings to maintain a fixed charge coverage ratio of at least 1.0 to 1.0 at any time availability under the Credit Agreement is less than the greater of (i) 10% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (ii) $15.0 million and continuing through and including the first day after such time that availability under the Credit Agreement has equaled or exceeded the greater of (i) 10% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (ii) $15.0 million for 60 consecutive calendar days.
Certain lenders party to the Credit Agreement and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for the Company and its affiliates in the ordinary course of business for which they have received and would receive customary compensation. In addition, in the ordinary course of their various business activities, such parties and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investments and securities activities may involve the Company’s securities and/or instruments.
The Company had no borrowings outstanding under the Credit Agreement as of September 30, 2021 and December 31, 2020. As of September 30, 2021 and December 31, 2020, the borrowing base under the Credit Agreement was $140.4 million and $96.4 million, respectively. The borrowing capacity under the Credit Agreement was reduced by outstanding letters of credit of $15.6 million as of both September 30, 2021 and December 31, 2020. The Company’s letters of credit have a variable interest rate between 1.50% and 2.00% based on the Company’s average excess availability as outlined above. The unused portion of the available borrowings under the Credit Agreement was $124.8 million as of September 30, 2021.
Debt issuance costs are amortized to interest expense over the life of the debt to which they pertain. Total unamortized debt issuance costs as of September 30, 2021 and December 31, 2020, were $0.7 million and $1.3 million, respectively. As these debt issuance costs relate to a revolving line of credit, they are presented as a deferred charge within other assets on the consolidated balance sheets. Amortization expense related to debt issuance costs was $0.2 million, $0.2 million, $0.5 million and $0.5 million for the Current Quarter, Prior Quarter, Current Period and Prior Period, respectively.
The Company was in compliance with all debt covenants as of September 30, 2021.
NOTE 9 — COMMITMENTS AND CONTINGENCIES
Litigation
The Company is subject to a number of lawsuits and claims arising out of the normal conduct of its business. The ability to predict the ultimate outcome of such matters involves judgments, estimates and inherent uncertainties. Based on a consideration of all relevant facts and circumstances, including applicable insurance coverage, it is not expected that the ultimate outcome of any currently pending lawsuits or claims against the Company will have a material adverse effect on its consolidated financial position, results of operations or cash flows; however, there can be no assurance as to the ultimate outcome of these matters.
On April 20, 2021, an entity acquired in the 2017 merger (the “Rockwater Merger”) with Rockwater Energy Solutions, Inc. (“Rockwater”) formally pled guilty to violations of the Clean Air Act that occurred prior to the Rockwater Merger and entered a plea agreement before the U.S. District Court for the Middle District of Pennsylvania. Entry into this plea agreement has resolved the government’s prosecution related to Rockwater’s altering emissions controls systems on less than 5% of the vehicles in its fleet. The Company made final payments in April totaling $2.6 million, which was the amount accrued as of both March 31, 2021 and December 31, 2020, and did not incur additional monetary penalties or fines. The total amount paid in settlement of this matter was $4.3 million.

Self-Insured Reserves
We are self-insured up to certain retention limits with respect to workers’ compensation, general liability and vehicle liability matters and health insurance. We maintain accruals for self-insurance retentions that we estimate using third-party data and claims history.
NOTE 10 — EQUITY-BASED COMPENSATION
The SES Holdings 2011 Equity Incentive Plan (the “2011 Plan”) was approved by the board of managers of SES Holdings in April 2011. In conjunction with the private placement of 16,100,000 shares of the Company’s Class A Common Stock on December 20, 2016 (the “Select 144A Offering”), the Company adopted the Select Energy Services, Inc. 2016 Equity Incentive Plan (as amended, the “2016 Plan”) for employees, consultants and directors of the Company and its affiliates. Options that were outstanding under the 2011 Plan immediately prior to the Select 144A Offering were cancelled in exchange for new options granted under the 2016 Plan. On May 8, 2020, the Company’s stockholders approved an amendment to the 2016 Plan to increase the number of shares of the Company’s Class A Common Stock that may be issued under the 2016 Plan by 4,000,000 shares and to make certain other administrative changes. The 2016 Plan includes share recycling provisions that allow shares subject to an award that expires or is cancelled, forfeited or otherwise terminated without actual delivery of the underlying shares of Class A Common Stock to be considered not delivered and thus available to be granted as new awards under the 2016 Plan.
Currently, the maximum number of shares reserved for issuance under the 2016 Plan is approximately 13.3 million shares, with approximately 2.8 million shares available to be issued as of September 30, 2021. For all share-based compensation award types, the Company accounts for forfeitures as they occur.
Stock option awards
Stock options were granted with an exercise price equal to or greater than the fair market value of a share of Class A Common Stock as of the date of grant. The expected life of the options was based on the vesting period and term of the options awarded, which is ten years.
A summary of the Company’s stock option activity and related information as of and for the Current Period is as follows:
	For the nine months ended September 30, 2021
	Stock Options	Weighted-average Exercise Price	Weighted-average Grant Date Value Term (Years)	Aggregate Intrinsic Value (in thousands)(a)
Beginning balance, outstanding	3,519,159	$16.11	3.3	$—
Expired	(1,413,194)	14.89
Ending balance, outstanding	2,105,965	$16.93	4.6	$—
Ending balance, exercisable	2,105,965	$16.93	4.6	$—
Nonvested at September 30, 2021	—	$—

(a)
Aggregate intrinsic value for stock options is based on the difference between the exercise price of the stock options and the quoted closing Class A Common Stock price of $5.19 and $4.10 as of September 30, 2021 and December 31, 2020, respectively.

The Company recognized no compensation expense related to stock options during the Current Quarter, a nominal amount of compensation expense during the Prior Quarter and the Current Period and $0.2 million of compensation expense in the Prior Period. As of September 30, 2021, all equity-based compensation expense related to stock options had been recognized.

Restricted Stock Awards
The value of the restricted stock awards granted was established by the market price of the Class A Common Stock on the date of grant and is recorded as compensation expense ratably over the vesting term, which is generally one to three years from the applicable date of grant. The Company recognized compensation expense of $2.4 million, $2.1 million, $5.4 million and $5.8 million related to the restricted stock awards for the Current Quarter, Prior Quarter, Current Period and Prior Period, respectively. As of September 30, 2021, there was $13.2 million of unrecognized compensation expense with a weighted-average remaining life of 1.9 years related to unvested restricted stock awards.
A summary of the Company’s restricted stock awards activity and related information for the Current Period is as follows:
	For the nine months ended September 30, 2021
	Restricted Stock Awards	Weighted-average Grant Date Fair Value
Nonvested at December 31, 2020	2,003,072	$6.97
Granted	2,154,897	7.02
Vested	(693,582)	7.92
Forfeited	(319,874)	6.41
Nonvested at September 30, 2021	3,144,513	$6.85
Performance Share Units (PSUs)
During 2018 and 2019, the Company approved grants of performance share units (“PSUs”) that are subject to both performance-based and service-based vesting provisions. The number of shares of Class A Common Stock issued to a recipient upon vesting of the PSU will be calculated based on performance against certain metrics that relate to the Company’s return on asset performance over the January 1, 2018 through December 31, 2020, and January 1, 2019 through December 31, 2021 performance periods, respectively.
The target number of shares of Class A Common Stock subject to each PSU granted in 2018 and 2019 is one; however, based on the achievement of performance criteria, the number of shares of Class A Common Stock that may be received in settlement of each PSU can range from zero to 1.75 times the target number. The PSUs become earned at the end of the performance period after the attainment of the performance level has been certified by the compensation committee, which will be no later than June 30, 2022 for the 2019 PSU grants, assuming the minimum performance metrics are achieved. The target PSUs that become earned PSUs during the performance period will be determined in accordance with the following table:
Return on Assets at Performance Period End Date	Percentage of Target PSUs Earned
Less than 9.6%	0%
9.6%	50%
12%	100%
14.4%	175%
All PSUs granted in 2018 did not achieve the performance-based vesting conditions and were forfeited. Also, during 2020, the Company revised the estimates for the PSUs granted in 2019, which are not expected to achieve the performance-based vesting conditions.
During 2020 and 2021, the Company approved grants of PSUs that are subject to both performance-based and service-based vesting provisions related to (i) return on asset performance (“ROA”) in comparison to thirteen peer companies and (ii) Adjusted Free Cash Flow (“FCF”) performance percentage. The number of shares of Class A Common Stock issued to a recipient upon vesting of the PSUs will be calculated based on ROA and FCF performance over the applicable period from either January 1, 2020 through

December 31, 2022 or January 1, 2021 through December 31, 2023. During the Current Period, the Company also approved grants of PSUs subject to both performance-based and service-based vesting conditions based on adjusted earnings before taxes and depreciation (“Adjusted EBITDA”) as defined in the agreement.
The target number of shares of Class A Common Stock subject to each PSU granted in 2020 and 2021 is one; however, based on the achievement of performance criteria, the number of shares of Class A Common Stock that may be received in settlement of each PSU can range from zero to 1.75 times the target number. The PSUs become earned at the end of the performance period after the attainment of the performance level has been certified by the compensation committee, which will be no later than June 30, 2023 for the 2020 PSU grants and June 30, 2024 for the 2021 PSU grants, assuming the applicable minimum performance metrics are achieved.
The target PSUs granted in 2020 that become earned connected with the ROA in comparison to other companies will be determined based on the Company’s Average Return on Assets (as defined in the applicable PSU agreement) relative to the Average Return on Assets of the peer companies (as defined in the applicable PSU agreement) in accordance with the following table, but only if the Company’s Average Return on Assets is equal to or greater than 5% during the performance period. The target PSUs granted in 2021 removed the 5% minimum ROA for the Company and added that the Company must have a positive Total Shareholder Return (as defined in the applicable PSU agreement) over the performance period. As a result of this market condition being added, the 2021 PSUs will be valued each reporting period utilizing a Black-Scholes model.
Ranking Among Peer Group	Percentage of Target Amount Earned
Outside of Top 10	0%
Top 10	50%
Top 7	100%
Top 3	175%
The target PSUs that become earned in connection with the adjusted FCF performance percentage will be determined (as defined in the applicable PSU agreement) in accordance with the following table:
Adjusted FCF Performance Percentage	Percentage of Target Amount Earned
Less than 70%	0%
70%	50%
100%	100%
130%	175%
The target PSUs granted in 2021 connected with Adjusted EBITDA can only vest at 100% if the minimum Adjusted EBITDA threshold is met. Failure to meet this threshold would result in 0% vesting.
The fair value on the date the PSUs were granted during 2021, 2020, and 2019 was $4.7 million, $4.4 million, $7.0 million, respectively. Compensation expense related to the PSUs is determined by multiplying the number of shares of Class A Common Stock underlying such awards that, based on the Company’s estimate, are probable to vest by the measurement date (i.e., the last day of each reporting period date) fair value and recognized using the accelerated attribution method. The Company recognized a credit to compensation expense of $0.1 million, compensation expense of $0.2 million and $0.8 million, and a credit to compensation expense of $2.0 million related to the PSUs for the Current Quarter, Prior Quarter, Current Period and Prior Period, respectively.
As of September 30, 2021, the unrecognized compensation cost related to our unvested PSUs is estimated to be $3.0 million and is expected to be recognized over a weighted-average period of 1.9 years. However, this compensation cost will be adjusted as appropriate throughout the applicable performance periods.

The following table summarizes the information about the performance share units outstanding as of September 30, 2021:
Performance Share Units
Nonvested as of December 31, 2020	1,763,909
Target shares granted	689,551
Target shares forfeited	(247,856)
Target shares outstanding as of September 30, 2021	2,205,604
Employee Stock Purchase Plan (ESPP)
The Company has an Employee Stock Purchase Plan (“ESPP”) under which employees that have been continuously employed for at least one year may purchase shares of Class A Common Stock at a discount. The plan provides for four offering periods per year for purchases: December 1 through February 28, March 1 through May 31, June 1 through August 31 and September 1 through November 30. At the end of each offering period, enrolled employees purchase shares of Class A Common Stock at a price equal to 95% of the market value of the stock on the last day of such offering period. The purchases are made at the end of an offering period with funds accumulated through payroll deductions over the course of the offering period. Subject to limitations set forth in the plan and under IRS regulations, eligible employees may elect to contribute a maximum of $15,000 to the plan in a single calendar year. The plan is deemed to be noncompensatory.
The following table summarizes ESPP activity (in thousands, except shares):
For the nine months ended September 30, 2021
Cash received for shares issued	$43
Shares issued	7,787
Share Repurchases
During the Prior Quarter, the Company repurchased 43,923 shares in connection with employee minimum tax withholding requirements.
During the Current Period, the Company repurchased 199,976 shares of Class A Common Stock in connection with employee minimum tax withholding requirements for units vested under the 2016 Plan. All repurchased shares were retired. During the Current Period, the repurchases were accounted for as a decrease to paid-in-capital of $1.2 million and a decrease to Class A Common Stock of approximately $2,000. During the Prior Period, the Company repurchased 1,989,440 shares in the open market and repurchased 210,384 shares in connection with employee minimum tax withholding requirements.
NOTE 11 — FAIR VALUE MEASUREMENT
The Company utilizes fair value measurements to measure assets and liabilities in a business combination, assess impairment and abandonment of property and equipment, intangible assets and goodwill or to measure the value of securities marked to market. Fair value is defined as the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in an orderly transaction between market participants at the measurement date. Further, ASC 820, Fair Value Measurements, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and includes certain disclosure requirements. Fair value estimates are based on either (i) actual market data or (ii) assumptions that other market participants would use in pricing an asset or liability, including estimates of risk.
ASC 820 establishes a three-level valuation hierarchy for the disclosure of fair value measurements. The valuation hierarchy categorizes assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. The three levels are defined as follows:
Level 1 — Unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 — Quoted prices for similar assets or liabilities in non-active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3 — Inputs that are unobservable and significant to the fair value measurement (including the Company’s own assumptions in determining fair value).
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. There were no transfers into, or out of, the three levels of the fair value hierarchy for the nine months ended September 30, 2021 or the year ended December 31, 2020.
The following table presents information about the Company’s assets measured at fair value on a recurring basis as of September 30, 2021:
			Fair Value Measurements Using
	Frequency	Measurement Date	Level 1	Level 2	Level 3	Carrying Value(1)	Impairment
			(in thousands)
Nine months ended September 30, 2021
Investments	Recurring	March 31	$1,546	$—	$—	$1,546	$—
Investments	Recurring	June 30	2,208	—	—	2,208	—
Investments	Recurring	September 30	1,717	—	—	1,717	—

(1)
Amount represents carrying value at the date of assessment.

Other fair value considerations
The carrying values of the Company’s current financial instruments, which include cash and cash equivalents, accounts receivable trade and accounts payable, approximate their fair value as of September 30, 2021 and December 31, 2020, due to the short-term nature of these instruments. The Company did not have any bank debt as of September 30, 2021 or December 31, 2020. The estimated fair values of the Company’s financial instruments are not necessarily indicative of the amounts that would be realized in a current market exchange.
Nonmonetary transaction:   During the Prior Quarter, the Company had a nonmonetary exchange with a customer whereby the customer settled a $1.6 million accounts receivable balance using its restricted common stock, warrants and other privately traded securities. All securities received in the exchange are now publicly traded and free of restrictions. The Company sold a portion of these securities for $0.3 million and recorded a nominal realized gain during the Current Quarter recognized within other income (expense), net on the accompanying consolidated statements of operations. The Company uses the fair value option to account for its remaining investment with the fair value derived from quoted active market pricing of the unrestricted, publicly traded equity. The Company chose the fair value option because it represents the period-end value of the securities, which the Company has the ability to sell. The Company recorded a $0.2 million and $1.4 million unrealized loss on the securities during the Current Quarter and Current Period, respectively, based on the value of the equity as of September 30, 2021, recognized within other income (expense), net on the accompanying consolidated statements of operations. The $1.7 million of remaining common stock and related securities was included in prepaid expenses and other current assets on the accompanying consolidated balance sheets as of September 30, 2021.
NOTE 12 — RELATED-PARTY TRANSACTIONS
The Company considers its related parties to be those stockholders who are beneficial owners of more than 5.0% of its common stock, executive officers, members of its board of directors or immediate family members of any of the foregoing persons, an investment in a company that is significantly influenced by another related party, and cost-method and equity-method investees. The Company has entered into a number of transactions with related parties. In accordance with the Company’s related persons transactions policy, the audit committee of the Company’s board of directors regularly reviews these transactions. However, the Company’s results of operations may have been different if these transactions were conducted with non-related parties.
During the Current Quarter, sales to related parties were $0.2 million and purchases from related-party vendors were $1.5 million. These purchases consisted of $1.7 million relating to the rental of certain equipment or other services used in operations and a credit of $0.2 million relating to management, consulting and other services.
During the Prior Quarter, sales to related parties were $0.2 million and purchases from related-party vendors were $0.5 million. These purchases consisted of $0.4 million relating to the rental of certain equipment or other services used in operations, $0.1 million relating to management, consulting and other services.
During the Current Period, sales to related parties were $0.8 million and purchases from related-party vendors were $5.0 million. These purchases consisted of $4.1 million relating to the rental of certain equipment or other services used in operations, $0.7 million relating to management, consulting and other services and $0.2 million related to purchases of property and equipment.
During the Prior Period, sales to related parties were $2.7 million and purchases from related-party vendors were $6.2 million. These purchases consisted of $5.5 million relating to the rental of certain equipment or other services used in operations, $0.3 million relating to purchases of property and equipment, $0.3 million relating to management, consulting and other services and $0.1 million relating to inventory and consumables.
Tax Receivable Agreements
In connection with the Select 144A Offering, the Company entered into two tax receivable agreements (the “Tax Receivable Agreements”) with Legacy Owner Holdco and certain other affiliates of the then holders of SES Holdings LLC Units (each such person and any permitted transferee thereof, a “TRA Holder,” and together, the “TRA Holders”).
The first of the Tax Receivable Agreements, which the Company entered into with Legacy Owner Holdco and Crestview Partners II GP, L.P. (“Crestview GP”), generally provides for the payment by the Company to such TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax that the Company actually realizes (computed using simplifying assumptions to address the impact of state and local taxes) or is deemed to realize in certain circumstances in periods after the Select 144A Offering as a result of, as applicable to each such TRA Holder, (i) certain increases in tax basis that occur as a result of the Company’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder’s SES Holdings LLC Units in connection with the Select 144A Offering or pursuant to the exercise of the Exchange Right or the Company’s Call Right and (ii) imputed interest deemed to be paid by the Company as a result of, and additional tax basis arising from, any payments the Company makes under such Tax Receivable Agreement.
The second of the Tax Receivable Agreements, which the Company entered into with an affiliate of Legacy Owner Holdco and Crestview GP, generally provides for the payment by the Company to such TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax that the Company actually realizes (computed using simplifying assumptions to address the impact of state and local taxes) or is deemed to realize in certain circumstances in periods after the Select 144A Offering as a result of, as applicable to each such TRA Holder, (i) any net operating losses available to the Company as a result of certain reorganization transactions entered into in connection with the Select 144A Offering and (ii) imputed interest deemed to be paid by the Company as a result of any payments the Company makes under such Tax Receivable Agreement.
The Company has not recognized a liability associated with the Tax Receivable Agreements as of September 30, 2021 or December 31, 2020.

NOTE 13 — INCOME TAXES
The Company’s income tax information is presented in the table below. The effective tax rate is different than the 21% standard Federal rate due to net income allocated to noncontrolling interests, state income taxes and valuation allowances.
	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	(in thousands)
Current income tax expense (benefit)	$63	$(157)	$(122)	$(836)
Deferred income tax (benefit) expense	(95)	(44)	(89)	341
Total income tax benefit	$(32)	$(201)	$(211)	$(495)
Effective Tax Rate	0.2%	0.6%	0.3%	0.1%
On March 27, 2020, the CARES Act was enacted. The CARES Act includes, among other things, certain income tax provisions for businesses. The Company recognized an income tax benefit of $0.5 million during the Prior Period, as a result of the net operating loss carryback and interest expense limitation provisions of the CARES Act.
NOTE 14 — NONCONTROLLING INTERESTS
The Company’s noncontrolling interests fall into two categories as follows:
•
Noncontrolling interests attributable to joint ventures formed for water-related services.

•
Noncontrolling interests attributable to holders of Class B Common Stock.

	As of September 30, 2021	As of December 31, 2020
	(in thousands)
Noncontrolling interests attributable to joint ventures formed for water-related services	$1,040	$2,002
Noncontrolling interests attributable to holders of Class B Common Stock	100,061	110,819
Total noncontrolling interests	$101,101	$112,821
During the Current Period, the Company initiated the dissolution of one of its water-related services joint ventures and increased its ownership interest in another joint venture, which, combined, eliminated $0.9 million of noncontrolling interest. During the Prior Period, the Company sold a 50% interest in one of its water-related services joint ventures, which eliminated $0.1 million of noncontrolling interest. Additionally, for all periods presented, there were changes in Select Inc.’s ownership interest in SES Holdings LLC. The effects of the changes in Select Inc.’s ownership interest in SES Holdings LLC are as follows:

	Nine months ended September 30,
	2021	2020
	(in thousands)
Net loss attributable to Select Energy Services, Inc.	$(51,718)	$(320,701)
Transfers from (to) noncontrolling interests:
Increase in additional paid-in capital as a result of issuing shares for a business combination	359	—
Increase in additional paid-in capital as a result of restricted stock issuance, net of forfeitures	1,850	1,891
Increase in additional paid-in capital as a result of issuance of common stock due to vesting of restricted stock units	—	1
Decrease in additional paid-in capital as a result of the repurchase of SES Holdings LLC Units	(19)	(1,416)
Increase in additional paid-in capital as a result of the Employee Stock Purchase Plan shares issued	1	6
Change to equity from net loss attributable to Select Energy Services, Inc. and transfers from noncontrolling interests	$(49,527)	$(320,219)
NOTE 15 — LOSS PER SHARE
Loss per share is based on the amount of loss allocated to the stockholders and the weighted-average number of shares outstanding during the period for each class of common stock. Outstanding options to purchase 2,105,965, 3,536,778, 2,105,965 and 3,536,778 shares of Class A Common Stock are not included in the calculation of diluted weighted-average shares outstanding for the Current Quarter, Prior Quarter, Current Period and Prior Period, respectively, as their effect is antidilutive.
The following tables present the Company’s calculation of basic and diluted loss per share for the Current and Prior Quarter and the Current and Prior Period (dollars in thousands, except share and per share amounts):
	Three months ended September 30, 2021			Three months ended September 30, 2020
	Select Energy Services, Inc.	Class A	Class B	Select Energy Services, Inc.	Class A	Class B
Numerator:
Net loss	$(14,204)			$(36,260)
Net loss attributable to noncontrolling interests	2,160			5,719
Net loss attributable to Select Energy Services, Inc. – basic	$(12,044)	$(12,044)	$—	$(30,541)	$(30,541)	$—
Net loss attributable to Select Energy Services, Inc. – diluted	$(12,044)	$(12,044)	$—	$(30,541)	$(30,541)	$—
Denominator:
Weighted-average shares of common stock outstanding – basic		88,596,736	16,221,101		84,794,286	16,221,101
Weighted-average shares of common stock outstanding – diluted		88,596,736	16,221,101		84,794,286	16,221,101
Loss per share:
Basic		$(0.14)	$—		$(0.36)	$—
Diluted		$(0.14)	$—		$(0.36)	$—

	Nine months ended September 30, 2021			Nine months ended September 30, 2020
	Select Energy Services, Inc.	Class A	Class B	Select Energy Services, Inc.	Class A	Class B
Numerator:
Net loss	$(61,240)			$(380,524)
Net loss attributable to noncontrolling interests	9,522			59,823
Net loss attributable to Select Energy Services, Inc. – basic	$(51,718)	$(51,718)	$—	(320,701)	$(320,701)	$—
Net loss attributable to Select Energy Services, Inc. – diluted	$(51,718)	$(51,718)	$—	$(320,701)	$(320,701)	$—
Denominator:
Weighted-average shares of common stock outstanding – basic		86,290,886	16,221,101		85,276,951	16,221,101
Weighted-average shares of common stock outstanding – diluted		86,290,886	16,221,101		85,276,951	16,221,101
Loss per share:
Basic		$(0.60)	$—		$(3.76)	$—
Diluted		$(0.60)	$—		$(3.76)	$—
NOTE 16 — SEGMENT INFORMATION
Select Inc. is a leading provider of comprehensive water-management and chemical solutions to the oil and gas industry in the U.S. The Company’s services are offered through three reportable segments. Reportable segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the CODM in deciding how to allocate resources and assess performance. The Company’s CODM assesses performance and allocates resources on the basis of the three reportable segments. Corporate and other expenses that do not individually meet the criteria for segment reporting are reported separately as Corporate or Other.
The Company’s CODM assesses performance and allocates resources on the basis of the following three reportable segments:
Water Services — The Water Services segment consists of the Company’s services businesses, including water transfer, flowback and well testing, fluids hauling, water containment and water network automation, primarily serving E&P companies. Additionally, this segment includes the operations of our accommodations and rentals business as well as the Company’s industrial solutions business.
Water Infrastructure — The Water Infrastructure segment consists of the Company’s infrastructure assets, including operations associated with our water sourcing and pipeline infrastructure, our water recycling solutions and infrastructure, and our produced water gathering systems and saltwater disposal wells, primarily serving E&P companies.
Oilfield Chemicals — The Oilfield Chemicals segment provides technical solutions and expertise related to chemical applications in the oil and gas industry. We also have significant capabilities supplying logistics for chemical applications. We develop, manufacture and apply a full suite of chemicals used in hydraulic fracturing, stimulation, cementing, production, pipelines and well completions. Given the breadth of chemicals and application expertise we provide, our customers range from pressure pumpers to major integrated and independent oil and gas producers. This segment also utilizes its chemical experience and lab testing capabilities to customize tailored water treatment solutions designed to optimize the fracturing fluid system in conjunction with the quality of water used in well completions.

Financial information by segment for the Current and Prior Quarter and the Current and Prior Period is as follows:
	For the three months ended September 30, 2021
	Revenue	(Loss) Income before taxes	Depreciation and Amortization	Capital Expenditures
	(in thousands)
Water Services	$113,564	$(1,622)	$13,698	$7,847
Water Infrastructure	36,787	(544)	6,860	8,578
Oilfield Chemicals	55,538	(39)	2,346	2,066
Other	—	(2)	—	378
Eliminations	(1,256)	—	—	—
Loss from operations		(2,207)
Corporate	—	(11,568)	562	—
Interest expense, net	—	(419)	—	—
Other income, net	—	87	—	—
	$204,633	$(14,107)	$23,466	$18,869
	For the three months ended September 30, 2020
	Revenue	Loss before taxes	Depreciation and Amortization	Capital Expenditures
	(in thousands)
Water Services	$54,665	$(18,682)	$14,888	$332
Water Infrastructure	16,255	(4,843)	6,556	149
Oilfield Chemicals	31,064	(2,951)	2,433	1,796
Other	—	(21)	—	1
Eliminations	(742)	—	—	—
Loss from operations		(26,497)
Corporate	—	(7,715)	685	—
Interest expense, net	—	(789)	—	—
Other expense, net	—	(1,460)	—	—
	$101,242	$(36,461)	$24,562	$2,278
	For the nine months ended September 30, 2021
	Revenue	Loss before taxes	Depreciation and Amortization	Capital Expenditures
	(in thousands)
Water Services	$257,511	$(24,834)	$39,091	$10,820
Water Infrastructure	107,922	228	19,561	18,160
Oilfield Chemicals	148,817	(291)	6,920	3,266
Other	—	(18)	—	379
Eliminations	(4,758)	—	—	—
Loss from operations		(24,915)
Corporate	—	(32,277)	1,835	—
Interest expense, net	—	(1,254)	—	—
Other expense, net	—	(2,876)	—	—
	$509,492	$(61,322)	$67,407	$32,625

	For the nine months ended September 30, 2020
	Revenue	Loss before taxes	Depreciation and Amortization	Capital Expenditures
	(in thousands)
Water Services	$260,907	$(237,100)	$47,924	$1,551
Water Infrastructure	89,578	(97,957)	20,608	2,512
Oilfield Chemicals	123,266	(13,063)	7,035	6,300
Other	—	(34)	—	326
Eliminations	(1,985)	—	—	—
Loss from operations		(348,154)
Corporate	—	(24,694)	2,204	—
Interest expense, net	—	(1,633)	—	—
Other expense, net	—	(6,538)	—	—
	$471,766	$(381,019)	$77,771	$10,689
Total assets by segment as of September 30, 2021 and December 31, 2020, is as follows:
	As of September 30, 2021	As of December 31, 2020
	(in thousands)
Water Services	$483,854	$515,856
Water Infrastructure	207,192	204,995
Oilfield Chemicals	169,240	147,612
Other	7,846	6,896
	$868,132	$875,359
NOTE 17 — SUBSEQUENT EVENTS
On October 1, 2021, the Company completed the acquisition of substantially all of the assets of Agua Libre Midstream, LLC (“Agua Libre”) and other water-related assets, operations and assumed liabilities from Basic Energy Services, Inc. (“Basic”) for total consideration of $19.9 million, consisting of $15.2 million in cash, 902,593 shares of the Company’s Class A Common Stock based on the closing price of the Company’s shares of Class A Common Stock of $5.19 per share on September 30, 2021, and certain assumed liabilities. The preliminary acquisition price is subject to standard post-closing working capital adjustments. The assets and operations acquired will be integrated into the Company’s Water Services and Water Infrastructure segments.

Item 2.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this report, as well as the historical consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2020, filed with the Securities and Exchange Commission on February 24, 2021 (our “2020 Form 10-K”). This discussion and analysis contains forward-looking statements based upon our current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors as described under “Cautionary Note Regarding Forward-Looking Statements” and other cautionary statements described under the heading “Risk Factors” included in our 2020 Form 10-K, under the heading “Part II — Item 1A. Risk Factors” in our Quarterly Report on Form 10-Q for the quarters ended March 31, 2021, June 30, 2021, and this Quarterly Report. We assume no obligation to update any of these forward-looking statements.
This discussion relates to the three and nine months ended September 30, 2021 (the “Current Quarter” and the “Current Period”, respectively) and the three and nine months ended September 30, 2020 (the “Prior Quarter” and the “Prior Period”, respectively).
Overview
We are a leading provider of comprehensive water-management and chemical solutions to the oil and gas industry in the United States (“U.S.”). We also develop, manufacture and deliver a full suite of chemical products for use in oil and gas well completion and production operations. As a leader in the water solutions industry, we place the utmost importance on safe, environmentally responsible management of oilfield water throughout the lifecycle of a well. Additionally, we believe that responsibly managing water resources through our operations to help conserve and protect the environment in the communities in which we operate is paramount to our continued success.
Environmental Consciousness
In many regions of the country, there has been growing concern about the volumes of water required for new oil and gas well completions. Working with our customers and local communities, we strive to be an industry leader in the development of cost-effective alternatives to fresh water. Specifically, we offer services that enable our exploration and production (“E&P”) customers to treat and reuse produced water, thereby reducing the demand for fresh water while also reducing the volumes of saltwater that must be disposed by injection. In many areas, we have also acquired sources of non-potable water, such as brackish water or municipal or industrial effluent. Through our expertise in chemical technologies and our FluidMatch™ design solutions, we provide water profiling and fluid assessment services for our customers to support the optimization of their fluid systems, enabling the economic use of these alternative sources. We also work with our E&P customers to reduce the environmental footprint of their operations through the use of temporary hose and permanent pipeline systems, which are supported by extensive monitoring and automation technology solutions that provide safer and more efficient water resource management. These solutions significantly reduce the demand for trucking operations, thereby reducing diesel exhaust emissions, increasing safety and decreasing traffic congestion in nearby communities.
We are one of the few large public oilfield services companies whose primary focus is on the management of water and water logistics in the oil and gas industry. Accordingly, the importance of responsibly managing water resources through both our operations and recycling efforts to help conserve water and protect the environment is paramount to our continued success. We view our unique position as an opportunity to transform water management by leveraging our oilfield chemicals business to develop produced water management solutions that increase our customers’ ability to reuse this produced water and add value to their operations. As for management of water logistics, our Company was founded with a focus on water transfer through temporary and permanent pipeline, which substantially reduces the industry’s use of traditional trucking services for water transfer operations, thereby significantly reducing emissions generated by semi-trucks moving water and reducing the level of truck traffic on the roads in the areas in which we operate. We estimate that we eliminate over 3,800 truckloads that would have been necessary to deliver water during a single well completion job using our temporary and permanent pipeline. In 2020 alone, we estimate Select Inc. reduced CO2 emissions by more than 48,000 metric tons by displacing 1.6 million truckloads from the roads. We also work diligently to implement “green” initiatives when possible that reduce our environmental footprint. For example, we continue to reduce emissions through efficiency gains from our investments in automation technology and are deploying specialized flowback and production technology dedicated to capturing and reducing methane emissions on-site. Additionally, we already deploy solar panels on the majority of our automation fleet, and we continue to look for ways to replace diesel with natural gas, electric or solar-powered solutions.
Separate from our water solutions business, our oilfield chemicals business utilizes environmentally conscious chemistry when possible, such as using non-detectable solvents, replacing nonylphenol ethoxylates with alcohol ethoxylates, and replacing crude oil-derived raw materials with cleaner, natural gas derived materials. The chemistries we have developed allow for extended use of produced water and the reuse of produced water without the need for extensive reconditioning measures. We have made significant changes in our operations to improve our water management and chemical solutions to support environmental protection, and while we are proud of what we have accomplished, we are constantly striving to improve in these areas. We regularly interact with local, state, and federal governments in order to promote compliance with applicable laws and regulations, and we aim to develop partnerships with officials to enhance the responsible use of natural resources as unconventional oil and gas development matures.
We have surveyed our raw materials vendors to understand the status of environmental, social and corporate governance (“ESG”) compliance within their organizations. We prioritize partnering with vendors that have fully implemented or are in the process of implementing an accredited ESG program. With respect to raw materials vendors that do not have an ESG program in place, we are working with them to promote the development of such a program.
Recent Developments
The recent Complete Acquisition strengthened our financial results in the Current Quarter, as well as, we believe, our competitive positioning in the water solutions market. This acquisition expanded our geographic footprint, most notably into the Powder River Basin, provided access to additional customer relationships and employee expertise, and opportunities to expand our growing water recycling business into new areas.
Subsequent to the end of the quarter, we acquired substantially all of the assets of Agua Libre, as well as Basic Energy Services Inc.’s U.S. water-related logistics assets outside the state of California. We believe, but cannot be certain, that the benefits of this acquisition will be accretive to our financial results.
The ongoing effects of the COVID-19 pandemic on our operations have had a material negative impact on our financial results. While we have seen economic recovery and higher oil prices through the Current Period, such negative impact may continue well beyond the containment of the pandemic until global GDP levels, associated oil demand and resulting oilfield activity all fully rebound. While we have seen activity improve considerably since the low point experienced in 2020, there remains uncertainty, but global inventories have rapidly normalized with continued demand growth. Even with this recent recovery however, we cannot provide assurance that our assumptions used to estimate our future financial results will be correct given the unpredictable nature of the current market environment after the recent elevated volatility in the demand for oil and demand for our services. As a consequence, our ability to accurately forecast our activity and profitability is uncertain.
The magnitude and ultimate duration of the COVID-19 pandemic is also uncertain. Therefore, we cannot estimate its impact on our business, financial condition or near- or longer-term financial or operational results with certainty. In this environment, the Company has planned for a range of scenarios and has taken a number of actions to decrease operating and capital expenses, and defer other expenses in accordance with the provisions of the CARES Act. To protect our workforce during the COVID-19 pandemic, we have taken steps to support our people who are affected by the virus, manage work-from-home scheduling as appropriate, limit on-site visitors, and monitor and consistently communicate with those who are required to be at a work location, while also providing these employees with additional personal protective equipment.

Based on our current cash and cash equivalents balance, operating cash flow, available borrowings under our Credit Agreement and the ongoing actions discussed above, we believe that we will be able to maintain sufficient liquidity to satisfy our obligations and remain in compliance with our existing debt covenants through the next twelve months, prior to giving effect to any future financing that may occur.
As a result of reduced oil inventories driven by economic recovery and oil demand growth in much of the world, oil and gas prices improved notably in the Current Quarter. During the Current Quarter, the average spot price of West Texas Intermediate crude oil was $70.62 versus an average price of $40.89 for the Prior Quarter. The average Henry Hub natural gas spot price during the Current Quarter was $4.36 versus an average of $2.00 for the Prior Quarter. These price levels are supportive of our customers’ drilling and completion programs in the major shale basins.
Many of our customers have demonstrated their resolve to manage their capital spending to within budgets and cash flow from operations and increase redemptions of debt and/or returns of capital to investors. Additionally, consolidation among our customers can disrupt our market in the near-term and the resulting demand for our services. Overall however, the financial health of the oil and gas industry and many of our customers specifically, as reflected in debt metrics, recent capital raises, and equity valuations, has greatly improved over the Current Period.
Outside of the macroeconomic challenges, from an operational standpoint, many of the recent trends still apply to ongoing unconventional oil and gas development. For example, while we believe leading-edge lateral lengths and proppant use are plateauing, the average operator continues to catch up to this leading edge. The continued trend towards multi-well pad development, executed within a limited time frame, has increased the overall complexity of well completions, while increasing fracturing efficiency and the use of lower-cost in-basin sand has decreased total costs for our customers. However, we note the continued efficiency gains in the well completions process can limit the days we spend on the wellsite and, therefore, negatively impact the total revenue opportunity for certain of our services utilizing day-rate pricing models.
This multi-well pad development, combined with recent upstream acreage consolidation and the emerging trends around the reuse applications of produced water, particularly in the Permian Basin, however, provides significant opportunity for companies like us that can deliver increasingly complex solutions for our E&P customers across the full completion and production lifecycle of wells.
The trend of increased use of produced water will require additional chemical treatment solutions, and we have a dedicated team of specialists focused every day on developing and deploying innovative water treatment and reuse services for our customers. Our FluidMatch™ design solutions enable our customers to economically use these alternative sources to optimize their fluid systems by providing water profiling and fluid assessment services working towards real time. With our water treatment capabilities, our Well Chemical Services team and our knowledge base within our Oilfield Chemicals segment, we are well-positioned to advance these solutions. This trend also supports more complex “on the fly” solutions that treat, proportion, and blend various streams of water and chemicals at the wellsite. This complexity favors service companies able to provide advanced technology solutions that are able to economically compete with alternative historical solutions. Ultimately, we intend to play an important role in the advancement of water and chemical solutions that are designed to meet the sustainability goals of all stakeholders.
Our water logistics, treatment, and chemical application expertise, in combination with advanced technology solutions, are applicable to other industries beyond oil and gas, and we are working to further commercialize our services in other industrial businesses.
Permian Basin and Rockies Recycling Facility Projects
In the first half of 2021, we were awarded contracts underwriting the construction of three new produced water recycling facilities serving key customers in the Permian Basin, with two located in the Midland Basin and one located in the Delaware Basin. Once completed, these state-of-the-art facilities will allow us to leverage our expertise in fracturing chemistry and fluid optimization and provide customers with sustainable recycling solutions that deliver a consistent water quality standard for use in completion activities, thereby decreasing both fresh water usage and waste disposal. We also signed a multi-year agreement with a large customer in the Rockies with a dedicated pipeline from its property to our water treatment facility. We will receive, treat and recycle water and have the ability to dispose excess water for this customer. The facility will have a throughput capacity to receive and treat 15,000 barrels per day with the ability to upgrade to 30,000 barrels per day. This agreement includes a minimum volume commitment and operations are expected to commence early in the fourth quarter.
In support of this growing Permian water infrastructure network, we also acquired infrastructure from an existing customer with one million barrels of storage capacity and are in the process of upgrading our previously announced Midland Basin produced water recycling facility to meet additional commercial demand from customers adjacent to the facility. We commenced construction on the two new Midland Basin fixed infrastructure produced water recycling facilities during the second quarter of 2021. Both projects are supported by long-term contracts with private operators in the Midland Basin for the purchase and delivery of recycled produced water. Each facility will support the recycling of up to 40,000 barrels of water per day while providing approximately 1.3 million barrels of adjacent recycled water storage capacity. Operations commenced at the end of the Current Quarter for one of the two projects with operations for the other project expected to commence during October 2021.
Additionally, we expanded our previously announced Midland Basin produced water recycling facility serving Martin and Midland Counties, Texas and installed a bi-directional pipeline infrastructure to connect the facility to nearby operators to meet increasing demand from our anchor customer as well as from nearby third-party operators. These upgrades are expected to increase the throughput capacity of the facility by 30% to 65,000 barrels of produced water per day and increase the nearby recycled water storage capacity by 40% to 2.7 million barrels. The new pipeline is capable of transporting approximately 58,000 barrels of water per day to and from the facility. These upgrades were completed and became operational at the end of the Current Quarter, and are expected to be accretive financially given the existing infrastructure already in place.
We also completed construction and commenced operations on a third facility during the Current Quarter, which is a centralized produced water recycling facility for a major integrated operator in the Delaware Basin. This facility is designed to recycle up to 30,000 barrels of produced water per day and will be supported by one million barrels of adjacent recycled water storage capacity.
These projects supplement our sizable existing footprint of water storage, distribution and recycling infrastructure in the Permian Basin and represent our entry with recycling solutions into the Rockies. In aggregate, we expect to spend approximately $9.5 million to construct the three new recycling facilities, to purchase the existing storage infrastructure, and to upgrade the existing produced water treatment facilities in the Midland Basin. Once fully operational, these projects will bring our total centralized produced water recycling capacity in the Permian Basin to approximately 375,000 barrels of water per day, which is supplemented by our mobile recycling technologies and capabilities that are currently supporting nearly 150,000 barrels per day of active produced water recycling projects.
February 2021 Severe Weather
Severe winter weather in February 2021 negatively impacted our Current Period results, equating to approximately one lost week of operations across most of our locations, with extended raw material shortages that impacted our Oilfield Chemicals segment into March. We estimate that this negatively impacted Current Period revenue by an amount ranging from $9 million to $12 million.
Our Segments
Our services are offered through three reportable segments: (i) Water Services; (ii) Water Infrastructure; and (iii) Oilfield Chemicals.
•
Water Services.   The Water Services segment consists of the Company’s services businesses, including water transfer, flowback and well testing, fluids hauling, water containment and water network automation, primarily serving E&P companies. Additionally, this segment includes the operations of our accommodations and rentals business as well as the Company’s industrial solutions business.

•
Water Infrastructure.   The Water Infrastructure segment consists of the Company’s infrastructure assets, including operations associated with our water sourcing and pipeline infrastructure, our water recycling solutions and infrastructure, and our produced water gathering systems and saltwater disposal wells, primarily serving E&P companies.

•
Oilfield Chemicals.   The Oilfield Chemicals segment provides technical solutions and expertise related to chemical applications in the oil and gas industry. We also have significant capabilities supplying logistics for chemical applications. We develop, manufacture and apply a full suite of chemicals used in hydraulic fracturing, stimulation, cementing, production, pipelines and well completions. Given the breadth of chemicals and application expertise we provide, our customers range from pressure pumpers to major integrated and independent oil and gas producers. This segment also utilizes its chemical experience and lab testing capabilities to customize tailored water treatment solutions designed to optimize the fracturing fluid system in conjunction with the quality of water used in well completions.

How We Generate Revenue
We currently generate the majority of our revenue through our water-management services associated with hydraulic fracturing, provided through our Water Services and Water Infrastructure segments. The majority of this revenue is realized through customer agreements with fixed pricing terms and is recognized when delivery of services is provided, generally at our customers’ sites. While we have some long-term pricing arrangements, particularly in our Water Infrastructure segment, most of our water and water-related services are priced based on prevailing market conditions, giving due consideration to the specific requirements of the customer.
We also generate revenue by providing completion, specialty chemicals and production chemicals through our Oilfield Chemicals segment. We invoice the majority of our Oilfield Chemicals customers for services provided based on the quantity of chemicals used or pursuant to short-term contracts as the customers’ needs arise.
Costs of Conducting Our Business
The principal expenses involved in conducting our business are labor costs, vehicle and equipment costs (including depreciation, repair, rental and maintenance and leasing costs), raw materials and water sourcing costs and fuel costs. Our fixed costs are relatively low. Most of the costs of serving our customers are variable, i.e., they are incurred only when we provide water and water-related services, or chemicals and chemical-related services to our customers.
Labor costs associated with our employees and contract labor comprise the largest portion of our costs of doing business. We incurred labor and labor-related costs of $74.2 million, $44.8 million, $191.8 million and $193.0 million for the Current Quarter, Prior Quarter, Current Period and Prior Period, respectively. The majority of our recurring labor costs are variable and are incurred only while we are providing our operational services. We also incur costs to employ personnel to sell and supervise our services and perform maintenance on our assets, which is not directly tied to our level of business activity. Additionally, we incur selling, general and administrative costs for compensation of our administrative personnel at our field sites and in our operational and corporate headquarters, as well as for third-party support, licensing and services.
We incur significant vehicle and equipment costs in connection with the services we provide, including depreciation, repairs and maintenance, rental and leasing costs. We incurred vehicle and equipment costs of $43.0 million, $33.5 million, $113.6 million and $122.4 million for the Current Quarter, Prior Quarter, Current Period and Prior Period, respectively.
We incur variable transportation costs associated with our service lines, predominately fuel and freight. We incurred fuel and freight costs of $15.8 million, $5.9 million, $39.8 million and $28.1 million for the Current Quarter, Prior Quarter, Current Period and Prior Period, respectively. Rising fuel prices impact our transportation costs, which affects the pricing and demand for our services and, therefore, our results of operations.

We incur raw material costs in manufacturing our chemical products, as well as for water that we source for our customers. We incurred raw material costs of $55.3 million, $25.2 million, $145.8 million and $115.3 million for the Current Quarter, Prior Quarter, Current Period and Prior Period, respectively. Rising raw materials prices during the Current Period had a negative impact on our Oilfield Chemicals margins, prior to our expectation of passing these increased costs on to our customers.
How We Evaluate Our Operations
We use a variety of operational and financial metrics to assess our performance. Among other measures, management considers each of the following:
•
Revenue;

•
Gross Profit;

•
Gross Margins;

•
EBITDA; and

•
Adjusted EBITDA.

Revenue
We analyze our revenue and assess our performance by comparing actual monthly revenue to our internal projections and across periods. We also assess incremental changes in revenue compared to incremental changes in direct operating costs, and selling, general and administrative expenses across our reportable segments to identify potential areas for improvement, as well as to determine whether segment performance is meeting management’s expectations.
Gross Profit
To measure our financial performance, we analyze our gross profit, which we define as revenues less direct operating expenses (including depreciation and amortization expenses). We believe gross profit provides insight into profitability and the true operating performance of our assets. We also compare gross profit to prior periods and across segments to identify trends as well as underperforming segments.
Gross Margins
Gross margins provide an important gauge of how effective we are at converting revenue into profits. This metric works in tandem with gross profit to ensure that we do not increase gross profit at the expense of lower margins, nor pursue higher gross margins at the expense of declining gross profits. We track gross margins by segment and service line and compare them across prior periods and across segments and service lines to identify trends as well as underperforming segments.
EBITDA and Adjusted EBITDA
We view EBITDA and Adjusted EBITDA as important indicators of performance. We define EBITDA as net income/(loss), plus interest expense, income taxes, and depreciation and amortization. We define Adjusted EBITDA as EBITDA plus/(minus) loss/(income) from discontinued operations, plus any impairment charges or asset write-offs pursuant to accounting principles generally accepted in the U.S. (“GAAP”), plus non-cash losses on the sale of assets or subsidiaries, nonrecurring compensation expense, non-cash compensation expense, and nonrecurring or unusual expenses or charges, including severance expenses, transaction costs, or facilities-related exit and disposal-related expenditures, plus/(minus) foreign currency losses/(gains) and plus/(minus) losses/(gains) on unconsolidated entities. The adjustments to EBITDA are generally consistent with such adjustments described in our Credit Agreement. See “— Note Regarding Non-GAAP Financial Measures — EBITDA and Adjusted EBITDA” for more information and a reconciliation of EBITDA and Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP.

Factors Affecting the Comparability of Our Results of Operations to Our Historical Results of Operations
Our future results of operations may not be comparable to our historical results of operations for the periods presented, primarily for the reasons described below and those described in “— Recent Developments” above.
Acquisition and Divestiture Activity
As described above, we are continuously evaluating potential investments, particularly in water infrastructure and other water-related services and technology. To the extent we consummate acquisitions, any incremental revenues or expenses from such transactions are not included in our historical results of operations.
Complete Energy Services Acquisition
On July 9, 2021, the Company acquired Complete Energy Services, Inc. (“Complete”), an operating subsidiary of Superior Energy Services, Inc. Our historical financial statements for periods prior to July 9, 2021 do not include the results of operations of Complete.
UltRecovery Acquisition
On August 2, 2021, the Company acquired UltRecovery, a provider of sustainable production enhancement applications focused on existing conventional and unconventional oil and gas wells. Our historical financial statements for periods prior to August 2, 2021 do not include the results of operations of UltRecovery.
Results of Operations
The following tables set forth our results of operations for the periods presented, including revenue by segment.

Current Quarter Compared to the Prior Quarter
	Three months ended September 30,		Change
	2021	2020	Dollars	Percentage
	(in thousands)
Revenue
Water Services	$112,474	$54,516	$57,958	106.3%
Water Infrastructure	36,787	16,165	20,622	127.6%
Oilfield Chemicals	55,372	30,561	24,811	81.2%
Total revenue	204,633	101,242	103,391	102.1%
Costs of revenue
Water Services	94,667	52,861	41,806	79.1%
Water Infrastructure	28,494	12,816	15,678	122.3%
Oilfield Chemicals	49,583	28,558	21,025	73.6%
Other	—	30	(30)	NM
Depreciation and amortization	22,904	23,877	(973)	(4.1)%
Total costs of revenue	195,648	118,142	77,506	65.6%
Gross profit (loss)	8,985	(16,900)	25,885	153.2%
Operating expenses
Selling, general and administrative	22,044	15,955	6,089	38.2%
Depreciation and amortization	562	685	(123)	(18.0)%
Lease abandonment costs	154	672	(518)	NM
Total operating expenses	22,760	17,312	5,448	31.5%
Loss from operations	(13,775)	(34,212)	20,437	59.7%
Other (expense) income
Gain on sales of property and equipment and divestitures, net	315	891	(576)	(64.6)%
Interest expense, net	(419)	(789)	370	(46.9)%
Foreign currency (loss) gain, net	(6)	13	(19)	NM
Other expense, net	(222)	(2,364)	2,142	NM
Loss before income tax benefit	(14,107)	(36,461)	22,354	61.3%
Income tax benefit	32	201	(169)	NM
Equity in losses of unconsolidated entities	(129)	—	(129)	NM
Net loss	$(14,204)	$(36,260)	$22,056	60.8%
Revenue
Our revenue increased $103.4 million, or 102.1%, to $204.6 million for the Current Quarter compared to $101.2 million for the Prior Quarter. This increase was composed of a $58.0 million increase in Water Services revenue, a $20.6 million increase in Water Infrastructure revenue and a $24.8 million increase in Oilfield Chemicals revenue. These increases were driven primarily by higher demand for our services in comparison to the Prior Quarter, which was impacted by a significant reduction in drilling and completions activity following the onset of the COVID-19 pandemic. Included in the increases in Water Services and Water Infrastructure were revenue contributions from Complete, acquired on July 9, 2021. For the Current Quarter, our Water Services, Water Infrastructure and Oilfield Chemicals constituted 55.0%, 18.0% and 27.1%

of our total revenue, respectively, compared to 53.8%, 16.0% and 30.2%, respectively, for the Prior Quarter. The revenue changes by reportable segment are as follows:
Water Services.   Revenue increased $58.0 million, or 106.3%, to $112.5 million for the Current Quarter compared to $54.5 million for the Prior Quarter. The increase was primarily attributable to higher demand for our services in comparison to the Prior Quarter, which was impacted by a significant reduction in drilling and completions activity following the onset of the COVID-19 pandemic. The increase was also impacted by incremental revenue contributed by Complete.
Water Infrastructure.   Revenue increased by $20.6 million, or 127.6%, to $36.8 million for the Current Quarter compared to $16.2 million for the Prior Quarter. The increase was primarily attributable to higher demand for our services in comparison to the Prior Quarter, which was impacted by a significant reduction in drilling and completions activity following the onset of the COVID-19 pandemic. The increase was also modestly impacted by incremental revenue contributed by Complete.
Oilfield Chemicals.   Revenue increased $24.8 million, or 81.2%, to $55.4 million for the Current Quarter compared to $30.6 million for the Prior Quarter. The increase was primarily attributable to higher demand for our services in comparison to the Prior Quarter, which was impacted by a significant reduction in drilling and completions activity following the onset of the COVID-19 pandemic.
Costs of Revenue
Costs of revenue increased $77.5 million, or 65.6%, to $195.6 million for the Current Quarter compared to $118.1 million for the Prior Quarter. The increase was primarily composed of a $41.8 million increase in Water Services costs, a $15.7 million increase in Water Infrastructure costs, and a $21.0 million increase in Oilfield Chemicals costs due to supporting higher revenue producing activity discussed above.
Water Services.   Costs of revenue increased $41.8 million, or 79.1%, to $94.7 million for the Current Quarter compared to $52.9 million for the Prior Quarter. Cost of revenue as a percent of revenue decreased from 97.0% to 84.2% due to a gradual increase in demand for our services after June 30, 2020, which spread fixed costs over a larger revenue base. The Prior Quarter was negatively impacted by a significant reduction in demand for our services following the onset of the COVID-19 pandemic.
Water Infrastructure.   Costs of revenue increased $15.7 million, or 122.3%, to $28.5 million for the Current Quarter compared to $12.8 million for the Prior Quarter. Cost of revenue as a percent of revenue decreased from 79.3% to 77.5% primarily due to a higher relative contribution from high-margin pipeline revenue.
Oilfield Chemicals.   Costs of revenue increased $21.0 million, or 73.6%, to $49.6 million for the Current Quarter compared to $28.6 million for the Prior Quarter. Cost of revenue as a percent of revenue decreased from 93.4% to 89.5% primarily due to a gradual increase in demand for our services after June 30, 2020, which spread fixed costs over a larger revenue base. The Prior Quarter was negatively impacted by a significant reduction in demand for our services following the onset of the COVID-19 pandemic.
Depreciation and Amortization.   Depreciation and amortization expense decreased $1.0 million, or 4.1%, to $22.9 million for the Current Quarter compared to $23.9 million for the Prior Quarter, primarily due to a lower fixed asset base.
Gross Profit (Loss)
Gross profit was $9.0 million for the Current Quarter compared to a gross loss of $16.9 million for the Prior Quarter primarily due to higher revenue in all three segments resulting from increased activity levels. Gross profit increased by $16.2 million, $4.9 million and $3.8 million in our Water Services, Water Infrastructure and Oilfield Chemicals segments, respectively. Also impacting the increase in gross profit was a $1.0 million decrease in depreciation and amortization expense. Gross margin as a percent of revenue was 4.4% and (16.7%) in the Current Quarter and Prior Quarter, respectively.
Selling, General and Administrative Expenses
Selling, general and administrative expenses increased $6.1 million, or 38.2%, to $22.0 million for the Current Quarter compared to $16.0 million for the Prior Quarter. The increase was primarily due to a

$2.4 million contribution from Complete. Excluding Complete, this was also impacted by $2.1 million higher legal and professional services in connection with work on realized and considered transactions, $0.9 million higher wages and associated payroll taxes, $0.5 million higher subscription costs, increases of $0.4 million in travel, meals and entertainment costs, $0.4 million in higher information technology costs, and $1.0 million from a combination of other expenses. This was partially offset by a $1.6 million net decrease in bad debt expense.
Lease Abandonment Costs
Lease abandonment costs were $0.2 million and $0.7 million in the Current Quarter and Prior Quarter, respectively. During the Current Quarter, lease abandonment costs primarily related to expenses associated with facilities previously abandoned. The Prior Quarter costs were primarily due to leases abandoned during the first half of 2020 associated with realignment and combining activity on fewer leased properties.
Net Interest Expense
Net interest expense decreased by $0.4 million, or 46.9%, to $0.4 million for the Current Quarter compared to $0.8 million in the Prior Quarter primarily due to Prior Quarter interest payments related to sales tax audits covering prior years.
Other Expense
Other expense was $0.2 million in the Current Quarter compared to other expense of $2.4 million in the Prior Quarter. During the Current Quarter, other income primarily related to the mark-to-market of equities using the fair value option. During the Prior Quarter, other expenses primarily related to sales tax audits and a legal accrual related to certain acquired subsidiaries.
Net Loss
Net loss decreased by $22.1 million, to a net loss of $14.2 million for the Current Quarter compared to a net loss of $36.3 million for the Prior Quarter, driven primarily by increased revenue due to a gradual increase in demand for our services after June 30, 2020. The Prior Quarter was negatively impacted by a significant reduction in demand for our services following the onset of the COVID-19 pandemic.

Current Period Compared to the Prior Period
	Nine months ended September 30,		Change
	2021	2020	Dollars	Percentage
	(in thousands)
Revenue
Water Services	$253,348	$259,834	$(6,486)	(2.5)%
Water Infrastructure	107,916	89,227	18,689	20.9%
Oilfield Chemicals	148,228	122,705	25,523	20.8%
Total revenue	509,492	471,766	37,726	8.0%
Costs of revenue
Water Services	227,736	235,989	(8,253)	(3.5)%
Water Infrastructure	81,130	74,500	6,630	8.9%
Oilfield Chemicals	132,103	110,996	21,107	19.0%
Other	—	37	(37)	NM
Depreciation and amortization	65,572	75,567	(9,995)	(13.2)%
Total costs of revenue	506,541	497,089	9,452	1.9%
Gross profit (loss)	2,951	(25,323)	28,274	111.7%
Operating expenses
Selling, general and administrative	57,828	58,902	(1,074)	(1.8)%
Depreciation and amortization	1,835	2,204	(369)	(16.7)%
Impairment of goodwill and trademark	—	276,016	(276,016)	NM
Impairment and abandonment of property and equipment	—	7,910	(7,910)	NM
Lease abandonment costs	480	2,493	(2,013)	NM
Total operating expenses	60,143	347,525	(287,382)	NM
Loss from operations	(57,192)	(372,848)	315,656	NM
Other (expense) income
Losses on sales of property and equipment and divestitures, net	(1,921)	(1,727)	(194)	11.2%
Interest expense, net	(1,254)	(1,633)	379	(23.2)%
Foreign currency gain (loss), net	1	(6)	7	NM
Other expense, net	(956)	(4,805)	3,849	NM
Loss before income tax benefit	(61,322)	(381,019)	319,697	NM
Income tax benefit	211	495	(284)	NM
Equity in losses of unconsolidated entities	(129)	—	(129)	NM
Net loss	$(61,240)	$(380,524)	$319,284	NM
Revenue
Our revenue increased $37.7 million, or 8.0%, to $509.5 million for the Current Period compared to $471.8 million for the Prior Period. The increase was composed of a $25.5 million increase in Oilfield Chemicals revenue and an $18.7 million increase in Water Infrastructure revenue, partially offset by a $6.5 million decline in Water Services revenue. For the Current Period, our Water Services, Water

Infrastructure and Oilfield Chemicals constituted 49.7%, 21.2% and 29.1% of our total revenue, respectively, compared to 55.1%, 18.9% and 26.0%, respectively, for the Prior Period. The revenue changes by reportable segment are as follows:
Water Services.   Revenue decreased $6.5 million, or 2.5%, to $253.3 million for the Current Period compared to $259.8 million for the Prior Period. This was primarily due to the comparative decrease in the first quarter of 2021 versus the first quarter of 2020 as the majority of the first quarter of 2020 revenue activity occurred before the onset of the COVID-19 pandemic. Also impacting the comparative decrease was severe weather in the Current Period.
Water Infrastructure.   Revenue increased by $18.7 million, or 20.9%, to $107.9 million for the Current Period compared to $89.2 million for the Prior Period. The increase was primarily attributable to higher demand for our services in comparison to the Prior Period, which was impacted by a significant reduction in drilling and completions activity following the onset of the COVID-19 pandemic. This was partially offset by comparative decreases in the first quarter of 2021 versus the first quarter of 2020 as the majority of the first quarter of 2020 revenue activity occurred before the onset of the COVID-19 pandemic. Also offsetting the comparative increase was severe weather in the Current Period.
Oilfield Chemicals.   Revenue increased $25.5 million, or 20.8%, to $148.2 million for the Current Period compared to $122.7 million for the Prior Period. The increase was primarily attributable to higher demand for our services in comparison to the Prior Period, which was impacted by a significant reduction in drilling and completions activity following the onset of the COVID-19 pandemic. This was partially offset by comparative decreases in the first quarter of 2021 versus the first quarter of 2020 as the majority of the first quarter of 2020 revenue activity occurred before the onset of the COVID-19 pandemic. Also offsetting the comparative increase was severe weather in the Current Period.
Costs of Revenue
Costs of revenue increased $9.5 million, or 1.9%, to $506.5 million for the Current Period compared to $497.1 million for the Prior Period. The increase was primarily due to a $6.6 million increase in Water Infrastructure costs and $21.1 million increase in Oilfield Chemicals costs partially offset by an $8.3 million decline in Water Services costs. Also, depreciation and amortization expense decreased by $10.0 million, primarily due to a lower fixed asset base prior to the Complete Acquisition.
Water Services.   Costs of revenue decreased $8.3 million, or 3.5%, to $227.7 million for the Current Period compared to $236.0 million for the Prior Period. Cost of revenue as a percent of revenue decreased from 90.8% to 89.9% due to a gradual increase in demand for our services after June 30, 2020, which spread fixed costs over a larger revenue base. Additionally, costs of revenue were impacted during the Prior Period by certain nonrecurring severance and yard closure costs totaling $5.6 million.
Water Infrastructure.   Costs of revenue increased $6.6 million, or 8.9%, to $81.1 million for the Current Period compared to $74.5 million for the Prior Period. Cost of revenue as a percent of revenue decreased from 83.5% to 75.2% primarily due to a higher relative contribution from high-margin pipeline revenue as well as a discrete cost in the Prior Period related to a customer bankruptcy. Additionally, costs of revenue were impacted during the Prior Period by certain nonrecurring severance and yard closure costs totaling $0.5 million.
Oilfield Chemicals.   Costs of revenue increased $21.1 million, or 19.0%, to $132.1 million for the Current Period compared to $111.0 million for the Prior Period. Cost of revenue as a percent of revenue decreased from 90.5% to 89.1%. Additionally, costs of revenue were impacted during the Prior Period by inventory adjustments and reserve additions of $0.6 million, nonrecurring severance costs of $0.6 million, and yard closure and equipment rental return costs of $0.5 million, including costs associated with idling our Tyler manufacturing facility to consolidate production in Midland. Current Period costs were impacted by the severe winter weather in February and rising raw materials costs.
Depreciation and Amortization.   Depreciation and amortization expense decreased $10.0 million, or 13.2%, to $65.6 million for the Current Period compared to $75.6 million for the Prior Period, primarily due to a lower fixed asset base for the majority of the Current Period prior to the Complete Acquisition.

Gross Profit (Loss)
Gross profit was $3.0 million for the Current Period compared to a gross loss of $25.3 million for the Prior Period. Gross profit increased by $1.8 million in our Water Services segment, $12.1 million in our Water Infrastructure segment and $4.4 million in our Oilfield Chemicals segment. Depreciation and amortization expense also decreased by $10.0 million. Gross margin as a percent of revenue was 0.6% and (5.4%) in the Current Period and Prior Period, respectively.
Selling, General and Administrative Expenses
Selling, general and administrative expenses decreased $1.1 million, or 1.8%, to $57.8 million for the Current Period compared to $58.9 million for the Prior Period. The decrease was primarily due to a $6.8 million net decrease in bad debt expense, $2.4 million lower wages and associated payroll taxes, partially offset by a $2.4 million contribution from Complete, a $2.2 million increase in equity-based compensation costs, $1.9 million in higher legal and professional fees in connection with work on realized and considered transactions, and $1.6 million from a combination of other expenses.
Impairment
Goodwill and trademark impairment costs were $276.0 million for the Prior Period. During the Prior Period, all of our goodwill was impaired due to the significant decline in oil prices and the uncertainty associated with the future recovery. We also recorded a $9.1 million partial impairment of our Rockwater trademark.
Impairment and abandonment of property and equipment costs were $7.9 million in the Prior Period. Prior Period impairment costs were comprised of leasehold improvements related to abandoned facilities, abandonment of certain saltwater and freshwater wells and obsolete machinery and equipment.
Lease Abandonment Costs
Lease abandonment costs were $0.5 million and $2.5 million in the Current Period and Prior Period, respectively. During the Current Period, lease abandonment costs primarily related to expenses associated with facilities previously abandoned. The Prior Period costs were primarily due to leases abandoned during the Prior Period associated with realignment and combining activity on fewer leased properties.
Other Expense
Other expense costs were $1.0 million and $4.8 million in the Current Period and Prior Period, respectively. During the Current Period, other expenses primarily related to the mark-to-market of equities using the fair value option. During the Prior Period, other expenses primarily related to a legal accrual and sales tax audits related to certain acquired subsidiaries.
Net Loss
Net loss decreased by $319.3 million, to a net loss of $61.2 million for the Current Period compared to a net loss of $380.5 million for the Prior Period, driven primarily by the $276.0 million in goodwill and trademark impairment costs in the Prior Period, $7.9 million in impairment and abandonment of property and equipment costs in the Prior Period, a decrease in selling, general and administrative costs of $1.1 million and a gradual increase in demand for our services after June 30, 2020.
Comparison of Non-GAAP Financial Measures
We view EBITDA and Adjusted EBITDA as important indicators of performance. We define EBITDA as net income (loss), plus interest expense, income taxes, and depreciation and amortization. We define Adjusted EBITDA as EBITDA plus/(minus) loss/(income) from discontinued operations, plus any impairment charges or asset write-offs pursuant to GAAP, plus non-cash losses on the sale of assets or subsidiaries, nonrecurring compensation expense, non-cash compensation expense, and nonrecurring or unusual expenses or charges, including severance expenses, transaction costs, or facilities-related exit and disposal-related expenditures, plus/(minus) foreign currency losses/(gains) and plus/(minus) losses/(gains) on unconsolidated entities. The adjustments to EBITDA are generally consistent with such adjustments described in our Credit Agreement. See “— Note Regarding Non-GAAP Financial Measures — EBITDA and Adjusted EBITDA” for more information and a reconciliation of EBITDA and Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP.
Our board of directors, management and many investors use EBITDA and Adjusted EBITDA to assess our financial performance because it allows them to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization) and items outside the control of our management team. We present EBITDA and Adjusted EBITDA because we believe they provide useful information regarding the factors and trends affecting our business in addition to measures calculated under GAAP.
Note Regarding Non-GAAP Financial Measures
EBITDA and Adjusted EBITDA
EBITDA and Adjusted EBITDA are not financial measures presented in accordance with GAAP. We believe that the presentation of these non-GAAP financial measures will provide useful information to investors in assessing our financial performance and results of operations. Net income is the GAAP measure most directly comparable to EBITDA and Adjusted EBITDA. Our non-GAAP financial measures should not be considered as alternatives to the most directly comparable GAAP financial measure. Each of these non-GAAP financial measures has important limitations as an analytical tool due to the exclusion of some but not all items that affect the most directly comparable GAAP financial measures. One should not consider EBITDA or Adjusted EBITDA in isolation or as substitutes for an analysis of our results as reported under GAAP. Because EBITDA and Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of these non-GAAP financial measures may not be comparable to similarly titled measures of other companies, thereby diminishing their utility. For further discussion, please see “Item 6. Selected Financial Data” in our 2020 Form 10-K.

The following table sets forth our reconciliation of EBITDA and Adjusted EBITDA to our net loss, which is the most directly comparable GAAP measure for the periods presented:
	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	(in thousands)
Net loss	$(14,204)	$(36,260)	$(61,240)	$(380,524)
Interest expense, net	419	789	1,254	1,633
Income tax benefit	(32)	(201)	(211)	(495)
Depreciation and amortization	23,466	24,562	67,407	77,771
EBITDA	9,649	(11,110)	7,210	(301,615)
Non-cash compensation expenses	2,302	2,242	6,248	4,058
Nonrecurring severance expenses(1)	—	—	3,225	7,168
Non-cash loss on sale of assets or subsidiaries(2)	189	1,400	3,036	6,901
Nonrecurring transaction costs(3)	2,709	527	3,270	3,150
Lease abandonment costs(4)	154	672	480	2,493
Impairment of goodwill and trademark(4)	—	—	—	276,016
Impairment and abandonment of property and equipment(4)	—	—	—	7,910
Yard closure costs related to consolidating operations(4)	—	—	—	2,961
Other nonrecurring charges(3)	—	1,622	—	1,622
Equity in losses of unconsolidated entities	129	—	129	—
Foreign currency loss (gain), net	6	(13)	(1)	6
Adjusted EBITDA	$15,138	$(4,660)	$23,597	$10,670

(1)
For the Current Period, these costs related to severance costs associated with our former CEO. For the Prior Period, these costs related to severance due to the significant adverse change to the demand for the Company’s services in connection with a significant decline in the price of oil.

(2)
For all periods presented, the losses were primarily due to sales of real estate and underutilized or obsolete property and equipment.

(3)
For the Current Quarter and Current Period, these costs were primarily legal-related due diligence costs as well as costs related to certain acquired subsidiaries. For the Prior Quarter and Prior Period, these costs were primarily due to a legal accrual related to certain acquired subsidiaries.

(4)
For the Prior Quarter and Prior Period, these costs were due to the significant adverse change to the demand for the Company’s services in connection with a significant decline in the price of oil.

EBITDA was $9.6 million for the Current Quarter compared to ($11.1) million for the Prior Quarter. The $20.7 million increase in EBITDA was driven primarily by an increase of $24.9 million in gross profit partially offset by a $6.1 million increase in selling, general and administrative costs. Adjusted EBITDA was $15.1 million for the Current Quarter compared to ($4.7) million for the Prior Quarter. The $19.8 million increase is primarily attributable to the items discussed above.
EBITDA was $7.2 million for the Current Period compared to ($301.6) million for the Prior Period. The $308.8 million increase in EBITDA was driven primarily by the $276.0 million in goodwill and trademark impairment costs in the Prior Period, $7.9 million in impairment and abandonment of property and equipment costs in the Prior Period and higher gross profit of $18.3 million. Adjusted EBITDA was $23.6 million for the Current Period compared to $10.7 million for the Prior Period. The $12.9 million increase is primarily attributable to the items discussed above.

Liquidity and Capital Resources
Overview
The impacts of the COVID-19 pandemic on oil prices and the resulting sharp decline in U.S. onshore drilling and completion activity, and the uncertainty about the duration and extent of a recovery, have had a negative impact on our financial results. During 2020, we took and we continue to take actions to manage costs and cash, including but not limited to significantly reducing headcount from pre-COVID-19 pandemic levels, cutting salaries, closing operational yards, reducing capital expenditures, streamlining operational and back-office functions and selling excess equipment. During 2020, we also deferred $6.0 million of payroll tax payments in accordance with the CARES Act, which are required to be fully paid by December 31, 2022.
Our primary sources of liquidity are cash on hand, borrowing capacity under the Credit Agreement and cash flows from operations. Our primary uses of capital have been to fund current operations, maintain our asset base, implement technological advancements, make capital expenditures to support organic growth, fund acquisitions and minority investments, and when appropriate, repurchase shares of Class A Common Stock in the open market. Depending on market conditions and other factors, we may also issue debt and equity securities, in the future, if needed.
As of September 30, 2021, we had no outstanding bank debt and a positive net cash position. We prioritize sustained positive free cash flow and a strong balance sheet, and evaluate potential acquisitions and investments in the context of those priorities, in addition to the economics of the opportunity. We believe this approach provides us with additional flexibility to evaluate larger investments as well as improved resilience in a sustained downturn versus many of our peers.
We intend to finance most of our capital expenditures, contractual obligations and working capital needs with cash on hand, cash generated from operations and borrowings under our Credit Agreement. For a discussion of the Credit Agreement, see “— Credit Agreement” below. Although we cannot provide any assurance, we believe that our current cash balance, operating cash flow and available borrowings under our Credit Agreement will be sufficient to fund our operations for at least the next twelve months.
As of September 30, 2021, cash and cash equivalents totaled $107.4 million, and we had approximately $124.8 million of available borrowing capacity under our Credit Agreement. As of September 30, 2021, the borrowing base under the Credit Agreement was $140.4 million, we had no outstanding borrowings and outstanding letters of credit totaled $15.6 million. As of November 1, 2021, we had no outstanding borrowings, the borrowing base under the Credit Agreement was $144.8 million, the outstanding letters of credit totaled $15.6 million, and the available borrowing capacity under the Credit Agreement was $129.2 million.
Cash Flows
The following table summarizes our cash flows for the periods indicated:
	Nine months ended September 30,		Change
	2021	2020	Dollars	Percentage
	(in thousands)
Net cash (used in) provided by operating activities	$(13,896)	$119,828	$(133,724)	(111.6)%
Net cash used in investing activities	(45,259)	(3,049)	(42,210)	(1384.4)%
Net cash used in financing activities	(2,475)	(10,623)	8,148	76.7%
Subtotal	(61,630)	106,156
Effect of exchange rate changes on cash and cash equivalents	4	14	(10)	NM
Net (decrease) increase in cash and cash equivalents	$(61,626)	$106,170

Analysis of Cash Flow Changes between the Nine Months Ended September 30, 2021 and 2020
Operating Activities.   Net cash used in operating activities was $13.9 million for the Current Period, compared to $119.8 million provided by operating activities in the Prior Period. The $133.7 million decrease is primarily due to $154.8 million lower cash from a non-recurrence of harvesting substantial working capital in the Prior Period, as well as the current timing of collecting receivables connected with increasing revenue and integrating an acquisition in the Current Period.
Investing Activities.   Net cash used in investing activities was $45.3 million for the Current Period, compared to $3.0 million for the Prior Period. The $42.2 million increase in net cash used in investing activities was primarily due to $18.6 million in acquisition costs during the Current Period, a $10.8 million increase in purchases of property and equipment, a $9.4 million decrease in proceeds received from sales of property and equipment and a $3.3 million increase in investments.
Financing Activities.   Net cash used in financing activities was $2.5 million for the Current Period compared to $10.6 million for the Prior Period. The $8.1 million decrease in cash used in financing activities was primarily due to a $9.7 million decrease in repurchases of shares of Class A Common Stock during the Current Period compared to the Prior Period partially offset by a net $1.5 million increase in distributions to noncontrolling interests in water-related services joint ventures.
Credit Agreement
On November 1, 2017, SES Holdings and Select LLC entered into a $300.0 million senior secured revolving credit facility (the “Credit Agreement”), by and among SES Holdings, as parent, Select LLC, as borrower, certain of SES Holdings’ subsidiaries, as guarantors, each of the lenders party thereto and Wells Fargo Bank, N.A., as administrative agent, issuing lender and swingline lender (the “Administrative Agent”). The Credit Agreement has a sublimit of $40.0 million for letters of credit and a sublimit of $30.0 million for swingline loans. The maturity date of the Credit Agreement is the earlier of (a) November 1, 2022, and (b) the termination in whole of the Commitments pursuant to Section 2.1(b) of Article VII of the Credit Agreement. It is our intention to either extend the current Credit Agreement or enter into a new Credit Agreement prior to the termination of the current Credit Agreement.
The Credit Agreement permits extensions of credit up to the lesser of $300.0 million and a borrowing base that is determined by calculating the amount equal to the sum of (i) 85.0% of the Eligible Billed Receivables (as defined in the Credit Agreement), plus (ii) 75.0% of Eligible Unbilled Receivables (as defined in the Credit Agreement), provided that this amount will not equal more than 35.0% of the borrowing base, plus (iii) the lesser of (A) the product of 70.0% multiplied by the value of Eligible Inventory (as defined in the Credit Agreement) at such time and (B) the product of 85.0% multiplied by the Net Recovery Percentage (as defined in the Credit Agreement) identified in the most recent Acceptable Appraisal of Inventory (as defined in the Credit Agreement), multiplied by the value of Eligible Inventory at such time, provided that this amount will not equal more than 30.0% of the borrowing base, minus (iv) the aggregate amount of Reserves (as defined in the Credit Agreement), if any, established by the Administrative Agent from time to time, including, if any, the amount of the Dilution Reserve (as defined in the Credit Agreement). The borrowing base is calculated on a monthly basis pursuant to a borrowing base certificate delivered by Select LLC to the Administrative Agent.
Borrowings under the Credit Agreement bear interest, at Select LLC’s election, at either the (a) one-, two-, three- or six-month LIBOR (“Eurocurrency Rate”) or (b) the greatest of (i) the federal funds rate plus 0.5%, (ii) the one-month Eurocurrency Rate plus 1.0% and (iii) the Administrative Agent’s prime rate (the “Base Rate”), in each case plus an applicable margin, and interest shall be payable monthly in arrears. The applicable margin for Eurocurrency Rate loans ranges from 1.50% to 2.00% and the applicable margin for Base Rate loans ranges from 0.50% to 1.00%, in each case, depending on Select LLC’s average excess availability under the Credit Agreement. During the continuance of a bankruptcy event of default, automatically and during the continuance of any other default, upon the Administrative Agent’s or the required lenders’ election, all outstanding amounts under the Credit Agreement will bear interest at 2.00% plus the otherwise applicable interest rate.
The obligations under the Credit Agreement are guaranteed by SES Holdings and certain subsidiaries of SES Holdings and Select LLC and secured by a security interest in substantially all of the personal property assets of SES Holdings, Select LLC and their domestic subsidiaries.

The Credit Agreement contains certain customary representations and warranties, affirmative and negative covenants and events of default. If an event of default occurs and is continuing, the lenders may declare all amounts outstanding under the Credit Agreement to be immediately due and payable.
In addition, the Credit Agreement restricts SES Holdings’ and Select LLC’s ability to make distributions on, or redeem or repurchase, its equity interests, except for certain distributions, including distributions of cash so long as, both at the time of the distribution and after giving effect to the distribution, no default exists under the Credit Agreement and either (a) excess availability at all times during the preceding 30 consecutive days, on a pro forma basis and after giving effect to such distribution, is not less than the greater of (1) 25.0% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (2) $37.5 million or (b) if SES Holdings’ fixed charge coverage ratio is at least 1.0 to 1.0 on a pro forma basis, and excess availability at all times during the preceding 30 consecutive days, on a pro forma basis and after giving effect to such distribution, is not less than the greater of (1) 20.0% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (2) $30.0 million. Additionally, the Credit Agreement generally permits Select LLC to make distributions to allow Select Inc. to make payments required under the existing Tax Receivable Agreements.
The Credit Agreement also requires SES Holdings to maintain a fixed charge coverage ratio of at least 1.0 to 1.0 at any time availability under the Credit Agreement is less than the greater of (i) 10.0% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (ii) $15.0 million and continuing through and including the first day after such time that availability under the Credit Agreement has equaled or exceeded the greater of (i) 10.0% of the lesser of (A) the maximum revolver amount and (B) the then-effective borrowing base and (ii) $15.0 million for 60 consecutive calendar days.
We were in compliance with all debt covenants as of September 30, 2021.
Contractual Obligations
Our contractual obligations include, among other things, our Credit Agreement and operating leases. Refer to “Note 6 — Leases” in our 2020 Form 10-K for operating lease obligations as of December 31, 2020 and “Note 8 — Debt” in Part I, Item 1 of this Quarterly Report for an update to our Credit Agreement as of September 30, 2021.
Critical Accounting Policies and Estimates
There were no changes to our critical accounting policies from those disclosed in our 2020 Form 10-K.
Recent Accounting Pronouncements
None.
Off-Balance-Sheet Arrangements
As of September 30, 2021, we had no material off-balance-sheet arrangements. As such, we are not exposed to any material financing, liquidity, market or credit risk that could arise if we had engaged in such financing arrangements.
Item 3.
Quantitative and Qualitative Disclosures about Market Risk

The demand, pricing and terms for oilfield services provided by us are largely dependent upon the level of drilling and completion activity in the U.S. oil and gas industry. The level of drilling and completion activity is influenced by numerous factors over which we have no control, including, but not limited to: global health events, including the COVID-19 pandemic; the supply of and demand for oil and gas; current price levels as well as expectations about future prices of oil and gas; the magnitude and timing of capital spending by our customers; the cost of exploring for, developing, producing and delivering oil and gas; the extent to which our E&P customers choose to drill and complete new wells to offset decline from their existing wells; the extent to which our E&P customers choose to invest to grow production; discoveries of new oil and gas reserves; available storage capacity and pipeline and other transportation capacity; weather conditions; domestic and worldwide economic conditions; political instability in oil-producing countries; environmental regulations; technical advances in alternative forms of energy (e.g. wind and solar electricity, electric vehicles) that encourage substitution for or displacement of oil and gas consumption in end-use markets; the price and availability of alternative fuels; the ability of oil and gas producers to raise equity capital and debt financing; merger and acquisition activity and consolidation in our industry, and other factors.
Any combination of these factors that results in sustained low oil and gas prices and, therefore, lower capital spending and / or reduced drilling and completion activity by our customers, would likely have a material adverse effect on our business, financial condition, results of operations and cash flows.
Interest Rate Risk
As of September 30, 2021, we had no outstanding borrowings under our Credit Agreement. As of November 1, 2021, we had no outstanding borrowings and approximately $129.2 million of available borrowing capacity under our Credit Agreement. Interest is calculated under the terms of our Credit Agreement based on our selection, from time to time, of one of the index rates available to us plus an applicable margin that varies based on certain factors. We do not currently have or intend to enter into any derivative arrangements to protect against fluctuations in interest rates applicable to our outstanding indebtedness.
Foreign Currency Exchange Risk
We have been exposed to fluctuations between the U.S. dollar and the Canadian dollar with regard to the activities of our former Canadian subsidiary, which had designated the Canadian dollar as its functional currency. With the divestitures of our Canadian operations, we anticipate minimal future exposure to foreign currency exchange risk.
Item 4.
Controls and Procedures

Disclosure Controls and Procedures
We maintain disclosure controls and procedures that are designed to provide reasonable assurance that the information required to be disclosed by us in our reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.
As required by Rule 13a-15(b) under the Exchange Act, we have evaluated, under the supervision and with the participation of management, including our principal executive officer and principal financial officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Quarterly Report. Based upon that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of September 30, 2021.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act) during the quarter ended September 30, 2021 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II — OTHER INFORMATION
Item 1.
Legal Proceedings

We are not currently a party to any legal proceedings that, if determined adversely against us, individually or in the aggregate, would have a material adverse effect on our financial position, results of operations or cash flows. We are, however, named defendants in certain lawsuits, investigations and claims arising in the ordinary course of conducting our business, including certain environmental claims and employee-related matters, and we expect that we will be named defendants in similar lawsuits, investigations and claims in the future. While the outcome of these lawsuits, investigations and claims cannot be predicted with certainty, we do not expect these matters to have a material adverse impact on our business, results of operations, cash flows or financial condition. We have not assumed any liabilities arising out of these existing lawsuits, investigations and claims.
Item 1A.
Risk Factors

There have been no material changes to the Risk Factors disclosed in the 2020 Form 10-K.
Item 2.
Unregistered Sales of Equity Securities and Use of Proceeds

Issuer Purchases of Equity Securities
During the Current Quarter, we repurchased the shares of Class A Common Stock as shown in the table below. The shares were repurchased to satisfy tax withholding obligations related to restricted stock previously awarded to certain of our current and former employees.
Period	Total Number of Shares Purchased	Weighted-Average Price Paid Per Share
July 1, 2021 to July 31, 2021	—	$—
August 1, 2021 to August 31, 2021	—	$—
September 1, 2021 to September 30, 2021	—	$—
Total	—	$—

Item 3.
Defaults Upon Senior Securities

None.
Item 4.
Mine Safety Disclosures

Not applicable.
Item 5.
Other Information

None.
Item 6.
Exhibits

The following exhibits are filed, furnished or incorporated by reference, as applicable, as part of this report.

Exhibit Number	Description
3.1	Fourth Amended and Restated Certificate of Incorporation of Select Energy Services, Inc. dated as of May 10, 2019 (incorporated by reference herein to Exhibit 3.1 to Select Energy Services, Inc.’s Current Report on Form 8-K, filed May 15, 2019).
3.2	Second Amended and Restated Bylaws of Select Energy Services, Inc. dated as of May 10, 2019 (incorporated by reference herein to Exhibit 3.2 to Select Energy Services, Inc.’s Current Report on Form 8-K, filed May 15, 2019).
*31.1	Certification of Chief Executive Officer required by Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.
*31.2	Certification of Chief Financial Officer required by Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.
**32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
**32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*101	The following financial statements from the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Income, (iv) Consolidated Statements of Changes in Equity, (v) Consolidated Statements of Cash Flow, and (vi) Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*
Filed herewith

**
Furnished herewith

†
Management contract or compensatory plan or arrangement.

SIGNATURE
Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SELECT ENERGY SERVICES, INC.
Date: November 3, 2021	By:	/s/ John D. Schmitz John D. Schmitz Chairman, President and Chief Executive Officer
Date: November 3, 2021	By:	/s/ Nick Swyka Nick Swyka Senior Vice President and Chief Financial Officer

ANNEX K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)
☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from         to
Commission File Number: 001-33816

(A Delaware Corporation)

I.R.S. Employer Identification No. 26-0287117
6720 N. Scottsdale Road, Suite 190, Scottsdale, AZ 85253
Telephone: (602) 903-7802

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 par value	NES	NYSE American
Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐ No ☒
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.  Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer☐	Accelerated filer☐
Non-accelerated filer☒	Smaller reporting company☒
Emerging growth company☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).  Yes ☐ No ☒
As of June 30, 2020, the last business day of the registrant’s most recently completed second fiscal quarter, the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was $3.9 million based on the closing sale price of $2.32 on such date as reported on the NYSE American exchange. Shares held by executive officers, directors and persons owning directly or indirectly more than 10% of the outstanding common stock have been excluded from the preceding number because such persons may be deemed to be affiliates of the registrant. This determination of affiliate status is not necessarily a conclusive determination for any other purposes.
Indicate by check mark whether the registrant has filed all the documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan of confirmation by a court.  Yes ☒ No ☐
The number of shares outstanding of the registrant’s common stock as of February 26, 2021 was 16,002,474.

Documents Incorporated by Reference
Part III of this Annual Report on Form 10-K incorporates by reference information from the Definitive Proxy Statement for the registrant’s 2021 Annual Meeting of Stockholders or a Form 10-K/A to be filed with the Securities and Exchange Commission not later than 120 days after the registrant’s fiscal year ended December 31, 2020.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS
In addition to historical information, this Annual Report on Form 10-K (“Annual Report”) contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the United States Securities Exchange Act of 1934, as amended, or the “Exchange Act.” These statements relate to our expectations for future events and time periods. All statements other than statements of historical fact are statements that could be deemed to be forward-looking statements, including, but not limited to, statements regarding:
•
the impact of the coronavirus disease 2019 (“COVID-19”) pandemic and commodity market disruptions;

•
future financial performance and growth targets or expectations;

•
market and industry trends and developments; and

•
the potential benefits of any financing transactions and any potential benefits from future merger, acquisition, disposition, and restructuring transactions.

You can identify these and other forward-looking statements by the use of words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “might,” “will,” “should,” “would,” “could,” “potential,” “future,” “continue,” “ongoing,” “forecast,” “project,” “target” or similar expressions, and variations or negatives of these words.
These forward-looking statements are based on information available to us as of the date of this Annual Report and our current expectations, forecasts and assumptions, and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date. Future performance cannot be ensured, and actual results may differ materially from those in the forward-looking statements. Some factors that could cause actual results to differ include, among others:
•
the severity, magnitude and duration of the COVID-19 pandemic and commodity market disruptions;

•
changes in commodity prices or general market conditions;

•
fluctuations in consumer trends, pricing pressures, transportation costs, changes in raw material or labor prices or rates related to our business and changing regulations or political developments in the markets in which we operate;

•
risks associated with our indebtedness, including changes to interest rates, decreases in our borrowing availability, our ability to manage our liquidity needs and to comply with covenants under our credit facilities, including as a result of COVID-19 and oil price declines which are discussed further in Segment Operating Results;

•
the loss of one or more of our larger customers;

•
delays in customer payment of outstanding receivables and customer bankruptcies;

•
natural disasters, such as hurricanes, earthquakes and floods, pandemics (including COVID-19), acts of terrorism, or extreme weather conditions, that may impact our business locations, assets, including wells or pipelines, or distribution channels, or which otherwise may disrupt our customers’ operations or the markets we serve;

•
disruptions impacting crude oil and natural gas transportation, processing, refining, and export systems, including vacated easements, environmental impact studies, forced shutdown by governmental agencies, and litigation affecting the Dakota Access Pipeline;

•
bans on drilling and fracking leases and permits on federal land;

•
our ability to attract and retain key executives and qualified employees in strategic areas of our business;

•
our ability to attract and retain a sufficient number of qualified truck drivers;

•
the unfavorable change to credit and payment terms due to changes in industry condition or our financial condition, which could constrain our liquidity and reduce availability under our operating line of credit;

•
higher than forecasted capital expenditures to maintain and repair our fleet of trucks, tanks, pipeline, equipment and disposal wells;

•
our ability to control costs and expenses;

•
changes in customer drilling, completion and production activities, operating methods and capital expenditure plans, including impacts due to low oil and/or natural gas prices, shut-in production, decline in operating drilling rigs, closures or pending closures of third-party pipelines, or the economic or regulatory environment;

•
risks associated with the limited trading volume of our common stock on the NYSE American Stock Exchange, including potential fluctuation in the trading prices of our common stock;

•
risks and uncertainties associated with the outcome of a pending appeal of the order confirming our previously completed plan of reorganization;

•
risks associated with the reliance on third-party analyst and expert market projections and data for the markets in which we operate that is utilized in our business strategy;

•
present and possible future claims, litigation or enforcement actions or investigations;

•
risks associated with changes in industry practices and operational technologies;

•
risks associated with the operation, construction, development and closure of salt water disposal wells, solids and liquids transportation assets, landfills and pipelines, including access to additional locations and rights-of-way, permitting and licensing, environmental remediation obligations, unscheduled delays or inefficiencies and reductions in volume due to micro- and macro-economic factors or the availability of less expensive alternatives;

•
the effects of competition in the markets in which we operate, including the adverse impact of competitive product announcements or new entrants into our markets and transfers of resources by competitors into our markets;

•
changes in economic conditions in the markets in which we operate or in the world generally, including as a result of political uncertainty;

•
reduced demand for our services due to regulatory or other influences related to extraction methods such as hydraulic fracturing, shifts in production among shale areas in which we operate or into shale areas in which we do not currently have operations, and shifts to reuse of water and water sharing in completion activities;

•
the unknown future impact of changes in laws and regulation on waste management and disposal activities, including those impacting the delivery, storage, collection, transportation, and disposal of waste products, as well as the use or reuse of recycled or treated products or byproducts;

•
risks involving developments in environmental or other governmental laws and regulations in the markets in which we operate and our ability to effectively respond to those developments including laws and regulations relating to oil and natural gas extraction businesses, particularly relating to water usage, and the disposal and transportation of liquid and solid wastes; and

•
other risks identified in this Annual Report or referenced from time to time in our filings with the United States Securities and Exchange Commission.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this Annual Report. Except as required by law, we do not undertake any obligation to update or release any revisions to these forward-looking statements to reflect any events or circumstances, whether as a result of new information, future events, changes in assumptions or otherwise, after the date hereof.

NUVERRA ENVIRONMENTAL SOLUTIONS, INC.
PART I
Item 1.   Business
Nuverra Environmental Solutions, Inc. was incorporated in Delaware on May 29, 2007 as “Heckmann Corporation.” On May 16, 2013, we changed our name to Nuverra Environmental Solutions, Inc. When used in this Annual Report, the terms “Nuverra,” the “Company,” “we,” “our,” and “us” refer to Nuverra Environmental Solutions, Inc. and its consolidated subsidiaries, unless otherwise specified.
Overview and Operations
Nuverra provides water logistics and oilfield services to customers focused on the development and ongoing production of oil and natural gas from shale formations in the United States. Our business operations are organized into three geographically distinct divisions: the Rocky Mountain division, the Northeast division and the Southern division. Within each division, we provide water transport services, disposal services, rental and other services associated with the drilling, completion, and ongoing production of shale oil and natural gas.
Rocky Mountain Division
The Rocky Mountain division is our Bakken Shale area business. The Bakken and underlying Three Forks shale formations are the two primary oil producing reservoirs currently being developed in this geographic region, which covers western North Dakota, eastern Montana, northwestern South Dakota and southern Saskatchewan.
We have operations in various locations throughout North Dakota and Montana, including yards in Dickinson, Williston, Watford City, Tioga, Stanley and Beach, North Dakota, as well as Sidney, Montana. Additionally, we operate a financial support office in Minot, North Dakota. As of December 31, 2020, we had 249 employees in the Rocky Mountain division.
Water Transport Services
We manage a fleet of 176 trucks in the Rocky Mountain division that collect and transport flowback water from drilling and completion activities, and produced water from ongoing well production activities, to either our own or third-party disposal wells throughout the region. Additionally, our trucks collect and transport fresh water from water sources to operator locations for use in well completion activities.
In the Rocky Mountain division, we own an inventory of lay flat temporary hose as well as related pumps and associated equipment used to move fresh water from water sources to operator locations for use in completion activities. We employ specially trained field personnel to manage and operate this business. For customers who have secured their own source of fresh water, we provide and operate the lay flat temporary hose equipment to move the fresh water to the drilling and completion location. We may also use third-party sources of fresh water in order to provide the water to customers as a package that includes our water transport service.
Disposal Services
We manage a network of 20 owned and leased salt water disposal wells with current capacity of approximately 82 thousand barrels of water per day, and permitted capacity of 104 thousand barrels of water per day. Our salt water disposal wells in the Rocky Mountain division are operated under the Landtech brand. Additionally, we operate a landfill facility near Watford City, North Dakota that handles the disposal of drill cuttings and other oilfield waste generated from drilling and completion activities in the region. The landfill is located on a 50-acre site with current permitted capacity of more than 1.7 million cubic yards of airspace. We believe that permitted capacity at this site could be expanded up to a total of 5.8 million cubic yards in the future.

Rental and Other Services
We maintain and lease rental equipment to oil and gas operators and others within the Rocky Mountain division. These assets include tanks, loaders, manlifts, light towers, winch trucks and other miscellaneous equipment used in drilling and completion activities. In the Rocky Mountain division, we also provide oilfield labor services, also called “roustabout work,” where our employees move, set-up and maintain the rental equipment for customers, in addition to providing other oilfield labor services.
Northeast Division
The Northeast division is comprised of the Marcellus and Utica Shale areas, both of which are predominantly natural gas producing basins. The Marcellus and Utica Shale areas are located in the northeastern United States, primarily in Pennsylvania, West Virginia, New York and Ohio.
We have operations in various locations throughout Pennsylvania, West Virginia and Ohio, including yards in Masontown and Wheeling, West Virginia, Williamsport and Wellsboro, Pennsylvania, and Cambridge and Cadiz, Ohio. As of December 31, 2020, we had 186 employees in the Northeast division.
Water Transport Services
We manage a fleet of 177 trucks in the Northeast division that collect and transport flowback water from drilling and completion activities, and produced water from ongoing well production activities, to either our own or third-party disposal wells throughout the region, or to other customer locations for reuse in completing other wells. Additionally, our trucks collect and transport fresh water from water sources to operator locations for use in well completion activities.
Disposal Services
We manage a network of 13 owned and leased salt water disposal wells with current and permitted capacity of approximately 22 thousand barrels of water per day in the Northeast division. Our salt water disposal wells in the Northeast division are operated under the Nuverra, Heckmann and Clearwater brands.
Rental and Other Services
We maintain and lease rental equipment to oil and gas operators and others within the Northeast division. These assets include tanks and winch trucks used in drilling and completion activities.
Southern Division
The Southern division is comprised of the Haynesville Shale area, a predominantly natural gas producing basin, which is located across northwestern Louisiana and eastern Texas, and extends into southwestern Arkansas. The Haynesville shale area is the third largest natural gas-producing basin in North America, according to a United States Energy Information Administration report in 2020.
We have operations in various locations throughout eastern Texas and northwestern Louisiana, including a yard in Frierson, Louisiana. Additionally, we operate a corporate support office in Houston, Texas. As of December 31, 2020, we had 62 employees in the Southern division.
Water Transport Services
We manage a fleet of 35 trucks in the Southern division that collect and transport flowback water from drilling and completion activities, and produced water from ongoing well production activities, to either our own or third-party disposal wells throughout the region. Additionally, our trucks collect and transport fresh water to operator locations for use in well completion activities.
In the Southern division, we also own and operate a 60-mile underground twin pipeline network for the collection of produced water for transport to interconnected disposal wells and the delivery of fresh water from water sources to operator locations for use in well completion activities. The pipeline network can currently handle disposal volumes up to approximately 68 thousand barrels per day with 6 disposal wells attached to the pipeline and is scalable up to approximately 106 thousand barrels per day.
Disposal Services
We manage a network of 7 owned and leased salt water disposal wells that are not connected to our pipeline with current capacity of approximately 32 thousand barrels of water per day, and permitted capacity of approximately 100 thousand barrels of water per day in the Southern division.
Rental and Other Services
We maintain and lease rental equipment to oil and gas operators and others within the Southern division. These assets include tanks and winch trucks used in drilling and completion activities.
Business Strategy
Nuverra strives to be a leader in the oilfield services sector by providing value to our customers through an integrated service offering of water management solutions. Our strategy is focused on: (1) reinvesting in our core business in order to drive organic growth and provide a stable revenue stream, (2) optimizing our asset base to capitalize on favorable industry trends, (3) providing high quality, safe and reliable service to our customers, (4) hiring, training and retaining the best employees and (5) applying technology to optimize and streamline logistics and transaction processing.
We try to focus on the produced water sub-sector across our geographies as produced water is generated with or without drilling rig activity. While completion activities tend to fluctuate throughout each industry cycle, produced water volumes typically are more stable.
Through our network of assets strategically located in the Rocky Mountain, Northeast and Southern divisions, we have built a strong reputation in the industry by providing our customers with excellent service quality over many years. Nonetheless, we maintain rigorous focus on the key factors that determine whether our customer will use our services, such as: commitment to health, safety and environment (“HS&E”); service quality, reliability, and flexibility, including regulatory compliance; price; capacity and proximity; and technology. We continue to evolve our service offerings to address the critical value drivers while adapting to the changing water management industry. The ongoing trend of integrated gathering and disposal systems is driving increased use of water pipelines, although not all geographic divisions are able to utilize pipelines in a cost effective manner due to terrain and other limiting factors. Our salt water disposal wells (or “SWDs”) and pipeline are an integral part of our produced water business that provide core assets we can leverage to provide incremental offerings on existing disposal and water midstream projects. We are also evaluating additional service line growth opportunities. As we continue to refine our portfolio and footprint, we may consider opportunistic asset sales to provide additional capital to fund our growth investments.
Market Overview
Nuverra operates in the large and fragmented market for water management. The 2020 market size in the United States (or “U.S.”) for oilfield water management was estimated to be around $23 billion. The primary services in this market estimate include water disposal, water hauling, water treatment, water acquisition, water storage, water flowback and water transport services. Nuverra provides the majority of these services, but does not have a presence in all U.S. geographic markets.
From a geographic perspective, Nuverra remains focused on being the premier service provider in our core areas of the Bakken, Marcellus, Utica and Haynesville basins. We continue to evaluate growth opportunities in other areas. However, we do not plan to enter a market unless we believe we can generate attractive profitability and returns on invested capital. While some basins offer significant levels of water management activity, excess capacity and competition make it difficult to achieve minimum economic thresholds and returns.
A significant part of the Company’s service offering involves trucking operations. As of year end 2020, Nuverra had a fleet of approximately 388 trucks, a decrease from prior years due to a decline in oil and gas drilling activities. The Company is experiencing the same driver shortage challenge that most U.S. trucking companies are facing. Drivers decreased by 22% during 2020 mainly due to market conditions.
Customers
Our customers include major domestic and international oil and natural gas companies, foreign national oil and natural gas companies and independent oil and natural gas production companies. For the year ended December 31, 2020, our three largest customers represented 34% of our total consolidated revenues. The loss of any one of these three customers could have a material adverse effect on the Company.
Competition
Our competition includes small regional service providers, as well as larger companies with operations throughout the continental United States and internationally. Some of our competitors are Select Energy Services, Inc., Key Energy Services, Inc., Basic Energy Services, Inc., NexTier Oilfield Solutions, Inc., Superior Energy Services, Inc., Clean Harbors, Inc., TETRA Technologies, Inc., Stallion Oilfield Services, LLC, Tallgrass Energy, LP, Braun Trucking, Inc., OMNI Energy Services Corp., Myers Trucking Inc., and Tri-State Oil & Gas, Inc.
Health, Safety & Environment
We are committed to excellence in HS&E in our operations, which we believe is a critical characteristic of our business. Our customers in the unconventional shale basins require us to meet high standards on HS&E matters. As a result, we believe that being an environmental solutions company with a national presence and a dedicated focus on environmental solutions is a competitive advantage relative to smaller, regional companies, as well as companies that provide certain environmental services as ancillary offerings.
Seasonality
Certain of our business divisions are impacted by seasonal factors. Generally, our business is negatively impacted during the winter months due to inclement weather, fewer daylight hours and holidays. During periods of heavy snow, ice or rain, we may be unable to move our trucks and equipment between locations, thereby reducing our ability to provide services and generate revenue. In addition, these conditions may impact our customers’ operations, and, as our customers’ drilling and/or hydraulic fracturing activities are curtailed, our services may also be reduced.
Intellectual Property
We operate under numerous trade names and own several trademarks, the most important of which are “Nuverra,” “HWR,” “Power Fuels” and “Heckmann Water Resources.”
Operating Risks
Our operations are subject to hazards inherent in our industry, including accidents and fires that could cause personal injury or loss of life, damage to or destruction of property, equipment and the environment, suspension of operations and litigation, as described in Note 21 of the Notes to the Consolidated Financial Statements herein, associated with these hazards. Because our business involves the transportation of environmentally regulated materials, we may also experience traffic accidents or pipeline breaks that may result in spills, property damage and personal injury. We have implemented a comprehensive HS&E program designed to minimize accidents in the workplace, enhance our safety programs, maintain environmental compliance and improve the efficiency of our operations.
Governmental Regulation, Including Environmental Regulation and Climate Change
Our operations are subject to stringent United States federal, state and local laws and regulations concerning the discharge of materials into the environment or otherwise relating to health and safety or the protection of the environment. Additional laws and regulations, or changes in the interpretations of existing laws and regulations, that affect our business and operations may be adopted, which may in turn impact our financial condition. The following is a summary of the more significant existing HS&E laws and regulations to which our operations are subject.
Hazardous Substances and Waste
The United States Comprehensive Environmental Response, Compensation, and Liability Act, as amended (“CERCLA” or the “Superfund” law), and comparable state laws impose liability without regard to fault or the legality of the original conduct on certain defined persons, including current and prior owners or operators of a site where a release of hazardous substances occurred and entities that disposed or arranged for the disposal of the hazardous substances found at the site. Under CERCLA, these “responsible persons” may be liable for the costs of cleaning up the hazardous substances, for damages to natural resources and for the costs of certain health studies.
In the course of our operations, we occasionally generate materials that are considered “hazardous substances” and, as a result, may incur CERCLA liability for cleanup costs. Also, claims may be filed for personal injury and property damage allegedly caused by the release of hazardous substances or other pollutants. We also generate solid wastes that are subject to the requirements of the United States Resource Conservation and Recovery Act, as amended, or “RCRA,” and comparable state statutes.
Although we use operating and disposal practices that are standard in the industry, hydrocarbons or other wastes may have been released at properties owned or leased by us now or in the past, or at other locations where these hydrocarbons and wastes were taken for disposal. Under CERCLA, RCRA and analogous state laws, we could be required to clean up contaminated property (including contaminated groundwater) or to perform remedial activities to prevent future contamination.
Air Emissions
The Clean Air Act, as amended, or “CAA,” and similar state laws and regulations restrict the emission of air pollutants and also impose various monitoring and reporting requirements. These laws and regulations may require us to obtain approvals or permits for construction, modification or operation of certain projects or facilities and may require use of emission controls.
Global Warming and Climate Change
While we do not believe our operations raise climate change issues different from those generally raised by the commercial use of fossil fuels, legislation or regulatory programs that restrict greenhouse gas emissions in areas where we conduct business or that would require reducing emissions from our truck fleet could increase our costs.
Water Discharges
We operate facilities that are subject to requirements of the United States Clean Water Act, as amended, or “CWA,” and analogous state laws for regulating discharges of pollutants into the waters of the United States and regulating quality standards for surface waters. Among other things, these laws impose restrictions and controls on the discharge of pollutants, including into navigable waters as well as the protection of drinking water sources. Spill prevention, control and counter-measure requirements under the CWA require implementation of measures to help prevent the contamination of navigable waters in the event of a hydrocarbon spill. Other requirements for the prevention of spills are established under the United States Oil Pollution Act of 1990, as amended, or “OPA”, which amended the CWA and applies to owners and operators of vessels, including barges, offshore platforms and certain onshore facilities. Under OPA, regulated parties are strictly liable for oil spills and must establish and maintain evidence of financial responsibility sufficient to cover liabilities related to an oil spill for which such parties could be statutorily responsible.
State Environmental Regulations
Our operations involve the storage, handling, transport and disposal of bulk waste materials, some of which contain oil, contaminants and other regulated substances. Various environmental laws and regulations require prevention, and where necessary, cleanup of spills and leaks of such materials and some of our operations must obtain permits that limit the discharge of materials. Failure to comply with such environmental requirements or permits may result in fines and penalties, remediation orders and revocation of permits. In Texas, we are subject to rules and regulations promulgated by the Texas Railroad Commission (the “RRC”) and the Texas Commission on Environmental Quality, including those designed to protect the environment and monitor compliance with water quality. In Louisiana, we are subject to rules and regulations promulgated by the Louisiana Department of Environmental Quality and the Louisiana Department of Natural Resources as to environmental and water quality issues, and the Louisiana Public Service Commission as to allocation of intrastate routes and territories for waste water transportation. In Pennsylvania, we are subject to the rules and regulations of the Pennsylvania Department of Environmental Protection and the Pennsylvania Public Service Commission. In Ohio, we are subject to the rules and regulations of the Ohio Department of Natural Resources and the Ohio Environmental Protection Agency. In West Virginia, we are subject to the rules and regulations of the West Virginia Department of Environmental Protection and the West Virginia Public Service Commission as to waste water transportation. In North Dakota, we are subject to the rules and regulations of the North Dakota Department of Health, the North Dakota Industrial Commission, Oil and Gas Division, and the North Dakota State Water Commission. In Montana, we are subject to the rules and regulations of the Montana Department of Environmental Quality and the Montana Board of Oil and Gas.
Occupational Safety and Health Act
We are subject to the requirements of the United States Occupational Safety and Health Act, as amended, or “OSHA,” and comparable state laws that regulate the protection of employee health and safety. OSHA’s hazard communication standard requires that information about hazardous materials used or produced in our operations be maintained and provided to employees, state and local government authorities and citizens.
Salt Water Disposal Wells
We operate salt water disposal wells that are subject to the CWA, the Safe Drinking Water Act, or “SDWA,” and state and local laws and regulations, including those established by the Underground Injection Control (“UIC”) Program of the United States Environmental Protection Agency, or “EPA,” which establishes minimum requirements for permitting, testing, monitoring, record keeping and reporting of injection well activities. Our salt water disposal wells are located in Louisiana, Montana, North Dakota, Ohio and Texas. Regulations in many states require us to obtain a permit to operate each of our salt water disposal wells in those states. These regulatory agencies have the general authority to suspend or modify one or more of these permits if continued operation of one of our salt water wells is likely to result in pollution of freshwater, tremors or earthquakes, substantial violation of permit conditions or applicable rules, or leaks to the environment. Any leakage from the subsurface portions of the salt water wells could cause degradation of fresh groundwater resources, potentially resulting in cancellation of operations of a well, issuance of fines and penalties from governmental agencies, incurrence of expenditures for remediation of the affected resource and claims by third parties for property damages and personal injuries.
Transportation Regulations
We conduct interstate motor carrier (trucking) operations that are subject to federal regulation by the Federal Motor Carrier Safety Administration, or “FMCSA,” a unit within the United States Department of Transportation, or “USDOT.” The FMCSA publishes and enforces comprehensive trucking safety regulations, including rules on commercial driver licensing, controlled substance testing, medical and other qualifications for drivers, equipment maintenance, and drivers’ hours of service, referred to as “HOS.” The agency also performs certain functions relating to such matters as motor carrier registration (licensing), insurance, and extension of credit to motor carriers’ customers. Another unit within USDOT publishes and enforces regulations regarding the transportation of hazardous materials, or “hazmat.” The waste water and other water flows we transport by truck are generally not regulated as hazmat at this time.
Our intrastate trucking operations are also subject to various states environmental and waste water transportation regulations discussed under “Environmental Regulations” above. Federal law also allows states to impose insurance and safety requirements on motor carriers conducting intrastate business within their borders, and to collect a variety of taxes and fees on an apportioned basis reflecting miles actually operated within each state.
HOS regulations establish the maximum number of hours that a commercial truck driver may work and are intended to reduce the risk of fatigue and fatigue-related crashes and harm to driver health. Due to the specialized nature of our operations in the oil and gas industry, we qualify for an exception in the federal HOS rules (i.e., the “Oilfield Exemption”). Drivers of most property-carrying commercial motor vehicles have to take at least 34 hours off duty in order to reset their accumulated hours under the 60/70-hour rule, but drivers of property-carrying commercial motor vehicles that are used exclusively to support oil and gas activities can restart with just 24 hours off under the Oilfield Exemption. However, there are other HOS regulations that affect our operations, including the 11-Hour Driving Limit, 14-Hour On Duty Limit, 30-Minute Rest Break, 60/70-Hour Limit On Duty in 7/8 consecutive days. Compliance with these rules directly impacts our operating costs.
Employees
As of December 31, 2020, we had approximately 517 full time employees, of whom 100 were executive, managerial, sales, general, administrative and accounting staff, and 417 were truck drivers, service providers and field workers. We have not experienced, and do not expect, any work stoppages, and believe that we maintain a satisfactory working relationship with our employees.
Available Information
Information that we file with or furnish to the SEC, including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to or exhibits included in these reports, are available free of charge on our website at www.nuverra.com soon after such reports are filed with or furnished to the SEC. From time to time, we also post announcements, updates, events, investor information and presentations on our website in addition to copies of all recent press releases. Our reports, including any exhibits included in such reports, that are filed with or furnished to the SEC are also available on the SEC’s website at www.sec.gov.
Neither the contents of our website nor that maintained by the SEC are incorporated into or otherwise a part of this filing. Further, references to the URLs for these websites are intended to be inactive textual references only.
Item 1A.   Risk Factors
This section describes material risks to our businesses that currently are known to us. You should carefully consider the risks described below. If any of the risks and uncertainties described in the cautionary factors described below actually occur, our business, financial condition and results of operations could be materially and adversely affected. The risks and factors listed below, however, are not exhaustive. Other sections of this Annual Report on Form 10-K include additional factors that could materially and adversely impact our business, financial condition and results of operations. Moreover, we operate in a rapidly changing environment. Other known risks that we currently believe to be immaterial could become material in the future. We also are subject to legal and regulatory changes. New factors emerge from time to time and it is not possible to predict the impact of all these factors on our business, financial condition or results of operations.
Risks Related to Our Company
Our business depends on spending by our customers in the oil and natural gas industry in the United States, and this spending and our business have been, and may in the future be, adversely affected by industry and financial market conditions that are beyond our control. Continued and prolonged reductions in oil and natural gas prices and in the overall level of exploration and development may adversely affect demand and pricing for our services.
We depend on our customers’ willingness to make operating and capital expenditures to explore, develop and produce oil and natural gas in the United States. These expenditures are generally dependent on current oil and natural gas prices and the industry’s view of future oil and natural gas prices, including the industry’s view of future economic growth and the resulting impact on demand for oil and natural gas. A continued and prolonged reduction in the overall level of exploration and development activities, whether resulting from changes in oil and natural gas prices or otherwise, could materially and adversely affect us by negatively impacting utilization, demand for our services and pricing.
Industry conditions are influenced by numerous factors over which we have no control. A substantial and extended decline in oil and natural gas prices could result in significant reductions in our customers’ operating and capital expenditures, which could have a material adverse effect on our financial condition, results of operations and cash flows. Any extended decline could result in diminished demand for oilfield services and downward pressure on the prices customers are willing to pay for services such as ours. There is no guarantee that oil and natural gas prices will remain stable or increase, drilling and completion activities in basins will remain stable or increase, or we will see an increase in the demand for our services.
Our business, results of operations and financial condition have been negatively impacted by the recent COVID-19 pandemic along with an international oil supply conflict, resulting in a significant decline in oil prices, and we expect this situation may continue to have a significant adverse effect on our business, liquidity, reported results and financial condition.
The COVID-19 outbreak emanating from China in December 2019 has impacted various businesses throughout the world. The outbreak was labeled as a global pandemic in March 2020 by the World Health Organization. Governments enacted significant actions to mitigate the public health crisis, including enacting travel restrictions, the extended shutdown of certain non-essential businesses and shelter in place/stay at home orders in many of the impacted geographic regions. Additionally, beginning in early March 2020, the global oil markets were negatively impacted by an oil supply conflict occurring when the Organization of the Petroleum Exporting Countries (“OPEC+”) was initially unable to reach an agreement on production levels for crude oil, at which point Saudi Arabia and Russia initiated efforts to aggressively increase production. The convergence of these events created the unprecedented dual impact of a dramatic decline in the demand for oil coupled with the risk of substantial excess supply. The resulting negative impact to oil prices was significant with the price per barrel of West Texas Intermediate (“WTI”) crude oil plummeting 56% during March 2020. The pandemic precipitated a significant slowdown in the global economy, thereby contributing to a material reduction in consumer demand for oil, dramatically lower oil prices, and as a result, drastically lower customer demand for our services. WTI crude oil prices have risen since May 2020 and ended the year at $48.52. In addition, in January 2021, Saudi Arabia agreed to cut oil production, causing WTI crude oil prices to reach levels not seen since February 2020. Despite the improvement in the crude oil markets, drilling and completion activity remains depressed relative to the levels experienced prior to the onset of the pandemic. Our operations and financial results to date have been negatively impacted by this situation, and this situation has had a significant adverse effect on our business, liquidity, reported results and financial condition for 2020, which may continue into 2021 and beyond.
The adverse impacts we have and may continue to experience include, but are not limited to, disruptions to customer demand for our services; to commodities markets generally; to the availability of fuel, equipment and other materials; to our workforce; to customers’ ability to pay outstanding invoices or to remain solvent; or to our business relationships with subcontractors and other third-parties. Other possible risks to our business include potential limitations on oil and gas production from regulations imposed by states and other jurisdictions, a change in demand for oil and natural gas resulting from fundamental changes in how people work, travel and socialize, or litigation risk and possible loss contingencies from the impact of COVID-19, including commercial contracts, employee matters and insurance arrangements. Any such disruptions could increase our costs or otherwise have a material adverse impact on our business operations, operating results and financial condition.
Additionally, our liquidity will be negatively impacted if oil and natural gas prices do not return to levels that induce our customers to increase their expenditures on activities that drive demand for our services. We may have to draw on amounts available under our operating line of credit and otherwise seek additional forms of financing to meet our financial obligations. Obtaining such financing is not guaranteed, and is largely dependent upon market conditions and other factors. The current environment may make it even more difficult to comply with our covenants and other restrictions in our credit facilities, and a lack of confidence in our industry on the part of the financial markets may result in a lack of access to capital, any of which could lead to reduced liquidity, an event of default, inability to draw on amounts available under our operating line of credit, the possible acceleration of our outstanding debt, the exercise of certain remedies by our lender, or a limited ability or inability to refinance our debt.
The COVID-19 pandemic situation is dynamic, and updates on restrictions on travel and non-essential businesses and shelter in place/stay at home orders are continually evolving. At this point, the extent to which COVID-19 may impact our liquidity, financial condition and results of operations is uncertain as the ultimate severity and duration of the outbreak is unknown. However, this situation has had a significant adverse effect on our business, liquidity, reported results and financial condition for fiscal 2020, and we expect it to continue during fiscal 2021.
We may not be able to successfully execute our growth initiatives, including through future acquisitions and divestitures, and we may not be able to effectively integrate the businesses we do acquire and identify and manage risks inherent in such acquisitions.
Our business strategy may include growth through the acquisitions of other businesses and divestitures of non-core businesses or assets. We may not be able to identify attractive acquisition opportunities or successfully acquire identified targets. In addition, we may not be successful in integrating future acquisitions into our existing operations, which may result in unforeseen operational difficulties or diminished financial performance or require a disproportionate amount of our management’s attention. Even if we are successful in integrating future acquisitions into our existing operations, we may not derive the benefits, such as operational or administrative synergies, that we expected from such acquisitions, which may result in the investment of our capital resources without realizing the expected returns on such investment. We also may not recognize the anticipated benefits of completed dispositions or other divestitures we may pursue in the future. We may evaluate potential divestiture opportunities with respect to portions of our business from time to time that support our growth initiatives, and may determine to proceed with a divestiture opportunity if and when we believe such opportunity is consistent with our business strategy and we would be able to realize value to our stockholders in so doing. If we do not realize the expected strategic, economic or other benefits of any divestiture transaction, it could adversely affect our financial condition and results of operation.
Our operating margins and profitability may be negatively impacted by changes in fuel and energy costs. In addition, due to certain fixed costs, our operating margins and earnings may be sensitive to changes in revenues.
Our business is dependent on availability of fuel for operating our fleet of trucks. Changes and volatility in the price of crude oil can adversely impact the prices for fuel and therefore affect our operating results. The price and supply of fuel is unpredictable and fluctuates based on events beyond our control, including geopolitical developments, supply and demand for oil and natural gas, actions by OPEC+ and other oil and natural gas producers, war and unrest in oil producing countries, regional production patterns, and environmental concerns. Furthermore, our facilities, fleet and personnel subject us to fixed costs, which make our margins and earnings sensitive to changes in revenues. In periods of declining demand, we may be unable to cut costs at a rate sufficient to offset revenue declines, which may put us at a competitive disadvantage to firms with lower or more flexible cost structures, and may result in reduced operating margins and/or higher operating losses. These effects could have a material adverse effect on our financial condition, results of operations and cash flows.
Future charges due to possible impairments of assets may have a material adverse effect on our results of operations and stock price.
As discussed more fully in Note 8 of the Notes to the Consolidated Financial Statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations Impairment of Long-Lived Assets and Impairment of Goodwill” included in Item 7 herein, during the year ended December 31, 2019 we recorded a goodwill impairment charge of $29.5 million leaving no remaining goodwill on the consolidated balance sheet. Additionally, we recorded total impairment charges of $15.6 million, $0.8 million and $4.8 million for long-lived assets and long-lived assets classified as held for sale during the years ended December 31, 2020, 2019, and 2018 respectively, which were included in

“Impairment of long-lived assets” in the consolidated statements of operations. If there is further deterioration in our business operations or prospects, our stock price, the broader economy or our industry, including further declines in oil and natural gas prices, the value of our long-lived assets, or those we may acquire in the future, could decrease significantly and result in additional impairment and financial statement write-offs.
The testing of long-lived assets for impairment requires us to make significant estimates about our future performance and cash flows, as well as other assumptions. These estimates can be affected by numerous factors, including changes in the composition of our reporting units; changes in economic, industry or market conditions; changes in business operations; changes in competition; or potential changes in the share price of our common stock and market capitalization. Changes in these factors, or differences in our actual performance compared with estimates of our future performance, could affect the fair value of long-lived assets, which may result in further impairment charges. We perform the assessment of potential impairment at least annually, or more often if events and circumstances require. Should the value of our long-lived assets become impaired, we would incur additional charges which could have a material adverse effect on our consolidated results of operations and could result in us incurring additional net operating losses in future periods.
Significant capital expenditures are required to conduct our business, and our failure or inability to make sufficient capital investments could significantly harm our business prospects.
The development of our business and services, excluding acquisition activities, requires capital expenditures. During the year ended December 31, 2020, we made gross cash capital expenditures of approximately $3.4 million, including expenditures to extend the useful life and productivity on our fleet of trucks, tanks, equipment and disposal wells. We continue to focus on finding ways to improve the utilization of our existing assets and optimize the allocation of resources in the various shale areas in which we operate. In addition to capital expenditures required to maintain our current level of business activity, we may incur capital expenditures to support future growth of our business. Our capital expenditure program is subject to market conditions, including customer activity levels, commodity prices, industry capacity and specific customer needs. In addition, our credit facilities currently limit the amount of our capital expenditures to $7.5 million annually.
We expect our gross capital spending levels in 2021 to remain generally consistent with 2020. Prolonged reductions or delays in capital expenditures could delay or diminish future cash flows and adversely affect our business and results of operations. Our planned capital expenditures for 2021 are expected to be financed through cash flow from operations, finance leases, borrowings under our operating line of credit, or a combination of the foregoing. Future cash flows from operations are subject to a number of risks and variables, such as the level of drilling activity and oil and natural gas production of our customers, prices of natural gas and oil, and the other risk factors discussed herein. Our ability to obtain capital from other sources, such as the capital markets, is dependent upon many of those same factors as well as the orderly functioning of credit and capital markets. To the extent we fail to have adequate funds, we could be required to further reduce or defer our capital spending, or pursue other funding alternatives which may not be as economically attractive to us, which in turn could have a materially adverse effect on our financial condition, results of operations and cash flows.
The compensation we offer our drivers is subject to market conditions, and we may find it necessary to increase driver compensation and/or modify the benefits provided to our employees in future periods.
Maintaining a staff of qualified truck drivers is critical to the success of our operations. We and other companies in the oil and natural gas industry suffer from a high turnover rate of drivers. The high turnover rate requires us to continually recruit a substantial number of drivers in order to operate existing equipment. If we are unable to continue to attract and retain a sufficient number of qualified drivers, we could be forced to, among other things, increase driver compensation and/or modify our benefit packages, or operate with fewer trucks and face difficulty meeting customer demands, any of which could adversely affect our growth and profitability. Additionally, in anticipation of or in response to geographical and market-related fluctuations in the demand for our services, we strategically relocate our equipment and personnel from one area to another, which may result in operating inefficiencies, increased labor, fuel and other operating costs and could adversely affect our growth and profitability. As a result, our driver and employee training and orientation costs could be negatively impacted. We also utilize the services of independent contractor truck drivers to supplement our trucking capacity in certain shale areas on an as-needed basis. There can be no assurance that we will be able to enter into these types of arrangements on favorable terms, or that there will be sufficient qualified independent contractors available to meet our needs, which could have a material adverse effect on our financial condition, results of operations and cash flows.
We depend on certain key customers for a significant portion of our revenues. The loss of any of these key customers or the loss of any contracted volumes could result in a decline in our business.
We rely on a limited number of customers for a significant portion of our revenues. Our three largest customers represented 34% of our total consolidated revenues for the year ended December 31, 2020 and in total equaled 27% of our consolidated accounts receivable at December 31, 2020. The loss of all, or even a portion, of the revenues from these customers, as a result of competition, market conditions or otherwise, could have a material adverse effect on our business, results of operations, financial condition, and cash flows. A reduction in exploration, development and production activities by key customers due to the current declines in oil and natural gas prices, or otherwise, could have a material adverse effect on our financial condition, results of operations and cash flows.
Customer payment delays of outstanding receivables and customer bankruptcies could have a material adverse effect on our liquidity, consolidated results of operations and consolidated financial condition.
We typically provide credit to our customers for our services, and we are therefore subject to the risk of our customers delaying or failing to pay outstanding invoices. Although we monitor individual customer financial viability in granting such credit arrangements and maintain reserves we believe are adequate to cover exposure for doubtful accounts, in weak economic environments, customers’ delays and failures to pay often increase due to, among other reasons, a reduction in our customers’ cash flow from operations and their access to credit markets. If our customers delay or fail to pay a significant amount of outstanding receivables, it could reduce our availability under our operating line of credit or otherwise have a material adverse effect on our liquidity, financial condition, results of operations and cash flows.
Some of our customers have entered bankruptcy proceedings in the past or are currently under bankruptcy proceedings, and certain of our customers’ businesses face financial challenges that put them at risk of future bankruptcies. Customer bankruptcies could delay or in some cases eliminate our ability to collect accounts receivable that are outstanding at the time the customer enters bankruptcy proceedings. We are also at risk that we may be required to refund amounts collected from a customer during the period immediately prior to that customer’s bankruptcy filing, and the amount we ultimately collect from the customer’s bankruptcy estate may be significantly less. Customer bankruptcies may also reduce our availability under our operating line of credit. Although we maintain reserves for potential customer credit losses, customer bankruptcies could result in unanticipated credit losses. As a result, if one or more of our customers enter bankruptcy proceedings, particularly our larger customers or those to whom we have greater credit exposure, it could have a material adverse impact on our liquidity, operating results and financial condition.
We may be unable to achieve or maintain pricing to our customers at a level sufficient to cover our costs, which would negatively impact our profitability.
We may be unable to charge prices to our customers that are sufficient to cover our costs. Our pricing is subject to highly competitive market conditions, and we may be unable to increase or maintain pricing as market conditions change. Likewise, customers may seek pricing declines more precipitously than our ability to reduce costs. In certain cases, we have entered into fixed price agreements with our customers, which may further limit our ability to raise the prices we charge our customers at a rate sufficient to offset any increases in our costs. Additionally, some customers’ obligations under their agreements with us may be permanently or temporarily reduced upon the occurrence of certain events, some of which are beyond our control, including force majeure events. Force majeure events may include (but are not limited to) events such as revolutions, wars, acts of enemies, embargoes, import or export restrictions, strikes, lockouts, fires, storms, floods, acts of God, explosions, mechanical or physical failures of our equipment or facilities of our customers. If the amounts we are able to charge customers are insufficient to cover our costs, or if any customer suspends, terminates or curtails its business relationship with us, the effects could have a material adverse impact on our financial condition, results of operations and cash flows.
The litigation environment in which we operate poses a significant risk to our businesses.
We are occasionally involved in the ordinary course of business in a number of lawsuits involving employment, commercial, and environmental issues, other claims for injuries and damages, and various shareholder and class action litigation, among other matters. We may experience negative outcomes in such lawsuits in the future. Any such negative outcomes could have a material adverse effect on our business, liquidity, financial condition and results of operations. We evaluate litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we establish reserves and disclose the relevant litigation claims or legal proceedings, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of judgment. Actual outcomes or losses may differ materially from such assessments and estimates. The settlement or resolution of such claims or proceedings may have a material adverse effect on our results of operations. In addition, judges and juries in certain jurisdictions in which we conduct business have demonstrated a willingness to grant large verdicts, including punitive damages, to plaintiffs in personal injury, property damage and other tort cases. We use appropriate means to contest litigation threatened or filed against us, but the litigation environment in these areas poses a significant business risk to us and could cause a significant diversion of management’s time and resources, which could have a material adverse effect on our financial condition, results of operations and cash flows.
The hazards and risks associated with the transport, storage, handling and disposal of our customers’ waste (such as fires, spills, explosions and accidents) may expose us to personal injury claims, property damage claims and/or products liability claims from our employees, customers or third parties. As protection against such claims and operating hazards, we maintain insurance coverage against some, but not all, potential losses. However, we may sustain losses for uninsurable or uninsured risks, or in amounts in excess of existing insurance coverage. As more fully described in Note 21 of the Notes to Consolidated Financial Statements herein, due to the unpredictable nature of personal injury litigation, it is not possible to predict the ultimate outcome of these claims and lawsuits, and we may be held liable for significant personal injury or damage to property or third parties, or other losses, that are not fully covered by our insurance, which could have a material adverse effect on our financial condition, results of operations and cash flows.
We operate in competitive markets, and there can be no certainty that we will maintain our current customers, attract new customers or that our operating margins will not be impacted by competition.
The industries in which our business operates are highly competitive. We compete with numerous local and regional companies of varying sizes and financial resources. Competition intensified during the most recent downturn, and could further intensify in the future. Furthermore, numerous well-established companies are focusing significant resources on providing similar services to those that we provide that will compete with our services. We cannot assure you that we will be able to effectively compete with these other companies or that competitive pressures, including possible downward pressure on the prices we charge for our products and services, will not arise. In addition, any declines in oil and natural gas prices may result in competitors moving resources from higher-cost exploration and production areas to relatively lower-cost exploration and production areas where we are located thereby increasing supply and putting further downward pressure on the prices we can charge for our products and services, including our rental business. In the event that we cannot effectively compete on a continuing basis, or competitive pressures arise, such inability to compete or competitive pressures could have a material adverse effect on our financial condition, results of operations and cash flows.
Our customers’ business depends on crude oil and natural gas transportation, processing, refining, and export systems and disruptions impacting those systems could adversely impact our business.
The price our customers receive for crude oil and natural gas is significantly impacted by the cost, availability, proximity and capacity of gathering, pipeline and rail systems and centralized storage, processing, refining and export facilities. The inadequacy or unavailability of capacity in these systems and facilities could result in the deferral or cancellation of drilling and completion activities, the shut-in of producing wells, the delay or discontinuance of development plans for properties or higher operational costs for our customers. If our customers’ business operations are negatively impacted for these or other reasons, it likely would reduce customer demand for our services and negatively impact our business.
Certain shale basins, including the Bakken shale area in which our Rocky Mountain operating division is located, are particularly susceptible to increases in the cost of product transport and disruptions in transport capacity due to the long distance between the geographic area where production occurs and the locations of centralized storage, processing, refining and export facilities in other parts of the United States. Although additional pipeline infrastructure has generally increased takeaway capacity in the Bakken shale area in recent years, ongoing legal disputes regarding pipeline systems, including the current litigation regarding the Dakota Access Pipeline (“DAPL”) which became commercially operational in 2017, have resulted in periodic shutdowns of significant portions of the basin’s pipeline takeaway capacity. A temporary or permanent closure of the DAPL (which transports approximately 40% of the crude oil that is produced in the Bakken), as a result of the ongoing litigation, new regulatory provisions under the Biden administration or otherwise, would likely have an adverse effect on overall drilling and completion as well as production activity in the Bakken area. Although transport of product from the Bakken shale area historically has also occurred by rail and other means, there can be no assurance that there will be sufficient future takeaway capacity. Any temporary or permanent reduction in pipeline takeaway capacity, including the DAPL, or other constraints or disruptions impacting product transport by rail or other means, could harm our customers’ business operations and, as a result, significantly reduce the demand or pricing for our services in the impacted region. Any such reduction in demand or pricing could have a material adverse effect on our business operations, financial condition, results of operations and cash flows.
Changes to trade regulation, quotas, duties or tariffs, caused by the changing U.S. and geopolitical environments or otherwise, may increase our costs or otherwise adversely affect our business.
The implementation by governmental bodies of tariffs or trade quotas, or changes to certain inter-governmental trade agreements, could, among other things, increase the costs of fuel or equipment used in our business, or negatively impact our customers’ business in a manner that reduces demand for our services. To the extent we incur fuel price increases, we may not be able to recover such increases through pricing increases or fuel price surcharges, which could have an adverse effect on our business.
Any interruption in our services due to pipeline ruptures or spills or necessary maintenance could impair our financial performance and negatively affect our brand.
Our water transport pipelines are susceptible to ruptures and spills, particularly during start up and initial operation, and require ongoing inspection and maintenance. We may experience difficulties in maintaining the operation of our pipelines, which may cause downtime and delays. We also may be required to periodically shut down all or part of our pipelines for regulatory compliance and inspection purposes. Any interruption in our services due to pipeline breakdowns or necessary maintenance, inspection or regulatory compliance could reduce revenues and earnings and result in remediation costs. While we have business interruption insurance coverage for our pipeline which would help mitigate lost revenues and remediation costs should a rupture, spill or other shut-down occur, there can be no assurances as to how much lost revenue or remediation costs our business interruption insurance would cover, if any. Transportation interruptions at our pipelines, even if only temporary, could severely harm our business and reputation, and could have a material adverse effect on our financial condition, results of operations and cash flows.
Our operations are subject to risks inherent in the oil and natural gas industry, some of which are beyond our control. These risks may not be fully covered under our insurance policies.
Our business is subject to risks, many of which are beyond our control. We are self-insured for many of these risks, and our insurance policies may not be adequate to cover all insured losses that we might incur in our operations.
Our operations are subject to operational hazards, including accidents or equipment failures that can cause pollution and other damage to the environment, injuries to persons or property and interruptions in business operations. Pursuant to applicable law, we may be required to remediate the environmental impact of any such accidents or incidents, which may include costs related to site investigation and soil, groundwater and surface water cleanup as well as penalties, damages or other costs of remediation. In addition, hazards inherent in the oil and natural gas industry, such as, but not limited to, accidents, blowouts, fires, explosions, pollution and other damage to the environment, and hydrocarbon spills may delay or halt operations at locations we service.
The occurrence of a significant event or a series of events that together are significant, or adverse claims in excess of the insurance coverage that we maintain or that are not covered by insurance, could have a material adverse effect on our financial condition, results of operations and cash flows. Litigation arising from a catastrophic occurrence at a location where our equipment and services are being used may result in our being named as a defendant in lawsuits asserting large claims.
We self-insure against a significant portion of these liabilities. For losses in excess of our self-insurance limits, we maintain insurance from unaffiliated commercial carriers. However, our insurance may not be adequate to cover all losses or liabilities that we might incur in our operations. We maintain insurance coverage that we believe to be customary in the industry against these hazards. We may not be able to maintain adequate insurance in the future at rates we consider reasonable. In addition, insurance may not be available to cover any or all of the risks to which we are subject, or, even if available, the coverage provided by such insurance may exclude coverage for damages resulting from environmental contamination or otherwise be inadequate, or insurance premiums or other costs could make such insurance prohibitively expensive.
Improvements in or new discoveries of alternative energy technologies or our customers’ operating methodologies could have a material adverse effect on our financial condition and results of operations.
Because our business depends on the level of activity in the oil and natural gas industry, any improvement in or new discoveries of alternative energy technologies (such as wind, solar, geothermal, fuel cells and biofuels) that increase the use of alternative forms of energy and reduce the demand for oil and natural gas could have a material adverse effect on our financial condition, results of operations and cash flows. In addition, technological changes in our customers’ operating methods could decrease the need for management of water and other wellsite environmental services or otherwise affect demand for our services.
We may be adversely affected by seasonal weather conditions, natural disasters, pandemics (including the recent COVID-19 outbreak) and other catastrophic events, and by man-made problems such as terrorism, that could severely disrupt our business operations or reduce customer demand for our services.
Adverse weather conditions (including significant weather events related to climate change), natural disasters, floods, pandemics (including the recent coronavirus outbreak), acts of terrorism and other catastrophic or geopolitical events may cause damage or disruption to our operations, international commerce and the global economy, or could result in market disruption or reduced customer demand for our services, any of which could have an adverse effect on our business, operating results and financial condition.
Areas in which we operate are adversely affected by seasonal weather conditions, primarily in the winter and spring. During periods of heavy snow, ice or rain, our customers may curtail their operations or we may be unable to move our trucks between locations or provide other services, thereby reducing demand for, or our ability to provide services and generate revenues. For example, many municipalities impose weight restrictions on the roads that lead to our customers’ job sites in the spring due to the muddy conditions caused by spring thaws, limiting our access and our ability to provide service in these areas. In addition, the regions in which we operate have in the past been, and may in the future be, affected by natural disasters such as hurricanes, windstorms, floods and tornadoes. In certain areas, our business may be dependent on our customers’ ability to access sufficient water supplies to support their hydraulic fracturing operations. To the extent severe drought conditions or other factors prevent our customers from accessing adequate water supplies, our business could be negatively impacted.
Our financial and operating performance may be affected by the inability to renew landfill operating permits, obtain new landfills and expand existing ones.
We currently own one landfill and our ability to meet our financial and operating objectives may depend, in part, on our ability to acquire, lease, or renew landfill operating permits, expand existing landfills and develop new landfill sites. It has become increasingly difficult and expensive to obtain required permits and approvals to build, operate and expand solid waste management facilities, including landfills. We may not be able to obtain new landfill sites or expand the permitted capacity of our landfills when necessary. In addition, we may be unable to make the contingent consideration payment required upon the issuance of a second special waste disposal permit to expand the current landfill. Any of these circumstances could have a material adverse effect on our financial condition, results of operations and cash flows.
Our ability to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments may be limited. Future changes in ownership could eliminate or limit our use of net operating loss carryforwards.
Our ability to utilize our net operating loss carryforwards to offset future taxable income and to reduce federal and state income tax liabilities is subject to certain requirements, limitations and restrictions, including Internal Revenue Code Section 382 which under certain circumstances may substantially limit our ability to offset future tax liabilities with federal net operating loss carryforwards. If we undergo an ownership change, the net operating loss carryforward limitations would impose an annual limit on the amount of the taxable income that may be offset by our net operating losses generated prior to the ownership change. We have determined that an ownership change occurred on April 15, 2016 as a result of the debt restructuring that occurred during fiscal 2016. In addition, another ownership change occurred on August 7, 2017 as a result of our chapter 11 reorganization. The limitation under Section 382 may result in federal net operating loss carryforwards expiring unused. Subject to the impact of those rules as a result of past or future restructuring transactions, we may be unable to use all or a significant portion of our net operating loss carryforwards to offset future taxable income.
We manage our insurable risks through a combination of third party purchased policies and self-insurance, and we retain a substantial portion of the risk associated with expected losses under these programs, which exposes us to volatility associated with those risks, including the possibility that changes in our assumptions and estimates could have a material adverse effect on our financial condition, results of operations and cash flows.
We maintain high deductible or self-insured retention insurance policies for certain exposures including automobile liability, workers’ compensation, general liability, property damage and certain employee group health insurance plans. We carry policies for certain types of claims to provide excess coverage beyond the underlying policies and per incident deductibles or self-insured retentions. Because many claims against us do not exceed the deductibles under our insurance policies, we are effectively self-insured for a substantial portion of our claims. Given our large deductibles, we retain a substantial portion of the risk associated with expected losses under these programs. We could suffer significant losses in any given year as a result of one or multiple claims exhausting our deductible. Our insurance accruals are based on claims filed and estimates of claims incurred but not reported. The insurance accruals are influenced by our past claims experience factors, which have a limited history, and by published industry development factors. The estimates inherent in these accruals are determined using actuarial methods that are widely used and accepted in the insurance industry. If our insurance claims increase or if costs exceed our estimates of insurance liabilities, we could experience a decline in profitability and liquidity, which would adversely affect our business, financial condition or results of operations. In addition, should there be a loss or adverse judgment or other decision in an area for which we are self-insured, then our business, financial condition, results of operations and liquidity may be adversely affected.
We evaluate our insurance accruals, and the underlying assumptions, regularly throughout the year and make adjustments as needed. While we believe that the recorded amounts are reasonable, there can be no assurance that changes to our estimates will not occur due to limitations inherent in the estimation process. Changes in our assumptions and estimates could have a material adverse effect on our financial condition, results of operations and cash flows.
Concentration of ownership among our Significant Shareholders may prevent new investors from influencing significant corporate decisions and may result in conflicts of interest.
Two shareholder groups (the “Significant Shareholders”) beneficially own approximately 87% of our issued and outstanding common stock and, therefore, have significant control on the outcome of matters submitted to a vote of shareholders, including, but not limited to, electing directors and approving corporate transactions. As a result, the Significant Shareholders are able to exercise significant influence over all matters requiring shareholder approval, including: the election of directors; approval of mergers or a sale of all or substantially all of our assets and other significant corporate transactions; and the amendment of our Certificate of Incorporation and our Bylaws. Circumstances may occur in which the interests of the Significant Shareholders could be in conflict with the interests of other shareholders, and the Significant Shareholders would have substantial influence to cause us to take actions that align with their interests. Should conflicts arise, we can provide no assurance that the Significant Shareholders would act in the best interests of other shareholders or that any conflicts of interest would be resolved in a manner favorable to our other shareholders. In addition, this significant concentration of share ownership may adversely affect the trading price of our common stock because investors often perceive disadvantages in owning common stock in companies with Significant Shareholders.
Risks Related to Our Indebtedness
The amount of our debt and the covenants in the agreements governing our debt could negatively impact our business operations, financial condition, results of operations and business prospects.
As of December 31, 2020, we had approximately $35.0 million of total debt. Our level of indebtedness and the covenants contained in the agreements governing our debt, could have important consequences for our operations, including requiring us to dedicate a substantial portion of our cash flow from operations to required payments on indebtedness, thereby reducing the availability of cash flow for working capital, capital expenditures and other general business activities. Each of our debt instruments contain certain negative covenants that impose specific restrictions on us. These restrictions include, among others, our ability to incur additional debt; operationally prepay, redeem or purchase any indebtedness; pay dividends or make other distributions; make other restricted payments and investments; create liens; transfer collateral; enter into certain merger, consolidation, reorganization, or recapitalization transactions; and merge, consolidate, or transfer or dispose of substantially all of our assets. We are also subject to a limitation on annual capital expenditures and debt service coverage ratio and must maintain a $7 million positive working capital position at all times. There are also a number of affirmative covenants with which we must comply. In addition, our $13 million equipment term loan (the “Equipment Loan”) is subject to all covenants and certifications required by the Main Street Priority Loan Facility (the “MSPLF”) as established by the Board of Governors of the Federal Reserve System under Section 13(3) of the Federal Reserve Act. A breach of any of these negative or affirmative covenants, including those under the MSPLF, could result in a default under our indebtedness. If we default, our lender will no longer be obligated to extend credit to us, and could declare all amounts of outstanding debt, together with accrued interest, to be immediately due and payable. The results of such actions would have a significant impact on our results of operations, financial position and cash flows. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify and could further exacerbate the risks associated with our indebtedness.
Our ability to meet our obligations under our indebtedness depends in part on our earnings and cash flows and those of our subsidiaries and on our ability and the ability of our subsidiaries to pay dividends or advance or repay funds to us.
We conduct all of our operations through our subsidiaries. Consequently, our ability to service our debt is dependent, in large part, upon the earnings from the businesses conducted by our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts to us, whether by dividends, loans, advances or other payments. The ability of our subsidiaries to pay dividends and make other payments to us depends on their earnings, capital requirements and general financial conditions and is restricted by, among other things, applicable corporate and other laws and regulations as well as, in the future, agreements to which our subsidiaries may be a party.
Our borrowings under our credit facilities expose us to interest rate risk.
Our earnings are exposed to interest rate risk associated with borrowings under our credit facilities. Our credit facilities carry a floating interest rate; therefore, as interest rates increase, so will our interest costs, which may have a material adverse effect on our financial condition, results of operations and cash flows. In 2020, the Federal Reserve lowered the interest rates to 1.25% and subsequently to 0.25% in response to the escalating outbreak of the pandemic. However, there can be no assurances that interest rates will not rise in the future.
Certain covenants in our Main Street Priority Loan Facility concerning employee compensation, stock buybacks, and distributions may negatively impact our ability to attract and retain talent and may discourage an acquisition of the Company that could otherwise benefit our shareholders.
Our Equipment Loan is subject to the rules and regulations of the MSPLF. While MSPLF loans have various borrower friendly economic terms, the MSPLF also has long term restrictions on employee compensation, stock buybacks and distributions, which could negatively impact our ability to attract and retain talent and execute an acquisition, sale or other strategic transaction involving the Company. During the term of the MSPLF and for one year thereafter (the “Restricted Period”), employees or officers whose total compensation in 2019 exceeded $425,000 are restricted from receiving an increase in total annual compensation from 2019 levels and severance pay in excess of two times their 2019 compensation. These compensation restrictions may negatively impact our ability to attract, retain and integrate valuable and qualified talent as compared to competitors who are not subject to the MSPLF. In addition, we are restricted from paying dividends, making other capital distributions or repurchasing any equity securities listed on a national securities exchange during the Restricted Period. These restrictions may complicate a transaction to acquire us that would have otherwise involved stock buybacks, post-closing dividends or distributions of cash to shareholders, which may make a sale of the Company significantly more costly and less attractive to a buyer. In addition, the compensation restrictions may make it more difficult for a potential purchaser to retain, incentivize and motivate highly compensated individuals to remain with the Company following an acquisition. Further, the long term restrictions of the MSPLF may affect our ability to carry out an acquisition, sale or other strategic acquisition if the lender were to require our counterpart to contractually assume these restrictions or become a co-borrower or guarantor under the MSPLF.
Risk Factors Related To Our Common Stock
We cannot assure you that an active trading market for our common stock will develop or be maintained, and the market price of our common stock may be volatile, which could cause the value of your investment to decline.
We cannot assure you that an active public market for our common stock will develop or, if it develops, be sustained. We currently have a limited trading volume of our common stock. In the absence of an active public trading market, it may be difficult to liquidate your investment in our common stock. The trading price of our common stock on the NYSE American may fluctuate significantly. Numerous factors, including many over which we have no control, may have a significant impact on the market price of our common stock, including our operating and financial performance and prospects; our ability to repay our debt; investor perceptions of us and the industry and markets in which we operate; future sales, or the availability for sale, of equity or equity-related securities; changes in earnings estimates or buy/sell recommendations by analysts; limited trading volume of our common stock; and general financial, domestic, economic and other market conditions.
Our stock price may be volatile, which could result in substantial losses for investors in our securities, and the trading price of our common stock may not reflect accurately the value of our business.
The stock markets have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In addition, ownership of our common stock is highly concentrated, and there are a limited number of shares available for trading on the NYSE American or any other public market. As a result, reported trading prices for our common stock at any given time may not reflect accurately the underlying economic value of our business at that time. Reported trading prices could be higher or lower than the price a shareholder would be able to receive in a sale transaction, and there can be no assurance that there will be sufficient public trading in our common stock to create a liquid trading market that accurately reflects the underlying economic value of our business.

The resale of shares of our common stock may adversely affect the market price of our common stock.
At the time of our emergence from bankruptcy in 2017, we granted registration rights to certain stockholders. The shares of our outstanding common stock held by these stockholders were registered pursuant to a registration statement filed pursuant to the Securities Act and declared effective by the SEC on May 3, 2018. In addition, on January 3, 2019, an additional 3,220,330 shares were issued to these stockholders pursuant to a rights offering. The shares held by these stockholders constitute approximately 90% of our outstanding common stock as of February 26, 2021, all of which may be sold in the public markets.
The sale of a significant number of shares of our common stock, including shares issuable upon exercise of our warrants, or substantial trading in our common stock or the perception in the market that substantial trading in our common stock will occur, may adversely affect the market price of our common stock. Further, even the perception in the public market that our existing shareholders might sell shares of common stock could depress the market price of the common stock.
If securities analysts do not publish research or reports about our business or if they downgrade our stock, the price of our stock could decline.
The trading market for our shares of common stock could rely in part on the research and reporting that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrades our stock, the price of our stock could decline. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.
We may issue a substantial number of shares of our common stock in the future and shareholders may be adversely affected by the issuance of those shares.
We may raise additional capital by issuing shares of common stock, or other securities convertible into common stock, which will increase the number of shares of common stock outstanding and may result in substantial dilution in the equity interest of our current shareholders and may adversely affect the market price of our common stock. We had 16,002,474 shares outstanding as of February 26, 2021. The issuance, and the resale or potential resale, of shares of our common stock could adversely affect the market price of our common stock and could be dilutive to our shareholders.
Certain of our charter and bylaw provisions, Delaware law, our rights plan, and the substantial ownership of our common stock by a small number of shareholders, could subject us to anti-takeover effects or could have a material negative impact on our business.
Provisions of our certificate of incorporation and bylaws, each as amended and restated, and Delaware law, as well as our rights plan, may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions also could limit the price that investors might be willing to pay in the future for shares of our common stock, deter potential acquirers of our Company, and frustrate or prevent any attempts by our shareholders to replace or remove our management and board of directors “the Board”. These provisions include:
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authorizing the issuance of “blank check” preferred stock without any need for action by shareholders;

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establishing a classified Board, so that only approximately one-third of our directors are elected each year;

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providing our Board with the ability to set the number of directors and to fill vacancies on the board of directors occurring between shareholder meetings;

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providing that directors may only be removed for “cause” and only by the affirmative vote of the holders of at least a majority in voting power of our issued and outstanding capital stock; and

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limiting the ability of our shareholders to call special meetings.

In addition, on December 21, 2020, we adopted a rights agreement to implement a standard “poison pill.” In general terms, for so long as the rights issued under the rights agreement are outstanding, the rights agreement prevents any person or group from acquiring a significant percentage of our outstanding capital stock or attempting a hostile takeover of our Company by significantly diluting the ownership percentage of such person or group. The rights agreement, as amended, expires on December 21, 2021. As a result, the rights agreement has a significant anti-takeover effect.
We are also subject to provisions of the Delaware corporation law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for three years following the date the beneficial owner acquired at least 15% of our stock, unless various conditions are met, such as approval of the transaction by the Board. Together, these charter and statutory provisions could make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock.
The existence of the foregoing provisions and anti-takeover measures, as well as the significant percentage of common stock beneficially owned by our Significant Shareholders, could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our Company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.
Risks Related to Environmental and Other Governmental Regulation
We are subject to United States federal, state and local laws and regulations relating to health, safety, transportation and protection of natural resources and the environment. Under these laws and regulations, we may become liable for significant penalties, damages or costs of remediation. Any changes in laws and regulations could increase our costs of doing business.
Our operations, and those of our customers, are subject to United States federal, state and local laws and regulations relating to health, safety, transportation and protection of natural resources and the environment and worker safety, including those relating to waste management and transportation and disposal of produced water and other materials. For example, we are subject to environmental regulation relating to disposal into injection wells, which can pose some risks of environmental liability, as well as liability for property damage and personal injuries. In addition, federal, state and local laws and regulations could increase costs to our customers and possibly decrease demand for our services. For example, many of our customers have intrastate pipeline operations that are subject to regulation by various agencies of the states in which they are located. If new laws and/or regulations that further regulate intrastate pipelines are adopted in response to equipment failures, spills, negative environmental effects or public sentiment, our customers may face increased costs of compliance, and thus reduce demand for our services.
Our business involves the use, handling, storage, and contracting for recycling or disposal of environmentally sensitive materials. Accordingly, we are subject to health and environmental regulations established by federal, state and local authorities. We also are subject to laws, ordinances and regulations governing the investigation and remediation of contamination at facilities we operate or to which we send hazardous or toxic substances or wastes for recycling or disposal. In particular, CERCLA imposes strict joint and several liability on owners and operators of facilities at, from, or to which a release of hazardous substances has occurred; on parties that generated hazardous substances that were released at such facilities; and on parties that transported or arranged for the transportation of hazardous substances to such facilities. A majority of states have adopted comparable statutes. Under CERCLA or a similar state statute, we could be held liable for all investigative and remedial costs associated with addressing such contamination. Claims alleging personal injury or property damage also could be brought against us based on alleged exposure to hazardous substances resulting from our operations.
Failure to comply with these laws and regulations could result in the assessment of significant administrative, civil or criminal penalties, imposition of cleanup and site restoration costs and liens, revocation of permits and orders to limit or cease certain operations. Additionally, future events, such as the discovery of currently unknown matters, spills caused by future pipeline ruptures, changes in existing environmental laws and regulations or their interpretation, and more vigorous enforcement policies by regulatory agencies, may give rise to expenditures or liabilities, which could impair our operations and could have a material adverse effect on our financial condition, results of operations and cash flows.
Increased regulation of hydraulic fracturing, including regulation of the quantities, sources and methods of water use and disposal, could result in reduction in drilling and completing new oil and natural gas wells or minimize water use or disposal, which could adversely impact the demand for our services.
Demand for our services depends, in large part, on the level of exploration and production of oil and natural gas and the oil and natural gas industry’s willingness to purchase our services. Most of our customer base uses hydraulic fracturing to drill new oil and natural gas wells. Hydraulic fracturing is used to release hydrocarbons, particularly natural gas, from certain geological formations. The process involves the injection of water (typically mixed with significant quantities of sand and small quantities of chemical additives) under pressure into the formation to fracture the surrounding rock and stimulate movement of hydrocarbons through the formation. The process is typically regulated by state oil and natural gas commissions and since 2005 has been exempt from federal regulation under the SDWA, except when the fracturing fluids or propping agents contain diesel fuels.
The EPA has been reviewing the potential environmental impacts of hydraulic fracturing activities. On February 11, 2014, the EPA released a revised UIC program permitting guidance for wells that use diesel fuels during hydraulic fracturing activities to clarify how companies can comply with a 2005 federal law that exempts hydraulic fracturing operations from the UIC permit requirement, except where diesel fuel is used as a fracturing fluid. On July 16, 2015, the EPA’s Inspector General (IG) issued a report entitled “Enhanced EPA Oversight and Action Can Further Protect Water Resources From the Potential Impacts of Hydraulic Fracturing” stating that the EPA should enhance its oversight of permit issuance for hydraulic fracturing by state and develop a plan for responding to concerns about chemicals used in hydraulic fracturing. On May 19, 2014, the EPA issued an Advance Notice of Proposed Rulemaking announcing its intention to develop a rule under the Toxic Substances Control Act (“TSCA”) to require disclosure of chemicals used in hydraulic fracturing. While the EPA’s regulatory agenda previously estimated that the EPA would issue a proposed TSCA rule in June 2018, the agency withdrew the action in March 2018. The EPA’s regulatory agenda stated, however, that the withdrawal does not preclude the EPA from developing a similar action in the future. On October 15, 2012, new EPA regulations under the CAA went into effect that require reductions in certain criteria and hazardous air pollutant emissions from hydraulic fracturing wells. In May 2016, the EPA issued new CAA regulations to reduce methane emissions from oil and gas operations, including hydraulic fracturing. Effective September 14, 2020 the EPA rescinded certain provisions of both the 2012 and 2016 regulations. On January 20, 2021, however, the new federal Administration announced that the EPA would review the rescission pursuant to a newly issued presidential Executive Order.
In June 2016, the EPA finalized regulations under the CWA to prohibit wastewater discharges from hydraulic fracturing and other natural gas production to municipal sewage plants (called publicly owned treatment works (“POTWs”)). The regulations went into effect on August 29, 2016 for most facilities, but the EPA extended the compliance date to August 29, 2019 for facilities that had been lawfully discharging extraction wastewater to POTWs prior to June 28, 2016. In December 2016, the EPA issued a final report entitled “Hydraulic Fracturing for Oil and Gas: Impacts from the Hydraulic Fracturing Water Cycle on Drinking Water Resources in the United States” that concluded that hydraulic fracturing can impact drinking water resources under some circumstances, but stated that the national frequency of impacts on drinking water could not be estimated due to significant data gaps and uncertainties in the available data. In March 2015, the Department of the Interior (“DOI”) issued regulations imposing stringent requirements on hydraulic fracturing wells constructed on federal lands, but the DOI rescinded the regulations in December 2017. On January 20, 2021, however, the new federal Administration announced that the DOI would review the rescission pursuant to a newly issued presidential Executive Order. During the last several sessions of Congress, legislation has been introduced to provide for federal regulation of hydraulic fracturing, including, requiring disclosure of chemicals used in the fracturing process, potentially repealing the SWDA exemption and even banning hydraulic fracturing. Similar legislation may be proposed in the future. If adopted, such legislation would add another level of regulation and permitting at the federal level for wells using hydraulic fracturing and could potentially severely restrict hydraulic fracturing. Full or partial bans on hydraulic fracturing have been enacted in some states, while laws and regulations restricting hydraulic fracturing have been adopted or are being considered in several other states, including certain states in which we operate. In November 2017, the Delaware River Basin Commission issued proposed regulations that would ban “high volume hydraulic fracturing” in certain areas of Pennsylvania, New York, New Jersey and Delaware although those regulations have not yet been finalized. Some local governments have also sought to restrict drilling.
Some regulators have adopted or are considering additional requirements for hydraulic fracturing related to seismic activities. For example, in April 2014, the Ohio Department of Natural Resources issued new guidelines that require companies to install seismic monitors for any horizontal drilling within 3 miles of a known fault or area of seismic activity greater than 2.0 magnitude and allow regulators to halt drilling in the event of an earthquake greater than 1.0 magnitude. In Texas, the RRC amended its existing oil and natural gas disposal well regulations to require applicants for new disposal wells to conduct seismic activity searches utilizing the U.S. Geological Survey to assess whether the RRC should impose limits on existing wells, including a temporary injection ban. Arkansas has prohibited waste-water injection in certain areas of the state due to concerns that hydraulic fracturing may be related to increased earthquake activity. These and other such laws and regulations could delay or curtail production of oil and natural gas by our customers, and thus reduce demand for our services. Additionally, a number of states require disclosure of the fluids used in hydraulic fracturing.
Future United States federal, state or local laws or regulations could significantly restrict, or increase costs associated with hydraulic fracturing and make it more difficult or costly for producers to conduct hydraulic fracturing operations, which could result in a decline in exploration and production. New laws and regulations, new enforcement policies by regulatory agencies and even tort litigation in some states, could also expressly restrict the quantities, sources and methods of water use and disposal in hydraulic fracturing and otherwise increase our costs and our customers’ cost of compliance, which could minimize water use and disposal needs even if other limits on drilling and completing new wells were not imposed. Any decline in exploration and production or any restrictions on water use and disposal could result in a decline in demand for our services and have a material adverse effect on our business, financial condition, results of operations and cash flows.
Delays or restrictions in obtaining permits by our customers for their operations or by us for our operations could impair our business.
In most states, our customers are required to obtain permits from one or more governmental agencies in order to perform drilling and completion activities and we may be required to procure permits for construction and operation of our disposal wells and pipelines. Such permits are typically required by state agencies, but they can be required by federal and local governmental agencies as well. The requirements for such permits vary, but with all governmental permitting processes, there is a degree of uncertainty as to whether a permit will be granted, the time it will take for a permit to be issued, and the conditions that may be imposed by the permit. Delays or restrictions in obtaining salt water disposal well permits could adversely impact our growth, which is dependent in part on new disposal capacity.
Our customers have been affected by moratoriums that have been imposed on the issuance of permits for drilling and completion activities in certain jurisdictions. For example, in December 2014, the State of New York announced a ban on high volume hydraulic fracturing in the state, and the New York legislature made the ban permanent in April 2020. A moratorium has been in place within the Delaware River Basin pending finalization of regulations by the Delaware River Basin Commission that would permanently ban high volume hydraulic fracturing in the Basin. Other states, including California, Texas, Arkansas, Pennsylvania, Wyoming and Colorado, have enacted laws and regulations applicable to our business activities, including disclosure of information regarding the substances used in hydraulic fracturing. In December 2013, the EPA issued a revised National Pollutant Discharge Elimination System permit under the CWA (which became effective on March 1, 2014) that requires oil and natural gas companies using hydraulic fracturing off the coast of California to disclose the chemicals they discharge into the ocean. Although the permit technically expired on February 28, 2019, permittees have been permitted to continue their operations pending the EPA’s renewal of the permit, provided that they gave the EPA timely notice of their intent to do so. Some drilling and completion activities by our customers may take place on federal land, requiring leases from the federal government to conduct such drilling and completion activities. In some cases, federal agencies have canceled oil and natural gas leases on federal lands. Moreover, on January 27,

2021 the new federal Administration imposed a moratorium on all new oil and natural gas leases on public lands pending completion of a comprehensive review and reconsideration of federal oil and gas permitting and leasing practices and the potential climate and other impacts associated with oil and gas activities on public lands. Consequently, our operations in certain areas of the country may be interrupted or suspended for varying lengths of time, causing a loss of revenue and potentially having a materially adverse effect on our financial condition, results of operations and cash flows.
We are subject to the trucking safety regulations, which are likely to be amended, and made stricter, as part of the initiative known as Compliance, Safety, Accountability, or “CSA.” If our current USDOT safety rating of “Satisfactory” is downgraded in connection with this initiative, our business and results of our operations may be adversely affected.
As part of the CSA initiative, the FMCSA is continuously revising its safety rating methodology and implementation of the same. These revisions will likely link safety ratings more closely to roadside inspection and driver violation data gathered and analyzed from month to month under the FMCSA’s new Safety Measurement System, or “SMS” and may place increased scrutiny on carriers transporting significant quantities of hazardous material. This linkage could result in greater variability in safety ratings than the current system. Preliminary studies by transportation consulting firms indicate that “Satisfactory” ratings (or any equivalent under a new SMS-based system) may become more difficult to achieve and maintain under such a system. If our operations lose their current “Satisfactory” rating, which is the highest and best rating under this initiative, we may lose some of our customer contracts that require such a rating, adversely affecting our financial condition, results of operations and cash flows.
General Risk Factors
Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
In the ordinary course of business, we collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, storage, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business, operating margins, revenues and competitive position.
A failure in our operational systems, or those of third parties, may adversely affect our business.
Our business is dependent upon our operational and technological systems to process a large amount of data. If any of our financial, operational, or other data processing systems fail or have other significant shortcomings, our financial results could be adversely affected. Our financial results could also be adversely affected if an employee causes our operational systems to fail, either as a result of inadvertent error or by deliberately tampering with or manipulating our operational systems. In addition, dependence upon automated systems may further increase the risk that operational system flaws, employee tampering or manipulation of those systems could result in losses that are difficult to detect. We are heavily reliant on technology for communications, financial reporting, treasury management and many other important aspects of our business. Any failure in our operational systems could have a material adverse impact on our business. Third-party systems on which we rely could also suffer operational failures. Any of these occurrences could disrupt our business, including the ability to close our financial ledgers and report the results of our operations publicly on a timely basis or otherwise have a material adverse effect on our financial condition, results of operations and cash flows.

Item 1B.   Unresolved Staff Comments
None.
Item 2.   Properties
We lease our corporate headquarters in Scottsdale, Arizona and we own or lease numerous facilities including administrative offices, sales offices, truck yards, maintenance and warehouse facilities, and a landfill facility in seven other states. We also own or lease 46 salt water disposal wells in Louisiana, Montana, North Dakota, Ohio and Texas as of December 31, 2020. We believe that we have satisfactory title to the properties owned and used in our businesses, subject to liens for taxes not yet payable, liens incident to minor encumbrances, liens for credit arrangements (including liens under our credit facilities) and easements and restrictions that do not materially detract from the value of these properties, our interests in these properties or the use of these properties in our businesses.
We believe all properties that we currently occupy are suitable for their intended uses. We believe that we have sufficient facilities to conduct our operations. However, we continue to evaluate the purchase or lease of additional properties or the consolidation of our properties, as our business requires.
Item 3.   Legal Proceedings
We are party to legal proceedings and potential claims arising in the ordinary course of our business, including, but not limited to, claims related to employment matters, contractual disputes, personal injuries and property damage. In addition, various legal actions, claims and governmental inquiries and proceedings are pending or may be instituted or asserted in the future against us and our subsidiaries. See “Legal Matters” section in Note 21 of the Notes to the Consolidated Financial Statements herein for a description of our legal proceedings.
Item 4.   Mine Safety Disclosures
None.

PART II
Item 5.
Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities Market Information

Our common stock is listed on the NYSE American under the symbol “NES” and has been trading on the NYSE American since October 12, 2017. Prior to the commencement of our voluntarily chapter 11 proceedings, before August 7, 2017, our pre-Effective Date common stock was trading on the OTCQB U.S. Market (the “OTCQB”) beginning on January 20, 2016 under the symbol “NESC.”
As an issuer may not be listed on the OTCQB if it is subject to bankruptcy or reorganization proceedings, upon filing the Plan with the Bankruptcy Court, our pre-Effective Date common stock was removed from the OTCQB and began trading on the OTC Pink Open Market (the “OTC Pink”) under the symbol “NESCQ” beginning on May 2, 2017. As a result of the cancellation of the pre-Effective Date common stock pursuant to the Plan, the Company ceased trading on the OTC Pink on August 7, 2017, the “Effective Date”. From the Effective Date until our listing on the NYSE American on October 12, 2017, there was no active public trading market for our common stock. The Plan is a prepackaged plans of reorganization that became effective on the Effective Date when the Company and certain of its material subsidiaries filed voluntary petitions under chapter 11 of the United States Bankruptcy Code.
Holders
As of February 26, 2021, there were three shareholders of record of our common stock. The majority of the shares are held by CEDE & CO., a nominee of The Depository Trust Company. This number of record holders does not include beneficial holders whose shares are held in “street name,” meaning that the shares are held for their accounts by brokers or other nominees. In these instances, the brokers or other nominees are included in the number of record holders, but the underlying beneficial holders of the common stock held in “street name” are not.
Dividends
We have not paid any dividends on our common stock to date, and we currently do not intend to pay dividends in the future. The payment of dividends in the future will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any dividends will be within the discretion of the “Board and will be subject to other limitations as may be contained in our agreements governing our indebtedness. It is the present intention of the Board to retain all earnings, if any, for use in our business operations and, accordingly, the Board does not anticipate declaring any dividends in the foreseeable future.
Unregistered Sales of Equity Securities
There were no unregistered sales of our equity securities during the fiscal year ended December 31, 2020.
Repurchases of Equity Securities
During the year ended December 31, 2020, there were no repurchases of our common stock.
Item 6.   Selected Financial Data
We have adopted the amended rules of Regulation S-K which allow the elimination of five years of Selected Financial Data.

Item 7.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our Consolidated Financial Statements, and the Notes and Schedules related thereto, which are included in this Annual Report.
Company Overview
Nuverra provides water logistics and oilfield services to customers focused on the development and ongoing production of oil and natural gas from shale formations in the United States. Our business operations are organized into three geographically distinct divisions: the Rocky Mountain division, the Northeast division, and the Southern division. Within each division, we provide water transport services, disposal services, and rental and other services associated with the drilling, completion, and ongoing production of shale oil and natural gas.
Rocky Mountain Division
The Rocky Mountain division is our Bakken Shale area business. The Bakken and underlying Three Forks shale formations are the two primary oil producing reservoirs currently being developed in this geographic region, which covers western North Dakota, eastern Montana, northwestern South Dakota and southern Saskatchewan. We have operations in various locations throughout North Dakota and Montana, including yards in Dickinson, Williston, Watford City, Tioga, Stanley, and Beach, North Dakota, as well as Sidney, Montana. Additionally, we operate a financial support office in Minot, North Dakota. As of December 31, 2020, we had 249 employees in the Rocky Mountain division.
Water Transport Services
We manage a fleet of 176 trucks in the Rocky Mountain division that collect and transport flowback water from drilling and completion activities, and produced water from ongoing well production activities, to either our own or third-party disposal wells throughout the region. Additionally, our trucks collect and transport fresh water from water sources to operator locations for use in well completion activities.
In the Rocky Mountain division, we own an inventory of lay flat temporary hose as well as related pumps and associated equipment used to move fresh water from water sources to operator locations for use in completion activities. We employ specially trained field personnel to manage and operate this business. For customers who have secured their own source of fresh water, we provide and operate the lay flat temporary hose equipment to move the fresh water to the drilling and completion location. We may also use third-party sources of fresh water in order to provide the water to customers as a package that includes our water transport service.
Disposal Services
We manage a network of 20 owned and leased salt water disposal wells with current capacity of approximately 82 thousand barrels of water per day, and permitted capacity of 104 thousand barrels of water per day. Our salt water disposal wells in the Rocky Mountain division are operated under the Landtech brand. Additionally, we operate a landfill facility near Watford City, North Dakota that handles the disposal of drill cuttings and other oilfield waste generated from drilling and completion activities in the region.
Rental and Other Services
We maintain and lease rental equipment to oil and gas operators and others within the Rocky Mountain division. These assets include tanks, loaders, manlifts, light towers, winch trucks, and other miscellaneous equipment used in drilling and completion activities. In the Rocky Mountain division, we also provide oilfield labor services, also called “roustabout work,” where our employees move, set-up and maintain the rental equipment for customers, in addition to providing other oilfield labor services.

Northeast Division
The Northeast division is comprised of the Marcellus and Utica Shale areas, both of which are predominantly natural gas producing basins. The Marcellus and Utica Shale areas are located in the northeastern United States, primarily in Pennsylvania, West Virginia, New York and Ohio. We have operations in various locations throughout Pennsylvania, West Virginia, and Ohio, including yards in Masontown and Wheeling, West Virginia, Williamsport and Wellsboro, Pennsylvania, and Cambridge and Cadiz, Ohio. As of December 31, 2020, we had 186 employees in the Northeast division.
Water Transport Services
We manage a fleet of 177 trucks in the Northeast division that collect and transport flowback water from drilling and completion activities, and produced water from ongoing well production activities, to either our own or third-party disposal wells throughout the region, or to other customer locations for reuse in completing other wells. Additionally, our trucks collect and transport fresh water from water sources to operator locations for use in well completion activities.
Disposal Services
We manage a network of 13 owned and leased salt water disposal wells with current and permitted capacity of approximately 22 thousand barrels of water per day in the Northeast division. Our salt water disposal wells in the Northeast division are operated under the Nuverra, Heckmann, and Clearwater brands.
Rental and Other Services
We maintain and lease rental equipment to oil and gas operators and others within the Northeast division. These assets include tanks and winch trucks used in drilling and completion activities.
Southern Division
The Southern division is comprised of the Haynesville Shale area, a predominantly natural gas producing basin, which is located across northwestern Louisiana and eastern Texas, and extends into southwestern Arkansas. We have operations in various locations throughout eastern Texas and northwestern Louisiana, including a yard in Frierson, Louisiana. Additionally, we operate a corporate support office in Houston, Texas. As of December 31, 2020, we had 62 employees in the Southern division.
Water Transport Services
We manage a fleet of 35 trucks in the Southern division that collect and transport flowback water from drilling and completion activities, and produced water from ongoing well production activities, to either our own or third-party disposal wells throughout the region. Additionally, our trucks collect and transport fresh water to operator locations for use in well completion activities.
In the Southern division, we also own and operate a 60-mile underground twin pipeline network for the collection of produced water for transport to interconnected disposal wells and the delivery of fresh water from water sources to operator locations for use in well completion activities. The pipeline network can currently handle disposal volumes up to approximately 68 thousand barrels per day with 6 disposal wells attached to the pipeline and is scalable up to approximately 106 thousand barrels per day.
Disposal Services
We manage a network of 7 owned and leased salt water disposal wells that are not connected to our pipeline with current capacity of approximately 32 thousand barrels of water per day, and permitted capacity of approximately 100 thousand barrels of water per day, in the Southern division.
Rental and Other Services
We maintain and lease rental equipment to oil and gas operators and others within the Southern division. These assets include tanks and winch trucks used in drilling and completion activities.

Acquisitions
On October 5, 2018, we completed the acquisition of Clearwater Three, LLC, Clearwater Five, LLC, and Clearwater Solutions, LLC (collectively, “Clearwater”) for an initial purchase price of $42.3 million, subject to customary working capital adjustments (the “Clearwater Acquisition”). Clearwater is a supplier of waste water disposal services used by the oil and gas industry in the Marcellus and Utica shale areas. Clearwater has three salt water disposal wells in service, all of which are located in Ohio. This acquisition expanded our service offerings in the Marcellus and Utica shale areas in our Northeast division. Refer to Note 6 in the Notes to Consolidated Financial Statements for additional information.
Trends Affecting Our Operating Results
COVID-19 Pandemic and Oil Price Declines
The outbreak of COVID-19 in the first quarter of 2020 and its continued spread across the globe throughout 2020 has resulted, and is likely to continue to result, in significant economic disruption, including reduction in energy demand and commodity price volatility that adversely impacted our business. Beginning in the first quarter of 2020, federal, state and local governments implemented significant actions to mitigate the public health crisis, including shelter-in-place orders, business closures and capacity limits, quarantines, travel restrictions, executive orders and similar restrictions intended to control the spread of COVID-19. Over the remainder of 2020, many of these restrictions were adjusted based on the severity of the COVID-19 outbreak in particular communities, sometimes resulting in an easing of restrictions while other times resulting in a reinstatement or tightening of restrictions. As a result, the economy was marked by significant uncertainty, and changes in travel patterns have resulted in a generally reduced demand for refined products, such as gasoline and jet fuel, and consequently a reduction in the demand for crude oil. The uncertainty of the ongoing COVID-19 pandemic has continued to impact travel patterns and generally depress market demand for crude oil.
Additionally, beginning in early March 2020, the global oil markets were negatively impacted by an oil supply conflict occurring when the Organization of Petroleum Exporting Countries and other oil producing nations (“OPEC+”) were initially unable to reach an agreement on production levels for crude oil, at which point Saudi Arabia and Russia initiated efforts to aggressively increase crude oil production. The result was an oversupply of oil, which put downward pressure on the price of crude oil.
The convergence of the COVID -19 pandemic and oil supply conflict created a dramatic decline in the demand and price of crude oil. The resulting impact to oil prices during the first half of 2020 was significant, with the price per barrel of West Texas Intermediate (“WTI”) crude oil plummeting 56% during March 2020. WTI oil spot prices decreased from a high of $63 per barrel in early January to a low of $9 per barrel in late April, including negative pricing for one day in April. The physical markets for crude oil showed signs of distress as spot prices were negatively impacted by the lack of available storage capacity. This significantly increased the volatility in oil prices. OPEC+ agreed in April 2020 to cut production, which began in May 2020 and continued through December 2020. The effect of the production cuts began to ease storage supply issues and stabilize crude oil markets. WTI crude oil prices began to steadily rise during May 2020, and since June 2020, prices have been above $35 per barrel. Despite the improvement in the crude oil markets, there continues to be an oversupply of crude oil, and drilling and completion activity in the United States and our markets remains depressed. While commodity prices have increased, a recent trend by our customers, at the insistence of investors, has been to limit capital expenditures to cash flow and to return any excess cash to shareholders in the form of dividends or stock repurchases and or to repay debt. This trend may limit the increase in activity and pricing by our customers despite commodity price increases as our customers focus on these objectives versus increasing production volumes.
While we experienced minimal impact in the first quarter of 2020, we experienced a significant decline in activity during the remainder of 2020. We do not foresee a return to pre-COVID-19 activity and pricing during 2021 and possibly beyond. In anticipation of a meaningful and sustained decline in our revenues, during the first quarter of 2020, we implemented a number of initiatives to adjust our cost structure, including:

•
Adjusted salaries for all exempt and non-exempt non-contracted employees between 10% and 20%;

•
Headcount reduction of approximately 100 employees, including changes made earlier in the first quarter of 2020;

•
Reduced Chief Executive Officer’s salary by 25%, Chief Operating Officer salary by 20% and two other executives’ salaries between 10% and 20%;

•
Reduced the compensation program for the non-employee Board of Directors by 25%;

•
Materially scaled back operations in two completions-related businesses and closed one location; and

•
Reduced other non-critical operating expenses.

Additionally, we implemented a significant reduction in our capital expenditures budget. We continue to maintain most of our pay reductions and other savings initiatives, but monitor market conditions that would necessitate increasing employee wages.
Our liquidity may be negatively impacted depending on how quickly consumer demand and oil prices return to more normalized levels. A lack of confidence in our industry on the part of the financial markets may result in a lack of access to capital, which could lead to reduced liquidity, an event of default, or an inability to access amounts available under our operating line of credit of $5.0 million, and our letter of credit facility of $5.35 million. Our operating line of credit is secured by a first lien security interest in all business assets of the Company and its subsidiaries including without limitation all accounts receivable, inventory, trademarks and intellectual property licenses to which it is a party and by a reserve Account, while the letter of credit facility is secured by a first lien security interest in all business assets of the Company and its subsidiaries and by a reserve Account.
While we are not able to estimate the full impact of the COVID-19 outbreak and oil price declines on our financial condition and future results of operations, we expect that this situation will have an adverse effect on our reported results through 2021 and possibly beyond.
Other Trends Affecting Operating Results
We continue to monitor several industry trends in the shale basins in which we operate. Our results are affected by capital expenditures made by the exploration and production operators in the shale basins in which we operate. These capital expenditures determine the level of drilling and completion activity which in turn impacts the amount of produced water, water for fracking, flowback water, drill cuttings and rental equipment requirements that create demand for our services. The primary drivers of these expenditures are current or anticipated prices of crude oil and natural gas. Prices trended lower during 2019 and continued to decline considerably during 2020. The average price per barrel of WTI crude oil was $39.16 in 2020 as compared to $56.98 in 2019. The average price per million Btu of natural gas as measured by the Henry Hub Natural Gas index was $2.03 in 2020 compared to $2.56 in 2019. See “COVID-19 Pandemic and Oil Price Declines” above for further discussion.
The rapid drop in crude prices occurred primarily in March and April 2020. In May 2020, OPEC+ began cutting oil production, which began to positively impact crude prices. Between June and December 2020, crude oil prices ranged between $35 and $49 per barrel, but prices were still below levels from earlier in 2020. The drop in crude oil prices had minimal impact on the first quarter of 2020 operating results as our customers had little time to adjust activity levels. However, our customers’ drilling and completion activity fell substantially beginning in the second quarter of 2020, with many customers also shutting in or lowering production as a result of spot crude prices falling below the cash costs of production in many basins and wells. Producers have shut-in production on a scale not seen in prior downturns and have been slower to bring wells back on line than anticipated.
During June 2020, per the North Dakota Industrial Commission, approximately 28% of daily crude oil production in the Bakken shale region was estimated to have been shut-in, contributing to a reduction of approximately 405,000 barrels per day. The curtailed production dropped the volumes of produced water accordingly. This had a dramatic negative effect on our produced water business in the Rocky Mountain division that has been slow to rebound. Additionally, in early July 2020, a United States court ruling ordered the shutdown of the DAPL over concerns on the environmental impact of the pipeline. The DAPL is a major transporter of oil volumes from the Bakken shale area. Although transport of product from the Bakken shale area historically has also occurred by rail and other means, which is a higher transportation cost than the DAPL, there can be no assurance that there will be sufficient future takeaway capacity. An appeals court has allowed the DAPL to continue to operate in the near term, but courts have also vacated needed easements making DAPL vulnerable to being shut down by government action or further litigation. The potential closure of the DAPL has customers cautious about returning to more normal business volumes and/or deferring capital expenditure projects until the litigation has been adjudicated. As a result, the recovery of the Rocky Mountain division has been slower than other oil producing basins.
The reduction in customer activity related to commodity prices most directly impacts our services that cater to drilling and completion activities. This includes fresh water transportation via lay flat hose, our rental equipment business and our landfill business in the Rocky Mountain division. Additionally, a portion of our trucking and salt water disposal business comes from completion-related flowback work; however, the majority of this business is derived from produced water transportation and disposal from existing wells. As such, we anticipate meaningful reductions in revenue and profitability to continue during fiscal 2021.
An additional important trend in recent years has been the focus of Wall Street and investors in the energy sector to encourage exploration and production operators to spend as a function of the cash flow they generate. Historically, as a result of accommodating debt and equity markets, exploration and production companies were able to spend in excess of the cash flow generated by the business. This shift in investor sentiment has brought increased capital discipline to exploration and production companies who are careful to make more selective capital allocation decisions. The drop during 2020 in underlying commodity prices, net of hedging activities, will impact our customers’ underlying cash flows and therefore their drilling plans. Additionally, following the decrease in commodity prices and the impact of COVID-19, a number of our customers witnessed a material drop in their public stock prices and received debt rating downgrades. We believe this trend will make it more difficult for our customers to raise new sources of capital, which may further limit their ability to spend capital on future drilling and completion activities.
Lastly, during 2020, we have seen an increase in reuse and water sharing in the Northeast. Some of our customers are using produced and flowback water for fracking as they have determined it is more economical to transport produced water to sites than it is to dispose of the water. Operators are also sharing water with other operators to avoid disposal. Transporting shared or reused water still requires trucking services, but it is generally shorter haul work done at an hourly rate which negatively impacts our revenues.
Other Factors Affecting Our Operating Results
Our results are also driven by a number of other factors, including (i) availability of our equipment, which we have built through acquisitions and capital expenditures, (ii) transportation costs, which are affected by fuel costs, (iii) utilization rates for our equipment, which are also affected by the level of our customers’ drilling and production activities, competition, and our ability to relocate our equipment to areas in which oil and natural gas exploration and production activities are more robust on a relative basis, (iv) the availability of qualified employees (or alternatively, subcontractors) in the areas in which we operate, (v) labor costs, (vi) changes in governmental laws and regulations at the federal, state and local levels, (vii) seasonality and weather events, (viii) pricing and (ix) our health, safety and environmental performance record.
While we have agreements in place with certain of our customers to establish pricing for our services and various other terms and conditions, these agreements typically do not contain minimum volume commitments or otherwise require the customer to use us. Accordingly, our customer agreements generally provide the customer the ability to change the relationship by either in-sourcing some or all services we have historically provided or by contracting with other service providers. As a result, even with respect to customers with which we have an agreement to establish pricing, the revenue we ultimately receive from that customer, and the mix of revenue among lines of services provided, is unpredictable and subject to variation over time.

Results of Operations: Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019
The following table sets forth for each of the periods indicated our statements of operations data (dollars in thousands):
	Year Ended December 31,		Increase (Decrease)
	2020	2019	2020 vs 2019
Revenue:
Service revenue	$102,810	$152,541	$(49,731)	(32.6)%
Rental revenue	7,477	15,697	(8,220)	(52.4)%
Total revenue	110,287	168,238	(57,951)	(34.4)%
Costs and expenses:
Direct operating expenses	87,299	131,019	(43,720)	(33.4)%
General and administrative expenses	18,960	20,864	(1,904)	(9.1)%
Depreciation and amortization	28,614	36,183	(7,569)	(20.9)%
Impairment of long-lived assets	15,579	766	14,813	1,933.8%
Impairment of goodwill	—	29,518	(29,518)	NM
Other, net	—	(10)	10	(100.0)%
Total costs and expenses	150,452	218,340	(67,888)	(31.1)%
Operating loss	(40,165)	(50,102)	9,937	(19.8)%
Interest expense, net	(4,070)	(5,227)	1,157	(22.1)%
Other income, net	216	502	(286)	(57.0)%
Reorganization items, net	(111)	(200)	89	(44.5)%
Loss before income taxes	(44,130)	(55,027)	10,897	(19.8)%
Income tax benefit (expense)	(13)	90	(103)	(114.4)%
Net loss	$(44,143)	$(54,937)	$10,794	(19.6)%

NM — Percentages over 100% are not displayed.
Service Revenue
Service revenue consists of fees charged to customers for water transport services, disposal services and other service revenues associated with the drilling, completion, and ongoing production of shale oil and natural gas.
On a consolidated basis, service revenue for the year ended December 31, 2020 was $102.8 million, down $49.7 million, or 32.6%, from $152.5 million for the year ended December 31, 2019. The decline in service revenue is primarily due to decreases in water transport services and disposal services in all three divisions. As the primary causes of the decreases in water transport services and decreases in disposal services are different for all three divisions, see “Segment Operating Results” below for further discussion.
Rental Revenue
Rental revenue consists of fees charged to customers for use of equipment owned by us, as well as other fees charged to customers for items such as delivery and pickup of equipment. Our rental business is primarily located in the Rocky Mountain division, however, we do have some rental equipment available in both the Northeast and Southern divisions.
Rental revenue for the year ended December 31, 2020 was $7.5 million, down $8.2 million, or 52.4%, from the year ended December 31, 2019 due primarily to a significant decline in drilling and completion activity and lower commodity prices, which resulted in lower utilization and the return of rental equipment by our customers in the Rocky Mountain division.

Direct Operating Expenses
The primary components of direct operating expenses are compensation costs for employees performing operational activities, third-party hauling costs, fuel costs associated with transportation and logistics activities, and costs to repair and maintain transportation, rental equipment and disposal wells.
Direct operating expenses for the year ended December 31, 2020 were $87.3 million, compared to $131.0 million for the year ended December 31, 2019, a decrease of 33.4%. The decrease is primarily attributable to lower activity levels in water transport services and disposal services and company-enacted cost cutting measures resulting in a decline in third-party hauling costs, compensation costs, and fleet-related expenses, including fuel and maintenance and repair costs. See “Segment Operating Results” below for further details on each division.
General and Administrative Expenses
General and administrative expenses for the year ended December 31, 2020 were $19.0 million, down $1.9 million from $20.9 million for the year ended December 31, 2019. The decrease was primarily due to a decrease in compensation costs resulting from broad employee wage reductions and layoffs, partially offset by $1.9 million of transaction fees during 2020 associated with the credit agreements.
Depreciation and Amortization
Depreciation and amortization for the year ended December 31, 2020 was $28.6 million, down $7.6 million from $36.2 million for the year ended December 31, 2019. The decrease is primarily attributable to lower depreciable asset base due to impairment of long-lived assets during 2020, the sale of under-utilized or non-core assets and assets becoming fully depreciated partially offset by asset additions.
Impairment of Long-Lived Assets
Long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Due to the impacts of the outbreak of COVID-19 and the oil supply conflict between two major oil producing countries, there was a significant decline in oil prices during the first quarter of 2020, which resulted in a decrease in activities by our customers. As a result of these events, during the year ended December 31, 2020, there were indicators that the carrying values of the assets associated with the landfill in the Rocky Mountain division and trucking equipment in the Southern division were not recoverable and as a result we recorded long-lived asset impairment charges of $15.0 million. We may face additional asset impairments in the future, along with other accounting charges, if demand for our services decreases.
Additionally, during 2020, certain property classified as held for sale in the Rocky Mountain division was evaluated for impairment based on an accepted offer received by the Company for the sale of the property. As a result of that offer, an impairment charge of $0.6 million was recorded during the year ended December 31, 2020 to adjust the book value to match the fair value.
During the year ended December 31, 2019, management approved plans to sell real property located in the Northeast and Rocky Mountain divisions. The real property qualified to be classified as held for sale and as a result was recorded at the lower of net book value or fair value less costs to sell, which resulted in long-lived asset impairment charges of $0.8 million, of which $0.6 million related to the Northeast division and $0.1 million related to the Rocky Mountain division.
During the year ended December 31, 2018, management approved plans to sell certain assets located in the Southern division as a result of exiting the Eagle Ford shale area. In addition, management approved the sale of certain assets, primarily frac tanks, located in the Northeast division, that were also expected to sell within one year. These assets qualified to be classified as assets held for sale and as the fair value of the assets was lower than the net book value, we recorded an impairment charge of $4.8 million, of which $4.4 million related to the Southern division for the Eagle Ford exit, $0.3 million related to the Corporate division for the sale of certain real property in Texas approved to be sold as part of the Eagle Ford exit, and $0.1 million related to the Northeast division.

See also Note 8 in the Notes to the Consolidated Financial Statements herein for further discussion.
Impairment of Goodwill
When we reviewed goodwill for impairment as of October 1, 2019, we determined that it was more likely than not that the fair value of the reporting units were less than their carrying value. As a result, we completed the goodwill impairment test and determined that the fair value of all three reporting units was less than the carrying amount, resulting in a goodwill impairment charge of $29.5 million during the year ended December 31, 2019, which is a full impairment of all existing goodwill. Of the $29.5 million recorded for goodwill impairment during 2019, $21.9 million related to the Northeast division, $4.9 million related to the Rocky Mountain division, and $2.7 million related to the Southern division. The majority of the goodwill associated with this impairment was established based on valuation work completed at the time of the Company’s emergence from bankruptcy. During 2019, enterprise valuations in the energy sector materially decreased resulting in a lower estimated valuation of the Company and the impairment charge. See Note 8 in the Notes to the Consolidated Financial Statements herein for further details on goodwill impairment during 2019.
Other, net
On March 1, 2018, the Board determined it was in the best interest of the Company to cease our operations in the Eagle Ford shale area. In making this determination, the Board considered a number of factors, including among other things, the historical and projected financial performance of our operations in the Eagle Ford shale area, pricing for our services, capital requirements and projected returns on additional capital investment, competition, scope and scale of our business operations, and recommendations from management. We substantially exited the Eagle Ford shale area as of June 30, 2018. The total costs related to the exit recorded during the year ended December 31, 2018 were $1.1 million.
During the year ended December 31, 2019, we recorded final adjustments to the accrued lease liabilities for the both the Eagle Ford exit and the Mississippian exit in 2015 as further payments were not required.
Interest Expense, net
Interest expense primarily consists of interest costs related to our outstanding debt, accretion expense related to our asset retirement obligations and amortization of debt issuance costs.
Interest expense, net during the year ended December 31, 2020 was $4.1 million compared to $5.2 million for the year ended December 31, 2019. The decrease is primarily due to the refinancing of the First and Second Lien Term Loans (as defined below) and the lower overall effective interest rates on our outstanding debt.
Other Income, net
Other income, net was $0.2 million for the year ended December 31, 2020 compared to $0.5 million for the year ended December 31, 2019. The decrease is primarily due to $0.2 million of insurance proceeds during 2019 for business interruption coverage.
Reorganization Items, net
Expenses, gains and losses directly associated with the chapter 11 proceedings are reported as “Reorganization items, net” in the consolidated statements of operations. For the year ended December 31, 2019, these fees are primarily comprised of professional and legal fees related to our 2017 chapter 11 filing. Reorganization items were $0.1 million and 0.2 million during the year ended December 31, 2020 and 2019, respectively.
Income Taxes
Income tax expense for the year ended December 31, 2020 was $13.0 thousand (a 0.0% effective rate) compared to benefit of $0.1 million (a 0.2% effective rate) in the prior year. The effective tax rate in 2019 is primarily the result of the current year state income taxes offset by the current year state income taxes offset by the change in the deferred tax liability attributable to long-lived assets. See Note 19 in the Notes to the Consolidated Financial Statements herein for additional information on income taxes.
Segment Operating Results: Years Ended December 31, 2020 and 2019
The following table shows operating results for each of our segments for the years ended December 31, 2020 and 2019 (in thousands):
	Rocky Mountain	Northeast	Southern	Corporate/Other	Total
Year ended December 31, 2020
Revenue	$59,393	$34,173	$16,721	$—	$110,287
Direct operating expenses	49,245	26,040	12,014	—	87,299
Impairment of long-lived assets	12,183	—	3,396	—	15,579
Impairment of goodwill	—	—	—	—	—
Operating loss	(18,654)	(3,761)	(6,146)	(11,604)	(40,165)
Year ended December 31, 2019
Revenue	$103,552	$44,001	$20,685	$—	$168,238
Direct operating expenses	81,529	35,836	13,654	—	131,019
Impairment of long-lived assets	120	646	—	—	766
Impairment of goodwill	4,922	21,861	2,735	—	29,518
Operating loss	(5,022)	(27,977)	(5,208)	(11,895)	(50,102)
Change
Revenue	$(44,159)	$(9,828)	$(3,964)	$—	$(57,951)
Direct operating expenses	(32,284)	(9,796)	(1,640)	—	(43,720)
Impairment of long-lived assets	12,063	(646)	3,396	—	14,813
Impairment of goodwill	(4,922)	(21,861)	(2,735)	—	(29,518)
Operating loss	(13,632)	24,216	(938)	291	9,937
Rocky Mountain
The Rocky Mountain division experienced a significant slowdown in 2020, with rig count declining 56% from 52 at December 31, 2019 to 23 at December 31, 2020 in addition to producers shutting in wells due to the decline in WTI crude oil price per barrel, which averaged $39.16 for the year ended December 31, 2020 versus an average of $56.98 for the same period in 2019. Revenues for the Rocky Mountain division decreased by $44.2 million, or 43%, during 2020 as compared to 2019 primarily due to a $24.3 million, or 38%, decrease in water transport revenues from lower trucking volumes. Third-party trucking revenue decreased 60%, or $12.1 million, and company-owned trucking revenue declined 25%, or $10.9 million. Average total billable hours were down 19% compared to the prior year. While company-owned trucking activity is more levered to production water volumes, third-party trucking activity is more sensitive to drilling and completion activity, which has declined to historically low levels, thereby resulting in meaningful revenue reduction. Our rental and landfill businesses are our two service lines most levered to drilling activity, and therefore have declined by the highest percentage versus the prior period. Rental revenues decreased by 52%, or $8.0 million, in the current year due to lower utilization resulting from a significant decline in drilling activity driving the return of rental equipment. Our landfill revenues decreased 62%, or $3.2 million, compared to prior year due primarily to a 61% decrease in disposal volumes at our landfill as rigs working in the vicinity declined materially. Our salt water disposal well revenue decreased $6.4 million, or 50%, compared to prior year as well shut-ins and lower completion activity led to a 37% decrease in average barrels per day disposed during the current year, with water from producing wells continuing to maintain a base level of volume activity.
For the Rocky Mountain division, direct operating costs decreased by $32.3 million during the year ended December 31, 2020 as compared to the year ended December 31, 2019 due primarily to lower activity levels for water transport services and disposal services resulting in a decline in third-party hauling costs, compensation costs that are also impacted by company cost cutting initiatives, and fleet-related expenses, including fuel and maintenance and repair costs. The average number of drivers during the year decreased 19% from the prior year. Operating loss increased $13.6 million over the prior year period primarily due to an increase in $12.1 million in long-lived asset impairment charge (as previously discussed above in the consolidated results) and lower activity levels for water transport services and disposal services.
Northeast
Revenues for the Northeast division decreased by $9.8 million, or 22%, during 2020 as compared to 2019 due to decreases in water transport services of $5.6 million, or 19%, and disposal services of $3.9 million, or 32%. Natural gas prices per million Btu, as measured by the Henry Hub Natural Gas Index, decreased 6% from an average of $2.38 for 2019 to an average of $2.52 for 2020, contributing to a 27% rig count reduction in the Northeast operating area from 52 at December 31, 2019 to 38 at December 31, 2020. Additionally, as a result of the 25% decline in WTI crude oil prices experienced during the period, many of our customers who had historically focused on production of liquids-rich wells reduced activity levels and shut-in some production in our operating area due to lower realized prices for these products. This led to lower activity levels for both water transport services and disposal services despite the relatively lower decrease in natural gas prices versus crude oil prices. In addition to reduced drilling and completion activity due to commodity prices, our customers continued the industry trend of water reuse during completion activities. Water reuse inherently reduces trucking activity due to shorter hauling distances as water is being transported between well sites rather than to disposal wells. For our trucking services, revenues per billed hour decreased by 24% which contributed to the decline, along with disposal volumes in our salt water disposal wells by a 5% decrease in average barrels per day. These were offset by total billable hours, up 8% from the prior year and a 6% improvement in driver utilization.
For the Northeast division, direct operating costs decreased by $9.8 million during the year ended December 31, 2020 as compared to the year ended December 31, 2019 due to a combination of lower activity levels for water transport services and disposal services as well as company cost cutting initiatives resulting in a decline in compensation costs and fleet-related expenses, including fuel costs. The average number of drivers during the year decreased 20% from the prior year. Operating loss improved by $24.2 million over the prior year period primarily due to $21.9 million goodwill impairment charge during 2019 (as previously discussed above in the consolidated results), $0.6 million long-lived asset impairment charge during 2019 (as previously discussed above in the consolidated results), a $1.1 million decrease in general and administrative expenses due to headcount and compensation reductions and $0.7 million in lower depreciation and amortization expense.
Southern
Revenues for the Southern division decreased by $4.0 million, or 19%, during the year ended December 31, 2020 as compared to the year ended December 31, 2019. The decrease was due primarily to lower disposal well volumes, whether connected to the pipeline or not, resulting from an activity slowdown in the region, as evidenced by fewer rigs operating in the area as well as lower revenue per barrel. Rig count declined 18% in the area, from 49 at December 31, 2019 to 40 at December 31, 2020. Volumes received in our disposal wells not connected to our pipeline decreased by an average of 8,644 barrels per day or 30% during 2020 and volumes received in the disposal wells connected to the pipeline decreased by an average of 7,557 barrels per day or 17% during 2020.
In the Southern division, direct operating costs decreased by $1.6 million during the year ended December 31, 2020 as compared to the year ended December 31, 2019 due to lower activity levels for disposal services and water transport services. Operating loss increased by $0.9 million over the prior year period due primarily to a $3.4 million long-lived asset impairment charge during 2020 (as previously discussed above in the consolidated results) partially offset by $2.7 million goodwill impairment charge during 2019.
Corporate/Other
The costs associated with the Corporate/Other division are primarily general and administrative costs. The Corporate general and administrative costs for the year ended December 31, 2020 were $0.3 million lower than the year ended December 31, 2019 due primarily to headcount and compensation reductions, partially offset by $1.9 million of transaction fees during 2020 associated with the credit agreements.
Results of Operations: Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018
The following table sets forth for each of the periods indicated our statements of operations data (dollars in thousands):
	Year Ended December 31,		Increase (Decrease)
	2019	2018	2019 vs 2018
Revenue:
Service revenue	$152,541	$181,793	$(29,252)	(16.1)%
Rental revenue	15,697	15,681	16	0.1%
Total revenue	168,238	197,474	(29,236)	(14.8)%
Costs and expenses:
Direct operating expenses	131,019	158,896	(27,877)	(17.5)%
General and administrative expenses	20,864	38,510	(17,646)	(45.8)%
Depreciation and amortization	36,183	46,434	(10,251)	(22.1)%
Impairment of long-lived assets	766	4,815	(4,049)	(84.1)%
Impairment of goodwill	29,518	—	29,518	NM
Other, net	(10)	1,119	(1,129)	(100.9)%
Total costs and expenses	218,340	249,774	(31,434)	(12.6)%
Operating loss	(50,102)	(52,300)	2,198	(4.2)%
Interest expense, net	(5,227)	(5,973)	746	(12.5)%
Other income, net	502	896	(394)	(44.0)%
Reorganization items, net	(200)	(1,679)	1,479	(88.1)%
Loss before income taxes	(55,027)	(59,056)	4,029	(6.8)%
Income tax benefit (expense)	90	(207)	297	(143.5)%
Net loss	$(54,937)	$(59,263)	$4,326	(7.3)%

NM — Percentages over 100% are not displayed.
Service Revenue
On a consolidated basis, service revenue for the year ended December 31, 2019 was $152.5 million, down $29.3 million, or 16.1%, from $181.8 million for the year ended December 31, 2018. The largest contributors to the decline in service revenues were Rocky Mountain third-party trucking activity and lay flat hose projects, slower trucking activity in the Northeast due to customers moving to reuse of produced water and overall activity declines and, in the South, the loss of a large customer that historically consumed a material percentage of the capacity on our Haynesville pipeline. These declines were partially offset by an increase in disposal revenues in all three divisions. Additionally, $1.8 million in revenues associated with the Eagle Ford Shale area were included in service revenues in the prior year but did not reoccur in 2019 due to management’s decision to exit the Eagle Ford Shale area as of March 1, 2018. As the primary causes of the decreases in water transport services and increases in disposal services are different for all three divisions, see “Segment Operating Results” below for further discussion.
Rental Revenue
Rental revenue for the year ended December 31, 2019 was $15.7 million, up $16.0 thousand, or 0.1%, from the year ended December 31, 2018. The prior year period included $0.3 million of rental revenues for the Eagle Ford Shale area that did not reoccur in 2019 due to management’s decision to exit the Eagle Ford

Shale area as of March 1, 2018. When removing the impact of the Eagle Ford exit, rental revenues increased by $0.3 million primarily as a result of pricing increases implemented in the Rocky Mountain division.
Direct Operating Expenses
Direct operating expenses for the year ended December 31, 2019 were $131.0 million, compared to $158.9 million for the year ended December 31, 2018, a decrease of 17.5%. While the decrease in direct operating expenses was primarily attributable to lower activity levels for water transport services during the period, direct operating expenses improved to 77.9% of revenues from 80.5% in the prior year period as a result of favorable service mix due to more higher margin work, a reduction in outsourced trucking and active cost reduction efforts during the past year. (See “Segment Operating Results” below for further details on each division.)
General and Administrative Expenses
General and administrative expenses for the year ended December 31, 2019 were $20.9 million, down $17.6 million from $38.5 million for the year ended December 31, 2018. The decrease in general and administrative expenses was primarily attributable to higher compensation costs in the prior year, including $15.3 million related to the departures of our former Chief Executive Officer and Chief Financial Officer. Additionally, general and administrative expenses in 2018 included $1.3 million in transaction fees for the acquisition of Clearwater.
Depreciation and Amortization
Depreciation and amortization for the year ended December 31, 2019 was $36.2 million, down $10.3 million from $46.4 million for the year ended December 31, 2018. The decrease was primarily attributable to a lower depreciable asset base due to the sale of under-utilized or non-core assets, assets becoming fully depreciated and assets being classified as held for sale with the resulting cessation of depreciation.
Impairment of Long-Lived Assets
During the year ended December 31, 2019, management approved plans to sell real property located in the Northeast and Rocky Mountain divisions. The real property qualified to be classified as held for sale and as a result was recorded at the lower of net book value or fair value less costs to sell, which resulted in long-lived asset impairment charges of $0.8 million, of which $0.6 million related to the Northeast division and $0.1 million related to the Rocky Mountain division.
During the year ended December 31, 2018, management approved plans to sell certain assets located in the Southern division as a result of exiting the Eagle Ford shale area. In addition, management approved the sale of certain assets, primarily frac tanks, located in the Northeast division, that were also expected to sell within one year. These assets qualified to be classified as assets held for sale and as the fair value of the assets was lower than the net book value, we recorded an impairment charge of $4.8 million, of which $4.4 million related to the Southern division for the Eagle Ford exit, $0.3 million related to the Corporate division for the sale of certain real property in Texas approved to be sold as part of the Eagle Ford exit, and $0.1 million related to the Northeast division.
See also Note 8 in the Notes to the Consolidated Financial Statements herein for further discussion.
Impairment of Goodwill
When we reviewed goodwill for impairment as of October 1, 2019, we determined that it was more likely than not that the fair value of the reporting units were less than their carrying value. As a result, we completed the goodwill impairment test and determined that the fair value of all three reporting units was less than the carrying amount, resulting in a goodwill impairment charge of $29.5 million during the year ended December 31, 2019, which is a full impairment of all existing goodwill. Of the $29.5 million recorded for goodwill impairment during 2019, $21.9 million related to the Northeast division, $4.9 million related to the Rocky Mountain division, and $2.7 million related to the Southern division. The majority of the goodwill associated with this impairment was established based on valuation work completed at the time of the Company’s emergence from bankruptcy. During 2019, enterprise valuations in the energy sector materially decreased resulting in a lower estimated valuation of the Company and the impairment charge. See Note 8 in the Notes to the Consolidated Financial Statements herein for further details on the goodwill impairment during 2019.
Other, net
On March 1, 2018, the Board determined it was in the best interest of the Company to cease our operations in the Eagle Ford shale area. In making this determination, the Board considered a number of factors, including among other things, the historical and projected financial performance of our operations in the Eagle Ford shale area, pricing for our services, capital requirements and projected returns on additional capital investment, competition, scope and scale of our business operations, and recommendations from management. We substantially exited the Eagle Ford shale area as of June 30, 2018. The total costs related to the exit recorded during the year ended December 31, 2018 were $1.1 million.
During the year ended December 31, 2019, we recorded final adjustments to the accrued lease liabilities for the both the Eagle Ford exit and the Mississippian exit in 2015 as further payments were not required.
Interest Expense, net
Interest expense, net during the year ended December 31, 2019 was $5.2 million compared to $6.0 million for the year ended December 31, 2018. The lower interest expense was primarily due to repayment of the Bridge Term Loan (as defined below) in January of 2019 and continued principal payments on the First and Second Lien Term Loans (as defined below), offset by additional finance leases recorded upon the adoption of ASU No. 2016-02, Leases (Topic 842) (“ASC 842”) as of January 1, 2019 and as a result of our heavy duty truck replacement project.
Other Income, net
Other income, net was $0.5 million for the year ended December 31, 2019 compared to $0.9 million for the year ended December 31, 2018. The decrease was primarily attributable to a $34.0 thousand gain associated with the change in the fair value of the derivative warrant liability during the year ended December 31, 2019, compared to a $0.4 million gain during the year ended December 31, 2018. We issued warrants with derivative features upon our emergence from chapter 11 during 2017. These instruments are accounted for as derivative liabilities with any decrease or increase in the estimated fair value recorded in “Other income, net.” See Note 13 and Note 14 in the Notes to the Consolidated Financial Statements for further details on the warrants.
Reorganization Items, net
Expenses, gains and losses directly associated with the chapter 11 proceedings are reported as “Reorganization items, net” in the consolidated statements of operations for the years ended December 31, 2019 and 2018. These fees are primarily comprised of professional, legal and insurance fees, and other continuing fees related to our 2017 chapter 11 filing. Included in Reorganization items, net for the year ended December 31, 2018 was $1.3 million in chapter 11 fees paid to the United States Trustee for the District of Delaware. See Note 26 in the Notes to the Consolidated Financial Statements herein for further details.
Income Taxes
The income tax benefit for the year ended December 31, 2019 was $0.1 million (a 0.2% effective rate) compared to expense of $0.2 million (a (0.4%) effective rate) in the prior year. The effective tax rate in 2019 was primarily the result of the change in the deferred tax liability attributable to long-lived assets. See Note 19 in the Notes to the Consolidated Financial Statements herein for additional information on income taxes.

Segment Operating Results: Years Ended December 31, 2019 and 2018
The following table shows operating results for each of our segments for the years ended December 31, 2019 and 2018 (in thousands):
	Rocky Mountain	Northeast	Southern	Corporate/Other	Total
Year ended December 31, 2019
Revenue	$103,552	$44,001	$20,685	$—	$168,238
Direct operating expenses	81,529	35,836	13,654	—	131,019
Operating loss	(5,022)	(27,977)	(5,208)	(11,895)	(50,102)
Year ended December 31, 2018
Revenue	$127,758	$43,564	$26,152	$—	$197,474
Direct operating expenses	101,855	37,660	19,381	—	158,896
Operating loss	(2,782)	(9,059)	(11,396)	(29,063)	(52,300)
Rocky Mountain
Revenues for the Rocky Mountain division decreased during the year ended December 31, 2019 as compared to the year ended December 31, 2018 due primarily to a $14.3 million decrease in overall water transport revenues largely stemming from lower trucking volumes outsourced to third parties and an $8.0 million reduction in water transport revenues from lay flat temporary hose projects. The decrease in trucking volumes outsourced to third parties was due to less fresh water and flowback hauling from well completion projects in the geographical areas that we serve. In addition, some of this third-party work was replaced by operators using lay flat hose. The decrease in water transport service revenues from lay flat temporary hose during 2019 was due to increased overall competition for this service and more specifically from competitors that had better access to water sources. Disposal volumes in our salt water disposal wells increased by an average of 8,379 barrels per day (or 21.7%) and revenue increased proportionally. Disposal volumes at our landfill decreased by 12,260 tons (or 6.1%) due to fewer rigs operating near our landfill, coupled with pricing pressures from competing landfills rendering our facility less attractive to customers relative to the competition. Rental revenues increased by 2.1% in 2019 due to pricing increases implemented during 2019.
For the Rocky Mountain division, direct operating costs decreased during the year ended December 31, 2019 as compared to the year ended December 31, 2018 due primarily to decreased water transport activity. Direct operating costs improved as a percentage of revenue to 78.7% in 2019 as compared to 79.7% in the prior year period. The Rocky Mountain division had a $5.0 million operating loss during 2019, as opposed to a $2.8 million loss in the prior year period, due primarily to the aforementioned factors as well as a $4.9 million goodwill impairment charge.
Northeast
Revenues for the Northeast division increased slightly during the year ended December 31, 2019 as compared to the year ended December 31, 2018. During 2019, natural gas prices, as measured by the Henry Hub Natural Gas index decreased 36% from $3.25 in 2018 to $2.09 in 2019, contributing to a 30% rig count reduction as of December 2019 in the Northeast operating area from 74 in 2018 to 52 in 2019. Also, as a result of pricing declines, customers sought to reduce costs and turned to the reuse of production water in completion activities leading to a reduction in both price and activity for our water transport services. During 2019, we experienced a shift of approximately 50% of our transportation revenue from disposal wells to reuse. Water reuse inherently reduces trucking activity due to shorter hauling distances as water is being transported between well sites rather than to disposal wells and partially negates our considerable competitive advantage of having higher barrel capacity trailers hauling to better positioned disposal wells. As a result, overall billable trucking hours declined 9% and revenue decreased from $33.9 million to $29.6 million on a year-over-year basis. However, the Clearwater Acquisition presented a transportation cost savings due to its proximity to customers and generated salt water disposal revenues sufficient to offset the declines in trucking.

For the Northeast division, direct operating costs decreased during the year ended December 31, 2019 as compared to the year ended December 31, 2018 primarily due to proportionally higher disposal volumes which generate lower costs on a dollar of revenue as compared to our trucking operations. Direct operating costs improved as a percentage of revenue to 81.4% in 2019 as compared to 86.4% in the prior year period due to the increase in higher margin disposal services. Operating loss was $18.9 million higher in 2019 due mainly to total impairment charges of $22.5 million for goodwill and long-lived assets held for sale, partially offset by $1.4 million in lower depreciation and amortization expense.
Southern
Revenues for the Southern division decreased during the year ended December 31, 2019 as compared to the year ended December 31, 2018 due to three primary factors: a $2.1 million decrease in revenue due to management’s decision to exit the Eagle Ford shale area in 2018, a $1.9 million decrease in pipeline revenue and a $1.1 million decline in trucking revenue. In the Southern division, despite the overall decline in revenue due to pricing pressures, the volume of water transported by our pipeline increased in 2019 driven by a number of new customers acquired to replace the loss of a sizable customer’s pipeline volumes. The volumes from this particular customer largely ceased in May 2019. Disposal revenue was effectively flat with pricing decreases negating the slight increase in volumes. Trucking total billed hours were down approximately 24% in 2019 and revenue decreased $1.1 million due to overall lower customer activity in the region. During 2019, natural gas prices, as measured by the Henry Hub Natural Gas index, decreased 36% from $3.25 in 2018 to $2.09 in 2019, leading to a rig count reduction of 15% in the Southern operating area from 62 in 2018 to 53 in 2019.
In the Southern division, direct operating costs decreased during the year ended December 31, 2019 as compared to the year ended December 31, 2018 with direct operating costs as a percentage of revenue improving to 66.0% in 2019 as compared to 74.1% in the prior year period due to an increase in higher margin disposal services relative to trucking services. Operating loss improved by $6.2 million over the prior year period due to $5.5 million in restructuring and impairment charges during the year ended December 31, 2018 in connection with the Eagle Ford exit, while goodwill impairment charges were $2.7 million in 2019. Additionally, there was $3.0 million in lower depreciation and amortization expense in 2019.
Corporate/Other
The costs associated with the Corporate/Other division are primarily general and administrative costs. The Corporate general and administrative costs for the year ended December 31, 2019 were $16.8 million lower than those reported for the year ended December 31, 2018 due primarily to $15.3 million in compensation costs related to the departure of our former Chief Executive Officer and Chief Financial Officer during 2018. Operating loss for the Corporate division improved by $17.2 million due to the aforementioned compensation cost reduction and $0.3 million in non-recurring impairment charges in the prior year period.
Liquidity and Capital Resources
Cash Flows and Liquidity
Our consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business. Our primary sources of capital for 2020 included cash generated by our operations and asset sales, our credit facilities, our Paycheck Protection Program loan, a comprehensive refinancing of the majority of the Company’s debt on November 16, 2020 with a commercial bank, and the proceeds received on January 2, 2019 from our 2018 Rights Offering (as defined below). During the years ended December 31, 2020 and December 31, 2019, cash provided by operating activities was $13.2 million and $6.5 million, respectively, and losses from continuing operations were $44.1 million and $54.9 million, respectively. As of December 31, 2020, our total indebtedness was $35.0 million and total liquidity was $17.9 million, consisting of $12.9 million of cash and $5.0 million available under the Operating LOC Loan (as defined below).

On November 16, 2020, the Company entered into a Loan Agreement (the “Master Loan Agreement”) with First International Bank & Trust, a North Dakota banking corporation (“Lender”). Pursuant to the Master Loan Agreement, Lender agreed to extend to the Company: (i) the “Equipment Loan”; (ii) a $10.0 million real estate term loan (the “CRE Loan”); (iii) a $5.0 million operating line of credit (the “Operating LOC Loan”); and (iv) a $4.839 million letter of credit facility (the “Letter of Credit Facility”) (the CRE Loan, the Equipment Loan, the Operating LOC Loan and the Letter of Credit Facility, collectively may be referred to as the “Loans”). The Loans were funded and closed on November 20, 2020. In connection with the closing of the Loans, the Company repaid all outstanding obligations in full under the First Lien Credit Agreement (as defined below) and the Second Lien Term Loan Agreement (as defined below) totaling $12.6 million and $8.3 million, respectively.
The Company continues to incur operating losses, and we anticipate losses to continue into the near future. Additionally, due to the COVID-19 outbreak, there has been a significant decline in oil and natural gas demand, which has negatively impacted our customers’ demand for our services, resulting in uncertainty surrounding the potential impact on our cash flows, results of operations and financial condition. We expect demand for oilfield services to be curtailed for the foreseeable future as we anticipate our customers’ crude oil or natural gas drilling and completion activity to continue to operate at lower levels.
In order to mitigate these conditions, the Company implemented various initiatives during 2020 that management believes positively impacted our operations, including personnel and salary reductions, other changes to our operating structure to achieve additional cost reductions, and the sale of certain assets. We believe that as a result of the cost reduction initiatives, our cash flow from operations, together with cash on hand and other available liquidity, will provide sufficient liquidity to fund operations for at least the next twelve months.
The following table summarizes our sources and uses of cash, cash equivalents and restricted cash for the years ended December 31, 2020, 2019 and 2018 (in thousands):
	Year Ended December 31,
Net cash provided by (used in):	2020	2019	2018
Operating activities	$13,165	$6,519	$9,449
Investing activities	(165)	(1,264)	(35,318)
Financing activities	(3,010)	(7,503)	27,043
Change in cash, cash equivalents and restricted cash	$9,990	$(2,248)	$1,174
Operating Activities
Net cash provided by operating activities was $13.2 million for the year ended December 31, 2020. The net loss, after adjustments for non-cash items, provided cash and restricted cash of $1.2 million in 2020 as compared to $12.1 million in 2019, as described below. Changes in operating assets and liabilities provided $12.0 million primarily due to a decrease of accounts receivable of $11.2 million. The non-cash items and other adjustments included $28.6 million of depreciation and amortization expense, long-lived asset impairment charges of $15.6 million, stock-based compensation expense of $2.0 million partially offset by a $1.6 million gain on the sale of assets.
Net cash provided by operating activities was $6.5 million for the year ended December 31, 2019. The net loss, after adjustments for non-cash items, provided cash and restricted cash of $12.1 million in 2019 as compared to $3.9 million in 2018, as described below. Changes in operating assets and liabilities used $5.6 million primarily due to a decrease in accounts payable and accrued and other current liabilities. The non-cash items and other adjustments included $36.2 million of depreciation and amortization expense, goodwill impairment charges of $29.5 million, stock-based compensation expense of $2.0 million, and long-lived asset impairment charges of $0.8 million partially offset by a $2.0 million gain on the sale of assets.
Net cash provided by operating activities was $9.4 million for the year ended December 31, 2018. The net loss, after adjustments for non-cash items, provided cash and restricted cash of $3.9 million. Changes in operating assets and liabilities provided $5.6 million primarily due to an increase in accounts payable and accrued liabilities, as well as a decrease in prepaid expenses and other receivables. The non-cash items and other adjustments included $46.4 million of depreciation and amortization expense, stock-based compensation expense of $12.7 million, $4.8 million for impairment of long-lived assets, and a $0.3 million change in deferred income taxes partially offset by a $0.9 million gain on the disposal of property, plant and equipment, a $0.4 million gain resulting from the change in the fair value of the derivative warrant liability, and bad debt recoveries of $0.3 million.
Investing Activities
Net cash used in investing activities was $0.2 million for the year ended December 31, 2020, and primarily consisted of $3.4 million for purchases of property, plant and equipment, offset by $3.2 million of proceeds from the sale of property, plant and equipment. Asset sales were primarily comprised of the disposition of two properties and under-utilized or non-core assets, while asset purchases included investments in our disposal capacity and our fleet upgrades for water transport and disposal services.
Net cash used in investing activities was $1.3 million for the year ended December 31, 2019, and primarily consisted of $8.2 million for purchases of property, plant and equipment, partially offset by $7.0 million of proceeds from the sale of property, plant and equipment. Asset sales were primarily comprised of under-utilized or non-core assets, while asset purchases included investments in our disposal capacity and our trucks for water transport and disposal services.
Net cash used in investing activities was $35.3 million for the year ended December 31, 2018, and consisted primarily of $42.3 million in cash paid for the acquisition of Clearwater (which is discussed further in Note 6 in the Notes to the Consolidated Financial Statements herein), $12.2 million for purchases of property, plant and equipment, partially offset by $19.1 million of proceeds from the sale of property, plant and equipment.
Financing Activities
Net cash used in financing activities was $3.0 million for the year ended December 31, 2020 and was primarily comprised of $27.0 million of payments on the First Lien Term Loan and Second Lien Term Loan, $2.0 million of payments on vehicle finance leases and other financing activities, partially offset by proceeds from the Equipment Loan of $13.0 million, the CRE Loan of $10.0 million and the PPP Loan (as defined below) of $4.0 million.
Net cash used in financing activities was $7.5 million for the year ended December 31, 2019 and was primarily comprised of $31.4 million in cash payments for the Bridge Term Loan, $4.9 million of payments on the First Lien Term Loan and Second Lien Term Loan, $2.2 million of payments on finance leases and other financing activities, partially offset by $31.1 million of proceeds received from the issuance of stock for the completed Rights Offering.
Net cash provided by financing activities was $27.0 million for the year ended December 31, 2018, and consisted of $32.5 million in proceeds from the Bridge Term Loan, $10.0 million in additional proceeds under the First Lien Term Loan, partially offset primarily by payments of $13.4 million on the First Lien Term Loan and Second Lien Term Loan and $1.9 million in payments under capital leases and other financing activities. The Bridge Term Loan proceeds were primarily related to the acquisition of Clearwater and were repaid on January 2, 2019 from the proceeds raised in the Rights Offering.
Capital Expenditures
Our capital expenditure program is subject to market conditions, including customer activity levels, commodity prices, industry capacity and specific customer needs. Cash required for capital expenditures for the year ended December 31, 2020 totaled $3.4 million compared to $8.2 million for the year ended December 31, 2019. These capital expenditures were partially offset by proceeds received from the sale of under-utilized or non-core assets of $3.2 million and $7.0 million in the years ended December 31, 2020 and 2019, respectively.
A portion of our transportation-related capital requirements are financed through finance leases (see Note 5 in the Notes to the Consolidated Financial Statements for further discussion of finance leases). We had $0.5 million and $9.5 million of equipment additions under finance leases during the years ended December 31, 2020 and 2019, respectively.
We continue to focus on improving the utilization of our existing assets and optimizing the allocation of resources in the various shale basins in which we operate. Due to the COVID-19 outbreak, we implemented a significant reduction in our capital expenditures budget for fiscal 2020, as discussed above in “Trends Affecting Our Operating Results.” Our planned capital expenditures for 2021 are expected to be financed through cash flow from operations, finance leases, borrowings under our Operating LOC Loan, or a combination of the foregoing.
Indebtedness
As of December 31, 2020, we had $35.0 million of indebtedness outstanding, consisting of $13.0 million under the Equipment Loan, $9.9 million under the CRE Loan, $4.0 million under the PPP Loan, $0.4 million under the Vehicle Term Loan (as defined below), $0.2 million under the Equipment Finance Loan (defined below), and $7.6 million of finance leases for vehicle financings and real property leases.
As further described below, the Loans contain certain affirmative and negative covenants, including a minimum debt service coverage ratio (“DSCR”), beginning December 31, 2021, as well as other terms and conditions that are customary for loans of this type. As of December 31, 2020, we were in compliance with all covenants.
Master Loan Agreement
On November 16, 2020, the Company entered into the Master Loan Agreement with Lender. Pursuant to the Master Loan Agreement, Lender agreed to extend to the Company: (i) the Equipment Loan that is subject to the MSPLF; (ii) the CRE Loan; (iii) the Operating LOC Loan; and (iv) the Letter of Credit Facility. On November 18, 2020, the Company was advised by Lender that the Equipment Loan had been approved as a MSPLF, and the Loans were funded and closed on November 20, 2020. In connection with the closing of the Loans, the Company repaid all outstanding obligations in full under the First Lien Credit Agreement and Second Lien Term Loan Agreement totaling $12.6 million and $8.3 million, respectively.
The terms of the Master Loan Agreement provide for customary events of default, including, among others, those relating to a failure to make payment, bankruptcy, breaches of representations and covenants, and the occurrence of certain events. Pursuant to the Master Loan Agreement, the Company must maintain a minimum DSCR of 1.35 to 1.00 beginning December 31, 2021 and annually on December 31 of each year thereafter. The DSCR means the ratio of (i) Adjusted EBITDA to (ii) the annual debt service obligations (less subordinated debt annual debt service) of the Company, calculated based on the actual four quarters ended on the applicable December 31 measurement date. If the DSCR falls below 1.35 to 1.00, then in addition to all other rights and remedies available to Lender, the interest rates on the CRE Loan, the Operating LOC Loan and the Letter of Credit Facility will increase by 1.5% until the minimum DSCR is maintained. The Company may cure a failure to comply with the DSCR by issuing equity interests in the Company for cash and applying the proceeds to the applicable Adjusted EBITDA measurement.
In addition, the Master Loan Agreement limits capital expenditures to $7.5 million annually and requires the Company to maintain a positive working capital position of at least $7.0 million at all times. The Master Loan Agreement also requires the Company deposit into a reserve account held by Lender (the “Reserve Account”) the sum of $2.5 million and make additional monthly deposits of $100 thousand into the Reserve Account. Funds held in the Reserve Account are not accessible by the Company and are pledged as additional security for the CRE Loan, the Operating LOC Loan and the Letter of Credit Facility.
Equipment Loan
The Equipment Loan is evidenced by that certain Promissory Note (Equipment Loan) executed by the Company in the original principal amount of $13.0 million. The Equipment Loan bears interest at a rate of one-month US dollar LIBOR plus 3.00%. Interest payments during the first year will be deferred and added to the loan balance and principal payments during the first two years will be deferred. Monthly amortization of principal will commence on December 1, 2022, with principal amortization payments due in annual installments of 15% on November 16, 2023, 15% on November 16, 2024, and the remaining 70% on the maturity date of November 16, 2025. The Equipment Loan, plus accrued and unpaid interest, may be prepaid at any time at par. The entire outstanding principal balance of the Equipment Loan together with all accrued and unpaid interest is due and payable in full on November 16, 2025. In connection with the Equipment Loan, the Company paid a $130 thousand origination fee to Lender and a $130 thousand origination fee to MSPLF.
The Equipment Loan includes all covenants and certifications required by the MSPLF, including, without limitation, the MSPLF Borrower Certifications and Covenants Instructions and Guidance. In connection with the same, the Company delivered a Borrower Certifications and Covenants (the “MS Certifications and Covenants”) to MS Facilities LLC, a Delaware limited liability company, a special purpose vehicle of the Federal Reserve. Under the MS Certifications and Covenants, the Company is subject to certain restrictive covenants during the period that the Equipment Loan is outstanding and, with respect to certain of those restrictive covenants, for an additional one year period after the Equipment Loan is repaid, including restrictions on the Company’s ability to repurchase stock, pay dividends or make other distributions and limitations on executive compensation and severance arrangements. The Equipment Loan is secured by a first lien security interest in all equipment and titled vehicles of the Company and its subsidiaries.
CRE Loan
The CRE Loan is evidenced by that certain Promissory Note (Real Estate) executed by the Company in the original principal amount of $10.0 million. The CRE Loan bears interest at the Federal Home Loan Bank Rate of Des Moines three-year advance rate plus 4.50% with an interest rate floor of 6.50%. The CRE Loan has a twelve-year maturity. The Company is required to make monthly principal and interest payments, and monthly escrow deposits for real estate taxes and insurance. The entire outstanding principal balance of the CRE Loan together with all accrued and unpaid interest is due and payable in full on November 13, 2032. In connection with the CRE Loan, the Company paid a $150 thousand origination fee to Lender.
The CRE Loan is secured by a first lien real estate mortgage on certain real estate owned by the Company and its subsidiaries and by the Reserve Account. The Company will incur a declining prepayment premium of 6%, 5%, 4%, 3%, 2%, and 1% of the outstanding principal balance of the CRE Loan over the first six years of the loan, respectively. The Company is not permitted to prepay the principal of the CRE Loan more than 5% per year without Lender’s prior written approval.
Operating LOC Loan
The Operating LOC Loan is evidenced by that certain Revolving Promissory Note (Operating Line of Credit Loan) executed by the Company in the original maximum principal amount of $5.0 million. The Operating LOC Loan bears interest at a variable rate, adjusting daily, equal to the Prime Rate plus 3.75%, with an interest rate floor of 7.00%. In connection with the Operating LOC Loan, the Company paid a $50 thousand origination fee to Lender. The Operating LOC Loan is currently undrawn and fully available to the Company.
The Operating LOC Loan is secured by a first lien security interest in all business assets of the Company and its subsidiaries, including without limitation all accounts receivable, inventory, trademarks and intellectual property licenses to which it is a party and by the Reserve Account. The entire outstanding principal balance of the Operating LOC Loan together with all accrued and unpaid interest is due and payable in full on November 14, 2021.
Letter of Credit Facility
The Letter of Credit Facility provides for the issuance of letters of credit of up to $4.839 million in aggregate face amount and is evidenced by that certain Promissory Note (Letter of Credit Loan) executed by the Company. Amounts drawn on letters of credit issued under the Letter of Credit Facility bear interest at a variable rate, adjusting daily, equal to the Prime Rate plus 3.75%, with an interest rate floor of 7.00%. The Letter of Credit Facility has a one-year final maturity on November 19, 2021.

On January 25, 2021, the Letter of Credit Facility was amended in order to increase by $510,000 the maximum availability thereunder. As amended, the Letter of Credit Facility provides for the issuance of letters of credit of up to $5.349 million in aggregate face amount and is evidenced by that certain Amended and Restated Promissory Note (Letter of Credit Loan), dated January 25, 2021, executed by the Company.
In connection with the Letter of Credit Facility, the Company is required to pay an annual fee equal to 3.00% of the maximum undrawn face amount of each letter of credit issued thereunder. The Letter of Credit Facility is secured by a first lien security interest in all business assets of the Company and its subsidiaries and by the Reserve Account.
First Lien Credit Agreement
On the Effective Date, pursuant to the Plan, the Company entered into a $45.0 million First Lien Credit Agreement (the “First Lien Credit Agreement”) by and among the lenders party thereto (the “First Lien Credit Agreement Lenders”), ACF FinCo I, LP, as administrative agent (the “Credit Agreement Agent”), and the Company, which included a $30.0 million senior secured revolving credit facility (the “Revolving Facility”) and a $15.0 million senior secured term loan facility (the “First Lien Term Loan”). The First Lien Credit Agreement also contained an accordion feature that provided for an increase in availability of up to an additional $20.0 million, subject to the satisfaction of certain terms and conditions contained in the First Lien Credit Agreement.
On October 5, 2018, in connection with the Clearwater Acquisition, we entered into a First Amendment to the Credit Agreement (the “First Amendment to the Credit Agreement”) with the First Lien Credit Agreement Lenders and the Credit Agreement Agent, which amended the First Lien Credit Agreement. Pursuant to the First Amendment to the Credit Agreement, the Credit Agreement Lenders provided us with an additional term loan under the First Lien Credit Agreement in the amount of $10.0 million, which was used to finance a portion of the Clearwater Acquisition.
On July 13, 2020, the Company entered into the Third Amendment to First Lien Credit Agreement (the “Third Amendment to First Lien Credit Agreement”) with the First Lien Credit Agreement Lenders and Credit Agreement Agent, which further amended the First Lien Credit Agreement to extend the maturity date from February 7, 2021 to May 15, 2022. In connection with the Third Amendment to First Lien Credit Amendment, on July 13, 2020, the Company repaid $2.5 million of the outstanding principal amount of the First Lien Term Loan.
On November 20, 2020, in connection with the closing of the Loans, all amounts outstanding under the First Lien Term Loan totaling $12.6 million were repaid in full, and all of the commitments and obligations under the First Lien Credit Agreement were terminated.
The Company made a liquidated damages payment in the amount of $0.5 million and paid a deferred amendment fee of $325 thousand as a result of the repayment of indebtedness and termination of the First Lien Credit Agreement. The Company also deposited approximately $5.1 million as cash collateral to secure outstanding letters of credit, which will be released and refunded to the Company upon cancellation of such outstanding letters of credit as replacements are issued under the Letter of Credit Facility. In connection with the repayment of outstanding indebtedness by the Company, the Company was permanently released from all security interests, mortgages, liens and encumbrances under the First Lien Credit Agreement.
Second Lien Term Loan Credit Agreement
On the Effective Date, pursuant to the Plan, the Company also entered into the Second Lien Term Loan Agreement (the “Second Lien Term Loan Agreement”) by and among the lenders party thereto (the “Second Lien Term Loan Lenders”), Wilmington, and the Company. Pursuant to the Second Lien Term Loan Agreement, the Second Lien Term Loan Lenders agreed to extend to the Company a $26.8 million second lien term loan facility (the “Second Lien Term Loan”), of which $21.1 million was advanced on the Effective Date and up to an additional $5.7 million was available at the request of the Company after the closing date subject to the satisfaction of certain terms and conditions specified in the Second Lien Term Loan Agreement.

On July 13, 2020, the Company entered into a Second Amendment to Credit Agreement with the lenders party thereto and Wilmington, which amended the Second Lien Term Loan Credit Agreement to extend the maturity date from October 7, 2021 to November 15, 2022.
On November 20, 2020, in connection with the closing of the Loans, all amounts outstanding under the Second Lien Term Loan Agreement totaling $8.3 million were repaid in full, and all of the commitments and obligations under the Second Lien Term Loan Agreement were terminated. The Company did not incur any early termination penalties as a result of the repayment of indebtedness and termination of the Second Lien Term Loan Agreement. In connection with the repayment of outstanding indebtedness by the Company, the Company was permanently released from all security interests, mortgages, liens and encumbrances under the Second Lien Term Loan Credit Agreement.
Paycheck Protection Program Loan
On May 8, 2020, pursuant to the Paycheck Protection Program (the “PPP”) under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) enacted on March 27, 2020, an indirect wholly-owned subsidiary of the Company (the “PPP Borrower”) received proceeds of a loan (the “PPP Loan”) from First International Bank & Trust (the “PPP Lender”) in the principal amount of $4.0 million. The PPP Loan is evidenced by a promissory note (the “Promissory Note”), dated May 8, 2020. The Promissory Note is unsecured, matures on May 8, 2022, bears interest at a rate of 1.00% per annum, and is subject to the terms and conditions applicable to loans administered by the U.S. Small Business Administration (the “SBA”) under the CARES Act.
Under the terms of the PPP, up to the entire principal amount of the PPP Loan, and accrued interest, may be forgiven if the proceeds are used for certain qualifying expenses over the covered period as described in the CARES Act and applicable implementing guidance issued by the SBA, subject to potential reduction based on the level of full-time employees maintained by the organization during the covered period as compared to a baseline period.
In June 2020, the Paycheck Protection Program Flexibility Act of 2020 (“Flexibility Act”) was signed into law, which amended the CARES Act. The Flexibility Act changed key provisions of the PPP, including, but not limited to, (i) provisions relating to the maturity of PPP loans, (ii) the deferral period covering PPP loan payments and (iii) the process for measurement of loan forgiveness. More specifically, the Flexibility Act provides a minimum maturity of five years for all PPP loans made on or after the date of the enactment of the Flexibility Act (“June 5, 2020”) and permits lenders and borrowers to extend the maturity date of earlier PPP loans by mutual agreement. As of the date of this filing, the Company has not approached the PPP Lender to request an extension of the maturity date from two years to five years. The Flexibility Act also provides that if a borrower does not apply for forgiveness of a loan within 10 months after the last day of the measurement period (“covered period”), the PPP loan is no longer deferred and the borrower must begin paying principal and interest. In addition, the Flexibility Act extended the length of the covered period from eight weeks to 24 weeks from receipt of proceeds, while allowing borrowers that received PPP loans before June 5, 2020 to determine, at their sole discretion, a covered period of either eight weeks or 24 weeks.
The PPP Borrower used the PPP Loan proceeds for designated qualifying expenses over the covered period and applied for forgiveness of the PPP Loan during September 2020 in accordance with the terms of the PPP, but no assurance can be given that the PPP Borrower will obtain forgiveness of the PPP Loan in whole or in part. As such, the Company has classified the PPP loan as debt and it is included in long-term debt on the consolidated balance sheet.
With respect to any portion of the PPP Loan that is not forgiven, the PPP Loan will be subject to customary provisions for a loan of this type, including customary events of default relating to, among other things, payment defaults, breaches of the provisions of the Promissory Note and cross-defaults on any other loan with the PPP Lender or other creditors. Upon a default under the Promissory Note, including the non-payment of principal or interest when due, the obligations of the PPP Borrower thereunder may be accelerated. In the event the PPP Loan is not forgiven, the principal amount of $4.0 million shall be repaid at maturity.
The Company obtained the consent of the lenders under each of the First Lien Credit Agreement and the Second Lien Term Loan Credit Agreement for the PPP Borrower to enter into and obtain the funds provided by the PPP Loan.

Vehicle Term Loan
On December 27, 2019, we entered into a Direct Loan Security Agreement (the “Vehicle Term Loan”) with PACCAR Financial Corp as the Secured Party. The Vehicle Term Loan was used to refinance 38 trucks that were previously recorded as finance leases with balloon payments that would have been due in January of 2020. The Vehicle Term Loan matures on December 27, 2021, when the entire unpaid principal balance and interest, plus any other accrued charges, shall become due and payable. The Vehicle Term Loan shall be repaid in installments of $31,879 beginning on January 27, 2020 and on the same day of each month thereafter, with interest accruing at an annual rate of 5.27%.
Equipment Finance Loan
On November 20, 2019, we entered into a Retail Installment Contract (the “Equipment Finance Loan”) with a secured party to finance $0.2 million of equipment. The Equipment Finance Loan matures on November 15, 2022, and shall be repaid in monthly installments of approximately $7 thousand beginning December 2019 and then each month thereafter, with interest accruing at an annual rate of 6.50%.
Off Balance Sheet Arrangements
As of December 31, 2020, we did not have any material off-balance-sheet arrangements as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.
Critical Accounting Policies and Estimates
Our discussion and analysis of financial condition and results of operations are based upon our audited consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results, however, may materially differ from our calculated estimates.
We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements and changes in these judgments and estimates may impact future results of operations and financial condition. For additional discussion of our accounting policies see Note 3 in the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K.
Allowance for Doubtful Accounts
Accounts receivable are recognized and carried at the original invoice amount less an allowance for doubtful accounts. We provide an allowance for doubtful accounts to reflect the expected uncollectibility of trade receivables for both billed and unbilled receivables on our service and rental revenues. We perform ongoing credit evaluations of prospective and existing customers and adjust credit limits based upon payment history and the customer’s current credit worthiness, as determined by a review of their current credit information. In addition, we continuously monitor collections and payments from customers and maintain a provision for estimated credit losses based upon historical experience and any specific customer collection issues that have been identified. Inherent in the assessment of the allowance for doubtful accounts are certain judgments and estimates including, among others, the customer’s willingness or ability to pay, our compliance with customer invoicing requirements, the effect of general economic conditions and the ongoing relationship with the customer. Additionally, if the financial condition of a specific customer or our general customer base were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Accounts receivable are presented net of allowances for doubtful accounts of approximately $1.0 million, $1.3 million, and $1.6 million at December 31, 2020, 2019 and 2018, respectively.
Impairment of Goodwill
Our goodwill was tested for impairment annually at October 1st and more frequently if events or circumstances lead to a determination that it was more likely than not that the fair value of a reporting unit is less than its carrying amount. If after assessing the totality of events or circumstances, an entity determined it was not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the impairment test was unnecessary. In the event a determination was made that it was more likely than not that the fair value of a reporting unit was less than its carrying value, the goodwill impairment test was performed. The first step of the test, used to identify potential impairment, compared the estimated fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit was not considered to be impaired. If the carrying amount of a reporting unit exceeded its fair value, since we adopted ASU No. 2017-04, Intangibles — Goodwill and Other (Topic 350) — Simplifying the Test for Goodwill Impairment, an impairment charge was recorded based on the excess of a reporting unit’s carrying amount over its fair value.
When we reviewed goodwill for impairment as of October 1, 2019, we determined that it was more likely than not that the fair value of the reporting units were less than their carrying value. As a result, we completed the goodwill impairment test and determined that the fair value of all three reporting units was less than the carrying amount, resulting in a goodwill impairment charge of $29.5 million during the year ended December 31, 2019. See Note 8 for further details on the goodwill impairment during 2019.
Impairment of Long-Lived Assets and Intangible Assets with Finite Useful Lives
We review long-lived assets including intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate the carrying value of a long-lived asset (or asset group) may not be recoverable. If an impairment indicator is present, we evaluate recoverability by comparing the estimated future cash flows of the asset group, on an undiscounted basis, to their carrying values. The asset group represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the undiscounted cash flows exceed the carrying value, no impairment is present. If the undiscounted cash flows are less than the carrying value, the impairment is measured as the difference between the carrying value and the fair value of the long-lived asset (or asset group). Our determination that an event or change in circumstance has occurred potentially indicating the carrying amount of an asset (or asset group) may not be recoverable generally includes but is not limited to one or more of the following: (1) a deterioration in an asset’s financial performance compared to historical results, (2) a shortfall in an asset’s financial performance compared to forecasted results, (3) changes affecting the utility and estimated future demands for the asset, (4) a significant decrease in the market price of an asset, (5) a current expectation that a long-lived asset will be sold or disposed of significantly before the end of its previously estimated useful life, (6) a significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition, and (7) declining operations and severe changes in projected cash flows.
We recorded total impairment charges of $15.6 million, $0.8 million and $4.8 million for long-lived assets during the years ended December 31, 2020, 2019 and 2018, respectively, which was included in “Impairment of long-lived assets” in the consolidated statement of operations. Of the impairment charges recorded during the year ended December 31, 2020, $15.0 million related to long-lived assets and $0.6 million related to long-lived assets classified as held for sale. All of the impairment charges recorded during 2019 and 2018 were related to long-lived assets classified as held for sale. We could recognize future impairments to the extent adverse events or changes in circumstances result in conditions in which long-lived assets are not recoverable. See Note 8 in the Notes to the Consolidated Financial Statements for additional information on our impairment charges.
Income Taxes and Valuation of Deferred Tax Assets
We are subject to federal income taxes and state income taxes in those jurisdictions in which we operate. We exercise judgment with regard to income taxes in interpreting whether expenses are deductible in accordance with federal income tax and state income tax codes, estimating annual effective federal and state income tax rates and assessing whether deferred tax assets are, more likely than not, expected to be realized. The accuracy of these judgments impacts the amount of income tax expense we recognize each period.
With regard to the valuation of deferred tax assets, we record valuation allowances to reduce net deferred tax assets to the amount considered more likely than not to be realized. All available evidence is considered to determine whether, based on the weight of that evidence, a valuation allowance for deferred tax assets is needed. See Note 19 to our Consolidated Financial Statements herein for further information regarding the valuation of our deferred tax assets and the impact of new legislation.
Future realization of the tax benefit of an existing deductible temporary difference or carryforward ultimately depends on the existence of sufficient taxable income of the appropriate character (for example ordinary income or capital gain) within the carryback or carryforward periods available under the tax law. We have had significant pretax losses in recent years. Accordingly, we do not have income in carryback years. These cumulative losses also present significant negative evidence about the likelihood of income in carryforward periods.
Future reversals of existing taxable temporary differences are another source of taxable income that is used in this analysis. As a result, deferred tax liabilities in excess of deferred tax assets generally will provide support for recognition of deferred tax assets. However, most of our deferred tax assets are associated with net operating loss (“NOL”) carryforwards, many of which statutorily expire after a specified number of years; therefore, we compare the estimated timing of these taxable timing difference reversals with the scheduled expiration of our NOL carryforwards, considering any limitations on use of NOL carryforwards, and record a valuation allowance against deferred tax assets for which realization is not more likely than not. In addition, as a result of limitations on the use of our NOLs due to prior ownership changes, we have reduced our deferred tax asset and corresponding valuation allowance by the NOLs that will likely expire unused.
As a matter of law, we are subject to examination by federal and state taxing authorities. We have estimated and provided for income taxes in accordance with settlements reached with the Internal Revenue Service in prior audits. Although we believe that the amounts reflected in our tax returns substantially comply with the applicable federal and state tax regulations, both the IRS and the various state taxing authorities can take positions contrary to our position based on their interpretation of the law. A tax position that is challenged by a taxing authority could result in an adjustment to our income tax liabilities and related tax provision.
We measure and record tax contingency accruals in accordance with GAAP which prescribes a threshold for the financial statement recognition and measurement of a tax position taken or expected to be taken in a return. Only positions meeting the “more likely than not” recognition threshold at the effective date may be recognized or continue to be recognized. A tax position is measured at the largest amount that is greater than 50% likely of being realized upon ultimate settlement.
Revenue Recognition
On January 1, 2018, we adopted the guidance in ASC 606, including all related amendments, and applied the new revenue standard to all contracts using the modified retrospective method. The impact of the new revenue standard was not material and there was no adjustment required to the opening balance of retained earnings. The comparative information has not been restated and continues to be reported under ASC 605, or the accounting guidance in effect for those periods.
Revenues are generated upon the performance of contracted services under formal and informal contracts with customers. Revenues are recognized when the contracted services for our customers are completed in an amount that reflects the consideration we expect to be entitled to in exchange for those services. Sales and usage-based taxes are excluded from revenues. Payment is due when the contracted services are completed in accordance with the payment terms established with each customer prior to providing any services. As such, there is no significant financing component for any of our revenues.
Some of our contracts with customers involve multiple performance obligations as we are providing more than one service under the same contract, such as water transport services and disposal services. However, our core service offerings are capable of being distinct and also are distinct within the context of contracts with our customers. As such, these services represent separate performance obligations when included in a single contract. We have standalone pricing for all of our services which is negotiated with each of our customers in advance of providing the service. The contract consideration is allocated to the individual performance obligations based upon the standalone selling price of each service, and no discount is offered for a bundled services offering.
Environmental and Legal Contingencies
We have established liabilities for environmental and legal contingencies. We record a loss contingency for these matters when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In determining the liability, we consider a number of factors including, but not limited to, the jurisdiction of the claim, related claims, insurance coverage when insurance covers the type of claim and our historic outcomes in similar matters, if applicable. We are primarily self-insured against physical damage to our property, equipment and vehicles due to large deductibles or self-insurance. We are also self-insured for certain potential liabilities for third-party vehicular claims. A significant amount of judgment and the use of estimates are required to quantify our ultimate exposure in these matters, and the actual outcome could differ significantly from estimated amounts. The determination of liabilities for these contingencies is reviewed periodically to ensure that we have accrued the proper level of expense. The liability balances are adjusted to account for changes in circumstances for ongoing issues, including the effect of any applicable insurance coverage for these matters. While we believe that the amount accrued is adequate, future changes in circumstances, or in our assumptions or estimates, could impact these determinations or have a negative impact on our reported financial results.
Asset Retirement Obligations
We record obligations to retire tangible, long-lived assets on our balance sheet as liabilities, which are recorded at a discount when we incur the liability. A certain amount of judgment is involved in estimating the future cash flows of such obligations, as well as the timing of these cash flows. If our assumptions and estimates on the amount or timing of the future cash flows change, it could potentially have a negative impact on our earnings.
Recently Issued Accounting Pronouncements
See the “Recently Issued Accounting Pronouncements” section of Note 3 on Significant Accounting Policies in the Notes to the Consolidated Financial Statements herein for a complete description of recent accounting standards which may be applicable to our operations. The significant accounting standards that have been adopted during the year ended December 31, 2020 are described in Note 3 on Significant Accounting Policies in the Notes to the Consolidated Financial Statements herein.
Item 7A.   Quantitative and Qualitative Disclosures about Market Risk
Inflation
Inflationary factors, such as increases in our cost structure, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of sales revenue if the selling prices of our products do not increase with these increased costs.
Commodity Risk
We are subject to market risk exposures arising from declines in oil and natural gas drilling activity in unconventional areas, which is primarily a function of the market price for oil and natural gas. Various factors beyond our control affect the market prices for oil and natural gas, including but not limited to the level of consumer demand, governmental regulation, the price and availability of alternative fuels, oil supply conflicts, political instability in foreign markets, weather-related factors and the overall economic environment. Market prices for oil and natural gas historically have been volatile and unpredictable, and we expect this volatility to continue in the future. Prolonged declines in the market price of oil and/or natural gas could contribute to declines in drilling activity and accordingly would reduce demand for our services. We attempt to manage this risk by strategically aligning our assets with those areas where we believe demand is highest and market conditions for our services are most favorable. If there is further deterioration in our business operations or prospects, our stock price, the broader economy or our industry, including further declines in oil and natural gas prices, the value of our long-lived assets, or those we may acquire in the future, could decrease significantly and result in additional impairment and financial statement write-offs which could have a material adverse effect on our financial condition, results of operations and cash flows.
Interest Rates
As of December 31, 2020, no borrowings were outstanding under the Operating LOC Loan, while the outstanding principal balances on the Equipment Loan and CRE Loan were $13.0 million and $9.9 million, respectively. Interest on the Equipment Loan accrues at an annual rate equal to the LIBOR Rate plus 3.00%, and interest on the CRE Loan accrues at an annual rate equal to the Federal Home Loan Bank Rate of Des Moines three-year advance rate plus 4.50%, with an interest rate floor of 6.50%. The weighted average interest rate for the year ended December 31, 2020 was 7.0% for the Operating LOC Loan, 3.1% for the Equipment Loan, and 6.5% for the CRE Loan. We have assessed our exposure to changes in interest rates on variable rate debt by analyzing the sensitivity to our earnings assuming various changes in market interest rates. Assuming a hypothetical increase of 1% to the interest rates on the average outstanding balance of our variable rate debt portfolio during the year ended December 31, 2020, our net interest expense for year ended December 31, 2020 would have increased by an estimated $0.2 million.
Item 8.   Financial Statements and Supplementary Data
The financial statements and supplementary data required by Regulation S-X are included in Item 15. “Exhibits, Financial Statement Schedules” contained in Part IV, Item 15 of this Annual Report on Form 10-K.
Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
None.
Item 9A.   Controls and Procedures
Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in company reports filed or submitted under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Interim Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
Evaluation of Disclosure Controls and Procedures
An evaluation of the effectiveness of our disclosure controls and procedures was performed under the supervision of, and with the participation of, management, including our Chief Executive Officer and Interim Chief Financial Officer, as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our Chief Executive Officer and Interim Chief Financial Officer concluded that our disclosure controls and procedures are effective.
Management’s Annual Report on Internal Control over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company’s internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.
The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. In making its assessment of internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2020.
Due to our aggregate market value of the voting and non-voting common equity held by non-affiliates falling below $75.0 million as of June 30, 2020, and our corresponding status as a smaller reporting company, our independent registered public accounting firm, Moss Adams LLP, was not required to issue an audit report on the effectiveness of our internal control over financial reporting for the year ended December 31, 2020.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting during the year ended December 31, 2020 that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.
Item 9B.   Other Information
None.

PART III
Item 10.
Directors, Executive Officers and Corporate Governance

The information required by this item will be contained in, and is incorporated by reference to, the Definitive Proxy Statement for our 2021 Annual Meeting of Stockholders or a Form 10-K/A which, in either case, we will file with the Securities and Exchange Commission within 120 days after our fiscal year ended December 31, 2020.
Item 11.
Executive Compensation

The information required by this item will be contained in, and is incorporated by reference to, the Definitive Proxy Statement for our 2021 Annual Meeting of Stockholders or a Form 10-K/A which, in either case, we will file with the Securities and Exchange Commission within 120 days after our fiscal year ended December 31, 2020.
Item 12.
Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be contained in, and is incorporated by reference to, the Definitive Proxy Statement for our 2021 Annual Meeting of Stockholders or a Form 10-K/A which, in either case, we will file with the Securities and Exchange Commission within 120 days after our fiscal year ended December 31, 2020.
Item 13.
Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be contained in, and is incorporated by reference to, the Definitive Proxy Statement for our 2021 Annual Meeting of Stockholders or a Form 10-K/A which, in either case, we will file with the Securities and Exchange Commission within 120 days after our fiscal year ended December 31, 2020.
Item 14.
Principal Accounting Fees and Services

The information required by this item will be contained in, and is incorporated by reference to, the Definitive Proxy Statement for our 2021 Annual Meeting of Stockholders or a Form 10-K/A which, in either case, we will file with the Securities and Exchange Commission within 120 days after our fiscal year ended December 31, 2020.

PART IV
Item 15.
Exhibits, Financial Statement Schedules

(a)   The following documents are filed as part of this Annual Report on Form 10-K:
1.   Audited Consolidated Financial Statements:

2.
Financial Statement Schedules:   All financial statement schedules have been omitted since they are not required, not applicable, or the information is otherwise included in the audited consolidated financial statements.

(b)
The exhibits listed on the “Exhibit Index” set forth below are filed with this Annual Report on Form 10-K or incorporated by reference as set forth therein.

Exhibit Number	Description
2.1	Debtors’ Amended Prepackaged Plans of Reorganization, dated June 23, 2017 (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 23, 2017).
2.2	Findings of Fact, Conclusions of Law, and Order Approving the Debtors’ Prepackaged Plans of Reorganization, dated July 25, 2017 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 23, 2017).
3.1	Second Amended and Restated Certificate of Incorporation of Nuverra Environmental Solutions, Inc. (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form 8-A filed with the SEC on August 8, 2017).
3.2	Third Amended and Restated Bylaws of Nuverra Environmental Solutions, Inc. (incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form 8-A filed with the SEC on August 8, 2017).
3.3	Certificate of Designations of Series A Junior Participating Preferred Stock of Nuverra Environmental Solutions, Inc. (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form 8-A filed with the SEC on December 21, 2020).
4.1	Specimen Global Stock Certificate (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 8-A filed with the SEC on August 8, 2017).
4.2	Registration Rights Agreement, dated as of August 7, 2017, by and among Nuverra Environmental Solutions, Inc. and the holders party thereto (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form 8-A filed with the SEC on August 8, 2017).
4.3	Specimen Warrant Certificate (incorporated herein by reference to Exhibit 4.3 to the Company’s Registration Statement on Form 8- A filed with the SEC on August 8, 2017).

Exhibit Number	Description
4.4	Warrant Agreement, dated as of August 7, 2017, between Nuverra Environmental Solutions, Inc. and American Stock Transfer & Trust Company, LLC (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement on Form 8-A filed with the SEC on August 8, 2017).
4.5	Description of Registrant’s Securities (incorporated herein by reference to the Company’s Registration Statement on Form 8-A filed with the SEC on August 8, 2017).
4.6	Rights Agreement, dated as of December 21, 2020, between Nuverra Environmental Solutions, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 8-A filed with the SEC on December 21, 2020).
10.1†	Amended and Restated Employment Agreement, dated August 7, 2017, between Joseph M. Crabb and Nuverra Environmental Solutions, Inc. (incorporated herein by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed with the SEC on August 11, 2017).
10.2†	Nuverra Environmental Solutions, Inc. 2017 Long Term Incentive Plan (incorporated herein by reference to Exhibit 10.1 to Nuverra’s Current Report on Form 8-K filed with the SEC on February 23, 2018).
10.3†	Form of Notice of Grant of Performance Restricted Stock Units and Award Agreement (incorporated herein by reference to Exhibit 10.2 to Nuverra’s Current Report on Form 8-K filed with the SEC on February 23, 2018).
10.4†	Form of Notice of Grant of Time-Based Restricted Stock Units and Award Agreement (incorporated herein by reference to Exhibit 10.3 to Nuverra’s Current Report on Form 8-K filed with the SEC on February 23, 2018).
10.5†	CEO Notice of Grant of Performance Restricted Stock Units and Award Agreement (incorporated herein by reference to Exhibit 10.4 to Nuverra’s Current Report on Form 8-K filed with the SEC on February 23, 2018).
10.6†	CEO Notice of Grant of Time-Based Restricted Stock Units and Award Agreement (incorporated herein by reference to Exhibit 10.5 to Nuverra’s Current Report on Form 8-K filed with the SEC on February 23, 2018).
10.7†	2018 Restricted Stock Plan for Directors (incorporated herein by reference to Exhibit 10.7 to Nuverra’s Current Report on Form 8-K filed with the SEC on February 23, 2018).
10.8†	Form of Restricted Stock Grant Agreement (incorporated herein by reference to Exhibit 10.8 to Nuverra’s Current Report on Form 8-K filed with the SEC on February 23, 2018).
10.9†	Employment Agreement dated June 18, 2018, between Nuverra Environmental Solutions, Inc. and Robert Fox (incorporated by reference to Exhibit 10.1 to Nuverra’s Current Report on Form 8-K filed with the SEC on June 21, 2018).
10.10	Equity Purchase Agreement, dated October 5, 2018, by and among the David Niederst Irrevocable Trust, Stillwater Seven, LLC and Nuverra Ohio Disposal LLC (incorporated by reference to Exhibit 10.1 to Nuverra’s Current Report on Form 8-K filed with the SEC on October 11, 2018).
10.11	Employment Agreement, dated November 19, 2018, between the Company and Charles K. Thompson (incorporated by reference to Exhibit 10.1 to Nuverra’s Current Report on Form 8-K filed with the SEC on November 21, 2018).
10.12	Employment Agreement, dated April 3, 2020, between the Company and Eric Bauer (incorporated by reference to Exhibit 10.1 to Nuverra’s Current Report on Form 8-K filed with the SEC on April 9, 2020).
10.13	Promissory Note, dated as of May 8, 2020, by Badlands Power Fuels, LLC in favor of First International Bank & Trust (incorporated by reference to Exhibit 10.1 to Nuverra’s Current Report on Form 8-K filed with the SEC on May 14, 2020).

Exhibit Number	Description
10.14	First Amendment to Employment Agreement, dated April 6, 2020, between the Company and Charles K. Thompson (incorporated by reference to Exhibit 10.1 to Nuverra’s Form 10-Q filed with the SEC on August 11, 2020).
10.15	First Amendment to Employment Agreement, dated April 6, 2020, between the Company and Robert Fox (incorporated by reference to Exhibit 10.2 to Nuverra’s Form 10-Q filed with the SEC on August 11, 2020).
10.16	Loan Agreement, dated as of November 16, 2020, by and between the Company and First International Bank & Trust (incorporated by reference to Exhibit 10.1 to Nuverra’s Current Report on Form 8-K filed with the SEC on November 27, 2020).
10.17†	Promissory Note (Equipment Loan), dated as of November 16, 2020, executed by the Company in favor of First International Bank & Trust(incorporated by reference to Exhibit 10.2 to Nuverra’s Current Report on Form 8-K filed with the SEC on November 27, 2020).
10.18†	Borrower Certifications and Covenants, dated as of November 16, 2020, executed by the Company to MS Facilities LLC, a Delaware limited liability company, a special purpose vehicle of the Federal Reserve (incorporated by reference to Exhibit 10.3 to Nuverra’s Current Report on Form 8-K filed with the SEC on November 27, 2020).
10.19	Promissory Note (Real Estate), dated as of November 13, 2020, executed by the Company in favor of First International Bank & Trust (incorporated by reference to Exhibit 10.4 to Nuverra’s Current Report on Form 8-K filed with the SEC on November 27, 2020).
10.20	Revolving Promissory Note (Operating Line of Credit Loan), dated as of November 13, 2020, executed by the Company in favor of First International Bank & Trust (incorporated by reference to Exhibit 10.5 to Nuverra’s Current Report on Form 8-K filed with the SEC on November 27, 2020).
10.21	Promissory Note (Letter of Credit Loan), dated as of November 18, 2020, executed by the Company in favor of First International Bank & Trust (incorporated by reference to Exhibit 10.6 to Nuverra’s Current Report on Form 8-K filed with the SEC on November 27,2020).
10.22†	Security Agreement, dated as of November 16, 2020, by and among the Company, the other debtors party thereto, and the First International Bank & Trust (incorporated by reference to Exhibit 10.7 to Nuverra’s Current Report on Form 8-K filed with the SEC on November 27, 2020).
10.23†	Guaranty, dated as of November 16, 2020, by and among the guarantors party thereto and the First International Bank & Trust (incorporated by reference to Exhibit 10.8 to Nuverra’s Current Report on Form 8-K filed with the SEC on November 27, 2020).
10.24	Indemnity Agreement, dated as of November 16, 2020, by and among the Company, the other indemnitors party thereto, and the First International Bank & Trust (incorporated by reference to Exhibit 10.9 to Nuverra’s Current Report on Form 8-K filed with the SEC on November 27, 2020).
10.25	Assignment of Salt Water Disposal Lease and Contracts, dated as of November 13, 2020, by and among the assignors party thereto and the First International Bank & Trust (incorporated by reference to Exhibit 10.10 to Nuverra’s Current Report on Form 8-K filed with the SEC on November 27, 2020).
10.26	Amendment to Employment Agreement (Charles K. Thompson) (incorporated by reference to Exhibit 10.1 to Nuverra’s Current Report on Form 8-K filed with the SEC on December 17, 2020).
10.27	Amendment to Employment Agreement (Eric Bauer) (incorporated by reference to Exhibit 10.2 to Nuverra’s Current Report on Form 8-K filed with the SEC on December 17, 2020).

Exhibit Number	Description
21.1*	Subsidiaries of Nuverra Environmental Solutions, Inc.
23.1*	Consent of Moss Adams LLP
24.1*	Power of Attorney of Officers and Directors of the Company (set forth on the signature pages of this Form 10-K).
31.1*	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of CEO and CFO Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	Inline XBRL Instance Document — The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104.1*	Cover Page Interactive Data File — The cover page interactive data file does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.

*
Filed herewith

†
Compensatory plan, contract or arrangement in which directors or executive officers may participate

Item 16.
Form 10-K Summary

None.

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scottsdale, State of Arizona, on March 16, 2021.
Nuverra Environmental Solutions, Inc.
By:	/s/ CHARLES K. THOMPSON
	Name:	Charles K. Thompson
	Title:	Chairman of the Board and Chief Executive Officer
	Date:	March 16, 2021
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Charles K. Thompson as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.
Signature	Title	Date
/s/ CHARLES K. THOMPSON Charles K. Thompson	Chairman of the Board, Chief Executive Officer, and Director (Principal Executive Officer)	March 16, 2021
/s/ ERIC BAUER Eric Bauer	Executive Vice President and Interim Chief Financial Officer (Principal Financial Officer)	March 16, 2021
/s/ ROGER L. MENDELOVITZ Roger L. Mendelovitz	Corporate Controller (Principal Accounting Officer)	March 16, 2021
/s/ JOHN B. GRIGGS John B. Griggs	Director	March 16, 2021
/s/ MICHAEL Y. MCGOVERN Michael Y. McGovern	Director	March 16, 2021
/s/ LAWRENCE A. FIRST Lawrence A. First	Director	March 16, 2021

INDEX TO FINANCIAL STATEMENTS
NUVERRA ENVIRONMENTAL SOLUTIONS, INC. AND SUBSIDIARIES
The following financial statements of the Company and its subsidiaries required to be included in Item 15(a)(1) of Form 10-K are listed below:
Supplementary Financial Data:
The supplementary financial data of the Registrant and its subsidiaries required to be included in Item 15(a)(2) of Form 10-K have been omitted as not applicable or because the required information is included in the Consolidated Financial Statements or in the notes thereto.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Nuverra Environmental Solutions, Inc. and Subsidiaries
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Nuverra Environmental Solutions, Inc. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020 and 2019, and the consolidated results of its operations, and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Change in Accounting Principle
In 2019 the Company changed its method of accounting for leases due to the adoption of Accounting Standards Codification (“ASC”) Topic No. 842.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Impairment of Long-Lived Assets
As described in Note 8 to the consolidated financial statements, the Company’s management performed an impairment analysis for certain long-lived assets and concluded that the carrying values of the asset groups associated with the landfill in the Rocky Mountain division and trucking equipment in the Southern division were not recoverable as the carrying value exceeded management’s estimate of future undiscounted cash flows for these asset groups. As a result of that analysis, the Company recorded an impairment charge of $15.6 million during the year ended December 31, 2020. The fair value of the assets associated with the landfill and trucking equipment asset groups was determined using discounted estimated future cash flows (Level 3 in the fair value hierarchy).
The principal consideration for our determination that performing procedures relating to the impairment assessment is a critical audit matter are that there was significant judgment by management when developing the fair value measurement of the asset groups. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating evidence relating to management’s discounted cash flow estimates and significant assumptions, including forecasted sales growth, gross margin, terminal growth rate and discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained from these procedures.
The primary procedures we performed to address this critical audit matter included:
•
Testing management’s process for developing the fair value estimates and reperforming calculations for mathematical accuracy.

•
Evaluating the appropriateness of the discounted cash flow estimates, including significant estimates of asset group determination, forecasted sales growth, estimated useful lives, and discount rate.

•
Testing the completeness, accuracy, and relevance of the underlying historical data used in the discounted cash flow model.

•
Professionals with specialized skill and knowledge were used to assist in the evaluation of the discounted cash flow approach and discount rates used.

/s/ Moss Adams LLP
Phoenix, Arizona
March 16, 2021
We have served as the Company’s auditor since 2017.

NUVERRA ENVIRONMENTAL SOLUTIONS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands)
	December 31, 2020	December 31, 2019
Assets
Cash and cash equivalents	$12,880	$4,788
Restricted cash	2,820	922
Accounts receivable, net	15,427	26,493
Inventories	2,852	3,177
Prepaid expenses and other receivables	3,119	3,264
Other current assets	—	231
Assets held for sale	778	2,664
Total current assets	37,876	41,539
Property, plant and equipment, net	151,164	190,817
Operating lease assets	1,691	2,886
Equity investments	35	39
Intangibles, net	194	640
Other assets	106	178
Total assets	$191,066	$236,099
Liabilities and Shareholders’ Equity
Liabilities:
Accounts payable	$5,130	$5,633
Accrued and other current liabilities	9,550	10,064
Current portion of long-term debt	2,433	6,430
Total current liabilities	17,113	22,127
Deferred income taxes	120	91
Long-term debt	31,673	30,005
Noncurrent operating lease liabilities	1,360	1,457
Long-term contingent consideration	500	500
Asset retirement obligations	8,017	7,487
Total liabilities	58,783	61,667
Commitments and contingencies
Stockholders’ equity:
Preferred stock $0.01 par value (1,000 shares authorized, no shares issued and outstanding at December 31, 2020 and 2019)	—	—
Common stock, $0.01 par value (75,000 shares authorized, 15,833 shares issued and 15,772 outstanding at December 31, 2020, and 15,781 issued and 15,735 outstanding at December 31, 2019)	158	158
Additional paid-in capital	339,663	337,628
Treasury stock, at cost (60 and 46 shares at December 31, 2020 and December 31, 2019, respectively)	(477)	(436)
Accumulated deficit	(207,061)	(162,918)
Total shareholders’ equity	132,283	174,432
Total liabilities and shareholders’ equity	$191,066	$236,099
The accompanying notes are an integral part of these statements.

NUVERRA ENVIRONMENTAL SOLUTIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)
	Year Ended December 31,
	2020	2019	2018
Revenue:
Service revenue	$102,810	$152,541	$181,793
Rental revenue	7,477	15,697	15,681
Total revenue	110,287	168,238	197,474
Costs and expenses:
Direct operating expenses	87,299	131,019	158,896
General and administrative expenses	18,960	20,864	38,510
Depreciation and amortization	28,614	36,183	46,434
Impairment of long-lived assets	15,579	766	4,815
Impairment of goodwill	—	29,518	—
Other, net	—	(10)	1,119
Total costs and expenses	150,452	218,340	249,774
Operating loss	(40,165)	(50,102)	(52,300)
Interest expense, net	(4,070)	(5,227)	(5,973)
Other income, net	216	502	896
Reorganization items, net	(111)	(200)	(1,679)
Loss before income taxes	(44,130)	(55,027)	(59,056)
Income tax (expense)	(13)	90	(207)
Net loss	$(44,143)	$(54,937)	$(59,263)
Loss per common share:
Net loss per basic common share	$(2.80)	$(3.50)	$(5.01)
Net loss per diluted common share	$(2.80)	$(3.50)	$(5.01)
Weighted average shares outstanding:
Basic	15,764	15,676	11,829
Diluted	15,764	15,676	11,829
The accompanying notes are an integral part of these statements.

NUVERRA ENVIRONMENTAL SOLUTIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In thousands)
		Common Stock		Additional Paid-In Capital	Treasury Stock
	Total	Shares	Amount		Shares	Amount	Accumulated Deficit
Balance at December 31, 2017	$242,973	11,696	$117	$290,751	—	$—	$(47,895)
Stock-based compensation	12,717	—	—	12,717	—	—	—
Issuance of common stock to employees (par value $0.01)	—	537	5	(5)	—	—	—
Net loss	(59,263)	—	—	—	—	—	(59,263)
Balance at December 31, 2018	196,427	12,233	122	303,463	—	—	(107,158)
Adjustment due to adoption of ASC 842, Leases	(823)	—	—	—	—	—	(823)
Stock-based compensation	2,026	—	—	2,026	—	—	—
Issuance of common stock for Rights Offering (par value $0.01)	32,175	3,382	34	32,141	—	—	—
Issuance of common stock to employees (par value $0.01)	—	166	2	(2)	—	—	—
Treasury stock acquired through surrender of shares for tax withholding	(436)	—	—	—	(46)	(436)	—
Net loss	(54,937)	—	—	—	—	—	(54,937)
Balance at December 31, 2019	174,432	15,781	158	337,628	(46)	(436)	(162,918)
Issuance of common stock to employees and directors (par value $0.01)	—	52	—	—		—	—
Treasury stock acquired through surrender of shares for tax withholding	(41)	—	—	—	(14)	(41)	—
Stock-based compensation	2,035	—	—	2,035	—	—	—
Net loss	(44,143)	—	—	—	—	—	(44,143)
Balance at December 31, 2020	$132,283	15,833	$158	$339,663	(60)	$(477)	$(207,061)
The accompanying notes are an integral part of these consolidated financial statements.

NUVERRA ENVIRONMENTAL SOLUTIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
	Year Ended December 31,
	2020	2019	2018
Cash flows from operating activities:
Net loss	$(44,143)	$(54,937)	$(59,263)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	28,614	36,183	46,434
Amortization of debt issuance costs, net	95	328	186
Accrued interest added to debt principal	—	—	119
Stock-based compensation	2,035	2,026	12,717
Impairment of long-lived assets	15,579	766	4,815
Impairment of goodwill	—	29,518	—
Gain on sale of UGSI	—	—	(75)
Gain on disposal of property, plant and equipment	(1,646)	(1,967)	(895)
Bad debt recoveries	(141)	(22)	(328)
Change in fair value of derivative warrant liability	—	(34)	(443)
Deferred income taxes	29	(90)	265
Other, net	768	340	355
Changes in operating assets and liabilities:
Accounts receivable	11,207	4,921	1,798
Prepaid expenses and other receivables	145	(729)	800
Accounts payable and accrued liabilities	58	(11,014)	3,634
Other assets and liabilities, net	565	1,230	(670)
Net cash provided by operating activities	13,165	6,519	9,449
Cash flows from investing activities:
Proceeds from the sale of property, plant and equipment	3,225	6,979	19,140
Purchases of property, plant and equipment	(3,390)	(8,243)	(12,241)
Proceeds from the sale of UGSI	—	—	75
Cash paid for acquisitions, net of cash acquired	—	—	(42,292)
Net cash used in investing activities	(165)	(1,264)	(35,318)
Cash flows from financing activities:
Proceeds from Equipment loan	13,000	—	—
Payments on Commercial real estate loan	(68)	—	—
Proceeds from Commercial real estate loan	10,000	—	—
Proceeds from paycheck protection program loan	4,000	—	—
Proceeds from First and Second Lien Term Loans	—	—	10,000
Payments on First and Second Lien Term Loans	(27,021)	(4,949)	(13,434)
Proceeds from Revolving Facility	115,028	184,912	226,371
Payments on Revolving Facility	(115,028)	(184,912)	(226,371)
Proceeds from Bridge Term Loan	—	—	32,500

	Year Ended December 31,
	2020	2019	2018
Payments on Bridge Term Loan	—	(31,382)	—
Payments for debt issuance costs	(928)	—	(167)
Proceeds from the issuance of stock	—	31,057	—
Payments on finance leases and other financing activities	(1,993)	(2,229)	(1,856)
Net cash (used in) provided by financing activities	(3,010)	(7,503)	27,043
Change in cash, cash equivalents and restricted cash	9,990	(2,248)	1,174
Cash and cash equivalents, beginning of period	4,788	7,302	5,488
Restricted cash, beginning of period	922	656	1,296
Cash, cash equivalents and restricted cash, beginning of period	5,710	7,958	6,784
Cash and cash equivalents, end of period	12,880	4,788	7,302
Restricted cash, end of period	2,820	922	656
Cash, cash equivalents and restricted cash, end of period	$15,700	$5,710	$7,958
Supplemental disclosure of cash flow information:
Cash paid for interest	$3,718	$4,259	$4,540
Cash paid for taxes, net	162	236	668
Property, plant and equipment purchases in accounts payable	503	467	786
Common stock issued to settle Bridge Term Loan	—	1,118	—
Conversion of accrued interest on principal debt balance	—	—	119
Deferred financing costs in accounts payable and accrued liabilities	—	—	441
The accompanying notes are an integral part of these statements.

NUVERRA ENVIRONMENTAL SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Note 1 — Organization and Nature of Business Operations
Nuverra Environmental Solutions, Inc., a Delaware corporation, together with its subsidiaries (collectively, “Nuverra,” the “Company,” “we,” “us,” or “our”) provides water logistics and oilfield services to customers focused on the development and ongoing production of oil and natural gas from shale formations in the United States. Our business operations are organized into three geographically distinct divisions: the Rocky Mountain division, the Northeast division, and the Southern division. Within each division, we provide water transport services, disposal services, and rental and other services associated with the drilling, completion, and ongoing production of shale oil and natural gas. These services and the related revenues are further described in Note 4.
Rocky Mountain Division
The Rocky Mountain division is our Bakken Shale area business, which is predominantly an oil producing region. We have operations in various locations throughout North Dakota and Montana, including yards in Dickinson, Williston, Watford City, Tioga, Stanley, and Beach, North Dakota, as well as Sidney, Montana. Additionally, we operate a financial support office in Minot, North Dakota.
Water Transport Services
We manage a fleet of trucks in the Rocky Mountain division that collect and transport flowback water from drilling and completion activities, and produced water from ongoing well production activities, to either our own or third-party disposal wells throughout the region. Additionally, our trucks collect and transport fresh water from water sources to operator locations for use in well completion activities.
In the Rocky Mountain division, we own an inventory of lay flat temporary hose as well as related pumps and associated equipment used to move fresh water from water sources to operator locations for use in completion activities. We employ specially trained field personnel to manage and operate this business. For customers who have secured their own source of fresh water, we provide and operate the lay flat temporary hose equipment to move the fresh water to the drilling and completion location. We may also use third-party sources of fresh water in order to provide the water to customers as a package that includes our water transport service.
Disposal Services
We manage a network of owned and leased salt water disposal wells. Our salt water disposal wells in the Rocky Mountain division are operated under the Landtech brand. Additionally, we operate a landfill facility near Watford City, North Dakota that handles the disposal of drill cuttings and other oilfield waste generated from drilling and completion activities in the region.
Rental and Other Services
We maintain and lease rental equipment to oil and gas operators and others within the Rocky Mountain division. These assets include tanks, loaders, manlifts, light towers, winch trucks, and other miscellaneous equipment used in drilling and completion activities. In the Rocky Mountain division, we also provide oilfield labor services, also called “roustabout work,” where our employees move, set-up and maintain the rental equipment for customers, in addition to providing other oilfield labor services.
Northeast Division
The Northeast division is comprised of the Marcellus and Utica Shale areas, both of which are predominantly natural gas producing basins. The Marcellus and Utica Shale areas are located in the northeastern United States, primarily in Pennsylvania, West Virginia, New York and Ohio. We have operations in various locations throughout Pennsylvania, West Virginia, and Ohio, including yards in Masontown and Wheeling, West Virginia, Williamsport and Wellsboro, Pennsylvania, and Cambridge and Cadiz, Ohio.
Water Transport Services
We manage a fleet of trucks in the Northeast division that collect and transport flowback water from drilling and completion activities, and produced water from ongoing well production activities, to either our own or third-party disposal wells throughout the region, or to other customer locations for reuse in completing other wells. Additionally, our trucks collect and transport fresh water from water sources to operator locations for use in well completion activities.
Disposal Services
We manage a network of owned and leased salt water disposal wells. Our salt water disposal wells in the Northeast division are operated under the Nuverra, Heckmann, and Clearwater brands.
Rental and Other Services
We maintain and lease rental equipment to oil and gas operators and others within the Northeast division. These assets include tanks and winch trucks used in drilling and completion activities.
Southern Division
The Southern division is comprised of the Haynesville Shale area, a predominantly natural gas producing basin, which is located across northwestern Louisiana and eastern Texas, and extends into southwestern Arkansas. We have operations in various locations throughout eastern Texas and northwestern Louisiana, including a yard in Frierson, Louisiana. Additionally, we operate a corporate support office in Houston, Texas.
Water Transport Services
We manage a fleet of trucks in the Southern division that collect and transport flowback water from drilling and completion activities, and produced water from ongoing well production activities, to either our own or third-party disposal wells throughout the region. Additionally, our trucks collect and transport fresh water to operator locations for use in well completion activities.
In the Southern division, we also own and operate an underground twin pipeline network for the collection of produced water for transport to interconnected disposal wells and the delivery of fresh water from water sources to operator locations for use in well completion activities.
Disposal Services
We manage a network of owned and leased salt water disposal wells that are not connected to our pipeline in the Southern division.
Rental and Other Services
We maintain and lease rental equipment to oil and gas operators and others within the Southern division. These assets include tanks and winch trucks used in drilling and completion activities.
Note 2 — Basis of Presentation
Basis of Presentation
In our opinion, the consolidated financial statements include the normal, recurring adjustments necessary for a fair statement of the information required to be set forth herein. All dollar and share amounts in the footnote tabular presentations are in thousands, except per share amounts and unless otherwise noted.

We have not included a statement of comprehensive income as there were no transactions to report in the 2020, 2019, or 2018 periods presented.
Use of Estimates
Our consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”). The preparation of the financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Estimates have been prepared using the most current and best available information, however actual results could differ from those estimates.
Principles of Consolidation
Our consolidated financial statements include the accounts of Nuverra and our subsidiaries. All intercompany accounts, transactions and profits are eliminated in consolidation.
Note 3 — Significant Accounting Policies
Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. These investments are carried at cost, which approximates market value.
Restricted Cash
On the Effective Date, we entered into a $45.0 million First Lien Credit Agreement (the “First Lien Credit Agreement”) by and among the lenders party thereto (the “First Lien Credit Agreement Lenders”), ACF FinCo I, LP, as administrative agent (the “Credit Agreement Agent”), and the Company. Pursuant to the Credit Agreement, the First Lien Credit Agreement Lenders agreed to extend to the Company a $30.0 million senior secured revolving credit facility (the “Revolving Facility”) and a $15.0 million senior secured term loan facility (the “First Lien Term Loan”). As our collections on our accounts receivable served as collateral on the Revolving Facility, all amounts collected were initially recorded to “Restricted cash” on the consolidated balance sheet as these funds are not available for operations until our Credit Agreement Lenders released the funds to us approximately one day later. As such, our restricted cash balance was generally anywhere between $0.2 million and $2.0 million at any given time depending upon recent collections.
On November 16, 2020, we entered into a Loan Agreement (the “Master Loan Agreement”) with First International Bank & Trust, a North Dakota banking corporation (the “Lender”), for: (i) a $13.0 million equipment term loan (the “Equipment Loan”); (ii) a $10.0 million real estate term loan (the “CRE Loan”); (iii) a $5.0 million operating line of credit (the “Operating LOC Loan”); and a (iv) $4.839 million letter of credit facility (the “Letter of Credit Facility”), which may be collectively may be referred to as the “Loans”. The Master Loan Agreement also requires the Company deposit into a reserve account held by the Lender (the “Reserve Account”) the sum of $2.5 million and make additional monthly deposits of $100,000 into the Reserve Account. In connection with the closing of the Loans, the Company repaid all outstanding obligations in full under the First Lien Credit Agreement and Second Lien Term Loan Agreement (as defined below) totaling $12.6 million and $8.3 million, respectively. Funds held in the Reserve Account are not accessible by the Company and are pledged as additional security for the CRE Loan, the Operating LOC Loan and the Letter of Credit Facility. We had a restricted cash balance of $2.8 million and $0.9 million as of December 31, 2020 and 2019, respectively.
Accounts Receivable
Accounts receivable are recognized and carried at original billed and unbilled amounts less allowances for estimated uncollectible amounts and estimates for potential credits. Inherent in the assessment of these allowances are certain judgments and estimates including, among others, the customer’s willingness or ability to pay, our compliance with customer invoicing requirements, the effect of general economic conditions and the ongoing relationship with the customer. Accounts with outstanding balances longer than the payment terms are considered past due. We write off trade receivables when we determine that they have become uncollectible. Bad debt expense is reflected as a component of “General and administrative expenses” in the consolidated statements of operations.
Unbilled accounts receivable result from revenue earned for services rendered where customer billing is still in progress at the balance sheet date. Such amounts totaled approximately $4.5 million and $10.5 million at December 31, 2020 and 2019, respectively.
The following table summarizes activity in the allowance for doubtful accounts:
	Year Ended
	December 31, 2020	December 31, 2019	December 31, 2018
Balance at beginning of period	$1,265	$1,590	$1,921
Bad debt (recoveries) expense	(141)	(22)	(328)
Write-offs, net	(96)	(303)	(3)
Balance at end of period	$1,028	$1,265	$1,590
Inventories
Inventories consist of bulk fuel and parts to repair equipment such as trucks, trailers, rental equipment and disposal wells, which are used for completion activities. Inventory costs are determined under the weighted-average method.
Fair Value of Financial Instruments
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The carrying amounts of our accounts receivable and accounts payable approximate fair value due to the short-term nature of these instruments.
Our derivative warrant liability is adjusted to reflect the estimated fair value periodically, with any decrease or increase in the estimated fair value recorded in “Other income, net” in the consolidated statements of operations. We used Level 3 inputs for the valuation methodology of the derivative liabilities. See Note 13 and Note 14 for disclosures on the fair value of our derivative warrants.
The fair value of our Operating LOC Loan, Equipment Loan and CRE Loan, and other debt obligations including a vehicle term loan, equipment finance loan and finance leases secured by various properties and equipment, bears interest at rates commensurate with market rates and therefore their respective carrying values approximate fair value. See Note 12 for disclosures on the fair value of our debt instruments at December 31, 2020.
Property, Plant and Equipment
Property and equipment is recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the related assets ranging from two to thirty-nine years. Our landfill is depreciated using the units-of-consumption method based on estimated remaining airspace. Leasehold improvements are depreciated over the life of the lease or the life of the asset, whichever is shorter. The range of useful lives for the components of property, plant and equipment are as follows:
Buildings	15 – 39 years
Building and land improvements	5 – 20 years
Pipelines	10 – 30 years
Disposal wells	3 – 10 years
Machinery and equipment	2 – 15 years
Equipment under finance leases	4 – 6 years

Motor vehicles and trailers	3 – 10 years
Rental equipment	5 – 10 years
Office equipment	3 – 7 years
Expenditures for betterments that increase productivity and/or extend the useful life of an asset are capitalized. Maintenance and repair costs are charged to expense as incurred. Upon disposal, the related cost and accumulated depreciation of the assets are removed from their respective accounts, and any gains or losses are included in “Direct operating expenses” in the consolidated statements of operations.
Debt Issuance Costs
We capitalize costs associated with the issuance of debt and amortize them as additional interest expense over the lives of the respective debt instrument on a straight-line basis, which approximates the effective interest method. Debt issuance costs related to a recognized debt liability are presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The unamortized balance of debt issuance costs presented in “Long-term debt” was $0.9 million and $0.1 million at December 31, 2020 and 2019, respectively.
Deferred initial up-front commitment fees paid by a borrower to a lender represent the benefit of being able to access capital over the contractual term, and therefore, meet the definition of an asset. There were no debt issuance costs that met the definition of an asset as of December 31, 2020 and 2019.
Goodwill and Intangible Assets
Goodwill
Goodwill represents the excess of the purchase price over the fair value of the net assets of businesses acquired. Goodwill is not amortized but is subject to annual impairment tests. Our goodwill was tested for impairment annually at October 1st and more frequently if events or circumstances lead to a determination that it was more likely than not that the fair value of a reporting unit is less than its carrying amount. If after assessing the totality of events or circumstances, an entity determines it was not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the impairment test was unnecessary. In the event a determination was made that it was more likely than not that the fair value of a reporting unit was less than its carrying value, the goodwill impairment test was performed. The first step of the test, used to identify potential impairment, compares the estimated fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit was not considered to be impaired. If the carrying amount of a reporting unit exceeded its fair value, since we adopted ASU No. 2017-04, Intangibles — Goodwill and Other (Topic 350) —  Simplifying the Test for Goodwill Impairment, an impairment charge was recorded based on the excess of a reporting unit’s carrying amount over its fair value.
When we reviewed goodwill for impairment as of October 1, 2019, due to indicators of potential impairment, we determined that it was more likely than not that the fair value of our reporting units were less than their carrying value. As a result, we completed the goodwill impairment test and determined that the fair value of all three reporting units was less than the carrying amount, resulting in a goodwill impairment charge of $29.5 million during the year ended December 31, 2019. See Note 8 for further details on the goodwill impairment during 2019.
Intangible Assets
Intangible assets with finite lives are amortized over their estimated useful lives using either the straight-line method or an accelerated method based upon estimated future cash flows. Intangible assets consist of disposal permits and trade names. See Note 9 for additional information.
Impairment of Long-Lived Assets and Intangible Assets with Finite Useful Lives
Long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is assessed by a comparison of the carrying amount of such assets to the sum of the estimated undiscounted future cash flows expected to be generated by the assets. Cash flow estimates are based upon, among other things, historical results adjusted to reflect the best estimate of future market rates, utilization levels, and operating performance. Estimates of cash flows may differ from actual cash flows due to various factors, including changes in economic conditions or changes in an asset’s operating performance. Long-lived assets are grouped at the business line level within each basin for purposes of assessing their recoverability as we concluded that the basin level is the lowest level for which identifiable cash flows are largely independent of the cash flows of the other assets and liabilities. For assets that do not pass the recoverability test, the asset group’s fair value is compared to the carrying amount. If the asset group’s fair value is less than the carrying amount, impairment losses are recorded for the amount by which the carrying amount of such assets exceeds the fair value. See Note 8 for additional information.
We also record impairment charges for assets that are held for sale. In accordance with applicable accounting guidance, assets that are held for sale are recorded at the lower of net book value or fair value less costs to sell. These assets are reclassified to a separate line on the consolidated balance sheet called “Assets held for sale.” Upon reclassification, we cease to recognize depreciation expense on the assets. If the fair value of the assets reclassified as held for sale is lower than the net book value, we record the appropriate impairment charge to write the asset down to fair value (See Note 8 for additional information).
Asset Retirement Obligations
Retirement obligations associated with long-lived assets are those for which there is an obligation for closure costs and/or site remediation costs at the end of the assets’ useful lives. We have asset retirement obligations associated with our salt water disposal wells and landfills. We record the fair value of estimated asset retirement obligations in the period incurred in “Other long-term liabilities” in the accompanying consolidated balance sheets. The offset to the liability is capitalized as part of the related long-lived assets’ carrying value. These obligations are initially estimated based on discounted cash flow estimates and are accreted to full value over time through charges to interest expense (See Note 15 for additional information). The asset retirement costs included in the long-lived assets’ carrying value are depreciated on a straight-line basis for salt water disposal wells and a units-of-consumption basis for landfill costs over the assets’ respective useful lives.
Leases
We elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carryforward the historical lease classification. In addition, we have made an accounting policy election to keep leases with an initial term of 12 months or less off of the balance sheet. We will continue to recognize those lease payments in the consolidated statement of operations on a straight-line basis over the lease term. Lease terms within our lessee arrangements may include options to extend or renew when it is reasonably certain that we will exercise such options. Variable lease payments such as royalties and taxes are recognized in profit and loss and are disclosed as “variable lease cost” in the period they are incurred.
Revenue Recognition
Revenues are generated upon the performance of contracted services under formal and informal contracts with direct customers. Taxes assessed on sales transactions are excluded from revenue. See Note 4 for a detailed discussion on our revenue recognition.
Concentration of Customer Risk
Three of our customers comprised 34%, 31% and 30% of our consolidated revenues for the years ended December 31, 2020, 2019 and 2018, respectively, and 27%, 32% and 36% of our consolidated accounts receivable at December 31, 2020, 2019 and 2018, respectively.
We depend on our customers’ willingness to make operating and capital expenditures to explore, develop and produce oil and natural gas in the United States. These expenditures are generally dependent on current oil and natural gas prices and the industry’s view of future oil and natural gas prices, including the industry’s view of future economic growth and the resulting impact on demand for oil and natural gas. Any decline in oil and natural gas prices could result in reductions in our customers’ operating and capital expenditures. Declines in these expenditures could result in project modifications, delays or cancellations, general business disruptions, delays in, or nonpayment of, amounts owed to us, increased exposure to credit risk and bad debts, and a general reduction in demand for our services. These effects could have a material adverse effect on our financial condition, results of operations and cash flows.
Income Taxes
Income taxes are accounted for using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases including temporary differences related to assets acquired in business combinations. Deferred tax assets are also recognized for net operating loss, capital loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for those deferred tax assets for which realization of the related benefits is not more likely than not.
We measure and record tax contingency accruals in accordance with GAAP, which prescribes a threshold for the financial statement recognition and measurement of a tax position taken or expected to be taken in a return. Only positions meeting the “more likely than not” recognition threshold may be recognized or continue to be recognized. A tax position is measured at the largest amount that is greater than 50 percent likely of being realized upon ultimate settlement. Our policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. See Note 19 for further details on our income taxes.
Share-Based Compensation
We granted equity-classified awards to certain of our employees and directors and we account for the awards based on fair value measurement guidance. Generally, awards of stock options granted to employees vest in equal increments over a three-year service period from the date of grant and awards of restricted stock awards or units vest over a one, two or three year service period from the date of grant. The grant date fair value of the award is recognized to expense on a straight-line basis over the requisite service period. See Note 18 for additional information.
Advertising
Advertising costs are expensed as incurred. Advertising expense was approximately $0.1 million, $0.3 million and $0.4 million for the years ended December 31, 2020, 2019 and 2018, respectively.
Liquidity
The Company continues to incur operating losses, and we anticipate losses to continue into the near future. Additionally, due to the coronavirus disease 2019 (“COVID-19”) outbreak, there has been a significant decline in oil and natural gas demand, which has negatively impacted our customers’ demand for our services, resulting in uncertainty surrounding the potential impact on our cash flows, results of operations and financial condition. Due to the uncertainty of future oil and natural gas prices and the continued effects of the COVID-19 outbreak, for the foreseeable future we anticipate our customers’ crude or natural gas liquids drilling and completion activity to continue to operate at lower levels.
In order to mitigate these conditions, the Company implemented various initiatives during 2020 that positively impacted our operations, including personnel and salary reductions, other changes to our operating structure to achieve additional cost reductions, and the sale of certain assets. With the goal of improving liquidity, on November 16, 2020, the Company entered into the Master Loan Agreement with Lender for (i) the Equipment Loan; (ii) the CRE Loan; (iii) the Operating LOC Loan; and (iv) the Letter of Credit

Facility. As the result of this new arrangement, the Company repaid in full all outstanding indebtedness and terminated all commitments and obligations under the First Lien Credit Agreement and the Second Lien Term Loan Credit Agreement. In addition, on January 25, 2021, the Letter of Credit Facility was amended in order to increase by $510,000 the maximum availability under the Letter of Credit Facility. As amended, the Letter of Credit Facility provides for the issuance of letters of credit of up to $5.349 million in aggregate face amount and is evidenced by an Amended and Restated Promissory Note (Letter of Credit Loan) dated January 25, 2021. All other terms of the Letter of Credit Facility remain unchanged.
We believe that as a result of the cost reduction initiatives and the extended maturity dates of our new credit facilities, our cash flow from operations, together with cash on hand and other available liquidity, will provide sufficient liquidity to fund operations for at least the next twelve months.
Recently Adopted Accounting Pronouncements
None.
Recently Issued Accounting Pronouncements
In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. The standard removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. The new standard will be effective for interim and annual periods beginning after December 15, 2020, with early adoption permitted. We adopted this Topic 740 on January 1, 2021. We believe the adoption of the new tax standard will not have a material effect on our consolidated financial statements.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326). Due to the issuance of ASU No. 2019-10, Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842), and the fact that we are a smaller reporting company, the new standard is effective for reporting periods beginning after December 15, 2022. The standard replaces the incurred loss impairment methodology under current GAAP with a methodology that reflects expected credit losses and requires the use of a forward-looking expected credit loss model for accounts receivables, loans, and other financial instruments. The standard requires a modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. We plan to adopt the new credit loss standard effective January 1, 2023. We do not expect the new credit loss standard to have a material effect on our consolidated financial statements.
In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by reference rate reform, if certain criteria are met. ASU No. 2020-04 only applies to contracts and other transactions that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. The new standard is effective for all entities as of March 12, 2020 through December 31, 2022. We are currently evaluating the impact of the new reference rate reform practical expedient will have on our consolidated financial statements.
In August 2020, the FASB issued ASU No. 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40). ASU No. 2020-06 simplifies the accounting for certain convertible instruments, amends the guidance for the derivatives scope exception for contracts in an entity’s own equity, and modifies the guidance on diluted earnings per share calculations as a result of these changes. The standard may be adopted using either a retrospective or modified retrospective method. The new standard will be effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. We do not expect the adoption of the new standard to have a material effect on our consolidated financial statements.
In October 2020, the FASB issued ASU No. 2020-08, Codification Improvements to Subtopic 310-20, Receivables — Nonrefundable Fees and Other Costs. The amendments to ASU No. 2020-08 clarify that an entity should reevaluate whether a callable debt security is within the scope of paragraph 310-20-35-33 for each reporting period. For public business entities, the amendments take effect for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early application is not permitted. All entities should apply the amendments in ASU No. 2020-08 on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. We do not expect the adoption of the new standard to have a material effect on our consolidated financial statements.
In October 2020, the FASB issued ASU No. 2020-10, Codification Improvements. The standard is part of a standing FASB project designed to address minor improvements to GAAP that are deemed necessary by the board. The project makes it possible to update the codification for technical corrections such as conforming amendments, clarifications to guidance, simplifications to wording or structure of guidance, and other minor changes. The amendments in Sections B and C of ASU No. 2020-10 are effective for annual periods beginning after December 15, 2020 for public business entities. Early application of the amendments is permitted for public business entities for any annual or interim period for which financial statements have not been issued. We do not expect the adoption of the new standard to have a material effect on our consolidated financial statements.
Note 4 — Revenue
Revenues are generated upon the performance of contracted services under formal and informal contracts with customers. Revenues are recognized when the contracted services for our customers are completed in an amount that reflects the consideration we expect to be entitled to in exchange for those services. Sales and usage-based taxes are excluded from revenues. Payment is due when the contracted services are completed in accordance with the payment terms established with each customer prior to providing any services. As such, there is no significant financing component for any of our revenues.
Some of our contracts with customers involve multiple performance obligations as we are providing more than one service under the same contract, such as water transport services and disposal services. However, our core service offerings are capable of being distinct and also are distinct within the context of contracts with our customers. As such, these services represent separate performance obligations when included in a single contract. We have standalone pricing for all of our services which is negotiated with each of our customers in advance of providing the service. The contract consideration is allocated to the individual performance obligations based upon the standalone selling price of each service, and no discount is offered for a bundled services offering.
Contract Assets
During 2019, we recorded a contract asset as a result of a contract modification for disposal services. The contract asset has been fully collected as of December 31, 2020. The contract asset is included in “Other current assets” on the consolidated balance sheets.
	2020	2019
Balance at the beginning of the period (January 1)	$231	$—
Balance at the end of the period (December 31)	—	231
Increase/(decrease)	$(231)	$231
Disaggregated Revenues
The following tables present our revenues disaggregated by revenue source for each reportable segment for the years ended December 31, 2020, 2019 and 2018:
	Year Ended December 31, 2020
	Rocky Mountain	Northeast	Southern	Corporate/Other	Total
Water Transport Services	$39,997	$24,301	$8,935	$—	$73,233
Disposal Services	8,241	8,551	7,669	—	24,461

	Year Ended December 31, 2020
	Rocky Mountain	Northeast	Southern	Corporate/Other	Total
Other Revenue	3,806	1,200	110	—	5,116
Total Service Revenue	52,044	34,052	16,714	—	102,810
Rental Revenue	7,349	121	7	—	7,477
Total Revenue	$59,393	$34,173	$16,721	$—	$110,287

	Year Ended December 31, 2019
	Rocky Mountain	Northeast	Southern	Corporate/Other	Total
Water Transport Services	$64,265	$29,944	$10,275	$—	$104,484
Disposal Services	17,778	12,491	10,150	—	40,419
Other Revenue	6,126	1,279	233	—	7,638
Total Service Revenue	88,169	43,714	20,658	—	152,541
Rental Revenue	15,383	287	27	—	15,697
Total Revenue	$103,552	$44,001	$20,685	$—	$168,238
	Year Ended December 31, 2018
	Rocky Mountain	Northeast	Southern	Corporate/Other	Total
Water Transport Services	$84,312	$35,134	$19,777	$—	$139,223
Disposal Services	17,660	6,409	5,636	—	29,705
Other Revenue	10,718	1,776	371	—	12,865
Total Service Revenue	112,690	43,319	25,784	—	181,793
Rental Revenue	15,068	245	368	—	15,681
Total Revenue	$127,758	$43,564	$26,152	$—	$197,474
Water Transport Services
The majority of our revenues are from the removal and disposal of produced water and flowback water originating from oil and natural gas wells or the transportation of fresh water and produced water to customer sites for use in drilling and hydraulic fracturing activities by trucks or through temporary or permanent water transfer pipelines. Water transport rates for trucking are based upon either a fixed fee per barrel or upon an hourly rate. Revenue is recognized once the water has been transported, or over time, based upon the number of barrels transported or disposed of, or at the agreed upon hourly rate, depending upon the customer contract. Contracts for the use of our water disposal pipeline are priced at a fixed fee per disposal barrel transported, with revenues recognized over time from when the water is injected into our pipeline until the transfer is complete. Water transport services are all generally completed within 24 hours with no remaining performance obligation outstanding at the end of each month.
Disposal Services
Revenues for disposal services are generated through fees charged for disposal of fluids into disposal wells and disposal of oilfield wastes in our landfill. Disposal rates are generally based on a fixed fee per barrel of produced water, or on a per ton basis for landfill disposal, with revenues recognized once the disposal has occurred. The performance obligation for disposal services is considered complete once the disposal occurs. Therefore, disposal services revenues are recognized at a point in time.
Other Revenue
Other revenue includes revenues from the sale of “junk” or “slop” oil obtained through the skimming of disposal water. Revenue is recognized for “junk” or “slop” oil at a point in time once the goods are transferred.

Other revenue also historically included small-scale construction or maintenance projects, however we exited that business during the three months ended June 30, 2018. Revenue for construction and maintenance projects, which generally spanned approximately two to three months, was recognized over time under the milestone method which is considered an output method. Since our construction contracts were short term in nature, the contractual milestone dates occurred close together over time such that there was no risk that we would not recognize revenue for goods or services transferred to the customer. All construction costs were expensed as incurred.
Rental Revenue
We generate rental revenue from the rental of equipment used in wellsite services. Rental rates are based upon negotiated rates with our customers and revenue is recognized over the rental service period. Revenues from rental equipment are not within the scope of the new revenue standard, but rather are recognized under ASC 840, Leases. As of January 1, 2019, the Company is recognizing the revenues from rental equipment under ASC 842, Leases, as a lessor. As the rental service period for our equipment is very short term in nature and does not include any sales-type or direct financing leases, nor any variable rental components, the adoption of ASC 842 in 2019 did not have a material impact upon our consolidated statements of operations.
Note 5 — Leases
We lease vehicles, transportation equipment, real estate and certain office equipment. We determine if an arrangement is a lease at inception. Operating and finance lease assets represent our right to use an underlying asset for the lease term, and operating and finance lease liabilities represent our obligation to make lease payments arising from the lease. Operating and finance lease assets and liabilities are recognized at the lease commencement date based on the estimated present value of the lease payments over the lease term. Absent a documented borrowing rate from the lessor, we use our estimated incremental borrowing rate, which is derived from information available at the lease commencement date, in determining the present value of lease payments.
Most of our leases have remaining lease terms of less than one year to 14 years, with one lease having a term of 99 years. Our lease term includes options to extend the lease when it is reasonably certain that we will exercise that option. Leases with an initial term of 12 months or less are not recorded on the balance sheet and we recognize lease expense for these leases on a straight-line basis. Some of our vehicle leases include residual value guarantees. It is probable that we will owe approximately $2.5 million under the residual value guarantees, therefore this amount has been included in the measurement of the lease liability and leased asset.
The components of lease expense were as follows:
		Year Ended
Lease Cost	Classification	December 31, 2020	December 31, 2019
Operating lease cost(a)	General and administrative expenses	$2,088	$3,034
Finance lease cost:
Amortization of leased assets	Depreciation and amortization	2,294	2,797
Interest on lease liabilities	Interest expense, net	561	538
Variable lease cost	General and administrative expenses	2,839	4,184
Sublease income	Other income, net	(94)	(90)
Total net lease cost		$7,688	$10,463

(a)
Includes short-term leases, which represented $0.4 million and $0.8 million of the balance for the years ended December 31, 2020 and December 31, 2019, respectively.

Supplemental balance sheet, cash flow and other information related to leases was as follows (in thousands, except lease term and discount rate):
		Year Ended
Lease Cost	Classification	December 31, 2020	December 31, 2019
Assets:
Operating lease assets	Operating lease assets	$1,691	$2,886
Finance lease assets	Property, plant and equipment, net of accumulated depreciation(a)	6,185	8,202

Total lease assets		$7,876	$11,088
Liabilities:
Current
Operating lease liabilities	Accrued and other current liabilities	$331	$1,442
Finance lease liabilities	Current portion of long-term debt	1,420	1,443
Noncurrent
Operating lease liabilities	Noncurrent operating lease liabilities	1,360	1,457
Finance lease liabilities	Long-term debt	6,161	7,341
Total lease liabilities		$9,272	$11,683

(a)
Finance lease assets are recorded net of accumulated amortization of $3.9 million and $1.7 million as of December 31, 2020 and December 31, 2019, respectively.

Lease Term and Discount Rate	December 31, 2020	December 31, 2019
Weighted-average remaining lease term (in years):
Operating leases	39.9	25.1
Finance leases	3.2	4.3
Weighted-average discount rate:
Operating leases	10.08%	8.51%
Finance leases	6.77%	6.77%
	Year Ended
Supplemental Disclosure of Cash Flow Information and Other Information	December 31, 2020	December 31, 2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$2,088	$3,034
Operating cash flows from finance leases	565	538
Financing cash flows from finance leases	1,501	1,793
Leased assets obtained in exchange for new operating lease liabilities	$—	$196
Leased assets obtained in exchange for new finance lease liabilities	470	9,469

Maturities of lease liabilities were as follows:
	December 31, 2020
	Operating Leases(a)	Finance Leases(b)
2021	$489	$1,901
2022	347	1,832
2023	200	3,447
2024	189	383
2025	189	423
Thereafter	6,514	1,062
Total lease payments	7,928	9,048
Less amount representing executory costs(c)	—	—
Net lease payments	7,928	9,048
Less amount representing interest	(6,237)	(1,467)
Present value of total lease liabilities	1,691	7,581
Less current lease liabilities	(331)	(1,420)
Long-term lease liabilities	$1,360	$6,161

(a)
Operating lease payments do not include any options to extend lease terms that are reasonably certain of being exercised.

(b)
Finance lease payments include $1.7 million related to options to extend lease terms that are reasonably certain of being exercised.

(c)
Represents executory costs for all leases. We included executory costs in lease payments under ASC 840, and have elected to continue to include executory costs for both leases that commenced before and after the effective date of ASC 842.

Disclosures related to periods prior to adoption of ASC 842
Lease expense under operating leases was approximately $4.6 million during the year ended December 31, 2018.
Note 6 — Acquisition of Clearwater
On October 5, 2018, we completed the acquisition of Clearwater Three, LLC, Clearwater Five, LLC, and Clearwater Solutions, LLC (collectively, “Clearwater”) for an initial purchase price of $42.3 million, subject to customary working capital adjustments (the “Clearwater Acquisition”). Clearwater is a supplier of waste water disposal services used by the oil and gas industry in the Marcellus and Utica shale areas. Clearwater has three salt water disposal wells in service, all of which are located in Ohio. This acquisition expanded our service offerings in the Marcellus and Utica shale areas in our Northeast division not only by providing additional disposal capacity, but also by providing synergies for trucking.
Consideration consisted of $42.3 million in cash which was funded primarily by a $32.5 million bridge loan (the “Bridge Term Loan”) that was repaid during 2019 with proceeds from an offering to our shareholders to purchase shares of our common stock on a pro rata basis with an aggregate offering price of $32.5 million (the “Rights Offering”). The Bridge Term Loan was extended pursuant to the Bridge Term Loan Agreement, entered October 5, 2018 (the “Bridge Term Loan Credit Agreement”), with the lenders party thereto (the “Bridge Term Loan Lenders”) and Wilmington Savings Fund Society, FSB, as administrative agent (“Wilmington”). In addition, our First Lien Credit Agreement Lenders provided us with $10.0 million in additional proceeds under the First Lien Term Loan which was used to finance a portion of the Clearwater Acquisition. See Note 16 on Equity for further details on the Rights Offering.
During 2019, we recorded an adjustment for the backstop fee for the Rights Offering (see Note 16 for further details) to additional paid-in-capital which was previously expensed and resulted in a credit of

$0.3 million to general and administrative costs in the accompanying consolidated statements of operations. Total adjusted transaction costs for the Clearwater Acquisition were $1.1 million, the majority of which were recorded during the year ended December 31, 2018. The results of operations for the Clearwater Acquisition were not material to our consolidated statement of operations for the year ended December 31, 2018.
Under the acquisition method of accounting, the total purchase price was allocated to the identifiable assets acquired and the liabilities assumed based on our preliminary valuation estimates of the fair values as of the acquisition date. The final working capital was agreed upon during the three months ended March 31, 2019, which resulted in no changes to the purchase price allocation.
Pro forma financial information is not presented as fiscal 2018 revenues and earnings of the Clearwater Acquisition were not material to our consolidated statements of operations.
Note 7 — Property, Plant and Equipment, Net
Property, plant and equipment consist of the following:
	December 31, 2020	December 31, 2019
Land	$7,819	$8,454
Buildings	20,010	26,401
Building, leasehold and land improvements	6,718	8,022
Pipelines	67,278	67,249
Disposal wells	78,046	76,518
Landfill	1,074	5,587
Machinery and equipment	17,029	20,430
Equipment under finance leases	10,072	9,932
Motor vehicles and trailers	35,164	39,679
Rental equipment	19,227	20,605
Office equipment	3,227	3,930
	265,664	286,807
Less accumulated depreciation	(114,947)	(98,003)
Construction in process	447	2,013
Property, plant and equipment, net	$151,164	$190,817
For the years ended December 31, 2020, 2019 and 2018, depreciation expense was $28.2 million, $35.7 million and $46.2 million, respectively. See Note 8 for discussion on impairment charges recorded for long-lived assets during the years ended December 31, 2020, 2019 and 2018.
Note 8 — Assets Held for Sale and Impairment
Impairment Charges
Impairment charges recorded for the years ended December 31, 2020, 2019 and 2018 by reportable segment were as follows:
	Rocky Mountain	Northeast	Southern	Corporate/Other	Total
Year Ended December 31, 2020
Impairment of property, plant and equipment, net	$12,183	$—	$3,396	$—	$15,579
Impairment of intangibles, net	—	—	—	—	—
Total	$12,183	$—	$3,396	$—	$15,579

	Rocky Mountain	Northeast	Southern	Corporate/Other	Total
Year Ended December 31, 2019
Impairment of property, plant and equipment, net	$120	$646	$—	$—	$766
Impairment of goodwill	4,922	21,861	2,735	—	29,518
Total	$5,042	$22,507	$2,735	$—	$30,284
Year Ended December 31, 2018
Impairment of property, plant and equipment, net	$—	$69	$4,414	$332	$4,815
Total	$—	$69	$4,414	$332	$4,815

The fair values of each of the reporting units as well as the related assets and liabilities utilized to determine the impairment were measured using Level 3 inputs as described in Note 14.
Assets Held for Sale
During the year ended December 31, 2020, certain property classified as “Assets held for sale” on the consolidated balance sheet located in the Rocky Mountain division was re-evaluated for impairment based on an accepted offer from a buyer that indicated fair value of the real property was lower than its net book value, and impairment charges of $0.6 million were recorded during 2020, related to the Rocky Mountain division, which is included in “Impairment of long-lived assets” on our consolidated statements of operations.
During the year ended December 31, 2019, management approved plans to sell real properties located in the Northeast and Rocky Mountain divisions. As a result, management began to actively market the properties, which were expected to sell within one year. In accordance with applicable accounting guidance, the real property was recorded at the lower of net book value or fair value less costs to sell and reclassified to “Assets held for sale” on the consolidated balance sheet during year ended December 31, 2019. As the fair value of the real property reclassified as held for sale in the Rocky Mountain and Northeast divisions was lower than its net book value, impairment charges of $0.8 million were recorded during the year ended December 31, 2019, which is included in “Impairment of long-lived assets” on our consolidated statements of operations. Of the impairment charges recorded during the year ended December 31, 2019, $0.7 million related to the Northeast division and $0.1 million related to the Rocky Mountain division.
During the year ended December 31, 2018, management approved plans to sell certain assets located in the Southern division as a result of exiting the Eagle Ford shale area. As a result, management began to actively market these assets, which were expected to sell within one year. See Note 10 for additional details on the exit of the Eagle Ford shale area. In addition, management approved the sale of certain assets, primarily frac tanks, located in the Northeast division, that were expected to sell within one year. As the fair value of these assets reclassified as held for sale was lower than the net book value, impairment charges of $4.8 million were recorded, which is included in “Impairment of long-lived assets” on our consolidated statements of operations. Of the impairment charges recorded during the year ended December 31, 2018, $4.4 million related to the Southern division for the Eagle Ford exit, $0.3 million related to the Corporate division for the sale of certain real property in Texas approved to be sold as part of the Eagle Ford exit, and $0.1 million related to the Northeast division.
Impairment of Long-Lived Assets
Long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. During 2020, there was a significant decline in oil prices due to the impacts of the outbreak of COVID-19 and the oil supply conflict between two major oil producing countries, which resulted in a decrease in activities by our customers. As a result of these events, we determined that there were indicators that the carrying value of our assets may not be recoverable.
Our impairment review during the year ended December 31, 2020 concluded that the carrying values of the assets associated with the landfill in the Rocky Mountain division and trucking equipment in the Southern division were not recoverable as the carrying value exceeded our estimate of future undiscounted cash flows for these asset groups. As a result, we recorded an impairment charge of $15.0 million during the year ended December 31, 2020 as the carrying value exceeded fair value, which is included in “Impairment of long-lived assets” on our consolidated statements of operations. The fair value of the assets associated with the landfill and trucking equipment asset groups was determined using discounted estimated future cash flows. Of the impairment charges recorded during the year ended December 31, 2020, $11.6 million related to the Rocky Mountain division and $3.4 million related to the Southern division.
There were no indicators of impairment for our long-lived assets during the years ended December 31, 2019 and 2018.
Impairment of Goodwill
As of October 1, 2019, and prior to the annual goodwill impairment test, our goodwill balance by reportable operating segment was $21.9 million for the Northeast division, $4.9 million for the Rocky Mountain division, and $2.7 million for the Southern division. The goodwill balance was comprised of $27.1 million that was recorded as a result of fresh start accounting adjustments upon emergence from chapter 11 in 2017, and $2.4 million recorded as a result of the acquisition of Clearwater in 2018.
Upon completing the qualitative analysis, due to a decline in demand and pricing for our services and a decline in the market price of our common stock, we determined that potential indicators of impairment existed during 2019. Therefore, at October 1, 2019, we performed Step One of the goodwill impairment test for all three reporting units. To measure the fair value of the three reporting units, we used a combination of the discounted cash flow method and the guideline public company method. Based upon the results of the first step of the goodwill impairment test, we concluded that the fair value of all three reporting units was less than the carrying value of each reporting unit. Due to the adoption of ASU No. 2017-04, if the carrying amount of a reporting unit exceeds its fair value an impairment charge is recorded based on the excess of a reporting unit’s carrying amount over its fair value. The difference in the carrying value over the fair value for all divisions exceeded the existing goodwill balance recorded for each reporting unit. As a result, during the three months ended December 31, 2019, we recorded total goodwill impairment charges of $29.5 million, of which $21.9 million related to the Northeast division, $4.9 million for the Rocky Mountain division, and $2.7 million for the Southern division. This impairment charge is shown as “Impairment of goodwill” in the consolidated statements of operations.
Note 9 — Goodwill and Intangible Assets
Goodwill
The changes in the carrying value of goodwill for the year ended December 31, 2019 are as follows:
December 31, 2019
Balance at beginning of period	$29,518
Impairment of goodwill	(29,518)
Balance at end of period	$—
As previously discussed in Note 8, we recorded goodwill impairment charges of $29.5 million for the Northeast, Rocky Mountain and Southern divisions during the year ended December 31, 2019. As of December 31, 2019, no goodwill is outstanding.
Intangible Assets
The following table provides intangible assets subject to amortization as of December 31, 2020 and 2019:

	December 31, 2020
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Remaining Useful Life (Years)
Disposal permits	$540	$(346)	$194	4.8
Trade name	799	(799)	—	0.0
Total intangible assets	$1,339	$(1,145)	$194	4.8
	December 31, 2019
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Remaining Useful Life (Years)
Disposal permits	$554	$(269)	$285	5.0
Trade name	799	(444)	355	1.0
Total intangible assets	$1,353	$(713)	$640	2.8
The gross carrying value of the disposal permits decreased by $14.0 thousand during the year ended December 31, 2020 due to the sale of disposal permits in the Northeast division. The disposal permits are related to the Rocky Mountain, Northeast and Southern divisions. The trade name is from the acquisition of Clearwater in the Northeast division in 2018 (as previously discussed in Note 6), and was fully amortized as of December 31, 2020. The remaining weighted average useful lives shown are calculated based on the net book value and remaining amortization period of each respective intangible asset.
For the years ended December 31, 2020, 2019 and 2018, amortization expense was $0.4 million, $0.5 million and $0.2 million, respectively, and is characterized as a component of “Depreciation and amortization” in the consolidated statements of operations.
As of December 31, 2020, future amortization expense of intangible assets is estimated to be:
2021	$52
2022	47
2023	33
2024	22
2025	20
Thereafter	20
Total	$194
Note 10 — Reorganization Items and Exit Costs
Reorganization Items, net
Reorganization items, net represents liabilities settled, net of amounts incurred subsequent to the chapter 11 filing as a direct result of the Plan and are classified as “Reorganization items, net” in our consolidated statements of operations.
The following table summarizes reorganization items, net for the years ended December 31, 2020, 2019 and 2018:
	Year Ended
	December 31, 2020	December 31, 2019	December 31, 2018
Professional and insurance fees	$(111)	$(200)	$(246)
Other costs(a)	—	—	(1,433)
Reorganization items, net	$(111)	$(200)	$(1,679)

(a)
Includes approximately $1.3 million in chapter 11 fees paid to the US Trustee during the year ended December 31, 2018.

Eagle Ford Shale Area
On March 1, 2018, the Board of Directors (the “Board”) determined it was in the best interests of the Company to cease our operations in the Eagle Ford shale area in order to focus on other opportunities. The Board considered a number of factors in making this determination, including among other things, the historical and projected financial performance of our operations in the Eagle Ford shale area, pricing for our services, capital requirements and projected returns on additional capital investment, competition, scope and scale of our operations, and recommendations from management. We substantially exited the Eagle Ford shale area as of June 30, 2018.
The total costs of the exit recorded during the year ended December 31, 2018 were $1.1 million, and included severance and termination benefits, lease exit costs, and other exit costs related to the movement of vehicles, tanks and rental fleet. All costs related to the Southern operating segment and are reflected in “Other, net” in the consolidated statements of operations.
There is no remaining liability for the Eagle Ford exit as of December 31, 2019.
Note 11 — Accrued and Other Current Liabilities
Accrued and other current liabilities consisted of the following at December 31, 2020 and December 31, 2019:
	December 31, 2020	December 31, 2019
Accrued payroll and employee benefits	$2,353	$1,837
Accrued insurance	2,263	2,569
Accrued operating costs	2,683	2,653
Accrued taxes	1,282	695
Accrued legal	294	295
Accrued interest	56	179
Accrued other	288	394
Current operating lease liabilities	331	1,442
Total accrued and other current liabilities	$9,550	$10,064
Note 12 — Debt
Debt consisted of the following at December 31, 2020 and December 31, 2019:
			December 31, 2020		December 31, 2019
	Interest Rate	Maturity Date	Unamortized Debt Issuance Costs(k)	Carrying Value of Debt(m)	Carrying Value of Debt(m)
Operating LOC Loan(a)	7.00%	Nov. 2021	$181	$—	$—
Equipment Loan(b)	3.14%	Nov. 2025	398	13,000	—
CRE Loan(c)	6.50%	Nov. 2032	349	9,932	—
Letter of Credit Facility(d)	7.00%	May 2022	—	—	—
First Lien Term Loan(e)	8.25%	May 2022	—	—	18,008
Second Lien Term Loan(f)	11.00%	Nov. 2022	—	—	9,013
PPP Loan(g)	1.00%	May 2022		4,000	—

			December 31, 2020		December 31, 2019
	Interest Rate	Maturity Date	Unamortized Debt Issuance Costs(k)	Carrying Value of Debt(m)	Carrying Value of Debt(m)
Vehicle Term Loan(h)	5.27%	Dec. 2021	—	363	725
Equipment Finance Loan(i)	6.50%	Nov. 2022	—	158	—
Finance leases(j)	6.77%	Various	—	7,581	8,784
Total debt			$928	35,034	36,530
Debt issuance costs presented with debt(k)				(928)	(95)
Total debt, net				34,106	36,435
Less: current portion of long-term debt(l)				(2,433)	(6,430)
Long-term debt				$31,673	$30,005

(a)
Interest on the Operating LOC Loan accrues at an annual rate equal to the Prime Rate of plus 3.75%, with an interest floor of 7.00%.

(b)
Interest on the Equipment Loan accrues at an annual rate equal to the LIBOR Rate plus 3.00%.

(c)
Interest on the CRE Loan accrues at an annual rate equal to the Federal Home Loan Bank Rate of Des Moines three-year advance rate plus 4.50%, with an interest rate floor of 6.50%.

(d)
The interest rate presented represented the interest rate on the $4.839 million letter of credit facility.

(e)
Interest on the First Lien Term Loan accrued at an annual rate equal to the LIBOR Rate plus 7.25%. This loan was paid in full in November 2020.

(f)
Interest on the Second Lien Term Loan (as defined below) accrued at an annual rate equal to 11.0%, payable in cash, in arrears, on the first day of each month. This loan was paid in full in November 2020.

(g)
Interest on the PPP Loan (as defined below) accrues at an annual rate of 1.00%.

(h)
Interest on the Vehicle Term Loan (as defined below) accrues at an annual rate of 5.27%.

(i)
Interest on the Equipment Finance Loan (as defined below) accrues at an annual rate of 6.50%.

(j)
Our finance leases include finance lease arrangements related to fleet purchases and real property with a weighted-average annual interest rate of approximately 6.77%, which mature in varying installments between 2020 and 2029.

(k)
The debt issuance costs as of December 31, 2020 resulted from refinancing the debt with First International Bank.

(l)
The principal payments due within one year for the CRE Loan, Vehicle Term Loan, Equipment Finance Loan and finance leases are included in current portion of long-term debt as of December 31, 2020.

(m)
Our Operating LOC Loan, Equipment Loan, CRE Loan, Vehicle Term Loan, Equipment Finance Loan and finance leases bear interest at rates commensurate with market rates and therefore their respective carrying values approximate fair value.

Indebtedness
As of December 31, 2020, we had $35.0 million of indebtedness outstanding, consisting of $13.0 million under the Equipment Loan, $9.9 million under the CRE Loan, $4.0 million under the PPP Loan, $0.4 million under the Vehicle Term Loan (defined below), $0.2 million under the Equipment Finance Loan (defined below), and $7.6 million of finance leases for vehicle financings and real property leases.
As further described below, our Operating LOC Loan, CRE Loan, and Equipment Loan contain certain affirmative and negative covenants, including a minimum debt service coverage ratio (“DSCR”),

beginning December 31, 2021, as well as other terms and conditions that are customary for loans of this type. As of December 31, 2020, we were in compliance with all covenants.
Master Loan Agreement
On November 16, 2020, the Company entered into the Master Loan Agreement with Lender. Pursuant to the Master Loan Agreement, Lender agreed to extend to the Company: (i) the Equipment Loan that is subject to the Main Street Priority Loan Facility (the “MSPLF”) as established by the Board of Governors of the Federal Reserve System under Section 13(3) of the Federal Reserve Act; (ii) the CRE Loan; (iii) the Operating LOC Loan; and (iv) the Letter of Credit Facility. On November 18, 2020, the Company was advised by Lender that the Equipment Loan had been approved as a MSPLF, and the Loans were funded and closed on November 20, 2020. In connection with the closing of the Loans, the Company repaid all outstanding obligations in full under the First Lien Credit Agreement and Second Lien Term Loan Agreement totaling $12.6 million and $8.3 million, respectively.
On January 25, 2021, the Letter of Credit Facility was amended in order to increase by $510,000 the maximum availability under the Letter of Credit Facility. As amended, the Letter of Credit Facility provides for the issuance of letters of credit of up to $5.349 million in aggregate face amount, and all other terms of the Letter of Credit Facility remain unchanged.
The terms of the Master Loan Agreement provide for customary events of default, including, among others, those relating to a failure to make payment, bankruptcy, breaches of representations and covenants, and the occurrence of certain events. Pursuant to the Master Loan Agreement, the Company must maintain a minimum DSCR of 1.35 to 1.00 beginning December 31, 2021 and annually on December 31 of each year thereafter. The DSCR means the ratio of (i) Adjusted EBITDA to (ii) the annual debt service obligations (less subordinated debt annual debt service) of the Company, calculated based on the actual four quarters ended on the applicable December 31 measurement date. If the DSCR falls below 1.35 to 1.00, then in addition to all other rights and remedies available to Lender, the interest rates on the CRE Loan, the Operating LOC Loan and the Letter of Credit Facility will increase by 1.5% until the minimum DSCR is maintained. The Company may cure a failure to comply with the DSCR by issuing equity interests in the Company for cash and applying the proceeds to the applicable Adjusted EBITDA measurement.
In addition, the Master Loan Agreement limits capital expenditures to $7.5 million annually and requires the Company to maintain a positive working capital position of at least $7.0 million at all times. The Master Loan Agreement also requires the Company deposit into the Reserve Account the sum of $2.5 million and make additional monthly deposits of $100 thousand into the Reserve Account. Funds held in the Reserve Account are not accessible by the Company and are pledged as additional security for the CRE Loan, the Operating LOC Loan and the Letter of Credit Facility.
Equipment Loan
The Equipment Loan is evidenced by that certain Promissory Note (Equipment Loan) executed by the Company in the original principal amount of $13.0 million. The Equipment Loan bears interest at a rate of one-month US dollar LIBOR plus 3.00%. Interest payments during the first year will be deferred and added to the loan balance and principal payments during the first two years will be deferred. Monthly amortization of principal will commence on December 1, 2022, with principal amortization payments due in annual installments of 15% on November 16, 2023, 15% on November 16, 2024, and the remaining 70% on the maturity date of November 16, 2025. The Equipment Loan, plus accrued and unpaid interest, may be prepaid at any time at par. The entire outstanding principal balance of the Equipment Loan together with all accrued and unpaid interest is due and payable in full on November 16, 2025. In connection with the Equipment Loan, the Company paid a $130 thousand origination fee to Lender and a $130 thousand origination fee to MSPLF.
The Equipment Loan includes all covenants and certifications required by the MSPLF, including, without limitation, the MSPLF Borrower Certifications and Covenants Instructions and Guidance. In connection with the same, the Company delivered a Borrower Certifications and Covenants (the “MS Certifications and Covenants”) to MS Facilities LLC, a Delaware limited liability company, a special purpose vehicle of the Federal Reserve. Under the MS Certifications and Covenants, the Company is subject to certain restrictive covenants during the period that the Equipment Loan is outstanding and, with respect to certain of those restrictive covenants, for an additional one year period after the Equipment Loan is repaid, including restrictions on the Company’s ability to repurchase stock, pay dividends or make other distributions and limitations on executive compensation and severance arrangements. The Equipment Loan is secured by a first lien security interest in all equipment and titled vehicles of the Company and its subsidiaries.
CRE Loan
The CRE Loan is evidenced by that certain Promissory Note (Real Estate) executed by the Company in the original principal amount of $10.0 million. The CRE Loan bears interest at the Federal Home Loan Bank Rate of Des Moines three-year advance rate plus 4.50% with an interest rate floor of 6.50%. The CRE Loan has a twelve-year maturity. The Company is required to make monthly principal and interest payments, and monthly escrow deposits for real estate taxes and insurance. The entire outstanding principal balance of the CRE Loan together with all accrued and unpaid interest is due and payable in full on November 13, 2032. In connection with the CRE Loan, the Company paid a $150 thousand origination fee to Lender.
The CRE Loan is secured by a first lien real estate mortgage on certain real estate owned by the Company and its subsidiaries and by the Reserve Account. The Company will incur a declining prepayment premium of 6%, 5%, 4%, 3%, 2%, and 1% of the outstanding principal balance of the CRE Loan over the first six years of the loan, respectively. The Company is not permitted to prepay the principal of the CRE Loan more than 5% per year without Lender’s prior written approval.
Operating LOC Loan
The Operating LOC Loan is evidenced by that certain Revolving Promissory Note (Operating Line of Credit Loan) executed by the Company in the original maximum principal amount of $5.0 million. The Operating LOC Loan bears interest at a variable rate, adjusting daily, equal to the Prime Rate plus 3.75%, with an interest rate floor of 7.00%. In connection with the Operating LOC Loan, the Company paid a $50 thousand origination fee to Lender. The Operating LOC Loan is currently undrawn and fully available to the Company.
The Operating LOC Loan is secured by a first lien security interest in all business assets of the Company and its subsidiaries, including without limitation all accounts receivable, inventory, trademarks and intellectual property licenses to which it is a party and by the Reserve Account. The entire outstanding principal balance of the Operating LOC Loan together with all accrued and unpaid interest is due and payable in full on November 14, 2021.
Letter of Credit Facility
The Letter of Credit Facility provides for the issuance of letters of credit of up to $4.839 million in aggregate face amount and is evidenced by that certain Promissory Note (Letter of Credit Loan) executed by the Company. Amounts drawn on letters of credit issued under the Letter of Credit Facility bear interest at a variable rate, adjusting daily, equal to the Prime Rate plus 3.75%, with an interest rate floor of 7.00%. The Letter of Credit Facility has a one-year final maturity on November 19, 2021.
On January 25, 2021, the Letter of Credit Facility was amended in order to increase by $510,000 the maximum availability thereunder. As amended, the Letter of Credit Facility provides for the issuance of letters of credit of up to $5.349 million in aggregate face amount and is evidenced by that certain Amended and Restated Promissory Note (Letter of Credit Loan), dated January 25, 2021, executed by the Company.
In connection with the Letter of Credit Facility, the Company is required to pay an annual fee equal to 3.00% of the maximum undrawn face amount of each letter of credit issued thereunder. The Letter of Credit Facility is secured by a first lien security interest in all business assets of the Company and its subsidiaries and by the Reserve Account.

First Lien Credit Agreement
On the Effective Date, pursuant to the Plan, the Company entered into the First Lien Credit Agreement by and among the First Lien Credit Agreement Lenders, the Credit Agreement Agent, and the Company. Pursuant to the First Lien Credit Agreement, the First Lien Credit Agreement Lenders agreed to extend to the Company the Revolving Facility and the First Lien Term Loan. The First Lien Credit Agreement also contained an accordion feature that provided for an increase in availability of up to an additional $20.0 million, subject to the satisfaction of certain terms and conditions contained in the First Lien Credit Agreement.
On October 5, 2018, in connection with the Clearwater Acquisition, we entered into a First Amendment to the Credit Agreement (the “First Amendment to the Credit Agreement”) with the First Lien Credit Agreement Lenders and the Credit Agreement Agent, which amended the First Lien Credit Agreement. Pursuant to the First Amendment to the Credit Agreement, the Credit Agreement Lenders provided us with an additional term loan under the First Lien Credit Agreement in the amount of $10.0 million, which was used to finance a portion of the Clearwater Acquisition.
On July 13, 2020, the Company entered into the Third Amendment to First Lien Credit Agreement (the “Third Amendment to First Lien Credit Agreement”) with the First Lien Credit Agreement Lenders and Credit Agreement Agent, which further amended the First Lien Credit Agreement to extend the maturity date from February 7, 2021 to May 15, 2022. In connection with the Third Amendment to First Lien Credit Amendment, on July 13, 2020, the Company repaid $2.5 million of the outstanding principal amount of the First Lien Term Loan.
The Company made a liquidated damages payment in the amount of $0.5 million and paid a deferred amendment fee of $325 thousand as a result of the repayment of indebtedness and termination of the First Lien Credit Agreement. The Company also deposited approximately $5.1 million as cash collateral to secure outstanding letters of credit, which will be released and refunded to the Company upon cancellation of such outstanding letters of credit as replacements are issued under the Letter of Credit Facility. In connection with the repayment of outstanding indebtedness by the Company, the Company was permanently released from all security interests, mortgages, liens and encumbrances under the First Lien Credit Agreement.
On November 20, 2020, in connection with the Master Loan agreement, all amounts outstanding under the First Lien Term Loan totaling $12.6 million were repaid in full, and all of the commitments and obligations under the First Lien Credit Agreement were terminated.
Second Lien Term Loan Credit Agreement
On the Effective Date, pursuant to the Plan, the Company also entered into the Second Lien Term Loan Agreement (the “Second Lien Term Loan Agreement”) by and among the lenders party thereto (the “Second Lien Term Loan Lenders”), Wilmington, and the Company. Pursuant to the Second Lien Term Loan Agreement, the Second Lien Term Loan Lenders agreed to extend to the Company a $26.8 million second lien term loan facility (the “Second Lien Term Loan”), of which $21.1 million was advanced on the Effective Date and up to an additional $5.7 million was available at the request of the Company after the closing date subject to the satisfaction of certain terms and conditions specified in the Second Lien Term Loan Agreement.
On July 13, 2020, the Company entered into a Second Amendment to Credit Agreement with the lenders party thereto and Wilmington, which amended the Second Lien Term Loan Credit Agreement to extend the maturity date from October 7, 2021 to November 15, 2022.
On November 20, 2020, in connection with the Master Loan Agreement above, all amounts outstanding under the Second Lien Term Loan Agreement totaling $8.3 million were repaid in full, and all of the commitments and obligations under the Second Lien Term Loan Agreement were terminated. The Company did not incur any early termination penalties as a result of the repayment of indebtedness and termination of the Second Lien Term Loan Agreement. In connection with the repayment of outstanding indebtedness by the Company, the Company was permanently released from all security interests, mortgages, liens and encumbrances under the Second Lien Term Loan Credit Agreement.

Paycheck Protection Program Loan
On May 8, 2020, pursuant to the Paycheck Protection Program (the “PPP”) under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) enacted on March 27, 2020, an indirect wholly-owned subsidiary of the Company (the “PPP Borrower”) received proceeds of a loan (the “PPP Loan”) from First International Bank & Trust (the “PPP Lender”) in the principal amount of $4.0 million. The PPP Loan is evidenced by a promissory note (the “Promissory Note”), dated May 8, 2020. The Promissory Note is unsecured, matures on May 8, 2022, bears interest at a rate of 1.00% per annum, and is subject to the terms and conditions applicable to loans administered by the U.S. Small Business Administration (the “SBA”) under the CARES Act.
Under the terms of the PPP, up to the entire principal amount of the PPP Loan, and accrued interest, may be forgiven if the proceeds are used for certain qualifying expenses over the covered period as described in the CARES Act and applicable implementing guidance issued by the SBA, subject to potential reduction based on the level of full-time employees maintained by the organization during the covered period as compared to a baseline period.
In June 2020, the Paycheck Protection Program Flexibility Act of 2020 (“Flexibility Act”) was signed into law, which amended the CARES Act. The Flexibility Act changed key provisions of the PPP, including, but not limited to: (i) provisions relating to the maturity of PPP loans, (ii) the deferral period covering PPP loan payments and (iii) the process for measurement of loan forgiveness. More specifically, the Flexibility Act provides a minimum maturity of five years for all PPP loans made on or after the date of the enactment of the Flexibility Act (“June 5, 2020”) and permits lenders and borrowers to extend the maturity date of earlier PPP loans by mutual agreement. As of the date of this filing, the Company has not approached the PPP Lender to request an extension of the maturity date from two years to five years. The Flexibility Act also provides that if a borrower does not apply for forgiveness of a loan within 10 months after the last day of the measurement period (“covered period”), the PPP loan is no longer deferred and the borrower must begin paying principal and interest. In addition, the Flexibility Act extended the length of the covered period from eight weeks to 24 weeks from receipt of proceeds, while allowing borrowers that received PPP loans before June 5, 2020 to determine, at their sole discretion, a covered period of either eight weeks or 24 weeks.
The PPP Borrower used the PPP Loan proceeds for designated qualifying expenses over the covered period and applied for forgiveness of the PPP Loan during September 2020 in accordance with the terms of the PPP, but no assurance can be given that the PPP Borrower will obtain forgiveness of the PPP Loan in whole or in part. As such, the Company has classified the PPP loan as debt and it is included in long-term debt on the consolidated balance sheet.
With respect to any portion of the PPP Loan that is not forgiven, the PPP Loan will be subject to customary provisions for a loan of this type, including customary events of default relating to, among other things, payment defaults, breaches of the provisions of the Promissory Note and cross-defaults on any other loan with the PPP Lender or other creditors. Upon a default under the Promissory Note, including the non-payment of principal or interest when due, the obligations of the PPP Borrower thereunder may be accelerated. In the event the PPP Loan is not forgiven, the principal amount of $4.0 million shall be repaid at maturity.
The Company obtained the consent of the lenders under each of the First Lien Credit Agreement and the Second Lien Term Loan Credit Agreement for the PPP Borrower to enter into and obtain the funds provided by the PPP Loan.
Vehicle Term Loan
On December 27, 2019, we entered into a Direct Loan Security Agreement (the “Vehicle Term Loan”) with PACCAR Financial Corp as the Secured Party. The Vehicle Term Loan was used to refinance 38 trucks that were previously recorded as finance leases with balloon payments that would have been due in January of 2020. The Vehicle Term Loan matures on December 27, 2021, when the entire unpaid principal balance and interest, plus any other accrued charges, shall become due and payable. The Vehicle Term Loan shall be repaid in installments of $31,879 beginning on January 27, 2020 and on the same day of each month thereafter, with interest accruing at an annual rate of 5.27%.

Equipment Finance Loan
On November 20, 2019, we entered into a Retail Installment Contract (the “Equipment Finance Loan”) with a secured party to finance $0.2 million of equipment. The Equipment Finance Loan matures on November 15, 2022, and shall be repaid in monthly installments of approximately $7 thousand beginning December 2019 and then each month thereafter, with interest accruing at an annual rate of 6.50%.
Debt Maturities
The required principal payments and estimated interest payments for all borrowings for each of the five years and thereafter following the balance sheet date are as follows:
	Principal	Interest(a)
2021	$2,433	$1,190
2022	6,125	1,398
2023	5,826	1,236
2024	2,897	1,040
2025	10,159	1,094
Thereafter	7,594	1,806
Total	$35,034	$7,764

(a)
Estimated interest on debt for all periods presented is calculated using interest rates available as of December 31, 2020 and includes fees for the unused portion of our Letter of Credit Facility.

Note 13 — Derivative Warrants
On the Effective Date, pursuant to the Plan, we issued to the holders of the pre-Effective Date 9.875% Senior Notes due 2018 (the “2018 Notes”) and holders of certain claims relating to the rejection of executory contracts and unexpired leases warrants to purchase an aggregate of 118,137 shares of common stock, par value $0.01, at an exercise price of $39.82 per share and a term expiring seven years from the Effective Date. As of December 31, 2020 and 2019, the effective value of the outstanding warrant is zero.
Note 14 — Fair Value Measurements
Fair Value Measurements
Fair value represents an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
•
Level 1 — Observable inputs such as quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•
Level 2 — Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

•
Level 3 — Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Recurring Fair Value Measurements
Our liabilities that are required to be measured at fair value on a recurring basis in the consolidated balance sheets as of December 31, 2020 and December 31, 2019 are summarized below. The fair value hierarchy of the valuation techniques we utilized to determine such fair value included significant unobservable inputs (Level 3).

	December 31, 2020	December 31, 2019
Derivative warrant liability(a)	$—	$—

(a)
The fair value of our derivative warrant liability was zero as of December 31, 2020 and 2019.

Non-Recurring Fair Value Measurements
Assets acquired and liabilities assumed in business combinations are measured at fair value on a nonrecurring basis using Level 3 inputs. See Note 6 for further discussion on the measurement of the assets and liabilities acquired in the acquisition of Clearwater.
In addition to our assets and liabilities that are measured at fair value on a recurring basis, we are required to measure certain assets and liabilities at fair value on a nonrecurring basis after initial recognition. Generally, assets, liabilities and reporting units are measured at fair value on a nonrecurring basis as a result of impairment reviews and any resulting impairment charge. In connection with our impairment of goodwill and long-lived assets described in Note 8, the fair value of our reporting units or asset groups is determined primarily using the cost and market approaches (Level 3).
Note 15 — Asset Retirement Obligations
At December 31, 2020 and 2019, we had approximately $8.0 million and $7.5 million, respectively, of asset retirement obligations related to our salt water disposal wells and landfills.
The following table provides a reconciliation of the beginning and ending balances of our asset retirement obligations as of December 31, 2020 and 2019:
	December 31, 2020	December 31, 2019
Balance at beginning of period	$7,486	$7,128
Asset retirement obligations acquired	—	130
Asset retirement obligations settled	(169)	(427)
Changes in estimate	—	—
Accretion expense	762	780
Cash payments	(62)	(125)
Balance at end of period	$8,017	$7,486
Note 16 — Equity
Preferred Stock
The Board is authorized to issue up to 1.0 million shares of preferred stock, par value $0.01, and to determine the powers, preferences, privileges, rights, including voting rights, qualifications, limitations and restrictions of those shares without further vote or act by the common stockholders. There was no preferred stock outstanding as of December 31, 2020 and December 31, 2019.
Series A Preferred Stock
The Board declared a dividend of one right (a “Right”) for each of the Company’s issued and outstanding shares of common stock, par value $0.01 per share (“Common Stock”). The dividend was paid to the stockholders of record at the close of business on January 4, 2021 (the “Record Date”). Each Right entitles the registered holder, subject to the terms of the Rights Agreement (as defined below), to purchase from the Company one one-thousandth of a share of the Company’s Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Preferred Stock”), at a price of $7.02, subject to certain adjustments (as adjusted from time to time, the “Exercise Price”). The description and terms of the Rights are set forth in the Rights Agreement, dated as of December 21, 2020 (the “Rights Agreement”), between the Company and American Stock Transfer & Trust Company, LLC (the “Rights Agent”).
The Rights, which are not exercisable until the Distribution Date (as defined in the Rights Agreement), will expire prior to the earliest of (i) the close of business on December 21, 2021, unless extended prior to expiration (provided any such extension will be submitted to the stockholders of the Company for ratification at the next annual meeting following such extension); (ii) the time at which the Rights are redeemed pursuant to the Rights Agreement; (iii) the time at which the Rights are exchanged pursuant to the Rights Agreement and (iv) the time at which the Rights are terminated upon the occurrence of certain transactions (the earliest of (i), (ii), (iii) and (iv) is referred to as the “Expiration Date”).
Each share of Preferred Stock will be entitled, when, as and if declared, to a preferential per share quarterly dividend payment equal to the greater of (i) $1.00 per share or (ii) 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, in each case, paid to holders of Common Stock during such period. Each share of Preferred Stock will entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Company. In the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per one share of Common Stock.
Equity Issuances
During the years ended December 31, 2020, 2019 and 2018, we issued common stock for our stock-based compensation program which is discussed further in Note 18.
Rights Offering in 2018
As previously disclosed, we agreed, pursuant to the Bridge Term Loan Credit Agreement, to use our reasonable best efforts to effectuate and close the Rights Offering as soon as reasonably practicable following October 5, 2018, whereby we would dividend to our holders of common stock subscription rights to purchase shares of our common stock on a pro rata basis with an aggregate offering price of $32.5 million. Holders who subscribed for all of their basic subscription rights also could elect to subscribe for additional shares pursuant to an over-subscription privilege.
In connection with the Rights Offering, we entered into a Backstop Commitment Letter on October 5, 2018 (the “Backstop Commitment Letter”) with certain backstop parties named therein (the “Backstop Parties”), pursuant to which the Backstop Parties agreed, subject to the terms and conditions in the Backstop Commitment Letter, to participate in the Rights Offering and agreed to acquire all unsubscribed shares remaining after stockholders exercised their over-subscription privilege. The Backstop Parties are our two largest shareholders that, in the aggregate, hold approximately 90% of our stock. In exchange for the commitments under the Backstop Commitment Letter, we paid to the Backstop Parties, in the aggregate, a nonrefundable cash payment equal to 1.0% of the full amount of the Rights Offering.
Pursuant to the Backstop Commitment Letter, we were required to file a registration statement with the SEC within 20 days following October 5, 2018. This initial Registration Statement on Form S-1 was filed with the SEC on October 25, 2018, with amendments to the Form S-1 filed on December 4, 2018 and December 7, 2018. The Registration Statement on Form S-1 respecting the Rights Offering was declared effective by the SEC on Friday, December 7, 2018. The Rights Offering launched at the close of business on December 10, 2018 and terminated, as to unexercised rights, at 5:00 p.m. New York City time on December 28, 2018.
We sold an aggregate of 3,381,894 shares of common stock at a purchase price of $9.61 per share in the Rights Offering. On January 2, 2019, we received the aggregate gross proceeds from the Rights Offering of $32.5 million and repaid in full the obligations under the Bridge Term Loan Credit Agreement. The shares of common stock subscribed for in the Rights Offering were distributed to applicable offering participants through our transfer agent or through the clearing systems of the Depository Trust Company, which commenced on January 2, 2019. Immediately after the issuance of the 3,381,894 shares for the Rights Offering which commenced on January 2, 2019, the Company had 15,614,981 common shares outstanding.

Note 17 — Earnings Per Share
Net loss per basic and diluted common share have been computed using the weighted average number of shares of common stock outstanding during the period. For the years ended December 31, 2020, 2019 and 2018, no shares of common stock underlying restricted stock or warrants were included in the computation of diluted earnings per common share (“EPS”) because the inclusion of such shares would be anti-dilutive based on the net losses reported for those periods.
The following table presents the calculation of basic and diluted net loss per common share, as well as the anti-dilutive stock-based awards that were excluded from the calculation of diluted net loss per share for the periods presented:
	Year Ended
	December 31, 2020	December 31, 2019	December 31, 2018
Numerator:
Net loss	$(44,143)	$(54,937)	$(59,263)
Denominator:
Weighted average shares – basic	15,764	15,676	11,829
Common stock equivalents	—	—	—
Weighted average shares – diluted	15,764	15,676	11,829
Loss per common share:
Net loss per basic common share	$(2.80)	$(3.50)	$(5.01)
Net loss per diluted common share	$(2.80)	$(3.50)	$(5.01)
Anti-dilutive stock-based awards excluded	671	490	951
Note 18 — Stock-Based Compensation
Award Plans
2017 Long Term Incentive Plan
Pursuant to the requirements of the Plan, on February 22, 2018, the Board approved the Nuverra Environmental Solutions, Inc. 2017 Long Term Incentive Plan (the “Incentive Plan”). The Incentive Plan is intended to provide for the grant of equity-based awards to designated members of the Company’s management and employees. Pursuant to the terms of the Plan, the Incentive Plan became effective on the Effective Date. The maximum number of shares of the Company’s common stock that is available for the issuance of awards under the Incentive Plan is 1,772,058. As of December 31, 2020, approximately 771,000 shares were available for issuance under the Incentive Plan. No awards were granted under this plan during the year ended December 31, 2020.
2018 Restricted Stock Plan for Directors
Further, the Compensation Committee on February 22, 2018 adopted the 2018 Restricted Stock Plan for Directors (the “Director Plan”), which was ratified by the Company’s shareholders at the Company’s 2018 Annual Meeting. The Director Plan provides for the grant of restricted stock to the non-employee directors of the Company. On December 18, 2020, our stockholders approved at our annual stockholder meeting an amendment to increase the number of shares that may be issued under the Director Plan to 250,000 shares of common stock from 100,000 shares. As of December 31, 2020, 150,000 shares were remaining available for issuance under the Director Plan.
Stock-Based Compensation Expense
The total stock-based compensation expense, net of estimated forfeitures, included in “General and administrative expenses” in the accompanying consolidated statements of operations for the years ended December 31, 2020, 2019 and 2018 was as follows:

	Year Ended
	December 31, 2020	December 31, 2019	December 31, 2018
Restricted stock(a)	$2,035	$2,026	$13,505
Stock options	—	—	(788)
Total stock-based compensation expense	$2,035	$2,026	$12,717

(a)
Includes restricted stock awards, performance-based restricted stock units, and time-based restricted stock units granted under the Incentive Plan and the Director Plan.

There was no income tax expense or benefit related to stock-based compensation recognized in the consolidated statements of operations for the years ended December 31, 2020, 2019 and 2018. At December 31, 2020, the total unrecognized stock-based compensation expense, net of estimated forfeitures, was $0.7 million and is expected to be recognized over a weighted average period of 1.6 years.
Restricted Stock Units and Restricted Stock
We measure the cost of employee services received in exchange for awards of restricted stock or restricted stock units based on the market value of our common shares at the date of grant. The fair value of the restricted stock or restricted stock units is amortized on a straight-line basis over the requisite service period. Certain restricted stock units are subject to a performance condition established at the date of grant. Actual results against the performance condition are measured at the end of the performance period, which typically coincides with the vesting period. For these awards with performance conditions, the fair value of the restricted stock units is amortized on a straight-line basis over the requisite service period based upon the fair market value on the date of grant, adjusted for the anticipated or actual achievement against the established performance condition. Shares of restricted stock and restricted stock units awards generally vest over a one, two or three year service period from the date of grant.
A summary of restricted stock units and restricted stock activity during the year ended December 31, 2020 is presented below:
	Shares	Weighted-Average Grant-Date Fair Value (per share)
Non-vested at December 31, 2019	283	$10.06
Granted	351	2.13
Vested	(283)	10.06
Forfeited or canceled	—	—
Non-vested at December 31, 2020	351	$2.13
The total fair value of the shares vested during the years ended December 31, 2020 and 2019 was approximately $2.8 million and $1.6 million, respectively.
Note 19 — Income Taxes
The following table shows the components of the income tax benefit (expense) for the periods indicated:
	Year Ended
	December 31, 2020	December 31, 2019	December 31, 2018
Current income tax (expense) benefit:
Federal	$—	$—	$—
State	(39)	(57)	(55)
Total Current	(39)	(57)	(55)

	Year Ended
	December 31, 2020	December 31, 2019	December 31, 2018
Deferred income tax (expense) benefit:
Federal	8	56	(34)
State	18	91	(118)
Total Deferred	26	147	(152)
Total income tax benefit (expense)	$(13)	$90	$(207)

A reconciliation of the income tax benefit (expense) and the amount computed by applying the statutory federal income tax rate of 21% to loss from continuing operations before income taxes is as follows:
	Year Ended
	December 31, 2020	December 31, 2019	December 31, 2018
U.S. federal income tax benefit at statutory rate	21.0%	21.0%	21.0%
State and local income taxes, net of federal benefit	2.0%	4.4%	3.1%
Compensation	(0.4)%	(0.5)%	(5.9)%
Capital Loss Expiration	(100.4)%	—%	—%
Impairment of goodwill	—%	(2.0)%	—%
Fixed asset adjustments	—%	—%	(2.6)%
Change in valuation allowance	77.7%	(27.0)%	(11.1)%
Other	0.1%	4.3%	(4.9)%
Benefit (expense) for income taxes	0.0%	0.2%	(0.4)%
Significant components of our deferred tax assets and liabilities as of December 31, 2020 and 2019 are as follows:
	December 31, 2020	December 31, 2019
Deferred tax assets:
Reserves	$34	$300
Debt issuance costs	—	49
Net operating losses	75,777	69,446
Federal credit carryover	—	56
Stock-based compensation	393	284
Intangible assets and goodwill	8,103	9,200
Capital loss carry forward	4,521	48,050
Other	4,692	2,976
Subtotal	93,520	130,361
Less: Valuation allowance	(74,459)	(108,882)
Total deferred tax assets	19,061	21,479
Deferred tax liabilities:
Fixed assets	(18,893)	(20,990)
Other	(288)	(580)
Total deferred tax liabilities	(19,181)	(21,570)
Net deferred tax liability	$(120)	$(91)

As of December 31, 2020, we had net operating loss (“NOL”) carryforwards for federal income tax purposes of approximately $276.1 million, the majority of which expire in 2032 through 2037, state NOL carryforwards of approximately $327.2 million, which generally expire in 2021 through 2040, and capital loss carryforwards of approximately $4.5 million, which begin to expire in 2021. Pursuant to United States Internal Revenue Code Section 382, if we undergo an ownership change, the NOL carryforward limitations would impose an annual limit on the amount of the taxable income that may be offset by our NOLs generated prior to the ownership change. We have determined that an ownership change occurred on August 7, 2017 as a result of the chapter 11 reorganization. The limitation under Section 382 may result in federal NOLs expiring unused. Subject to the impact of those rules as a result of past or future restructuring transactions, we may be unable to use all or a significant portion of our NOLs to offset future taxable income.
As required by GAAP, we assess the recoverability of our deferred tax assets on a regular basis and record a valuation allowance for any such assets where recoverability is determined to be not more likely than not. As a result of our continued losses, we determined that our deferred tax liabilities were not sufficient to fully realize our deferred tax assets prior to the expiration of our NOLs, and accordingly, a valuation allowance continues to be required to be recorded against our deferred tax assets. We recorded a decrease of approximately $34.4 million to our valuation allowance during the year ended December 31, 2020 primarily due to the expiration of the capital loss carryforwards. We recorded an increase of approximately $13.5 million to our valuation allowance during the year ended December 31, 2019 primarily due to the increase in the deferred tax liability related to net operating losses due to current year activity.
A reconciliation of our valuation allowance on deferred tax assets for the years ended December 31, 2020 and 2019 is as follows:
	Year Ended
	December 31, 2020	December 31, 2019
Balance at beginning of period	$108,882	$95,347
Additions (Reductions) to valuation allowance	(34,423)	13,535
Valuation allowance release, net	—	—
Balance at end of period	$74,459	$108,882
As of December 31, 2020 and 2019 we did not have any unrecognized tax benefits.
We recognize potential accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. We did not have any accrued interest and penalties as of December 31, 2020 and 2019. To the extent interest and penalties are not assessed with respect to uncertain tax positions, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision.
We are subject to the following significant taxing jurisdictions: U.S. federal, Pennsylvania, Louisiana, North Dakota, Ohio, Texas, West Virginia, and Arizona. We have had NOLs in various years for federal purposes and for many states. The statute of limitations for a particular tax year for examination by the Internal Revenue Service (“IRS”) is generally three years subsequent to the filing of the associated tax return. However, the IRS can adjust NOL carryovers up to three years subsequent to the last year in which the loss carryover is finally used. Accordingly, there are multiple years open to examination. The statute of limitations is generally three to four years for many of the states where we operate, however many states can also adjust NOL carryovers up to three to four years subsequent to the last year in which the loss carryover is finally used. The Company is currently not under income tax examination in any tax jurisdictions.
Note 20 — Commitments and Contingencies
Environmental Liabilities
We are subject to the environmental protection and health and safety laws and related rules and regulations of the United States and of the individual states, municipalities and other local jurisdictions where we operate. Our operations are subject to rules and regulations promulgated by the Texas Railroad

Commission, the Texas Commission on Environmental Quality, the Louisiana Department of Natural Resources, the Louisiana Department of Environmental Quality, the Ohio Department of Natural Resources, the Pennsylvania Department of Environmental Protection, the North Dakota Department of Health, the North Dakota Industrial Commission, Oil and Gas Division, the North Dakota State Water Commission, the Montana Department of Environmental Quality and the Montana Board of Oil and Gas, among others. These laws, rules and regulations address environmental, health and safety and related concerns, including water quality and employee safety. We have installed safety, monitoring and environmental protection equipment such as pressure sensors, containment walls, supervisory control and data acquisition systems and relief valves, and have established reporting and responsibility protocols for environmental protection and reporting to such relevant local environmental protection departments as required by law.
We believe we are in material compliance with all applicable environmental protection laws and regulations in the United States and the states in which we operate. We believe that there are no unrecorded liabilities as of the periods reported herein in connection with our compliance with environmental laws and regulations. The consolidated balance sheets at December 31, 2020 and December 31, 2019 did not include any accruals for environmental matters.
Contingent Consideration for Ideal Settlement
On June 28, 2017, the Company and certain of its material subsidiaries (collectively with the Company, the “Nuverra Parties”) filed a motion with the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) seeking authorization to resolve unsecured claims related to the $8.5 million contingent consideration from the Ideal Oilfield Disposal LLC acquisition (the “Ideal Settlement”). On July 11, 2017, the Bankruptcy Court entered an order authorizing the Ideal Settlement. Pursuant to the approved settlement terms, the $8.5 million contingent claim was replaced with an obligation on the part of the applicable Nuverra Party to transfer $0.5 million to the counterparties to the Ideal Settlement upon emergence from chapter 11, and $0.5 million when the Ideal Settlement counterparties deliver the required permits and certificates necessary for the issuance of the second special waste disposal permit. The $0.5 million due upon emergence from chapter 11 was paid during the five months ended December 31, 2017. The remaining $0.5 million, due when the counterparties deliver the required permits and certificates necessary for the issuance of the second special waste disposal permit, has been classified as noncurrent and is reported in “Long-term contingent consideration” on the consolidated balance sheets, as these permits and certificates are not expected to be received within one year.
State Sales and Use Tax Liabilities
During the year ended December 31, 2017, the Pennsylvania Department of Revenue (or “DOR”) completed an audit of our sales and use tax compliance for the period January 1, 2012 through May 31, 2017. As a result of the audit, we were assessed by the DOR for additional state and local sales and use tax plus penalties and interest. During the years ended December 31, 2017 and 2018, we disputed various claims in the assessment made by the DOR through the appropriate boards of appeal and were able to obtain relief for many of the contested claims. However, in January of 2019, the final appeals board upheld an assessment of sales tax and interest that relates to one material position. We have appealed this decision to the Commonwealth of Pennsylvania as we continue to believe that the transactions involved are exempt from sales tax in Pennsylvania, and therefore we have not recorded an accrual as of December 31, 2020. If we lose this appeal, which could take several years to settle, we estimate that we would be required to pay between $1.0 million and $1.5 million to the DOR.
Surety Bonds and Letters of Credit
At December 31, 2020 and 2019, we had surety bonds outstanding of approximately $4.2 million and $6.4 million, respectively, primarily to support financial assurance obligations related to our landfill and disposal wells. Additionally, at December 31, 2020 and 2019, we had outstanding irrevocable letters of credit totaling $4.9 million and $3.2 million, respectively, to support various agreements, leases and insurance policies.

Note 21 — Legal Matters
Litigation
There are various lawsuits, claims, investigations and proceedings that have been brought or asserted against us, which arise in the ordinary course of business, including actions with respect to securities and shareholder class actions, personal injury, vehicular and industrial accidents, commercial contracts, legal and regulatory compliance, securities disclosure, labor and employment, and employee benefits and environmental matters, the more significant of which are summarized below. We record a provision for these matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Any provisions are reviewed at least quarterly and are adjusted to reflect the impact and status of settlements, rulings, advice of counsel and other information and events pertinent to a particular matter.
We believe that we have valid defenses with respect to legal matters pending against us. Based on our experience, we also believe that the damage amounts claimed in pending lawsuits are not necessarily a meaningful indicator of our potential liability. Litigation is inherently unpredictable, and it is possible that our financial condition, results of operations or cash flow could be materially affected in any particular period by the resolution of one or more of the legal matters pending against us. Based on information currently known to our management, we do not expect the outcome in any of these known legal proceedings, individually or collectively, to have a material adverse effect on our consolidated financial condition, results of operations or cash flows.
Confirmation Order Appeal
On July 26, 2017, David Hargreaves, an individual holder of 2018 Notes, appealed the Confirmation Order to the District Court of the District of Delaware (the “District Court”) and filed a motion for a stay pending appeal from the District Court. Although the motion for a stay pending appeal was denied, the appeal remained pending and the District Court heard oral arguments in May 2018, and in August 2018, the District Court issued an order dismissing the appeal. Hargreaves subsequently appealed the District Court’s decision to the United States Court of Appeals for the Third Circuit (the “Appellate Court”). The parties filed appellate briefs in December 2018 and January 2019, and presented oral arguments to a three-judge panel of the Appellate Court in November 2020. On January 6, 2021, the Appellate Court issued a decision in favor of Nuverra, affirming the dismissal of the appeal. Hargreaves subsequently filed a petition for rehearing, either by the three-judge panel or en banc by the full Appellate Court, and on February 4, 2021 the Appellate Court issued an order denying the petition for rehearing. Hargreaves may appeal the decision to the Supreme Court of the United States.
Note 22 — Employee Benefit Plans
Effective September 1, 2013, we established a defined contribution 401(k) plan (the “401(k) Plan”) that is subject to the provisions of the Employee Retirement Income Security Act of 1974. The 401(k) Plan covers substantially all employees who have met certain eligibility requirements, except those employees working less than 25 hours per week. Employees may participate in the 401(k) Plan on the first day of the first month following 60 days of employment.
On April 1, 2017, we instituted a cash match equal to 100% of each participant’s annual contribution up to 3% of each participant’s annual compensation and 50% of each participant’s annual contribution up to an additional 2% of each participant’s annual compensation. In May 2020, we suspended our matching contribution to the 401(k) Plan. We may re-establish our matching contribution at any time at our discretion. The cash matching contributions to the 401(k) Plan were $0.5 million, $1.7 million, and $1.6 million for the years ended December 31, 2020, 2019, and 2018, respectively.
Note 23 — Related Party and Affiliated Company Transactions
Related Party Transactions
For the years ended December 31, 2020 and 2019, we did not have any related party transactions.

Bridge Term Loan Agreement
In connection with the Clearwater Acquisition, on October 5, 2018, we entered into the Bridge Term Loan Credit Agreement with the Bridge Term Loan Lenders and Wilmington. The Bridge Term Loan Lenders are our two largest shareholders that, in the aggregate, hold approximately 90% of our stock. Pursuant to the Bridge Term Loan Credit Agreement, the Bridge Term Loan Lenders provided a term loan to us in the aggregate amount of $32.5 million. As of December 31, 2018, $32.5 million was outstanding on the Bridge Term Loan. The obligations under the Bridge Term Loan Credit Agreement were repaid in full on January 2, 2019. See Note 12 for additional discussion of the Bridge Term Loan Agreement.
Cost Method Investment — Underground Solutions, Inc.
During 2009, we acquired an approximate 7% investment in Underground Solutions, Inc. (“UGSI”) a supplier of water infrastructure pipeline products, whose chief executive officer, Andrew D. Seidel, was a member of our board of directors. Our interest in UGSI was accounted for as a cost method investment.
On February 18, 2016, Aegion Corporation (or “Aegion”) announced the completion of the acquisition of UGSI, whereby Aegion paid approximately $85.0 million to acquire UGSI. Our total proceeds as a result of the acquisition were approximately $5.2 million. In April of 2016, we received proceeds of $5.0 million, which exceeded our cost basis of approximately $3.2 million. As such during the three months ended June 30, 2016, we recognized a net gain on the sale of approximately $1.7 million, including approximately $0.1 million in costs incurred by us in the closing. During the three months ended September 30, 2016, the three months ended September 30, 2017, and three months ended March 31, 2018, we received additional proceeds of $53.0 thousand, $76.0 thousand, and $75.0 thousand, respectively, due to adjustments to the final closing working capital statement.
Note 24 — Segments
We evaluate business segment performance based on income (loss) before income taxes exclusive of corporate general and administrative costs and interest expense, which are not allocated to the segments. Our business is comprised of three operating divisions, which we consider to be operating and reportable segments of our operations: (1) the Rocky Mountain division comprising the Bakken shale area, (2) the Northeast division comprising the Marcellus and Utica shale areas and (3) the Southern division comprising the Haynesville shale area. Corporate/Other includes certain corporate costs and certain other corporate assets.
Financial information for our reportable segments related to operations is presented below.
	Rocky Mountain	Northeast	Southern(b)	Corporate/ Other	Total
Year Ended December 31, 2020
Revenue	$59,393	$34,173	$16,721	$—	$110,287
Direct operating expenses	49,245	26,040	12,014	—	87,299
General and administrative expenses	4,728	1,804	858	11,570	18,960
Depreciation and amortization	11,891	10,090	6,599	34	28,614
Operating loss	(18,654)	(3,761)	(6,146)	(11,604)	(40,165)
Loss before income taxes	(19,173)	(4,188)	(6,355)	(14,414)	(44,130)
Total assets(a)	57,837	53,636	62,502	17,091	191,066
Total assets held for sale	—	—	—	778	778
Year Ended December 31, 2019
Revenue	$103,552	$44,001	$20,685	$—	$168,238
Direct operating expenses	81,529	35,836	13,654	—	131,019
General and administrative expenses	5,021	2,880	1,104	11,859	20,864
Depreciation and amortization	16,982	10,755	8,410	36	36,183

	Rocky Mountain	Northeast	Southern(b)	Corporate/ Other	Total
Operating loss	(5,022)	(27,977)	(5,208)	(11,895)	(50,102)
Loss before income taxes	(5,479)	(28,212)	(5,428)	(15,908)	(55,027)
Total assets(a)	93,504	64,023	70,841	7,731	236,099
Total assets held for sale	1,751	135	—	778	2,664
Year Ended December 31, 2018
Revenue	$127,758	$43,564	$26,152	$—	$197,474
Direct operating expenses	101,855	37,660	19,381	—	158,896
General and administrative expenses	5,859	2,746	1,237	28,668	38,510
Depreciation and amortization	22,826	12,148	11,397	63	46,434
Operating loss	(2,782)	(9,059)	(11,396)	(29,063)	(52,300)
Loss before income taxes	(2,781)	(9,370)	(11,576)	(35,329)	(59,056)

(a)
Total assets exclude intercompany receivables eliminated in consolidation.

(b)
The Southern division includes results for the Eagle Ford Shale area through June 30, 2018. We substantially exited the Eagle Ford Shale area as of June 30, 2018. See Note 10 for further discussion.

Note 25 — Selected Quarterly Financial Data (Unaudited)
Summarized quarterly financial information for the years ended December 31, 2020 and 2019 is as follows:
	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
2020
Revenue	$37,942	$24,466	$23,796	$24,083
Operating loss	(22,026)	(5,686)	(6,131)	(6,322)
Net loss	(23,044)	(6,779)	(7,125)	(7,195)
Earnings per common share:
Net loss per basic common share	$(1.46)	$(0.43)	$(0.45)	$(0.46)
Net loss per diluted common share	(1.46)	(0.43)	(0.45)	(0.46)
	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
2019
Revenue	$42,627	$45,240	$43,098	$37,273
Operating loss	(4,657)	(3,828)	(5,017)	(36,600)
Net loss	(6,355)	(5,006)	(6,052)	(37,524)
Earnings per common share:
Net loss per basic common share	$(0.41)	$(0.32)	$(0.39)	$(2.39)
Net loss per diluted common share	(0.41)	(0.32)	(0.39)	(2.39)

ANNEX L

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of report (Date of earliest event reported): April 5, 2021

Nuverra Environmental Solutions, Inc.
(Exact Name of Registrant as Specified in Charter)

Delaware	001-33816	26-0287117
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
6720 N. Scottsdale Road, Suite 190, Scottsdale, AZ 85253
(Address of Principal Executive Offices) (Zip Code)
Registrant’s telephone number, including area code: (602) 903-7802
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.):
☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐
Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.01 par value	NES	NYSE American
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
☐   Emerging growth company
☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 5.02
Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On April 6, 2021, the Board of Directors (the “Board”) of Nuverra Environmental Solutions, Inc. (“Nuverra” or the “Company”) appointed David J. Nightingale to the Board. Mr. Nightingale, age 63, has served as the Chief Executive Officer of CIG Logistics since March 6, 2020. He previously served as the Executive Vice President, Wellsite Services of Select Energy Services, Inc. (“Select”) from November 2017 through March 29, 2019. Prior to Select’s merger with Rockwater Energy Solutions, Inc. (“Rockwater”) in November 2017, Mr. Nightingale served as the Executive Vice President and Chief Operating Officer of Rockwater from June 2015 through the merger date and, prior thereto, as Rockwater’s Senior Vice President, Fluids Management and Executive Vice President, Water Management. Prior to joining Rockwater, he served as the President of I.E. Miller, a former subsidiary of Complete Production Services, in Houston, Texas. Mr. Nightingale worked at Complete Production Services for seven years in a variety of leadership roles, including running the company’s rig and heavy equipment moving division and a well servicing subsidiary in the Rocky Mountain region. Prior to that, he spent over 25 years in a number of engineering and operating management roles at several energy and midstream companies. Mr. Nightingale obtained his B.S. in Civil Engineering from Bradley University in Peoria, Illinois, and his M.B.A. from the University of Houston.
Mr. Nightingale will serve as a member of the Audit Committee and the Compensation and Nominating Committee of the Board. There are no material plans, contracts, or arrangements, whether or not written, to which Mr. Nightingale is a party or in which Mr. Nightingale participates or entered into in connection with his appointment to the Board.
On and effective as of April 5, 2021, John B. Griggs resigned from the Board. At the time of his resignation, Mr. Griggs served as the Chairman of the Audit Committee and as a member of the Compensation and Nominating Committee of the Board. Mr. Griggs has confirmed to the Company that his decision to resign was not the result of any disagreement with management or the Board, or related to the Company’s operations, policies, or practices.
In connection with Mr. Nightingale’s appointment and Mr. Griggs’ resignation, the Board appointed existing director Michael Y. McGovern as Chairman of the Audit Committee of the Board and Mr. Nightingale as Chairman of the Compensation and Nominating Committee of the Board.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
NUVERRA ENVIRONMENTAL SOLUTIONS, INC.
Date: April 7, 2021	By:	/s/ Joseph M. Crabb
		Name:	Joseph M. Crabb
		Title:	Executive Vice President and Chief Legal Officer

ANNEX M

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
(Amendment No. 1)

(Mark One)
☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to
Commission File Number: 001-33816

(A Delaware Corporation)

I.R.S. Employer Identification No. 26-0287117
6720 N. Scottsdale Road, Suite 190, Scottsdale, AZ 85253
Telephone: (602) 903-7802

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 par value	NES	NYSE American
Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐ No ☒
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.  Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).  Yes ☐ No ☒
As of June 30, 2020, the last business day of the registrant’s most recently completed second fiscal quarter, the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was $3.9 million based on the closing sale price of $2.32 on such date as reported on the NYSE American exchange. Shares held by executive officers, directors and persons owning directly or indirectly more than 10% of the outstanding common stock have been excluded from the preceding number because such persons may be deemed to be affiliates of the registrant. This determination of affiliate status is not necessarily a conclusive determination for any other purposes.
Indicate by check mark whether the registrant has filed all the documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan of confirmation by a court.  Yes ☒ No ☐
The number of shares outstanding of the registrant’s common stock as of February 26, 2021 was 16,002,474.

Documents Incorporated by Reference
None.

FORM 10-K/A
EXPLANATORY NOTE
Nuverra Environmental Solutions, Inc. (the “Company,” “Nuverra,” “we,” “us,” or “our”) is filing this Amendment No. 1 on Form 10-K/A (“Form 10-K/A”) to amend our Annual Report on Form 10-K for the year ended December 31, 2020, originally filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2021 (the “Original Form 10-K”), to include the information required by Items 10 through 14 of Part III of Form 10-K. This information was previously omitted from the Original Form 10-K in reliance on General Instruction G(3) to Form 10-K, which permits the information in the above referenced items to be incorporated in the Form 10-K by reference from our definitive proxy statement if such definitive proxy statement is filed no later than 120 days after our fiscal year-end. We are filing this Form 10-K/A to provide the information required in Part III of Form 10-K because a definitive proxy statement containing such information will not be filed by the Company within 120 days after the end of the fiscal year covered by the Original Form 10-K. This Form 10-K/A also deletes the incorporation by reference to portions of our definitive proxy statement from the cover page and Items 10 through 14 of Part III of the Original Form 10-K.
Pursuant to the rules of the SEC, Part IV, Item 15 has been amended to contain the currently dated certifications from the Company’s principal executive officer and principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. The certifications of the Company’s principal executive officer and principal financial officer are attached to this Form 10-K/A as Exhibit 31.3 and Exhibit 31.4, respectively. Because no financial statements have been included in this Form 10-K/A and this Form 10-K/A does not contain or amend any disclosure with respect to Items 307 and 308 of Regulation S-K, paragraphs 3, 4 and 5 of the certifications have been omitted.
Except as described above, this Form 10-K/A does not amend any other information set forth in the Original Form 10-K and we have not updated disclosures included therein to reflect any subsequent events. This Form 10-K/A should be read in conjunction with the Original Form 10-K and with our filings with the SEC subsequent to the Original Form 10-K.

PART III
Item 10.   Directors, Executive Officers and Corporate Governance
Directors
The following table sets forth information regarding our Board of Directors (the “Board”) as of April 20, 2021. There are no family relationships between any directors or executive officers of the Company.
Name(1)	Position with our Company	Age	Director Since
Charles K. Thompson	Chairman, Chief Executive Officer and Director	59	2017
Lawrence A. First	Director	59	2018
Michael Y. McGovern	Director	69	2017
David J. Nightingale(2)	Director	63	2021

(1)
John B. Griggs formerly served as a Class II director and resigned from the Board effective April 5, 2021.

(2)
David J. Nightingale was appointed to the Board effective April 6, 2021 and currently serves as a Class II director and as member of the Audit Committee and as Chairman of the Compensation and Nominating Committee.

Below is biographical information about each director as well as the particular experience, qualifications, attributes and/or skills which led the Board to conclude the director should serve as a director of the Company.
Director Whose Term Expires at the 2021 Annual Meeting of Stockholders (Class I Director)
Michael Y. McGovern:   Mr. McGovern currently serves as Chairman of the Board and Interim Principal Executive Officer of Superior Energy Services, Inc., a worldwide provider of drilling, completion and production related services and equipment, a director for Cactus Wellhead, LLC, a manufacturer and servicer of pressure control equipment for offshore and onshore oil and gas production, and as a director of ION Geophysical, a global provider of acquisition equipment, software, planning and seismic processing services, and seismic data libraries to the oil and gas industry. Mr. McGovern has served previously as a director of various public and private companies operating in the oil and gas and energy industries, including Sherwood Energy, LLC (through September 2020), Fibrant LLC, a U.S unit of Fibrant BV (through June 2019), Probe Holding Inc. (2014-2017), Quicksilver Resources Inc. (2013-2016), Long Run Exploration Ltd. (2008-2013); and Columbia Chemical Company (2010-2011). Mr. McGovern holds a B.S. from Centenary College and attended the Freeman School of Business at Tulane University from 1973-1974 and the Loyola University New Orleans College of Law from 1979-1980.
Director Whose Term Expires at the 2022 Annual Meeting of Stockholders (Class II Director)
David J. Nightingale:   Mr. Nightingale has been the Chief Executive Officer of CIG Logistics since March 6, 2020. He previously served as the Executive Vice President, Wellsite Services of Select Energy Services, Inc. (“Select”) from November 2017 through March 29, 2019. Prior to Select’s merger with Rockwater Energy Solutions, Inc. (“Rockwater”) in November 2017, Mr. Nightingale served as the Executive Vice President and Chief Operating Officer of Rockwater from June 2015 through the merger date and, prior thereto, as Rockwater’s Senior Vice President, Fluids Management and Executive Vice President, Water Management. Prior to joining Rockwater, he served as the President of I.E. Miller Services Inc., a former subsidiary of Complete Production Services, Inc., in Houston, Texas. Mr. Nightingale worked at Complete Production Services for seven years in a variety of leadership roles, including running the company’s rig and heavy equipment moving division and a well servicing subsidiary in the Rocky Mountain region. Prior to that, he spent over 25 years in a number of engineering and operating management roles at several energy and midstream companies. Mr. Nightingale obtained his B.S. in Civil Engineering from Bradley University in Peoria, Illinois, and his M.B.A. from the University of Houston.

Directors Whose Term Expire at the 2023 Annual Meeting of Stockholders (Class III Directors)
Charles K. Thompson:   Mr. Thompson currently serves as our Chairman of the Board and through April 20, 2021 served as our Chief Executive Officer. He served as our Interim Chief Executive Officer from March 2018 to November 2018. Mr. Thompson also is currently a Managing Partner of PinHigh Capital Partners, a Houston-based family office affiliated investment partnership with a focus on private oil service and exploration and production (“E&P”) investments. Mr. Thompson currently serves as chairman of the board of directors of Pioneer Energy Services Corp., as well as a member of its Audit Committee and Compensation, Nominating and Governance Committee, and as a member of the boards of directors of KSW Oilfield Services, Wayfinder Resources, Invictus, Inc. and Sullivan Process Controls. Previously, Mr. Thompson spent two years at Nomura Securities building the oil and gas investment banking business, and from 2004 to 2014 he was an original partner of Legacy Partners Group, a boutique mergers and acquisitions firm based in New York that was sold to FBR Capital Markets in 2007. Mr. Thompson holds a B.A. in geology from Williams College and attended Columbia Business School.
Lawrence A. First:   Mr. First currently serves as the Chief Investment Officer and Managing Director of Ascribe Capital LLC (“Ascribe”). Mr. First joined Ascribe in 2008. Prior to joining Ascribe, Mr. First was a Managing Director and Co-Portfolio Manager in Merrill Lynch’s Principal Credit Group, a proprietary investing platform for the firm’s capital, where he was responsible for evaluating and managing assets in the team’s North American portfolio, including non-investment grade bank loans, stressed/distressed fixed income investments and public and private equity. Prior to joining Merrill Lynch in 2003, Mr. First was a senior partner in the Bankruptcy and Restructuring department of the law firm of Fried, Frank, Harris, Shriver & Jacobson LLP, where he began his legal career in 1987. At Fried Frank, he represented both debtors and creditors in both in-court and out-of- court restructurings as well as lenders to, investors in, and potential buyers and sellers of, financially troubled companies. Prior to his joining Fried Frank’s Bankruptcy and Restructuring department, he was a member of its Corporate Department, where he became a partner in 1994. On behalf of Ascribe, Mr. First has been a member of the boards of directors of the Company since May 2018, Basic Energy Services, Inc. since 2020, and Forbes Energy Services Ltd. since April 2017. He was a director on the board of Geokinetics Inc. from 2013 to 2018, Alion Science and Technology Corp. from August 2014 to August 2015, and EnviroSolutions Inc. from July 2010 to March 2018. Mr. First received a Bachelor of Arts in History and Sociology from Haverford College, and a Juris Doctor from New York University School of Law. He also attended the London School of Economics.
Executive Officers
The following table sets forth information regarding our executive officers as of April 20, 2021.
Name	Position with our Company	Age	Executive Officer Since
Charles K. Thompson(1)	Chairman, Chief Executive Officer and Director	59	2018
Robert Y. Fox	President and Chief Operating Officer	59	2018
Eric Bauer	Executive Vice President and Interim Chief Financial Officer	40	2020
Joseph M. Crabb	Executive Vice President, Chief Legal Officer and Corporate Secretary	53	2014

(1)
Mr. Thompson’s biographical information is included in the previous section “Directors”.

Robert Y. Fox, President and Chief Operating Officer
Mr. Fox serves as the Company’s President and Chief Operating Officer. Mr. Fox has over 25 years of senior management experience in the transportation and logistics businesses. Prior to joining the Company on June 18, 2018, Mr. Fox served in various senior executive positions with Comcar Industries, Inc. from 2001 to June 2018, including as Executive Vice President, Chief Operating Officer and Chief Financial Officer. Mr. Fox also previously held senior management positions with Rocor International, Builder’s Transport, Inc.

and Burlington Northern Motor Holdings, Inc. Mr. Fox is a graduate of the University of Texas at Arlington, with a B.B.A. in accounting and he is a Certified Public Accountant.
Eric Bauer, Executive Vice President and Interim Chief Financial Officer
Mr. Bauer joined the Company on April 3, 2020, and serves as the Company’s Executive Vice President and Interim Chief Financial Officer. Mr. Bauer has over seventeen years of experience in corporate finance and investment banking, working primarily on merger and acquisition advisory, equity underwriting, and debt underwriting across all sectors of the energy industry. Mr. Bauer was most recently a Managing Director at Evercore in the Energy Corporate Advisory Business focused on mergers and acquisitions. Mr. Bauer has previously worked for both Lehman Brothers and Citi in their Global Energy Groups and worked at Avista Capital Partners focused on private equity investing in the energy industry. Mr. Bauer graduated from Southern Methodist University, where he received a B.B.A. in Finance and a B.A. in History.
Joseph M. Crabb, Executive Vice President, Chief Legal Officer and Corporate Secretary
Mr. Crabb serves as the Company’s Executive Vice President, Chief Legal Officer and Corporate Secretary. He has served in his present position since joining the Company in 2014. Prior to joining the Company, Mr. Crabb was in private practice with the law firm now known as Squire Patton Boggs (US) LLP, where he was a partner in the corporate practice group in the firm’s Phoenix office. Mr. Crabb received his B.A. degree in History and his J.D. degree from the University of Iowa.
Appointment of Chief Executive Officer
On April 21, 2021, the Company announced the appointment of Patrick L. Bond to succeed Mr. Thompson as the Chief Executive Officer of the Company, effective as of the announcement date. Mr. Thompson will continue to serve as Chairman of the Board following the transition.
Mr. Bond, age 62, has over 35 years’ experience in the energy business in various sales, management and executive roles with companies such as Halliburton Company, Weatherford International plc, Schlumberger Limited and Gravity Oilfield Services, Inc. Throughout his career, Mr. Bond has led companies through all aspects of business life including expansion and contraction, mergers and acquisitions, raising capital and restructuring. Prior to joining the Company on April 21, 2021, Mr. Bond served as President and Chief Operating Officer of Power On Demand, LLC, from March 2020 to April 2021 and as Chief Operating Officer — Energy Investments of Joy Holdings, Ltd. from October 2018 to March 2021. Prior thereto, Mr. Bond was Co-Chief Executive Officer of Gravity Oilfield Services, Inc. from January 2017 to October 2018 and President and Chief Operating Officer of Light Tower Rentals Inc. from June 2012 to January 2017. Mr. Bond serves on the boards of directors of Power On Demand, LLC and the Permian Basin Petroleum Association (PBPA) and also is an advisory board member of Downhole Chemical Solutions, LLC and the Petroleum Equipment and Services Association (PESA). Mr. Bond is a graduate of The University of Texas with a B.S. in Petroleum Engineering.
Delinquent Section 16(a) Reports
Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s officers and directors, and persons who own more than ten percent (10%) of a registered class of the Company’s equity securities, to file reports of securities ownership and changes in such ownership with the SEC. Officers, directors and greater than ten percent stockholders also are required by rules promulgated by the SEC to furnish the Company with copies of all Section 16(a) forms they file. Based solely on a review of the copies of such forms in our possession and on written representations from reporting persons, except for the filing of (i) an initial statement of beneficial ownership on Form 3 by Mr. Bauer (which reflected no shares of Company common stock owned at the time of his appointment or at the time of filing) and (ii) an initial statement of beneficial ownership on Form 3 by the former Principal Accounting Officer of the Company (which reflected no shares of Company common stock owned at the time of such person’s appointment or at the time of filing), we believe that during fiscal 2020 all of our executive officers and directors filed the required reports on a timely basis under Section 16(a).

Code of Business Conduct and Ethics
The Company has a Code of Business Conduct and Ethics that is applicable to all directors, officers and employees of the Company. The Code of Business Conduct and Ethics is available in the “Corporate Governance” section of the Company’s website at www.nuverra.com under the Investors tab and a printed copy may also be obtained by any stockholder upon request directed to Nuverra Environmental Solutions, Inc., 6720 N. Scottsdale Road, Suite 190, Scottsdale, Arizona 85253, Attention: Corporate Secretary. The Company intends to post amendments to or waivers, if any, from its Code of Business Conduct and Ethics (to the extent applicable to the Company’s directors or its principal executive officer, principal financial officer, or principal accounting officer) at this location on its website. Among other matters, our Code of Business Conduct and Ethics is designed to promote:
•
honest and ethical conduct;

•
avoidance of conflicts of interest;

•
full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the SEC and in our other public communications;

•
compliance with applicable governmental laws and regulations and stock exchange rules;

•
prompt internal reporting of violations of the Code of Business Conduct and Ethics to an appropriate person or persons identified in the code; and

•
accountability for adherence to the Code of Business Conduct and Ethics.

Selection of Board Nominees
Future director candidates will be evaluated by the Compensation and Nominating Committee in accordance with its charter and our Corporate Governance Guidelines. The Compensation and Nominating Committee’s consideration of a candidate for director will include assessment of the individual’s understanding of our business, the individual’s professional and educational background, skills and abilities and potential time commitment, and whether such characteristics are consistent with our Corporate Governance Guidelines and other criteria established by the Compensation and Nominating Committee from time to time. In addition, the Compensation and Nominating Committee will take into account diversity of background and experience that the individual will bring to the Board. In evaluating potential director candidates, the Compensation and Nominating Committee will consider a variety of factors, in addition to personal and professional integrity, including the following:
•
experience in corporate management;

•
experience with complex business organizations;

•
experience as a board member or officer of another publicly held company;

•
diversity of expertise, experience in substantive matters related to the Company’s business and professional experience as compared to existing members of our Board and other nominees; and

•
practical and mature business judgment.

The Compensation and Nominating Committee may also adopt such procedures and criteria not inconsistent with our Corporate Governance Guidelines as it considers advisable for the assessment of director candidates. Other than the foregoing, there are no stated minimum criteria for director nominees. The Compensation and Nominating Committee does, however, recognize that each member of the Audit Committee must be financially literate, as such qualification is interpreted by the Board in its business judgment, at least one member of the Audit Committee should meet the criteria for an “audit committee financial expert” as defined by SEC rules, and that a majority of the members of the Board must meet the definition of “independent director” under applicable rules governing independence. Although we do not have a formal policy with regard to the consideration of diversity in identifying candidates for election to the Board, the Compensation and Nominating Committee recognizes the benefits associated with a diverse board, and intends to take diversity considerations into account when identifying candidates. The Compensation and Nominating Committee will utilize a broad conception of diversity, including diversity of professional experience, employment history, prior experience on other boards of directors, and more familiar diversity concepts such as race, gender and national origin. These factors, and others considered useful by the Compensation and Nominating Committee, will be reviewed in the context of an assessment of the perceived needs of the Board at a particular point in time. The priorities and emphasis of the Compensation and Nominating Committee and of the Board may change from time to time to take into account changes in business and other trends and the portfolio of skills and experience of current and prospective board members.
The Compensation and Nominating Committee also has responsibility for establishing procedures for the nomination process and recommending candidates for election to the Board. It is anticipated that consideration of new Board nominee candidates will involve a series of internal discussions, review of information concerning candidates, and interviews with selected candidates. Board members or employees typically suggest candidates for nomination to the Board. In 2020, we did not employ a search firm or pay fees to other third parties in connection with seeking or evaluating Board nominee candidates.
Stockholder Nominations
The Compensation and Nominating Committee will consider stockholder recommendations for candidates for the Board if the stockholder complies with the advance notice, information and consent provisions contained in our Third Amended and Restated Bylaws (“Bylaws”). The Compensation and Nominating Committee will evaluate recommendations for director nominees submitted by directors, management or qualifying stockholders in the same manner. All directors and director nominees will be required to submit a completed directors’ and officers’ questionnaire as part of the nominating process. The process may also include interviews and additional background and reference checks for non-incumbent nominees, at the discretion of the Compensation and Nominating Committee.
To be in proper written form, our Bylaws provide that a stockholder’s notice to the Corporate Secretary must set forth as to each person whom the stockholder proposes to nominate as a director: (i) the name and record address of such stockholder, (ii) the class or series and number of shares of capital stock of the Company that are owned beneficially or of record by such stockholder, (iii) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) with respect to the nomination, including the nominee, (iv) any derivative positions with respect to shares of the Company’s capital stock held or beneficially held by or on behalf of such stockholder, the extent to which any hedging or other transaction or series of transactions has been entered into with respect to shares of the Company’s capital stock by or on behalf of such stockholder, and the extent to which any other agreement or understanding has been made, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of such stockholder with respect to shares of the Company’s capital stock, (v) a representation that such stockholder is a holder of record entitled to vote at the annual meeting and intends to appear in person or by proxy at the annual meeting to bring such nomination before the annual meeting, (vi) a representation whether the stockholder intends or is part of a group which intends (A) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Company’s outstanding capital stock required to elect the nominee and/or (B) otherwise to solicit proxies from stockholders in support of such nomination, and (vii) any other information relating to such stockholder required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder.
In addition, the stockholder’s notice to our Corporate Secretary with respect to persons that the stockholder proposes to directly nominate as a director must set forth (A) as to each individual whom the stockholder proposes to nominate, all information relating to the person that is required to be disclosed in solicitations of proxies for the election of directors or is otherwise required, pursuant to Regulation 14A (or any successor provisions) under the Securities Exchange Act of 1934, as amended (including their name, age, business address, residence address, principal occupation or employment, the number of shares beneficially owned by such candidate, and the written consent of the such person to be named in the proxy statement as a nominee and to serve as a director if elected), and (B) such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected.
There have been no material changes to these procedures since last disclosed by the Company.

Audit Committee
The Company has a separately-designated standing Audit Committee. The members of the Audit Committee during our 2020 fiscal year were Messrs. Griggs (Chair) and McGovern and the current members of our Audit Committee are Messrs. McGovern (Chair) and Nightingale. All members of the Audit Committee met the independence requirements of the Company’s Corporate Governance Guidelines, the additional independence requirements of the SEC and NYSE American, and other applicable law during all of the 2020 fiscal year, and all current members meet all such independence requirements. The Audit Committee’s written charter can be found in the “Corporate Governance” section of our website at www.nuverra.com under the Investors tab. The Audit Committee oversees our accounting and financial reporting processes, internal control systems, independent auditor relationships and the audits of our financial statements. The Audit Committee’s responsibilities include the following:
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selecting and hiring of our independent registered public accounting firm;

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evaluating the qualifications, independence and performance of our independent registered public accounting firm;

•
reviewing and approving the audit and non-audit services to be performed by our independent registered public accounting firm;

•
reviewing the design, adequacy, implementation and effectiveness of our internal controls established for finance, accounting, legal compliance and ethics;

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reviewing the design, adequacy, implementation and effectiveness of our critical accounting and financial policies;

•
overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

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reviewing with management and our independent registered public accounting firm the results of our annual and quarterly financial statements;

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reviewing with management and our independent registered public accounting firm any earnings announcements or other public announcements concerning our operating results;

•
reviewing and approving any related party transactions (See “Certain Relationships and Related Party Transactions” herein for further discussion); and

•
overseeing, discussing with our Board, management and our independent registered public accounting firm and, as necessary, making recommendations to our Board regarding how to address risks relating to accounting matters, financial reporting and legal and regulatory compliance and developments, and the services provided by our independent registered public accounting firm.

The Board has determined that Messrs. Griggs, McGovern and Nightingale are financially literate and each of Mr. Griggs and Mr. McGovern qualifies as an “audit committee financial expert” as defined under SEC rules and regulations. As noted above, Messrs. Griggs, McGovern and Nightingale meet the applicable independence requirements.

Item 11.   Executive Compensation
Introduction
We are currently considered a smaller reporting company for purposes of the SEC’s executive compensation disclosure rules. In accordance with such rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year-End Table, as well as limited narrative disclosures. Our disclosure includes the individual serving as our Principal Executive Officer during the 2020 fiscal year and our two next most highly compensated executive officers. We refer to the aforementioned individuals throughout this section as the “named executive officers” or “NEOs” and their names, titles and positions as of December 31, 2020 are as follows:
Name	Title
Current Executive Officers
Charles K. Thompson	Chairman, Chief Executive Officer and Director
Robert Y. Fox	President and Chief Operating Officer
Joseph M. Crabb	Executive Vice President, Chief Legal Officer and Corporate Secretary
Overview of Executive Compensation
The overarching objective of our executive compensation program is to attract, motivate and retain executives who will deliver short and long-term stockholder value through the use of competitive compensation programs with strong links to Company and individual performance. Nuverra seeks to achieve this objective by providing a market-competitive compensation program that consists of base salary, short-term incentives and longer-term incentives.
The Company continues its focus on attracting and retaining qualified senior executives while also emphasizing pay-for-performance alignment, by basing a significant portion of target total direct compensation on short-term and long-term incentive pay. Short-term and long-term incentives align executives with stockholder interests by basing the potential receipt of incentives on successful achievement of Company business objectives, including defined financial performance targets, which are intended to drive stockholder value.
Incentive-pay structures provide for maximum payouts in instances when Company performance both exceeds internal expectations and results in positive returns for stockholders relative to our industry peers. Furthermore, we align financial interests of our executives with those of our stockholders through emphasis on long-term incentives and encouragement of equity ownership.
We seek to deliver pay-for-performance while meeting the following objectives:
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Attract, motivate and retain highly qualified executives;

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Establish challenging but realistic performance objectives, balanced between short-term and long-term measurable results;

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Provide a substantial portion of executive compensation in the form of variable (versus fixed) pay, with a significant portion of variable compensation in the form of possible incentive and equity payouts; and

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Ensure internal alignment of executive activities and actions with Company financial performance and operating objectives, without undue risk.

In connection with a company-wide cost reduction initiative implemented by the Company in the second quarter of 2020, certain members of the Company’s executive management team have agreed to voluntarily reduce their 2020 base salaries. Mr. Thompson, Chairman and Chief Executive Officer, voluntarily reduced his base salary by 25% and Mr. Fox, President and Chief Operating Officer, voluntarily reduced his base salary by 20%. Each of the foregoing salary reductions were effective as of April 6, 2020.

Components of Named Executive Officer Compensation
The Compensation and Nominating Committee is committed to a strong, positive link between our compensation practices and our Company’s short- and long-term objectives. The executive compensation program for our named executive officers is comprised of the following components: base salary, short-term incentive awards, long-term incentive awards, health and welfare benefits, retirement benefits, and post-employment agreements.
Base Salary
Base salary is a fixed component of compensation for our executives. We establish base salary levels which are competitive with companies of comparable revenue and size and which enable us to attract and retain top executive talent. Annual merit increases for named executive officers are not automatic or guaranteed. Merit increases for named executive officers other than the Chairman and Chief Executive Officer are based on the Chairman and Chief Executive Officer’s evaluation of each named executive officer’s performance, competitive positioning, as well as the Company’s performance and outlook for the upcoming fiscal year. It is the responsibility of the Compensation and Nominating Committee to review the performance of the Chairman and Chief Executive Officer and recommend an annual merit increase, if warranted.
The following table shows the annual base salaries of our current executive officers as of December 31, 2020 and December 31, 2019.
		Base Salary as of December 31,
Name	Title	2020	2019
Current Executive Officers
Charles K. Thompson	Chairman, Chief Executive Officer and Director	$450,000	$600,000
Robert Y. Fox	President and Chief Operating Officer	$340,000	$425,000
Joseph M. Crabb	Executive Vice President, Chief Legal Officer and Corporate Secretary	$400,000	$400,000
In connection with certain cost reduction initiatives implemented by the Company in the second quarter of 2020, Mr. Thompson agreed to voluntarily reduce his annual base salary by 25% and Mr. Fox agreed to voluntarily reduce his annual base salary by 20%, each effective as of April 6, 2020. In February 2021, the Company implemented a partial restoration of the salary reductions that were implemented in the second quarter of 2020, which impacted employees across the Company, and in connection with this partial restoration Mr. Fox’s annual base salary was increased to $362,640.
Short-Term Cash Incentive Awards
2020 Bonus Plan
For fiscal 2020, the Board determined that any awards to Mr. Thompson, Mr. Fox or Mr. Crabb under the senior executive bonus plan would be discretionary. Following conclusion of the 2020 fiscal year, the Board made the decision that no bonuses would be awarded under the senior executive bonus plan for fiscal year 2020. In making this determination, the Board considered a variety of factors that it deemed relevant, including but not limited to individual and company performance, the Company’s annual financial results and liquidity position, and market and industry conditions generally.
No outstanding employment agreement for our named executive officers currently provides for an annual bonus in a guaranteed amount.
2021 Bonus Plan
For fiscal 2021, the senior executive bonus plan will again provide for discretionary awards only, to be determined by the Board, based on such factors as it may deem appropriate. Such factors may include, but are not limited to, individual and company performance, the Company’s annual financial results and liquidity position, market and industry conditions generally, and such additional factors as may in the Board’s judgment be relevant under the circumstances.
Long-Term Equity Incentive Awards
Each of our NEOs is eligible to receive equity compensation, which can consist of a mix of stock options, restricted stock, and restricted stock units, to encourage a focus on long-term stockholder value and to foster long-term retention.
2019 Equity Grants
In connection with Mr. Fox’s appointment as President and Chief Operating Officer on June 18, 2018, he was entitled to receive an initial grant of restricted stock units under the 2017 Long Term Incentive Plan (the “MIP”) with a target grant date value of $1,250,000 (the “Initial Award”). The Initial Award is comprised of one-half time-based restricted stock units (“TRSUs”) that vest in one-third increments. The first one-third of the TRSUs granted to Mr. Fox vested on the grant date or, March 5, 2019, the second one-third vested on December 31, 2019, and the third one-third vested on December 31, 2020. The other half of the Initial Award consisted of performance-based restricted stock units (“PRSUs”) that partially vested based on certain specified 2019 partial-year and full-year performance measurements.
On April 5, 2019, Mr. Thompson received a grant of 11,338 restricted stock units with a target grant date fair value of $100,000 in connection with the final tranche of equity awards issued for his service as Interim Chief Executive Officer. The awards were issued under the MIP and vested on the date of grant.
2020 Equity Grants
On December 16, 2020, the Company granted TRSUs to its executive officers under the MIP, consisting of 86,076 shares to Mr. Thompson, 84,388 shares to Mr. Fox, and 42,194 shares to Mr. Crabb. The Company also agreed to issue 65,823 additional TRSUs to Mr. Thompson on or before June 30, 2021. The TRSUs granted and to be granted to Mr. Thompson are scheduled to vest on December 31, 2021, and the TRSUs granted to Mr. Fox and Mr. Crabb are scheduled to vest one-half on December 31, 2021 and one-half on December 31, 2022. All TRSUs are subject to potential accelerated vesting in the event the executive’s employment is terminated without “Cause” or with “Good Reason” prior to scheduled vesting, as such terms are defined in the applicable executive’s employment agreement, which are discussed in more detail in the “Potential Payments upon Termination or Change-in-Control” section herein.
Health, Welfare, and Retirement Plans
We offer all eligible employees, including the named executive officers, a health and welfare benefits package which includes coverage for medical, dental, vision, disability, life, accidental death and dismemberment, and employee assistance. The named executive officers participate in these benefit arrangements on the same basis as all eligible employees.
We maintain a defined contribution plan, intended to qualify under Section 401(k) of the Internal Revenue Code, which is available to all employees, including our named executive officers, to assist them in saving for retirement. Under this plan, a participant may contribute a percentage of their salary on a pre-tax basis up to the IRS maximum through payroll deductions. The plan permits catchup contributions on a pre-tax basis for employees at least 50 years old up to the IRS maximum, and Roth deferrals on a post-tax basis. Effective April 1, 2017, the Company reinstated a discretionary matching contribution under the plan, pursuant to which the Company made a cash matching contribution in an amount equal to 100% of the first 3% of base salary contributed, and 50% of the next 2% of base salary contributed, by participating employees. The discretionary matching contribution was suspended in the second quarter of 2020 as part of the Company’s cost reduction initiatives.
Severance and Transition Arrangements and Change-in-Control Payments
We have entered into employment agreements with Mr. Thompson, Mr. Fox and Mr. Crabb that contain provisions that provide for certain severance and change-in-control benefits, which are discussed in more detail in the “Executive Employment Agreements” and “Potential Payments upon Termination or Change-in-Control” sections herein. We believe these employment agreements provide severance and change-in-control protection in a manner consistent and competitive with common practice in the marketplace.
Our outlook with respect to these change-in-control provisions is that they are appropriate because they make it easier for the executive to focus on the best interests of our Company and stockholders rather than the personal implications in the event our Company faces the possibility of a change-in-control. These provisions were designed to:
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Be consistent and competitive with current market practices;

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Afford reasonable protection without creating any undue windfall;

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Enhance the Company’s ability to retain key employees during critical but uncertain times; and

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Enhance an acquirer’s potential interest in retaining key executives.

Severance payments are only made under the employment agreements if the named executive officer executes a full general release of claims in favor of the Company. We believe that these severance and change-in-control payment provisions in our executive employment agreements are necessary for us to provide competitive compensation and benefits within our industry. They encourage our named executive officers to remain in our employ, while also protecting the interests of the Company and its stockholders in certain circumstances of a key executive’s separation from employment.
Summary Compensation Table
The following table summarizes the compensation during the last two fiscal years (as applicable) to the Company’s named executive officers.
Compensation data is not shown for years in which the executive officer was not serving in such position.
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	All Other Compensation ($)(3)	Total ($)
Current Executive Officers
Charles K. Thompson Chairman, Chief Executive Officer and Director	2020	462,039	—	197,114	7,154	666,307
	2019	600,000	—	97,393	11,200	708,593
Robert Y. Fox President and Chief Operating Officer	2020	364,283	—	193,249	5,100	562,632
	2019	425,000	—	1,300,087(2)	6,787	1,731,874
Joseph M. Crabb Executive Vice President, Chief Legal Officer and Corporate Secretary	2019	402,198	—	96,624	4,923	503,745
	2019	400,000	—	—	11,200	411,200

(1)
The amounts reported in this column represent the aggregate grant date fair value of awards of restricted stock or restricted stock units granted to the named executive officers in each covered fiscal year and do not reflect whether the recipient has actually realized a financial benefit from the award. The assumptions used in the calculations of these amounts are included in Note 18 in the Notes to the Consolidated Financial Statements to the Company’s Form 10-K filed on March 16, 2021.

(2)
As disclosed in the Current Report on Form 8-K filed by the Company on June 21, 2018, Mr. Fox received certain equity grants in March 2019, consisting of TRSUs and PRSUs for an aggregate of up to 119,275 shares, subject to the satisfaction of applicable vesting criteria. See Long-Term Equity Incentive Awards section for additional discussion of these awards.

(3)
The amounts reported in this column for fiscal 2019 and 2020 consist entirely of 401(k) Plan matching contributions, which were suspended in the second quarter of 2020.

Outstanding Equity Awards at 2020 Fiscal Year End
The following table discloses certain information regarding all outstanding equity awards held by each of our named executive officers as of December 31, 2020. All of these awards were granted under our MIP. Some values contained in the table below have not been, and may never be, realized.
		Option Awards			Stock Awards
Name	Award Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)(1)
Current Executive Officers
Charles K. Thompson	12/16/2020	—	—	—	86,076(2)	197,114
Robert Y. Fox	12/16/2020	—	—	—	84,388(3)	193,249
Joseph M. Crabb	12/16/2020	—	—	—	42,194(3)	96,624

(1)
The market value of shares of restricted stock unit awards that have not vested is calculated based on the closing trading price of our common stock of $2.29 as reported on the NYSE American on December 31, 2020.

(2)
Represents a TRSU award, which assuming continued employment with the Company, will vest on December 31, 2021.

(3)
Represents a TRSU award which, assuming continued employment with the Company, will vest one-half on December 31, 2021 and one-half on December 31, 2022.

Executive Employment Agreements
Thompson Employment Agreement.   On March 2, 2018, the Board appointed Mr. Thompson, who at that time was serving as a non-employee member of the Company’s Board, to serve as Chairman of the Board and Interim Chief Executive Officer.
On November 19, 2018, Mr. Thompson was appointed as non-interim Chief Executive Officer, and in connection with such appointment, the Company entered into an Employment Agreement with Mr. Thompson (as amended, the “Thompson Employment Agreement”). Pursuant to the Thompson Employment Agreement, Mr. Thompson serves as the Chief Executive Officer of the Company for a term ending on the earlier of (i) a termination of Mr. Thompson’s employment pursuant to the Thompson Employment Agreement and (ii) December 31, 2021. Under the Thompson Employment Agreement, Mr. Thompson is paid an annual base salary of $600,000 (which was voluntary reduced to $450,000 in connection with the Company’s cost-reduction initiatives in the second quarter of 2020), subject to review annually by the Board or its Compensation and Nominating Committee to determine whether the annual base salary should be increased and, if so, in what amount. In addition, Mr. Thompson receives insurance benefits and is entitled to participate in any of the Company’s current or future incentive compensation plans. Mr. Thompson also received grants under the Company’s MIP of 210,000 TRSUs which vested on December 31, 2020 and 86,076 TRSUs which are scheduled to vest on December 31, 2021, subject to potential accelerated vesting upon the termination of Mr. Thompson’s employment by the Company without Cause (as defined in the Thompson Employment Agreement) or voluntary termination by Mr. Thompson for Good Reason (as defined in the Thompson Employment Agreement).
In the event Mr. Thompson is terminated for Cause or voluntarily terminates his employment without Good Reason he shall be entitled to payment of accrued and unpaid base salary and reimbursement for expenses incurred through the last day of his employment. In the event Mr. Thompson is terminated without Cause or terminates his employment for Good Reason, Mr. Thompson shall be entitled to (i) payment of accrued and unpaid base salary, unused vacation, and reimbursement for expenses incurred through the last day of his employment, (ii) a lump sum severance pay amount equal to the sum of 18 months base salary (increasing by an additional one-half month for each calendar month elapsed starting January 1, 2021, up to a maximum of 24 months) in effect immediately prior to the date of termination and 18 months of the Company’s COBRA premiums (increasing by an additional one-half month for each calendar month elapsed starting January 1, 2021, up to a maximum of 24 months) as in effect on the date of termination, (iii) a lump sum amount equal to at least 100% of any bonus or bonuses attributable to the fiscal year during which the termination occurs based on actual performance results through the full fiscal year, (iv) acceleration in full of the vesting and/or exercisability of all non-performance based equity awards outstanding, and (v) to the extent not previously issued, the issuance of 65,823 TRSUs which shall fully vest no later than the last day of his employment. For purposes of the foregoing calculations set forth in clause (ii) of this paragraph, Mr. Thompson’s annual base salary will be deemed to be the greater of $600,000 per year (which was his actual base salary immediately prior to the voluntary salary reduction in the second quarter of 2020) or his actual base salary at the time of determination.
During and after termination of the Thompson Employment Agreement, Mr. Thompson is obligated to maintain the confidentiality of the Company’s confidential information. In addition, he agrees to certain non-competition and non-solicitation covenants for a one-year period following any termination of his employment.
Fox Employment Agreement.   On June 18, 2018, the Company appointed Mr. Fox as the Company’s President and Chief Operating Officer. In connection with Mr. Fox’s appointment, he entered into an Employment Agreement with the Company (as amended, the “Fox Employment Agreement”). Pursuant to the Fox Employment Agreement, Mr. Fox serves as the President and Chief Operating Officer of the Company for a three year term, with such term to be automatically extended for successive one-year periods thereafter, unless either the Company or Mr. Fox provide at least three months prior written notice of termination pursuant to the terms of the Fox Employment Agreement. For Mr. Fox’s services, he is paid an annual base salary of $425,000, (which was voluntary reduced to $340,000 in connection with the Company’s cost-reduction initiatives in the second quarter of 2020), subject to annual review by the Board or its Compensation and Nominating Committee to determine whether the annual base salary should be increased and, if so, in what amount. Mr. Fox receives insurance benefits and is entitled to participate in any of the Company’s current or future incentive compensation plans.
In the event Mr. Fox is terminated for Cause (as defined in the Fox Employment Agreement) or voluntarily terminates his employment without Good Reason (as defined in the Fox Employment Agreement) he shall be entitled to payment of accrued and unpaid base salary, unused vacation, and reimbursement for expenses incurred through the last day of his employment. In the event Mr. Fox is terminated without Cause or terminates his employment for Good Reason, in each case that occurs without connection to a Change of Control (as defined in the Fox Employment Agreement), Mr. Fox shall be entitled to (i) payment of accrued and unpaid base salary, unused vacation, and reimbursement for expenses incurred through the last day of his employment, (ii) a lump sum severance pay amount equal to the sum of 12 months base salary in effect immediately prior to the date of termination and 12 months of the Company’s COBRA premiums in effect on the date of termination, (iii) a lump sum amount equal to at least 100% of the bonus or bonuses attributable to the fiscal year during which the termination occurs based on actual performance results through the full fiscal year, and (iv) acceleration in full of the vesting and/or exercisability of all time-based equity awards outstanding and a pro rata portion of any performance-based equity awards outstanding (which will continue to be subject to applicable vesting criteria). For purposes of the foregoing calculations set forth in clause (ii) of this paragraph, Mr. Fox’s annual base salary will be deemed to be the greater of $425,000 per year (which was his actual base salary immediately prior to the voluntary salary reduction in the second quarter of 2020) or his actual base salary at the time of determination.
In the event Mr. Fox is terminated without Cause or terminates his employment for Good Reason, either of which occurs within 12 months after a Change of Control, or if Mr. Fox is terminated by the Company without Cause within 6 months prior to a Change of Control if such termination was in contemplation of such Change of Control, he shall be entitled to the payment described above with the following revisions: (i) Mr. Fox will receive an additional lump sum severance payment equal to the sum of 12 months base salary in effect immediately prior to the date of termination and 12 months of the Company’s COBRA premiums in effect on the date of termination, (ii) in lieu of the lump sum bonus amount described above, he will receive a lump sum payment equal to 100% of all bonuses attributable to the fiscal year during which the termination occurs at target, and (iii) acceleration in full of a pro rata portion of all performance-based equity awards without regard to applicable performance targets (in addition to acceleration of any time-based equity awards). For purposes of the foregoing calculations set forth in clause (i) of this paragraph, Mr. Fox’s annual base salary will be deemed to be the greater of $425,000 per year (which was his actual base salary immediately prior to the voluntary salary reduction in the second quarter of 2020) or his actual base salary at the time of determination.
During and after termination of the Fox Employment Agreement, Mr. Fox is obligated to maintain the Company’s confidential information in confidence.
In addition, he agreed to certain non-competition and non-solicitation covenants for a one-year period following any termination of his employment.
Crabb Employment Agreement.   On August 7, 2017, the Company entered into an amended and restated employment agreement with Mr. Crabb (the “Crabb Employment Agreement”). Pursuant to the Crabb Employment Agreement, Mr. Crabb serves as the Executive Vice President and Chief Legal Officer of the Company for a three year term, with such term to be automatically extended for successive one-year periods thereafter, unless either the Company or Mr. Crabb provide at least three months prior written notice of termination pursuant to the terms of the Crabb Employment Agreement. For Mr. Crabb’s services, he is paid an annual base salary of $400,000, which is reviewed annually by the Board or its Compensation and Nominating Committee to determine whether the annual base salary should be increased and, if so, in what amount. Mr. Crabb receives insurance benefits and is entitled to participate in any of the Company’s current or future incentive compensation plans.
In the event Mr. Crabb is terminated for Cause (as defined in the Crabb Employment Agreement) or voluntarily terminates his employment without Good Reason (as defined in the Crabb Employment Agreement) he shall be entitled to payment of accrued and unpaid base salary, unused vacation, and reimbursement for expenses incurred through the last day of his employment. In the event Mr. Crabb is terminated without Cause or terminates his employment for Good Reason, in each case that occurs without connection to a Change of Control (as defined in the Crabb Employment Agreement), Mr. Crabb shall be entitled to (i) payment of accrued and unpaid base salary, unused vacation, and reimbursement for expenses incurred through the last day of his employment, (ii) a lump sum severance pay amount equal to the sum of 24 months base salary in effect immediately prior to the date of termination and 12 months of the Company’s COBRA premiums in effect on the date of termination, (iii) a lump sum amount equal to at least 100% of the bonus or bonuses attributable to the fiscal year during which the termination occurs based on actual performance results through the full fiscal year, and (iv) acceleration in full of the vesting and/or exercisability of all time-based equity awards outstanding and a pro rata portion of any performance-based equity awards outstanding (which will continue to be subject to the applicable vesting criteria). In the event Mr. Crabb is terminated without Cause or terminates his employment for Good Reason, either of which occurs within 12 months after a Change of Control, or if Mr. Crabb is terminated by the Company without Cause within 6 months prior to a Change of Control if such termination was in contemplation of such Change of Control, he shall be entitled to the payment described above with the following revisions: (i) Mr. Crabb will receive an additional lump sum severance payment equal to 12 months of the Company’s COBRA premiums in effect on the date of termination, (ii) in lieu of the lump sum bonus amount described above, he will receive a lump sum payment equal to 100% of all bonuses attributable to the fiscal year during which the termination occurs at target, and (iii) acceleration in full of a pro rata portion of all performance-based equity awards without regard to the applicable performance targets (in addition to acceleration of any time-based equity awards).
During and after termination of the Crabb Employment Agreement, Mr. Crabb is obligated to maintain the Company’s confidential information in confidence. In addition, he agreed to certain non-competition and non-solicitation covenants for a one-year period following any termination of his employment.
Voluntary Base Salary Reductions.   In connection with certain cost reduction initiatives implemented by the Company in the second quarter of 2020, Mr. Thompson agreed to voluntarily reduce his annual base salary by 25% and Mr. Fox agreed to voluntarily reduce his annual base salary by 20%, each effective as of

April 6, 2020. Notwithstanding these voluntary base salary reductions and as described above, potential payments under their respective employment agreements in the event of a termination without Cause or a resignation for Good Reason would be calculated based on the annual base salary in effect prior to the April 6, 2020 voluntary reduction. See “Potential Payments upon Termination or Change-in Control” for further discussion.
Potential Payments upon Termination or Change-in-Control
Charles K. Thompson
Mr. Thompson’s employment agreement provides for the following potential payments upon termination. The total amounts payable for certain severance benefits to Mr. Thompson may be reduced to the extent necessary so that the amount payable is not subject to excise tax under Section 4999 of the Internal Revenue Code. In order to receive the severance payments and benefits described below (other than those provided in the event of his death), Mr. Thompson is required to execute a full general release of claims in favor of the Company.
Termination without Cause or Resignation for Good Reason.   Mr. Thompson’s employment agreement provides for the following payments and benefits:
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Payment of 18 to 24 months of base salary as in effect immediately prior to the termination date (as described below), calculated using a base salary equal to the greater of $600,000 per year or Mr. Thompson’s actual base salary as of the termination of his employment;

•
Payment of 18 to 24 months of the Company’s COBRA premiums in effect on the termination date (as described below);

•
Payment of at least 100% of the bonus attributable to the fiscal year during which the termination date occurs if such bonus would have been earned and paid but for the termination of Mr. Thompson’s employment; and

•
Full vesting of all then outstanding time-based equity awards (including certain time-based equity awards with the Company is obligated to issue Mr. Thompson no later than the last day of his employment) and a pro rata portion (based on the portion of the applicable performance period actually served prior to termination) of all then outstanding performance-based awards regardless of whether or not such performance-based awards would become vested and exercisable based on the applicable performance criteria.

Upon termination of Mr. Thompson’s employment without “Cause” or in the event of his resignation for “Good Reason”, as such terms are defined in his employment agreement, he is entitled to a lump sum severance payment equal to the sum of 18 months base salary (increasing by an additional one-half month for each calendar month elapsed starting January 1, 2021, up to a maximum of 24 months) plus 18 months of the Company’s COBRA premiums in effect on the date of termination (increasing by an additional one-half month for each calendar month elapsed, starting January 1, 2021, up to a maximum of 24 months), provided that for purposes of calculating the foregoing lump sum severance payment the annual base salary shall be the greater of $600,000 or Mr. Thompson’s actual annual base salary as in effect on the termination date.
Change-in-Control.   Mr. Thompson’s employment agreement does not provide for separate payments and benefits, in lieu of those described above, following a termination without cause or resignation for good reason, in connection with a change-in-control of the Company (which generally means a termination within 6 months prior to, or one year after, a change-in-control).
Death or Disability.   If Mr. Thompson’s employment terminates due to death or disability, his employment agreement provides for full vesting of all then outstanding time-based equity awards and a pro rata portion (based on the portion of the applicable performance period actually served prior to termination) of all then outstanding performance-based awards regardless of whether or not such performance-based awards would become vested and exercisable based on the applicable performance criteria.

Cause and Good Reason Defined.   For purposes of the Thompson Employment Agreement, “cause” is generally deemed to exist, subject to applicable notice and cure provisions, if the executive at any time: commits a material breach of his employment agreement, is guilty of gross insubordination, gross negligence, recklessness or willful misconduct in connection with or affecting the business or affairs of the Company, engages in material and intentional unauthorized use, misappropriation, destruction or diversion of any tangible or intangible asset or corporate opportunity of the Company, alcohol or substance abuse that interferes with executive’s ability to discharge the duties and responsibilities of his position, committing a knowing breach of executive’s fiduciary duties to the Company and its stockholders, or is convicted of, or pleads no contest to, a felony criminal offense.
For purposes of the Thompson Employment Agreement, “good reason” generally means a material reduction in base salary, a material reduction in an executive’s authority, duties, and executive responsibilities with the Company, a material change in geographic location(s) at which the executive must perform services or in the location of the Company’s principal office at which the executive renders services, excluding required business travel, or a material breach of his employment agreement by the Company. “Good reason” also includes a change in Mr. Thompson’s direct reporting to anyone other than the Board of the Company and the scheduled expiration of the term of the Thompson Employment Agreement which is December 31, 2021.
Robert Y. Fox
Mr. Fox’s employment agreement provides for the following potential payments upon termination or a change-in-control of the Company. The total amounts payable for certain severance benefits to Mr. Fox may be reduced to the extent necessary so that the amount payable is not subject to excise tax under Section 4999 of the Internal Revenue Code. In order to receive the severance payments and benefits described below (other than those provided in the event of his death), Mr. Fox is required to execute a full general release of claims in favor of the Company.
Termination without Cause or Resignation for Good Reason.   Mr. Fox’s employment agreement provides for the following payments and benefits:
•
Payment of 12 months of the base salary as in effect immediately prior to the termination date, calculated using a base salary equal to the greater of $425,000 per year or Mr. Fox’s actual base salary as of the termination of his employment;

•
Payment of 12 months of the Company’s COBRA premiums in effect on the termination date;

•
Payment of at least 100% of the bonus attributable to the fiscal year during which the termination date occurs if such bonus would have been earned and paid but for the termination of Mr. Fox’s employment; and

•
Full vesting of all then outstanding time-based equity awards and a pro rata portion (based on the portion of the applicable performance period actually served prior to termination) of all then outstanding performance-based awards (which will continue to be subject to applicable vesting criteria).

Change-in-Control.   Mr. Fox’s employment agreement provides for the following payments and benefits, in lieu of those described above, following a termination without cause or resignation for good reason, in connection with a change-in-control of the Company (which generally means a termination within 6 months prior to, or one year after, a change-in-control):
•
Payment of 24 months of base salary as in effect immediately prior to the termination date, calculated using a base salary equal to the greater of $425,000 per year or Mr. Fox’s actual base salary as of the termination of his employment;

•
Payment of 24 months of the Company’s COBRA premiums in effect on the termination date;

•
A lump-sum payment equal to 100% of the bonus attributable to the fiscal year during which the termination date occurs at target; and

•
Full vesting of all then outstanding time-based equity awards and a pro rata portion (based on the portion of the applicable performance period actually served prior to termination) of all then outstanding performance-based awards without regard to applicable performance targets.

Death or Disability.   If Mr. Fox’s employment terminates due to death or disability, his employment agreement provides for full vesting of all then outstanding equity awards (other than awards whose vesting is based on performance-based criteria — which are subject to pro rata accelerated vesting if and to the extent the performance criteria are ultimately satisfied).
Cause and Good Reason Defined.   For purposes of the Fox Employment Agreement, “cause” is generally deemed to exist, subject to applicable notice and cure provisions, if the executive at any time: commits a material breach of his employment agreement, is guilty of gross insubordination, gross negligence, recklessness or willful misconduct in connection with or affecting the business or affairs of the Company, engages in material and intentional unauthorized use, misappropriation, destruction or diversion of any tangible or intangible asset or corporate opportunity of the Company, alcohol or substance abuse that interferes with executive’s ability to discharge the duties and responsibilities of his position, committing a knowing breach of executive’s fiduciary duties to the Company and its stockholders, or is convicted of, or pleads no contest to, a felony criminal offense.
For purposes of the Fox Employment Agreement, “good reason” generally means a material reduction in base salary, a material reduction in an executive’s authority, duties, and executive responsibilities with the Company, a material change in geographic location(s) at which the executive must perform services or in the location of the Company’s principal office at which the executive renders services, excluding required business travel, or a material breach of his employment agreement by the Company. “Good reason” also means a change in direct reporting to anyone other than the Board or Chief Executive Officer of the Company.
Joseph M. Crabb
Mr. Crabb’s employment agreement provides for the following potential payments upon termination or a change-in-control of the Company. The total amounts payable for certain severance benefits to Mr. Crabb may be reduced to the extent necessary so that the amount payable is not subject to excise tax under Section 4999 of the Internal Revenue Code. In order to receive the severance payments and benefits described below (other than those provided in the event of his death), Mr. Crabb is required to execute a full general release of claims in favor of the Company.
Termination without Cause or Resignation for Good Reason.   Mr. Crabb’s employment agreement provides for the following payments and benefits:
•
Payment of 24 months of the Base Salary in effect immediately prior to the termination date;

•
Payment of 12 months of the Company’s COBRA premiums in effect on the termination date;

•
Payment of at least 100% of the bonus attributable to the fiscal year during which the termination date occurs if such bonus would have been earned and paid but for the termination of Mr. Crabb’s employment; and

•
Full vesting of all then outstanding time-based equity awards and a pro rata portion (based on the portion of the applicable performance period actually served prior to termination) of all then outstanding performance-based awards (which will continue to be subject to applicable vesting criteria).

Change-in-Control.   Mr. Crabb’s employment agreement provides for the following payments and benefits, in lieu of those described above, following a termination without cause or resignation for good reason, in connection with a change-in-control of the Company (which generally means a termination within 6 months prior to, or one year after, a change-in-control):
•
Payment of 24 months of the Base Salary in effect immediately prior to the termination date;

•
Payment of 24 months of the Company’s COBRA premiums in effect on the termination date;

•
A lump-sum payment equal to 100% of the bonus attributable to the fiscal year during which the termination date occurs at target; and

•
Full vesting of all then outstanding time-based equity awards and a pro rata portion (based on the portion of the applicable performance period actually served prior to termination) of all then outstanding performance-based awards without regard to applicable performance targets.

Death or Disability.   If Mr. Crabb’s employment terminates due to death or disability, his employment agreement provides for full vesting of all then outstanding equity awards (other than awards whose vesting is based on performance-based criteria — which are subject to pro rata accelerated vesting if and to the extent the performance criteria are ultimately satisfied).
Cause and Good Reason Defined.   For purposes of the employment agreement, “cause” is generally deemed to exist, subject to applicable notice and cure provisions, if the executive at any time: commits a material breach of his employment agreement, is guilty of gross insubordination, negligence, recklessness or willful misconduct in connection with or affecting the business or affairs of the Company, engages in material and intentional unauthorized use, misappropriation, destruction or diversion of any tangible or intangible asset or corporate opportunity of the Company, alcohol or substance abuse that interferes with executive’s ability to discharge the duties and responsibilities of his position, committing a knowing breach of executive’s fiduciary duties to the Company and its stockholders, or is convicted of, or pleads no contest to, a felony criminal offense.
For purposes of the employment agreement, “good reason” generally means a material reduction in base salary, a material reduction in an executive’s authority, duties, and executive responsibilities with the Company, a material change in geographic location(s) at which the executive must perform services or in the location of the Company’s principal office at which the executive renders services, excluding required business travel or a material breach of his employment agreement by the Company. “Good reason” also means a change in direct reporting to anyone other than the Board or CEO of the Company.
Director Compensation
Background, Fees and Awards
Directors of publicly traded companies have substantial responsibilities and time commitments, and there is a competitive market for highly qualified and experienced directors. As such, the Compensation and Nominating Committee seeks to provide appropriate compensation to directors taking into account these factors.
In the second quarter of 2020, in connection with a company-wide cost reduction initiative implemented by the Company, the Board approved a modification to the existing compensation arrangements for non-employee Board members. The modification reduced overall cash and, non-cash compensation by 25% and reallocated the amount equally between cash and an annual restricted stock grant. Accordingly, for the fiscal year beginning January 1, 2020, Board compensation for non-employee directors consisted of $56,250 in cash and an annual grant of restricted stock with a target grant-date value of $56,250, and additional annual cash compensation for the Chair of the Audit Committee and the Chair of the Compensation and Nominating Committee in the amounts of $15,000 and $10,000, respectively. Board compensation for the fiscal year beginning January 1, 2021 is expected to be unchanged from 2020 amounts.
Board Compensation Table
The following table provides information for compensation of the non-employee members of our Board as of December 31, 2020. As the Chairman of the Board and Chief Executive Officer, Mr. Thompson’s compensation related to his service as a member of the Board is provided in the Summary Compensation Table.
Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Total ($)
John B. Griggs(3)	71,250	58,125	129,375
Michael Y. McGovern	66,250	58,125	124,375
Lawrence A. First(4)	56,250	—	56,250

(1)
Directors currently receive $56,250 annually in cash compensation. The Audit Committee Chair, which was Mr. Griggs for all of the 2020 fiscal year, receives $15,000 annually for this role. The Compensation and Nominating Committee Chair, which was Mr. McGovern for all of the 2020 fiscal year, receives $10,000 annually for this role. As of April 20, 2021, Mr. McGovern serves as Audit Committee Chair and Mr. Nightingale serves as Compensation and Nominating Committee Chair.

(2)
Represents award grants of 37,500 shares of restricted stock to each non-employee director for service during fiscal 2020, with a grant date fair value of $1.55 calculated pursuant to ASC 718.

(3)
Mr. Griggs resigned from the Board and all committees effective April 5, 2021.

(4)
Mr. First’s compensation was received by Ascribe Investments II LLC and Ascribe Investments III LLC on Mr. First’s behalf. Mr. First has directed the Company to pay any director compensation owed to him to Ascribe’s affiliates. Mr. First has declined to receive any equity-based compensation for his service as a director, either personally or through Ascribe’s affiliates.

The following table provides information on the unvested restricted stock held by our non-employee directors as of April 22, 2021.
Name	Number of Awards(1)(2)
Lawrence A. First	0(3)
Michael Y. McGovern	22,959
David J. Nightingale	17,220

(1)
Represents award grants of restricted stock to each non-employee director for service during fiscal 2021, which are scheduled to vest on April 21, 2022. Mr. Nightingale joined the Board on April 6, 2021 and received a restricted stock grant of 17,220 shares, which reflects three-fourths of the number of shares granted to non-employee directors for Board service for the full 2021 fiscal year.

(2)
Mr. Griggs resigned from the Board effective April 5, 2020 and, in connection with his resignation, the Board accelerated the vesting of one-fourth of the number of shares of restricted stock previously granted to Mr. Griggs for fiscal year 2021 Board service.

(3)
Mr. First has declined to receive any equity-based compensation for his service as a director, either personally or through Ascribe’s affiliates.

Compensation and Nominating Committee
/s/ David J. Nightingale David J. Nightingale Chair
/s/ Michael Y. McGovern Michael Y. McGovern Committee Member

Item 12.
Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

Securities Authorized for Issuance Under Equity Compensation Plans
The following table presents information concerning our equity compensation plans, including the MIP, and the Directors Plan, as of December 31, 2020:
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a) (1)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)(2)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	350,949	—	644,770
Equity compensation plans not approved by security holders	—	—	—
Total	350,949	—	644,770

(1)
Includes awards of 75,000 shares of restricted stock and 275,949 of restricted stock units that have been granted but not yet issued.

(2)
There were no options outstanding at December 31, 2020.

Security Ownership of Certain Beneficial Owners and Management
Beneficial ownership of shares and percentage ownership are determined in accordance with the rules of the SEC. Except as otherwise indicated by footnote, and subject to community property laws where applicable, the persons named in the table below have reported that they have sole voting and sole investment power with respect to all shares of common stock shown as beneficially owned by them. No shares of common stock held by a director or officer have been pledged as security. The Company is not aware of any arrangement or pledge of common stock that could result in a change of control of the Company.
Unless otherwise indicated, the address for each director and officer is c/o Nuverra Environmental Solutions, Inc., 6720 N. Scottsdale Road, Suite 190, Scottsdale, AZ 85253. The information in this table is based on statements in filings with the SEC, or other reliable information available to the Company.
The following table sets forth information known to the Company regarding the beneficial ownership of its common stock as of April 22, 2021 by (i) each director, (ii) each of our named executive officers, and (iii) all executive officers and directors serving as of April 22, 2021 as a group. An individual’s percentage ownership of common stock outstanding is based on 15,993,087 shares of our common stock outstanding as of April 22, 2021. Pursuant to Rule 13d-3(d)(1) under the Exchange Act, shares of common stock subject to stock options currently exercisable or exercisable within 60 days, as well as shares of common stock issuable upon the settlement of vested restricted stock units, are deemed outstanding for purposes of computing the percentage ownership of the person holding such securities and the management group but are not deemed outstanding for computing the percentage ownership of any other person.
	Shares Beneficially Owned
Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Current Executive Officers and Directors
Charles K. Thompson Chairman of the Board and Chief Executive Officer	160,844	*
Robert Y. Fox President and Chief Operating Officer	62,032	*
Joseph M. Crabb Executive Vice President, Chief Legal Officer and Corporate Secretary	59,000	*
Lawrence A. First Director	—	*
Michael Y. McGovern(1) Director	47,857	*
David J. Nightingale(2) Director	—	*
Shares owned by executive officers and directors as a group	329,733	*

*
Less than 1% of shares outstanding

(1)
Excludes 22,959 shares of restricted stock granted under the Directors Plan on April 21, 2021, which vest on the first anniversary of the grant date (subject to potential acceleration upon the occurrence of certain events as set forth in the Directors Plan).

(2)
Excludes 17,220 shares of restricted stock granted under the Directors Plan on April 21, 2021, which vest on the first anniversary of the grant date (subject to potential acceleration upon the occurrence of certain events as set forth in the Directors Plan).

The following table sets forth information known to the Company regarding the beneficial ownership of common stock as of April 22, 2021 of persons or groups that own or have the right to acquire more than 5% of our common stock.
	Shares Beneficially Owned
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Ascribe II Investments LLC(1)	7,021,879	43.9%
Ascribe III Investments LLC
299 Park Avenue, 34th Floor, New York, NY 10171
ECF Value Fund, LP(2)	6,626,660	41.4%
ECF Value Fund II, LP
ECF Value Fund International Master, LP
1177 Ave. of Americas, 46th Floor, New York, NY 10036

(1)
Ascribe is the investment manager of Ascribe III Investments LLC (“Fund III”). Ascribe Management LLC (“Ascribe Management”) is the investment manager of Ascribe II Investments LLC (“Fund II”, and together with Fund III, the “Ascribe Funds”). The Ascribe Funds hold Common Stock. American Securities LLC (“American Securities”) is the 100% owner of Ascribe and Ascribe Management. Ascribe Opportunities Fund III, L.P. (“Opportunities III”) and Ascribe Opportunities Fund III(B), L.P. (“Opportunities III(B)”) are the sole members of Fund III. Ascribe Associates III, LLC

(“Associates III”) is the general partner of Opportunities III and Opportunities III(B). Ascribe Opportunities Fund II, L.P. (“Opportunities II”) and Ascribe Opportunities Fund II(B), L.P. (“Opportunities II(B)”) are the sole members of Fund II. Ascribe Associates II, LLC (“Associates II”) is the general partner of Opportunities II and Opportunities II(B). Mr. First is the Chief Investment Officer and Managing Director of each of Ascribe and Ascribe Management, which are the investment managers to the Ascribe Funds, and may be deemed to have voting and dispositive power over the shares of Common Stock held by each of the Ascribe Funds. Each of Ascribe, Ascribe Management, American Securities, Associates III, Opportunities III, Opportunities III(B), Associates II, Opportunities II, Opportunities II(B) and Mr. First may be deemed to share beneficial ownership of the Common Stock held by the Ascribe Funds. Each of Ascribe, Ascribe Management, American Securities, Associates III, Opportunities III, Opportunities III(B), Associates II, Opportunities II, Opportunities II(B) and Mr. First disclaims beneficial ownership of the Common Stock held by the Ascribe Funds, except to the extent of its pecuniary interests. Number of shares beneficially owned is based solely on a Schedule 13D filed jointly with the SEC on January 7, 2019 by (i) Ascribe Capital; (ii) American Securities; (iii) Ascribe Funds; (iv) Opportunities III; (v) Opportunities III(B); (vi) Associates III; (vii) Ascribe Management; (viii) Opportunities II; (ix) Opportunities II(B); and (x) Associates II.
(2)
Gates Capital Management, L.P. (“Gates Capital”), acts as the investment manager to certain funds directly holding Common Stock (the “Gates Capital Funds”). Gates Capital Management GP, LLC (the “General Partner”) is the general partner of Gates Capital, with respect to the shares of Common Stock directly held by the Gates Capital Funds. Gates Capital Management, Inc. (the “Gates Corporation”) is the managing member of the General Partner with respect to the shares of Common Stock directly held by the Gates Capital Funds. Jeffrey L. Gates serves as President of the Gates Corporation with respect to the shares of Common Stock directly held by the Gates Capital Funds. Each of Gates Capital, the General Partner, the Gates Corporation and Mr. Gates, may be deemed to share beneficial ownership of the Common Stock held by the Gates Capital Funds. Each of Gates Capital, the General Partner, the Gates Corporation and Mr. Gates, disclaims beneficial ownership of the Common Stock held by the Gates Capital Funds except to the extent of its pecuniary interests. In accordance with the Plan of Reorganization (as defined below), the Gates Corporation designated Mr. McGovern and Mr. Thompson to serve as directors of the Company. Number of shares beneficially owned is based solely on a Statement of Changes in Beneficial Ownership on Form 4 filed jointly with the SEC on February 19, 2021 by (i) Gates Capital; (ii) General Partner; (iii) Gates Corporation; and (iv) Jeffrey L. Gates.

Item 13.   Certain Relationships and Related Transactions, and Director Independence
Certain Relationships and Related Party Transactions
Our Board has adopted a written policy regarding the review, approval and ratification of any related party transaction. Under this policy, the Board’s Audit Committee will review the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party and the extent of the related party’s interest in the transaction, and either approve or disapprove the related party transaction. Any related party transaction may be consummated, and may continue, only if the Audit Committee has approved or ratified such transaction in accordance with the guidelines set forth in the policy.
A “related party transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and in which any related party had, has or will have a direct or indirect interest (other than solely as a result of being a director or a less than five percent beneficial owner of another entity). A “related party” is any (a) person who is or was (since the beginning of the Company’s last fiscal year) an executive officer, director or nominee for election as a director, (b) greater than five percent beneficial owner of any class of the Company’s voting securities, or (c) immediate family member of any of the foregoing, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of such person, and anyone (other than a tenant or employee) sharing the household of such person. Disclosure is required for each related party transaction in which the amount involved exceeds the lesser of (i) $120,000 or (ii) one percent of the average of the Company’s total assets at year end for the last two completed fiscal years.
Other Relationships
Mr. First, a director of the Company, serves as the Chief Investment Officer and Managing Director of Ascribe. Ascribe and/or one or more of its affiliates own approximately 43.9% of the outstanding common stock of the Company as of April 22, 2021, and was owed approximately $4.5 million as of December 31, 2019, respectively of the aggregate principal amount of the Second Lien Term Loan Credit Agreement (the “Second Lien Term Loan Agreement”), as amended. All obligations under the Second Lien Term Loan Agreement were repaid in full on November 20, 2020. The Company originally entered into the Second Lien Term Loan Agreement on August 7, 2017 (the “Effective Date”) contemporaneously with the approval by of the United States Bankruptcy Court for the District of Delaware of the Company’s prepackaged plans of reorganization (together, and as amended, the “Plan of Reorganization”). Under the Plan of Reorganization, Ascribe designated Mr. Griggs and Mr. First to serve as directors of the Company. Mr. Griggs resigned from the Board effective April 5, 2021, and the Plan of Reorganization does not provide Ascribe with the right to designate Mr. Griggs’ successor or a continuing right to designate directors of the Company. Affiliates of Ascribe are parties to that certain Registration Rights Agreement dated as of the Effective Date by and among the Company and certain stockholders of the Company (see the “Registration Rights Agreement” section below).
Registration Rights Agreement
On the Effective Date, pursuant to the Plan of Reorganization, the Company entered into a Registration Rights Agreement with certain of our pre-Effective Date creditors that, in the aggregate, received approximately 90% of our common stock on the Effective Date. Pursuant to the Registration Rights Agreement, any holder that, together with its affiliates, (i) beneficially owned 10% of the aggregate outstanding shares of common stock on the Effective Date and (ii) continues to beneficially own at least 5% of the aggregate outstanding shares of common stock (“Demand Holder”), may request registration of its common stock at any time under the Securities Act on Form S-1 (“Long-Form Registration”), if Form S-3 is not available to the Company, or on Form S-3, or any similar short-form registration statement (“Short-Form Registration”), if available. The Company, however, is not required to conduct more than three Long-Form Registrations for each holder, but is required to conduct an unlimited number of Short-Form Registrations for each holder.
In addition, promptly after the Effective Date, the Company was required to use its reasonable best efforts to cause a shelf registration (“Shelf”) on Form S-1 to be declared effective as promptly as reasonably practicable thereafter for the offer and resale of the Common Stock on a delayed or continuous basis. At any time and from time to time after the Shelf has been declared effective, any Demand Holder may request to sell all or any portion of their common stock in an underwritten offering that is registered pursuant to the Shelf, and any holder may participate in such a Shelf takedown. On March 16, 2018, the Company filed a Registration Statement on Form S-1 pursuant to the foregoing obligation, and the registration statement was declared effective on May 3, 2018.
Pursuant to the Registration Rights Agreement, holders also have customary piggyback registration rights with respect to any offering by the Company under the Securities Act. The registration rights are subject to certain conditions and limitations, including our ability to suspend registration statement under certain circumstances. We will generally pay all fees and expenses in connection with our obligations under the Registration Rights Agreement. The rights granted in the Registration Rights Agreement are subject to customary indemnification and contribution provisions. No separate review of this transaction was performed by the Audit Committee as it was a requirement of the Plan of Reorganization.
Director Independence
We currently have four directors on our Board. Our Corporate Governance Guidelines and SEC rules require us to maintain a board of directors with at least a majority of independent directors. For a director to qualify as independent, the Board must affirmatively determine that the director has no material relationship with the Company, either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.
Each member of the Board must meet certain mandatory qualifications for membership on the Board, and the Board as a whole must meet the minimum independence requirements imposed by our Corporate Governance Guidelines, the SEC, and any other laws and regulations applicable to us. Each member of the Board is required to promptly advise the Chairman of the Board and the Chairman of the Compensation and Nominating Committee of any matters which, at any time, may affect such member’s qualifications for membership under the criteria imposed by the SEC, any applicable exchange or market, any other laws and regulations or these guidelines, including, but not limited to, such member’s independence.
The Board has affirmatively determined that three of our four Board members, Messrs. First, McGovern, and Nightingale, and all Board committee members, are independent under all applicable rules governing independence. In reaching its determination, the Board reviewed the Company’s Corporate Governance Guidelines, SEC rules, NYSE American listing rules, and the individual circumstances of each director and determined that each of the directors identified as independent satisfied the applicable standards. The Board determined that Mr. Thompson does not currently satisfy the independence standards due to his service as Chief Executive Officer through April 20, 2021.
Item 14.   Principal Accounting Fees and Services
Independent Registered Public Accounting Firm’s Fees and Services
The following is a summary of the independent registered public accounting fees billed to us for professional services rendered by Moss Adams for the fiscal years ended December 31, 2020 and 2019.
Fee Category	2020	2019
Audit Fees	$252,410	$270,315
Audit Related Fees	15,200	—
Tax Fees	—	—
All Other Fees	—	—
Total Fees	$267,610	$270,315
Audit fees consist of fees billed for each of 2020 and 2019 for professional services rendered in connection with the audit of our annual Consolidated Financial Statements and reviews of our interim Consolidated Financial Statements included in our periodic reports. All of Moss Adams’ services in auditing the Company’s financial statements for the fiscal year ended December 31, 2020 were performed by full-time permanent employees of Moss Adams.
Audit related fees consist of fees that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the caption “Audit Fees.”
Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm
The Audit Committee has, by resolution, adopted policies and procedures regarding the pre-approval of the performance by the independent registered public accounting firm of audit and non-audit services. The independent registered public accounting firm may not perform any service unless the approval of the Audit Committee is obtained prior to the performance of the services, except as may otherwise be provided by law or regulation. All services described above were pre-approved by the Audit Committee in accordance with this policy.

PART IV
Item 15.   Exhibits, Financial Statement Schedules
(a)
Financial Statements and Schedules

The financial statements and financial statement schedules are included in Item 8 of the Original From 10-K.
(b)
Exhibits

The exhibits required to be filed by Item 15 are set forth in, and filed with or incorporated by reference in, the “Exhibit Index” of the Original Form 10-K.
The “Exhibit Index” to this Form 10-K/A sets forth the additional exhibits required to be filed with this Form 10-K/A.
Exhibit Number	Description
24.2*	Power of Attorney of Officers and Directors of the Company (set forth on the signature page of this Form 10-K/A).
31.3*	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.4*	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

*
Filed herewith

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Nuverra Environmental Solutions, Inc.
By:
/s/ CHARLES K. THOMPSON

Name:
Charles K. Thompson

Title:
Chairman of the Board and Principal Executive Officer

Date:
April 26, 2021

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Charles K. Thompson as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K/A and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
/s/ CHARLES K. THOMPSON Charles K. Thompson	Chairman of the Board and Director (Principal Executive Officer)	April 26, 2021
/s/ ERIC BAUER Eric Bauer	Executive Vice President and Interim Chief Financial Officer (Principal Financial Officer)	April 26, 2021
/s/ ROGER MENDELOVITZ Roger Mendelovitz	Corporate Controller (Principal Accounting Officer)	April 26, 2021
/s/ LAWRENCE A. FIRST Lawrence A. First	Director	April 26, 2021
/s/ MICHAEL Y. MCGOVERN Michael Y. McGovern	Director	April 26, 2021
/s/ DAVID J. NIGHTINGALE David J. Nightingale	Director	April 26, 2021

ANNEX N

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of report (Date of earliest event reported): April 21, 2021

Nuverra Environmental Solutions, Inc.
(Exact Name of Registrant as Specified in Charter)

Delaware	001-33816	26-0287117
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
6720 N. Scottsdale Road, Suite 190, Scottsdale, AZ 85253
(Address of Principal Executive Offices) (Zip Code)
Registrant’s telephone number, including area code: (602) 903-7802
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.):
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Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

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Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

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Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

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Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.01 par value	NES	NYSE American
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
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Emerging growth company

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If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 5.02
Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

As previously reported, on April 21, 2021, Nuverra Environmental Solutions, Inc. (the “Company”) issued a press release announcing the appointment of Patrick L. Bond as Chief Executive Officer of the Company. Charles K. Thompson, the prior Chief Executive Officer, will continue to serve as Chairman of the Board of Directors of the Company after a transition period.
Mr. Bond, age 62, has over 35 years’ experience in the energy business in various sales, management and executive roles with companies such as Halliburton Company, Weatherford International plc, Schlumberger Limited and Gravity Oilfield Services, Inc. Throughout his career, Mr. Bond has led companies through all aspects of business life including expansion and contraction, mergers and acquisitions, raising capital and restructuring. Prior to joining the Company on April 21, 2021, Mr. Bond served as President and Chief Operating Officer of Power On Demand, LLC, from March 2020 to April 2021 and as Chief Operating Officer — Energy Investments of Joy Holdings, Ltd. from October 2018 to March 2021. Prior thereto, Mr. Bond was Co-Chief Executive Officer of Gravity Oilfield Services, Inc. from January 2017 to October 2018 and President and Chief Operating Officer of Light Tower Rentals Inc. from June 2012 to January 2017. Mr. Bond serves on the boards of directors of Power On Demand, LLC and the Permian Basin Petroleum Association (PBPA) and also is an advisory board member of Downhole Chemical Solutions, LLC and the Petroleum Equipment and Services Association (PESA). Mr. Bond is a graduate of The University of Texas with a B.S. in Petroleum Engineering.
There are no (i) family relationships, as defined in Item 401 of Regulation S-K, between Mr. Bond and any of the Company’s executive officers or directors, or any person nominated or chosen by the Company to become a director or executive officer, (ii) arrangements or understandings between Mr. Bond and any other person pursuant to which Mr. Bond was appointed as Chief Executive Officer of the Company, or (iii) transactions in which Mr. Bond has an interest requiring disclosure under Item 404(a) of Regulation S-K.
Bond Employment Agreement
In connection with Mr. Bond’s appointment, he entered into an Employment Agreement with the Company (the “Bond Employment Agreement”), effective as of April 21, 2021. Pursuant to the Bond Employment Agreement, Mr. Bond will serve as the Chief Executive Officer of the Company for a three-year term, with such term to be automatically extended for successive one-year periods thereafter, unless either the Company or Mr. Bond provide at least three months prior written notice of termination pursuant to the terms of the Bond Employment Agreement. For Mr. Bond’s services, he will be paid an annual base salary of $410,000, which shall be reviewed annually by the Company’s Board of Directors or its Compensation and Nominating Committee to determine whether the annual base salary should be increased and, if so, in what amount; provided, that if the annual salary of any other executive officer of the Company is set at, or increased to, an amount greater than Mr. Bond’s then-current base salary, his base salary shall be increased to that same amount or such greater amount as may be determined by the Board of Directors, in its discretion.
Mr. Bond will receive insurance benefits and shall be entitled to participate in any of the Company’s current or future incentive compensation plans, including the Company’s 2017 Long Term Incentive Plan (the “Equity Incentive Plan”) and the performance-based cash bonus plan for the Company’s senior executives (the “Bonus Plan”). In connection with Mr. Bond’s appointment, he will receive an initial grant of restricted stock units under the Equity Incentive Plan with a target grant date value of $440,000 (the “Initial Award”). The Initial Award is comprised of one-half time-based awards that will vest in one-half increments on each of December 31, 2021 and December 31, 2022. The other half of the Initial Award will be performance-based awards that will vest based on fiscal 2021 and 2022 performance objectives, as determined by the Board of Directors in its discretion. Under the Bonus Plan, Mr. Bond will be eligible to earn a bonus for fiscal 2021 at the discretion of the Board of Directors with a target of 65% of his annual base salary, prorated to reflect his service time with the Company in 2021. It is anticipated that in fiscal years subsequent to 2021, Mr. Bond’s target percentage of base salary under the Bonus Plan will be 65%.
In the event Mr. Bond is terminated for Cause (as defined in the Bond Employment Agreement) or voluntarily terminates his employment without Good Reason (as defined in the Bond Employment

Agreement) he shall be entitled to payment of accrued and unpaid base salary, unused vacation, and reimbursement for expenses incurred through the last day of his employment. In the event Mr. Bond is terminated without Cause or terminates his employment for Good Reason, in each case that occurs without connection to a Change of Control (as defined in the Bond Employment Agreement), Mr. Bond shall be entitled to (i) payment of accrued and unpaid base salary, unused vacation, and reimbursement for expenses incurred through the last day of his employment, (ii) a lump sum severance pay amount equal to the sum of twelve months base salary in effect immediately prior to the date of termination and twelve months of the Company’s COBRA premiums in effect on the date of termination, (iii) a lump sum amount equal to at least 100% of the bonus or bonuses attributable to the fiscal year during which the termination occurs based on actual performance results through the full fiscal year, and (iv) acceleration in full of the vesting and/or exercisability of all time-based equity awards outstanding, with a pro rata portion of any performance-based equity awards remaining outstanding and subject to potential future vesting if the applicable performance criteria are satisfied. In the event Mr. Bond is terminated without Cause or terminates his employment for Good Reason, either of which occurs within twelve months after a Change of Control, or if Mr. Bond is terminated by the Company without Cause within six months prior to a Change of Control if such termination was in contemplation of such Change of Control, he shall be entitled to the payment described above with the following revisions: (i) Mr. Bond will receive an additional lump sum severance payment equal to the sum of six months base salary in effect immediately prior to the date of termination and six months of the Company’s COBRA premiums in effect on the date of termination, (ii) in lieu of the lump sum bonus amount described above, he will receive a lump sum payment equal to 100% of all bonuses attributable to the fiscal year during which the termination occurs at target, and (iii) acceleration in full of a pro-rata portion of all performance-based equity awards (in addition to acceleration of any time-based equity awards) regardless of whether the applicable performance criteria are satisfied.
During and after termination of the Bond Employment Agreement, Mr. Bond is obligated to maintain the Company’s confidential information in confidence. In addition, he will be subject to certain non-competition and non-solicitation covenants for a one-year period following any termination of his employment.
The foregoing description of the Bond Employment Agreement is only a summary and does not purport to be a complete description of the terms and conditions under the Bond Employment Agreement, and such description is qualified in its entirety by reference to the full text of the Bond Employment Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated by reference herein.
Thompson Transition Agreement
Pursuant to a Transition Agreement entered into between Mr. Thompson and the Company on April 21, 2021 (the “Transition Agreement”), Mr. Thompson has agreed to serve as Executive Chairman of the Company during a transition period with a scheduled end date of June 1, 2021 (the “Transition Period”). Mr. Thompson will continue to receive his current base salary and benefits during the Transition Period. Following the Transition Period, Mr. Thompson will continue to serve as a member and as Chairman of the Board of Directors of the Company and will be entitled to such compensation as the Board of Directors may determine for his service as a non-employee director and Chairman. Under the Transition Agreement, Mr. Thompson will receive the following payments and other benefits, which are substantially consistent with the payments and benefits Mr. Thompson is entitled to receive under Section 9.a of his existing Employment Agreement dated as of November 19, 2018 (as amended, the “Thompson Employment Agreement”): (i) a lump sum payment, to be paid within sixty (60) days of the first day of the Transition Period, equal to 20.5 months of Mr. Thompson’s base salary, calculated based on the annual salary in effect prior to a voluntary salary reduction agreed to by Mr. Thompson in April 2020, plus 20.5 months of COBRA premiums under the Company’s group health, dental and vision plans based on Mr. Thompson’s current coverage status; (ii) accelerated vesting of certain unvested time-based restricted stock units previously issued to Mr. Thompson; and (iii) the issuance to Mr. Thompson of certain restricted stock units which the Company is obligated to issue under the Thompson Employment Agreement and which will be fully vested upon issuance. The Transition Agreement also contains a mutual release of claims between the Company and Mr. Thompson and a reaffirmation by Mr. Thompson of certain post-employment restrictive covenants contained in the Thompson Employment Agreement.

The foregoing description of the Transition Agreement is only a summary and does not purport to be a complete description of the terms and conditions under the Transition Agreement, and such description is qualified in its entirety by reference to the full text of the Transition Agreement, a copy of which is filed as Exhibit 99.1 to this Current Report on Form 8-K and incorporated by reference herein.
Item 9.01
Financial Statements and Exhibits.

(d) Exhibits
Exhibit Number	Description
10.1	Employment Agreement, dated April 21, 2021, between Nuverra Environmental Solutions, Inc. and Patrick L. Bond
99.1	Transition Agreement, dated April 21, 2021, between Nuverra Environmental Solutions, Inc. and Charles K. Thompson

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
NUVERRA ENVIRONMENTAL SOLUTIONS, INC.
Date: April 27, 2021	By:	/s/ Joseph M. Crabb
		Name:	Joseph M. Crabb
		Title:	Executive Vice President, Chief Legal Officer and Corporate Secretary

Execution Version
EMPLOYMENT AGREEMENT
This EMPLOYMENT AGREEMENT (the “Agreement” or “Employment Agreement”) dated April 21, 2021 (the “Effective Date”) between Patrick L. Bond (“Employee”) and Nuverra Environmental Solutions, Inc. (the “Company”) (each of the Employee and the Company, a “Party,” and collectively, the “Parties”) provides:
WHEREAS, the Company desires to employ Employee, and Employee desires to be employed by the Company;
NOW, THEREFORE, in consideration of the mutual covenants herein contained and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:
1.   Previous Agreement Superseded.   Any previous agreement or understanding, whether written or oral, relating to your employment by the Company is hereby superseded, replaced in its entirety by this Agreement and considered null and void.
2.   Definitions.
a.   “Board of Directors” means the Board of Directors of the Company.
b.   “Cause” means any one (1) or more of the following:
i.   Employee’s conviction of, or plea of guilty or nolo contendere to, any felony or a crime involving embezzlement, conversion of property or moral turpitude;
ii.   A finding by a majority of the Board of Directors of Employee’s fraud, embezzlement or conversion of the Company’s property or Employee’s material and intentional unauthorized use, misappropriation, distribution or diversion of tangible or intangible asset or corporate opportunity of the Company;
iii.   A finding by a majority of the Board of Directors of Employee’s knowing breach of any of Employee’s fiduciary duties to any company in the Company Group or the Company’s stockholders or making of an intentional misrepresentation or intentional omission which breach, intentional misrepresentation or intentional omission would reasonably be expected to have a material adverse effect on the business relationship, the business, properties, assets, operations, condition (financial or other) or prospects of any company in the Company Group;
iv.   Employee’s alcohol or substance abuse, which materially interferes with Employee’s ability to discharge the duties, responsibilities and obligations prescribed by this Agreement as determined by a majority of the Board of Directors;
v.   Employee’s material and knowing failure to observe or comply with law applicable to the business of the Company as an officer or employee of the Company which would reasonably be expected to have a material adverse effect on the business relationship, the business, properties, assets, operations, condition (financial or other), or prospects of any company in the Company Group as determined by a majority of the Board of Directors; or
vi.   Employee’s failure to reasonably and competently discharge the duties of the Position, or Employee’s gross insubordination, gross negligence, recklessness or willful misconduct relating to the business or affairs of the Company that results in material harm to the Company or its operation, properties, reputation, goodwill or business relationships, in any such case as determined by a majority of the Board of Directors;
provided that (x) any finding or determination made by the Board of Directors concerning the existence of Cause must be made in good faith and not for purposes of evading the Company’s obligations hereunder; and (y) a finding or determination of Cause by the Board of Directors may not be made unless, prior to determining that Cause exists, the Employee shall be given written notice stating in reasonable detail the facts and circumstances deemed by the Company to constitute Cause, and thirty (30) days from receipt of such notice Employee has failed to cure the facts and circumstances set forth in such notice.
c.   “Change in Control” shall have the meaning set forth in the MIP. Notwithstanding anything to the contrary herein, the fact that a transaction or event is defined as a Change in Control for purposes of this Agreement shall not evidence or infer that the transaction or event constitutes a change of or in control for purposes of, including but not limited to, any determination or definition of any licensing agency or for determining the duties of the Board of Directors under applicable corporate law.
d.   “COBRA” means Section 4980B of the Code and Part 6 of Subtitle B of Title I of the Employee Retirement Income Security Act of 1974, as amended, and any similar state law.
e.   “Code” means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.
f.   “Company Group” shall mean the entities listed on Schedule 1.
g.   “Compete” shall mean to directly or indirectly own, operate, manage, join, control, be employed by, be a consultant to, invest in, or become a director, officer, agent, partner, member, independent contractor or shareholder of any Competitive Business, as defined below. As used in this Agreement, “Compete” does not include purely passive investments in any publicly traded company so long as Employee does not directly or indirectly own, acquire or obtain options to acquire, 5% or more of any class of shares in such company.
h.   “Competitive Business” means any environmental solutions business conducted in connection with oil or gas exploration or production which provides transportation, treatment, recycling, or disposal, relating to water, wastewater, drilling mud, drilling wastes, or related products or services as advertised on the Company’s website from time to time.
i.   “Confidential Information” means any confidential information including, without limitation, any study, data, calculations, software, storage media or other compilation of information, patent, patent application, copyright, “know-how”, trade secrets, customer or prospective customer lists or information, details of client, consultant, vendor, supplier or manufacturer contracts, pricing policies, operational methods, marketing plans or strategies, product development techniques or plans, business acquisition plans or any portion or phase of any scientific or technical information, ideas, discoveries, designs, computer programs (including source or object codes), processes, procedures, formulae, improvements or other proprietary or intellectual property of any company in the Company Group, whether or not in written or tangible form, and whether or not registered, and including all files, records, manuals, books, catalogues, memoranda, notes, summaries, plans, reports, records, documents and other evidence thereof. Notwithstanding the foregoing, the term Confidential Information does not include, and there shall be no obligation hereunder with respect to, information that is or becomes generally available to the public other than as a result of a disclosure by the Employee not permissible hereunder.
j.   “Disability” means Employee is either:
i.   determined to be totally disabled by the Social Security Administration; or
ii.   determined to be disabled pursuant to the Company’s disability plans for a period of at least six (6) months in any twelve (12) month period.
k.   “Good Reason,” when used with reference to a voluntary termination by Employee of Employee’s employment with the Company, shall mean any of the following conditions, provided Employee provides the Company with actual notice of the condition giving rise to the termination within sixty (60) days of Employee’s knowledge of the initial existence of the condition, provides the Company with the opportunity to cure within thirty (30) days of the notice, and terminates employment within one hundred twenty days (120) of Employee’s first obtaining knowledge of the initial existence of the condition:
i.   A material diminution in Employee’s authority, duties or responsibilities; provided that, a material diminution of Employee’s authority, duties or responsibilities shall be deemed to have occurred if Employee ceases to have such authorities, duties or responsibilities with respect to the entity which is the ultimate parent entity of the Company Group following a Change in Control; or
(ii)   A requirement that Employee report to any person or entity other than the Board of Directors of the Company; or
a.   A relocation of the Company’s principal headquarters office to a location other than the Phoenix, Arizona or Houston, Texas metropolitan area;
b.   The Company’s delivery of a notice of nonrenewal of the Term of Employment pursuant to Section 2.q. below; or
c.   Any other action or inaction that constitutes a material breach by the Company of this Agreement and such breach is not cured as set forth above.
l.   “MIP” means the Company’s 2017 Long Term Incentive Plan which became effective as of August 7, 2017, as such plan may be amended, supplemented or otherwise modified from time to time, and including such terms, conditions and provisions as may be contained in any grant agreements or other documentation of awards that may be issued to Employee thereunder.
m.   “Market” means all states in which the Company has provided services to a customer during the twelve (12) month period prior to the Termination Date.
n.   “Position” means the particular position of Chief Executive Officer of the Company.
o.   “Regulations” means any laws, ordinances, regulations or rules of any governmental, regulatory or administrative body, agent or authority, any court or judicial authority, or any public, private or industry regulatory authority.
p.   “Specified Employee” means any Company employee that the Company determines is a Specified Employee within the meaning of Section 409A of the Code and the regulatory and other guidance promulgated thereunder (“Code Section 409A”). The Company shall determine whether an employee is a Specified Employee by applying reasonable, objectively determinable identification procedures compliant with Code Section 409A.
q.   “Term of Employment” means the period commencing on the Effective Date and ending on the earlier of (i) a termination of employment pursuant to the terms of this Agreement and (ii) the third anniversary of the Effective Date (the “Initial Term”); provided, however, that the period of the Employee’s employment pursuant to this Agreement shall be automatically extended for successive one-year periods thereafter (each, a “Renewal Term”), in each case unless either Party hereto provides the other Party hereto with written notice that such period shall not be so extended at least three (3) months in advance of the expiration of the Initial Term or the then-current Renewal Term, as applicable.
r.   “Termination Date” shall mean the last day of Employee’s employment with the Company.
3.   3. Nature of Employment.   Subject to the terms of this Agreement, the Company hereby agrees to employ Employee in the Position, and Employee hereby agrees to accept such employment in the Position, for the Term of Employment under this Agreement.
4.   Extent of Employment.   While employed:
i.   Employee shall perform the duties of the Position faithfully and to the best of Employee’s ability at the principal offices of the Company or in such locations as may be designated from time to time by the Board of Directors of the Company or as may be necessary to fulfill the duties of the

Position, except for reasonable travel in connection with the Company’s business incident to the performance of Employee’s duties. Such duties shall include, but not be limited to, such duties as may be reasonably specified from time to time by the Board of Directors of the Company. Employee shall report to the Board of Directors of the Company.
ii.   Employee shall abide by the policies, rules, customs, and usages as established by or existing at the Company.
iii.   Employee shall devote all of Employee’s business time, energy and skill as may be reasonably necessary for the performance of the duties, responsibilities, and obligations of the Position. With the approval of the Board of Directors, which shall not be unreasonably withheld, Employee may serve (i) in any capacity with any civic, educational or charitable organization and/or (ii) as a member of the board of directors of no more than one (1) company (other than the Company), in each case provided such services do not interfere with Employee’s obligations to the Company.
iv.   Employee shall not knowingly breach or violate any Regulations or rules of any governmental or regulatory body in any material respect and shall not act in any manner which might reasonably be expected to have a material adverse effect on the ongoing business, properties, assets, operations, condition (financial or other), business relationships or prospects of any company in the Company Group.
v.   Employee shall not commit or engage in any conduct, through action or omission, which would constitute any of the offenses set forth in the definition of “Cause” under this Agreement.
5.   Compensation.   While Employee is employed by the Company, the Company shall pay Employee:
vi.   Base Salary.   A base salary, paid in accordance with the Company’s normal payroll schedule, at a rate of $410,000 per annum (the “Base Salary”). The Board of Directors or its Compensation Committee, as applicable, shall annually, and in its sole discretion, determine whether the Base Salary should be increased and, if so, in what amount; provided, however, that if the annual salary of any other executive officer of the Company set at, or increased to, an amount greater than Employee’s then-current Base Salary, Employee’s Base Salary shall be increased to that same amount or such greater amount as may be determined by the Board of Directors, in its discretion.
b.   Incentive Compensation.
(i)   Employee shall be eligible to participate in such incentive compensation plans that have been approved or may in the future be approved by the shareholders of the Company and/or the Board of Directors, as applicable, and administered by the Board of Directors. Employee’s participation level in such plans (determined on a percentage of salary basis) shall not be less than the participation level of other named executive officers of the Company (subject to any applicable performance and/or vesting criteria).
(ii)   Employee shall be eligible to participate in the MIP on terms and conditions determined at the discretion of the Board of Directors, including an initial grant of equity-based awards under the MIP on the term set forth in the offer letter between Employee and the Company. In connection with a grant of equity or equity-based compensation under the MIP, the Employee shall enter into an award agreement in a reasonable form to be provided by the Company that shall contain the terms and conditions of such award, consistent with the terms of the MIP.
c.   Clawback.   The provisions of Section 5.b and 5.c. shall be subject to any clawback policy required by applicable Regulations of the Securities and Exchange Commission and adopted by the Company in accordance with such Regulations.
6.   Reimbursement of Expenses.   While Employee is employed, the Company shall reimburse Employee for reasonably documented travel expenses, entertainment and other expenses reasonably incurred by Employee in connection with the performance of the duties of the Position and, in each case, according to the reasonable rules, policies, customs and procedures promulgated by the Company from time to time. All reimbursements shall be made within thirty (30) days of Employee’s submission of any reasonably documented expense reimbursement claim, but no later than the last day of the year immediately following the year in which the expense was incurred. The amount of expenses eligible for reimbursement provided during one (1) taxable year shall not affect the amount of expenses eligible for reimbursement or in-kind benefits provided during any other taxable year. Employee may not elect to receive cash or any other benefit in lieu of the reimbursements provided by this Section.
7.   Benefits.   While Employee is employed, the Employee shall be entitled to perquisites and benefits established from time to time, at the sole discretion of the Board of Directors, for the Position, including (without limitation) health, short and long term disability, retirement savings and life insurance benefits consistent with past practice, or as increased from time to time; provided that the perquisites and benefits provided to Employee shall be at least substantially equal to those provided to any other named executive officer of the Company.
8.   Termination of Employment for Cause or without Good Reason.   At any time during the Term of Employment, the Company may terminate Employee’s employment for Cause effective upon the giving to Employee a written notice of termination. If Employee’s employment is terminated for Cause or Employee voluntarily terminates Employee’s employment without Good Reason, Employee shall be entitled to:
vii.   Payment of accrued and unpaid base salary and unused vacation through the Termination Date in accordance with applicable law;
viii.   Reimbursement for expenses incurred through the Termination Date as set forth in Section 6.
9.   Termination of Employment without Cause, for Good Reason, upon Change of Control, or due to the Death or Disability of Employee.   During the Term of Employment, the Company may terminate Employee’s employment without Cause and without providing notice to Employee, and Employee may terminate Employee’s employment with the Company for Good Reason. Employee’s death or Disability shall cause a termination of Employee’s employment.
ix.   Termination Without Cause or For Good Reason — No Change of Control. During the Term of Employment, if Employee is terminated by the Company without Cause or if Employee terminates Employee’s employment for Good Reason, either of which occurs without a Change of Control, Employee shall be entitled to the following items within sixty (60) days following the Termination Date (except as provided in Section 9.a.(iii) below) so long as Employee has signed and not revoked the Release described in Section 12 below during such sixty (60) day period (provided, however, consistent with Section 12, if the sixty (60) day period begins in one calendar year and ends in a second calendar year, payments will be made in the second calendar year):
d.   The Company shall provide the items set forth in Section 8.a. and 8.b. above.
e.   The Company shall pay to Employee a lump sum severance pay amount equal to the sum of (aa) twelve (12) months of the Base Salary in effect immediately prior to the Termination Date, and (bb) twelve (12) months of the Company’s COBRA premiums in effect on the Termination Date (based on Employee’s coverage status under the Company’s group health plan on the Termination Date).
f.   The Company shall pay Employee a lump sum amount equal to at least one hundred percent (100%) of the bonus or bonuses attributable to the fiscal year during which the Termination Date occurs if such bonus or bonuses would have been earned and paid but for the termination of Employee’s employment. Notwithstanding the requirement stated in this Section 9.a. above to provide amounts within sixty (60) days following the Termination Date, the payment required under this Section 9.a.(iii) shall be paid to Employee on the same date as such fiscal year bonuses are paid to the Company’s active employees in the next year, which is the date Employee would have received such bonus payment had Employee remained continuously employed by the Company.
g.   Acceleration in full, effective as of the Termination Date, of the vesting and or exercisability of all then outstanding time-based equity awards (but specifically excluding such portion of any such equity awards whose vesting is in any manner conditioned upon the satisfaction of any performance-based criteria. A “pro rata” portion (based on the portion of the applicable performance period actually served prior to termination) of any equity awards whose vesting is in any manner conditioned upon the satisfaction of any performance based criteria (each, a “Performance-Based Award”) held by Employee shall remain outstanding for the applicable performance period and shall become vested and exercisable, in whole or in part, only if and to the extent the applicable performance-based criteria are satisfied as of the end of the applicable performance period. The term of any option that constitutes a Performance-Based Award shall include any performance period referred to in the preceding sentence during which the option shall not be terminated. Any outstanding Performance-Based Award for which the performance criteria are not satisfied within the applicable performance period shall terminate at the end of such period.
h.   Employee’s participation in and/or coverage under all other employee benefit plans, programs or arrangements sponsored or maintained by the Company shall cease to be effective as of the Termination Date, unless such benefit, program or plan is inalienable under the law.
x.   Termination Without Cause or For Good Reason — Change of Control. During the Term of Employment, if Employee is terminated by the Company without Cause or if Employee terminates Employee’s employment for Good Reason, either of which occurs within twelve (12) months after a Change of Control, or if Employee is terminated by the Company without Cause within six (6) months prior to a Change of Control if such termination was in contemplation of such Change in Control, Employee shall be entitled to the following items within sixty (60) days following the Termination Date so long as Employee has signed and not revoked the release described in Section 12 below during such sixty (60) day period (provided, however, consistent with Section 12, if the sixty (60) day period begins in one calendar year and ends in a second calendar year, payments will be made in the second calendar year):
i.   Except as provided in Section 9.b.(iii) and (iv), all of the payments and benefits as set forth in Section 9.a. above;
j.   An additional lump sum severance payment equal to the sum of (aa) six (6) months of the Base Salary in effect immediately prior to the Termination Date and (bb) six (6) months of the Company’s COBRA premiums in effect on the Termination Date (based on Employee’s coverage status under the Company’s group health plan on the Termination Date);
k.   In lieu of payment pursuant to Section 9.a.(iii), a lump sum payment equal to one hundred percent (100%) of all bonuses attributable to the fiscal year during which the Termination Date occurs at target; and
(iv)   Acceleration in full, effective as of the Termination Date, of a “pro rata” portion (based on the portion of the applicable performance period actually served prior to termination) of all Performance-Based Awards regardless of whether or not such Performance-Based Awards would become vested and exercisable pursuant to Section 9.a.(iv).
xi.   Disability.   Unless otherwise prohibited by law, Employee’s employment with the Company will terminate on the effective date of Employee’s Disability. The effective date of Employee’s Disability, which will be Employee’s Termination Date for purposes of this Section 9.c., is the last day of the third (3rd) month on which Employee receives disability benefits pursuant to a Company sponsored disability plan or the day on which Employee is determined to be totally disabled by the Social Security Administration. Employee shall be entitled to the following items within sixty (60) days following the Termination Date of Employee’s employment termination due to Disability, so long as Employee has signed and not revoked the release described in Section 12 below during such sixty (60) day period (provided, however, consistent with Section 12, if the sixty (60) day period begins in one calendar year and ends in a second calendar year, payments will be made in the second calendar year):
l.   All the payments and benefits set forth in Section 9.a.(i), (iv) and (v); and
m.   Disability benefits under the applicable plan or practice.
xii.   Death.   If Employee dies during the Term of Employment , Employee’s estate shall be entitled to the following items:
n.   All the payments and benefits set forth in Section 9.a.(i), (iv) and (v); and

o.   Employee’s dependents, if any, who are covered by the Company’s group health plan at the time of Employee’s death shall be eligible for the COBRA continuation coverage.
xiii.   If any payment or benefit Employee would receive under this Agreement, when combined with any other payment or benefit Employee receives pursuant to the termination of Employee’s employment with the Company (“Payment”), would:
p.   constitute a “parachute payment” within the meaning of Section 280G of the Code, and
q.   but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment shall be whichever of the following amounts, taking into account the applicable federal, state and local employment taxes, income taxes, and the Excise Tax, results in Employee’s receipt, on an after-tax basis, of the greater amount of the Payment notwithstanding that all or some portion of the Payment may be subject to the Excise Tax:
i.   the full amount of such Payment; or
ii.   such lesser amount (with cash payments being reduced) as would result in no portion of the Payment being subject to the Excise Tax.
r.   All determinations required to be made under this Section 9.e., including whether and to what extent the Payments shall be reduced and the assumptions to be utilized in arriving at such determination, shall be made by a national independent accounting firm registered with the Public Company Accounting Oversight Board as will be designated by the Company (the “Accounting Firm”). The Accounting Firm shall provide detailed supporting calculations both to Employee and the Company at such time as is requested by the Company. All fees and expenses of the Accounting Firm shall be borne solely by the Company. For purposes of making the calculations required by this Section 9.f., the Accounting Firm may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good-faith interpretations concerning the application of Sections 280G and 4999 of the Code.
s.   To the extent any reduction of the Payments becomes necessary pursuant to this Section 9.e., the reduction first shall apply to amounts payable pursuant to this Section 9, or pursuant to any other arrangement, that are not subject to Section 409A of the Code. If the amount of the necessary reduction exceeds the amount of the payments described in the preceding sentence, the reduction will then apply on a proportional basis to amounts payable to Employee that are subject to the requirements of Section 409A of the Code.
iii.   Notwithstanding any other provision of this Agreement to the contrary, neither the time nor the schedule of any payment under this Agreement may be accelerated or subject to a further deferral except as provided in 26 C.F.R. § 1.409A-3(j) (4) or to the extent such payment constitutes a “short-term deferral” within the meaning of Code Section 409A.
iv.   The Employee does not have any right to make any election regarding the time or form of any payment due under this Agreement.
v.   If the Company fails to make any payment under this Agreement, either intentionally or unintentionally, within the time period specified in this Agreement, but the payment is made within the same calendar year, such payment will be treated as made within the time period specified in the Agreement pursuant to 26 C.F.R. § 1.409A-3(d). In addition, if a payment is not made due to a dispute with respect to such payment, the payment may be delayed in accordance with 26 C.F.R. § 1.409A-3(g).
vi.   For purposes of this Agreement, Employee’s Termination Date shall be the date on which Employee incurs a “Separation from Service.” For this purpose, the term “Separation from Service” means either (1) the termination of Employee’s employment with the Company and all affiliates, or (2) a permanent reduction in the level of bona fide services that Employee provides to the Company and all affiliates to an amount that is 20% or less of the average level of bona fide services that Employee provided to the Company and all affiliates in the immediately preceding thirty-six (36) months, with the level of bona fide services to be calculated in accordance with regulations issued by the United States Treasury Department pursuant to Section 409A of the Code.
Employee’s relationship is treated as continuing while Employee is on military leave, sick leave, or other bona fide leave of absence (if the period of such leave does not exceed six (6) months, or if longer, so long as Employee’s right to reemployment with the Company or an affiliate is provided either by statute or contract). If Employee’s period of leave exceeds six (6) months and Employee’s right to reemployment is not provided either by statute or by contract, the relationship between Employee and the Company is deemed to terminate on the first (1st) day immediately following the expiration of such six (6) month period. Whether a termination has occurred will be determined based on all of the facts and circumstances.
For purposes of this paragraph, the term “affiliate” shall have the meaning set forth in 26 C.F.R. § 1.409A-1(h)(3) (which generally requires 50% common ownership).
If Employee is providing services to the Company in more than one (1) capacity, for example as both an employee and a member of the Board of Directors or an independent contractor for the Company, Employee must terminate employment with or services to the Company in all capacities in order to have a Separation from Service for purposes of this Agreement.
vii.   This Agreement shall be administered in compliance with Section 409A of the Code or an exception thereto, including, without limitation, the short-term deferral exception within the meaning of 26 C.F.R.§1.409A-1(b)(4) and separation pay due to involuntary separation from service within the meaning of 26 C.F.R.§1.409A-1(b)(9)(iii). Each provision of the Agreement shall be interpreted, to the extent possible, to comply with Section 409A or an exception thereto. Payments pursuant to this section are intended to constitute separate payments for purposes of 26 C.F.R. § 1.409A-2(b)(2).
Notwithstanding any of the foregoing, if the Employee is a Specified Employee on the Termination Date, all payments and benefits that constitute nonqualified deferred compensation within the meaning of Code Section 409A that do not satisfy the requirements of an exception to Code Section 409A, if any, that are to be made following the fifteenth (15th) day of the third (3rd) month of the Employee’s taxable year following the Employee’s taxable year in which the Termination Date occurred, but before the date which is six (6) months following the Termination Date, shall be delayed and paid in a lump-sum on the first (1st) day of the seventh (7th) month following the Employee’s Termination Date or, if earlier, the date the Employee dies following the Termination Date.
10.   Mitigation or Reduction of Benefits.   In the event of termination of employment as set forth in Section 9 above, Employee shall not be required to mitigate the amount of any payment provided for in that Section by seeking other employment or otherwise. Except as otherwise specifically set forth herein, the amount of any payment or benefits provided in Section 9 shall not be reduced by any compensation or benefits or other amounts paid to or earned by Employee as the result of employment by another employer after the Termination Date.
11.   [Intentionally Omitted]
12.   Release.   In order to receive payments and benefits described in Section 9, other than those provided in Section 8 and those provided in the event of Employee’s death, Employee must execute a Release substantially in the form attached as Exhibit A, and that Release must become effective by Employee not revoking it. If Employee fails to sign the Release within the period provided in the Release, or if Employee revokes the Release within the seven (7) day revocation period provided therein, Employee will forfeit any right to the payments and benefits described in Section 9. As a general rule, Employee shall receive the Release from the Company on or before Employee’s Termination Date, but in no event will Employee receive the Release more than ten (10) days following Employee’s Termination Date. Notwithstanding anything in this Agreement to the contrary, if the period during which Employee may consider and revoke the Release spans two (2) calendar years, any payments to which Employee is entitled pursuant to Sections 9.a.(ii), 9.b.(ii) and 9.c.(i) shall be made in the second (2nd) calendar year.
13.   Covenant Not to Compete.   In consideration of this Agreement, and the employment under it, the parties agree to the following Covenant Not to Compete.

viii.   Post-Termination Restrictions. Employee acknowledges that the services provided under this Agreement give Employee the opportunity to have special knowledge of the Company, its Confidential Information, and the capabilities of individuals employed by or affiliated with the Company. Employee further acknowledges that interference with those business or employment relationships with the Company would cause irreparable injury to the Company. Consequently, Employee covenants and agrees as follows:
t.   Non-Competition. From the Effective Date hereof until twelve (12) months after the Termination Date, without the express written approval of a majority of the Board of Directors, Employee will not directly or indirectly, Compete against Company anywhere in the Market.
u.   Non-Solicitation. From the effective date hereof until twelve (12) months after the Termination Date (which shall not be reduced by (a) any period of violation of this Agreement by Employee or (b) if the Company is the prevailing party in any litigation to enforce its rights under this Section 13, the period which is required for such litigation), Employee will not, without the express prior written approval of a majority of the Board of Directors, directly or indirectly: (i) recruit, solicit or otherwise induce or influence any proprietor, partner, stockholder, lender, director, officer, employee, sales agent, joint venturer, investor, lessor, customer, agent, representative or any other person which has a business relationship with the Company or had a business relationship with the Company within the twelve (12) month period preceding the date of the incident in question, to discontinue, reduce or modify such employment, agency or business relationship with the Company; or (ii) employ or seek to employ or cause any Competitive Business to employ or seek to employ any person or agent who is then (or was at any time within twelve (12) months prior to the date the Employee or the Competitive Business employs or seeks to employ such person) employed or retained by the Company. Notwithstanding the foregoing, nothing herein shall prevent the Employee from providing a personal letter of recommendation to an employee of the Company with respect to a future or any other employment opportunity.
ix.   Acknowledgment Regarding Restrictions. Employee recognizes and agrees that the restraints contained in Section 13 (both separately and in total) are reasonable and should be fully enforceable in view of the high level positions Employee has had with the Company, and the Company’s legitimate interests in protecting its Confidential Information and its goodwill and relationships. Employee specifically hereby acknowledges and confirms that Employee is willing and intends to, and will, abide fully by the terms of Section 13 of this Agreement. Employee further agrees that the Company would not have adequate protection if Employee were permitted to work in a Competitive Business in violation of the terms of this Agreement since the disclosure of Confidential Information is inevitable and the Company would be unable to verify whether its Confidential Information was being disclosed and/or misused. Employee further specifically acknowledges that the scope and term of this Section 13 would not preclude Employee from earning a living in an occupation or position with an entity that is not a Competitive Business.
x.   Company’s Right to Cease and Recoup Payments and Obtain Injunctive Relief. In the event of a breach or imminent breach of any of Employee’s duties or obligations under this Agreement, provided the Company has provided Employee with written notice specifying the breach or imminent breach and Employee has failed to cure such breach or has committed such imminent breach within five (5) calendar days of such notice, the Company shall be entitled to immediately cease all payments and benefits to Employee under Section 9 and, in the event of an actual breach, require Employee to disgorge and repay to Company all payments and benefits previously paid to or conferred upon Employee under Section 9 of this Agreement after the commencement of Employee’s breach. Employee agrees that if Employee breaches any duties or obligations Employee has under Section 13 and/or Section 14 of this Agreement, that, except for sums set forth in Section 8, Employee has no right to any money or benefits under Section 9 of this Agreement and that Employee must return any money paid to Employee under that section. In addition to any other legal or equitable remedies the Company may have (including any right to damages that it may suffer), the Company shall be entitled to temporary, preliminary and permanent injunctive relief restraining such breach or imminent breach without being required to post a bond, surety or other security therefor. Employee hereby expressly acknowledges that the harm which might result to Company’s business as a result of noncompliance by Employee with any of the provisions of this Agreement would be largely irreparable. Each party undertakes and agrees that if he/it breaches or threatens to breach the Agreement, he/it shall be liable for any attorneys’ fees and costs incurred by the other party in enforcing its rights hereunder.
xi.   Employee Agreement to Disclose this Agreement. Employee agrees to disclose the terms of this Agreement to any potential future employer, and Employee consents to the Company’s disclosure of the terms of this Agreement to any potential future employer.
xii.   Survival. The terms of this entire Section 13 shall survive the termination of Employee’s employment under this Agreement regardless of who terminates employment or the reasons therefore.
14.   Confidential Information.
xiii.   During and after the Term of Employment, Employee will not, directly or indirectly, in one (1) or a series of transactions, disclose to any person, or use or otherwise exploit for the Employee’s own benefit or for the benefit of anyone other than the Company, any Confidential Information, whether prepared by Employee or not; provided, however, that any Confidential Information may be disclosed (i) to officers, representatives, employees and agents of the Company who need to know such Confidential Information in order to perform the services or conduct the operations required or expected of them in the business, and (ii) in good faith by the Employee in connection with the performance of Employee’s duties hereunder to persons who are authorized to receive such information by the Company. Employee shall use Employee’s best efforts to prevent the removal of any Confidential Information from the premises of the Company, except as required in Employee’s normal course of employment by the Company. Employee shall use Employee’s best efforts to cause all persons or entities to whom any Confidential Information shall be disclosed by Employee hereunder to observe the terms and conditions set forth herein as though each such person or entity was bound hereby. Employee shall have no obligation hereunder to keep confidential any Confidential Information, if and to the extent disclosure of any such information is specifically required by law or requested by a governmental agency; provided, however, that in the event disclosure is required by applicable law or requested by a governmental agency, the Employee shall provide the Company with prompt notice of such requirement or request, prior to making any disclosure, so that the Company may seek an appropriate protective order. At the request of the Company, Employee agrees to deliver to the Company, at any time during the Term of Employment, or thereafter, all Confidential Information which Employee may possess or control. Employee agrees that all Confidential Information of the Company (whether now or hereafter existing) conceived, discovered or made by Employee during the Term of Employment exclusively belongs to the Company (and not to Employee). Employee will promptly disclose such Confidential Information to the Company and perform all actions reasonably requested by the Company to establish and confirm such exclusive ownership.
xiv.   The terms of this entire Section 14 shall survive the termination of Employee’s employment under this Agreement regardless of who terminates employment or the reasons therefore.
15.   Indemnification and Insurance.   Employee will be covered under the Company’s insurance policies and, subject to applicable law, will be provided indemnification to the maximum extent permitted by applicable law and by the Company’s bylaws, Certificate of Incorporation and standard form of Indemnification Agreement, if any, with such insurance coverage and indemnification to be in accordance with the Company’s standard practices for senior executive officers but on terms no less favorable than provided to other Company senior executive officers.
16.   Notice.   All notices hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered personally or by courier, or (b) on the third (3rd) business day following the mailing thereof by registered or certified mail, postage prepaid, or (c) on the first (1st) business day following the mailing thereof by overnight delivery service, in each case addressed as set forth below:

If to the Company:
Nuverra Environmental Solutions, Inc.
6720 North Scottsdale Road, Suite 190
Scottsdale, Arizona 85253
Attention: Chief Legal Officer
If to Employee:
Patrick L. Bond
19614 Candlewood Oaks Lane
Spring, Texas 77379
Any party may change the address to which notices are to be addressed by giving the other party written notice in the manner herein set forth.
17.   Agreement to Arbitrate.   Except with respect to an action instituted by the Company to enforce the terms of Sections 13 or 14, which may be commenced and venued in the state or federal courts located in Phoenix, Arizona, all disputes or claims regarding this Agreement, Employee’s employment with the Company or the termination of Employee’s employment shall be submitted for resolution exclusively to binding arbitration under the Employment Arbitration Rules of the American Arbitration Association in Maricopa County, Arizona. The parties shall bear their own attorneys’ fees, and the Company shall bear the expenses of the arbitral proceedings, including without limitation the fees of the arbitrator.
18.   Successors; Binding Agreement.
xv.   The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, upon or prior to such succession, to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would have been required to perform it if no such succession had taken place. A copy of such assumption and agreement shall be delivered to Employee promptly after its execution by the successor. Failure of the Company to obtain such agreement upon or prior to the effectiveness of any such succession shall be deemed to be a material breach of this Agreement. As used in this Agreement, “Company” shall mean the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid which executes and delivers the agreement provided for in this Section 18 or which otherwise becomes bound by the terms and provisions of this Agreement by operation of law.
xvi.   This Agreement is personal to Employee, and Employee may not assign or delegate any part of Employee’s rights or duties hereunder to any other person, except that this Agreement shall inure to the benefit of, and be enforceable by, Employee’s legal representatives, executors, administrators, heirs and beneficiaries.
19.   Severability.   If any provision of this Agreement or the application thereof to any person or circumstance shall to any extent be held to be invalid or unenforceable, the remainder of this Agreement and the application of such provision to persons or circumstances other than those as to which it is held invalid or unenforceable shall not be affected thereby, and each provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.
A court, arbitrator or arbitration panel may reasonably modify this Agreement by rewriting it and/or may “blue-pencil” this Agreement by striking things out.
20.   Headings.   The headings in this Agreement are inserted for convenience of reference only and shall not in any way affect the meaning or interpretation of this Agreement.
21.   Counterparts.   This Agreement may be executed in one (1) or more identical counterparts, each of which shall be deemed an original but all of which together shall constitute one (1) and the same instrument.
22.   Waiver.   Neither any course of dealing nor any failure or neglect of either party hereto in any instance to exercise any right, power or privilege hereunder or under law shall constitute a waiver of such right, power or privilege or of any other right, power or privilege or of the same right, power or privilege in any other instance. Without limiting the generality of the foregoing, Employee’s continued employment without objection shall not constitute Employee’s consent to, or a waiver of, Employee’s rights with respect to any circumstances constituting Good Reason. All waivers by either party hereto must be contained in a written instrument signed by the party to be charged therewith.
23.   Entire Agreement.   This instrument constitutes the entire agreement of the parties in this matter and shall supersede any other agreement between the parties, oral or written, concerning the same subject matter.
24.   Amendment.   This Agreement may be amended only by a writing which makes express reference to this Agreement as the subject of such amendment and which is signed by Employee and by the Chairman of the Compensation Committee of the Board of Directors or the Chairman’s designee.
25.   Governing Law.   This Agreement shall be interpreted in accordance with and governed by the laws of the State of Delaware, without regard for any conflict/choice of law principles.
26.   Taxes.   All payments and benefits under this Agreement are subject to applicable tax withholdings, and the tax treatment of such payments and benefits is not warranted or guaranteed by the Company. Neither the Company nor its affiliates shall be liable for any taxes, penalties, or other monetary amounts owed by Employee or any other person as a result of any payments or the provision of any benefits under this Agreement.
[Signatures appear on following page.]

IN WITNESS WHEREOF, Employee and the Company have executed this Agreement as of the day and year first above written.
NUVERRA ENVIRONMENTAL SOLUTIONS, INC.
By: /s/ Charles K. Thompson
Its: Chairman of the Board of Directors
EMPLOYEE:
_/s/ Patrick L. Bond
Patrick L. Bond

SCHEDULE 1
Companies in the Company Group consist of:
Badlands Power Fuels, LLC	Delaware
Nuverra Rocky Mountain Pipeline, LLC	Delaware
Nuverra Total Solutions, LLC	Delaware
Nuverra Ohio Disposal, LLC	Delaware
NES Water Solutions, LLC	Delaware
HEK Water Solutions, LLC	Delaware
Badlands Power Fuels, LLC	North Dakota
Landtech Enterprises, L.L.C.	North Dakota
Badlands Leasing, LLC	North Dakota
Ideal Oilfield Disposal, LLC	North Dakota
1960 Well Services, LLC	Ohio
Clearwater Three, LLC	Ohio
Clearwater Five, LLC	Ohio
Clearwater Solutions, LLC	Ohio
Heckmann Water Resources Corporation	Texas
Heckmann Water Resources (CVR), Inc.	Texas
Heckmann Woods Cross, LLC	Utah

Exhibit A
RELEASE
This RELEASE (the “Release”) dated   ,     is by and between {*} (“Employee”) and Nuverra Environmental solutions, Inc., (“Company”);
WHEREAS, the Company and Employee are parties to an Employment Agreement dated {*} (the “Employment Agreement”), which provides certain protection to Employee during employment and upon termination of employment; and
WHEREAS, the execution of this Release is a condition precedent to, and material inducement to, the Company’s provision of certain benefits under the Employment Agreement;
NOW, THEREFORE, the parties hereto agree as follows:
1.   Mutual Promises.   The Company undertakes the obligations contained in the Employment Agreement, which are in addition to any compensation to which Employee might otherwise be entitled, in exchange for Employee’s promises and obligations contained herein. The Company’s obligations are undertaken in lieu of any other employment benefits.
2.   Release of Claims; Agreement Not to File Suit.
i.   Employee, for and on behalf of him or herself and his/her heirs, beneficiaries, executors, administrators, successors, assigns and anyone claiming through or under any of the foregoing, agrees to, and does, release and forever discharge the Company and its subsidiaries and affiliates, each of their shareholders, directors, officers, employees, agents and representatives, and its successors and assigns (collectively, the “Company Released Persons”), from any and all matters, claims, demands, damages, causes of action, debts, liabilities, controversies, judgments and suits of every kind and nature whatsoever, foreseen or unforeseen, known or unknown, which have arisen or could arise from matters which occurred prior to the date of this Release, which matters include without limitation: (i) the matters covered by the Employment Agreement and this Release, and (ii) Employee’s employment, and/or termination from employment with the Company.
ii.   Employee, for and on behalf of him or herself and his/her heirs, beneficiaries, executors, administrators, successors, assigns, and anyone claiming through or under any of the foregoing, agrees that Employee will not file or otherwise submit any arbitration demand, claim, complaint, or action to any court, organization, or judicial forum (nor will Employee permit any person, group of persons, or organization to take such action on Employee’s behalf) against any Company Released Person arising out of any actions or non-actions on the part of any Company Released Person arising out of the parties’ employment relationship before the date of this Release or any action taken after the date of this Release pursuant to the Employment Agreement. Employee further agrees that in the event that any person or entity should bring such a charge, claim, complaint, or action on Employee’s behalf, Employee hereby waives and forfeits any right to recovery under said claim and will exercise every good faith effort to have such claim dismissed.
iii.   The charges, claims, complaints, matters, demands, damages, and causes of action referenced in Sections 2(a) and 2(b) include, but are not limited to: (i) any breach of an actual or implied contract of employment between Employee and any Company Released Person, (ii) any claim of unjust, wrongful, or tortious discharge (including, but not limited to, any claim of fraud, negligence, retaliation for whistle blowing, or intentional infliction of emotional distress), (iii) any claim of defamation or other common law action, or (iv) any claims of violations arising under the Civil Rights Act of 1964, as amended, 42 U.S.C. §§2000e et seq., the Age Discrimination in Employment Act, 29 U.S.C. §§621 et seq., the Americans with Disabilities Act of 1990, 42 U.S.C. §§12101 et seq., the Fair Labor Standards Act of 1938, as amended, 29 U.S.C. §§201 et seq., the Rehabilitation Act of 1973, as amended, 29 U.S.C. §§701 et seq., the Family and Medical Leave Act, or any other relevant federal, state, or local statutes or ordinances, or any claims for pay, vacation pay, insurance, or welfare benefits or any other benefits of employment with any Company Released Person arising from events occurring prior to the date of this Release other than those payments and benefits specifically provided herein.

iv.   This Release shall not affect Employee’s right to any governmental benefits payable under any Social Security or Worker’s Compensation law now or in the future.
v.   This Release does not affect Employee’s right to participate in any federal, state or local investigation by any governmental agency or to challenge the validity of this Agreement. Further, this Release is not intended to be a release of any claims under the Arizona Minimum Wage Act.
vi.   This Release does not release any claim for payments under Section 9 of the Agreement or any (i) rights of indemnification pursuant to applicable law, Company Bylaws, or any agreement with the Company or (ii) Employee’s rights under any applicable insurance policy with the Company.
3.   Release of Benefit Claims.   Employee, for and on behalf of him or herself and his/her heirs, beneficiaries, executors, administrators, successors, assigns and anyone claiming through or under any of the foregoing, further releases and waives any claims for pay, vacation pay, insurance or welfare benefits or any other benefits of employment with any Company Released Person arising from events occurring prior to the date of this Release other than claims to the payments and benefits specifically provided for in the Employment Agreement and claims for benefits which are not subject to waiver under the law.
4.   Revocation Period; Knowing and Voluntary Agreement.   Employee acknowledges that he/she is knowingly and voluntarily waiving and releasing any rights he/she may have under the Age Discrimination in Employment Act, as amended, (“ADEA”). Employee also acknowledges that the consideration given for the waiver and release in the preceding Section is in addition to anything of value to which he/she would be entitled to without this Agreement. Employee further acknowledges that Employee is advised by this writing, as required by the ADEA, that: (a) this waiver and release do not apply to any rights or claims that may arise after execution date of this Agreement; (b) Employee has been advised of having had the right to consult with an attorney prior to signing this Agreement; (c) Employee has twenty-one (21) days to consider this Agreement (although Employee may choose to voluntarily execute this Agreement earlier); (d) Employee has seven (7) days following the signing of this Agreement by the parties to revoke the Agreement; and (e) this Agreement shall not be effective until the date upon which the revocation period has expired, which shall be the eighth (8th) day after this Agreement is executed by the Employee.
5.   Nondisparagement.   Neither Employee nor the Company will knowingly and materially make any false statements regarding the Company or Employee, respectively, and the Company, in its official statements, will not knowingly and materially make false statements regarding Employee. Notwithstanding the foregoing, nothing contained in this Agreement will be deemed to restrict Employee, the Company or any of the Company’s current or former officers and/or directors from providing information to any governmental or regulatory agency (or in any way limit the content of any such information) to the extent they are requested or required to provide such information pursuant to applicable law or regulation.
6.   Severability.   If any provision of this Release or the application thereof to any person or circumstance shall to any extent be held to be invalid or unenforceable, the remainder of this Release and the application of such provision to persons or circumstances other than those as to which it is held invalid or unenforceable shall not be affected thereby, and each provision of this Release shall be valid and enforceable to the fullest extent permitted by law.
7.   Headings.   The headings in this Release are inserted for convenience of reference only and shall not in any way affect the meaning or interpretation of this Release.
8.   Counterparts.   This Release may be executed in one (1) or more identical counterparts, each of which shall be deemed an original but all of which together shall constitute one (1) and the same instrument.
9.   Entire Agreement.   This Release and related Employment Agreement constitutes the entire agreement of the parties in this matter and shall supersede any other agreement between the parties, oral or written, concerning the same subject matter.
10.   Governing Law.   This Release shall be governed by, and construed and enforced in accordance with, the laws of the State of Arizona, without reference to the conflict of laws rules of such State.

IN WITNESS WHEREOF, Employee and the Company have executed this Release as of the day and year first above written.
NUVERRA ENVIRONMENTAL SOLUTIONS, INC.
By:
Its:
EMPLOYEE:
{*}

TRANSITION AGREEMENT
This TRANSITION Agreement dated as of April 21, 2021 (this “Agreement”) is made and entered into between Charles K. Thompson (hereinafter referred to as “Employee”), who currently resides in the State of Texas, and Nuverra Environmental Solutions, Inc., a Delaware corporation (the “Company”). Employee and the Company are also referred to herein individually as a “Party” and collectively as the “Parties”. Unless otherwise specified, capitalized terms have the meanings set forth herein, but if not defined in this Agreement, then capitalized terms shall have the meaning given to them in the Employment Agreement. This Agreement is made in light of the following:
RECITALS:
WHEREAS, the Parties are entering into this Agreement as consideration in exchange for Employee’s waiver of claims against the Company Released Parties (as defined below), Employee’s and the Company’s compliance with other terms and conditions of this Agreement and Employee’s Employment Agreement dated and effective as of November 19, 2018, as amended, by and between the Company and Employee, as may be further amended, restated or supplemented (the “Employment Agreement”), and the Company’s waiver of claims against the Employee Released Parties (as defined below);
WHEREAS, upon the effectiveness of this Agreement, both Parties agree to comply with their respective obligations described herein;
WHEREAS, the Parties hereby agree to settle and resolve any and all claims, known or unknown, which could be raised by the other now or in the future arising out of Employee’s employment with and separation from employment with the Company; and
WHEREAS, Employee desires to terminate employment with the Company and therefore the Employee and the Company have agreed to enter into this Agreement, which the Parties acknowledge and agree are to their mutual benefit.
NOW, THEREFORE, in consideration of the above recitals and the mutual promises made herein, the Parties hereby agree as follows:
1.   Separation from Employment.
a.   The Parties acknowledge and agree that Employee’s employment with the Company and its affiliates shall cease on June 1, 2021 (the “Separation Date”). The Parties further acknowledge and agree that, as of the Separation Date, Employee (a) shall cease to be an officer of the Company, (b) shall cease to be an officer of each of the Company’s subsidiaries and other affiliates, and (c) shall cease to serve on the board of directors, board of managers, or similar governing body of each of the Company’s subsidiaries or other affiliates; provided, however, that notwithstanding the foregoing, Employee will continue serving as a member and as Chairman of the Board of Directors of the Company (the “Board”) and as a member of such committees of the Board to which he may be appointed from time to time and shall be eligible to receive such compensation for his services as a non-employee Chairman and member of the Board as may be determined by the Board from time to time. Employee stipulates that he has received all required notice of his separation from employment with the Company and hereby waives any requirement, pursuant to the Employment Agreement or otherwise, for the provision by the Company or any other Company Released Party to Employee of any written notice of termination or other notice of the termination of Employee’s employment by the Company or any other Company Released Party or the passage of any time period following the delivery of any such notice prior to the Separation Date.
b.   Employee shall cease to serve as the Chief Executive Officer of the Company effective April 21, 2021, and during the period from April 21, 2021 through the Separation Date (the “Transition Period”), Employee will serve as the “Executive Chairman” of the Company, in addition to his duties as Chairman and a member of the Board. In his capacity as Executive Chairman during the Transition Period, Employee will continue to report to the Board and will devote his business time and attention to assisting with the transition of his responsibilities as Chief Executive Officer of the Company to his successor. Employee shall comply in all material respects with the terms of the Employment Agreement during the Transition Period which, other than with respect to the assumption of the Chief Executive Officer title and functions by Employee’s successor, shall remain in effect.
2.   Separation Benefits.
a.   Through and including the Separation Date, (i) the Company shall continue to pay the Employee’s base salary at the rate currently in effect as of the date of this Agreement, and (ii) Employee shall continue to be entitled to participate in the Company’s benefit plans.
b.   If Employee: (i) executes this Agreement and returns it to the Company, care of Joseph M. Crabb, 6720 North Scottsdale Road, Suite 190, Scottsdale, Arizona 85253 (e-mail: joe.crabb@nuverra.com); (ii) does not revoke his acceptance of this Agreement pursuant to Section 9.A. below and (iii) abides by his obligations under Sections 13 and 14 of the Employment Agreement and his obligations under this Agreement, then provided that Employee satisfies the other terms and conditions set forth in this Agreement, the Company will provide Employee with the following payments, benefits and consideration (collectively, the “Separation Benefits”):
i.   A lump sum payment in the amount of $1,049,993, which is equal to the sum of twenty and one-half (20 1∕2) months of Employee’s base salary in the amount of $600,000 per year plus twenty and one-half (20 1∕2) months of COBRA premiums under the Company’s group health, dental and vision plans based on Employee’s current coverage in the amount of $1,219.15 per month, which payment shall be made no later than sixty (60) calendar days following the first day of the Transition Period;
ii.   On and as of the last day of the Transition Period, Employee shall fully vest in 86,076 unvested restricted stock units subject to time-based vesting that were granted on December 16, 2020, which restricted stock units shall be settled (and the shares of common stock underlying such restricted stock units shall be delivered to Employee) immediately upon satisfaction of the terms and conditions set forth in the applicable grant agreement; and
iii.   On and as of the last day of the Transition Period, Employee shall be issued 65,823 restricted stock units as set forth in Section 5.b.iii of the Employment Agreement, which restricted stock units shall be fully vested upon issuance and shall be settled (and the shares of common stock underlying such restricted stock units shall be delivered to Employee) immediately upon satisfaction of the terms and conditions set forth in the applicable grant agreement. Such issuance shall occur on and as of the last day of the Transition Period regardless of the grant timing requirement set forth in the Employment Agreement.
a.   Employee acknowledges that following the Separation Date the payments, benefits and consideration described in this Agreement are the entirety of the payments, benefits and consideration that the Employee will receive as separation payments. For the avoidance of doubt, any unvested equity awards held by Employee immediately prior to the Separation Date that do not vest pursuant to the foregoing Section 2.B shall be forfeited and shall terminate automatically without further action by the Company on the Separation Date.
3.   Employee Release of Claims and Consideration; Employee Acknowledgments.
b.   In consideration of Employee’s receipt of the Separation Benefits, Employee hereby covenants that Employee for himself, and for his dependents, heirs, attorneys, agents, spouse, representatives and assigns of each of them (collectively, the “Employee Released Parties”), hereby waives, releases and forever discharges the Company, each of their respective direct and indirect parents, subsidiaries, affiliated companies or related companies, as well as their past and present officers, directors and employees, stockholders, agents, servants, insurers, representatives, and attorneys, and the predecessors, successors, heirs and assigns of each of them (collectively, the “Company Released Parties”), from any and all rights, grievances, claims, counterclaims, disputes, judgments, demands, causes of action, obligations, damages and/or liabilities of any nature whatsoever, whether known or unknown, suspected or claimed, disclosed or undisclosed, existing or contingent, at law or in equity, which Employee ever had, now has, or claims to have against the Company Released Parties, by reason of any act or omission including, without limiting the generality of the foregoing, (i) any act, cause, matter or thing stated, claimed or alleged, or which was or which could have been alleged in any manner against the Company Released Parties prior to the date Employee executes this Agreement, and (ii) all claims for any payment, benefit or consideration under the Employment Agreement (except as provided otherwise in this Agreement). Employee understands and agrees that this Agreement will release the Company from all claims arising under any form of law, including, but not limited to, claims arising under any state or federal statute, constitutional provision, common law, executive order, or agency regulation up to the date Employee executes this Agreement.
c.   By executing this Agreement, Employee acknowledges and intends that it shall be effective as a bar to each and every one of the claims hereinabove mentioned or implied. Employee expressly consents that this Agreement shall be given full force and effect according to each and all of its express terms and provisions, including those relating to unknown and unsuspected claims (notwithstanding any state or local statute that expressly limits the effectiveness of a general release of unknown, unsuspected and unanticipated claims), if any, as well as those relating to any other claims hereinabove mentioned or implied. Employee acknowledges and agrees that this waiver is an essential and material term of this Agreement and that without such waiver the Company would not have agreed to the terms of this Agreement. This release includes, but is not limited to, any claims of wrongful employment actions, discrimination (based on age or any other factor), including, but not limited to, claims brought under the Employee Retirement Income Security Act (except for vested benefits), Age Discrimination in Employment Act of 1967, Older Workers Benefit Protection Act of 1992, Title VII of the Civil Rights Act of 1964, as amended, the Civil Rights Act of 1991, Genetic Information Nondiscrimination Act, the Fair Labor Standards Act, Americans with Disabilities Act, Family and Medical Leave Act, Fair Credit Reporting Act, Sarbanes-Oxley Act, the Arizona Civil Rights Act, the Arizona Employment Protection Act, the Arizona wage payment laws, retaliation, slander, intentional and/or negligent infliction of emotional distress, mental anguish, breach of any implied covenant of good faith and fair dealing, negligent training or supervision, conspiracy, or any other alleged unlawful or wrongful conduct, whether arising under any federal or state statutes, regulation or the common law (contract, tort or other) of any jurisdiction.
d.   Notwithstanding the release of liability contained herein, nothing in this Agreement prevents Employee from filing any claim (including a challenge to the validity of this Agreement) with the Equal Employment Opportunity Commission, National Labor Relations Board, Occupational Safety and Health Administration, Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA) or any other federal, state or local governmental agency, authority or commission (each, a “Governmental Agency”) or participating in any investigation or proceeding conducted by any Governmental Agency. Employee understands that this Agreement does not limit Employee’s ability to communicate with any Governmental Agency or otherwise participate in any investigation or proceeding that may be conducted by any Governmental Agency (including by providing documents or other information to a Governmental Agency) without notice to the Company or any other Company Released Party. This Agreement does not limit Employee’s right to receive an award from a Governmental Agency for information provided to a Governmental Agency.
e.   Employee does not release (i) any claims to receive the Separation Benefits as specifically enumerated above in Section 2.B. or (ii) any claims that cannot be released in a private settlement agreement. Employee reserves his right to enforce this Agreement. The Parties acknowledge and confirm that they previously entered into the Employment Agreement, a copy of which (including all amendments thereto) is attached as Exhibit A and is incorporated herein by reference.
f.   Employee has fully informed himself of the terms, contents, conditions and effects of this Agreement. Employee was provided this Agreement on or before April 20, 2021 and has been given at least twenty-one (21) days to consider this Agreement before executing it and delivering it to the Company. Employee has been advised that Employee may consult with an attorney prior to executing this Agreement. Employee represents and warrants that Employee is of sound mind and otherwise competent to execute this Agreement. By executing this Agreement prior to the expiration of the twenty-one (21) day period referred to in this paragraph, Employee is expressly waiving the remaining portion of such period.

4.   Company Release of Claims and Consideration.
g.   Except as set forth in the second sentence of this Section 4.A., the Company, in return for Employee signing this Agreement, hereby mutually releases and covenants that the Company for itself and for the Company Released Parties hereby waives, releases and forever discharges Employee and the Employee Released Parties from any and all rights, grievances, claims, counterclaims, disputes, judgments, demands, causes of action, obligations, damages and/or liabilities of any nature whatsoever, whether known or unknown, suspected or claimed, disclosed or undisclosed, existing or contingent, at law or in equity, which the Company ever had, now has, or claims to have against the Employee Released Parties. Excluded from this Agreement are (i) claims arising from material facts or events that Employee concealed from the board of directors of the Company, (ii) claims arising from acts of fraud by Employee and (iii) claims which cannot be waived or released as a matter of law.
h.   The Company acknowledges and agrees that its waivers are an essential and material term of this Agreement and that without such waiver Employee would not have agreed to the terms of this Agreement.
i.   By executing this Agreement, the Company acknowledges and intends that it shall be effective as a bar to each and every one of the claims hereinabove mentioned or implied. The Company expressly consents that this Agreement shall be given full force and effect according to each and all of its express terms and provisions.
5.   Satisfaction of Severance Obligations; Receipt of Leaves, Bonuses and Other Compensation.   Employee acknowledges and agrees that he has been paid in full all bonuses, been provided all benefits, and otherwise received all wages, compensation, and other sums that he has been owed or ever could be owed by the Company and each Company Released Party (with the exception of any Separation Benefits as contemplated herein). Employee further acknowledges and agrees that he has received or has waived all leaves (paid and unpaid) that he has been entitled to receive from each Company Released Party. Except as otherwise provided in Section 3, this Agreement extinguishes all rights, if any, that Employee may have and ever could have, contractual or otherwise, relating to or arising out of his employment or his separation from employment. The Parties agree that this Agreement is not intended to (i) adversely affect, in any way, Employee’s vested 401(k) retirement plan benefits or (ii) adversely affect Employee’s ability to enforce the provisions of this Agreement in the future.
6.   Third-Party Beneficiaries.   The Company Released Parties and Employee Released Parties are intended to be third-party beneficiaries of this Agreement, and this Agreement may be enforced by each of them in accordance with the terms hereof in respect of the rights granted to such Released Parties hereunder.
7.   Governing Law and Venue.   This Agreement shall be interpreted and construed in accord with, and shall be governed by, the laws of the State of Arizona. Any action brought to enforce or interpret the terms of this Agreement must be brought in a court of competent jurisdiction in Maricopa County, Arizona. THE PARTIES WAIVE THEIR RIGHT TO A TRIAL BY JURY AND AGREE THAT ALL ISSUES INVOLVING ANY DISPUTE REGARDING THIS RELEASE SHALL BE HEARD AND DETERMINED BY A JUDGE.
8.   Entire Agreement; Amendment.   In making this Agreement, no promises or representations of any kind have been made to Employee by the Company Released Parties or to the Company by the Employee Released Parties, in each case, or anyone acting for them except as is expressly stated in this Agreement. This Agreement and, as specifically referenced herein, the Employment Agreement, constitute the entire agreement of the Parties with regard to the subject matter hereof and supersede all prior and contemporaneous agreements and understandings, oral or written, between Employee and the Company or any Company Released Party with regard to the subject matter hereof. This Agreement may not be changed orally but only by an agreement in writing agreed to and signed by the Parties.
9.   Mutual Acknowledgements
j.   Employee and the Company acknowledge that Employee has seven (7) days following the execution of this Agreement to revoke the delivery (and, therefore, the effectiveness) of this Agreement (“Revocation Period”). Any such revocation by Employee must be in writing and received by the

Company in the manner set forth in Section 2.B. above on or before 5:00 p.m. MT on the seventh (7th) calendar day after Employee has executed this Agreement. If an effective revocation is delivered in the foregoing manner and timeframe, the release of claims set forth in Section 3.A. and 3.B. and Section 4.A. above will be of no force or effect, Employee will not receive the Separation Benefits and the remainder of this Agreement will be null and void.
k.   The Parties mutually agree that neither this Agreement, nor the furnishing of the consideration for this Agreement, shall be deemed or construed at any time to be an admission by the Company, the Company Released Parties, the Employee Released Parties or Employee of any improper or unlawful conduct.
l.   The Company and Employee agree that this Agreement is executed voluntarily and without any duress or undue influence on the part of, or on behalf of the Parties hereto, with the full intent of releasing all claims. The Parties further acknowledge that they have read this Agreement, understand the terms and consequences of this Agreement and of the releases it contains and that they are fully aware of the legal and binding effect of this Agreement.
10.   Affirmation of Restrictive Covenants.   Employee acknowledges and agrees that in connection with his employment with the Company, he has obtained “Confidential Information and Trade Secrets” (as defined in the Employment Agreement) and that he has continuing obligations to the Company and its affiliates pursuant to Sections 13 and 14 of the Employment Agreement. In entering into this Agreement, Employee acknowledges the validity, binding effect and enforceability in all respects of Sections 13 and 14 of the Employment Agreement and expressly reaffirms his commitment to abide by the terms thereof, notwithstanding Employee’s separation from employment with the Company; provided, however, that for clarification purposes the Parties confirm and agree that the term “Competitive Business” as applied to the noncompetition covenants set forth in the Employment Agreement does not include any business activities other than those in which the Company is materially engaged as of the date of this Agreement.
11.   Covenant to Cooperate in Legal Proceedings.   Employee and Company agree to cooperate in good faith with and provide reasonable assistance to the other, upon reasonable request, with respect to the defense or prosecution of any litigation, investigation or other legal proceeding involving any of the Company Released Parties, the Employee Released Parties or their respective affiliates. If any services are requested from the Employee after the Employee ceases to have a service relationship with the Company, the Employee shall be compensated at market wages for such services and shall be reimbursed for reasonable documented expenses.
12.   Representation About Claims.   Employee represents and warrants that as of the date on which Employee signs this Agreement, he has not filed any claims, complaints, charges, or lawsuits against any of the Company Released Parties with any governmental agency or with any state or federal court or arbitrator for or with respect to a matter, claim, or incident that occurred or arose out of one or more occurrences that took place on or prior to the date on which Employee signs this Agreement. Employee further represents and warrants that he has not made any assignment, sale, delivery, transfer or conveyance of any rights Employee has asserted or may have against any of the Company Released Parties with respect to any claims released pursuant to this Agreement. The Company represents and warrants that as of the date on which the Company signs this Agreement, the Company has not filed any claims, complaints, charges, or lawsuits against any of the Employee Released Parties with any governmental agency or with any state or federal court or arbitrator for or with respect to a matter, claim, or incident that occurred or arose out of one or more occurrences that took place on or prior to the date on which the Company signs this Agreement. The Company further represents and warrants that the Company has not made any assignment, sale, delivery, transfer or conveyance of any rights the Company has asserted or may have against any of the Employee Released Parties with respect to any claims released pursuant to this Agreement.
13.   Counterparts.   This Agreement may be executed in one or more counterparts (including portable document format (.pdf) and facsimile counterparts), each of which shall be deemed to be an original, but all of which together will constitute one and the same Agreement.
14.   Severability.   The Parties hereby agree that any term or provision of this Agreement (or portion thereof) that renders such term or provision (or portion thereof) or any other term or provision (or portion thereof) of this Agreement invalid or unenforceable in any respect shall be severable and shall be modified or severed to the extent necessary to avoid rendering such term or provision invalid or unenforceable, and such modification or severance shall be accomplished in the manner that most nearly preserves the benefit of the Parties’ bargain hereunder.
15.   Withholding.   The Company may withhold from all payments made pursuant to this Agreement all federal, state, local and other taxes and withholdings as may be required pursuant to any law or governmental regulation or ruling.
16.   Return of Property.   Employee represents and warrants that except as set forth in the last paragraph of this Section 16 he has returned, or no later than the Separation Date will return, to the Company all property belonging to the Company and any other Company Released Party, including all computer files and other electronically stored information, client materials, electronically stored information, and other materials provided to Employee by the Company or any other Company Released Party in the course of his employment and Employee further represents and warrants that he has not maintained a copy of any such materials in any form; provided that, for the avoidance of doubt, Employee and the Company acknowledge and agree that Employee shall be entitled to retain any property that Employee and the Company determine in good faith was not purchased by the Company or any other Company Released Party and is not otherwise owned by the Company or any other Company Released Party. Employee shall be entitled to retain and continue to use during the Transition Period any Company property or equipment, as well as any computer files or other electronically stored information, client materials, electronically stored information, or other materials provided to Employee in the course of his employment, for such period and for such uses as may be reasonably required in connection with Employee’s continued service to the Company as an independent contractor during the Transition Period.
17.   Further Assurances.   Each party shall, and shall cause their affiliates, representatives and agents to, from time to time at the reasonable request of the other party and without any additional consideration, furnish the other party with such further information or assurances, execute and deliver such additional documents, instruments and conveyances, and take such other actions and do such other things, as may be reasonably necessary or desirable, as determined in the reasonable discretion of the other party, to carry out the provisions of this Agreement.
18.   Section 409A.   It is intended that any amounts payable under this Agreement and the Company’s and Employee’s exercise of authority or discretion hereunder shall comply with the provisions of Section 409A or an exemption therefrom and this Agreement shall be construed and administered in accordance with such intent. Any payments under this Agreement that may be excluded from Section 409A either as separation pay due to an involuntary separation from service or as a short-term deferral shall be excluded from Section 409A to the maximum extent possible. For purposes of Section 409A, each installment payment provided under this Agreement shall be treated as a separate payment. Any payments to be made under this Agreement shall only be made if Employee’s separation from employment constitutes a “separation from service” under Section 409A. Any reimbursement of business expenses made under this Agreement shall be made by the Company upon or as soon as practicable following receipt of timely documentation from Employee, but in no event later than the close of Employee’s taxable year following the taxable year in which the expense is incurred by Employee. Notwithstanding the foregoing, the Company makes no representations that the payments provided under this Agreement are exempt from, or compliant with, Section 409A and in no event shall the Company or any Company Released Party be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by Employee on account of non-compliance with Section 409A.
[Remainder of Page Intentionally Blank;
Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by a duly authorized officer thereof and Employee has executed this Agreement, in each case, as of the dates set forth beneath their signature blocks below, effective for all purposes as provided above.
EMPLOYEE for, and on behalf of, all EMPLOYEE RELEASED PARTIES	NUVERRA ENVIRONMENTAL SOLUTIONS, INC. for, and on behalf of, all COMPANY RELEASED PARTIES
/s/ Charles K. Thompson	By: /s/ Michael Y. McGovern Its: Chairman, Compensation and Governance Committee of the Board of Directors
April 21, 2021 Date	April 21, 2021 Date
Signature Page to
Transition Agreement

ANNEX O
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14A
(RULE 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934 (Amendment No. )
☒   Filed by the Registrant          ☐   Filed by a Party other than the Registrant
Check the appropriate box:
☐
Preliminary Proxy Statement

☐
Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒
Definitive Proxy Statement

☐
Definitive Additional Materials

☐
Soliciting Material under §240.14a-12

NUVERRA ENVIRONMENTAL SOLUTIONS, INC.

(Name of Registrant as Specified in its Charter)
N/A

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)
Payment of Filing Fee (Check the appropriate box):
☒
No fee required.

☐
Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)
Title of each class of securities to which transaction applies:

(2)
Aggregate number of securities to which transaction applies:

(3)
Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)
Proposed maximum aggregate value of transaction:

(5)
Total fee paid:

☐
Fee paid previously with preliminary materials.

☐
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)
Amount Previously Paid:

(2)
Form, Schedule or Registration Statement No.:

(3)
Filing Party:

(4)
Date Filed:

NUVERRA ENVIRONMENTAL SOLUTIONS, INC.
6720 N. Scottsdale Road, Suite 190
Scottsdale, Arizona 85253
www.nuverra.com
May 17, 2021
Dear Stockholder:
On behalf of the Board of Directors, we are pleased to invite you to attend the 2021 Annual Meeting of Stockholders of Nuverra Environmental Solutions, Inc. (NYSE American: NES) to be held on June 28, 2021 at 1:00 p.m., Eastern Daylight Time.
To be cost-effective, we are holding a virtual Annual Meeting via the Internet. We are offering a live webcast of the Annual Meeting for our stockholders at www.virtualshareholdermeeting.com/NES2021 where you will be able to listen to the Annual Meeting, vote electronically, and submit questions.
In addition, we are pleased to take advantage of the United States Securities and Exchange Commission rule allowing companies to furnish proxy statement materials to their stockholders over the Internet. We believe that this delivery process will expedite stockholders’ receipt of proxy statement materials. This delivery process will also lower the costs and reduce the environmental impact of our Annual Meeting. On May 17, 2021, we mailed to our stockholders of record as of May 3, 2021 a Notice of Annual Meeting of Stockholders, as well as a Notice of Internet Availability of Proxy Statement Materials containing instructions on how to access our Proxy Statement and Annual Report for the fiscal year ended December 31, 2020. The Notice of Internet Availability of Proxy Statement Materials also provides instructions on how to receive a paper copy of the proxy statement materials by mail and how to vote at the 2021 Annual Meeting.
The matters to be acted upon are described in the Notice of Annual Meeting of Stockholders, the Notice of Internet Availability of Proxy Statement Materials and in the Proxy Statement. We encourage you to carefully read these materials, as well as the Annual Report for the fiscal year ended December 31, 2020.
We urge you to participate in the 2021 Annual Meeting. Whether or not you plan to attend our live webcast of the 2021 Annual Meeting, your vote is very important and we encourage you to vote promptly. You may vote your shares over the Internet or by mail, as described in the proxy materials. Instructions regarding the methods of voting are available in the Notice of Annual Meeting of Stockholders and on the proxy card. If you do attend the live webcast, you will have the right to revoke your proxy and vote your shares at that time if you so desire. If you hold your shares through an account with a broker, nominee, fiduciary or other custodian, please follow the instructions you receive from them to vote your shares.
Thank you for your ongoing support of and continued interest in Nuverra Environmental Solutions, Inc.
Sincerely,
/s/ Charles K. Thompson Charles K. Thompson Chairman of the Board

NUVERRA ENVIRONMENTAL SOLUTIONS, INC.
6720 N. Scottsdale Road, Suite 190
Scottsdale, Arizona 85253
www.nuverra.com
May 17, 2021
NOTICE OF THE 2021 ANNUAL MEETING OF STOCKHOLDERS
To be held June 28, 2021
To our Stockholders:
Notice is hereby given that the 2021 Annual Meeting of Stockholders of Nuverra Environmental Solutions, Inc., a Delaware corporation, will be held on June 28, 2021 at 1:00 p.m., Eastern Daylight Time, via the Internet at www.virtualshareholdermeeting.com/NES2021. Only stockholders of record that own our common stock at the close of business on May 3, 2021 are entitled to notice of and to vote at the Annual Meeting. For ten days prior to the Annual Meeting, a complete list of our stockholders entitled to vote at the meeting will be available for examination by any stockholder, for any purpose relating to the meeting, at our principal executive offices.
The Annual Meeting will be held for the following purposes:
1.
To elect one (1) Class I director to hold office for a three-year term expiring at the annual meeting of stockholders to be held in 2024 or until such director’s successor is elected and qualified, or such director’s earlier death, resignation, or removal. The Board of Directors (the “Board”) has nominated Michael Y. McGovern for election as a Class I director at the Annual Meeting.

2.
To hold an advisory vote approving the compensation of our named executive officers.

3.
To ratify the appointment of Moss Adams, LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2021.

4.
To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Important Notice Regarding the Availability of Proxy Statement Materials for the Annual Meeting of Stockholders to be Held on June 28, 2021.   Our proxy statement is attached. Our financial and other information is contained in our Annual Report for the fiscal year ended December 31, 2020. If you received a Notice of Internet Availability of Proxy Statement Materials by mail, you will not receive a printed copy of the proxy statement materials unless specifically requested. This proxy statement and our Annual Report for the fiscal year ended December 31, 2020 are available at http://ir.nuverra.com/sec-filings. If you received a Notice of Internet Availability of Proxy Statement Materials by mail and would like to receive a printed copy of our proxy statement materials, you should follow the instructions for requesting such materials included in the Notice of Internet Availability of Proxy Statement Materials. In addition, the Notice of Internet Availability of Proxy Statement Materials provides instructions on how stockholders may request to receive proxy statement materials for future Annual Meeting materials in printed or email form.
YOUR VOTE IS IMPORTANT:   Whether you plan to attend our live webcast of the 2021 Annual Meeting or not, please vote your shares by the Internet or mail in order to ensure the presence of a quorum. If you attend the live webcast, you may choose to vote your shares at that time even if you have previously voted your shares. Any proxy may be revoked by the submission of a later dated proxy or a written notice of revocation before close of the 2021 Annual Meeting.

Registered holders may vote:
1.
By the Internet: go to www.proxyvote.com; or

2.
By mail: mark, sign, date and promptly mail the enclosed proxy card in the postage-paid envelope.

Beneficial Stockholders.   If your shares are held in the name of a broker, bank or other holder of record, follow the voting instructions you receive from the holder of record to vote your shares.
By Order of the Board of Directors,
/s/ Joseph M. Crabb Joseph M. Crabb Executive Vice President, Chief Legal Officer and Corporate Secretary

NUVERRA ENVIRONMENTAL SOLUTIONS, INC.
6720 N. Scottsdale Road, Suite 190
Scottsdale, Arizona 85253
www.nuverra.com

NUVERRA ENVIRONMENTAL SOLUTIONS, INC.
6720 N. Scottsdale Road, Suite 190
Scottsdale, Arizona 85253
www.nuverra.com
PROXY STATEMENT FOR THE 2021 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JUNE 28, 2021
The accompanying proxy is being solicited by the Board of Directors (the “Board”) of Nuverra Environmental Solutions, Inc., a Delaware corporation (“we,” “our,” “us,” “Nuverra,” or the “Company”), in connection with its annual meeting of stockholders to be held on June 28, 2021, at 1:00 p.m. Eastern Daylight Time (the “Annual Meeting”), via live webcast on the Internet at www.virtualshareholdermeeting.com/NES2021, or any postponement or adjournment thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders and as described below. We first made this proxy statement (“Proxy Statement”) available to stockholders on May 17, 2021. You are cordially invited to attend the live webcast of the Annual Meeting and are requested to vote on the proposals described in this Proxy Statement at the Annual Meeting.
The following proposals will be considered at the Annual Meeting:
1.
To elect one (1) Class I director to hold office for a three-year term expiring at the annual meeting of stockholders to be held in 2024 or until such director’s successor is elected and qualified, or such director’s earlier death, resignation or removal. The Board has nominated Michael Y. McGovern for election as a Class I director at the Annual Meeting.

2.
To hold an advisory vote approving the compensation of our named executive officers.

3.
To ratify the appointment of Moss Adams, LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2021.

4.
To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

How to Participate in the Electronic Meeting
In order to participate in the Annual Meeting, please log on to www.virtualshareholdermeeting.com/NES2021, click on the “Investors” section and then the “Annual Meeting Webcast” link at least 15 minutes prior to the start of the 1:00 p.m. Eastern Daylight Time meeting to provide time to register and download the required audio software, if needed. All stockholders will need to register by entering your name and, if you would like to ask a question during the question and answer session following the Annual Meeting presentation, you will also need to enter the control number received with your Notice of Internet Availability of Proxy Statement Materials. Questions that would be appropriate to raise in person and that relate to the purpose of the meeting will be accepted during the meeting. To submit questions, please access the Annual Meeting webcast and select “Ask a Question.”
The webcast replay will be available at www.virtualshareholdermeeting.com/NES2021 until June 27, 2022.
Voting Rights and Outstanding Shares
Only stockholders of record as of the close of business on May 3, 2021 will be entitled to vote at the Annual Meeting and any adjournment or postponement thereof. As of that date, we had 16,000,080 shares of common stock outstanding, all of which are entitled to vote with respect to all matters to be acted upon at the Annual Meeting. Each stockholder of record as of that date is entitled to one vote for each share of common stock held by such stockholder. Our Third Amended and Restated Bylaws (“Bylaws”) provide that a majority of the outstanding shares of our common stock entitled to vote shall constitute a quorum for the transaction of business at the Annual Meeting. Votes for and against, abstentions and “broker non-votes” (shares held by a broker or nominee that does not have the authority, either express or discretionary, to vote on a particular matter) will each be counted as present for purposes of determining the presence of a quorum.
Vote Required
If a quorum is present, the votes required for the proposals to be considered at the Annual Meeting and the treatment of abstentions and broker non-votes in respect of such proposals are as follows:
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Proposal 1:   The nominee for Class I director receiving the highest number of votes will be elected as a Class I director. Abstentions and broker non-votes will not have any effect on the election of directors. Note that if your shares are held by a broker or nominee, such broker or nominee will not have authority to vote your shares in the election of directors unless you provide instructions to him or her regarding how you would like your shares to be voted.

•
Proposals 2 and 3:   Our Bylaws state that each of the items brought before the stockholders at the Annual Meeting requires the affirmative vote of the holders of a majority of the shares of our common stock present and entitled to vote at the Annual Meeting. Notwithstanding the vote required by our Bylaws, Proposal 2 and Proposal 3 are advisory only and are not binding on us. Our Board will consider the outcome of the votes on Proposals 2 and 3 in considering what action, if any, should be taken in response to the advisory vote by stockholders. Abstentions will have the same effect as an “against” vote, but broker non-votes will not have any effect on the outcome of the vote on these proposals. Note that if your shares are held by a broker or nominee, such broker or nominee may exercise his or her discretion to vote your shares for Proposal 3, but will not have authority to vote your shares on Proposal 2 unless you provide instructions to your broker or nominee regarding how you would like your shares to be voted.

Solicitation of Proxies
We will bear the expense of soliciting proxies. Our directors, officers, and other employees, without additional compensation, may solicit proxies personally or in writing, by telephone, e-mail, or otherwise. We are required to request that brokers and nominees who hold stock in their names furnish our proxy materials to the beneficial owners of the stock, and we will reimburse these brokers and nominees for their reasonable expenses incurred in doing so.
Voting Instructions and Revocation of Proxy
All shares of our common stock represented by properly executed proxies received before or at the Annual Meeting will, unless the proxies are revoked, be voted in accordance with the instructions indicated on those proxies. If no instructions are indicated on a proxy, the shares represented by such proxy will be voted as the Board recommends on each proposal. The persons named as proxies will vote on any other matters properly presented at the Annual Meeting in accordance with their best judgment. A stockholder giving a proxy has the power to revoke his or her proxy at any time before it is exercised by delivering to the Corporate Secretary of the Company a written notice revoking the proxy or a duly executed proxy with a later date, or by attending the live webcast of the Annual Meeting and voting his or her shares at that time. Attendance at the live webcast of the Annual Meeting will not, in and of itself, constitute revocation of a proxy.
Stockholders whose shares are registered in their own names may vote (1) via the Internet or (2) by returning a proxy card (if they have received one). Specific instructions to be followed by any registered stockholder interested in voting via the Internet are set forth in the Notice of Internet Availability of Proxy Materials and on the proxy card. The Internet voting procedures are designed to authenticate the stockholder’s identity and to allow the stockholder to vote his or her shares and confirm that his or her voting instructions have been properly recorded. If you do not wish to vote via the Internet, please complete, sign and return a proxy card (if you have received one). The Notice of Internet Availability of Proxy Materials provides instructions on how stockholders may request printed proxy materials (including a proxy card).

Interest of Certain Persons in Matters to Be Acted Upon
No director or executive officer, other than in his role as nominee, director or executive officer, associate of any director or executive officer or any other person has any substantial interest, direct or indirect by security holdings or otherwise, in the matters described herein which, to the extent such director, executive officer or associate of such director or executive officer is a stockholder of the Company, is not shared by all other stockholders pro rata and in accordance with their respective stock ownership interests.

PROPOSAL 1 — ELECTION OF DIRECTORS
Background
We have a classified Board currently consisting of four directors, all but one of whom are non-employee directors, divided into three classes (Class I, Class
II and Class III). Directors in each class are elected to serve for three-year staggered terms that expire in successive years. We currently have one Class I director, and our Class I director’s term expires this year. Accordingly, we are holding an election for our Class I director at the Annual Meeting, with the Class I director elected to serve a three-year term.
The Board has nominated Michael Y. McGovern for re-election as Class I director for a three-year term expiring at the annual meeting of stockholders to be held in 2024 or until his successor is elected and qualified, or his earlier death, resignation or removal. Mr. McGovern is a current director of the Company. In the event Mr. McGovern declines to serve or becomes unavailable for any reason, or if any additional vacancy occurs before the election (although we know of no reason to anticipate that this will occur), the stockholders may vote for such substitute nominee at the Annual Meeting as the Board may designate. Mr. McGovern has consented to being named in this Proxy Statement and has agreed to serve if elected.
Vote Required and Board Recommendation
If a quorum is present and voting, the nominee for Class I director receiving the highest number of votes will be elected as the Class I director. Abstentions and broker non-votes will be counted as shares present for purposes of determining the presence of a quorum but will have no effect on the result of the vote. Biographical information, including the principal occupation of and other directorships held by Mr. McGovern for at least the past five years, as well as the specific experience, qualifications, attributes, and skills that led to the conclusion that Mr. McGovern should serve as a member of the Board, is provided below, both for Mr. McGovern and for the Class II and Class III directors whose terms of office will continue after the Annual Meeting.
THE BOARD RECOMMENDS A VOTE “FOR” THE NOMINEE NAMED ABOVE.

Information Regarding Directors and Nominees
The following table sets forth information regarding our current directors, including the Class I nominee proposed to be re-elected at the Annual Meeting.
There are no family relationships between any directors or executive officers of the Company.
Name(1)	Position with our Company	Age	Director Since
Charles K. Thompson	Chairman of the Board and Director	59	2017
Lawrence A. First	Director	59	2018
Michael Y. McGovern	Director	69	2017
David J. Nightingale(2)	Director	63	2021

(1)
John B. Griggs formerly served as a Class II director and resigned from the Board effective April 5, 2021.

(2)
David J. Nightingale was appointed to the Board effective April 6, 2021 and currently serves as a Class II director and as member of the Audit Committee and as Chairman of the Compensation and Nominating Committee.

Class I Director Nominated for Re-election at the 2021 Annual Meeting of Stockholders Whose Term, if Elected, Will Expire at the 2024 Annual Meeting of Stockholders
Michael Y. McGovern:   Mr. McGovern currently serves as Chairman of the Board and Interim Principal Executive Officer of Superior Energy Services, Inc., a worldwide provider of drilling, completion and production related services and equipment, a director for Cactus Wellhead, LLC, a manufacturer and servicer of pressure control equipment for offshore and onshore oil and gas production, and as a director of ION Geophysical, a global provider of acquisition equipment, software, planning and seismic processing services, and seismic data libraries to the oil and gas industry. Mr. McGovern has served previously as a director of various public and private companies operating in the oil and gas and energy industries, including Sherwood Energy, LLC (through September 2020), Fibrant LLC, a U.S unit of Fibrant BV (through June 2019), Probe Holding Inc. (2014-2017), Quicksilver Resources Inc. (2013-2016), Long Run Exploration Ltd. (2008-2013); and Columbia Chemical Company (2010-2011). Mr. McGovern holds a B.S. from Centenary College and attended the Freeman School of Business at Tulane University from 1973-1974 and the Loyola University New Orleans College of Law from 1979-1980.
Director Whose Term Expires at the 2022 Annual Meeting of Stockholders (Class II Director)
David J. Nightingale:   Mr. Nightingale has been the Chief Executive Officer of CIG Logistics since March 6, 2020. He previously served as the Executive Vice President, Wellsite Services of Select Energy Services, Inc. (“Select”) from November 2017 through March 29, 2019. Prior to Select’s merger with Rockwater Energy Solutions, Inc. (“Rockwater”) in November 2017, Mr. Nightingale served as the Executive Vice President and Chief Operating Officer of Rockwater from June 2015 through the merger date and, prior thereto, as Rockwater’s Senior Vice President, Fluids Management and Executive Vice President, Water Management. Prior to joining Rockwater, he served as the President of I.E. Miller Services Inc., a former subsidiary of Complete Production Services, Inc., in Houston, Texas. Mr. Nightingale worked at Complete Production Services for seven years in a variety of leadership roles, including running the company’s rig and heavy equipment moving division and a well servicing subsidiary in the Rocky Mountain region. Prior to that, he spent over 25 years in a number of engineering and operating management roles at several energy and midstream companies. Mr. Nightingale obtained his B.S. in Civil Engineering from Bradley University in Peoria, Illinois, and his M.B.A. from the University of Houston.
Directors Whose Term Expire at the 2023 Annual Meeting of Stockholders (Class III Directors)
Charles K. Thompson:   Mr. Thompson currently serves as our Chairman of the Board and through April 20, 2021 also served as our Chief Executive Officer. He served as our Interim Chief Executive Officer from March 2018 to November 2018. Mr. Thompson also is currently a Managing Partner of PinHigh Capital

Partners, a Houston-based family office affiliated investment partnership with a focus on private oil service and exploration and production (“E&P”) investments. Mr. Thompson currently serves as chairman of the board of directors of Pioneer Energy Services Corp., as well as a member of its Audit Committee and Compensation, Nominating and Governance Committee, and as a member of the boards of directors of KSW Oilfield Services, Wayfinder Resources, Invictus, Inc. and Sullivan Process Controls. Previously, Mr. Thompson spent two years at Nomura Securities building the oil and gas investment banking business, and from 2004 to 2014 he was an original partner of Legacy Partners Group, a boutique mergers and acquisitions firm based in New York that was sold to FBR Capital Markets in 2007. Mr. Thompson holds a B.A. in geology from Williams College and attended Columbia Business School.
Lawrence A. First:   Mr. First currently serves as the Chief Investment Officer and Managing Director of Ascribe Capital LLC (“Ascribe”). Mr. First joined Ascribe in 2008. Prior to joining Ascribe, Mr. First was a Managing Director and Co-Portfolio Manager in Merrill Lynch’s Principal Credit Group, a proprietary investing platform for the firm’s capital, where he was responsible for evaluating and managing assets in the team’s North American portfolio, including non-investment grade bank loans, stressed/distressed fixed income investments and public and private equity. Prior to joining Merrill Lynch in 2003, Mr. First was a senior partner in the Bankruptcy and Restructuring department of the law firm of Fried, Frank, Harris, Shriver & Jacobson LLP, where he began his legal career in 1987. At Fried Frank, he represented both debtors and creditors in both in-court and out-of-court restructurings as well as lenders to, investors in, and potential buyers and sellers of, financially troubled companies. Prior to his joining Fried Frank’s Bankruptcy and Restructuring department, he was a member of its Corporate Department, where he became a partner in 1994. On behalf of Ascribe, Mr. First has been a member of the boards of directors of the Company since May 2018, Basic Energy Services, Inc. since 2020, and Forbes Energy Services Ltd. since April 2017. He was a director on the board of Geokinetics Inc. from 2013 to 2018, Alion Science and Technology Corp. from August 2014 to August 2015, and EnviroSolutions Inc. from July 2010 to March 2018. Mr. First received a Bachelor of Arts in History and Sociology from Haverford College, and a Juris Doctor from New York University School of Law. He also attended the London School of Economics.
Corporate Governance Principles and Board Matters
We believe that effective corporate governance is critical to our long-term success and ability to create value for our stockholders. In connection with the emergence from our restructuring proceedings and subsequent listing on the NYSE American Stock Exchange (the “NYSE American”) in October 2017, the Board reviewed and updated, and from time to time as appropriate, the Board will continue to review and update, as appropriate or required, our corporate governance policies and practices, consistent with the provisions of the Sarbanes-Oxley Act of 2002, current and proposed rules of the United States Securities and Exchange Commission (“SEC”), and the corporate governance requirements of the NYSE American. Based upon its review, the Board has approved charters, policies, procedures and controls that we believe promote and enhance corporate governance, accountability and responsibility with respect to the Company, its management and employees, and a culture of honesty and integrity. Our corporate governance guidelines, code of business conduct and ethics, insider trading policy, communication policy, and the charters for each of our Board committees are available in the “Corporate Governance” section of our website at www.nuverra.com and are available free of charge upon request addressed to Corporate Secretary, Nuverra Environmental Solutions, Inc., 6720 N. Scottsdale Road, Suite 190, Scottsdale, AZ 85253.
Director Independence
We currently have four directors on our Board. Our Corporate Governance Guidelines and SEC rules require us to maintain a board of directors with at least a majority of independent directors. For a director to qualify as independent, the Board must affirmatively determine that the director has no material relationship with the Company, either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.
Each member of the Board must meet certain mandatory qualifications for membership on the Board, and the Board as a whole must meet the minimum independence requirements imposed by our Corporate Governance Guidelines, the SEC, and any other laws and regulations applicable to us. Each member of the

Board is required to promptly advise the Chairman of the Board and the Chairman of the Compensation and Nominating Committee of any matters which, at any time, may affect such member’s qualifications for membership under the criteria imposed by the SEC, any applicable exchange or market, any other laws and regulations or these guidelines, including, but not limited to, such member’s independence.
The Board has affirmatively determined that three of our four Board members (Mr. First, Mr. McGovern, and Mr. Nightingale) and all Board committee members are independent under all applicable rules governing independence. In reaching its determination, the Board reviewed the Company’s Corporate Governance Guidelines, SEC rules, NYSE American listing rules, and the individual circumstances of each director and determined that each of the directors identified as independent satisfied the applicable standards. The Board determined that Mr. Thompson does not currently satisfy the independence standards due to his service as Chief Executive Officer through April 20, 2021.
Executive Sessions
NYSE American listing rules require the Company’s non-management directors to meet, at least annually, in regularly scheduled executive sessions without management present. Our Corporate Governance Guidelines, which are discussed more fully below under “Corporate Governance Guidelines,” provide that our non-management directors will meet in executive session without management directors or management present on a regularly scheduled basis, but not less than quarterly. We revised our Corporate Governance Guidelines following our emergence from our restructuring proceedings and in connection with our listing on the NYSE American in October 2017. Our non-management directors held four executive sessions during fiscal 2020. The director to preside during an executive session is determined at the beginning of the meeting. In addition, our Audit Committee charter requires that the members of the Audit Committee meet with our independent auditors in executive session. The members of the Audit Committee held four executive sessions with our independent auditors during fiscal 2020.
Committees and Meeting Attendance
The Board has established a standing Audit Committee and a Compensation and Nominating Committee. Each of these Board committees operates under a written charter adopted by the Board. The Board committee charters are available in the “Corporate Governance” area of our website at www.nuverra.com. All committees consist of two persons, none of whom is employed by us and all of whom are independent under SEC rules and NYSE American listing rules. From time to time, the Board may create special committees to address specific matters such as financial or corporate transactions.
The Board and its Audit and Compensation and Nominating Committees meet periodically in person and via conference calls throughout the year, and also hold special meetings and act by written consent from time to time as appropriate. The Board held eleven regular or special meetings during 2020, and as noted above, the non-management members of the Board held four executive sessions. No director attended fewer than 75% of the meetings of the Board held in 2020 or 75% of the meetings held by Board committees on which such person served during 2020.
The following table sets forth the two standing committees of the Board, the members of such committee and the number of meetings held by each committee during 2020.
Director	Audit Committee(2)	Compensation and Nominating Committee(2)
John B. Griggs (former Director)(1)	Chair	X
Michael Y. McGovern	X	Chair
Charles K. Thompson
Lawrence A. First
Number of Meetings Held	4	2

(1)
Mr. Griggs resigned from the Board and all committees effective April 5, 2021.

(2)
Mr. Nightingale was appointed to the Board effective April 6, 2021 and currently serves as a member of the Audit Committee and as Chairman of the Compensation and Nominating Committee. Concurrently with Mr. Nightingale’s appointment, Mr. McGovern was appointed Chairman of the Audit Committee and continues as a member of the Compensation and Nominating Committee.
Policy Regarding Director Attendance at Annual Meetings of Stockholders
Directors are encouraged to attend our annual meetings of stockholders and we currently expect all of our directors to be in virtual attendance at the Annual Meeting to be held on June 28, 2021. Two of our directors virtually attended the 2020 annual meeting of stockholders held on December 18, 2020.
Audit Committee
The members of the Audit Committee during our 2020 fiscal year were Mr. Griggs (Chair) and Mr. McGovern, and the current members of our Audit Committee are Mr. McGovern (Chair) and Mr. Nightingale. All members of the Audit Committee met the independence requirements of the Company’s Corporate Governance Guidelines, the additional independence requirements of the SEC and NYSE American, and other applicable law during all of the 2020 fiscal year, and all current members meet all such independence requirements. The Audit Committee’s written charter can be found in the “Corporate Governance” section of our website at www.nuverra.com under the Investors tab. The Audit Committee oversees our accounting and financial reporting processes, internal control systems, independent auditor relationships and the audits of our financial statements. The Audit Committee’s responsibilities include the following:
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selecting and hiring of our independent registered public accounting firm;

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evaluating the qualifications, independence and performance of our independent registered public accounting firm;

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reviewing and approving the audit and non-audit services to be performed by our independent registered public accounting firm;

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reviewing the design, adequacy, implementation and effectiveness of our internal controls established for finance, accounting, legal compliance and ethics;

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reviewing the design, adequacy, implementation and effectiveness of our critical accounting and financial policies;

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overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

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reviewing with management and our independent registered public accounting firm the results of our annual and quarterly financial statements;

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reviewing with management and our independent registered public accounting firm any earnings announcements or other public announcements concerning our operating results;

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reviewing and approving any related party transactions (See “Certain Relationships and Related Party Transactions” herein for further discussion); and

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overseeing, discussing with our Board, management and our independent registered public accounting firm and, as necessary, making recommendations to our Board regarding how to address risks relating to accounting matters, financial reporting and legal and regulatory compliance and developments, and the services provided by our independent registered public accounting firm.

The Board has determined that each of Mr. Griggs, Mr. McGovern and Mr. Nightingale are financially literate and that each of Mr. Griggs and Mr. McGovern qualifies as an “audit committee financial expert” as defined under SEC rules and regulations. As noted above, each of Mr. Griggs, Mr. McGovern and Mr. Nightingale meets the applicable independence requirements.
Compensation and Nominating Committee
The members of the Compensation and Nominating Committee of the Board during our 2020 fiscal year were Mr. McGovern (Chair) and Mr. Griggs, and the current members of the Compensation and

Nominating Committee are Mr. Nightingale (Chair) and Mr. McGovern. All members of the Compensation and Nominating Committee met the independence requirements of the SEC, NYSE American, and independent non-employee directors within the meaning of Rule 16b-3 promulgated under the Exchange Act during all of the 2020 fiscal year, and all current members meet all such independence requirements. The Compensation and Nominating Committee’s written charter can be found in the “Corporate Governance” section of our website at www.nuverra.com under the Investors tab. The Compensation and Nominating Committee has responsibility for the review, evaluation and approval of executive compensation, including the compensation philosophy, policies and plans for our executive officers.
On behalf of the Board, the Compensation and Nominating Committee monitors and assists the Board in determining compensation for our senior management, directors and employees and identifying individuals qualified to become directors consistent with criteria established by the Board. The Compensation and Nominating Committee’s responsibilities include the following:
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setting performance goals for our officers and reviewing their performance against these goals;

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reviewing and recommending compensation and benefit plans for our officers and compensation policies for the Board and members of the Board committees;

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reviewing the terms of employment agreements and arrangements with our officers;

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reviewing and discussing with the Company’s management the section of this Proxy Statement entitled “Executive Compensation” and determining whether to recommend to the Board that such section be included in our Proxy Statement and in our annual report on Form 10-K;

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producing an annual report on executive compensation for inclusion in our Proxy Statement;

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overseeing, discussing with our Board and management, and, as necessary, making recommendations to the Board regarding how to address risks relating to employment, compensation and benefits policies. To assist it in satisfying these oversight responsibilities, the Compensation and Nominating Committee meets regularly with management to understand the financial, human resources and stockholder implications of compensation decisions being made;

•
evaluating the composition, size and governance of the Board and its committees and making recommendations regarding future planning and the appointment of directors to committees of our Board;

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administering a policy for considering nominees for election to the Board;

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overseeing our directors’ performance and self-evaluation process;

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reviewing our corporate governance principles and providing recommendations to the Board regarding possible changes; and

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overseeing, discussing with our Board and management and, as necessary, making recommendations to the Board regarding how to address risks relating to management and Board succession planning, ethics, corporate governance and business practices.

The Compensation and Nominating Committee oversees the design and administration of our director and executive compensation programs, with the objectives of providing compensation packages that are competitive within our industry and maintaining a balanced focus on both short and long-term performance goals.
The Board and the Compensation and Nominating Committee do not discuss or make decisions regarding an executive officer’s compensation in the presence of such executive officer. Except for consulting from time to time at the Compensation and Nominating Committee’s request with our Chairman, our executive officers, including the named executive officers (as defined below under “Executive Compensation”), do not have any role in determining the form or amount of compensation paid to our named executive officers. The Compensation and Nominating Committee may from time to time engage an independent compensation consultant for the provision of data and recommendations to the Compensation and Nominating Committee during its monitoring, evaluations and actions with regard to executive compensation. The Compensation and Nominating Committee did not engage an independent compensation consultant during fiscal 2020.

Selection of Board Nominees
Future director candidates will be evaluated by the Compensation and Nominating Committee in accordance with its charter and our Corporate Governance Guidelines. The Compensation and Nominating Committee’s consideration of a candidate for director will include assessment of the individual’s understanding of our business, the individual’s professional and educational background, skills and abilities and potential time commitment, and whether such characteristics are consistent with our Corporate Governance Guidelines and other criteria established by the Compensation and Nominating Committee from time to time. In addition, the Compensation and Nominating Committee will take into account diversity of background and experience that the individual will bring to the Board. In evaluating potential director candidates, the Compensation and Nominating Committee will consider a variety of factors, in addition to personal and professional integrity, including the following:
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experience in corporate management;

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experience with complex business organizations;

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experience as a board member or officer of another publicly held company;

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diversity of expertise, experience in substantive matters related to the Company’s business and professional experience as compared to existing members of our Board and other nominees; and

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practical and mature business judgment.

The Compensation and Nominating Committee may also adopt such procedures and criteria not inconsistent with our Corporate Governance Guidelines as it considers advisable for the assessment of director candidates. Other than the foregoing, there are no stated minimum criteria for director nominees. The Compensation and Nominating Committee does, however, recognize that each member of the Audit Committee must be financially literate, as such qualification is interpreted by the Board in its business judgment, at least one member of the Audit Committee should meet the criteria for an “audit committee financial expert” as defined by SEC rules, and that a majority of the members of the Board must meet the definition of “independent director” under applicable rules governing independence. Although we do not have a formal policy with regard to the consideration of diversity in identifying candidates for election to the Board, the Compensation and Nominating Committee recognizes the benefits associated with a diverse board, and intends to take diversity considerations into account when identifying candidates. The Compensation and Nominating Committee will utilize a broad conception of diversity, including diversity of professional experience, employment history, prior experience on other boards of directors, and more familiar diversity concepts such as race, gender and national origin. These factors, and others considered useful by the Compensation and Nominating Committee, will be reviewed in the context of an assessment of the perceived needs of the Board at a particular point in time. The priorities and emphasis of the Compensation and Nominating Committee and of the Board may change from time to time to take into account changes in business and other trends and the portfolio of skills and experience of current and prospective board members.
The Compensation and Nominating Committee also has responsibility for establishing procedures for the nomination process and recommending candidates for election to the Board. It is anticipated that consideration of new Board nominee candidates will involve a series of internal discussions, review of information concerning candidates, and interviews with selected candidates. Board members or employees typically suggest candidates for nomination to the Board. In 2020, we did not employ a search firm or pay fees to other third parties in connection with seeking or evaluating Board nominee candidates.
Stockholder Nominations
The Compensation and Nominating Committee will consider stockholder recommendations for candidates for the Board if the stockholder complies with the advance notice, information and consent provisions contained in our Bylaws. The Compensation and Nominating Committee will evaluate recommendations for director nominees submitted by directors, management or qualifying stockholders in the same manner. All directors and director nominees will be required to submit a completed directors’ and officers’ questionnaire as part of the nominating process. The process may also include interviews and additional background and reference checks for non-incumbent nominees, at the discretion of the Compensation and Nominating Committee.
To be in proper written form, our Bylaws provide that a stockholder’s notice to the Corporate Secretary must set forth as to each person whom the stockholder proposes to nominate as a director: (i) the name and record address of such stockholder, (ii) the class or series and number of shares of capital stock of the Company that are owned beneficially or of record by such stockholder, (iii) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) with respect to the nomination, including the nominee, (iv) any derivative positions with respect to shares of the Company’s capital stock held or beneficially held by or on behalf of such stockholder, the extent to which any hedging or other transaction or series of transactions has been entered into with respect to shares of the Company’s capital stock by or on behalf of such stockholder, and the extent to which any other agreement or understanding has been made, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of such stockholder with respect to shares of the Company’s capital stock, (v) a representation that such stockholder is a holder of record entitled to vote at the annual meeting and intends to appear in person or by proxy at the annual meeting to bring such nomination before the annual meeting, (vi) a representation whether the stockholder intends or is part of a group which intends (A) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Company’s outstanding capital stock required to elect the nominee and/or (B) otherwise to solicit proxies from stockholders in support of such nomination, and (vii) any other information relating to such stockholder required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder.
In addition, the stockholder’s notice to our Corporate Secretary with respect to persons that the stockholder proposes to directly nominate as a director must set forth (A) as to each individual whom the stockholder proposes to nominate, all information relating to the person that is required to be disclosed in solicitations of proxies for the election of directors or is otherwise required, pursuant to Regulation 14A (or any successor provisions) under the Securities Exchange Act of 1934, as amended (including their name, age, business address, residence address, principal occupation or employment, the number of shares beneficially owned by such candidate, and the written consent of the such person to be named in the proxy statement as a nominee and to serve as a director if elected), and (B) such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected.
There have been no material changes to these procedures since last disclosed by the Company.
Stockholder Communications with the Board
Stockholders may communicate with any of the Company’s directors, including the chair of any of the committees of the Board or the non-management directors as a group by writing to them c/o Corporate Secretary, Nuverra Environmental Solutions, Inc., 6720 N. Scottsdale Road, Suite 190, Scottsdale, Arizona 85253. Please specify to whom your correspondence should be directed. The Corporate Secretary will promptly forward all correspondence to the Board or any specific committee member, as indicated in the correspondence, except for junk mail, mass mailings, job inquiries, surveys, business solicitations or advertisements, or patently offensive or otherwise inappropriate material. The Company’s Corporate Secretary may forward certain correspondence, such as product-related or service-related inquiries, elsewhere within the Company for review and possible response.
Any interested party, including any employee, may make confidential, anonymous submissions regarding questionable accounting or auditing matters or internal accounting controls and may communicate directly with the Chairman by letter to the above address, marked for the attention of the Chairman. Any written communication regarding accounting, internal accounting controls or other financial matters are processed in accordance with procedures adopted by the Audit Committee.
Code of Business Conduct and Ethics
The Company has a Code of Business Conduct and Ethics that is applicable to all directors, officers and employees of the Company. The Code of Business Conduct and Ethics is available in the “Corporate

Governance” section of the Company’s website at www.nuverra.com under the Investors tab and a printed copy may also be obtained by any stockholder upon request directed to Nuverra Environmental Solutions, Inc., 6720 N. Scottsdale Road, Suite 190, Scottsdale, Arizona 85253, Attention: Corporate Secretary. The Company intends to post amendments to or waivers, if any, from its Code of Business Conduct and Ethics (to the extent applicable to the Company’s directors or its principal executive officer, principal financial officer, or principal accounting officer) at this location on its website. Among other matters, our Code of Business Conduct and Ethics is designed to promote:
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honest and ethical conduct;

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avoidance of conflicts of interest;

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full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the SEC and in our other public communications;

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compliance with applicable governmental laws and regulations and stock exchange rules;

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prompt internal reporting of violations of the Code of Business Conduct and Ethics to an appropriate person or persons identified in the code; and

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accountability for adherence to the Code of Business Conduct and Ethics.

Corporate Governance Guidelines
The Company has adopted Corporate Governance Guidelines that we believe reflect the Board’s commitment to a system of governance that enhances corporate responsibility and accountability. The Compensation and Nominating Committee is responsible for implementing the guidelines and making recommendations to the Board concerning corporate governance matters. The guidelines are available in the “Corporate Governance” section of our website at www.nuverra.com under the Investors tab. We will also furnish copies of the guidelines to any person who requests them. Requests for copies should be directed to Nuverra Environmental Solutions, Inc., 6720 N. Scottsdale Road, Suite 190, Scottsdale, Arizona 85253, Attention: Corporate Secretary.
Among other matters, the Corporate Governance Guidelines include the following:
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The Board will be made up of a majority of independent directors who, at a minimum, meet the criteria for independence required by NYSE American listing rules, the requirements of the SEC, and any additional requirements the Board deems appropriate.

•
Non-management directors will meet in executive session without management present on a regularly scheduled basis, but not less frequently than quarterly. In the event that the non-management directors include directors that are not independent under the NYSE American listing rules, the independent directors should schedule an executive session at least once a year.

•
The Board and its committees each conduct an annual self-evaluation.

•
Directors are expected to regularly attend all meetings of the Board and of the committees of which they are members.

•
To effectively discharge their oversight duties, directors have full and free access to our officers and employees.

Hedging, Trading on Margin and Short Sales Policies
We have adopted an insider trading policy, which prohibits any director, officer, or other insider in possession of material, nonpublic information from entering into hedging or monetization transactions or similar arrangements with respect to Company securities. Our insider trading policy is available in the “Corporate Governance” section of our website at www.nuverra.com under the Investors tab. The policy also prohibits our employees and directors, regardless of whether or not they are aware of material, nonpublic information about the Company, from engaging in short sales of the Company’s securities.

Board Leadership Structure and Role in Risk Management
Our Corporate Governance Guidelines provide that the Board may select our Chief Executive Officer as Chairman or appoint a Chairman who does not also serve as Chief Executive Officer. In determining the appropriate leadership structure, the Board considers many factors, including the specific needs of the business, fulfilling the duties of the Board, and the best interests of the Company’s stockholders.
The Board believes Mr. Thompson’s service in a combined role as Chairman and Chief Executive Officer was beneficial for the Company by providing unified direction and leadership. The Board nevertheless made the determination in early 2021 to separate the roles, with Mr. Thompson serving as Chairman and Mr. Bond serving as Chief Executive Officer, in order to allow each of Mr. Thompson and Mr. Bond to focus on the duties and responsibilities specific to his particular position. The Board believes this separation of roles will position the Company to operate effectively in an increasingly challenging and highly competitive business environment while providing an appropriate level of oversight and management accountability. The Board also believes that its structure facilitates independent oversight and management accountability through regular executive sessions of the non-management directors, as mandated by the Company’s Corporate Governance Guidelines, and through a Board composed of a majority of independent directors.
In the normal course of its business, the Company is exposed to a variety of risks, including operational risks such as long-term changes in commodity prices affecting its customer base or causing shifts in its customers’ operations, governmental policy decisions, and increasing competition from renewable sources of power generation, legislative and regulatory risks, including those related to climate change and air emissions, and general economic, credit and investment risks. Additional risks are disclosed in our filings with the SEC, including our Form 10-K for the fiscal year ended December 31, 2020. The Board is actively involved in oversight of risks that could affect the Company with an emphasis on understanding the key enterprise risks affecting the Company’s business. In addition, the Board monitors the ways in which the Company attempts to prudently mitigate risks, to the extent reasonably practicable and consistent with the Company’s long-term strategies. This oversight is conducted primarily through committees of the Board, as set forth in the descriptions of each of the committees above, but the full Board has retained responsibility for general oversight of risks. The Board satisfies this responsibility through periodic reports by each committee chair regarding the committee’s considerations and actions, as well as through periodic reports directly from key operating, finance and legal officers responsible for oversight of particular risks within the Company. The Board also receives periodic updates during the year on particular matters relating to risks and risk controls that management believes need to be brought to its attention.
Audit Committee Report
The Audit Committee is comprised of two non-employee directors, Mr. McGovern (Chair) and Mr. Nightingale, and operates under a written charter, adopted by the Board, which is posted on the “Corporate Governance” section of the Company’s website at www.nuverra.com under the Investors tab. We believe the charter is in compliance with SEC regulations and NYSE American rules.
The primary purposes of the Audit Committee are to assist the Board in fulfilling its responsibility to oversee (i) the integrity of the financial statements of the Company, (ii) the Company’s compliance with legal and regulatory requirements, (iii) the Company’s independent registered public accounting firm’s qualifications and independence, and (iv) the performance of the Company’s independent registered public accounting firm and internal audit function. The independent registered public accounting firm reports directly to the Audit Committee.
Management has the primary responsibility for the preparation of the Company’s financial statements and the internal financial controls and reporting process. The Company’s management has represented to the Audit Committee that the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2020 were prepared in accordance with generally accepted accounting principles in the United States. The Company’s independent registered public accounting firm is responsible for auditing these Consolidated Financial Statements. In the performance of its oversight function, the Audit Committee reviewed and discussed the audited Consolidated Financial Statements with management and the independent registered public accounting firm. The Audit Committee discussed with management the critical accounting policies and estimates applied by the Company in the preparation of its Consolidated Financial Statements. The Audit Committee also discussed with the Company’s management the process for certifications by the principal executive officer and principal financial officer with respect to such financial statements as well as management’s assessment of internal control over financial reporting as of December 31, 2020. The Audit Committee discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol.1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.
In addition, the Audit Committee received from the independent registered public accounting firm the written disclosures and letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm’s communication with the Audit Committee concerning independence and discussed with such firm its independence. The Audit Committee also evaluated whether the independent registered public accounting firm’s provision of tax services to the Company was compatible with the registered public accounting firm’s independence and determined it was compatible, due to the fact that the independent registered public accounting firm did not provide tax services to the Company in 2020.
In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board, and the Board approved, that the audited Consolidated Financial Statements be included in Nuverra Environmental Solutions, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2020 for filing with the SEC.
The Audit Committee has selected Moss Adams, LLP (“Moss Adams”) as the Company’s independent registered public accounting firm for the year ending December 31, 2021, and has asked the stockholders to ratify the selection.
/s/ Michael Y. McGovern (Chair)
/s/ David J. Nightingale
The Report of the Audit Committee does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates the Report of the Audit Committee by reference therein.
Independent Registered Public Accounting Firm’s Fees and Services
The following is a summary of the independent registered public accounting fees billed to us for professional services rendered by Moss Adams for the fiscal years ended December 31, 2020 and 2019.
Fee Category	2020	2019
Audit Fees	$252,410	$270,315
Audit Related Fees	15,200	—
Tax Fees	—	—
All Other Fees	—	—
Total Fees	$267,610	$270,315
Audit fees consist of fees billed for each of 2020 and 2019 for professional services rendered in connection with the audit of our annual Consolidated Financial Statements and reviews of our interim Consolidated Financial Statements included in our periodic reports. All of Moss Adams’ services in auditing the Company’s financial statements for the fiscal year ended December 31, 2020 were performed by full-time permanent employees of Moss Adams.
Audit related fees consist of fees that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the caption “Audit Fees.”
Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm
The Audit Committee has, by resolution, adopted policies and procedures regarding the pre-approval of the performance by the independent registered public accounting firm of audit and non-audit services.

The independent registered public accounting firm may not perform any service unless the approval of the Audit Committee is obtained prior to the performance of the services, except as may otherwise be provided by law or regulation. All services described above were pre-approved by the Audit Committee in accordance with this policy.

PROPOSAL 2 — ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION
Background
In accordance with requirements of Section 14A of the Securities Exchange Act, as amended, and the related rules of the SEC, we are providing our stockholders with the opportunity to cast a non-binding, advisory vote to approve the compensation of our named executive officers as disclosed pursuant to the SEC’s executive compensation disclosure rules and set forth in this Proxy Statement (including the “Executive Compensation” section, compensation tables and narratives accompanying those tables).
Our executive compensation programs are designed and regularly reviewed by the Compensation and Nominating Committee of the Board, which consists entirely of independent directors. As described more fully under “Executive Compensation” later in this Proxy Statement, our executive compensation programs are designed to achieve the following objectives:
•
provide a competitive total compensation package sufficient to attract, motivate and retain high caliber executives who will deliver long-term stockholder value;

•
support and recognize attainment of our tactical and strategic goals;

•
maintain an appropriate balance between fixed and variable compensation, and long-term and short-term incentives, with recognition of our senior executives’ responsibility for the Company’s overall performance and market value; and

•
ensure internal alignment of executive activities and actions with Company financial and operating objectives, without undue risk.

We request stockholder approval of the compensation of our named executive officers as disclosed pursuant to the SEC’s executive compensation disclosure rules and set forth in this Proxy Statement (including the “Executive Compensation” section, compensation tables and narratives accompanying those tables).
As an advisory vote, this Proposal is not binding upon the Company. However, the Compensation and Nominating Committee of the Board, which is responsible for designing and administering our executive compensation programs, values the opinions expressed by stockholders in their vote on this Proposal, and will consider the outcome of the vote when making future compensation decisions for named executive officers.
Vote Required and Board Recommendation
The affirmative vote of a majority of the shares of common stock present and entitled to vote at the Annual Meeting is required to approve Proposal No. 2. Abstentions and broker non-votes will be counted as present for purposes of determining whether a quorum is present. Abstentions will have the same effect as an “against” vote, but broker non-votes will not have any effect on the outcome of this Proposal.
THE BOARD RECOMMENDS A VOTE “FOR” PROPOSAL NO. 2.

Executive Officers
The Company’s executive officers are appointed by the Board and serve at the discretion of the Board. Set forth below are the names and certain biographical information regarding the Company’s executive officers as of May 3, 2021.
Name	Position with our Company	Age	Executive Officer Since
Charles K. Thompson(1)	Chairman of the Board and Director	59	2018
Patrick L. Bond	Chief Executive Officer	62	2021
Robert Y. Fox	President and Chief Operating Officer	59	2018
Eric Bauer	Executive Vice President and Interim Chief Financial Officer	40	2020
Joseph M. Crabb	Executive Vice President, Chief Legal Officer and Corporate Secretary	53	2014

(1)
See “Proposal 1-Election of Directors-Information Regarding Directors and Nominees” for biographical information regarding Mr. Thompson.

Patrick L. Bond, Chief Executive Officer
On April 21, 2021, the Company announced the appointment of Patrick L. Bond to succeed Mr. Thompson as the Chief Executive Officer of the Company. Mr. Bond has over 35 years’ experience in the energy business in various sales, management and executive roles with companies such as Halliburton Company, Weatherford International plc, Schlumberger Limited and Gravity Oilfield Services, Inc. Throughout his career, Mr. Bond has led companies through all aspects of business life including expansion and contraction, mergers and acquisitions, raising capital and restructuring. Prior to joining the Company on April 21, 2021, Mr. Bond served as President and Chief Operating Officer of Power On Demand, LLC, from March 2020 to April 2021 and as Chief Operating Officer — Energy Investments of Joy Holdings, Ltd. from October 2018 to March 2021. Prior thereto, Mr. Bond was Co-Chief Executive Officer of Gravity Oilfield Services, Inc. from January 2017 to October 2018 and President and Chief Operating Officer of Light Tower Rentals Inc. from June 2012 to January 2017. Mr. Bond serves on the boards of directors of Power On Demand, LLC and the Permian Basin Petroleum Association (PBPA) and also is an advisory board member of Downhole Chemical Solutions, LLC and the Petroleum Equipment and Services Association (PESA). Mr. Bond is a graduate of The University of Texas with a B.S. in Petroleum Engineering.
Robert Y. Fox, President and Chief Operating Officer
Mr. Fox serves as the Company’s President and Chief Operating Officer. Mr. Fox has over 25 years of senior management experience in the transportation and logistics businesses. Prior to joining the Company on June 18, 2018, Mr. Fox served in various senior executive positions with Comcar Industries, Inc. from 2001 to June 2018, including as Executive Vice President, Chief Operating Officer and Chief Financial Officer. Mr. Fox also previously held senior management positions with Rocor International, Builder’s Transport, Inc. and Burlington Northern Motor Holdings, Inc. Mr. Fox is a graduate of the University of Texas at Arlington, with a B.B.A. in accounting and he is a Certified Public Accountant.
Eric Bauer, Executive Vice President and Interim Chief Financial Officer
Mr. Bauer joined the Company on April 3, 2020, and serves as the Company’s Executive Vice President and Interim Chief Financial Officer. Mr. Bauer has over seventeen years of experience in corporate finance and investment banking, working primarily on merger and acquisition advisory, equity underwriting, and debt underwriting across all sectors of the energy industry. Mr. Bauer was most recently a Managing Director at Evercore in the Energy Corporate Advisory Business focused on mergers and acquisitions. Mr. Bauer has previously worked for both Lehman Brothers and Citi in their Global Energy Groups and worked at Avista Capital Partners focused on private equity investing in the energy industry. Mr. Bauer graduated from Southern Methodist University, where he received a B.B.A. in Finance and a B.A. in History.

Joseph M. Crabb, Executive Vice President, Chief Legal Officer and Corporate Secretary
Mr. Crabb serves as the Company’s Executive Vice President, Chief Legal Officer and Corporate Secretary. He has served in his present position since joining the Company in 2014. Prior to joining the Company, Mr. Crabb was in private practice with the law firm now known as Squire Patton Boggs (US) LLP, where he was a partner in the corporate practice group in the firm’s Phoenix office. Mr. Crabb received his B.A. degree in History and his J.D. degree from the University of Iowa.
Executive Compensation
Introduction
We are currently considered a smaller reporting company for purposes of the SEC’s executive compensation disclosure rules. In accordance with such rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year-End Table, as well as limited narrative disclosures. Our disclosure includes the individual serving as our Principal Executive Officer during the 2020 fiscal year (Mr. Thompson) and our two next most highly compensated executive officers (Mr. Fox and Mr. Crabb). We refer to the aforementioned individuals throughout this section as the “named executive officers” or “NEOs” and their names, titles and positions as of December 31, 2020 were as follows:
Name	Title
Charles K. Thompson	Chairman, Chief Executive Officer and Director(1)
Robert Y. Fox	President and Chief Operating Officer
Joseph M. Crabb	Executive Vice President, Chief Legal Officer and Corporate Secretary

(1)
On April 21, 2021, the Company announced the appointment of Patrick L. Bond to succeed Mr. Thompson as the Chief Executive Officer of the Company, effective as of the announcement date, with Mr. Thompson continuing to serve as Chairman of the Board and as a Director.

Overview of Executive Compensation
The overarching objective of our executive compensation program is to attract, motivate and retain executives who will deliver short and long-term stockholder value through the use of competitive compensation programs with strong links to Company and individual performance. Nuverra seeks to achieve this objective by providing a market-competitive compensation program that consists of base salary, short-term incentives and longer-term incentives.
The Company continues its focus on attracting and retaining qualified senior executives while also emphasizing pay-for-performance alignment, by basing a significant portion of target total direct compensation on short-term and long-term incentive pay. Short-term and long-term incentives align executives with stockholder interests by basing the potential receipt of incentives on successful achievement of Company business objectives, including defined financial performance targets, which are intended to drive stockholder value.
Incentive-pay structures provide for maximum payouts in instances when Company performance both exceeds internal expectations and results in positive returns for stockholders relative to our industry peers. Furthermore, we align financial interests of our executives with those of our stockholders through emphasis on long-term incentives and encouragement of equity ownership.
We seek to deliver pay-for-performance while meeting the following objectives:
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Attract, motivate and retain highly qualified executives;

•
Establish challenging but realistic performance objectives, balanced between short-term and long-term measurable results;

•
Provide a substantial portion of executive compensation in the form of variable (versus fixed) pay, with a significant portion of variable compensation in the form of possible incentive and equity payouts; and

•
Ensure internal alignment of executive activities and actions with Company financial performance and operating objectives, without undue risk.

In connection with a company-wide cost reduction initiative implemented by the Company in the second quarter of 2020, certain members of the Company’s executive management team have agreed to voluntarily reduce their 2020 base salaries. Mr. Thompson, Chairman and Chief Executive Officer, voluntarily reduced his base salary by 25% and Mr. Fox, President and Chief Operating Officer, voluntarily reduced his base salary by 20%. Each of the foregoing salary reductions were effective as of April 6, 2020.
Components of Named Executive Officer Compensation
The Compensation and Nominating Committee is committed to a strong, positive link between our compensation practices and our Company’s short- and long-term objectives. The executive compensation program for our named executive officers is comprised of the following components: base salary, short-term incentive awards, long-term incentive awards, health and welfare benefits, retirement benefits, and post-employment agreements.
Base Salary
Base salary is a fixed component of compensation for our executives. We establish base salary levels which are competitive with companies of comparable revenue and size and which enable us to attract and retain top executive talent. Annual merit increases for named executive officers are not automatic or guaranteed. Merit increases for named executive officers other than the Chairman and Chief Executive Officer are based on the Chairman and Chief Executive Officer’s evaluation of each named executive officer’s performance, competitive positioning, as well as the Company’s performance and outlook for the upcoming fiscal year. It is the responsibility of the Compensation and Nominating Committee to review the performance of the Chairman and Chief Executive Officer and recommend an annual merit increase, if warranted.
The following table shows the annual base salaries of our executive officers as of December 31, 2020 and December 31, 2019.
		Base Salary as of December 31,
Name	Title	2020	2019
Charles K. Thompson	Chairman, Chief Executive Officer and Director	$450,000	$600,000
Robert Y. Fox	President and Chief Operating Officer	$340,000	$425,000
Joseph M. Crabb	Executive Vice President, Chief Legal Officer and Corporate Secretary	$400,000	$400,000
In connection with certain cost reduction initiatives implemented by the Company in the second quarter of 2020, Mr. Thompson agreed to voluntarily reduce his annual base salary by 25% and Mr. Fox agreed to voluntarily reduce his annual base salary by 20%, each effective as of April 6, 2020. In February 2021, the Company implemented a partial restoration of the salary reductions that were implemented in the second quarter of 2020, which impacted employees across the Company, and in connection with this partial restoration Mr. Fox’s annual base salary was increased to $362,640.
Short-Term Cash Incentive Awards
2020 Bonus Plan
For fiscal 2020, the Board determined that any awards to Mr. Thompson, Mr. Fox or Mr. Crabb under the senior executive bonus plan would be discretionary. Following conclusion of the 2020 fiscal year, the Board made the decision that no bonuses would be awarded under the senior executive bonus plan for fiscal year 2020. In making this determination, the Board considered a variety of factors that it deemed relevant, including but not limited to individual and company performance, the Company’s annual financial results and liquidity position, and market and industry conditions generally.

No outstanding employment agreement for our named executive officers currently provides for an annual bonus in a guaranteed amount.
2021 Bonus Plan
For fiscal 2021, the senior executive bonus plan will again provide for discretionary awards only, to be determined by the Board, based on such factors as it may deem appropriate. Such factors may include, but are not limited to, individual and company performance, the Company’s annual financial results and liquidity position, market and industry conditions generally, and such additional factors as may in the Board’s judgment be relevant under the circumstances.
Long-Term Equity Incentive Awards
Each of our NEOs is eligible to receive equity compensation, which can consist of a mix of stock options, restricted stock, and restricted stock units, to encourage a focus on long-term stockholder value and to foster long-term retention.
2019 Equity Grants
In connection with Mr. Fox’s appointment as President and Chief Operating Officer on June 18, 2018, he was entitled to receive an initial grant of restricted stock units under the 2017 Long Term Incentive Plan (the “MIP”) with a target grant date value of $1,250,000 (the “Initial Award”). The Initial Award is comprised of one-half time-based restricted stock units (“TRSUs”) that vest in one-third increments. The first one-third of the TRSUs granted to Mr. Fox vested on the grant date or, March 5, 2019, the second one-third vested on December 31, 2019, and the third one-third vested on December 31, 2020. The other half of the Initial Award consisted of performance-based restricted stock units (“PRSUs”) that partially vested based on certain specified 2019 partial-year and full-year performance measurements.
On April 5, 2019, Mr. Thompson received a grant of 11,338 restricted stock units with a target grant date fair value of $100,000 in connection with the final tranche of equity awards issued for his service as Interim Chief Executive Officer. The awards were issued under the MIP, and vested on the date of grant.
2020 Equity Grants
On December 16, 2020, the Company granted TRSUs to its executive officers under the MIP, consisting of 86,076 shares to Mr. Thompson, 84,388 shares to Mr. Fox, and 42,194 shares to Mr. Crabb. The Company also agreed to issue 65,823 additional TRSUs to Mr. Thompson on or before June 30, 2021. The TRSUs granted and to be granted to Mr. Thompson are scheduled to vest on December 31, 2021, and the TRSUs granted to Mr. Fox and Mr. Crabb are scheduled to vest one-half on December 31, 2021 and one-half on December 31, 2022. All TRSUs are subject to potential accelerated vesting in the event the executive’s employment is terminated without “Cause” or with “Good Reason” prior to scheduled vesting, as such terms are defined in the applicable executive’s employment agreement, which are discussed in more detail in the “Potential Payments upon Termination or Change-in-Control” section herein.
Health, Welfare, and Retirement Plans
We offer all eligible employees, including the named executive officers, a health and welfare benefits package which includes coverage for medical, dental, vision, disability, life, accidental death and dismemberment, and employee assistance. The named executive officers participate in these benefit arrangements on the same basis as all eligible employees.
We maintain a defined contribution plan, intended to qualify under Section 401(k) of the Internal Revenue Code, which is available to all employees, including our named executive officers, to assist them in saving for retirement. Under this plan, a participant may contribute a percentage of their salary on a pre-tax basis up to the IRS maximum through payroll deductions. The plan permits catchup contributions on a pre-tax basis for employees at least 50 years old up to the IRS maximum, and Roth deferrals on a post-tax basis. Effective April 1, 2017, the Company reinstated a discretionary matching contribution under the plan, pursuant to which the Company made a cash matching contribution in an amount equal to 100% of the first 3% of base salary contributed, and 50% of the next 2% of base salary contributed, by participating employees. The discretionary matching contribution was suspended in the second quarter of 2020 as part of the Company’s cost reduction initiatives.
Severance and Transition Arrangements and Change-in-Control Payments
We have entered into employment agreements with Mr. Thompson, Mr. Fox and Mr. Crabb that contain provisions that provide for certain severance and change-in-control benefits, which are discussed in more detail in the “Executive Employment Agreements” and “Potential Payments upon Termination or Change-in-Control” sections herein. We believe these employment agreements provide severance and change-in-control protection in a manner consistent and competitive with common practice in the marketplace.
Our outlook with respect to these change-in-control provisions is that they are appropriate because they make it easier for the executive to focus on the best interests of our Company and stockholders rather than the personal implications in the event our Company faces the possibility of a change-in-control. These provisions were designed to:
•
Be consistent and competitive with current market practices;

•
Afford reasonable protection without creating any undue windfall;

•
Enhance the Company’s ability to retain key employees during critical but uncertain times; and

•
Enhance an acquirer’s potential interest in retaining key executives.

Severance payments are only made under the employment agreements if the named executive officer executes a full general release of claims in favor of the Company. We believe that these severance and change-in-control payment provisions in our executive employment agreements are necessary for us to provide competitive compensation and benefits within our industry. They encourage our named executive officers to remain in our employ, while also protecting the interests of the Company and its stockholders in certain circumstances of a key executive’s separation from employment.
Summary Compensation Table
The following table summarizes the compensation during the last two fiscal years (as applicable) to the Company’s named executive officers.
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	All Other Compensation ($)(3)	Total ($)
Charles K. Thompson	2020	462,039	—	197,114	7,154	666,307
Chairman, Chief Executive Officer and	2019	600,000	—	97,393	11,200	708,593
Director
Robert Y. Fox	2020	364,283	—	193,249	5,100	562,632
President and Chief Operating Officer	2019	425,000	—	1,300,087(2)	6,787	1,731,874
Joseph M. Crabb	2020	402,198	—	96,624	4,923	503,745
Executive Vice President, Chief Legal	2019	400,000	—	—	11,200	411,200
Officer and Corporate Secretary

(1)
The amounts reported in this column represent the aggregate grant date fair value of awards of restricted stock or restricted stock units granted to the named executive officers in each covered fiscal year and do not reflect whether the recipient has actually realized a financial benefit from the award. The assumptions used in the calculations of these amounts are included in Note 18 in the Notes to the Consolidated Financial Statements to the Company’s Form 10-K filed on March 16, 2021.

(2)
As disclosed in the Current Report on Form 8-K filed by the Company on June 21, 2018, Mr. Fox received certain equity grants in March 2019, consisting of TRSUs and PRSUs for an aggregate of up to 119,275 shares, subject to the satisfaction of applicable vesting criteria. See Long-Term Equity Incentive Awards section for additional discussion of these awards.
(3)
The amounts reported in this column for fiscal 2019 and 2020 consist entirely of 401(k) Plan matching contributions, which were suspended in the second quarter of 2020.

Outstanding Equity Awards at 2020 Fiscal Year End
The following table discloses certain information regarding all outstanding equity awards held by each of our named executive officers as of December 31, 2020. All of these awards were granted under our MIP. Some values contained in the table below have not been, and may never be, realized.
		Option Awards			Stock Awards
Name	Award Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)(1)
Charles K. Thompson	12/16/2020	—	—	—	86,076(2)	197,114
Robert Y. Fox	12/16/2020	—	—	—	84,388(3)	193,249
Joseph M. Crabb	12/16/2020	—	—	—	42,194(3)	96,624

(1)
The market value of shares of restricted stock unit awards that have not vested is calculated based on the closing trading price of our common stock of $2.29 as reported on the NYSE American on December 31, 2020.

(2)
Represents a TRSU award, which assuming continued employment with the Company, will vest on December 31, 2021.

(3)
Represents a TRSU award, which assuming continued employment with the Company, will vest one-half on December 31, 2021 and one-half on December 31, 2022.

Executive Employment Agreements
Thompson Employment Agreement.   On March 2, 2018, the Board appointed Mr. Thompson, who at that time was serving as a non-employee member of the Company’s Board, to serve as Chairman of the Board and Interim Chief Executive Officer.
On November 19, 2018, Mr. Thompson was appointed as non-interim Chief Executive Officer, and in connection with such appointment, the Company entered into an Employment Agreement with Mr. Thompson (as amended, the “Thompson Employment Agreement”). Pursuant to the Thompson Employment Agreement, Mr. Thompson serves as the Chief Executive Officer of the Company for a term ending on the earlier of (i) a termination of Mr. Thompson’s employment pursuant to the Thompson Employment Agreement and (ii) December 31, 2021. Under the Thompson Employment Agreement, Mr. Thompson is paid an annual base salary of $600,000 (which was voluntary reduced to $450,000 in connection with the Company’s cost-reduction initiatives in the second quarter of 2020), subject to review annually by the Board or its Compensation and Nominating Committee to determine whether the annual base salary should be increased and, if so, in what amount. In addition, Mr. Thompson receives insurance benefits and is entitled to participate in any of the Company’s current or future incentive compensation plans. Mr. Thompson also received grants under the Company’s MIP of 210,000 TRSUs which vested on December 31, 2020 and 86,076 TRSUs which are scheduled to vest on December 31, 2021, subject to potential accelerated vesting upon the termination of Mr. Thompson’s employment by the Company without Cause (as defined in the Thompson Employment Agreement) or voluntary termination by Mr. Thompson for Good Reason (as defined in the Thompson Employment Agreement).
In the event Mr. Thompson is terminated for Cause or voluntarily terminates his employment without Good Reason he shall be entitled to payment of accrued and unpaid base salary and reimbursement for expenses incurred through the last day of his employment. In the event Mr. Thompson is terminated without

Cause or terminates his employment for Good Reason, Mr. Thompson shall be entitled to (i) payment of accrued and unpaid base salary, unused vacation, and reimbursement for expenses incurred through the last day of his employment, (ii) a lump sum severance pay amount equal to the sum of 18 months base salary (increasing by an additional one-half month for each calendar month elapsed starting January 1, 2021, up to a maximum of 24 months) in effect immediately prior to the date of termination and 18 months of the Company’s COBRA premiums (increasing by an additional one-half month for each calendar month elapsed starting January 1, 2021, up to a maximum of 24 months) as in effect on the date of termination, (iii) a lump sum amount equal to at least 100% of any bonus or bonuses attributable to the fiscal year during which the termination occurs based on actual performance results through the full fiscal year, (iv) acceleration in full of the vesting and/or exercisability of all non-performance based equity awards outstanding, and (v) to the extent not previously issued, the issuance of 65,823 TRSUs which shall fully vest no later than the last day of his employment. For purposes of the foregoing calculations set forth in clause (ii) of this paragraph, Mr. Thompson’s annual base salary will be deemed to be the greater of $600,000 per year (which was his actual base salary immediately prior to the voluntary salary reduction in the second quarter of 2020) or his actual base salary at the time of determination.
During and after termination of the Thompson Employment Agreement, Mr. Thompson is obligated to maintain the confidentiality of the Company’s confidential information. In addition, he agrees to certain non-competition and non-solicitation covenants for a one-year period following any termination of his employment.
Fox Employment Agreement.   On June 18, 2018, the Company appointed Mr. Fox as the Company’s President and Chief Operating Officer. In connection with Mr. Fox’s appointment, he entered into an Employment Agreement with the Company (as amended, the “Fox Employment Agreement”). Pursuant to the Fox Employment Agreement, Mr. Fox serves as the President and Chief Operating Officer of the Company for a three year term, with such term to be automatically extended for successive one-year periods thereafter, unless either the Company or Mr. Fox provide at least three months prior written notice of termination pursuant to the terms of the Fox Employment Agreement. For Mr. Fox’s services, he is paid an annual base salary of $425,000, (which was voluntary reduced to $340,000 in connection with the Company’s cost-reduction initiatives in the second quarter of 2020), subject to annual review by the Board or its Compensation and Nominating Committee to determine whether the annual base salary should be increased and, if so, in what amount. Mr. Fox receives insurance benefits and is entitled to participate in any of the Company’s current or future incentive compensation plans.
In the event Mr. Fox is terminated for Cause (as defined in the Fox Employment Agreement) or voluntarily terminates his employment without Good Reason (as defined in the Fox Employment Agreement) he shall be entitled to payment of accrued and unpaid base salary, unused vacation, and reimbursement for expenses incurred through the last day of his employment. In the event Mr. Fox is terminated without Cause or terminates his employment for Good Reason, in each case that occurs without connection to a Change of Control (as defined in the Fox Employment Agreement), Mr. Fox shall be entitled to (i) payment of accrued and unpaid base salary, unused vacation, and reimbursement for expenses incurred through the last day of his employment, (ii) a lump sum severance pay amount equal to the sum of 12 months base salary in effect immediately prior to the date of termination and 12 months of the Company’s COBRA premiums in effect on the date of termination, (iii) a lump sum amount equal to at least 100% of the bonus or bonuses attributable to the fiscal year during which the termination occurs based on actual performance results through the full fiscal year, and (iv) acceleration in full of the vesting and/or exercisability of all time-based equity awards outstanding and a pro rata portion of any performance-based equity awards outstanding (which will continue to be subject to applicable vesting criteria). For purposes of the foregoing calculations set forth in clause (ii) of this paragraph, Mr. Fox’s annual base salary will be deemed to be the greater of $425,000 per year (which was his actual base salary immediately prior to the voluntary salary reduction in the second quarter of 2020) or his actual base salary at the time of determination.
In the event Mr. Fox is terminated without Cause or terminates his employment for Good Reason, either of which occurs within 12 months after a Change of Control, or if Mr. Fox is terminated by the Company without Cause within 6 months prior to a Change of Control if such termination was in contemplation of such Change of Control, he shall be entitled to the payment described above with the following revisions: (i) Mr. Fox will receive an additional lump sum severance payment equal to the sum of

12 months base salary in effect immediately prior to the date of termination and 12 months of the Company’s COBRA premiums in effect on the date of termination, (ii) in lieu of the lump sum bonus amount described above, he will receive a lump sum payment equal to 100% of all bonuses attributable to the fiscal year during which the termination occurs at target, and (iii) acceleration in full of a pro rata portion of all performance-based equity awards without regard to applicable performance targets (in addition to acceleration of any time-based equity awards). For purposes of the foregoing calculations set forth in clause (i) of this paragraph, Mr. Fox’s annual base salary will be deemed to be the greater of $425,000 per year (which was his actual base salary immediately prior to the voluntary salary reduction in the second quarter of 2020) or his actual base salary at the time of determination.
During and after termination of the Fox Employment Agreement, Mr. Fox is obligated to maintain the Company’s confidential information in confidence. In addition, he agreed to certain non-competition and non-solicitation covenants for a one-year period following any termination of his employment.
Crabb Employment Agreement.   On August 7, 2017, the Company entered into an amended and restated employment agreement with Mr. Crabb (the “Crabb Employment Agreement”). Pursuant to the Crabb Employment Agreement, Mr. Crabb serves as the Executive Vice President and Chief Legal Officer of the Company for a three year term, with such term to be automatically extended for successive one-year periods thereafter, unless either the Company or Mr. Crabb provide at least three months prior written notice of termination pursuant to the terms of the Crabb Employment Agreement. For Mr. Crabb’s services, he is paid an annual base salary of $400,000, which is reviewed annually by the Board or its Compensation and Nominating Committee to determine whether the annual base salary should be increased and, if so, in what amount. Mr. Crabb receives insurance benefits and is entitled to participate in any of the Company’s current or future incentive compensation plans.
In the event Mr. Crabb is terminated for Cause (as defined in the Crabb Employment Agreement) or voluntarily terminates his employment without Good Reason (as defined in the Crabb Employment Agreement) he shall be entitled to payment of accrued and unpaid base salary, unused vacation, and reimbursement for expenses incurred through the last day of his employment. In the event Mr. Crabb is terminated without Cause or terminates his employment for Good Reason, in each case that occurs without connection to a Change of Control (as defined in the Crabb Employment Agreement), Mr. Crabb shall be entitled to (i) payment of accrued and unpaid base salary, unused vacation, and reimbursement for expenses incurred through the last day of his employment, (ii) a lump sum severance pay amount equal to the sum of 24 months base salary in effect immediately prior to the date of termination and 12 months of the Company’s COBRA premiums in effect on the date of termination, (iii) a lump sum amount equal to at least 100% of the bonus or bonuses attributable to the fiscal year during which the termination occurs based on actual performance results through the full fiscal year, and (iv) acceleration in full of the vesting and/or exercisability of all time-based equity awards outstanding and a pro rata portion of any performance-based equity awards outstanding (which will continue to be subject to the applicable vesting criteria). In the event Mr. Crabb is terminated without Cause or terminates his employment for Good Reason, either of which occurs within 12 months after a Change of Control, or if Mr. Crabb is terminated by the Company without Cause within 6 months prior to a Change of Control if such termination was in contemplation of such Change of Control, he shall be entitled to the payment described above with the following revisions: (i) Mr. Crabb will receive an additional lump sum severance payment equal to 12 months of the Company’s COBRA premiums in effect on the date of termination, (ii) in lieu of the lump sum bonus amount described above, he will receive a lump sum payment equal to 100% of all bonuses attributable to the fiscal year during which the termination occurs at target, and (iii) acceleration in full of a pro rata portion of all performance-based equity awards without regard to the applicable performance targets (in addition to acceleration of any time-based equity awards).
During and after termination of the Crabb Employment Agreement, Mr. Crabb is obligated to maintain the Company’s confidential information in confidence. In addition, he agreed to certain non-competition and non-solicitation covenants for a one-year period following any termination of his employment.
Voluntary Base Salary Reductions.   In connection with certain cost reduction initiatives implemented by the Company in the second quarter of 2020, Mr. Thompson agreed to voluntarily reduce his annual base salary by 25% and Mr. Fox agreed to voluntarily reduce his annual base salary by 20%, each effective as of

April 6, 2020. Notwithstanding these voluntary base salary reductions and as described above, potential payments under their respective employment agreements in the event of a termination without Cause or a resignation for Good Reason would be calculated based on the annual base salary in effect prior to the April 6, 2020 voluntary reduction. See “Potential Payments upon Termination or Change-in Control” for further discussion.
Potential Payments upon Termination or Change-in-Control
Charles K. Thompson
Mr. Thompson’s employment agreement provides for the following potential payments upon termination. The total amounts payable for certain severance benefits to Mr. Thompson may be reduced to the extent necessary so that the amount payable is not subject to excise tax under Section 4999 of the Internal Revenue Code. In order to receive the severance payments and benefits described below (other than those provided in the event of his death), Mr. Thompson is required to execute a full general release of claims in favor of the Company.
Termination without Cause or Resignation for Good Reason.   Mr. Thompson’s employment agreement provides for the following payments and benefits:
•
Payment of 18 to 24 months of base salary as in effect immediately prior to the termination date (as described below), calculated using a base salary equal to the greater of $600,000 per year or Mr. Thompson’s actual base salary as of the termination of his employment;

•
Payment of 18 to 24 months of the Company’s COBRA premiums in effect on the termination date (as described below);

•
Payment of at least 100% of the bonus attributable to the fiscal year during which the termination date occurs if such bonus would have been earned and paid but for the termination of Mr. Thompson’s employment; and

•
Full vesting of all then outstanding time-based equity awards (including certain time-based equity awards with the Company is obligated to issue Mr. Thompson no later than the last day of his employment) and a pro rata portion (based on the portion of the applicable performance period actually served prior to termination) of all then outstanding performance-based awards regardless of whether or not such performance-based awards would become vested and exercisable based on the applicable performance criteria.

Upon termination of Mr. Thompson’s employment without “Cause” or in the event of his resignation for “Good Reason”, as such terms are defined in his employment agreement, he is entitled to a lump sum severance payment equal to the sum of 18 months base salary (increasing by an additional one-half month for each calendar month elapsed starting January 1, 2021, up to a maximum of 24 months) plus 18 months of the Company’s COBRA premiums in effect on the date of termination (increasing by an additional one-half month for each calendar month elapsed, starting January 1, 2021, up to a maximum of 24 months), provided that for purposes of calculating the foregoing lump sum severance payment the annual base salary shall be the greater of $600,000 or Mr. Thompson’s actual annual base salary as in effect on the termination date.
Change-in-Control.   Mr. Thompson’s employment agreement does not provide for separate payments and benefits, in lieu of those described above, following a termination without cause or resignation for good reason, in connection with a change-in-control of the Company (which generally means a termination within 6 months prior to, or one year after, a change-in-control).
Death or Disability.   If Mr. Thompson’s employment terminates due to death or disability, his employment agreement provides for full vesting of all then outstanding time-based equity awards and a pro rata portion (based on the portion of the applicable performance period actually served prior to termination) of all then outstanding performance-based awards regardless of whether or not such performance-based awards would become vested and exercisable based on the applicable performance criteria.

Cause and Good Reason Defined.   For purposes of the Thompson Employment Agreement, “cause” is generally deemed to exist, subject to applicable notice and cure provisions, if the executive at any time: commits a material breach of his employment agreement, is guilty of gross insubordination, gross negligence, recklessness or willful misconduct in connection with or affecting the business or affairs of the Company, engages in material and intentional unauthorized use, misappropriation, destruction or diversion of any tangible or intangible asset or corporate opportunity of the Company, alcohol or substance abuse that interferes with executive’s ability to discharge the duties and responsibilities of his position, committing a knowing breach of executive’s fiduciary duties to the Company and its stockholders, or is convicted of, or pleads no contest to, a felony criminal offense.
For purposes of the Thompson Employment Agreement, “good reason” generally means a material reduction in base salary, a material reduction in an executive’s authority, duties, and executive responsibilities with the Company, a material change in geographic location(s) at which the executive must perform services or in the location of the Company’s principal office at which the executive renders services, excluding required business travel, or a material breach of his employment agreement by the Company. “Good reason” also includes a change in Mr. Thompson’s direct reporting to anyone other than the Board of the Company and the scheduled expiration of the term of the Thompson Employment Agreement which is December 31, 2021.
Transition Agreement.   In connection with the transition of Chief Executive Officer responsibilities from Mr. Thompson to Mr. Bond, the Company and Mr. Thompson entered into a Transition Agreement with the Company on April 21, 2021 (the “Transition Agreement”), pursuant to which Mr. Thompson agreed to serve as Executive Chairman of the Company during a transition period with a scheduled end date of June 1, 2021 (the “Transition Period”). Mr. Thompson will continue to receive his current base salary and benefits during the Transition Period. Following the Transition Period, Mr. Thompson will continue to serve as a member and as Chairman of the Board of Directors of the Company and will be entitled to such compensation as the Board of Directors may determine for his service as a non-employee director and Chairman. Under the Transition Agreement, Mr. Thompson will receive payments and other benefits that are substantially consistent with the payments and benefits set forth in the Thompson Employment Agreement in the event of a termination of his employment without cause or his resignation for good reason. The Transition Agreement also contains a mutual release of claims between the Company and Mr. Thompson and a reaffirmation by Mr. Thompson of certain post-employment restrictive covenants contained in the Thompson Employment Agreement.
Robert Y. Fox
Mr. Fox’s employment agreement provides for the following potential payments upon termination or a change-in-control of the Company. The total amounts payable for certain severance benefits to Mr. Fox may be reduced to the extent necessary so that the amount payable is not subject to excise tax under Section 4999 of the Internal Revenue Code. In order to receive the severance payments and benefits described below (other than those provided in the event of his death), Mr. Fox is required to execute a full general release of claims in favor of the Company.
Termination without Cause or Resignation for Good Reason.   Mr. Fox’s employment agreement provides for the following payments and benefits:
•
Payment of 12 months of base salary as in effect immediately prior to the termination date, calculated using a base salary equal to the greater of $425,000 per year or Mr. Fox’s actual base salary as of the termination of his employment;

•
Payment of 12 months of the Company’s COBRA premiums in effect on the termination date;

•
Payment of at least 100% of the bonus attributable to the fiscal year during which the termination date occurs if such bonus would have been earned and paid but for the termination of Mr. Fox’s employment; and

•
Full vesting of all then outstanding time-based equity awards and a pro rata portion (based on the portion of the applicable performance period actually served prior to termination) of all then outstanding performance-based awards (which will continue to be subject to applicable vesting criteria).

Change-in-Control.   Mr. Fox’s employment agreement provides for the following payments and benefits, in lieu of those described above, following a termination without cause or resignation for good reason, in connection with a change-in-control of the Company (which generally means a termination within 6 months prior to, or one year after, a change-in-control):
•
Payment of 24 months of base salary as in effect immediately prior to the termination date, calculated using a base salary equal to the greater of $425,000 per year or Mr. Fox’s actual base salary as of the termination of his employment;

•
Payment of 24 months of the Company’s COBRA premiums in effect on the termination date;

•
A lump-sum payment equal to 100% of the bonus attributable to the fiscal year during which the termination date occurs at target; and

•
Full vesting of all then outstanding time-based equity awards and a pro rata portion (based on the portion of the applicable performance period actually served prior to termination) of all then outstanding performance-based awards without regard to applicable performance targets.

Death or Disability.   If Mr. Fox’s employment terminates due to death or disability, his employment agreement provides for full vesting of all then outstanding equity awards (other than awards whose vesting is based on performance-based criteria — which are subject to pro rata accelerated vesting if and to the extent the performance criteria are ultimately satisfied).
Cause and Good Reason Defined.   For purposes of the Fox Employment Agreement, “cause” is generally deemed to exist, subject to applicable notice and cure provisions, if the executive at any time: commits a material breach of his employment agreement, is guilty of gross insubordination, gross negligence, recklessness or willful misconduct in connection with or affecting the business or affairs of the Company, engages in material and intentional unauthorized use, misappropriation, destruction or diversion of any tangible or intangible asset or corporate opportunity of the Company, alcohol or substance abuse that interferes with executive’s ability to discharge the duties and responsibilities of his position, committing a knowing breach of executive’s fiduciary duties to the Company and its stockholders, or is convicted of, or pleads no contest to, a felony criminal offense.
For purposes of the Fox Employment Agreement, “good reason” generally means a material reduction in base salary, a material reduction in an executive’s authority, duties, and executive responsibilities with the Company, a material change in geographic location(s) at which the executive must perform services or in the location of the Company’s principal office at which the executive renders services, excluding required business travel, or a material breach of his employment agreement by the Company. “Good reason” also means a change in direct reporting to anyone other than the Board or Chief Executive Officer of the Company.
Joseph M. Crabb
Mr. Crabb’s employment agreement provides for the following potential payments upon termination or a change-in-control of the Company. The total amounts payable for certain severance benefits to Mr. Crabb may be reduced to the extent necessary so that the amount payable is not subject to excise tax under Section 4999 of the Internal Revenue Code. In order to receive the severance payments and benefits described below (other than those provided in the event of his death), Mr. Crabb is required to execute a full general release of claims in favor of the Company.
Termination without Cause or Resignation for Good Reason.   Mr. Crabb’s employment agreement provides for the following payments and benefits:
•
Payment of 24 months of the Base Salary in effect immediately prior to the termination date;

•
Payment of 12 months of the Company’s COBRA premiums in effect on the termination date;

•
Payment of at least 100% of the bonus attributable to the fiscal year during which the termination date occurs if such bonus would have been earned and paid but for the termination of Mr. Crabb’s employment; and

•
Full vesting of all then outstanding time-based equity awards and a pro rata portion (based on the portion of the applicable performance period actually served prior to termination) of all then outstanding performance-based awards (which will continue to be subject to applicable vesting criteria).

Change-in-Control.   Mr. Crabb’s employment agreement provides for the following payments and benefits, in lieu of those described above, following a termination without cause or resignation for good reason, in connection with a change-in-control of the Company (which generally means a termination within 6 months prior to, or one year after, a change-in-control):
•
Payment of 24 months of the Base Salary in effect immediately prior to the termination date;

•
Payment of 24 months of the Company’s COBRA premiums in effect on the termination date;

•
A lump-sum payment equal to 100% of the bonus attributable to the fiscal year during which the termination date occurs at target; and

•
Full vesting of all then outstanding time-based equity awards and a pro rata portion (based on the portion of the applicable performance period actually served prior to termination) of all then outstanding performance-based awards without regard to applicable performance targets.

Death or Disability.   If Mr. Crabb’s employment terminates due to death or disability, his employment agreement provides for full vesting of all then outstanding equity awards (other than awards whose vesting is based on performance-based criteria — which are subject to pro rata accelerated vesting if and to the extent the performance criteria are ultimately satisfied).
Cause and Good Reason Defined.   For purposes of the employment agreement, “cause” is generally deemed to exist, subject to applicable notice and cure provisions, if the executive at any time: commits a material breach of his employment agreement, is guilty of gross insubordination, negligence, recklessness or willful misconduct in connection with or affecting the business or affairs of the Company, engages in material and intentional unauthorized use, misappropriation, destruction or diversion of any tangible or intangible asset or corporate opportunity of the Company, alcohol or substance abuse that interferes with executive’s ability to discharge the duties and responsibilities of his position, committing a knowing breach of executive’s fiduciary duties to the Company and its stockholders, or is convicted of, or pleads no contest to, a felony criminal offense.
For purposes of the employment agreement, “good reason” generally means a material reduction in base salary, a material reduction in an executive’s authority, duties, and executive responsibilities with the Company, a material change in geographic location(s) at which the executive must perform services or in the location of the Company’s principal office at which the executive renders services, excluding required business travel or a material breach of his employment agreement by the Company. “Good reason” also means a change in direct reporting to anyone other than the Board or Chief Executive Officer of the Company.
Director Compensation
Background, Fees and Awards
Directors of publicly traded companies have substantial responsibilities and time commitments, and there is a competitive market for highly qualified and experienced directors. As such, the Compensation and Nominating Committee seeks to provide appropriate compensation to directors taking into account these factors.
In the second quarter of 2020, in connection with a company-wide cost reduction initiative implemented by the Company, the Board approved a modification to the existing compensation arrangements for non-employee Board members. The modification reduced overall cash and non-cash compensation by 25% and reallocated the amount equally between cash and an annual restricted stock grant. Accordingly, for the fiscal year beginning January 1, 2020, Board compensation for non-employee directors consisted of $56,250 in cash and an annual grant of restricted stock with a target grant-date value of $56,250, and additional annual cash compensation for the Chair of the Audit Committee and the Chair of the Compensation and

Nominating Committee in the amounts of $15,000 and $10,000, respectively. Board compensation for the fiscal year beginning January 1, 2021 is expected to be unchanged from 2020 amounts.
Board Compensation Table
The following table provides information for compensation of the non-employee members of our Board as of December 31, 2020. As the Chairman of the Board and Chief Executive Officer, Mr. Thompson’s compensation as an employee of the Company includes compensation for his service as a member of the Board and is provided in the Summary Compensation Table.
Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Total ($)
John B. Griggs(3)	71,250	58,125	129,375
Michael Y. McGovern	66,250	58,125	124,375
Lawrence A. First(4)	56,250	—	56,250

(1)
Directors currently receive $56,250 annually in cash compensation. The Audit Committee Chair, which was Mr. Griggs for all of the 2020 fiscal year, receives $15,000 annually for this role. The Compensation and Nominating Committee Chair, which was Mr. McGovern for all of the 2020 fiscal year, receives $10,000 annually for this role. As of May 3, 2021, Mr. McGovern serves as Audit Committee Chair and Mr. Nightingale serves as Compensation and Nominating Committee Chair.

(2)
Represents award grants of 37,500 shares of restricted stock to each non-employee director for service during fiscal 2020, with a grant date fair value of $1.55 calculated pursuant to ASC 718.

(3)
Mr. Griggs resigned from the Board and all committees effective April 5, 2021.

(4)
Mr. First’s compensation was received by Ascribe Investments II LLC and Ascribe Investments III LLC on Mr. First’s behalf. Mr. First has directed the Company to pay any director compensation owed to him to Ascribe’s affiliates. Mr. First has declined to receive any equity-based compensation for his service as a director, either personally or through Ascribe’s affiliates.

The following table provides information on the unvested restricted stock held by our non-employee directors as of May 3, 2021.
Name	Number of Awards (1)(2)
Lawrence A. First	0(3)
Michael Y. McGovern	22,959
David J. Nightingale	17,220

(1)
Represents award grants of restricted stock to each non-employee director for service during fiscal 2021, which are scheduled to vest on April 21, 2022. Mr. Nightingale joined the Board on April 6, 2021 and received a restricted stock grant of 17,220 shares, which reflects three-fourths of the number of shares granted to non-employee directors for Board service for the full 2021 fiscal year.

(2)
Mr. Griggs resigned from the Board effective April 5, 2020 and, in connection with his resignation, the Board accelerated the vesting of one-fourth of the number of shares of restricted stock previously granted to Mr. Griggs for fiscal year 2021 Board service.

(3)
Mr. First has declined to receive any equity-based compensation for his service as a director, either personally or through Ascribe’s affiliates.

Compensation and Nominating Committee
/s/ David J. Nightingale David J. Nightingale Chair
/s/ Michael Y. McGovern Michael Y. McGovern Committee Member

PROPOSAL 3 — RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Background
We are asking the stockholders to ratify the Audit Committee’s appointment of Moss Adams as our independent registered public accounting firm for the year ending December 31, 2021. Moss Adams is a registered public accounting firm with the Public Company Accounting Oversight Board (the “PCAOB”), as required by the Sarbanes-Oxley Act of 2002 and the rules of the PCAOB. Although stockholder ratification is not required by our Bylaws or otherwise, the Company is submitting the selection of Moss Adams to its stockholders for ratification to permit stockholders to participate in this important decision. In the event the stockholders fail to ratify the appointment, the Audit Committee will reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the Company’s and its stockholders’ best interests.
Moss Adams representatives are expected to attend the Annual Meeting via conference call. They will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate stockholder questions.
Vote Required and Board Recommendation
The affirmative vote of a majority of the shares of common stock present and entitled to vote at the Annual Meeting is required to ratify the appointment of Moss Adams as the Company’s independent registered public accounting firm for 2021. Abstentions and broker non-votes will be counted as present for purposes of determining whether a quorum is present. Abstentions will have the same effect as an “against” vote, but broker non-votes will not have any effect on the outcome of this Proposal.
THE BOARD RECOMMENDS A VOTE “FOR” PROPOSAL NO. 3.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Our Board has adopted a written policy regarding the review, approval and ratification of any related party transaction. Under this policy, the Board’s Audit Committee will review the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party and the extent of the related party’s interest in the transaction, and either approve or disapprove the related party transaction. Any related party transaction may be consummated, and may continue, only if the Audit Committee has approved or ratified such transaction in accordance with the guidelines set forth in the policy.
A “related party transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and in which any related party had, has or will have a direct or indirect interest (other than solely as a result of being a director or a less than five percent beneficial owner of another entity). A “related party” is any (a) person who is or was (since the beginning of the Company’s last fiscal year) an executive officer, director or nominee for election as a director, (b) greater than five percent beneficial owner of any class of the Company’s voting securities, or (c) immediate family member of any of the foregoing, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of such person, and anyone (other than a tenant or employee) sharing the household of such person. Disclosure is required for each related party transaction in which the amount involved exceeds the lesser of (i) $120,000 or (ii) one percent of the average of the Company’s total assets at year end for the last two completed fiscal years.
Other Relationships
Mr. First, a director of the Company, serves as the Chief Investment Officer and Managing Director of Ascribe. Ascribe and/or one or more of its affiliates own approximately 43.9% of the outstanding common stock of the Company as of May 3, 2021, and was owed approximately $4.5 million as of December 31, 2019, respectively of the aggregate principal amount of the Second Lien Term Loan Credit Agreement (the “Second Lien Term Loan Agreement”), as amended. All obligations under the Second Lien Term Loan Agreement were repaid in full on November 20, 2020. The Company originally entered into the Second Lien Term Loan Agreement on August 7, 2017 (the “Effective Date”) contemporaneously with the approval of the United States Bankruptcy Court for the District of Delaware of the Company’s prepackaged plans of reorganization (together, and as amended, the “Plan of Reorganization”). Under the Plan of Reorganization, Ascribe designated Mr. Griggs and Mr. First to serve as directors of the Company. Mr. Griggs resigned from the Board effective April 5, 2021, and the Plan of Reorganization does not provide Ascribe with the right to designate Mr. Griggs’ successor or a continuing right to designate directors of the Company. Affiliates of Ascribe are parties to that certain Registration Rights Agreement dated as of the Effective Date by and among the Company and certain stockholders of the Company (see the “Registration Rights Agreement” section below).
Registration Rights Agreement
On the Effective Date, pursuant to the Plan of Reorganization, the Company entered into a Registration Rights Agreement with certain of our pre-Effective Date creditors that, in the aggregate, received approximately 90% of our common stock on the Effective Date. Pursuant to the Registration Rights Agreement, any holder that, together with its affiliates, (i) beneficially owned 10% of the aggregate outstanding shares of common stock on the Effective Date and (ii) continues to beneficially own at least 5% of the aggregate outstanding shares of common stock (“Demand Holder”), may request registration of its common stock at any time under the Securities Act on Form S-1 (“Long-Form Registration”), if Form S-3 is not available to the Company, or on Form S-3, or any similar short-form registration statement (“Short-Form Registration”), if available. The Company, however, is not required to conduct more than three Long-Form Registrations for each holder, but is required to conduct an unlimited number of Short-Form Registrations for each holder.
In addition, promptly after the Effective Date, the Company was required to use its reasonable best efforts to cause a shelf registration (“Shelf”) on Form S-1 to be declared effective as promptly as reasonably practicable thereafter for the offer and resale of the Common Stock on a delayed or continuous basis. At any time and from time to time after the Shelf has been declared effective, any Demand Holder may request to sell all or any portion of their common stock in an underwritten offering that is registered pursuant to the Shelf, and any holder may participate in such a Shelf takedown. On March 16, 2018, the Company filed a Registration Statement on Form S-1 pursuant to the foregoing obligation, and the registration statement was declared effective on May 3, 2018.
Pursuant to the Registration Rights Agreement, holders also have customary piggyback registration rights with respect to any offering by the Company under the Securities Act. The registration rights are subject to certain conditions and limitations, including our ability to suspend registration statement under certain circumstances. We will generally pay all fees and expenses in connection with our obligations under the Registration Rights Agreement. The rights granted in the Registration Rights Agreement are subject to customary indemnification and contribution provisions. No separate review of this transaction was performed by the Audit Committee as it was a requirement of the Plan of Reorganization.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The following table presents information concerning our equity compensation plans, including the MIP, and the Directors Plan, as of December 31, 2020:
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a) (1)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)(2)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	350,949	—	644,770
Equity compensation plans not approved by security holders	—	—	—
Total	350,949	—	644,770

(1)
Includes awards of 75,000 shares of restricted stock and 275,949 of restricted stock units that were granted but not yet issued as of December 31, 2020.

(2)
There were no options outstanding as of December 31, 2020.

Security Ownership of Certain Beneficial Owners and Management
Beneficial ownership of shares and percentage ownership are determined in accordance with the rules of the SEC. Except as otherwise indicated by footnote, and subject to community property laws where applicable, the persons named in the table below have reported that they have sole voting and sole investment power with respect to all shares of common stock shown as beneficially owned by them. No shares of common stock held by a director or officer have been pledged as security. The Company is not aware of any arrangement or pledge of common stock that could result in a change of control of the Company.
Unless otherwise indicated, the address for each director and officer is c/o Nuverra Environmental Solutions, Inc., 6720 N. Scottsdale Road, Suite 190, Scottsdale, AZ 85253. The information in this table is based on statements in filings with the SEC, or other reliable information available to the Company.
The following table sets forth information known to the Company regarding the beneficial ownership of its common stock as of May 3, 2021 by (i) each director, (ii) each of our named executive officers, and (iii) all executive officers and directors serving as of May 3, 2021 as a group. An individual’s percentage ownership of common stock outstanding is based on 16,000,080 shares of our common stock outstanding as of May 3, 2021. Pursuant to Rule 13d-3(d)(1) under the Exchange Act, shares of common stock subject to stock options currently exercisable or exercisable within 60 days, as well as shares of common stock issuable upon the settlement of vested restricted stock units, are deemed outstanding for purposes of computing the percentage ownership of the person holding such securities and the management group but are not deemed outstanding for computing the percentage ownership of any other person.
	Shares Beneficially Owned
Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Patrick L. Bond	—	*
Chief Executive Officer
Charles K. Thompson(1)	160,844	*
Chairman of the Board and Director
Robert Y. Fox	62,032	*
President and Chief Operating Officer
Joseph M. Crabb	59,000	*
Executive Vice President, Chief Legal Officer, and Corporate Secretary

	Shares Beneficially Owned
Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Lawrence A. First	—	*
Director
Michael Y. McGovern(2)	47,857	*
Director
David J. Nightingale(3)	—	*
Director
Shares owned by executive officers and directors as a group	329,733	*

*
Less than 1% of shares outstanding

(1)
Excludes 151,899 shares of common stock issuable upon settlement of outstanding restricted stock units that, pursuant to the Transition Agreement, will vest on and as of the last day of the Transition Period.

(2)
Excludes 22,959 shares of restricted stock granted under the Directors Plan on April 21, 2021, which vest on the first anniversary of the grant date (subject to potential acceleration upon the occurrence of certain events as set forth in the Directors Plan).

(3)
Excludes 17,220 shares of restricted stock granted under the Directors Plan on April 21, 2021, which vest on the first anniversary of the grant date (subject to potential acceleration upon the occurrence of certain events as set forth in the Directors Plan).

The following table sets forth information known to the Company regarding the beneficial ownership of common stock as of May 3, 2021 of persons or groups that own or have the right to acquire more than 5% of our common stock.
	Shares Beneficially Owned
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Ascribe II Investments LLC(2)	7,021,879	43.9%
Ascribe III Investments LLC 299 Park Avenue, 34th Floor, New York, NY 10171
ECF Value Fund, LP(2)	6,626,660	41.4%
ECF Value Fund II, LP ECF Value Fund International Master, LP 1177 Ave. of Americas, 46th Floor, New York, NY 10036

(1)
Ascribe is the investment manager of Ascribe III Investments LLC (“Fund III”). Ascribe Management LLC (“Ascribe Management”) is the investment manager of Ascribe II Investments LLC (“Fund II”, and together with Fund III, the “Ascribe Funds”). The Ascribe Funds hold Common Stock. American Securities LLC (“American Securities”) is the 100% owner of Ascribe and Ascribe Management. Ascribe Opportunities Fund III, L.P. (“Opportunities III”) and Ascribe Opportunities Fund III(B), L.P. (“Opportunities III(B)”) are the sole members of Fund III. Ascribe Associates III, LLC (“Associates III”) is the general partner of Opportunities III and Opportunities III(B). Ascribe Opportunities Fund II, L.P. (“Opportunities II”) and Ascribe Opportunities Fund II(B), L.P. (“Opportunities II(B)”) are the sole members of Fund II.

Ascribe Associates II, LLC (“Associates II”) is the general partner of Opportunities II and Opportunities II(B). Mr. First is the Chief Investment Officer and Managing Director of each of Ascribe and Ascribe Management, which are the investment managers to the Ascribe Funds, and may be deemed to have voting and dispositive power over the shares of Common Stock held by each of the Ascribe Funds. Each of Ascribe, Ascribe Management, American Securities, Associates III, Opportunities III, Opportunities III(B), Associates II, Opportunities II, Opportunities II(B) and Mr. First may be deemed to share beneficial ownership of the Common Stock held by the Ascribe Funds. Each of Ascribe, Ascribe Management, American Securities, Associates III, Opportunities III, Opportunities III(B), Associates II, Opportunities II, Opportunities II(B) and Mr. First disclaims beneficial ownership of the Common Stock held by the Ascribe Funds, except to the extent of its pecuniary interests. Number of shares beneficially owned is based solely on a Schedule 13D filed jointly with the SEC on January 7, 2019 by (i) Ascribe Capital; (ii) American Securities; (iii) Ascribe Funds; (iv) Opportunities III; (v) Opportunities III(B); (vi) Associates III; (vii) Ascribe Management; (viii) Opportunities II; (ix) Opportunities II(B); and (x) Associates II.
(2)
Gates Capital Management, L.P. (“Gates Capital”), acts as the investment manager to certain funds directly holding Common Stock (the “Gates Capital Funds”). Gates Capital Management GP, LLC (the “General Partner”) is the general partner of Gates Capital, with respect to the shares of Common Stock directly held by the Gates Capital Funds. Gates Capital Management, Inc. (the “Gates Corporation”) is the managing member of the General Partner with respect to the shares of Common Stock directly held by the Gates Capital Funds. Jeffrey L. Gates serves as President of the Gates Corporation with respect to the shares of Common Stock directly held by the Gates Capital Funds. Each of Gates Capital, the General Partner, the Gates Corporation and Mr. Gates, may be deemed to share beneficial ownership of the Common Stock held by the Gates Capital Funds. Each of Gates Capital, the General Partner, the Gates Corporation and Mr. Gates, disclaims beneficial ownership of the Common Stock held by the Gates Capital Funds except to the extent of its pecuniary interests. In accordance with the Plan of Reorganization, the Gates Corporation designated Mr. McGovern and Mr. Thompson to serve as directors of the Company. Number of shares beneficially owned is based solely on a Statement of Changes in Beneficial Ownership on Form 4 filed jointly with the SEC on February 19, 2021 by (i) Gates Capital; (ii) General Partner; (iii) Gates Corporation; and (iv) Jeffrey L. Gates.

DELINQUENT SECTION 16(A) REPORTS
Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s officers and directors, and persons who own more than ten percent (10%) of a registered class of the Company’s equity securities, to file reports of securities ownership and changes in such ownership with the SEC. Officers, directors and greater than ten percent stockholders also are required by rules promulgated by the SEC to furnish the Company with copies of all Section 16(a) forms they file. Based solely on a review of the copies of such forms in our possession and on written representations from reporting persons, except for the filing of (i) an initial statement of beneficial ownership on Form 3 by Mr. Bauer (which reflected no shares of Company common stock owned at the time of his appointment or at the time of filing) and (ii) an initial statement of beneficial ownership on Form 3 by the former Principal Accounting Officer of the Company (which reflected no shares of Company common stock owned at the time of such person’s appointment or at the time of filing), we believe that during fiscal 2020 all of our executive officers and directors filed the required reports on a timely basis under Section 16(a).
STOCKHOLDER PROPOSALS FOR THE 2022 ANNUAL MEETING
Pursuant to Rule 14a-8 promulgated under the Exchange Act, proposals of stockholders intended for inclusion in the proxy statement to be furnished to all stockholders entitled to vote at our 2022 annual meeting of stockholders must be received at our principal executive offices not later than January 1, 2022, which is a reasonable time before the anticipated mailing date of the 2022 Proxy Statement. Any proposal must comply with the requirements as to form and substance established by the SEC for such proposal to be included in our proxy statement.
Our Bylaws require that any stockholder proposal that is not submitted for inclusion in next year’s proxy statement under SEC Rule 14a-8, but is instead sought to be presented directly at the 2022 annual meeting, must be received at our principal executive offices not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the 2022 Annual Meeting or the 10th day following the day on which the public announcement of the date of the 2022 annual meeting is first made by the Company.

In addition, our Bylaws provide certain requirements that must be met for business to be properly brought before an annual meeting of stockholders. Pursuant to our Bylaws, only business brought before the 2022 annual meeting in accordance with the following procedures may be transacted. Business may be brought before an annual meeting of stockholders only (1) if specified in the notice of meeting by or at the direction of the Board or (2) by a stockholder who is a stockholder of record at the time of the giving of the required notice described below, who is entitled to vote at the meeting, and who complies with the following notice procedures. For business to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice of such business in proper written form to our Corporate Secretary.
Our Bylaws provide that to be timely, a stockholder’s notice must be delivered to our Corporate Secretary at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. However, if the date of the annual meeting is advanced by more than 30 days prior to or more than 60 days after the anniversary of the prior year’s annual meeting, notice by a stockholder for the current year’s annual meeting must be delivered (A) not earlier than the close of business on the 120th calendar day prior to such annual meeting nor (B) later than the close of business on the 10th calendar day following the earlier of (1) the day on which notice of the meeting was mailed or (2) the day on which we first publicly announce the date of such meeting.
To be in proper written form, our Bylaws provide that a stockholder’s notice to the Corporate Secretary must set forth as to each matter such stockholder proposes to bring before the annual meeting (i) the name and record address of such stockholder, (ii) the class or series and number of shares of capital stock of the Company that are owned beneficially or of record by such stockholder, (iii) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) with respect to the proposal, (iv) any derivative positions with respect to shares of the Company’s capital stock held or beneficially held by or on behalf of such stockholder, the extent to which any hedging or other transaction or series of transactions has been entered into with respect to shares of the Company’s capital stock by or on behalf of such stockholder, and the extent to which any other agreement or understanding has been made, the effect or intent of which is to mitigate loss, manage risk or benefit share price changes, or increase or decrease the voting power of such stockholder with respect to shares of the Company’s capital stock, (v) a representation that such stockholder is a holder of record entitled to vote at the annual meeting and intends to appear in person or by proxy at the annual meeting to propose such business at the annual meeting, (vi) a representation whether the stockholder intends or is part of a group which intends (A) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Company’s outstanding capital stock required to adopt the proposal and/or (B) otherwise to solicit proxies from stockholders in support of such proposal, and (vii) any other information relating to such stockholder required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the proposal pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder.
In addition, the stockholder’s notice to our Corporate Secretary with respect to any other business (other than the nomination of persons for the election of directors) must set forth (i) a brief description of the business desired to be brought before the annual meeting (ii) the text of the proposal or business (including the text of any resolutions proposed for consideration), (iii) the reasons for conducting such business at the annual meeting, and (iv) any material interest in such business of such stockholder.
Stockholders should submit their proposals to Nuverra Environmental Solutions, Inc., 6720 N. Scottsdale Road, Suite 190, Scottsdale, Arizona 85253, Attention: Corporate Secretary.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS SHARING AN ADDRESS
To reduce the expense of delivering duplicate proxy statement materials to stockholders who may have more than one account holding the Company’s common stock but sharing the same address, we have adopted a procedure approved by the SEC called “householding.” Under this procedure, certain stockholders of record who have the same address and last name, and who do not participate in electronic delivery of proxy statement materials, will receive only one copy of our Notice of Internet Availability of Proxy Statement Materials and, as applicable, any additional proxy statement materials that are delivered until such time as one or more of these stockholders notifies us that they want to receive separate copies. This procedure reduces duplicate mailings and saves printing costs and postage fees, as well as natural resources.
If you receive a single set of proxy statement materials as a result of householding, and you would like to have separate copies of our Notice of Internet Availability of Proxy Statement Materials, annual report or proxy statement mailed to you, please submit a request to Nuverra Environmental Solutions, Inc., 6720 N. Scottsdale Road, Suite 190, Scottsdale, Arizona 85253, Attention: Investor Relations or contact the Company at (602) 903-7802, and we will promptly send you what you have requested without charge. However, please note that if you want to receive a paper proxy statement or other proxy statement materials for purposes of this year’s Annual Meeting, you should follow the instructions included in the Notice of Internet Availability of Proxy Statement Materials that was sent to you. You can also contact our Investor Relations department at the phone number above if you received multiple copies of the annual meeting materials and would prefer to receive a single copy in the future, or if you would like to opt out of householding for future mailings.

OTHER MATTERS
We are not aware of any matters other than those discussed in the foregoing materials contemplated for action at the Annual Meeting.
Any stockholder or stockholder’s representative who, because of a disability, may need special assistance or accommodation to allow him or her to participate at the Annual Meeting, may request reasonable assistance or accommodation from the Company by contacting the Company by mail at Nuverra Environmental Solutions, Inc., 6720 N. Scottsdale Road, Suite 190, Scottsdale, Arizona 85253, or by phone at (602) 903-7802. To provide the Company sufficient time to arrange for reasonable assistance or accommodation, please submit all requests by June 1, 2021.
Whether you intend to attend the live webcast of the Annual Meeting or not, we urge you to return your signed proxy promptly.
By Order of the Board of Directors,
/s/ Joseph M. Crabb Joseph M. Crabb Executive Vice President, Chief Legal Officer and Corporate Secretary

ANNEX P

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

(Mark One)
☒
QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended: March 31, 2021
or
☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to            .
Commission File Number: 001-33816

(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	26-0287117 (I.R.S. Employer Identification No.)
6720 N. Scottsdale Road, Suite 190, Scottsdale, AZ 85253
(602) 903-7802
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.01 par value	NES	NYSE American
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒
Indicate by check mark whether the registrant has filed all the documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☒ No ☐
The number of shares outstanding of the registrant’s common stock as of April 30, 2021 was 16,148,305.

Forward-Looking Statements
In addition to historical information, this Quarterly Report on Form 10-Q (“Quarterly Report”) contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the United States Securities Exchange Act of 1934, as amended, or the “Exchange Act.” These statements relate to our expectations for future events and time periods. All statements other than statements of historical fact are statements that could be deemed to be forward-looking statements, including, but not limited to, statements regarding:
•
the impact of the coronavirus disease 2019 (“COVID-19”) pandemic and commodity market disruptions;

•
future financial performance and growth targets or expectations;

•
market and industry trends and developments, and

•
the potential benefits of any financing transactions and any potential benefits from future merger, acquisition, disposition, and restructuring transactions.

You can identify these and other forward-looking statements by the use of words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “might,” “will,” “should,” “would,” “could,” “potential,” “future,” “continue,” “ongoing,” “forecast,” “project,” “target” or similar expressions, and variations or negatives of these words.
These forward-looking statements are based on information available to us as of the date of this Quarterly Report and our current expectations, forecasts and assumptions, and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date. Future performance cannot be ensured, and actual results may differ materially from those in the forward-looking statements. Some factors that could cause actual results to differ include, among others:
•
the severity, magnitude and duration of the COVID-19 pandemic and commodity market disruptions;

•
changes in commodity prices;

•
fluctuations in consumer trends, pricing pressures, transportation costs, changes in raw material or labor prices or rates related to our business and changing regulations or political developments in the markets in which we operate;

•
risks associated with our indebtedness, including changes to interest rates, decreases in our borrowing availability, our ability to manage our liquidity needs and to comply with covenants under our credit facilities, including as a result of COVID-19 and oil price declines which are discussed further in Segment Operating Results;

•
the loss of one or more of our larger customers;

•
delays in customer payment of outstanding receivables and customer bankruptcies;

•
natural disasters, such as hurricanes, earthquakes and floods, pandemics (including COVID-19), acts of terrorism, or extreme weather conditions, that may impact our business locations, assets, including wells or pipelines, or distribution channels, or which otherwise may disrupt our customers’ operations or the markets we serve;

•
disruptions impacting crude oil and natural gas transportation, processing, refining, and export systems, including vacated easements, environmental impact studies, forced shutdown by governmental agencies and litigation affecting regarding the Dakota Access Pipeline;

•
bans on drilling and fracking leases and permits on federal land;

•
our ability to attract and retain key executives and qualified employees in strategic areas of our business;

•
our ability to attract and retain a sufficient number of qualified truck drivers;

•
the unfavorable change to credit and payment terms due to changes in industry condition or our financial condition, which could constrain our liquidity and reduce availability under our operating line of credit;

•
higher than forecasted capital expenditures to maintain and repair our fleet of trucks, tanks, pipeline, equipment and disposal wells;

•
our ability to control costs and expenses;

•
changes in customer drilling, completion and production activities, operating methods and capital expenditure plans, including impacts due to low oil and/or natural gas prices, shut-in production, decline in operating drilling rigs, closures or pending closures of third-party pipelines or the economic or regulatory environment;

•
risks associated with the limited trading volume of our common stock on the NYSE American Stock Exchange, including potential fluctuation in the trading prices of our common stock;

•
risks and uncertainties associated with the potential for a further appeal of the order confirming our previously completed plan of reorganization;

•
risks associated with the reliance on third-party analyst and expert market projections and data for the markets in which we operate that is utilized in our business strategy;

•
present and possible future claims, litigation or enforcement actions or investigations;

•
risks associated with changes in industry practices and operational technologies;

•
risks associated with the operation, construction, development and closure of salt water disposal wells, solids and liquids transportation assets, landfills and pipelines, including access to additional locations and rights-of-way, permitting and licensing, environmental remediation obligations, unscheduled delays or inefficiencies and reductions in volume due to micro- and macro-economic factors or the availability of less expensive alternatives;

•
the effects of competition in the markets in which we operate, including the adverse impact of competitive product announcements or new entrants into our markets and transfers of resources by competitors into our markets;

•
changes in economic conditions in the markets in which we operate or in the world generally, including as a result of political uncertainty;

•
reduced demand for our services due to regulatory or other influences related to extraction methods such as hydraulic fracturing, shifts in production among shale areas in which we operate or into shale areas in which we do not currently have operations, and shifts to reuse of water and water sharing in completion activities;

•
the unknown future impact of changes in laws and regulation on waste management and disposal activities, including those impacting the delivery, storage, collection, transportation, and disposal of waste products, as well as the use or reuse of recycled or treated products or byproducts;

•
risks involving developments in environmental or other governmental laws and regulations in the markets in which we operate and our ability to effectively respond to those developments including laws and regulations relating to oil and natural gas extraction businesses, particularly relating to water usage, and the disposal and transportation of liquid and solid wastes; and

•
other risks identified in this Quarterly Report or referenced from time to time in our filings with the United States Securities and Exchange Commission.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this Quarterly Report. Except as required by law, we do not undertake any obligation to update or release any revisions to these forward-looking statements to reflect any events or circumstances, whether as a result of new information, future events, changes in assumptions or otherwise, after the date hereof.

PART I — FINANCIAL INFORMATION
Item 1.   Financial Statements
NUVERRA ENVIRONMENTAL SOLUTIONS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)
(Unaudited)
	March 31, 2021	December 31, 2020
Assets
Cash and cash equivalents	$10,578	$12,880
Restricted cash	2,990	2,820
Accounts receivable, net of allowance for doubtful accounts of $1.0 million and $1.0 million at March 31, 2021 and December 31, 2020, respectively	16,788	15,427
Inventories	2,893	2,852
Prepaid expenses and other receivables	2,438	3,119
Assets held for sale	778	778
Total current assets	36,465	37,876
Property, plant and equipment, net of accumulated depreciation of $124.2 million and $114.9 million at March 31, 2021 and December 31, 2020, respectively	145,654	151,164
Operating lease assets	1,609	1,691
Equity investments	—	35
Intangibles, net	182	194
Other assets	88	106
Total assets	$183,998	$191,066
Liabilities and Shareholders’ Equity
Accounts payable	$6,412	$5,130
Accrued and other current liabilities	9,338	9,550
Current portion of long-term debt	2,338	2,433
Total current liabilities	18,088	17,113
Long-term debt	31,207	31,673
Noncurrent operating lease liabilities	1,303	1,360
Deferred income taxes	120	120
Long-term contingent consideration	500	500
Asset retirement obligations	8,184	8,017
Total liabilities	59,402	58,783
Commitments and contingencies
Shareholder’s equity:
Preferred stock $0.01 par value (1,000 shares authorized, no shares issued and outstanding at March 31, 2021 and December 31, 2020)	—	—
Common stock, $0.01 par value (75,000 shares authorized, 16,104 shares issued and 15,955 outstanding at March 31, 2021, and 15,833 shares issued and 15,772 outstanding at December 31, 2020)	161	158
Additional paid-in capital	339,793	339,663
Treasury stock (148 shares and 60 shares at March 31, 2021 and December 31, 2020, respectively)	(694)	(477)
Accumulated deficit	(214,664)	(207,061)
Total shareholders’ equity	124,596	132,283
Total liabilities and equity	$183,998	$191,066
The accompanying notes are an integral part of these statements.

NUVERRA ENVIRONMENTAL SOLUTIONS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts) (Unaudited)
	Three Months Ended March 31,
	2021	2020
Revenue:
Service revenue	$22,326	$34,471
Rental revenue	1,339	3,471
Total revenue	23,665	37,942
Costs and expenses:
Direct operating expenses	20,981	31,476
General and administrative expenses	3,527	4,924
Depreciation and amortization	6,070	7,989
Impairment of long-lived assets	—	15,579
Total costs and expenses	30,578	59,968
Operating loss	(6,913)	(22,026)
Interest expense, net	(678)	(1,160)
Other income (expense), net	(4)	142
Reorganization items, net	(8)	—
Loss before income taxes	(7,603)	(23,044)
Net loss	$(7,603)	$(23,044)
Loss per common share:
Net loss per basic common share	$(0.48)	$(1.46)
Net loss per diluted common share	$(0.48)	$(1.46)
Weighted average shares outstanding:
Basic	15,877	15,754
Diluted	15,877	15,754
The accompanying notes are an integral part of these statements.

NUVERRA ENVIRONMENTAL SOLUTIONS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In thousands) (Unaudited)
	Common Stock		Additional Paid-In Capital	Treasury Stock		Accumulated Deficit	Total
	Shares	Amount		Shares	Amount
Balance at January 1, 2021	15,833	$158	$339,663	(60)	$(477)	$(207,061)	$132,283
Issuance of common stock to employees and Board of Directors	271	3	(3)	—	—	—	—
Treasury stock acquired through surrender of shares for tax withholding	—	—	—	(88)	(217)	—	(217)
Stock-based compensation	—	—	133	—	—	—	133
Net loss	—	—	—	—	—	(7,603)	(7,603)
Balance at March 31, 2021	16,104	161	339,793	(148)	(694)	(214,664)	124,596
Balance at January 1, 2020	15,781	$158	$337,628	(46)	$(436)	$(162,918)	$174,432
Issuance of common stock to employees	40	—	—	—	—	—	—
Treasury stock acquired through surrender of shares for tax withholding	—	—	—	(14)	(41)	—	(41)
Stock-based compensation	—	—	290	—	—	—	290
Net loss	—	—	—	—	—	(23,044)	(23,044)
Balance at March 31, 2020	15,821	158	337,918	(60)	(477)	(185,962)	151,637
The accompanying notes are an integral part of these statements.

NUVERRA ENVIRONMENTAL SOLUTIONS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)
	Three Months Ended March 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(7,603)	$(23,044)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	6,070	7,989
Amortization of debt issuance costs, net	65	41
Stock-based compensation	133	290
Impairment of long-lived assets	—	15,579
Gain on disposal of property, plant and equipment	(89)	(100)
Bad debt expense	89	—
Other, net	229	246
Changes in operating assets and liabilities:
Accounts receivable	(1,450)	3,790
Prepaid expenses and other receivables	681	199
Accounts payable and accrued liabilities	1,130	2,139
Other assets and liabilities, net	(22)	284
Net cash provided by (used in) operating activities	(767)	7,413
Cash flows from investing activities:
Proceeds from the sale of property, plant and equipment	89	176
Purchases of property, plant and equipment	(612)	(1,413)
Net cash used in investing activities	(523)	(1,237)
Cash flows from financing activities:
Payments on Commercial real estate loan	(141)	—
Payments on First and Second Lien Term Loans	—	(823)
Proceeds from Revolving Facility	—	43,281
Payments on Revolving Facility	—	(43,281)
Payments on finance leases and other financing activities	(701)	(596)
Net cash used in financing activities	(842)	(1,419)
Change in cash, cash equivalents and restricted cash	(2,132)	4,757
Cash and cash equivalents, beginning of period	12,880	4,788
Restricted cash, beginning of period	2,820	922
Cash, cash equivalents and restricted cash, beginning of period	15,700	5,710
Cash and cash equivalents, end of period	10,578	9,888
Restricted cash, end of period	2,990	579
Cash, cash equivalents and restricted cash, end of period	$13,568	$10,467
Supplemental disclosure of cash flow information:
Cash paid for interest	$295	$848
Cash paid for taxes, net	—	40
Property, plant and equipment purchases in accounts payable	468	1,020
The accompanying notes are an integral part of these statements.

NUVERRA ENVIRONMENTAL SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Note 1 — Basis of Presentation
The accompanying condensed consolidated financial statements of Nuverra Environmental Solutions, Inc. and its subsidiaries (collectively, “Nuverra,” the “Company,” “we,” “us,” or “our”) are unaudited, pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Our condensed consolidated balance sheet as of December 31, 2020, included herein, has been derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America (or “GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In our opinion, the condensed consolidated financial statements include the normal, recurring adjustments necessary for the fair statement of the results for the interim periods. These financial statements should be read in conjunction with the audited consolidated financial statements, including the notes thereto, contained in our Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 16, 2021 (the “2020 Annual Report on Form 10-K”).
All dollar and share amounts in the footnote tabular presentations are in thousands, except per share amounts and unless otherwise noted.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions for the reporting periods covered by the financial statements. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from these estimates.
There have been no other material changes or developments in our significant accounting policies or evaluation of accounting estimates and underlying assumptions or methodologies from those disclosed in our 2020 Annual Report on Form 10-K.
Restricted Cash
On November 16, 2020, we entered into a Loan Agreement (the “Master Loan Agreement”) with First International Bank & Trust, a North Dakota banking corporation (the “Lender”), for: (i) a $13.0 million equipment term loan (the “Equipment Loan”); (ii) a $10.0 million real estate term loan (the “CRE Loan”); (iii) a $5.0 million operating line of credit (the “Operating LOC Loan”); and (iv) a $4.839 million letter of credit facility (the “Letter of Credit Facility”), which collectively may be referred to as the “Loans”. The Letter of Credit Facility was amended on January 25, 2021, in order to increase by $510,000 the maximum availability thereunder, for up to $5.349 million. The Master Loan Agreement also required the Company deposit into a reserve account held by the Lender (the “Reserve Account”) the sum of $2.5 million and make additional monthly deposits of $100,000 into the Reserve Account. In connection with the closing of the Loans, the Company repaid all outstanding obligations in full under (a) our First Lien Credit Agreement (the “First Lien Credit Agreement”), by and among the lenders party thereto, ACF FinCo I, LP, as administrative agent, and the Company and (b) our Second Lien Term Loan Agreement (the “Second Lien Term Loan Agreement”) by and among the lenders party thereto, Wilmington Savings Fund Society, FSB, as administrative agent, and the Company, totaling $12.6 million and $8.3 million, respectively. Funds held in the Reserve Account are not accessible by the Company and are pledged as additional security for the CRE Loan, the Operating LOC Loan and the Letter of Credit Facility. We had a restricted cash balance of $3.0 million and $2.8 million as of March 31, 2021 and December 31, 2020, respectively.

Fair Value Measurements
Fair value represents an exit price, representing the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
•
Level 1 — Observable inputs such as quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•
Level 2 — Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

•
Level 3 — Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Recently Adopted Accounting Pronouncements
In December 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. The standard removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. The new standard will be effective for interim and annual periods beginning after December 15, 2020, with early adoption permitted. We adopted this Topic 740 on January 1, 2021. The adoption of the new tax standard did not have a material effect on our consolidated financial statements.
Note 2 — Recently Issued Accounting Pronouncements
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326). Due to the issuance of ASU No. 2019-10, Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842), and the fact that we are a smaller reporting company, the new standard is effective for reporting periods beginning after December 15, 2022. The standard replaces the incurred loss impairment methodology under current GAAP with a methodology that reflects expected credit losses and requires the use of a forward-looking expected credit loss model for accounts receivables, loans, and other financial instruments. The standard requires a modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. We plan to adopt the new credit loss standard effective January 1, 2023. We do not expect the new credit loss standard to have a material effect on our consolidated financial statements.
In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by reference rate reform, if certain criteria are met. ASU No. 2020-04 only applies to contracts and other transactions that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. The new standard is effective for all entities as of March 12, 2020 through December 31, 2022. We are currently evaluating the impact of the new reference rate reform practical expedient will have on our consolidated financial statements.
In August 2020, the FASB issued ASU No. 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40). ASU No. 2020-06 simplifies the accounting for certain convertible instruments, amends the guidance for the derivatives scope exception for contracts in an entity’s own equity, and modifies the guidance on diluted earnings per share calculations as a result of these changes. The standard may be adopted using either a retrospective or modified retrospective method. The new standard will be effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. We do not expect the adoption of the new standard to have a material effect on our consolidated financial statements.

Note 3 — Revenues
Revenues are generated upon the performance of contracted services under formal and informal contracts with customers. Revenues are recognized when the contracted services for our customers are completed in an amount that reflects the consideration we expect to be entitled to in exchange for those services. Sales and usage-based taxes are excluded from revenues. Payment is due when the contracted services are completed in accordance with the payment terms established with each customer prior to providing any services. As such, there is no significant financing component for any of our revenues.
Some of our contracts with customers involve multiple performance obligations as we are providing more than one service under the same contract, such as water transport services and disposal services. However, our core service offerings are capable of being distinct and also are distinct within the context of contracts with our customers. As such, these services represent separate performance obligations when included in a single contract. We have standalone pricing for all of our services which is negotiated with each of our customers in advance of providing the service. The contract consideration is allocated to the individual performance obligations based upon the standalone selling price of each service, and no discount is offered for a bundled services offering.
Contract Assets
There was no contract asset recorded on the consolidated balance sheets as of March 31, 2021 and December 31, 2020.
Disaggregated Revenues
The following tables present our revenues disaggregated by revenue source for each reportable segment for the three months ended March 31, 2021 and March 31, 2020:
	Three months ended March 31, 2021
	Rocky Mountain	Northeast	Southern	Corporate/Other	Total
Water Transport Services	$9,570	$5,390	$2,107	$—	$17,067
Disposal Services	1,353	1,750	1,453	—	4,556
Other Revenue	542	151	10	—	703
Total Service Revenue	11,465	7,291	3,570	—	22,326
Rental Revenue	1,324	15	—	—	1,339
Total Revenue	$12,789	$7,306	$3,570	$—	$23,665
	Three months ended March 31, 2020
	Rocky Mountain	Northeast	Southern	Corporate/Other	Total
Water Transport Services	$14,314	$7,144	$2,256	$—	$23,714
Disposal Services	3,856	2,163	2,346	—	8,365
Other Revenue	1,866	452	74	—	2,392
Total Service Revenue	20,036	9,759	4,676	—	34,471
Rental Revenue	3,432	35	4	—	3,471
Total Revenue	$23,468	$9,794	$4,680	$—	$37,942
Water Transport Services
The majority of our revenues are from the removal and disposal of produced water and flowback water originating from oil and natural gas wells or the transportation of fresh water and produced water to customer sites for use in drilling and hydraulic fracturing activities by trucks or through temporary or permanent water transfer pipelines. Water transport rates for trucking are based upon either a fixed fee per barrel or upon an hourly rate. Revenue is recognized once the water has been transported, or over time, based upon the number of barrels transported or disposed of, or at the agreed upon hourly rate, depending upon the customer contract. Contracts for the use of our water disposal pipeline are priced at a fixed fee per disposal barrel transported, with revenues recognized over time from when the water is injected into our pipeline until the transport is complete. Water transport services are all generally completed within 24 hours with no remaining performance obligation outstanding at the end of each month.
Disposal Services
Revenues for disposal services are generated through fees charged for disposal of fluids near disposal wells and disposal of oilfield wastes in our landfill. Disposal rates are generally based on a fixed fee per barrel of produced water, or on a per ton basis for landfill disposal, with revenues recognized once the disposal has occurred. The performance obligation for disposal services is considered complete once the disposal occurs. Therefore, disposal services revenues are recognized at a point in time.
Other Revenue
Other revenue includes revenues from the sale of “junk” or “slop” oil obtained through the skimming of disposal water. Revenue is recognized for “junk” or “slop” oil sales at a point in time once the goods are transferred.
Rental Revenue
We generate rental revenue from the rental of equipment used in wellsite services. Rental rates are based upon negotiated rates with our customers and revenue is recognized over the rental service period. Revenues from rental equipment are not within the scope of the new revenue standard, but rather are recognized under ASC 842, Leases. As the rental service period for our equipment is very short term in nature and does not include any sales-type or direct financing leases, nor any variable rental components, the adoption of ASC 842 in 2019 did not have a material impact upon our consolidated statement of operations.
Note 4 — Leases
We lease vehicles, transportation equipment, real estate and certain office equipment. We determine if an arrangement is a lease at inception. Operating and finance lease assets represent our right to use an underlying asset for the lease term, and operating and finance lease liabilities represent our obligation to make lease payments arising from the lease. Operating and finance lease assets and liabilities are recognized at the lease commencement date based on the estimated present value of the lease payments over the lease term. Absent a documented borrowing rate from the lessor, we use our estimated incremental borrowing rate, which is derived from information available at the lease commencement date, in determining the present value of lease payments.
Most of our leases have remaining lease terms of one year to 14 years, with one lease having a term of 99 years. Our lease term includes options to extend the lease when it is reasonably certain that we will exercise that option. Leases with an initial term of twelve months or less are not recorded on the balance sheet and we recognize lease expense for these leases on a straight-line basis. Some of our vehicle leases include residual value guarantees. It is probable that we will owe approximately $2.5 million under the residual value guarantees, therefore this amount has been included in the measurement of the lease liability and leased asset.

The components of lease expense were as follows:
		Three Months Ended March 31,
Lease Cost	Classification	2021	2020
Operating lease cost(a)	General and administrative expenses	$258	$654
Finance lease cost:
Amortization of leased assets	Depreciation and amortization	537	618
Interest on lease liabilities	Interest expense, net	127	148
Variable lease cost	General and administrative expenses	541	926
Sublease income	Other income, net	(23)	(23)
Total net lease cost		$1,440	$2,323

(a)
Includes short-term leases, which represented $0.1 million and $0.1 million of the balance for the three months ended March 31, 2021 and March 31, 2020, respectively.

Supplemental balance sheet, cash flow and other information related to leases was as follows (in thousands, except lease term and discount rate):
Leases	Classification	March 31, 2021	December 31, 2020
Assets:
Operating lease assets	Operating lease assets	$1,609	$1,691
Finance lease assets	Property, plant and equipment, net of accumulated depreciation(a)	5,618	6,185
Total leased assets		$7,227	$7,876
Liabilities:
Current
Operating lease liabilities	Accrued and other current liabilities	$306	$331
Finance lease liabilities	Current portion of long-term debt	1,408	1,420
Noncurrent
Operating lease liabilities	Noncurrent operating lease liabilities	1,303	1,360
Finance lease liabilities	Long-term debt	5,800	6,161
Total lease liabilities		$8,817	$9,272

(a)
Finance lease assets are recorded net of accumulated amortization of $4.4 million and $3.9 million as of March 31, 2021 and December 31, 2020, respectively.

Lease Term and Discount Rate	March 31, 2021	December 31, 2020
Weighted-average remaining lease term (in years):
Operating leases	40.5	39.9
Finance leases	2.7	3.2
Weighted-average discount rate:
Operating leases	10.00%	10.08%
Finance leases	6.77%	6.77%

	Three Months Ended March 31,
Supplemental Disclosure of Cash Flow Information and Other Information	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$258	$654
Operating cash flows from finance leases	127	148
Financing cash flows from finance leases	353	437
Leased assets obtained in exchange for new operating lease liabilities	$—	$—
Leased assets obtained in exchange for new finance lease liabilities	—	43
Maturities of lease liabilities are as follows:
	March 31, 2021
	Operating Leases(a)	Finance Leases(b)
Remainder of 2021	$408	$1,399
2022	347	1,832
2023	200	3,447
2024	190	383
2025	188	423
Thereafter	6,522	1,062
Total lease payments	7,855	8,546
Less amount representing executory costs(c)	—	—
Net lease payments	7,855	8,546
Less amount representing interest	(6,246)	(1,338)
Present value of total lease liabilities	1,609	7,208
Less current lease liabilities	(306)	(1,408)
Long-term lease liabilities	$1,303	$5,800

(a)
Operating lease payments do not include any options to extend lease terms that are reasonably certain of being exercised.

(b)
Finance lease payments include $1.7 million related to options to extend lease terms that are reasonably certain of being exercised.

(c)
Represents executory costs for all leases. We included executory costs in lease payments under ASC 840, Leases, and have elected to continue to include executory costs for both leases that commenced before and after the effective date of ASC 842.

Note 5 — Equity
Preferred Stock
The Board is authorized to issue up to 1.0 million shares of preferred stock, par value $0.01, and to determine the powers, preferences, privileges, rights, including voting rights, qualifications, limitations and restrictions of those shares without further vote or act by the common stockholders. There was no preferred stock outstanding as of March 31, 2021 and December 31, 2020.
Series A Preferred Stock
The Board declared a dividend of one right (a “Right”) for each of the Company’s issued and outstanding shares of common stock, par value $0.01 per share (“Common Stock”). The dividend was paid to the stockholders of record at the close of business on January 4, 2021 (the “Record Date”). Each Right entitles the registered holder, subject to the terms of the Rights Agreement (as defined below), to purchase from the Company one one-thousandth of a share of the Company’s Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Preferred Stock”), at a price of $7.02, subject to certain adjustments. The description and terms of the Rights are set forth in the Rights Agreement, dated as of December 21, 2020 (the “Rights Agreement”), between the Company and American Stock Transfer & Trust Company, LLC.
The Rights, which are not exercisable until the Distribution Date (as defined in the Rights Agreement), will expire prior to the earliest of (i) the close of business on December 21, 2021, unless extended prior to expiration (provided any such extension will be submitted to the stockholders of the Company for ratification at the next annual meeting following such extension); (ii) the time at which the Rights are redeemed pursuant to the Rights Agreement; (iii) the time at which the Rights are exchanged pursuant to the Rights Agreement and (iv) the time at which the Rights are terminated upon the occurrence of certain transactions.
Each share of Preferred Stock will be entitled, when, as and if declared, to a preferential per share quarterly dividend payment equal to the greater of (i) $1.00 per share or (ii) 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, in each case, paid to holders of Common Stock during such period. Each share of Preferred Stock will entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Company. In the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per one share of Common Stock.
Other Equity Issuances
During the three months ended March 31, 2021, we issued common stock for our stock-based compensation program, which is discussed further in Note 13.
Note 6 — Earnings Per Common Share
Net loss per basic and diluted common share have been computed using the weighted average number of shares of common stock outstanding during the period. For the three months ended March 31, 2021 and March 31, 2020, no shares of common stock underlying restricted stock or warrants were included in the computation of diluted earnings per common share because the inclusion of such shares would be anti-dilutive based on the net losses reported for those periods.
The following table presents the calculation of basic and diluted net loss per common share, as well as the anti-dilutive stock-based awards that were excluded from the calculation of diluted net loss per share for the periods presented (in thousands except per share amounts):
	Three Months Ended March 31,
	2021	2020
Numerator: Net loss	$(7,603)	$(23,044)
Denominator:
Weighted average shares – basic	15,877	15,754
Common stock equivalents	—	—
Weighted average shares – diluted	15,877	15,754
Loss per common share:
Net loss per basic common share	$(0.48)	$(1.46)
Net loss per diluted common share	$(0.48)	$(1.46)
Anti-dilutive stock-based awards excluded:	346	394

Note 7 — Intangible Assets
Intangible assets consist of the following:
	March 31, 2021
	Gross Carrying Amount	Accumulated Amortization	Net	Remaining Useful Life (Years)
Disposal permits	$540	$(358)	$182	3.9
Trade name	—	—	—	0.0
Total intangible assets	$540	$(358)	$182	3.9
	December 31, 2020
	Gross Carrying Amount	Accumulated Amortization	Net	Remaining Useful Life (Years)
Disposal permits	$540	$(346)	$194	4.8
Trade name	799	(799)	—	0.0
Total intangible assets	$1,339	$(1,145)	$194	4.8
The disposal permits are related to the Rocky Mountain, Northeast and Southern divisions. The remaining weighted average useful lives shown are calculated based on the net book value and remaining amortization period of each respective intangible asset.
Amortization expense was $12.0 thousand and $0.1 million for the three months ended March 31, 2021 and March 31, 2020, respectively.
Note 8 — Assets Held for Sale and Impairment
Impairment Charges
We had no impairment charges during the three months ended March 31, 2021. Impairment charges of $15.6 million were recorded during the three months ended March 31, 2020.
Assets Held for Sale
During the three months ended March 31, 2020, certain property classified as “Assets held for sale” on the condensed consolidated balance sheet located in the Rocky Mountain division was re-evaluated for impairment based on an accepted offer from a buyer that indicated fair value of the real property was lower than its net book value, and impairment charges of $0.6 million were recorded during the three months ended March 31, 2020, which is included in “Impairment of long-lived assets” on our consolidated statements of operations.
Impairment of Long-Lived Assets
Long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. During 2020, there has been a significant decline in oil prices due to the impacts of the outbreak of COVID-19 and the oil supply conflict between two major oil producing countries, which resulted in a decrease in activities by our customers. As a result of these events, we determined that there were indicators that the carrying value of our assets may not be recoverable.
Our impairment review during the three months ended March 31, 2020 concluded that the carrying values of the assets associated with the landfill in the Rocky Mountain division and trucking equipment in the Southern division were not recoverable as the carrying value exceeded our estimate of future undiscounted cash flows for these asset groups. As a result, we recorded an impairment charge of $15.0 million during the three months ended March 31, 2020 as the carrying value exceeded fair value, which is included in “Impairment of long-lived assets” on our condensed consolidated statements of operations. The fair value of the assets associated with the landfill and trucking equipment asset groups was determined using discounted estimated future cash flows (Level 3 in the fair value hierarchy).
Note 9 — Accrued and Other Current Liabilities
Accrued and other current liabilities consisted of the following at March 31, 2021 and December 31, 2020:
	March 31, 2021	December 31, 2020
Accrued payroll and employee benefits	$2,694	$2,353
Accrued insurance	2,507	2,263
Accrued legal	132	294
Accrued taxes	697	1,282
Accrued interest	191	56
Accrued operating costs	2,585	2,683
Accrued other	226	288
Current operating lease liabilities	306	331
Total accrued and other current liabilities	$9,338	$9,550
Note 10 — Debt
Debt consisted of the following at March 31, 2021 and December 31, 2020:
			March 31, 2021	December 31, 2020
	Interest Rate	Maturity Date	Carrying Value of Debt(k)	Carrying Value of Debt(k)
Operating LOC Loan(a)	7.00%	Nov. 2021	$—	$—
Equipment Loan(b)	3.14%	Nov. 2025	13,000	13,000
CRE Loan(c)	6.50%	Nov. 2032	9,791	9,932
Letter of Credit Facility(d)	7.00%	Nov. 2021	—	—
PPP Loan(e)	1.00%	May 2022	4,000	4,000
Vehicle Term Loan(f)	5.27%	Dec. 2021	272	363
Equipment Finance Loan(g)	6.50%	Nov. 2022	137	158
Finance leases(h)	6.77%	Various	7,208	7,581
Total debt			34,408	35,034
Debt issuance costs presented with debt(i)			(863)	(928)
Total debt, net			33,545	34,106
Less: current portion of long-term debt(j)			(2,338)	(2,433)
Long-term debt			$31,207	$31,673

(a)
Interest on the Operating LOC Loan accrues at an annual rate equal to the Prime Rate of plus 3.75%, with an interest floor of 7.00%.

(b)
Interest on the Equipment Loan accrues at an annual rate equal to the LIBOR Rate plus 3.00%.

(c)
Interest on the CRE Loan accrues at an annual rate equal to the Federal Home Loan Bank Rate of Des Moines three-year advance rate plus 4.50%, with an interest rate floor of 6.50%.

(d)
The interest rate presented represented the interest rate on the $5.349 million letter of credit facility.

(e)
Interest on the PPP Loan (as defined below) accrues at an annual rate of 1.00%.

(f)
Interest on the Vehicle Term Loan (as defined below) accrues at an annual rate of 5.27%.

(g)
Interest on the Equipment Finance Loan (as defined below) accrues at an annual rate of 6.50%.

(h)
Our finance leases include finance lease arrangements related to fleet purchases and real property with a weighted-average annual interest rate of approximately 6.77%, which mature in varying installments between 2021 and 2029.

(i)
The debt issuance costs as of March 31, 2021 and December 31, 2020 resulted from refinancing the debt with First International Bank.

(j)
The principal payments due within one year for the CRE Loan, Vehicle Term Loan, Equipment Finance Loan and finance leases are included in current portion of long-term debt as of March 31, 2021 and December 31, 2020.

(k)
Our Operating LOC Loan, Equipment Loan, CRE Loan, Vehicle Term Loan, Equipment Finance Loan and finance leases bear interest at rates commensurate with market rates and therefore their respective carrying values approximate fair value.

See below for a discussion of material changes and developments in our debt and its principal terms from those described in Note 12 to the consolidated financial statements in our 2020 Annual Report on Form 10-K.
Indebtedness
As of March 31, 2021, we had $34.4 million of indebtedness outstanding, consisting of $13.0 million under the Equipment Loan, $9.8 million under the CRE Loan, $4.0 million under the PPP Loan, $0.3 million under the Vehicle Term Loan, $0.1 million under the Equipment Finance Loan and $7.2 million of finance leases for vehicle financings and real property leases.
As further described below, our Operating LOC Loan, CRE Loan, and Equipment Loan contain certain affirmative and negative covenants, including a minimum debt service coverage ratio (“DSCR”), beginning December 31, 2021, as well as other terms and conditions that are customary for loans of this type. As of March 31, 2021, we were in compliance with all covenants.
Master Loan Agreement
On November 16, 2020, the Company entered into the Master Loan Agreement with Lender. Pursuant to the Master Loan Agreement, Lender agreed to extend to the Company: (i) the Equipment Loan that is subject to the Main Street Priority Loan Facility (the “MSPLF”) as established by the Board of Governors of the Federal Reserve System under Section 13(3) of the Federal Reserve Act; (ii) the CRE Loan; (iii) the Operating LOC Loan; and (iv) the Letter of Credit Facility. On November 18, 2020, the Company was advised by Lender that the Equipment Loan had been approved as a MSPLF, and the Loans were funded and closed on November 20, 2020. In connection with the closing of the Loans, the Company repaid all outstanding obligations in full under the First Lien Credit Agreement and Second Lien Term Loan Agreement totaling $12.6 million and $8.3 million, respectively.
The terms of the Master Loan Agreement provide for customary events of default, including, among others, those relating to a failure to make payment, bankruptcy, breaches of representations and covenants, and the occurrence of certain events. Pursuant to the Master Loan Agreement, the Company must maintain a minimum DSCR of 1.35 to 1.00 beginning December 31, 2021 and annually on December 31 of each year thereafter. The DSCR means the ratio of (i) Adjusted EBITDA to (ii) the annual debt service obligations (less subordinated debt annual debt service) of the Company, calculated based on the actual four quarters ended on the applicable December 31 measurement date. If the DSCR falls below 1.35 to 1.00, then in addition to all other rights and remedies available to Lender, the interest rates on the CRE Loan, the Operating LOC Loan and the Letter of Credit Facility will increase by 1.5% until the minimum DSCR is maintained. The Company may cure a failure to comply with the DSCR by issuing equity interests in the Company for cash and applying the proceeds to the applicable Adjusted EBITDA measurement.
In addition, the Master Loan Agreement limits capital expenditures to $7.5 million annually and requires the Company to maintain a positive working capital position of at least $7.0 million at all times. The Master Loan Agreement also requires the Company deposit into the Reserve Account the sum of $2.5 million and make additional monthly deposits of $100 thousand into the Reserve Account. Funds held in the Reserve

Account are not accessible by the Company and are pledged as additional security for the CRE Loan, the Operating LOC Loan and the Letter of Credit Facility.
Equipment Loan
The Equipment Loan is evidenced by that certain Promissory Note (Equipment Loan) executed by the Company in the original principal amount of $13.0 million. The Equipment Loan bears interest at a rate of one-month US dollar LIBOR plus 3.00%. Interest payments during the first year will be deferred and added to the loan balance and principal payments during the first two years will be deferred. Monthly amortization of principal will commence on December 1, 2022, with principal amortization payments due in annual installments of 15% on November 16, 2023, 15% on November 16, 2024, and the remaining 70% on the maturity date of November 16, 2025. The Equipment Loan, plus accrued and unpaid interest, may be prepaid at any time at par. The entire outstanding principal balance of the Equipment Loan together with all accrued and unpaid interest is due and payable in full on November 16, 2025. In connection with the Equipment Loan, the Company paid a $130 thousand origination fee to Lender and a $130 thousand origination fee to MSPLF.
The Equipment Loan includes all covenants and certifications required by the MSPLF, including, without limitation, the MSPLF Borrower Certifications and Covenants Instructions and Guidance. In connection with the same, the Company delivered a Borrower Certifications and Covenants (the “MS Certifications and Covenants”) to MS Facilities LLC, a Delaware limited liability company, a special purpose vehicle of the Federal Reserve. Under the MS Certifications and Covenants, the Company is subject to certain restrictive covenants during the period that the Equipment Loan is outstanding and, with respect to certain of those restrictive covenants, for an additional one year period after the Equipment Loan is repaid, including restrictions on the Company’s ability to repurchase stock, pay dividends or make other distributions and limitations on executive compensation and severance arrangements. The Equipment Loan is secured by a first lien security interest in all equipment and titled vehicles of the Company and its subsidiaries.
CRE Loan
The CRE Loan is evidenced by that certain Promissory Note (Real Estate) executed by the Company in the original principal amount of $10.0 million. The CRE Loan bears interest at the Federal Home Loan Bank Rate of Des Moines three-year advance rate plus 4.50% with an interest rate floor of 6.50%. The CRE Loan has a twelve-year maturity. The Company is required to make monthly principal and interest payments, and monthly escrow deposits for real estate taxes and insurance. The entire outstanding principal balance of the CRE Loan together with all accrued and unpaid interest is due and payable in full on November 13, 2032. In connection with the CRE Loan, the Company paid a $150 thousand origination fee to Lender.
The CRE Loan is secured by a first lien real estate mortgage on certain real estate owned by the Company and its subsidiaries and by the Reserve Account. The Company will incur a declining prepayment premium of 6%, 5%, 4%, 3%, 2%, and 1% of the outstanding principal balance of the CRE Loan over the first six years of the loan, respectively. The Company is not permitted to prepay the principal of the CRE Loan more than 5% per year without Lender’s prior written approval.
Operating LOC Loan
The Operating LOC Loan is evidenced by that certain Revolving Promissory Note (Operating Line of Credit Loan) executed by the Company in the original maximum principal amount of $5.0 million. The Operating LOC Loan bears interest at a variable rate, adjusting daily, equal to the Prime Rate plus 3.75%, with an interest rate floor of 7.00%. In connection with the Operating LOC Loan, the Company paid a $50 thousand origination fee to Lender. The Operating LOC Loan is currently undrawn and fully available to the Company.
The Operating LOC Loan is secured by a first lien security interest in all business assets of the Company and its subsidiaries, including without limitation all accounts receivable, inventory, trademarks and intellectual property licenses to which it is a party and by the Reserve Account. The entire outstanding principal balance of the Operating LOC Loan together with all accrued and unpaid interest is due and payable in full on November 14, 2021.
Letter of Credit Facility
The Letter of Credit Facility provides for the issuance of letters of credit of up to $4.839 million in aggregate face amount and is evidenced by that certain Promissory Note (Letter of Credit Loan) executed by the Company. Amounts drawn on letters of credit issued under the Letter of Credit Facility bear interest at a variable rate, adjusting daily, equal to the Prime Rate plus 3.75%, with an interest rate floor of 7.00%. The Letter of Credit Facility has a one-year final maturity on November 19, 2021.
On January 25, 2021, the Letter of Credit Facility was amended in order to increase by $510,000 the maximum availability thereunder. As amended, the Letter of Credit Facility provides for the issuance of letters of credit of up to $5.349 million in aggregate face amount and is evidenced by that certain Amended and Restated Promissory Note (Letter of Credit Loan), dated January 25, 2021, executed by the Company.
In connection with the Letter of Credit Facility, the Company is required to pay an annual fee equal to 3.00% of the maximum undrawn face amount of each letter of credit issued thereunder. The Letter of Credit Facility is secured by a first lien security interest in all business assets of the Company and its subsidiaries and by the Reserve Account.
Paycheck Protection Program Loan
On May 8, 2020, pursuant to the Paycheck Protection Program (the “PPP”) under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) enacted on March 27, 2020, an indirect wholly-owned subsidiary of the Company (the “PPP Borrower”) received proceeds of a loan (the “PPP Loan”) from First International Bank & Trust (the “PPP Lender”) in the principal amount of $4.0 million. The PPP Loan is evidenced by a promissory note (the “Promissory Note”), dated May 8, 2020. The Promissory Note is unsecured, matures on May 8, 2022, bears interest at a rate of 1.00% per annum, and is subject to the terms and conditions applicable to loans administered by the U.S. Small Business Administration (the “SBA”) under the CARES Act.
Under the terms of the PPP, up to the entire principal amount of the PPP Loan, and accrued interest, may be forgiven if the proceeds are used for certain qualifying expenses over the covered period as described in the CARES Act and applicable implementing guidance issued by the SBA, subject to potential reduction based on the level of full-time employees maintained by the organization during the covered period as compared to a baseline period.
In June 2020, the Paycheck Protection Program Flexibility Act of 2020 (“Flexibility Act”) was signed into law, which amended the CARES Act. The Flexibility Act changed key provisions of the PPP, including, but not limited to: (i) provisions relating to the maturity of PPP loans, (ii) the deferral period covering PPP loan payments and (iii) the process for measurement of loan forgiveness. More specifically, the Flexibility Act provides a minimum maturity of five years for all PPP loans made on or after the date of the enactment of the Flexibility Act (“June 5, 2020”) and permits lenders and borrowers to extend the maturity date of earlier PPP loans by mutual agreement. As of the date of this filing, the Company has not approached the PPP Lender to request an extension of the maturity date from two years to five years. The Flexibility Act also provides that if a borrower does not apply for forgiveness of a loan within 10 months after the last day of the measurement period (“covered period”), the PPP loan is no longer deferred and the borrower must begin paying principal and interest. In addition, the Flexibility Act extended the length of the covered period from eight weeks to 24 weeks from receipt of proceeds, while allowing borrowers that received PPP loans before June 5, 2020 to determine, at their sole discretion, a covered period of either eight weeks or 24 weeks.
The PPP Borrower used the PPP Loan proceeds for designated qualifying expenses over the covered period and applied for forgiveness of the PPP Loan during September 2020 in accordance with the terms of the PPP, but no assurance can be given that the PPP Borrower will obtain forgiveness of the PPP Loan in whole or in part. As such, the Company has classified the PPP Loan as debt and it is included in long-term debt on the consolidated balance sheet.

With respect to any portion of the PPP Loan that is not forgiven, the PPP Loan will be subject to customary provisions for a loan of this type, including customary events of default relating to, among other things, payment defaults, breaches of the provisions of the Promissory Note and cross-defaults on any other loan with the PPP Lender or other creditors. Upon a default under the Promissory Note, including the non-payment of principal or interest when due, the obligations of the PPP Borrower thereunder may be accelerated. In the event the PPP Loan is not forgiven, the principal amount of $4.0 million shall be repaid at maturity.
Vehicle Term Loan
On December 27, 2019, we entered into a Direct Loan Security Agreement (the “Vehicle Term Loan”) with PACCAR Financial Corp as the Secured Party. The Vehicle Term Loan was used to refinance 38 trucks that were previously recorded as finance leases with balloon payments that would have been due in January of 2020. The Vehicle Term Loan matures on December 27, 2021, when the entire unpaid principal balance and interest, plus any other accrued charges, shall become due and payable. The Vehicle Term Loan shall be repaid in installments of $31,879 beginning on January 27, 2020 and on the same day of each month thereafter, with interest accruing at an annual rate of 5.27%.
Equipment Finance Loan
On November 20, 2019, we entered into a Retail Installment Contract (the “Equipment Finance Loan”) with a secured party to finance $0.2 million of equipment. The Equipment Finance Loan matures on November 15, 2022, and shall be repaid in monthly installments of approximately $7 thousand beginning December 2019 and then each month thereafter, with interest accruing at an annual rate of 6.50%.
Note 11 — Derivative Warrants
Upon emergence from chapter 11 on August 7, 2017 (the “Effective Date”), pursuant to the prepackaged plans of reorganization (together, and as amended, the “Plan”), we issued to the holders of the pre-Effective Date 9.875% Senior Notes due 2018 (the “2018 Notes”) and holders of certain claims relating to the rejection of executory contracts and unexpired leases warrants to purchase an aggregate of 118,137 shares of common stock, par value $0.01, at an exercise price of $39.82 per share and a term expiring seven years from the Effective Date. The effective value of the outstanding warrant was zero at March 31, 2021 and December 31, 2020.
Note 12 — Income Taxes
We recorded no income tax expense or benefit during the three months ended March 31, 2021. As a result, the effective tax rate for the three months ended March 31, 2021 was 0.0%, which differed from the federal statutory rate of 21.0%. The difference is primarily due to the increase in the valuation allowance on deferred tax assets resulting from current year losses.
The effective income tax rate for the three months ended March 31, 2020 was 0.0%, which differed from the federal statutory rate of 21.0% primarily due to the increase in the valuation allowance on deferred tax assets resulting from current year losses.
We have significant deferred tax assets, consisting primarily of net operating losses, some of which have a limited life, generally expiring between the years 2032 and 2037, and capital losses, which began to expire in 2020. We regularly assess the evidence available to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative losses incurred in recent years. Such objective evidence limits the ability to consider other subjective evidence such as our projections for future taxable income.
In light of our continued ordinary losses, at March 31, 2021 we determined that our deferred tax liabilities were not sufficient to fully realize our deferred tax assets. Accordingly, a valuation allowance continues to be required against the portion of our deferred tax assets that is not offset by deferred tax liabilities. We expect our effective income tax rate to be near 0.0% for the remainder of 2021.

Note 13 — Stock-Based Compensation
Award Plans
2017 Long Term Incentive Plan
Pursuant to the requirements of the Plan, on February 22, 2018, the Board approved the Nuverra Environmental Solutions, Inc. 2017 Long Term Incentive Plan (the “Incentive Plan”). The Incentive Plan is intended to provide for the grant of equity-based awards to designated members of the Company’s management and employees. Pursuant to the terms of the Plan, the Incentive Plan became effective on the Effective Date. The maximum number of shares of the Company’s common stock that is available for the issuance of awards under the Incentive Plan is 1,772,058. As of March 31, 2021, approximately 510,127 shares were available for issuance under the Incentive Plan.
2018 Restricted Stock Plan for Directors
Further, the Compensation Committee on February 22, 2018 adopted the 2018 Restricted Stock Plan for Directors (the “Director Plan”), which was ratified by the Company’s stockholders at the Company’s 2018 Annual Meeting. The Director Plan provides for the grant of restricted stock to the non-employee directors of the Company. On December 18, 2020, our stockholders approved at our annual stockholder meeting an amendment to increase the number of shares that may be issued under the Director Plan to 250,000 shares of common stock from 100,000 shares of common stock. As of March 31, 2021, 150,000 shares were available for issuance under the Director Plan.
There were no grants awarded under either the Incentive Plan or the Director Plan during the three months ended March 31, 2021 and March 31, 2020.
The total stock-based compensation expense, net of estimated forfeitures, included in “General and administrative expenses” in the accompanying condensed consolidated statements of operations for the three months ended March 31, 2021 and March 31, 2020 was as follows:
	Three Months Ended March 31,
	2021	2020
Restricted stock(1)	$133	$290
Total expense	$133	$290

(1)
Includes expense related to restricted stock awards, performance-based restricted stock units, and time-based restricted stock units granted under the Incentive Plan and the Director Plan.

At March 31, 2021, the total unrecognized share-based compensation expense, net of estimated forfeitures, was $486.5 million and is expected to be recognized over a weighted average period of 1.5 years.
Note 14 — Commitments and Contingencies
Environmental Liabilities
We are subject to the environmental protection and health and safety laws and related rules and regulations of the United States and of the individual states, municipalities and other local jurisdictions where we operate. Our operations are subject to rules and regulations promulgated by the Texas Railroad Commission, the Texas Commission on Environmental Quality, the Louisiana Department of Natural Resources, the Louisiana Department of Environmental Quality, the Ohio Department of Natural Resources, the Pennsylvania Department of Environmental Protection, the North Dakota Department of Health, the North Dakota Industrial Commission, Oil and Gas Division, the North Dakota State Water Commission, the Montana Department of Environmental Quality and the Montana Board of Oil and Gas, among others. These laws, rules and regulations address environmental, health and safety and related concerns, including water quality and employee safety. We have installed safety, monitoring and environmental protection equipment such as pressure sensors, containment walls, supervisory control and data acquisition systems and relief valves, and have established reporting and responsibility protocols for environmental protection and reporting to such relevant local environmental protection departments as required by law.
We believe we are in material compliance with all applicable environmental protection laws and regulations in the United States and the states in which we operate. We believe that there are no unrecorded liabilities as of the periods reported herein in connection with our compliance with applicable environmental laws and regulations. The condensed consolidated balance sheets at March 31, 2021 and December 31, 2020 did not include any accruals for environmental matters.
Contingent Consideration for Ideal Settlement
On July 25, 2017, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Plan. On June 28, 2017, the Company and certain of its material subsidiaries (collectively with the Company, the “Nuverra Parties”) filed a motion with the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) seeking authorization to resolve unsecured claims related to the $8.5 million contingent consideration from the Ideal Oilfield Disposal LLC acquisition (the “Ideal Settlement”). On July 11, 2017, the Bankruptcy Court entered an order authorizing the Ideal Settlement. Pursuant to the approved settlement terms, the $8.5 million contingent claim was replaced with an obligation on the part of the applicable Nuverra Party to transfer $0.5 million to the counterparties to the Ideal Settlement upon emergence from chapter 11, and $0.5 million when the Ideal Settlement counterparties deliver the required permits and certificates necessary for the issuance of the second special waste disposal permit. The $0.5 million due upon emergence from chapter 11 was paid during the five months ended December 31, 2017. The remaining $0.5 million, due when the counterparties deliver the required permits and certificates necessary for the issuance of the second special waste disposal permit, has been classified as noncurrent and is reported in “Long-term contingent consideration” on the condensed consolidated balance sheets, as these permits and certificates are not expected to be received within one year.
State Sales and Use Tax Liabilities
During the year ended December 31, 2017, the Pennsylvania Department of Revenue (or “DOR”) completed an audit of our sales and use tax compliance for the period January 1, 2012 through May 31, 2017. As a result of the audit, we were assessed by the DOR for additional state and local sales and use tax plus penalties and interest. During the years ended December 31, 2017 and 2018, we disputed various claims in the assessment made by the DOR through the appropriate boards of appeal and were able to obtain relief for many of the contested claims. However, in January of 2019, the final appeals board upheld an assessment of sales tax and interest that relates to one material position. We have appealed this decision to the Commonwealth of Pennsylvania as we continue to believe that the transactions involved are exempt from sales tax in Pennsylvania, and therefore we have not recorded an accrual as of March 31, 2021. If we lose this appeal, which could take several years to settle, we estimate that we would be required to pay between $1.0 million and $1.5 million to the DOR.
Surety Bonds and Letters of Credit
At March 31, 2021, and December 31, 2020, we had surety bonds outstanding of approximately $4.4 million and $4.2 million respectively, primarily to support financial assurance obligations related to our landfill and disposal wells. Additionally, at March 31, 2021 and December 31, 2020, we had outstanding irrevocable letters of credit totaling none and $5.4 million, respectively, to support various agreements, leases and insurance policies.
Note 15 — Legal Matters
Litigation
There are various lawsuits, claims, investigations and proceedings that have been brought or asserted against us, which arise in the ordinary course of business, including actions with respect to securities and shareholder class actions, personal injury, vehicular and industrial accidents, commercial contracts, legal and regulatory compliance, securities disclosure, labor and employment, and employee benefits and environmental matters, the more significant of which are summarized below. We record a provision for these matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Any provisions are reviewed at least quarterly and are adjusted to reflect the impact and status of settlements, rulings, advice of counsel and other information and events pertinent to a particular matter.
We believe that we have valid defenses with respect to legal matters pending against us. Based on our experience, we also believe that the damage amounts claimed in pending lawsuits are not necessarily a meaningful indicator of our potential liability. Litigation is inherently unpredictable, and it is possible that our financial condition, results of operations or cash flow could be materially affected in any particular period by the resolution of one or more of the legal matters pending against us. Based on information currently known to our management, we do not expect the outcome in any of these known legal proceedings, individually or collectively, to have a material adverse effect on our consolidated financial condition, results of operations or cash flows.
Confirmation Order Appeal
On July 26, 2017, David Hargreaves, an individual holder of 2018 Notes, appealed the Confirmation Order to the District Court of the District of Delaware (the “District Court”) and filed a motion for a stay pending appeal from the District Court. Although the motion for a stay pending appeal was denied, the appeal remained pending and the District Court heard oral arguments in May 2018, and in August 2018, the District Court issued an order dismissing the appeal. Hargreaves subsequently appealed the District Court’s decision to the United States Court of Appeals for the Third Circuit (the “Appellate Court”). The parties filed appellate briefs in December 2018 and January 2019, and presented oral arguments to a three-judge panel of the Appellate Court in November 2020. On January 6, 2021, the Appellate Court issued a decision in favor of Nuverra, affirming the dismissal of the appeal. Hargreaves subsequently filed a petition for rehearing, either by the three-judge panel or en banc by the full Appellate Court, and on February 4, 2021 the Appellate Court issued an order denying the petition for rehearing. Hargreaves may appeal the decision to the Supreme Court of the United States.
Note 16 — Related Party and Affiliated Company Transactions
There have been no significant changes to the other related party transactions as described in Note 23 to the consolidated financial statements in our 2020 Annual Report on Form 10-K.
Note 17 — Segments
We evaluate business segment performance based on income (loss) before income taxes exclusive of corporate general and administrative costs and interest expense, which are not allocated to the segments. Our business is comprised of three operating divisions, which we consider to be operating and reportable segments of our operations: (1) the Rocky Mountain division comprising the Bakken Shale area, (2) the Northeast division comprising the Marcellus and Utica Shale areas and (3) the Southern division comprising the Haynesville Shale area. Corporate/Other includes certain corporate costs and certain other corporate assets.

Financial information for our reportable segments related to operations is presented below.
	Rocky Mountain	Northeast	Southern	Corporate/ Other	Total
Three months ended March 31, 2021
Revenue	$12,789	$7,306	$3,570	$—	$23,665
Direct operating expenses	11,363	6,653	2,965	—	20,981
General and administrative expenses	921	359	158	2,089	3,527
Depreciation and amortization	2,312	2,355	1,392	11	6,070
Operating loss	(1,807)	(2,061)	(945)	(2,100)	(6,913)
Loss before income taxes	(1,960)	(2,164)	(996)	(2,483)	(7,603)
As of March 31, 2021
Total assets(a)	$56,426	$51,316	$60,534	$15,722	$183,998
Total assets held for sale	—	—	—	778	778
Three months ended March 31, 2020
Revenue	$23,468	$9,794	$4,680	$—	$37,942
Direct operating expenses	19,551	8,371	3,554	—	31,476
General and administrative expenses	1,489	634	270	2,531	4,924
Depreciation and amortization	3,465	2,551	1,969	4	7,989
Impairment of long-lived assets	12,183	—	3,396	—	15,579
Operating income (loss)	(13,220)	(1,762)	(4,509)	(2,535)	(22,026)
Income (loss) before income taxes	(13,255)	(1,875)	(4,563)	(3,351)	(23,044)
As of March 31, 2020
Total assets(a)	$75,357	$60,529	$65,752	$12,816	$214,454
Total assets held for sale	1,100	135	—	778	2,013

(a)
Total assets exclude intercompany receivables eliminated in consolidation.

Item 2.   Management’s Discussion and Analysis of Financial Condition and Results of Operations
Special Note about Forward-Looking Statements
This Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the accompanying unaudited Condensed Consolidated Financial Statements and related notes thereto. See “Forward-Looking Statements” on page 5 of this Quarterly Report on Form 10-Q (“Quarterly Report”) and “Risk Factors” included in our Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 16, 2021 (the “2020 Annual Report on Form 10-K”), as well as the updated risk factor below in “Part II — Other Information Item 1A. Risk Factors”, and in our other filings with the United States Securities and Exchange Commission (“SEC”) for a description of important factors that could cause actual results to differ from expected results.
Company Overview
Nuverra Environmental Solutions, Inc. and its subsidiaries (collectively, “Nuverra,” the “Company,” “we,” “us,” or “our”) are providers of water logistics and oilfield services to customers focused on the development and ongoing production of oil and natural gas from shale formations in the United States. Our business operations are organized into three geographically distinct divisions: the Rocky Mountain division, the Northeast division, and the Southern division. Within each division, we provide water transport services, disposal services, environmental remediation services and rental and other services associated with the drilling, completion, and ongoing production of shale oil and natural gas. These services and the related revenues are further described in Note 3 in the Notes to the Condensed Consolidated Financial Statements herein.
Rocky Mountain Division
The Rocky Mountain division is our Bakken Shale area business. The Bakken and underlying Three Forks shale formations are the two primary oil producing reservoirs currently being developed in this geographic region, which covers western North Dakota, eastern Montana, northwestern South Dakota and southern Saskatchewan. We have operations in various locations throughout North Dakota and Montana, including yards in Dickinson, Williston, Watford City, Tioga, Stanley, and Beach, North Dakota, as well as Sidney, Montana. Additionally, we operate a financial support office in Minot, North Dakota. As of March 31, 2021, we had 234 employees in the Rocky Mountain division.
Water Transport Services
We manage a fleet of 145 trucks in the Rocky Mountain division that collect and transport flowback water from drilling and completion activities, and produced water from ongoing well production activities, to either our own or third-party disposal wells throughout the region. Additionally, our trucks collect and transport fresh water from water sources to operator locations for use in well completion activities and for workover activity.
In the Rocky Mountain division, we own an inventory of lay flat temporary hose as well as related pumps and associated equipment used to move fresh water from water sources to operator locations for use in completion activities. We employ specially trained field personnel to manage and operate this business. For customers who have secured their own source of fresh water, we provide and operate the lay flat temporary hose equipment to move the fresh water to the drilling and completion location. We may also use third-party sources of fresh water in order to provide the water to customers as a package that includes our water transport service.
Disposal Services
We manage a network of 20 owned and leased salt water disposal wells with current capacity of approximately 84 thousand barrels of water per day, and permitted capacity of 107 thousand barrels of water per day. Our salt water disposal wells in the Rocky Mountain division are operated under the Landtech brand. Additionally, we operate a landfill facility near Watford City, North Dakota that handles the disposal of drill cuttings and other oilfield waste generated from drilling and completion activities in the region.
Rental and Other Services
We maintain and lease rental equipment to oil and gas operators and others within the Rocky Mountain division. These assets include tanks, loaders, manlifts, light towers, winch trucks, and other miscellaneous equipment used in drilling and completion activities. In the Rocky Mountain division, we also provide oilfield labor services, also called “roustabout work,” where our employees move, set-up and maintain the rental equipment for customers, in addition to providing other oilfield labor services.
Northeast Division
The Northeast division is comprised of the Marcellus and Utica Shale areas, both of which are predominantly natural gas producing basins. The Marcellus and Utica Shale areas are located in the northeastern United States, primarily in Pennsylvania, West Virginia, New York and Ohio. We have operations in various locations throughout Pennsylvania, West Virginia, and Ohio, including yards in Masontown and Wheeling, West Virginia, Williamsport and Wellsboro, Pennsylvania, and Cambridge and Cadiz, Ohio. As of March 31, 2021, we had 189 employees in the Northeast division.
Water Transport Services
We manage a fleet of 180 trucks in the Northeast division that collect and transport flowback water from drilling and completion activities, and produced water from ongoing well production activities, to either our own or third-party disposal wells throughout the region, or to other customer locations for reuse in completing other wells. Additionally, our trucks collect and transport fresh water from water sources to operator locations for use in well completion activities.
Disposal Services
We manage a network of 13 owned and leased salt water disposal wells with current capacity of approximately 22 thousand barrels of water per day, and permitted capacity of approximately 22 thousand barrels of water per day in the Northeast division. Our salt water disposal wells in the Northeast division are operated under the Nuverra, Heckmann, and Clearwater brands.
Rental and Other Services
We maintain and lease rental equipment to oil and gas operators and others within the Northeast division. These assets include tanks and winch trucks used in drilling and completion activities.
Southern Division
The Southern division is comprised of the Haynesville Shale area, a predominantly natural gas producing basin, which is located across northwestern Louisiana and eastern Texas, and extends into southwestern Arkansas. We have operations in various locations throughout eastern Texas and northwestern Louisiana, including a yard in Frierson, Louisiana. Additionally, we operate a corporate support office in Houston, Texas. As of March 31, 2021, we had 65 employees in the Southern division.
Water Transport Services
We manage a fleet of 35 trucks in the Southern division that collect and transport flowback water from drilling and completion activities, and produced water from ongoing well production activities, to either our own or third-party disposal wells throughout the region. Additionally, our trucks collect and transport fresh water to operator locations for use in well completion activities.
In the Southern division, we also own and operate a 60-mile underground twin pipeline network for the collection of produced water for transport to interconnected disposal wells and the delivery of fresh water from water sources to operator locations for use in well completion activities. The pipeline network can currently handle disposal volumes up to approximately 50 thousand barrels per day with 6 disposal wells attached to the pipeline and is scalable up to approximately 106 thousand barrels per day.
Disposal Services
We manage a network of 7 owned and leased salt water disposal wells that are not connected to our pipeline with current capacity of approximately 32 thousand barrels of water per day, and permitted capacity of approximately 100 thousand barrels of water per day, in the Southern division.
Rental and Other Services
We maintain and lease rental equipment to oil and gas operators and others within the Southern division. These assets include tanks and winch trucks used in drilling and completion activities.
Trends Affecting Our Operating Results
COVID-19 Pandemic and Oil Price Fluctuations
The outbreak of the novel coronavirus (“COVID-19”) in the first quarter of 2020 and its continued spread across the globe throughout 2020 and through the first quarter of 2021 has resulted, and is likely to continue to result, in significant economic disruption, including reduction in energy demand and commodity price volatility. Beginning in the first quarter of 2020, federal, state and local governments implemented significant actions to mitigate the public health crisis, including shelter-in-place orders, business closures and capacity limits, quarantines, travel restrictions, executive orders and similar restrictions intended to control the spread of COVID-19. Over the remainder of 2020 and through the first quarter of 2021, many of these restrictions were adjusted based on the severity of the COVID-19 outbreak in particular communities, sometimes resulting in an easing of restrictions while other times resulting in a reinstatement or tightening of restrictions. During the first quarter of 2021 the distribution and administration of a vaccine has led to the beginning of the reopening of meaningful elements of the domestic economy. The economy has been and continues to be marked by significant uncertainty, and changes in travel patterns have resulted in a generally reduced demand for refined products, such as gasoline and jet fuel, and consequently a reduction in the demand for crude oil.
Additionally, beginning in early March 2020, the global oil markets were negatively impacted by an oil supply conflict occurring when the Organization of Petroleum Exporting Countries and other oil producing nations (“OPEC+”) were initially unable to reach an agreement on production levels for crude oil, at which point Saudi Arabia and Russia initiated efforts to aggressively increase crude oil production. The result was an oversupply of oil, which put downward pressure on the price of crude oil.
The convergence of the COVID-19 pandemic and oil supply conflict created a dramatic decline in the demand and price of crude oil. The resulting impact to oil prices during the first half of 2020 was significant, with the price per barrel of West Texas Intermediate (“WTI”) crude oil plummeting 56% during March 2020. WTI oil spot prices decreased from a high of $63 per barrel in early January to a low of $9 per barrel in late April, including negative pricing for one day in April. OPEC+ agreed in April 2020 to cut production, which began in May 2020 and has continued through the end of March 2021. WTI crude oil prices began to steadily rise during 2020, and since January 2021, prices have been between $47 and $66 per barrel. Despite the improvement in the crude oil markets, drilling and completion activity in the United States and our markets remain depressed compared to levels seen in early 2020 as measured by the U.S. onshore rig count. While commodity prices have increased, a recent trend by our customers, at the insistence of investors, has been to limit capital expenditures to cash flow and to return any excess cash to shareholders in the form of dividends or stock repurchases and or to repay debt. Despite improved crude oil prices, this trend has limited the increase in activity and pricing by our customers.
While we experienced minimal impact in the first quarter of 2020, we experienced a significant decline in activity during the remainder of 2020 and through the first quarter of 2021. We do not foresee a return to pre-COVID-19 activity and pricing during 2021 and possibly beyond. In anticipation of a meaningful and sustained decline in our revenues, during the first quarter of 2020, we implemented a number of initiatives to adjust our cost structure, including:
•
Adjusted salaries for all exempt and non-exempt non-contracted employees between 10% and 20%;

•
Headcount reduction of approximately 100 employees, including changes made earlier in the first quarter of 2020;

•
Reduced Chief Executive Officer’s salary by 25%, Chief Operating Officer salary by 20% and two other executives’ salaries between 10% and 20%;

•
Reduced the compensation program for the non-employee Board of Directors by 25%;

•
Materially scaled back operations in two completions-related businesses and closed one location; and

•
Reduced other non-critical operating expenses.

Additionally, we implemented a significant reduction in our capital expenditures budget. We continue to maintain most of our pay reductions and other savings initiatives, but monitor market conditions that would necessitate increasing employee wages. In February 2021, the Company implemented a partial restoration of the salary reductions that were implemented in the second quarter of 2020, which restored approximately one-third of the wages cut.
Our liquidity may be negatively impacted depending on how quickly consumer demand and oil prices stabilize. A lack of confidence in our industry on the part of the financial markets may result in a lack of access to capital, which could lead to reduced liquidity, an event of default, or an inability to access amounts available under our operating line of credit of $5.0 million, and our letter of credit facility of $5.35 million.
While we are not able to estimate the full impact of the COVID-19 outbreak and the decrease in oil production levels on our financial condition and future results of operations, we expect that this situation will have an adverse effect on our reported results through 2021 and possibly beyond.

Other Trends Affecting Operating Results
Our results are affected by capital expenditures made by the exploration and production operators in the shale basins in which we operate. These capital expenditures determine the level of drilling and completion activity which in turn impact the amount of produced water, water for fracking, flowback water, drill cuttings and rental equipment requirements that create demand for our services. The primary drivers of these expenditures are current or anticipated prices of crude oil and natural gas. Prices trended lower during the first quarter of 2020 and increased during the first quarter of 2021. The average price per barrel of WTI crude oil was $58.09 for the three months ended March 31, 2021 as compared to $45.34 for the three months ended March 31, 2020. The average price per million Btu of natural gas as measured by the Henry Hub Natural Gas Index was $3.50 for the three months ended March 31, 2021 compared to $1.91 for the three months ended March 31, 2020. See “COVID-19 Pandemic and Oil Price Declines” above for further discussion.
The rapid drop in crude prices occurred primarily in March and April 2020. Since June 2020, crude oil prices have ranged between $35 and $68 per barrel. The drop in crude oil prices had minimal impact on the first quarter of 2020 operating results as our customers had little time to adjust activity levels. However, our customers’ drilling and completion activity fell substantially beginning in the second quarter of 2020, with many customers also shutting in or lowering production as a result of spot crude prices falling below the cash costs of production in many basins and wells. While crude oil prices have recovered, the increase in activity has been in the Permian Basin and activity in the Bakken has remained slow, with the rig count remaining below 15 in 2021 thus far compared to 50 in the first quarter of 2020.
During June 2020, per the North Dakota Industrial Commission, approximately 28% of daily crude oil production in the Bakken shale region was estimated to have been shut-in, contributing to a reduction of approximately 405,000 barrels per day. The curtailed production dropped the volumes of produced water accordingly. This had a dramatic negative effect on our produced water business in the Rocky Mountain division that has been slow to rebound. Additionally, in early July 2020, a United States court ruling ordered the shutdown of the Dakota Access Pipeline (“DAPL”) over concerns on the environmental impact of the pipeline. The DAPL is a major transporter of oil volumes from the Bakken shale area with capacity to transport in excess of 500,000 barrels per day. Although transport of product from the Bakken shale area historically has also occurred by rail and other means, the net prices realized by producers is significantly lower than crude oil sold into the DAPL. As a result, if the pipeline is shut down, activity in the basin should be lower as the economics to the operators will deteriorate. Appeals courts have allowed the DAPL to continue to operate in the near term, but courts have also vacated needed easements making DAPL vulnerable to being shut down by government action or further litigation. The potential closure of the DAPL has customers cautious about returning to more normal business volumes and/or deferring capital expenditure projects until the litigation has been adjudicated.
While commodity prices have increased, a recent trend by our customers, at the insistence of investors, has been to limit capital expenditures to cash flow and to return any excess cash to shareholders in the form of dividends or stock repurchases and or to repay debt. This trend may limit the increase in activity and pricing by our customers despite commodity price increases as our customers focus on these objectives versus increasing production volumes.
We are seeing increased pressure on wages as other parts of the economy have remained strong or improved. This phenomenon has required us to evaluate and in some cases adjust hourly rates and salaries for drivers and mechanics, for example. In addition, given the lower wage scale in the energy industry, we are facing challenges to recruit drivers who historically migrated to the energy industry in search of a higher compensation structure.
As crude oil prices have increased and the economy begins to reopen, we are seeing significant increases in fuel prices which we will monitor as those charges are a significant operating cost for the business.
During 2020 and the first three months of 2021, we have seen continued reuse and water sharing in the Northeast. Some of our customers are using produced and flowback water for fracking as they have determined it is more economical to transport produced water to sites than it is to dispose of the water.

Operators are also sharing water with other operators to avoid disposal. Transporting shared or reused water still requires trucking services, but it is generally shorter haul work done at an hourly rate which negatively impacts our revenues.
Other Factors Affecting Our Operating Results
Our results are also driven by a number of other factors, including (i) availability of our equipment, which we have built through acquisitions and capital expenditures, (ii) transportation costs, which are affected by fuel costs, (iii) utilization rates for our equipment, which are also affected by the level of our customers’ drilling and production activities, competition, and our ability to relocate our equipment to areas in which oil and natural gas exploration and production activities are growing, (iv) the availability of qualified employees (or alternatively, subcontractors) in the areas in which we operate, (v) labor costs, (vi) changes in governmental laws and regulations at the federal, state and local levels, (vii) seasonality and weather events, (viii) pricing and (ix) our health, safety and environmental performance record.
While we have agreements in place with certain of our customers to establish pricing for our services and various other terms and conditions, these agreements typically do not contain minimum volume commitments or otherwise require the customer to use us. Accordingly, our customer agreements generally provide the customer the ability to change the relationship by either in-sourcing some or all services we have historically provided or by contracting with other service providers. As a result, even with respect to customers with which we have an agreement to establish pricing, the revenue we ultimately receive from that customer, and the mix of revenue among lines of services provided, is unpredictable and subject to variation over time.
The results reported in the accompanying condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. The condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements, including the notes thereto, contained in our 2020 Annual Report on Form 10-K.
Results of Operations:
Three Months Ended March 31, 2021 Compared to the Three Months Ended March 31, 2020
The following table sets forth for each of the periods indicated our statements of operations data (dollars in thousands):
	Three Months Ended March 31,		Increase (Decrease)
	2021	2020	2021 versus 2020
Revenue:
Service revenue	$22,326	$34,471	$(12,145)	(35.2)%
Rental revenue	1,339	3,471	(2,132)	(61.4)%
Total revenue	23,665	37,942	(14,277)	(37.6)%
Costs and expenses:
Direct operating expenses	20,981	31,476	(10,495)	(33.3)%
General and administrative expenses	3,527	4,924	(1,397)	(28.4)%
Depreciation and amortization	6,070	7,989	(1,919)	(24.0)%
Impairment of long-lived assets	—	15,579	(15,579)	(100.0)%
Total costs and expenses	30,578	59,968	(29,390)	(49.0)%
Operating loss	(6,913)	(22,026)	(15,113)	68.6%
Interest expense, net	(678)	(1,160)	(482)	(41.6)%
Other income (expense), net	(4)	142	(146)	(102.8)%
Reorganization items, net	(8)	—	(8)	N/A
Loss before income taxes	(7,603)	(23,044)	(15,441)	67.0%
Net loss	$(7,603)	$(23,044)	$(15,441)	67.0%

Service Revenue
Service revenue consists of fees charged to customers for water transport services, disposal services and other services associated with the drilling, completion, and ongoing production of shale oil and natural gas.
On a consolidated basis, service revenue for the three months ended March 31, 2021 was $22.3 million, down $12.1 million, or 35.2%, from $34.5 million in the prior year period. The decline in service revenue is primarily due to decreases in water transport services and disposal services in all three divisions. As the primary causes of the decreases in water transport services and decreases in disposal services are different for all three divisions, see “Segment Operating Results” below for further discussion.
Rental Revenue
Rental revenue consists of fees charged to customers for use of equipment owned by us, as well as other fees charged to customers for items such as delivery and pickup of equipment. Our rental business is primarily located in the Rocky Mountain division, however, we do have some rental equipment available in both the Northeast and Southern divisions.
Rental revenue for the three months ended March 31, 2021 was $1.3 million, down $2.1 million, or 61.4%, from $3.5 million in the prior year period due to a significant decline in drilling and completion activity, which resulted in lower utilization and the return of rental equipment by our customers in the Rocky Mountain division.
Direct Operating Expenses
The primary components of direct operating expenses are compensation, third-party hauling, fuel and repairs and maintenance costs.
Direct operating expenses for the three months ended March 31, 2021 decreased $10.5 million to $21.0 million from $31.5 million in the prior year period. The decrease is primarily attributable to lower activity levels in water transport services and disposal services and company-enacted cost cutting measures resulting in a decline in third-party hauling costs and fleet-related expenses, including fuel and maintenance and repair costs. See “Segment Operating Results” below for further details on each division.
General and Administrative Expenses
General and administrative expenses for the three months ended March 31, 2021 were $3.5 million, down $1.4 million, or 28.4%, from $4.9 million in the three months ended March 31, 2020 due primarily to a decrease in compensation costs resulting from broad employee wage reductions and layoffs. There were partial wage increases that took effect in March 2021 for employees whose wages had been reduced in prior periods.
Depreciation and Amortization
Depreciation and amortization for the three months ended March 31, 2021 was $6.1 million, down 24.0% as compared to $8.0 million in the prior year period. The decrease is primarily attributable to a lower depreciable asset base due to impairment of long-lived assets during 2020, the sale of under-utilized or non-core assets and assets becoming fully depreciated partially offset by asset additions.
Impairment of Long-lived Asset
Long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.
There were no impairment charges recorded during the three months ended March 31, 2021.
Due to the impacts of the outbreak of COVID-19 and the oil supply conflict between two major oil producing countries, there was a significant decline in oil prices during the first quarter of 2020, which resulted in a decrease in activities by our customers. As a result of these events, during the three months ended March 31, 2020, there were indicators that the carrying values of the assets associated with the landfill in the Rocky Mountain division and trucking equipment in the Southern division were not recoverable and as a result we recorded long-lived asset impairment charges of $15.0 million.
During the three months ended March 31, 2020, certain property classified as held for sale in the Rocky Mountain division was evaluated for impairment based on an accepted offer received by the Company for the sale of the property. As a result of that offer, an impairment charge of $0.6 million was recorded during the same period. There was a signed purchase agreement for the property and the sale was expected to close within the following three months.
Interest Expense, net
Interest expense, net during the three months ended March 31, 2021 was $0.7 million compared to $1.2 million in the prior year period. The decrease is primarily due to the retirement of the First Lien Credit Agreement and Second Lien Term Loan Agreement (as defined below) and the lower overall effective interest rates on our outstanding debt.
Other Income, net
During the three months ended March 31, 2021, we had other income, net of $4 thousand compared to $0.1 million in the prior year period. Other income, net during the three months ended March 31, 2020 primarily consisted of $0.1 million of bankruptcy settlement received from one of our vendors.
Income Taxes
No income tax expense or benefit was recorded for the three months ended March 31, 2021 or March 31, 2020. The primary item impacting income taxes for the three months ended March 31, 2021 and March 31, 2020 was the valuation allowance against our deferred tax assets. See Note 12 in the Notes to the Condensed Consolidated Financial Statements herein for additional information on income taxes.
Segment Operating Results: Three Months Ended March 31, 2021 and 2020
The following table shows operating results for each of our segments for the three months ended March 31, 2021 and 2020:
	Rocky Mountain	Northeast	Southern	Corporate/Other	Total
Three months ended March 31, 2021
Revenue	$12,789	$7,306	$3,570	$—	$23,665
Direct operating expenses	11,363	6,653	2,965	—	20,981
Operating loss	(1,807)	(2,061)	(945)	(2,100)	(6,913)
Three months ended March 31, 2020
Revenue	$23,468	$9,794	$4,680	$—	$37,942
Direct operating expenses	19,551	8,371	3,554	—	31,476
Operating income (loss)	(13,220)	(1,762)	(4,509)	(2,535)	(22,026)
Change
Revenue	$(10,679)	$(2,488)	$(1,110)	$—	$(14,277)
Direct operating expenses	(8,188)	(1,718)	(589)	—	(10,495)
Operating (loss) income	11,413	(299)	3,564	435	15,113
Rocky Mountain
The Rocky Mountain division has experienced a significant slowdown as compared to the prior year, as evidenced by the rig count declining 77%, from 52 at March 31, 2020 to 12 at March 31, 2021. Although there was a notable increase in WTI crude oil price per barrel, which averaged $58.09 in the first quarter of 2021 versus an average of $45.34 for the same period in the prior year, new drilling and completion activities have been very low as many of the larger exploration and production companies focused their capital spending in other basins. Revenues for the Rocky Mountain division decreased by $10.7 million, or 46%, during the three months ended March 31, 2021 as compared to the three months ended March 31, 2020, primarily due to a $4.7 million, or 33%, decrease in water transport revenues from lower trucking volumes. Revenue from company-owned trucking revenue declined 33%, or $3.4 million and third-party trucking revenue decreased 20%, or $0.7 million, and water transfer revenue decreased $0.6 million or 99%. The principal factors in the decline were a reduction in company drivers (a decline of approximately 40%), competition that lowered rates (approximately 15%) and reduced service work as a function of the decline in drilling and completion activity. Our rental and landfill businesses are our two service lines most levered to drilling activity. Rental revenues decreased by 61%, or $2.1 million, in the current year due to lower utilization and pricing resulting from a significant decline in drilling activity. Our landfill revenues decreased 97%, or $1.4 million, compared to prior year due primarily to a 98% decrease in disposal volumes as rigs working in the vicinity declined materially. In addition, the landfill was near capacity and we actively managed the facility to keep volumes low. Our salt water disposal well revenue decreased $1.1 million, or 46%, compared to the prior year as lower completion activity and production volumes led to a 44% decrease in average barrels per day disposed during the current year largely as a result of the trend of operators transporting water to disposal wells via pipeline. Other revenue not related to the categories above decreased by $1.3 million.
For the Rocky Mountain division, direct operating costs decreased by $8.2 million during the three months ended March 31, 2021 as compared to the three months ended March 31, 2020 due primarily to lower activity levels for water transport services, lower disposal costs, reduced third party hauling costs, lower compensation expenses and fuel, maintenance and repair costs.
Northeast
Revenues for the Northeast division decreased by $2.5 million, or 25%, during the three months ended March 31, 2021 as compared to the three months ended March 31, 2020 due to decreases in water transport services of $1.8 million, or 25%, and disposal services of $0.4 million, or 19%. Although natural gas prices per million Btu, as measured by the Henry Hub Natural Gas Index, increased 83.2% from an average of $1.91 for the three months ended March 31, 2020 to an average of $3.50 for the three months ended March 31, 2021, the rig count declined 26% from 50 during the three months ended March 31, 2020 to 37 during the three months ended March 31, 2021. This led to lower activity levels for both water transport services and disposal services. Our customers continued the industry trend of water reuse and water sharing in 2021. Water reuse inherently reduces trucking activity due to shorter hauling distances as water is being transported between well sites rather than to disposal wells. For our trucking services, revenues per billed hour decreased by 15% which was a function of the increased competition and the operator focus on reducing costs. The regional driver count declined approximately 30% year over year which also contributed to the lower revenue. The combination of a lower rig count, water reuse and sharing and competition, contributed to the decline in disposal volumes and pricing.
For the Northeast division, direct operating costs decreased by $1.7 million during the three months ended March 31, 2021 as compared to the three months ended March 31, 2020 due to a combination of lower activity levels for water transport services and disposal services as well as company cost cutting initiatives resulting in a decline in compensation costs and fleet-related expenses, including fuel costs. Operating loss increased by $0.3 million over the prior year period due primarily to $2.5 million in lower revenue, offset by a $1.7 million decrease in direct operating expenses and $0.5 million decrease in depreciation and amortization expense.
Southern
Revenues for the Southern division decreased by $1.1 million, or 24%, during the three months ended March 31, 2021 as compared to the three months ended March 31, 2020. The decrease is due primarily to lower disposal well volumes, whether connected to the pipeline or not, resulting from a decrease in overall activity which was amplified by severe weather events during the three months ended March 31, 2021. There were fewer rigs operating in the area as well as lower revenue per barrel. Rig count declined 4% in the area, from 48 at March 31, 2020 to 46 at March 31, 2021. Volumes received in our disposal wells not connected to our pipeline decreased by an average of 7,547 barrels per day (or 30%) during the current year and volumes received in the disposal wells connected to the pipeline decreased by an average of 10,230 barrels per day (or 27%) during the current year.
For the Southern division, direct operating costs decreased by $0.6 million during the three months ended March 31, 2021 as compared to the three months ended March 31, 2020 due to lower activity levels for disposal services resulting in a decline in fleet-related expenses, including fuel and maintenance and repair costs and compensation costs. Operating loss improved by $3.6 million as compared to the prior year primarily due to $3.4 million of impairment of long-lived assets during the prior year.
Corporate/Other
The costs associated with the Corporate/Other division are primarily general and administrative costs. The Corporate general and administrative costs for the three months ended March 31, 2021 were $0.4 million lower than those reported for the three months ended March 31, 2020 due primarily to a decrease in compensation costs resulting from cost reduction initiatives implemented during 2020. The compensation was partially reinstated during the three months ended March 31, 2021.
Liquidity and Capital Resources
Cash Flows and Liquidity
Our consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business. Our sources of cash during the three months ended March 31, 2021 included cash generated by our operations and asset sales. During the three months ended March 31, 2021 and March 31, 2020, net cash used in operating activities was $0.8 million and $7.4 million, respectively, and net loss was $7.6 million and $23.0 million, respectively. As of March 31, 2021, our total indebtedness was $34.4 million and total liquidity was $15.6 million, consisting of $10.6 million of cash and $5.0 million available under the Operating LOC Loan (as defined below).
On November 16, 2020, the Company entered into a Loan Agreement (the “Master Loan Agreement”) with First International Bank & Trust, a North Dakota banking corporation (“Lender”). Pursuant to the Master Loan Agreement, Lender agreed to extend to the Company: (i) a $13.0 million equipment term loan (the “Equipment Loan”); (ii) a $10.0 million real estate term loan (the “CRE Loan”); (iii) a $5.0 million operating line of credit (the “Operating LOC Loan”); and (iv) a $4.839 million letter of credit facility (the “Letter of Credit Facility”) (the CRE Loan, the Equipment Loan, the Operating LOC Loan and the Letter of Credit Facility, collectively may be referred to as the “Loans”). The Loans were funded and closed on November 20, 2020. The Letter of Credit Facility was amended on January 25, 2021, in order to increase by $510,000 the maximum availability thereunder, for up to $5.349 million. In connection with the closing of the Loans, the Company repaid all outstanding obligations in full under (a) our First Lien Credit Agreement (the “First Lien Credit Agreement”), by and among the lenders party thereto, ACF FinCo I, LP, as administrative agent, and the Company and (b) our Second Lien Term Loan Agreement (the “Second Lien Term Loan Agreement”) by and among the lenders party thereto, Wilmington Savings Fund Society, FSB, as administrative agent, and the Company, totaling $12.6 million and $8.3 million, respectively.
The Company continues to incur operating losses, and we anticipate losses to continue into the near future. Additionally, due to the COVID-19 outbreak, there has been a significant decline in oil and natural gas demand, which has negatively impacted our customers’ demand for our services, resulting in uncertainty surrounding the potential impact on our cash flows, results of operations and financial condition. We expect demand for oilfield services to be curtailed for the foreseeable future as we anticipate our customers’ crude oil or natural gas drilling and completion activity to continue to operate at lower levels.
In order to mitigate these conditions, the Company implemented various initiatives during 2020 that management believes positively impacted our operations, including personnel and salary reductions, other changes to our operating structure to achieve additional cost reductions, and the sale of certain assets. We believe that as a result of the cost reduction initiatives, our cash flow from operations, together with cash on hand and other available liquidity, will provide sufficient liquidity to fund operations for at least the next twelve months.
The following table summarizes our sources and uses of cash for the three months ended March 31, 2021 and March 31, 2020 (in thousands):
	Three Months Ended March 31,
Net cash provided by (used in):	2021	2020
Operating activities	$(767)	$7,413
Investing activities	(523)	(1,237)
Financing activities	(842)	(1,419)
Net change in cash, cash equivalents and restricted cash	$(2,132)	$4,757
Operating Activities
Net cash used in operating activities was $0.8 million for the three months ended March 31, 2021. The net loss, after adjustments for non-cash items, used cash of $1.1 million, compared to $1.0 million provided in the corresponding 2020 period. Changes in operating assets and liabilities provided $0.3 million in cash primarily due to an increase in accounts payable because of the timing of cash payments. The non-cash items and other adjustments included $6.1 million of depreciation and amortization, and stock-based compensation expense of $0.1 million, partially offset by a $0.1 million gain on the sale of assets.
Net cash provided by operating activities was $7.4 million for the three months ended March 31, 2020. The net loss, after adjustments for non-cash items, provided cash of $1.0 million. Changes in operating assets and liabilities used $6.4 million in cash primarily due to decreases in accounts payable and accrued liabilities. The non-cash items and other adjustments included $8.0 million of depreciation and amortization, stock-based compensation expense of $0.3 million, long-lived asset impairment charges of $15.6 million partially offset by a $0.1 million gain on the sale of assets.
Investing Activities
Net cash used in investing activities was $0.5 million for the three months ended March 31, 2021 and primarily consisted of $0.6 million of purchases of property, plant and equipment partially offset by $0.1 million of proceeds from the sale of property, plant and equipment. Asset sales were primarily comprised of the disposition of motor vehicles and under-utilized or non-core assets, while asset purchases included investments in our disposal capacity and our fleet upgrades for water transport and disposal services.
Net cash used in investing activities was $1.2 million for the three months ended March 31, 2020 and primarily consisted of $1.4 million of purchases of property, plant and equipment partially offset by $0.2 million of proceeds from the sale of property, plant and equipment. Asset sales were primarily comprised of under-utilized or non-core assets, while asset purchases included investments in our disposal capacity and our truck fleet for water transport and disposal services.
Financing Activities
Net cash used in financing activities was $0.8 million for the three months ended March 31, 2021 and was primarily comprised of $0.1 million of payments on the CRE Loan and $0.7 million of payments on vehicle finance leases and other financing activities.
Net cash used in financing activities was $1.4 million for the three months ended March 31, 2020 and was primarily comprised of $0.8 million of payments on the First Lien Credit Agreement and Second Lien Term Loan Agreement and $0.6 million of payments on finance leases and other financing activities.
Capital Expenditures
Our capital expenditure program is subject to market conditions, including customer activity levels, commodity prices, industry capacity and specific customer needs. Cash required for capital expenditures for the three months ended March 31, 2021 totaled $0.6 million compared to $1.4 million for the three months ended March 31, 2020. These capital expenditures were partially offset by proceeds received from the sale of under-utilized or non-core assets of $0.1 million and $0.2 million in the three months ended March 31, 2021 and 2020, respectively.
A portion of our transportation-related capital requirements are financed through finance leases (see Note 4 in the Notes to the Condensed Consolidated Financial Statements herein for further discussion of finance leases). We had none and $43 thousand of equipment additions under finance leases during the three months ended March 31, 2021 and March 31, 2020, respectively.
We continue to focus on improving the utilization of our existing assets and optimizing the allocation of resources in the various shale basins in which we operate. Due to the COVID-19 outbreak, we implemented a significant reduction in our capital expenditures budget for fiscal 2021, as discussed above in “Trends Affecting Our Operating Results.” Our planned capital expenditures for 2021 are expected to be financed through cash flow from operations, finance leases, borrowings under our Operating LOC Loan, or a combination of the foregoing.
Indebtedness
As of March 31, 2021, we had $34.4 million of indebtedness outstanding, consisting of $13.0 million under the Equipment Loan, $9.8 million under the CRE Loan, $4.0 million under our Paycheck Protection Program (the “PPP”) loan under the Coronavirus Aid, Relief, and Economic Security Act, (the “PPP Loan”), $0.3 million under our vehicle term loan, $0.1 million under our equipment finance loan and $7.2 million of finance leases for vehicle financings and real property leases.
The borrower under the PPP Loan, an indirect wholly-owned subsidiary of the Company (the “PPP Borrower”) used the PPP Loan proceeds for designated qualifying expenses over the covered period and applied for forgiveness of the PPP Loan during September 2020 in accordance with the terms of the PPP, but no assurance can be given that the PPP Borrower will obtain forgiveness of the PPP Loan in whole or in part. As such, the Company has classified the PPP Loan as debt and it is included in long-term debt on the consolidated balance sheet. See Note 10 in the Notes to the Condensed Consolidated Financial Statements herein for a discussion about our debt arrangements and related terms.
The Loans contain certain affirmative and negative covenants, including a minimum debt service coverage ratio, beginning December 31, 2021, as well as other terms and conditions that are customary for loans of this type. As of March 31, 2021, we were in compliance with all covenants.
Off Balance Sheet Arrangements
As of March 31, 2021, we did not have any material off-balance-sheet arrangements as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.
Critical Accounting Policies
There have been no significant changes to our Critical Accounting Policies during the three months ended March 31, 2021 from those disclosed in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2020 Annual Report on Form 10-K.
Item 3.   Quantitative and Qualitative Disclosures about Market Risk
There have been no material changes in our quantitative and qualitative disclosures about market risk from those disclosed in “Item 7A. Quantitative and Qualitative Disclosures about Market Risk” in our 2020 Annual Report on Form 10-K.
Item 4.   Controls and Procedures
Disclosure Controls and Procedures
As of the end of the period covered by this Quarterly Report, we performed an evaluation, under the supervision and with the participation of our Chief Executive Officer (Principal Executive Officer) and

Interim Chief Financial Officer (Principal Financial Officer), of our disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based upon that evaluation, our Chief Executive Officer and Interim Chief Financial Officer concluded that our disclosure controls and procedures were effective at that time to provide reasonable assurance that the information required to be disclosed in our reports filed with the SEC under the Exchange Act, are recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and are accumulated and communicated to our management, including the Chief Executive Officer and Interim Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting during the three months ended March 31, 2021 that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

PART II — OTHER INFORMATION
Item 1.   Legal Proceedings
See “Legal Matters” in Note 15 of the Notes to the Condensed Consolidated Financial Statements for a description of our material legal proceedings.
Item 1A.   Risk Factors
In addition to the information set forth in this Quarterly Report, you should carefully consider the risk factors discussed in Part I, Item 1A. Risk Factors of our 2020 Annual Report on Form 10-K.
Item 2.   Unregistered Sales of Equity Securities and Use of Proceeds.
None.
Item 3.   Defaults Upon Senior Securities
None.
Item 4.   Mine Safety Disclosures
Not applicable.
Item 5.   Other Information
None.

Item 6.   Exhibits
The exhibits listed on the “Exhibit Index” set forth below are filed or furnished with this Quarterly Report on Form 10-Q or incorporated by reference as set forth therein.
Exhibit Number	Description
10.1	First Amendment to Loan Agreement, dated January 25, 2021, with First International Bank & Trust and the Company (incorporated by reference to Exhibit 10.1 to Nuverra’s Current Report on Form 8-K filed with the SEC on January 29, 2021).
10.2	Amended and Restated Promissory Note (Letter of Credit Loan), dated January 25, 2021, by the Company in favor of First International Bank & Trust (incorporated by reference to Exhibit 10.2 to Nuverra’s Current Report on Form 8-K filed with the SEC on January 29, 2021).
31.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	XBRL Instance Document — The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.
104.1*	Cover Page Interactive Data File — The cover page interactive data file does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.

*
Filed herewith

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
NUVERRA ENVIRONMENTAL SOLUTIONS, INC.
(Registrant)
Date:
May 11, 2021

/s/ Charles K. Thompson

Name:
Charles K. Thompson

Title:
Principal Executive Officer
(Principal Executive Officer)

/s/ Eric Bauer

Name:
Eric Bauer

Title:
Executive Vice President and Interim Chief Financial Officer
(Principal Financial Officer)

ANNEX Q

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of report (Date of earliest event reported): July 19, 2021

Nuverra Environmental Solutions, Inc.
(Exact Name of Registrant as Specified in Charter)

Delaware	001-33816	26-0287117
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
6720 N. Scottsdale Road, Suite 190, Scottsdale, AZ 85253
(Address of Principal Executive Offices) (Zip Code)
Registrant’s telephone number, including area code: (602) 903-7802
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions (see General Instruction A.2 below):
☐
Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

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Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.01 par value	NES	NYSE American
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
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Emerging growth company

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If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 5.02
Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On July 19, 2021, Nuverra Environmental Solutions, Inc. (the “Company”) announced that Robert Y. Fox, President and Chief Operating Officer, will be departing the Company and that his last day of employment will be July 23, 2021. In connection with his departure, Mr. Fox will receive the following payments and other benefits, which are substantially consistent with the payments and benefits he is entitled to receive under Section 9.a of his existing Employment Agreement dated as of June 18, 2018 (as amended, the “Fox Employment Agreement”): (i) a lump sum payment, to be paid within sixty (60) days following the last day of employment, equal to 12 months of Mr. Fox’s base salary, calculated based on the annual salary in effect prior to a voluntary salary reduction agreed to by Mr. Fox in April 2020, plus 12 months of COBRA premiums under the Company’s group health, dental and vision plans based on Mr. Fox’s current coverage status; and (ii) accelerated vesting of certain unvested time-based restricted stock units previously issued to Mr. Fox. As contemplated by the Fox Employment Agreement, the parties intend to enter into a Release Agreement that will contain, among other things, a mutual release of claims between the Company and Mr. Fox and a reaffirmation by Mr. Fox of certain post-employment restrictive covenants contained in the Fox Employment Agreement.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
NUVERRA ENVIRONMENTAL SOLUTIONS, INC.
Date: July 23, 2021	By:	/s/ Joseph M. Crabb
		Name:	Joseph M. Crabb
		Title:	Executive Vice President, Chief Legal Officer and Corporate Secretary

ANNEX R

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

(Mark One)
☒
QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended: June 30, 2021
or
☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to           .
Commission File Number: 001-33816

(Exact name of registrant as specified in its charter)

Delaware	26-0287117
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
11111 Katy Freeway, Suite 1006, Houston, TX 77079
(602) 903-7802
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.01 par value	NES	NYSE American
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐ No ☒
Indicate by check mark whether the registrant has filed all the documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes ☒ No ☐
The number of shares outstanding of the registrant’s common stock as of July 31, 2021 was 16,000,080.

Forward-Looking Statements
In addition to historical information, this Quarterly Report on Form 10-Q (“Quarterly Report”) contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the United States Securities Exchange Act of 1934, as amended, or the “Exchange Act.” These statements relate to our expectations for future events and time periods. All statements other than statements of historical fact are statements that could be deemed to be forward-looking statements, including, but not limited to, statements regarding:
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the impact of the coronavirus disease 2019 (“COVID-19”) pandemic and commodity market disruptions;

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future financial performance and growth targets or expectations;

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market and industry trends and developments, and

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the potential benefits of any financing transactions and any potential benefits from future merger, acquisition, disposition, and restructuring transactions.

You can identify these and other forward-looking statements by the use of words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “might,” “will,” “should,” “would,” “could,” “potential,” “future,” “continue,” “ongoing,” “forecast,” “project,” “target” or similar expressions, and variations or negatives of these words.
These forward-looking statements are based on information available to us as of the date of this Quarterly Report and our current expectations, forecasts and assumptions, and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date. Future performance cannot be ensured, and actual results may differ materially from those in the forward-looking statements. Some factors that could cause actual results to differ include, among others:
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the severity, magnitude and duration of the COVID-19 pandemic and commodity market disruptions;

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changes in commodity prices;

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fluctuations in consumer trends, pricing pressures, transportation costs, changes in raw material or labor prices or rates related to our business and changing regulations or political developments in the markets in which we operate;

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risks associated with our indebtedness, including changes to interest rates, decreases in our borrowing availability, our ability to manage our liquidity needs and to comply with covenants under our credit facilities, including as a result of COVID-19 and oil price declines which are discussed further in Segment Operating Results;

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the loss of one or more of our larger customers;

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delays in customer payment of outstanding receivables and customer bankruptcies;

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natural disasters, such as hurricanes, earthquakes and floods, pandemics (including COVID-19), acts of terrorism, or extreme weather conditions, that may impact our business locations, assets, including wells or pipelines, or distribution channels, or which otherwise may disrupt our customers’ operations or the markets we serve;

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disruptions impacting crude oil and natural gas transportation, processing, refining, and export systems, including vacated easements, environmental impact studies, forced shutdown by governmental agencies and litigation affecting the Dakota Access Pipeline;

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bans on drilling and fracking leases and permits on federal land;

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our ability to attract and retain key executives and qualified employees in strategic areas of our business;

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our ability to attract and retain a sufficient number of qualified truck drivers;

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the unfavorable change to credit and payment terms due to changes in industry condition or our financial condition, which could constrain our liquidity and reduce availability under our operating line of credit;

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higher than forecasted capital expenditures to maintain and repair our fleet of trucks, tanks, pipeline, equipment and disposal wells;

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our ability to control costs and expenses;

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changes in customer drilling, completion and production activities, operating methods and capital expenditure plans, including impacts due to low oil and/or natural gas prices, shut-in production, decline in operating drilling rigs, closures or pending closures of third-party pipelines or the economic or regulatory environment;

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risks associated with the limited trading volume of our common stock on the NYSE American Stock Exchange, including potential fluctuation in the trading prices of our common stock;

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risks and uncertainties associated with the potential for a further appeal of the order confirming our previously completed plan of reorganization;

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risks associated with the reliance on third-party analyst and expert market projections and data for the markets in which we operate that is utilized in our business strategy;

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present and possible future claims, litigation or enforcement actions or investigations;

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risks associated with changes in industry practices and operational technologies;

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risks associated with the operation, construction, development and closure of salt water disposal wells, solids and liquids transportation assets, landfills and pipelines, including access to additional locations and rights-of-way, permitting and licensing, environmental remediation obligations, unscheduled delays or inefficiencies and reductions in volume due to micro- and macro-economic factors or the availability of less expensive alternatives;

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the effects of competition in the markets in which we operate, including the adverse impact of competitive product announcements or new entrants into our markets and transfers of resources by competitors into our markets;

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changes in economic conditions in the markets in which we operate or in the world generally, including as a result of political uncertainty;

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reduced demand for our services due to regulatory or other influences related to extraction methods such as hydraulic fracturing, shifts in production among shale areas in which we operate or into shale areas in which we do not currently have operations, and shifts to reuse of water and water sharing in completion activities;

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the unknown future impact of changes in laws and regulation on waste management and disposal activities, including those impacting the delivery, storage, collection, transportation, and disposal of waste products, as well as the use or reuse of recycled or treated products or byproducts;

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risks involving developments in environmental or other governmental laws and regulations in the markets in which we operate and our ability to effectively respond to those developments including laws and regulations relating to oil and natural gas extraction businesses, particularly relating to water usage, and the disposal and transportation of liquid and solid wastes; and

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other risks identified in this Quarterly Report or referenced from time to time in our filings with the United States Securities and Exchange Commission.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this Quarterly Report. Except as required by law, we do not undertake any obligation to update or release any revisions to these forward-looking statements to reflect any events or circumstances, whether as a result of new information, future events, changes in assumptions or otherwise, after the date hereof.

PART I — FINANCIAL INFORMATION
Item 1.   Financial Statements
NUVERRA ENVIRONMENTAL SOLUTIONS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)
(Unaudited)
	June 30, 2021	December 31, 2020
Assets
Cash and cash equivalents	$7,374	$12,880
Restricted cash	3,323	2,820
Accounts receivable, net of allowance for doubtful accounts of $1.0 million and $1.0 million at June 30, 2021 and December 31, 2020, respectively	15,270	15,427
Inventories	2,881	2,852
Prepaid expenses and other receivables	2,421	3,119
Assets held for sale	778	778
Total current assets	32,047	37,876
Property, plant and equipment, net of accumulated depreciation of $129.7 million and $114.9 million at June 30, 2021 and December 31, 2020, respectively	140,705	151,164
Operating lease assets	1,526	1,691
Equity investments	—	35
Intangibles, net	168	194
Other assets	86	106
Total assets	$174,532	$191,066
Liabilities and Shareholders’ Equity
Accounts payable	$4,851	$5,130
Accrued and other current liabilities	9,617	9,550
Current portion of long-term debt	2,269	2,433
Total current liabilities	16,737	17,113
Long-term debt	26,740	31,673
Noncurrent operating lease liabilities	1,259	1,360
Deferred income taxes	120	120
Long-term contingent consideration	500	500
Asset retirement obligations	8,164	8,017
Total liabilities	53,520	58,783
Commitments and contingencies
Shareholder’s equity:
Preferred stock $0.01 par value (1,000 shares authorized, no shares issued and outstanding at June 30, 2021 and December 31, 2020)	—	—
Common stock, $0.01 par value (75,000 shares authorized, 16,195 shares issued and 16,001 outstanding at June 30, 2021, and 15,833 shares issued and 15,772 outstanding at December 31, 2020)	161	158
Additional paid-in capital	340,185	339,663
Treasury stock (194 shares and 60 shares at June 30, 2021 and December 31, 2020, respectively)	(813)	(477)
Accumulated deficit	(218,521)	(207,061)
Total shareholders’ equity	121,012	132,283
Total liabilities and equity	$174,532	$191,066
The accompanying notes are an integral part of these statements.

NUVERRA ENVIRONMENTAL SOLUTIONS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)
(Unaudited)
	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Revenue:
Service revenue	$23,113	$22,956	$45,439	$57,427
Rental revenue	1,661	1,510	3,000	4,981
Total revenue	24,774	24,466	48,439	62,408
Costs and expenses:
Direct operating expenses	21,437	18,551	42,418	50,027
General and administrative expenses	4,844	4,445	8,371	9,369
Depreciation and amortization	5,734	7,156	11,804	15,145
Impairment of long-lived assets	—	—	—	15,579
Total costs and expenses	32,015	30,152	62,593	90,120
Operating loss	(7,241)	(5,686)	(14,154)	(27,712)
Interest expense, net	(641)	(1,116)	(1,319)	(2,276)
Other income (expense), net	4,025	38	4,013	180
Loss before income taxes	(3,857)	(6,764)	(11,460)	(29,808)
Income tax expense	—	(15)	—	(15)
Net loss	$(3,857)	$(6,779)	$(11,460)	$(29,823)
Loss per common share:
Net loss per basic common share	$(0.24)	$(0.43)	$(0.72)	$(1.89)
Net loss per diluted common share	$(0.24)	$(0.43)	$(0.72)	$(1.89)
Weighted average shares outstanding:
Basic	15,996	15,761	15,937	15,757
Diluted	15,996	15,761	15,937	15,757
The accompanying notes are an integral part of these statements.

NUVERRA ENVIRONMENTAL SOLUTIONS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In thousands)
(Unaudited)
	Common Stock		Additional Paid-In Capital	Treasury Stock		Accumulated Deficit
	Shares	Amount		Shares	Amount		Total
Balance at January 1, 2021	15,833	$158	$339,663	(60)	$(477)	$(207,061)	$132,283
Issuance of common stock to employees and Board of Directors	271	3	(3)	—	—	—	—
Treasury stock acquired through surrender of shares for tax withholding	—	—	—	(88)	(217)	—	(217)
Stock-based compensation	—	—	133	—	—	—	133
Net loss	—	—	—	—	—	(7,603)	(7,603)
Balance at March 31, 2021	16,104	161	339,793	(148)	(694)	(214,664)	124,596
Issuance of common stock to employees	91	—	—	—	—	—	—
Treasury stock acquired through surrender of shares for tax withholding	—	—	—	(46)	(119)	—	(119)
Stock-based compensation	—	—	392	—	—	—	392
Net loss	—	—	—	—	—	(3,857)	(3,857)
Balance at June 30, 2021	16,195	161	340,185	(194)	(813)	(218,521)	121,012
Balance at January 1, 2020	15,781	$158	$337,628	(46)	$(436)	$(162,918)	$174,432
Issuance of common stock to employees	40	—	—	—	—	—	—
Treasury stock acquired through surrender of shares for tax withholding	—	—	—	(14)	(41)	—	(41)
Stock-based compensation	—	—	290	—	—	—	290
Net loss	—	—	—	—	—	(23,044)	(23,044)
Balance at March 31, 2020	15,821	158	337,918	(60)	(477)	(185,962)	151,637
Issuance of common stock to employees	—	—	—	—	—	—	—
Treasury stock acquired through surrender of shares for tax withholding	—	—	—	—	—	—	—
Stock-based compensation	—	—	322	—	—	—	322
Net loss	—	—	—	—	—	(6,779)	(6,779)
Balance at June 30, 2020	15,821	158	338,240	(60)	(477)	(192,741)	145,180
The accompanying notes are an integral part of these statements.

NUVERRA ENVIRONMENTAL SOLUTIONS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)
	Six Months Ended June 30,
	2021	2020
Cash flows from operating activities:
Net loss	$(11,460)	$(29,823)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
PPP Loan Forgiveness	(4,000)	—
Depreciation and amortization	11,804	15,145
Amortization of debt issuance costs, net	122	81
Stock-based compensation	525	612
Impairment of long-lived assets	—	15,579
Gain on disposal of property, plant and equipment	(300)	(342)
Bad debt (recoveries) expense	27	(160)
Deferred income taxes	—	40
Other, net	398	375
Changes in operating assets and liabilities:
Accounts receivable	130	9,772
Prepaid expenses and other receivables	698	382
Accounts payable and accrued liabilities	(277)	(2,271)
Other assets and liabilities, net	(60)	435
Net cash provided by (used in) operating activities	(2,393)	9,825
Cash flows from investing activities:
Proceeds from the sale of property, plant and equipment	247	1,548
Purchases of property, plant and equipment	(1,302)	(2,328)
Net cash used in investing activities	(1,055)	(780)
Cash flows from financing activities:
Payments on Commercial real estate loan	(280)	—
Payments on First and Second Lien Term Loans	—	(1,909)
Proceeds from Revolving Facility	—	76,202
Payments on Revolving Facility	—	(76,202)
Proceeds from PPP Loan	—	4,000
Payments on finance leases and other financing activities	(1,275)	(1,053)
Net cash used in financing activities	(1,555)	1,038
Change in cash, cash equivalents and restricted cash	(5,003)	10,083
Cash and cash equivalents, beginning of period	12,880	4,788
Restricted cash, beginning of period	2,820	922
Cash, cash equivalents and restricted cash, beginning of period	15,700	5,710
Cash and cash equivalents, end of period	7,374	15,793
Restricted cash, end of period	3,323	—
Cash, cash equivalents and restricted cash, end of period	$10,697	$15,793
Supplemental disclosure of cash flow information:
Cash paid for interest	$586	$1,764
Cash paid for taxes, net	—	181
Property, plant and equipment purchases in accounts payable	128	481
Gain on Paycheck Protection Program Loan Forgiveness	(4,000)	—
The accompanying notes are an integral part of these statements.

NUVERRA ENVIRONMENTAL SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Note 1 — Basis of Presentation
The accompanying condensed consolidated financial statements of Nuverra Environmental Solutions, Inc. and its subsidiaries (collectively, “Nuverra,” the “Company,” “we,” “us,” or “our”) are unaudited, pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Our condensed consolidated balance sheet as of December 31, 2020, included herein, has been derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America (or “GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In our opinion, the condensed consolidated financial statements include the normal, recurring adjustments necessary for the fair statement of the results for the interim periods. These financial statements should be read in conjunction with the audited consolidated financial statements, including the notes thereto, contained in our Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 16, 2021 (the “2020 Annual Report on Form 10-K”).
All dollar and share amounts in the footnote tabular presentations are in thousands, except per share amounts and unless otherwise noted.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions for the reporting periods covered by the financial statements. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from these estimates.
There have been no other material changes or developments in our significant accounting policies or evaluation of accounting estimates and underlying assumptions or methodologies from those disclosed in our 2020 Annual Report on Form 10-K.
Restricted Cash
On November 16, 2020, we entered into a Loan Agreement (the “Master Loan Agreement”) with First International Bank & Trust, a North Dakota banking corporation (the “Lender”), for: (i) a $13.0 million equipment term loan (the “Equipment Loan”); (ii) a $10.0 million real estate term loan (the “CRE Loan”); (iii) a $5.0 million operating line of credit (the “Operating LOC Loan”); and (iv) a $4.839 million letter of credit facility (the “Letter of Credit Facility”), which collectively may be referred to as the “Loans”. The Letter of Credit Facility was amended on January 25, 2021, in order to increase by $510,000 the maximum availability thereunder, for up to $5.349 million. The Master Loan Agreement also required the Company deposit into a reserve account held by the Lender (the “Reserve Account”) the sum of $2.5 million and make additional monthly deposits of $100,000 into the Reserve Account. In connection with the closing of the Loans, the Company repaid all outstanding obligations in full under (a) our First Lien Credit Agreement (the “First Lien Credit Agreement”), by and among the lenders party thereto, ACF FinCo I, LP, as administrative agent, and the Company and (b) our Second Lien Term Loan Agreement (the “Second Lien Term Loan Agreement”) by and among the lenders party thereto, Wilmington Savings Fund Society, FSB, as administrative agent, and the Company, totaling $12.6 million and $8.3 million, respectively. Funds held in the Reserve Account are not accessible by the Company and are pledged as additional security for the CRE Loan, the Operating LOC Loan and the Letter of Credit Facility. We had a restricted cash balance of $3.3 million and $2.8 million as of June 30, 2021 and December 31, 2020, respectively.
Fair Value Measurements
Fair value represents an exit price, representing the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
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Level 1 — Observable inputs such as quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

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Level 2 — Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

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Level 3 — Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Recently Adopted Accounting Pronouncements
In December 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. The standard removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. The new standard will be effective for interim and annual periods beginning after December 15, 2020, with early adoption permitted. We adopted this Topic 740 on January 1, 2021. The adoption of the new tax standard did not have a material effect on our consolidated financial statements.
Note 2 — Recently Issued Accounting Pronouncements
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326). Due to the issuance of ASU No. 2019-10, Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842), and the fact that we are a smaller reporting company, the new standard is effective for reporting periods beginning after December 15, 2022. The standard replaces the incurred loss impairment methodology under current GAAP with a methodology that reflects expected credit losses and requires the use of a forward-looking expected credit loss model for accounts receivables, loans, and other financial instruments. The standard requires a modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. We plan to adopt the new credit loss standard effective January 1, 2023. We do not expect the new credit loss standard to have a material effect on our consolidated financial statements.
In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by reference rate reform, if certain criteria are met. ASU No. 2020-04 only applies to contracts and other transactions that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. The new standard is effective for all entities as of March 12, 2020 through December 31, 2022. We are currently evaluating the impact of the new reference rate reform practical expedient will have on our consolidated financial statements.
In August 2020, the FASB issued ASU No. 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40). ASU No. 2020-06 simplifies the accounting for certain convertible instruments, amends the guidance for the derivatives scope exception for contracts in an entity’s own equity, and modifies the guidance on diluted earnings per share calculations as a result of these changes. The standard may be adopted using either a retrospective or modified retrospective method. The new standard will be effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. We do not expect the adoption of the new standard to have a material effect on our consolidated financial statements.

Note 3 — Revenues
Revenues are generated upon the performance of contracted services under formal and informal contracts with customers. Revenues are recognized when the contracted services for our customers are completed in an amount that reflects the consideration we expect to be entitled to in exchange for those services. Sales and usage-based taxes are excluded from revenues. Payment is due when the contracted services are completed in accordance with the payment terms established with each customer prior to providing any services. As such, there is no significant financing component for any of our revenues.
Some of our contracts with customers involve multiple performance obligations as we are providing more than one service under the same contract, such as water transport services and disposal services. However, our core service offerings are capable of being distinct and also are distinct within the context of contracts with our customers. As such, these services represent separate performance obligations when included in a single contract. We have standalone pricing for all of our services which is negotiated with each of our customers in advance of providing the service. The contract consideration is allocated to the individual performance obligations based upon the standalone selling price of each service, and no discount is offered for a bundled services offering.
Contract Assets
There was no contract asset recorded on the consolidated balance sheets as of June 30, 2021 and December 31, 2020.
Disaggregated Revenues
The following tables present our revenues disaggregated by revenue source for each reportable segment for the three and six months ended June 30, 2021 and June 30, 2020:
	Three months ended June 30, 2021
	Rocky Mountain	Northeast	Southern	Corporate/Other	Total
Water Transport Services	$9,000	$5,741	$2,521	$—	$17,262
Disposal Services	1,674	1,939	1,543	—	5,156
Other Revenue	501	172	23	—	696
Total Service Revenue	11,175	7,852	4,087	—	23,113
Rental Revenue	1,640	20	—	—	1,661
Total Revenue	$12,815	$7,872	$4,087	$—	$24,774
	Three months ended June 30, 2020
	Rocky Mountain	Northeast	Southern	Corporate/Other	Total
Water Transport Services	$8,649	$5,989	$2,125	$—	$16,763
Disposal Services	1,533	1,851	1,952	—	5,336
Other Revenue	565	289	3	—	857
Total Service Revenue	10,747	8,129	4,080	—	22,956
Rental Revenue	1,475	33	2	—	1,510
Total Revenue	$12,222	$8,162	$4,082	$—	$24,466

	Six months ended June 30, 2021
	Rocky Mountain	Northeast	Southern	Corporate/Other	Total
Water Transport Services	$18,570	$11,131	$4,628	$—	$34,329
Disposal Services	3,027	3,689	2,996	—	9,712
Other Revenue	1,043	323	33	—	1,399
Total Service Revenue	22,640	15,143	7,657	—	45,439
Rental Revenue	2,964	35	—	—	3,000
Total Revenue	$25,604	$15,178	$7,657	$—	$48,439
	Six months ended June 30, 2020
	Rocky Mountain	Northeast	Southern	Corporate/Other	Total
Water Transport Services	$22,963	$13,133	$4,381	$—	$40,477
Disposal Services	5,389	4,014	4,298	—	13,701
Other Revenue	2,431	741	77	—	3,249
Total Service Revenue	30,783	17,888	8,756	—	57,427
Rental Revenue	4,907	68	6	—	4,981
Total Revenue	$35,690	$17,956	$8,762	$—	$62,408
Water Transport Services
The majority of our revenues are from the removal and disposal of produced water and flowback water originating from oil and natural gas wells or the transportation of fresh water and produced water to customer sites for use in drilling and hydraulic fracturing activities by trucks or through temporary or permanent water transfer pipelines. Water transport rates for trucking are based upon either a fixed fee per barrel or upon an hourly rate. Revenue is recognized once the water has been transported, or over time, based upon the number of barrels transported or disposed of, or at the agreed upon hourly rate, depending upon the customer contract. Contracts for the use of our water disposal pipeline are priced at a fixed fee per disposal barrel transported, with revenues recognized over time from when the water is injected into our pipeline until the transport is complete. Water transport services are all generally completed within 24 hours with no remaining performance obligation outstanding at the end of each month.
Disposal Services
Revenues for disposal services are generated through fees charged for disposal of fluids near disposal wells and disposal of oilfield wastes in our landfill. Disposal rates are generally based on a fixed fee per barrel of produced water, or on a per ton basis for landfill disposal, with revenues recognized once the disposal has occurred. The performance obligation for disposal services is considered complete once the disposal occurs. Therefore, disposal services revenues are recognized at a point in time.
Other Revenue
Other revenue includes revenues from the sale of “junk” or “slop” oil obtained through the skimming of disposal water. Revenue is recognized for “junk” or “slop” oil sales at a point in time once the goods are transferred.
Rental Revenue
We generate rental revenue from the rental of equipment used in wellsite services. Rental rates are based upon negotiated rates with our customers and revenue is recognized over the rental service period. Revenues from rental equipment are not within the scope of the new revenue standard, but rather are recognized under ASC 842, Leases. As the rental service period for our equipment is very short term in nature and does not include any sales-type or direct financing leases, nor any variable rental components, the adoption of ASC 842 in 2019 did not have a material impact upon our consolidated statement of operations.
Note 4 — Leases
We lease vehicles, transportation equipment, real estate and certain office equipment. We determine if an arrangement is a lease at inception. Operating and finance lease assets represent our right to use an underlying asset for the lease term, and operating and finance lease liabilities represent our obligation to make lease payments arising from the lease. Operating and finance lease assets and liabilities are recognized at the lease commencement date based on the estimated present value of the lease payments over the lease term. Absent a documented borrowing rate from the lessor, we use our estimated incremental borrowing rate, which is derived from information available at the lease commencement date, in determining the present value of lease payments.
Most of our leases have remaining lease terms of one year to 12 years, with one lease having a term of 99 years. Our lease term includes options to extend the lease when it is reasonably certain that we will exercise that option. Leases with an initial term of twelve months or less are not recorded on the balance sheet and we recognize lease expense for these leases on a straight-line basis. Some of our vehicle leases include residual value guarantees. It is probable that we will owe approximately $2.5 million under the residual value guarantees, therefore this amount has been included in the measurement of the lease liability and leased asset.
The components of lease expense were as follows:
		Three Months Ended June 30,		Six Months Ended June 30,
Lease Cost	Classification	2021	2020	2021	2020
Operating lease cost(a)	General and administrative expenses	$228	$696	$486	$1,350
Finance lease cost:
Amortization of leased assets	Depreciation and amortization	525	546	1,062	1,164
Interest on lease liabilities	Interest expense, net	123	140	250	288
Variable lease cost	General and administrative expenses	601	669	1,143	1,596
Sublease income	Other income, net	(23)	(8)	(47)	(32)
Total net lease cost		$1,454	$2,043	$2,894	$4,366

(a)
Includes short-term leases, which represented $0.1 million and $0.1 million of the balance for the three months ended June 30, 2021 and June 30, 2020, respectively.

Supplemental balance sheet, cash flow and other information related to leases was as follows (in thousands, except lease term and discount rate):
Leases	Classification	June 30, 2021	December 31, 2020
Assets:
Operating lease assets	Operating lease assets	$1,526	$1,691
Finance lease assets	Property, plant and equipment, net of accumulated depreciation(a)	5,093	6,185
Total leased assets		$6,619	$7,876
Liabilities:
Current
Operating lease liabilities	Accrued and other current liabilities	$268	$331
Finance lease liabilities	Current portion of long-term debt	1,420	1,420
Noncurrent

Leases	Classification	June 30, 2021	December 31, 2020
Operating lease liabilities	Noncurrent operating lease liabilities	1,259	1,360
Finance lease liabilities	Long-term debt	5,445	6,161
Total lease liabilities		$8,392	$9,272

(a)
Finance lease assets are recorded net of accumulated amortization of $4.9 million and $3.9 million as of June 30, 2021 and December 31, 2020, respectively.

Lease Term and Discount Rate	June 30, 2021	December 31, 2020
Weighted-average remaining lease term (in years):
Operating leases	42.1	39.9
Finance leases	2.5	3.2
Weighted-average discount rate:
Operating leases	10.00%	10.08%
Finance leases	6.77%	6.77%
	Six Months Ended June 30,
Supplemental Disclosure of Cash Flow Information and Other Information	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$486	$1,350
Operating cash flows from finance leases	250	288
Financing cash flows from finance leases	697	783
Leased assets obtained in exchange for new finance lease liabilities	—	213
Maturities of lease liabilities are as follows:
	June 30, 2021
	Operating Leases(a)	Finance Leases(b)
Remainder of 2021	$325	$932
2022	347	1,832
2023	200	3,447
2024	190	383
2025	189	423
Thereafter	6,522	1,063
Total lease payments	7,773	8,080
Less amount representing interest	(6,246)	(1,215)
Present value of total lease liabilities	1,527	6,865
Less current lease liabilities	(268)	(1,420)
Long-term lease liabilities	$1,259	$5,445

(a)
Operating lease payments do not include any options to extend lease terms that are reasonably certain of being exercised.

(b)
Finance lease payments include $1.7 million related to options to extend lease terms that are reasonably certain of being exercised.

Note 5 — Equity
Preferred Stock
The Board is authorized to issue up to 1.0 million shares of preferred stock, par value $0.01, and to determine the powers, preferences, privileges, rights, including voting rights, qualifications, limitations and restrictions of those shares without further vote or act by the common stockholders. There was no preferred stock outstanding as of June 30, 2021 and December 31, 2020.
Series A Preferred Stock
On December 21, 2020, the Board declared a dividend of one right (a “Right”) for each of the Company’s issued and outstanding shares of common stock, par value $0.01 per share (“Common Stock”). The dividend was paid to the stockholders of record at the close of business on January 4, 2021 (the “Record Date”). Each Right entitles the registered holder, subject to the terms of the Rights Agreement (as defined below), to purchase from the Company one one-thousandth of a share of the Company’s Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Preferred Stock”), at a price of $7.02, subject to certain adjustments. The description and terms of the Rights are set forth in the Rights Agreement, dated as of December 21, 2020 (the “Rights Agreement”), between the Company and American Stock Transfer & Trust Company, LLC.
The Rights, which are not exercisable until the Distribution Date (as defined in the Rights Agreement), will expire prior to the earliest of (i) the close of business on December 21, 2021, unless extended prior to expiration (provided any such extension will be submitted to the stockholders of the Company for ratification at the next annual meeting following such extension); (ii) the time at which the Rights are redeemed pursuant to the Rights Agreement; (iii) the time at which the Rights are exchanged pursuant to the Rights Agreement and (iv) the time at which the Rights are terminated upon the occurrence of certain transactions.
Each share of Preferred Stock will be entitled, when, as and if declared, to a preferential per share quarterly dividend payment equal to the greater of (i) $1.00 per share or (ii) 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, in each case, paid to holders of Common Stock during such period. Each share of Preferred Stock will entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Company. In the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per one share of Common Stock.
Other Equity Issuances
During the six months ended June 30, 2021, we issued common stock for our stock-based compensation program, which is discussed further in Note 13.
Note 6 — Earnings Per Common Share
Net loss per basic and diluted common share have been computed using the weighted average number of shares of common stock outstanding during the period. For the three and six months ended June 30, 2021 and June 30, 2020, no shares of common stock underlying restricted stock or warrants were included in the computation of diluted earnings per common share because the inclusion of such shares would be anti-dilutive based on the net losses reported for those periods.
The following table presents the calculation of basic and diluted net loss per common share, as well as the anti-dilutive stock-based awards that were excluded from the calculation of diluted net loss per share for the periods presented (in thousands except per share amounts):

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Numerator: Net loss	$(3,857)	$(6,779)	$(11,460)	$(29,823)
Denominator:
Weighted average shares – basic	15,996	15,761	15,937	15,757
Common stock equivalents	—	—	—	—
Weighted average shares – diluted	15,996	15,761	15,937	15,757
Loss per common share:
Net loss per basic common share	$(0.24)	$(0.43)	$(0.72)	$(1.89)
Net loss per diluted common share	$(0.24)	$(0.43)	$(0.72)	$(1.89)
Anti-dilutive stock-based awards excluded:	331	415	337	415
Note 7 — Intangible Assets
Intangible assets consist of the following:
	June 30, 2021
	Gross Carrying Amount	Accumulated Amortization	Net	Remaining Useful Life (Years)
Disposal permits	$540	$(372)	$168	4.5
Total intangible assets	$540	$(372)	$168	4.5
	December 31, 2020
	Gross Carrying Amount	Accumulated Amortization	Net	Remaining Useful Life (Years)
Disposal permits	$540	$(346)	$194	4.8
Trade name	799	(799)	—	0.0
Total intangible assets	$1,339	$(1,145)	$194	4.8
The disposal permits are related to the Rocky Mountain, Northeast and Southern divisions. The remaining weighted average useful lives shown are calculated based on the net book value and remaining amortization period of each respective intangible asset.
Amortization expense was $14.0 thousand and $0.1 million for the three months ended June 30, 2021 and June 30, 2020, respectively, and $26.0 thousand and $0.2 million for the six months ended June 30, 2021 and June 30, 2020, respectively.
Note 8 — Assets Held for Sale and Impairment
Impairment Charges
We had no impairment charges during the six months ended June 30, 2021. Impairment charges of $15.6 million were recorded during the six months ended June 30, 2020.
Assets Held for Sale
During the six months ended June 30, 2020, certain property classified as “Assets held for sale” on the condensed consolidated balance sheet located in the Rocky Mountain division was re-evaluated for impairment based on an accepted offer from a buyer that indicated fair value of the real property was lower than its net book value, and impairment charges of $0.6 million were recorded during the six months ended June 30, 2020, which is included in “Impairment of long-lived assets” on our consolidated statements of operations.

Impairment of Long-Lived Assets
Long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. During 2020, there was a significant decline in oil prices due to the impacts of the outbreak of COVID-19 and the oil supply conflict between two major oil producing countries, which resulted in a decrease in activities by our customers. As a result of these events, we determined that there were indicators that the carrying value of our assets may not be recoverable.
Our impairment review during the six months ended June 30, 2020 concluded that the carrying values of the assets associated with the landfill in the Rocky Mountain division and trucking equipment in the Southern division were not recoverable as the carrying value exceeded our estimate of future undiscounted cash flows for these asset groups. As a result, we recorded an impairment charge of $15.0 million during the six months ended June 30, 2020 as the carrying value exceeded fair value, which is included in “Impairment of long-lived assets” on our condensed consolidated statements of operations. The fair value of the assets associated with the landfill and trucking equipment asset groups was determined using discounted estimated future cash flows (Level 3 in the fair value hierarchy).
Note 9 — Accrued and Other Current Liabilities
Accrued and other current liabilities consisted of the following at June 30, 2021 and December 31, 2020:
	June 30, 2021	December 31, 2020
Accrued payroll and employee benefits	$1,993	$2,353
Accrued insurance	2,500	2,263
Accrued legal	130	294
Accrued taxes	1,004	1,282
Accrued interest	292	56
Accrued operating costs	3,095	2,683
Accrued other	335	288
Current operating lease liabilities	268	331
Total accrued and other current liabilities	$9,617	$9,550
Note 10 — Debt
Debt consisted of the following at June 30, 2021 and December 31, 2020:
			June 30, 2021	December 31, 2020
	Interest Rate	Maturity Date	Carrying Value of Debt(k)	Carrying Value of Debt(k)
Operating LOC Loan(a)	7.00%	Nov. 2021	$—	$—
Equipment Loan(b)	3.14%	Nov. 2025	13,000	13,000
CRE Loan(c)	6.50%	Nov. 2032	9,652	9,932
Letter of Credit Facility(d)	7.00%	Nov. 2021	—	—
PPP Loan(e)	1.00%	May 2022	—	4,000
Vehicle Term Loan(f)	5.27%	Dec. 2021	181	363
Equipment Finance Loan(g)	6.50%	Nov. 2022	117	158
Finance leases(h)	6.77%	Various	6,864	7,581
Total debt			29,814	35,034
Debt issuance costs presented with debt(i)			(805)	(928)
Total debt, net			29,009	34,106
Less: current portion of long-term debt(j)			(2,269)	(2,433)
Long-term debt			$26,740	$31,673

(a)
Interest on the Operating LOC Loan accrues at an annual rate equal to the Prime Rate of plus 3.75%, with an interest floor of 7.00%.

(b)
Interest on the Equipment Loan accrues at an annual rate equal to the LIBOR Rate plus 3.00%.

(c)
Interest on the CRE Loan accrues at an annual rate equal to the Federal Home Loan Bank Rate of Des Moines three-year advance rate plus 4.50%, with an interest rate floor of 6.50%.

(d)
The interest rate presented represented the interest rate on the $5.349 million Letter of Credit Facility.

(e)
Interest on the PPP Loan (as defined below) accrued at an annual rate of 1.00%. The PPP Loan forgiveness was granted in June 2021.

(f)
Interest on the Vehicle Term Loan (as defined below) accrues at an annual rate of 5.27%.

(g)
Interest on the Equipment Finance Loan (as defined below) accrues at an annual rate of 6.50%.

(h)
Our finance leases include finance lease arrangements related to fleet purchases and real property with a weighted-average annual interest rate of approximately 6.77%, which mature in varying installments between 2021 and 2029.

(i)
The debt issuance costs as of June 30, 2021 and December 31, 2020 resulted from refinancing the debt with First International Bank.

(j)
The principal payments due within one year for the CRE Loan, Vehicle Term Loan, Equipment Finance Loan and finance leases are included in current portion of long-term debt as of June 30, 2021 and December 31, 2020.

(k)
Our Operating LOC Loan, Equipment Loan, CRE Loan, Vehicle Term Loan, Equipment Finance Loan and finance leases bear interest at rates commensurate with market rates and therefore their respective carrying values approximate fair value.

See below for a discussion of material changes and developments in our debt and its principal terms from those described in Note 12 to the consolidated financial statements in our 2020 Annual Report on Form 10-K.
Indebtedness
As of June 30, 2021, we had $29.8 million of indebtedness outstanding, consisting of $13.0 million under the Equipment Loan, $9.7 million under the CRE Loan, $0.2 million under the Vehicle Term Loan, $0.1 million under the Equipment Finance Loan and $6.9 million of finance leases for vehicle financings and real property leases. The PPP Loan forgiveness was granted in June 2021.
As further described below, our Operating LOC Loan, CRE Loan, and Equipment Loan contain certain affirmative and negative covenants, including a minimum debt service coverage ratio (“DSCR”), beginning December 31, 2021, as well as other terms and conditions that are customary for loans of this type. As of June 30, 2021, we were in compliance with all covenants.
Master Loan Agreement
On November 16, 2020, the Company entered into the Master Loan Agreement with Lender. Pursuant to the Master Loan Agreement, Lender agreed to extend to the Company: (i) the Equipment Loan that is subject to the Main Street Priority Loan Facility (the “MSPLF”) as established by the Board of Governors of the Federal Reserve System under Section 13(3) of the Federal Reserve Act; (ii) the CRE Loan; (iii) the Operating LOC Loan; and (iv) the Letter of Credit Facility. On November 18, 2020, the Company was advised by Lender that the Equipment Loan had been approved as a MSPLF, and the Loans were funded and closed on November 20, 2020. In connection with the closing of the Loans, the Company repaid all outstanding obligations in full under the First Lien Credit Agreement and Second Lien Term Loan Agreement totaling $12.6 million and $8.3 million, respectively.
The terms of the Master Loan Agreement provide for customary events of default, including, among others, those relating to a failure to make payment, bankruptcy, breaches of representations and covenants, and the occurrence of certain events. Pursuant to the Master Loan Agreement, the Company must maintain a minimum DSCR of 1.35 to 1.00 beginning December 31, 2021 and annually on December 31 of each year thereafter. The DSCR means the ratio of (i) Adjusted EBITDA to (ii) the annual debt service obligations (less subordinated debt annual debt service) of the Company, calculated based on the actual four quarters ended on the applicable December 31 measurement date. If the DSCR falls below 1.35 to 1.00, then in addition to all other rights and remedies available to Lender, the interest rates on the CRE Loan, the Operating LOC Loan and the Letter of Credit Facility will increase by 1.5% until the minimum DSCR is maintained. The Company may cure a failure to comply with the DSCR by issuing equity interests in the Company for cash and applying the proceeds to the applicable Adjusted EBITDA measurement.
In addition, the Master Loan Agreement limits capital expenditures to $7.5 million annually and requires the Company to maintain a positive working capital position of at least $7.0 million at all times. The Master Loan Agreement also requires the Company deposit into the Reserve Account the sum of $2.5 million and make additional monthly deposits of $100 thousand into the Reserve Account. Funds held in the Reserve Account are not accessible by the Company and are pledged as additional security for the CRE Loan, the Operating LOC Loan and the Letter of Credit Facility.
Equipment Loan
The Equipment Loan is evidenced by that certain Promissory Note (Equipment Loan) executed by the Company in the original principal amount of $13.0 million. The Equipment Loan bears interest at a rate of one-month US dollar LIBOR plus 3.00%. Interest payments during the first year will be deferred and added to the loan balance and principal payments during the first two years will be deferred. Monthly amortization of principal will commence on December 1, 2022, with principal amortization payments due in annual installments of 15% on November 16, 2023, 15% on November 16, 2024, and the remaining 70% on the maturity date of November 16, 2025. The Equipment Loan, plus accrued and unpaid interest, may be prepaid at any time at par. The entire outstanding principal balance of the Equipment Loan together with all accrued and unpaid interest is due and payable in full on November 16, 2025. In connection with the Equipment Loan, the Company paid a $130 thousand origination fee to Lender and a $130 thousand origination fee to MSPLF.
The Equipment Loan includes all covenants and certifications required by the MSPLF, including, without limitation, the MSPLF Borrower Certifications and Covenants Instructions and Guidance. In connection with the same, the Company delivered a Borrower Certifications and Covenants (the “MS Certifications and Covenants”) to MS Facilities LLC, a Delaware limited liability company, a special purpose vehicle of the Federal Reserve. Under the MS Certifications and Covenants, the Company is subject to certain restrictive covenants during the period that the Equipment Loan is outstanding and, with respect to certain of those restrictive covenants, for an additional one year period after the Equipment Loan is repaid, including restrictions on the Company’s ability to repurchase stock, pay dividends or make other distributions and limitations on executive compensation and severance arrangements. The Equipment Loan is secured by a first lien security interest in all equipment and titled vehicles of the Company and its subsidiaries.
CRE Loan
The CRE Loan is evidenced by that certain Promissory Note (Real Estate) executed by the Company in the original principal amount of $10.0 million. The CRE Loan bears interest at the Federal Home Loan Bank Rate of Des Moines three-year advance rate plus 4.50% with an interest rate floor of 6.50%. The CRE Loan has a twelve-year maturity. The Company is required to make monthly principal and interest payments, and monthly escrow deposits for real estate taxes and insurance. The entire outstanding principal balance of the CRE Loan together with all accrued and unpaid interest is due and payable in full on November 13, 2032. In connection with the CRE Loan, the Company paid a $150 thousand origination fee to Lender.
The CRE Loan is secured by a first lien real estate mortgage on certain real estate owned by the Company and its subsidiaries and by the Reserve Account. The Company will incur a declining prepayment premium of 6%, 5%, 4%, 3%, 2%, and 1% of the outstanding principal balance of the CRE Loan over the first six years of the loan, respectively. The Company is not permitted to prepay the principal of the CRE Loan more than 5% per year without Lender’s prior written approval.

Operating LOC Loan
The Operating LOC Loan is evidenced by that certain Revolving Promissory Note (Operating Line of Credit Loan) executed by the Company in the original maximum principal amount of $5.0 million. The Operating LOC Loan bears interest at a variable rate, adjusting daily, equal to the Prime Rate plus 3.75%, with an interest rate floor of 7.00%. In connection with the Operating LOC Loan, the Company paid a $50 thousand origination fee to Lender. The Operating LOC Loan is currently undrawn and fully available to the Company.
The Operating LOC Loan is secured by a first lien security interest in all business assets of the Company and its subsidiaries, including without limitation all accounts receivable, inventory, trademarks and intellectual property licenses to which it is a party and by the Reserve Account. The entire outstanding principal balance of the Operating LOC Loan together with all accrued and unpaid interest is due and payable in full on November 14, 2021.
Letter of Credit Facility
The Letter of Credit Facility provides for the issuance of letters of credit of up to $4.839 million in aggregate face amount and is evidenced by that certain Promissory Note (Letter of Credit Loan) executed by the Company. Amounts drawn on letters of credit issued under the Letter of Credit Facility bear interest at a variable rate, adjusting daily, equal to the Prime Rate plus 3.75%, with an interest rate floor of 7.00%. The Letter of Credit Facility has a one-year final maturity on November 19, 2021.
On January 25, 2021, the Letter of Credit Facility was amended in order to increase by $510,000 the maximum availability thereunder. As amended, the Letter of Credit Facility provides for the issuance of letters of credit of up to $5.349 million in aggregate face amount and is evidenced by that certain Amended and Restated Promissory Note (Letter of Credit Loan), dated January 25, 2021, executed by the Company.
In connection with the Letter of Credit Facility, the Company is required to pay an annual fee equal to 3.00% of the maximum undrawn face amount of each letter of credit issued thereunder. The Letter of Credit Facility is secured by a first lien security interest in all business assets of the Company and its subsidiaries and by the Reserve Account.
Paycheck Protection Program Loan
On May 8, 2020, pursuant to the Paycheck Protection Program (the “PPP”) under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) enacted on March 27, 2020, an indirect wholly-owned subsidiary of the Company (the “PPP Borrower”) received proceeds of a loan (the “PPP Loan”) from First International Bank & Trust (the “PPP Lender”) in the principal amount of $4.0 million. The PPP Loan was evidenced by a promissory note (the “Promissory Note”), dated May 8, 2020. The Promissory Note was unsecured, expected to mature on May 8, 2022, bore interest at a rate of 1.00% per annum, and was subject to the terms and conditions applicable to loans administered by the U.S. Small Business Administration (the “SBA”) under the CARES Act.
Under the terms of the PPP, up to the entire principal amount of the PPP Loan, and accrued interest, may be forgiven if the proceeds are used for certain qualifying expenses over the covered period as described in the CARES Act and applicable implementing guidance issued by the SBA, subject to potential reduction based on the level of full-time employees maintained by the organization during the covered period as compared to a baseline period.
The PPP Borrower used the PPP Loan proceeds for designated qualifying expenses over the covered period and applied for forgiveness of the PPP Loan during September 2020 in accordance with the terms of the PPP. On June 11, 2021, the Company received notification from the PPP Lender that the SBA had approved the PPP Borrower’s application for forgiveness of the entire PPP Loan balance effective June 10, 2021 and that the SBA had remitted to the PPP Lender payment in full of all outstanding principal and interest under the PPP Loan. The Company recognized a gain on the forgiveness that is included on the statement of operations in other income (expense), net.

Vehicle Term Loan
On December 27, 2019, we entered into a Direct Loan Security Agreement (the “Vehicle Term Loan”) with PACCAR Financial Corp as the Secured Party. The Vehicle Term Loan was used to refinance 38 trucks that were previously recorded as finance leases with balloon payments that would have been due in January of 2020. The Vehicle Term Loan matures on December 27, 2021, when the entire unpaid principal balance and interest, plus any other accrued charges, shall become due and payable. The Vehicle Term Loan shall be repaid in installments of $31,879 beginning on January 27, 2020 and on the same day of each month thereafter, with interest accruing at an annual rate of 5.27%.
Equipment Finance Loan
On November 20, 2019, we entered into a Retail Installment Contract (the “Equipment Finance Loan”) with a secured party to finance $0.2 million of equipment. The Equipment Finance Loan matures on November 15, 2022, and shall be repaid in monthly installments of approximately $7 thousand beginning December 2019 and then each month thereafter, with interest accruing at an annual rate of 6.50%.
Note 11 — Derivative Warrants
Upon emergence from chapter 11 on August 7, 2017 (the “Effective Date”), pursuant to the prepackaged plans of reorganization (together, and as amended, the “Plan”), we issued to the holders of the pre-Effective Date 9.875% Senior Notes due 2018 (the “2018 Notes”) and holders of certain claims relating to the rejection of executory contracts and unexpired leases warrants to purchase an aggregate of 118,137 shares of common stock, par value $0.01, at an exercise price of $39.82 per share and a term expiring seven years from the Effective Date. The effective value of the outstanding warrant was zero at June 30, 2021 and December 31, 2020.
Note 12 — Income Taxes
The effective income tax rate for the three and six months ended June 30, 2021 was 0.0%, which differed from the federal statutory rate of 21.0%. The difference is primarily due to the increase in the valuation allowance on deferred tax assets resulting from current year losses.
The effective income tax rate for the three and six months ended June 30, 2020 was (0.2)% and (0.1)%, respectively, which differed from the federal statutory rate of 21.0% primarily due to the increase in the valuation allowance on deferred tax assets resulting from current year losses.
We have significant deferred tax assets, consisting primarily of net operating losses, some of which have a limited life, generally expiring between the years 2032 and 2037, and capital losses, which began to expire in 2020. We regularly assess the evidence available to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative losses incurred in recent years. Such objective evidence limits the ability to consider other subjective evidence such as our projections for future taxable income.
In light of our continued ordinary losses, at June 30, 2021 we determined that our deferred tax liabilities were not sufficient to fully realize our deferred tax assets. Accordingly, a valuation allowance continues to be required against the portion of our deferred tax assets that is not offset by deferred tax liabilities. We expect our effective income tax rate to be near 0.0% for the remainder of 2021.
Note 13 — Stock-Based Compensation
Award Plans
2017 Long Term Incentive Plan
Pursuant to the requirements of the Plan, on February 22, 2018, the Board approved the Nuverra Environmental Solutions, Inc. 2017 Long Term Incentive Plan (the “Incentive Plan”). The Incentive Plan is intended to provide for the grant of equity-based awards to designated members of the Company’s management and employees. Pursuant to the terms of the Plan, the Incentive Plan became effective on the

Effective Date. The maximum number of shares of the Company’s common stock that is available for the issuance of awards under the Incentive Plan is 1,772,058. As of June 30, 2021, approximately 435,238 shares were available for issuance under the Incentive Plan.
2018 Restricted Stock Plan for Directors
Further, the Compensation Committee on February 22, 2018 adopted the 2018 Restricted Stock Plan for Directors (the “Director Plan”), which was ratified by the Company’s stockholders at the Company’s 2018 Annual Meeting. The Director Plan provides for the grant of restricted stock to the non-employee directors of the Company. On December 18, 2020, our stockholders approved at our annual stockholder meeting an amendment to increase the number of shares that may be issued under the Director Plan to 250,000 shares of common stock from 100,000 shares of common stock. As of June 30, 2021, 103,679 shares were available for issuance under the Director Plan.
There were 65,823 and 45,919 grants awarded under the Incentive Plan and the Director Plan, respectively, during the three and six months ended June 30, 2021 and June 30, 2020.
The total grants awarded under both the Incentive Plan and the Director Plan during the three and six months ended June 30, 2021 and June 30, 2020 are presented in the table below:
	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Restricted stock grants(1)	112	75	112	75
Total expense	112	75	112	75

(1)
Includes expense related to restricted stock awards, performance-based restricted stock units, and time-based restricted stock units granted under the Incentive Plan and the Director Plan.

The total stock-based compensation expense, net of estimated forfeitures, included in “General and administrative expenses” in the accompanying condensed consolidated statements of operations for the three and six months ended June 30, 2021 and June 30, 2020 was as follows:
	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Restricted stock(1)	$392	$322	$525	$612
Total expense	$392	$322	$525	$612

(1)
Includes expense related to restricted stock awards, performance-based restricted stock units, and time-based restricted stock units granted under the Incentive Plan and the Director Plan.

At June 30, 2021, the total unrecognized share-based compensation expense, net of estimated forfeitures, was $0.4 million and is expected to be recognized over a weighted average period of 1.4 years.
Note 14 — Commitments and Contingencies
Environmental Liabilities
We are subject to the environmental protection and health and safety laws and related rules and regulations of the United States and of the individual states, municipalities and other local jurisdictions where we operate. Our operations are subject to rules and regulations promulgated by the Texas Railroad Commission, the Texas Commission on Environmental Quality, the Louisiana Department of Natural Resources, the Louisiana Department of Environmental Quality, the Ohio Department of Natural Resources, the Pennsylvania Department of Environmental Protection, the North Dakota Department of Health, the North Dakota Industrial Commission, Oil and Gas Division, the North Dakota State Water Commission, the

Montana Department of Environmental Quality and the Montana Board of Oil and Gas, among others. These laws, rules and regulations address environmental, health and safety and related concerns, including water quality and employee safety. We have installed safety, monitoring and environmental protection equipment such as pressure sensors, containment walls, supervisory control and data acquisition systems and relief valves, and have established reporting and responsibility protocols for environmental protection and reporting to such relevant local environmental protection departments as required by law.
We believe we are in material compliance with all applicable environmental protection laws and regulations in the United States and the states in which we operate. We believe that there are no unrecorded liabilities as of the periods reported herein in connection with our compliance with applicable environmental laws and regulations. The condensed consolidated balance sheets at June 30, 2021 and December 31, 2020 did not include any accruals for environmental matters.
Contingent Consideration for Ideal Settlement
On July 25, 2017, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Plan. On June 28, 2017, the Company and certain of its material subsidiaries (collectively with the Company, the “Nuverra Parties”) filed a motion with the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) seeking authorization to resolve unsecured claims related to the $8.5 million contingent consideration from the Ideal Oilfield Disposal LLC acquisition (the “Ideal Settlement”). On July 11, 2017, the Bankruptcy Court entered an order authorizing the Ideal Settlement. Pursuant to the approved settlement terms, the $8.5 million contingent claim was replaced with an obligation on the part of the applicable Nuverra Party to transfer $0.5 million to the counterparties to the Ideal Settlement upon emergence from chapter 11, and $0.5 million when the Ideal Settlement counterparties deliver the required permits and certificates necessary for the issuance of the second special waste disposal permit. The $0.5 million due upon emergence from chapter 11 was paid during the five months ended December 31, 2017. The remaining $0.5 million, due when the counterparties deliver the required permits and certificates necessary for the issuance of the second special waste disposal permit, has been classified as noncurrent and is reported in “Long-term contingent consideration” on the condensed consolidated balance sheets, as these permits and certificates are not expected to be received within one year.
State Sales and Use Tax Liabilities
During the year ended December 31, 2017, the Pennsylvania Department of Revenue (or “DOR”) completed an audit of our sales and use tax compliance for the period January 1, 2012 through May 31, 2017. As a result of the audit, we were assessed by the DOR for additional state and local sales and use tax plus penalties and interest. During the years ended December 31, 2017 and 2018, we disputed various claims in the assessment made by the DOR through the appropriate boards of appeal and were able to obtain relief for many of the contested claims. However, in January of 2019, the final appeals board upheld an assessment of sales tax and interest that relates to one material position. We have appealed this decision to the Commonwealth of Pennsylvania as we continue to believe that the transactions involved are exempt from sales tax in Pennsylvania, and therefore we have not recorded an accrual as of June 30, 2021. If we lose this appeal, which could take several years to settle, we estimate that we would be required to pay between $1.0 million and $1.5 million to the DOR.
Surety Bonds and Letters of Credit
At June 30, 2021, and December 31, 2020, we had surety bonds outstanding of approximately $4.1 million and $4.2 million respectively, primarily to support financial assurance obligations related to our landfill and disposal wells. Additionally, at June 30, 2021 and December 31, 2020, we had outstanding irrevocable letters of credit each totaling $5.4 million, to support various agreements, leases and insurance policies.

Note 15 — Legal Matters
Litigation
There are various lawsuits, claims, investigations and proceedings that have been brought or asserted against us, which arise in the ordinary course of business, including actions with respect to securities and shareholder class actions, personal injury, vehicular and industrial accidents, commercial contracts, legal and regulatory compliance, securities disclosure, labor and employment, and employee benefits and environmental matters, the more significant of which are summarized below. We record a provision for these matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Any provisions are reviewed at least quarterly and are adjusted to reflect the impact and status of settlements, rulings, advice of counsel and other information and events pertinent to a particular matter.
We believe that we have valid defenses with respect to legal matters pending against us. Based on our experience, we also believe that the damage amounts claimed in pending lawsuits are not necessarily a meaningful indicator of our potential liability. Litigation is inherently unpredictable, and it is possible that our financial condition, results of operations or cash flow could be materially affected in any particular period by the resolution of one or more of the legal matters pending against us. Based on information currently known to our management, we do not expect the outcome in any of these known legal proceedings, individually or collectively, to have a material adverse effect on our consolidated financial condition, results of operations or cash flows.
Confirmation Order Appeal
On July 26, 2017, David Hargreaves, an individual holder of 2018 Notes, appealed the Confirmation Order to the District Court of the District of Delaware (the “District Court”) and filed a motion for a stay pending appeal from the District Court. Although the motion for a stay pending appeal was denied, the appeal remained pending and the District Court heard oral arguments in May 2018, and in August 2018, the District Court issued an order dismissing the appeal. Hargreaves subsequently appealed the District Court’s decision to the United States Court of Appeals for the Third Circuit (the “Appellate Court”). The parties filed appellate briefs in December 2018 and January 2019, and presented oral arguments to a three-judge panel of the Appellate Court in November 2020. On January 6, 2021, the Appellate Court issued a decision in favor of Nuverra, affirming the dismissal of the appeal. Hargreaves subsequently filed a petition for rehearing, either by the three-judge panel or en banc by the full Appellate Court, and on February 4, 2021 the Appellate Court issued an order denying the petition for rehearing. On July 6, 2021, Hargreaves filed a petition for a writ of certiorari (the “Petition”) with the Supreme Court of the United States (the “Supreme Court”). On July 21, 2021, Nuverra filed a waiver indicating that it does not intend to file a response to the Petition unless one is requested by the Supreme Court. The Supreme Court has not yet issued a ruling on the Petition.
Note 16 — Related Party and Affiliated Company Transactions
There have been no significant changes to the other related party transactions as described in Note 23 to the consolidated financial statements in our 2020 Annual Report on Form 10-K.
Note 17 — Segments
We evaluate business segment performance based on income (loss) before income taxes exclusive of corporate general and administrative costs and interest expense, which are not allocated to the segments. Our business is comprised of three operating divisions, which we consider to be operating and reportable segments of our operations: (1) the Rocky Mountain division comprising the Bakken Shale area, (2) the Northeast division comprising the Marcellus and Utica Shale areas and (3) the Southern division comprising the Haynesville Shale area. Corporate/Other includes certain corporate costs and certain other corporate assets.

Financial information for our reportable segments related to operations is presented below.
	Rocky Mountain	Northeast	Southern	Corporate/ Other	Total
Three months ended June 30, 2021
Revenue	$12,815	$7,872	$4,087	$—	$24,774
Direct operating expenses	11,151	7,198	3,088	—	21,437
General and administrative expenses	741	326	185	3,592	4,844
Depreciation and amortization	2,293	2,282	1,148	11	5,734
Operating loss	(1,370)	(1,934)	(334)	(3,603)	(7,241)
Loss before income taxes	2,510	(2,034)	(385)	(3,948)	(3,857)
Six months ended June 30, 2021
Revenue	$25,604	$15,178	$7,657	$—	$48,439
Direct operating expenses	22,514	13,851	6,053	—	42,418
General and administrative expenses	1,662	685	343	5,681	8,371
Depreciation and amortization	4,605	4,637	2,540	22	11,804
Operating loss	(3,177)	(3,995)	(1,279)	(5,703)	(14,154)
Loss before income taxes	550	(4,198)	(1,381)	(6,431)	(11,460)
As of June 30, 2021
Total assets(a)	$52,737	$48,618	$60,358	$12,819	$174,532
Total assets held for sale	—	—	—	778	778
Three months ended June 30, 2020
Revenue	$12,222	$8,162	$4,082	$—	$24,466
Direct operating expenses	10,458	5,593	2,500	—	18,551
General and administrative expenses	1,524	434	240	2,247	4,445
Depreciation and amortization	2,874	2,532	1,746	4	7,156
Impairment of long-lived assets	—	—	—	—	—
Operating income (loss)	(2,634)	(397)	(404)	(2,251)	(5,686)
Income (loss) before income taxes	(2,786)	(504)	(457)	(3,017)	(6,764)
Six months ended June 30, 2020
Revenue	$35,690	$17,956	$8,762	$—	$62,408
Direct operating expenses	30,009	13,964	6,054	—	50,027
General and administrative expenses	3,013	1,068	510	4,778	9,369
Depreciation and amortization	6,339	5,083	3,715	8	15,145
Operating income (loss)	(15,854)	(2,159)	(4,913)	(4,786)	(27,712)
Income (loss) before income taxes	(16,041)	(2,379)	(5,020)	(6,368)	(29,808)
As of June 30, 2020
Total assets(a)	$64,093	$59,668	$64,535	$17,023	$205,319
Total assets held for sale	—	—	—	778	778

(a)
Total assets exclude intercompany receivables eliminated in consolidation.

Note 18 — Subsequent Events
Amendment to Loan Agreement
On August 19, 2021, the Company entered into a Second Amendment to Loan Agreement (the “Second Amendment”) with First International Bank & Trust, a North Dakota banking corporation (the “Lender”), pursuant to which the Company and the Lender agreed to amend that certain Master Loan Agreement, dated November 16, 2020 (as previously amended, the “Loan Agreement”), between the Company and Lender in order to increase by $531,166 the maximum availability under the letter of credit facility (the “Letter of Credit Facility”) and make certain other modifications to the terms of the Loan Agreement, including (i) modifying the debt service coverage ratio covenant, contained in section 5(N) of the Loan Agreement, so that it would first be tested for the fiscal year ending December 31, 2022, (ii) permitting the sale or other disposition of certain assets and other equipment, and (iii) temporarily increasing the interest rate on the CRE Loan (as such term defined in the Loan Agreement) by 1.5% per annum. The Second Amendment also provides for the addition of certain real property located in Mackenzie County, North Dakota to a mortgage previously granted by the Company in favor of the Lender. As amended, the Letter of Credit Facility provides for the issuance of letters of credit of up to $5.880 million in aggregate face amount, and all other terms of the Letter of Credit Facility remain unchanged.
Item 2.   Management’s Discussion and Analysis of Financial Condition and Results of Operations
Special Note about Forward-Looking Statements
This Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the accompanying unaudited Condensed Consolidated Financial Statements and related notes thereto. See “Forward-Looking Statements” on page 5 of this Quarterly Report on Form 10-Q (“Quarterly Report”) and “Risk Factors” included in our Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 16, 2021 (the “2020 Annual Report on Form 10-K”), as well as the updated risk factor below in “Part II — Other Information Item 1A. Risk Factors”, and in our other filings with the United States Securities and Exchange Commission (“SEC”) for a description of important factors that could cause actual results to differ from expected results.
Company Overview
Nuverra Environmental Solutions, Inc. and its subsidiaries (collectively, “Nuverra,” the “Company,” “we,” “us,” or “our”) are providers of water logistics and oilfield services to customers focused on the development and ongoing production of oil and natural gas from shale formations in the United States. Our business operations are organized into three geographically distinct divisions: the Rocky Mountain division, the Northeast division, and the Southern division. Within each division, we provide water transport services, disposal services, environmental remediation services and rental and other services associated with the drilling, completion, and ongoing production of shale oil and natural gas. These services and the related revenues are further described in Note 3 in the Notes to the Condensed Consolidated Financial Statements herein.
Rocky Mountain Division
The Rocky Mountain division is our Bakken Shale area business. The Bakken and underlying Three Forks shale formations are the two primary oil producing reservoirs currently being developed in this geographic region, which covers western North Dakota, eastern Montana, northwestern South Dakota and southern Saskatchewan. We have operations in various locations throughout North Dakota and Montana, including yards in Dickinson, Williston, Watford City, Tioga, Stanley, and Beach, North Dakota, as well as Sidney, Montana. Additionally, we operate a financial support office in Minot, North Dakota. As of June 30, 2021, we had 213 employees in the Rocky Mountain division.
Water Transport Services
We manage a fleet of 219 trucks in the Rocky Mountain division that collect and transport flowback water from drilling and completion activities, and produced water from ongoing well production activities, to either our own or third-party disposal wells throughout the region. Additionally, our trucks collect and transport fresh water from water sources to operator locations for use in well completion activities and for work over activity.
Disposal Services
We manage a network of 20 owned and leased salt water disposal wells with current capacity of approximately 79 thousand barrels of water per day, and permitted capacity of 107 thousand barrels of water per day. Our salt water disposal wells in the Rocky Mountain division are operated under the Landtech brand. Additionally, we operate a landfill facility near Watford City, North Dakota that handles the disposal of drill cuttings and other oilfield waste generated from drilling and completion activities in the region.
Rental and Other Services
We maintain and lease rental equipment to oil and gas operators and others within the Rocky Mountain division. These assets include tanks, loaders, manlifts, light towers, winch trucks, and other miscellaneous equipment used in drilling and completion activities. In the Rocky Mountain division, we also provide oilfield labor services, also called “roustabout work,” where our employees move, set-up and maintain the rental equipment for customers, in addition to providing other oilfield labor services.
Northeast Division
The Northeast division is comprised of the Marcellus and Utica Shale areas, both of which are predominantly natural gas producing basins. The Marcellus and Utica Shale areas are located in the northeastern United States, primarily in Pennsylvania, West Virginia, New York and Ohio. We have operations in various locations throughout Pennsylvania, West Virginia, and Ohio, including yards in Masontown and Wheeling, West Virginia, Williamsport and Wellsboro, Pennsylvania, and Cambridge and Cadiz, Ohio. As of June 30, 2021, we had 153 employees in the Northeast division.
Water Transport Services
We manage a fleet of 186 trucks in the Northeast division that collect and transport flowback water from drilling and completion activities, and produced water from ongoing well production activities, to either our own or third-party disposal wells throughout the region, or to other customer locations for reuse in completing other wells. Additionally, our trucks collect and transport fresh water from water sources to operator locations for use in well completion activities.
Disposal Services
We manage a network of 13 owned and leased salt water disposal wells with current capacity of approximately 21 thousand barrels of water per day, and permitted capacity of approximately 21 thousand barrels of water per day in the Northeast division. Our salt water disposal wells in the Northeast division are operated under the Nuverra, Heckmann, and Clearwater brands.
Rental and Other Services
We maintain and lease rental equipment to oil and gas operators and others within the Northeast division. These assets include tanks and winch trucks used in drilling and completion activities.
Southern Division
The Southern division is comprised of the Haynesville Shale area, a predominantly natural gas producing basin, which is located across northwestern Louisiana and eastern Texas, and extends into southwestern Arkansas. We have operations in various locations throughout eastern Texas and northwestern Louisiana, including a yard in Frierson, Louisiana. Additionally, we operate a corporate support office in Houston, Texas. As of June 30, 2021, we had 62 employees in the Southern division.

Water Transport Services
We manage a fleet of 36 trucks in the Southern division that collect and transport flowback water from drilling and completion activities, and produced water from ongoing well production activities, to either our own or third-party disposal wells throughout the region. Additionally, our trucks collect and transport fresh water to operator locations for use in well completion activities.
In the Southern division, we also own and operate a 60-mile underground twin pipeline network for the collection of produced water for transport to interconnected disposal wells and the delivery of fresh water from water sources to operator locations for use in well completion activities. The pipeline network can currently handle disposal volumes up to approximately 50 thousand barrels per day with 6 disposal wells attached to the pipeline and is scalable up to approximately 106 thousand barrels per day.
Disposal Services
We manage a network of 7 owned and leased salt water disposal wells that are not connected to our pipeline with current capacity of approximately 32 thousand barrels of water per day, and permitted capacity of approximately 100 thousand barrels of water per day, in the Southern division.
Rental and Other Services
We maintain and lease rental equipment to oil and gas operators and others within the Southern division. These assets include tanks and winch trucks used in drilling and completion activities.
Trends Affecting Our Operating Results
COVID-19 Pandemic and Oil Price Fluctuations
The outbreak of the novel coronavirus (“COVID-19”) in the first quarter of 2020 and its continued spread across the globe throughout 2020 and through the first half of 2021 has continued to cause significant economic disruptions, including reduction in energy demand and commodity price volatility. During 2020, federal, state and local governments implemented significant actions to mitigate the public health crisis, including shelter-in-place orders, business closures and capacity limits, quarantines, travel restrictions, executive orders and similar restrictions intended to control the spread of COVID-19. At the end of 2020 and into 2021 most of these restrictions have been adjusted based on the severity of the COVID-19 outbreak in particular communities, sometimes resulting in an easing of restrictions while other times resulting in a reinstatement or tightening of restrictions. The distribution and administration of COVID-19 vaccines has led to the reopening of meaningful elements of the domestic economy throughout most of the country. The economy has started to recover back to pre-pandemic levels and continues to show improvement. The opening of the domestic economy and return to travel has resulted in a generally improved demand for refined products, such as gasoline and jet fuel, and consequently an increase in the demand for crude oil. Certain parts of the world have lagged the United States in vaccine administration and COVID-19 rates remain high with travel and other restrictions continuing to cause global macroeconomic volatility. As a global commodity, crude oil pricing has continued to be subjected to swings based on these factors.
Other Trends Affecting Operating Results
Our results are affected by capital expenditures made by the exploration and production operators in the shale basins in which we operate. These capital expenditures determine the level of drilling and completion activity which in turn impact the amount of produced water, water for fracking, flowback water, drill cuttings and rental equipment requirements that create demand for our services. The primary drivers of these expenditures are current or anticipated prices of crude oil and natural gas. Prices trended lower during the second quarter of 2020 and increased during the second quarter of 2021. The average price per barrel of West Texas Intermediate (“WTI”) crude oil was $66.19 for the three months ended June 30, 2021 as compared to $28.00 for the three months ended June 30, 2020. The average price per million Btu of natural gas as measured by the Henry Hub Natural Gas Index was $2.95 for the three months ended June 30, 2021 compared to $1.70 for the three months ended June 30, 2020. See “COVID-19 Pandemic and Oil Price Declines” above for further discussion.

The rapid drop in crude prices occurred primarily in March and April 2020. Since June 2020, crude oil prices have ranged between $35 and $68 per barrel. The drop in crude oil prices had minimal impact on the first quarter of 2020 operating results as our customers had little time to adjust activity levels. However, our customers’ drilling and completion activity fell substantially beginning in the second quarter of 2020, with many customers also shutting in or lowering production as a result of spot crude prices falling below the cash costs of production in many basins and wells. While crude oil prices have recovered, the increase in activity has been in the Permian Basin and activity in the Bakken has remained slow, with the rig count remaining below 17 in 2021 thus far compared to 50 in the first quarter of 2020. One driver preventing an activity increase is a recent trend by our customers, at the insistence of investors, to limit capital expenditures to cash flow and to return any excess cash to shareholders in the form of dividends or stock repurchases and or to repay debt. While it is unclear if our customers will maintain this stance permanently, to date they have maintained capital discipline despite significant increases in crude oil pricing from the lows experienced in 2020. This has limited additional activity and capital expenditures versus what has been seen historically when commodity prices were at current levels.
As the economy continues to reopen, we are experiencing increased pressure on wages as other parts of the economy have remained strong or improved. This phenomenon has required us to evaluate and in some cases adjust hourly rates and salaries for drivers and mechanics, for example. We are facing challenges to recruit and maintain drivers who historically migrated to the energy industry in search of a higher compensation structure. In addition, as crude oil prices have increased we are seeing substantial increases in fuel prices, which are a significant operating cost for the trucking business.
As a result of these increased costs and given the higher cash flows our customers are experiencing due to higher commodity prices, in the second quarter of 2021, along with many of our competitors, we began reaching out to our customers requesting price increases. While it is unclear to what degree our efforts will be successful, any increase in pricing for our services will help to offset some of these cost pressures. In addition to price increases, we have continued to focus on reducing costs where possible to enhance our margins including reducing our capital expenditures budget and continuing to maintain most of our pay reductions and other savings initiatives instituted during 2020.
Our liquidity may be negatively impacted depending on how quickly consumer demand and oil prices stabilize. A lack of confidence in our industry on the part of the financial markets may result in a lack of access to capital, which could lead to reduced liquidity, an event of default, or an inability to access amounts available under our Operating LOC (as defined below) of $5.0 million, and our Letter of Credit Facility (as defined below) of $5.35 million.
While we are not able to estimate the full impact of the COVID-19 outbreak and the decrease in oil production levels on our financial condition and future results of operations, we expect that this situation will have an adverse effect on our reported results through 2021 and possibly beyond.
During June 2020, per the North Dakota Industrial Commission, approximately 28% of daily crude oil production in the Bakken shale region was estimated to have been shut-in, contributing to a reduction of approximately 405,000 barrels per day. The curtailed production dropped the volumes of produced water accordingly. This had a dramatic negative effect on our produced water business in the Rocky Mountain division that has been slow to rebound. Additionally, in early July 2020, a United States court ruling ordered the shutdown of the Dakota Access Pipeline (“DAPL”) over concerns on the environmental impact of the pipeline. The DAPL is a major transporter of oil volumes from the Bakken shale area with capacity to transport in excess of 500,000 barrels per day. Although transport of product from the Bakken shale area historically has also occurred by rail and other means, the net prices realized by producers is significantly lower than crude oil sold into the DAPL. As a result, if the pipeline is shut down, activity in the basin should be lower as the economics to the operators will deteriorate. Appeals courts have allowed the DAPL to continue to operate in the near term, but courts have also vacated needed easements making DAPL vulnerable to being shut down by government action or further litigation. The potential closure of the DAPL has customers cautious about returning to more normal business volumes and/or deferring capital expenditure projects until the litigation has been adjudicated.
During 2020 and the first six months of 2021, we have seen continued reuse and water sharing in the Northeast. Some of our customers are using produced and flowback water for fracking as they have determined it is more economical to transport produced water to sites than it is to dispose of the water. Operators are also sharing water with other operators to avoid disposal. Transporting shared or reused water still requires trucking services, but it is generally shorter haul work done at an hourly rate which negatively impacts our revenues.Other Factors Affecting Our Operating Results
Our results are also driven by a number of other factors, including (i) availability of our equipment, which we have built through acquisitions and capital expenditures, (ii) transportation costs, which are affected by fuel costs, (iii) utilization rates for our equipment, which are also affected by the level of our customers’ drilling and production activities, competition, and our ability to relocate our equipment to areas in which oil and natural gas exploration and production activities are growing, (iv) the availability of qualified employees (or alternatively, subcontractors) in the areas in which we operate, (v) labor costs, (vi) changes in governmental laws and regulations at the federal, state and local levels, (vii) seasonality and weather events, (viii) pricing and (ix) our health, safety and environmental performance record.
While we have agreements in place with certain of our customers to establish pricing for our services and various other terms and conditions, these agreements typically do not contain minimum volume commitments or otherwise require the customer to use us. Accordingly, our customer agreements generally provide the customer the ability to change the relationship by either in-sourcing some or all services we have historically provided or by contracting with other service providers. As a result, even with respect to customers with which we have an agreement to establish pricing, the revenue we ultimately receive from that customer, and the mix of revenue among lines of services provided, is unpredictable and subject to variation over time.
The results reported in the accompanying condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. The condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements, including the notes thereto, contained in our 2020 Annual Report on Form 10-K.
Results of Operations:
Three Months Ended June 30, 2021 Compared to the Three Months Ended June 30, 2020
The following table sets forth for each of the periods indicated our statements of operations data (dollars in thousands):
	Three Months Ended June 30,		Increase (Decrease)
	2021	2020	2021 versus 2020
Revenue:
Service revenue	$23,113	$22,956	$157	0.7%
Rental revenue	1,661	1,510	151	10.0%
Total revenue	24,774	24,466	308	1.3%
Costs and expenses:
Direct operating expenses	21,437	18,551	2,886	15.6%
General and administrative expenses	4,844	4,445	399	9.0%
Depreciation and amortization	5,734	7,156	(1,422)	(19.9)%
Total costs and expenses	32,015	30,152	1,863	6.2%
Operating loss	(7,241)	(5,686)	1,555	(27.3)%
Interest expense, net	(641)	(1,116)	(475)	(42.6)%
Other income (expense), net	4,025	38	3,987	10,492.1%
Loss before income taxes	(3,857)	(6,764)	(2,907)	43.0%
Net loss	$(3,857)	$(6,779)	$(2,922)	43.1%

Service Revenue
Service revenue consists of fees charged to customers for water transport services, disposal services and other services associated with the drilling, completion, and ongoing production of shale oil and natural gas.
On a consolidated basis, service revenue for the three months ended June 30, 2021 was $23.1 million, up $0.2 million, or 0.7%, from $23.0 million in the prior year period. The increase in service revenue is primarily due to increases in water transport services in the Rocky Mountain and Southern divisions, offset by a decrease in water transport services in the Northeast division and a decrease in disposal services in the Southern division. As the primary causes of the fluctuations in water transport services and decreases in disposal services are different for all three divisions, see “Segment Operating Results” below for further discussion.
Rental Revenue
Rental revenue consists of fees charged to customers for use of equipment owned by us, as well as other fees charged to customers for items such as delivery and pickup of equipment. Our rental business is primarily located in the Rocky Mountain division, however, we do have some rental equipment available in both the Northeast and Southern divisions.
Rental revenue for the three months ended June 30, 2021 was $1.7 million, up $0.2 million, or 10.0%, from $1.5 million in the prior year period due to a small increase in drilling and completion activity, which resulted in higher utilization of rental equipment by our customers in the Rocky Mountain division.
Direct Operating Expenses
The primary components of direct operating expenses are compensation, third-party hauling, fuel and repairs and maintenance costs.
Direct operating expenses for the three months ended June 30, 2021 increased $2.9 million to $21.4 million from $18.6 million in the prior year period. The increase is primarily attributable to higher costs in water transport services and disposal services, coupled with an increase in third-party hauling costs and fleet-related expenses, including fuel and maintenance and repair costs. See “Segment Operating Results” below for further details on each division.
General and Administrative Expenses
General and administrative expenses for the three months ended June 30, 2021 were $4.8 million, up $0.4 million, or 9.0%, from $4.4 million in the three months ended June 30, 2020 due primarily to an increase in compensation costs resulting from an increase in stock based compensation. There were partial wage increases that took effect in March 2021 for employees whose wages had been reduced in prior periods. Included in these expenses for the three months ended June 30, 2021 is approximately $1.3 million of transition costs, which included but were not limited to severance and stock based compensation for executives.
Depreciation and Amortization
Depreciation and amortization for the three months ended June 30, 2021 was $5.7 million, down 19.9% as compared to $7.2 million in the prior year period. The decrease is primarily attributable to a lower depreciable asset base due to impairment of long-lived assets during 2020, the sale of under-utilized or non-core assets and assets becoming fully depreciated partially offset by asset additions.
Impairment of Long-lived Asset
There were no impairment charges recorded during the three months ended June 30, 2021 and June 30, 2020.
Interest Expense, net
Interest expense, net during the three months ended June 30, 2021 was $0.6 million compared to $1.1 million in the prior year period. The decrease is primarily due to the retirement of the First Lien Credit

Agreement and Second Lien Term Loan Agreement (as defined below) and the lower overall effective interest rates on our outstanding debt.
Other Income, net
During the three months ended June 30, 2021, we had other income, net of $4.0 million compared to $38.0 thousand in the prior year period. The increase in other income, net is due to the forgiveness of the Paycheck Protection Program (the “PPP”) loan granted to an indirect wholly-owned subsidiary of the Company (the “PPP Borrower”) under the Coronavirus Aid, Relief, and Economic Security Act (the “PPP Loan”), which was fully forgiven in June 2021.There was no change in fair value of the derivative warrant liability during the three months ended June 30, 2021 and June 30, 2020.
Income Taxes
No income tax expense or benefit was recorded for the three months ended June 30, 2021 or June 30, 2020. The primary item impacting income taxes for the three months ended June 30, 2021 and June 30, 2020 was the valuation allowance against our deferred tax assets. See Note 12 in the Notes to the Condensed Consolidated Financial Statements herein for additional information on income taxes.
Segment Operating Results: Three Months Ended June 30, 2021 and 2020
The following table shows operating results for each of our segments for the three months ended June 30, 2021 and 2020:
	Rocky Mountain	Northeast	Southern	Corporate/Other	Total
Three months ended June 30, 2021
Revenue	$12,815	$7,872	$4,087	$—	$24,774
Direct operating expenses	11,151	7,198	3,088	—	21,437
Operating loss	(1,370)	(1,934)	(334)	(3,603)	(7,241)
Three months ended June 30, 2020
Revenue	$12,222	$8,162	$4,082	$—	$24,466
Direct operating expenses	10,458	5,593	2,500	—	18,551
Operating income (loss)	(2,634)	(397)	(404)	(2,251)	(5,686)
Change
Revenue	$593	$(290)	$5	$—	$308
Direct operating expenses	693	1,605	588	—	2,886
Operating (loss) income	1,264	(1,537)	70	(1,352)	(1,555)
Rocky Mountain
The Rocky Mountain division has experienced a significant slowdown as compared to the prior year, as evidenced by the rig count declining 24%, from an average of 21 for the quarter ended June 30, 2020 to 16 for the same period in June 30, 2021. Although there was a notable increase in WTI crude oil price per barrel, which averaged $66.19 in the second quarter of 2021 versus an average of $28.00 for the same period in the prior year, new drilling and completion activities have been very low This is the result of many of the larger exploration and production companies either focusing their capital spending in other basins or having a predetermined drilling program and not looking to increase production as they focus on drilling within cash flow. Revenues for the Rocky Mountain division increased by $0.6 million, or 5%, during the three months ended June 30, 2021 as compared to the three months ended June 30, 2020, primarily due to a $0.4 million, or 4% increase in water transport revenues from higher driver utilization. Company-owned trucking revenue declined 15%, or $1.2 million and third-party trucking revenue increased 145%, or $1.6 million. We continue to face a truck driver shortage in the Rocky Mountain Division similar to other areas of the country and industries. The regional driver count declined approximately 26% year over year which also contributed to the lower revenue. We are actively recruiting to attempt to increase our driver count. Our rental and landfill businesses are our two service lines most levered to drilling activity. Rental revenues increased by 11%, or $0.2 million, in the current year due to higher utilization and pricing. Our landfill revenues decreased 64%, or $0.2 million, compared to prior year due primarily to the landfill being near capacity. We actively managed the facility to keep volumes low and are currently working on expanding the facility to take in additional volumes. Our salt water disposal well revenue increased $0.4 million, or 33%, compared to the prior year as higher completion activity and production volumes in the areas near our wells led to a 28% increase in average barrels per day disposed during the current year. Other revenue not related to the categories above decreased by $0.1 million.
For the Rocky Mountain division, direct operating costs increased by $0.7 million during the three months ended June 30, 2021 as compared to the three months ended June 30, 2020 due primarily to higher disposal costs, higher third party hauling costs and higher fuel, maintenance and repair costs.
Northeast
Revenues for the Northeast division decreased by $0.3 million, or 4%, during the three months ended June 30, 2021 as compared to the three months ended June 30, 2020 mainly due to decreases in water transport services of $0.2 million, or 4%, and other revenue of $0.1 million or 41%. The rig count declined 5% from 40 during the three months ended June 30, 2020 to 38 during the three months ended June 30, 2021, which led to lower activity levels for both water transport services and other services. Our customers continued the industry trend of water reuse and water sharing in 2021. Water reuse inherently reduces trucking activity due to shorter hauling distances as water is being transported between well sites rather than to disposal wells. For our trucking services, revenues per billed hour decreased by 5% which was a function of the increased competition and the operator focus on reducing costs. The regional driver count declined approximately 12% year over year which also contributed to the lower revenue. We continue to face a truck driver shortage in our Northeast Division similar to that seen in our Rocky Mountain Division and similarly are actively recruiting to attempt to increase our driver count. The combination of a lower rig count, water reuse and sharing and competition, contributed to the decline in disposal volumes and pricing. In addition to these factors, we chose to close our Wellsboro truck yard in Northern Pennsylvania and relocated certain trucks to other areas of operation during the second quarter. This led to a decrease in revenue as we ceased operations at that location.
For the Northeast division, direct operating costs increased by $1.6 million, or 29%, during the three months ended June 30, 2021 as compared to the three months ended June 30, 2020 due to a combination of higher fleet-related expenses, including fuel costs. Operating loss increased by $1.5 million over the prior year period due primarily to $0.3 million in lower revenue, coupled with a $1.6 million increase in direct operating expenses, offset by $0.6 million decrease in depreciation and amortization expense.
Southern
Revenues for the Southern division remained flat during the three months ended June 30, 2021 as compared to the three months ended June 30, 2020. Rig count increased 29% in the area, from 38 at June 30, 2020 to 49 at June 30, 2021 driving an increase in trucking revenue and an increase in volumes received in our disposal wells not connected to our pipeline increased by an average of 1,776 barrels per day (or 9%) during the current year. Volumes received in the disposal wells connected to the pipeline decreased by an average of 6,571 barrels per day (or 17%) during the current year.
For the Southern division, direct operating costs increased by $0.6 million during the three months ended June 30, 2021 as compared to the three months ended June 30, 2020 due to an increase in fleet-related expenses, including fuel and maintenance and repair costs and compensation costs. Operating loss decreased by $0.1 million as compared to the prior year as the increase in direct operating expenses was offset by a decrease of $0.6 million in depreciation and amortization expense during the current year.
Corporate/Other
The costs associated with the Corporate/Other division are primarily general and administrative costs. The Corporate general and administrative costs for the three months ended June 30, 2021 were $1.4 million higher than those reported for the three months ended June 30, 2020 due to approximately $1.3 million of transition costs, which included but were not limited to severance and stock based compensation for executives.
Six Months Ended June 30, 2021 Compared to the Six Months Ended June 30, 2020
The following table sets forth for each of the periods indicated our statements of operations data (dollars in thousands):
	Six Months Ended June 30,		Increase (Decrease)
	2021	2020	2021 versus 2020
Revenue:
Service revenue	$45,439	$57,427	$(11,988)	(20.9)%
Rental revenue	3,000	4,981	(1,981)	(39.8)%
Total revenue	48,439	62,408	(13,969)	(22.4)%
Costs and expenses:
Direct operating expenses	42,418	50,027	(7,609)	(15.2)%
General and administrative expenses	8,371	9,369	(998)	(10.7)%
Depreciation and amortization	11,804	15,145	(3,341)	(22.1)%
Impairment of long-lived assets	—	15,579	(15,579)	(100.0)%
Total costs and expenses	62,593	90,120	(27,527)	(30.5)%
Operating loss	(14,154)	(27,712)	(13,558)	(48.9)%
Interest expense, net	(1,319)	(2,276)	(957)	(42.0)%
Other income, net	4,013	180	3,833	2,129.4%
Loss before income taxes	(11,460)	(29,808)	(18,348)	(61.6)%
Income tax expense	—	(15)	(15)	(100.0)%
Net loss	$(11,460)	$(29,823)	$(18,363)	NM
Service Revenue
On a consolidated basis, service revenue for the six months ended June 30, 2021 was $45.4 million, down $12.0 million, or 20.9%, from $57.4 million in the prior year period. The decline in service revenue is primarily due to decreases in water transport services in the Rocky Mountain and Southern divisions, coupled with a decrease of disposal services in all three divisions that primarily occurred in the three months ended March 31, 2020 as compared to the three months ended March 31, 2021 while the activity in the three months ended June 30, 2021 was relatively flat compared to the three months ended June 30, 2020. As the primary causes of the changes in service revenue are different for all three divisions, see “Segment Operating Results” below for further discussion.
Rental Revenue
Rental revenue for the six months ended June 30, 2021 was $3.0 million, down $2.0 million as compared to the prior year period due primarily to a decline in drilling and completion activity, which resulted in lower utilization and the return of rental equipment by our customers in all three divisions.
Direct Operating Expenses
Direct operating expenses for the six months ended June 30, 2021 were $42.4 million, down $7.6 million from $50.0 million in the prior year period. The decrease is primarily attributable to lower activity levels in water transport services and disposal services and company-enacted cost cutting measures resulting in a decline in third-party hauling costs, compensation costs, and fleet-related expenses, including fuel and maintenance and repair costs. See “Segment Operating Results” below for further details on each division.

General and Administrative Expenses
General and administrative expenses for the six months ended June 30, 2021 amounted to $8.4 million, down $1.0 million from $9.4 million in the prior year period. The decrease was primarily due to a decrease in compensation costs resulting from broad employee wage reductions and layoffs and a $0.1 million decrease in stock-based compensation expense partially offset by $0.8 million of transaction fees during 2020 associated with the credit agreements. Included in these expenses for the six months ended June 30, 2021 is approximately $1.3 million of transition costs, which included but were not limited to severance and stock based compensation for executives.
Depreciation and Amortization
Depreciation and amortization for the six months ended June 30, 2021 was $11.8 million, down $3.3 million from $15.1 million in the prior year period. The decrease is primarily attributable to a lower depreciable asset base due to impairment of long-lived assets during 2020, the sale of under-utilized or non-core assets and assets becoming fully depreciated partially offset by asset additions.
Impairment of long-lived assets
There was no impairment charges recorded for the six months ended June 30, 2021.
Long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Due to the impacts of the outbreak of COVID-19 and the oil supply conflict between two major oil producing countries, there was a significant decline in oil prices during the first quarter of 2020, which resulted in a decrease in activities by our customers. As a result of these events, during the six months ended June 30, 2020, there were indicators that the carrying values of the assets associated with the landfill in the Rocky Mountain division and trucking equipment in the Southern division were not recoverable and as a result we recorded long-lived asset impairment charges of $15.0 million.
Additionally, during 2020, certain property classified as held for sale in the Rocky Mountain division was evaluated for impairment based on an accepted offer received by the Company for the sale of the property. As a result of that offer, an impairment charge of $0.6 million was recorded during the six months ended June 30, 2020 to adjust the book value to match the fair value.
Interest Expense, net
Interest expense, net during the six months ended June 30, 2021 was $1.3 million, or $1.0 million lower than the $2.3 million in the prior year period. The decrease is primarily due to continued principal payments on the First and Second Lien Term Loans (as defined below) and lower overall effective interest rates on our outstanding debt.
Other Income, net
Other income, net for the six months ended June 30, 2021 was $4.0 million compared to $0.2 million in the prior year period. The increase is primarily due to a gain due to the PPP Loan forgiveness granted to the Company in June 2021.
Income Taxes
Income tax expense for the six months ended June 30, 2021 was none as compared to $15.0 thousand for the six months ended June 30, 2020. The primary item impacting income taxes for the six months ended June 30, 2021 and June 30, 2020 was the valuation allowance against our deferred tax assets. See Note 12 in the Notes to the Condensed Consolidated Financial Statements herein for additional information on income taxes.

Segment Operating Results: Six Months Ended June 30, 2021 and 2020
The following table shows operating results for each of our segments for the six months ended June 30, 2021 and 2020:
	Rocky Mountain	Northeast	Southern	Corporate/Other	Total
Six months ended June 30, 2021
Revenue	$25,604	$15,178	$7,657	$—	$48,439
Direct operating expenses	22,514	13,851	6,053	—	42,418
Impairment of long-lived assets	—	—	—	—	—
Operating loss	(3,177)	(3,995)	(1,279)	(5,703)	(14,154)
Six months ended June 30, 2020
Revenue	$35,690	$17,956	$8,762	$—	$62,408
Direct operating expenses	30,009	13,964	6,054	—	50,027
Impairment of long-lived assets	12,183	—	3,396	—	15,579
Operating income (loss)	(15,854)	(2,159)	(4,913)	(4,786)	(27,712)
Change
Revenue	$(10,086)	$(2,778)	$(1,105)	$—	$(13,969)
Direct operating expenses	(7,495)	(113)	(1)	—	(7,609)
Impairment of long-lived assets	(12,183)	—	(3,396)	—	(15,579)
Operating (loss) income	12,677	(1,836)	3,634	(917)	13,558
Rocky Mountain
The Rocky Mountain division continues to experience a significant slowdown as compared to the prior year, as evidenced by the rig count declining 24% from 21 at June 30, 2020 to 16 at June 30, 2021. The slowdown primarily occurred in the three months ended March 31, 2020 as compared to the three months ended March 31, 2021 while the three months ended June 30, 2020 as compared to three months ended June 30, 2021 were relatively flat. Although there was a notable increase in WTI crude oil price per barrel, which averaged $62.21 in the first half of 2021 versus an average of $36.82 for the same period in the prior year, new drilling and completion activities have been very low. This is the result of many of the larger exploration and production companies either focusing their capital spending in other basins or having a predetermined drilling program and not looking to increase production as they focus on drilling within cash flow. Revenues for the Rocky Mountain division decreased by $10.1 million, or 28% during the six months ended June 30, 2021 as compared to the six months ended June 30, 2020, primarily due to a $4.4 million, or 19%, decrease in water transport revenues from lower trucking volumes. Third-party trucking revenue decreased 15%, or $0.7 million, and revenue from company-owned trucking revenue declined 19%, or $3.4 million. Average total billable hours were down 22% compared to the prior year. While company-owned trucking activity is more levered to production water volumes, third-party trucking activity is more sensitive to drilling and completion activity, which has declined to historically low levels, thereby resulting in meaningful revenue reduction. Our rental and landfill businesses are our two service lines most levered to drilling activity, and therefore have declined by the highest percentage versus the prior period. Rental revenues decreased by 40%, or $2.0 million, in the current year due to lower utilization resulting from a significant decline in drilling activity driving the return of rental equipment. Our landfill revenues decreased 90%, or $1.6 million, compared to the prior year primarily due the landfill being near capacity. We actively managed the facility to keep volumes low and are currently working on expanding the facility to take in additional volumes. Our salt water disposal well revenue decreased $4.4 million, or 19%, compared to the prior year as well shut-ins and lower completion activity led to a 17% decrease in average barrels per day disposed during the current year, with water from producing wells continuing to maintain a base level of volume activity.

For the Rocky Mountain division, direct operating costs decreased by $7.5 million during the six months ended June 30, 2021 as compared to the six months ended June 30, 2020 due primarily to lower activity levels for water transport services and disposal services resulting in a decline in third-party hauling costs, compensation costs that are also impacted by company cost cutting initiatives, and fleet-related expenses, including fuel and maintenance and repair costs. The average number of drivers during the first half of 2021 decreased 35% from the prior year period. The Rocky Mountain division had a $3.2 million operating loss during the current year period, as opposed to $15.9 million in operating loss in the prior year period, due primarily to a $12.2 million long-lived asset impairment charge (as previously discussed above in the consolidated results) and lower activity levels for water transport services and disposal services partially offset by a decrease of $7.5 million in direct operating expenses, $1.4 million in general and administrative expenses and $1.7 million in depreciation and amortization expense.
Northeast
Revenues for the Northeast division decreased by $2.8 million, or 20%, during the six months ended June 30, 2021 as compared to the six months ended June 30, 2020 due to decreases in water transport services of $2.0 million, or 15%, and disposal services of $0.3 million, or 8%. The decreased activity primarily occurred in the three months ended March 31, 2021 as compared to the three months ended March 31, 2020 while the three months ended June 30, 2021 as compared to the three months ended June 30, 2020 was relatively flat. Although natural gas prices per million Btu, as measured by the Henry Hub Natural Gas Index, increased 77.9% from an average of $1.81 for the six months ended June 30, 2020 to an average of $3.22 for the six months ended June 30, 2021, the rig count declined 5% in the Northeast operating area, from 40 at June 30, 2020 to 38 at June 30, 2021. This led to lower activity levels for both water transport services and disposal services. Our customers continued the industry trend of water reuse and water sharing in 2021. Water reuse inherently reduces trucking activity due to shorter hauling distances as water is being transported between well sites rather than to disposal wells. For our trucking services, total billable hours were down 8% from the prior year and pricing decreases also contributed to the decline, offset by a disposal volumes increase in our salt water disposal wells of 2% in average barrels per day.
For the Northeast division, direct operating costs decreased by $0.1 million during the six months ended June 30, 2021 as compared to the six months ended June 30, 2020 due to a combination of lower activity levels for water transport services and disposal services as well as company cost cutting initiatives resulting in a decline in compensation costs and fleet-related expenses, including fuel costs. The average number of drivers during the quarter decreased 15% from the prior year. Operating loss increased by $1.8 million over the prior year period primarily due to a 2.8 million decrease in revenues, partially offset by a $0.4 million decrease in general and administrative expenses due to headcount and compensation reductions and $0.4 million in lower depreciation and amortization expense.
Southern
Revenues for the Southern division decreased by $1.1 million, or 13%, during the six months ended June 30, 2021 as compared to the six months ended June 30, 2020. The decreased activity primarily occurred in the three months ended March 31, 2021 as compared to the three months ended March 31, 2020 while the three months ended June 30, 2021 as compared to the three months ended June 30, 2020 was relatively flat. The decrease was due primarily to lower disposal well volumes both on the pipeline and for saltwater disposal assets not connected to our pipeline due in part to the winter storm in the first quarter of 2021 resulting in lost revenue days due to power outages and dangerous road conditions. Volumes received in our disposal wells not connected to our pipeline decreased by an average of 5,771 barrels per day (or 13%) during the current year and volumes received in the disposal wells connected to the pipeline decreased by an average of 16,801 barrels per day (or 22%) during the current year.
In the Southern division, direct operating costs remained flat during the six months ended June 30, 2021 as compared to the six months ended June 30, 2020 due to lower activity levels for disposal services and water transport services. The Southern division had $1.3 million in operating loss during the current year period, as opposed to a $4.9 million loss in the prior year period due primarily to a $3.4 million long-lived asset impairment charge in 2020 (as previously discussed above in the consolidated results).

Corporate/Other
The Corporate general and administrative costs for the six months ended June 30, 2021 were $0.9 million higher than the six months ended June 30, 2020 due primarily to approximately $1.3 million of transition costs, which included but were not limited to severance and stock based compensation for executives.
Liquidity and Capital Resources
Cash Flows and Liquidity
Our consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business. Our sources of cash during the six months ended June 30, 2021 included cash generated by our operations and asset sales. During the six months ended June 30, 2021 and June 30, 2020, net cash used in operating activities was $2.4 million and $9.8 million, respectively, and net loss was $11.5 million and $29.8 million, respectively. As of June 30, 2021, our total indebtedness was $29.8 million and total liquidity was $12.4 million, consisting of $7.4 million of cash and $5.0 million available under the Operating LOC Loan (as defined below).
On November 16, 2020, the Company entered into a Loan Agreement (the “Master Loan Agreement”) with First International Bank & Trust, a North Dakota banking corporation (“Lender”). Pursuant to the Master Loan Agreement, Lender agreed to extend to the Company: (i) a $13.0 million equipment term loan (the “Equipment Loan”); (ii) a $10.0 million real estate term loan (the “CRE Loan”); (iii) a $5.0 million operating line of credit (the “Operating LOC Loan”); and (iv) a $4.839 million letter of credit facility (the “Letter of Credit Facility”) (the CRE Loan, the Equipment Loan, the Operating LOC Loan and the Letter of Credit Facility, collectively may be referred to as the “Loans”). The Loans were funded and closed on November 20, 2020. The Letter of Credit Facility was amended on January 25, 2021, in order to increase by $510,000 the maximum availability thereunder, for up to $5.349 million. In connection with the closing of the Loans, the Company repaid all outstanding obligations in full under (a) our First Lien Credit Agreement (the “First Lien Credit Agreement”), by and among the lenders party thereto, ACF FinCo I, LP, as administrative agent, and the Company and (b) our Second Lien Term Loan Agreement (the “Second Lien Term Loan Agreement”) by and among the lenders party thereto, Wilmington Savings Fund Society, FSB, as administrative agent, and the Company, totaling $12.6 million and $8.3 million, respectively.
The Company continues to incur operating losses, and we anticipate losses to continue into the near future. Due to higher operating costs and lack of significant additional production by our customers, there is uncertainty around our future cash flows, results of operations and financial condition. We expect our operating costs to remain high into the foreseeable future as we anticipate our customers’ crude oil or natural gas drilling and completion activity to continue to operate at lower levels.
In order to mitigate these conditions, the Company implemented various initiatives during 2020 and continuing into 2021 that management believes positively impacted our operations, including personnel and salary reductions, other changes to our operating structure to achieve additional cost reductions, and the sale of certain assets. While we believe the Company’s cash flow from operations, together with cash on hand and other available liquidity, will be provide sufficient liquidity to fund operations for at least the next twelve months, the Company remains exposed to significant uncertainty regarding its future liquidity position and the availability of alternative sources of liquidity.
The following table summarizes our sources and uses of cash for the six months ended June 30, 2021 and June 30, 2020 (in thousands):
	Six Months Ended June 30,
Net cash provided by (used in):	2021	2020
Operating activities	$(2,393)	$9,825
Investing activities	(1,055)	(780)
Financing activities	(1,555)	1,038
Net change in cash, cash equivalents and restricted cash	$(5,003)	$10,083

Operating Activities
Net cash used in operating activities was $2.4 million for the six months ended June 30, 2021. The net loss, after adjustments for non-cash items, provided cash of $2.9 million, compared to $1.5 million provided in the corresponding 2020 period. Changes in operating assets and liabilities provided $0.5 million in cash primarily due to a decrease in accounts receivables and prepaids because of the timing of cash receipts. The non-cash items and other adjustments included $11.8 million of depreciation and amortization, and stock-based compensation expense of $0.5 million, partially offset by a gain on PPP Loan forgiveness of $4.0 million and a $0.3 million gain on the sale of assets.
Net cash provided by operating activities was $9.8 million for the six months ended June 30, 2020. The net loss, after adjustments for non-cash items, provided cash of $1.5 million. Changes in operating assets and liabilities used $8.3 million in cash primarily due to decreases in accounts receivable partially offset by decreases in accounts payable and accrued liabilities. The non-cash items and other adjustments included long-lived asset impairment charges of $15.6 million, $15.1 million of depreciation and amortization, and stock-based compensation expense of $0.6 million, partially offset by a $0.3 million gain on the sale of assets.
Investing Activities
Net cash used in investing activities was $1.1 million for the six months ended June 30, 2021 and primarily consisted of $1.3 million of purchases of property, plant and equipment partially offset by $0.2 million of proceeds from the sale of property, plant and equipment. Asset sales were primarily comprised of the disposition of motor vehicles and under-utilized or non-core assets, while asset purchases included investments in our disposal capacity and our fleet upgrades for water transport and disposal services.
Net cash used in investing activities was $0.8 million for the six months ended June 30, 2020 and primarily consisted of $2.3 million of purchases of property, plant and equipment partially offset by $1.5 million of proceeds from the sale of property, plant and equipment. Asset sales were primarily comprised of the disposition of two properties and under-utilized or non-core assets, while asset purchases included investments in our disposal capacity and our truck fleet for water transport services.
Financing Activities
Net cash used in financing activities was $1.6 million for the six months ended June 30, 2021 and was primarily comprised of $0.3 million of payments on the CRE Loan and $1.3 million of payments on vehicle finance leases and other financing activities.
Net cash used in financing activities was $1.0 million for the six months ended June 30, 2020 and was primarily comprised of proceeds from the PPP Loan of $4.0 million partially offset by $1.9 million of payments on the First Lien Credit Agreement and Second Lien Term Loan Agreement and $1.1 million of payments on finance leases and other financing activities.
Capital Expenditures
Our capital expenditure program is subject to market conditions, including customer activity levels, commodity prices, industry capacity and specific customer needs. Cash required for capital expenditures for the six months ended June 30, 2021 totaled $1.3 million compared to $2.3 million for the six months ended June 30, 2020. These capital expenditures were partially offset by proceeds received from the sale of under-utilized or non-core assets of $0.2 million and $1.5 million in the six months ended June 30, 2021 and 2020, respectively.
A portion of our transportation-related capital requirements are financed through finance leases (see Note 4 in the Notes to the Condensed Consolidated Financial Statements herein for further discussion of finance leases). We had none and $0.2 million of equipment additions under finance leases during the six months ended June 30, 2021 and June 30, 2020, respectively.
We continue to focus on improving the utilization of our existing assets and optimizing the allocation of resources in the various shale basins in which we operate. Due to the COVID-19 outbreak, we implemented a significant reduction in our capital expenditures budget for fiscal 2021, as discussed above in “Trends

Affecting Our Operating Results.” Our planned capital expenditures for 2021 are expected to be financed through cash flow from operations, finance leases, borrowings under our Operating LOC Loan, or a combination of the foregoing.
Indebtedness
As of June 30, 2021, we had $29.8 million of indebtedness outstanding, consisting of $13.0 million under the Equipment Loan, $9.7 million under the CRE Loan, $0.2 million under our vehicle term loan, $0.1 million under our equipment finance loan and $6.9 million of finance leases for vehicle financings and real property leases.
The PPP Borrower used the PPP Loan proceeds for designated qualifying expenses over the covered period and applied for forgiveness of the PPP Loan during September 2020 in accordance with the terms of the PPP, which was granted in full in June 2021. See Note 10 in the Notes to the Condensed Consolidated Financial Statements herein for a discussion about our debt arrangements and related terms.
The Loans contain certain affirmative and negative covenants, including a minimum debt service coverage ratio, beginning December 31, 2021, as well as other terms and conditions that are customary for loans of this type. As of June 30, 2021, we were in compliance with all covenants.
Off Balance Sheet Arrangements
As of June 30, 2021, we did not have any material off-balance-sheet arrangements as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.
Critical Accounting Policies
There have been no significant changes to our Critical Accounting Policies during the six months ended June 30, 2021 from those disclosed in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2020 Annual Report on Form 10-K.
Item 3.   Quantitative and Qualitative Disclosures about Market Risk
There have been no material changes in our quantitative and qualitative disclosures about market risk from those disclosed in “Item 7A. Quantitative and Qualitative Disclosures about Market Risk” in our 2020 Annual Report on Form 10-K.
Item 4.   Controls and Procedures
Disclosure Controls and Procedures
As of the end of the period covered by this Quarterly Report, we performed an evaluation, under the supervision and with the participation of our Chief Executive Officer (Principal Executive Officer) and Interim Chief Financial Officer (Principal Financial Officer), of our disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based upon that evaluation, our Chief Executive Officer and Interim Chief Financial Officer concluded that our disclosure controls and procedures were effective at that time to provide reasonable assurance that the information required to be disclosed in our reports filed with the SEC under the Exchange Act, are recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and are accumulated and communicated to our management, including the Chief Executive Officer and Interim Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting during the three months ended June 30, 2021 that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

PART II — OTHER INFORMATION
Item 1.   Legal Proceedings
See “Legal Matters” in Note 15 of the Notes to the Condensed Consolidated Financial Statements for a description of our material legal proceedings.
Item 1A.   Risk Factors
In addition to the information set forth in this Quarterly Report, you should carefully consider the risk factors discussed in Part I, Item 1A. Risk Factors of our 2020 Annual Report on Form 10-K.
Item 2.   Unregistered Sales of Equity Securities and Use of Proceeds.
None.
Item 3.   Defaults Upon Senior Securities
None.
Item 4.   Mine Safety Disclosures
Not applicable.
Item 5.   Other Information
None.
Item 6.   Exhibits
The exhibits listed on the “Exhibit Index” set forth below are filed or furnished with this Quarterly Report on Form 10-Q or incorporated by reference as set forth therein.
Exhibit Number	Description
10.1	Employment Agreement, dated April 21, 2021, between the Company and Patrick L. Bond (incorporated by reference to Exhibit 10.1 to Nuverra’s Current Report on Form 8-K filed with the SEC on April 27, 2021).
31.1*	Rule 13-a-14(a)/15d-14(a) Certification of Principal Executive Officer.
31.2*	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.
32.1*	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	XBRL Instance Document — The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.
104.1*	Cover Page Interactive Data File — The cover page interactive data file does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.

*
Filed herewith

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
NUVERRA ENVIRONMENTAL SOLUTIONS, INC.
(Registrant)
Date:
August 19, 2021

/s/ Patrick L. Bond

Name:
Patrick L. Bond

Title:
Chief Executive Officer
(Principal Executive Officer)

/s/ Eric Bauer

Name:
Eric Bauer

Title:
Executive Vice President and Interim Chief Financial Officer
(Principal Financial Officer)

ANNEX S

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of report (Date of earliest event reported): August 30, 2021

Nuverra Environmental Solutions, Inc.
(Exact Name of Registrant as Specified in Charter)

Delaware	001-33816	26-0287117
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
11111 Katy Freeway, Suite 1006, Houston, TX 77079
(Address of Principal Executive Offices) (Zip Code)
Registrant’s telephone number, including area code: (602) 903-7802
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions (see General Instruction A.2 below):
☐
Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐
Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.01 par value	NES	NYSE American
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
☐
Emerging growth company

☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 5.02
Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On and effective as of August 30, 2021 (the “Effective Date”) , the Board of Directors of Nuverra Environmental Solutions, Inc. (the “Company”) appointed Charles K. Thompson to serve as the Chief Executive Officer of the Company. The Company’s previous Chief Executive Officer, Patrick L. Bond, has left the Company to pursue other opportunities.
Mr. Thompson is Chairman of the Board of Directors of the Company and previously served as Chief Executive Officer from March 2, 2018 through April 20, 2021. A description of Mr. Thompson’s business experience is contained in the definitive Proxy Statement for the 2021 Annual Meeting of Stockholders filed by the Company with the Securities and Exchange Commission (the “SEC”) on May 17, 2021.
Mr. Thompson will receive an annual base salary of $300,000, commencing as of the Effective Date. Any annual cash retainer or equity-based compensation that Mr. Thompson would be entitled to receive for serving as a non-employee member of the Board of Directors of the Company will be suspended commencing as of the Effective Date. See the Current Report on Form 8-K dated April 21, 2021 and filed by the Company with the SEC for a description of the Transition Agreement dated April 21, 2021 between Mr. Thompson and the Company relating to his previous service as Chief Executive Officer.
There are no (i) family relationships, as defined in Item 401 of Regulation S-K, between Mr. Thompson and any of the Company’s executive officers or directors, or any person nominated to become a director or executive officer, (ii) arrangements or understandings between Mr. Thompson and any other person pursuant to which Mr. Thompson was appointed as Chief Executive Officer of the Company, or (iii) transactions in which Mr. Thompson has an interest requiring disclosure under Item 404(a) of Regulation S-K.
In connection with Mr. Bond’s departure, and as contemplated by the Employment Agreement dated as of April 21, 2021 (the “Bond Employment Agreement”) between Mr. Bond and the Company, the parties have entered into a Release Agreement that contains, among other things, a mutual release of claims between the Company and Mr. Bond, and pursuant to which Mr. Bond will receive the following payments and other benefits: (i) a lump sum payment, to be paid within sixty (60) days following the last day of employment, equal to eight (8) months of Mr. Bond’s base salary, plus twelve (12) months of COBRA premiums under the Company’s group health, dental and vision plans based on Mr. Bond’s current coverage status; and (ii) the issuance of 105,263 fully vested time-based restricted stock units as specified in the offer letter issued to Mr. Bond at the commencement of his employment. The Release Agreement also provides for the reaffirmation by Mr. Bond of certain post-employment restrictive covenants for a period of eight (8) months following his employment end date.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
NUVERRA ENVIRONMENTAL SOLUTIONS, INC.
Date: September 3, 2021	By:	/s/ Joseph M. Crabb
		Name:	Joseph M. Crabb
		Title:	Executive Vice President, Chief Legal Officer and Corporate Secretary

ANNEX T

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

(Mark One)
☒
QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended: September 30, 2021
or
☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to          .
Commission File Number: 001-33816

(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	26-0287117 (I.R.S. Employer Identification No.)
11111 Katy Freeway, Suite 1006, Houston, TX 77079
(602) 903-7802
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.01 par value	NES	NYSE American
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐ No ☒
Indicate by check mark whether the registrant has filed all the documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes ☒ No ☐
The number of shares outstanding of the registrant’s common stock as of October 31, 2021 was 16,209,621.

Forward-Looking Statements
In addition to historical information, this Quarterly Report on Form 10-Q (“Quarterly Report”) contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, or the “Securities Act,” Section 21E of the United States Securities Exchange Act of 1934, as amended, or the “Exchange Act,” and the Private Securities Litigation Reform Act of 1995, as amended, or the “Reform Act.” These statements relate to our expectations for future events and time periods. All statements other than statements of historical fact are statements that could be deemed to be forward-looking statements, including, but not limited to, statements regarding:
•
the impact of the coronavirus disease 2019 (“COVID-19”) pandemic and commodity market disruptions;

•
future financial performance and growth targets or expectations;

•
our limited liquidity to meet debt obligations and operating needs;

•
market and industry trends and developments, and

•
the potential benefits of any financing transactions and any potential benefits from future merger, acquisition, disposition, and restructuring transactions.

You can identify these and other forward-looking statements by the use of words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “might,” “will,” “should,” “would,” “could,” “potential,” “future,” “continue,” “ongoing,” “forecast,” “project,” “target” or similar expressions, and variations or negatives of these words.
These forward-looking statements are based on information available to us as of the date of this Quarterly Report and our current expectations, forecasts and assumptions, and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date. Future performance cannot be ensured, and actual results may differ materially from those in the forward-looking statements. Some factors that could cause actual results to differ include, among others:
•
the severity, magnitude and duration of the COVID-19 pandemic and commodity market disruptions;

•
failure to successfully implement planned initiatives to improve our liquidity by generating sufficient operating cash flow or accessing additional capital in order to meet operating needs and address our future debt service obligations;

•
changes in commodity prices;

•
fluctuations in consumer trends, pricing pressures, transportation costs, changes in raw material or labor prices or rates related to our business and changing regulations or political developments in the markets in which we operate;

•
risks associated with our indebtedness, including changes to interest rates, decreases in our borrowing availability, our ability to manage our liquidity needs and to comply with covenants under our credit facilities, which are discussed further in Segment Operating Results;

•
the loss of one or more of our larger customers;

•
delays in customer payment of outstanding receivables and customer bankruptcies;

•
natural disasters, such as hurricanes, earthquakes and floods, pandemics (including COVID-19), acts of terrorism, or extreme weather conditions, that may impact our business locations, assets, including wells or pipelines, or distribution channels, or which otherwise may disrupt our customers’ operations or the markets we serve;

•
disruptions impacting crude oil and natural gas transportation, processing, refining, and export systems, including vacated easements, environmental impact studies, forced shutdown by governmental agencies and litigation affecting the Dakota Access Pipeline;

•
bans on drilling and fracking leases and permits on federal land;

•
our ability to attract and retain key executives and qualified employees in strategic areas of our business;

•
our ability to attract and retain a sufficient number of qualified truck drivers;

•
the unfavorable change to credit and payment terms due to changes in industry condition or our financial condition, which could constrain our liquidity and reduce availability under our operating line of credit;

•
higher than forecasted capital expenditures to maintain and repair our fleet of trucks, tanks, pipeline, equipment and disposal wells;

•
our ability to control costs and expenses;

•
changes in customer drilling, completion and production activities, operating methods and capital expenditure plans, including impacts due to low oil and/or natural gas prices, shut-in production, decline in operating drilling rigs, closures or pending closures of third-party pipelines or the economic or regulatory environment;

•
risks associated with the limited trading volume of our common stock on the NYSE American Stock Exchange, including potential fluctuation in the trading prices of our common stock;

•
risks associated with the reliance on third-party analyst and expert market projections and data for the markets in which we operate that is utilized in our business strategy;

•
present and possible future claims, litigation or enforcement actions or investigations;

•
risks associated with changes in industry practices and operational technologies;

•
risks associated with the operation, construction, development and closure of salt water disposal wells, solids and liquids transportation assets, landfills and pipelines, including access to additional locations and rights-of-way, permitting and licensing, environmental remediation obligations, unscheduled delays or inefficiencies and reductions in volume due to micro- and macro-economic factors or the availability of less expensive alternatives;

•
the effects of competition in the markets in which we operate, including the adverse impact of competitive product announcements or new entrants into our markets and transfers of resources by competitors into our markets;

•
changes in economic conditions in the markets in which we operate or in the world generally, including as a result of political uncertainty;

•
reduced demand for our services due to regulatory or other influences related to extraction methods such as hydraulic fracturing, shifts in production among shale areas in which we operate or into shale areas in which we do not currently have operations, and shifts to reuse of water and water sharing in completion activities;

•
the unknown future impact of changes in laws and regulation on waste management and disposal activities, including those impacting the delivery, storage, collection, transportation, and disposal of waste products, as well as the use or reuse of recycled or treated products or byproducts;

•
risks involving developments in environmental or other governmental laws and regulations in the markets in which we operate and our ability to effectively respond to those developments including laws and regulations relating to oil and natural gas extraction businesses, particularly relating to water usage, and the disposal and transportation of liquid and solid wastes; and

•
other risks identified in this Quarterly Report or referenced from time to time in our filings with the United States Securities and Exchange Commission.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this Quarterly Report. Except as required by law, we do not undertake any obligation to update or release any revisions to these forward-looking statements to reflect any events or circumstances, whether as a result of new information, future events, changes in assumptions or otherwise, after the date hereof.

PART I — FINANCIAL INFORMATION
Item 1. Financial Statements
NUVERRA ENVIRONMENTAL SOLUTIONS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)
(Unaudited)
	September 30, 2021	December 31, 2020
Assets
Cash and cash equivalents	$3,934	$12,880
Restricted cash	3,705	2,820
Accounts receivable, net of allowance for doubtful accounts of $1.0 million and $1.0 million at September 30, 2021 and December 31, 2020, respectively	17,188	15,427
Inventories	2,838	2,852
Prepaid expenses and other receivables	3,356	3,119
Assets held for sale	—	778
Total current assets	31,021	37,876
Property, plant and equipment, net of accumulated depreciation of $134.7 million and $114.9 million at September 30, 2021 and December 31, 2020, respectively	136,587	151,164
Operating lease assets	1,443	1,691
Equity investments	—	35
Intangibles, net	155	194
Other assets	100	106
Total assets	$169,306	$191,066
Liabilities and Shareholders’ Equity
Accounts payable	$4,497	$5,130
Accrued and other current liabilities	13,412	9,550
Current portion of long-term debt	2,201	2,433
Total current liabilities	20,110	17,113
Long-term debt	25,062	31,673
Noncurrent operating lease liabilities	1,213	1,360
Deferred income taxes	120	120
Long-term contingent consideration	500	500
Asset retirement obligations	8,014	8,017
Total liabilities	55,019	58,783
Commitments and contingencies
Shareholder’s equity:
Preferred stock $0.01 par value (1,000 shares authorized, no shares issued and outstanding at September 30, 2021 and December 31, 2020)	—	—
Common stock, $0.01 par value (75,000 shares authorized, 16,405 shares issued and 16,210 outstanding at	164	158
September 30, 2021, and 15,833 shares issued and 15,772 outstanding at December 31, 2020) Additional paid-in capital	340,627	339,663
Treasury stock (195 shares and 60 shares at September 30, 2021 and December 31, 2020, respectively)	(813)	(477)
Accumulated deficit	(225,691)	(207,061)
Total shareholders’ equity	114,287	132,283
Total liabilities and equity	$169,306	$191,066
The accompanying notes are an integral part of these statements.

NUVERRA ENVIRONMENTAL SOLUTIONS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts) (Unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenue:
Service revenue	$22,603	$22,666	$68,042	$80,093
Rental revenue	2,183	1,130	5,183	6,111
Total revenue	24,786	23,796	73,225	86,204
Costs and expenses:
Direct operating expenses	20,647	19,022	63,065	69,049
General and administrative expenses	4,894	4,084	13,265	13,453
Depreciation and amortization	5,602	6,821	17,406	21,966
Impairment of long-lived assets	—	—	—	15,579
Total costs and expenses	31,143	29,927	93,736	120,047
Operating loss	(6,357)	(6,131)	(20,511)	(33,843)
Interest expense, net	(645)	(1,014)	(1,964)	(3,290)
Other income	28	20	4,051	200
Reorganization items, net	(196)	—	(206)	—
Loss before income taxes	(7,170)	(7,125)	(18,630)	(36,933)
Income tax expense	—	—	—	(15)
Net loss	$(7,170)	$(7,125)	$(18,630)	$(36,948)
Loss per common share:
Net loss per basic common share	$(0.45)	$(0.45)	$(1.17)	$(2.34)
Net loss per diluted common share	$(0.45)	$(0.45)	$(1.17)	$(2.34)
Weighted average shares outstanding:
Basic	16,069	15,771	15,981	15,762
Diluted	16,069	15,771	15,981	15,762
The accompanying notes are an integral part of these statements.

NUVERRA ENVIRONMENTAL SOLUTIONS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In thousands)
(Unaudited)
	Common Stock		Additional Paid-In Capital	Treasury Stock		Accumulated Deficit	Total
	Shares	Amount		Shares	Amount
Balance at January 1, 2021	15,833	$158	$339,663	(60)	$(477)	$(207,061)	$132,283
Issuance of common stock to employees and Board of Directors	271	3	(3)	—	—	—	—
Treasury stock acquired through surrender of shares for tax withholding	—	—	—	(88)	(217)	—	(217)
Stock-based compensation	—	—	133	—	—	—	133
Net loss	—	—	—	—	—	(7,603)	(7,603)
Balance at March 31, 2021	16,104	161	339,793	(148)	(694)	(214,664)	124,596
Issuance of common stock to employees	91	—	—	—	—	—	—
Treasury stock acquired through surrender of shares for tax withholding	—	—	—	(47)	(119)	—	(119)
Stock-based compensation	—	—	392	—	—	—	392
Net loss	—	—	—	—	—	(3,857)	(3,857)
Balance at June 30, 2021	16,195	161	340,185	(195)	(813)	(218,521)	121,012
Issuance of common stock to employees and directors	210	3	(3)	—	—	—	—
Stock-based compensation	—	—	445	—	—	—	445
Net loss	—	—	—	—	—	(7,170)	(7,170)
Balance at September 30, 2021	16,405	$164	$340,627	(195)	$(813)	$(225,691)	$114,287
Balance at January 1, 2020	15,781	$158	$337,628	(46)	$(436)	$(162,918)	$174,432
Issuance of common stock to employees	40	—	—	—	—	—	—
Treasury stock acquired through surrender of shares for tax withholding	—	—	—	(14)	(41)	—	(41)
Stock-based compensation	—	—	290	—	—	—	290
Net loss	—	—	—	—	—	(23,044)	(23,044)
Balance at March 31, 2020	15,821	158	337,918	(60)	(477)	(185,962)	151,637
Stock-based compensation	—	—	322	—	—	—	322
Net loss	—	—	—	—	—	(6,779)	(6,779)
Balance at June 30, 2020	15,821	158	338,240	(60)	(477)	(192,741)	145,180
Issuance of common stock to employees	12	—	—	—	—	—	—
Stock-based compensation	—	—	324	—	—	—	324
Net loss	—	—	—	—	—	(7,125)	(7,125)
Balance at September 30, 2020	15,833	158	338,564	(60)	(477)	(199,866)	138,379
The accompanying notes are an integral part of these statements.

NUVERRA ENVIRONMENTAL SOLUTIONS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)
	Nine Months Ended September 30,
	2021	2020
Cash flows from operating activities:
Net loss	$(18,630)	$(36,948)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
PPP Loan Forgiveness	(4,000)	—
Depreciation and amortization	17,406	21,966
Amortization of debt issuance costs, net	189	95
Stock-based compensation	970	936
Impairment of long-lived assets	—	15,579
Gain on disposal of property, plant and equipment	(1,681)	(384)
Bad debt expense (recoveries)	27	(129)
Deferred income taxes	—	40
Other, net	573	567
Changes in operating assets and liabilities:
Accounts receivable	(1,788)	10,667
Prepaid expenses and other receivables	(242)	(141)
Accounts payable and accrued liabilities	2,420	(892)
Other assets and liabilities, net	(344)	568
Net cash (used in) provided by operating activities	(5,100)	11,924
Cash flows from investing activities:
Proceeds from the sale of property, plant and equipment	2,513	1,596
Purchases of property, plant and equipment	(2,106)	(2,802)
Net cash provided by (used in) investing activities	407	(1,206)
Cash flows from financing activities:
Payments on Equipment loan	(1,216)	—
Payments on Commercial real estate loan	(417)	—
Payments on First and Second Lien Term Loans	—	(5,496)
Proceeds from Revolving Facility	—	101,182
Payments on Revolving Facility	—	(101,182)
Proceeds from PPP Loan	—	4,000
Purchases of treasury stock	(336)	—
Payments on finance leases and other financing activities	(1,399)	(1,463)
Net cash used in financing activities	(3,368)	(2,959)
Change in cash, cash equivalents and restricted cash	(8,061)	7,759
Cash and cash equivalents, beginning of period	12,880	4,788
Restricted cash, beginning of period	2,820	922
Cash, cash equivalents and restricted cash, beginning of period	15,700	5,710
Cash and cash equivalents, end of period	3,934	13,469
Restricted cash, end of period	3,705	—
Cash, cash equivalents and restricted cash, end of period	$7,639	$13,469
Supplemental disclosure of cash flow information:
Cash paid for interest	$874	$2,603
Cash paid for taxes, net	—	249
Property, plant and equipment purchases in accounts payable	911	403
Gain on Paycheck Protection Program Loan Forgiveness	(4,000)	—
The accompanying notes are an integral part of these statements.

NUVERRA ENVIRONMENTAL SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Note 1 — Basis of Presentation
The accompanying condensed consolidated financial statements of Nuverra Environmental Solutions, Inc. and its subsidiaries (collectively, “Nuverra,” the “Company,” “we,” “us,” or “our”) are unaudited, pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Our condensed consolidated balance sheet as of December 31, 2020, included herein, has been derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America (or “GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In our opinion, the condensed consolidated financial statements include the normal, recurring adjustments necessary for the fair statement of the results for the interim periods. These financial statements should be read in conjunction with the audited consolidated financial statements, including the notes thereto, contained in our Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 16, 2021 (the “2020 Annual Report on Form 10-K”).
All dollar and share amounts in the footnote tabular presentations are in thousands, except per share amounts and unless otherwise noted.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions for the reporting periods covered by the financial statements. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from these estimates.
There have been no other material changes or developments in our significant accounting policies or evaluation of accounting estimates and underlying assumptions or methodologies from those disclosed in our 2020 Annual Report on Form 10-K.
Restricted Cash
On November 16, 2020, we entered into a Loan Agreement (the “Master Loan Agreement”) with First International Bank & Trust, a North Dakota banking corporation (the “Lender”), for: (i) a $13.0 million equipment term loan (the “Equipment Loan”); (ii) a $10.0 million real estate term loan (the “CRE Loan”); (iii) a $5.0 million operating line of credit (the “Operating LOC Loan”); and (iv) a $4.839 million letter of credit facility (the “Letter of Credit Facility”), which collectively may be referred to as the “Loans”. The Letter of Credit Facility was amended on January 25, 2021 and August 19, 2021, in order to increase the maximum availability thereunder to $5.880 million. The Master Loan Agreement also required the Company deposit into a reserve account held by the Lender (the “Reserve Account”) the sum of $2.5 million and make additional monthly deposits of $100,000 into the Reserve Account. In connection with the closing of the Loans, the Company repaid all outstanding obligations in full under (a) our First Lien Credit Agreement (the “First Lien Credit Agreement”), by and among the lenders party thereto, ACF FinCo I, LP, as administrative agent, and the Company and (b) our Second Lien Term Loan Agreement (the “Second Lien Term Loan Agreement”) by and among the lenders party thereto, Wilmington Savings Fund Society, FSB, as administrative agent, and the Company, totaling $12.6 million and $8.3 million, respectively. Funds held in the Reserve Account are not accessible by the Company and are pledged as additional security for the CRE Loan, the Operating LOC Loan and the Letter of Credit Facility. We had a restricted cash balance of $3.7 million and $2.8 million as of September 30, 2021 and December 31, 2020, respectively.
Fair Value Measurements
Fair value represents an exit price, representing the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
•
Level 1 — Observable inputs such as quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•
Level 2 — Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

•
Level 3 — Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Liquidity and Going Concern
The Company continues to incur operating losses, and we anticipate losses to continue into the near future. There has been a significant decline in oil and natural gas production activities, which has negatively impacted our customers’ demand for our services, as well as rising costs which has resulted in uncertainty surrounding the potential impact on our cash flows, results of operations and financial condition.
Due to high costs and uncertainty of our customers increasing their production activities there is substantial doubt as to the Company’s ability to continue as a going concern within one year after the date that these financial statements are issued. In order to mitigate these conditions, the Company has undertaken various initiatives that include reducing our costs, increasing of our “pricing and services,” and leaving areas that are not profitable.
Our consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates continuity of operations, realization of assets, and satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern.
Recently Adopted Accounting Pronouncements
In December 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes.The standard removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. The new standard will be effective for interim and annual periods beginning after December 15, 2020, with early adoption permitted. We adopted this Topic 740 on January 1, 2021. The adoption of the new tax standard did not have a material effect on our consolidated financial statements.
Note 2 — Recently Issued Accounting Pronouncements
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326). Due to the issuance of ASU No. 2019-10, Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842), and the fact that we are a smaller reporting company, the new standard is effective for reporting periods beginning after December 15, 2022. The standard replaces the incurred loss impairment methodology under current GAAP with a methodology that reflects expected credit losses and requires the use of a forward-looking expected credit loss model for accounts receivables, loans, and other financial instruments. The standard requires a modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. We plan to adopt the new credit loss standard effective January 1, 2023. We do not expect the new credit loss standard to have a material effect on our consolidated financial statements.
In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by reference rate reform, if certain criteria are met. ASU No. 2020-04 only applies to contracts and other transactions that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. The new standard is effective for all entities as of March 12, 2020 through December 31, 2022. We are currently evaluating the impact of the new reference rate reform practical expedient will have on our consolidated financial statements.
In August 2020, the FASB issued ASU No. 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40). ASU No. 2020-06 simplifies the accounting for certain convertible instruments, amends the guidance for the derivatives scope exception for contracts in an entity’s own equity, and modifies the guidance on diluted earnings per share calculations as a result of these changes. The standard may be adopted using either a retrospective or modified retrospective method. The new standard will be effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. We do not expect the adoption of the new standard to have a material effect on our consolidated financial statements.
Note 3 — Revenues
Revenues are generated upon the performance of contracted services under formal and informal contracts with customers. Revenues are recognized when the contracted services for our customers are completed in an amount that reflects the consideration we expect to be entitled to in exchange for those services. Sales and usage-based taxes are excluded from revenues. Payment is due when the contracted services are completed in accordance with the payment terms established with each customer prior to providing any services. As such, there is no significant financing component for any of our revenues.
Some of our contracts with customers involve multiple performance obligations as we are providing more than one service under the same contract, such as water transport services and disposal services. However, our core service offerings are capable of being distinct and also are distinct within the context of contracts with our customers. As such, these services represent separate performance obligations when included in a single contract. We have standalone pricing for all of our services which is negotiated with each of our customers in advance of providing the service. The contract consideration is allocated to the individual performance obligations based upon the standalone selling price of each service, and no discount is offered for a bundled services offering.
Contract Assets
There was no contract asset recorded on the consolidated balance sheets as of September 30, 2021 and December 31, 2020.
Disaggregated Revenues
The following tables present our revenues disaggregated by revenue source for each reportable segment for the three and nine months ended September 30, 2021 and September 30, 2020:
	Three months ended September 30, 2021
	Rocky Mountain	Northeast	Southern	Corporate/ Other	Total
Water Transport Services	$9,244	$4,715	$2,748	$—	$16,707
Disposal Services	1,813	1,473	1,815	—	5,101
Other Revenue	691	57	47	—	795
Total Service Revenue	11,748	6,245	4,610	—	22,603
Rental Revenue	2,175	8	—	—	2,183
Total Revenue	$13,923	$6,253	$4,610	$—	$24,786

	Three months ended September 30, 2020
	Rocky Mountain	Northeast	Southern	Corporate/ Other	Total
Water Transport Services	$8,165	$5,613	$2,299	$—	$16,077
Disposal Services	1,380	2,634	1,624	—	5,638
Other Revenue	660	266	25	—	951
Total Service Revenue	10,205	8,513	3,948	—	22,666
Rental Revenue	1,103	27	—	—	1,130
Total Revenue	$11,308	$8,540	$3,948	$—	$23,796
	Nine months ended September 30, 2021
	Rocky Mountain	Northeast	Southern	Corporate/ Other	Total
Water Transport Services	$27,814	$15,847	$7,376	$—	$51,037
Disposal Services	4,840	5,163	4,811	—	14,814
Other Revenue	1,733	378	80	—	2,191
Total Service Revenue	34,387	21,388	12,267	—	68,042
Rental Revenue	5,140	43	—	—	5,183
Total Revenue	$39,527	$21,431	$12,267	$—	$73,225
	Nine months ended September 30, 2020
	Rocky Mountain	Northeast	Southern	Corporate/ Other	Total
Water Transport Services	$31,128	$18,746	$6,680	$—	$56,554
Disposal Services	6,769	6,648	5,922	—	19,339
Other Revenue	3,091	1,007	102	—	4,200
Total Service Revenue	40,988	26,401	12,704	—	80,093
Rental Revenue	6,010	95	6	—	6,111
Total Revenue	$46,998	$26,496	$12,710	$—	$86,204
Water Transport Services
The majority of our revenues are from the removal and disposal of produced water and flowback water originating from oil and natural gas wells or the transportation of fresh water and produced water to customer sites for use in drilling and hydraulic fracturing activities by trucks or through temporary or permanent water transfer pipelines. Water transport rates for trucking are based upon either a fixed fee per barrel or upon an hourly rate. Revenue is recognized once the water has been transported, or over time, based upon the number of barrels transported or disposed of, or at the agreed upon hourly rate, depending upon the customer contract. Contracts for the use of our water disposal pipeline are priced at a fixed fee per disposal barrel transported, with revenues recognized over time from when the water is injected into our pipeline until the transport is complete. Water transport services are all generally completed within 24 hours with no remaining performance obligation outstanding at the end of each month.
Disposal Services
Revenues for disposal services are generated through fees charged for disposal of fluids near disposal wells and disposal of oilfield wastes in our landfill. Disposal rates are generally based on a fixed fee per barrel of produced water, or on a per ton basis for landfill disposal, with revenues recognized once the disposal has occurred. The performance obligation for disposal services is considered complete once the disposal occurs. Therefore, disposal services revenues are recognized at a point in time.

Other Revenue
Other revenue includes revenues from the sale of “junk” or “slop” oil obtained through the skimming of disposal water. Revenue is recognized for “junk” or “slop” oil sales at a point in time once the goods are transferred.
Rental Revenue
We generate rental revenue from the rental of equipment used in wellsite services. Rental rates are based upon negotiated rates with our customers and revenue is recognized over the rental service period. Revenues from rental equipment are not within the scope of the new revenue standard, but rather are recognized under ASC 842, Leases. As the rental service period for our equipment is very short term in nature and does not include any sales-type or direct financing leases, nor any variable rental components, the adoption of ASC 842 in 2019 did not have a material impact upon our consolidated statement of operations.
Note 4 — Leases
We lease vehicles, transportation equipment, real estate and certain office equipment. We determine if an arrangement is a lease at inception. Operating and finance lease assets represent our right to use an underlying asset for the lease term, and operating and finance lease liabilities represent our obligation to make lease payments arising from the lease. Operating and finance lease assets and liabilities are recognized at the lease commencement date based on the estimated present value of the lease payments over the lease term. Absent a documented borrowing rate from the lessor, we use our estimated incremental borrowing rate, which is derived from information available at the lease commencement date, in determining the present value of lease payments.
Most of our leases have remaining lease terms of one year to 12 years, with one lease having a term of 99 years. Our lease term includes options to extend the lease when it is reasonably certain that we will exercise that option. Leases with an initial term of twelve months or less are not recorded on the balance sheet and we recognize lease expense for these leases on a straight-line basis. Some of our vehicle leases include residual value guarantees. It is probable that we will owe approximately $2.5 million under the residual value guarantees, therefore this amount has been included in the measurement of the lease liability and leased asset.
The components of lease expense were as follows:
		Three Months Ended September 30,		Nine Months Ended September 30,
Lease Cost	Classification	2021	2020	2021	2020
Operating lease cost(a)	General and administrative expenses	$233	$464	$720	$1,813
Finance lease cost:
Amortization of leased assets	Depreciation and amortization	525	526	1,587	1,689
Interest on lease liabilities	Interest expense, net	117	137	367	426
Variable lease cost	General and administrative expenses	636	626	1,779	2,222
Sublease income	Other income, net	(76)	(38)	(123)	(70)
Total net lease cost		$1,435	$1,715	$4,330	$6,080

(a)
Includes short-term leases, which represented $0.1 million and $0.1 million of the balance for the three months ended September 30, 2021 and September 30, 2020, respectively, and $0.3 million and $0.3 million of the balance for the nine months ended September 30, 2021 and September 30, 2020, respectively.

Supplemental balance sheet, cash flow and other information related to leases was as follows (in thousands, except lease term and discount rate):

Leases	Classification	September 30, 2021	December 31, 2020
Assets:
Operating lease assets	Operating lease assets	$1,443	$1,691
Finance lease assets	Property, plant and equipment, net of accumulated depreciation(a)	4,568	6,185
Total leased assets		$6,011	$7,876
Liabilities:
Current
Operating lease liabilities	Accrued and other current liabilities	$229	$331
Finance lease liabilities	Current portion of long-term debt	1,441	1,420
Noncurrent
Operating lease liabilities	Noncurrent operating lease liabilities	1,213	1,360
Finance lease liabilities	Long-term debt	5,075	6,161
Total lease liabilities		$7,958	$9,272

(a)
Finance lease assets are recorded net of accumulated amortization of $5.4 million and $3.9 million as of September 30, 2021 and December 31, 2020, respectively.

ase Term and Discount Rate	September 30, 2021	December 31, 2020
ighted-average remaining lease term (in years):
Operating leases	44.1	39.9
inance leases	2.2	3.2
ighted-average discount rate:
Operating leases	10.00%	10.08%
inance leases	6.77%	6.77%
	Nine Months Ended September 30,
Supplemental Disclosure of Cash Flow Information and Other Information	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$720	$1,813
Operating cash flows from finance leases	367	426
Financing cash flows from finance leases	1,065	1,082
Leased assets obtained in exchange for new finance lease liabilities	—	349
Maturities of lease liabilities are as follows:
	September 30, 2021
	Operating Leases(a)	Finance Leases(b)
Remainder of 2021	$241	$466
2022	347	1,832
2023	200	3,447
2024	190	383
2025	188	423

	September 30, 2021
	Operating Leases(a)	Finance Leases(b)
Thereafter	6,522	1,062
Total lease payments	7,688	7,613
Less amount representing interest	(6,246)	(1,097)
Present value of total lease liabilities	1,442	6,516
Less current lease liabilities	(229)	(1,441)
Long-term lease liabilities	$1,213	$5,075

(a)
Operating lease payments do not include any options to extend lease terms that are reasonably certain of being exercised.

(b)
Finance lease payments include $1.4 million related to options to extend lease terms that are reasonably certain of being exercised.

Note 5 — Equity
Preferred Stock
The Board is authorized to issue up to 1.0 million shares of preferred stock, par value $0.01, and to determine the powers, preferences, privileges, rights, including voting rights, qualifications, limitations and restrictions of those shares without further vote or act by the common stockholders. There was no preferred stock outstanding as of September 30, 2021 and December 31, 2020.
Series A Preferred Stock
On December 21, 2020, the Board declared a dividend of one right (a “Right”) for each of the Company’s issued and outstanding shares of common stock, par value $0.01 per share (“Common Stock”). The dividend was paid to the stockholders of record at the close of business on January 4, 2021 (the “Record Date”). Each Right entitles the registered holder, subject to the terms of the Rights Agreement (as defined below), to purchase from the Company one one-thousandth of a share of the Company’s Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Preferred Stock”), at a price of $7.02, subject to certain adjustments. The description and terms of the Rights are set forth in the Rights Agreement, dated as of December 21, 2020 (the “Rights Agreement”), between the Company and American Stock Transfer & Trust Company, LLC.
The Rights, which are not exercisable until the Distribution Date (as defined in the Rights Agreement), will expire prior to the earliest of (i) the close of business on December 21, 2021, unless extended prior to expiration (provided any such extension will be submitted to the stockholders of the Company for ratification at the next annual meeting following such extension); (ii) the time at which the Rights are redeemed pursuant to the Rights Agreement; (iii) the time at which the Rights are exchanged pursuant to the Rights Agreement and (iv) the time at which the Rights are terminated upon the occurrence of certain transactions.
Each share of Preferred Stock will be entitled, when, as and if declared, to a preferential per share quarterly dividend payment equal to the greater of (i) $1.00 per share or (ii) 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, in each case, paid to holders of Common Stock during such period. Each share of Preferred Stock will entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of the Company. In the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per one share of Common Stock.

Other Equity Issuances
During the nine months ended September 30, 2021, we issued common stock for our stock-based compensation program, which is discussed further in Note 13.
Note 6 — Earnings Per Common Share
Net loss per basic and diluted common share have been computed using the weighted average number of shares of common stock outstanding during the period. For the three and nine months ended September 30, 2021 and September 30, 2020, no shares of common stock underlying restricted stock or warrants were included in the computation of diluted earnings per common share because the inclusion of such shares would be anti-dilutive based on the net losses reported for those periods.
The following table presents the calculation of basic and diluted net loss per common share, as well as the anti-dilutive stock-based awards that were excluded from the calculation of diluted net loss per share for the periods presented (in thousands except per share amounts):
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Numerator: Net loss	$(7,170)	$(7,125)	$(18,630)	$(36,948)
Denominator:
Weighted average shares – basic	16,069	15,771	15,981	15,762
Common stock equivalents	—	—	—	—
Weighted average shares – diluted	16,069	15,771	15,981	15,762
Loss per common share:
Net loss per basic common share	$(0.45)	$(0.45)	$(1.17)	$(2.34)
Net loss per diluted common share	$(0.45)	$(0.45)	$(1.17)	$(2.34)
Anti-dilutive stock-based awards excluded:	241	422	300	409
Note 7 — Intangible Assets
Intangible assets consist of the following:
	September 30, 2021
	Gross Carrying Amount	Accumulated Amortization	Net	Remaining Useful Life (Years)
Disposal permits	$540	$(385)	$155	4.2
Total intangible assets	540	(385)	155	4.2
	December 31, 2020
	Gross Carrying Amount	Accumulated Amortization	Net	Remaining Useful Life (Years)
Disposal permits	$540	$(346)	$194	4.8
Trade name	799	(799)	—	0.0
Total intangible assets	$1,339	$(1,145)	$194	4.8
The disposal permits are related to the Rocky Mountain, Northeast and Southern divisions. The remaining weighted average useful lives shown are calculated based on the net book value and remaining amortization period of each respective intangible asset.
Amortization expense was $14.0 thousand and $0.1 million for the three months ended September 30, 2021 and September 30, 2020, respectively, and $40.0 thousand and $0.2 million for the nine months ended September 30, 2021 and September 30, 2020, respectively.

Note 8 — Assets Held for Sale and Impairment
Impairment Charges
We had no impairment charges during the nine months ended September 30, 2021. Impairment charges of $15.6 million were recorded during the nine months ended September 30, 2020.
Assets Held for Sale
During the nine months ended September 30, 2020, certain property classified as “Assets held for sale” on the condensed consolidated balance sheet located in the Rocky Mountain division was re-evaluated for impairment based on an accepted offer from a buyer that indicated fair value of the real property was lower than its net book value, and impairment charges of $0.6 million were recorded during the nine months ended September 30, 2020, which is included in “Impairment of long-lived assets” on our consolidated statements of operations. During the nine months ended September 30, 2021, management approved the sale of this property and recognized an additional loss of $0.3 million.
Impairment of Long-Lived Assets
Long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. During 2020, there was a significant decline in oil prices due to the impacts of the outbreak of COVID-19 and the oil supply conflict between two major oil producing countries, which resulted in a decrease in activities by our customers. As a result of these events, we determined that there were indicators that the carrying value of our assets may not be recoverable.
Our impairment review during the nine months ended September 30, 2020 concluded that the carrying values of the assets associated with the landfill in the Rocky Mountain division and trucking equipment in the Southern division were not recoverable as the carrying value exceeded our estimate of future undiscounted cash flows for these asset groups. As a result, we recorded an impairment charge of $15.0 million during the nine months ended September 30, 2020 as the carrying value exceeded fair value, which is included in “Impairment of long-lived assets” on our condensed consolidated statements of operations. The fair value of the assets associated with the landfill and trucking equipment asset groups was determined using discounted estimated future cash flows (Level 3 in the fair value hierarchy).
Note 9 — Accrued and Other Current Liabilities
Accrued and other current liabilities consisted of the following at September 30, 2021 and December 31, 2020:
	September 30, 2021	December 31, 2020
Accrued payroll and employee benefits	$3,100	$2,353
Accrued insurance	2,647	2,263
Accrued legal	89	294
Accrued taxes	1,227	1,282
Accrued interest	404	56
Accrued operating costs	4,070	2,683
Accrued other	1,646	288
Current operating lease liabilities	229	331
Total accrued and other current liabilities	$13,412	$9,550

Note 10 — Debt
Debt consisted of the following at September 30, 2021 and December 31, 2020:
			September 30, 2021	December 31, 2020
	Interest Rate	Maturity Date	Carrying Value of Debt(k)	Carrying Value of Debt(k)
Operating LOC Loan(a)	7.00%	Nov. 2021	$—	$—
Equipment Loan(b)	3.14%	Nov. 2025	11,785	13,000
CRE Loan(c)	8.00%	Nov. 2032	9,516	9,932
Letter of Credit Facility(d)	7.00%	Nov. 2021	—	—
PPP Loan(e)	1.00%	May 2022	—	4,000
Vehicle Term Loan(f)	5.27%	Dec. 2021	91	363
Equipment Finance Loan(g)	6.50%	Nov. 2022	96	158
Finance leases(h)	6.77%	Various	6,514	7,581
Total debt			28,002	35,034
Debt issuance costs presented with debt(i)			(739)	(928)
Total debt, net			27,263	34,106
Less: current portion of long-term debt(j)			(2,201)	(2,433)
Long-term debt			$25,062	$31,673

(a)
Interest on the Operating LOC Loan accrues at an annual rate equal to the Prime Rate of plus 3.75%, with an interest floor of 7.00%.

(b)
Interest on the Equipment Loan accrues at an annual rate equal to the LIBOR Rate plus 3.00%.

(c)
Interest on the CRE Loan accrues at an annual rate equal to the Federal Home Loan Bank Rate of Des Moines three-year advance rate plus 4.50%, with an interest rate floor of 8.00%.

(d)
The interest rate presented represented the interest rate on the $5.880 million Letter of Credit Facility.

(e)
Interest on the PPP Loan (as defined below) accrued at an annual rate of 1.00%. The PPP Loan forgiveness was granted in June 2021.

(f)
Interest on the Vehicle Term Loan (as defined below) accrues at an annual rate of 5.27%.

(g)
Interest on the Equipment Finance Loan (as defined below) accrues at an annual rate of 6.50%.

(h)
Our finance leases include finance lease arrangements related to fleet purchases and real property with a weighted-average annual interest rate of approximately 6.77%, which mature in varying installments between 2021 and 2029.

(i)
The debt issuance costs as of September 30, 2021 and December 31, 2020 resulted from refinancing the debt with First International Bank.

(j)
The principal payments due within one year for the CRE Loan, Vehicle Term Loan, Equipment Finance Loan and finance leases are included in current portion of long-term debt as of September 30, 2021 and December 31, 2020.

(k)
Our Operating LOC Loan, Equipment Loan, CRE Loan, Vehicle Term Loan, Equipment Finance Loan and finance leases bear interest at rates commensurate with market rates and therefore their respective carrying values approximate fair value.

See below for a discussion of material changes and developments in our debt and its principal terms from those described in Note 12 to the consolidated financial statements in our 2020 Annual Report on Form 10-K.

Indebtedness
As of September 30, 2021, we had $28.0 million of indebtedness outstanding, consisting of $11.8 million under the Equipment Loan, $9.5 million under the CRE Loan, $0.1 million under the Vehicle Term Loan, $0.1 million under the Equipment Finance Loan and $6.5 million of finance leases for vehicle financings and real property leases. The PPP Loan forgiveness was granted in June 2021.
As further described below, our Operating LOC Loan, CRE Loan, and Equipment Loan contain certain affirmative and negative covenants, including a minimum debt service coverage ratio (“DSCR”), beginning December 31, 2022, as well as other terms and conditions that are customary for loans of this type. As of September 30, 2021, we were in compliance with all covenants.
Master Loan Agreement
On November 16, 2020, the Company entered into the Master Loan Agreement with Lender. Pursuant to the Master Loan Agreement, Lender agreed to extend to the Company: (i) the Equipment Loan that is subject to the Main Street Priority Loan Facility (the “MSPLF”) as established by the Board of Governors of the Federal Reserve System under Section 13(3) of the Federal Reserve Act; (ii) the CRE Loan; (iii) the Operating LOC Loan; and (iv) the Letter of Credit Facility. On November 18, 2020, the Company was advised by Lender that the Equipment Loan had been approved as a MSPLF, and the Loans were funded and closed on November 20, 2020. In connection with the closing of the Loans, the Company repaid all outstanding obligations in full under the First Lien Credit Agreement and Second Lien Term Loan Agreement totaling $12.6 million and $8.3 million, respectively.
The terms of the Master Loan Agreement provide for customary events of default, including, among others, those relating to a failure to make payment, bankruptcy, breaches of representations and covenants, and the occurrence of certain events. Pursuant to the Master Loan Agreement, the Company must maintain a minimum DSCR of 1.35 to 1.00 beginning December 31, 2022 and annually on December 31 of each year thereafter. The DSCR means the ratio of (i) Adjusted EBITDA to (ii) the annual debt service obligations (less subordinated debt annual debt service) of the Company, calculated based on the actual four quarters ended on the applicable December 31 measurement date. If the DSCR falls below 1.35 to 1.00, then in addition to all other rights and remedies available to Lender, the interest rates on the CRE Loan, the Operating LOC Loan and the Letter of Credit Facility will increase by 1.5% until the minimum DSCR is maintained. The Company may cure a failure to comply with the DSCR by issuing equity interests in the Company for cash and applying the proceeds to the applicable Adjusted EBITDA measurement.
In addition, the Master Loan Agreement limits capital expenditures to $7.5 million annually and requires the Company to maintain a positive working capital position of at least $7.0 million at all times. The Master Loan Agreement also requires the Company deposit into the Reserve Account the sum of $2.5 million and make additional monthly deposits of $100 thousand into the Reserve Account. Funds held in the Reserve Account are not accessible by the Company and are pledged as additional security for the CRE Loan, the Operating LOC Loan and the Letter of Credit Facility.
Amendment to Master Loan Agreement
On August 19, 2021, the Company entered into a Second Amendment to the Master Loan Agreement (the “Second Amendment”) with “the Lender”, pursuant to which the Company and the Lender agreed to amend the Master Loan Agreement in order to increase by $531,166 the maximum availability under the Letter of Credit Facility and make certain other modifications to the terms of the Master Loan Agreement, including (i) modifying the DSCR covenant, contained in section 5(N) of the Master Loan Agreement, so that it would first be tested for the fiscal year ending December 31, 2022, (ii) permitting the sale or other disposition of certain assets and other equipment, and (iii) temporarily increasing the interest rate on the CRE Loan by 1.5% per annum. The Second Amendment also provides for the addition of certain real property located in Mackenzie County, North Dakota to a mortgage previously granted by the Company in favor of the Lender. As amended, the Letter of Credit Facility provides for the issuance of letters of credit of up to $5.880 million in aggregate face amount, and all other terms of the Letter of Credit Facility remain unchanged.

Equipment Loan
The Equipment Loan is evidenced by that certain Promissory Note (Equipment Loan) executed by the Company in the original principal amount of $13.0 million. The Equipment Loan bears interest at a rate of one-month US dollar LIBOR plus 3.00%. Interest payments during the first year will be deferred and added to the loan balance and principal payments during the first two years will be deferred. Monthly amortization of principal will commence on December 1, 2022, with principal amortization payments due in annual installments of 15% on November 16, 2023, 15% on November 16, 2024, and the remaining 70% on the maturity date of November 16, 2025. The Equipment Loan, plus accrued and unpaid interest, may be prepaid at any time at par. The entire outstanding principal balance of the Equipment Loan together with all accrued and unpaid interest is due and payable in full on November 16, 2025. In connection with the Equipment Loan, the Company paid a $130 thousand origination fee to Lender and a $130 thousand origination fee to MSPLF.
The Equipment Loan includes all covenants and certifications required by the MSPLF, including, without limitation, the MSPLF Borrower Certifications and Covenants Instructions and Guidance. In connection with the same, the Company delivered a Borrower Certifications and Covenants (the “MS Certifications and Covenants”) to MS Facilities LLC, a Delaware limited liability company, a special purpose vehicle of the Federal Reserve. Under the MS Certifications and Covenants, the Company is subject to certain restrictive covenants during the period that the Equipment Loan is outstanding and, with respect to certain of those restrictive covenants, for an additional one year period after the Equipment Loan is repaid, including restrictions on the Company’s ability to repurchase stock, pay dividends or make other distributions and limitations on executive compensation and severance arrangements. The Equipment Loan is secured by a first lien security interest in all equipment and titled vehicles of the Company and its subsidiaries.
CRE Loan
The CRE Loan is evidenced by that certain Promissory Note (Real Estate) executed by the Company in the original principal amount of $10.0 million. The CRE Loan bears interest at the Federal Home Loan Bank Rate of Des Moines three-year advance rate plus 4.50% with an interest rate floor of 8.00%. The CRE Loan has a twelve-year maturity. The Company is required to make monthly principal and interest payments, and monthly escrow deposits for real estate taxes and insurance. The entire outstanding principal balance of the CRE Loan together with all accrued and unpaid interest is due and payable in full on November 13, 2032. In connection with the CRE Loan, the Company paid a $150 thousand origination fee to Lender.
The CRE Loan is secured by a first lien real estate mortgage on certain real estate owned by the Company and its subsidiaries and by the Reserve Account. The Company will incur a declining prepayment premium of 6%, 5%, 4%, 3%, 2%, and 1% of the outstanding principal balance of the CRE Loan over the first six years of the loan, respectively. The Company is not permitted to prepay the principal of the CRE Loan more than 5% per year without Lender’s prior written approval.
Operating LOC Loan
The Operating LOC Loan is evidenced by that certain Revolving Promissory Note (Operating Line of Credit Loan) executed by the Company in the original maximum principal amount of $5.0 million. The Operating LOC Loan bears interest at a variable rate, adjusting daily, equal to the Prime Rate plus 3.75%, with an interest rate floor of 7.00%. In connection with the Operating LOC Loan, the Company paid a $50 thousand origination fee to Lender. The Operating LOC Loan is currently undrawn and fully available to the Company.
The Operating LOC Loan is secured by a first lien security interest in all business assets of the Company and its subsidiaries, including without limitation all accounts receivable, inventory, trademarks and intellectual property licenses to which it is a party and by the Reserve Account. The entire outstanding principal balance of the Operating LOC Loan together with all accrued and unpaid interest is due and payable in full on November 14, 2021.

Letter of Credit Facility
The Letter of Credit Facility provides for the issuance of letters of credit of up to $4.839 million in aggregate face amount and is evidenced by that certain Promissory Note (Letter of Credit Loan) executed by the Company. Amounts drawn on letters of credit issued under the Letter of Credit Facility bear interest at a variable rate, adjusting daily, equal to the Prime Rate plus 3.75%, with an interest rate floor of 7.00%. The Letter of Credit Facility has a one-year final maturity on November 19, 2021.
On January 25, 2021, the Letter of Credit Facility was amended in order to increase by $510,000 the maximum availability thereunder. As amended, the Letter of Credit Facility provides for the issuance of letters of credit of up to $5.349 million in aggregate face amount and is evidenced by that certain Amended and Restated Promissory Note (Letter of Credit Loan), dated January 25, 2021, executed by the Company.
On August 19, 2021, the Letter of Credit Facility was amended in order to increase by $531,166 the maximum availability thereunder. As amended, the Letter of Credit Facility provides for the issuance of letters of credit of up to $5.880 million in aggregate face amount. The increase of $531,166 is evidenced by that certain Promissory Note (Letter of Credit Loan-Insurance), dated August 19, 2021, executed by the Company.
In connection with the Letter of Credit Facility, the Company is required to pay an annual fee equal to 3.00% of the maximum undrawn face amount of each letter of credit issued thereunder. The Letter of Credit Facility is secured by a first lien security interest in all business assets of the Company and its subsidiaries and by the Reserve Account.
Paycheck Protection Program Loan
On May 8, 2020, pursuant to the Paycheck Protection Program (the “PPP”) under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) enacted on March 27, 2020, an indirect wholly-owned subsidiary of the Company (the “PPP Borrower”) received proceeds of a loan (the “PPP Loan”) from First International Bank & Trust (the “PPP Lender”) in the principal amount of $4.0 million. The PPP Loan was evidenced by a promissory note (the “Promissory Note”), dated May 8, 2020. The Promissory Note was unsecured, expected to mature on May 8, 2022, bore interest at a rate of 1.00% per annum, and was subject to the terms and conditions applicable to loans administered by the U.S. Small Business Administration (the “SBA”) under the CARES Act.
Under the terms of the PPP, up to the entire principal amount of the PPP Loan, and accrued interest, may be forgiven if the proceeds are used for certain qualifying expenses over the covered period as described in the CARES Act and applicable implementing guidance issued by the SBA, subject to potential reduction based on the level of full-time employees maintained by the organization during the covered period as compared to a baseline period.
The PPP Borrower used the PPP Loan proceeds for designated qualifying expenses over the covered period and applied for forgiveness of the PPP Loan during September 2020 in accordance with the terms of the PPP. On June 11, 2021, the Company received notification from the PPP Lender that the SBA had approved the PPP Borrower’s application for forgiveness of the entire PPP Loan balance effective June 10, 2021 and that the SBA had remitted to the PPP Lender payment in full of all outstanding principal and interest under the PPP Loan. The Company recognized a gain on the forgiveness that is included on the statement of operations in other income (expense), net.
Vehicle Term Loan
On December 27, 2019, we entered into a Direct Loan Security Agreement (the “Vehicle Term Loan”) with PACCAR Financial Corp as the Secured Party. The Vehicle Term Loan was used to refinance 38 trucks that were previously recorded as finance leases with balloon payments that would have been due in January of 2020. The Vehicle Term Loan matures on December 27, 2021, when the entire unpaid principal balance and interest, plus any other accrued charges, shall become due and payable. The Vehicle Term Loan shall be repaid in installments of $31,879 beginning on January 27, 2020 and on the same day of each month thereafter, with interest accruing at an annual rate of 5.27%.

Equipment Finance Loan
On November 20, 2019, we entered into a Retail Installment Contract (the “Equipment Finance Loan”) with a secured party to finance $0.2 million of equipment. The Equipment Finance Loan matures on November 15, 2022, and shall be repaid in monthly installments of approximately $7 thousand beginning December 2019 and then each month thereafter, with interest accruing at an annual rate of 6.50%.
Note 11 — Derivative Warrants
Upon emergence from chapter 11 on August 7, 2017 (the “Effective Date”), pursuant to the prepackaged plans of reorganization (together, and as amended, the “Plan”), we issued to the holders of the pre-Effective Date 9.875% Senior Notes due 2018 (the “2018 Notes”) and holders of certain claims relating to the rejection of executory contracts and unexpired leases warrants to purchase an aggregate of 118,137 shares of common stock, par value $0.01, at an exercise price of $39.82 per share and a term expiring seven years from the Effective Date. The effective value of the outstanding warrant was zero at September 30, 2021 and December 31, 2020.
Note 12 — Income Taxes
The effective income tax rate for the three and nine months ended September 30, 2021 was 0.0%, which differed from the federal statutory rate of 21.0%. The difference is primarily due to the increase in the valuation allowance on deferred tax assets resulting from current year losses.
The effective income tax rate for the three and nine months ended September 30, 2020 was 0.0% and 0.0%, respectively, which differed from the federal statutory rate of 21.0% primarily due to the increase in the valuation allowance on deferred tax assets resulting from current year losses.
We have significant deferred tax assets, consisting primarily of net operating losses, some of which have a limited life, generally expiring between the years 2032 and 2037, and capital losses, which began to expire in 2020. We regularly assess the evidence available to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative losses incurred in recent years. Such objective evidence limits the ability to consider other subjective evidence such as our projections for future taxable income.
In light of our continued ordinary losses, at September 30, 2021 we determined that our deferred tax liabilities were not sufficient to fully realize our deferred tax assets. Accordingly, a valuation allowance continues to be required against the portion of our deferred tax assets that is not offset by deferred tax liabilities. We expect our effective income tax rate to be near 0.0% for the remainder of 2021.
Note 13 — Stock-Based Compensation
Award Plans
2017 Long Term Incentive Plan
Pursuant to the requirements of the Plan, on February 22, 2018, the Board approved the Nuverra Environmental Solutions, Inc. 2017 Long Term Incentive Plan (the “Incentive Plan”). The Incentive Plan is intended to provide for the grant of equity-based awards to designated members of the Company’s management and employees. Pursuant to the terms of the Plan, the Incentive Plan became effective on the Effective Date. The maximum number of shares of the Company’s common stock that is available for the issuance of awards under the Incentive Plan is 1,772,058. As of September 30, 2021, approximately 324,086 shares were available for issuance under the Incentive Plan.
2018 Restricted Stock Plan for Directors
Further, the Compensation Committee on February 22, 2018 adopted the 2018 Restricted Stock Plan for Directors (the “Director Plan”), which was ratified by the Company’s stockholders at the Company’s 2018 Annual Meeting. The Director Plan provides for the grant of restricted stock to the non-employee directors of the Company. On December 18, 2020, our stockholders approved at our annual stockholder meeting an amendment to increase the number of shares that may be issued under the Director Plan to 250,000 shares of common stock from 100,000 shares of common stock. As of September 30, 2021, 97,939 shares were available for issuance under the Director Plan.
There were 105,263 and 217,005 grants awarded under the Incentive Plan and the Director Plan, respectively, during the three and nine months ended September 30, 2021.
The total grants awarded under both the Incentive Plan and the Director Plan during the three and nine months ended September 30, 2021 and September 30, 2020 are presented in the table below:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Restricted stock grants(1)	105	—	217	75
Total grants in the period	105	—	217	75

(1)
Includes expense related to restricted stock awards, performance-based restricted stock units, and time-based restricted stock units granted under the Incentive Plan and the Director Plan.

The total stock-based compensation expense, net of estimated forfeitures, included in “General and administrative expenses” in the accompanying condensed consolidated statements of operations for the three and nine months ended September 30, 2021 and September 30, 2020 was as follows:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Restricted stock(1)	$445	$324	$970	$936
Total expense	$445	$324	$970	$936

(1)
Includes expense related to restricted stock awards, performance-based restricted stock units, and time-based restricted stock units granted under the Incentive Plan and the Director Plan.

At September 30, 2021, the total unrecognized share-based compensation expense, net of estimated forfeitures, was $0.2 million and is expected to be recognized over a weighted average period of 1.1 years.
Note 14 — Commitments and Contingencies
Environmental Liabilities
We are subject to the environmental protection and health and safety laws and related rules and regulations of the United States and of the individual states, municipalities and other local jurisdictions where we operate. Our operations are subject to rules and regulations promulgated by the Texas Railroad Commission, the Texas Commission on Environmental Quality, the Louisiana Department of Natural Resources, the Louisiana Department of Environmental Quality, the Ohio Department of Natural Resources, the Pennsylvania Department of Environmental Protection, the North Dakota Department of Health, the North Dakota Industrial Commission, Oil and Gas Division, the North Dakota State Water Commission, the Montana Department of Environmental Quality and the Montana Board of Oil and Gas, among others. These laws, rules and regulations address environmental, health and safety and related concerns, including water quality and employee safety. We have installed safety, monitoring and environmental protection equipment such as pressure sensors, containment walls, supervisory control and data acquisition systems and relief valves, and have established reporting and responsibility protocols for environmental protection and reporting to such relevant local environmental protection departments as required by law.
We believe we are in material compliance with all applicable environmental protection laws and regulations in the United States and the states in which we operate. We believe that there are no unrecorded liabilities as of the periods reported herein in connection with our compliance with applicable environmental laws and regulations. The condensed consolidated balance sheets at September 30, 2021 and December 31, 2020 did not include any accruals for environmental matters.
Contingent Consideration for Ideal Settlement
On July 25, 2017, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Plan. On June 28, 2017, the Company and certain of its material subsidiaries (collectively with the Company, the “Nuverra Parties”) filed a motion with the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) seeking authorization to resolve unsecured claims related to the $8.5 million contingent consideration from the Ideal Oilfield Disposal LLC acquisition (the “Ideal Settlement”). On July 11, 2017, the Bankruptcy Court entered an order authorizing the Ideal Settlement. Pursuant to the approved settlement terms, the $8.5 million contingent claim was replaced with an obligation on the part of the applicable Nuverra Party to transfer $0.5 million to the counterparties to the Ideal Settlement upon emergence from chapter 11, and $0.5 million when the Ideal Settlement counterparties deliver the required permits and certificates necessary for the issuance of the second special waste disposal permit. The $0.5 million due upon emergence from chapter 11 was paid during the five months ended December 31, 2017. The remaining $0.5 million, due when the counterparties deliver the required permits and certificates necessary for the issuance of the second special waste disposal permit, has been classified as noncurrent and is reported in “Long-term contingent consideration” on the condensed consolidated balance sheets, as these permits and certificates are not expected to be received within one year.
State Sales and Use Tax Liabilities
During the year ended December 31, 2017, the Pennsylvania Department of Revenue (or “DOR”) completed an audit of our sales and use tax compliance for the period January 1, 2012 through May 31, 2017. As a result of the audit, we were assessed by the DOR for additional state and local sales and use tax plus penalties and interest. During the years ended December 31, 2017 and 2018, we disputed various claims in the assessment made by the DOR through the appropriate boards of appeal and were able to obtain relief for many of the contested claims. However, in January of 2019, the final appeals board upheld an assessment of sales tax and interest that relates to one material position. We have appealed this decision to the Commonwealth of Pennsylvania as we continue to believe that the transactions involved are exempt from sales tax in Pennsylvania, and therefore we have not recorded an accrual as of September 30, 2021. If we lose this appeal, which could take several years to settle, we estimate that we would be required to pay between $1.0 million and $1.5 million to the DOR.
Surety Bonds and Letters of Credit
At September 30, 2021, and December 31, 2020, we had surety bonds outstanding of approximately $4.1 million and $4.2 million respectively, primarily to support financial assurance obligations related to our landfill and disposal wells. Additionally, at September 30, 2021 and December 31, 2020, we had outstanding irrevocable letters of credit each totaling $5.4 million, to support various agreements, leases and insurance policies.
Note 15 — Legal Matters
Litigation
There are various lawsuits, claims, investigations and proceedings that have been brought or asserted against us, which arise in the ordinary course of business, including actions with respect to securities and shareholder class actions, personal injury, vehicular and industrial accidents, commercial contracts, legal and regulatory compliance, securities disclosure, labor and employment, and employee benefits and environmental matters, the more significant of which are summarized below. We record a provision for these matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Any provisions are reviewed at least quarterly and are adjusted to reflect the impact and status of settlements, rulings, advice of counsel and other information and events pertinent to a particular matter.
We believe that we have valid defenses with respect to legal matters pending against us. Based on our experience, we also believe that the damage amounts claimed in pending lawsuits are not necessarily a meaningful indicator of our potential liability. Litigation is inherently unpredictable, and it is possible that our financial condition, results of operations or cash flow could be materially affected in any particular period by the resolution of one or more of the legal matters pending against us. Based on information currently known to our management, we do not expect the outcome in any of these known legal proceedings, individually or collectively, to have a material adverse effect on our consolidated financial condition, results of operations or cash flows.
Confirmation Order Appeal
On July 26, 2017, David Hargreaves, an individual holder of 2018 Notes, appealed the Confirmation Order to the District Court of the District of Delaware (the “District Court”) and filed a motion for a stay pending appeal from the District Court. Although the motion for a stay pending appeal was denied, the appeal remained pending and the District Court heard oral arguments in May 2018, and in August 2018, the District Court issued an order dismissing the appeal. Hargreaves subsequently appealed the District Court’s decision to the United States Court of Appeals for the Third Circuit (the “Appellate Court”). The parties filed appellate briefs in December 2018 and January 2019, and presented oral arguments to a three-judge panel of the Appellate Court in November 2020. On January 6, 2021, the Appellate Court issued a decision in favor of Nuverra, affirming the dismissal of the appeal. Hargreaves subsequently filed a petition for rehearing, either by the three-judge panel or en banc by the full Appellate Court, and on February 4, 2021 the Appellate Court issued an order denying the petition for rehearing. On July 6, 2021, Hargreaves filed a petition for a writ of certiorari (the “Petition”) with the Supreme Court of the United States (the “Supreme Court”). On July 21, 2021, Nuverra filed a waiver indicating that it does not intend to file a response to the Petition unless one is requested by the Supreme Court. On October 12, 2021, the Supreme Court issued an order denying the Petition, leaving the previous decision in favor of the Company intact.
Note 16 — Related Party and Affiliated Company Transactions
There have been no significant changes to the other related party transactions as described in Note 23 to the consolidated financial statements in our 2020 Annual Report on Form 10-K.
Note 17 — Segments
We evaluate business segment performance based on income (loss) before income taxes exclusive of corporate general and administrative costs and interest expense, which are not allocated to the segments. Our business is comprised of three operating divisions, which we consider to be operating and reportable segments of our operations: (1) the Rocky Mountain division comprising the Bakken Shale area, (2) the Northeast division comprising the Marcellus and Utica Shale areas and (3) the Southern division comprising the Haynesville Shale area. Corporate/Other includes certain corporate costs and certain other corporate assets.
Financial information for our reportable segments related to operations is presented below.
	Rocky Mountain	Northeast	Southern	Corporate/ Other	Total
Three months ended September 30, 2021
Revenue	$13,923	$6,253	$4,610	$—	$24,786
Direct operating expenses	10,518	6,457	3,647	25	20,647
General and administrative expenses	849	387	250	3,408	4,894
Depreciation and amortization	2,257	2,233	1,101	11	5,602
Operating income (loss)	299	(2,824)	(388)	(3,444)	(6,357)
Income (loss) before income taxes	183	(2,907)	(450)	(3,996)	(7,170)

	Rocky Mountain	Northeast	Southern	Corporate/ Other	Total
Nine months ended September 30, 2021
Revenue	$39,527	$21,431	$12,267	$—	$73,225
Direct operating expenses	33,057	20,308	9,700	—	63,065
General and administrative expenses	2,511	1,072	593	9,089	13,265
Depreciation and amortization	6,862	6,870	3,641	33	17,406
Operating loss	(2,903)	(6,819)	(1,667)	(9,122)	(20,511)
Income (loss) before income taxes	708	(7,105)	(1,831)	(10,402)	(18,630)
As of September 30, 2021
Total assets(a)	$213,286	$46,083	$60,432	$(150,495)	$169,306
Three months ended September 30, 2020
Revenue	$11,308	$8,540	$3,948	$—	$23,796
Direct operating expenses	9,700	6,405	2,917	—	19,022
General and administrative expenses	836	460	194	2,594	4,084
Depreciation and amortization	2,810	2,514	1,486	11	6,821
Operating loss	(2,038)	(839)	(649)	(2,605)	(6,131)
Loss before income taxes	(2,203)	(945)	(698)	(3,279)	(7,125)
Nine months ended September 30, 2020
Revenue	$46,998	$26,496	$12,710	$—	$86,204
Direct operating expenses	39,709	20,369	8,971	—	69,049
General and administrative expenses	3,849	1,528	704	7,372	13,453
Depreciation and amortization	9,149	7,597	5,201	19	21,966
Operating loss	(17,892)	(2,998)	(5,562)	(7,391)	(33,843)
Loss before income taxes	(18,244)	(3,324)	(5,718)	(9,647)	(36,933)
As of September 30, 2020
Total assets(a)	$60,730	$57,218	$63,279	$14,709	$195,936
Total assets held for sale	—	—	—	778	778

(a)
Total assets exclude intercompany receivables eliminated in consolidation.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Special Note about Forward-Looking Statements
This Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the accompanying unaudited Condensed Consolidated Financial Statements and related notes thereto. See “Forward-Looking Statements” on page 4 of this Quarterly Report on Form 10-Q (“Quarterly Report”) and “Risk Factors” included in our Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 16, 2021 (the “2020 Annual Report on Form 10-K”), as well as the updated risk factor below in “Part II — Other Information Item 1A. Risk Factors”, and in our other filings with the United States Securities and Exchange Commission (“SEC”) for a description of important factors that could cause actual results to differ from expected results.
Company Overview
Nuverra Environmental Solutions, Inc. and its subsidiaries (collectively, “Nuverra,” the “Company,” “we,” “us,” or “our”) are providers of water logistics and oilfield services to customers focused on the development and ongoing production of oil and natural gas from shale formations in the United States. Our business operations are organized into three geographically distinct divisions: the Rocky Mountain division, the Northeast division, and the Southern division. Within each division, we provide water transport services, disposal services, environmental remediation services and rental and other services associated with the drilling, completion, and ongoing production of shale oil and natural gas. These services and the related revenues are further described in Note 3 in the Notes to the Condensed Consolidated Financial Statements herein.
Rocky Mountain Division
The Rocky Mountain division is our Bakken Shale area business. The Bakken and underlying Three Forks shale formations are the two primary oil producing reservoirs currently being developed in this geographic region, which covers western North Dakota, eastern Montana, northwestern South Dakota and southern Saskatchewan. We have operations in various locations throughout North Dakota and Montana, including yards in Dickinson, Williston, Watford City, Tioga, Stanley, and Beach, North Dakota, as well as Sidney, Montana. Additionally, we operate a financial support office in Minot, North Dakota. As of September 30, 2021, we had 188 employees in the Rocky Mountain division.
Water Transport Services
We manage a fleet of 137 trucks in the Rocky Mountain division that collect and transport flowback water from drilling and completion activities, and produced water from ongoing well production activities, to either our own or third-party disposal wells throughout the region. Additionally, our trucks collect and transport fresh water from water sources to operator locations for use in well completion activities and for work over activity.
Disposal Services
We manage a network of 20 owned and leased salt water disposal wells with current capacity of approximately 78 thousand barrels of water per day, and permitted capacity of 107 thousand barrels of water per day. Our salt water disposal wells in the Rocky Mountain division are operated under the Landtech brand. Additionally, we operate a landfill facility near Watford City, North Dakota that handles the disposal of drill cuttings and other oilfield waste generated from drilling and completion activities in the region.
Rental and Other Services
We maintain and lease rental equipment to oil and gas operators and others within the Rocky Mountain division. These assets include tanks, loaders, manlifts, light towers, winch trucks, and other miscellaneous equipment used in drilling and completion activities. In the Rocky Mountain division, we also provide oilfield labor services, also called “roustabout work,” where our employees move, set-up and maintain the rental equipment for customers, in addition to providing other oilfield labor services.
Northeast Division
The Northeast division is comprised of the Marcellus and Utica Shale areas, both of which are predominantly natural gas producing basins. The Marcellus and Utica Shale areas are located in the northeastern United States, primarily in Pennsylvania, West Virginia, New York and Ohio. We have operations in various locations throughout Pennsylvania, West Virginia, and Ohio, including yards in Masontown and Wheeling, West Virginia, Williamsport, Pennsylvania, and Cambridge and Cadiz, Ohio. As of September 30, 2021, we had 142 employees in the Northeast division.
Water Transport Services
We manage a fleet of 148 trucks in the Northeast division that collect and transport flowback water from drilling and completion activities, and produced water from ongoing well production activities, to either our own or third-party disposal wells throughout the region, or to other customer locations for reuse in completing other wells. Additionally, our trucks collect and transport fresh water from water sources to operator locations for use in well completion activities.
Disposal Services
We manage a network of 13 owned and leased salt water disposal wells with current capacity of approximately 19 thousand barrels of water per day, and permitted capacity of approximately 19 thousand barrels of water per day in the Northeast division. Our salt water disposal wells in the Northeast division are operated under the Nuverra, Heckmann, and Clearwater brands.
Rental and Other Services
We maintain and lease rental equipment to oil and gas operators and others within the Northeast division. These assets include tanks and winch trucks used in drilling and completion activities.
Southern Division
The Southern division is comprised of the Haynesville Shale area, a predominantly natural gas producing basin, which is located across northwestern Louisiana and eastern Texas, and extends into southwestern Arkansas. We have operations in various locations throughout eastern Texas and northwestern Louisiana, including a yard in Frierson, Louisiana. Additionally, we operate a corporate support office in Houston, Texas. As of September 30, 2021, we had 62 employees in the Southern division.
Water Transport Services
We manage a fleet of 31 trucks in the Southern division that collect and transport flowback water from drilling and completion activities, and produced water from ongoing well production activities, to either our own or third-party disposal wells throughout the region. Additionally, our trucks collect and transport fresh water to operator locations for use in well completion activities.
In the Southern division, we also own and operate a 60-mile underground twin pipeline network for the collection of produced water for transport to interconnected disposal wells and the delivery of fresh water from water sources to operator locations for use in well completion activities. The pipeline network can currently handle disposal volumes up to approximately 50 thousand barrels per day with 6 disposal wells attached to the pipeline and is scalable up to approximately 106 thousand barrels per day.
Disposal Services
We manage a network of 7 owned and leased salt water disposal wells that are not connected to our pipeline with current capacity of approximately 83 thousand barrels of water per day, and permitted capacity of approximately 206 thousand barrels of water per day, in the Southern division.
Rental and Other Services
We maintain and lease rental equipment to oil and gas operators and others within the Southern division. These assets include tanks and winch trucks used in drilling and completion activities.
Trends Affecting Our Operating Results
COVID-19 Pandemic and Oil Price Fluctuations
The outbreak of the novel coronavirus (“COVID-19” or the “pandemic”) in the first quarter of 2020 and its continued spread across the globe throughout 2020 and 2021 has continued to cause significant economic disruptions, including reduction in energy demand and commodity price volatility. During 2020, federal, state and local governments implemented significant actions to mitigate the public health crisis, including shelter-in-place orders, business closures and capacity limits, quarantines, travel restrictions, executive orders and similar restrictions intended to control the spread of COVID-19. At the end of 2020 and into 2021 most of these restrictions have been adjusted based on the severity of the COVID-19 outbreak in particular communities, sometimes resulting in an easing of restrictions while other times resulting in a reinstatement or tightening of restrictions. The distribution and administration of COVID-19 vaccines has led to the reopening of meaningful elements of the domestic economy throughout most of the country. The economy has started to recover back to pre-pandemic levels and continues to show improvement. The opening of the domestic economy and return to travel has resulted in a generally improved demand for refined products, such as gasoline and jet fuel, and consequently an increase in the demand for crude oil. Overall there has been strong post-pandemic economic activity throughout 2021, this has translated into higher fuel costs which are a significant operating cost for the trucking business. The pandemic created insurmountable financial challenges for many businesses that ultimately closed, however there are still many participants in each of our business who are as active with aggressive pricing services as they have been. Despite businesses closing the competition across the industry has remained strong.
Other Trends Affecting Operating Results
Our results are affected by capital expenditures made by the exploration and production operators in the shale basins in which we operate. These capital expenditures determine the level of drilling and completion activity which in turn impact the amount of produced water, water for fracking, flowback water, drill cuttings and rental equipment requirements that create demand for our services. The primary drivers of these expenditures are current or anticipated prices of crude oil and natural gas. Prices trended lower during the third quarter of 2020 and increased during the third quarter of 2021. The average price per barrel of West Texas Intermediate (“WTI”) crude oil was $70.58 for the three months ended September 30, 2021 as compared to $40.89 for the three months ended September 30, 2020. The average price per million Btu of natural gas as measured by the Henry Hub Natural Gas Index was $4.07 for the three months ended September 30, 2021 compared to $2.00 for the three months ended September 30, 2020. See “COVID-19 Pandemic and Oil Price Declines” above for further discussion.
The rapid drop in crude prices occurred primarily in March and April 2020. Since June 2020, crude oil prices have ranged between $35 and $70 per barrel. The drop in crude oil prices had minimal impact on the first quarter of 2020 operating results as our customers had little time to adjust activity levels. However, our customers’ drilling and completion activity fell substantially beginning in the second quarter of 2020, with many customers also shutting in or lowering production as a result of spot crude prices falling below the cash costs of production in many basins and wells. While crude oil prices have recovered, the increase in activity has been largely in the Permian Basin, but the Bakken is improving as the rig count has more than doubled from the 2020 low. One driver preventing an activity increase is a recent trend by our customers, at the insistence of investors, to limit capital expenditures to cash flow and to return any excess cash to shareholders in the form of dividends or stock repurchases and or to repay debt. While it is unclear if our customers will maintain this stance permanently, to date they have maintained capital discipline despite significant increases in crude oil pricing from the lows experienced in 2020. This has limited additional activity and capital expenditures versus what has been seen historically when commodity prices were at current levels.
As a result of increased operational costs, and values in commodities our customers experienced higher cash flows during this period. Along with many of our competitors, we began reaching out to our customers requesting price increases. While it is unclear to what degree our efforts will be successful, any increase in pricing for our services will help to offset some of these cost pressures. In addition to price increases, we have continued to focus on reducing costs where possible and other savings initiatives instituted during 2020.
A lack of confidence in our industry on the part of the financial markets may result in a lack of access to capital, which could lead to reduced liquidity, an event of default, or an inability to access amounts available under our Operating LOC (as defined below) of $5.0 million, and our Letter of Credit Facility (as defined below) of $5.880 million.
During 2020 and 2021, we have seen continued reuse and water sharing in the Northeast. Some of our customers are using produced and flowback water for fracking as they have determined it is more economical to transport produced water to sites than it is to dispose of the water. Operators are also sharing water with other operators to avoid disposal. Transporting shared or reused water still requires trucking services, but it is generally shorter haul work done at an hourly rate which negatively impacts our revenues.

Other Factors Affecting Our Operating Results
Our results are also driven by a number of other factors, including (i) availability of our equipment, which we have built through acquisitions and capital expenditures, (ii) transportation costs, which are affected by fuel costs, (iii) utilization rates for our equipment, which are also affected by the level of our customers’ drilling and production activities, competition, and our ability to relocate our equipment to areas in which oil and natural gas exploration and production activities are growing, (iv) the availability of qualified employees (or alternatively, subcontractors) in the areas in which we operate, (v) labor costs, (vi) changes in governmental laws and regulations at the federal, state and local levels, (vii) seasonality and weather events, (viii) pricing and (ix) our health, safety and environmental performance record.
While we have agreements in place with some of our customers to establish pricing for our services and various other terms and conditions, these agreements typically do not contain minimum volume commitments or otherwise require the customer to use us. Accordingly, our customer agreements generally provide the customer the ability to change the relationship by either in-sourcing some or all services we have historically provided or by contracting with other service providers. As a result, even with respect to customers with which we have an agreement to establish pricing, the revenue we ultimately receive from that customer, and the mix of revenue among lines of services provided, is unpredictable and subject to variation over time.
According to the U.S. Bureau of Labor Statistics, 4 million Americans quit their jobs in July 2021; (“The Great Resignation” ) with a record breaking 10.9 million open jobs at the end of July. We are experiencing increased pressure on wages as other parts of the economy have remained strong or improved with in our industry. This phenomenon has required us to evaluate and in some cases adjust hourly rates and salaries for drivers and mechanics. We are facing challenges to recruit and retain drivers who historically migrated to competitors within energy industry in search of a higher compensation structure. Our intent is to retain the current talent and hire new employees for driving and non-driving jobs, focusing on growth, values, and transparency to keep good employees.
The results reported in the accompanying condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. The condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements, including the notes thereto, contained in our 2020 Annual Report on Form 10-K.
Results of Operations:
Three Months Ended September 30, 2021 Compared to the Three Months Ended September 30, 2020
The following table sets forth for each of the periods indicated our statements of operations data (dollars in thousands):
	Three Months Ended September 30,		Increase (Decrease)
	2021	2020	2021 versus 2020
Revenue:
Service revenue	$22,603	$22,666	$(63)	(0.3)%
Rental revenue	2,183	1,130	1,053	93.2%
Total revenue	24,786	23,796	990	4.2%
Costs and expenses:
Direct operating expenses	20,647	19,022	1,625	8.5%
General and administrative expenses	4,894	4,084	810	19.8%
Depreciation and amortization	5,602	6,821	(1,219)	(17.9)%
Total costs and expenses	31,143	29,927	1,216	4.1%
Operating loss	(6,357)	(6,131)	226	(3.7)%
Interest expense, net	(645)	(1,014)	(369)	(36.4)%

	Three Months Ended September 30,		Increase (Decrease)
	2021	2020	2021 versus 2020
Other income	28	20	8	40.0%
Reorganization items, net	(196)	—	(196)	N/A
Loss before income taxes	(7,170)	(7,125)	45	(0.6)%
Net loss	$(7,170)	$(7,125)	$45	(0.6)%

Service Revenue
Service revenue consists of fees charged to customers for water transport services, disposal services and other services associated with the drilling, completion, and ongoing production of shale oil and natural gas.
On a consolidated basis, service revenue for the three months ended September 30, 2021 was $22.6 million, down $0.1 million, or 0.3%, from $22.7 million in the prior year period. The decrease in service revenue is primarily due to increases in water transport services in the Rocky Mountain and Southern divisions, offset by a decrease in water transport services in the Northeast division and a decrease in disposal services in the Southern division. As the primary causes of the fluctuations in water transport services and decreases in disposal services are different for all three divisions, see “Segment Operating Results” below for further discussion.
Rental Revenue
Rental revenue consists of fees charged to customers for use of equipment owned by us, as well as other fees charged to customers for items such as delivery and pickup of equipment. Our rental business is primarily located in the Rocky Mountain division, however, we do have some rental equipment available in both the Northeast and Southern divisions.
Rental revenue for the three months ended September 30, 2021 was $2.2 million, up $1.1 million, or 93.2%, from $1.1 million in the prior year period due to an increase in drilling and completion activity, which resulted in higher utilization and pricing of rental equipment in the Rocky Mountain division.
Direct Operating Expenses
The primary components of direct operating expenses are compensation, third-party hauling, fuel and repairs and maintenance costs.
Direct operating expenses for the three months ended September 30, 2021 increased $1.6 million to $20.6 million from $19.0 million in the prior year period. The increase is primarily attributable to higher costs in water transport services and disposal services, coupled with an increase in third-party hauling costs and fleet-related expenses, including fuel and maintenance and repair costs. See “Segment Operating Results” below for further details on each division.
General and Administrative Expenses
General and administrative expenses for the three months ended September 30, 2021 were $4.9 million, up $0.8 million, or 19.8%, from $4.1 million in the three months ended September 30, 2020 due primarily to an increase in compensation costs resulting from an increase in stock based compensation. There were partial wage increases that took effect in March 2021 for employees whose wages had been reduced in prior periods. Included in these expenses for the three months ended September 30, 2021 is approximately $0.8 million of transition costs, which included but were not limited to severance and stock based compensation for executives.
Depreciation and Amortization
Depreciation and amortization for the three months ended September 30, 2021 was $5.6 million, down 17.9% as compared to $6.8 million in the prior year period. The decrease is primarily attributable to a lower depreciable asset base due to the sale of under-utilized or non-core assets as well as an aging asset base that is becoming fully depreciated which is partially offset by asset additions.
Impairment of Long-lived Asset
There were no impairment charges recorded during the three months ended September 30, 2021 and September 30, 2020.
Interest Expense, net
Interest expense, net during the three months ended September 30, 2021 was $0.6 million compared to $1.0 million in the prior year period. The decrease is primarily due to the retirement of the First Lien Credit Agreement and Second Lien Term Loan Agreement (as defined below) and the lower overall effective interest rates on our outstanding debt.
Other Income, net
During the three months ended September 30, 2021, we had other income, net of $28.0 thousand compared to $20.0 thousand in the prior year period. There was no change in fair value of the derivative warrant liability during the three months ended September 30, 2021 and September 30, 2020.
Income Taxes
No income tax expense or benefit was recorded for the three months ended September 30, 2021 or September 30, 2020. The primary item impacting income taxes for the three months ended September 30, 2021 and September 30, 2020 was the valuation allowance against our deferred tax assets. See Note 12 in the Notes to the Condensed Consolidated Financial Statements herein for additional information on income taxes.
Segment Operating Results: Three Months Ended September 30, 2021 and 2020
The following table shows operating results for each of our segments for the three months ended September 30, 2021 and 2020:
	Rocky Mountain	Northeast	Southern	Corporate/Other	Total
Three months ended September 30, 2021
Revenue	$13,923	$6,253	$4,610	$—	$24,786
Direct operating expenses	10,518	6,457	3,647	25	20,647
Operating income (loss)	299	(2,824)	(388)	(3,444)	(6,357)
Three months ended September 30, 2020
Revenue	$11,308	$8,540	$3,948	$—	$23,796
Direct operating expenses	9,700	6,405	2,917	—	19,022
Operating loss	(2,038)	(839)	(649)	(2,605)	(6,131)
Change
Revenue	$2,615	$(2,287)	$662	$—	$990
Direct operating expenses	818	52	730	25	1,625
Operating income (loss)	2,337	(1,985)	261	(839)	(226)
Rocky Mountain
The Rocky Mountain division has experienced a recovery in the third quarter of 2021 compared to the third quarter of 2020. The rig count increased to 23 at the end of September 2021 compared to 10 at the end of the same period of 2020. WTI crude oil price per barrel barrel has improved to an average of $70.58 in this period compared to $40.89 in the third quarter of 2020. The Bakken basin is seeing an overall increased level of activity since the depths of the pandemic, which were still driving the business in the third quarter of 2020. As a result, our revenues increased 23%, quarter over quarter to $13.9 million for the period ending September 30, 2021. The trucking business enjoyed slightly in excess of a 10% increase in revenue in the third quarter of 2021. While the average fluid driver count declined almost 37%, our adjusted rates increased enough to offset the decline in driver count. The rental services increased their activity since rental is highly dependent upon drilling activity. We saw both rental equipment and winch truck hauling increase compared to the third quarter in 2020. On the other hand, our Salt Water Disposal business saw an increase in average daily volumes of approximately 20% and pricing improved approximately 10% during this period. Quarter over quarter there were no material changes in the landfill business as both quarters were affected by capacity limitations while we develop the new cell that should be fully operational during the fourth quarter of 2021.
For the Rocky Mountain division, direct operating costs increased by $0.8 million during the three months ended September 30, 2021 as compared to the three months ended September 30, 2020, primarily due to higher disposal costs, higher third party hauling costs, and higher fuel, maintenance and repair costs.
Northeast
Revenues for the Northeast division decreased by $2.3 million, or 27%, during the three months ended September 30, 2021 as compared to the three months ended September 30, 2020. The rig count in the Marcellus/Utica basin increased to 38 during the three months ended September 30, 2021 compared to 32 for the three months ended September 30, 2020, with all of the increase associated with the Utica Basin. Natural gas prices per million Btu, as measured by the Henry Hub Natural Gas Index, increased 103.5% to an average of $4.07 for the three months ended September 30, 2021 from an average of $2.00 for the three months ended September 30, 2020. The trucking business contributed to approximately $1 million of the decline in revenue. This reduction was caused by a decline in the average number of drivers to 94 in 2021 from 123 in 2020, primarily due to the closure of the Wellsboro trucking operation in the northern part of the basin and the challenge in keeping drivers given the alternative opportunities they have available. We experienced a very slight increase in pricing for the period. The remainder of the $2.3 million decline is a function of lower volumes and lower prices for the disposal business. Volumes declined approximately 30% during the period as a result of reuse and some downtime at one of the wells and pricing was down slightly in excess of 10% as a result of ongoing competitive pressures.
For the Northeast division, direct operating costs increased by $0.1 million, or 9%, during the three months ended September 30, 2021, as compared to the three months ended September 30, 2020 due to a combination of higher fleet-related expenses, including fuel costs. Operating loss increased by $2.0 million over the prior year period due primarily to $2.3 million in lower revenue, coupled with facility closures.
Southern
Revenues for the Southern division increased 17%, to $0.6 million, during the three months ended September 30, 2021 as compared to the three months ended September 30, 2020. Rig count increased 31% in the area, to 47 at September 30, 2021, from 36 at September 30, 2020. Natural gas prices per million Btu, as measured by the Henry Hub Natural Gas Index, increased 103.5% to an average of $4.07 for the three months ended September 30, 2021 from an average of $2.00 for the three months ended September 30, 2020. The pipeline volumes and pricing were both marginally lower and revenue for the quarter from the pipeline declined approximately $0.1 million,. The non-pipeline disposal business saw a 35% increase in average daily volumes and pricing for that business increased slightly in excess of 20%, both as a result of the increase in activity. Similarly the trucking revenue increased 20% with an equivalent number of drivers.
For the Southern division, direct operating costs increased by $0.7 million during the three months ended September 30, 2021 as compared to the three months ended September 30, 2020 due to an increase in fleet-related expenses, including fuel and maintenance and repair costs and compensation costs. Operating loss decreased by $0.3 million as compared to the prior year as the increase in direct operating expenses was offset by a decrease of $0.4 million in depreciation and amortization expense during the current year.

Corporate/Other
The costs associated with the Corporate/Other division are primarily general and administrative costs. The Corporate general and administrative costs for the three months ended September 30, 2021 were $0.8 million higher than those reported for the three months ended September 30, 2020 due to approximately $0.8 million of transition costs, which included but were not limited to severance and stock based compensation for executives.
Nine Months Ended September 30, 2021 Compared to the Nine Months Ended September 30, 2020
The following table sets forth for each of the periods indicated our statements of operations data (dollars in thousands):
	Nine Months Ended September 30,		Increase (Decrease)
	2021	2020	2021 versus 2020
Revenue:
Service revenue	$68,042	$80,093	$(12,051)	(15.0)%
Rental revenue	5,183	6,111	(928)	(15.2)%
Total revenue	73,225	86,204	(12,979)	(15.1)%
Costs and expenses:
Direct operating expenses	63,065	69,049	(5,984)	(8.7)%
General and administrative expenses	13,265	13,453	(188)	(1.4)%
Depreciation and amortization	17,406	21,966	(4,560)	(20.8)%
Impairment of long-lived assets	—	15,579	(15,579)	(100.0)%
Total costs and expenses	93,736	120,047	(26,311)	(21.9)%
Operating loss	(20,511)	(33,843)	(13,332)	(39.4)%
Interest expense, net	(1,964)	(3,290)	(1,326)	(40.3)%
Other income, net	4,051	200	3,851	1,926%
Reorganization items, net	(206)	—	206	NA
Loss before income taxes	(18,630)	(36,933)	(18,303)	(49.6)%
Income tax expense	—	(15)	(15)	(100.0)%
Net loss	$(18,630)	$(36,948)	$(18,318)	NM
Service Revenue
On a consolidated basis, service revenue for the nine months ended September 30, 2021 was $68.0 million, down $12.1 million, or 15.0%, from $80.1 million in the prior year period. The decline in service revenue is primarily due to decreases in water transport services in the Rocky Mountain and Southern divisions, coupled with a decrease of disposal services in all three divisions that primarily occurred in the three months ended March 31, 2020 as compared to the three months ended March 31, 2021 while the activity in the three months ended September 30, 2021 was relatively flat compared to the three months ended September 30, 2020. As the primary causes of the changes in service revenue are different for all three divisions, see “Segment Operating Results” below for further discussion.
Rental Revenue
Rental revenue for the nine months ended September 30, 2021 was $5.2 million, down $0.9 million as compared to the prior year period due primarily to a decline in drilling and completion activity, which resulted in lower utilization and the return of rental equipment by our customers in all three divisions.
Direct Operating Expenses
Direct operating expenses for the nine months ended September 30, 2021 were $63.1 million, down $6.0 million from $69.0 million in the prior year period. The decrease is primarily attributable to lower activity levels in water transport services and disposal services and company-enacted cost cutting measures resulting in a decline in third-party hauling costs, compensation costs, and fleet-related expenses, including fuel and maintenance and repair costs. See “Segment Operating Results” below for further details on each division.
General and Administrative Expenses
General and administrative expenses for the nine months ended September 30, 2021 amounted to $13.3 million, down $0.2 million from $13.5 million in the prior year period. The decrease was primarily due to a decrease in compensation costs resulting from broad employee wage reductions and layoffs and a $0.1 million decrease in stock-based compensation expense partially offset by $0.8 million of transaction fees during 2020 associated with the credit agreements. Included in these expenses for the nine months ended September 30, 2021 is approximately $2.1 million of transition costs, which included but were not limited to severance and stock based compensation for executives.
Depreciation and Amortization
Depreciation and amortization for the nine months ended September 30, 2021 was $17.4 million, down $4.6 million from $22.0 million in the prior year period. The decrease is primarily attributable to a lower depreciable asset base due to impairment of long-lived assets during 2020, the sale of under-utilized or non-core assets and an aging asset base that is becoming fully depreciated partially offset by asset additions.
Impairment of long-lived assets
There was no impairment charges recorded for the nine months ended September 30, 2021.
Long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Due to the impacts of the outbreak of COVID-19 and the oil supply conflict between two major oil producing countries, there was a significant decline in oil prices during the first quarter of 2020, which resulted in a decrease in activities by our customers. As a result of these events, during the nine months ended September 30, 2020, there were indicators that the carrying values of the assets associated with the landfill in the Rocky Mountain division and trucking equipment in the Southern division were not recoverable and as a result we recorded long-lived asset impairment charges of $15.0 million.
Additionally, during 2020, certain property classified as held for sale in the Rocky Mountain division was evaluated for impairment based on an accepted offer received by the Company for the sale of the property. As a result of that offer, an impairment charge of $0.6 million was recorded during the nine months ended September 30, 2020 to adjust the book value to match the fair value.
Interest Expense, net
Interest expense, net during the nine months ended September 30, 2021 was $2.0 million, or $1.3 million lower than the $3.3 million in the prior year period. The decrease is primarily due to continued principal payments on the First and Second Lien Term Loans (as defined below) and lower overall effective interest rates on our outstanding debt.
Other Income, net
Other income, net for the nine months ended September 30, 2021 was $4.1 million compared to $0.2 million in the prior year period. The increase is primarily due to a gain due to the PPP Loan forgiveness granted to the Company in June 2021, and less debt.
Income Taxes
No income tax expense or benefit was recorded for the nine months ended September 30, 2021, as compared to $15.0 thousand income tax expense for the nine months ended September 30, 2020. The primary item impacting income taxes for the nine months ended September 30, 2021 and September 30,

2020 was the valuation allowance against our deferred tax assets. See Note 12 in the Notes to the Condensed Consolidated Financial Statements herein for additional information on income taxes.
Segment Operating Results: Nine Months Ended September 30, 2021 and 2020
The following table shows operating results for each of our segments for the nine months ended September 30, 2021 and 2020:
	Rocky Mountain	Northeast	Southern	Corporate/Other	Total
Nine months ended September 30, 2021
Revenue	$39,527	$21,431	$12,267	$—	$73,225
Direct operating expenses	33,057	20,308	9,700	—	63,065
Impairment of long-lived assets	—	—	—	—	—
Operating loss	(2,903)	(6,819)	(1,667)	(9,122)	(20,511)
Nine months ended September 30, 2020
Revenue	$46,998	$26,496	$12,710	$—	$86,204
Direct operating expenses	39,709	20,369	8,971	—	69,049
Impairment of long-lived assets	12,183	—	3,396	—	15,579
Operating loss	(17,892)	(2,998)	(5,562)	(7,391)	(33,843)
Change
Revenue	$(7,471)	$(5,065)	$(443)	$—	$(12,979)
Direct operating expenses	(6,652)	(61)	729	—	(5,984)
Impairment of long-lived assets	(12,183)	—	(3,396)	—	(15,579)
Operating (loss) income	14,989	(3,821)	3,895	(1,731)	13,332
Rocky Mountain
Revenues for the Rocky Mountain division for the nine months ended September 30, 2021, declined 16%, to $39.5 million, compared to the same period in 2020. The region recognize revenue of $23.4 million in the first three months of 2020, and the first quarter of 2020 was the last pre-pandemic reporting period. For reference, the division generated $12.8 million of revenue in the first quarter of 2021, a time when the pandemic was still dramatically effecting the division. This $10.6 million decline from the first quarter of 2020 to the first quarter of 2021 was larger than the decline when comparing the full nine month periods. The second two quarters of 2020 were most significantly impacted by the pandemic and business started to stabilize late in the third quarter of 2020. Crude oil prices fell to below $20 per barrel in March of 2020, and recovered to a monthly average high of $47 per barrel in December of 2020. The regional rig count dropped to 10 by the end of the second quarter of 2020 and recovered to 23 by the end of the third quarter of 2021. These commodity price and rig count numbers established the foundation for regional activity over the two nine month periods. The same trends affected each of the businesses in the region; a strong first quarter of 2020 followed by the pandemic. Trucking revenue over the nine month period of 2021 declined slightly less than 10%. The significant decline in company drivers was offset by a $2.6 million increase in revenue associated with third party drivers. Pricing over the comparable periods, on average, was almost flat. The division’s rental business revenue for the nine month period of 2021 declined 17% from the same period in 2020. Almost 45% of the rental revenue for the nine month period of 2020 was generated before the pandemic in the first quarter. Comparing the second and third quarters of 2020 and 2021 shows a 14% increase in revenue for the two quarters of 2021, reflecting the slight recovery from the pandemic. Revenue from the saltwater disposal well business was relatively flat over the two periods, with little change to average pricing and volumes for the two periods. The landfill saw a significant decline in revenue between the two comparable periods. The landfill was fully operational in the first four months of 2020 at which time volumes were restricted reflecting the need to build the new cell that has recently been completed.

For the Rocky Mountain division, direct operating costs decreased by $6.7 million during the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020 due primarily to lower activity levels for water transport services and disposal services resulting in a decline in third-party hauling costs, compensation costs that are also impacted by company cost cutting initiatives, and fleet-related expenses, including fuel and maintenance and repair costs. The average number of drivers during the first nine of 2021 decreased 37% from the prior year period. The Rocky Mountain division had a $2.9 million operating loss during the current year period, as opposed to $17.9 million in operating loss in the prior year period, due primarily to a $12.2 million long-lived asset impairment charge (as previously discussed above in the consolidated results) and lower activity levels for water transport services and disposal services partially offset by a decrease of $6.6 million in direct operating expenses, $1.3 million in general and administrative expenses and $2.3 million in depreciation and amortization expense.
Northeast
Revenues for the Northeast division decreased by $5.1 million, or 19%, during the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020. Natural gas prices per million Btu, as measured by the Henry Hub Natural Gas Index, increased 93.0%, from an average of $1.87 for the nine months ended September 30, 2020 to an average of $3.61 for the nine months ended September 30, 2021, and the rig count increased 19% from 32 at September 30, 2020 to 38 at September 30, 2021. Despite these positive macroeconomic trends, we continued to face challenges with drivers, leading to trucking contributing to $3.3 million of the decline in revenue. Average driver count decreased from 132 in the nine-month period ending September 30, 2020 to 109 for the same period in 2021. Disposal revenue decreased $1.5 million, driven primarily by average barrel volumes which were lower by 13%, or approximately 1,700 barrels per day versus the prior period. Our customers have continued the industry trend of water reuse and water sharing in 2021. Water reuse inherently reduces trucking activity due to shorter hauling distances as water is being transported between well sites rather than to disposal wells. This also contributed to the decline in the business versus prior periods.
For the Northeast division, direct operating costs decreased by $0.1 million during the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020 due to a combination of lower activity levels for water transport services and disposal services as well as company cost cutting initiatives resulting in a decline in compensation costs and fleet-related expenses, including fuel costs. Operating loss increased by $3.8 million over the prior year period primarily due to a $5.1 million decrease in revenues, partially offset by a $0.4 million decrease in general and administrative expenses due to headcount and compensation reductions and $0.7 million in lower depreciation and amortization expense.
Southern
Revenues for the Southern division remained relatively flat, decreasing by $0.4 million, or 3%, during the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020. The decrease was due primarily to lower disposal well volumes both on the pipeline and for saltwater disposal assets not connected to our pipeline due in part to the winter storm in the first quarter of 2021 resulting in lost revenue days due to power outages and dangerous road conditions.
These revenue declines were partially offset by an increase in trucking revenue and higher prices received in our non-pipeline disposal wells. Volumes received in our disposal wells not connected to our pipeline decreased by an average of 4,600, barrels per day (or 23%) during the current year and volumes received in the disposal wells connected to the pipeline decreased by an average of 12,990, barrels per day (or 36%) during the current year.
In the Southern division, direct operating costs remained flat during the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020 due to lower activity levels for disposal services and water transport services. The Southern division had $1.7 million in operating loss during the current year period, as opposed to a $5.6 million loss in the prior year period due primarily to a $3.4 million long-lived asset impairment charge in 2020 (as previously discussed above in the consolidated results).

Corporate/Other
The Corporate general and administrative costs for the nine months ended September 30, 2021 were $1.7 million higher than the nine months ended September 30, 2020 due primarily to approximately $2.1 million of transition costs, which included but were not limited to severance and stock based compensation for executives.
Liquidity and Capital Resources
Cash Flows and Liquidity
Our consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business. Our sources of cash during the nine months ended September 30, 2021 included cash generated by our operations and asset sales. During the nine months ended September 30, 2021 and September 30, 2020, net cash used in operating activities was $5.1 million and net cash provided by operating activity was $11.9 million, respectively, and net loss was $18.6 million and $36.9 million, respectively. As of September 30, 2021, our total indebtedness was $28.0 million and total liquidity was $8.9 million, consisting of $3.9 million of cash and $5.0 million available under the Operating LOC Loan (as defined below).
On November 16, 2020, the Company entered into a Loan Agreement (the “Master Loan Agreement”) with First International Bank & Trust, a North Dakota banking corporation (“Lender”). Pursuant to the Master Loan Agreement, Lender agreed to extend to the Company: (i) a $13.0 million equipment term loan (the “Equipment Loan”); (ii) a $10.0 million real estate term loan (the “CRE Loan”); (iii) a $5.0 million operating line of credit (the “Operating LOC Loan”); and (iv) a $4.839 million letter of credit facility (the “Letter of Credit Facility”) (the CRE Loan, the Equipment Loan, the Operating LOC Loan and the Letter of Credit Facility, collectively may be referred to as the “Loans”). The Loans were funded and closed on November 20, 2020. The Letter of Credit Facility was amended on January 25, 2021 and August 19, 2021 in order to increase the maximum availability thereunder, to $5.880 million. In connection with the closing of the Loans, the Company repaid all outstanding obligations in full under (a) our First Lien Credit Agreement (the “First Lien Credit Agreement”), by and among the lenders party thereto, ACF FinCo I, LP, as administrative agent, and the Company and (b) our Second Lien Term Loan Agreement (the “Second Lien Term Loan Agreement”) by and among the lenders party thereto, Wilmington Savings Fund Society, FSB, as administrative agent, and the Company, totaling $12.6 million and $8.3 million, respectively.
The Company continues to incur operating losses, and we anticipate losses to continue into the near future. Due to high operating costs and lack of significant additional production by our customers, there is uncertainty around our future cash flows, results of operations and financial condition. In order to mitigate these conditions, the Company implemented various initiatives during 2020 and continuing into 2021 that management believes positively impacted our operations, including personnel and salary reductions, other changes to our operating structure to achieve additional cost reductions, and the sale of certain assets. The Company remains exposed to significant uncertainty regarding its future liquidity position and the availability of alternative sources of liquidity.
The following table summarizes our sources and uses of cash for the nine months ended September 30, 2021 and September 30, 2020 (in thousands):
	Nine Months Ended September 30,
Net cash provided by (used in):	2021	2020
Operating activities	$(5,100)	$11,924
Investing activities	407	(1,206)
Financing activities	(3,368)	(2,959)
Net change in cash, cash equivalents and restricted cash	$(8,061)	$7,759

Operating Activities
Net cash used in operating activities was $5.1 million for the nine months ended September 30, 2021. The net loss, after adjustments for non-cash items, used cash of $5.1 million, compared to $1.7 million provided in the corresponding 2020 period. The non-cash items and other adjustments included $17.4 million of depreciation and amortization, and stock-based compensation expense of $1.0 million, partially offset by a gain on PPP Loan forgiveness of $4.0 million and a $1.7 million gain on the sale of assets.
Net cash provided by operating activities was $11.9 million for the nine months ended September 30, 2020. The net loss, after adjustments for non-cash items, provided cash of $1.7 million. Changes in operating assets and liabilities used $10.2 million in cash primarily due to decreases in accounts receivable partially offset by decreases in accounts payable and accrued liabilities. The non-cash items and other adjustments included long-lived asset impairment charges of $15.6 million, $22.0 million of depreciation and amortization, and stock-based compensation expense of $0.9 million, partially offset by a $0.4 million gain on the sale of assets.
Investing Activities
Net cash provided by investing activities was $0.4 million for the nine months ended September 30, 2021 and primarily consisted of $2.1 million of purchases of property, plant and equipment partially offset by $2.5 million of proceeds from the sale of property, plant and equipment. Asset sales were primarily comprised of the disposition of motor vehicles and under-utilized or non-core assets, while asset purchases included investments in our disposal capacity and our fleet upgrades for water transport and disposal services.
Net cash used by investing activities was $1.2 million for the nine months ended September 30, 2020 and primarily consisted of $2.8 million of purchases of property, plant and equipment partially offset by $1.6 million of proceeds from the sale of property, plant and equipment. Asset sales were primarily comprised of the disposition of two properties and under-utilized or non-core assets, while asset purchases included investments in our disposal capacity and our truck fleet for water transport services.
Financing Activities
Net cash used in financing activities was $3.4 million for the nine months ended September 30, 2021 and was primarily comprised of $0.4 million of payments on the CRE Loan and $1.4 million of payments on vehicle finance leases and other financing activities.
Net cash used in financing activities was $3.0 million for the nine months ended September 30, 2020 and was primarily comprised of proceeds from the PPP Loan of $4.0 million partially offset by $5.5 million of payments on the First Lien Credit Agreement and Second Lien Term Loan Agreement and $1.5 million of payments on finance leases and other financing activities.
Capital Expenditures
Our capital expenditure program is subject to market conditions, including customer activity levels, commodity prices, industry capacity and specific customer needs. Cash required for capital expenditures for the nine months ended September 30, 2021 totaled $2.1 million compared to $2.8 million for the nine months ended September 30, 2020. These capital expenditures were partially offset by proceeds received from the sale of under-utilized or non-core assets of $2.5 million and $1.6 million in the nine months ended September 30, 2021 and 2020, respectively.
A portion of our transportation-related capital requirements are financed through finance leases (see Note 4 in the Notes to the Condensed Consolidated Financial Statements herein for further discussion of finance leases). We had $0 and $0.3 million of equipment additions under finance leases during the nine months ended September 30, 2021 and September 30, 2020, respectively.
We continue to focus on improving the utilization of our existing assets and optimizing the allocation of resources in the various shale basins in which we operate. Due to the COVID-19 outbreak, we implemented a significant reduction in our capital expenditures budget for fiscal 2021, as discussed above in “Trends

Affecting Our Operating Results.” Our planned capital expenditures for 2021 are expected to be financed through cash flow from operations, finance leases, borrowings under our Operating LOC Loan, or a combination of the foregoing.
Indebtedness
As of September 30, 2021, we had $28.0 million of indebtedness outstanding, consisting of $11.8 million under the Equipment Loan, $9.5 million under the CRE Loan, $0.1 million under our vehicle term loan, $0.1 million under our equipment finance loan and $6.5 million of finance leases for vehicle financings and real property leases.
The PPP Borrower used the PPP Loan proceeds for designated qualifying expenses over the covered period and applied for forgiveness of the PPP Loan during September 2020 in accordance with the terms of the PPP, which was granted in full in June 2021. See Note 10 in the Notes to the Condensed Consolidated Financial Statements herein for a discussion about our debt arrangements and related terms.
The Loans contain certain affirmative and negative covenants, including a minimum debt service coverage ratio, beginning December 31, 2022, as well as other terms and conditions that are customary for loans of this type. As of September 30, 2021, we were in compliance with all covenants.
Off Balance Sheet Arrangements
As of September 30, 2021, we did not have any material off-balance-sheet arrangements as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.
Critical Accounting Policies
There have been no significant changes to our Critical Accounting Policies during the nine months ended September 30, 2021 from those disclosed in “Item 7.
Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2020 Annual Report on Form 10-K.
Item 3. Quantitative and Qualitative Disclosures about Market Risk
There have been no material changes in our quantitative and qualitative disclosures about market risk from those disclosed in “Item 7A. Quantitative and Qualitative Disclosures about Market Risk” in our 2020 Annual Report on Form 10-K.
Item 4. Controls and Procedures
Disclosure Controls and Procedures
As of the end of the period covered by this Quarterly Report, we performed an evaluation, under the supervision and with the participation of our Chief Executive Officer (Principal Executive Officer) and Interim Chief Financial Officer (Principal Financial Officer), of our disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based upon that evaluation, our Chief Executive Officer and Interim Chief Financial Officer concluded that our disclosure controls and procedures were effective at that time to provide reasonable assurance that the information required to be disclosed in our reports filed with the SEC under the Exchange Act, are recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and are accumulated and communicated to our management, including the Chief Executive Officer and Interim Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting during the three months ended September 30, 2021 that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

PART II — OTHER INFORMATION
Item 1. Legal Proceedings
See “Legal Matters” in Note 15 of the Notes to the Condensed Consolidated Financial Statements for a description of our material legal proceedings.
Item 1A. Risk Factors
In addition to the information set forth in this Quarterly Report, you should carefully consider the risk factors discussed in Part I, Item 1A. Risk Factors of our 2020 Annual Report on Form 10-K in addition to the liquidity risk factor below
We may not be able to generate sufficient liquidity to fund our future operating needs and debt service obligations, and we may not be successful in implementing measures to improve our liquidity position
We continue to incur operating losses, and although management has undertaken various initiatives to generate additional liquidity, including reducing operating and administrative costs through employee headcount reductions, closing operating locations that are not profitable, deferring capital expenditures in our continuing business operations, and increasing our prices, we anticipate continuing to incur operating losses into the near future. There can be no assurance that these steps, or any others we might implement, will be sufficient to mitigate the adverse trends we are experiencing in our businesses and the resulting negative impact on our liquidity position.
If we do not generate enough cash flow from operations to satisfy our operating needs and debt service obligations, we may be required to undertake alternative financing plans, such as raising additional capital, incurring additional debt or restructuring our existing debt, or divesting all or a portion of our business or assets. We also may consider other forms of strategic transactions, such as mergers, combinations, joint ventures, asset sales or other forms of strategic transactions involving some or all of our business operations, that have the potential to enhance our prospects and liquidity position. There can be no assurance, however, that we would be able to implement any such alternative financing plans or other strategic transactions on commercially reasonable terms or at all, or that undertaking alternative financing plans or other strategic transactions would provide sufficient liquidity to allow us to meet our debt service obligations and capital expenditure needs or that any such contemplated actions would be permitted under the terms of our existing debt instruments. Any incurrence of additional debt or restructuring of our existing debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business and operations. If we raise additional funds through the issuance of equity or debt securities, our shareholders could experience significant dilution of their ownership interest, and these securities could have rights, preferences, and privileges that are superior to those of our existing common stock. Any divestitures of all or a portion of our business or assets may be on unattractive terms and prices. We also may incur substantial costs in pursuing these alternatives, which could include investment banking and advisory fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses, and other costs. We also may be required to recognize non-cash charges in connection with certain securities we may issue, which may adversely impact our financial condition.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.
None.
Item 3. Defaults Upon Senior Securities
None.
Item 4. Mine Safety Disclosures
Not applicable.
Item 5. Other Information
None.

Item 6. Exhibits
The exhibits listed on the “Exhibit Index” set forth below are filed or furnished with this Quarterly Report on Form 10-Q or incorporated by reference as set forth therein.
Exhibit Number	Description
10.1*	Second Amendment to Loan Agreement, dated August 19, 2021, between Nuverra Environmental Solutions, Inc. and First International Bank & Trust (incorporated by reference to Exhibit 10.1 to Nuverra’s Current Report on Form 8-K filed with the SEC on August 19, 2021).
10.2*	Promissory Note (Letter of Credit Loan-Insurance), dated August 19, 2021, by Nuverra Environmental Solutions, Inc. in favor of First International Bank & Trust (incorporated by reference to Exhibit 10.2 to Nuverra’s Current Report on Form 8-K filed with the SEC on August 19, 2021).
31.1*	Rule 13-a-14(a)/15d-14(a) Certification of Principal Executive Officer.
31.2*	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.
32.1*	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	XBRL Instance Document — The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.
104.1*	Cover Page Interactive Data File — The cover page interactive data file does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.

*
Filed herewith

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
NUVERRA ENVIRONMENTAL SOLUTIONS, INC. (Registrant)
Date:	November 15, 2021
/s/ Charles K. Thompson
Name:	Charles K. Thompson
Title:	Chief Executive Officer (Principal Executive Officer)
/s/ Eric Bauer
Name:	Eric Bauer
Title:	Executive Vice President and Interim Chief Financial Officer (Principal Financial Officer)

ANNEX U

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of report (Date of earliest event reported): November 30, 2021

Nuverra Environmental Solutions, Inc.
(Exact Name of Registrant as Specified in Charter)

Delaware (State or Other Jurisdiction of Incorporation)	001-33816 (Commission File Number)	26-0287117 (IRS Employer Identification No.)
11111 Katy Freeway, Suite 1006, Houston, TX 77079
(Address of Principal Executive Offices) (Zip Code)
Registrant’s telephone number, including area code: (602) 903-7802
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions (see General Instruction A.2 below):
☐
Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐
Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.01 par value	NES	NYSE American
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
☐
Emerging growth company

☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 5.02
Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On November 30, 2021, Lawrence A. First resigned as a member of the Board of Directors of Nuverra Environmental Solutions, Inc. (the “Company”). Mr. First’s resignation as a director was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
NUVERRA ENVIRONMENTAL SOLUTIONS, INC.
Date: December 3, 2021	By:	/s/ Joseph M. Crabb
		Name:	Joseph M. Crabb
		Title:	Executive Vice President, Chief Legal Officer and Corporate Secretary

PART II.
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.   Indemnification of Directors and Officers
Select Energy Services, Inc. is organized under the laws of Delaware. The Select Charter provides that a director will not be liable to the corporation or its stockholders for monetary damages to the fullest extent permitted by the DGCL. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in the Select Charter, will be limited to the fullest extent permitted by the amended DGCL. The Select Bylaws provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.
Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote agreement or otherwise.
The Select Charter also contains indemnification rights for Select’s directors and officers. Specifically, the Select Charter provides that Select shall indemnify Select’s officers and directors to the fullest extent authorized by the DGCL. Further, Select may maintain insurance on behalf of Select’s officers and directors against expense, liability or loss asserted incurred by them in their capacities as officers and directors.
Select has obtained directors’ and officers’ insurance to cover Select’s directors, officers and some of its employees for certain liabilities.
Select has entered into, or will enter into, written indemnification agreements with its directors and executive officers. Under such agreements, if an officer or director makes a claim of indemnification to us, either a majority of the independent directors or independent legal counsel selected by the independent directors must review the relevant facts and make a determination whether the officer or director has met the standards of conduct under Delaware law that would permit (under Delaware law) and require (under the indemnification agreement) us to indemnify the officer or director.
Item 21.   Exhibits and Financial Statement Schedules
(a)   Exhibits.
EXHIBIT INDEX
Exhibit Number	Description
2.1†
Agreement and Plan of Merger, dated as of December 12, 2021, by and among Select Energy Services, Inc., Navy Holdco, LLC, Navy Merger Sub, Inc. and Nuverra Environmental Solutions, Inc. (included as Annex A to the consent statement/prospectus included in this Registration Statement on Form S-4).

3.1	Fourth Amended and Restated Certificate of Incorporation of Select Energy Services, Inc. (incorporated by reference herein to Exhibit 3.1 to Select Energy Services, Inc.’s Current Report on Form 8-K, filed May 15, 2019 (File No. 001-38066)).

Exhibit Number	Description
3.2	Second Amended and Restated Bylaws of Select Energy Services, Inc. (incorporated by reference herein to Exhibit 3.2 to Select Energy Services, Inc.’s Current Report on Form 8-K, filed May 15, 2019 (File No. 001-38066)).
5.1*	Opinion of Vinson & Elkins L.L.P. as to the validity of the securities being registered.
8.1*	Opinion of Vinson & Elkins L.L.P. regarding material U.S. federal income tax matters.
8.2*	Opinion of Squire Patton Boggs (US) LLP regarding material U.S. federal income tax matters.
10.1	Support Agreement, dated as of December 12, 2021, by and among Select Energy Services, Inc., Navy Merger Sub, Inc., Navy Holdco, LLC, Nuverra Environmental Solutions, Inc., and Ascribe II Investments, LLC and Ascribe III Investments LLC (included as Annex B to the consent statement/prospectus included in this Registration Statement on Form S-4).
10.2	Support Agreement, dated as of December 12, 2021, by and among Select Energy Services, Inc., Navy Merger Sub, Inc., Navy Holdco, LLC, Nuverra Environmental Solutions, Inc., and Gates Capital Management, Inc. (included as Annex C to the consent statement/prospectus included in this Registration Statement on Form S-4).
21.1	List of subsidiaries of Select Energy Services, Inc. (incorporated by reference to Exhibit 21.1 of Form 10-K, File No. 001-38066, for the year ended December 31, 2020).
23.1*	Consent of Grant Thornton LLP related to Select Energy Services, Inc.
23.2*	Consent of Moss Adams LLP related to Nuverra Environmental Solutions, Inc.
23.3*	Consent of Vinson & Elkins L.L.P. (included in Exhibit 5.1).
23.4*	Consent of Vinson & Elkins L.L.P. (included in Exhibit 8.1).
23.5*	Consent of Squire Patton Boggs (US) LLP (included in Exhibit 8.2).
24.1*	Power of Attorney (included on the signature page to this registration statement).
99.1*	Written Consent of Nuverra Common Stockholders.

*
Filed herewith.

†
Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and similar attachments have been omitted. The registrant hereby agrees to furnish supplementally a copy of any omitted schedule or similar attachment to the SEC upon request.

Item 22.    Undertakings
The undersigned registrant hereby undertakes:
(a)(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)   To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
(ii)   To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)   To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement.

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)   That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(5)   That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)   Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(6)   That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(7)   That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(8)   That every prospectus (i) that is filed pursuant to paragraph (7) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(9)   To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.
(10) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question as to whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement, or amendment thereto, to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on January 5, 2022.
SELECT ENERGY SERVICES, INC.
By:
/s/ Nick L. Swyka

Nick L. Swyka
Chief Financial Officer and Senior Vice President
POWER OF ATTORNEY
Each person whose signature appears below appoints John D. Schmitz, Nick L. Swyka and Adam R. Law, and each of them, any of whom may act without the joinder of the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto, and all other documents in connection therewith or in connection with the registration of the securities under the Securities Act of 1933, as amended, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement, or amendment thereto, has been signed by the following persons in the capacities indicated below on January 5, 2022.
Name	Title
/s/ John D. Schmitz John D. Schmitz	President, Chief Executive Officer and Chairman (Principal Executive Officer)
/s/ Nick L. Swyka Nick L. Swyka	Chief Financial Officer and Senior Vice President (Principal Financial Officer)
/s/ Brian P. Szymanski Brian P. Szymanski	Chief Accounting Officer (Principal Accounting Officer)
/s/ David C. Baldwin David C. Baldwin	Director
/s/ Gayle Burleson Gayle Burleson	Director
/s/ Richard A. Burnett Richard A. Burnett	Director
/s/ Robert V. Delaney Robert V. Delaney	Director
/s/ Troy W. Thacker Troy W. Thacker	Director
/s/ David A. Trice David A. Trice	Director
/s/ Douglas J. Wall Douglas J. Wall	Director